As filed with the Securities and Exchange Commission on February 1, 2018

Registration No. 333-221707

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ATLAS HOLDINGS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	(2834)	32-0546926
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

Atlas Holdings, Inc.

c/o Impax Laboratories, Inc.

30831 Huntwood Ave

Hayward, CA 94544

Telephone: (510) 240-6000

(Address, including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Bryan M. Reasons

Atlas Holdings, Inc.

c/o Impax Laboratories, Inc.

30831 Huntwood Ave

Hayward, CA 94544

(510) 240-6000

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With a copy to:

Francis J. Aquila, Esq. Matthew G. Hurd, Esq. Catherine M. Clarkin, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	Mark A. Schlossberg, Esq. Impax Laboratories, Inc. 30831 Huntwood Ave. Hayward, CA 94544 (510) 240-6000	Charles K. Ruck, Esq. R. Scott Shean, Esq. Latham & Watkins LLP 650 Town Center Drive Costa Mesa, CA 92626 (213) 891-1200

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934 (“Exchange Act”).

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Class A Common Stock, par value $0.01 per share	75,579,445	N/A	$1,299,966,454	$161,845.82

(1)	Computed in accordance with Rule 457(f) under the Securities Act to be $161,845.82, by multiplying the proposed maximum aggregate offering price by .0001245.
(2)	Previously paid in connection with the initial filing of this registration statement on November 21, 2017.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in the combined proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. The combined proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION—DATED FEBRUARY 1, 2018

LETTER TO STOCKHOLDERS OF IMPAX

[            ], 2017

Dear Impax Stockholders:

The board of directors of Impax Laboratories, Inc. (“Impax”) and the board of managers of Amneal Pharmaceuticals LLC (“Amneal”) recently agreed to combine the generics and specialty pharmaceutical business of Impax with the generic drug development and manufacturing business of Amneal in a transaction that represents an opportunity to create a new generics company, pursuant to the Business Combination Agreement (the “BCA”), dated as of October 17, 2017, among Impax, Amneal, Atlas Holdings, Inc., a direct wholly owned subsidiary of Impax (“Holdco”) and K2 Merger Sub Corporation, a direct wholly owned subsidiary of Holdco (“Merger Sub”), as amended on November 21, 2017 and December 16, 2017, and the transactions contemplated thereby (the “Combination”).

The Combination includes (i) the merger of Impax with Merger Sub with Impax surviving the merger as a direct wholly owned subsidiary of Holdco (the “Impax Merger”), (ii) the conversion of the surviving corporation of the Impax Merger into a Delaware limited liability company, (iii) the contribution by Holdco of all of the equity interests of Impax to Amneal in exchange for certain equity interests of Amneal and (iv) the issuance by Holdco of shares of its Class B common stock to the existing members of Amneal (the “Existing Amneal Members”).

Following completion of the Combination, the combined businesses will operate under Holdco as a new holding company, which will be renamed Amneal Pharmaceuticals, Inc. (“New Amneal”). In connection with the Combination, each share of common stock of Impax will be converted into the right to receive one share of New Amneal Class A common stock. Holders of Impax common stock (“Impax Stockholders”) immediately prior to the Combination will collectively hold approximately 25%, and the Existing Amneal Members will hold approximately 75%, of the voting and economic interests in the combined businesses of Impax and Amneal under New Amneal. Following the closing of the Combination and the PIPE Investment (as described on pages 5-6 of the enclosed combined proxy statement/prospectus), it is expected that the Existing Amneal Members will hold approximately 60% of the voting power of the outstanding shares of New Amneal common stock (the “New Amneal Shares”) and TPG Improv Holdings, L.P. and other institutional investors will hold approximately 15% of the voting power of the outstanding New Amneal Shares.

We are excited about the Combination and the opportunities that it presents, and we invite you to a special meeting of Impax Stockholders (the “Special Meeting”) to be held on [                    ], 2018 at [            ] [a.m./p.m.] local time, at [            ] to vote on matters relating to the Combination.

You are being asked to consider and vote on the following proposals:

•	a proposal to adopt the BCA and thereby approve the Combination (the “Combination Proposal”);

•	a proposal to approve, on a non-binding advisory basis, the compensatory arrangements between Impax and certain Impax executive officers relating to the Combination that are disclosed in the section entitled “The Special Meeting—Vote Required and Impax Board Recommendation—Compensation Proposal” beginning on page 68 of the enclosed combined proxy statement/prospectus;

•	a proposal to approve and adopt the Atlas Holdings, Inc. 2018 Incentive Award Plan; and

•

a proposal to approve any motion to adjourn the Special Meeting, if necessary or appropriate, (i) due to the absence of a quorum, (ii) to prevent a violation of applicable law, (iii) to provide to Impax

Stockholders any supplement or amendment to the combined proxy statement/prospectus and/or (iv) to solicit additional proxies if Impax reasonably determines that it is advisable or necessary to do so in order to obtain Impax Stockholder approval of the Combination Proposal.

IMPAX’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS DESCRIBED ABOVE.

The Combination cannot be completed unless you vote to adopt the BCA and thereby approve the Combination. Approval of the Combination Proposal is a condition to the consummation of the Combination; the failure to adopt the other proposals will have no impact on the consummation of the Combination.

More information about the Combination and the proposals described above is contained in the enclosed combined proxy statement/prospectus. We urge you to read this document, including the Annexes and the documents incorporated by reference, carefully and in full. In particular, we urge you to read the section entitled “Risk Factors” beginning on page 27 of the enclosed combined proxy statement/prospectus.

The close of business on [                    ], 2018 has been fixed as the record date for determining the Impax Stockholders entitled to receive notice of and to vote at the Special Meeting.

We look forward to seeing you at the Special Meeting and appreciate your support at this key moment for our company.

Best regards,

Paul M. Bisaro

President and Chief Executive Officer

Your vote is very important. Whether or not you plan to attend the Special Meeting, please vote as soon as possible by following the instructions in the enclosed combined proxy statement/prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Combination, the adoption of the BCA, the issuance of New Amneal Shares in connection with the Combination, or any other transaction described in the enclosed combined proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

The enclosed combined proxy statement/prospectus is dated [            ], 2017, and is first being mailed to Impax Stockholders on or about [            ].

NOTICE OF SPECIAL MEETING

Important Notice Regarding the Special Meeting to be held on [            ], 2018

A Special Meeting of the holders of Impax Laboratories, Inc. (“Impax”) common stock (the “Impax Stockholders”) will be held on [            ], 2018, at [    ] [a.m./p.m.] local time at [            ] for the following purposes:

1.	To consider and vote upon a proposal to adopt the Business Combination Agreement, dated as of October 17, 2017 (the “BCA”), by and among Amneal Pharmaceuticals LLC (“Amneal”), Atlas Holdings, Inc. (“Holdco”), K2 Merger Sub Corporation (“Merger Sub”) and Impax, as amended on November 21, 2017 and December 16, 2017, and thereby approve the transactions contemplated thereby (the “Combination Proposal”);

2.	To consider and vote upon a proposal to approve, on a non-binding advisory basis, certain compensatory arrangements between Impax and certain named Impax executive officers relating to the Combination that are described in the section entitled “The Special Meeting—Vote Required and Impax Board Recommendation—Compensation Proposal” beginning on page 68 of the enclosed combined proxy statement/prospectus (the “Compensation Proposal”);

3.	To consider and vote upon a proposal to approve and adopt the Atlas Holdings, Inc. 2018 Incentive Award Plan; and

4.	To consider and vote upon a proposal to approve any proposal to adjourn the Special Meeting, or any postponement thereof, to another time or place if necessary or appropriate (i) due to the absence of a quorum at the Special Meeting, (ii) to prevent a violation of applicable law, (iii) to provide to Impax Stockholders any supplement or amendment to the combined proxy statement/prospectus and/or (iv) to solicit additional proxies if Impax reasonably determines that it is advisable or necessary to do so in order to obtain Impax Stockholder approval of the Combination Proposal.

The board of directors has unanimously determined that the transactions, including the merger of Merger Sub with and into Impax (the “Impax Merger”), are in the best interests of and advisable to the Impax Stockholders and recommends that the Impax Stockholders adopt the BCA and thereby approve the transactions contemplated by the BCA (the “Combination”), including the Impax Merger. The board of directors made its determination after consultation with its legal and financial advisors and consideration of a number of factors.

YOUR VOTE IS VERY IMPORTANT!

Please promptly vote your shares by telephone, using the Internet, or by signing and returning your proxy in the enclosed envelope if you received a printed version.

IMPAX’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR ITEMS 1, 2, 3 AND 4 ON THE PROXY CARD.

The close of business on [            ], 2018 has been fixed as the record date for determining the Impax Stockholders entitled to receive notice of and to vote at the Special Meeting.

This combined proxy statement/prospectus is available at http://investors.impaxlabs.com/Investor-Relations/default.aspx. If you are an Impax Stockholder of record, you may access your proxy card by either:

•	visiting: www.voteproxy.com, entering the information requested on your computer screen and following the simple instructions, or

•	calling (in the United States, U.S. territories, and Canada) toll-free (800) 776-9437 on a touch-tone telephone and following the simple instructions provided by the recorded message.

Subject to space availability, all Impax Stockholders, or their duly appointed proxies, may attend the Special Meeting. Due to seating limitations, admission to the Special Meeting will be on a first-come, first-served basis. Registration and seating will begin at [                    ] [a.m./p.m.], local time. Each Impax Stockholder will be asked to present valid photo identification issued by a government agency, such as a driver’s license or passport. If you hold your outstanding shares of common stock of Impax in your name as a stockholder of record and you wish to attend the Special Meeting, please bring evidence of your stock ownership, such as your most recent account statement. If your shares of Impax common stock are held in “street name” in a stock brokerage account or by a bank, broker or other holder of record and you wish to attend the Special Meeting, you must obtain a legal proxy from the bank, broker or other holder of record and you will need to bring a copy of a bank or brokerage statement to the Special Meeting reflecting your stock ownership as of the Record Date.

PLEASE VOTE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ENCLOSED COMBINED PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ENCLOSED COMBINED PROXY STATEMENT/PROSPECTUS.

Your vote is important. Approval of the Combination Proposal by the Impax Stockholders is a condition to the Combination and requires the affirmative vote of the holders of a majority of the Impax Shares outstanding and entitled to vote on the Combination Proposal. Impax Stockholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes electronically via the Internet or by telephone. Simply follow the instructions provided on the enclosed proxy card. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Combination Proposal.

By Order of the Board of Directors,

Mark A. Schlossberg

Corporate Secretary

ADDITIONAL INFORMATION REGARDING IMPAX

The enclosed combined proxy statement/prospectus incorporates by reference important business and financial information about Impax Laboratories, Inc. (“Impax”) from documents that are not included in or delivered with the combined proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in the enclosed combined proxy statement/prospectus by requesting them in writing or by telephone at the following address and telephone number.

Impax Laboratories, Inc.

30831 Huntwood Ave.

Hayward, CA 94544

Attention: Investor Relations

(510) 240-6000

http://investors.impaxlabs.com/Investor-Relations/default.aspx

In addition, if you have questions about the Combination or the Special Meeting, or if you need to obtain copies of the enclosed combined proxy statement/prospectus, proxy card or other documents incorporated by reference in the combined proxy statement/prospectus, you may contact Impax’s proxy solicitor at the address and telephone number listed below. You will not be charged for any of the documents you request.

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Toll-free: (800) 322-2885

Collect: (212) 929-5500

If you would like to request documents, please do so by [            ], 2018, in order to receive them before the Special Meeting.

For a more detailed description of the information incorporated by reference in the enclosed combined proxy statement/prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information” beginning on page 259 of the enclosed combined proxy statement/prospectus.

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TABLE OF CONTENTS (cont’d)

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TABLE OF CONTENTS (cont’d)

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QUESTIONS AND ANSWERS ABOUT THE COMBINATION AND THE SPECIAL MEETING

The following are answers to certain questions that you may have regarding the Special Meeting. Impax urges you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this document.

•	“Amneal” refers to Amneal Pharmaceuticals LLC, a Delaware limited liability company.

•	“Amneal Board” refers to Amneal’s board of managers.

•	“Amneal Common Units” refers to the common units of Amneal.

•	“Amneal Group” refers to the Existing Amneal Members and any of their affiliates, successors and permitted assigns to which any New Amneal Shares have been transferred in accordance with the Stockholders Agreement (each an “Amneal Group Member”).

•	“Amneal Group Representative” refers to Amneal Holdings, LLC, a Delaware limited liability company and the ultimate parent of Amneal.

•	“BCA” refers to the Business Combination Agreement, dated as of October 17, 2017, among Impax, Amneal, Holdco and Merger Sub, as amended on November 21, 2017 and December 16, 2017.

•	“Class A Common Stock” refers to shares of Class A common stock of New Amneal.

•	“Class B Common Stock” refers to shares of Class B common stock of New Amneal.

•	“Class B-1 Common Stock” refers to the shares of Class B-1 common stock of New Amneal.

•	“Closing” refers to the closing of the Combination.

•	“Closing Date” refers to the date on which the Closing actually occurs.

•	“Combination” refers to the transactions contemplated by the BCA.

•	“Combined Company” refers to New Amneal, Amneal, Impax and each of their respective subsidiaries following the consummation of the Combination.

•	“dollars” or “$” refers to U.S. dollars.

•	“Existing Amneal Members” refers to Amneal Pharmaceuticals Holding Company, LLC, AP Class D Member, LLC, AP Class E Member, LLC and AH PPU Management, LLC, each a Delaware limited liability company.

•	“GAAP” refers to the generally accepted accounting principles in the United States.

•	“Holdco” refers to Atlas Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Impax.

•	“Impax” refers to Impax Laboratories, Inc., a Delaware corporation.

•	“Impax Board” refers to Impax’s board of directors.

•	“Impax Merger” means the merger of Merger Sub with and into Impax, with Impax continuing as the surviving corporation, pursuant to the BCA.

•	“Impax Shares” refers to outstanding shares of common stock of Impax, par value $0.01 each.

•	“Impax Stockholders” refers to the holders of Impax Shares.

•	“Merger Sub” refers to K2 Merger Sub Corporation, a Delaware limited liability company and a direct wholly owned subsidiary of Holdco and an indirect wholly owned subsidiary of Impax.

•	“New Amneal” refers to Holdco after it has been re-registered as a public company and renamed Amneal Pharmaceuticals, Inc. pursuant to the BCA at or prior to the Closing.

•	“New Amneal Board” refers to New Amneal’s board of directors.

•	“New Amneal Shares” refers collectively to shares of Class A Common Stock, shares of Class B Common Stock and shares of Class B-1 Common Stock.

•	“New Amneal Stockholder” refers to each holder of New Amneal Shares.

•	“our,” “we” or “us” refers to Impax.

•	“Record Date” refers to [ ], 2018, the date for determining the Impax Stockholders entitled to receive notice of and to vote at the Special Meeting.

•	“Stockholders Agreement” refers to the Second Amended and Restated Stockholders Agreement, dated December 16, 2017, by and among Holdco and the Existing Amneal Members.

Q: Why am I receiving this combined proxy statement/prospectus?

A: You are receiving this combined proxy statement/prospectus because Amneal, Impax, Holdco, a wholly owned subsidiary of Impax, and Merger Sub, an indirect wholly owned subsidiary of Impax, have entered into the BCA pursuant to which, on the terms and subject to the conditions included in the BCA, Impax has agreed to combine with Amneal by means of a Combination, which includes (i) the Impax Merger, (ii) the conversion of the surviving corporation of the Impax Merger into a Delaware limited liability company, (iii) the contribution by Holdco of all of the equity interests of Impax to Amneal in exchange for certain equity interests of Amneal, and (iv) the issuance by Holdco of shares of its Class B Common Stock to the existing members of Amneal (“Existing Amneal Members”). The BCA, which governs the terms of the Combination, is attached to this combined proxy statement/prospectus as Annex A.

The BCA must be adopted by the Impax Stockholders in accordance with the General Corporation Law of the State of Delaware (the “DGCL”). Impax is holding a special meeting of its stockholders (the “Special Meeting”), to obtain such approval. Impax Stockholders will also be asked to vote on certain other matters described in this combined proxy statement/prospectus at the Special Meeting and to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to adopt the BCA and thereby approve the Combination.

Q: When and where will the Special Meeting take place?

A: The Special Meeting will be held at [    ] [a.m./p.m.] Eastern Time, on [            ], 2018, at [            ], [            ].

Q: What matters will be considered at the Special Meeting?

A: The Impax Stockholders will be asked to:

•	consider and vote on a proposal to adopt the BCA and thereby approve the Combination (the “Combination Proposal”);

•	consider and vote on a proposal to approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to New Amneal’s named executive officers that is based on or otherwise relates to the combination (the “Compensation Proposal”);

•	consider and vote on a proposal to approve the Atlas Holdings, Inc. 2018 Incentive Award Plan (the “2018 Plan”) (the “2018 Plan Proposal”); and

•	consider and vote on a proposal to adjourn the Special Meeting, or any postponement thereof, to another time or place if necessary or appropriate (i) due to the absence of a quorum at the Special

Meeting, (ii) to prevent a violation of applicable law, (iii) to provide to Impax Stockholders any supplement or amendment to the combined proxy statement/prospectus and/or (iv) to solicit additional proxies if Impax reasonably determines that it is advisable or necessary to do so in order to obtain Impax Stockholder approval of the Combination Proposal (the “Adjournment Proposal”).

Q: Is my vote important?

A: Yes. The Combination cannot be completed unless the BCA is adopted by the holders representing a majority of the outstanding Impax Shares entitled to vote thereon. Only Impax Stockholders as of the close of business on the Record Date are entitled to vote at the Special Meeting. The Impax Board unanimously recommends that such Impax Stockholders vote “FOR” for the approval of the Combination Proposal, “FOR” the approval of the Compensation Proposal, “FOR” the approval of the 2018 Plan Proposal and “FOR” the approval of the Adjournment Proposal.

Q: If my Impax Shares are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A: A “broker non-vote” occurs when a broker submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions. Under the NASDAQ Global Select Market (the “NASDAQ”), brokers are not permitted to vote on any of the matters to be considered at the Special Meeting. As a result, your Impax Shares will not be voted on any matter unless you affirmatively instruct your broker, bank or nominee how to vote your shares in one of the ways indicated by your broker, bank or other nominee.

Q: What Impax stockholder vote is required for the approval of each proposal brought before the Special Meeting? What will happen if I fail to vote or abstain from voting on each proposal?

A: The Combination Proposal. Approval of the Combination Proposal requires the affirmative vote of the holders of a majority of the Impax Shares outstanding as of the close of business on the Record Date and entitled to vote on the Combination Proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Combination Proposal. The Combination cannot be completed unless the Combination Proposal is adopted by the holders of a majority of the outstanding Impax Shares entitled to vote thereon.

The Compensation Proposal. Approval of the Compensation Proposal requires the affirmative vote of the holders of a majority of the Impax Shares present in person or represented by proxy at the Special Meeting and entitled to vote on the Compensation Proposal. Abstentions will have the same effect as a vote “AGAINST” the Compensation Proposal, and broker non-votes will have no effect on the outcome of the vote.

The 2018 Plan Proposal. Approval of the 2018 Plan Proposal requires the affirmative vote of the holders of a majority of the Impax Shares present in person or represented by proxy at the Special Meeting and entitled to vote on the 2018 Plan Proposal. Abstentions will have the same effect as a vote “AGAINST” the 2018 Plan Proposal, and broker non-votes will have no effect on the outcome of the vote.

The Adjournment Proposal. Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the Impax Shares present in person or represented by proxy at the Special Meeting and entitled to vote on the Adjournment Proposal. Abstentions will have the same effect as a vote “AGAINST” the Adjournment Proposal, and broker non-votes will have no effect on the outcome of the vote.

As of December 22, 2017, the percentage of outstanding Impax Shares entitled to vote (including shares of common stock currently issuable or issuable within 60 days of December 22, 2017 upon the exercise of stock options and unvested RSAs) held by directors, execute officers and their affiliates was 3.3%.

Q: What will Impax Stockholders receive if the Combination is completed?

A: As a result of the Combination, each Impax Share issued and outstanding immediately prior to the effective time of the Impax Merger (the “Impax Merger Effective Time”) (other than shares owned or held by Impax in treasury, by Amneal or by any of their respective subsidiaries (“Cancelled Shares”)) will be converted into the right to receive one share of Class A Common Stock. Holders of Impax Shares immediately prior to the consummation of the Combination will collectively hold approximately 25% of the voting and economic power of the combined businesses of Impax and Amneal under New Amneal following the consummation of the Combination. For more information regarding the consideration to be provided to Impax Stockholders, see the section entitled “The Combination—Consideration” beginning on page 75.

Q: How will outstanding Impax stock options and restricted shares be treated if the Combination is completed?

A: As a result of the Combination, outstanding equity awards (other than Non-Vesting Awards as described below) will become fully vested (to the extent not otherwise vested) and be exchanged for a fully vested and exercisable option to purchase an equal number of shares of Class A Common Stock with the same exercise price per share as the original option and which will otherwise be subject to the same terms and conditions as the original option. Each restricted Impax Share will be exchanged for one unrestricted share of Class A Common Stock (subject to any required tax withholding in connection with the vesting of such restricted Impax share).

After the date of the BCA, Impax may, subject to certain restrictions, grant equity awards to its employees and other service providers, including its non-employee directors. The terms of certain awards granted after the date of the BCA (each such award as a “Non-Vesting Award”) may provide that such award will not vest as a result of the Combination. As a result of the Combination, each such Non-Vesting Award will be exchanged for an equity award with respect to a number of shares of Class A Common Stock equal to the number of the Impax Shares subject to such Non-Vesting Award immediately prior to the Closing. Each replacement equity award will continue to be subject to the same terms and conditions (including vesting terms and conditions) as the original Non-Vesting Award. All Impax equity awards held by non-employee directors will vest upon the Closing.

For additional information regarding the treatment of Impax equity awards, see the section entitled “The Business Combination Agreement—Treatment of Impax Equity Incentive Awards” beginning on page 186.

Q: How does the Impax Board recommend that I vote?

A: The Impax Board recommends that the Impax Stockholders vote “FOR” the approval of the Combination Proposal, “FOR” the approval of the Compensation Proposal, “FOR” the approval of the 2018 Plan Proposal and “FOR” the approval of the Adjournment Proposal. For more information regarding how the board of directors of Impax recommends that Impax Stockholders vote, see the section entitled “The Combination—Recommendation of the Impax Board and Reasons for the Combination” beginning on page 88.

Q: What is executive officer compensation and why are Impax Stockholders being asked to vote on it?

A: The Securities and Exchange Commission (the “SEC”) has adopted rules that require Impax to seek a non-binding, advisory vote on the compensation payments that will or may be made to its named executive officers in connection with the Combination. Impax urges Impax Stockholders to read the section entitled “Interests of Impax Directors and Officers in the Combination” beginning on page 112.

Q: Who is entitled to vote at the Special Meeting?

A: The Impax Board has fixed [    ], 2018 as the Record Date for the Special Meeting. All holders of record of Impax Shares as of the close of business on the Record Date are entitled to receive notice of, and to vote at, the Special Meeting, provided that those shares remain outstanding on the date of the Special Meeting. Physical attendance at the Special Meeting is not required to vote. See the section entitled “Questions and Answers About the Combination and the Special Meeting—How can I vote my shares without attending the Special Meeting?” beginning on page 6 for instructions on how to vote your Impax Shares without attending the Special Meeting.

Q: How many votes do I have?

A: Each Impax Stockholder of record is entitled to one vote for each Impax Share held by such holder as of the close of business on the Record Date. As of the close of business on the Record Date, there were [    ] outstanding Impax Shares.

Q: What constitutes a quorum for the Special Meeting?

A: A quorum is the minimum number of stockholders necessary to hold a valid meeting.

A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of Impax Shares outstanding as of the close of business on the Record Date are present in person or represented by proxy at the Special Meeting.

Q: What will happen to Impax as a result of the Combination?

A: As part of the completion of the Combination, (i) the Impax Merger will be consummated with the separate corporate existence of Merger Sub ceasing and Impax surviving as a wholly owned subsidiary of Holdco; (ii) each outstanding Impax Share (other than Cancelled Shares), will be converted into the right to receive one share of Class A Common Stock; (iii) Impax will convert to a Delaware limited liability company to be named Impax Laboratories, LLC (“Impax LLC”); (iv) Holdco will contribute all of the equity interests of Impax to Amneal in exchange for certain equity interests of Amneal; (v) New Amneal will issue shares of Class B Common Stock to the Existing Amneal Members; and (vi) New Amneal will become the managing member of Amneal.

Q: What is Amneal?

A: Amneal, whose legal name is Amneal Pharmaceuticals LLC, is a privately-held company headquartered in Bridgewater, New Jersey. Founded in 2002 by Chintu and Chirag Patel, Amneal is one of the largest and fastest growing generic pharmaceutical manufacturers in the United States and has approximately 5,000 employees in its operations in North America, Asia, and Europe, working together to bring high-quality, affordable medicines to patients worldwide. Amneal has significantly expanded its portfolio of generic products to include complex dosage forms in a broad range of therapeutic areas. See the section entitled “Business—Amneal Business” beginning on page 122.

Q: What will happen to my Impax Shares as a result of the Combination?

A: If the Combination is completed, your Impax Shares will be cancelled and thereafter represent only the right to receive one share of Class A Common Stock per Impax Share. See the section entitled “The Combination—Consideration” beginning on page 75.

Q: Where will the Class A Common Stock that Impax Stockholders receive in the Combination be publicly traded?

A: Assuming the Combination is completed, the shares of Class A Common Stock issued in connection with the Combination will be listed and traded on the New York Stock Exchange (the “NYSE”).

Q: How will my rights as a New Amneal Stockholder differ from the rights of Existing Amneal Members as the holders of Class B Common Stock?

A: If the Combination is completed, Impax Stockholders will own 100% of the Class A Common Stock, which will represent approximately 25% of the voting power of all outstanding New Amneal Shares, and the

Existing Amneal Members will own 100% of the shares of Class B Common Stock, which will represent approximately 75% of the voting power of all outstanding New Amneal Shares (without giving effect to the investment by certain institutional investors including TPG Improv Holdings, L.P. (“TPG”) and funds affiliated with Fidelity Management & Research Company (“Fidelity”) (the “PIPE Investment”)). The rights of Class A Common Stock and Class B Common Stock will be identical including equal voting rights, except that the Existing Amneal Members, as the holders of Class B Common Stock, will have no economic rights in New Amneal, including no right to dividends and no right to any assets in the event of the liquidation of New Amneal.

Q: What happens if the Combination is not completed?

A: If the BCA is not adopted by Impax Stockholders or if the Combination is not completed for any other reason, Impax Stockholders will not receive any stock consideration or other consideration in connection with the proposed Combination, and their Impax Shares will remain outstanding. Impax will remain an independent public company and its common stock will continue to be listed and traded on the NASDAQ. If the BCA is terminated under specified circumstances, Impax may be required to pay Amneal a termination fee, or other termination-related expense reimbursement. See “The Business Combination Agreement—Termination and Termination Fees” beginning on page 203 for a more detailed discussion of the termination fees that may be payable pursuant to the BCA.

Q: How can I vote my shares in person at the Special Meeting?

A: Impax Shares held directly in your name as the stockholder of record of such Impax Shares as of the close of business on the Record Date, may be voted in person at the Special Meeting. If you choose to attend the Special Meeting, you will need to bring valid, government-issued photo identification. If you are a beneficial owner of Impax Shares but not the stockholder of record of such Impax Shares, you will also need proof of stock ownership to be admitted into the Special Meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership. Please note that if your shares are held in “street name” by a broker, bank or other nominee and you wish to vote at the Special Meeting, you will not be permitted to vote in person unless you first obtain a legal proxy issued in your name from the record owner and present it to the inspector of election with your ballot at the Special Meeting. To request a legal proxy, please contact your broker, bank or other nominee holder of record. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the Special Meeting.

Failure to bring the appropriate documentation may delay your entry into or prevent you from attending the Special Meeting. The doors to the meeting room will be closed promptly at the start of the meeting, and stockholders will not be permitted to enter after that time.

Q: How can I vote my shares without attending the Special Meeting?

A: If you are a stockholder of record of Impax Shares as of the close of business on the Record Date, you can vote by proxy via the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. Please note that if you are a beneficial owner, you may vote by submitting voting instructions to your bank, brokerage firm or other nominee, or otherwise by following the instructions provided by your bank, brokerage firm or other nominee.

Q: What is a proxy?

A: A proxy is a legal designation of another person to vote the Impax Shares you own. If you are a stockholder of record of Impax Shares as of the close of business on the Record Date, and you vote by phone, by Internet or by signing, dating and returning your proxy card in the enclosed postage-paid envelope, you designate two of Impax’s officers as your proxies at the Special Meeting, each with full power to act without the other and with full power of substitution. These two officers are [    ] and [    ].

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: If your Impax Shares are registered directly in your name with Impax’s transfer agent, AST Financial (“AST”), you are considered the stockholder of record with respect to those Impax Shares, and access to proxy materials is being provided directly to you. If your Impax Shares are held in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those Impax Shares, which are considered to be held in street name. Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.

Direct holders (stockholders of record). For Impax Shares held directly by you, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this combined proxy statement/prospectus in order to ensure that all of your Impax Shares are voted.

Shares held in “street name”. For Impax Shares held in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your Impax Shares.

Q: If an Impax Stockholder gives a proxy, how will the Impax Shares covered by the proxy be voted?

A: If you provide a proxy, regardless of whether you provide that proxy by phone, via the Internet or by completing and returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your Impax Shares in the way that you indicate when providing your proxy in respect of the Impax Shares you hold. When completing the Internet or telephone processes or the proxy card, you may specify whether your Impax Shares should be voted for or against, or should be abstained from voting on, all, some or none of the specific items of business to come before the Special Meeting.

Q: How will my Impax Shares be voted if I return a blank proxy?

A: If you sign, date and return your proxy and do not indicate how you want your Impax Shares to be voted, then your Impax Shares will be voted “FOR” the approval of Combination Proposal, “FOR” the approval of the Compensation Proposal, “FOR” the approval of the 2018 Plan Proposal and “FOR” the approval of the Adjournment Proposal.

Q: Can I change my vote after I have submitted my proxy?

A: Yes. If you are a stockholder of record of Impax Shares as of the close of business on the Record Date, whether you vote by telephone, Internet or mail, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

•	submit a new proxy card bearing a later date;

•	vote again by telephone or the Internet at a later time;

•	give written notice of your revocation to the Impax Corporate Secretary; or

•	vote in person at the Special Meeting. Please note that your attendance at the Special Meeting will not alone serve to revoke your proxy.

If you are a beneficial owner of Impax Shares as of the close of business on the Record Date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q: Where can I find the voting results of the Special Meeting?

A: The preliminary voting results will be announced at the Special Meeting. In addition, within four business days following certification of the final voting results, Impax intends to file the final voting results of the Special Meeting with the SEC in a Current Report on Form 8-K.

Q: Are Impax Stockholders able to exercise dissenters’ rights or appraisal rights with respect to the matters being voted upon at the Special Meeting?

A: No, Impax Stockholders are not entitled to exercise dissenters’ rights or appraisal rights under Delaware law in connection with the Combination, because they are not required to receive any consideration other than the shares of Class A Common Stock, which will be listed on the NYSE. Impax Stockholders may vote against the Combination Proposal if they are not in favor of the adoption of the BCA.

Q: Are there any risks that I should consider as an Impax Stockholder in deciding how to vote?

A: Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 27. You also should read and carefully consider the risk factors of Impax and Amneal contained in the documents that are incorporated by reference herein.

Q: What happens if I sell my Impax Shares before the Special Meeting?

A: The Record Date for Impax Stockholders entitled to vote at the Special Meeting is earlier than the date of the Special Meeting. If you transfer your Impax Shares before the Record Date, you will not be entitled to vote at the Special Meeting. If you transfer your Impax Shares after the Record Date but before the Special Meeting, you will, unless special arrangements are made, retain your right to vote at the Special Meeting.

Q: What are the material U.S. federal income tax consequences of the Combination to me?

A: Assuming that the Impax Merger and the subsequent conversion of Impax to a Delaware limited liability company, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), an Impax Stockholder generally will not recognize any gain or loss upon receipt of Class A Common Stock in exchange for Impax Shares in the Impax Merger. The U.S. federal income tax consequences of receiving Class A Common Stock in exchange for Impax Shares in the Impax Merger are discussed in more detail in the section entitled “Material Tax Consequences of the Combination” beginning on page 110. The discussion of the material U.S. federal income tax consequences contained in this combined proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the Combination that may vary with, or which may be dependent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws.

TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF THE COMBINATION WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE COMBINATION TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Q: When is the Combination expected to be completed?

A: Subject to the satisfaction or waiver of the closing conditions described in the section entitled “The Business Combination Agreement—Conditions to Closing” beginning on page 201, including the adoption of the BCA by the Impax Stockholders at the Special Meeting, the Combination is expected to close in the first half of 2018. However, it is possible that factors outside the control of both companies could result in the Combination being completed at a later time, or not being completed at all.

Q: Who will solicit and pay the cost of soliciting proxies?

A: Impax has engaged a professional proxy solicitation firm, MacKenzie Partners, Inc. (“MacKenzie”), to assist in soliciting proxies. MacKenzie will receive customary compensation for its services, including a fee of $25,000.

Q: What are the conditions to completion of the Combination?

A: In addition to the approval of the Combination Proposal by Impax Stockholders and the adoption of the BCA by the Impax Stockholders as described above, completion of the Combination is subject to the satisfaction of a number of other conditions, including, but not limited to, the expiration or termination of the waiting period applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), without the imposition of a Burdensome Condition (as defined in the section entitled “The Business Combination Agreement—Governmental Approvals” beginning on page 198), the accuracy of representations and warranties under the BCA (subject to certain materiality qualifiers), Impax’s and Amneal’s performance of their respective obligations under the BCA, the absence of a material adverse effect with respect to Impax (as described in the BCA), and the absence of a material adverse effect with respect to Amneal (as described in the BCA). For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Combination, see the section entitled “The Business Combination Agreement—Conditions to Closing” beginning on page 201.

Q: How do I exchange my Impax Shares for the per share Combination consideration to be received in the Combination?

A: Each Impax Stockholder must deliver, for book-entry Impax Shares, customary evidence of ownership of such Impax Shares as determined by the exchange agent by the election deadline, and for certificated Impax Shares, the certificate representing such Impax Shares (or affidavits of loss in lieu of the certificates or an appropriate guarantee of delivery of such certificates by a financial institution, provided that the certificates are in fact delivered to the exchange agent within three trading days after the date of execution of such guarantee of delivery) and a letter of transmittal by the election deadline.

After receiving the proper documentation from you, following the effective time, the exchange agent will deliver to you the stock consideration to which you are entitled. More information on the documentation you are required to deliver to the exchange agent can be found in the section entitled “The Business Combination Agreement—Surrender and Payment; Lost Certificates” beginning on page 185.

Q: What should I do now?

A: You should read this combined proxy statement/prospectus carefully in its entirety, including the Annexes, and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope or submit your voting instructions by telephone or via the Internet as soon as possible so that your Impax Shares will be voted in accordance with your instructions.

Q: Whom do I call if I have questions about the Special Meeting or the Combination?

A: If you have questions about the Special Meeting or the Combination, or desire additional copies of this combined proxy statement/prospectus or additional proxies, you may contact MacKenzie, toll-free at (800) 322-2885 or collect at (212) 929-5500.

SUMMARY

This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which Impax and Amneal refer before you decide how to vote with respect to the proposals to be considered and voted on at the Special Meeting. In addition, Impax incorporates by reference important business and financial information about Impax into this document, as further described in the section entitled “Where You Can Find More Information” beginning on page 259. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 259. Each item in this summary includes a page reference directing you to a more complete description of that item.

Information About the Parties to the Combination (page 73)

Impax Laboratories, Inc.

30831 Huntwood Ave.

Hayward, CA 94544

(510) 240-6000

Impax, whose legal name is Impax Laboratories, Inc., is a Delaware corporation headquartered in Hayward, California. Impax is a technology-based, specialty pharmaceutical company applying formulation and development expertise, as well as drug delivery technology, to the development, manufacture and marketing of bioequivalent pharmaceutical products, commonly referred to as “generics,” in addition to the development and marketing of branded products. Impax operates two segments, referred to as “Impax Generics” and “Impax Specialty Pharma.” Impax Generics concentrates its efforts on the development, manufacture, sale and distribution of Impax’s generic products. Impax Specialty Pharma is engaged in the development of proprietary brand pharmaceutical products that Impax believes represent improvements to already-approved pharmaceutical products addressing the treatment of central nervous system (“CNS”) disorders. Impax Shares are listed on the NASDAQ under the trading symbol “IPXL”.

Amneal Pharmaceuticals LLC

400 Crossing Boulevard, Third Floor

Bridgewater, NJ 08807

Phone: (908) 947-3740

Amneal Pharmaceuticals LLC is a privately-held company headquartered in Bridgewater, New Jersey. Founded in 2002 by Chintu and Chirag Patel, Amneal is one of the largest and fastest growing generic pharmaceutical manufacturers in the United States and has approximately 5,000 employees in its operations in North America, Asia, and Europe, working together to bring high-quality, affordable medicines to patients worldwide. Amneal has significantly expanded its portfolio of generic products to include complex dosage forms in a broad range of therapeutic areas.

Atlas Holdings, Inc.

400 Crossing Boulevard, Third Floor

Bridgewater, NJ 08807

Phone: (510) 240-6000

Holdco, a direct, wholly owned subsidiary of Impax and whose legal name is Atlas Holdings, Inc., is a Delaware corporation that was formed by Impax for the purpose of engaging in the Impax Merger. Upon the

Closing of the Combination, Holdco, which we refer to as New Amneal in this combined proxy statement/prospectus, will be renamed Amneal Pharmaceuticals, Inc. and will become a holding company whose principal asset will be the economic interests in the combined business of Impax and Amneal. Immediately following the completion of the Combination and the PIPE Investment, New Amneal’s equity capital will consist solely of the Class A Common Stock, Class B Common Stock and Class B-1 Common Stock issued pursuant to the Combination and in connection with the PIPE Investment. For a description of the capital stock of New Amneal, see the section entitled “New Amneal Capital Stock” beginning on page 218.

K2 Merger Sub Corporation

c/o Impax Laboratories, Inc.

30831 Huntwood Ave.

Hayward, CA 94544

(510) 240-6000

Merger Sub, whose legal name is K2 Merger Sub Corporation, is an indirect, wholly owned subsidiary of Impax. Upon the completion of the Impax Merger, Merger Sub will cease to exist. Merger Sub was incorporated in Delaware on October 4, 2017 for the sole purpose of effecting the Impax Merger as part of the Combination.

The Business Combination Agreement (page 185)

The terms and conditions of the Combination are contained in the BCA, which is attached to this document as Annex A and is incorporated by reference herein in its entirety. Impax encourages you to read the BCA carefully, as it is the legal document that governs the Combination. For more information on the BCA, see the section entitled “The Business Combination Agreement” beginning on page 185.

Structure of the Combination (page 74)

The BCA and related documents provide that, among other things: (i) Merger Sub will merge with and into Impax, with Impax surviving the merger as a direct wholly owned subsidiary of Holdco; (ii) each outstanding Impax Share (other than Cancelled Shares), will be converted into the right to receive one share of Class A Common Stock; (iii) Impax will convert to a Delaware limited liability company to be named Impax Laboratories, LLC; (iv) Holdco will contribute all of the equity interests of Impax to Amneal in exchange for certain equity interests of Amneal; (v) New Amneal will issue shares of Class B Common Stock to the Existing Amneal Members; and (vi) New Amneal will become the managing member of Amneal. For the avoidance of doubt, as used in this section, New Amneal refers to Holdco after it has been re-registered as a public company and renamed Amneal Pharmaceuticals, Inc. pursuant to the BCA at or prior to the Closing.

The following diagram illustrates in simplified terms the expected structure of New Amneal and its operating subsidiaries upon completion of the Combination.

Simplified Post-Combination Combined Company Structure Immediately Following Closing

Consideration to Impax Stockholders (page 75)

Subject to the terms and conditions of the BCA, at Closing, each Impax Share issued and outstanding immediately prior to Closing (other than Cancelled Shares) will be automatically converted into the right to receive one share of Class A Common Stock.

PIPE Investment (page 75)

In connection with the Combination and the PIPE Investment, members of the Amneal Group have entered into a definitive purchase agreement (the “PIPE Purchase Agreement”) with select institutional investors, including TPG and funds affiliated with Fidelity (the “PIPE Investors”). Upon the Closing of the Combination, members of the Amneal Group will exercise their right to cause Amneal to redeem certain of the Amneal Common Units (the “Redeemed Units”) held by such members pursuant to the LLC Agreement, whereby such members of the Amneal Group will receive shares of Class A Common Stock or shares of Class B-1 Common Stock in exchange for such Redeemed Units, in each case pursuant to the LLC Agreement (such redemption and issuance of Class A Common Stock and Class B-1 Common Stock to the members of the Amneal Group, the “Redemption”). Following the Redemption, the members of the Amneal Group will sell such shares of Class A Common Stock and Class B-1 Common Stock to the PIPE Investors at a per share purchase price of $18.25 for gross proceeds of approximately $855,000,000. Following the PIPE Investment, the PIPE Investors will own collectively approximately 15% of the New Amneal Shares on a fully diluted and as converted basis. For more information regarding the specific mechanics of the PIPE Investment, see the section entitled “The Combination—PIPE Investment” beginning on page 75.

Immediately following the Closing and the PIPE Investment, it is expected that Existing Amneal Members will hold approximately 60% of the voting power and no economic interest of the outstanding New Amneal Shares, the PIPE Investors will hold approximately 15% of the voting power and 37.5% of the economic interest of the outstanding New Amneal Shares (assuming the conversion of all such shares of Class B-1 Common Stock into shares of Class A Common Stock), and former Impax Stockholders will hold approximately 25% of the voting power and 62.5% of the economic interest of the outstanding New Amneal Shares. However, assuming the conversion of all Amneal Common Units held by Amneal Holdings, LLC and any shares of Class B-1 Common Stock into shares of Class A Common Stock following the PIPE Investment, Amneal Holdings, LLC would hold approximately 60% of the voting power and 60% of the economic interest of the outstanding New Amneal Shares, the PIPE Investors would hold approximately 15% of the voting power and 15% of the economic interest of the outstanding New Amneal Shares and former Impax Stockholders would hold approximately 25% of the voting power and 25% of the economic interest of the outstanding New Amneal Shares.

In connection with the Combination and in furtherance of the PIPE Investment, TPG, the Amneal Group Representative and Holdco have entered into a side letter (the “PIPE Side Letter”) providing for certain rights and obligations of each in connection with the PIPE Investment. For more information regarding PIPE Side Letter, see the section entitled “The Combination—PIPE Investment” beginning on page 75.

Simplified Post-PIPE Investment Combined Company Structure

Treatment of Impax Equity Awards (page 186)

As a result of the Combination, outstanding equity awards (other than Non-Vesting Awards as described below) will become fully vested (to the extent not otherwise vested) and be exchanged for a fully vested and exercisable option to purchase an equal number of shares of Class A Common Stock with the same exercise price per share as the original option and which will otherwise subject to the same terms and conditions as the original option. Each restricted Impax Share will be exchanged for one unrestricted share of Class A Common Stock (subject to any required tax withholding in connection with the vesting of such restricted Impax share).

After the date of the BCA, Impax may, subject to certain restrictions, grant equity awards to its employees and other service providers, including its non-employee directors. Certain of these equity awards may be Non-Vesting Awards. As a result of the Combination, each such Non-Vesting Award will be exchanged for an equity award with respect to a number of shares of Class A Common Stock equal to the number of Impax Shares subject to such Non-Vesting Award immediately prior to Closing. Each replacement equity award will continue to be subject to the same terms and conditions (including vesting terms and conditions) as the original Non-Vesting Award. All Impax equity awards held by non-employee directors will vest upon Closing. The treatment of Impax’s equity awards are described in more detail in the section entitled “The Business Combination Agreement—Treatment of Impax Equity Incentive Awards” beginning on page 186.

Special Meeting of Impax Stockholders (page 67)

The Special Meeting will be held on [            ], 2018, at [    ] [a.m./p.m.] local time, at [            ]. The purpose of the Special Meeting is to consider and vote on the Combination Proposal, the Compensation Proposal, the 2018 Plan Proposal and the Adjournment Proposal.

Approval of the Combination Proposal is a condition to the obligation of Impax and Amneal to complete the Combination. The approval of the Compensation Proposal, the 2018 Plan Proposal or the approval of the Adjournment Proposal is not a condition to the obligation of either Impax or Amneal to complete the Combination.

Only holders of record of issued and outstanding Impax Shares as of the close of business on [            ], 2018, the Record Date for the Special Meeting, are entitled to notice of, and to vote at, the Special Meeting or any adjournment or postponement of the Special Meeting. You may cast one vote for each Impax Share that you owned as of the close of business on that Record Date.

A quorum of stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of the Impax Shares issued and outstanding as of the Record Date are present in person or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum, including abstentions and broker non-votes.

Approval of the Combination Proposal requires the affirmative vote of the holders of a majority of the Impax Shares outstanding as of the close of business on the Record Date and entitled to vote on the Combination Proposal. Abstentions and broker non-votes will have the same effect as a vote against the Combination Proposal.

Approval of the Compensation Proposal requires the affirmative vote of the holders of a majority of the Impax Shares present in person or represented by proxy at the Special Meeting and entitled to vote on the Compensation Proposal. Abstentions will have the same effect as a vote against the Compensation Proposal and broker non-votes will have no effect on the outcome of the vote.

Approval of the 2018 Plan Proposal requires the affirmative vote of the holders of a majority of the shares of Impax Shares present in person or represented by proxy at the Special Meeting and entitled to vote on the

2018 Plan Proposal. Abstentions will have the same effect as a vote against the proposal and broker non-votes will have no effect on the outcome of the vote.

Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the Impax Shares present in person or represented by proxy at the Special Meeting and entitled to vote on the Adjournment Proposal. Abstentions will have the same effect as a vote against the Adjournment Proposal, and broker non-votes will have no effect on the outcome of the vote.

Recommendation of Impax’s Board of Directors and Reasons for the Combination (page 88)

The Impax Board has unanimously determined that the Combination is in the best interests of and advisable to the Impax Stockholders and recommends that the Impax Stockholders adopt the BCA and thereby approve the Combination, including the Impax Merger. The Impax Board made its determination after consultation with its legal and financial advisors and consideration of a number of factors.

The Impax Board recommends that you vote “FOR” the Combination Proposal, “FOR” the Compensation Proposal, “FOR” the 2018 Plan Proposal and “FOR” the Adjournment Proposal.

For more information about the Impax Board’s recommendation and the proposals, see the sections entitled “The Special Meeting—Vote Required and Impax Board Recommendation” beginning on page 68 and “The Combination—Recommendation of the Impax Board and Reasons for the Combination” beginning on page 88.

Opinion of Financial Advisor (page 98)

On October 16, 2017, Morgan Stanley & Co. LLC (“Morgan Stanley”), rendered its oral opinion, which was subsequently confirmed in writing on October 17, 2017, to the Impax Board to the effect that as of such date, and based on and subject to the various assumptions, procedures, matters, qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the consideration to be received by the holders of Impax Shares (other than Cancelled Shares) pursuant to the BCA was fair from a financial point of view to such holders.

The full text of Morgan Stanley’s written opinion to the Impax Board dated October 17, 2017, is attached to this combined proxy statement/prospectus as Annex H, and is incorporated by reference herein in its entirety. Impax Stockholders should read the opinion in its entirety for a discussion of the various assumptions, procedures, matters, qualification and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion was directed to the Impax Board and addressed only the fairness from a financial point of view, as of the date of the opinion, to the holders of Impax Shares (other than Cancelled Shares) of the consideration to be received by such holders pursuant to the BCA. Morgan Stanley’s opinion did not address any other aspects of the Combination and did not and does not constitute a recommendation as to how Impax Stockholders should vote at the Special Meeting to be held in connection with the Combination. See the section entitled “The Combination—Opinion of Impax’s Financial Advisor” beginning on page 98.

Governmental Approvals (page 198)

Under the terms of the BCA, the Combination cannot be completed until the waiting period applicable to the consummation of the Combination under the HSR Act has expired or been terminated and all other specified required approvals have been obtained or any applicable waiting period thereunder has expired or been terminated. Each of Impax and Amneal filed an initial notification and report under the HSR Act and the rules promulgated thereunder by the Federal Trade Commission (the “FTC”) on October 27, 2017.

Impax and Amneal have each agreed to use its reasonable best efforts to take all actions and cooperate with each other in doing all things necessary, proper and advisable to complete the Combination as expeditiously as possible. The parties, however, are not required to agree to take, or take any action that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Impax, Amneal or the Combined Company. We cannot assure you that an antitrust law, competition law or other regulatory challenge to the Combination will not be made. If a challenge is made, we cannot predict the result. These filings and approvals and the related efforts and obligations are more fully described in the section entitled “The Business Combination Agreement—Governmental Approvals” beginning on page 198.

Conditions to the Completion of the Combination (page 201)

As more fully described in this combined proxy statement/prospectus and in the BCA, completion of the Combination depends upon the satisfaction or waiver of a number of conditions, including, among others, the following:

•	receipt of the Impax Stockholder approval;

•	clearances and approvals under the rules of antitrust and competition law authorities;

•	absence of any law or order prohibiting the consummation of the Combination;

•	effectiveness of the registration statement on Form S-4, of which this combined proxy statement/prospectus is a part, and there being no pending or threatened stop order relating thereto;

•	approval for listing on the NYSE of the shares of Class A Common Stock issuable in connection with the Holdco Share Issuances (as defined on pages 200-201); and

•	consummation of certain pre-Closing actions to be undertaken by Amneal.

Impax’s and Amneal’s obligation to complete the Combination also depends upon the satisfaction or waiver of other customary conditions, including:

•	the accuracy of the representations and warranties of the other party in the BCA, subject to certain materiality qualifiers;

•	performance by the other party in all material respects of all of its respective obligations required to be performed or complied with under the BCA; and

•	the nonoccurrence of any continuing change, effect, event, circumstance, occurrence, or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to Impax or Amneal.

If the Combination is not completed for any reason, Impax Stockholders will not receive any form of consideration for their Impax Shares, Impax will remain an independent publicly traded corporation and Impax Shares will continue to be listed and traded on the NASDAQ.

We cannot provide any assurances as to when, or if, the conditions to the Combination will be satisfied or, if applicable, waived, or that the Combination will be completed.

Non-Solicitation by Impax; Competing Proposals; Change of Recommendation (page 195)

As more fully described in this combined proxy statement/prospectus and in the BCA, under the BCA, Impax has agreed not to (and has agreed to cause its subsidiaries and representatives not to) (a) initiate, solicit or knowingly facilitate or encourage the submission of any inquiry, proposal or offer regarding a Competing Proposal (as defined on page 197), (b) furnish any information regarding Impax or any of its subsidiaries to any person in connection with, for the purpose of encouraging or facilitating, or in response to, a Competing

Proposal, (c) participate in any discussions or negotiations with respect to any Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal or (d) execute or enter into, or agree to enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any Competing Proposal (other than an acceptable confidentiality agreement in compliance with the terms of the LLC Agreement (as defined on page 24)), subject to certain exceptions as set forth in the BCA.

Further, Impax has agreed that the Impax Board may not change its recommendation that the Impax Stockholders approve the Combination except that prior to obtaining Impax Stockholder approval, the Impax Board may change its recommendation in certain circumstances in connection with a Superior Proposal (as defined on page 197) or in light of an unknown or not reasonably foreseeable intervening event materially affecting the business, assets, or operations of Amneal or Impax. For more information regarding the limitations on Impax and the ability of the Impax Board to consider Competing Proposals and to change its recommendation, see the section entitled “The Business Combination Agreement—Solicitation by Impax; Competing Proposals; Change of Recommendation” beginning on page 195.

Termination and Termination Fees (page 203)

The BCA may be terminated at any time prior to Closing in any of the following ways:

•	by mutual written consent of Impax and Amneal;

•	by either Impax or Amneal upon written notice to the other if:

•	the Combination is not completed on or before the later of (a) July 17, 2018 and (b) 75 days after the effectiveness of the registration statement on Form S-4, of which this combined proxy statement/prospectus is a part (the “Outside Date”), but in no event will the Outside Date be later than October 17, 2018;

•	a final, nonappealable governmental restraint is in effect which prohibits the consummation of the Combination; or

•	the requisite approval of Impax Stockholders is not obtained at the Special Meeting or at any adjournment or postponement thereof.

•	by Amneal if:

•	Impax has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the BCA, which breach or failure to perform (a) would give rise to the failure of a related condition to Closing and (b) is incapable of being cured or is not cured by the earlier of (i) 30 days following receipt of written notice from Amneal of such breach or failure to perform or (ii) the Outside Date;

•	prior to the receipt of the Impax stockholder approval, the Impax Board has effected a Change of Recommendation (as defined on page 196);

•	Impax has materially breached any of the non-solicitation covenants set forth in the BCA (for a more detailed summary of these provisions, see the section entitled “The Business Combination Agreement—Solicitation by Impax; Competing Proposals; Change of Recommendation” beginning on page 195);

•	the Impax Board has failed to publicly reaffirm its recommendation within 10 business days of the public announcement of a Competing Proposal (as defined on page 197); or

•	the Impax Board has failed to recommend against acceptance by Impax Stockholders of a third party’s tender or exchange offer for Impax equity securities within 10 business days of commencement thereof.

•	by Impax if:

•	Amneal has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the BCA, which breach or failure to perform (a) would give rise to the failure of a related condition to Closing and (b) is incapable of being cured or is not cured by the earlier of (i) 30 days following receipt of written notice from Impax of such breach or failure to perform or (ii) the Outside Date; or

•	Impax exercises its right to terminate the BCA in connection with its entry into an agreement with respect to a Superior Proposal (as defined on page 197).

If the BCA is terminated under certain circumstances, including if Impax terminates the BCA to enter into a Superior Proposal, Impax may be required to pay to Amneal a termination fee equal to $45,000,000 (the “Termination Fee”). In addition, if the BCA is terminated due to the failure to obtain the required Impax Stockholder approval at the Special Meeting, under certain circumstances, Impax may be required to reimburse Amneal for reasonable out-of-pocket expenses incurred in connection with the BCA in an amount up to $15,000,000.

If the BCA is terminated in accordance with its terms, it will become null and void and, except as described below, there will be no liability or obligation on the part of Amneal or Impax provided that (i) certain customary provisions will survive such termination and (ii) no party will be relieved from any liabilities for fraud or any willful breach of the BCA.

For more information on termination rights and the Termination Fee, see the section entitled “The Business Combination Agreement—Termination and Termination Fees” beginning on page 203.

No Delaware Appraisal Rights (page 258)

Pursuant to Section 262(b)(2) of the DGCL, Impax Stockholders are not entitled to exercise dissenters’, appraisal, cash exit or similar rights in connection with the Combination. For more information, see the section entitled “No Delaware Appraisal Rights” beginning on page 258.

Material Tax Consequences of the Combination (page 110)

For a detailed discussion of the material U.S. federal income tax consequences of receiving Class A Common Stock in exchange for Impax Shares in the Impax Merger, see the section entitled “Material Tax Consequences of the Combination” beginning on page 110. The tax consequences of receiving Class A Common Stock in exchange for Impax Shares in the Impax Merger to any particular Impax Stockholder will depend on such Impax Stockholder’s particular facts and circumstances. Accordingly, please consult your tax advisor to determine the tax consequences to you of the Impax Merger.

Interests of Impax Directors and Executive Officers in the Combination (page 112)

Impax’s executive officers and directors have interests in the Combination that may be different from, or in addition to, the interests of Impax Stockholders generally. The members of the Impax Board were aware of and considered these interests, among other matters, when they approved the BCA and recommended that Impax Stockholders approve the Combination Proposal. These interests are described in more detail in the section entitled “Interests of Impax Directors and Officers in the Combination” beginning on page 112.

Litigation Related to the Combination (page 109)

In connection with the Combination, two class action lawsuits have been filed in the Northern District of California.

December 12, 2017: Vana v. Impax Laboratories Inc., et. al., Case No. 3:17-cv-07079 (“Vana”)

December 14, 2017: Stone v. Benet, et. al., Case No. 3:17-cv-07123-SI (“Stone”)

For additional information regarding the pending litigation matters, please see the section entitled “The Combination—Litigation Relating to the Combination” beginning on page 109.

Directors and Executive Officers of New Amneal After the Combination (page 240)

Pursuant to the terms of the Stockholders Agreement, immediately following the completion of the Combination, unless an Executive Event (as defined below) has occurred, the New Amneal Board will consist of 13 members and be composed as follows: (a) seven directors designated by the Amneal Group Representative (“Amneal Directors”), including Chirag Patel and Chintu Patel as Co-Chairmen of the New Amneal Board; (b) five directors designated by Impax, including (i) Paul M. Bisaro, currently the Chief Executive Officer (“CEO”) of Impax who will be the Executive Chairman of New Amneal following the Closing and (ii) four directors selected from the Impax Board that meet the NYSE independence standards (including Robert L. Burr, currently the Chairman of the Impax Board, who will serve as Lead Independent Director of the New Amneal Board); and (c) Robert A. Stewart, who will be the CEO of New Amneal following the Closing (along with the five directors designated by Impax, collectively being referred to as “Non-Amneal Directors”). If an Executive Event (as defined below) has occurred, Robert A. Stewart will not serve as a director or the CEO of New Amneal, Paul M. Bisaro will serve as the CEO of New Amneal, the number of Amneal Directors will be six, and the New Amneal Board will consist of 11 members.

“Executive Event” means the failure of Robert A. Stewart to be serving as the President of Amneal as of immediately prior to the Closing, including by reason of his death, resignation, retirement, disqualification, removal from office or other cause.

Bryan Reasons, currently the Chief Financial Officer of Impax, will serve as the Chief Financial Officer of New Amneal.

Following the completion of the Combination, Amneal Group Members will control a majority of the voting power of the outstanding New Amneal Shares. As a result, New Amneal will be a “controlled company” under the applicable rules of the NYSE. As a controlled company, New Amneal will be exempt from the obligation to comply with certain corporate governance requirements under the applicable NYSE rules and plans to take advantage of some or all of those exemptions. For more information regarding the composition of the New Amneal Board, the management of New Amneal and executive compensation following the Closing, see the sections entitled “Ancillary Agreements Related to the Combination—Stockholders Agreement” and “Directors and Executive Officers of New Amneal After the Combination” beginning on pages 206 and 240.

Financing Matters (page 200)

On October 17, 2017, Amneal entered into a commitment letter with JPMorgan Chase Bank, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Debt Commitment Letter”). Pursuant to the BCA, Amneal will use reasonable best efforts to maintain in effect the Debt Commitment Letter until funding is obtained under it (the “Debt Financing”), a portion of which will be used to pay Impax’s existing debt obligations, and to negotiate definitive agreements with respect to the Debt Financing.

Pursuant to the terms of the BCA, Impax agreed to use its reasonable best efforts to, if requested by Amneal, commence a consent solicitation with respect to one or more covenants in the the indenture (the “Indenture”), dated as of June 30, 2015, by and between Impax and Wilmington Trust, National Association, a national banking association, as Trustee, under which Impax previously issued its 2.00% Convertible Senior Notes due 2022 (the “Notes”). Upon the request of Amneal, Impax undertook a consent solicitation (the “Consent Solicitation”) to (a) amend a covenant in the Indenture relating to the Impax’s corporate existence, (b) allow Impax to satisfy its reporting requirements by providing reports of any parent entity, (c) add a provision to the Indenture requiring Impax or its successor entity to make and consummate a tender offer for any outstanding notes under the Indenture, and (d) expressly authorize Impax to consummate the transactions contemplated by the BCA ((a) through (d), the “Proposed Amendments”). Impax received requisite consents for the Proposed Amendments and on November 6, 2017, Impax entered into a supplemental indenture (the “First Supplemental Indenture”) to the Indenture to effect the Proposed Amendments.

Accounting Treatment (page 108)

The Combination will be accounted for as a “business combination” pursuant to which Amneal will be treated as the “acquirer” and Impax will be treated as the “acquired” company for accounting purposes in accordance with GAAP. Impax’s assets and liabilities will be recorded at their respective fair values at the Closing, with the excess of purchase price over the fair value of the identifiable net assets recorded as goodwill. For more information regarding the accounting treatment of Impax, Amneal and New Amneal at and following the Closing, see the section entitled “The Combination—Accounting Treatment” beginning on page 108.

Comparison of Stockholders’ Rights (page 225)

The rights of Impax Stockholders are governed by Delaware law and by the restated certificate of incorporation of Impax, as amended (the “Impax Charter”) and the restated bylaws of Impax, as amended (the “Impax Bylaws”). The rights of New Amneal Stockholders will be governed by Delaware law and by the New Amneal Charter and the New Amneal Bylaws (as defined below). Upon completion of the Impax Merger, each Impax Share outstanding immediately prior to the Impax Merger Effective Time (other than Cancelled Shares) will be converted into the right to receive one share of Class A Common Stock. Impax Stockholders will no longer have any direct interest in Impax. Impax Stockholders will only participate in the Combined Company’s future earnings and potential growth through their ownership of Class A Common Stock. The rights of former Impax Stockholders that become New Amneal Stockholders will be governed by Delaware law, the New Amneal Charter and the New Amneal Bylaws. Therefore, Impax Stockholders that receive New Amneal Shares in the Combination will have different rights once they become New Amneal Stockholders. These differences are described in detail in the section entitled “Comparison of Stockholders’ Rights” beginning on page 225.

Stockholders Agreement (page 206)

On October 17, 2017, Holdco and the Existing Amneal Members entered into the Stockholders Agreement, a copy of which is attached to this combined proxy statement/prospectus as Annex B. The Stockholders Agreement, provides, among other things, that:

Corporate Governance

Board Composition. The New Amneal Board will consist of no more than 13 members, subject to increase for a Qualifying Investor (as defined below). If an Executive Event has occurred, the New Amneal Board will consist of no more than 11 members, subject to increase for a Qualifying Investor.

Immediately following the Closing, the New Amneal Board will be as set forth below:

•	Amneal Directors. Seven Amneal Directors will be designated by the Amneal Group Representative, including the Co-Chairmen of the New Amneal Board, Chirag Patel and Chintu Patel, unless an Executive Event has occurred, in which case the number of Amneal Directors will be six.

•	Non-Amneal Directors. Five Non-Amneal Directors will be designated by Impax, including Paul M. Bisaro, the CEO of Impax, four directors selected from the Impax Board that meet the NYSE independence standards (including Robert L. Burr, the Chairman of the Impax Board, who will serve as Lead Independent Director) and, unless an Executive Event has occurred, Robert A. Stewart, who will serve as the CEO of New Amneal following the Closing.

•	In addition, the Amneal Group will have the following rights with respect to the composition of the New Amneal Board:

•	Qualifying Investor. In the event that the Amneal Group transfers more than 4% of the outstanding New Amneal Shares to an investor (a “Qualifying Investor”) and, following such transfer, the Amneal Group Members continue to beneficially own more than 50% of the outstanding New Amneal Shares, then the Amneal Group will have a one-time right to increase the size of the New Amneal Board by two directors and to fill the resulting vacancies with one new director designated by the Amneal Group Representative and one new director designated by the Qualifying Investor. Such Qualifying Investor may designate a board observer if it has not appointed a director. Immediately following the Closing and the PIPE Investment, TPG, as a Qualifying Investor, will have the right to designate a director for appointment to the New Amneal Board and the New Amneal Board may be expanded from 13 directors to 15 directors (or, if an Executive Event has occurred, from 11 directors to 13 directors) to accommodate TPG’s exercise of such right and the appointment of such designated director.

•	In the event that the Amneal Group Members transfer more than 5% of the outstanding New Amneal Shares to a Qualifying Investor and, immediately prior to or following such transfer, the Amneal Group Members beneficially own less than 50% of the outstanding New Amneal Shares, then the Amneal Group Representative will have a one-time right to replace any existing Amneal Director with a director designated by such a Qualifying Investor.

•	Co-Chairmen and Lead Independent Director. Until the Trigger Date (as defined on page 24), so long as the Amneal Group Members continue to beneficially own more than 50% of the outstanding New Amneal Shares, the Amneal Directors will have the right to designate the Co-Chairmen of the New Amneal Board, and Non-Amneal Directors will have the right to designate the Lead Independent Director of the New Amneal Board.

•	Designation Rights. Until the Trigger Date, so long as the Amneal Group beneficially owns more than 50% of the outstanding New Amneal Shares, the Amneal Group Representative will have the right to designate a number of directors for nomination by the New Amneal Board for election to the New Amneal Board a number of designees that constitutes a majority of the total number of directors comprising the New Amneal Board. If the Amneal Group Members own less than 50% but more than 10% of the outstanding New Amneal Shares, the Amneal Group Representative will have the right to designate a number of directors proportionate to the beneficial ownership of outstanding New Amneal Shares by the Amneal Group Members (rounded up to the nearest whole number).

•	Vacancies. Until the Trigger Date in the event that any Amneal Director shall cease to serve as a director for any reason, the resulting vacancy on the New Amneal Board will be filled by the New Amneal Board with a director designated by the Amneal Group Representative. With respect to Non-Amneal Directors, the Nominating Committee will fill any vacancy (other than the director seat held by the CEO of New Amneal) with a person who satisfies all the qualifications of an Independent Director (as defined below), subject to the prior written consent of the Conflicts Committee.

Committees.

The New Amneal Board will initially have the following committees: (i) Nominating Committee, (ii) Compensation Committee, (iii) Conflicts Committee, and (iv) Integration Committee.

•	Nominating Committee and Compensation Committee. The Amneal Group Representative will have the right to nominate two of the four directors serving on each of the Nominating Committee and Compensation Committee for so long as the Amneal Group Members beneficially own more than 50% of the outstanding New Amneal Shares. The remaining directors on the Nominating Committee and Compensation Committee will be designated by a majority of the Independent Directors of the New Amneal Board.

An “Independent Director” is a director who:

•	meets the independence standards under the NYSE rules;

•	is not a director designated by the Amneal Group Representative;

•	is not a current or former member of the board of directors of any Amneal Group Member or its affiliates or officer or employee of any Amneal Group Member or its affiliates;

•	does not have and has not had any other material relationship with any Amneal Group Member or its affiliates that a reasonable person would conclude could interfere with the exercise of independent judgment in carrying out independent director responsibilities; and

•	is designated by the Conflicts Committee as an “Independent Director.”

•	Conflicts Committee. Until the Trigger Date, the New Amneal Board will have a Conflicts Committee comprised solely of Independent Directors. The responsibilities of the Conflicts Committee include approval of certain transfers of New Amneal Shares by an Amneal Group Member to third parties, approval of any related party transactions, approval of acquisitions of New Amneal Shares by any Amneal Group Member, and approval of any material amendment to the Stockholders Agreement, as set forth in the Conflicts Committee charter, the form of which is attached as Exhibit A to the Stockholders Agreement.

•	Integration Committee. There will also be an Integration Committee for a minimum of two years following the Closing, which will be comprised of Chirag Patel, Chintu Patel and Paul M. Bisaro, which will serve as an advisory committee to management of New Amneal in connection with the integration of the Impax and Amneal.

Chief Executive Officer. Robert A. Stewart will be the CEO of New Amneal following the Closing, unless an Executive Event has occurred. If an Executive Event has occurred, Paul M. Bisaro, the current CEO of Impax, will be the CEO of New Amneal following the Closing.

Executive Chairman. Paul M. Bisaro, the current CEO of Impax, will be the Executive Chairman of New Amneal following the Closing. For 18 months following the Closing, the removal of Paul M. Bisaro as the Executive Chairman (or as CEO if an Executive Event has occurred) will require the approval of (i) a majority of the New Amneal Board and a majority of the Non-Amneal Directors (other than Paul M. Bisaro).

Amneal Agreement to Vote. From the Closing and until the Trigger Date, the Amneal Group must cause its New Amneal Shares to be present for quorum purposes at any stockholders meeting, vote in favor of all directors recommended by the New Amneal Board, and not vote in favor of the removal of any Non-Amneal Director, unless such removal is recommended by the Nominating Committee.

Amneal Consent Rights. For so long as the Amneal Group Members beneficially own more than 25% of the outstanding New Amneal Shares, New Amneal will not take the following actions without obtaining prior consent by the Amneal Group Representative:

•	amend, modify, or repeal any provision of the restated certificate of incorporation of New Amneal (the “New Amneal Charter”) or the restated bylaws of New Amneal (the “New Amneal Bylaws”) in a manner that adversely impacts any Amneal Group Member;

•	effect any change in the authorize number of directors, except pursuant to the Stockholders Agreement;

•	create or reclassify any new or existing class or series of capital stock of New Amneal having rights, preferences, or privileges with respect to voting, liquidation, redemption, conversion or dividends that are senior to or on parity with New Amneal Shares; or

•	consummate any transaction in which (a) (i) more than 50% of the outstanding New Amneal Shares being beneficially owned by any person other than the Amneal Group Members or (ii) a sale of all or substantially all of the assets of New Amneal and (b) any Amneal Group Member receives an amount or form of consideration different from other holders of New Amneal Shares.

Restrictions on Transfers and Acquisitions

Lockup. For the period of 180 days following the Closing (the “Lock-up Period”), no Amneal Group Member may transfer any New Amneal Shares, unless with the prior written consent of the Conflicts Committee, subject to certain exceptions. Following the expiration of the Lock-up Period, Amneal Group Members may transfer New Amneal Shares pursuant to an effective registration statement, or in transactions exempt from or not subject to registration requirements and certain transactions otherwise permitted during the Lock-up Period; provided, without the approval of the Conflicts Committee, Amneal Group Members will be prohibited making transfer of New Amneal Shares (i) if after such transfer, such transferee or group of transferees would own more than 15% of the voting power of the outstanding New Amneal Shares, or (ii) to any person or group who, prior to such transfer, beneficially owned 15% or more of the outstanding New Amneal Shares. This 15% ownership restriction will not apply to widely distributed public offerings of New Amneal Shares and is subject to other customary exceptions.

Transfers to Affiliates. At any time, an Amneal Group Member may transfer New Amneal Shares to an affiliate of such Amneal Group Members.

Standstill Provisions. Until the earlier of (i) the third anniversary of the Closing Date and (ii) such time when the Amneal Group Members beneficially own less than 20% of the outstanding New Amneal Shares, the Amneal Group will not be permitted to:

•	acquire beneficial ownership of New Amneal Shares, except after the Amneal Group Representative loses the right to designate one or more directors under certain situations;

•	seek a change in the composition or size of the New Amneal Board, except in furtherance of the Stockholders Agreement;

•	subject any New Amneal Shares to any proxy that conflicts with the Amneal Group’s obligations under Stockholders Agreement; or

•	call for any stockholders meeting or solicit proxies in connection with the election and removal of directors not designated by the Amneal Group Representative.

Amneal Buyout Transactions. Any proposal by an Amneal Group Member to acquire all outstanding New Amneal Shares held by non-Amneal stockholders will be subject to the approval of (i) the Conflicts Committee and (ii) for so long as the Amneal Group beneficially owns more than 37.5% of the outstanding New Amneal Shares, a majority of the non-Amneal stockholders of New Amneal in accordance with the terms of the Stockholders Agreement.

Approvals of Certain Taxable Transactions. For so long as Amneal Group beneficially owns either (a) shares of Class B Common Stock representing at least 10% of the outstanding New Amneal Shares or (b) at least 45,000,000 New Amneal Shares (as adjusted for any capital structure change), New Amneal must obtain consent from the Amneal Group Representative before consummating any transaction involving New Amneal or any of its subsidiaries that would reasonably be expected to result in the recognition of $40,000,000 or more in taxable income or gain by the Amneal Group.

Related Party Transactions

New Amneal Related Party Transactions

All transactions between New Amneal or its subsidiaries, on the one hand, and the Amneal Group Members or its affiliates, on the other, that are not contemplated by the BCA will be governed by the approval policy as set forth in the Conflicts Committee charter. Any material amendments or modifications of any transactions between New Amneal or its subsidiaries and Amneal Group Members that are contemplated by the BCA or the Ancillary Agreements will require prior written consent of the Conflicts Committee.

Amneal Related Party Transactions

Amneal and its affiliate are party to certain transactions with one another. Each of these transactions was entered into on an arm’s length basis, but prior to the Closing and therefore prior to the establishment of the Conflicts Committee. As such, these transactions have not been reviewed or approved by the Conflicts Committee. See the section entitled “Amneal Related Party Disclosures” beginning on page 249.

Participation Rights

To the extent permitted under the NYSE rules, New Amneal will grant to the Amneal Group the right to purchase its pro rata portion of any securities of New Amneal (other than the excluded securities as defined in the Stockholders Agreement) that New Amneal proposes to issue or sell to any person.

Termination

The Stockholders Agreement will be effective as of the Closing and will automatically terminate on the earlier of (i) the termination of the BCA and (ii) the date on which Amneal Group Members cease to beneficially own at least 10% of the outstanding New Amneal Shares (the “Trigger Date”).

Amneal Limited Liability Company Agreement (page 212)

In connection with the Combination, Amneal, New Amneal and the Existing Amneal Members will enter into the Third Amended and Restated Limited Liability Company Agreement of Amneal (the “LLC Agreement”) described below. A copy of the form of the LLC Agreement is attached to this combined proxy statement/prospectus as Annex C.

At Closing, there will be one class of Amneal Common Units. Among other things, the LLC Agreement provides that:

•	Managing Member. New Amneal will be the managing member of Amneal.

•	Distributions. Amneal may make cash distributions to its members from time to time at the discretion of its managing member generally on a pro rata basis in accordance with each member’s percentage interest and subject to applicable law.

•	Redemption of Amneal Common Units. Upon written notice to Amneal and New Amneal, each Existing Amneal Member is entitled to cause Amneal to redeem its Amneal Common Units for the Share Settlement (as defined in the section entitled “Ancillary Agreements Related to the Combination—Amneal LLC Agreement” beginning on page 212).

•	Transferability. No holder will be able to transfer its interest in Amneal, except pursuant to certain exceptions in the LLC Agreement and the Stockholders Agreement.

•	Tax Distributions. In connection with any tax period, Amneal will be required to make distributions to members, on a pro rata basis in accordance with each member’s percentage interest and subject to applicable law until each member (other than New Amneal) has received an amount equal to its assumed tax liability.

A copy of the form of the LLC Agreement is attached to this combined proxy statement/prospectus as Annex C. For a more detailed summary of the LLC Agreement, see the section entitled “Ancillary Agreements Related to the Combination—Amneal LLC Agreement” beginning on page 212.

Tax Receivable Agreement (page 215)

At Closing, New Amneal, Amneal and the Existing Amneal Members will enter into a tax receivable agreement (the “Tax Receivable Agreement”). The Tax Receivable Agreement will govern the administration and allocation between the parties of tax liabilities and benefits arising prior to, as a result of, and subsequent to the Combination and the respective rights, responsibilities and obligations of the Members (as defined in the section entitled “Ancillary Agreements Related to the Combination—Tax Receivable Agreement” beginning on page 215) and New Amneal with respect to various other tax matters.

New Amneal may terminate the Tax Receivable Agreement with the written approval of a majority of the independent directors on the New Amneal Board by making an Early Termination Payment (as defined on pages 216-217). The Tax Receivable Agreement will also be deemed to be terminated by New Amneal and an Early Termination Payment by New Amneal will be required in the event of either (a) a Change of Control (as defined in the section entitled “Ancillary Agreements Related to the Combination—Tax Receivable Agreement” beginning on page 215) or (b) a material breach by New Amneal of any of its material obligations under the Tax Receivable Agreement.

A copy of the form of the Tax Receivable Agreement is attached to this combined proxy statement/prospectus as Annex F. For a more detailed summary of the Tax Receivable Agreement, see the section entitled “Ancillary Agreements Related to the Combination—Tax Receivable Agreement” beginning on page 215.

The Combination is Subject to a Number of Risks (page 27)

There are a number of risks relating to the Combination and to the businesses of Amneal, Impax and the Combined Company. You should carefully read and consider the risk factors contained in the section entitled “Risk Factors” beginning on page 27 and the documents that Impax has filed with the SEC that are incorporated by reference into this combined proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This combined proxy statement/prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, target, potential, forecast, and the negative thereof and similar expressions. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the Combination or the anticipated benefits thereof, including, without limitation, future financial and operating results. Readers are cautioned that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the combination or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the combination, (ii) the risk that a condition to effecting the combination may not be satisfied, (iii) the ability of Impax and Amneal to integrate their businesses successfully and to achieve anticipated synergies, (iv) the possibility that other anticipated benefits of the Combination will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of New Amneal’s operations, and the anticipated tax treatment, (v) potential litigation relating to the Combination that could be instituted against Impax, Amneal or their respective directors, (vi) possible disruptions from the Combination that could harm Impax’s and/or Amneal’s business, including current plans and operations, (vii) the ability of Impax or Amneal to retain, attract and hire talented personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the combination, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the Combination that could affect Impax’s or Amneal’s financial performance, (x) certain restrictions during the pendency of the Combination that may impact Impax’s or Amneal’s ability to pursue certain business opportunities or strategic combination, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments, (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors, and (xiv) such other factors as are set forth in Impax’s periodic public filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this combined proxy statement/prospectus, Impax’s Form 10-K for the fiscal year ended December 31, 2016, Impax’s Form 10-Q for the quarterly period ended June 30, 2017, and in Impax’s other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Impax’s or Amneal’s consolidated financial condition, results of operations, credit rating or liquidity. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Impax has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Impax on the date hereof, and unless legally required, Impax disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

Impax Stockholders should carefully consider the following factors, in addition to those factors discussed elsewhere in this combined proxy statement/prospectus, before voting at the Special Meeting.

Risk Factors Relating to the Combination

The Combination may not be completed on the terms or timeline currently contemplated, or at all, and failure to complete the Combination may result in material adverse consequences to Impax’s business and operations.

The Combination is subject to several closing conditions, including the approval and adoption of the BCA by Impax Stockholders, the effectiveness of a registration statement registering the public offering and sale of New Amneal Shares to be issued in connection with the Combination, the approval of the listing of the Class A Common Stock to be issued in connection with the Holdco Share Issuance (as defined in the section entitled “The Business Combination Agreement—Listing of New Amneal Shares” beginning on page 200)) on the NYSE, and the expiration or termination of any applicable waiting period under the HSR Act. If any one of these conditions is not satisfied or waived, the Combination may not be completed. There is no assurance that the Combination will be completed on the terms or timeline currently contemplated, or at all. See the section entitled “The Business Combination Agreement—Conditions to Closing” beginning on page 201 for a more detailed discussion.

The parties have not yet obtained all regulatory clearances, consents and approvals required to complete the Combination. Governmental or regulatory agencies could still seek to block or challenge the Combination or could impose restrictions they deem necessary or desirable in the public interest as a condition to approving the Combination. These restrictions could include a requirement to sell certain specified businesses to obtain such regulatory approvals. See the section entitled “The Business Combination Agreement—Governmental Approvals” beginning on page 198. If these approvals are not received, then neither Impax nor Amneal will be obligated to complete the Combination. If the approvals could be received, but the applicable antitrust regulatory agency imposes on a party any action that would reasonably be expected to have a material adverse effect on the business, financial conditions or results of operation of Impax, Amneal or the Combined Company, none of the parties or their respective subsidiaries would be required to agree to undertake such actions or be obligated to complete the Combination.

If Impax Stockholders do not approve and adopt the BCA and thereby approve the Combination or if the Combination is not completed for any other reason, Impax would be subject to a number of risks, including the following:

•	Impax and its stockholders would not realize the anticipated benefits of the Combination, including any anticipated synergies from combining Impax and Amneal;

•	Impax may be required to pay a termination fee of $45,000,000 if the BCA is terminated (i) due to an adverse change in the Impax Board’s recommendation to Impax Stockholders to approve the Combination, (ii) in order to allow it to proceed with a Superior Proposal (as defined in the section entitled “The Business Combination Agreement—Solicitation by Impax; Competing Proposals; Change of Recommendation” beginning on page 195), or (iii) if the Impax Stockholders have not approved the Combination upon a vote at the Special Meeting or the Combination is not completed within a specified time frame, and Impax enters into an agreement with respect to a Competing Proposal (as defined in the section entitled “The Business Combination Agreement—Solicitation by Impax; Competing Proposals; Change of Recommendation” beginning on page 195) within 12 months following the termination of the BCA (provided, that for purposes of this termination right, the percentage in the definition of Competing Proposal is changed from 20% to 50%);

•	Impax may be required to reimburse Amneal for all reasonable out-of-pocket fees and expenses incurred by Amneal in connection with the BCA and the Combination up to a maximum of $15,000,000 in the event that Impax fails to receive Impax Stockholder approval; and

•	the trading price of Impax Shares may experience increased volatility to the extent that the current market prices reflect a market assumption that the Combination will be completed.

The occurrence of any of these events individually or in combination could have a material adverse effect on the results of operations of Impax or the trading price of Impax Shares. Impax is also exposed to general competitive pressures and risks, which may be increased if the Combination is not completed.

Governmental entities or private parties could take actions under antitrust laws to enjoin the completion of the Combination or to seek the divestiture of substantial assets of Impax or Amneal.

At any time before or after consummation of the Combination, notwithstanding the termination of the waiting period under the HSR Act, the Antitrust Division of the Department of Justice (“DOJ”) or the FTC or other state governmental entity could take such action under the antitrust laws as it deems necessary or desirable in the public interest including seeking to enjoin the completion of the Combination or seeking divestiture of substantial assets of Impax or Amneal. Such action could include seeking to enjoin the completion of the Combination or seeking divestiture of substantial assets of Impax and Amneal. Any divestitures could have an adverse effect on the business, results of operations, financial condition or prospects of Impax, Amneal or New Amneal before and after Closing, diminish the anticipated benefits of the Combination in full or in part, or cause the benefits to take longer to be realize than expected. The parties, however, are not required to agree to take, or take any action that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Impax, Amneal or the Combined Company. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

Each of Impax and Amneal will be subject to business uncertainties and contractual restrictions while the Combination is pending that could adversely affect each of them.

Uncertainty about the effect of the Combination on employees and customers may have an adverse effect on either or both of Impax and Amneal, regardless of whether the Combination is eventually completed. These uncertainties may impair Impax’s and Amneal’s ability to attract, retain and motivate talented personnel until the Combination is completed, or the BCA is terminated, and for a period of time thereafter, and could cause customers, suppliers and others that deal with Impax and Amneal to seek to change existing business relationships with Impax and Amneal.

Employee retention and recruitment may be particularly challenging for Impax and Amneal during the pendency of the Combination, as employees and prospective employees may experience uncertainty about their future roles with Impax, Amneal or New Amneal. For each of Impax and Amneal, the departure of existing talented employees or the failure of potential talented employees to accept or maintain employment with Impax, Amneal or New Amneal, despite Impax’s and Amneal’s retention and recruiting efforts, could have a material adverse impact on Impax’s and New Amneal’ business, financial condition and operating results, regardless of whether the Combination is eventually completed.

The pursuit of the Combination and the preparation for the integration of Impax and Amneal have placed, and will continue to place, a significant burden on the management and internal resources of both Impax and Amneal. There is a significant degree of difficulty and management distraction inherent in the process of closing the Combination and planning for the integration of Impax and Amneal, which could cause an interruption of, or loss of momentum in, the activities of each company’s existing businesses, regardless of whether the Combination is eventually completed. Before and immediately following Closing, the management teams of Impax and Amneal will be required to devote considerable amounts of time to this integration planning process, which will decrease the time they will have to manage their respective existing businesses, service existing customers, attract new customers and develop new products, services or strategies. One potential consequence of such distractions could be the failure of management to realize other opportunities that could be beneficial to Impax and Amneal, respectively. If Impax’s and Amneal’s senior management are not able to effectively manage the process leading up to and immediately following Closing, or if any significant business activities are interrupted as a result of the integration planning process, the business of Impax and of Amneal could suffer.

In addition, the BCA restricts Impax and Amneal from making certain acquisitions and taking other specified actions without the consent of the other until the Combination is consummated or the BCA is terminated. These restrictions may prevent Impax and Amneal from pursuing otherwise attractive business opportunities and making other changes to their businesses before completion of the Combination or termination of the BCA. For a description of the restrictive covenants applicable to Impax and Amneal, see the section entitled “The Business Combination Agreement—Solicitation by Impax; Competing Proposals; Change of Recommendation” beginning on page 195.

The integration of Impax and Amneal following Closing will present challenges that may result in a decline in the anticipated benefits of the Combination.

The Combination involves the integration of two businesses that currently operate as independent businesses. Impax and Amneal will be required to devote management attention and resources to integrating their business practices and operations following the Closing, and prior to the Combination, management attention and resources will be required to plan for such integration. Potential difficulties Impax, Amneal or New Amneal may encounter in the integration process include the following:

•	the inability to successfully integrate the two businesses, including operations, technologies, products and services, in a manner that permits Impax, Amneal or New Amneal to achieve the cost savings and operating synergies anticipated to result from the Combination, which could result in the anticipated benefits of the Combination not being realized partly or wholly in the time frame currently anticipated or at all;

•	the loss of sales and customers as a result of certain customers of either or both of the two businesses deciding not to continue to do business with Impax or Amneal, or deciding to decrease their amount of business in order to reduce their reliance on a single company;

•	the necessity of coordinating geographically separated organizations, systems and facilities;

•	potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the Combination;

•	the integration of personnel with diverse business backgrounds and business cultures, while maintaining focus on providing consistent, high-quality products and services;

•	the consolidation and rationalization of information technology platforms and administrative infrastructures as well as accounting systems and related financial reporting activities;

•	the potential weakening of established relationships with regulators; and

•	the challenge of preserving important relationships of both Impax and Amneal and resolving potential conflicts that may arise.

Furthermore, it is possible that the integration process could result in the loss of talented employees or skilled workers of Impax and Amneal. The loss of talented employees and skilled workers could adversely affect Impax’s, Amneal’s or New Amneal’s ability to successfully conduct their respective businesses because of such employees’ experience and knowledge of Impax’s and Amneal’s businesses. In addition, Impax, Amneal or New Amneal could be adversely affected by the diversion of management’s attention and any delays or difficulties encountered in connection with the integration of Impax and Amneal. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of Impax’s or Amneal’s segments. If Impax, Amneal or New Amneal experience difficulties with the integration process, the anticipated benefits of the Combination may not be realized fully or at all, or may take longer to realize than expected. These integration matters could have an adverse effect on the business, results of operations, financial condition or prospects of

Impax, Amneal or New Amneal during this transition period and for an undetermined period after completion of the Combination.

Ownership interests will not be adjusted if there is a change in the value of Impax or Amneal and their respective assets before the Combination is completed.

The interests of Class A Common Stock received by former Impax Stockholders, Amneal Common Units received by New Amneal and the Amneal Group Members, and the Class B Common Stock received by Amneal Group Members (as defined in the section entitled “Ancillary Agreements Related to the Combination—Stockholders Agreement” on page 206) in connection with the Combination will not be adjusted if there is a change in the value or assets of Amneal, Impax or New Amneal prior to the consummation of the Combination. No termination rights will arise in connection with an adverse change at Amneal or Impax unless there has been an Amneal Material Adverse Effect or an Impax Material Adverse Effect as applicable (as defined in the section entitled “The Business Combination Agreement—Representations and Warranties” beginning on page 187).

The BCA contains provisions that may discourage other companies from trying to acquire Impax. In addition, Impax negotiated exclusively with Amneal rather than conducting a public or private “auction” or sales process of Impax, which could result in unsolicited offers from third parties that could complicate, challenge or prevent the completion of the Combination, and could result in additional costs to Impax, including a possible termination fee paid by Impax to Amneal.

The BCA contains provisions that may discourage third parties from submitting business combination proposals to Impax that might result in greater value to Impax Stockholders than would the Combination. The BCA generally prohibits Impax from soliciting any competing acquisition proposal. For a description of the restriction on solicitations applicable to Impax, see the section entitled “The Business Combination Agreement—Solicitation by Impax; Competing Proposals; Change of Recommendation” beginning on page 195. In addition, if the BCA is terminated by Impax or Amneal in circumstances that obligate Impax to pay a termination fee of $45,000,000 or to reimburse transaction expenses of up to $15,000,000 incurred by Amneal (see the section entitled “The Business Combination Agreement—Termination and Termination Fees” beginning on page 203 for further details), Impax’s financial condition may be adversely affected as a result of the payment of the termination fee and transaction expenses, which might deter third parties from proposing alternative business combination proposals.

The fact that Impax negotiated exclusively with Amneal rather than conducting a public or private “auction” or sales process of Impax could result in unsolicited offers from third parties that could complicate, challenge, prevent or delay the consummation of the Combination, and could result in additional costs to Impax.

The shares of Class A Common Stock to be received by Impax Stockholders as a result of the Combination will have different rights from Impax Shares.

Following the Closing, Impax Stockholders will no longer be stockholders of Impax but will instead be stockholders of New Amneal holding Class A Common Stock. There are important differences between the rights of Impax Stockholders and the rights of holders of Class A Common Stock. For a description of different rights associated with Impax Shares and Class A Common Stock, see the section entitled “New Amneal Capital Stock” beginning on page 218. Class A Common Stock will be listed on the NYSE under the ticker symbol “AMRX” (or if such ticker symbol becomes unavailable, such other ticker symbol as may be agreed upon in writing by the parties).

No trading market currently exists for Class A Common Stock.

Prior to Closing, there is no trading market for the Class A Common Stock. At or prior to Closing, the Class A Common Stock is expected to be listed for trading on the NYSE. However, there can be no assurance that an active market for the Class A Common Stock will develop after Closing, or if it develops, that such market will be sustained. In the absence of an active trading market for the Class A Common Stock, investors may not be able to sell their Class A Common Stock at the time that they would like to sell.

Following the completion of the Combination, New Amneal will be controlled by the Amneal Group Members. The interests of Amneal Group Members may differ from the interests of other stockholders of New Amneal.

Immediately following Closing and the closing of the PIPE Investment, Amneal Group Members (as defined in the section entitled “Ancillary Agreements Related to the Combination—Stockholders Agreement” beginning on page 206) are expected to beneficially own approximately 60% of the fully diluted New Amneal Shares.

Through its ownership of a majority of New Amneal’s voting power and the provisions set forth in the New Amneal Charter, the New Amneal Bylaws and the Stockholders Agreement, the Amneal Group Members will have the ability to designate a majority of the New Amneal Board. As a result of the Amneal Group Members’ ownership of a majority of the voting and economic interests in the combined businesses of Impax and Amneal under New Amneal, New Amneal will be a “controlled company” as defined in the NYSE listing rules and will, therefore, not be subject to the NYSE requirements that would otherwise require New Amneal to have (i) a majority of independent directors, (ii) a nominating committee composed solely of independent directors, (iii) the compensation of its executive officers determined by a majority of the independent directors or a compensation committee composed solely of independent directors, and (iv) director nominees selected, or recommended for the board’s selection, either by a majority of the independent directors or a nominating committee composed solely of independent directors. Further, the Amneal Group Representative will have the right to nominate half of the directors to serve on each of the Nominating Committee and Compensation Committee for so long as the Amneal Group Members beneficially own more than 50% of the outstanding New Amneal Shares. For further information regarding the New Amneal Board and its committees following Closing, see the section entitled “Ancillary Agreements Related to the Combination—Stockholders Agreement” beginning on page 206.

The Amneal Group Members will also have control over certain New Amneal actions through certain consent rights:

•	For so long as Amneal Group Members beneficially own more than 25% of the outstanding New Amneal Shares, New Amneal will not take the following actions without obtaining the prior consent of the Amneal Group Representative:

•	amend, modify, or repeal any provision of the New Amneal Charter or the New Amneal Bylaws in a manner that adversely impacts any Amneal Group Member;

•	effect any change in the authorized number of directors, except pursuant to the Stockholders Agreement;

•	create or reclassify any new or existing class or series of capital stock to grant rights, preferences, or privileges with respect to voting, liquidation, redemption, conversion or dividends that are senior to or on parity with those of the New Amneal Shares; or

•	consummate any transaction as a result of which (i) more than 50% of the outstanding New Amneal Shares will be beneficially owned by any persons other than Amneal Group Members and (ii) any Amneal Group Member receives an amount or form of consideration different that which is granted to from other holders of New Amneal Shares.

•	For so long as the Amneal Group satisfies certain ownership thresholds pursuant to the Stockholders Agreement, New Amneal must obtain consent from Amneal before consummating any transaction involving New Amneal or any of its subsidiaries that would reasonably be expected to result in the recognition of $40,000,000 or more in taxable income or gain by the Amneal Group.

•	Pursuant to the Tax Receivable Agreement, New Amneal and its subsidiaries must seek consent from Amneal or agree to certain conditions before (i) making a disposition of certain assets if the cumulative “amount realized” (as such term is defined for U.S. federal income tax purposes) for all such dispositions in any 12-month period would be in excess of $40,000,000, (ii) acquiring any equity interests or assets of other business entities, or (iii) entering into additional agreements with other persons that are similar to the Tax Receivable Agreement. In addition, New Amneal will be required to pay an Early Termination Payment to the Members in the event of a Change of Control (as defined in the section entitled “Ancillary Agreements Related to the Combination—Tax Receivable Agreement” beginning on page 215).

Amneal may have different interests than other holders of New Amneal Shares and may make decisions adverse to your interests.

Among other things, the Amneal Group’s control of New Amneal could delay, defer, or prevent a sale of New Amneal that other New Amneal Stockholders support, or, conversely, could result in the consummation of such a transaction that other New Amneal Stockholders do not support. This concentrated control could discourage a potential investor from seeking to acquire Class A Common Stock and, as a result, might harm the market price of that Class A Common Stock.

Members of the management and the Impax Board have interests in the Combination that are different from, or in addition to, those of other stockholders.

In considering whether to approve the Combination, Impax Stockholders should recognize that members of Impax management and the Impax Board have interests in the Combination that differ from, or are in addition to, their interests as stockholders of Impax. For a description of these interests, see the section entitled “Interests of Impax Directors and Officers in the Combination” beginning on page 112.

Impax, Amneal and New Amneal will incur transaction-related costs in connection with the Combination and the integration of the two businesses.

Impax, Amneal and New Amneal will incur transaction-related costs in connection with the Combination and in connection with the integration of Impax’s and Amneal’s businesses. There are many systems that must be integrated, including information management, purchasing, accounting and finance, sales, billing, payroll and benefits, and regulatory compliance. Impax and Amneal are in the early stages of assessing the magnitude of these costs and are therefore unable to provide estimates of these costs. Moreover, many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Such expenses could, particularly in the near term, reduce the cost synergies that Impax and Amneal expect to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost synergies related to the integration of the businesses following the completion of the Combination. Accordingly, any net synergies may not be achieved in the near term or at all. These integration expenses may result in Impax, Amneal or New Amneal taking significant charges against earnings following the completion of the Combination. Some of these costs and expenses will be incurred even if the Combination is not consummated.

The unaudited pro forma condensed combined financial information of Impax and Amneal is not intended to reflect what actual results of operations and financial condition would have been had Impax and Amneal been a combined company for the periods presented, and therefore these results may not be indicative of Impax’s, Amneal’s or New Amneal’s future operating performance.

Because Amneal will combine with Impax only upon completion of the Combination, there is no available historical financial information that combines the financial results of Impax and Amneal. The historical financial statements contained or incorporated by reference in this document consist of and are based on the separate financial statements of Impax and Amneal.

The unaudited pro forma condensed combined financial information presented in this document is for illustrative purposes only and is not intended to, and does not purport to, represent what Impax’s, Amneal’s or New Amneal’s actual results or financial condition would have been if the Combination, the related financing transactions and the PIPE Investment had occurred on the relevant dates. In addition, such unaudited pro forma condensed combined financial information is based in part on certain assumptions regarding the transactions that Impax, Amneal and New Amneal believe are reasonable. These assumptions, however, are merely preliminary and will be updated upon Closing. The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting. Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective acquisition date fair values with any excess purchase price allocated to goodwill. The pro forma purchase price allocation was based on an estimate of the acquisition date fair values of the tangible and intangible assets and liabilities of Impax. In arriving at the estimated fair values, Impax and Amneal have considered the preliminary appraisals of independent consultants, which were based on a preliminary and limited review of the assets and liabilities related to Impax to be held by New Amneal following the consummation of the Combination. Following Closing, New Amneal will have a one-year period to complete the purchase price allocation after considering the fair value of Impax’s assets and liabilities at the level of detail necessary to finalize the required purchase price allocation. The final purchase price allocation may be different from that reflected in the pro forma purchase price allocation presented herein, and this difference may be material.

The unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or transaction-related costs or incremental capital spending that Impax’s or Amneal’s management believes are necessary to realize the anticipated synergies from the Combination. Accordingly, the pro forma financial information included in this document does not reflect what Impax’s, Amneal’s or New Amneal’s results of operations or operating condition would have been had Impax and Amneal been a combined entity during all periods presented, or what Impax’s, Amneal’s or New Amneal’s results of operations and financial condition will be in the future.

Business issues currently faced by one company may be imputed to the operations of the Combined Company.

To the extent that either Amneal or Impax currently has or is perceived to have operational, regulatory or other challenges, those challenges may raise concerns with respect to the other company following Closing, which may limit or impede Impax’s, Amneal’s or New Amneal’s future ability to conduct its business consistently with past practice.

If Amneal were to cease being a subsidiary of New Amneal or Impax were to cease being a subsidiary of Amneal in the future, such a separation could adversely affect our business and profitability due to Amneal’s strong brand and reputation.

Amneal has marketed and Impax and Amneal expect to market many of their respective products and services using the “Amneal” brand name and logo. Impax believes that the association with Amneal will provide many benefits, including:

•	brand associated with trust, integrity and longevity;

•	perception of high-quality products and related services;

•	strong research and development (“R&D”) capabilities, intellectual property, and technology; and

•	established relationships with regulators, suppliers, customers and employees.

While there is no present intention to separate Impax from Amneal or separate Amneal from New Amneal, if Impax were to cease being a subsidiary of Amneal or Amneal were to cease being a subsidiary of New Amneal, such a separation could adversely affect Impax’s, Amneal’s or New Amneal’s ability to attract and retain customers. Impax, Amneal or New Amneal may be required to provide more favorable pricing and other terms to our customers and take other action to maintain our relationship with existing, and attract new, customers, all of which could have a material adverse effect on our business, financial condition and results of operations.

Some of Impax’s or Amneal’s existing agreements contain change in control or early termination rights that may be implicated by the Combination.

Parties with which Impax or Amneal currently does business or may do business in the future, including customers and suppliers, may experience uncertainty associated with the Combination, including with respect to current or future business relationships with Impax, Amneal and New Amneal. As a result, the business relationships of Impax or Amneal may be subject to disruptions if customers, suppliers, or others attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Impax, Amneal or New Amneal. For example, certain customers and collaborators may have contractual consent rights or termination rights that may be triggered by a change of control or assignment of the rights and obligations of contracts that will be transferred in the Combination. These disruptions could harm our relationships with existing customers and preclude us from attracting new customers, all of which could have a material adverse effect on our business, financial condition and results of operations, cash flows, and/or share price of Impax, Amneal or New Amneal. The effect of such disruptions could be exacerbated by a delay in the consummation of the Combination.

Some of Impax’s or Amneal’s relationships with its customers may experience disruptions in connection with the Combination, which may limit New Amneal’s business.

Parties with which Impax or Amneal currently does business or may do business in the future, including customers and suppliers, may experience uncertainty associated with the Combination, including with respect to future business relationships with the other or with New Amneal. As a result, the business relationships of Impax, Amneal and New Amneal may be subject to disruptions if customers, suppliers, or others attempt to renegotiate changes in existing business relationships or consider entering into business relationships with parties other than Impax, Amneal or New Amneal, in respect of Impax, Amneal or New Amneal. For example, certain customers and collaborators of Impax or Amneal may exercise contractual termination rights as they arise or elect to not renew contracts with Impax or Amneal. These disruptions could harm relationships with existing customers, suppliers or others and preclude us from attracting new customers, all of which could have a material adverse effect on our business, financial condition and results of operations, cash flows, and/or the share price of Impax, Amneal or New Amneal. The effect of such disruptions could be exacerbated by a delay in the consummation of the Combination.

Potential changes in laws and regulations affecting Impax’s and Amneal’s businesses could have a material adverse effect on their respective financial performance.

Many of Impax’s and Amneal’s businesses are subject to various federal, state, local and foreign laws and regulations. Their failure to comply with applicable laws and regulations could restrict their ability to provide certain services or result in imposition of civil fines and criminal penalties, substantial regulatory and compliance costs, litigation expense, adverse publicity and loss of revenues. Adverse legislation or regulations could be adopted prior to the Closing in any country, state or municipality in which Impax and Amneal operate. If such legislation or regulation is adopted in any particular jurisdiction and Impax or Amneal is unable to continue to operate profitably under the new rules, then Impax or Amneal may decide to make certain strategic decisions, resulting in decreased revenues, earnings and assets. If Impax or Amneal is unable to adapt its products and services to conform to any new laws and regulations, or if such laws and regulations have a negative effect on their customers, Impax or Amneal may experience customer losses or increased operating costs or be required to dispose of all or a part of their businesses, which could have a material adverse effect on their businesses, financial condition and results of operations.

After the Combination is complete, Impax Stockholders will have a significantly lower ownership and voting interest in New Amneal than the Existing Amneal Members and will exercise less influence over New Amneal than they do over Impax.

Upon the completion of the Combination, each holder of Impax Shares will have a percentage ownership of New Amneal that is smaller than such holder’s percentage ownership of Impax immediately prior to the Combination. At the Closing, approximately 75% of the total New Amneal Shares will not be held by Impax Stockholders. Following the Closing, Existing Amneal Members are expected to hold approximately 60% of the voting power of the outstanding New Amneal Shares and the PIPE Investors will hold approximately 15% of the voting power of the outstanding New Amneal Shares pursuant to an approximately $855,000,000 commitment to purchase 46,849,316 New Amneal Shares.

In addition, the Class A Common Stock to be received by Impax Stockholders as consideration if the Combination is completed will have different rights than Impax Shares. See the section entitled “New Amneal Capital Stock” beginning on page 218 for a more detailed discussion of the rights of holders of Class A Common Stock.

Prior to the Closing, Amneal Group Members who will hold an interest in New Amneal after Closing may be contemplating sale of their post-Closing interest in New Amneal, which could impact or differ from the remaining interest holders in New Amneal.

Prior to the completion of the Combination, the sale of additional New Amneal Shares under a PIPE Investment (as defined on pages 5-6) by Existing Amneal Members to other potential investors may adversely affect prevailing market prices for New Amneal Shares. In addition, the investors in such a PIPE Investment may have registration rights, the future exercise of which may adversely affect the market price of New Amneal Shares.

Pending litigation against Impax or Amneal could result in an injunction preventing the completion of the Combination or a judgment resulting in the payment of damages.

Impax, Amneal and members of their respective boards are currently and may in the future be parties, among others, to various claims and litigation related to the BCA and the Combination, including putative shareholder class actions. Among other remedies, the plaintiffs in such matters are seeking to enjoin the Combination. The results of complex legal proceedings are difficult to predict, and could delay or prevent the Combination from becoming effective in a timely manner. The existence of litigation relating to the Combination could impact the likelihood of obtaining the required shareholder approvals from Impax. Moreover, the pending litigation is, and any future additional litigation could be, time consuming and expensive, could divert the attention of Impax’s and Amneal’s management away from their regular business, and, if any one of these lawsuits is adversely resolved against either Impax or Amneal, could have a material adverse effect on their respective financial condition. For additional information regarding the pending litigation matters, please see the section entitled “The Combination—Litigation Relating to the Combination” beginning on page 109.

One of the conditions to the Closing is that no governmental entity will have issued an order or injunction or taken any other action enjoining or otherwise prohibiting the consummation of the Combination, and that no law will have been enacted or promulgated by any Governmental Authority of competent jurisdiction which prohibits or makes illegal the consummation of the Combination. Consequently, if a settlement or other resolution is not reached in the litigation referenced above and the plaintiffs secure injunctive or other relief prohibiting, delaying or otherwise adversely affecting Impax’s and/or Amneal’s ability to complete the Combination on the terms contemplated by the BCA, then such injunctive or other relief may prevent the Combination from being completed in a timely manner or at all.

The Combination could have an adverse effect on the Impax and Amneal brands.

The success of Impax and Amneal is largely dependent upon the ability of Impax and Amneal to maintain and enhance the value of their respective brands, their customers’ connection to and perception of the brands, and a positive relationship with customers and suppliers. The businesses and results of operations of Impax and Amneal, could be severely damaged if the Combination receive considerable negative publicity or if customers or suppliers otherwise come to have a diminished view of the brands as a result of the Combination or the common ownership of the existing businesses.

Risk Factors Relating to Impax and Impax’s Business

See “Risk Factors” in Part I of Impax’s Form 10-K for the fiscal year ended December 31, 2016 filed with the SEC on March 1, 2017 (incorporated by reference herein) and Form 10-Q for the quarterly period ended June 30, 2017 filed with the SEC on August 9, 2017 (incorporated by reference herein), and in Impax’s other filings made with the SEC from time to time, which can be obtained at the Internet website maintained by the SEC at www.sec.gov.

Risk Factors Relating to Amneal and Amneal’s Business

Global economic conditions could harm Amneal.

While global economic conditions have been fairly stable as a whole in recent years, continued concerns about the systemic impact of potential geopolitical issues and economic policy uncertainty, particularly in areas in which Amneal operates, could potentially cause economic and market instability in the future and could adversely affect Amneal’s business, including its financial performance.

Challenging economic conditions could result in tighter credit conditions. The cost and availability of credit may be adversely affected by illiquid credit markets and wider credit spreads, which could adversely affect the ability of Amneal’s third-party distributors, partners, manufacturers and suppliers to buy inventory or raw materials and to perform their obligations under agreements with Amneal, which could disrupt Amneal’s operations and adversely affect Amneal’s financial performance.

Global efforts to contain health care costs continue to exert pressure on product pricing and market access to pharmaceutical products. In many international markets, government-mandated pricing actions have reduced prices of patented drugs. Some countries may be subject to periods of financial instability, may have reduced resources to spend on healthcare or may be subject to economic sanctions, and Amneal’s business in these countries may be disproportionately affected by these changes. In addition, the currencies of some countries may depreciate against the U.S. dollar substantially and if Amneal is unable to offset the impact of such depreciation, its financial performance within such countries could be adversely affected.

If Amneal is unable to successfully develop or commercialize new products, its operating results will suffer.

Developing and commercializing a new product is time consuming, costly and subject to numerous factors that may delay or prevent such development and commercialization. Amneal’s future results of operations will depend to a significant extent upon its ability to successfully commercialize new products in a timely manner. Amneal faces several challenges when developing and commercializing new products, including:

•	its ability to develop products in a timely and cost-efficient manner and in compliance with regulatory requirements, including delays associated with the Food and Drug Administration (the “FDA”) listing and approval process and the ability of Amneal to obtain required regulatory approvals in a timely manner, or at all, and maintain such approvals if obtained;

•	the success of its clinical testing process to ensure that new products are safe and effective or the bioequivalent to the reference listed drug;

•	the risk that any of Amneal’s products presently under development, if and when fully developed and tested, will not perform as expected;

•	the risk that legal action may be brought against Amneal’s generic drug products by its branded drug product competitors, including patent infringement claims among others;

•	the availability, on commercially reasonable terms, of raw materials, including Active Pharmaceutical Ingredients (“APIs”) and other key ingredients necessary to the development of Amneal’s generic drug products; and

•	Amneal’s ability to scale-up manufacturing methods to successfully manufacture commercial quantities of generic drug product in compliance with regulatory requirements.

As a result of these and other difficulties, Amneal’s products currently in development may or may not receive necessary regulatory approvals on a timely basis or at all, which may result in unsuccessful development or commercialization of new products. If any of Amneal’s products, when acquired or developed and approved, cannot be successfully or timely commercialized, its operating results could be adversely affected. Amneal cannot guarantee that any investment it makes in developing or marketing products will be recouped, even if it is successful in commercializing those products.

If Amneal fails to obtain exclusive marketing rights for its products or fails to introduce its products on a timely basis, its revenues, gross margin and operating results may decline significantly.

The Hatch-Waxman amendments to the Federal Food, Drug, and Cosmetic Act (the “FDCA”) provide for a period of 180 days of generic marketing exclusivity for any applicant that is first to file an ANDA containing a certification of invalidity, non-infringement or unenforceability related to a patent listed with respect to the corresponding branded drug (commonly referred to as a “Paragraph IV certification”). “First filers” are often able to price the applicable generic drug to yield relatively high gross margins during this 180-day marketing exclusivity period.

ANDAs containing Paragraph IV certifications generally become the subject of patent litigation that can be both lengthy and costly. There is no certainty that Amneal will prevail in any such litigation, that it will be the first to file and thus granted the 180-day marketing exclusivity period, or, if it is granted the 180-day marketing exclusivity period, that it will not forfeit such period. Even where Amneal is awarded marketing exclusivity, it may be required to share its exclusivity period with other first filers. In addition, branded drug product companies often authorize a generic version of the corresponding branded drug product to be sold during any period of marketing exclusivity that is awarded (described further below), which reduces gross margins during the marketing exclusivity period. Branded drug product companies may also reduce the price of their branded drug product to compete directly with generic drug products entering the market, which would similarly have the effect of reducing gross margins. Furthermore, timely commencement of the litigation by the patent owner imposes an automatic stay of ANDA approval by the FDA for 30 months, unless the case is decided in the ANDA applicant’s favor during that period. Finally, if the court decision is adverse to the ANDA applicant, the ANDA approval will be delayed until the challenged patent expires, and the applicant forfeits the 180-day marketing exclusivity.

Amneal’s future profitability depends, to a significant extent, upon its ability to introduce, on a timely basis, new generic drug products that are either the first-to-market (or among the first-to-market) or that otherwise can gain significant market share. The timeliness of Amneal’s product introductions is dependent upon, among other things, the timing of regulatory approval of its products, which to a large extent is outside of its control, as well as the timing of the introduction of competing products. As additional distributors introduce comparable generic pharmaceutical products, price competition intensifies, market access narrows, and product sales prices and gross margins decline, often significantly and rapidly. Accordingly, Amneal’s revenues and future profitability are dependent, in large part, upon its ability or the ability of its development partners to file ANDAs with the FDA in a timely and effective manner or, alternatively, to enter into contractual relationships with other parties that have obtained marketing exclusivity. No assurances can be given that Amneal will be able to develop and introduce successful products in the future within the time constraints necessary to be successful. If Amneal or its development partners are unable to continue to timely and effectively file ANDAs with the FDA or to partner with other parties that have obtained marketing exclusivity, Amneal’s revenues, gross margin and operating results may decline significantly, and its prospects and business may be materially adversely affected.

Amneal faces intense competition in the pharmaceutical industry from both brand and generic drug product companies, which could significantly limit its growth and materially adversely affect its financial results.

The pharmaceutical industry is highly competitive. The principal competitive factors in the pharmaceutical market include:

•	introduction of other generic drug manufacturers’ products in direct competition with Amneal’s generic drug products;

•	introduction of authorized generic drug products in direct competition with Amneal’s products, particularly during exclusivity periods;

•	ability of generic drug product competitors to quickly enter the market after the expiration of patents or exclusivity periods, diminishing the amount and duration of significant profits;

•	consolidation among distribution outlets through mergers and acquisitions and the formation of buying groups;

•	the willingness of generic drug customers, including wholesale and retail customers, to switch among products of different pharmaceutical manufacturers;

•	pricing pressures by competitors and customers;

•	a company’s reputation as a manufacturer and distributor of quality products;

•	a company’s level of service (including maintaining sufficient inventory levels for timely deliveries);

•	product appearance and labeling; and

•	a company’s breadth of product offerings.

Many of Amneal’s competitors have longer operating histories and greater financial, R&D, marketing and other resources than Amneal. Consequently, some of Amneal’s competitors may be able to develop products and/or processes competitive with, or superior to, Amneal’s products. Furthermore, Amneal may not be able to (i) differentiate its products from those of its competitors, (ii) successfully develop or introduce new products—on a timely basis or at all—that are less costly than those of its competitors, or (iii) offer customers payment and other commercial terms as favorable as those offered by its competitors. The markets in which Amneal competes and intends to compete are undergoing, and are expected to continue to undergo, rapid and significant change. Amneal expects competition to intensify as technological advances and consolidation continues. New developments by other manufacturers and distributors could render Amneal’s products uncompetitive or obsolete.

Amneal believes its principal competitors in the U.S. generic pharmaceutical market, where Amneal primarily competes, are Teva Pharmaceutical Industries Limited (“Teva”), Sandoz (a division of Novartis AG) (“Sandoz”), Endo International plc (Par) (“Endo”), Mylan Inc. (“Mylan”) and Fresenius Medical Care AG & Co. KGAA /Akorn, Inc. These companies, among others, collectively compete with the majority of Amneal’s products. Amneal also faces price competition generally as other generic manufacturers enter the market. Any such price competition may be especially pronounced where Amneal’s competitors source their products from jurisdictions where production costs may be lower (sometimes significantly) than Amneal’s production costs, especially lower-cost foreign jurisdictions. Any of these factors could result in reductions in Amneal’s sales prices and gross margin. This price competition has led to an increase in demands for downward price adjustments by generic pharmaceutical distributors. Amneal’s principal strategy in addressing its competition is to offer customers a consistent supply of its generic drug products, as well as to pursue product opportunities with the potential for limited competition, such as high-barrier-to-entry first-to-file (“FTF”) or first-to-market (“FTM”) products. There can be no assurance, however, that this strategy will enable Amneal to compete successfully in the generic drug product industry or that it will be able to develop and implement any new or additional viable strategies.

Competition in the generic drug industry has also increased due to the proliferation of authorized generic pharmaceutical products. Authorized generic drug products are generic drug products that are introduced by brand companies, either directly or through third parties, under the brand’s New Drug Application (“NDA”) approval for its own branded drug. Authorized generics do not face any regulatory barriers to introduction and are not prohibited from sale during the 180-day marketing exclusivity period granted to the FTF Abbreviated New Drug Application (“ANDA”) applicant. The sale of authorized generics adversely impacts the market share of a generic drug product that has been granted 180 days of marketing exclusivity. This is a significant source of competition for Amneal, because an authorized generic drug product can materially decrease the profits that Amneal could receive as an otherwise exclusive marketer of a generic drug product. Such actions have the effect of reducing the potential market share and profitability of Amneal’s generic drug products and may inhibit Amneal from developing and introducing generic pharmaceutical drug products corresponding to certain branded drugs.

As Amneal’s competitors introduce their own generic equivalents of Amneal’s generic drug products, Amneal’s revenues and gross margin from such products generally decline, often rapidly.

Revenues and gross margin derived from generic pharmaceutical products often follow a pattern based on regulatory and competitive factors that Amneal believes are unique to the generic pharmaceutical industry. As the patent(s) for a brand name product or the statutory marketing exclusivity period (if any) expires, the first generic manufacturer to receive regulatory approval for a generic equivalent of the product is often able to capture a substantial share of the market. However, as other generic manufacturers receive regulatory approvals for their own generic versions, that market share, and the price of that product, will typically decline depending on several factors, including the number of competitors, the price of the branded product and the pricing strategy of the new competitors. Amneal cannot provide assurance that it will be able to continue to develop such products or that the number of its competitors for any given product will not increase to such an extent that Amneal may stop marketing a generic drug product for which it previously obtained approval, which may have a material adverse impact on its revenues and gross margin.

Due to Amneal’s dependence on a limited number of products, its business could be materially adversely affected if its key products do not perform as well as expected.

Amneal generates a significant portion of its total revenues and gross margin from the sale of a limited number of generic drug products. For the year ended December 31, 2016, Amneal’s top ten revenue generating generic drug products accounted for approximately 50% of Amneal’s total net revenues and a significant portion of Amneal’s gross margin. Any material adverse developments, including increased competition and supply shortages, with respect to the sale or use of these generic drug products, or Amneal’s failure to successfully introduce new key products to replace or surpass the revenues of existing key products, could have a material adverse effect on its revenues and gross margin.

The development, manufacture and sale of Amneal’s generic drug products involves the risk of product liability claims by consumers and other third parties, and insurance against such potential claims is expensive and may be difficult to obtain.

The development, manufacture and sale of Amneal’s generic drug products involves an inherent risk of product liability claims and the associated adverse publicity, and insurance against such potential claims is expensive and may be difficult to obtain. Litigation is inherently subject to uncertainties and Amneal may be required to expend substantial amounts in the defense or resolution of this and similar matters. Amneal regularly monitors the use of its products for trends or increases in reports of adverse events or product complaints, and regularly reports such matters to the FDA. In some cases, an increase in adverse event reports may be an indication that there has been a change in a product’s specifications or efficacy. Such changes could lead to a recall of the product in question or, in some cases, increases in product liability claims related to the product in question. If the coverage limits for product liability insurance policies are not adequate, or if certain of Amneal’s products are excluded from coverage, a claim brought against Amneal, whether covered by insurance or not, could have a material adverse effect on its business, results of operations, financial condition and cash flows. Amneal also relies on self-insurance to cover product liability claims, and these claims may exceed the amounts Amneal has reserved under its self-insurance program.

In the ordinary course of its business, Amneal may also be subject to a variety of other types of claims, proceedings, investigations and litigation initiated by government agencies or third parties. These matters may include compliance matters, product regulation or safety, taxes, employee benefit plans, employment discrimination, health and safety, environmental, antitrust, customs, import/export, government contract compliance, financial controls or reporting, intellectual property, allegations of misrepresentation, false claims or false statements, commercial claims, claims regarding promotion of its products and services, or other similar matters. In addition, government investigations related to the use of Amneal’s generic drug products may cause reputational harm to the Amneal. Negative publicity, whether accurate or inaccurate, about the efficacy, safety or side effects of Amneal’s generic drug products or product categories, whether involving Amneal or a competitor, could materially reduce market acceptance of Amneal’s products, cause consumers to seek alternatives to its products, result in product withdrawals and cause its stock price to decline. Negative publicity could also result in an increased number of product liability claims, whether or not these claims have a basis in scientific fact. Any such claims, proceedings, investigations or litigation, regardless of the merits, might result in substantial costs, restrictions on product use or sales, or otherwise injure Amneal’s business.

Both Impax and Amneal manufacture and derive a portion of their revenue from the sale of pharmaceutical products in the opioid class of drugs. The U.S. Department of Health and Human Services has declared the wide spread addiction to and abuse of such products a public health emergency. Changing public and clinical perceptions of opioid products and the risks relating to their use may result in the imposition of even stricter regulation of such products and further restrict their sale and use, thereby reducing the amount of such products Impax and Amneal. As of September 30, 2017, revenues from the sale of opioid products (other than products used to treat opioid addiction such as Buprenorphine and Naxolone) represented less than 4% of the net revenues of Amneal.

Amneal is subject to United States federal and state laws related to healthcare fraud and abuse and health information privacy and security, and the failure to comply with such laws may adversely affect its business.

In the United States, many of Amneal’s products are eligible for reimbursement under federal and state health care programs such as Medicaid, Medicare, TriCare, and/or state pharmaceutical assistance programs, and as a result, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are, and will be, applicable to its business. Amneal could be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which it conducts its business. The laws that may affect Amneal’s ability to operate include, but are not limited to: (i) the U.S. Anti-Kickback Statute, which applies to Amneal’s marketing and research practices, educational programs, pricing policies and relationships with healthcare providers or other entities, by prohibiting, among other things, soliciting, receiving, offering or paying remuneration, directly or indirectly, as a means of inducing, or in exchange for, either the referral of an individual or the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs; (ii) federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payers that are false or fraudulent; (iii) the U.S. Health Insurance Portability and Accountability Act of 1996, (“HIPAA”), which among other things created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters, and HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and its implementing regulations, which impose certain requirements relating to the privacy, security and transmission of individually identifiable health information and place restrictions on the use of such information for marketing communications; (iv) the U.S. Physician Payments Sunshine Act, which among other things, requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under a federal healthcare program to report annually information related to “payments or other transfers of value” made to physicians and teaching hospitals, and ownership and investment interests held by certain healthcare professionals and their immediate family members, and similar state laws; (v) the government pricing rules applicable to the Medicaid, Medicare Part B, 340B Drug Pricing Program, the U.S. Department of Veterans Affairs program, the TRICARE program, and state price reporting laws; and (vi) state and foreign law equivalents of each of the above U.S. laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers, and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. Violations of the fraud and abuse laws may result in severe penalties against Amneal and/or its responsible employees, including jail sentences, large fines, and the exclusion of Amneal’s products from reimbursement under federal and state programs. Defense of litigation claims and government investigations can be costly, time-consuming, and distract management, and it is possible that Amneal could incur judgments or enter into settlements that would require Amneal to change the way it operates its business. Amneal is committed to conducting the sales and marketing of its products in compliance with the healthcare fraud and abuse laws, but certain applicable laws may impose liability even in the absence of specific intent to defraud. Furthermore, should there be ambiguity, a governmental authority may take a position contrary to a position Amneal has taken, or should an employee violate these laws without Amneal’s knowledge, a governmental authority may impose civil and/or criminal sanctions.

Any adverse outcome in these types of actions, or the imposition of penalties or sanctions for failing to comply with fraud and abuse laws, could adversely affect Amneal and may have a material adverse effect on its business, results of operations, financial condition and cash flows. Some of the statutes and regulations that govern Amneal’s activities, such as federal and state anti-kickback and false claims laws, are broad in scope, and while exemptions and safe harbors protecting certain common activities exist, they are often narrowly drawn. While Amneal manages its business activities to comply with these statutory provisions, due to their breadth, complexity and, in certain cases, uncertainty of application, it is possible that Amneal’s activities could be subject to challenge by various government agencies. In particular, the FDA, the DOJ and other agencies have increased their enforcement activities with respect to the sales, marketing, research and similar activities of pharmaceutical companies in recent years, and many pharmaceutical companies have been subject to government investigations related to these practices. A determination that Amneal is in violation of these and/or other government regulations and legal requirements may result in civil damages and penalties, criminal fines and prosecution, administrative remedies, the recall of products, the total or partial suspension of manufacturing and/or distribution activities, seizure of products, injunctions, whistleblower lawsuits, failure to obtain approval of pending product applications, withdrawal of existing product approvals, exclusion from participation in government healthcare programs and other sanctions.

Any of these types of investigations or enforcement actions could affect Amneal’s ability to commercially distribute its products and could materially and adversely affect its business, financial condition, results of operations and cash flows.

Extensive industry regulation has had, and will continue to have, a significant impact on Amneal’s business, especially its product development, manufacturing and distribution capabilities.

All pharmaceutical companies, including Amneal, are subject to extensive, complex, costly and evolving government regulation. In the United States, this type of regulation is principally administered by the FDA, but is also administered by the Drug Enforcement Agency (the “DEA”) and state government agencies. Internationally, these type of regulations are administered by various regulatory agencies in foreign countries where Amneal’s products or product candidates are being manufactured and/or marketed. The FDCA, the Controlled Substances Act and other federal statutes and regulations, and similar foreign statutes and regulations, govern or influence the development, testing, manufacturing, packing, labeling, storing, record keeping, safety, approval, advertising, promotion, sale, distribution and import/ export of Amneal’s products. Foreign regulatory authorities impose similar requirements focused on drug safety and effectiveness. Obtaining and maintaining regulatory approval has been, and will continue to be, increasingly difficult, time-consuming and costly. In addition, changes in applicable federal, state and foreign laws and regulations or the implementation of new laws and regulations could affect Amneal’s ability to obtain or maintain approval of its products and could have a material adverse effect on Amneal’s business. Additionally, recent uncertainty with respect to U.S. regulatory policy may result in regulatory changes adverse to Amneal’s business.

Once regulatory approval for a generic drug product has been obtained, regulatory agencies continue to have substantial authority to require additional testing, perform inspections, mandate a change to a product’s labeling based on post-marketing safety information or mandate withdrawals of Amneal’s products. Failure to comply with applicable regulatory requirements may subject Amneal to administrative or judicially-imposed sanctions. These sanctions may include, among others, untitled letters, warning letters, fines, civil penalties, criminal penalties, injunctions, debarment, product seizure or detention, product recalls and total or partial suspension of production, sale and promotion of a generic drug product. In addition, Amneal may voluntarily elect to recall or restrict the use of one or more of its generic drug products. Any such recall or restriction could divert managerial and financial resources and may harm Amneal’s reputation.

Under certain regulatory statutes and regulations, Amneal is subject to periodic inspection of its facilities, procedures and operations, and/or the testing of its products by the FDA and similar non-U.S. authorities, the DEA and other regulatory authorities, which conduct periodic inspections to confirm that Amneal is in compliance with all applicable requirements. In addition, the FDA and foreign regulatory agencies conduct pre-approval and post-approval reviews and plant inspections to determine whether Amneal’s systems and processes are in compliance with cGMP (as defined on page 127) and other regulations. Following such inspections, the FDA or other agency may issue observations, notices, citations and/or warning letters that could cause Amneal to modify certain activities identified during the inspection. FDA guidelines specify that a warning letter is issued only for violations of “regulatory significance” for which the failure to adequately and promptly achieve correction may be expected to result in an enforcement action. Amneal is also required to report adverse events associated with its products to the FDA and other regulatory authorities. Unexpected or serious health or safety concerns could result in product liability claims, labeling changes, recalls, market withdrawals or other regulatory actions, including withdrawal of product approvals. Adverse events and safety concerns may arise as Amneal’s product candidates are evaluated in clinical trials or as its marketed products are used in clinical practice. Amneal is required to communicate to regulatory agencies adverse events reported to it regarding its products.

Amneal cannot ensure that FDA inspections at any of its manufacturing sites will not result in inspectional observations at such sites, that approval of any of its pending or subsequently submitted marketing authorization applications or supplements to such applications by Amneal or its subsidiaries will be granted, or that the FDA will not seek to impose additional sanctions against Amneal or any of its subsidiaries. The range of possible sanctions includes, among others, FDA issuance of adverse publicity, product recalls or seizures, fines, total or partial suspension of production and/or distribution, suspension of the FDA’s review of product applications, enforcement actions, injunctions, and civil or criminal prosecution. Any such sanctions, if imposed, could have a material adverse effect on Amneal’s business, operating results, financial condition and cash flows. Under certain circumstances, the FDA also has the authority to revoke previously granted drug approvals. Similar sanctions as detailed above may be available to the FDA under a consent decree, depending upon the actual terms of such decree. Although Amneal has instituted internal compliance programs, if these programs do not meet regulatory agency standards or if compliance is deemed deficient in any significant way, it could materially harm Amneal’s business. Certain of Amneal’s vendors are subject to similar regulation and periodic inspections and may be operating under consent decrees.

In order to market its products in the United States and other jurisdictions, Amneal must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements required for approval and maintenance of registrations post-approval. The process for obtaining governmental approval to manufacture and market pharmaceutical products is rigorous, time-consuming, uncertain and costly, and Amneal cannot predict the extent to which it may be affected by legislative and regulatory developments. Amneal is dependent on receiving FDA and other governmental or third-party approvals prior to manufacturing, marketing and shipping its products. There is always the chance that Amneal will fail to obtain FDA or other necessary approvals or that the rate, timing and cost of obtaining such approvals will adversely affect its product introduction plans or results of operations. Additionally, any regulatory approvals Amneal receives may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval or may contain requirements for potentially costly additional clinical trials and surveillance to monitor the safety and efficacy of the product. Amneal may only market or promote its products for their approved indications and Amneal’s labeling, promotional activities and advertising are subject to extensive regulation and oversight. Amneal carries inventories of certain product(s) in anticipation of launch; if such product(s) are not subsequently launched, Amneal may be required to write-off the related inventory.

Amneal’s customers may also be subject to various regulatory requirements, including requirements of the DEA, FDA, state boards of pharmacy, and city and county health regulators, among others. These include licensing, registration, recordkeeping, security and reporting requirements. Additionally, although physicians may prescribe FDA approved products for an “off label” indication, Amneal is permitted to market its products only for the indications for which they have been approved. Some of its products are prescribed off label and the FDA, the DOJ, the U.S. Attorney or other regulatory authorities could take enforcement actions if they conclude that Amneal or its distributors have engaged in off label marketing. In addition, historically, a number of states and the federal government have enforced licensing and anti-counterfeit drug pedigree laws which require the tracking of all transactions involving prescription drugs beginning with the manufacturer, through the supply chain, and down to the pharmacy or other health care provider dispensing or administering prescription drug products. Therefore, manufacturers and wholesale distributors have been required to maintain records documenting the chain of custody on distribution of prescription drugs. On November 27, 2013, the federal government enacted the Drug Quality and Security Act (“DQSA”) amending federal requirements in regard to the licensing and tracking of prescription drugs. Certain provisions in the new law related to licensing and track and trace requirements have specifically preempted prior state laws related to drug pedigrees that are inconsistent, more stringent, or in addition to the federal law. Specifically, Title II of the DQSA, also known as the Drug Supply Chain Security Act (“DSCSA”), provides for creation of an electronic, interoperable system to identify and trace certain prescription drugs as they are distributed in the United States. These amendments include new requirements for licensing, tracking and tracing and other operations applicable to manufacturers and wholesale distributors of prescription drug products. The full requirements of the DSCSA will be phased in over a ten year period; however, in January 2015, specific product tracing requirements for manufacturers, wholesalers, repackagers and dispensers (e.g., pharmacies) of prescription drugs became effective. Also, as of January 2015, the DSCSA required manufacturers and wholesale distributors to implement systems to identify potential “suspect” or “illegitimate” product, and take appropriate action. The DSCSA also addresses product tracing using unique product identifiers on packaging, and requirements for standardized numerical identifiers which will take effect in the future.

Because of the chemical ingredients of pharmaceutical products and the nature of the manufacturing process, Amneal is subject to extensive environmental laws and regulations and the risk of incurring liability for damages and/or the costs of remedying environmental problems. These requirements include regulation of the handling, manufacture, transportation, storage, use and disposal of materials, including the discharge of hazardous materials and pollutants into the environment. In the normal course of Amneal’s business it is exposed to risks relating to the possible release of hazardous substances into the environment, which could cause environmental or property damage or personal injuries and which could result in (i) Amneal’s noncompliance with such environmental and occupational health and safety laws and regulations and (ii) regulatory enforcement actions or claims for personal injury and property damage against Amneal. If an unapproved or illegal environmental discharge or accident occurred or if Amneal were to discover contamination caused by prior operations, including by prior owners and operators of properties it acquires, then it could be liable for cleanup, damages or fines, which could have a material adverse effect on its business, financial position, results of operations, and cash flow. In the future, Amneal may be required to increase expenditures in order to remedy environmental problems and/or comply with changes in applicable environmental laws and regulations. Amneal could also become a party to environmental remediation investigations and activities. These obligations may relate to sites that Amneal currently or in the future may own or lease, sites that it formerly owned or operated, or sites where waste from its operations was disposed. Additionally, if Amneal fails to comply with environmental regulations to use, discharge or dispose of hazardous materials appropriately or otherwise fails to comply with the provisions of its operating licenses, the licenses could be revoked, and it could be subject to criminal sanctions and/or substantial civil liability or be required to suspend or modify its manufacturing operations. Among other jurisdictions, Amneal currently has significant manufacturing and other operations in New Jersey and New York, which are often recognized for having very aggressive public health and environmental protection laws. Amneal also operates in India, where environmental, health and safety regulations are developing and expanding, and Amneal cannot determine how these laws will be implemented and the impact of such regulation on its operations in India. In the future, Amneal may establish or acquire operations in other jurisdictions subject to laws and regulations equally (or more) stringent than those in the jurisdictions highlighted above. Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to Amneal and could subject its handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in significant capital expenditures, as well as other costs and liabilities, which could materially adversely affect us.

In addition to government agencies that promulgate regulations and guidelines directly applicable to Amneal, other professional societies, practice management groups, insurance carriers, physicians, private health or science foundations and organizations involved in various diseases from time to time may also publish guidelines or recommendations to healthcare providers, administrators and payers, and patient communities. For example, the treatment practices of physicians that currently prescribe Amneal’s products may change. Recommendations by government agencies or other groups and organizations may relate to such matters as usage, dosage, route of administration and use of related therapies, as well as reimbursement of Amneal’s products by government and private payors. Any recommendations or guidelines that result in decreased use, dosage or reimbursement of Amneal’s products could materially and adversely affect its product sales, business and operating results.

Federal regulation of arrangements between manufacturers of branded and generic products could adversely affect Amneal’s business.

As part of the Medicare Prescription Drug and Modernization Act of 2003, companies are required to file with the FTC and the DOJ certain types of agreements entered into between branded and generic pharmaceutical companies related to the manufacture, marketing and sale of generic versions of branded drugs. This requirement could affect the manner in which brand drug manufacturers resolve intellectual property litigation and other disputes with generic pharmaceutical companies and could result generally in an increase or lengthening of litigation against pharmaceutical companies or additional investigations or proceedings by the FTC or other governmental authorities. The impact of this requirement, the pending legislation and the potential private-party lawsuits associated with arrangements between brand and generic drug manufacturers is uncertain and could adversely affect Amneal’s business.

Healthcare reform and a reduction in the coverage and reimbursement levels by governmental authorities, HMOs, MCOs or other third-party payers may adversely affect Amneal’s business.

As part of commercializing its products, Amneal has obtained authorization to receive reimbursement at varying levels for the cost of certain products and related treatments from governmental authorities and private health insurers and other organizations, such as health maintenance organizations (“HMOs”) and managed care organizations (“MCOs”). The trend toward managed healthcare in the United States, the growth of organizations such as HMOs and MCOs, and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of pharmaceutical products, resulting in lower prices and a reduction in product demand. The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 were signed into law on March 23, 2010 and March 30, 2010, respectively. These laws are referred to herein as “healthcare reform.” A number of provisions of the healthcare reform laws continue to have a negative impact on the price of Amneal’s products sold to U.S. government entities. For example, the legislation includes measures that (i) significantly increase Medicaid rebates through both the expansion of the program; (ii) substantially expand the Public Health System (340B) program to allow other entities to purchase prescription drugs at substantial discounts; (iii) extend the Medicaid rebate rate to a significant portion of Managed Medicaid enrollees; (iv) apply a 50% discount to Medicare Part D beneficiary spending in the coverage gap for branded and authorized generic prescription drugs; and (v) levy a significant excise tax on the industry to fund healthcare reform. Such cost containment measures and healthcare reform affect Amneal’s ability to sell its products and have a material adverse effect on its business, results of operations and financial condition. Additionally, the Medicare Part D Prescription Drug Benefit established a voluntary outpatient prescription drug benefit for Medicare beneficiaries (primarily the elderly over 65 and the disabled). These beneficiaries may enroll in private drug plans. There are multiple types of Part D plans and numerous plan sponsors, each with its own formulary and product access requirements. The plans have considerable discretion in establishing formularies and tiered co-pay structures and in placing prior authorization and other restrictions on the utilization of specific products. In addition, Part D plan sponsors are permitted and encouraged to negotiate rebates with manufacturers. The Medicare Part D program, which went into effect January 1, 2006, is administered by the Centers for Medicare & Medicaid Services (“CMS”) within the Department of Health and Human Services.

The CMS has issued extensive regulations and other sub-regulatory guidance documents implementing the Medicare Part D benefit, and the OIG has issued regulations and other guidance in connection with the Medicare Part D program. The federal government can be expected to continue to issue guidance and regulations regarding the obligations of Part D sponsors and their subcontractors. Participating drug plans may establish drug formularies that exclude coverage of specific drugs and payment levels for drugs negotiated with Part D drug plans may be lower than reimbursement levels available through private health plans or other payers. Moreover, beneficiary co-insurance requirements could influence which products are recommended by physicians and selected by patients. There is no guarantee that any drug that Amneal markets will be offered by drug plans participating under the Medicare Part D program or of the terms of any such coverage, or that covered drugs will be reimbursed at amounts that reflect current or historical levels. Additionally, any reimbursement granted may not be maintained, or limits on reimbursement available from third-party payers may reduce the demand for, or negatively affect the price of those products, which could significantly harm Amneal’s business, results of operations, financial condition and cash flows. Amneal may also be subject to lawsuits relating to reimbursement programs that could be costly to defend, divert management’s attention and adversely affect its operating results. Most state Medicaid programs have established preferred drug lists, and the process, criteria and timeframe for obtaining placement on the preferred drug list varies from state to state. Under the Medicaid drug rebate program, a manufacturer must pay a rebate for Medicaid utilization of a product. The rebate for single source products (including authorized generics) is based on the greater of (i) a specified percentage of the product’s average manufacturer price or (ii) the difference between the product’s average manufacturer price and the best price offered by the manufacturer. The rebate for multiple source products is a specified percentage of the product’s average manufacturer price. In addition, many states have established supplemental rebate programs as a condition for including a drug product on a preferred drug list. The profitability of Amneal’s products may depend on the extent to which they appear on the preferred drug lists of a significant number of state Medicaid programs and the amount of the rebates that must be paid to such states. In addition, there is significant fiscal pressure on the Medicaid program, and amendments to lower the pharmaceutical costs of the program are possible. Such amendments could materially adversely affect Amneal’s anticipated revenues and results of operations. Due to the uncertainties regarding the outcome of future healthcare reform initiatives and their enactment and implementation, Amneal cannot predict which, if any, of the future reform proposals will be adopted or the effect such adoption may have on its business. Future rulemaking and reform, including repeal of existing law, with respect to the healthcare and pharmaceutical industries, could increase rebates, reduce prices or the rate of price increases for healthcare products and services, or require additional reporting and disclosure. Amneal cannot predict the timing or impact of any future rulemaking, reform or repeal of healthcare laws.

The majority of Amneal’s products are produced at a few locations and a business interruption at one or more of these locations could have a material adverse effect on its business, financial position and results of operations.

Amneal produces the majority of the products that it manufactures at its manufacturing facilities in New York, New Jersey and in India. A significant disruption at any of these facilities, even on a short-term basis, could impair Amneal’s ability to produce and ship products to the market on a timely basis, which could have a material adverse effect on its business, financial position and results of operations.

Amneal’s profitability depends on its major customers. If these relationships do not continue as expected, Amneal’s business, condition (financial and otherwise), prospects and results of operations could materially suffer.

Amneal has in excess of 200 direct customers for its products. For the full year completed December 31, 2016, Amneal’s top 15 customers accounted for approximately 73% of its total consolidated net revenue. For the year ended December 31, 2016, Amneal’s four largest customers accounted for approximately 54% of net revenue, broken out as follows: AmerisourceBergen Corporation (17%), Cardinal Health, Inc. (16%), McKesson Drug Co. (11%) and CVS Caremark (10%). The loss of any one or more of these or any other major customer or the substantial reduction in orders from any one or more of Amneal’s major customers could have a material impact on Amneal’s future operating results and financial condition.

Amneal may experience declines in the sales volume and prices of its products as a result of the continuing trend of consolidation of certain customer groups, which could have a material adverse effect on its business, financial position and results of operations.

Amneal’s ability to successfully commercialize any generic or branded pharmaceutical product depends in large part upon the acceptance of the product by third parties, including pharmacies, government formularies, other retailers, physicians and patients. Therefore, Amneal’s success will depend in large part on market acceptance of its products. Amneal makes a significant amount of its sales to a relatively small number of drug wholesalers and retail drug chains. These customers represent an essential part of the distribution chain of its pharmaceutical products. Drug wholesalers and retail drug chains have undergone, and are continuing to undergo, significant consolidation. This consolidation may result in these groups gaining additional purchasing leverage and, consequently, increasing the product pricing pressures facing Amneal’s business. Additionally, the emergence of large buying groups representing independent retail pharmacies and other drug distributors, and the prevalence and influence of managed care organizations and similar institutions, potentially enable such groups to demand larger price discounts on Amneal’s products. For example, there has been a recent trend of large wholesalers and retailer customers forming partnerships, such as the alliance between Walgreens and AmerisourceBergen Corporation, the alliance between Rite Aid and McKesson Drug Company, and the alliance between CVS Caremark and Cardinal Health. The result of these developments may have a material adverse effect on Amneal’s business, financial position and results of operations.

Amneal depends to a large extent on third-party suppliers and distributors for the raw materials for its products, particularly the chemical compounds comprising the APIs that it uses to manufacture its products, as well as for certain finished goods. A prolonged interruption in the supply of such products could have a material adverse effect on Amneal’s business, financial position and results of operations.

The bulk of the raw materials essential to Amneal’s manufacturing business are purchased from third parties. If Amneal experiences supply interruptions or delays, Amneal may have to obtain substitute materials or products, which in turn would require Amneal to obtain amended or additional regulatory approvals, subjecting it to additional expenditures of significant time and resources. In addition, changes in Amneal’s raw material suppliers could result in significant delays in production, higher raw material costs and loss of sales and customers, because regulatory authorities must generally approve raw material sources for pharmaceutical products, which may be time consuming. Any significant supply interruption could have a material adverse effect on Amneal’s business, condition (financial and otherwise), prospects and results of operations. To date, Amneal has experienced no significant difficulties in obtaining raw materials. However, because the federal drug application process requires specification of raw material suppliers, if raw materials from a specified supplier were to become unavailable, FDA approval of a new supplier would be required. The amount of time required for the FDA to qualify a new supplier and confirm that its manufacturing processes meet the necessary standards could cause delays in the manufacturing and marketing of one or more of Amneal’s products and could, depending on the particular product, have a material adverse effect on Amneal’s results of operations and financial condition.

The testing required for the regulatory approval of Amneal’s products is conducted primarily by independent third parties. Any failure by any of these third parties to perform this testing properly and in a timely manner may have an adverse effect upon Amneal’s ability to obtain regulatory approvals.

Amneal’s applications for regulatory approval of its products, including both internally-developed and in-licensed products, incorporate the results of testing and other information that is conducted or gathered primarily by independent third parties (including, for example, manufacturers of raw materials, testing laboratories, contract research organizations or independent research facilities). Amneal’s ability to obtain and maintain regulatory approval of the products being tested is dependent upon the quality of the work performed by these third parties, the quality of the third parties’ facilities, and the accuracy of the information provided by third parties. Amneal has little or no control over any of these factors. If this testing is not performed properly, Amneal’s ability to obtain or maintain regulatory approvals, and to launch or continue selling products, could be restricted or delayed.

Amneal depends on third-party agreements for a portion of its product offerings and any failure to maintain these arrangements or enter into similar arrangements with new partners could result in a material adverse effect.

Amneal has broadened its product offering by entering into a variety of third-party agreements covering any combination of joint development, supply, marketing and/or distribution of products. Amneal cannot provide assurance that the development, supply, marketing and/or distribution efforts of its contractual partners will continue to be successful, that it will be able to renew such agreements or that it will be able to enter into new agreements for additional products. Any alteration to, or termination of, Amneal’s current distribution and marketing agreements, failure to enter into new and similar agreements, or interruption of Amneal’s product supply under the such agreements, could have a material adverse effect on Amneal’s business, condition (financial and otherwise), prospects or results of operations.

Amneal may make acquisitions of, or investments in, complementary businesses or products, which may be on terms that may not turn out to be commercially advantageous, may require additional debt or equity financing, which could increase Amneal’s leverage and dilute equity holders.

Amneal regularly reviews the potential acquisition of technologies, products, product rights and complementary businesses and is currently evaluating, and intends to continue to evaluate, potential product and/

or company acquisitions and other business development opportunities. Amneal may choose to enter into such transactions at any time. Nonetheless, Amneal cannot provide assurance that it will be able to identify suitable acquisition or investment candidates. To the extent that Amneal does identify candidates that it believes to be suitable, Amneal cannot provide assurance that it will be able to reach an agreement with the selling party or parties, that the terms it may agree to will be commercially advantageous to Amneal, or that it will be able to successfully consummate such investments or acquisitions even after definitive documents have been signed. If Amneal makes any acquisitions or investments, it may finance such acquisitions or investments through its cash reserves, debt financing, which may increase its leverage, or by issuing additional equity interests, which could dilute the holdings of its then-existing owners. If Amneal requires financing, it cannot provide assurance that it will be able to obtain required financing when needed on acceptable terms or at all.

Amneal’s operations in, and anticipated expansion into additional, international markets subjects it to increased regulatory oversight both in those international markets and domestically and regulatory, economic, social and political uncertainties, which could cause a material adverse effect on its business, financial position and results of operations.

Amneal is subject to certain risks associated with having assets and operations located in foreign jurisdictions, including its operations in India, Germany and the United Kingdom. Amneal may also in the future expand its international business and operations into jurisdictions in which it has limited operating experience, including with respect to seeking regulatory approvals, marketing or selling products.

Amneal’s operations in these jurisdictions may be adversely affected by general economic conditions and economic and fiscal policy, including changes in exchange rates and controls, interest rates and taxation policies, increased government regulation, and, with respect to India, any reversal of India’s recent economic liberalization and deregulation policies, as well as social stability and political, economic or diplomatic developments in the future. Certain jurisdictions have, from time to time, experienced instances of civil unrest and hostilities, both internally and with neighboring countries. Rioting, military activity, terrorist attacks, or armed hostilities could cause Amneal’s operations in such jurisdictions to be adversely affected or suspended. Amneal generally does not have insurance for losses and interruptions caused by terrorist attacks, military conflicts and wars. In addition, anti-bribery and anti-corruption laws may conflict with some local customs and practices in foreign jurisdictions. Amneal’s international operations may subject it to heightened scrutiny under the U.S. Foreign Corrupt Practices Act (“FCPA”), the UK Bribery Act and similar anti-bribery laws, and could subject Amneal to liability under such laws despite its best efforts to comply with such laws. As a result of its policy to comply with the FCPA, the UK Bribery Act and similar anti-bribery laws, Amneal may be at a competitive disadvantage to competitors that are not subject to, or do not comply with, such laws.

Amneal has increased exposure to tax liabilities, including foreign tax liabilities.

As a U.S. company with subsidiaries in, among other countries, India, Germany, Switzerland and England, Amneal is subject to, or potentially subject to, income taxes as well as non-income based taxes in these jurisdictions as well as the United States. Significant judgment is required in determining Amneal’s worldwide provision for income taxes and other tax liabilities. Changes in tax laws or tax rulings may have a significantly adverse impact on Amneal’s effective tax rate. Recent proposals by U.S. lawmakers related to fundamental tax reform for U.S. entities with international operations, if enacted, could have a significant adverse impact on Amneal’s effective tax rate. In addition, Amneal has potential tax exposures resulting from the varying application of statutes, regulations and interpretations, which include exposures on intercompany terms of cross-border arrangements among foreign subsidiaries in relation to various aspects of Amneal’s business, including research and development activities and manufacturing. Tax authorities in various jurisdictions may disagree with, and subsequently challenge, the amount of profits taxed in such jurisdictions; such challenges may result in increased tax liability, including accrued interest and penalties, which would cause Amneal’s tax expense to increase and which may have a material adverse effect on Amneal’s business, financial position and results of operations and its ability to satisfy its debt obligations.

Amneal’s competitors or other third parties may allege that Amneal is infringing upon their intellectual property, forcing Amneal to expend substantial resources in litigation, the outcome of which is uncertain. Any unfavorable outcome of such litigation, including losses related to “at-risk” product launches, could have a material adverse effect on Amneal’s business, financial position and results of operations.

Companies that produce branded pharmaceutical products routinely bring litigation against ANDA or similar applicants that seek regulatory approval to manufacture and market generic forms of their branded products alleging patent infringement or other violations of intellectual property rights. Patent holders may also bring patent infringement suits against companies that are currently marketing and selling approved generic products. Litigation often involves significant expense and can delay or prevent introduction or sale of Amneal’s generic products. If valid and enforceable patents are infringed by Amneal’s products, Amneal would need to delay selling the infringing generic product unless it could obtain a license from the patent holder, and, if it was already selling the infringing product, cease selling and potentially destroy existing product stock.

There may be situations in which Amneal may make business and legal judgments to market and sell products that are subject to claims of alleged patent infringement prior to final resolution of those claims by the courts, based upon its belief that such patents are invalid, unenforceable, or are not infringed by Amneal’s marketing and sale of such products. This is referred to in the pharmaceutical industry as an “at-risk” launch. The risk involved in an at-risk launch can be substantial because, if a patent holder ultimately prevails against Amneal, the remedies available to such holder may include, among other things, damages measured by the profits lost by the patent holder, which can be significantly higher than the profits Amneal makes from selling the generic version of the product. Amneal could be liable for substantial damages from adverse court decisions in such matters. Amneal may also be harmed by the loss of any value of such inventory that it is unable to market or sell.

Amneal is, and will continue to be in the future, a party to legal proceedings that could result in unexpected adverse outcomes.

Amneal is a party to certain legal proceedings, including matters involving personnel and employment issues, breach of contract claims and other proceedings arising in the ordinary course of business. In addition, there are an increasing number of investigations and proceedings in the health care industry generally that seek recovery under a broad range of statutes and regulations. Amneal evaluates its exposure to these legal proceedings and establishes reserves for estimated liabilities in accordance with GAAP. Assessing and predicting the outcome of these matters involves substantial uncertainties. Unexpected outcomes in these legal proceedings, or changes in management’s evaluations or predictions and accompanying changes in established reserves, could have a material adverse impact on Amneal’s financial results.

The use of legal, regulatory and legislative strategies by brand competitors, including authorized generics and citizen’s petitions, as well as the potential impact of proposed legislation, may increase Amneal’s costs associated with the introduction or marketing of its generic products, delay or prevent such introduction and/or significantly reduce the profit potential of its products.

Brand drug companies often pursue strategies that may serve to prevent or delay competition from Amneal’s generic alternatives to their branded products. These strategies include, but are not limited to:

•	marketing an authorized generic version of a branded product at the same time that Amneal introduces a generic equivalent of that product, directly or through agreement with a generic competitor;

•	filing “citizen’s petitions” with the FDA to thwart generic competition by causing delays of Amneal’s product approvals;

•	using risk evaluation and mitigation strategies (“REMS”),related distribution restrictions or other means of limiting access to their branded products, to prevent Amneal from obtaining product samples needed to conduct bioequivalence testing required for ANDA approval, thereby delaying or preventing Amneal from obtaining FDA approval of a generic version of such branded products;

•	seeking to secure patent protection of certain “Elements to Assure Safe Use” of a REMS program, which are required medical interventions or other actions healthcare professionals need to execute prior to prescribing or dispensing the drug to the patient, in an attempt to thwart Amneal’s ability to avoid infringement of the patents in question or secure approval;

•	seeking to establish regulatory and legal obstacles that would make it more difficult for Amneal to demonstrate a generic product’s bioequivalence or “sameness” to the related branded product;

•	initiating legislative and administrative efforts in various states to limit the substitution of generic versions of branded pharmaceutical products for the corresponding branded products;

•	filing suits for patent infringement that automatically delay FDA approval of Amneal’s generic products;

•	introducing “next-generation” products prior to the expiration of market exclusivity for their branded product, which often materially reduces the demand for the generic product for which Amneal may be seeking FDA approval;

•	obtaining extensions of market exclusivity by conducting clinical trials of branded drugs in pediatric populations or by other methods as discussed below;

•	persuading the FDA to withdraw the approval of branded drugs for which the associated patents are about to expire, thus allowing the brand company to develop and launch new patented products serving as substitutes for the withdrawn products;

•	seeking to obtain new patents on drugs for which patent protection is about to expire;

•	filing patent applications that are more complex and costly to challenge;

•	seeking temporary restraining orders and injunctions against selling a generic equivalent of their branded product based on alleged misappropriation of trade secrets or breach of confidentiality obligations;

•	seeking temporary restraining orders and injunctions against Amneal after Amneal has received final FDA approval for a product for which Amneal is attempting to launch at-risk prior to resolution of related patent litigation;

•	reducing the marketing of the branded product to healthcare providers, thereby reducing the branded drug’s commercial exposure and market size, which in turn adversely affects the market potential of the equivalent generic product; and

•	converting branded prescription drugs that are facing potential generic competition to over-the-counter products, thereby significantly impeding the growth of the generic prescription market for such drugs.

Amneal expends a significant amount of resources on research and development, including milestones on in-licensed products, which may not lead to successful product introductions.

Much of Amneal’s development effort is focused on technically difficult-to-formulate products and/or products that require advanced manufacturing technology. Amneal expends significant resources on research and development primarily to enable it to manufacture and market FDA-approved pharmaceuticals in accordance with FDA regulations. Amneal has entered into, and may in the future enter into, agreements that require it to make significant milestone payments upon achievement of various research and development events and regulatory approvals. As Amneal continues to develop and in-license new products, it will likely incur increased research and licensing expenses. Because of the inherent risk associated with research and development efforts in the industry, particularly with respect to new drugs, Amneal’s research and development expenditures may not result in the successful introduction of FDA-approved pharmaceutical products. Additionally, after Amneal or its development partners submits an ANDA, the FDA may request that additional studies be conducted. As a result, Amneal may be unable to reasonably determine the total research and development costs required to develop a particular product. Finally, Amneal cannot be certain that any investment made in developing products will be recovered, even if it is successful in commercialization. To the extent that Amneal expends significant resources on research and development efforts and is not ultimately able to successfully introduce new products as a result of those efforts, its business, financial position and results of operations may be materially adversely affected.

Amneal’s reporting and payment obligations under the Medicaid rebate program and other governmental purchasing and rebate programs are complex and may involve subjective decisions. Any determination that Amneal has failed to comply with those obligations could subject it to penalties and sanctions, which could have a material adverse effect on Amneal’s business.

The regulations applicable to Amneal regarding reporting and payment obligations with respect to Medicaid reimbursement and rebates and other governmental programs are complex. As discussed elsewhere in this combined proxy statement/prospectus, Amneal and other pharmaceutical companies are defendants in a number of suits filed by state attorneys general and have been notified of an investigation by the DOJ with respect to Medicaid reimbursement and rebates. Amneal’s calculations and methodologies are subject to review and challenge by the applicable governmental agencies, and it is possible that such reviews could adversely affect Amneal and its business In addition, because Amneal’s processes for these calculations and the judgments involved in making these calculations involve, and will continue to involve, subjective decisions and complex methodologies, these calculations are subject to the risk of error and misjudgment. Any governmental agencies that have commenced (or that may commence) an investigation of Amneal could impose, based on a claim of violation of anti-fraud and false claims laws or otherwise, civil and/or criminal sanctions, including fines, penalties and possible exclusion from federal health care programs (including Medicaid and Medicare). Some of the applicable laws may impose liability even in the absence of specific intent to defraud. Furthermore, should there be ambiguity with respect to how to properly calculate and report payments, and even in the absence of any such ambiguity, a governmental authority may take a position contrary to a position that Amneal has taken and may impose civil and/or criminal sanctions on Amneal. Any such penalties, sanctions, or exclusion from federal health care programs could have a material adverse effect on Amneal’s business, financial position and results of operations. From time to time Amneal conducts routine reviews of its government pricing calculations. These reviews may have an impact on government price reporting and rebate calculations used to comply with various government regulations regarding reporting and payment obligations.

Amneal’s operating results are affected by many factors and may fluctuate significantly on a quarterly basis.

Amneal’s operating results may vary substantially from quarter to quarter and may be greater or less than those achieved in the immediately preceding period or in the comparable period of the prior year. Factors that may cause quarterly results to vary include, but are not limited to, the following:

•	the number of new product introductions by Amneal;

•	losses related to inventory write-offs;

•	marketing exclusivity, if any, which may be obtained on certain new products;

•	the level of competition in the marketplace for certain products;

•	Amneal’s ability to create demand in the marketplace for its products;

•	availability of raw materials and finished products from suppliers;

•	Amneal’s ability to manufacture products at its manufacturing facilities;

•	the scope and outcome of governmental regulatory actions;

•	Amneal’s dependence on a small number of products for a significant portion of net revenue or income;

•	legal actions against Amneal’s generic products brought by brand competitors, and legal challenges to its intellectual property rights by generic competitors;

•	price erosion and customer consolidation; and

•	significant payments (such as milestones) payable by Amneal under collaboration, licensing, and development agreements to its partners before the related product has received FDA approval.

The profitability of Amneal’s product sales is also dependent upon the prices it is able to charge for its products, the costs to purchase products from third parties, and its ability to manufacture its products in a cost effective manner. If Amneal’s revenues decline or do not grow as anticipated, it may not be able to reduce its operating expenses to offset such declines. Failure to achieve anticipated levels of revenues could, therefore, significantly harm Amneal’s operating results for a particular fiscal period.

In certain circumstances, Amneal issues price adjustments and other sales allowances to its customers. Although Amneal may establish reserves based on its estimates of these amounts, if estimates are incorrect and the reserves are inadequate, it may result in adjustments to these reserves that may have a material adverse effect on Amneal’s financial position and results of operations.

As described above, the first company to file an ANDA containing a Paragraph IV certification that successfully challenges the patent(s) on a branded product may be granted 180 days of generic market exclusivity by the FDA for such generic product. At the expiration of such exclusivity period, other generic distributors may enter the market, resulting in a significant price decline for the drug (in some instances, price declines have exceeded 90%). When Amneal experiences price declines following a period of generic marketing exclusivity, or at any time when a competitor enters the market or offers a lower price with respect to a product it is selling, Amneal may, at its discretion, decide to lower the price of its product to retain market share and provide price adjustments to its customers for the difference between its new (lower) price and the price at which it previously sold the product which is still held in inventory by such customers. Because the entry of a competitive generic product following the expiration of any exclusivity period is unpredictable, Amneal does not establish reserves for such potential adjustments, and therefore the full effect of such adjustments are not reflected in its operating results until such adjustments actually occur. There are also circumstances under which Amneal may decide not to provide price adjustments to certain customers, and consequently, as a matter of business strategy, it may risk a greater level of sale returns of products in a customer’s existing inventory and lose future sales volume to competitors rather than reduce its pricing.

Based on estimates, Amneal establishes reserves for sales allowances including, but not limited to: sales discounts and returns, chargebacks, sales volume rebates, shelf stocks, re-procurement charges, cash discounts, and Medicaid rebate obligations at the time of sale. Although Amneal believes its reserves are adequate as of the date of this combined proxy statement/prospectus, it cannot provide assurances that its reserves will ultimately prove to be adequate. Increases in sales allowances may exceed Amneal’s estimates for a variety of reasons, including unanticipated competition or an unexpected change in one or more of its contractual relationships. Amneal will continue to evaluate the effects of competition and will record a price adjustment reserve if and when it deems it necessary. Any failure to establish adequate reserves with respect to sales allowances may result in a material adverse effect on Amneal’s financial position and results of operations.

If Amneal determines that its goodwill and other intangible assets have become impaired, it may record significant impairment charges, which would adversely affect its results of operations.

Goodwill and other intangible assets represent a significant portion of Amneal’s assets. Goodwill is the excess of cost over the fair market value of net assets acquired in business combinations. In the future, goodwill and intangible assets may increase as a result of future acquisitions. Amneal reviews its goodwill and indefinite lived intangible assets at least annually for impairment. Amneal reviews its intangible assets with finite lives for recoverability whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Impairment may result from, among other things, deterioration in the performance of acquired businesses, adverse market conditions and adverse changes in applicable laws or regulations, including changes that restrict the activities of an acquired business. Any impairment of goodwill or other intangible assets would result in a non-cash charge against earnings, which would adversely affect Amneal’s results of operations.

Investigations and litigation concerning the calculation of average wholesale prices may adversely affect Amneal’s business.

Many government and third-party payers, including Medicare, Medicaid, HMOs and others, reimburse doctors and others for the purchase of certain prescription drugs based on a drug’s average wholesale price (“AWP”). In the past several years, state and federal government agencies have conducted ongoing investigations of manufacturers’ reporting practices with respect to AWP, as a result of which certain agencies have suggested that reporting of inflated AWPs by manufacturers has led to excessive payments for prescription drugs. Numerous pharmaceutical companies have been named as defendants in actions brought by various State Attorneys General and have faced state law qui tam actions brought on behalf of various states, alleging generally that the defendants defrauded state Medicaid systems by purportedly reporting or causing the reporting of AWP and/or “Wholesale Acquisition Costs” that exceeded the actual selling price of the defendants’ prescription drugs. Amneal, for example, is subject to a civil investigative demand issued by the Texas State Attorney General alleging certain overpayments to Amneal by the Texas Medicaid system. These cases generally seek some combination of actual damages, and/or double damages, treble damages, compensatory damages, statutory damages, civil penalties, disgorgement of excessive profits, restitution, disbursements, counsel fees and costs, litigation expenses, investigative costs, injunctive relief, punitive damages, imposition of a constructive trust, accounting of profits or gains derived through the alleged conduct, expert fees, interest and other relief that the court may have deemed proper.

Amneal can give no assurance that it will be able to settle current or future actions on terms that it deems reasonable, or that such settlements or adverse judgments, if entered, will not exceed the amount of any reserve. Accordingly, such actions could adversely affect Amneal and may have a material adverse effect on its business, results of operations, financial condition and cash flows.

Amneal is increasingly dependent on information technology, and its systems and infrastructure face certain risks, including cybersecurity and data leakage risks.

Significant disruptions to Amneal’s information technology systems or breaches of information security could adversely affect Amneal’s business. In the ordinary course of business, Amneal collects, stores and transmits large amounts of confidential information, and it is critical that it does so in a secure manner to maintain the confidentiality and integrity of such information. Amneal has also outsourced significant elements of its information technology infrastructure; as a result Amneal manages independent vendor relationships with third parties who are responsible for maintaining significant elements of its information technology systems and infrastructure and who may or could have access to its confidential information. The size and complexity of Amneal’s information technology systems, and those of its third party vendors, make such systems potentially vulnerable to service interruptions and security breaches from inadvertent or intentional actions by its employees, partners or vendors. These systems are also vulnerable to attacks by malicious third parties, and may be susceptible to intentional or accidental physical damage to the infrastructure maintained by Amneal or by third parties. Maintaining the secrecy of confidential, proprietary, and/or trade secret information is important to Amneal’s competitive business position. While Amneal has taken steps to protect such information and has invested in systems and infrastructures to do so, there can be no guarantee that Amneal’s efforts will prevent service interruptions or security breaches in its systems or the unauthorized or inadvertent wrongful use or disclosure of confidential information that could adversely affect its business operations or result in the loss, dissemination, or misuse of critical or sensitive information. A breach of Amneal’s security measures or the accidental loss, inadvertent disclosure, unapproved dissemination, misappropriation or misuse of trade secrets, proprietary information, or other confidential information, whether as a result of theft, hacking, fraud, trickery or other forms of deception, or for any other cause, could enable others to produce competing products, use Amneal’s proprietary technology or information, and/or adversely affect Amneal’s business position. Further, any such interruption, security breach, loss or disclosure of confidential information could result in financial, legal, business, and reputational harm to Amneal and could have a material adverse effect on its business, financial position, results of operations and/or cash flow.

Amneal’s future success depends on its ability to attract and retain talented employees and consultants.

Amneal’s future success depends, to a substantial degree, upon the continued service of the members of Amneal’s management team. The loss of the services of members of Amneal’s management team, or their inability to perform services on its behalf, could have a material adverse effect on Amneal’s business, condition (financial and otherwise), prospects and results of operations. Amneal’s success also depends, to a large extent, upon the contributions of its sales, marketing, scientific and quality assurance staff. Amneal competes with brand and generic pharmaceutical manufacturers for qualified personnel, and Amneal’s competitors may offer more favorable employment opportunities than Amneal does. If Amneal is not able to attract and retain the necessary personnel to accomplish its business objectives it could experience constraints that would adversely affect its ability to sell and market its products effectively, to meet the demands of its strategic partners in a timely fashion, and to support its research and development programs. In particular, Amneal’s sales and marketing efforts depend on the ability to attract and retain skilled and experienced sales, marketing and quality assurance representatives. Although Amneal believes that it has been successful in attracting and retaining skilled personnel in all areas of its business, it cannot provide assurance that it can continue to attract, train and retain such personnel. Any failure in this regard could limit the rates at which Amneal generates sales and develops or acquires new products.

Amneal depends on its ability to protect its intellectual property and proprietary rights.

Amneal’s success depends on its ability to protect and defend the intellectual property rights associated with its current and future products. If Amneal fails to protect its intellectual property adequately, competitors may manufacture and market products similar to, or that may be confused with, Amneal’s products, and its generic competitors may obtain regulatory approval to make and distribute generic versions of Amneal’s branded products. Some patent applications in the United States are maintained in secrecy or are not published until the resulting patents issue. Amneal also cannot be certain that patents will be issued with respect to any of its patent applications or that any existing or future patents issued to or licensed by Amneal will provide competitive advantages for its products or will not be challenged, invalidated, circumvented or held unenforceable in proceedings commenced by its competitors or other third parties. Furthermore, Amneal’s patent rights may not prevent or limit its present and future competitors from developing, making, importing, using or commercializing products that are functionally similar to Amneal’s products. Amneal relies particularly on trade secrets, trademarks, unpatented proprietary expertise and continuing innovation that it seeks to protect, in part, by registering and using marks; and by entering into confidentiality agreements with licensees, suppliers, employees, consultants and other parties—Amneal uses this approach to protection of its intellectual property in large part because few of its products are protected by patents. Amneal cannot provide assurance that these agreements will not be breached or circumvented. Amneal also cannot be certain that it will have recourse to adequate remedies in the event of a breach of such agreements. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Amneal cannot be sure that its trade secrets and proprietary technology will not be independently developed or otherwise become known by its competitors or, if patents are not issued with respect to its internally-developed products, that it will be able to maintain the confidentiality of information relating to these products. In addition, efforts to ensure Amneal’s intellectual property rights may be costly, time-consuming and/or ultimately unsuccessful. Amneal cannot be sure that it will have the resources to protect its own rights against infringement by third parties.

Risk Factors Relating to the Combined Company

Following the consummation of the Combination, New Amneal will be a holding company that conducts business primarily from its direct subsidiary, Amneal. As such, the same risk factors applicable to the business of Amneal and Impax will be applicable to the Combined Company collectively. Additionally, following the consummation of the Combination, the Combined Company will be subject to the following risks.

Following the Combination, the Combined Company may be unable to integrate operations successfully and realize the anticipated synergies and other benefits of the Combination.

The Combination involves the combination of two companies that operated as independent public companies prior to the Combination. The integration of the businesses may be more time consuming and require more resources than initially estimated and the Combined Company may fail to realize some or all of the anticipated benefits of the Combination if the integration process takes longer than expected or is more costly than expected. In addition, Impax and Amneal have operated and, until the completion of the Combination, will continue to operate, independently. It is possible that the integration process could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, control, procedures and policies, any of which could adversely affect the Combined Company’s ability to maintain relationships with customers, partners and employees or its ability to achieve the anticipated benefits of the Combination, or could reduce the earnings or otherwise adversely affect the business and financial results of the Combined Company. Moreover, in addition to the Combined Company’s failure to realize the anticipated benefits of any acquisition, including its revenues or return on investment assumptions, the Combined Company may be exposed to unknown liabilities or impairment charges as a result of acquisitions it does complete.

Following the Combination, the Combined Company will have a substantial amount of indebtedness, which could adversely affect its financial health.

Following the Combination, the Combined Company will have a substantial amount of indebtedness. As of September 30, 2017, on a pro forma basis giving effect to the Combination and the related financing, the Combined Company would have had approximately $2,700,000,000 of total gross indebtedness and approximately $250,000,000 of available borrowing capacity under its credit facilities. For additional details of the expected debt of the Combined Company, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 167.

The Combined Company’s substantial level of indebtedness could have important consequences to you. For example, it could:

•	increase the Combined Company’s vulnerability to adverse economic and industry conditions;

•	limit the Combined Company’s ability to obtain additional financing for future working capital, capital expenditures, raw materials, strategic acquisitions and other general corporate requirements;

•	expose the Combined Company to interest rate fluctuations because the interest on certain debt under the credit facilities is imposed at variable rates;

•	require the Combined Company to dedicate a substantial portion of its cash flow from operations to payments on the Combined Company’s debt, thereby reducing the availability of cash flow for operations and other purposes;

•	make it more difficult for the Combined Company to satisfy its obligations to its lenders, resulting in possible defaults on and acceleration of such indebtedness;

•	limit the Combined Company’s ability to refinance indebtedness or increase the associated costs;

•	require the Combined Company to sell assets to reduce debt or influence the decision about whether to do so;

•	limit the Combined Company’s flexibility in planning for, or reacting to, changes in its business and the industry in which it will operate or prevent the Combined Company from carrying out capital spending that is necessary or important to the Combined Company’s growth strategy and efforts to improve operating margins or its business; and

•	place the Combined Company at a competitive disadvantage compared to any competitors that have less debt or comparable debt at more favorable interest rates and that, as a result, may be better positioned to withstand economic downturns.

The Combined Company may need to raise additional funds in the future which may not be available on acceptable terms or at all.

The Combined Company may consider issuing additional debt or equity securities in the future to fund potential acquisitions or investments, to refinance existing debt, or for general corporate purposes. If the Combined Company issues equity, convertible preferred equity or convertible debt securities to raise additional funds, New Amneal Stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of New Amneal Stockholders. If the Combined Company incurs additional debt, it may increase its leverage relative to its earnings or to its equity capitalization, requiring the Combined Company to pay additional interest expenses and potentially lowering New Amneal’s credit ratings. The Combined Company may not be able to market such issuances on favorable terms, or at all, in which case, the Combined Company may not be able to develop or enhance its products, execute its business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements.

The terms of the Combined Company’s credit agreements will restrict its operations, particularly its ability to respond to changes or to take certain actions.

The Combined Company’s credit agreements will contain a number of restrictive covenants that impose operating and financial restrictions on the Combined Company and may limit its ability to engage in acts that may be in the Combined Company’s long-term best interest, including restrictions on the ability to:

•	incur additional indebtedness;

•	pay dividends or make other distributions or repurchase or redeem capital stock;

•	prepay, redeem or repurchase certain debt;

•	make loans and investments;

•	sell assets;

•	incur liens;

•	enter into transactions with affiliates;

•	alter the businesses conducted by the Combined Company;

•	enter into agreements restricting subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of the Combined Company’s assets.

A breach of the covenants under such credit agreements could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies which could have a material adverse effect on the Combined Company’s business, operations and financial results. Furthermore, if the Combined Company were unable to repay the amounts due and payable under its credit agreements, those lenders could proceed against the collateral granted to them to secure that indebtedness which could force the Combined Company into bankruptcy or liquidation. In the event the Combined Company’s lenders accelerated the repayment of the borrowings, the Combined Company and its subsidiaries may not have sufficient assets to repay that indebtedness. Any acceleration of amounts due under the credit agreements would likely have a material adverse effect on the Combined Company. As a result of these restrictions, the Combined Company may be:

•	limited in how it conducts business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect the Combined Company’s ability to grow in accordance with Impax’s and Amneal’s strategy.

The Combined Company may not be able to generate sufficient cash to service all of its indebtedness and may be forced to take other actions to satisfy our obligations under its indebtedness, which may not be successful.

The Combined Company’s ability to make scheduled payments on or refinance its debt obligations depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors which may be beyond the Combined Company’s control. The Combined Company may be unable to maintain a level of cash flows from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness. Following the Combination, the Combined Company is expected to have approximately $2.7 billion of indebtedness, with an annual interest expense of approximately $115 million to $135 million and an annual debt amortization of approximately $60 million to $70 million.

If the Combined Company’s cash flows and capital resources are insufficient to fund its debt service obligations, the Combined Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. The Combined Company may not be able to affect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow the Combined Company to meet its scheduled debt service obligations. The Combined Company’s credit agreements restrict its ability to dispose of assets and use the proceeds from those dispositions and also restrict its ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. The Combined Company may not be able to consummate those dispositions or obtain proceeds in an amount sufficient to meet any debt service obligations when due.

The Combined Company’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect the Combined Company’s financial position and results of operations and its ability to satisfy its obligations, including its indebtedness.

If the Combined Company cannot make scheduled payments on its debt, it will be in default and, as a result:

•	its debt holders could declare all outstanding principal and interest to be due and payable;

•	the lenders under its credit agreements could terminate their commitments to lend the Combined Company money; and

•	the Combined Company could be forced into bankruptcy or liquidation.

New Amneal will be a holding company with nominal net worth and will depend on dividends and distributions from its subsidiaries to pay any dividends.

New Amneal will be a holding company with nominal net worth and will not have any material assets or conduct any business operations other than its investments in its subsidiaries. New Amneal’s business operations will be conducted primarily out of its direct operating subsidiary, Amneal, and its subsidiaries. As a result, notwithstanding any restrictions on payment of dividends under the Combined Company’s existing indebtedness, New Amneal’s ability to pay dividends, if any, will be dependent upon cash dividends and distributions or other transfers from its subsidiaries, including from Amneal.

The Class A Common Stock price is expected to be volatile, and the market price of Class A Common Stock may decline following the Combination.

The market price of Class A Common Stock following the Combination could be subject to significant fluctuations. Market prices for securities of pharmaceutical, biotechnology, and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of Class A Common Stock to fluctuate following the Combination include:

•	the ability of the Combined Company to obtain regulatory approvals for product candidates, and delays or failures to obtain such approvals;

•	the failure of any of the Combined Company’s product candidates, if approved for marketing and commercialization, to achieve commercial success;

•	issues in manufacturing the Combined Company’s approved products or product candidates;

•	the entry into, or termination of, key agreements, including key licensing or collaboration agreements;

•	the initiation of material developments in, or conclusion of, litigation to enforce or defend any of the Combined Company’s intellectual property rights or defend against the intellectual property rights of others;

•	announcements by commercial partners or competitors of new commercial products, clinical progress (or the lack thereof), significant contracts, commercial relationships, or capital commitments;

•	adverse publicity relating to the Combined Company’s markets, including with respect to other products and potential products in such markets;

•	the introduction of technological innovations or new therapies competing with potential products of the Combined Company;

•	the loss of talented employees;

•	changes in estimates or recommendations by securities analysts, if any, who cover the Class A Common Stock;

•	general and industry-specific economic conditions potentially affecting the Combined Company’s research and development expenditures;

•	changes in the structure of health care payment systems;

•	period-to-period fluctuations in New Amneal’s financial results;

•	failure to meet or exceed financial and development projections New Amneal may provide to the public;

•	failure to meet or exceed the financial and development projections of the investment community;

•	the perception of the pharmaceutical industry by the public, legislators, regulators, and the investment community;

•	adverse regulatory decisions;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and the Combined Company’s ability to obtain patent protection for its technologies;

•	sales of the Class A Common Stock by New Amneal or its stockholders in the future;

•	trading volume of the Class A Common Stock; and

•	period-to-period fluctuations in New Amneal’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies or the biotechnology sector. These broad market fluctuations may also adversely affect the trading price of the New Amneal’s Class A Common Stock.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management’s attention and resources, which could significantly harm the Combined Company’s profitability and reputation.

Future sales of shares by stockholders could cause the Class A Common Stock price to decline.

If New Amneal Stockholders sell, or indicate an intention to sell, substantial amounts of Class A Common Stock in the public market after the Lock-up Period and other legal restrictions on resale discussed in this combined proxy statement/prospectus lapse, the trading price of Class A Common Stock could decline. Based on Impax Shares outstanding as of November 16, 2017 (inclusive of all Impax Shares issuable pursuant to the exercise of Impax options), upon completion of the Combination, New Amneal is expected to have outstanding a total of approximately 75,579,445 shares of Class A Common Stock (inclusive of the diluted effect of stock options using Black Scholes Valuation).

The Stockholders Agreement includes certain lock-up provisions limiting the ability of the Amneal Group Members to transfer New Amneal Shares held by such members for a period of 180 days from the Closing of the Combination. Based on Impax Shares outstanding as of November 16, 2017, following the consummation of the PIPE Investment and upon the expiration of the lock-up restrictions, approximately 179,889,019 shares of Class A Common Stock will become eligible for sale or transfer (subject to certain continuing restrictions), approximately [    ] of which will be held by directors, executive officers of New Amneal, and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the Class A Common Stock could decline.

Impax Stockholders will have a reduced voting interest after the Combination and will exercise less influence over management of New Amneal following the Combination.

After the Combination, Impax Stockholders will hold a significantly smaller percentage of the voting interests of New Amneal than they currently own of Impax. Following completion of the Combination, Impax Stockholders will hold approximately 25% of the voting interests in New Amneal. Consequently, Impax Stockholders will be able to exercise less influence over the management and policies of New Amneal than they currently exercise over the management and policies of Impax.

If the ownership of the Class A Common Stock is highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause the Class A Common Stock’s stock price to decline.

Executive officers and directors of New Amneal, and affiliates of executive officers and directors of New Amneal, are expected to beneficially own or control approximately [    ] % of the outstanding shares of New Amneal Shares following the completion of the Combination. Accordingly, these executive officers, directors, and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation, or sale of all or substantially all of New Amneal’s assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of New Amneal, even if such a change of control would benefit the other New Amneal Stockholders. The significant concentration of stock ownership may adversely affect the trading price of Class A Common Stock due to investors’ perception that conflicts of interest may exist or arise.

Following the completion of the Combination, New Amneal will be controlled by the Existing Amneal Members. The interests of the Existing Amneal Members may differ from the interests of other stockholders of New Amneal.

Immediately following consummation of the Combination, the Existing Amneal Members will possess 75% of the voting power of all outstanding New Amneal Shares (prior to giving effect to the PIPE Investment).

Through its ownership of a majority of New Amneal’s voting power and the provisions set forth in the New Amneal Charter, the New Amneal Bylaws and the Stockholders Agreement, the Existing Amneal Members will have the ability to designate and elect a majority of the New Amneal Board. The Existing Amneal Members will have control over all matters submitted to New Amneal Stockholders for approval, including changes in capital structure, transactions requiring stockholder approval under Delaware law and corporate governance, subject to the terms of the Stockholders Agreement relating to the Existing Amneal Members’ agreement to vote in favor of Non-Amneal Directors and such other matters that are described in more detail in the section entitled “Ancillary Agreements Related to the Combination—Stockholders Agreement” beginning on page 206. The Existing Amneal Members may have different interests than other New Amneal Stockholders and may make decisions adverse to your interests.

Among other things, the Existing Amneal Members’ control could delay, defer, or prevent a sale of New Amneal that the company’s other stockholders support, or, conversely, this control could result in the consummation of such a transaction that other New Amneal Stockholders do not support. This concentrated control could discourage a potential investor from seeking to acquire Class A Common Stock and, as a result, might harm the market price of that Class A Common Stock.

The New Amneal Charter provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between New Amneal and its stockholders, which could limit New Amneal Stockholders’ ability to obtain a favorable judicial forum for disputes with New Amneal or its current or former directors, officers or employees.

The New Amneal Charter provides that unless New Amneal consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have jurisdiction, the Superior Court of the State of Delaware or the federal district court for the District of Delaware) will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of New Amneal, any action asserting a claim of breach of fiduciary duty owed by any current or former director or officer of New Amneal to New Amneal or its stockholders, any action asserting a claim arising pursuant to any provision of the DGCL, the New Amneal Charter or the New Amneal Bylaws or any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision may limit a New Amneal Stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Amneal or its current or former directors, officers or other employees, which may discourage such lawsuits against New Amneal and its current or former directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in the New Amneal Charter to be inapplicable or unenforceable in an action, New Amneal may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial condition.

An active trading market for the Class A Common Stock may not develop and New Amneal Stockholders may not be able to resell their shares of Class A Common Stock for a profit, if at all.

An active trading market for Class A Common Stock may never develop or be sustained. If an active market for Class A Common Stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.

Anti-takeover provisions under Delaware law could make an acquisition of New Amneal more difficult and may prevent attempts by New Amneal’s stockholders to replace or remove the Combined Company’s management.

Because New Amneal will be incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding voting stock of New Amneal from merging or combining with the New Amneal. Although Impax and Amneal believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with New Amneal’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the New Amneal’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

Impax and Amneal do not anticipate New Amneal will pay any cash dividends in the foreseeable future.

The current expectation is New Amneal will retain its future earnings to fund the development and growth of New Amneal’s business. As a result, capital appreciation, if any, of the Class A Common Stock will be your sole source of gain, if any, for the foreseeable future.

If New Amneal fails to maintain proper and effective internal controls, New Amneal’s ability to produce accurate and timely financial statements could be impaired, which could harm its operating results, its ability to operate its business and investors’ views of the Combined Company.

New Amneal will be required to comply with Section 404 of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires public companies to conduct an annual review and evaluation of their internal controls and attestations of the effectiveness of internal controls by independent auditors. Ensuring that New Amneal has adequate internal financial and accounting controls and procedures in place so that it can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be evaluated frequently. New Amneal’s failure to maintain the effectiveness of its internal controls in accordance with the requirements of the Sarbanes-Oxley Act could have a material adverse effect on its business. New Amneal could lose investor confidence in the accuracy and completeness of its financial reports, which could have an adverse effect on the price of its common stock. In addition, if New Amneal’s efforts to comply with new or changed laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against New Amneal and its business may be harmed.

If securities or industry analysts do not publish, or cease publishing, research or reports about New Amneal, its business or its market, or if they change their recommendations regarding the Class A Common Stock adversely, the Class A Common Stock price and trading volume could decline.

If a trading market for Class A Common Stock develops, the trading market for Class A Common Stock will be influenced by whether industry or securities analysts publish research and reports about New Amneal, its business, its market or its competitors and, if any analysts do publish such reports, what they publish in those reports. New Amneal may not obtain analyst coverage in the future. Any analysts that do cover New Amneal may make adverse recommendations regarding the Class A Common Stock, adversely change their recommendations from time to time, and/or provide more favorable relative recommendations about New Amneal’s competitors. If any analyst who may cover New Amneal in the future were to cease coverage of New Amneal or fail to regularly publish reports on New Amneal, or if analysts fail to cover New Amneal or publish reports about New Amneal at all, New Amneal could lose, or never gain, visibility in the financial markets, which in turn could cause the stock price or trading volume of the Class A Common Stock to decline.

New Amneal’s growth is dependent on its ability to continue to successfully develop and commercialize new products in a timely manner.

New Amneal’s financial results will depend upon the Combined Company’s ability to introduce and commercialize additional generic and branded products in a timely manner. In the generic pharmaceutical products market, revenue from newly launched generic products is typically relatively high during the period immediately following launch and can be expected generally to decline over time. Revenue from generic drugs in general, including prices of generic products that have generic alternatives on the market, can generally be expected to decline over time. Revenue from branded pharmaceutical products can be expected to decline as the result of entry of new competitors, particularly of companies producing generic versions of the branded products. New Amneal’s growth is therefore dependent upon the Combined Company’s ability to successfully introduce and commercialize new generic and branded products.

A substantial portion of New Amneal’s total revenues is expected to be derived from sales of a limited number of products.

Impax and Amneal expect that New Amneal will derive a substantial portion of its revenue from sales of a limited number of products. In 2016, Impax’s significant products accounted for 11%, 9%, 9%, 8% and 8%, or an aggregate of 45%, of its net revenue and Amneal’s significant products accounted for 12%, 7%, 5%, 3% and 3%, or an aggregate of 31% of its net revenue. The sale of New Amneal’s products may be significantly influenced by market conditions, as well as regulatory actions. New Amneal may experience decreases in the sale of its products in the future as a result of actions taken by its competitors, such as price reductions, or as a result of regulatory actions related to its products or to competing products, which could have a material impact on New Amneal’s results of operations. Actions which could be taken by New Amneal’s competitors, which may materially and adversely affect its business, results of operations and financial condition, may include, without limitation, pricing changes and entering or exiting the market for specific products.

New Amneal’s approved products may not achieve expected levels of market acceptance.

Even if New Amneal is able to obtain regulatory approvals for its new products, the success of those products is dependent upon market acceptance. Levels of market acceptance for New Amneal’s new products could be affected by several factors, including:

•	the availability of alternative products from New Amneal’s competitors;

•	the prices of New Amneal’s products relative to those of its competitors;

•	the timing of New Amneal’s market entry;

•	the ability to market New Amneal’s products effectively at the retail level;

•	the perception of patients and the healthcare community, including third-party payers, regarding the safety, efficacy and benefits of New Amneal’s drug products compared to those of competing products; and

•	the acceptance of New Amneal’s products by government and private formularies.

Some of these factors will not be in New Amneal’s control, and New Amneal’s products may not achieve expected levels of market acceptance. Additionally, continuing and increasingly sophisticated studies of the proper utilization, safety and efficacy of pharmaceutical products are being conducted by the industry, government agencies and others which can call into question the utilization, safety and efficacy of products previously or currently marketed by Impax or Amneal. In some cases, studies have resulted, and may in the future result, in the discontinuance of product marketing or other risk management programs such as the need for a patient registry.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF AMNEAL

The selected historical consolidated financial data of Amneal for each of the years ended December 31, 2016, 2015 and 2014, and as of December 31, 2016 and 2015 have been derived from Amneal’s audited consolidated financial statements and related notes, which are included in the section entitled “Index to Amneal Pharmaceuticals LLC and Subsidiaries Consolidated Financial Statements” beginning on page FS-1 of this combined proxy statement/prospectus. The selected historical consolidated financial data of Amneal for each of the nine-month periods ended September 30, 2017 and 2016, and as of September 30, 2017 are derived from Amneal’s unaudited consolidated financial statements and related notes, which are included in the section entitled “Index to Amneal Pharmaceuticals LLC and Subsidiaries Consolidated Financial Statements” beginning on page FS-1 of this combined proxy statement/prospectus. The selected historical consolidated financial data as of September 30, 2016 has been derived from Amneal’s unaudited consolidated financial statements and related notes, which have not been incorporated by reference in this combined proxy statement/prospectus. The selected historical consolidated financial data for the years ended December 31, 2013 and 2012 and as of December 31, 2014, 2013 and 2012 have been derived from the audited consolidated financial statements and related notes of Amneal’s immediate parent, Amneal Pharmaceuticals Holding Company, LLC (“APHC” ), as adjusted to exclude the immaterial activities of APHC. These financial statements have not been incorporated by reference in this combined proxy statement/prospectus. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Amneal or New Amneal, and you should read the following information together with Amneal’s audited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Amneal” included in this combined proxy statement/prospectus beginning on page 142. For more information, see the section entitled “Where You Can Find More Information” beginning on page 259 of this combined proxy statement/prospectus.

	(Unaudited)
	Nine-Months Ended, September 30,		Years Ended December 31,
(In thousands)	2017	2016	2016	2015	2014	2013	2012
Statements of Income Data:
Net revenue	$740,285	$719,649	$1,018,225	$866,280	$785,263	$531,126	$352,011
Research and development and intellectual property legal development expenses	134,836	143,487	193,865	153,713	118,539	73,606	54,459
Total operating expenses	208,678	226,330	312,610	265,525	229,847	132,287	94,924
Operating profit	166,084	192,409	284,881	236,158	218,575	100,815	46,311
Net income attributable to Amneal Pharmaceuticals LLC and Subsidiaries	106,079	153,480	207,378	169,451	176,928	91,776	33,466
	(Unaudited)
	As of September 30,		As of December 31,
(In thousands)	2017	2016	2016	2015	2014	2013	2012
Balance Sheet Data:
Cash and cash equivalents	$19,348	$36,767	$27,367	$61,087	$117,522	$81,885	$38,663
Working capital	434,276	483,967	501,041	365,454	325,989	207,501	196,868
Total assets	1,239,611	1,157,325	1,218,817	1,014,093	829,983	592,289	405,478
Long-term debt, net	1,358,127	1,121,212	1,119,268	911,043	711,914	424,902	237,100
Long-term portion of financing obligations	40,071	40,373	40,298	40,578	17,310	16,237	16,737
Total liabilities	1,665,821	1,366,163	1,394,762	1,200,966	927,670	616,375	337,295
Total members’ (deficit) equity	(426,210)	(208,837)	(175,945)	(186,873)	(97,686)	(24,086)	68,183

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF IMPAX

The selected historical consolidated financial data below as of September 30, 2017 and for the nine months ended September 30, 2016 and 2017 has been derived from Impax’s unaudited consolidated financial statements as of and for such periods, as contained in its Quarterly Report on Form 10-Q for the nine months ended September 30, 2017, which is incorporated by reference in this combined proxy statement/prospectus. The selected historical consolidated financial data as of September 30, 2016 has been derived from Impax’s unaudited consolidated financial statements, which have not been incorporated by reference in this combined proxy statement/prospectus. The selected historical consolidated financial data of Impax for each of the years ended December 31, 2016, 2015 and 2014, and as of December 31, 2016 and 2015 have been derived from Impax’s audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference in this combined proxy statement/prospectus. The selected historical consolidated financial data for the years ended December 31, 2013 and 2012 and as of December 31, 2014, 2013 and 2012 have been derived from Impax’s audited consolidated financial statements, which have not been incorporated by reference in this combined proxy statement/prospectus. The information set forth below is a summary and not necessarily indicative of future results and should be read together with the other information contained in Impax’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 142 and the consolidated financial statements and related notes therein. See the section entitled “Where You Can Find More Information” beginning on page 259.

(In thousands, except per share data)	Nine Months Ended September 30, (unaudited)		Years Ended December 31,
Statements of Operations Data:	2017	2016	2016	2015	2014	2013	2012
Total revenues	$592,877	$626,007	$824,429	$860,469	$596,049	$511,502	$581,692
Research and development	65,157	59,937	80,466	70,622	78,642	68,854	81,320
Total operating expenses	227,373	240,424	343,080	282,836	223,837	205,687	199,562
(Loss) income from operations	(96,043)	(230,276)	(494,182)	69,568	88,816	(6,387)	82,992
Net (loss) income	(168,217)	(192,446)	(472,031)	38,997	57,353	101,259	55,873
Net (loss) income per share—Basic	$(2.34)	$(2.71)	$(6.63)	$0.56	$0.84	$1.51	$0.85
Net (loss) income per share—Diluted	$(2.34)	$(2.71)	$(6.63)	$0.54	$0.81	$1.47	$0.82

(In thousands)	As of September 30, (unaudited)		As of December 31,
Balance Sheet Data:	2017	2016	2016	2015	2014	2013	2012
Cash, cash equivalents and short-term investments	$157,658	$232,123	$180,133	$340,351	$414,856	$413,133	$298,918
Working capital	284,160	366,053	309,817	495,312	516,927	505,852	400,248
Total assets	1,649,154	2,119,656	1,823,018	1,922,487	1,079,197	996,923	863,970
Long-term debt	767,935	812,375	813,545	424,595	—	—	—
Total liabilities	1,167,223	1,215,796	1,199,044	860,078	191,320	186,720	172,867
(Accumulated deficit) retained earnings	(71,376)	377,777	98,192	570,223	531,226	473,873	372,614
Total stockholders’ equity	481,931	903,860	623,974	1,062,409	887,877	810,203	691,103

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following (i) selected Unaudited Pro Forma Condensed Combined Statement of Operations Information of New Amneal for the nine months ended September 30, 2017 and for the year ended December 31, 2016, have been prepared to give effect to the Combination, the related financing and the PIPE Investment as if Closing had occurred on January 1, 2016 and (ii) selected Unaudited Pro Forma Condensed Combined Balance Sheet Information of New Amneal as of September 30, 2017 has been prepared to give effect to the Combination, the related financing and the PIPE Investment as if Closing had occurred on September 30, 2017.

The following selected Unaudited Pro Forma Condensed Combined Financial Information is for illustrative and informational purposes only and is not necessarily indicative of the results that might have occurred had the Combination, the related financing and the PIPE Investment taken place on January 1, 2016 for statements of operations purposes and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 27. The following selected Unaudited Pro Forma Condensed Combined Financial Information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and related notes beginning on page 167.

(In thousands, except per share data)	Nine months Ended September 30,	Year Ended December 31,
Statements of Operations Data:	2017	2016
Net revenue	$1,333,162	$1,842,654
Research and development	179,664	245,762
Total operating expenses	436,051	655,690
Operating income (loss)	63,055	(230,678)
Net loss attributable to New Amneal	(46,531)	(154,313)
Net loss per share – Basic	$(0.39)	$(1.28)
Net loss per share – Diluted	$(0.39)	$(1.37)

(In thousands)	As of September 30,
Balance Sheet Data:	2017
Cash and cash equivalents	$195,420
Working capital	804,764
Total assets	4,708,633
Long-term debt and capital lease obligations, net	2,614,754
Total liabilities	3,643,132
Accumulated deficit	(480,822)
Total stockholders’ equity	1,065,501
Total New Amneal stockholders’ equity	685,704

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE FINANCIAL INFORMATION

The following table summarizes unaudited per share information for New Amneal, on a pro forma equivalent basis based on the exchange ratio of 1.00 Impax Share for 1.00 share of Class A Common Stock. It has been assumed for purposes of the pro forma combined financial information provided below that Closing had occurred on January 1, 2016 for income per share purposes and on September 30, 2017 for book value per share purposes. The following information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and related notes beginning on page 167.

Impax Shares are listed on the NASDAQ under the trading symbol “IPXL.” Amneal was not a publicly company during the period.

	Year Ended December 31, 2016
	Historical		Pro Forma Combined
	Amneal	Impax
Basic loss per share	—	$(6.63)	$(1.28)
Diluted loss per share	—	$(6.63)	$(1.37)
Cash dividends per share	—	$0.00	$0.00
Book value per share at period end	—	$8.47	$—
Weighted average common shares (Basic)	—	71,147,397	120,376,060
Weighted average common shares (Diluted)	—	71,147,397	301,033,378

	Nine Months Ended September 30, 2017
	Historical		Pro Forma Combined
	Amneal	Impax
Basic loss per share	—	$(2.34)	$(0.39)
Diluted loss per share	—	$(2.34)	$(0.39)
Cash dividends per share	—	$0.00	$0.00
Book value per share at period end	—	$6.50	$5.70
Weighted average common shares (Basic)	—	71,775,537	120,376,060
Weighted average common shares (Diluted)	—	71,775,537	120,376,060

THE SPECIAL MEETING

Overview

This combined proxy statement/prospectus is being provided to Impax Stockholders as part of a solicitation of proxies by the Impax Board for use at the Special Meeting of Impax Stockholders and at any adjournments or postponements of such meeting. This combined proxy statement/prospectus is being furnished to Impax Stockholders on or about [                    ], 2017. In addition, this combined proxy statement/prospectus constitutes a prospectus for New Amneal in connection with the issuance by New Amneal of Class A Common Stock to be delivered to Impax Stockholders in connection with the Combination.

Date, Time and Place of the Special Meeting

Impax will hold the Special Meeting on [                    ], 2018, at [        ] [a.m./p.m.] local time, at [            ].

Proposals

At the Special Meeting, Impax Stockholders will vote upon:

•	the Combination Proposal;

•	the Compensation Proposal;

•	the 2018 Plan Proposal; and

•	the Adjournment Proposal.

IMPAX’S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE COMBINATION, INCLUDING THE IMPAX MERGER, ARE IN THE BEST INTERESTS OF AND ADVISABLE TO THE IMPAX STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS DESCRIBED ABOVE.

Record Date; Outstanding Shares; Shares Entitled to Vote

Only holders of Impax Shares as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Special Meeting or any adjournments thereof. On the Record Date, there were [            ] Impax Shares outstanding, held by [            ] holders of record. Each outstanding Impax Share is entitled to one vote on each proposal and any other matter properly coming before the Special Meeting.

Attendance

Only holders of Impax Shares on the Record Date or persons holding a written proxy for any holder of Impax Shares or account of such Impax Stockholder as of the Record Date may attend the Special Meeting. Due to seating limitations, admission to the Special Meeting will be on a first-come, first-served basis. Registration and seating will begin at [            ] [a.m./p.m.], local time. Each Impax Stockholder will be asked to present valid photo identification issued by a government agency, such as a driver’s license or passport. Proof of stock ownership is necessary to attend the Special Meeting. If you hold your Impax Shares in your name as a stockholder of record and you wish to attend the Special Meeting, please bring evidence of your stock ownership, such as your most recent account statement. If your Impax Shares are held in “street name” in a stock brokerage account or by a bank, broker or other holder of record and you wish to attend the Special Meeting, you must obtain a legal proxy from the bank, broker or other holder of record and you will need to bring a copy of a bank or brokerage statement to the Special Meeting reflecting your stock ownership as of the Record Date.

Quorum

The Impax Stockholders present in person or by proxy holding a majority of the Impax Shares entitled to vote will constitute a quorum for the transaction of business at the Special Meeting. Impax’s inspector of election intends to treat as “present” for these purposes Impax Stockholders who have submitted properly executed or transmitted proxies that are marked “abstain.”

Vote Required and Impax Board Recommendation

Combination Proposal

Impax Stockholders are considering and voting on a proposal to adopt the BCA and thereby approve the Combination. You should carefully read this combined proxy statement/prospectus in its entirety for more detailed information concerning the Combination. In particular, your attention is directed to the full text of the BCA, which is attached as Annex A to this combined proxy statement/prospectus.

The approval of the Combination Proposal requires approval by a majority of the Impax Shares outstanding as of the close of business on the Record Date and entitled to vote on the Combination Proposal. Because the vote required to approve the Combination Proposal is based upon the total number of outstanding Impax Shares entitled to vote, if you vote to abstain, or if you are an Impax Stockholder of record and you fail to submit a proxy or vote in person at the Special Meeting, or if your Impax Shares are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your Impax Shares, this will have the same effect as a vote “AGAINST” the adoption of the Combination Proposal.

IMPAX’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE COMBINATION PROPOSAL.

Compensation Proposal

Impax Stockholders are considering and voting on a proposal to approve, on a non-binding, advisory basis, specified compensatory arrangements between Impax and its named executive officers relating to the Combination.

Approval of the Compensation Proposal requires approval by a majority of the Impax Shares outstanding as of the close of business on the Record Date, present in person or represented by proxy at the Special Meeting and entitled to vote on the Compensation Proposal, although such vote will not be binding on Impax. Because the vote required to approve the Compensation Proposal is based upon the total number of Impax Shares represented in person or by proxy, abstentions will have the same effect as a vote “AGAINST” the Compensation Proposal. If you fail to submit a proxy or to attend the Special Meeting or if your Impax Shares are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your Impax Shares, your Impax Shares will not be voted, but this will not have an effect on the vote to approve the Compensation Proposal.

IMPAX’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE COMPENSATION PROPOSAL.

2018 Plan Proposal

In connection with the Combination, we expect the Impax Board to recommend that stockholders approve the 2018 Plan. If approved by Impax stockholders, the 2018 Plan will only become effective on the consummation of the Combination. The purposes of the 2018 Plan are (1) to promote the success and enhance the value of New Amneal by linking the individual interests of the members of the New Amneal Board and employees and consultants of New Amneal and its subsidiaries to those of New Amneal stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to New Amneal stockholders and (2) to provide flexibility to New Amneal in its ability to motivate, attract, and retain the services of members of the New Amneal Board and employees and consultants of New Amneal and its subsidiaries upon whose judgment, talent, and special effort New Amneal’s success is largely dependent.

If stockholders approve the 2018 Plan, no further awards will be issued under the Impax Laboratories, Inc. Fourth Amended and Restated 2002 Equity Incentive Plan (the “Existing Plan”).

As described in the section entitled “The Business Combination Agreement—Treatment of Impax Equity Incentive Awards” beginning on page 186, as a result of the Combination, each outstanding Impax Option (other than Non-Vesting Awards) will become fully vested and be exchanged for a fully vested and exercisable option to purchase an equal number of shares of Class A Common Stock with the same exercise price per share as the original option and which will otherwise be subject to the same terms and conditions as the original option. Each Impax Restricted Share (other than any Non-Vesting Awards) will fully vest and be exchanged for one unrestricted share of Class A Common Stock (subject to any required tax withholding in connection with the vesting of such Impax Restricted Share). As of December 31, 2017, no Non-Vesting Awards were outstanding. The effect of the Combination on Impax’s overhang and outstanding common shares is set forth in the table below.

	Combined		Amneal	Impax
Common Shares Outstanding	300,132,240	(a)	0	73,990,347	(b)
Shares Remaining Available	0		0	1,932,375	(c)
Options Outstanding	3,174,997		0	3,174,997	(d)
Restricted Shares Outstanding	0		0	1,861,489	(e)

(a)	Represents the approximate aggregate number of (1) shares of Class A Common Stock which are expected to be issued to Impax Stockholders pursuant to the Combination and (2) shares of Class B Common Stock which are expected to be issued to the Existing Amneal Members pursuant to the Combination, as of immediately following the Closing. The holders of Class B Common Stock are entitled to redeem their Amneal Common Units underlying such shares of Class B Common Stock for shares of Class A Common Stock or, in connection with the PIPE Investment, Class B-1 Common Stock, in each case on a one-to-one basis. Shares of Class B-1 Common Stock are further convertible into shares of Class A Common Stock on a one-to-one basis.

(b)	As of December 31, 2017, there were 73,990,347 Impax Shares outstanding (including 1,861,489 Impax Restricted Shares).

(c)	As of December 31, 2017, 1,932,375 shares remain available for issuance under the Existing Plan. Upon approval of the 2018 Plan, no additional shares may be granted under the Existing Plan.

(d)	As of December 31, 2017, 3,174,997 stock options remain outstanding, with a weighted average exercise price of $18.36 and weighted average term of 6.7 years.

(e)	As described above, all Impax Restricted Shares will vest as a result of the Combination.

For a more detailed description of the 2018 Plan, see the section entitled “Atlas Holdings, Inc. 2018 Incentive Award Plan” beginning on page 254.

WE EXPECT THE IMPAX BOARD TO RECOMMEND A VOTE “FOR” THE 2018 PLAN PROPOSAL.

Adjournment Proposal

If the chairman of the Impax Board or the president of Impax does not adjourn the Special Meeting, Impax Stockholders may be asked to vote on a proposal to adjourn the Special Meeting, or any postponement thereof, to another time or place if necessary or appropriate (i) due to the absence of a quorum at the Special Meeting, (ii) to prevent a violation of applicable law, (iii) to provide to Impax Stockholders any supplement or amendment to this combined proxy statement/prospectus and/or (iv) to solicit additional proxies if Impax reasonably determines that it is advisable or necessary to do so in order to obtain Impax Stockholder approval of the Combination Proposal.

Approval of the Adjournment Proposal requires approval by a majority of the Impax Shares outstanding as of the close of business on the Record Date, present in person or represented by proxy at the Special Meeting and entitled to vote on the Adjournment Proposal, whether or not a quorum is present. Because the vote required to approve the Adjournment Proposal is based upon the total number of Impax Shares represented in person or by proxy, abstentions will have the same effect as a vote “AGAINST” the Adjournment Proposal. If you fail to submit a proxy and to attend the Special Meeting or if your Impax Shares are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your Impax Shares, your Impax Shares will not be voted, but this will not have an effect on the vote to approve the Adjournment Proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.

The Combination Proposal requires the affirmative vote of a majority of the Impax Shares outstanding as of the close of business on Record Date and entitled to vote on the Combination Proposal. The Compensation Proposal, the 2018 Plan Proposal and the Adjournment Proposal each require the affirmative vote of holders of a majority of the Impax Shares present in person or represented by proxy, at the Special Meeting and is entitled to vote on such proposals. As of the Record Date, Impax’s directors, executive officers and their affiliates are entitled to vote [            ] Impax Shares, or approximately [    ]% of the total outstanding shares of Impax Shares.

Voting Your Impax Shares

Impax Stockholders may vote in person at the Special Meeting or by proxy. Impax recommends that you submit your proxy even if you plan to attend the Special Meeting. If you vote by proxy, you may change your vote by submitting a later dated proxy before the deadline or in-person at the Special Meeting.

If your Impax Shares are owned directly in your name with our transfer agent, AST, you are considered, with respect to those Impax Shares, the “stockholder of record.” If your Impax Shares are held in a stock brokerage account or by a bank or other nominee or intermediary, you are considered the beneficial owner of Impax Shares held in “street name” and are considered a “non-record (beneficial) stockholder.”

If you are an Impax Stockholder of record you may use the enclosed proxy card to tell the persons named as proxies how to vote your Impax Shares. If you properly complete, sign and date your proxy card, your Impax Shares will be voted in accordance with your instructions. The named proxies will vote all shares at the meeting for which proxies have been properly submitted and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxies how to vote, your shares will be voted “FOR” the Combination Proposal, “FOR” the Compensation Proposal, “FOR” the 2018 Plan Proposal and “FOR” the Adjournment Proposal.

Your Impax Shares will be counted for purposes of determining a quorum if you vote:

•	via the Internet;

•	by telephone;

•	by submitting a properly executed proxy card or voting instruction form by mail; or

•	in person at the Special Meeting.

Abstentions will be counted for determining whether a quorum is present for the Special Meeting.

Voting instructions are printed on the proxy card or voting information form you received. Either method of submitting a proxy will enable your shares to be represented and voted at the Special Meeting.

70

Voting Shares Held in Street Name

If your Impax Shares are held in an account through a broker, bank or other nominee, you must instruct the broker, bank or other nominee how to vote your shares by following the instructions that the broker, bank or other nominee provide to you with this combined proxy statement/prospectus. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your Impax Shares, so you should read carefully the materials provided to you by your broker, bank or other nominee or intermediary.

If you do not provide voting instructions to your bank, broker or other nominee, your Impax Shares will not be voted on any proposal on which your bank, broker or other nominee does not have discretionary authority to vote. In these cases, the bank, broker or other nominee or intermediary will not be able to vote your shares on those matters for which specific authorization is required. Brokers do not generally have discretionary authority to vote on any of the proposals to be considered at the Special Meeting.

Broker non-votes are shares held by a broker, bank or other nominee that are present in person or represented by proxy at the Special Meeting, but with respect to which the broker, bank or other nominee is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not generally have voting power on such proposal. Because brokers, banks and other nominees do not generally have discretionary voting with respect to any of the proposals to be considered at the Special Meeting, if a beneficial owner of Impax Shares held in “street name” does not give voting instructions to the broker, bank or other nominee for any proposal, then those Impax Shares will not be present in person or represented by proxy at the Special Meeting.

Revoking Your Proxy

If you are an Impax Stockholder of record, you may revoke your proxy at any time before it is voted at the Special Meeting by:

•	timely delivering a written revocation letter to the Corporate Secretary of Impax;

•	timely submitting your voting instructions again by telephone or over the Internet;

•	signing and returning by mail a proxy card with a later date so that it is received prior to the Special Meeting; or

•	attending the Special Meeting and voting by ballot in person. Attendance at the Special Meeting will not, in and of itself, revoke a proxy.

If you are a non-record (beneficial) Impax Stockholder, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

Share Ownership and Voting by Impax’s Officers and Directors

As of the Record Date, Impax’s directors and executive officers and their affiliates had the right to vote approximately [            ] Impax Shares, representing approximately [    ]% of the Impax Shares then outstanding and entitled to vote at the Special Meeting. It is expected that Impax’s directors and executive officers who are Impax Stockholders will vote “FOR” the Combination Proposal, “FOR” the Compensation Proposal, “FOR” the 2018 Plan Proposal and “FOR” the Adjournment Proposal, although none of them has entered into any agreement requiring them to do so.

Costs of Solicitation

Impax will bear the cost of soliciting proxies from Impax Stockholders.

Impax will solicit proxies by mail. In addition, the directors, officers and employees of Impax may solicit proxies from Impax Stockholders by telephone, electronic communication, or in person, but will not receive any additional compensation for their services. Impax will make arrangements with brokerage houses and other custodians, nominees, and fiduciaries for forwarding proxy solicitation material to the beneficial owners of Impax Shares held of record by those persons and will reimburse them for their reasonable out-of-pocket expenses incurred in forwarding such proxy solicitation materials.

Impax has engaged a professional proxy solicitation firm, MacKenzie Partners, Inc., to assist in soliciting proxies. MacKenzie will receive customary compensation for its services, including a fee of $25,000.

Impax Stockholders Should Not Send in Their Stock Certificates with Their Proxy Cards.

As described in the section entitled “The Business Combination Agreement—Impax Stockholder Meeting” beginning on page 197, Impax Stockholders of record will be sent letter of transmittal materials for exchanging Impax Shares shortly after the Closing.

Other Business

Impax is not aware of any other business to be acted upon at the Special Meeting. If, however, other matters are properly brought before the Special Meeting, the proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the Impax Shares for which they are the valid proxy as the Impax Board may recommend.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Special Meeting, please contact MacKenzie, the proxy solicitation agent for Impax, by mail at 105 Madison Avenue, New York, NY 10016, or by phone toll-free at (800) 322-2885 or collect at (212) 929-5500.

INFORMATION ABOUT THE PARTIES TO THE COMBINATION

Impax Laboratories, Inc.

Impax is a specialty pharmaceutical company applying formulation and development expertise, as well as our drug delivery technology, to the development, manufacture and marketing of bioequivalent pharmaceutical products, commonly referred to as “generics,” in addition to the development, manufacture and marketing of branded products. Impax operates two segments, referred to as “Impax Generics” and “Impax Specialty Pharma.” The Impax Generics division concentrates its efforts on generic products, which are the pharmaceutical and therapeutic equivalents of brand-name drug products and are usually marketed under their established non-proprietary drug names rather than by a brand name. The Impax Specialty Pharma division utilizes its specialty sales force to market proprietary branded pharmaceutical products for the treatment of CNS disorders and other select specialty segments. For more information regarding Impax, see the section entitled “Where You Can Find More Information” beginning on page 259.

Amneal Pharmaceuticals LLC

Amneal is a privately-held company headquartered in Bridgewater, New Jersey. Founded in 2002 by Chintu and Chirag Patel, Amneal is one of the largest and fastest growing generic pharmaceutical manufacturers in the United States and has approximately 5,000 employees in its operations in North America, Asia, and Europe, working together to bring high-quality, affordable medicines to patients worldwide. Amneal has significantly expanded its portfolio of generic products to include complex dosage forms in a broad range of therapeutic areas. For more information regarding Amneal, see the section entitled “Business—Amneal Business” beginning on page 122.

Atlas Holdings, Inc.

Holdco is a Delaware corporation and a direct subsidiary of Impax that was formed by Impax for the purpose of engaging in the Impax Merger. Upon the Closing of the Combination, Holdco, which we refer to as New Amneal in this combined proxy statement/prospectus, will be renamed Amneal Pharmaceuticals, Inc. and will become a holding company whose principal asset will be the economic interests in the combined business of Impax and Amneal. Immediately following the completion of the Combination and the PIPE Investment, New Amneal’s equity capital will consist solely of the Class A Common Stock, Class B Common Stock and Class B-1 Common Stock issued pursuant to the Combination and in connection with the PIPE Investment. For a description of the capital stock of New Amneal, see the section entitled “New Amneal Capital Stock” beginning on page 218.

K2 Merger Sub Corporation

Merger Sub is an indirect, wholly owned subsidiary of Impax. Upon the completion of the Impax Merger, Merger Sub will cease to exist. Merger Sub was incorporated in Delaware on October 4, 2017 for the sole purpose of effecting the Impax Merger as part of the Combination.

THE COMBINATION

Structure of the Combination

Pursuant to the BCA, among other things: (i) the Impax Merger will be effected; (ii) each Impax Share outstanding immediately prior to the Impax Merger Effective Time, other than Cancelled Shares, will be converted into the right to receive one share of Class A Common Stock; (iii) Impax will convert to a Delaware limited liability company to be named Impax Laboratories, LLC; (iv) Holdco will contribute all of the equity interests of Impax to Amneal in exchange for certain equity interests of Amneal; (v) New Amneal will issue shares of Class B Common Stock to the Existing Amneal Members; and (vi) New Amneal will become the managing member of Amneal. For the avoidance of doubt, as used in this section, New Amneal refers to Holdco after it has been re-registered as a public company and renamed Amneal Pharmaceuticals, Inc. pursuant to the BCA at or prior to the Closing.

Amneal Holdings, LLC is currently the sole beneficial owner of all outstanding Amneal Common Units. Immediately following the consummation of the Combination and the PIPE Investment, Amneal Holdings, LLC will be the sole beneficial owner of all outstanding Amneal Common Units (other than Amneal Common Units held by New Amneal). Immediately following the Closing: (i) (A) Existing Amneal Members will hold 100% of the Class B Common Stock, which will represent approximately 75% of the voting power of the outstanding New Amneal Shares, and (B) Impax Stockholders immediately prior to the Closing will hold 100% of the Class A Common Stock, which will represent approximately 25% of the voting power of the New Amneal Shares; (ii) (A) the Existing Amneal Members will hold approximately 75% of the Amneal Common Units and (B) Impax Stockholders will indirectly, through their ownership in New Amneal, hold approximately 25% of the Amneal Common Units; and (iii) the Amneal Common Units will be exchangeable on a one-to-one basis for Class A Common Stock or Class B-1 Common Stock. The rights (including voting rights) of Class A Common Stock and Class B Common Stock are identical, except that Class B Common Stock has no economic rights and the rights of Class A Common Stock and Class B-1 Common Stock are identical, except that Class B-1 Common Stock has no voting rights (other than to elect the Class B-1 Director (as defined on page 219)).

Following the Closing and the closing of the PIPE Investment, it is expected that Existing Amneal Members will hold approximately 60% of the voting power of the outstanding New Amneal Shares, and the PIPE Investors will hold approximately 15% of the voting power of the outstanding New Amneal Shares.

Simplified Post-Combination Combined Company Structure Immediately Following Closing

Consideration

Subject to the terms and conditions of the BCA, at Closing, each Impax Share issued and outstanding immediately prior to Closing (other than Cancelled Shares) will be automatically converted into the right to receive one share of Class A Common Stock (the “Merger Consideration”).

PIPE Investment

In connection with the Combination and the PIPE Investment, members of the Amneal Group have entered into a definitive purchase agreement (the “PIPE Purchase Agreement”) with select institutional investors, including TPG and funds affiliated with Fidelity (the “PIPE Investors”). Pursuant to the PIPE Purchase Agreement, upon the Closing of the Combination, members of the Amneal Group will exercise their right to cause Amneal to redeem certain of the Amneal Common Units (the “Redeemed Units”) held by such members pursuant to the LLC Agreement. In connection with such redemption, such members of the Amneal Group will receive shares of Class A Common Stock or shares of Class B-1 Common Stock in exchange for such Redeemed Units, in each case pursuant to the LLC Agreement (such redemption and issuance of Class A Common Stock and Class B-1 Common Stock to the members of the Amneal Group, the “Redemption”). Following the Redemption, the members of the Amneal Group will sell such shares of Class A Common Stock and Class B-1 Common Stock to the PIPE Investors at a per share purchase price of $18.25 for gross proceeds of approximately $855,000,000. Following the PIPE Investment, the PIPE Investors will own collectively approximately 15% of the New Amneal Shares on a fully diluted and as converted basis. The PIPE Investors other than TPG will receive shares of Class A Common Stock only, with approximately 30.4 million shares of Class A Common Stock issued to such investors in connection with the PIPE Investment. TPG will receive up to approximately 16.4 million shares of Class A Common Stock or Class B-1 Common Stock in connection with the PIPE

Investment, with the exact split between Class A Common Stock and Class B-1 Common Stock to be determined prior to the Closing upon written notice by TPG to the Amneal Group in accordance with the PIPE Purchase Agreement. Following the PIPE Investment, TPG will own all outstanding shares of Class B-1 Common Stock, to the extent they elect to receive shares of Class B-1 Common Stock. The Class B-1 Common Stock held by TPG following the PIPE Investment will not be entitled to any voting rights, will have economic rights that are identical to those of the Class A Common Stock, and will be convertible into shares of Class A Common Stock. The Class A Common Stock and Class B-1 Common Stock held by the PIPE Investors following the PIPE Investment will represent approximately 15% of the voting shares and 37.5% of the economic interest of New Amneal (assuming the conversion of all such shares of Class B-1 Common Stock into shares of Class A Common Stock).

Immediately following the Closing and the PIPE Investment, it is expected that Existing Amneal Members will hold approximately 60% of the voting power and no economic interest of the outstanding New Amneal Shares, the PIPE Investors will hold approximately 15% of the voting power and 37.5% of the economic interest of the outstanding New Amneal Shares (assuming the conversion of all such shares of Class B-1 Common Stock into shares of Class A Common Stock), and former Impax Stockholders will hold approximately 25% of the voting power and 62.5% of the economic interest of the outstanding New Amneal Shares. However, assuming the conversion of all Amneal Common Units held by Amneal Holdings, LLC and any shares of Class B-1 Common Stock into shares of Class A Common Stock following the PIPE Investment, Amneal Holdings, LLC would hold approximately 60% of the voting power and 60% of the economic interest of the outstanding New Amneal Shares, the PIPE Investors would hold approximately 15% of the voting power and 15% of the economic interest of the outstanding New Amneal Shares and former Impax Stockholders would hold approximately 25% of the voting power and 25% of the economic interest of the outstanding New Amneal Shares.

In connection with the Combination and in furtherance of the PIPE Investment, TPG, the Amneal Group Representative and Holdco have entered into a side letter (the “PIPE Side Letter”) providing for certain rights and obligations of each in connection with the PIPE Investment. Pursuant to the PIPE Side Letter, following the consummation of the PIPE Investment, TPG will have customary registration rights with respect to the New Amneal Shares owned by it. The PIPE Side Letter also provides TPG the right to designate a board observer with respect to the New Amneal Board, as well as the right, subject to certain ownership thresholds discussed on page 219, to designate a director for appointment to the New Amneal Board. The PIPE Side Letter is attached to this combined proxy statement/prospectus as Annex J.

Simplified Post-PIPE Investment Combined Company Structure

Background of the Combination

The Impax Board and Impax management regularly review the potential acquisition of technologies, products, product rights and complementary businesses and other strategic transactions available to Impax in an effort to enhance stockholder value. As part of that review, the Impax Board from time to time has considered potential strategic transactions and has evaluated Impax’s prospects as a standalone company in light of, among other factors, industry conditions, the regulatory environment and Impax’s operating and financial performance.

In addition to being highly competitive, the pharmaceutical industry, including wholesalers of pharmaceutical products, has in recent years seen increased consolidation, resulting in larger competitors and placing further pressure on prices, development activities and customer retention. Given these dynamics in the pharmaceutical industry and the fact that several of Impax’s competitors have longer operating histories and substantially greater resources than Impax, combined with the fluctuation in recent years in the price of Impax Shares and Impax’s financial and operating performance, the Impax Board has focused on exploring strategic opportunities that could result in growth and transformation for Impax and deliver value to Impax Stockholders.

On March 1, 2017, Impax released its financial results for the fourth quarter of 2016 and full year 2016, reflecting a decrease in total revenues of approximately 29.7% for the fourth quarter of 2016 and 4.2% for full year 2016, and higher net losses and lower adjusted diluted earnings per share for the fourth quarter of 2016 and full year 2016, in each case as compared to the corresponding prior year period. Impax’s earnings announcement disclosed that the decrease in revenues and earnings per share and increase in losses were due primarily to increased competition across the generic pharmaceuticals industry resulting in lower generic product pricing and lower sales of certain products, including products acquired in March 2015 in Impax’s acquisition of Tower Holdings, Inc. and subsidiaries (the “Tower Acquisition”), in addition to the recording of impairment charges related to certain products acquired in the Tower Acquisition and from Teva Pharmaceuticals Industries Ltd. and affiliates of Allergan plc in August 2016 (the “Teva Acquisition”). Impax’s earnings announcement disclosed that in order to offset the impact of these items, Impax continued to pursue growing its specialty pharmaceuticals business in addition to identifying incremental operational improvements that would assist Impax with cost savings and operating efficiencies. The closing price of Impax Shares on March 1 was $9.30 per share, or $4.95 or 34.7% lower than the closing price on the previous trading day of $14.25 per share.

On March 3, 2017, the Impax Board held a meeting in Philadelphia attended by members of Impax management and representatives of Morgan Stanley, financial advisers to Impax, and Sullivan & Cromwell LLP, outside counsel to Impax (“Sullivan & Cromwell”), to discuss certain stockholder relations matters, Impax’s recent historical and prospective financial and operational performance, Impax’s prospects as a standalone company, as well as the exploration of various types of strategic alternatives and business development opportunities, including sales of assets, purchases of assets or businesses and/or a business combination with another company.

On March 7, 2017, Reuters published an article reporting that Morgan Stanley was helping Impax to conduct a review of strategic options available to Impax.

On March 27, 2017, the Impax Board appointed Mr. Paul M. Bisaro as its new Chief Executive Officer based on his broad experience in the pharmaceutical industry and his demonstrated ability to grow and transform an organization.

On April 5, 2017, a representative of J.P. Morgan & Co. (“J.P. Morgan”), Amneal’s financial advisor, called Mr. Bisaro regarding a potential business combination involving Impax and Amneal (the “Potential Combination”). Prior to April 2017, Mr. Bisaro and Mr. Chirag Patel had been professionally acquainted with each other for several years as a result of meeting at events and gatherings involving generic pharmaceutical industry executives. There were no commercial or contractual relationships between Impax and Amneal, or between Messrs. Bisaro and Patel, prior to discussions concerning the Potential Combination.

On April 6, 2017, Mr. Bisaro discussed with certain members of the Impax Board several business development opportunities for Impax that merited further exploration, including the Potential Combination.

On April 12, 2017, Impax and Amneal entered into a confidentiality agreement, which included, among other things, reciprocal confidentiality and non-use obligations to apply in respect of any confidential information that would be disclosed by and between Impax and Amneal in connection to any upcoming discussions in relation to, and the evaluation of, any Potential Combination.

On April 17, 2017, Mr. Bisaro, together with Impax’s Chief Financial Officer, Mr. Bryan Reasons, and another member of Impax management, and a representative of Morgan Stanley, met with Mr. Chirag Patel, Mr. Chintu Patel and representatives of Tarsadia Investments (“Tarsadia”). Tarsadia represents a group of investors with a significant ownership interest in Amneal, along with a representative of Amneal’s financial advisor J.P. Morgan, in Bridgewater, New Jersey to have preliminary discussions regarding the Potential Combination.

On April 29, 2017, Mr. Bisaro met with Mr. Chirag Patel and continued discussions regarding the key terms of the Potential Combination, including, among other things, the relative ownership percentages Impax Stockholders and the Existing Amneal Members would have in the combined company (the “Equity Split”) following the Potential Combination the composition of the combined company board and various other governance issues. While the discussions were preliminary, informal and exploratory in nature, Mr. Bisaro expressed his preliminary view that the Equity Split should be approximately 70% ownership for the Existing Amneal Members and approximately 30% ownership for Impax Stockholders. Mr. Chirag Patel expressed his preliminary view that the Equity Split should be approximately 80% ownership for the Existing Amneal Members and approximately 20% ownership for Impax Stockholders. In discussing their respective views, Messrs. Bisaro and Patel discussed Impax’s historical and current market valuation, a preliminary valuation of Amneal prepared by Impax management based on publicly available information and the level of Amneal debt that might remain on the balance sheet of the combined company at the closing of the Potential Combination as two factors that affected their preliminary views on the Equity Split. Neither side presented any valuation or other analyses. Messrs. Bisaro and Patel discussed the desirability of structuring the Potential Combination as an all-stock transaction in order to permit both the Impax Stockholders and Amneal equity holders to participate in the performance of the combined company.

On May 10, 2017, Impax released its financial results for the first quarter of 2017, reflecting a decrease in total revenues of approximately 18.2% and higher net loss and lower net income per diluted share, in each case as compared to the first quarter of 2016. Impax’s earnings announcement disclosed that the decrease in revenues and net income was due primarily to the increased competition across the generic pharmaceuticals industry and that the increase in losses was due primarily to the recording of $45.4 million in intangible asset impairment charges and a $30.9 million income tax provision on net loss in the first quarter of 2017. Impax’s earnings announcement also disclosed that Impax had decided to undertake certain internal consolidation and improvement actions (the “Consolidation and Improvement Plan”), which included consolidating its generic R&D, manufacturing and packaging operations in its Hayward, California facilities, closing its Middlesex, New Jersey manufacturing and generic R&D facility; exploring strategic alternatives for Impax’s Taiwan manufacturing facility and divesting products that were not strategically advantageous for Impax.

From May 16 to 17, 2017, the Impax Board held an in-person meeting during which the Impax Board and management discussed the Consolidation and Improvement Plan. In an executive session, Mr. Bisaro discussed the Potential Combination and briefed the Impax Board concerning the discussions with Amneal, and discussed certain other strategic alternatives and business development opportunities potentially available to Impax, which had not theretofore resulted in any formal discussions with any potential counterparties. Such alternatives and opportunities included the possible sale of Impax, the possible entry into a strategic merger transaction, various product line acquisitions or divestiture transactions and/or commercial collaborations with other companies. The

Impax Board authorized Mr. Bisaro to continue discussions with Amneal regarding the Potential Combination, and to engage in discussions with any potential counterparties to the strategic alternatives and business development opportunities that Mr. Bisaro discussed with the Impax Board at such meeting. As a result of such meeting, Impax management conducted further discussions with Amneal regarding the Potential Combination and undertook the discussions with Party B, Party C and Party D described below.

On May 17, 2017, Impax, in continuation of its ongoing discussions with Amneal, provided an initial term sheet to Amneal, which set forth, among other things, an Equity Split of approximately 67% ownership for the Existing Amneal Members and approximately 33% ownership for Impax Stockholders, which Impax management believed represented an aggressive proposal for maximizing the Impax Stockholders’ ownership stake in the combined company. The initial term sheet also included Impax’s initial proposals with respect to certain key terms of the Stockholders Agreement designed to protect the rights of Impax Stockholders following the consummation of the Potential Combination, including with respect to: (i) the governance of the combined company, which Impax proposed would include a board of directors comprised of nine directors designated by Impax (including Mr. Bisaro) and three directors designated by the Existing Amneal Members (including Mr. Chirag Patel and Mr. Chintu Patel as vice chairmen of the combined company board), (ii) the standstill provisions applicable to the Existing Amneal Members, restricting their ability to acquire beneficial ownership of any voting securities or assets of the combined company for a period of time following the Closing, (iii) the lock-up and transfer restrictions applicable to the Existing Amneal Members’ equity in the combined company, (iv) registration rights with respect to Existing Amneal Members’ equity in the combined company and (v) the voting obligations applicable to the Existing Amneal Members following the Closing.

On May 26, 2017, Impax engaged Morgan Stanley as its financial advisor in connection with the Potential Combination. Impax later executed an updated indemnity letter for the benefit of Morgan Stanley and an engagement letter with Morgan Stanley. Impax selected Morgan Stanley as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and experience in recent transactions in Impax’s industry and its knowledge of Impax’s business and affairs.

On June 1, 2017, Mr. Bisaro and Mr. Chirag Patel had another informal discussion regarding the terms of the Potential Combination.

On June 8, 2017, Mr. Bisaro and other members of Impax management, along with representatives of Morgan Stanley, met with Mr. Chirag Patel, Mr. Chintu Patel and other members of Amneal management and representatives of Tarsadia, along with representatives of J.P. Morgan, in New York City to continue discussions regarding the Equity Split and the governance issues covered in Impax’s initial term sheet.

Also on June 8, 2017, Impax entered into a confidentiality agreement with a public pharmaceutical company, which we refer to as Party B, in connection with interest expressed by Party B in engaging in high-level discussions on potential strategic transactions involving the two companies, ranging from a whole-company acquisition of Impax to commercial collaborations in various therapeutic areas. Neither Impax’s management nor Party B’s management expressed interest in pursuing further discussions beyond these initial high-level discussions at such time due to changes in management taking place at Party B and Party B’s view that, given such changes, it would not be an appropriate time to be pursuing such potential strategic transactions. As a result, Impax’s discussions with Party B did not proceed further. Impax also entered into a confidentiality agreement with another public pharmaceutical company, which we refer to as Party C, on June 19, 2017 following interest expressed by Party C to engage in high-level discussions to explore an acquisition by Impax of Party C’s generics business and/or Party C’s acquisition of certain Impax products. Impax and Party C did not continue discussions because Impax and Party C disagreed by a wide margin on valuation with respect to the transactions, and because Impax management determined that the industrial and strategic logic underlying Impax’s potential acquisition of certain Party C products would not be sufficiently compelling. Also in June 2017, Mr. Bisaro met with the chief executive of a third public pharmaceutical company, which we refer to as Party D, following an expression of interest by Party D’s chief executive to have preliminary and informal exploratory discussions regarding potential strategic transactions involving Impax and Party D. Neither Impax nor Party D pursued any further discussions regarding potential strategic transactions beyond this discussion, as Party D’s chief executive expressed that Party D was not prepared to proceed further with any such potential strategic transactions at such time.

On June 22, 2017, Impax received a response from Amneal regarding the proposal set forth by Impax in the initial term sheet, which set forth, among other things, (i) Amneal’s request for an up-C tax structure for the combined company, (ii) Amneal’s request for a Tax Receivable Agreement which would provide the Existing Amneal Members with 90% of the cumulative net realized federal and state income tax savings of New Amneal attributable to the Existing Amneal Members as a result of the up-C structure (the “Tax Benefits”), (iii) Amneal’s request for Amneal control of the New Amneal Board, which would be comprised of seven directors nominated by the Amneal Holdings LLC, two directors nominated by the Impax Stockholders and one independent director, (iv) Amneal’s request for Mr. Bisaro to serve as chief executive officer of New Amneal and Mr. Chirag Patel to serve as chairman of the New Amneal Board, (v) Amneal’s request for a six-month lock-up period with a carve-out for an undetermined percentage of equity interests in the combined company held by the Existing Amneal Members that would not be subject to such lock-up period and (vi) Amneal’s request for the customary standstill on the Existing Amneal Members’ ability to acquire beneficial ownership of any voting securities or assets of the combined company to be in effect until the Existing Amneal Members cease to own an undetermined percentage of the combined company. Over the course of his subsequent discussions with Amneal, Mr. Bisaro regularly updated members of the Impax Board on the status and substance of discussions with Amneal regarding the Potential Combination.

On August 1, 2017, Amneal granted Impax access to its virtual data room for purposes of commencing Impax’s due diligence of Amneal, and Impax granted Amneal access to its virtual data room for purposes of commencing Amneal’s due diligence of Impax.

On August 4, 2017, Mr. Bisaro and other members of Impax management, along with representatives of Morgan Stanley, met with Mr. Chirag Patel, Mr. Chintu Patel and other members of Amneal management and Tarsadia, along with representatives of J.P. Morgan, in Morristown, New Jersey, to conduct a high-level diligence review of Impax’s and Amneal’s respective businesses.

On August 9, 2017, Impax released its financial results for the second quarter of 2017, reflecting an increase in total revenues of approximately 17.1%, but higher net loss and lower net income per share, in each case as compared to the second quarter of 2016. Impax’s earnings announcement disclosed that the increase in revenues was primarily due to an increase in generic product sales, including certain of the products acquired in the Teva Acquisition, and that the increase in losses and lower net income per share were primarily due to restructuring and severance charges related to Impax’s continuing execution of the Consolidation and Improvement Plan, charges related to certain potential legal settlements and higher acquisition-related amortization expenses compared to the prior year period.

On August 18, 2017, Mr. Bisaro and Mr. Chirag Patel met to continue discussions regarding the Potential Combination, including with respect to the terms of the Equity Split, the sharing of the Tax Benefits, the New Amneal Board composition and the standstill and lock-up restrictions on the Existing Amneal Members. Mr. Bisaro’s negotiating position was that Impax and/or the Impax Stockholders should receive a larger portion of the Equity Split, and a larger share of the Tax Benefits and greater representation on the New Amneal Board. Mr. Patel took the opposite position for the benefit of the Amneal equity holders, with neither negotiator presenting specific valuations or other analyses or considerations.

On August 24 and 25, 2017, the Impax Board held an in-person meeting that was also attended by representatives of Morgan Stanley, during which Mr. Bisaro provided the Impax Board with an update on the negotiations held with Amneal regarding the Potential Combination. The Impax Board discussed the fact that the Potential Combination was an “all stock” transaction in which Impax Stockholders would receive equity securities in the combined company, allowing them to participate in the performance of the combined company. The Impax Board discussed the desirability of receiving for Impax Stockholders a larger portion of the Equity Split, a larger share of Tax Benefits and greater representation on the New Amneal Board and authorized Mr. Bisaro at such meeting to continue negotiations with Amneal regarding the Potential Combination.

On August 31, 2017, Mr. Bisaro and Mr. Chirag Patel met to continue discussions regarding the Potential Combination, including with respect to the Equity Split, the sharing of the Tax Benefits, board composition and standstill and lock-up restrictions. As before, Mr. Bisaro’s negotiating position was that Impax and/or the Impax Stockholders should receive a larger portion of the Equity Split, a larger share of the Tax Benefits and greater representation on the New Amneal Board, and Mr. Patel took the opposite position for the benefit of the Amneal equity holders, with neither negotiator presenting specific valuations or other analyses or considerations.

Also on August 31, 2017, Shanghai Fosun Pharmaceutical (Group) Co., Ltd. filed a Schedule 13G with the SEC in which it disclosed that it beneficially owned 5.19% of the Impax Shares. The closing price of Impax Shares on that day was $21.65 per share, equal to $3.70 (or 20.6%) greater than the closing price on the previous trading day of $17.95 per share.

On September 1, 2017, Mr. Bisaro and other members of Impax management, along with representatives of Morgan Stanley and Sullivan & Cromwell, met with Mr. Chirag Patel, Mr. Chintu Patel and other members of Amneal management and representatives of Tarsadia, along with representatives of J.P. Morgan and Latham & Watkins LLP, outside counsel to Amneal (“Latham & Watkins”), at the offices of Latham & Watkins in New York City. During this meeting, the parties discussed key business terms and certain legal issues with respect to the Potential Combination and, without presenting specific valuations or other analyses or considerations other than their respective positions, tentatively agreed upon an Equity Split of approximately 75% ownership for the Existing Amneal Members and approximately 25% ownership for Impax Stockholders, in tandem with a $1.6 billion cap on the level of Amneal indebtedness at the Closing, and the allocation of 85% of the Tax Benefits to the Existing Amneal Members. The parties did not reach a resolution on other open governance issues, including the composition of New Amneal Board committees, nor did the parties resolve the standstill and lock-up restrictions that would apply to the Existing Amneal Members following the Closing. Amneal and Impax also discussed the possibility of the PIPE Investment at that meeting as a potential means of providing added liquidity to the members of the Amneal Group without requiring the Combined Company to incur additional indebtedness.

During the course of the negotiations of the Potential Combination, Amneal had discussions with multiple interested parties regarding potential strategic transactions, including discussions with at least one strategic counterparty regarding a sale of Amneal. Amneal considered such discussions during the course of its negotiations with Impax and determined that the Potential Combination presented a more strategic and attractive opportunity to grow the combined businesses in the generic pharmaceuticals industry and maximize value for the stockholders of the combined business in the long term.

On September 7, 2017, Sullivan & Cromwell had a telephonic meeting with Latham & Watkins to discuss Amneal’s proposed structure of the Potential Combination.

On September 11, 2017, the Impax Board held an in-person meeting that was also attended by members of Impax management and representatives of Sullivan & Cromwell and Morgan Stanley. At that meeting, Mr. Bisaro and other members of Impax management made a presentation regarding the terms of the Potential Combination and the status of diligence, representatives from Sullivan & Cromwell reviewed with the directors their fiduciary duties under applicable law and legal considerations with respect to the Potential Combination, and representatives from Morgan Stanley reviewed with the Impax Board its preliminary financial analyses regarding the Potential Combination. The directors also discussed whether it would be advisable to initiate an auction process to explore strategic transactions available to Impax at such time. The directors took into consideration the fact that Impax had not received bids for any alternative strategic transactions from any interested parties (despite Mr. Bisaro’s discussions with potential counterparties, and Impax’s lower share price in the preceding months); the directors’ views concerning the likelihood that an auction would generate actionable proposals for strategic transactions, Impax’s ability to conduct multi-party discussions simultaneously; the risk of distracting Impax management from their operational duties; the risk of disrupting the progress made in the pending discussions with Amneal; and finally, the directors’ respective assessments of whether the terms of any transaction agreement with Amneal would likely permit the Impax Board to respond to and accept a superior proposal. Based upon these factors, the Impax Board determined it would not be advisable to initiate an auction process at such time.

Also at this meeting, the directors authorized Mr. Bisaro and Impax management to continue negotiations with Amneal regarding the Potential Combination. In the following weeks leading up to the execution of the BCA, Mr. Bisaro frequently engaged in conversations with the chairman of the Impax Board and kept the Impax Board regularly updated on the status and substance of discussions with Amneal regarding the Potential Combination.

On September 19, 2017, Latham & Watkins sent Sullivan & Cromwell initial drafts of the BCA, the LLC Agreement and the Tax Receivable Agreement, and Sullivan & Cromwell sent Latham & Watkins an initial draft of the Stockholders Agreement.

On September 21, 2017, the Wall Street Journal reported that Impax was in talks possibly to merge with Amneal. The closing price of Impax Shares on September 21 following the report rose to $23.80 per share, equal to $2.25 per share (or 10.4%) greater than the closing price on the previous trading day of $21.55 per share, with a trading volume of 5,630,800 shares on September 21, representing a trading volume nearly nine times greater than that of the previous trading day.

On September 27, 2017, Sullivan & Cromwell sent Latham & Watkins a revised draft of the BCA that included, among other things, (i) a 60-day period during which Impax would be permitted to solicit Competing Proposals (as defined on page 197, and such period, the “Go-Shop Period”) and revisions with respect to Impax’s ability, following the Go-Shop Period, to evaluate a Competing Proposal and the Impax Board’s rights to terminate the BCA in connection with a Superior Proposal or change its approval and recommendation in favor of the BCA and the transactions contemplated thereby in connection with a Competing Proposal or for any other reasons (rather than just an Intervening Event defined to capture material events with respect to Impax only, as initially proposed by Amneal), including with respect to a shorter 96-hour match right period for Amneal in connection with a Superior Proposal as compared to Amneal’s proposed five business day period (“Fiduciary Outs”), (ii) the rejection of Fiduciary Outs for Amneal in connection with proposals that would be financially superior for the Existing Amneal Members than the Potential Combination, (iii) a covenant by Amneal to take any and all steps necessary to avoid or eliminate any impediments under any antitrust laws, including making any divestitures required of Amneal by antitrust authorities in connection with the Combination (the “Hell-or-High-Water Proposal”), and (iv) a $1,600,000,000 cap on the aggregate Indebtedness of Amneal and its subsidiaries at the Closing.

On September 28, 2017, Sullivan & Cromwell sent Latham & Watkins a revised draft of the Tax Receivable Agreement, and Latham & Watkins sent Sullivan & Cromwell a revised draft of the Stockholders Agreement that included, among other things, (i) revisions requiring the Amneal-designated directors to comprise 50% of the Nominating Committee and a majority of the Compensation Committee of the New Amneal Board and representation of Amneal-designated directors on each other committee of the New Amneal Board (other than the Conflicts Committee and the Audit Committee), (ii) Amneal Group consent rights with respect to various New Amneal corporate actions, including (A) any amendment, modification or repeal of New Amneal’s organizational documents, (B) the creation of indebtedness beyond an unspecified threshold, (C) the consummation of a transaction resulting in a person holding more than 50% of the outstanding shares of Class A Common Stock or any sale of all or substantially all of the assets of New Amneal and (D) the hiring, termination or replacement of the chief executive officer or chief financial officer of New Amneal, (iii) carve-outs from the lock-up provisions for certain transfers of New Amneal Shares by the Amneal Group Members, including (a carve-out for any transfer of up to an aggregate 60,000,000 New Amneal Shares by the Amneal Group Members, collectively, aside from any other transfers permitted during the lock-up period, (iv) standstill provisions restricting only the acquisition of New Amneal Shares by the Amneal Group so long as the Amneal Group beneficially owns at least 20% of the outstanding Class A Common Stock, rejecting the restrictions in Impax’s proposed customary standstill on the ability of Amneal Group Members to otherwise exert influence over the voting of New Amneal Shares and, (v) a rejection of required approval from a majority of the minority New Amneal Stockholders with respect to any buyout transaction of New Amneal by an Amneal Group Member.

On September 29, 2017, the Impax Board held a telephonic meeting, with representatives of Morgan Stanley and Sullivan & Cromwell also attending, and received updates from Mr. Bisaro and other members of Impax management and representatives of Sullivan & Cromwell regarding the Potential Combination and the status of due diligence and negotiations.

Also on September 29, 2017, Sullivan & Cromwell sent Latham & Watkins a revised draft of the LLC Agreement, which included, among other things, a rejection of Amneal’s proposed dissolution of Amneal upon a change of control transaction that does not receive the approval of a supermajority of Amneal members.

On September 30, 2017, Sullivan & Cromwell and Latham & Watkins held a telephonic meeting to negotiate open issues in the BCA, the Stockholders Agreement and the Tax Receivable Agreement, including Impax’s proposed Go-Shop Period (to which Amneal vigorously objected), and the scope of Impax’s Fiduciary Outs (including limiting the Impax Board’s ability to terminate the BCA other than in connection with a Superior Proposal to such terminations only in connection with an Intervening Event defined to capture material events with respect to Impax only, rather than any reason determined by the Impax Board), the Hell-or-High-Water Proposal and other proposals as to the level of efforts and divestiture commitments required of the parties to obtain antitrust approval, the treatment of Impax equity awards in the Combination, the scope of the standstill restrictions applicable to Amneal Group Members, the approval requirements with respect to a buyout transaction of New Amneal by an Amneal Group Member and the scope of Amneal Group consent rights with respect to various corporate actions by New Amneal.

On October 1, 2017, Latham & Watkins sent Sullivan & Cromwell a revised draft of the BCA that included, among other things, (i) a rejection of Impax’s proposed Go-Shop Period (but provided for Fiduciary Outs for the Impax Board in connection with a Competing Proposal or Intervening Event (as defined on page 197) that was defined to include material events solely with respect to Impax that occurred or arose after the date of the BCA and were not known to, or reasonably foreseeable by any member of the Impax Board, subject to the terms and procedures set forth in the draft of the BCA), (ii) with respect to obtaining antitrust approvals, instead of the Hell-or-High-Water Proposal, a proposal for a Burdensome Condition (as defined on page 198) threshold that would not require either party to make divestitures that would result in a material adverse effect on Amneal, Impax or the combined company, (iii) a Termination Fee equal to 3.0% of Impax’s equity value and a reimbursement of Amneal’s expenses of up to an amount equal to 1.5% of Impax’s equity value in the event that the requisite approval of Impax Stockholders is not obtained, and (iv) a proposal for an Outside Date of nine months following the date of the BCA.

On October 2, 2017, Amneal executed non-disclosure agreements with each of two potential investors in connection with the PIPE Investment, including TPG.

Also on October 2, 2017, Latham & Watkins sent Sullivan & Cromwell the initial drafts of the commitment letter, fee letter, and structuring fee letter in connection with the Debt Financing, which we refer to as the Debt Commitment Letter, the Debt Fee Letter, and the Debt Structuring Fee Letter, respectively.

On October 3, 2017, Sullivan & Cromwell sent Latham & Watkins a revised draft of the BCA including, among other things, (i) revisions to the terms of Impax’s Fiduciary Outs, including with respect to the definition of an Intervening Event that was revised to include events materially affecting the business, assets or operations of Amneal or Impax that were unknown to, and not reasonably foreseeable, by the Impax Board as of the date of the BCA, and to Impax’s termination rights in connection with its exercise of its Fiduciary Outs, (ii) a Termination Fee of $45,000,000 and expense reimbursement of Amneal’s expenses of up to $15,000,000 in the event that the requisite approval of Impax Stockholders is not obtained and (iii) an Outside Date of twelve months following the date of the BCA, and Latham & Watkins sent Sullivan & Cromwell a revised draft of the LLC Agreement and a further revised draft of the Stockholders Agreement, including, among other things, (i) revisions to permit a Qualifying Investor (as defined on page 206) to designate a director to serve on the New Amneal Board, (ii) Amneal Group consent rights with respect to a limited set of New Amneal corporate actions and (iii) standstill provisions limited only to restrictions on the acquisition of New Amneal Shares by the Amneal Group.

On October 4, 2017, Latham & Watkins sent Sullivan & Cromwell a revised draft of the Tax Receivable Agreement. On that same date, Sullivan & Cromwell, on behalf of Impax, made the required filings with the Secretary of State of the State of Delaware and formed Merger Sub and Holdco.

From October 4 to 5, 2017, Mr. Bisaro and another member of Impax management, Mr. Chirag Patel, Mr. Chintu Patel, a representative of Tarsadia, and a representative of J.P. Morgan met with representatives of TPG in San Francisco to discuss the PIPE Investment.

On October 5, 2017, Sullivan & Cromwell sent Latham & Watkins revised drafts of the LLC Agreement and Stockholders Agreement, including, among other things, (i) more expansive standstill provisions with customary restrictions on the ability of Amneal Group Members to exert influence over the voting of New Amneal Shares in addition to restrictions on the ability to acquire New Amneal Shares and (ii) Conflicts Committee and minority New Amneal Stockholder approval requirements with respect to any buyout transaction of New Amneal by an Amneal Group Member, and Latham & Watkins sent Sullivan & Cromwell an initial draft of the Amneal Disclosure Letter and a revised draft of the BCA, which included, among other things, (i) a requirement that any disputes between the parties on timing, strategy and approach with respect to antitrust approvals be determined by Amneal in its reasonable discretion and (ii) the ability for Amneal to seek damages for fraud or willful and material breach of the BCA by Impax following the receipt of the Termination Fee rather than any payment of the Termination Fee being in full and complete satisfaction of any monetary damages of Amneal related to the BCA and the Combination. Later on October 5, 2017, Sullivan & Cromwell and Latham & Watkins held a telephonic meeting to negotiate open legal issues regarding the Combination, including with respect to the issues described in the previous sentence.

Also on October 5, 2017, Morgan Stanley provided Impax a letter summarizing certain information as of such date concerning Morgan Stanley’s material relationships with Impax, Amneal and certain other parties, which information was later shared with the Impax Board at its meeting of October 9, 2017, and based on which the Impax Board determined at such meeting that there were no relationships which presented a conflict of interest with respect to Morgan Stanley’s role as financial advisor to Impax in the Combination.

On October 6, 2017, Latham & Watkins sent to Sullivan & Cromwell revised drafts of the Tax Receivable Agreement and the Debt Commitment Letter, Debt Fee Letter and Debt Structuring Fee Letter. Sullivan & Cromwell sent to Latham & Watkins a revised draft of the LLC Agreement and an initial draft of the Impax Disclosure Letter.

Over the course of October 7 and 8, 2017, Sullivan & Cromwell held telephonic meetings with Latham & Watkins to continue negotiation of the open issues in the BCA, Stockholders Agreement and LLC Agreement, and on October 8, Mr. Bisaro met with Mr. Chirag Patel and representatives of Tarsadia in New York City, with representatives of Impax management, Sullivan & Cromwell and Latham & Watkins participating in the meeting by telephone. The parties’ discussions included (i) Impax’s Fiduciary Outs under the BCA, including whether the definition of Intervening Event would include events with respect to either Impax or Amneal (or just Impax), (ii) the acceleration and/or cancellation of Impax options in connection with the Combination, (iii) the resolution of antitrust strategy disputes, (iii) the timing of the Outside Date as the later of (A) nine months following the Date of the BCA and (B) 75 days following effectiveness of the Registration Statement, (iv) the payment of the Termination Fee in full and complete satisfaction of Amneal monetary damages, (v) approval requirements with respect to any buyout transaction of New Amneal by an Amneal Group Member, (vi) the scope of the standstill provisions applicable to the Amneal Group, (vii) Amneal’s request that New Amneal provide payments to cover the Amneal Group’s tax liabilities in the event of certain stock-for-stock transactions resulting in tax liabilities for the Amneal Group and (viii) certain consent rights and acceleration triggers with respect to tax benefit payments to the Amneal Group under the Tax Receivable Agreement.

On October 9, 2017, the Impax Board held a meeting at Bridgewater, New Jersey that was also attended by members of Impax management and representatives of Sullivan & Cromwell and Morgan Stanley. Representatives of Impax management gave updates on the status of negotiations with Amneal and Tarsadia and also gave presentations on their diligence findings with respect to the Combination. Representatives of Sullivan & Cromwell reviewed with the directors their fiduciary duties under applicable law and provided summaries of the principal negotiated terms and open negotiation points in the latest drafts of the BCA, Stockholders Agreement, LLC Agreement and Tax Receivable Agreement, including with respect to (i) the timing of the Outside Date, (ii) the payment trigger for the $45,000,000 Termination Fee in connection with Amneal’s termination of the BCA for a breach of the BCA by Impax followed by Impax’s entry into a definitive agreement with respect to a Competing Proposal or Impax’s consummation of a Competing Proposal within 12 months of such termination, (iii) the scope of the standstill provisions applicable to the Amneal Group, and (iv) approval requirements with respect to any buyout transaction of New Amneal by an Amneal Group Member. Morgan Stanley provided the Impax Board with its valuation views with respect to Impax and Amneal, each as a standalone company, and the pro forma combined company. The Impax Board considered the presentations of Impax management, Sullivan & Cromwell and Morgan Stanley and authorized Mr. Bisaro and Impax management to continue negotiations with Amneal regarding the Potential Combination.

On October 10, 2017, Mr. Bisaro and other members of Impax management, together with Mr. Chirag Patel and Mr. Chintu Patel, along with representatives of Tarsadia and J.P. Morgan, had a follow-up meeting with TPG and meetings with other potential investors in New York City.

Also on October 10, 2017, Latham & Watkins sent to Sullivan & Cromwell a revised draft of the BCA, which included, among other things, terms providing for (i) the acceleration of Impax options in connection with the Combination, (ii) Impax’s proposed definition of Intervening Event that incorporates events materially affecting the business, assets or operations of either Amneal or Impax and (iii) the ability of Amneal to seek damages for fraud or willful and material breach of the BCA by Impax following the receipt of the Termination Fee, and a revised draft of the Stockholders Agreement, which included, among other things, terms providing for a more limited scope of standstill provisions applicable to the Amneal Group. Later that evening, Mr. Bisaro and other members of Impax management, representatives of Tarsadia, and representatives of Sullivan & Cromwell and Latham & Watkins held a telephonic meeting to continue negotiation of the open issues regarding the Combination, including with respect to the legal issues described in the previous sentence.

On October 11, 2017, Mr. Bisaro and other members of Impax management, together with Mr. Chirag Patel, Mr. Chintu Patel and a representative of J.P. Morgan, had meetings in Boston with Fidelity and other potential investors in the PIPE Investment. Latham & Watkins sent potential investors an initial draft of the share purchase agreement in connection with the PIPE Investment, which we refer to as the Share Purchase Agreement.

Also on October 11, 2017, Latham & Watkins sent Sullivan & Cromwell revised drafts of the Amneal Disclosure Letter and the Debt Commitment Letter, Debt Fee Letter and Debt Structuring Fee Letter, and Sullivan & Cromwell sent Latham & Watkins a revised draft of the Amneal Disclosure Letter.

On October 12, 2017, Mr. Bisaro and other members of Impax management had a telephone call about the Combination with a potential investor in the PIPE Investment. Simpson Thacher & Bartlett LLP, the outside counsel to the potential investors in the PIPE Investment (“Simpson Thacher”), sent Latham & Watkins a revised draft of the Share Purchase Agreement.

Also on October 12, 2017, Sullivan & Cromwell sent Latham & Watkins (i) a revised draft of the BCA, which included, among other things, that any payment of the Termination Fee would in full and complete satisfaction of any monetary damages of Amneal related to the BCA and the Combination, (ii) a revised draft of the Stockholders Agreement, which included, among other things, an Amneal Group consent right with respect to the consummation by New Amneal of certain transactions which would result in the recognition of $40,000,000 or more in taxable income or gain by the Amneal Group, and (iii) a revised draft of the Impax Disclosure Letter.

On October 13, 2017, Mr. Bisaro and other members of Impax management had telephone calls about the Combination with various potential investors in the PIPE Investment.

From October 13 to October 14, 2017, Mr. Bisaro met with Mr. Chirag Patel, Mr. Chintu Patel and representatives from Tarsadia in New York City to further discuss open issues.

On October 14, 2017, Sullivan & Cromwell and Latham & Watkins held a telephonic meeting to continue negotiation of open legal issues in the BCA, Stockholders Agreement and Tax Receivable Agreement, including (i) the ability for Amneal to seek damages for fraud or willful and material breach of the BCA by Impax following the receipt of the Termination Fee, (ii) the treatment of Impax equity awards for purposes of calculating the Equity Split, (iii) the length of the lock-up period and standstill provisions applicable to Amneal Group Members and (iv) the Amneal Group consent right with respect to the consummation by New Amneal of certain transactions which would result in the recognition of $40,000,000 or more in taxable income or gain by the Amneal Group and certain other consent rights under the Tax Receivable Agreement. Also on October 14, 2017, Latham & Watkins sent Sullivan & Cromwell a revised draft of the Impax Disclosure Letter.

On October 15, 2017, Mr. Bisaro and other members of Impax management met with Mr. Chirag Patel and another member of Amneal management and representatives of Tarsadia, together with representatives of Sullivan & Cromwell and Latham & Watkins at Latham & Watkins’ offices in New York City. During this meeting, the parties negotiated the final open issues regarding the Combination, including the open points previously discussed between the representatives of Sullivan & Cromwell and Latham & Watkins on October 14. Sullivan & Cromwell sent Latham & Watkins the revised drafts of the Impax Disclosure Letter and the Amneal Disclosure Letter, and Latham & Watkins negotiated the final terms of the Share Purchase Agreement with Simpson Thacher. Latham & Watkins and Sullivan & Cromwell finalized the transaction documentation during the course of the evening on October 16, 2017.

In the evening of October 16, 2017, the Impax Board held a telephonic meeting with members of Impax management and representatives of Morgan Stanley and Sullivan & Cromwell attending the call. During this telephonic meeting, Sullivan & Cromwell provided the Impax Board with updates on the terms of the BCA, Stockholders Agreement, LLC Agreement and Tax Receivable Agreement as agreed at the October 15 meeting, and Morgan Stanley rendered its oral financial opinion, which was subsequently confirmed in writing on October 17, 2017, to the Impax Board to the effect that, as of such date, and based upon and subject to the various assumptions, procedures, matters, qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the consideration to be received by the holders of Impax Shares (other than Cancelled Shares) pursuant to the BCA was fair from a financial point of view to such holders (as discussed in the section entitled “The Combination—Opinion of Impax’s Financial Advisor” on page 98). The Impax Board unanimously (i) approved and declared advisable the BCA and ancillary transaction agreements to which Impax is a party and the Combination and declared it advisable for Impax to enter into such agreements, (ii) determined that the Combination, including the Impax Merger, is in the best interests of and advisable to the Impax Stockholders, (iii) directed that the BCA be submitted to the Impax Stockholders for their consideration, approval and adoption and (iv) resolved to recommend that Impax Stockholders adopt the BCA and thereby approve the Combination, including the Impax Merger.

On the morning of October 17, 2017, Impax, Amneal, Holdco, and Merger Sub executed the BCA; Holdco and the Existing Amneal Members executed the Stockholders Agreement; and Amneal, JPMorgan Chase Bank, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated executed the Debt Commitment

Letter, Debt Fee Letter and Debt Structuring Fee Letter. Also on October 17, 2017, the Amneal Group Representative, TPG, funds affiliated with Fidelity and other investors in the PIPE Investment executed the PIPE Purchase Agreement, and the Amneal Group Representative executed the Lock-Up Agreement attached thereto.

On November 20, 2017, the Impax Board approved by unanimous written consent the PIPE Side Letter and an amendment to the BCA to amend certain provisions therein in order to facilitate the PIPE Investment described in this combined proxy statement/prospectus ( “BCA Amendment No. 1”). On November 21, 2017, Amneal, Impax, Holdco and Merger Sub executed BCA Amendment No. 1, and Amneal Holdings, LLC, Holdco and TPG executed the PIPE Side Letter.

In early December 2017, Mr. Chirag Patel discussed with Mr. Bisaro Robert A. Stewart’s extensive background as an executive in the pharmaceutical industry and experience in executing business transformations. Following such discussion, Mr. Patel approached Mr. Stewart to propose that Mr. Stewart should serve as Chief Executive Officer of Amneal prior to the Closing and continue as Chief Executive Officer of the combined company following the Closing, focusing on the day-to-day responsibilities of the combined company. Messrs. Bisaro and Patel agreed that Mr. Bisaro should serve as Executive Chairman of the combined company and that Mr. Bisaro, as an experienced public pharmaceutical company executive, would focus his efforts primarily on the long-term growth strategy for the combined company and lead the New Amneal Board.

On December 16, 2017, the Impax Board held a telephonic meeting with members of Impax management and approved Amendment No. 2 to the BCA (“BCA Amendment No. 2”). In order to facilitate Impax and Amneal’s intent to appoint Mr. Stewart as Chief Executive Officer and Mr. Bisaro as Executive Chairman of New Amneal following the Closing, BCA Amendment No. 2 provided for certain revisions to the forms of the Stockholders Agreement and the Amended and Restated Bylaws of Holdco to revise the composition of the New Amneal Board and the management of New Amneal in order to permit such appointments of Messrs. Stewart and Bisaro. At such meeting of the Impax Board, the Impax Board approved the employment agreements and compensation of each of Mr. Stewart and Mr. Bisaro and the amended form of the Stockholders Agreement (with Mr. Bisaro recusing himself from consideration of the matters relating to his employment by New Amneal).

Also on December 16, 2017, Amneal, Impax, Holdco and Merger Sub executed BCA Amendment No. 2 and Holdco, Amneal Pharmaceuticals Holding Company, LLC, AP Class D Member, LLC, AP Class E Member, LLC and AH PPU Management, LLC executed the Stockholders Agreement.

Recommendation of the Impax Board and Reasons for the Combination

The Impax Board, with the advice and assistance of its financial and legal advisors, oversaw the negotiation of, and evaluated, the BCA and the Combination and, at a meeting held on October 16, 2017, unanimously (i) approved and declared advisable the BCA, the Ancillary Agreements and the transactions contemplated thereby and declared it advisable for Impax to enter into such agreements, (ii) determined that the Combination, including the Impax Merger, is in the best interests of and advisable to the Impax Stockholders, (iii) directed that the BCA be submitted to the Impax Stockholders for their consideration, approval and adoption and (iv) resolved to recommend that Impax Stockholders adopt the BCA and thereby approve the Combination, including the Impax Merger.

In light of the number and wide variety of factors considered in connection with its evaluation of the BCA and the Combination, the Impax Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Impax Board viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. In addition, Impax’s individual directors may have given different weight to different factors.

In reaching the decisions to approve the BCA and the Combination, as well as the Ancillary Agreements and the transactions contemplated thereby, and to recommend that the Impax Stockholders vote to adopt the BCA and approve the Combination, the Impax Board consulted extensively with its financial and legal advisors and

Impax’s management and considered the strategic rationale of, and strategic alternatives to the proposed Combination. After such discussions and considering such alternatives, the Impax Board’s unanimous decision to approve the BCA and the Combination and to recommend that Impax Stockholders vote “FOR” the Compensation Proposal and the adoption of the BCA was based on a number of factors. These factors included, without limitation, the following (which are not necessarily presented in order of relative importance):

Strategic Rationale; Stockholder Value

•	Pipeline. The Combined Company would have a competitive, highly differentiated generics pipeline that would be one of the largest in the United States, with approximately 150 pending ANDAs and 165 projects in active stages of development, providing for sustainable long-term growth potential in the generic pharmaceuticals industry. Nearly half of all the Combined Company’s pipeline products would be exclusive FTF, FTM or other high-value opportunities with three or fewer competitors estimated at the time of launch. The Combination also adds a foundation for Impax’s commercial entry into biosimilars with two in-licensed products: one filed and one near-term filing opportunity in development. Further, the Combined Company’s internal generic R&D capability is expected to drive growth through continued investment in the development of complex dosage forms and technologies, including injectables, topicals, transdermals, inhalation, complex molecules and drug-device combinations. Additionally, the Combined Company is expected to benefit from well-established external partnerships focused on maximizing pipeline opportunities in specialty delivery forms and biosimilars.

•	Marketed Products. The Combined Company would be the fifth largest in the United States generics market, placing it ahead of several of Impax’s current competitors in size. Further, the Combined Company is expected to hold a #1 or #2 position with respect to a significant number of its marketed products.

•	Growth. On a pro forma basis, the Combined Company is expected to generate annual double-digit growth in net revenue, adjusted EBITDA and adjusted earnings per share (“EPS”) over the three years following the Closing. The Combination is expected to be accretive to Impax’s adjusted EPS in the first 12 months after the Closing. The Combined Company would have significant cash flow generation (including through Impax’s high-margin specialty franchise that includes its platform of products targeting CNS disorders, anti-parasitic infections and other select specialty therapeutic areas), enabling future investments in R&D and high-growth specialty assets and the repayment of debt.

•	Scale and Expansion Potential. the Combined Company would have a differentiated platform well-suited to participate in the sector consolidation occurring across the pharmaceutical industry, utilizing its scale, resources and corporate structure to drive expansion, strategic initiatives and investments across markets in the pharmaceutical industry, and avoiding the headwinds being faced by smaller companies across the industry due to larger competitors and further pressure on prices, development activities and customer retention.

•	Revenue Diversification. The Combination would result in significant revenue diversification with the top five generic drugs of the Combined Company accounting for approximately 25% of pro forma net revenue for the last 12 months ended June 30, 2017, as compared to Impax’s top five significant products (which consist of both generic and specialty pharmaceutical products) accounting for 45% of Impax’s net product sales in 2016.

•	Cost Savings. The Combination is expected to create cost saving opportunities of up to $200 million within three years following the Closing of the Combination through combined footprint and product transfer opportunities. The Combined Company is expected to manufacture and distribute its products from a strengthened global supply chain supporting capabilities across all dosage forms, with R&D and manufacturing sites in the United States, India and Ireland.

•	Up-C Structure. The fact that the “Up-C” structure will allow New Amneal to realize certain tax benefits following the Combination. For more information see section entitled “Ancillary Agreements Related to the Combination—Tax Receivable Agreement” beginning on page 215.

Strategic Alternatives

•	The availability of alternative strategic transactions for Impax, the Impax Board’s views with respect to whether alternative counterparties would engage in a business combination transaction with Impax on terms and conditions superior to those of the Combination, as well as the alternative of remaining an independent standalone company in light of the historical and then-current market prices of Impax Shares and the challenging macro environment in which Impax and other generic pharmaceutical companies operate. Based on these considerations, the Impax Board has determined that the Combination represents the best value for the Impax Stockholders as compared to any other strategic alternative reasonably available to Impax, including remaining as a standalone company.

•	The belief that it was preferable to negotiate on a one-on-one basis with Amneal rather than conduct an auction or other sale process of Impax, particularly in light of the fact that (i) the Impax Board believed that the terms of the BCA would not preclude or deter a willing and able third party, were one to exist, from making a Superior Proposal (as defined on page 197) following the announcement of the Combination and (ii) since the appointment of Paul Bisaro as President and CEO of Impax in March 2017, Impax had received no indications of interest regarding a business combination transaction that would be superior to the Combination.

•	The fact that, as of the date of this combined proxy statement/prospectus no other potential counterparties made proposals to, or expressed any interest in any alternative transaction with, Impax following the report by the Wall Street Journal on September 21, 2017, that Impax was in talks to merge with Amneal.

Opinion of Impax’s Financial Advisor

•	The receipt of an opinion from Morgan Stanley dated October 17, 2017, to the effect that as of such date, and based upon and subject to the various assumptions, procedures, matters, qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the consideration to be received by the holders of lmpax Shares (other than Cancelled Shares) pursuant to the BCA was fair from a financial point of view to such holders.

Transaction Terms

•	The fact that the Merger Consideration is in the form of New Amneal Shares, which affords the Impax Stockholders the opportunity to participate in the future earnings and expected growth of New Amneal and any future appreciation in the value of Class A Common Stock should Impax Stockholders retain the shares of Class A Common Stock they receive as Merger Consideration.

•	The fact that the terms of the BCA provide for certainty of the consummation of the Combination:

•	The parties are required to take all actions necessary to obtain regulatory approvals needed to consummate the Combination, unless such actions would result in a material adverse effect on Impax, Amneal or New Amneal;

•	There are limited circumstances in which Amneal may terminate the BCA;

•	An Outside Date of up to 12 months after the date of the BCA;

•	The BCA contains no financing condition;

•	Impax has the ability to specifically enforce Amneal’s obligations under the BCA, including Amneal’s obligations to consummate the Combination; and

•	The likelihood that the Combination will be consummated in a timely manner.

•	The reasonableness of the terms of the BCA, including Impax’s representations, warranties and covenants and the conditions to each party’s obligations.

•	The fact that the BCA provides appropriate fiduciary outs for the Impax Board given that the Combination did not arise from an auction process:

•	Impax is permitted, under certain circumstances, and subject to certain conditions, to furnish information to and conduct negotiations with a third party in connection with an unsolicited proposal that constitutes or is reasonably likely to lead to a Superior Proposal;

•	The Impax Board, subject to certain conditions, has the right to change its recommendation in support of the Combination in response to an Intervening Event (as defined on page 197);

•	The Impax Board has the right to terminate the BCA to enter into a definitive agreement related to a Superior Proposal, subject to giving Amneal notice and an opportunity to propose changes to the BCA, and the payment of the Termination Fee; and

•	The Termination Fee size is consistent with market practice and the Impax Board’s determination that it would not preclude or deter a willing and financially capable third party, were one to exist, from making a Superior Proposal following the announcement of the Combination.

•	The fact that a vote of the Impax Stockholders to approve the Combination Proposal is required under Delaware law, providing the Impax Stockholders with the ability to approve or disapprove the Combination.

•	The expectation that Impax Stockholders will not recognize gain or loss for U.S. federal income tax purposes as a result of the Combination.

•	The fact that the Impax Stockholders will retain significant governance protections as the holders of 25% of New Amneal’s interests, including, among other things:

•	The appointment of Paul M. Bisaro as Executive Chairman (or CEO if an Executive Event has occurred) and a director of New Amneal;

•	The appointment of Robert L. Burr, current chairman of the Impax Board, as a director on the New Amneal Board as Lead Independent Director;

•	The designation by Impax of three additional independent directors to the 11-member New Amneal Board;

•	The formation of a Conflicts Committee of the New Amneal Board that will be required to approve any related party transactions with the Amneal Group Members; and

•	The agreement by the Amneal Group Members to not acquire additional New Amneal stock or otherwise seek to exert influence over the voting of New Amneal Shares without the prior written consent of the Conflicts Committee until the earlier of three years following the Closing and when the Amneal Group Members cease to own at least 20% of the outstanding New Amneal Shares.

Risks and Potential Negative Factors

•	The fact that the Combination may not be completed in a timely manner, or at all, despite the parties’ efforts. Even if the requisite approval is obtained from the Impax Stockholders, if required antitrust approvals are not obtained or if obtaining antitrust approval would require the parties to take actions that would result in a material adverse effect on Impax, Amneal or New Amneal, none of the parties or their respective subsidiaries may agree to take, or take any action that has the effect of a Burdensome Condition (as defined on page 198) without the prior written consent of the other parties.

•	Despite the fact that, as of the date of this combined proxy statement/prospectus, no other potential counterparties made proposals to, or expressed any interest in any alternative transaction with, Impax following the report by the Wall Street Journal on September 21, 2017, that Impax was in talks to merge with Amneal and the fact that the BCA provides appropriate fiduciary outs for the Impax Board, the fact that Impax negotiated exclusively with Amneal rather than conducting a public or private “auction” or sales process of Impax.

•	The fact that New Amneal would be a controlled company, with the Amneal Group Members holding a majority interest in New Amneal and having the right to designate a majority of the New Amneal Board upon the Closing of the Combination. Further, the Amneal Group Members would have consent rights with respect to the following:

•	Certain corporate actions for so long as the Amneal Group Members beneficially own more than 25% of the New Amneal Shares. For more information see the section entitled “Ancillary Agreements Related to the Combination—Stockholders Agreement” beginning on page 206;

•	Certain transactions that would be taxable to the Amneal Group Members for so long as the Amneal Group Members beneficially own at least 10% of the New Amneal Shares or at least 45 million New Amneal Shares. For more information see the section entitled “—Stockholders Agreement—Restrictions on Transfers and Acquisitions” beginning on page 209; and

•	For so long as the Tax Receivable Agreement is in effect, (a) certain dispositions of assets held by Amneal or its subsidiaries prior to the Closing that would have a cumulative “amount realized” (as such term is defined for U.S. federal income tax purposes) for all such dispositions in any 12-month period in excess of $40,000,000, (b) acquisitions of any equity interests or assets of other business entities that could reasonably be expected to materially adversely affect any Amneal Group Members’ rights or obligations under the Tax Receivable Agreement (including the amount or timing of any payment thereunder) and (c) the entry into additional agreements with other persons that are not subordinate in right of payment to all payments to be made to Amneal Group Members under the Tax Receivable Agreement. For more information see section entitled “—Tax Receivable Agreement—Approvals by the Amneal Group Representative” beginning on page 216.

•	The costs to be incurred by Impax in connection with the Combination.

•	The risks and costs to Impax if the Combination is not completed, including the diversion of management and employee attention, potential employee attrition and the potential effect on Impax’s business and relations with customers, suppliers and vendors.

•	The restrictions on the conduct of Impax’s business prior to completion of the Combination, which could delay or prevent Impax from undertaking material strategic opportunities that might arise pending completion of the Combination to the detriment of the Impax Stockholders. For more information see the section entitled “The Business Combination Agreement—Operations of Impax and Amneal Pre-Closing” beginning on page 190.

•	The risk of not realizing all of the anticipated strategic and other benefits between Impax and Amneal, based on, without limitation, the challenges of combining the businesses, operations and workforces of Impax and Amneal, the risk that expected operating efficiencies and cost savings may not be realized or will cost more to achieve than anticipated, and the risk that divestitures required by antitrust authorities may decrease the anticipated strategic and other benefits of the Combination.

•	The fact that Impax’s directors and executive officers may have interests in the Combination that are different from, or in addition to, those of Impax Stockholders generally, including certain interests arising from the employment and compensation arrangements of Impax’s executive officers, and the manner in which they would be affected by the Combination. For more information see the section entitled “Directors and Executive Officers of New Amneal After the Combination” beginning on page 240.

•	The risk that investors may find it difficult to understand the “Up-C” acquisition structure.

•	The fact that the Tax Receivable Agreement will require New Amneal to share with Members (as defined on page 216) 85% of the value of the anticipated tax benefits to be derived from the “Up-C” acquisition structure. For more information see section entitled “Ancillary Agreements Related to the Combination—Tax Receivable Agreement” beginning on page 215.

Board of Managers of Amneal Reasons for the Combination

The following discussion sets forth material factors considered by the board of managers of Amneal (the “Amneal Board”) in reaching its determination to approve the BCA and the Combination; however, it may not include all of the factors considered by the Amneal Board. In light of the number and wide variety of factors considered in connection with its evaluation of the BCA and the Combination, the Amneal Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Amneal Board viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. In addition, individual managers may have given different weight to different factors.

In the course of reaching its decision to approve the BCA and the Combination, the Amneal Board consulted with Amneal’s senior management, financial and tax advisors and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:

Strategic Rationale

•	historical and current information concerning Amneal’s business, including its financial performance and condition, operations, management and competitive position;

•	the strength of the expected balance sheet of the Combined Company and the expected cash generating ability of the Combined Company;

•	the expectation that the Combination would be a higher probability and more cost-effective means to access capital than other options considered by the Amneal Board, including additional private financings or an initial public offering;

Liquidity and Access to Capital

•	the potential increased access to sources of capital and a broader range of investors to support the development and manufacture of its products following consummation of the Combination compared to if Amneal continued to operate as a privately held company;

•	the potential to provide the Existing Amneal Members with greater liquidity by owning equity securities exchangeable for publicly traded stock;

Strategic Alternatives

•	the Amneal Board’s belief that no alternatives to the Combination were reasonably likely to create greater value for the Existing Amneal Members, after reviewing the various financing and other strategic options to enhance member value that were considered by the Amneal Board;

Transaction Terms

•	the terms and conditions of the BCA, including, without limitation, the following:

•	the determination that the expected relative percentage ownership and voting rights of Impax Stockholders and the Existing Amneal Members in New Amneal was appropriate, in the judgment of the Amneal Board, based on the Amneal Board’s assessment of the approximate valuations of Amneal and Impax;

•	the expectation that the Combination will be treated as a reorganization for U.S. federal income tax purposes;

•	the limited number and nature of the conditions to the obligation of Impax to consummate the Combination;

•	the Amneal Board’s conclusion that the Termination Fee payable by Impax to Amneal or, in some circumstances the reimbursement of certain transaction expenses incurred in connection with the Combination of up to $15 million, and the circumstances when such Termination Fee may be payable, were reasonable; and

•	the belief that the other terms of the BCA, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•	the ability to obtain a NYSE listing and the fact that Holdco will be renamed Amneal Pharmaceuticals, Inc. upon the Closing;

•	the fact that the Combination may enable Impax Stockholders and the Existing Amneal Members to increase the value of their current share or unit holdings;

•	the fact that the New Amneal Board, immediately after the Closing, will include seven directors designated by Amneal (unless an Executive Event has occurred) and five directors designated by Impax, with Chirag Patel and Chintu Patel, Co-CEO of Amneal, serving as Co-Chairmen of the New Amneal Board and Paul M. Bisaro, Impax’s President and CEO, serving as the Executive Chairman and a director of New Amneal;

•	the Amneal Board’s belief that the “Up-C” structure will allow the Existing Amneal Members to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “passthrough” entity, for income tax purposes following the Combination; and

•	the likelihood that the Combination will be consummated in a timely manner.

Risks and Potential Negative Factors

The Amneal Board also considered a number of uncertainties and risks in its deliberations concerning the Combination and the other transactions contemplated by the BCA, including the following:

•	the possibility that the Combination might not be completed and the potential adverse effect of the public announcement of the Combination on the reputation of Amneal and the ability of Amneal to obtain financing in the future in the event the Combination is not completed;

•	the fact that the ratio of ownership and voting rights of New Amneal to be held by Impax Stockholders and the Existing Amneal Members is not subject to adjustment based on the price of Impax Shares, which the Amneal Board determined is appropriate to determine relative percentage ownership and voting rights of Impax’s and Amneal’s security holders;

•	the risk that the Combination might not be consummated in a timely manner or at all;

•	the expenses to be incurred in connection with the Combination and related administrative challenges associated with combining the companies;

•	the additional expenses and obligations to which Amneal’s business will be subject following the Combination that Amneal has not previously been subject to, and the operational changes to Amneal’s business, in each case that may result from being a public company;

•	the fact that the representations and warranties in the BCA do not survive the Closing and the potential risk of liabilities that may arise post-Closing;

•	the risk that the “Up-C” structure is a complex acquisition structure and it may be difficult for investors to understand; and

•	various other risks associated with the Combined Company and the Combination, including the risks described in the section entitled “Risk Factors” beginning on page 27.

The Amneal Board weighed the benefits, advantages and opportunities of the Combination against the uncertainties and risks described above, as well as the possible diversion of Amneal’s management’s attention for an extended period of time. After taking into account these and other factors, the Amneal Board approved and authorized the BCA and the Combination.

Unaudited Forecasted Financial Information

The unaudited prospective financial data presented below includes projections prepared by Impax management. Impax does not, as a matter of course, disclose long-term projections as to future revenues, earnings or other results due to, among other reasons, the unpredictability, uncertainty and subjectivity of the underlying assumptions and estimates. As a result, Impax does not endorse unaudited prospective financial information as a reliable indication of future results. Moreover, Impax’s internally prepared unaudited prospective financial information was based on estimates and assumptions made by management at the respective times of their preparation and speak only as of such times. Except as required by law, Impax has no obligation to update prospective financial data included in this combined proxy statement/prospectus. It has not done so and does not intend to do so.

The unaudited, non-public financial projections concerning Impax for the fiscal years 2017 through 2021 prepared by Impax management (the “Impax Management Projections”) were not prepared with a view to public disclosure and are included in this combined proxy statement/prospectus only because such information was made available, in whole or in part, to the Impax Board and Amneal in connection with their evaluation of the Combination and to Morgan Stanley for purposes of Morgan Stanley’s financial analyses and opinion (the “Morgan Stanley Opinion”), which is described in the section entitled “The Combination—Opinion of Impax’s Financial Advisor” beginning on page 98.

Certain publicly available projections concerning Impax (the “Impax Consensus Projections”) and certain unaudited, non-public financial projections concerning Amneal for the fiscal years 2017 through 2021 prepared by the management of Amneal, as adjusted by the management of Impax (the “Amneal Adjusted Projections”) were not prepared with a view to public disclosure and are included in this combined proxy statement/prospectus only because such information was made available, in whole or in part, to the Impax Board in connection with their evaluation of the Combination and to Morgan Stanley for purposes of the Morgan Stanley Opinion.

In addition, certain unaudited, non-public financial projections concerning New Amneal for the fiscal years 2017 through 2021 prepared by the management of Impax and the management of Amneal, as adjusted by Morgan Stanley at Impax’s direction (the “New Amneal Projections”) were not prepared with a view to public disclosure and are included in this combined proxy statement/prospectus only because such information was made available, in whole or in part, to the Impax Board in connection with their evaluation of the Combination. The New Amneal Projections reflect certain estimates relating to certain synergies anticipated to result with respect to New Amneal from the Combination prepared by the management of Impax and the management of Amneal (the “Synergies” and, together with the Impax Management Projections, the Impax Consensus Projections, the Amneal Adjusted Projections and the New Amneal Projections, the “Projections”), which were also not prepared with a view to public disclosure and are included in this combined proxy statement/prospectus only because such information was made available, in whole or in part, to the Impax Board and Amneal in connection with their evaluation of the Combination and to Morgan Stanley for purposes of the Morgan Stanley Opinion.

Since the Projections cover multiple years, such information by its nature becomes less predictive with each successive year. Impax Stockholders are urged to review the risks and other factors described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 26 and 27, respectively. The Projections were not prepared with a view to compliance with GAAP, the published guidelines of the SEC regarding projections and forward-looking statements, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

Neither Impax’s independent registered public accounting firm, nor any other independent registered public accounting firm, has compiled, examined, or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The Projections were prepared solely for the internal use of Impax, Amneal and their respective financial advisors and are subjective in many respects.

The development of the Projections entailed numerous assumptions about Impax’s and Amneal’s industry, markets, products and services at a point in time. Although the Projections are presented with numerical specificity, the Projections reflect assumptions, estimates and judgments as to future events made by the management of Impax and Amneal that they believed were reasonable at the time the Projections were prepared, taking into account the relevant information available to Impax’s and Amneal’s respective management teams at the time.

Important factors that may affect actual results and cause the results to be different from the Projections include: the ultimate timing, outcome and results of integrating the operations of Impax and Amneal; general economic, regulatory and industrial conditions; changes in customer behavior; accuracy of certain accounting assumptions; changes in actual or projected cash flows; competitive pressures in the pharmaceutical industry; changes in the demand for or price of pharmaceutical products; changes in tax laws or accounting rules; changes in government regulations and regulatory requirements; pharmaceutical drug testing and licensing and distribution requirements; impairment of Intellectual Property; and other matters described in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 27 and 26, respectively. In addition, the Projections do not take into account any circumstances or events occurring after the date that they were prepared and, accordingly, do not give effect to the Combination or any changes to Impax’s, Amneal’s or New Amneal’s operations or strategy that may be implemented after completion of the Combination. For the aforementioned reasons, the inclusion of the Projections in this combined proxy statement/prospectus should not be regarded as an indication that Impax or any of its respective affiliates, officer, directors, partners, advisors or other representatives considered, or now considers, it to be necessarily predictive of actual future results, and should not be relied on as such. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

No representation is made by Impax or any other person to any Impax Stockholder regarding the ultimate performance of Impax compared to the information included in the Projections set forth below. The Projections are not included in this combined proxy statement/prospectus in order to induce any Impax Stockholder to vote in favor of the Combination or any of the other proposals to be voted on at the Special Meeting or to influence any Impax Stockholder to make any investment decision with respect to the Combination. Except to the extent required by applicable federal securities laws, Impax and New Amneal do not intend, and expressly disclaim any responsibility, to update or otherwise revise the Projections to reflect circumstances existing after October 5, 2017, the date when the Projections were prepared, or to reflect the occurrence of future events even in the event that any of the assumptions underlying the Projections are shown to be in error.

In light of the foregoing factors and the uncertainties inherent in the Projections, Impax Stockholders are cautioned not to unduly rely on the Projections included in this combined proxy statement/prospectus.

Certain of the measures included in the Projections may be considered non-GAAP financial measures, as noted below. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Impax are not reported by all of Impax’s competitors in the pharmaceutical industry and may not be comparable to similarly titled amounts used by other companies. Impax encourages you to review all of its financial statements included in the sections entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and “Comparative Historical and Unaudited Pro Forma Per Share Financial Information” beginning on pages 167 and 66, respectively, in their entirety and to not rely on any single financial measure.

The following table presents a summary of the Impax Management Projections.

	Impax Management Projections for Impax Fiscal Year December 31
($ in millions)	2017E	2018E	2019E	2020E	2021E
Revenues	$819	$885	$872	$891	$968
Adjusted EBITDA(1)	$168	$209	$249	$275	$316
CapEx(2)	($30)	($35)	($40)	($45)	($50)
Unlevered Free Cash Flow(3)	N/A	$49	$89	$119	$125

The following table presents a summary of the Impax Consensus Projections.

	Certain Public Projections for Impax Fiscal Year December 31
($ in millions)	2017E	2018E	2019E	2020E
Revenues	$801	$855	$900	$926
Adjusted EBITDA(1)	$153	$189	$227	$262

The following table presents a summary of the Amneal Adjusted Projections.

	Amneal-Prepared, Impax Management-Adjusted Projections for Amneal Fiscal Year December 31
($ in millions)	2017E	2018E	2019E	2020E	2021E
Revenues(a)	$1,037	$1,299	$1,496	$1,710	$1,848
Adjusted EBITDA(1)	$340	$459	$586	$738	$851
CapEx(2)	($110)	($60)	($60)	($60)	($60)
Unlevered Free Cash Flow(3)	N/A	$100	$177	$300	$471

(a)	Amneal standalone revenue excludes contribution from biosimilar commercial agreement. The financial impact of the agreement is reflected in Amneal standalone adjusted EBITDA and unlevered free cash flow, as well as New Amneal adjusted EBITDA.

The following table presents a summary of the New Amneal Projections.

	Impax Management Projections for New Amneal Fiscal Year December 31
($ in millions)	2017E	2018E	2019E	2020E	2021E
Revenues	$1,856	$2,185	$2,368	$2,601	$2,817
Adjusted EBITDA(1)(4)	$507	$747	$961	$1,213	$1,367

(1)	Adjusted EBITDA as used by Impax is defined as EBITDA plus adjustments for (x) certain expenses such as those related to share-based compensation, business development, legal activities and plant closures and (y) impairment charges and inventory and other reserves. Adjusted EBITDA is a non-GAAP financial measure, as it excludes amounts, or is subject to adjustments that effectively exclude amounts, included in the most directly comparable measure calculated and presented in accordance with GAAP in financial statements. Adjusted EBITDA was used by Impax management to provide additional information in order to provide them with an alternative method for assessing Impax’s financial condition and operating results (including in comparison to other similar companies). These measures are not in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies. Adjusted EBITDA should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP or as a measure of a company’s profitability or liquidity.

(2)	Capital expenditure, or CapEx, as used by Impax is defined as expenditures used to acquire or upgraded physical assets such as property, industrial buildings or equipment.

(3)	Unlevered Free Cash Flow as used by Impax is calculated as tax-affected earnings before interest and taxes and after stock-based compensation expense, plus depreciation and amortization, less capital expenditures and adjusted for changes in working capital and certain milestone payments. Unlevered Free Cash Flow was used by Impax management to provide additional information with respect to available cash and liquidity. These measures are not in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies. Unlevered Free Cash Flow should not be considered in isolation or as a substitute for cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP or as a measure of a company’s profitability or liquidity.

(4)	Adjusted EBITDA for New Amneal as used by Impax in the New Amneal Projections includes annual run-rate Synergies of $200 million in the form of expected reductions in operating costs and improvements in gross margin resulting from the proposed Combination and reflects a phase-in of Synergies over three years of $80 million in 2018, $125 million in 2019 and $200 million in 2020. 2017 Adjusted EBITDA for New Amneal excludes any impact of Synergies.

IMPAX DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED FORECASTED FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FORECASTED FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Opinion of Impax’s Financial Advisor

Morgan Stanley was retained by Impax to act as its financial advisor and to render a financial opinion in connection with the proposed Combination. Impax selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and experience in recent transactions in Impax’s industry and its knowledge of Impax’s business and affairs. On October 16, 2017, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, to the Impax Board to the effect that, as of such date and based upon and subject to the various assumptions, procedures, matters, qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the consideration to be received by the holders of Impax Shares (other than Cancelled Shares) pursuant to the BCA was fair from a financial point of view to such holders.

The full text of Morgan Stanley’s written opinion to the Impax Board dated October 17, 2017, is attached to this combined proxy statement/prospectus as Annex H, and is incorporated by reference herein in its entirety. Impax Stockholders should read the opinion in its entirety for a discussion of the assumptions, procedures, matters, qualification and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion was directed to the Impax Board and addressed only the fairness from a financial point of view, as of the date of the opinion, to the holders of Impax Shares (other than Cancelled Shares) of the consideration to be received by such holders pursuant to the BCA. Morgan Stanley’s opinion did not address any other aspects of the Combination and did not and does not constitute a recommendation as to how Impax Stockholders should vote at the Special Meeting to be held in connection with the Combination.

In arriving at its opinion, Morgan Stanley:

1.	reviewed certain publicly available financial statements and other business and financial information of Impax;

2.	reviewed certain publicly available business information of Amneal;

3.	reviewed certain internal financial statements and other financial and operating data concerning Impax and Amneal, respectively;

4.	reviewed Impax Management Projections and the Impax Consensus Projections (collectively, the “Impax Projections”), as more fully described in the section entitled “The Combination—Unaudited Forecasted Financial Information” beginning on page 95;

5.	reviewed the Amneal Adjusted Projections;

6.	reviewed the Synergies, as more fully described in the section entitled “The Combination—Unaudited Forecasted Financial Information” beginning on page 95;

7.	discussed the past and current operations and financial condition and the prospects of Impax and Amneal with senior executives of Impax and Amneal;

8.	reviewed the pro forma impact of the Combination on Impax’s earnings per share;

9.	reviewed the reported prices and trading activity for Impax Shares;

10.	compared the financial performance of Impax and the prices and trading activity of Impax Shares with that of certain other publicly-traded companies comparable with Impax, and their securities;

11.	reviewed the financial terms, to the extent publicly available, of certain precedent generic pharmaceuticals transactions;

12.	reviewed published estimates of independent research analysts with respect to the future financial performance and price targets of Impax;

13.	participated in discussions and negotiations among representatives of Impax and Amneal and their financial and legal advisors;

14.	reviewed the BCA and certain related documents; and

15.	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Impax and Amneal, and formed a substantial basis for its opinion. At Impax’s direction, Morgan Stanley’s analysis relating to the business and financial prospects of Impax and Amneal for purposes of Morgan Stanley’s opinion were made on the bases of the Impax Projections, the Amneal Adjusted Projections and the Synergies. With respect to the Impax Management Projections, Morgan Stanley assumed with Impax’s consent that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Impax of the future financial performance of Impax. With respect to the Impax Consensus Projections, Morgan Stanley assumed with Impax’s consent that they represented reasonable estimates and judgments with respect to the future financial performance of Impax. With respect to the Amneal Adjusted Projections, Morgan Stanley assumed with Impax’s consent that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective management of Impax and Amneal of the future financial performance of Amneal. With respect to the Synergies, Morgan Stanley assumed with Impax’s consent that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective management of Impax and Amneal of the synergies anticipated to result from the Combination. Morgan Stanley expressed no view as to the Impax Projections, the Amneal Adjusted Projections or the Synergies, nor the assumptions on which they were based.

In addition, Morgan Stanley assumed, with Impax’s consent, that the combination will be consummated in accordance with all applicable laws and regulations and in accordance with the terms set forth in the BCA without any waiver, amendment or delay of any terms or conditions and that the definitive BCA would not differ in any respect material to Morgan Stanley’s analysis from the draft thereof furnished to Morgan Stanley. Morgan

Stanley assumed, with Impax’s consent, that in connection with the receipt of any governmental, regulatory or other approvals, consents or agreements required in connection with the Combination, no delays, limitations, conditions or restrictions would be imposed that would have an adverse effect on Impax, Amneal, their respective subsidiaries, or the contemplated benefits expected to be derived in the Combination. Morgan Stanley noted that it is not a legal, tax, regulatory or actuarial advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Impax and its legal, tax, regulatory or actuarial advisors with respect to legal, tax, regulatory or actuarial matters.

Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of any compensation to be paid to any officers, directors or employees of Impax, or any class of such persons, relative to the Merger Consideration to be received by the holders of Impax Shares (other than Cancelled Shares) in the Combination. Morgan Stanley noted that it did not make any independent valuation or appraisal of the assets or liabilities of Impax or Amneal, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, October 16, 2017. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Morgan Stanley’s opinion was limited to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of Impax Shares (other than Cancelled Shares) pursuant to the BCA. Morgan Stanley was not requested to opine as to, and its opinion did not in any manner address, Impax’s underlying business decision to proceed with or effect the transactions contemplated by the BCA, or the likelihood that the Combination is consummated. Morgan Stanley’s opinion did not address the relative merits of the Combination as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion to the Impax Board. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Unless stated otherwise, the following quantitative information, to the extent that it is based on market data, is based on market data as of October 13, 2017, which was the last trading day immediately preceding the October 16, 2017 presentation by Morgan Stanley to the Impax Board, and is not necessarily indicative of current market conditions. In performing its financial analyses summarized below and in arriving at its opinion, at Impax’s direction, Morgan Stanley used and relied upon the Impax Projections and the Amneal Adjusted Projections.

Some of the financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion.

Analyses Relating to Impax

Comparable Company Analysis

Morgan Stanley performed a comparable company trading analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared, using publicly available information and other financial and operating data, certain future financial information for Impax with corresponding future financial information, ratios and public market multiples for publicly traded companies in the generic pharmaceuticals space that shared certain similar business and operating characteristics to Impax.

These companies were chosen based on Morgan Stanley’s knowledge of the industry and because they have businesses that may be considered similar to Impax’s. Although none of such companies are identical or directly comparable to Impax, these companies are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size and scale of business, that, for purposes of its analysis, Morgan Stanley considered similar to Impax. The comparable companies include all generic pharmaceutical companies, excluding captives, that are publicly traded in the U.S. and have revenues comparable to, or greater than, Impax’s revenues.

For purposes of this analysis, Morgan Stanley analyzed the following ratios of aggregate value (“AV”), which Morgan Stanley defined as fully diluted market capitalization plus net debt, to estimated calendar year 2018 Adjusted EBITDA, based on publicly available financial information as of October 13, 2017.

Comparable Company Multiples

Comparables	AV ($MM)	EBITDA CY2018E ($MM)	AV / Adjusted EBITDA CY2018E
Mylan N.V.	34,866	4,235	8.2x
Teva Pharmaceutical Industries Ltd.	54,964	6,226	8.8x
Perrigo Company plc	15,475	1,148	13.5x
Endo International plc	9,507	1,345	7.1x
Mean			9.4x
Median			8.5x

Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected a representative range of AV to estimated calendar year 2018 Adjusted EBITDA multiples of the comparable companies and applied this range of multiples to the relevant Impax financial statistics based on the Impax Consensus Projections and Impax Management Projections. Morgan Stanley calculated a range of estimated implied values per Impax Share, rounded to the nearest $0.25 per share, and a range of implied equity values of Impax, rounded to the nearest $10,000,000, as follows:

Comparable Company Multiples

Benchmark	Range of Comparable AV / Adjusted EBITDA Multiples	Implied Value Per Share Range for Impax	Implied Equity Value of Impax
Impax Management Projections	8.0x - 11.0x	$12.25 - $20.50	$920,000,000 - $1,550,000,000
Impax Consensus Projections	8.0x - 11.0x	$10.00 - $17.50	$760,000,000 - $1,330,000,000

Morgan Stanley compared this per share range to the closing trading price of Impax Shares on October 13, 2017, which was the last trading day immediately preceding the October 16, 2017 presentation by Morgan Stanley to the Impax Board, of $20.80, and the closing trading price of Impax Shares on August 30, 2017, which was the last trading day before Shanghai Fosun Pharmaceuticals Co Ltd disclosed a passive 5.19% stake in Impax, of $17.95.

No company utilized in the comparable company analysis is identical to Impax. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond the control of Impax. These include, among other things, comparable company growth, the impact of competition on the businesses of Impax and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Impax or the industry, or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using comparable company data.

Precedent Transactions Analysis

Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms of selected transactions. Morgan Stanley selected certain generic pharmaceuticals transactions since 2011 for which relevant financial information was publicly available.

For these transactions, Morgan Stanley reviewed the purchase price paid and calculated the ratio of the AV of each transaction to the estimated last twelve months (“LTM”) EBITDA, based on publicly available financial information. Morgan Stanley reviewed the following transactions in connection with this analysis:

Precedent Transaction Multiples

Announce Date	Acquiror	Target	AV ($MM)	LTM EBITDA ($MM)	AV / LTM EBITDA
4/24/2017	Fresenius Kabi	Akorn	4,889	509	9.6x
4/20/2017	Sawai	Upsher-Smith	1,050	157	6.7x
11/2/2016	Aceto	Citron/Lucid	412	40	10.3x
9/2/2015	Lannett	Kremers Urban	1,230	133	9.2x
7/27/2015	Teva	Allergan (Actavis Generics)	40,500	2,700	15.0x
5/18/2015	Endo	Par Pharmaceuticals	8,050	459	17.5x
11/7/2014	Advent	Kremers Urban	1,525	173	8.8x
10/9/2014	Impax	CorePharma	700	83	8.5x
8/27/2013	Akorn	Hi-Tech	540	49	11.1x
7/16/2012	TPG	Par Pharmaceuticals	1,975	235	8.4x
5/2/2012	Novartis	Fougera	1,525	173	8.8x
4/25/2012	Watson	Actavis Generics	5,700	406	14.0x
1/20/2011	Perrigo	Paddock Labs	540	54	~10.0x
	Mean				10.6x
	Median				9.6x

These transactions varied significantly based upon company scale, product mix, and geography. Based on its professional judgment and taking into consideration, among other things, the observed multiples for the selected transactions listed above, Morgan Stanley selected representative ranges of financial multiples of the transactions and applied these ranges of financial multiples to the relevant financial statistic for Impax. Morgan Stanley applied an AV / LTM Adjusted EBITDA multiple range from 9.0x to 14.0x to Impax’s LTM Adjusted EBITDA (as of September 30, 2017). Based on this analysis, Morgan Stanley derived a range of implied equity values per Impax Share of $8.50 to $18.50, rounded to the nearest $0.25 per share, and a range of implied equity values of Impax of $630,000,000 to $1,400,000,000, rounded to the nearest $10,000,000.

Morgan Stanley compared this per share range to the closing trading price of Impax Shares on October 13, 2017, which was the last trading day immediately preceding the October 16, 2017 presentation by Morgan Stanley to the Impax Board, of $20.80, and the closing trading price of Impax Shares on August 30, 2017, which was the last trading day before Shanghai Fosun Pharmaceuticals Co Ltd disclosed a passive 5.19% stake in Impax, of $17.95.

No company or transaction utilized in the precedent transaction analysis is identical to Impax or the combination. In evaluating the selected precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, that are beyond the control of Impax, such as the impact of competition on the business of Impax or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Impax or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis for Impax, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of a company.

Morgan Stanley calculated a range of implied values per Impax Share based on estimates of future cash flows for calendar years 2018 through 2021. Morgan Stanley performed this analysis on the estimated cash flows contained in the Impax Management Projections. Morgan Stanley first calculated the estimated unlevered free cash flows (calculated as tax-affected earnings before interest and taxes and after stock-based compensation expense, plus depreciation and amortization, less capital expenditures and adjusted for changes in working capital, in each case based on guidance from Impax’s management). Morgan Stanley then calculated a terminal value for Impax as of December 31, 2021, by applying a range of perpetual growth rates of 0% to 1.0%, selected based on Morgan Stanley’s experience and professional judgment. The unlevered free cash flows from calendar years 2018 to 2021 and the terminal value were then discounted to present values using a range of discount rates of 6.8% to 8.1% (which Morgan Stanley derived based on Impax’s assumed weighted average cost of capital using its experience and professional judgment), to calculate an implied aggregate value for Impax. Morgan Stanley then adjusted the total implied aggregate value ranges by Impax’s net debt as of September 30, 2017 as provided by Impax’s management and divided the resulting implied total equity value ranges by Impax’s fully diluted shares outstanding as provided by Impax’s management.

Based on the above-described analysis, Morgan Stanley derived a range of implied equity value per Impax Share of $14.00 per share to $23.00 per share, rounded to the nearest $0.25 per share, and a range of implied equity values of Impax of $1,060,000,000 to $1,750,000,000, rounded to the nearest $10,000,000. Morgan Stanley compared this per share range to the closing trading price of Impax Shares on October 13, 2017, which was the last trading day immediately preceding the October 16, 2017 presentation by Morgan Stanley to the Impax Board, of $20.80, and the closing trading price of Impax Shares on August 30, 2017, which was the last trading day before Shanghai Fosun Pharmaceuticals Co Ltd disclosed a passive 5.19% stake in Impax, of $17.95.

Historical Trading Ranges

Morgan Stanley reviewed the historical trading data of shares of Impax Shares for the 52-week period ending October 13, 2017, and noted that, during such period, the maximum intraday trading price for Impax Shares was $25.75 and the minimum intraday trading price for Impax Shares was $7.75, in each case, rounded to the nearest $0.25 per share.

Morgan Stanley also noted that the closing trading price for Impax Shares on October 13, 2016, the last day of trading prior to the Impax Board presentation, was $20.80, and the closing trading price for Impax Shares on August 30, 2017, the last trading day before Shanghai Fosun Pharmaceuticals Co Ltd disclosed a passive 5.19% stake in Impax, was $17.95. Morgan Stanley also noted that the 30-day VWAP (as defined below), as of August 30, 2017, the last trading day before Shanghai Fosun Pharmaceuticals Co Ltd disclosed a passive 5.19% stake in Impax, was $17.74. The “volume weighted average price” (“VWAP”) during a reference period, which is a measure of the average price of a share of stock over a given period of time.

Morgan Stanley noted that the historical trading ranges were presented for reference purposes only and were not relied upon for valuation purposes.

Equity Research Analysts’ Price Targets

Morgan Stanley reviewed the undiscounted price targets for shares of Impax Shares prepared and published by 12 equity research analysts that had been published during the time period August 9, 2017 through August 30, 2017. These targets generally reflect each analyst’s estimate of the future public market trading price of Impax Shares. The range of equity analyst undiscounted price targets for Impax Shares was $12.00 per share to $21.00 per share, rounded to the nearest $0.25 per share. Morgan Stanley also noted that the median of equity analyst undiscounted price targets for Impax Shares was $18.50.

In order to better compare the equity analysts’ stock price targets with the combination consideration, based on its professional judgment and experience, Morgan Stanley discounted each analyst’s price target to present value by applying, for a one year discount period, an illustrative discount rate of 9.5%, which was selected by Morgan Stanley based on Impax’s assumed cost of equity of 9.5%. This analysis resulted in a discounted analyst price target range for Impax Shares of $11.00 per share to $19.25 per share, rounded to the nearest $0.25 per share.

Morgan Stanley also noted that the closing trading price for shares of Impax Shares on October 13, 2016, the last day of trading prior to the Impax Board presentation, was $20.80, and the closing trading price for shares of Impax Shares on August 30, 2017, the last trading day before Shanghai Fosun Pharmaceuticals Co Ltd disclosed a passive 5.19% stake in Impax, was $17.95.

The price targets published by equity research analysts do not necessarily reflect current market trading prices for Impax Shares and these estimates are subject to uncertainties, including the future financial performance of Impax and future financial market conditions.

Morgan Stanley noted that the equity research analysts’ price targets were presented for reference purposes only and were not relied upon for valuation purposes.

Analyses Relating to Amneal

Comparable Company Analysis

Morgan Stanley performed a comparable company trading analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared, using publicly available financial information and other financial and operating data, certain future financial information for Amneal with corresponding future financial information, ratios and public market multiples for publicly traded companies in the generic pharmaceuticals and contract drug manufacturing organization (“CDMO”) space that shared certain similar business and operating characteristics to Amneal.

These companies were chosen based on Morgan Stanley’s knowledge of the industry and because they have businesses that may be considered similar to Amneal’s business. Although none of such companies are identical or directly comparable to Amneal, these companies are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size and scale of business, that, for purposes of its analysis, Morgan Stanley considered similar to Amneal. The comparable companies include (i) all generic pharmaceutical companies, excluding captives, that are publicly traded in the U.S. and have revenues comparable to, or greater than, Amneal’s revenues and (ii) certain contract drug manufacturing organizations that, in Morgan Stanley’s professional judgment, share certain similar business and operating characteristics to Amneal.

For purposes of this analysis, Morgan Stanley analyzed the following ratios of AV, which Morgan Stanley defined as fully diluted market capitalization plus net debt, as of October 13, 2017 (or, in the case of Impax, market capitalization as of August 30, 2017, which was the last trading day before Shanghai Fosun Pharmaceuticals Co Ltd disclosed a passive 5.19% stake in Impax, and net debt as of September 30, 2017) to estimated calendar year 2018 Adjusted EBITDA.

Comparable Company Multiples

Comparables	AV ($MM)	EBITDA CY2018E ($MM)	AV / Adjusted EBITDA CY2018E
Generic Pharmaceuticals
Mylan N.V.	34,866	4,235	8.2x
Teva Pharmaceutical Industries Ltd.	54,964	6,226	8.8x
Perrigo Company plc	15,475	1,148	13.5x
Endo International plc	9,507	1,345	7.1x
Impax (Impax Consensus Projections)	2,109	189	11.2x
CDMO
Lonza Group	24,460	1,696	14.4x
Catalent, Inc.	7,072	512	13.8x
Cambrex Corporation	1,743	192	9.1x
Mean			10.8x
Median			10.1x

Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected a representative range of AV to estimated calendar year 2018 Adjusted EBITDA multiples of the comparable companies and applied this range of multiples to the relevant Amneal financial statistics based on the Amneal Adjusted Projections. Morgan Stanley calculated a range of estimated AVs and implied equity values of Amneal, in each case, rounded to the nearest $10,000,000, as follows:

Comparable Company Multiples

Benchmark	Range of Comparable AV / Adjusted EBITDA Multiples	Aggregate Value of Amneal		Implied Equity Value of Amneal
Amneal Adjusted Projections	10.0x - 13.0x	$ $	4,590,000,000 - 5,960,000,000	$ $	2,990,000,000 - 4,360,000,000

No company utilized in the comparable company analysis is identical to Amneal. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond the control of Amneal. These include, among other things, comparable company growth, the impact of competition on the businesses of Amneal and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Amneal or the industry, or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using comparable company data.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis for Amneal, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of a company.

Morgan Stanley calculated a range of implied values of Impax based on estimates of future cash flows for calendar years 2018 through 2021. Morgan Stanley performed this analysis on the estimated cash flows contained in the Amneal Adjusted Projections. Morgan Stanley first calculated the estimated unlevered free cash flows (calculated as tax-affected earnings before interest and taxes and after stock-based compensation expense, plus depreciation and amortization, less capital expenditures and adjusted for changes in working capital and certain milestone payments, in each case based on guidance from Impax’s management). Morgan Stanley then calculated a terminal value for Amneal as of December 31, 2021, by applying perpetual growth rates of 0% to 1.0%, selected based on Morgan Stanley’s experience and professional judgment. The unlevered free cash flows from calendar years 2018 to 2021 and the terminal value were then discounted to present values using a range of discount rates of 6.8% to 8.1% (which Morgan Stanley derived based on Amneal’s assumed weighted average cost of capital using its experience and professional judgment), to calculate an implied aggregate value for Amneal. Morgan Stanley then adjusted the total implied aggregate value ranges by Amneal’s net debt as of September 30, 2017 as provided by Amneal’s management.

Based on the above-described analysis, Morgan Stanley derived a range of AVs of Amneal of $5,600,000,000 to $7,810,000,000 and implied equity values of Amneal of $4,000,000,000 to $6,210,000,000, in each case, rounded to the nearest $10,000,000.

Relative Contribution Analysis

Using the implied equity value ranges for Impax and Amneal indicated in the respective comparable companies and discounted cash flow analyses, Morgan Stanley calculated ranges of implied Impax value contribution to the Combined Company’s equity value by using (a) the high end of the implied equity value reference range for Amneal plus the low end of the implied equity value reference range for Impax and subsequently dividing the low end of the implied equity value reference range for Impax by such sum and (b) the low end of the implied equity value reference range for Amneal plus the high end of the implied equity value reference range for Impax and subsequently dividing the high end of the implied equity value reference range for Impax by such sum. This analysis indicated the following implied Impax value contribution ranges, as compared to the 25% ownership of the Combined Company by Impax Stockholders provided for in the Combination:

Implied Impax Value Contribution Ranges

Benchmark	Implied Impax Equity Value ($MM)	Implied Amneal Equity Value ($MM)	Implied Impax Valuation Contribution
Comparable Companies Analysis (Impax Management Projections to Amneal Adjusted Projections)	920 - 1,550	2,990 - 4,360	17% - 34%
Comparable Companies Analysis (Impax Consensus Projections to Amneal Adjusted Projections)	760 - 1,330	2,990 - 4,360	15% - 31%
Discounted Cash Flow Analysis	1,060 - 1,750	4,000 - 6,210	15% - 30%

Pro Forma Merger Analysis

Using the Impax Management Projections, the Impax Consensus Projections and the Amneal Adjusted Projections, and making certain adjustments to reflect assumptions regarding Synergies (as described in footnote 4 in the section entitled “The Combination—Unaudited Forecasted Financial Information” beginning on page 95), refinancing of existing Impax and Amneal debt and related transaction fees, and assuming a closing at year-end 2017, Morgan Stanley performed a pro forma analysis of the financial impact of the Combination on Impax’s estimated earnings per share for calendar years 2018, 2019 and 2020. Based on this analysis, but excluding non-recurring integration costs, the proposed combination would be accretive to Impax’s estimated earnings per share for calendar years 2018 through 2020 (as reflected in the Impax Management Projections and the Impax Consensus Projections).

General

In connection with the review of the Combination by the Impax Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described should not be taken to be Morgan Stanley’s view of the actual value of Impax. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Impax. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the consideration to be received by the holders of Impax Shares (other than Cancelled Shares) pursuant to the BCA and in connection with the delivery of its opinion, dated October 17, 2017, to the Impax Board. These analyses do not purport to be appraisals or to reflect the prices at which Impax Shares might actually trade.

The consideration to be received by the holders of Impax Shares (other than Cancelled Shares) pursuant to the BCA was determined through arm’s-length negotiations between Impax and Amneal and was unanimously approved by the Impax Board. Morgan Stanley provided advice to the Impax Board during these negotiations but did not, however, recommend any specific consideration to Impax or the Impax or Board or that any specific consideration constituted the only appropriate consideration for the combination.

Morgan Stanley’s opinion and its presentation to the Impax Board was one of many factors taken into consideration by the Impax Board in deciding to approve, adopt and authorize the BCA and the transactions contemplated thereby. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Impax Board with respect to the consideration pursuant to the BCA or of whether the Impax Board would have been willing to determine that a different consideration was fair. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

The Impax Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Morgan Stanley’s securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of Impax, Amneal, or any other company, or any currency or commodity, that may be involved in the combination, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the senior management of Impax and the Impax Board with financial advisory services and a financial opinion, described in this section and attached to this combined proxy statement/prospectus as Annex H, in connection with the Combination, and Impax has agreed to pay Morgan Stanley a fee for its services, $4,000,000 of which became payable upon delivery of its financial opinion and $16,000,000 of which is payable if the Combination is consummated. Impax has also agreed to reimburse Morgan Stanley for its reasonable and documented expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, Impax has agreed to indemnify Morgan Stanley and its affiliates, their respective officers, directors, employees and agents, and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain losses, claims, damages and liabilities, including liabilities under the federal securities laws, related to, arising out of or in connection with Morgan Stanley’s engagement.

In the two years prior to the date of its opinion, except for certain financial advisory services provided to Impax in relation to the March 2017 meeting of the Impax Board, for which no fees were paid to Morgan Stanley, and its current engagement, Morgan Stanley and its affiliates had not been engaged on any financial advisory or financing assignments for Impax, Amneal or any of their respective affiliates and had not received any fees for such services from any such parties during this time. Morgan Stanley and its affiliates may in the future seek to provide other financial advisory and financing services to Impax, Amneal and their respective affiliates, and would expect to receive fees for the rendering of these services.

Accounting Treatment

In accordance with GAAP, the Combination will be accounted for as a business combination under the acquisition method of accounting in accordance with Financial Accounting Standards Board’s Accounting Standards Codification Topic 805 Business Combinations, with Amneal treated as the “acquirer” and Impax treated as the “acquired” company for financial reporting purposes. Accordingly, the assets and liabilities of Impax will be recorded, as of the Closing, at their respective fair values, with the excess of purchase price over the fair value of the identifiable net assets recorded as goodwill. The reported financial condition and results of operations of New Amneal issued after the Closing will only reflect the assets, liabilities and results of operations of Amneal (as the predecessor to New Amneal) through the date of the Closing. The assets, liabilities and results of operations of Impax (including the impact of purchase accounting, which will result in increased amortization and depreciation expense for acquired assets, among other impacts) will only be reflected from the date of the Closing and forward. New Amneal’ assets, liabilities and results of operations will not be restated retroactively to reflect the historical financial position or results of operations of Impax.

Consent Solicitation and Tender Offer for Impax Convertible Notes

Pursuant to the terms of the BCA, Impax agreed to use its reasonable best efforts to, if requested by Amneal, commence a consent solicitation with respect to one or more covenants in the the Indenture. Upon the request of Amneal, Impax undertook the Consent Solicitation to effect the Proposed Amendments. Impax received requisite consents for the Proposed Amendments and on November 6, 2017, Impax entered into the First Supplemental Indenture.

Delisting and Deregistration of Impax Shares; Listing of New Amneal Shares

Impax and Amneal will cooperate and use their respective reasonable best efforts to cause the delisting of Impax Shares from the NASDAQ and the deregistration of such shares under the Exchange Act as promptly as practicable following the Closing in compliance with applicable law.

Prior to the Closing, Impax and Amneal will use reasonable best efforts to cause the shares of Class A Common Stock to be issued in connection with the Holdco Share Issuances (as defined on pages 200-201) to be approved for listing on the NYSE under the ticker symbol AMRX (or if such ticker symbol becomes unavailable, such other ticker symbol as may be agreed upon in writing by the parties).

For a more detailed summary of the delisting and deregistration of Impax Shares, see the section entitled “The Business Combination Agreement—Delisting and Deregistration of Impax Shares” beginning on page 200. For a more detailed summary of the listing of New Amneal Shares, see the section entitled “The Business Combination Agreement—Listing of New Amneal Shares” beginning on page 200.

Litigation Relating to the Combination

In connection with the Combination, two class action lawsuits have been filed in the Northern District of California.

December 12, 2017: Vana v. Impax Laboratories Inc., et. al., Case No. 3:17-cv-07079 (“Vana”)

December 14, 2017: Stone v. Benet, et. al., Case No. 3:17-cv-07123-SI (“Stone”)

The complaints generally allege that the Registration Statement contains false and misleading statements and/or omissions concerning the financial projections of Impax, Amneal, and New Amneal; Morgan Stanley & Co. LLC’s valuation analyses and Fairness Opinions relating to Impax and Amneal; potential conflicts of interest associated with one of Impax’s financial advisors and the Combination; and background information of the Combination, including confidentiality agreements entered into by Impax in connection with the Combination. Both complaints assert violations of Section 14(a) of the Securities Exchange Act of 1934 and Rule 14a-9 (“Section 14(a)”) against Impax and certain Impax directors (Benet, Bisaro, Buchi, Burr, Chao, Pendergast, Terreri, and Vergis), and violations of Section 20(a) of the Securities Exchange Act of 1934 (“Section 20(a)”) against certain Impax directors in connection with the Combination. The Vana complaint names Amneal in its Section 20(a) cause of action, and the Stone complaint includes additional Impax’s subsidiaries (Atlas Holdings, Inc., K2 Merger Sub Corporation), and Amneal in the Section 14(a) cause of action.

Both of the complaints seek, among other things, equitable relief to enjoin the consummation of the Combination, damages in an amount to be proven at trial, and attorneys’ fees and costs.

MATERIAL TAX CONSEQUENCES OF THE COMBINATION

This discussion addresses the material U.S. federal income tax consequences to U.S. holders (as defined below) of exchanging Impax Shares for Class A Common Stock in the Impax Merger. The discussion is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.

For purposes of this discussion, we use the term “U.S. holder” to mean:

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion applies only to Impax Stockholders that hold their Impax Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder in light of its personal circumstances or to U.S. holders subject to special treatment under the U.S. federal income tax laws, including:

•	financial institutions;

•	investors in pass-through entities;

•	persons liable for the alternative minimum tax;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that hold Impax Shares as part of a straddle, hedge, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	retirement plans, individual retirement accounts or other tax-deferred accounts;

•	persons who acquired their Impax Shares through the exercise of an Impax option or as an Impax restricted stock award, or otherwise as compensation;

•	persons whose “functional currency” is not the U.S. dollar; and

•	persons who are not citizens or residents of the United States.

If a partnership or other entity taxed as a partnership holds Impax Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of exchanging Impax Shares for Class A Common Stock in the Impax Merger applicable to them.

The actual tax consequences of exchanging Impax Shares for Class A Common Stock in the Impax Merger applicable to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult with your own tax advisor as to the tax consequences of exchanging Impax Shares for Class A Common Stock in the Impax Merger in your particular circumstances, including the applicability and effect of the alternative minimum tax, the unearned income Medicare contribution tax and any state, local or foreign and other tax laws and of changes in those laws.

Assuming that the Impax Merger and the subsequent conversion of Impax to a Delaware limited liability company (the “LLC Conversion”) are completed in the manner set forth in the BCA and the registration statement on Form S-4 of which this Combined Proxy Statement/Prospectus forms a part, it is the opinion of Sullivan & Cromwell that the Impax Merger and the LLC Conversion, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code. Based solely on the information, and subject to the assumptions, qualifications and limitations set forth herein and in the federal income tax opinion filed herewith, this discussion of the material U.S. federal income tax consequences of exchanging Impax Shares for Class A Common Stock in the Impax Merger, to the extent such discussion expresses conclusions as to the application of U.S. federal income tax law, constitutes the opinion of Sullivan & Cromwell, counsel to Holdco. The material U.S. federal income tax consequences of exchanging Impax Shares for Class A Common Stock in the Impax Merger will be as follows:

•	no gain or loss will be recognized by U.S. holders who receive Class A Common Stock in exchange for Impax Shares pursuant to the Impax Merger;

•	the aggregate basis of the Class A Common Stock received in the Impax Merger will be the same as the aggregate basis of the Impax Shares surrendered in the exchange; and

•	the holding period of the Class A Common Stock received in exchange for Impax Shares will include the holding period of the Impax Shares surrendered in the exchange.

If a U.S. holder of Impax Shares acquired different blocks of Impax Shares at different times or at different prices, such holder’s basis and holding period may be determined with reference to each block of Impax Shares. Any such holder should consult its tax advisors regarding the manner in which Class A Common Stock received in the exchange should be allocated among different blocks of Impax Shares and with respect to identifying the bases or holding periods of the particular Class A Common Stock received in the Impax Merger.

INTERESTS OF IMPAX DIRECTORS AND OFFICERS IN THE COMBINATION

Interests of Impax Directors and Executive Officers in the Combination

Directors and executive officers of Impax may have interests in the Combination that are different from, or in addition to, the interests of Impax stockholders generally. These interests include, but are not limited to:

•	certain directors and executive officers of Impax will or may serve as directors and executive officers of New Amneal following Closing;

•	the treatment in connection with Closing of restricted shares (“Impax Restricted Shares”) and stock options (“Impax Options”) held by Impax executive officers and directors as described in the BCA, including accelerated vesting of all awards pursuant to the BCA;

•	employment agreements and separation agreements with executive officers that provide for enhanced severance upon a qualifying termination of employment during a specified period following Closing;

•	certain executive officers of the company have unvested participant account balances under Impax’s non-qualified deferred compensation plan that would vest upon Closing; and

•	the BCA provides for continued indemnification in favor of the current and former directors and officers of Impax, as well as certain obligations related to the maintenance of directors’ and officers’ liability insurance.

These interests are described in more detail below, and certain of these interests are quantified in the narrative and tabular disclosure included in the section entitled “Advisory Vote on Combination-Related Compensation for Impax’s Named Executive Officers” beginning on page 121.

The Impax board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the BCA and approving the Combination and in determining to recommend to Impax stockholders that they adopt the BCA. Impax stockholders should take these interests into account in deciding whether to adopt the BCA.

Leadership of New Amneal

Upon the Closing, the board of directors of New Amneal will consist of up to thirteen (13) directors, of which one will be the Chief Executive Officer of Impax immediately prior to the Closing (who is currently Paul M. Bisaro), and four of whom will be selected by Impax from the directors of Impax as of the date of the BCA who meet certain independence requirements, which will include the current chairman of the Impax Board, Robert L. Burr, as well as three additional current directors of Impax. Immediately following the Closing, Mr. Burr will serve as lead independent director of the New Amneal Board. Amneal only has the ability to designate directors to the New Amneal Board until the Trigger Date. For a more detailed discussion of the New Amneal Board post-Closing, see the section entitled “Ancillary Agreements Related to the Combination—Stockholders Agreement” beginning on page 206.

Unless an Executive Event has occurred, immediately following the Closing, the Chief Executive Officer of New Amneal will be Robert A. Stewart, the Executive Chairman of New Amneal will be Paul M. Bisaro, the current President and Chief Executive Officer of Impax. Immediately following the Closing, the Chief Financial Officer of New Amneal will be Bryan M. Reasons, the current Chief Financial Officer of Impax. For eighteen (18) months following Closing, the removal of Mr. Bisaro as the Executive Chairman (or as CEO if an Executive Event has occurred) without cause will require (i) a majority of the directors comprising the New Amneal Board and (ii) a majority of the Non-Amneal Directors (other than Mr. Bisaro).

Treatment of Outstanding Equity Awards

Impax’s executive officers and directors hold Impax Restricted Shares and Impax Options. Pursuant to the BCA, in connection with Closing, the Impax Restricted Shares and Impax Options will receive the treatment set forth below and described in the section entitled “The Business Combination Agreement—Treatment of Impax Equity Incentive Awards” beginning on page 186:

•	Each outstanding Impax Restricted Share will fully vest and be exchanged for a share of New Amneal Class A Common Stock (subject to any required tax withholding in connection with the vesting of such restricted Impax Share); and

•	Each outstanding Impax Option will fully vest and be exchanged for an option to acquire a number of shares of New Amneal Class A Common Stock equal to the number of Impax shares subject to each such Impax Option in connection with Closing at a per-share exercise price equal to the per-share exercise price of each such Impax Option.

Based on a value of an Impax share value of $20.67, which is equal to the average closing market price of a share of Impax common stock over the first five business days following the first public announcement of the business combination, commencing on October 17, 2017, and a hypothetical Closing Date of May 1, 2018, the aggregate estimated value of unvested equity awards held by Impax directors and executive officers is $12,706,994.

Accelerated Vesting of Awards Held by Impax Directors

The table below sets forth the number of Impax Restricted Shares held by each non-employee member of the Impax board of directors as of May 1, 2018 (the assumed Closing Date solely for purposes of this combined proxy statement/prospectus), which, pursuant to the terms of the BCA, will fully vest and be exchanged for shares of New Amneal. The estimate of the intrinsic value of such awards (on a pre-tax basis) is based on a price per share of $20.67.

	Accelerated Vesting of Impax Restricted Shares
	Number of Restricted Shares (#)	Estimated Intrinsic Value ($)
Board of Directors
Leslie Z. Benet	4,742	98,017
Robert L. Burr	5,408	111,783
Allen Chao	5,408	111,783
Mary K. Pendergast	5,408	111,783
Peter R. Terreri	5,408	111,783
Janet S. Vergis	5,508	113,850
J. Kevin Buchi	3,281	67,818

The table below sets forth the number of Impax Options held by each non-employee member of the Impax board of directors as of May 1, 2018, which, pursuant to the BCA, will fully vest in connection with the Closing and be exchanged for options to purchase shares of New Amneal. The estimate of the intrinsic value of such awards (on a pre-tax basis) is based on a price per share of $20.67.

	Accelerated Vesting of Impax Options
	Number of Options (#)	Estimated Intrinsic Value ($)
Board of Directors
Leslie Z. Benet	14,575	45,155
Robert L. Burr	13,008	45,155
Allen Chao	13,008	45,155
Mary K. Pendergast	13,008	45,155
Peter R. Terreri	13,008	45,155
Janet S. Vergis	13,275	45,155
J. Kevin Buchi	7,931	33,865

Impax expects to make annual equity award grants to its non-employee directors in the ordinary course of business in 2018. The new equity award grants to be made to Impax’s non-employee directors will also fully vest and be exchanged for shares of New Amneal in accordance with the BCA.

Accelerated Vesting of Awards Held by Impax Executive Officers

Unvested equity awards held by the Impax executive officers would fully vest in connection with the Closing. For the estimated values of such awards, see the “Equity” column of the table below under “Advisory Vote on Combination-Related Compensation for Impax’s Named Executive Officers” beginning on page 121.

Executive Officer Employment Agreements

Other than as described below with respect to Mr. Nestor, each executive officer of Impax is party to an existing employment agreement that provides such executive officer with certain severance benefits. Pursuant to the terms of each such employment agreement, if an executive officer’s employment or service is involuntarily terminated without cause or the executive officer resigns due to good reason, and such termination takes place during the period commencing 60 days prior to a change in control and ending one year following a change in control (which we refer to as a “qualifying termination” of such executive officer), such executive officer is entitled to the severance benefits described below, in addition to the accelerated vesting described above. The Combination will constitute a change in control for purposes of the employment agreements.

•	Cash Severance. The executive officer will be entitled to a severance payment (payable in equal installments on Impax’s normal payroll dates for 12 months following the date of termination) in an amount equal to two and one quarter times (for Mr. Bisaro, two and one half times) the sum of (i) the executive officer’s annual base salary in effect on the date of the involuntary termination plus (ii) the average annual bonus amount received by each executive officer during the term of the applicable employment agreement.

•	Pro Rata Bonus. In the event the qualifying termination occurs following the end of Impax’s first fiscal quarter of the year of termination, the executive officer will be entitled to a pro rata portion of his cash incentive bonus, which is payable within two and one-half months following the end of the calendar year to which it relates.

•	Benefits. The executive officer will be entitled to continue participation in employee benefits plans for a period of up to 24 months post-termination at no greater cost to the executive officer than to a similarly situated Impax employee.

•	Extended Exercise Period for Options: Any outstanding options held by the executive officer will remain outstanding and exercisable for 12 months following the executive officer’s date of termination (unless the option expires earlier in accordance with its terms).

Under the employment agreements, “cause” generally means termination of the executive officer’s employment because of the occurrence of any of the following, as determined in good faith by Impax’s board of directors: (i) willful and continued failure by the executive officer to substantially perform his obligations under the employment agreement which remains uncured 15 business days following receipt of a notice of termination from Impax; (ii) indictment of the executive officer for, or his conviction of or plea of guilty or nolo contendere to, a felony or any other crime involving moral turpitude or dishonesty; (iii) the executive officer’s willful misconduct in the performance of duties; or (iv) the executive officer’s willful misconduct other than in the performance of duties for Impax that is actually or potentially materially injurious to Impax. In addition to the above, under Mr. Bisaro’s employment agreement, “cause” also includes a termination of Mr. Bisaro’s employment because of his violation of Impax’s code of conduct or other written policies which remains uncured 15 business days following receipt of a notice of termination from Impax.

Under the employment agreements, “good reason” generally means the occurrence of any of the following events without the executive officer’s consent and which is not cured by Impax upon written notice by an executive officer, such notice to have been provided by such executive officer within 30 days of any such event having occurred: (i) any action or inaction by Impax constituting a material breach of the executive officer’s employment agreement by Impax; (ii) a material diminution of the authorities, duties, titles or responsibilities of the relevant executive officer set forth in the employment agreement; (iii) a material reduction by Impax in the base salary or in any of the percentages of the base salary payable as a cash incentive bonus; (iv) the relocation of the executive officer’s principal office to an office more than 50 miles from its then current location; (v) the assignment of duties or responsibilities that are negatively and materially inconsistent with any the duties and responsibilities set forth in an executive officer’s employment agreement; (vi) a material change in the reporting structure set forth in the employment agreement; (viii) the delivery of a non-renewal notice to the executive; or (ix) the failure of any successor to obtain the written assumption of the employment agreement in connection with an asset sale.

In addition, under Mr. Bisaro’s employment agreement with Impax, (a) “good reason” does not include the occurrence of any of the events described in subsections (iv) or (ix) above and (b) the occurrence of (1) the loss of any of Mr. Bisaro’s titles as set forth in his employment agreement, (2) the failure by Impax’s board of directors to, at the end of the applicable director term, nominate or renominate Mr. Bisaro to serve as a member of Impax’s board of directors, or (3) a change in control, in each case constitute “good reason.” Mr. Bisaro has waived his right to claim “good reason” solely as a result of the occurrence of the transactions contemplated by the BCA.

On December 16, 2017, Mr. Bisaro entered into a Memorandum of Understanding (the “MOU”) dated December 16, 2017 (the “MOU Effective Date”) by and among Amneal, Mr. Bisaro, Impax, Holdco, and solely with respect to Paragraph 1 of the MOU, Amneal Group Representative, pursuant to which the parties agreed that as of the Closing and subject to both Mr. Bisaro serving as Chief Executive Officer of Impax through the Closing and Mr. Stewart commencing service as Chief Executive Officer of New Amneal as of the Closing, (i) Mr. Bisaro will commence service as the Executive Chairman of New Amneal (ii) no later than immediately following the Closing, Mr. Bisaro and New Amneal will enter into an employment agreement substantially in the form attached to the MOU (such form of employment agreement, the “Chairman Employment Agreement”) and (iii) Mr. Bisaro’s existing employment agreement will then immediately terminate without triggering any right to severance payments or benefits thereunder. The MOU terminates upon the earliest of (a) the later of the Closing or the execution and delivery of the Chairman Employment Agreement and (b) 12 months from the MOU Effective Date. Pursuant to the MOU, Mr. Bisaro’s existing employment agreement remains in full force and effect in accordance with its terms, subject to a waiver by Mr. Bisaro dated as of October 17, 2017, until the termination of the MOU, and will remain in full force and effect following the MOU’s termination as a result of the occurrence of the 12-month anniversary of the MOU Effective Date. In the event the MOU is terminated due to the Closing or the execution and delivery of the Chairman Employment Agreement, (x) Mr. Bisaro agrees that he will execute such other documents as reasonably necessary or appropriate to evidence the termination of his existing employment agreement without triggering any severance obligations thereunder and (y) Impax will pay or provide all payments or benefits to Mr. Bisaro that are vested or earned but unpaid prior to the termination of his existing employment agreement within 10 days of the termination of his existing employment agreement.

The terms of Mr. Bisaro’s existing employment agreement, the MOU and the Chairman Employment Agreement are described in greater detail in the section entitled “Directors and Executive Officers of New Amneal After the Combination—Executive Officers of Impax” beginning on page 242.

The executive employment agreements do not contain “gross-up” or “cut-back” provisions. However, prior to the Closing, executive officers may enter into “net better cut-back” agreements pursuant to which any payments or benefits payable to such executive officer will be reduced to the extent that such payments or benefits would result in the imposition of excise taxes under Section 4999 of the Code if such reduction results in a better net after-tax benefit to the executive officer.

Nestor Separation Agreement

On January 8, 2018, Mr. Nestor and Impax entered into a Separation Agreement (the “Separation Agreement”). Pursuant to the Separation Agreement, Mr. Nestor will separate from his position at Impax, effective on the earlier to occur of the (i) the Closing or (ii) such earlier date as determined by Impax in its sole discretion and communicated by written notice to Mr. Nestor. If Mr. Nestor’s separation occurs as a result of the occurrence of the Closing, or if the Closing occurs within 12 months following Mr. Nestor’s separation date, Mr. Nestor will receive the accelerated vesting of awards held by Impax executive officers described above in the section entitled “—Accelerated Vesting of Awards Held by Impax Directors—Accelerated Vesting of Awards held by Impax Executive Officers” beginning on page 114) as well as the severance benefits to which each other executive officer of Impax is entitled pursuant to his or her employment agreement upon a qualifying termination and which are set forth above in the section entitled “Interests of Impax Directors and Officers in the Combination—Executive Officer Employment Agreements” above.

The estimated aggregate amount of cash severance and continued employee benefits that would be payable to Impax’s executive officers as a group under their respective employment agreements (or, with respect to Mr. Nestor, under his Separation Agreement) if the Closing were to occur and each executive officer were to experience a qualifying termination on May 1, 2018 is $15,124,742. For an estimate of the value of the payments and benefits described above that would be payable to each of the named executive officers under their employment agreements in connection with a qualifying termination following the Closing, see the section entitled “Advisory Vote on Combination-Related Compensation for Impax’s Named Executive Officers” beginning on page 121.

Deferred Compensation Plans

Certain Impax executive officers participate in the Impax Executive Non-Qualified Deferred Compensation Plan (the “Deferred Compensation Plan”), which allows participants to annually elect to defer a portion or all of their variable compensation awards and a portion of their base salaries. In addition, Impax makes notional matching contributions to the Deferred Compensation Plan on behalf of participants. Each participant’s account balance in respect of matching contributions vests ratably based on a participant’s years of service over five years. Upon a change in control (which would include the Combination), all participants’ account balances in the Deferred Compensation Plan will fully vest. Assuming the Closing occurs on May 1, 2018, one Impax executive officer, Mr. Boothe, will benefit from full vesting of his participant account balances; the value for otherwise unvested benefits which will fully vest as a result of the Closing under the Deferred Compensation Plan for Mr. Boothe is $18,387.

Director and Officer Indemnification

The BCA provides for the continuation of indemnification, expense advancement and exculpation existing in favor of the current or former directors, officers and employees of Impax and its subsidiaries as provided in the organizational and governing documents, or any under any other agreements, of Impax and its subsidiaries, in each case as in effect as of the date of the BCA with respect to matters that occur at or prior to the Closing, for a period of not less than six years after the Closing, with Impax and Amneal jointly and severally responsible for such indemnification and expense advancement. The BCA also contains certain obligations related to the maintenance of directors’ and officers’ liability insurance and purchase of “tail” policies for a period of six years after the Closing, in each case with respect to claims against present and former directors and officers of Impax and its subsidiaries arising from acts or omissions that occur at or prior to the Closing. These interests are described in detail in the section entitled “The Business Combination Agreement—Director and Officer Indemnification and Insurance” beginning on page 199.

Further Actions

Subject to the terms of the BCA, Impax may, in consultation with Amneal (or, in certain cases, subject to Amneal’s prior written consent), accelerate the payment of certain compensatory amounts so that they are paid in 2017 for tax planning purposes with respect to Sections 280G and 4999 of the Internal Revenue Code. Such amounts may include the acceleration of the vesting date of Impax Restricted Shares and Impax Options that would otherwise vest in connection with the Closing, payment of the 2017 bonuses that would otherwise be payable in early 2018, or payment in respect of an individual’s accrued paid time off as of the date of payment.

Combination-Related Compensation for Impax’s Named Executive Officers

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of Impax’s named executive officers as well as Jeffrey S. Nornhold, Impax Senior Vice President, Technical Operations (who is not a named executive officer), that is based on or otherwise relates to the Combination and that will or may become payable to the executive officers at the Closing or on a qualifying termination of employment upon or following the Closing. The “named executive officers” are the individuals listed as such in Impax’s most recent annual proxy statement, as well as Paul M. Bisaro, the current President and Chief Executive Officer of Impax, who joined Impax in March 2017.

As described above, pursuant to the BCA, awards granted to the named executive officers will vest on a single-trigger basis in connection with the Closing. Each of the individuals named in the table below also has an existing employment agreement (or, in the case of Mr. Nestor, the Separation Agreement) with Impax or, in the case of Mr. Bisaro, may enter into the Chairman Employment Agreement, that provides for severance benefits in the event of a qualifying termination of such individual’s employment following the Closing, as described in more detail in the section entitled “Interests of Impax Directors and Officers in the Combination—Executive Officer Employment Agreements” beginning on page 114.

The amounts set forth in the table below assume the following:

•	the Closing occurs on May 1, 2018;

•	the individual is terminated without “cause” immediately following the Closing (or, with respect to Mr. Nestor, his employment terminates in accordance with the terms of the Separation Agreement immediately following the Closing);

•	the per share value of each Impax Restricted Share or Impax Option subject to accelerated vesting is $20.67 per share, which equals the average closing price of a share of Impax common stock over the five-business-day period following the first public announcement of the Combination, commencing October 17, 2017; and

•	all annual cash incentive awards for 2017 and 2018 are earned at “target,” and each individual’s 2018 annual cash incentive target amount is the same as his 2017 target amount.

The amounts reported in the table below are estimates based on multiple assumptions and do not reflect compensation actions that may occur following the filing of this combined proxy statement/prospectus, base compensation increases or annual equity award grants in the ordinary course prior to the Closing. As a result, the actual amounts, if any, to be received by an individual described below may differ materially from the amounts set forth below.

Golden Parachute Compensation

Named Executive Officers(1)	Cash ($)(2)	Equity ($)(3)	Pension/NQDC ($)(4)	Benefits ($)(5)	Total ($)
Paul M. Bisaro, Chief Executive Officer(6)	4,529,452	5,080,875	—	38,561	9,648,888
Bryan M. Reasons, Chief Financial Officer	2,003,600	1,330,275	—	54,336	3,388,211
Douglas S. Boothe, President, Impax Generics	2,112,037	1,808,641	18,387	54,336	3,993,401
Michael J. Nestor, President Impax, Specialty Pharma	2,230,481	1,286,227	—	35,264	3,551,972
Mark A. Schlossberg, Senior Vice President, General Counsel and Corporate Secretary	2,136,661	1,286,227	—	38,561	3,461,449
Other Executive Officers
Jeffrey D. Nornhold, Senior Vice President, Technical Operations	1,837,117	883,135	—	54,336	2,774,588

(1)	The table does not include two individuals who were named executive officers of Impax for 2016, G. Frederick Wilkinson and J. Kevin Buchi, who are no longer employees of Impax. Mr. Wilkinson separated from his position as President and Chief Executive Officer, and as a director of Impax, effective December 19, 2016 and will not receive any payments or other benefits in connection with the Combination. Mr. Buchi was appointed as Impax’s Interim President and Chief Executive Officer effective December 19, 2016 and served in that role until March 27, 2017. He continues to serve as a non-employee director of Impax, and his unvested equity awards will be subject to single trigger accelerated vesting in connection with Closing as described in more detail in the section entitled “—Treatment of Outstanding Equity Awards—Accelerated Vesting of Awards Held by Impax Directors” beginning on page 113.

(2)	The amounts in this column represent the following “double-trigger” cash severance payments under the applicable officer’s employment agreement on a pre-tax basis: (a) two and one quarter times (or two and one half times for Mr. Bisaro) the sum of the executive officer’s (i) current annual base salary plus (ii) the average cash incentive bonus the executive received for all fiscal years completed during the term of his employment agreement, payable in equal installments on Impax’s normal payroll dates for 12 months following the date of termination and (b) a prorated cash bonus for the 2018 bonus year, payable in a lump-sum no later than March 15, 2019. Such payments are conditioned upon the executive signing a release of claims, as well as compliance with certain restrictive covenants, including a 24-month employee non-solicitation and non-interference covenants, a 12-month customer non-solicitation covenant, a five-year non-disparagement covenant and a perpetual confidentiality covenant. Details of the cash payments are shown in the supplementary table below.

Name	CIC Severance Payment ($)	Prorated Bonus ($)
Mr. Bisaro	4,250,000	279,452
Mr. Reasons	1,901,904	101,696
Mr. Boothe	2,002,321	109,716
Mr. Nestor	2,118,200	112,281
Mr. Schlossberg	2,031,342	105,319
Mr. Nornhold	1,741,381	98,736

(3)	Amounts in this column include the following:

•	The amounts set forth in the table below represent single-trigger vesting in connection with Closing of Impax Restricted Shares outstanding as of May 1, 2018 as set forth in the supplementary table below.

Name	Restricted Shares (#)	Value ($)
Mr. Bisaro	—	—
Mr. Reasons	41,261	852,865
Mr. Boothe	64,404	1,331,231
Mr. Nestor	39,130	808,817
Mr. Schlossberg	39,130	808,817
Mr. Nornhold	25,539	527,891

•	The amounts set forth in the table below represent single-trigger vesting in connection with Closing of Impax Options outstanding as of May 1, 2018 as set forth in the supplemental table below:

Name	Stock Options (#)	Value ($)
Mr. Bisaro	637,500	5,080,875
Mr. Reasons	99,347	477,410
Mr. Boothe	80,049	477,410
Mr. Nestor	94,200	477,410
Mr. Schlossberg	94,200	477,410
Mr. Nornhold	73,178	355,244

Pursuant to the terms of the executive officer employment agreements, all outstanding Impax Options will remain exercisable for a period of 12 months following a qualifying termination.

(4)	The amounts in this column represent the value of the unvested balance of each executive officer’s accounts under the Deferred Compensation Plan, the vesting of which would accelerate on a “single-trigger” basis in connection with the Closing (and pursuant to the terms of the Separation Agreement, all outstanding Impax Options held by Mr. Nestor that accelerate in connection with this termination of employment will remain exercisable for a period of 12 months following his termination of employment).
(5)	The amounts in this column represent the estimated value of each executive officer’s continued participation in employee benefit plans for a period of up to two years, which each executive would be entitled to receive on a “double-trigger” basis upon a qualifying termination by Impax (or New Amneal) following the Closing (or, with respect to Mr. Nestor, upon his termination of employment pursuant to the Separation Agreement following the Closing).

(6)	The amounts set forth in the “Cash” and “Equity” columns with respect to Mr. Bisaro represent the amounts to which Mr. Bisaro would be entitled under the Bisaro Employment Agreement if he were terminated without cause immediately following the Closing Date. As described above in the section entitled “Interests of Impax Directors and Officers in the Combination—Executive Officer Employment Agreements” beginning on page 114, pursuant to the MOU, Mr. Bisaro will enter into the Chairman Employment Agreement and will waive his severance entitlements under the Bisaro Employment Agreement, in each case as of the Closing and subject to Mr. Bisaro’s continued service as Chief Executive Officer of Impax through the Closing and Mr. Stewart commencing service as Chief Executive Officer of New Amneal as of the Closing. The terms of Mr. Bisaro’s existing employment agreement, the MOU and the Chairman Employment Agreement are described in greater detail in the section entitled “Directors and Executive Officers of New Amneal After the Combination—Executive Officers of Impax” beginning on page 242.

If Mr. Bisaro enters into the Chairman Employment Agreement immediately following the Closing and his employment is terminated by New Amneal without “cause” immediately thereafter, (i) in lieu of the $4,529,452 in cash severance to which Mr. Bisaro would be entitled under the Bisaro Employment Agreement, Mr. Bisaro would instead be entitled to cash severance in an amount equal to two times his base salary under the Chairman Employment Agreement, or $1,500,000, payable in installments for a period of 12 months following the date of termination; and (ii) in addition to the single-trigger vesting of Impax Options described above in footnote (3) to this table, the vesting and exercisability of the Initial Chairman RSUs and Initial Chairman Option granted to Mr. Bisaro by New Amneal immediately following the Closing will be accelerated with respect to 25% of each award (representing a total amount of $375,000 in respect of the Initial Chairman RSUs (based on the initial grant date value of such Initial Chairman RSUs) and $0 in respect of the Initial Chairman Option (as the Initial Chairman Option will have a per share exercise price equal to the fair market value of the common stock of New Amneal on the date of grant)); the vested portion of the Initial Chairman Option will remain exercisable for a period of 12 months following Mr. Bisaro’s termination date. Such payments are conditioned upon Mr. Bisaro signing a release of claims and compliance with the restrictive covenants set forth in footnote (2) to this table. Mr. Bisaro’s entitlements to benefits continuation following a termination without cause are the same under the Bisaro Employment Agreement and the Chairman Employment Agreement.

ADVISORY VOTE ON COMBINATION-RELATED COMPENSATION FOR IMPAX’S NAMED EXECUTIVE OFFICERS

As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, Impax is required to submit a proposal to the Impax Stockholders for a non-binding, advisory vote to approve the payment of certain compensation to Impax’s named executive officers that is based on or otherwise relates to the Combination. The Compensation Proposal gives Impax Stockholders the opportunity to vote, on a non-binding, advisory basis, on the compensation that the named executive officers will or may be entitled to receive from Impax (or, following the Combination, New Amneal) that is based on or otherwise relates to the Combination. This compensation is summarized in the table (including the footnotes to the table) under the section entitled “Interests of Impax Directors and Officers in the Combination—Combination-Related Compensation for Impax’s Named Executive Officers” beginning on page 117.

The Impax Board encourages you to review carefully the named executive officer Combination-related compensation information disclosed in this combined proxy statement/prospectus.

The Impax Board unanimously recommends that the Impax Stockholders approve the following resolution:

“RESOLVED, that the stockholders of Impax hereby approve, on a non-binding, advisory basis, the compensation that will or may become payable to Impax’s named executive officers that is based on or otherwise relates to the Combination, as disclosed pursuant to Item 402(t) of Regulation S-K in the Golden Parachute Compensation table and the related footnotes and narrative disclosures.”

The vote on the Compensation Proposal is a vote separate and apart from the vote on the proposal to adopt the BCA that will implement the Combination. Accordingly, you may vote to adopt the BCA and vote not to approve the Compensation Proposal and vice versa. Because the vote on the Compensation Proposal is advisory only, it will not be binding on either Impax or Amneal. Therefore, if the BCA is adopted and the Combination is completed, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of Impax Stockholders.

The affirmative vote of the holders of a majority of the Impax Shares present in person or by proxy at the Special Meeting and entitled to vote on the Compensation Proposal will be required to approve the Compensation Proposal. The Impax Board unanimously recommends that you vote “FOR” the approval of the Compensation Proposal.

BUSINESS

Impax Business

See “Business” in Part I of Impax’s Form 10-K for the fiscal year ended December 31, 2016 filed with the SEC on March 1, 2017 and Form 10-Q for the quarterly period ended September 30, 2017 filed with the SEC on November 9, 2017 (incorporated by reference herein), which can be obtained at the Internet website maintained by the SEC at www.sec.gov. See the section entitled “Where You Can Find More Information” on page 259 for information about Impax’s filings with the SEC incorporated by referernce herein.

Amneal Business

Background on Amneal

Amneal is a generic pharmaceutical company specializing in developing, manufacturing, marketing and distributing high-value generic pharmaceutical products across a broad array of dosage forms and therapeutic areas. Amneal currently markets over 100 product families in the United States and its marketed and pipeline generics portfolios cover an extensive range of dosage forms and delivery systems, including both immediate and extended release oral solids such as tablets, capsules and powders, liquids, sterile injectables, nasal sprays, inhalation and respiratory products, ophthalmics (which are sterile pharmaceutical preparations administered for ocular conditions), films, transdermal patches and topicals (which are creams or gels designed to administer pharmaceuticals locally through the skin). Amneal focuses on developing products with substantial barriers-to-entry as a result of complex drug formulations or manufacturing, legal and/or regulatory challenges. Focusing on these opportunities allows Amneal to offer FTF, FTM and other “high-value” products, which Amneal defines as products with zero to three generic competitors at time of launch. These products generally have limited competition at launch, tend to be more profitable and often have longer life cycles than other generic pharmaceuticals. As of September 30, 2017, Amneal had 130 products pending FDA approval and another 143 products in various stages of clinical development. Over 58% of Amneal’s total generic pipeline consists of potential FTF, FTM and high-value products. Amneal has an integrated, team-based approach to product development that combines its formulation, regulatory, legal, manufacturing and commercial capabilities.

Amneal was founded in 2002 by Chintu and Chirag Patel and is a limited liability company organized under the laws of Delaware. Since Amneal’s founding, Amneal has invested heavily in R&D and infrastructure in order to fuel future growth. As a result of these investments, as well as a continued focus on quality and customer service, Amneal has developed what it believes to be one of the largest generic product pipelines in the United States, as well as comprehensive development and manufacturing expertise and capability across all major dosage forms. This allows Amneal a greater degree of profitability, control over quality and agility in the face of changing market dynamics. Amneal has also developed vertically integrated API manufacturing capabilities, which it utilizes on a selective, product-by-product basis based on API scarcity or as alternate supply for strategically critical products. As of September 30, 2017, Amneal has launched 20 products in 2017, compared to 18 and 14 for the full years ended December 31, 2016 and 2015, respectively.

For the year ended December 31, 2016, Amneal had net revenue of $1,018.2 million, net income of $209.4 million and adjusted EBITDA of $340.9 million. Amneal’s investment in growth initiatives and ability to successfully launch new products has resulted in a compound annual revenue growth rate of 14%, a net income compound annual growth rate of 8.5% and an adjusted EBITDA compound annual growth rate of 15% over the last three years. Amneal plans to strengthen its competitive position as a leading generic pharmaceutical company by continuing to focus on developing and commercializing high-value products.

As noted above, Amneal’s product development strategy emphasizes potential FTF, FTM and other high-value products. A generic pharmaceutical product is considered a FTF product if the ANDA filed with respect to such product is the first to be filed for such product which contains a paragraph IV patent challenge to the branded form of the product (a “Paragraph IV Challenge”) under the Hatch-Waxman Act”. FTF status provides a statutory 180-day exclusivity period if the Paragraph IV Challenge is successfully litigated and approved by the FDA. A generic product is considered a FTM product if it is the first marketed generic version of a branded pharmaceutical for reasons other than statutory exclusivity. Amneal defines other “high-value” products as those with zero to three generic competitors (not including Amneal) at the time of launch. Within Amneal’s pipeline of filed and in-development products, over 58% are intended to be FTF, FTM or otherwise high-value products. As a result, and in light of the significant investment Amneal makes in R&D and infrastructure, Amneal is well positioned to support sustainable profitability and growth with anticipated future product launches.

The principal source of growth for Amneal’s business over the last five years has been the launch of internally developed products in the United States, and it expects this trend to continue in the near future. As of September 30, 2017, Amneal’s generic product pipeline contained 273 products, of which 130 are pending with the FDA and 143 are in active stages of development. Amneal believes the strength and breadth of its product pipeline will enable it to differentiate itself in a challenging environment for the generic manufacturing industry and to continue its track record of revenue and EBITDA growth. Additionally, because the majority of Amneal’s product launches over the next two years are with respect to generic products for which an ANDA has already been filed with the FDA, Amneal believes that such product launches carry significantly less development risk.

Pending ANDA Filings: 130
Dosage Form	# of Products	% of Total	LTM May 2017 IMS Sales ($bn)
Sterile Injectables /Aseptics	21	16%	$8.5
Oral Solids	84	65%	57.0
Liquids /Semi-solids	20	15%	4.5
Transdermals/Mucosals	5	4%	2.3

Total	130	100%	$72.3

Current Development Pipeline: 143
Dosage Form	# of Products	% of Total	LTM May 2017 IMS Sales ($bn)
Sterile Injectables /Aseptics	54	38%	$16.3
Oral Solids	53	37%	20.4
Liquids /Semi-solids	18	13%	2.1
Transdermals/Mucosals	10	7%	3.4
Respiratory	8	6%	14.0

Total	143	100%	$56.2

Figure 1. Pending ANDA Filings and Current Development Pipeline. This information is an estimate derived from the use of information under license from the following IMS health information service: SMART US Edition for the period through September, 2017. IMS expressly reserves all rights, including rights of copying, distribution and republication. The information provided by IMS is publicly available and was not prepared at the request of Impax, Amneal or Holdco.

For the years ended December 31, 2012 through 2016, Amneal invested a total aggregate of approximately $1 billion on R&D and capital expenditures as it built its pipeline and expanded its development and manufacturing capabilities. Amneal’s R&D spend, including intellectual property (“IP”) legal expenses, was approximately 15% of its net revenue in 2014, growing to 19% of its net revenue in 2016. Going forward, Amneal expects that its investments will support strong topline and profitability growth. For further detail on Amneal’s historical GAAP R&D expenses, see the section entitled “Selected Historical Consolidated Financial Information of Amneal” beginning on page 63.

In 2008, Amneal acquired the assets, facilities and business of Interpharm, a U.S. generic pharmaceutical company. The acquisition included Interpharm’s manufacturing sites in Long Island, New York as well as IP such as ANDAs, technology and processes. Amneal successfully integrated the acquired assets, which contributed to achieving its growth and scale targets.

While the majority of Amneal’s subsequent growth has been driven by organic product development, Amneal’s senior management team has a strong track record of executing business development opportunities and product acquisitions. In the ordinary course of business, Amneal engages in a variety of product acquisitions and business development collaborations. Apart from product acquisitions and development collaborations, over the past several years Amneal has also selectively acquired manufacturing facilities in the United States, India and Ireland in order to support its growth and expand into more complex dosage forms. A summary of key product and business acquisitions and collaborations is included in the table below:

Figure 2. Selected Transactions Completed by Amneal

(1)	Assets held for sale; expected close by end of year 2017.

As a generic pharmaceutical company, Amneal’s business involves marketing generic pharmaceuticals following the expiry or invalidity of branded company IP. As such, Amneal’s competitors may allege that Amneal is infringing their IP, forcing Amneal to expend resources in the resulting litigation.

As a generic pharmaceutical company, Amneal may periodically have significant working capital requirements, which Amneal defines as current assets less current liabilities. These can include an increase in inventory ahead of an expected product launch, for which the exact date is often uncertain; an increase in accounts receivable, as Amneal may not receive payment from its customers for several months; and a decrease in accounts payable, as Amneal submits payment to its vendors and suppliers. The total sum of Amneal’s backlog orders as of September 30, 2017 was $16.4 million.

Selected Transactions Actavis/Warner Chilcott (2013): 1 commercial and 2 pending products Hanmi (2013): Esomeprazole strontium (in-license) Roxanne (2014): Azathioprine (ANDA) Haupt Pharma (Germany, 2016): Oral contraceptive portfolio (in-license) Adienne (2017): Thiotepa (in-license) Adello Biologics (2017): Filgrastim and peg-filgrastim (in-license; biosimilars) Long Acting Injectables (2011): Development, supply and marketing agreements for 2 products with undisclosed company BFS Products (2013, 2016): Development and supply agreements: undisclosed CMO (2); undisclosed company (1) Peptide Injectables (2013, 2017): Supply agreements for 2 products with undisclosed company Mucosals (2016): Development and supply agreement for 1 product with undisclosed company Hormonal Injectables (2017): Exclusive development and supply agreement for 2 products with undisclosed company Spain (2013): Pharmagenus(1) Nordics (2013): CoPharma(1) Australia (2013): Actavis Australia business(1) Germany (2013): BioEq UK (2013): Creo Pharma (60% stake) Vizag, India & Ahmedabad, India (2008): Entered into 50/50 JV with RAKS for captive use of API facilities; subsequently acquired remaining 50% Piscataway, NJ (2012): Acquire from Pfizer for topical & transdermal Capability Hyderabad, India (2014: Acquired Epsilon Pharmaceuticals for oncology injectable manufacturing facility Cashel, Ireland (2015): Acquired 50% of facility from Johnson & Johnson for respiratory capability; subsequently acquired remaining 50%

Recent performance

Highlights of Amneal’s operational and commercial performance include:

•	the launch of 40 new generic pharmaceutical products in the United States, contributing $601.4 million in net revenue and $518.4 million in gross profit over the three year period ending December 31, 2016;

•	the launch of 20 products in the United States, contributing $96.1 million in net revenue and $82.6 million in gross profit over the nine month period ended September 30, 2017;

•	the filing of 109 new product ANDAs with the FDA over the three year period ended December 31, 2016;

•	the filing of 26 new product ANDAs with the FDA over the nine month period ended September 30, 2017;

•	net revenue increase from $785.6 million for the year ended December 31, 2014 to $1,018.2 million for the year ended December 31, 2016, representing a compound annual growth rate (“CAGR”) of 13.8%;

•	gross profit increase from $448.4 million for the year ended December 31, 2014 to $597.5 million for the year ended December 31, 2016, representing a CAGR of 15.4%;

•	net income increase from $177.8 million for the year ended December 31, 2014 to $209.4 million for the year ended December 31, 2016, representing a CAGR of 8.5%;

•	net income as a percentage of revenue decrease from 22.6% for the year ended December 31, 2014 to 20.6% for the year ended December 31, 2016;

•	adjusted EBITDA increase from $257.4 million for the year ended December 31, 2014 to $340.9 million for the year ended December 31, 2016, representing a CAGR of 15.1%; and

•	adjusted EBITDA as a percentage of revenue increase from 32.8% for the year ended December 31, 2014 to 33.5% for the year ended December 31, 2016.

As presented above and elsewhere in this combined proxy statement/prospectus, adjusted EBITDA and gross margin are non-GAAP financial measures and should not be considered substitutes for and are not comparable with net income or operating income as determined in accordance with GAAP. For further detail on Amneal’s historical GAAP financial results, see the section entitled “Selected Historical Consolidated Financial Information of Amneal” beginning on page 63.

Amneal’s manufacturing and distribution capability

Amneal has a network of ten manufacturing sites and seven co-located R&D centers within the United States, India and Ireland, with broad dosage capability across oral solids, solutions, suspensions, creams, gels, ointments, nasal sprays, hormonals, patches, oral thin films, dry powder inhalers, metered dose inhalers, cytotoxics, injectables, ophthalmics, otics, and tablets / capsules, as described below. Amneal also has a distribution center in Glasgow, Kentucky and a packaging center in East Hanover, New Jersey. In addition, Amneal selectively manufactures API for a subset of its products, which helps to reduce the overall cost of manufacturing for Amneal’s products and gives Amneal greater control over its supply chain. Since 2002, Amneal has had 59 successful FDA inspections of its various facilities (including its distribution facility in Glasgow, Kentucky) and Amneal has not received any warning letters with respect to any of Amneal’s facilities. Amneal believes the operational capabilities that it has developed will allow Amneal to continue to grow its business in the future.

Figure 3. Amneal Facilities

Amneal is committed to maintaining high levels of quality in manufacturing and has built strong quality systems to support its operational and strategic initiatives. Amneal’s manufacturing and R&D facilities are compliant with Current Good Manufacturing Practices (“cGMPs”) regulations, detailed further below. Within Amneal’s facilities across the United States, India and Ireland, Amneal believes it has adequate capacity to support its growth for the foreseeable future.

Facility	Functional Area	Installed Capacity(1)	Utilized Capacity(2)	Units
U.S. and Europe
Brookhaven, NY Hauppauge, NY Piscataway, NJ	Oral Solids(3)	~8.0 - ~10.0 billion	~7.5 billion(4)	Tablets/Capsules

Piscataway, NJ Branchburg, NJ	Liquids	~1.8 million	~ 0.4 million	Bottles

Piscataway, NJ	Topicals	~32 million	~8 million	Tubes / Jars

Piscataway, NJ	Transdermals	~86 million	~16 million	Patches

Cashel, Ireland	Respiratory	~ 13 million	N/A	MDI / DPI Inhalers

India
Ahmedabad, India Hyderabad, India	Sterile Injectables / Aceptics	~95 million	~2.6 million	Vials/Pre-filled Syringes
Ahmedabad, India	Oral Solids	~6 - ~8 billion	~ 4 billion	Tablets / Capsules
Vizag, India Dahej, India	API	~250	~81	Metric Tons

Figure 4. Amneal’s Manufacturing Sites

(1)	Represents total production capacity assuming 100% utilization.
(2)	Represents expected utilized capacity for the trailing twelve month period ended December 31, 2017.
(3)	Excludes Patterson, NJ site, which is planned to be shut down in 2018.
(4)	Adjusted for select discretionary facility upgrades made over the course of 2017.

Amneal’s Strengths

Amneal has built a leading generic pharmaceutical company with an extensive product pipeline and comprehensive manufacturing and development capabilities that Amneal believes will enable continued growth. Amneal believes the strengths of its business are as follows:

Broad in-house expertise and capabilities across dosage forms

Amneal has invested substantial resources developing and expanding its manufacturing and development infrastructure in the United States, India and Ireland. Amneal’s strategy is to co-locate its R&D centers within its manufacturing sites (as opposed to a center of excellence) in order to foster seamless scale-up and launch of its products. As a result, Amneal has a full in-house suite of dosage forms, including immediate release (“IR”) and extended release (“ER”) oral solids, transdermals, respiratory applications, inhalation solutions, topical gels, creams, and ointments, sterile aseptics and complex injectables, as well as cytotoxics and hormonal products. These capabilities allow Amneal to flexibly target attractive product development opportunities across various dosage forms. Additionally, Amneal’s internal API capability allows it to better control the development of certain products from formulation through commercialization and provides a stable source of API supply for these products at competitive prices.

Amneal Dosage Form Capability:
IR / ER Oral Solids	Sterile Injectables	Oral Liquids	Nasal Sprays	Inhalants	Ophthalmics / Otics	Transdermals	Topicals
✓	✓	✓	✓	✓	✓	✓	✓

Figure 5. Amneal Dosage Capabilities

Industry leading R&D pipeline with visibility into future launches

Amneal has focused its R&D efforts and expenditures to create a diversified portfolio of high-value generic products, with 130 filed products pending regulatory approval with the FDA and 143 in various stages of development. Among Amneal’s products with pending ANDAs, over 30 of such products are potential FTF or FTM opportunities. Developing and commercializing a new product is time consuming, costly and subject to numerous factors that may delay or prevent such development and commercialization. For more information on the risks attendant to Amneal’s development of new generic pharmaceutical products, please see the section entitled “Risk Factors” beginning on page 27.

The following chart illustrates the approximate sales of products (according to QuintilesIMS sales during the twelve month period ended as of May 2017) corresponding to selected generic products in Amneal’s pipeline.

Selected Products	Brand	Total Sales ($ in mm) (LTM IMS May 2017)
Dimethyl Fumarate DR Capsules	Tecfidera	$3,591
Glatiramer Injection 40mg	Copaxone HD	3,369
Emtricitabine + Tenofovir Disoproxil Fumarate	Truvada	2,972
Lurasidone Tablets, 20mg, 40mg, 60mg, 80mg and 120mg	Latuda	2,529
Sevelamer Carbonate Tablets 800mg	Renvela	1,893
Cinacalcet HCl 30mg, 60mg and 90mg Tablets	Sensipar	1,645
Methylphenidate HCl ER Tablet 27, 36, 54mg	Concerta	1,643
Esomeprazole Magnesium Delayed Release Capsules	Nexium	1,608
Sildenafil Citrate Tablets	Viagra	1,432
Teriflunomide Tablets	Aubagio	1,299
Quetiapine Fumarate Extended Release Tablets	Seroquel XR	1,192
Mesalamine Delayed Release Tablet, 1.2gm	Lialda	1,161
IMATINIB MESYLATE Tablets	Gleevec	1,126
Abiraterone Acetate Tablets, 250mg	Zytiga	1,114
MEMANTINE HYDROCHLORIDE ER Capsules	Namenda XR	1,112
Testosterone Metered Gel 1.62% Pump	Androgel	1,086

Total:		$28,772

Figure 6. Value of Amneal’s Marketed Products According to QuintilesIMS on a Trailing Twelve Month Basis as of May 2017. This information is an estimate derived from the use of information under license from the following IMS Health information service: SMART US Edition for the period through September, 2017. IMS expressly reserves all rights, including rights of copying, distribution and republication. The information provided by IMS is publicly available and was not prepared at the request of Impax, Amneal or Holdco.

Growing portfolio of diverse products with strong market positions

Amneal has a broad portfolio of over 100 product families across multiple therapeutic areas. For the year ended December 31, 2016, 17 of Amneal’s top 20 products held #1 or #2 market share positions. In addition to

Amneal’s current products, Amneal’s pipeline includes a range of new products with complex dosage forms that will further diversify its portfolio. Given Amneal’s track record of successfully commercializing its products post-approval and capturing market share, Amneal is confident in its ability to drive future growth through new product launches.

Strong history of quality and manufacturing excellence

Since its founding, Amneal has always maintained a commitment to quality with a culture of quality assurance and control, and has invested in quality systems to support all aspects of development, analytical testing, and manufacturing. Amneal currently operates ten FDA-approved manufacturing facilities across the United States, India and Ireland. As the FDA has heightened standards for and increased its monitoring of pharmaceutical manufacturers significantly over the last decade, Amneal continues to manufacture and market products to the highest quality standards. Since 2002, Amneal’s facilities have been successfully inspected 59 times, including two inspections at distribution facilities, with no major discrepancies observed and no warning letters issued.

Figure 7. History of FDA Inspections

(1)	Includes two inspections at Amneal’s API facilities.

History of strong financial performance

Amneal submitted 36, 32, 41 and 26 new ANDA filings in 2014, 2015, 2016 and the nine months ended September 30, 2017, respectively, and launched 59 new generics products during the same time period. Amneal’s net revenue has grown from $785.6 million for the year ended December 31, 2014 to $1,018.2 million for the year ended December 31, 2016, representing a CAGR of 13.8%, Amneal’s net income grew from $177.8 million for the year ended December 31, 2014 to $209.4 million for the year ended December 31, 2016, representing a CAGR of 8.5% and Amneal’s adjusted EBITDA grew from $257.4 million for the year ended December 31, 2014 to $340.9 million for the year ended December 31, 2016, representing a CAGR of 15.1%. For further detail on Amneal’s historical GAAP and non-GAAP financial results, see the section entitled “Selected Historical Consolidated Financial Information of Amneal” beginning on page 63. Amneal expects to submit approximately 30 to 40 new ANDA filings during each of 2018, 2019 and 2020, and expects a number of these potential products to be FTF or FTM opportunities that will contribute significantly to Amneal’s revenue and adjusted EBITDA.

Amneal’s Strategy

Amneal’s strategic goal is to continue developing, manufacturing and commercializing high-value generic and biosimilar products that will support Amneal’s growth and strengthen its competitive position relative to its generic pharmaceutical peers. In implementing its strategy, Amneal is focused on the following:

Leverage Amneal’s capabilities by focusing on high-value products

Amneal has historically been successful in developing complex generic pharmaceutical products with high barriers-to-entry and high revenue potential, including products with the potential to be FTF, FTM or otherwise high-value as previously defined. Amneal targets products that are difficult to formulate and manufacture, and/or present complex legal and IP hurdles. As part of Amneal’s strategy, it also funds clinical trials for products that, while costly, provide higher returns on its investment relative to products with lower development costs. These products are potentially more profitable and may have a longer life cycle than typical generic products. Over 58% of Amneal’s pipeline is comprised of what Amneal believes have the potential to be, high-value products. Amneal believes it has built a comprehensive and robust infrastructure through its investment in R&D, manufacturing facilities and personnel, which will enable it to continue to develop and commercialize these types of high-value products.

Advance and expand upon the existing pipeline

Amneal’s pipeline provides the foundation for its future growth and Amneal currently has 273 products pending FDA approval in the United States or in active development. Amneal has successfully launched 60 new generic pharmaceutical products since January 1, 2014 and has filed 135 ANDAs during the same time period. Amneal expects to submit approximately 30 to 40 new ANDA filings during each of 2018, 2019 and 2020 and to continue its R&D efforts in order to strengthen and grow its portfolio across multiple complex dosage forms.

Utilize Amneal’s dosage form capability to diversify its product portfolio

Historically, the majority of Amneal’s marketed products have been oral solids. As Amneal has expanded its capabilities and invested at higher-than-industry-average rates in newer pharmaceutical delivery technologies and manufacturing facilities over time, however, Amneal’s pipeline has diversified and now includes a broad array of dosage forms such as oral liquids, sterile injectables, transdermals, nasal sprays, inhalation and respiratory products, ophthalmics and topicals. As such, Amneal expects future product approvals and launches to diversify its portfolio away from oral solids and support the transition towards higher barrier-to-entry complex products.

Expand into high growth adjacencies such as biosimilars

Biosimilar products represent a significant growth opportunity for Amneal as well as the U.S. generic industry broadly. According to Bank of America Merrill Lynch Global Research estimates, the global biosimilar market is expected to reach $20 billion by 2025. Successful development of these products is complex, timely and highly expensive, and many generic pharmaceutical companies lack the expertise and means to successfully develop and commercialize biosimilars. Through Amneal’s partnership with Adello Biologics, LLC, Amneal has in-licensed two biosimilar products for near-term commercialization: filgrastim (biosimilar of branded product Neupogen™), for which an ANDA has been filed, and peg-filgrastim (biosimilar of branded product Neulasta™), which is currently in late-stage development. Amneal continues to work to build its portfolio of biosimilar products through licensing transactions and expects these products to support topline and profitability growth in the future.

Leverage Amneal’s platform to increase operational efficiency

Amneal has developed a highly capable and comprehensive R&D, operations and commercial infrastructure that supports the development, manufacture, sale and distribution of generic pharmaceuticals. Coupled with

Amneal’s vertically integrated supply chain, this infrastructure enables Amneal to quickly and efficiently move through the cycle of product selection to development, manufacture and, ultimately, commercialization, which supports the achievement of Amneal’s growth and profitability targets. Amneal expects to continue to build on and leverage these existing capabilities and its infrastructure to accelerate margin expansion and cash flow generation.

Amneal’s Industry

Prescription pharmaceutical products are sold either as branded or generic products. Generic pharmaceutical products have the same API, dosage form, potency, route of administration, and intended use as patented branded pharmaceutical products and are usually marketed under their chemical (generic) names rather than brand names. However, generic pharmaceutical products are intended to provide a cost-effective alternative for consumers while maintaining the safety, efficacy and stability of the branded product, and as such are generally sold at prices below their branded equivalents. Typically, a generic pharmaceutical may not be marketed until the expiration of applicable patent(s) on the corresponding branded product, unless the resolution of patent litigation results in an earlier opportunity to enter the market.

Generic manufacturers are required to file and receive approval for an ANDA in order to market a generic pharmaceutical product. In general, those companies that are able to prepare high quality ANDA submissions are comparatively advantaged. Under the previous Generic Drug User Fee Amendments (“GDUFA”) authorization, the time required to obtain FDA approval of ANDAs was on average approximately 42-44 months post-filing. In August 2017, GDUFA was reauthorized and signed into law by President Trump as part of the Food and Drug Administration Reauthorization Act. This reauthorization, known as GDUFA II, is in effect from October 1, 2017 through September 30, 2022. As a result of GDUFA II, Amneal expects the average time required to achieve approval of a generic pharmaceutical product after an ANDA filing is made to decrease.

Generic pharmaceutical products play a very significant role in the United States and global healthcare systems. According to Frost and Sullivan’s Global Generic Pharmaceuticals Market Forecast to 2020, the global generic pharmaceutical market was valued at approximately $366 billion in 2016, and by the end of 2020, annual revenue from generic pharmaceutical products is expected to reach approximately $557 billion, compounding at 11% annually. According to the U.S. Bureau of Census and the Centers for Medicare and Medicaid Services, the United States spends approximately $3 trillion on healthcare annually, and prescription pharmaceutical products represent approximately 11% of those total healthcare system costs. According to the Association for Accessible Medicines, approximately 89% of prescriptions dispensed in the United States are filled using generic pharmaceutical products, but these prescriptions represent only 26% of total prescription pharmaceutical costs.

Amneal expects key drivers of the future growth of the generic pharmaceutical industry to include:

Demographic trends

Rising healthcare costs due, in part, to an aging population, increased life expectancy, and higher incidence of chronic diseases are contributing to the increased use of generic pharmaceutical products in the United States. According to the U.S. Census Bureau, in 2015 the U.S. population over 65 years of age was 47.8 million and is expected to grow over 18% to 56.4 million by 2020. The growth in this segment of the population, who are significant consumers of pharmaceutical products, is expected to increase the utilization and proliferation of generic pharmaceutical products. Additionally, because generic pharmaceutical products have become widely accepted as lower-cost equivalents of branded pharmaceutical products among consumers, physicians and pharmacists, Amneal expects the market opportunities for generic pharmaceutical products to remain strong.

Increasing efforts by the government to control healthcare costs

As the parties responsible for paying for pharmaceutical products, both government agencies and private payors worldwide are actively engaged in efforts to control healthcare costs. According to Frost and Sullivan’s

Global Generic Pharmaceuticals Market Forecast to 2020, approximately 80% of adults above age 65 globally have at least one chronic disorder, including diabetes, cardiovascular diseases, or cancer. As this segment of the population grows, budgetary constraints provide an impetus for healthcare payors to find cost-effective alternatives to higher-priced branded pharmaceutical drug products. Accordingly, governments and the private sector have been encouraging the use of generic pharmaceutical products, as evidenced by their promotion of the substitution of generic pharmaceutical products for their branded equivalents. According to the Association for Accessible Medicines, the use of generic pharmaceutical products saved patients and taxpayers $253 billion in 2016; over the last decade, it is estimated that the U.S. healthcare system has saved $1.67 trillion due to the availability of low-cost generic pharmaceutical products. As significant cost-containment measures continue to be implemented by healthcare payors globally, Amneal expects demand for generic pharmaceutical products to remain strong.

Growing acceptance of biosimilars

A biosimilar is a biological product that is highly similar to the original reference biological product, and with respect to which there are no clinically meaningful differences between the biological product at issue and the reference product in terms of the safety, purity, and potency of the product. In 2009, Congress passed the Biologics Price Competition and Innovation Act of 2009, which created an abbreviated licensure pathway for biosimilar products. Over the last eight years, both traditional generic pharmaceutical product competitors and those not previously involved in the marketing of small molecule pharmaceutical products have begun shifting towards the development and commercialization of biosimilars given the significant market opportunity and current unmet need for less expensive biologics. While the market for these pharmaceuticals is nascent, the global biosimilar market is expected to reach $20 billion by 2025, according to Bank of America Merrill Lynch Global Research estimates. This secular shift will provide a major growth driver for generics companies with the ability to develop and/or commercialize biosimilar products.

Marketing and Customers

In the United States. Amneal markets its products primarily through wholesalers and distributors, retail pharmacies, mail-order pharmacies and directly into hospitals and institutions. The majority of Amneal’s generic pharmaceutical products are marketed through wholesalers. Amneal’s sterile injectable products, while generally also marketed through wholesalers, are occasionally sold directly to large hospitals and institutions. Some of Amneal’s wholesalers purchase products and warehouse them for retail drug stores, independent pharmacies and managed care organizations, such as hospitals, nursing homes, health maintenance organizations, clinics, pharmacy benefit management companies and mail-order customers.

In Europe and other foreign jurisdictions, Amneal sells its products to wholesalers, distributors, independent pharmacies and, in certain countries, directly to hospitals. Through a broad network of sales representatives, Amneal adapts its strategy to different markets as dictated by such market’s respective regulatory and competitive landscapes.

Amneal has approximately 200 customers, some of which are part of large purchasing groups. For the year ended December 31, 2016, Amneal’s four largest customers accounted for approximately 54% of net revenue, broken out as follows: AmerisourceBergen Corporation (17%), Cardinal Health, Inc. (16%), McKesson Drug Co. (11%), and CVS Caremark (10%). Amneal does not have long-term agreements that guarantee future business with any of its major customers and the loss of or substantial reduction in orders from any one or more of these customers could have a material adverse effect on Amneal’s operating results, future prospects and financial condition.

Manufacturing

Amneal has manufacturing sites in Brookhaven and Hauppauge, New York; Branchburg, Patterson and Piscataway, New Jersey; Cashel, Ireland; and Ahmedabad, Hyderabad, Vizag and Dahej, India, which collectively handle the production, assembly, quality assurance testing and packaging of the majority of Amneal’s products. Amneal manufactures the vast majority of its products internally; of these products, those manufactured in Amneal’s U.S. facilities contributed 80.8% of product net revenue compared to 14.6% for those manufactured in India as of December 31, 2016. Amneal relies on third-party manufacturers to supply a small number of products in its portfolio representing approximately 4.6% of its net revenue.

Raw materials

The raw materials, including the APIs used to manufacture Amneal’s products are either purchased from distributors of bulk pharmaceutical chemicals or, as determined on a product-by-product basis, manufactured in-house through Amneal’s API facilities in Dahej and Vizag. Because legal and regulatory requirements mandate that Amneal’s product marketing authorizations specify API and raw material suppliers, if a specified supplier were for any reason unable to continue to supply Amneal, Amneal would need to seek FDA approval of a new supplier. The resulting delay in the manufacture and marketing of the impacted pharmaceutical during the FDA process to qualify and approve the new supplier could, depending on the product, have a material adverse effect on Amneal’s results of operations and financial condition. Amneal protects against the unlikely risk of such an event by generally providing for, where feasible, two or more suppliers of raw materials for the pharmaceutical products Amneal manufactures, including those for which Amneal manufactures API in-house. Additionally, Amneal may enter into a contract with a raw material distributor in order to secure adequate supply for specific products.

Competition

The generic pharmaceutical industry is highly competitive, as manufacturers of generic pharmaceutical products create value for their customers by offering substitutes for branded pharmaceutical products at significantly lower prices. At times Amneal may not be able to differentiate its product offerings from those of its competitors, successfully formulate and bring to market new products that are less expensive than those of its competitors, or offer commercial terms as favorable as those of its competitors. Amneal believes its principal competitors in the U.S. generic pharmaceutical market, where Amneal primarily competes, are Teva, Mylan, Sandoz, Endo and Fresenius Medical Care AG & Co. KGAA /Akorn, Inc.

By focusing on high-value products with complex dosage forms and high barriers to entry, as well as taking advantage of Amneal’s vertically integrated supply chain and selective use of internal API, Amneal aims to manufacture more profitable products relative to its competition. However, there is no guarantee that this or any future strategy will enable Amneal to compete successfully in the generic pharmaceutical industry.

The Hatch-Waxman Act amended the Food, Drug and Cosmetic Act (“FDCA”) and provided for a period of 180 days of generic marketing exclusivity for each applicant that is first-to-file an ANDA with a Paragraph IV certification. The holder of the approved ANDA that successfully challenges the relevant innovator drug patent(s) usually enjoys higher market share and sales during the 180-day period of exclusivity. When the exclusivity period concludes, other generic competitors may launch their versions of the product, which may cause significant price erosion and loss of market share. In cases where Amneal is the holder of an ANDA for a FTF product, upon the expiration of the 180 day exclusivity period, Amneal may adjust the price of such product and provide price adjustments to its customers for the difference between the lower price and the price at which Amneal previously sold the product then held in inventory by its customers. These adjustments are commonly known as shelf stock adjustments. In certain circumstances, Amneal may decide not to provide price adjustments to certain customers and, as a result, Amneal may receive returns of unsold product from these customers and forego future sales volume as opposed to reducing pricing.

Authorized generic pharmaceutical products, which are generic versions of pharmaceutical products introduced by brand companies (directly or through a third party) under the brand’s new drug application (“NDA”) approval, have also increased competition in the generic pharmaceutical industry. Authorized generic pharmaceutical products may be sold throughout and subsequent to the 180-day exclusivity period and are a significant source of competition, because brand companies do not face any regulatory barriers to rapidly introducing generic versions of their pharmaceutical products. Amneal does not currently market any authorized generic products on behalf of brand companies.

Additionally, consolidation among wholesalers and retailers and the formation of group purchasing organizations (“GPOs”) has caused increased price competition in the generic pharmaceutical market. The downward price adjustments demanded by distributors of generic pharmaceutical products has reduced revenue and average product gross margin across the industry. Should these price reductions continue or even increase, it could have a material adverse effect on Amneal’s revenue and gross margin.

The main competitive factors in the generic pharmaceutical market include:

•	a generic pharmaceutical products manufacturer’s ability to rapidly develop and obtain regulatory approval for and supply commercial quantities of generic pharmaceutical products;

•	the introduction of other generic pharmaceutical manufacturers’ products in direct competition with those of Amneal;

•	the introduction of authorized generic pharmaceutical products in direct competition with those of Amneal;

•	consolidation among Amneal’s customers and the formation of buyer consortia;

•	pricing pressures by competitors and customers;

•	Amneal’s and its competitors’ breadth of product offerings across its portfolio;

•	the ability of Amneal’s generic pharmaceutical competitors to quickly enter the market after the expiration of patents or statutory exclusivity periods, limiting the extent and duration of profitability for Amneal’s products;

•	the willingness of Amneal’s customers to switch their source of supply of products among various generic pharmaceutical competitors;

•	Amneal’s and its competitors’ level of service and reputation as a reliable developer and manufacturer of generic pharmaceutical products; and

•	product appearance and labeling for Amneal’s products and those of its competitors.

Employees

As of December 31, 2016, Amneal had approximately 4,700 employees worldwide. Of these, there are approximately 1,700 employees in the United States and 3,000 outside of the United States, primarily in India. Amneal’s global headcount is divided into the following functional areas: manufacturing (approximately 2,200 full time employees), quality (approximately 1,100 full time employees), R&D (approximately 900 full time employees), sales and marketing (approximately 100 full time employees), and general & administrative (approximately 400 full time employees). None of Amneal’s employees are covered by a collective bargaining agreement. Amneal considers its employee relations to be good.

Government regulation

The business of developing, manufacturing, selling and distributing generic products is subject to significant environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. These regulatory regimes are overseen by governmental bodies, principally the FDA and, as applicable, the Drug Enforcement Agency (“DEA”), FTC and several state and local government agencies in the United States and abroad. Failure to comply with the regulations of these governmental agencies may result in suspension of regulatory approval and potential civil and criminal actions against Amneal. The regulatory environment, particularly enforcement positions, statues and legal interpretations applicable to the generic pharmaceutical industry are constantly in flux and not always clear. Significant changes in this environment could have a material adverse effect on Amneal’s financial condition and results of operations.

The FDCA, the Controlled Substances Act and other statutes and regulations govern the development, testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval and promotion of Amneal’s products. Failure to comply with these regulations can result in judicial and or administrative sanctions, such as product seizures, injunctions, fines and criminal prosecutions. The FDA has the authority to withdraw its approval of pharmaceuticals at any time, in accordance with its regulatory due process procedures, and can enforce the recall of products.

Pharmaceutical approval process in the United States

In the United States, FDA approval is required before any new pharmaceutical, including a generic version of a branded pharmaceutical product, may be sold. The Hatch-Waxman Act established the modern regulatory system for generic pharmaceutical products by creating a standardized approach for generic pharmaceutical makers to file ANDAs and receive FDA approval for generic pharmaceutical products. In order to gain FDA approval, there are various regulatory hurdles that a prospective generic manufacturer must clear:

Current Good Manufacturing (cGMP) Practices

In order to obtain FDA approval for its products, a generic pharmaceutical manufacturer must demonstrate that its facilities comply with cGMP regulations. The manufacturer is required to comply with cGMP standards at all times during the production and processing of pharmaceuticals, and the FDA may inspect the manufacturer’s sites at any time to ensure compliance.

Safety and Efficacy

With respect to ANDA filings for generic pharmaceutical manufacturers, the FDA waives the requirement for certain clinical trials because manufacturers of the brand pharmaceutical product has already performed these studies and established the safety and efficacy of the reference pharmaceutical product. However, an ANDA filer is still required to conduct bioequivalence studies to test the generic pharmaceutical product against the brand pharmaceutical product. For most orally administered pharmaceutical products, bioequivalence between brand and generic is established when there is no statistically significant difference in the rate and extent to which the API from the product is absorbed into the bloodstream. For certain pharmaceutical products, such as topical, locally acting pharmaceutical products, other means of establishing bioequivalence may be required by the FDA. Additionally, an ANDA for a generic pharmaceutical product must contain other information, such as patent certifications and stability, chemistry, manufacturing and labeling data.

Patent Provisions

A branded pharmaceutical product is usually protected under patents granted by the U.S. Patent and Trademark Office that allow only the pharmaceutical company that developed the pharmaceutical product to market and sell such product. For a generic pharmaceutical manufacturer to introduce a generic version of a referenced branded pharmaceutical product, it must submit to the FDA an ANDA with a certification stating one of the following:

•	Paragraph I: That the required patent information relating to the patent for the referenced branded pharmaceutical product has not been filed

•	Paragraph II: That the patent for the referenced branded pharmaceutical product has expired;

•	Paragraph III: That the patent for the referenced branded pharmaceutical product will expire on a particular date; or

•	Paragraph IV: That the patent for the referenced branded pharmaceutical product is invalid or will not be infringed by the pharmaceutical product for which approval is being sought

Filing an ANDA with certifications under Paragraph I or II, referenced above, permits the ANDA to be approved immediately, if it is otherwise eligible. Filing an ANDA with certifications under Paragraph III, referenced above, indicates that the ANDA may be approved on the expiration date of the referenced branded pharmaceutical product’s patent. Under Paragraph IV, referenced above, a generic pharmaceutical manufacturer can challenge the patent of the branded referenced pharmaceutical product.

If the ANDA for a generic pharmaceutical product has a Paragraph IV certification, the filer must also notify the NDA and patent holders upon acceptance of the ANDA filing by the FDA (such notice the “PIV Notice”). The NDA and patent holders may initiate a patent infringement lawsuit in response, the filing of which automatically prevents the FDA from approving the ANDA until the earlier of (i) 30 months following receipt of the PIV Notice and/or (ii) a decision in the lawsuit that is favorable to the ANDA filer.

Generic pharmaceutical pricing

The pricing of a generic pharmaceutical product nearly always correlates to the number of companies manufacturing generic versions of such pharmaceutical product. A generic pharmaceutical product is usually at its highest price immediately after the first generic launch of the product, either because a single manufacturer has been granted 180-day exclusivity or because only a few manufacturers have entered the market due to other technical or operational obstacles to bringing such product to market, such as raw materials shortages or complex formulation. As additional generic manufacturers enter the market, the price of a generic pharmaceutical product typically falls as manufacturers compete on price to capture market share. Additionally, consolidation among wholesalers and retailers and the formation of GPOs has caused increased price competition in the generic pharmaceutical market.

Healthcare reform

In the United States, there have recently been multiple federal and state proposals related to the pricing of pharmaceuticals and other changes to the healthcare system. It is currently unclear what, if any, legislative proposals may be adopted or how governmental bodies and private payors will respond to such healthcare reform. As such, Amneal cannot predict the impact of potential legislation on its business and cannot guarantee that such legislation will not have a material adverse effect on Amneal’s financial condition and results of operations.

Pharmaceutical pedigree laws

Various pharmaceutical pedigree laws, such as the Drug Supply Chain Security Act (“DSCSA”) enacted in 2014, require the tracking of all transactions involving prescription pharmaceutical products from the manufacturer to the dispensary (e.g. pharmacy). Compliance with such laws requires extensive tracking systems and tight coordination with customers and manufacturers. While Amneal currently fully complies with these laws and intends to do so in the future, such legislation and government enforcement regarding these laws is constantly evolving. Failure to comply could result in fines, penalties or loss of business that could have a material adverse effect on Amneal’s financial results.

Federal regulation of patent litigation settlements and authorized generic arrangements

Pursuant to the Medicare Prescription Drug Improvement and Modernization Act of 2003, generic and brand pharmaceutical companies must file with the DOJ and FTC certain agreements entered into between other brand and/or generic pharmaceutical companies in regards to the settlement of patent ligation and/or the manufacture and marketing of generic versions of branded pharmaceutical products. This requirement impacts the ways in which generic pharmaceutical companies resolve IP litigation and may result in an increase in private-party litigation against pharmaceutical companies and/or additional investigations by the FTC or other governmental organizations.

Legal Proceedings

Amneal’s legal proceedings are complex, constantly evolving and subject to uncertainty. As such, Amneal cannot predict the outcome or impact of the legal proceedings set forth below. While Amneal believes it has valid claims and/or defenses to the matters described below, the nature of litigation is unpredictable and the outcome of the following proceedings could include damages, fines, penalties and injunctive or administrative remedies. For any proceedings where losses are probable and reasonably capable of estimation, Amneal has accrued for such potential loss as described below. While these accruals have been deemed reasonable by Amneal’s management, the assessment process relies heavily on estimates and assumptions that may ultimately prove inaccurate or incomplete. Additionally, unforeseen circumstances or events may lead Amneal to subsequently change its estimates and assumptions. Unless otherwise indicated below, Amneal is at this time unable to estimate the possible loss, if any, associated with such litigation.

Amneal currently intends to vigorously prosecute and/or defend these proceedings as appropriate. From time to time, however, Amneal may settle or otherwise resolve these matters on terms and conditions that it believes to be in its best interest. Resolution of any or all claims, legal proceedings or investigations could have a material adverse effect on Amneal’s results of operations and/or cash flow in any given accounting period, or on Amneal’s overall financial condition.

Texas State Attorney General Civil Investigative Demand

On May 27, 2014, a civil investigative demand (“CID”) was served on Amneal by the Office of the Attorney General for the state of Texas (the “Texas AG”) relating to products distributed by Amneal under a specific Amneal labeler code. Shortly thereafter, Amneal received a second CID with respect to the same products sold by Interpharm Holding, Inc. (“Interpharm”), the assets of which had been acquired by Amneal in June 2008. Amneal completed its production of the direct and indirect sales transaction data in connection with the products at issue and provided this information to the Texas AG in November 2015. In May 2016, the Texas AG delivered two settlement demands to Amneal in connection with alleged overpayments made by the State of Texas for such products under its Medicaid programs. For the Amneal and Interpharm products at issue, the Texas AG’s initial demand was for an aggregate total of $36 million based on $16.2 million in alleged overpayments. After analyzing the Texas AG’s demand, Amneal raised certain questions regarding the methodology used in the Texas AG’s overpayment calculations, including the fact that the calculations treated all pharmacy claims after 2012 for the products at issue as claims for over-the-counter (“OTC”) drugs, even though the products were prescription pharmaceuticals. This had the effect of increasing the alleged overpayment because the dispensing fee for OTC drugs was lower than that for prescription drugs. Therefore the Texas AG’s calculations were derived by subtracting a lower (and incorrect) OTC dispensing fee from the higher (and correct) prescription dispensing fee. The Texas AG later acknowledged this discrepancy and is in the process of re-calculating the alleged overpayment.

Patent Defense Matters

Amneal is a defendant in a patent infringement action, Merck Sharp & Dohme Corp. v. Amneal Pharmaceuticals LLC, in the U.S. District Court for the District of Delaware, Civil Action No. 15-cv-250. The complaint was filed on March 20, 2015, and involves Amneal’s filing of an ANDA for a generic alternative to Merck’s Nasonex® product. The District Court trial was completed on June 22, 2016. The court issued an opinion finding that Amneal’s proposed generic product did not infringe the asserted patent. Merck filed an appeal of that decision with the Court of Appeals for the Federal Circuit which remains pending. Amneal launched its generic version of the product on April 5, 2017, prior to the rendering of an appellate court decision, and continues to sell the product as of the date of this combined proxy statement/prospectus. Amneal believes that it has substantial meritorious defenses to the claims alleged. However, these actions, if successful, could adversely affect Amneal and could have a material adverse effect on Amneal’s business, results of operations, financial condition and cash flows.

Amneal is a defendant in a patent infringement action, Otsuka Pharmaceutical Co. Ltd. v. Amneal Pharmaceuticals LLC, et al., in the U.S. District Court for the District of New Jersey, Civil Action No. 15-cv-1585. The first complaint was filed on March 2, 2015, and involves Amneal’s filing of an ANDA for a generic alternative to Otsuka’s Abilify® tablet product. Otsuka filed an appeal with the Court of Appeals for the Federal Circuit related to rulings from the District Court regarding some of the patents-in-suit. The District Court has not yet set a trial date for the remaining patents-in-suit. Amneal, like a number of other generic manufacturers, has launched its generic version of Otsuka’s Abilify® “at-risk,” prior to the rendering of an appellate court decision, and continues to sell the product as of the date hereof. Amneal believes that it has substantial meritorious defenses to the claims alleged. However, these actions, if successful, could adversely affect Amneal and could have a material adverse effect on Amneal’s business, results of operations, financial condition and cash flows.

Antitrust Litigation

Amneal is a defendant in a class action anti-trust action, Sergeants Benevolent Association Health & Welfare Fund v. Actavis, PLC, et. al., in the U.S. District Court for the Southern District of New York, Civil Action No. 15-cv-06549. The complaint was filed on August 19, 2015, and involves patent litigation settlement agreements between Amneal and Forest Laboratories. Amneal was one of a number of pharmaceutical companies named in the lawsuit. The settlement agreement at issue settled the patent litigation between Forest Laboratories and Amneal regarding Namenda© immediate release tablets. On September 13, 2016, the court denied the defendants’ motion to dismiss with respect to the federal claims and stayed the state law claims pending against Amneal and the other generic pharmaceutical company defendants until the federal claims are resolved. The court denied the defendants’ motion to dismiss with respect to the state law claims without prejudice to renew the motion after the federal claims have been resolved. The court cited the interests of judicial economy and the myriad state antitrust and unfair business practices laws as the basis for severing the state law claims and placing them on the court’s inactive docket. The court’s decision places the entirety of the claims pending against Anneal and the other generic pharmaceutical companies on the court’s inactive docket, which effectively stays the litigation as to Amneal until the federal claims are resolved or until the court removes those claims from its inactive docket. Amneal believes that it has substantial meritorious defenses to the claims alleged. However, these actions, if successful, could adversely affect Amneal and could have a material adverse effect on Amneal’s business, results of operations, financial condition and cash flows.

From time to time, Amneal may become subject to other legal proceedings, claims or litigation arising in the ordinary course of business. In addition, Amneal may receive letters alleging infringement of patents or other IP rights. If an unfavorable outcome were to occur in litigation, the impact could be material to Amneal’s business, financial condition, cash flow or results of operations, depending on the specific circumstances of the outcome.

Information Technology

Amneal’s information technology (“IT”) department utilizes industry-standard infrastructure to ensure strict compliance adherence and support reliable operations that enable its long-term growth and profitability goals.

Properties

Amneal owns or leases numerous properties in domestic and foreign locations. Amneal’s principal properties include manufacturing facilities, R&D laboratories, warehouses, and corporate offices. Amneal also has numerous smaller facilities that include sales and support offices and storage facilities throughout the world. The following presents Amneal’s principal properties as of the date hereof.

Property Address	Legal Status	Purpose	Expiration of Lease
Amneal Pharmaceuticals LLC

280 Newport Center Drive, Newport, California, USA	Lease	Administrative, Sales and Marketing	June 30, 2020

118 Beaver Trail, Glasgow, Kentucky	Lease	Administrative, Distribution and Warehouse	September 30, 2020

40 Aberdeen Drive, Glasgow, Kentucky	Lease	Warehouse	September 30, 2020

360 Moreland Road, Commack, New York	Lease	Warehouse	January 31, 2018; renewing for 1 year

21 Colonial Drive, Piscataway, New Jersey	Lease	Warehouse	September 30, 2025

39-49 Colonial Drive, Piscataway, New Jersey	Lease	Manufacturing	October 31, 2024

1045 Centennial Ave, Piscataway, New Jersey	Lease	R&D; manufacturing in 2018	November 30, 2025

131 Chambersbrook Rd., Branchburg, New Jersey	Lease	Manufacturing	December 5, 2027

65 Readington, Branchburg, New Jersey	Lease	Manufacturing	December 5, 2027

One New England Avenue, Piscataway, New Jersey	Lease	Manufacturing	February 28, 2031

1041 US Highway 202/206, Bridgewater, New Jersey	Lease	Subleased to Kashiv Pharmaceuticals LLC	April 30, 2018

209 McLean Blvd., Paterson, New Jersey	Lease	Manufacturing	July 31, 2018; closing March 31, 2018

19 Readington Road, Branchburg, New Jersey	Lease	Warehouse	May 31, 2022

400 Crossing Boulevard, Third Floor, Bridgewater, New Jersey	Lease	Administrative—Amneal Pharmaceuticals LLC	July 31, 2024

One Murray Road, East Hanover, New Jersey	Lease	Packaging	April 30, 2022

1041 U.S. Highway 202/206, Bridgewater, New Jersey	Lease	N/A	September 30, 2025

Amneal Biosciences LLC

400 Crossing Boulevard, Bridgewater, New Jersey	Lease	Administrative—Amneal Biosciences LLC	Month-to-month

Property Address	Legal Status	Purpose	Expiration of Lease
Amneal Pharmaceuticals of New York, LLC

50 Horseblock Road, (Yaphank) Brookhaven, New York	Lease	Manufacturing, R&D, Quality and Regulatory	June 30, 2043

75 Adams, Hauppage, New York	Lease	Manufacturing	March 31, 2021

Amneal Ireland Ltd

Cahir Road, Cashel Co, Tipperary, Ireland	Owned	R&D with manufacturing once product approved	N/A

Creo Pharma Limited

Felsted Business Centre, Felsted, Essex, United Kington	Lease	Administrative, Sales and Marketing	June 19, 2019

Amneal Pharmaceuticals Company GmbH

Turmstrasse 30, 6312 Steinhausen, Zug, Switzerland	Lease	Administrative	June 30, 2018

Amneal Pharmaceuticals Pvt Ltd

881/1 and 871, Near Hotel Karnavati, Vill Rajoda, Tal Bavla, Ahmedabad—380001	Owned	Oral Solids Manufacturing and R&D	N/A

Plot No 15-16-17, Pharmasez, SARKHEJ BALVA HIGHWAY NH NO. 8A VILLAGE MATODA	Leased	Oral Solids & Injectables Manufacturing and R&D	December 31, 2109

509-514 Venus Atlantis, Nr Shell Petrol Pump, Prahladnagar, Satellite, Ahmedabad 380 015	Leased	Corporate Office	April 30, 2022

Magnet Park, Corporate House No 18, Sarkhej Gandhinagar Highway, Thaltej, Ahmedabad	Leased	R&D (Injectables)	February 26, 2026

Plot No 99, Gallops Industrial Park, Village Rajoda, Bavla, Ahmedabad 382 220	Leased	Additional Warehouse for OSD	February 28, 2022

901 -905, 906 -910 & 911 Iscon Elegance, S.G.Highway, Ahmedabad	Leased	Corporate Office (lease deed executed)	December 31, 2027

Property Address	Legal Status	Purpose	Expiration of Lease

Amneal Oncology Pvt Ltd

Plot S3, S4 & S5 -A, TSIIC,SEZ, JADCHERLA TELANGANA MAHABUBNAGAR 509302	Leased	Oncology R&D & Manufacturing	August 23, 2044

H No. 5-250/1/E, Vijaynagar Colony, Jedcharla, Mandal, Mahabubnagar	Leased	Corporate lodging	November 30, 2017 (renewable by mutual agreement)
Raks Pharmaceuticals Pvt Ltd

PLOT NO 68 SY NO 60,62&63 OFE BONAMGI REVENUE VILLAGE PARAWADA MANDAL AP 008 VISAKHAPATAM APANDHRA PRADESH, 530001	Owned	API Manufacturing and R&D	N/A

PLOT NO Z/111/A DAHEJ SEZ, PART II DAHEJ, GUJARAT BHARUCH-392110	Leased	API Manufacturing	October 15, 2042

105, Shriram Heights, Duvvada Station Rd., Kurmannapalam, Vishakhapatnam 530 036	Leased	Corporate lodging	March 31, 2017, renewable by mutual agreement

55, Rang Platinum, Opp A.B.C. Colony, Dahej Bypass Road, Bharuch (3HBK)	Leased	Corporate lodging	November 30, 2017 (Renewal in process)

Flat No. 301, 3rd Floor, R Square, Plot No 1C, Addagutta Society, Pragathi Nagar Road, JNTU Circle, K P H B Colony, Kukatpally, Hyderabad - 500072	Leased	Day to day operations Purchase Dept—RAKS	November 30, 2017 (Renewal in process)

Zydus Infrastructure Private Limited, Gr. Floor, Office Buildings Block no 3 and 4, National Highway no. 8A, Sarkhej Bavla Road, Matoda, Ahmedabad	Leased	Corporate office	March 31, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF AMNEAL

The following discussion and analysis summarizes the significant factors affecting the results of operations, financial condition and liquidity position of Amneal as of and for the years ended December 31, 2016, 2015 and 2014 and for the nine-month period ended September 30, 2017 and 2016, and should be read in conjunction with the consolidated financial statements and related notes of Amneal beginning on page FS-1 of this combined proxy statement/prospectus. The following discussion and analysis of the financial condition and results of operations of Amneal covers periods prior to the consummation of the Combination described elsewhere in this combined proxy statement/prospectus and does not reflect its effect on future periods. The Combination will result in financial results that are materially different from those reflected in the consolidated financial statements of Amneal that are included elsewhere in this combined proxy statement/prospectus. For an understanding of pro forma financial information including the effect of the Combination, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 167. The following discussion and analysis contains forward-looking statements that reflect Amneal’s plans, estimates and beliefs. Actual results could differ materially from those discussed in the forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 26. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this combined proxy statement/prospectus, particularly in the section entitled “Risk Factors” beginning on page 27.

Unless otherwise indicated, the components reported in millions may not equal the total amount reported due to rounding. Percentages presented are calculated from the numbers in millions.

Overview

Amneal is a generic pharmaceutical company specializing in developing, manufacturing, marketing and distributing high-value generic pharmaceutical products across a broad array of dosage forms and therapeutic areas. Amneal currently markets over 100 product families and its marketed and pipeline generics portfolios cover an extensive range of dosage forms and delivery systems, including both immediate and extended release oral solids such as tablets, capsules and powders, liquids, sterile injectables, nasal sprays, inhalation and respiratory products, ophthalmics (which are sterile pharmaceutical preparations administered for ocular conditions), films, transdermal patches and topicals (which are creams or gels designed to administer pharmaceuticals locally through the skin). Amneal focuses on developing products with substantial barriers-to-entry as a result of complex drug formulations or manufacturing, legal and/or regulatory challenges. Focusing on these opportunities allows Amneal to offer first-to-file (“FTF”), first-to-market (“FTM”) and other “high-value” products, which Amneal defines as products with zero to three generic competitors at time of launch. These products generally have limited competition at launch, tend to be more profitable and often have longer life cycles than other generic pharmaceuticals. Amneal has an integrated, team-based approach to product development that combines its formulation, regulatory, legal, manufacturing and commercial capabilities.

Amneal was founded in 2002 by Chintu and Chirag Patel and is a limited liability company organized under the laws of Delaware. Since Amneal’s founding, Amneal has invested heavily in R&D and infrastructure in order to fuel future growth. As a result of these investments, as well as a continued focus on quality and customer service, Amneal has developed what it believes to be one of the largest generic product pipelines in the United States, as well as comprehensive development and manufacturing expertise and capability across all major dosage forms. This allows Amneal a greater degree of profitability, control over quality and agility in the face of changing market dynamics. Amneal has also developed vertically integrated API manufacturing capabilities, which it utilizes on a selective, product-by-product basis based on API scarcity or as alternate supply for strategically critical products. As of September 30, 2017, Amneal has launched 20 products in 2017, compared to 18 and 14 for the full years ended December 31, 2016 and 2015, respectively.

Amneal’s product development strategy emphasizes potential FTF, FTM and other high-value products. A generic pharmaceutical product is considered a FTF product if the ANDA filed with respect to such product is the first to be filed for such product which contains a paragraph IV patent challenge to the branded form of the product (a “Paragraph IV Challenge”) under the Hatch-Waxman Act. FTF status provides a statutory 180-day exclusivity period if the Paragraph IV Challenge is successfully litigated and approved by the FDA. A generic product is considered a FTM product if it is the first marketed generic version of a branded pharmaceutical for reasons other than statutory exclusivity. Amneal defines other “high-value” products as those with zero to three generic competitors (not including Amneal) at the time of launch. Within Amneal’s pipeline of filed and in-development products, over 58% are intended to be FTF, FTM or otherwise high-value products. As a result, and in light of the significant investment Amneal makes in R&D and infrastructure, Amneal is well positioned to support sustainable profitability and growth with anticipated future product launches.

The principal source of growth for Amneal’s business over the last five years has been the launch of internally developed products, and it expects this trend to continue in the near future. As of September 30, 2017, Amneal’s generic product pipeline contained 273 products, of which 130 are pending with the FDA and 143 are in active stages of development. Amneal believes the strength and breadth of its product pipeline will enable it to differentiate itself in a challenging environment for the generic manufacturing industry and to continue its track record of revenue and EBITDA growth. Additionally, because the majority of Amneal’s product launches over the next two years are with respect to generic products for which an ANDA has already been filed with the FDA, Amneal believes that such product launches carry significantly less development risk.

Amneal has a network of ten manufacturing sites and seven co-located R&D centers within the United States, India and Ireland, with broad dosage capability across oral solids, solutions, suspensions, creams, gels, ointments, nasal sprays, hormonals, patches, oral thin films, dry powder inhalers, metered dose inhalers, cytotoxics, injectables, ophthalmics, otics, and tablets / capsules, as described below. Amneal also has a distribution center in Glasgow, Kentucky and a packaging center in East Hanover, New Jersey. In addition, Amneal selectively manufactures API for a subset of its products, which helps to reduce the overall cost of manufacturing for Amneal’s products and gives Amneal greater control over its supply chain. Since 2002, Amneal has had 59 successful FDA inspections of its various facilities (including its distribution facility in Glasgow, Kentucky) and Amneal has not received any warning letters with respect to any of Amneal’s facilities. Amneal believes the operational capabilities that it has developed will allow Amneal to continue to grow its business in the future.

In the United States. Amneal markets its products primarily through wholesalers and distributors, retail pharmacies, mail-order pharmacies and directly into hospitals and institutions. The majority of Amneal’s generic pharmaceutical products are marketed through wholesalers. Amneal’s sterile injectable products, while generally also marketed through wholesalers, are occasionally sold directly to large hospitals and institutions. Some of Amneal’s wholesalers purchase products and warehouse them for retail drug stores, independent pharmacies and managed care organizations, such as hospitals, nursing homes, health maintenance organizations, clinics, pharmacy benefit management companies and mail-order customers.

In Europe and other foreign jurisdictions, Amneal sells its products to wholesalers, distributors, independent pharmacies and, in certain countries, directly to hospitals. Through a broad network of sales representatives, Amneal adapts its strategy to different markets as dictated by such market’s respective regulatory and competitive landscapes.

Results of Operations

Nine-Month Periods Ended September 30, 2017 and 2016:

Net Revenue

Amneal’s net revenue for the nine-month periods ended September 30, 2017 and September 30, 2016 was $740 million and $720 million, respectively, representing an increase of $20 million or 3%.

New product launches in the United States for 2017 were responsible for a significant portion of Amneal’s net revenue growth in 2017, with such product launches contributing $96 million in net sales led by Aspirin-Dipyridamole ER (launched in January), Oseltamivir (launched in July), Mometasone Furoate Nasal Spray (launched in April 2017), Capecitabine (launched in March) and Tepadina Injection (launched in April). These new product launches illustrate Amneal’s diverse product pipeline, including its first internally developed nasal product, a growing injectables portfolio, and complex oral products.

Amneal’s U.S. base business net revenue, which excludes 2017 new product launches, decreased by $70 million period over period. Lidocaine Ointment, Metaxalone, Fluocinolone and Acyclovir net revenues declined due to market competition on both price and volume, with net revenue attributable to Naproxen Sodium declining due primarily to volume reduction, and net revenue attributable to Ibuprofen and Oxy/APAP declining due primarily to supply constraints. Such net revenue declines were partially offset by higher net revenue of Yuvafem, a generic to Estradiol Vaginal Tablets (launched in October 2016), and Diclofenac Sodium Gel (launched in March 2016). Also contributing to the decrease were higher re-procurement charges of $17 million from 2016 to 2017 attributable to supply constraints caused by vendor delays and lower production in Amneal’s New York manufacturing facilities due to renovations. Before re-procurement charges and the erosion of three semi-exclusive products that experienced competition in 2017, Amneal’s U.S. base business increased 3%, which consisted of volume growth of 17%, partially offset by price declines of 14%.

Amneal’s international net revenue decreased by $6 million period over period primarily as a result of certain out-of-stock positions in Australia due to supplier delays and the sale of Amneal’s Australian business in August 2017, offset slightly by new product launches in Germany.

Gross Profit and Gross Margin

Gross profit and gross margin for the nine-month periods ended September 30, 2017 and September 30, 2016 were $375 million and 51%, and $419 million and 58%, respectively. The decrease in gross margin for the nine-month period ended September 30, 2017 from the same period in 2016 of 7% was primarily a result of optimization expenses incurred amounting to $21 million. In 2017, Amneal began and completed a project to upgrade certain older manufacturing facilities in New York to optimize its manufacturing footprint. Such optimization expenses were incurred as internal resources and were deployed for these upgrades or were idle and production was lower than capacity, which impacted gross margin by approximately 3%. The manufacturing facility upgrades were completed in August 2017 and these costs are not expected to continue in the future. Additionally, Amneal’s gross margins during the nine-month period ended September 30, 2017 were impacted by (i) higher depreciation / lease expense in support of expanded production capabilities and (ii) lower production of certain of Amneal’s products for which API was temporary unavailable and has since been resolved.

Gross margin of Amneal’s products decreased from 2016 to 2017 by approximately 2%. This decrease is primarily the result of (i) lower pricing due to increased competition on certain of Amneal’s products, (ii) price reductions attributable to the continued consolidation of Amneal’s customers and (iii) re-procurement charges as a result of vendor delays and lower production in Amneal’s New York manufacturing facilities. These declines in gross margin were partially offset by Amneal’s launch of certain high-value products.

Selling, General and Administrative

Amneal’s selling, general and administrative (“SG&A”) expenses for the nine-month periods ended September 30, 2017 and September 30, 2016 were $78 million and $84 million, respectively, representing a decrease of $6 million or 7%. This decrease in SG&A from 2016 to 2017 was primarily due to lower professional fees, and salaries and benefits paid during 2017 as a result of (i) the divestiture of Amneal’s Australian business in August 2017 and (ii) additional resources being converted to R&D activities in Ireland to support the development of the inhalation products.

Research and Development

R&D expenses for the nine-month periods ended September 30, 2017 and September 30, 2016 were $117 million and $125 million, respectively, representing a decrease of $8 million or 6%. This decrease was the result of lower material and supplies costs, lower external development costs due to the timing of certain projects, and lower exhibit batch product costs as more of Amneal’s projects in 2017 were performed in India, which has lower production costs compared to the United States. This decrease was partially offset by higher patient study (bio-equivalence) costs due to timing of such studies, and salaries and benefits to support escalating the development of inhalation products in Ireland.

Intellectual Property Legal Development Expenses

Amneal’s intellectual property legal development expenses for the nine-month periods ended September 30, 2017 and September 30, 2016 were $18 million and $19 million, respectively, representing a decrease of $1 million or 5%. This decrease was the result primarily of reduced expenses related to trials on patent challenges during 2017. Intellectual property development expenses relate to legal challenges of innovator’s patents for invalidity or non-infringement, which are customary in the generic pharmaceutical industry, and are incurred predominantly during development of a pharmaceutical product and prior to regulatory approval of such product.

Depreciation

Amneal’s depreciation expense for the nine-months ended September 30, 2017 and September 30, 2016 was $14.5 million and $9.8 million, respectively, representing an increase of $4.7 million or 48%. The increase was due primarily to depreciation from Amneal’s new offices placed into service in August 2016 to support Amneal’s expanded operations for its New York manufacturing facilities.

Patent Litigation Settlements

During the nine-months ended September 30, 2016, Amneal received cash payments of $11.0 million in the aggregate in connection with the settlement of certain patent infringement matters with respect to Amneal’s ANDA product filings. Patent challenges against innovator patents are customary in the generic pharmaceutical industry. Amneal did not have patent litigation settlements where cash was received during the nine-month period ended September 30, 2017.

Legal Settlement Gain

In July 2017, Amneal entered into a settlement agreement regarding one of its generic pharmaceutical products, Buprenorphine and Naloxone, pursuant to which Amneal received a settlement payment of $25 million, resulting in a net gain of $21.5 million after legal fees. Amneal filed a claim against the innovator of Suboxone, a combination of active pharmaceutical ingredients Buprenorphine and Naloxone, alleging anti-competitive conduct resulting in lost profits during the time period in which Amneal was restricted from entering the market to sell its generic version of Suboxone.

Loss on Sale of Certain International Businesses

Australian Business Divestiture:

On August 31, 2017, Amneal consummated a transaction to sell 100% of the capital stock of its Australian subsidiary, Amneal Pharma Pty Ltd, to Arrow Pharmaceuticals Pty Ltd for cash consideration of $9.9 million. As a result of the sale, Amneal recognized a loss of $23.7 million, inclusive of divestiture costs. There were no divestitures for the nine-months ended September 30, 2016.

Spain / Nordics Divestiture:

On September 30, 2017, Amneal consummated a transaction to sell 100% of the capital stock, and certain marketing authorizations and associated dossiers of its Amneal Nordic ApS and Amneal Pharma Spain S.L. subsidiaries to Aristo Pharma GmbH for cash consideration of $8.4 million. As a result of such sales, Amneal recognized a loss of $5.2 million. There were no divestitures for the nine-months ended September 30, 2016.

Acquisition and Transaction-Related Expenses

In the ordinary course of its business, Amneal consummates certain business combinations, acquisitions or divestitures and, in connection therewith, incurs acquisition-related costs. Acquisition-related costs are expensed as incurred and amounted to $0.3 million for the nine-months ended September 30, 2017.

In addition, as a result of the Combination, Amneal recognized transaction-related expenses. A total of $2.1 million in acquisition and transaction-related expenses were incurred for the nine months ended September 30, 2017. There were no such expenses for the nine-months ended September 30, 2016.

Interest Expense

Amneal’s interest expense for the nine-months ended September 30, 2017 and September 30, 2016 was $47 million and $36 million, respectively, representing an increase of $11 million, or 31% from 2016 to 2017. The higher interest expense in 2017 was due primarily to increased borrowings which occurred in both April 2017 and May 2016 under Amneal’s term and revolving credit facilities.

Foreign Exchange Gain

Amneal’s foreign currency transaction gains and losses are included in its determination of net income in Amneal’s consolidated statements of income as a component of Total other expense, net. Such foreign currency transaction gains and losses include fluctuations related to long term subsidiary loans, primarily to India, Switzerland, Australia and Ireland that are payable in the foreseeable future. Transaction gains were $25.8 million and $7.1 million for the nine-months ended September 30, 2017 and September 30, 2016, respectively, representing an increase of $18.7 million from 2016 to 2017. The strengthening of certain foreign currencies, primarily in Switzerland, Ireland and India, against the U.S. Dollar, coupled with additional loans to these entities from Amneal, resulted in the significant increase in foreign currency transaction gains during the nine-month period ended September 30, 2017 compared to the same period in 2016.

Loss on Extinguishment and Modification of Debt

In April 2017, Amneal executed Amendment No. 6 to its credit facility, which provided for (i) incremental borrowing on Amneal’s term loan credit facility, and (ii) expansion of the borrowing capacity under Amneal’s revolving facility. As a result of the amendments, Amneal recorded a $2.5 million charge from the extinguishment and modification of debt due to incurring third-party debt issuance costs.

Other Expense, Net

Amneal’s other expense, net for the nine-months ended September 30, 2017 and September 30, 2016 was $3.8 million and $4.5 million, respectively, representing a decrease of $0.7 million, or 16%, due primarily to higher interest income due to timing of cash management.

Income Tax Provision

The operations of Amneal are conducted through a limited liability company that is treated as a partnership for U.S. federal income tax purposes. All U.S. federal income tax benefits and/or liabilities of Amneal are passed through to its members. Amneal provides for a tax provision in the various foreign jurisdictions in which it operates.

Amneal’s income tax expense for the nine-months ended September 30, 2017 and September 30, 2016 was $2.1 million and $3.8 million, respectively, representing a decrease of $1.7, or 45%. The decrease was due primarily to lower earnings in India from product sales to the United States.

Non-GAAP Financial Measures

EBITDA, or earnings before interest, taxes, depreciation and amortization, and adjusted EBITDA are used and provided by Amneal as non-GAAP financial measures. Adjusted EBITDA is intended to provide additional information on Amneal’s performance, operations and profitability. Adjustments to Amneal’s GAAP figures as well as adjusted EBITDA exclude interest expense, loss on extinguishment and modification of debt, income tax provision, depreciation and amortization, optimization expense, pro-forma royalty expense, loss on specified international entities, loss on sale of certain international businesses, acquisition and transaction related costs, foreign exchange gain, other expense, net, severance and non-controlling interest. Certain other special items or substantive events may also be included in the non-GAAP adjustments periodically when their magnitude is significant within the periods incurred. Amneal maintains an established non-GAAP cost policy that guides the determination of what costs will be excluded in non-GAAP measures. Amneal believes that these non-GAAP financial measures, when considered together with the GAAP figures, can enhance an overall understanding of Amneal’s financial and operating performance. The non-GAAP financial measures are included with the intent of providing investors with a more complete understanding of Amneal’s historical financial results and trends and to facilitate comparisons between periods and with respect to projected information. In addition, these non-GAAP financial measures are among the indicators Amneal’s management uses for planning and forecasting purposes and measuring Amneal’s performance. These non-GAAP financial measures should be considered in addition to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. The non-GAAP financial measures used by Amneal may be calculated differently from, and therefore may not be comparable to, non-GAAP financial measures used by other companies.

Reconciliations of reported GAAP net income to EBITDA and adjusted EBITDA are as follows (in millions,):

	Nine Months Ended September 30,
	2017	2016
Net Income	$107.1	$155.0
Adjusted to add (deduct):
Interest expense	47.4	36.1
Loss on extinguishment and modification of debt	2.5	—
Income tax provision	2.1	3.8
Depreciation and amortization	33.1	23.3

EBITDA	192.2	218.2
Adjusted to add (deduct):
Optimization expense(1)	21.0	—
Pro forma royalty expense(2)	8.7	—
Loss of specified international entities(3)	4.1	8.6
Loss on sale of certain international businesses(3)	28.9	—
Acquisition and transaction related costs	2.4	—
Foreign exchange gain	(25.8)	(7.0)
Other expense, net	3.8	4.5
Severance	—	1.9
Non-controlling Interest	(1.1)	(1.5)

Adjusted EBITDA	$234.2	$224.7

(1)	Optimization expenses were incurred (expensed as period costs) while upgrading Amneal’s New York manufacturing facilities to meet the optimized standards of its new infrastructure. Such optimization expenses were incurred as internal resources deployed for these upgrades or were idle and production was lower than capacity.
(2)	Amneal has the commercial rights to distribute Estradiol Vaginal Tablets (“Estradiol”), sold under the tradename Yuvafem® and owns the full product rights for Aspirin/Dipyridamole ER (“ADip”). Both of the products are marketed by Amneal and respective royalties are paid to the development partner Kashiv Pharmaceuticals, LLC (“Kashiv”), a related party. On June 29, 2017, Amneal and Kashiv entered into a product acquisition and royalty stream purchase agreement under which Amneal acquired all rights including the regulatory information related to Estradiol and the ANDA. Amneal also reacquired the royalty rights associated with ADip. As a result of such purchases, Amneal added back the royalties for these products that related to historical periods.
(3)	In the third quarter of 2017, Amneal sold certain international businesses (including certain of its businesses in Australia, Spain and the Nordics). Amneal added back the losses related to these entities for both periods presented, and added back the loss on sale of these international businesses.

Net Income

Amneal’s net income for the nine-month periods ended September 30, 2017 and September 30, 2016 was $107 million and $155 million, respectively, representing a decrease of $48 million or 31%. Net income as a percentage of net revenue for the nine-month periods ended September 30, 2017 and September 30, 2016 was 14% and 22%, respectively.

Adjusted EBITDA

Amneal’s adjusted EBITDA for the nine-month periods ended September 30, 2017 and September 30, 2016 was $234 million and $225 million, respectively, representing an increase of $9 million or 4%. Adjusted EBITDA as a percentage of net revenue for the nine-month periods ended September 30, 2017 and September 30, 2016 were 32% and 31%, respectively.

Years Ended December 31, 2016 and 2015

Net Revenue

Amneal’s net revenue for the years ended December 31, 2016 and December 31, 2015 was $1,018 million and $866 million, respectively, representing an increase of $152 million, or 18%.

New product launches in the United States in 2016 were responsible for a significant portion of Amneal’s net revenue growth, with such products contributing $153 million in 2016, led by Yuvafem (launched in October), Diclofenac Sodium Gel (launched in March), Aripiprazole Tablets (launched in July) and Fosphenytoin Sodium Injection (launched in August).

Amneal’s U.S. base business net revenue, which excludes 2016 new product launches, decreased by $23 million from 2015 to 2016. Lower net revenue was attributable to Buprenorphine and Naloxone, Metaxalone, Oxycodone/APAP, Flecainide, Fluocinolone, Hydrocodone/APAP and Atovaquone, as a result of competition entering the market at the end of 2015 and early 2016, and supply constraints of EEMT, and partially offset by higher net revenue attributable to Lidocaine Ointment (launched in November 2015) and Omega-3 Caps (launched in December 2015). Overall, the decline in net revenue for Amneal’s U.S. base business of 3% from 2015 to 2016 consisted of price declines of 11%, partially offset by volume growth of 8%,

Amneal’s international net revenue grew by $22 million from 2015 to 2016, mostly in Australia from Amneal’s acquisition of the Actavis Australian business in May 2015, and organic growth in the UK and Germany, primarily as a result of Amneal’s new product launches.

Gross Profit and Gross Margin

Amneal’s gross profit and gross margin for the years ended December 31, 2016 and December 31, 2015 were $597 million and 59%, and $502 million and 58%, respectively. The increase in Amneal’s gross margin from 2015 to 2016 of 1% was due primarily to Amneal’s launch of certain high-value products and lower facility ramp-up costs. In 2015, Amneal began production activities in its Piscataway, New Jersey facility and incurred ramp-up costs to ready the facility for production. These costs were reported as period costs in 2015 and no such costs were incurred in 2016. Gross margin improvement in 2016 was partially offset by U.S. base business price reductions and certain inventory write-off charges taken in Australia, primarily related to inventory purchased in the Actavis Australia acquisition for product that would not be sold before expiry.

Selling, General and Administrative

Amneal’s SG&A expenses for the years ended December 31, 2016 and December 31, 2015 were $115 million and $97 million, respectively. SG&A expenses for 2016 included a settlement payment of $2.8 million payable pursuant to a former development partner of Amneal. Excluding this settlement, SG&A expenses increased by $15 million, or 15%. The increase in Amneal’s SG&A expenses for 2016 was primarily due to an increase in personnel-related costs to support of the overall growth of Amneal’s business, both in the United States and internationally, costs related to product specific Risk Evaluation and Mitigation Strategies (“REMS”) programs, and professional fees. Amneal’s marketing costs were higher in 2016 compared to 2015 due to its promotional programs to expand the Yuvafem market, launched in October 2016, as well as costs incurred to support sales of injectables through institutional market channels.

Research and Development

Amneal’s R&D expenses for the years ended December 31, 2016 and December 31, 2015 were $168 million and $137 million, respectively, representing an increase of $31 million or 23%. Overall, the increase was due primarily to Amneal’s continued efforts to invest in its product pipeline in a measured way for continued growth both in the United States and internationally. Amneal’s increased spend in 2016 primarily related to additional projects requiring expanded infrastructure such as personnel, lab supplies and production support as well as higher materials and sample spend compared to 2015. Higher materials spend in 2016 was driven by Amneal’s expansion into multiple dosage forms and increased sourcing of material and samples in support of development activity including exhibit batch production.

Intellectual Property Legal Development Expenses

Amneal’s intellectual property legal development expenses for the years ended December 31, 2016 and December 31, 2015 were $26 million and $17 million, respectively, representing an increase of $9 million or 53%. The increase from 2015 to 2016 related primarily to additional ANDA regulatory filings subject to patent challenges, many of which took place in the trial phase which is often the most costly phase of the patent challenge process. Intellectual property legal development expenses relate to legal challenges of innovator’s patents for invalidity or non-infringement, which are customary in the generic pharmaceutical industry, and are incurred predominately during development and prior to regulatory approval.

Depreciation

Amneal’s depreciation expense for the years ended December 31, 2016 and December 31, 2015 was $14.5 million and $10.4 million, respectively, representing an increase of $4.1 million or 39%. The increase from 2015 was due primarily to depreciation from various assets placed into service, including: (i) R&D facilities and equipment for injectable, inhalation and topical products, (ii) new revenue management software, and (iii) an additional distribution warehouse.

Member Units Purchase

In May 2015, Amneal purchased membership units from certain of its employees for an aggregate purchase price of $12.5 million in cash. The purchased membership units were originally issued through a profit participation plan established for a select group of employees in recognition of their past and continued service to Amneal. The purchased membership units were purchased at the discretion of Amneal’s management and no annual purchase program was adopted. Amneal did not purchase any membership units in 2016.

Patent Litigation Settlement

During the years ended December 31, 2016 and December 31, 2015, Amneal received aggregate cash payments of $11.0 million and $8.7 million, respectively, with respect to the settlement of certain patent infringement matters with respect to its ANDA product filings.

Interest Expense

Amneal’s interest expense for the years ended December 31, 2016 and December 31, 2015 was $49 million and $42 million, respectively, representing an increase of $7 million or 17% from 2015 to 2016. The higher expense was due primarily to increased borrowings under Amneal’s term loan facility in 2016, partially offset by a lower interest rate on borrowings under Amneal’s term loan credit facility by 0.5% effective June 2015.

Foreign Exchange Loss

Amneal’s foreign currency transaction gains and losses are included in the determination of net income in Amneal’s consolidated statements of income as a component of Total other expense, net. Such foreign currency transaction gains and losses include fluctuations related to long term subsidiary loans, primarily to India, Switzerland, Australia and Ireland that are payable in the foreseeable future. Amneal’s transaction losses were $14.1 million and $12.2 million for the years ended December 31, 2016 and December 31, 2015, respectively, representing an increase in foreign currency losses of $1.9 million.

Loss on Extinguishment and Modification of Debt

In April 2015 and June 2015, Amneal executed Amendments No. 3 and 4 to its credit facility, which provided for (i) incremental borrowings on the term loan, reduction of quarterly principle payments and reduction of interest rate of Amneal’s term loan, and (ii) expansion of the borrowing capacity under Amneal’s revolving facility. As a result of the amendments, Amneal recorded a $2.6 million charge from the extinguishment and modification of debt due to the write-off of unamortized debt issuance costs.

Other Expense, Net

Amneal’s other expense, net for the years ended December 31, 2016 and December 31, 2015 was $6.6 million and $3.7 million, respectively, representing an increase of $2.9 million or 78%. The increase was due primarily to interest paid on Amneal’s financing obligations related to the expansion of Amneal’s New York facilities placed into service in August 2015.

Income Tax Provision

The operations of Amneal are conducted through a limited liability company that is treated as a partnership for United States federal income tax purposes. All United States federal income tax benefits and/or liabilities of Amneal are passed through to its members. Amneal provides for a tax provision in the various foreign jurisdictions in which it operates.

Amneal’s income tax expense for the years ended December 31, 2016 and December 31, 2015 was $5.4 million and $5.0 million, respectively, representing an increase of $0.4 million, or 8%. The increase was due primarily to higher earnings in India.

Non-GAAP Financial Measures

EBITDA, or earnings before interest, taxes, depreciation and amortization, and adjusted EBITDA are used and provided by Amneal as non-GAAP financial measures. Adjusted EBITDA is intended to provide additional information on Amneal’s performance, operations and profitability. Adjustments to Amneal’s GAAP figures as well as adjusted EBITDA exclude interest expense, loss on extinguishment and modification of debt, income tax provision, depreciation and amortization, legal contract settlement, member units purchase, pro-forma royalty expense, loss of specified international entities, acquisition related costs, foreign exchange loss, other expense, net, severance and non-controlling interest. Certain other special items or substantive events may also be included in the non-GAAP adjustments periodically when their magnitude is significant within the periods incurred. Amneal maintains an established non-GAAP cost policy that guides the determination of what costs will be excluded in non-GAAP measures. Amneal believes that these non-GAAP financial measures, when considered together with the GAAP figures, can enhance an overall understanding of Amneal’s financial and operating performance. The non-GAAP financial measures are included with the intent of providing investors with a more complete understanding of Amneal’s historical financial results and trends and to facilitate comparisons between periods and with respect to projected information. In addition, these non-GAAP financial measures are among the indicators Amneal’s management uses for planning and forecasting purposes and measuring Amneal’s performance. These non-GAAP financial measures should be considered in addition to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. The non-GAAP financial measures used by Amneal may be calculated differently from, and therefore may not be comparable to, non-GAAP financial measures used by other companies.

Reconciliations of reported GAAP net income to EBITDA and adjusted EBITDA are as follows (in millions):

	Year Ended December 31,
	2016	2015
Net Income	$209.4	$170.6
Adjusted to add (deduct):
Interest expense	49.4	42.1
Loss on extinguishment and modification of debt	—	2.6
Income tax provision	5.4	5.0
Depreciation and amortization	33.0	25.5

EBITDA	297.2	245.8
Adjusted to add (deduct):
Legal contract settlement(1)	2.8	—
Member units purchase(2)	—	12.5
Pro forma royalty expense(3)	4.5	—
Loss of specified international entities(4)	15.7	—
Acquisition-related costs	0.1	0.4
Foreign exchange loss	14.1	12.1
Other expense, net	6.6	3.7
Severance	1.9	1.2
Non-controlling Interest	(2.0)	(1.2)

Adjusted EBITDA	$340.9	$274.5

(1)	In December 2016, Amneal entered into an agreement with a former development partner to settle a contract dispute. The total amount of the settlement was $2.8 million.
(2)	In 2015, Amneal purchased in cash certain membership units from certain member classes. As a result of the purchased membership units, Amneal recorded $12.5 million in expense.
(3)	Amneal has the commercial rights to distribute Yuvafem and owns the full product rights for Aspirin/Dipyridamole ER. Both of the products are marketed by Amneal and respective royalties are paid to the development partner Kashiv, a related party of Amneal. On June 30, 2017, Amneal purchased the full product rights for Yuvafem, and the future royalties on Aspirin/Dipyridamole ER from Kashiv. As a result of these purchases, Amneal added back the royalties that related to historical periods.

(4)	In the third quarter of 2017, Amneal sold certain of its international businesses (Australia, Spain and the Nordics). Amneal added back the losses related to these entities in 2016.

Net Income

Amneal’s net income for the years ended December 31, 2016 and December 31, 2015 was $209 million and $171 million, respectively, representing an increase of $38 million or 22%. Net income as a percentage of net revenue for the years ended December 31, 2016 and December 31, 2015 was 21% and 20%, respectively.

Adjusted EBITDA

Amneal’s adjusted EBITDA for the years ended December 31, 2016 and December 31, 2015 was $341 million and $275 million, respectively, representing an increase of $66 million or 24%. Adjusted EBITDA as a percentage of net revenue for the years ended December 31, 2016 and December 31, 2015 was 33% and 32%, respectively.

Years Ended December 31, 2015 and 2014

Net Revenue

Amneal’s net revenue for the years ended December 31, 2015 and December 31, 2014 were $866 million and $786 million, respectively, representing an increase of $80 million or 10%.

Amneal’s U.S. base business net revenue, which excludes 2015 new product launches, increased by $31 million period over period. The net revenue increase was led by higher volume of Acyclovir (launched in the second fiscal quarter 2014), Atovaquone (launched in the first fiscal quarter of 2014), Hydrocodone/APAP, Metformin ER and Phenytoin Sodium. Flecainide and Naproxen Sodium added to revenue growth in 2015 compared to 2014, primarily as a result of price increases relating to supply and demand. Partially offsetting the growth were lower net sales of Buprenorphine, Oxycodone/APAP and Oxcarbazepine Oral due primarily to competition entering the market at the end of 2014. Overall, Amneal’s U.S. base business increase of 4% consisted of volume growth of 8%, partially offset by price declines of 4%.

New product launches in the United States for 2015 added significantly to the growth of the business, contributing $30 million in net revenue, led by Temezolamide Caps (launched in May), Azathioprine (launched in February), Lidocaine Ointment (launched in December), Aripiprazole Oral (launched in August), and Tobramycin (launched in July).

Further contributing to the growth was higher net revenue of $19 million from Amneal’s international business, driven primarily by the acquisition of the Actavis Australian business in May 2015.

Gross Profit and Gross Margin

Amneal’s gross profit and gross margin for the years ended December 31, 2015 and December 31, 2014 were $502 million and 58%, and $448 million and 57%, respectively. The increase in Amneal’s gross margin from 2014 to 2015 of 1% was due primarily to Amneal’s launch of high-value products, partially offset by Amneal’s increase in ramp-up expenses. In 2015, Amneal began production activities in its Piscataway, New Jersey facility and incurred ramp-up costs to ready the facility for production. No such costs were incurred in 2014.

Gross margin of Amneal’s products increased from 2014 to 2015 by approximately 3%. This change is a result of Amneal’s launch of high-value products and increased royalty revenue, partially offset by price erosion in base business.

Selling, General and Administrative

Amneal’s SG&A expenses for the years ended December 31, 2015 and December 31, 2014 were $97 million and $85 million, respectively, representing an increase of $13 million or 15%. The increase was due primarily to higher personnel-related costs, travel and infrastructure expenses as Amneal expanded its employee-base across various SG&A functional areas in support of the overall growth of its business, both in the United States and internationally.

Research and Development

Amneal’s R&D expenses for the years ended December 31, 2015 and December 31, 2014 were $137 million and $107 million, respectively, representing an increase of $30 million or 28%. Overall, the increase was due primarily to Amneal’s continued investment in its pipeline in a measured way for continued growth both in the United States and internationally. Amneal’s increased spend primarily related to additional projects requiring expansion of personnel, lab supplies, exhibit batch production and regulatory filing fees. Partially offsetting the increased spend was lower patient study costs in 2015 compared to 2014 due to significant clinical studies, which tend to be more costly, required on Diclofenac Sodium Gel and Mometasone Furoate Nasal Spray in 2014.

Intellectual Property Legal Development Expenses

Amneal’s intellectual property legal development expenses for the years ended December 31, 2015 and December 31, 2014 were $17 million and $12 million, respectively, representing an increase of $5 million or 42%. The increase was the result primarily of higher expenses related to trials on patent challenges during 2015. Intellectual property legal development expenses relate to legal challenges of innovator’s patents for invalidity or non-infringement, which are customary in the generic pharmaceutical industry, and are incurred predominately during development and prior to regulatory approval.

Depreciation

Amneal’s depreciation expense for the years ended December 31, 2015 and December 31, 2014 was $10.4 million and $7.3 million, respectively, representing an increase of $3.1 million or 42%. The increase was due primarily to depreciation related to R&D facilities and equipment placed into service for oncology, injectable, inhalation and topical products.

Member Units Purchase

In May 2015, Amneal purchased membership units from certain of its employees for an aggregate payment of $12.5 million in cash. The membership units were originally issued through a profit participation plan established for a select group of employees in recognition of their past and continued service to Amneal. The membership units purchased were at the discretion of Amneal’s management and no annual purchase program was adopted. Amneal did not purchase any membership units in 2014.

Patent Litigation Settlement

In 2015, Amneal received a benefit of $8.7 million upon the settlement of patent infringement matters on certain of Amneal’s ANDA product filings. Amneal did not from have such patent litigation settlements where cash was received during 2014.

Medicaid Reimbursement Accrual

Amneal is required to provide pricing information to state agencies that administer federal Medicaid programs. Certain states agencies have alleged that manufacturers have reported improper pricing information, which allegedly caused them to overpay reimbursement costs. Reserves are periodically established by Amneal for any potential claims or settlements of overpayment. Although Amneal intends to vigorously defend against any such claims, in 2014 Amneal recognized a $15 million accrual to provide for any potential penalties. There was no additional accrual required or recorded in 2015.

Acquisition-Related Expenses

Amneal’s acquisition-related expenses for the years ended December 2015 and December 2014 was $0.3 million and $2.5 million, respectively, a decrease of $2.2 million. In 2014, Amneal acquired several businesses internationally and incurred costs to execute those transactions. There was substantially less activity in 2015.

Interest Expense

Amneal’s interest expense for the years ended December 31, 2015 and December 31, 2014 was $42 million and $31 million, respectively, representing an increase of $11 million or 35%. The higher expense was due primarily to increased borrowings under Amneal’s term loan in the second quarter of 2015 and the second half of 2014. This was partially offset by lower interest rates on Amneal’s term loan by 0.5% and 0.75% in the second quarter of 2015 and the second half of 2014, respectively.

Foreign Exchange Loss

Amneal’s foreign currency transaction gains and losses are included in the determination of net income in Amneal’s consolidated statements of income as a component of Total other expense, net. Such foreign currency transaction gains and losses include fluctuations related to long term subsidiary loans, primarily to India, Switzerland, and Australia that are payable in the foreseeable future. Amneal’s transaction losses were $12.1 million and $2.4 million for the years ended December 31, 2015 and December 31, 2014, respectively, representing an increase in foreign currency losses of $9.7 million. The weakening of the Swiss Franc against the U.S. Dollar, coupled with additional loans to Switzerland to fund R&D projects overseas, caused the significant increase in Amneal’s foreign currency losses during 2015 compared to 2014.

Loss on Extinguishment and Modification of Debt

In April 2015 and June 2015, Amneal executed Amendment No. 3 and 4 to its credit facility, which provided for (i) incremental borrowings under the term loan, reduction of quarterly principle payments and reduction of interest rate of Amneal’s term loan by 0.5%, and (ii) expansion of borrowing capacity under Amneal’s revolving credit facility. As a result of the amendments, Amneal recorded a $2.6 million charge from the extinguishment and modification of debt due to the write-off of unamortized debt issuance costs. The charge in 2014 is higher than the charge in 2015 since there were two borrowings under Amneal’s term loan in 2014 and there was a higher replenishment of underlying lenders.

In July 2014 and December 2014, Amneal executed Amendment No. 1 and 2 to the credit facility, which provided for incremental borrowings under the term loan and reduction of interest rate of Amneal’s term loan. As a result of the amendments, Amneal recorded a $7.5 million charge from the modification and extinguishment of debt due to the write-off of unamortized debt issuance costs.

Other Expense, Net

Amneal’s other expense, net was $3.7 million expense in 2015 compared to $0.9 million income in 2014. The increase was due primarily to interest paid on the financing obligations related to the expansion of Amneal’s New York facilities placed into service in August 2015. There was no corresponding expense in 2014.

Income Tax Provision

The operations of Amneal are conducted through a limited liability company that is treated as a partnership for U.S. federal income tax purposes. All U.S. federal income tax benefits and/or liabilities of Amneal are passed through to its members. Amneal provides for a tax provision in the various foreign jurisdictions in which it operates.

Amneal’s income tax expense for the years ended December 31, 2015 and December 31, 2014 was $5.0 million and $1.5 million, respectively, representing an increase of $3.4 million. The increase was due primarily to higher earnings in India.

Non-GAAP Financial Measures

EBITDA, or earnings before interest, taxes, depreciation and amortization, and adjusted EBITDA are used and provided by Amneal as non-GAAP financial measures. Adjusted EBITDA is intended to provide additional information on Amneal’s performance, operations and profitability. Adjustments to Amneal’s GAAP figures as well as adjusted EBITDA exclude interest expense, loss on extinguishment and modification of debt, gain on hedging activity, income tax provision, depreciation and amortization, intangible-asset impairment charges, member units purchase, Medicaid reimbursement accrual, acquisition-related costs, foreign exchange loss, other expense (income), net severance and non-controlling interest. Certain other special items or substantive events may also be included in the non-GAAP adjustments periodically when their magnitude is significant within the periods incurred. Amneal maintains an established non-GAAP cost policy that guides the determination of what costs will be excluded in non-GAAP measures. Amneal believes that these non-GAAP financial measures, when considered together with the GAAP figures, can enhance an overall understanding of Amneal’s financial and operating performance. The non-GAAP financial measures are included with the intent of providing investors with a more complete understanding of Amneal’s historical financial results and trends and to facilitate comparisons between periods and with respect to projected information. In addition, these non-GAAP financial measures are among the indicators Amneal’s management uses for planning and forecasting purposes and measuring Amneal’s performance. These non-GAAP financial measures should be considered in addition to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. The non-GAAP financial measures used by Amneal may be calculated differently from, and therefore may not be comparable to, non-GAAP financial measures used by other companies.

Reconciliations of reported GAAP net income to EBITDA and adjusted EBITDA are as follows (in millions):

	Year Ended December 31,
	2015	2014
Net Income	$170.6	$177.8
Adjusted to add (deduct):
Interest expense	42.1	30.7
Loss on extinguishment and modification of debt	2.6	7.5
Gain on hedging activity	—	(0.5)
Income tax provision	5.0	1.5
Depreciation and amortization	25.5	20.4

EBITDA	245.8	237.4
Adjusted to add (deduct):
Intangible-asset impairment charges(1)	—	1.9
Member units purchase(2)	12.5	—
Medicaid reimbursement accrual(3)	—	15.0
Acquisition-related costs	0.4	2.5
Foreign exchange loss	12.1	2.4
Other expense (income), net	3.7	(0.9)
Severance	1.2	—
Non-controlling Interest	(1.2)	(0.9)

Adjusted EBITDA	$274.5	$257.4

(1)	Reflects the impairment of a product purchased in 2013 based on an unfavorable outcome of patent litigation.
(2)	In 2015, Amneal purchased in cash certain membership units from certain member classes. As a result of the purchased membership units, Amneal recorded $12.5 million in expense.
(3)	Amneal is required to provide pricing information to state agencies that administer federal Medicaid programs. Certain states agencies have alleged that manufacturers have reported improper pricing information, which allegedly caused them to overpay reimbursement costs. Reserves are periodically established by Amneal for any potential claims or settlements of overpayment. Although Amneal intends to vigorously defend against any such claims, in 2014 Amneal recognized a $15 million accrual to provide for any potential penalties.

Net Income

Amneal’s net income for the years ended December 31, 2015 and December 31, 2014 was $171 million and $178 million, respectively, representing a decrease of $7 million or 4%. Net income as a percentage of net revenue for the years ended December 31, 2015 and December 31, 2014 was 20% and 23%, respectively.

Adjusted EBITDA

Amneal’s adjusted EBITDA for the years ended December 31, 2015 and December 31, 2014 were $275 million and $257 million, respectively, an increase of $18 million or 7%. Adjusted EBITDA as a percentage of net revenue for the years ended December 31, 2015 and December 31, 2014 was 33% and 32%, respectively.

Liquidity and Capital Resources

	September 30, 2017	December 31, 2016	December 31, 2015
		(In millions)
Cash and cash equivalents	$19.3	$27.3	$61.1

As of September 30, 2017, Amneal had total cash and cash equivalents of $19.3 million, compared to $27.3 million as of December 31, 2016. The decrease of $8.0 million during the period resulted primarily from equity distributions and capital expenditures, partially offset by favorable earnings and significant trade accounts receivable collections. As of December 31, 2016, Amneal had total cash and cash equivalents of $27.3 million, as compared to $61.1 million as of December 31, 2015. The decrease of $33.7 million during the period resulted primarily from capital expenditures, equity distributions, increase in trade accounts receivable and investments in inventories as Amneal supported new launches and prepared for new prospective launches to maximize market share targets, which were partially offset by favorable earnings.

As of September 30, 2017, all of Amneal’s cash and cash equivalents consist of cash on deposit and highly liquid investments. A portion of Amneal’s cash flows are derived outside the United States. As a result, Amneal is subject to market risk associated with changes in foreign exchange rates. Amneal maintains cash balances at both U.S. based and foreign country based commercial banks. At various times during the year, Amneal’s cash balances held in the United States may exceed amounts that are insured by the Federal Deposit Insurance Corporation (FDIC). Amneal makes its investments in accordance with its investment policy. The primary objectives of Amneal’s investment policy are liquidity and safety of principal.

Cash Flows from Operating, Investing and Financing Activities

	Nine Months Ended		Years Ended December
	September 30, 2017	September 30, 2016	2016	2015	2014
	(In millions)
Net cash provided by (used in):
Operating activities	$166.9	$78.7	$115.1	$104.9	$112.2
Investing activities	(81.1)	(94.8)	(130.9)	(135.6)	(121.0)
Financing activities	(93.5)	(10.5)	(19.5)	(25.0)	48.1
Effect of foreign exchange rate on cash	(0.3)	2.3	1.6	(0.7)	(3.7)

Net increase (decrease) in cash and cash equivalents	$(8.0)	$(24.3)	$(33.7)	$(56.4)	$35.6

Amneal’s net cash provided by operating activities was $166.9 million for the nine months ended September 30, 2017, compared with $78.7 million for the corresponding period of 2016. The increase of $88.2 million in net cash provided by operating activities was due primarily to strong collection of trade accounts receivable and an increase in accounts payable and accrued expenses as a result of the timing of cash disbursements for inventory and capital expenditures, which was partially offset by a reduction in net income adjusted for non-cash expenditures and higher other current assets due primarily to proceeds expected on the sale of certain international businesses.

Amneal’s net cash provided by operating activities was $115.1 million in 2016, as compared to $104.9 million in 2015 and $112.3 million in 2014. The increase of $10.2 million in 2016 was due primarily to higher net income adjusted for non-cash expenditures, lower inventories from the timing of product launches, and lower prepaid expenses due to lower royalty receivable. This was partially offset by an increase in trade accounts receivable reflecting increased sales and the timing of cash collections, and a decrease in accounts payable and accrued expenses as a result of the timing of cash disbursements. The decrease of $7.4 million in 2015 was due primarily to higher inventories to support new launches and prepare for new prospective launches to maximize market share targets and a reduction in net income adjusted for non-cash expenditures. This was partially offset by an increase in accounts payable and accrued expenses as a result of the timing of cash disbursements and lower increase in trade accounts receivable due to timing of launches and collections.

Net cash used in Amneal’s investing activities was $81.1 million in the nine months ended September 30, 2017, compared to $94.8 million in the nine months ended September 30, 2016. The decrease of $13.7 million in

2017 was primarily due to a decrease in purchases of property, plant and equipment due to completing the expansion of certain facilities, partially offset by the acquisition of product rights.

Amneal’s net cash used in investing activities was $130.9 million in 2016, as compared to $135.6 million in 2015 and $121.0 million in 2014. The decrease of $4.7 million in net cash used in 2016 was due primarily to a reduction in acquisitions as Amneal acquired the Actavis Australia business in 2015, partially offset by an increase in purchases of property, plant and equipment from the expansion of Amneal’s facilities worldwide. The increase in net cash used of $14.6 million in 2015 was due primarily to an increase in purchases of property, plant and equipment from the expansion of Amneal’s facilities worldwide, partially offset by a reduction in acquisitions.

Amneal’s net cash used in financing activities was $93.5 million for the nine months ended September 30, 2017, compared to $10.5 million in the corresponding period of 2016. The increase of $83.0 million was primarily related to equity distributions, partially offset by proceeds from increases in borrowings under Amneal’s term and revolving loan facilities.

Amneal’s net cash used in financing activities was $19.5 million in 2016, as compared to $25.0 million 2015 and cash provided by financing activities of $48.0 million in 2014. The decrease of $5.5 million in 2016 was primarily related to lower equity distributions, partially offset by repayments of amounts drawn on Amneal’s revolving loan facility. The increase of cash used in financing activities of $73.0 million in 2015 was primarily related to lower proceeds from increases in borrowings under Amneal’s term and revolving loan facility and higher equity distributions.

Sources and Uses of Capital

Amneal’s primary sources of liquidity to date have been financing activities and cash provided by profitable operating activities. In order to complete development of Amneal’s current product pipeline, Amneal plans to continue financing its investments in R&D from cash liquidity generated by operating profits.

Amneal’s primary uses of capital resources to date have been to fund operating activities, including R&D expenses associated with new product filings, and pharmaceutical product manufacturing expenses, license payments, and spending on production facility expansions and capital equipment items.

In April 2017, Amneal executed an amendment to its existing credit facility increasing the amounts available under its term loan by $250.0 million, for a total availability under the term loan facility equal to $1,388.8 million. The interest rate for Amneal’s term loan facility is LIBOR plus 3.5% with a 1.00% LIBOR floor rate. The availability under Amneal’s revolving loan facility was also increased by $80.0 million, from $120.0 million to $200.0 million and the interest rate reduced by 0.5% to LIBOR plus 2.0% with a 1.00% LIBOR floor rate. As part of the transaction, $50.0 million was drawn on Amneal’s revolving facility. The maturity date for the Amneal’s term and revolving loan facilities is November 1, 2019.

In May 2016, Amneal increased borrowings available under its term loan facility by $225.0 million for total availability under the term loan facility equal to $1,150.4 million, at an interest rate of LIBOR plus 3.5% with a 1.00% LIBOR floor rate. The borrowing limit on Amneal’s revolving loan facility was also increased by $30.0 million to $120.0 million. The interest rate on the revolving loan facility was reduced by 0.25% to LIBOR plus 2.5% and a 1.00% LIBOR floor rate.

In June 2015 Amneal amended and consolidated its term loan facility and reduced the Term Loan’s interest rate by 0.50% to LIBOR plus 3.5% with a 1.00% LIBOR floor rate. In April 2015, Amneal increased the borrowings available under its term loan facility by $200.0 million, for total availability under the term loan facility equal to $934.7 million. The borrowing availability under Amneal’s revolving credit facility was also increased by $30.0 million to $90.0 million.

Amneal has a letter of credit for $0.8 million issued to the landlord of a facility in Bridgewater, New Jersey, as required by the lease agreement of such facility, and the letter of credit is collateralized by a certificate of deposit for the same amount, which is recorded as restricted cash.

Amneal’s future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section entitled “Risk Factors” beginning on page 27. As of September 30, 2017 Amneal has available to it $150.0 million of undrawn commitments on its revolving loan facility. Amneal believes that it has an adequate balance in cash and cash equivalents to fund its operations for at least the next twelve months.

Contractual Obligations

The following table summarizes Amneal’s significant contractual obligations, inclusive of interest expense, as of September 30, 2017, and the effect such obligations are expected to have on Amneal’s liquidity and cash flow in future periods (in millions):

	Remainder of 2017	2018	2019	2020	2021	Thereafter	Total
Bank term loan and revolver(a)	$20.6	$130.5	$1,424.2	$—	$—	$—	$1,575.3
Operating lease obligations(b)	4.6	18.5	17.8	14.2	13.3	34.6	103.0
Capital lease obligations(b)	0.1	0.1	0.1	0.1	0.1	0.7	1.2
Financing obligations(c)	1.3	5.3	5.3	5.3	5.3	112.2	134.7

Contingent consideration(d)	0.6	0.6	—	—	—	—	1.3

	$27.2	$155.0	$1,447.4	$19.6	$18.7	$147.5	$1,815.5

(a)	Includes payoff of $50.0 million Revolver balance in 2018. These loans carry a LIBOR floating rate plus a contractual interest rate. Amneal assumed the LIBOR rate stays constant in the future periods for purposes of calculating future interest payments.
(b)	Amounts represent future minimum rental payments under non-cancelable leases for certain facilities and machinery and equipment.
(c)	Amounts represent future minimum rental payments under non-cancelable financing obligation for a production facility in NY.
(d)	In 2015, Amneal acquired the Actavis Australian generics business. A portion of the consideration was contingent consideration based on 12% of aggregate future net sales. Amounts represent future contingent payments remaining and will terminate at end of first quarter 2018.

The foregoing table does not include milestone payments potentially payable by Amneal under its collaboration agreements and licenses. Such milestone payments are dependent upon the occurrence of specific and contingent events, and not the passage of time. Significant transactions including milestones are as follows:

Adello License and Commercialization Agreement

On October 1, 2017, Amneal and Adello entered into a license and commercialization agreement. Adello granted Amneal an exclusive license, under its NDA, to distribute and sell two bio-similar products in the United States. Adello is responsible for development, regulatory filings, obtaining FDA approval, and manufacturing, and Amneal is responsible for marketing, selling and pricing activities. The term of the agreement is 10-years from the applicable product’s launch date.

In connection with the agreement, Amneal paid an upfront amount of $1.5 million in October 2017 for execution of the agreement. The agreement also provides for potential future milestone payments to Adello of (i) up to $21 million relating to regulatory approval, (ii) up to $43 million for successful delivery of commercial launch inventory, (iii) between $20 million and $50 million relating to number of competitors at launch for one product, and (iv) between $15 million and $67.5 million for the achievement of cumulative net sales for both products. The milestones are subject to certain performance conditions, which may or may not be achieved, including FDA filing, FDA approval, launch activities and commercial sales volume objectives. In addition, the agreement provides for Amneal to pay a profit share equal to 50% of Net Profits, after considering manufacturing and marketing costs.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Amneal has exposure to interest rate risk due to the fact that the credit facilities are variable rate debt. The impact of changes in interest rates on the market value of the credit facilities is generally not significant, however, rate fluctuations do affect the amount of Amneal’s interest payments and, therefore, Amneal’s future earnings and cash flows, assuming other factors are held constant. At September 30, 2017, Amneal had variable rate debt of approximately $1,431.7 million.

Holding other variables constant, including levels of indebtedness, a 1% increase in interest rates on Amneal’s variable rate debt would have an adverse impact on pre-tax earnings and cash flows on an annual basis of approximately $14.3 million.

Foreign Currency Exchange Rate Risk

By the nature of Amneal’s global operations, Amneal is exposed to cash flow and earnings fluctuations resulting from foreign exchange rate variation. These exposures are transactional and translational in nature. Since Amneal manufactures and sells its products throughout the world, its foreign currency risk is diversified. Principal drivers of this diversified foreign exchange exposure include the European Euro, Australian Dollar, British pound, Indian Rupee, and the Swiss Franc. Amneal’s transactional exposure arises from the purchase and sale of goods and services in currencies other than the functional currency of Amneal’s operational units. Amneal also has exposure related to the translation of financial statements of its foreign divisions into U.S. dollars, the functional currency of Amneal. The financial statements of Amneal’s operations outside the U.S. are measured using the local currency as the functional currency. Adjustments to translate the assets and liabilities of these foreign operations in U.S. dollars are accumulated as a component of other comprehensive income/(loss) utilizing period-end exchange rates. Transaction gains and losses are included in the determination of net income in Amneal’s consolidated statements of income as a component of other expense. Such foreign currency transaction gains and losses include fluctuations related to long term intercompany loans that are payable in the foreseeable future.

Critical Accounting Policies and Estimates

Amneal’s discussion and analysis of its operating results and financial condition is based upon Amneal’s consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of the financial statements requires Amneal to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent amounts. While Amneal believes Amneal’s estimates, judgments and assumptions are reasonable, the inherent nature of estimates is such that actual results will likely differ from estimates made. Amneal’s senior management has reviewed these critical accounting policies and related disclosures with Amneal’s Audit Committee. Amneal’s significant accounting policies are described in Note 2 to the Consolidated Financial Statements for the year ended December 31, 2016 set forth in the section entitled “Index to Amneal Pharmaceuticals LLC and Subsidiaries Consolidated Financial Statements” beginning on page FS-1. Amneal believes the following critical accounting policies affect Amneal’s most significant judgments, assumptions, and estimates used in the preparation of Amneal’s consolidated financial statements and, therefore, are important in understanding Amneal’s financial condition and results of operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Amneal’s management to make estimates and assumptions that affect the reported financial position of Amneal at the date of the financial statements and the reported results of operations during the reporting period. Such estimates and assumptions affect the reported amounts of Amneal’s assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The following are some, but not all, of such estimates: the determination of chargebacks, sales returns, rebates, bill backs, allowances for accounts receivable, accrued liabilities, valuation of inventory balances and membership units, the determination of useful lives for product rights and the assessment of expected cash flows used in evaluating goodwill and other long-lived assets for impairment. Actual results could differ from those estimates.

Revenue Recognition

Revenue from sales of Amneal’s products is recognized when persuasive evidence of an arrangement exists, title and risk of loss has transferred to the customer, the price is fixed or determinable, and collection is reasonably assured. Amneal permits the return of product under certain circumstances. Product sales are recorded net of all sales-related deductions including, but not limited to: sales discounts and returns, chargebacks, sales volume rebates, shelf stocks, re-procurement charges, cash discounts, and Medicaid rebate obligations. Amneal establishes provisions for its sales- related deductions in the same period that it recognizes the related gross sales. These accruals reduce gross revenues and, with the exception of returns and Medicaid rebates, are treated as a reduction of trade receivables. Returns and Medicaid rebates are recorded as a liability. At the time a rebate or chargeback payment is made or a product return credit is issued, Amneal records a reduction to the contra accounts receivable or liability account.

Amneal estimates sales-related deductions based primarily on historical experience, estimated future trends, estimated customer inventory levels and contract sales terms with Amneal’s wholesale, retail, indirect, and institutional customers. The product returns accrual is primarily based on estimates of future product returns based generally on historical sales and return rates. Amneal estimates its chargeback accrual based on its estimates of the level of inventory of its products in the distribution channel that remain subject to chargebacks and historical chargeback rates. The estimate of the level of products in the distribution channel is based primarily on data provided by key customers. Amneal’s sales volume rebate accrual is based on actual net sales and the rebate rate for each customer. Amneal provides for cash discounts, which are deducted from revenues at the time of sale. Amneal estimates its Medicaid rebate accruals based on monthly sales, historical rates, and estimated lag time of the rebate invoices. Amneal’s accruals for returns, chargebacks, and rebates are adjusted as appropriate for specific known developments that may result in a change in its obligations.

A rollforward of the major categories of sales-related deductions for the years ended December 31, 2016, 2015 and 2014 is as follows (in millions):

	Contract Charge- Backs and Sales Volume Allowances	Cash Discount Allowances	Accrued Returns Allowance	Accrued Medicaid Rebates
Balance at January 1, 2014	$175.8	$8.0	$23.2	$7.3
Provision related to sales recorded in the period	1,274.2	47.7	19.7	19.1
Credits issued during the period	(1,187.5)	(41.3)	(15.3)	(22.2)

Balance at December 31, 2014	262.5	14.4	27.6	4.2
Provision related to sales recorded in the period	1,900.7	62.4	14.9	31.6
Credits issued during the period	(1,832.4)	(61.9)	(10.4)	(21.4)

Balance at December 31, 2015	330 .8	14.9	32.1	14.4
Provision related to sales recorded in the period	2,182.6	70.7	31.8	17.2
Credits issued during the period	(2,146.6)	(67.2)	(17.7)	(23.5)

Balance at December 31, 2016	366.8	18.4	46.2	8.1
Provision related to sales recorded in the period	1,803.9	58.2	15.9	19.6
Credits issued during the period	(1,785.0)	(57.5)	(20.1)	(15.2)

Balance at September 30, 2017	$385.7	$19.1	$42.0	$12.5

Revenue from royalties is recognized when Amneal’s commercial partners realize net sales of products. Royalties are recognized as earned in accordance with contract terms with partners and when collection is reasonably assured.

Inventories

Inventories consist of finished goods held for sale, raw materials, and work in process. Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out method. Adjustments for excess and obsolete inventories are established based upon historical experience and Amneal management’s assessment of current product demand. These assessments include inventory obsolescence based on its expiration date, damaged or rejected product, and slow-moving products.

Goodwill

Goodwill, which represents the excess of purchase price over the fair value of net assets acquired, is carried at cost. Goodwill is not amortized; rather, it is subject to a periodic assessment for impairment by applying a fair value based test. Amneal reviews goodwill for possible impairment annually during the fourth quarter, or whenever events or circumstances indicate that the carrying amount may not be recoverable.

The impairment model prescribes a two-step method for determining goodwill impairment. However, an entity is permitted to first assess qualitative factors to determine whether the two-step goodwill impairment test is necessary. Further testing is only required if the entity determines, based on the qualitative assessment, that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. Otherwise, no further impairment testing is required. In the first step, Amneal determines the fair value of its reporting unit using a discounted cash flow analysis. If the net book value of the reporting unit exceeds its fair value, Amneal then performs the second step of the impairment test, which requires allocation of the reporting unit’s fair value to all of its assets and liabilities using the acquisition method prescribed under authoritative guidance for business combinations with any residual fair value being allocated to goodwill. An impairment charge is recognized when the implied fair value of Amneal’s reporting unit’s goodwill is less than its carrying amount.

Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived assets, which could result in impairment charges in future periods. Such assumptions include projections of future cash flows and the current fair value of the asset.

Impairment of Long-Lived Assets (Including Intangible Assets with Finite Lives)

Amneal reviews its long-lived assets, including intangible assets with finite lives, for recoverability whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Amneal evaluates assets for potential impairment by comparing estimated future undiscounted net cash flows to the carrying amount of the asset. If the carrying amount of the assets exceeds the estimated future undiscounted cash flows, impairment is measured based on the difference between the carrying amount of the assets and fair value which is generally an expected present value cash flow technique. Amneal management’s policy in determining whether an impairment indicator exists comprises measurable operating performance criteria as well as other qualitative measures. Intangible assets, other than indefinite-lived intangible assets, are amortized using a straight line basis based on their estimated useful lives as the straight line basis of amortization approximates the pattern of economic benefit of the asset. The useful life is the period over which the assets are expected to contribute directly or indirectly to future cash flows. Intangible assets are not written-off in the period of acquisition unless they become impaired during that period.

Amneal regularly evaluates the remaining useful life of each intangible asset that is being amortized to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of the intangible asset’s remaining useful life is changed, the remaining carrying amount of the intangible asset is amortized prospectively over that revised remaining useful life.

Income Taxes

The operations of Amneal are conducted through a limited liability company that is treated as a partnership for U.S. federal income tax purposes. All U.S. federal income tax benefits and/or liabilities of Amneal are passed through to Amneal’s members. Amneal provides for a tax provision in the various foreign jurisdictions in which it operates.

The provision for income taxes is determined using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based upon the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates that will be in effect at the time such differences are expected to reverse. When necessary, deferred tax assets are reduced by a valuation allowance to reflect the amount that is estimated to be recoverable.

The guidance related to accounting for income taxes requires that a valuation allowance be established when it is more-likely-than-not that all or a portion of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the appropriate character during the period in which those temporary differences are deductible. Amneal applies a valuation allowance against deferred tax assets in the required jurisdictions.

Research and Development

R&D activities are expensed as incurred. Primarily, R&D costs consist of direct and allocated expenses incurred with the process of formulation, clinical research, and validation associated with new product development, and external regulatory filing fees. Upfront and milestone payments made to third parties in connection with R&D collaborations are expensed as incurred up to the point of regulatory approval or when there is no alternative future use. Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the respective intangible asset. Amounts capitalized for such payments are included in intangible assets, net of accumulated amortization.

Intellectual Property Legal Development Expenses

Amneal expenses external intellectual property legal development expenses as incurred. These costs relate to legal challenges of innovator’s patents for invalidity or non-infringement, which are customary in the generic pharmaceutical industry, and are incurred predominately during development of a product and prior to regulatory approval. Associated costs include, but are not limited to, formulation assessments, patent challenge opinions and strategy, and litigation expenses to defend the intellectual property supporting Amneal’s regulatory filings.

Risks and Uncertainties

Amneal is subject to risks common to companies in the pharmaceutical industry including, but not limited to, uncertainties related to commercialization of products, regulatory approvals, dependence on key products, dependence on key customers and suppliers, and protection of intellectual property rights. For additional information regarding the risks attendant to Amneal’s business and the generic pharmaceutical industry, see the section entitled “Risk Factors” beginning on page 27.

Recently Adopted Accounting Pronouncements

See the sections entitled “Amneal Pharmaceuticals LLC and Subsidiaries Notes to Consolidated Fianancial Statements (unaudited)—Recently Adopted Accounting Pronouncements” and “Amneal Pharmaceuticals LLC and Subsidiaries Notes to Consolidated Fianancial Statements—Recently Adopted Accounting Pronouncements” beginning on pages FS-9 and FS-39, respectively.

Recently Issued Accounting Pronouncements

New Amneal will meet the definition of a public business entity and will adopt recently issued accounting pronouncements in accordance with the transition provisions and effective dates for public business entities. Below is a summary of the recently issued accounting pronouncements that will be relevant to New Amneal.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, that eliminates the requirement to calculate the implied fair value of goodwill (i.e., Step 2 of today’s goodwill impairment test) to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value (i.e., measure the charge based on today’s Step 1). The standard will be applied prospectively and is effective for New Amneal’s annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for annual and interim goodwill impairment testing dates after January 1, 2017. New Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, that changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. The guidance also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606. The guidance is effective for New Amneal for annual and interim periods beginning after December 15, 2017 and should be applied prospectively. Early adoption is permitted. New Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The guidance will be effective for New Amneal for annual and interim periods beginning after December 15, 2017, with early adoption permitted. The amendments in this ASU should be applied prospectively to an award modified on or after the adoption date. New Amneal is currently evaluating the impact that the standard will have on its consolidated financial statements.

In February 2017, the FASB issued ASU 2017-05, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20), which provides clarification regarding the scope of the asset derecognition guidance and accounting for partial sales of nonfinancial assets. The update defines an in substance nonfinancial asset and clarifies that an entity should identify each distinct nonfinancial asset or in substance nonfinancial asset promised to a counterparty and derecognize each asset when a counterparty obtains control of it. All businesses and nonprofit activities within the scope of Subtopic 610-20 are excluded from the amendments in this update. This guidance will be effective for New Amneal for annual and interim periods beginning after December 15, 2017 and is required to be applied at the same time as ASU 2014-09 (described above) is applied. The guidance can be applied using one of two methods: the full retrospective method, which requires the standard to be applied to each prior period presented, or the modified retrospective method, which requires the cumulative effect of adoption to be recognized as an adjustment to opening retained earnings in the period of adoption. New Amneal is currently evaluating the impact that the standard will have on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This guidance represents a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which that company expects to be entitled to receive in exchange for those goods or services. This update sets forth a new five-step revenue recognition model which replaces the prior revenue recognition guidance in its entirety and is intended to eliminate numerous industry-specific pieces of revenue recognition guidance that have historically existed. The FASB has since issued seven additional ASUs, including ASU 2017-13 in September 2017, amending the guidance and the effective dates of the amendments. This ASU is effective for New Amneal for annual and interim periods beginning after December 15, 2017. Early adoption is permitted as of annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The new guidance can be adopted using one of two methods: the full retrospective method, which requires the standard to be applied to each prior period presented, or the modified retrospective method, which requires the cumulative effect of adoption to be recognized as an adjustment to opening retained earnings in the period of adoption. New Amneal will adopt the new revenue recognition standard in 2018 using the modified retrospective method. In addition, the new standard will result in additional revenue-related disclosures in the notes to the consolidated financial statements.

For the Amneal business, Amneal management is currently in the process of completing its impact assessment of the potential changes from adopting ASU 2014-09. The impact assessment consists of a review of a representative sample of contracts, surveying key stakeholders, and a cataloging of potential impacts on our financial statements, accounting policies, financial control, and operations. Amneal is continuing to evaluate whether or not the ASU will have a material impact on its customer arrangements. In addition, the new standard will require changes to processes and controls to support additional disclosures; and Amneal is in the process of identifying and designing such changes to processes and controls to ensure readiness.

For the Impax business, Impax management is currently finalizing its impact assessment of the potential changes from adopting ASU 2014-09. The majority of Impax’s revenue relates to the sale of finished products to various customers, and Impax management does not currently believe that the adoption will have a material impact on these transactions. Impax is continuing to evaluate the impact on certain less significant transactions involving third-party collaborations and other arrangements, but does not currently believe it will have a material effect on the overall financial results. In addition, the new standard will require changes to processes and controls to support additional disclosures; and Impax is in the process of identifying and designing such changes to processes and controls to ensure readiness.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force), to clarify how entities should present restricted cash and restricted cash equivalents in the statement of cash flows. The guidance requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The guidance will be applied retrospectively and is effective for New Amneal for annual and interim periods beginning after December 15, 2017. New Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, that will require companies to account for the income tax effects of intercompany transfers of assets other than inventory (e.g., intangible assets) when the transfer occurs. The guidance is effective for New Amneal for annual and interim periods beginning after December 15, 2017. Early adoption is permitted as of the beginning of an annual period (i.e., early adoption is permitted only in the first interim period). New Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force), to clarify how entities should classify certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance will be applied retrospectively and is effective for New Amneal for annual and interim periods beginning after December 15, 2017. Early adoption is permitted. New Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, guidance that changes the impairment model for most financial assets including trade receivables and certain other instruments that are not measured at fair value through net income. The standard will replace today’s “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost and require entities to record allowances for available-for-sale debt securities rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. It also simplifies the accounting model for purchased credit-impaired debt securities and loans. Entities will apply the standard’s provisions as a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The guidance is effective for New Amneal for annual and interim periods beginning after December 15, 2019. New Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The guidance is effective for New Amneal for annual and interim periods beginning after December 15, 2018, with early adoption permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. New Amneal is currently evaluating the impact that the standard will have on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The guidance is effective for annual and interim periods beginning after December 15, 2017, and early adoption is permitted. New Amneal is currently evaluating the impact that the standard will have on its consolidated financial statements.

Off-Balance Sheet Arrangements

Amneal has not participated in any transactions with unconsolidated entities, such as special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

This unaudited pro forma condensed combined financial information and explanatory notes of New Amneal present how the consolidated financial statements of New Amneal may have appeared had the Transactions (as defined below) and PIPE Investment occurred at earlier dates. The unaudited pro forma condensed combined statement of operations for nine months ended September 30, 2017 and for the fiscal year ended December 31, 2016 combines the historical consolidated statements of operations of Impax and the historical consolidated statements of income of Amneal, giving effect to the Transactions and PIPE Investment as if Closing had occurred on January 1, 2016. The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of Impax and Amneal as of September 30, 2017, giving effect to the Transactions and PIPE Investment as if Closing had occurred on September 30, 2017. See “Note 1. Description of the Transactions” herein for additional information on the Transactions and the PIPE Investment.

The following unaudited pro forma condensed combined financial statements of New Amneal present the combination of the historical financial information of Impax and Amneal adjusted to give effect to the Transactions and PIPE Investment, including the impacts of the following:

•	the effects caused by the PIPE Investment on (1) the Tax Receivable Agreement entered into with the Existing Amneal Members, which provides for the payment by New Amneal to the Existing Amneal Members of 85% of the amount of the cash savings, if any, in U.S. federal and state income tax that New Amneal is deemed to realize as a result of (i) certain tax attributes that are created as a result of the redemption of Amneal Common Units for shares of Class A Common Stock or, in the case of the PIPE Investment, Class B-1 Common Stock, (ii) certain other tax attributes acquired from the acquisitions of Amneal Common Units and (iii) tax benefits attributable to payments made under the Tax Receivable Agreement (including imputed interest). If and when New Amneal subsequently realizes a related tax benefit, it will distribute the amount of any such tax benefit to the relevant Existing Amneal Members in respect of their contribution;

•	adjustments to the provision for income taxes and deferred income taxes reflecting the ownership of Amneal by New Amneal; and

•	the allocation of net income between non-controlling interests and New Amneal based on New Amneal’s 40% ownership of Amneal following the consummation of the Transactions and the PIPE Investment.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and does not purport to represent what the results of operations or financial condition would have been had the Transactions and PIPE Investment actually occurred on the dates indicated, nor do they purport to project the results of operations or financial condition for any future period or as of any future date.

The accompanying unaudited pro forma condensed combined financial statements of the Combined Company have been prepared in accordance with Article 11 of SEC Regulation S-X. The Combination is considered a business combination and therefore will be accounted for under the acquisition method of accounting in accordance with ASC 805. Although Impax is considered the legal acquirer of Amneal, for accounting purposes, Amneal is considered to be acquiring Impax in the Combination. Consequently, this transaction will be accounted for as a reverse acquisition.

Amneal was determined to be the accounting acquirer based upon the terms of the BCA and other factors including:

•

immediately after the Combination, Impax Stockholders immediately prior to the effective time of the Combination are expected to own approximately 25.0% of the aggregate number of New Amneal Shares, and Existing Amneal Members are expected to own approximately 75.0% of the aggregate number of New Amneal Shares, in each case calculated on a fully diluted basis for the Combined Company and on an as converted to Class A Common Stock basis; and

•	directors appointed by Amneal will hold a majority of board seats of New Amneal.

Under the acquisition method of accounting for purposes of these unaudited pro forma condensed combined financial statements, management of Impax and Amneal have determined a preliminary estimated purchase price, calculated as described in “Note 3. Estimated Purchase Price and Preliminary Purchase Price Allocation” to these unaudited pro forma condensed combined financial statements. The Impax assets acquired and liabilities assumed in connection with the Combination are recorded at their estimated acquisition date fair values. A final determination of these estimated fair values will be based on the actual net assets of Impax that exist as of the date of Closing. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could be material.

The historical combined financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the Combination, the Financing and the PIPE Investment, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial statements were based on and should be read in conjunction with:

•	the audited consolidated financial statements of Amneal as of December 31, 2016 and December 31, 2015 and for each of the three years in the period ended December 31, 2016 and the related notes, which are included elsewhere in this combined proxy statement/prospectus;

•	the unaudited consolidated financial statements of Amneal as of September 30, 2017 and for the nine months ended September 30, 2017 and September 30, 2016 and the related notes, which are included elsewhere in this combined proxy statement/prospectus;

•	the audited consolidated financial statements of Impax as of December 31, 2016 and December 31, 2015 and for each of the three years in the period ended December 31, 2016 and the related notes, included in Impax’s Annual Report on Form 10-K for the year ended December 31, 2016 which is incorporated by reference in this combined proxy statement/prospectus;

•	the unaudited consolidated financial statements of Impax as of September 30, 2017 and for the nine months ended September 30, 2017 and September 30, 2016 and the related notes, included in the Impax’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2017 which is incorporated by reference in this combined proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies that may result from the Transactions.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF SEPTEMBER 30, 2017

(in thousands)

	Historical Amneal	Historical Impax	Combination adjustments		Financing & other adjustments		Non- controlling interest adjustments	PIPE Investment adjustments		Pro forma
	(Note 4)	(Note 4)	(Note 5)		(Note 6)		(Note 7)	(Note 8)
Assets
Current assets:
Cash and cash equivalents	$19,348	$157,658	$(980,500)	(a)	$1,019,564	(a)	$—	$(20,650)	(e)	$195,420
Restricted cash	2,006	—	—		—		—	—		2,006
Trade accounts receivable—net	340,071	236,305	—		—		—	—		576,376
Inventories	277,745	172,786	10,529	(b)	—		—	—		461,060
Prepaid expenses and other current assets	44,565	60,734	(1,565)	(h)	—		—	—		103,734
Related party receivables	9,778	—	—		—		—	—		9,778

Total current assets	693,513	627,483	(971,536)		1,019,564		—	(20,650)		1,348,374
Property, plant and equipment—net	457,617	223,192	—		—		—	—		680,809
Goodwill	26,005	207,329	340,426	(d)	—		—	—		573,760
Intangible assets—net	45,461	510,067	1,023,866	(c)	—		—	—		1,579,394
Deferred income taxes—net	1,274	17,090	(17,090)	(f)	(20,460)	(e,f)	—	470,364	(a,d)	451,178
Other assets	15,741	58,278	(826)	(e)	1,925	(d)	—	—		75,118

Total assets	$1,239,611	$1,643,439	$374,840		$1,001,029		$—	$449,714		$4,708,633

Liabilities and Shareholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$66,639	$53,708	$—		$—		$—	$—		$120,347
Current portion of debt and capital lease obligations—net	64,262	17,836	(17,836)	(i)	(37,171)	(b)	—	—		27,091
Accrued expenses and other current liabilities	118,023	271,779	(3,500)	(g)	(443)	(c)	—	—		385,859
Related party payables	10,313	—	—		—		—	—		10,313

Total current liabilities	259,237	343,323	(21,336)		(37,614)		—	—		543,610
Long-term debt and capital lease obligations—net	1,358,981	767,935	(767,935)	(i)	1,255,773	(b)	—	—		2,614,754
Deferred income taxes	1,346	1,950	140,343	(f)	(142,293)	(f)	—	—		1,346
Other long-term liabilities	46,257	48,300	—		—		—	388,865	(a)	483,422

Total liabilities	1,665,821	1,161,508	(648,928)		1,075,866		—	388,865		3,643,132

Shareholders’ (Deficit) Equity
Members’ equity	2,716	—	—		(2,716)	(g)	—	—		—
Preferred stock	—	—	—		—		—	—		—
Impax common stock	—	744	(744)	(j)	—		—	—		—
Class A common stock	—	—	735	(j)	—		—	312	(b)	1,047
Class B-1 common stock	—	—	—		—		—	156	(b)	156
Class B common stock	—	—	—		2,267	(g)	—	(468)	(b)	1,799
Treasury stock	—	(2,157)	2,157	(j)	—		—	—		—
Additional paid in capital	2,048	554,252	997,712	(j)	(64,920)	(g)	(774,527)	465,974	(c,d,e)	1,180,540
Accumulated other comprehensive (loss) income	(17,016)	468	(468)	(j)	—	(g)	—	—		(17,016)
(Accumulated deficit) retained earnings	(424,354)	(71,376)	24,376	(i,j)	(9,468)	(g)	—	—		(480,822)

Total New Amneal shareholders’ (deficit) equity	(436,606)	481,931	1,023,768		(74,837)		(774,527)	465,974		685,704
Non-controlling interests	10,396	—	—		—		774,527	(405,125)	(c)	379,797

Total shareholders’ (deficit) equity	(426,210)	481,931	1,023,768		(74,837)		—	60,849		1,065,501

Total liabilities and shareholders’ (deficit) equity	$1,239,611	$1,643,439	$374,840		$1,001,029		$—	$449,714		$4,708,633

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

(in thousands except share and per share amounts)

	Historical Amneal	Historical Impax	Combination adjustments		Financing & other adjustments			Non-controlling interest adjustments	PIPE Investment adjustments		Pro forma
		(Note 4)	(Note 5)		(Note 6)			(Note 7)	(Note 8)
Net revenue	$740,285	$592,877	$—		$—			$—	$—		$1,333,162
Cost of goods sold	346,931	328,603	—		—			—	—		675,534
Depreciation and amortization	18,592	80,041	6,986	(c)	—			—	—		105,619
Cost of goods sold impairment charges	—	52,903	—		—			—	—		52,903

Gross profit	374,762	131,330	(6,986)		—			—	—		499,106
Selling, general and administrative	78,454	149,460	—		—			—	—		227,914
Research and development	117,050	62,614	—		—			—	—		179,664
Legal settlement gain	(21,467)	—	—		—			—	—		(21,467)
Other operating expenses	34,641	15,299	—		—			—	—		49,940

Operating profit (loss)	166,084	(96,043)	(6,986)		—			—	—		63,055
Other expense:
Interest expense, net	(49,955)	(40,955)	40,385	(l)	(56,011)	(h	)	—	—		(106,536)
Foreign exchange loss (gain)	25,751	(838)	—		—			—	—		24,913
Loss on sale of certain international businesses	(28,880)	—	—		—			—	—		(28,880)
Gain on sale of intangible assets	—	11,850	—		—			—	—		11,850
Other expense, net	(3,752)	(14,895)	—		—			—	—		(18,647)

Total other expense, net	(56,836)	(44,838)	40,385		(56,011)			—	—		(117,300)

Income (loss) before income tax	109,248	(140,881)	33,399		(56,011)			—	—		(54,245)
Income tax provision	2,117	27,336	(17,625)	(k)	2,708	(e	)	—	9,245	(d)	23,781

Net income (loss)	107,131	(168,217)	51,024		(58,719)			—	(9,245)		(78,026)
Net income (loss) attributable to non-controlling interests	1,052	—	—		—			(40,982)	8,435	(c)	(31,495)

Net income (loss) attributable to New Amneal	$106,079	$(168,217)	$51,024		$(58,719)			$40,982	$(17,680)		$(46,531)

Net loss per common share (Note 9):
Basic		$(2.34)									$(0.39)

Diluted		$(2.34)									$(0.39)

Weighted-average common shares outstanding (Note 9):
Basic		71,775,537									120,376,060

Diluted		71,775,537									120,376,060

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

(in thousands except share and per share amounts)

	Historical Amneal	Historical Impax	Combination adjustments		Financing & other adjustments		Non-controlling interest adjustments	PIPE Investment adjustments		Pro forma
		(Note 4)	(Note 5)		(Note 6)		(Note 7)	(Note 8)
Net revenue	$1,018,225	$824,429	—		—		—	—		1,842,654
Cost of goods sold	402,227	404,890	—		—		—	—		807,117
Depreciation and amortization	18,507	82,009	21,377	(c)	—		—	—		121,893
Cost of goods sold impairment charges	—	488,632	—		—		—	—		488,632

Gross profit (loss)	597,491	(151,102)	(21,377)				—	—		425,012
Selling, general and administrative	115,130	198,332	—		—		—	—		313,462
Research and development	168,137	77,625	—		—		—	—		245,762
Patent litigation (gain) settlement	(11,000)	7,819	—		—		—	—		(3,181)
Intangible asset impairment charges	36	52,965	—		—		—	—		53,001
Other operating expenses	40,307	6,339	—		—		—	—		46,646

Operating profit (loss)	284,881	(494,182)	(21,377)		—		—	—		(230,678)
Other expense:
Interest expense, net	(49,400)	(40,419)	41,441	(l)	(89,693)	(h)	—	—		(138,071)
Foreign exchange loss	(14,108)	(43)	—		—		—	—		(14,151)
Reserve for Turing receivable	—	(40,312)	—		—		—	—		(40,312)
Other expense, net	(6,552)	(1,369)	—		—		—	—		(7,921)

Total other expense, net	(70,060)	(82,143)	41,441		(89,693)		—	—		(200,455)

Income (loss) before tax	214,821	(576,325)	20,064		(89,693)		—	—		(431,133)
Income tax provision (benefit)	5,395	(104,294)	80,613	(k)	5,946	(e)	—	(7,848)	(d)	(20,188)

Net income (loss)	209,426	(472,031)	(60,549)		(95,639)		—	7,848		(410,945)
Net income (loss) attributable to non-controlling interests	2,048	—	—		—		(325,721)	67,041	(c)	(256,632)

Net income (loss) attributable to New Amneal	$207,378	$(472,031)	$(60,549)		(95,639)		$325,721	$(59,193)		$(154,313)

Net loss per common share (Note 9):
Basic		$(6.63)								$(1.28)

Diluted		$(6.63)								$(1.37)

Weighted-average common shares outstanding (Note 9):
Basic		71,147,397								120,376,060

Diluted		71,147,397								301,033,378

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. DESCRIPTION OF THE TRANSACTIONS

Pursuant to the terms of the BCA, Impax and Amneal intend to combine the generics and specialty pharmaceutical business of Impax with the generic drug development and manufacturing business of Amneal in a transaction that represents an opportunity to create a new generics company, New Amneal through the Combination. The Combination includes: (i) the Impax Merger, upon the completion of which each outstanding Impax Share (other than Cancelled Shares), will be converted into the right to receive one share of Class A Common Stock, (ii) the conversion of Impax to a Delaware limited liability company to be named Impax Laboratories, LLC, (iii) the contribution by Holdco of all of the equity interests of Impax to Amneal in exchange for certain equity interests of Amneal, (iv) the recapitalization of Amneal pursuant to which the Existing Amneal Members will receive a single class of limited liability company interests in Amneal, and (v) the issuance by New Amneal of shares of Class B Common Stock to the Existing Amneal Members. As a result of the Combination, Impax Stockholders immediately prior to Closing will collectively hold approximately 25.0%, and Existing Amneal Members will hold approximately 75.0%, of the voting and economic interests in the combined businesses of Impax and Amneal under New Amneal.

In order to finance the Combination, Amneal intends to consummate the following transactions (collectively, the “Financing”, and together with the Combination, the “Transactions”): (i) borrowing of $2,700.0 million in aggregate principal amount of new senior secured term loans (the “New Term Facility,”), (ii) entry into a new senior secured asset based revolving credit facility with borrowing capacity of up to $500.0 million (the “New ABL Facility”) under which no amounts are expected to be drawn and outstanding upon Closing, and (iii) use the proceeds of the initial borrowings under the New Term Facility, as well as cash on hand, to finance the repayment of both companies’ historical outstanding debt obligations.

Immediately upon the consummation of the Transactions, the Existing Amneal Members will own a majority interest in New Amneal with an effective voting interest of approximately 75.0% on a fully diluted and as converted basis through their ownership of Class B Common Stock. The Existing Amneal Members will also hold a corresponding number of Amneal Common Units, which entitle them to approximately 75.0% of the economic interests in the combined businesses of Impax and Amneal. New Amneal will own an interest in Amneal of approximately 25.0% and will be its managing member. As a result, New Amneal will consolidate the financial results of Amneal and will report a non-controlling interest related to the Amneal Common Units held by the Existing Amneal Members in the consolidated financial statements. Upon the consummation of the Transactions, the Amneal Common Units will become redeemable at the option of the holder for shares of Class A Common Stock or, in the case of the PIPE Investment, Class B-1 Common Stock on a one-for-one basis or, at New Amneal’s election, their per-share cash equivalent.

In connection with the Transactions, the Existing Amneal Members have entered into definitive Share Purchase Agreements with select institutional investors, including TPG and funds affiliated with Fidelity, which provides for the PIPE Investment through a private placement of certain shares of Class A Common Stock and Class B-1 Common Stock. Pursuant to the terms of the purchase agreements, upon the Closing of the Combination, members of the Amneal Group will exercise their right to cause Amneal to redeem approximately 15.0% of their ownership interests in Amneal in exchange for a corresponding number of unregistered shares of Class A Common Stock or Class B-1 Common Stock. The shares of Class A Common Stock and Class B-1 Common Stock received in the Redemption will be sold immediately following the Closing by the Existing Amneal Members to the PIPE Investors through a private placement at a per share purchase price of $18.25 for gross proceeds of $855.0 million. Following the PIPE Investment, the PIPE Investors will own collectively approximately 15% of the New Amneal Shares on a fully diluted and as converted basis, with TPG owning all outstanding shares of Class B-1 Common Stock.

As a result of the PIPE Investment, the voting and economic interest of approximately 75.0% held by Existing Amneal Members immediately upon Closing, will be reduced by approximately 15.0%. As such, the overall interest percentage held by non-controlling interest holders upon the consummation of the Combination and PIPE Investment will be approximately 60.0%.

2. BASIS OF PRESENTATION

The unaudited pro forma condensed combined financial statements present the pro forma condensed combined financial position and results of operations of New Amneal based upon the historical financial statements of Amneal and Impax, after giving effect to the Transactions and the PIPE Investment and are intended to reflect the impact of such on New Amneal’s consolidated financial statements.

The Combination will be accounted for as a business combination, with Amneal treated as the “acquirer” and Impax treated as the “acquired” company for financial reporting purposes. Under the acquisition method of accounting, the total estimated purchase price of an acquisition is allocated to the net tangible and intangible assets based on their estimated fair values. Such valuations are based on available information and certain assumptions that management of Impax and Amneal believe are reasonable. The preliminary allocation of the estimated purchase price to the tangible and intangible assets acquired and liabilities assumed is based on various preliminary estimates. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing these unaudited pro forma condensed combined financial statements. Differences between these preliminary estimates and the final acquisition accounting, which will be based on the actual net tangible and identifiable intangible assets that exist as of the closing of the Transactions, may occur and these differences could be material. The differences, if any, could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and New Amneal’s future results of operations and financial position.

The pro forma financial statements include certain reclassifications to align the historical financial statement presentation of Impax and Amneal. See “Note 4. Reclassifications” herein for additional information on the reclassifications.

The unaudited pro forma condensed combined statements of operations do not reflect the non-recurring expenses expected to be incurred in connection with the Transactions, including fees to attorneys, accountants and other professional advisors, the write-off of deferred financing costs, and other transaction-related costs that will not be capitalized. However, the impact of such expenses are reflected in the unaudited pro forma condensed combined balance sheet as an increase to accumulated deficit and a corresponding decrease to cash.

Further, the unaudited pro forma condensed combined financial statements do not reflect the restructuring or integration activities that have yet to be determined or other costs that may be incurred to achieve cost or growth synergies of the Combined Company. As no assurance can be made that the costs will be incurred or the cost or growth synergies will be achieved, no adjustment has been made.

3. ESTIMATED PURCHASE PRICE AND PRELIMINARY PURCHASE PRICE ALLOCATION

The pro forma adjustments include a preliminary allocation of the estimated purchase price of Impax to the estimated fair values of assets acquired and liabilities assumed at the acquisition date. The final allocation of the purchase price could differ materially from the preliminary allocation primarily because market prices, interest rates and other valuation variables will fluctuate over time and be different at the time of completion of the Transactions compared to the amounts assumed for the pro forma adjustments.

Estimated Purchase Price

Because of the change of control that results from the Combination, it is considered to be a reverse acquisition and Amneal is deemed to be acquiring Impax for accounting purposes. The measurement of the consideration transferred by Amneal for its interest in Impax is based on the fair value of the equity interest that

Amneal would have had to issue to give the Impax shareholders the same percentage equity interest in the Combined Company, which is equal to approximately 25.0%. However, the fair value of the equity of Impax is used to calculate the preliminary consideration for the Combination because it has a quoted market price, the Combination involves only the exchange of equity and Amneal is a private company whose value is difficult to measure. The estimated purchase price, net of cash acquired, is calculated as follows:

(in thousands except share amount and share price)
Fully diluted Impax share number(1)	75,557,148
Impax closing share price as of January 29, 2018	$20.55

Preliminary equity consideration	1,552,699
Extinguishment of Impax’s historical debt obligations including accrued and unpaid interest	933,500
Less: cash acquired	(157,658)

Estimated purchase price, net of cash acquired	$2,328,541

(1)	Represents the number of outstanding Impax shares on a fully diluted basis per the BCA, calculated as the sum of 74.0 million shares of Impax common stock issued and outstanding (including Impax restricted shares, assuming that tax withholding with respect to vesting of the Impax restricted shares is effectuated by net cashless settlement) plus 2.0 million shares to be issued related to outstanding options (the vesting of which will be accelerated as a result of change-in-control provisions within the award agreements).

The preliminary value of the consideration does not purport to represent the actual value of the total consideration that will be received by the Impax Stockholders when the Combination is completed. In accordance with U.S. GAAP, the fair value of the equity securities comprising the consideration will be measured on the closing date of the transactions at the then-current market price per share of Impax Common Stock. This requirement will likely result in a difference from the price per share assumed in the calculation, and that difference may be material. For example, an increase or decrease of 10% in the price of Impax Common Stock upon Closing from the price of Impax Common Stock assumed in these unaudited condensed combined pro forma financial statements would change the value of the preliminary consideration by approximately $155.3 million, which would be reflected as a corresponding increase or decrease to goodwill.

Preliminary purchase price allocation

The following is a summary of the preliminary purchase price allocation giving effect to the Combination as if it had been consummated on September 30, 2017:

(in thousands)
Trade accounts receivable—net	$236,305
Inventories	183,315
Prepaid expenses and other current assets	59,169
Property, plant and equipment	223,192
Goodwill	547,755
Intangible assets	1,533,933
Other assets	57,452

Total assets acquired	2,841,121
Accounts payable	53,708
Accrued expenses and other current liabilities	268,279
Deferred income taxes	142,293
Other long-term liabilities	48,300

Total liabilities assumed	512,580

Net assets acquired	$2,328,541

4. RECLASSIFICATIONS

Certain reclassifications have been made to amounts in the historical consolidated financial information of Impax and Amneal to conform the financial statement presentation, including reclassifying the following:

Impax reclassifications in the unaudited pro forma condensed combined statements of operations

Nine months ended September 30, 2017:

(in thousands)	Before Reclassification	Reclassification		After Reclassification
Impax Generics revenues—net	$436,134	$(436,134	)(a)	$—
Impax Specialty Pharma revenues—net	156,743	(156,743	)(a)	—
Net revenues	—	592,877	(a)	592,877
Cost of revenues	408,644	(408,644	)(b)	—
Cost of revenues impairment charges	52,903	(52,903	)(c)	—
Cost of goods sold	—	328,603	(b,d)	328,603
Cost of goods sold impairment charges	—	52,903	(c)	52,903
Depreciation and amortization	—	80,041	(d)	80,041
Selling, general and administrative	152,255	(2,795	)(e)	149,460
Research and development	65,157	(2,543	)(e)	62,614
Other operating expenses	9,961	5,338	(e)	15,299
Other, net	(15,733)	15,733	(h)	—
Foreign exchange loss (gain)	—	(838	)(i)	(838)
Other expense, net	—	(14,895	)(h,i)	(14,895)
Provision for income taxes	27,336	(27,336	)(j)	—
Income tax provision	—	27,336	(j)	27,336

Year ended December 31, 2016:

(in thousands)	Before Reclassification	Reclassification		After Reclassification
Impax Generics revenues—net	$606,320	$(606,320	)(a)	$—
Impax Specialty Pharma revenues—net	218,109	(218,109	)(a)	—
Net revenues	—	824,429	(a)	824,429
Cost of revenues	486,899	(486,899	)(b)	—
Cost of revenues impairment charges	488,632	(488,632	)(c)	—
Cost of goods sold	—	404,890	(b,d)	404,890
Cost of goods sold impairment charges	—	488,632	(c)	488,632
Depreciation and amortization	—	82,009	(d)	82,009
Selling, general and administrative	201,830	(3,498	)(e)	198,332
Research and development	80,466	(2,841	)(e)	77,625
Other operating expenses	—	6,339	(e)	6,339
In-process research and development impairment charges	52,965	(52,965	)(f)	—
Intangible-asset impairment charges	—	52,965	(f)	52,965
Patent litigation	7,819	(7,819	)(g)	—
Patent litigation (gain) settlement	—	7,819	(g)	7,819
Other, net	(1,412)	1,412	(h)	—
Foreign exchange loss	—	(43	)(i)	(43)
Other expense, net	—	(1,369	)(h,i)	(1,369)
(Benefit from) provision for income taxes	(104,294)	104,294	(j)	—
Income tax provision (benefit)	—	(104,294	)(j)	104,294

(a)	Represents the reclassification of Impax Generic revenues—net and Impax Specialty Pharma revenues – net on Impax’s statement of operations into net revenues to conform to Amneal’s statement of income presentation.
(b)	Represents the reclassification of cost of revenues on Impax’s statement of operations into cost of goods sold to conform to Amneal’s statement of income presentation.
(c)	Represents the reclassification of cost of revenues impairment charges on Impax’s statement of operations into cost of goods sold impairment charges to conform to Amneal’s statement of income presentation.
(d)	Represents the reclassification of $80.0 million for the nine months ended September 30, 2017 and $82.0 million for the year ended December 31, 2016 reported in cost of revenues on Impax’s statement of operations into depreciation and amortization to conform to Amneal’s statement of income presentation.
(e)	Represents the reclassification of depreciation and amortization reported in selling, general and administrative and research and development on Impax’s statement of operations into other operating expenses to conform to Amneal’s statement of income presentation.
(f)	Represents the reclassification of in-process research and development impairment charges on Impax’s statement of operations into intangible-asset impairment charges to conform to Amneal’s statement of income presentation.
(g)	Represents the reclassification of patent litigation on Impax’s statement of operations into patent litigation (gain) settlement to conform to Amneal’s statement of income presentation.
(h)	Represents the reclassification of other, net on Impax’s statement of operations into other expenses, net to conform to Amneal’s statement of income presentation.
(i)	Represents the reclassification of foreign exchange loss reported in other, net on Impax’s statement of operations into foreign exchange loss to conform to Amneal’s statement of income presentation.
(j)	Represents the reclassification of (Benefit from) provision for income taxes on Impax’s statement of operations into income tax expense (benefit) to conform to Amneal’s statement of income presentation.

Impax reclassifications in the unaudited pro forma condensed combined balance sheet as of September 30, 2017

(in thousands)	Before Reclassification	Reclassification		After Reclassification
Accounts receivable, net	$242,020	$(242,020	)(k)	$—
Trade accounts receivable—net	—	236,305	(k,n)	236,305
Inventory, net	172,786	(172,786	)(l)	—
Inventories	—	172,786	(l)	172,786
Other non-current assets	58,278	(58,278	)(m)	—
Other assets	—	58,278	(m)	58,278
Accrued expenses and other current liabilities	277,494	(5,715	)(n)	271,779
Current portion of long-term debt, net	17,836	(17,836	)(o)	—
Current portion of long-term debt and capital lease obligations—net	—	17,836	(o)	17,836
Long-term debt, net	767,935	(767,935	)(p)	—
Long-term debt and capital lease obligations—net	—	767,935	(p)	767,935
Other non-current liabilities	48,300	(48,300	)(q)	—
Other long-term liabilities	—	48,300	(q)	48,300

(k)	Represents the reclassification of accounts receivable, net on Impax’s balance sheet into trade accounts receivable – net to conform to Amneal’s balance sheet presentation.
(l)	Represents the reclassification of inventory, net on Impax’s balance sheet into inventories to conform to Amneal’s balance sheet presentation.
(m)	Represents the reclassification of other non-current assets on Impax’s balance sheet into other assets to conform to Amneal’s balance sheet presentation.

(n)	Represents the reclassification of the $5.7 million shelf-stock adjustments reported in accrued and other current liabilities on Impax’s balance sheet into trade accounts receivable – net to conform to Amneal’s balance sheet presentation.
(o)	Represents the reclassification of current portion of long-term debt, net on Impax’s balance sheet into current portion of long-term debt and capital lease obligations, net to conform to Amneal’s balance sheet presentation.
(p)	Represents the reclassification of long-term debt, net on Impax’s balance sheet into long-term debt and capital lease obligations, net to conform to Amneal’s balance sheet presentation.
(q)	Represents the reclassification of other non-current liabilities on Impax’s balance sheet into other long-term liabilities to conform to Amneal’s balance sheet presentation.

Amneal reclassifications in the unaudited pro forma combined balance sheet as of September 30, 2017

(in thousands)	Before Reclassification	Reclassification		After Reclassification
Other assets	$17,015	$(1,274	)(r)	$15,741
Deferred income taxes—net	—	1,274	(r)	1,274

(r)	Represents the reclassification of deferred income tax assets reported in other assets on Amneal’s balance sheet into deferred income taxes—net to conform to Impax’s balance sheet presentation.

5. COMBINATION RELATED PRO FORMA ADJUSTMENTS

The unaudited pro forma condensed combined financial statements reflect the following adjustments related to the Combination:

(a) Adjustment to cash represents the following:

As of
(in thousands)	September 30, 2017
Repayment of Impax’s historical debt obligations including accrued and unpaid interest	$(933,500)
Cash paid for transaction costs expected to be incurred through the consummation of the Transactions(1)	(47,000)

Total adjustment to cash	$(980,500)

(1)	These fees are recorded against accumulated deficit solely for the purposes of this presentation. As there is no continuing impact of these transaction costs on New Amneal’s results, the fees are not included in the unaudited pro forma condensed combined statements of operations.

(b)	Adjustment to state acquired inventory, which consists primarily of raw materials and finished goods, at its preliminary fair value. The preliminary fair value considers replacement cost for materials and net realizable value for work-in-process and finished goods. New Amneal will recognize the increased value of inventory in cost of goods sold as the inventory is sold, which for purposes of these unaudited pro forma condensed combined financial statements is assumed to occur within the first year after the Transactions. As there is no continuing impact of the inventory adjustment to New Amneal’s results, the cost of goods sold associated with the increased inventory value is not included in the unaudited pro forma condensed combined statements of operations.
(c)

Adjustment to state acquired identifiable intangible assets, consisting of tradenames, acquired in-process research and development product rights and marketed product rights at their preliminary fair values, and to increase amortization expense accordingly. The estimated fair values were determined using the “income approach,” a valuation technique that estimates the fair value of an asset based on market participant expectations of the cash flows that an asset would generate over its remaining useful life. The following table presents information about the intangible assets:

		Amortization expense
(in thousands)	Fair value	Nine months ended September 30, 2017	Year ended December 31, 2016
Total acquired indefinite lived intangible assets	$465,332	$—	$—
Total acquired finite lived intangible assets(1)	1,068,601	60,498	80,664

Total acquired intangible assets	1,533,933	60,498	80,664
Less: Impax’s historical intangible assets	(510,067)	(53,512)	(59,287)

Pro forma adjustment	$1,023,866	$6,986	$21,377

(1)	The adjustment to amortization expense was determined using the straight line method over a weighted-average estimated useful life of 13.25 years.

With other assumptions held constant, a 10% change to the fair value of acquired finite lived intangible assets would result in an increase or decrease to amortization expense of $2.3 million annually and $1.7 million for a nine month period.

(d)	Adjustment to eliminate Impax’s historical goodwill of $207.3 million and to recognize goodwill related to the proposed Combination of $547.8 million. Goodwill is calculated as the difference between the estimated purchase price and the fair value of identifiable tangible and intangible assets acquired net of liabilities assumed. The adjustment is preliminary and subject to change based upon final determination of the fair value of assets acquired and liabilities assumed and finalization of the purchase price.
(e)	Adjustment to eliminate $0.8 million of historical deferred financing fee assets associated with Impax’s historical revolving credit facility.
(f)	New Amneal will be subject to U.S. federal and state income taxes and will file consolidated income tax returns for U.S. federal and certain state jurisdictions. All tax attributes and related tax adjustments are recorded based on New Amneal’s proportionate share of its ownership interest in assets held directly by Amneal (a tax-transparent entity). Represents the estimated deferred tax impacts related to (i) acquisition accounting adjustments primarily as a result of the step-up in fair value of intangible assets and inventory, and (ii) the historical deferred taxes recorded by Impax that are allocable to the Existing Amneal Owners. The incremental deferred tax impacts were calculated based on the tax effect of the estimated step-up in book basis of the net assets of Impax, excluding the amount attributable to goodwill, using an estimated statutory tax rate of 37.1%. This rate does not reflect New Amneal’s effective tax rate, which includes other items and may be significantly different than the rates assumed for purposes of preparing these statements.
(g)	Adjustment to eliminate $3.5 million of accrued interest associated with Impax’s historical debt obligations.
(h)	Adjustment to eliminate Impax’s historical deferred rent of $1.6 million, resulting from the recognition of escalating rent payments on a straight-line basis over the lease term as required by GAAP. The deferred rent balance is eliminated through acquisition accounting because it does not meet the definition of an acquired asset or assumed liability.
(i)	Adjustment to extinguish Impax’s outstanding debt obligations of $785.8 million which includes $144.2 million of debt discount and unamortized deferred financing fees. The cash to be paid for the extinguishment of Impax’s outstanding debt obligations totaled $933.5 million as described in Note 3. The difference between the cash to be paid and the carrying amount represents the loss on debt extinguishment from the write off of the debt discount and unamortized fees noted above of $144.2 million. The write-off of the debt discount and fees is recorded against accumulated deficit solely for the purposes of this presentation. As there is no continuing impact of the write-off on New Amneal’s results, the debt discount and fees are not included in the unaudited pro forma condensed combined statements of operations.

(j)	Adjustment to the components of permanent equity represent the following:

	As of September 30, 2017
(in thousands)	Eliminate Historical Impax equity(1)	Record the Combination consideration	Other equity adjustments(2)	Total Pro Forma adjustment
Preferred stock	$—	$—	$—	$—
Impax common stock	(744)	—	—	(744)
Class A Common Stock	—	735	—	735
Class B Common Stock	—	—	—	—
Treasury stock, at cost	2,157	—	—	2,157
Additional paid-in capital	(554,252)	1,551,964	—	997,712
Accumulated other comprehensive income	(468)	—	—	(468)
(Accumulated deficit) retained earnings	71,376	—	(47,000)	24,376

Subtotal – stockholders’ (deficit) equity	$(481,931)	$1,552,699	$(47,000)	$1,023,768

(1)	Represents the elimination of historical Impax shareholders’ (deficit) equity.
(2)	Includes the estimated transaction costs expected to be incurred through the consummation of the Combination. These costs are recorded against accumulated deficit solely for the purposes of this presentation. As there is no continuing impact of these transaction costs on New Amneal’s results, the fees are not included in the unaudited pro forma condensed combined statements of operations.

(k)	New Amneal will be subject to U.S. federal and state income taxes and will file consolidated income tax returns for U.S. federal and certain state jurisdictions. All tax attributes and related tax adjustments are recorded based on New Amneal’s proportionate share of its ownership interest in assets held directly by Amneal (a tax-transparent entity). Adjustment to record the income tax impacts of (i) the pro forma adjustments, and (ii) the 75% share of Impax unadjusted income tax expense which is allocable to the Existing Amneal Owners. The incremental tax impacts were calculated using an estimated statutory tax rate of 37.1%. This rate does not reflect New Amneal’s effective tax rate, which includes other items and may be significantly different than the rates assumed for purposes of preparing these statements.
(l)	Adjustment to eliminate the historical interest expense associated with Impax’s historical debt obligations for each of the unaudited pro forma condensed combined statements of operations.

6. FINANCING AND OTHER RELATED PRO FORMA ADJUSTMENTS

The unaudited pro forma condensed combined financial statements reflect the following adjustments related to the Financing, the proceeds of which were used in part to fund the Combination:

(a)	Adjustment to cash represents the following:

(in thousands)	As of September 30, 2017
Repayment of Amneal’s historical debt obligations including accrued and unpaid interest	$(1,432,146)
Amounts borrowed under the New Term Facility	2,700,000
Cash paid for fees related to the New Term Facility	(59,163)
Cash paid for fees related to the New ABL Facility	(1,925)
Cash distribution to Existing Amneal Members’	(187,202)

Total adjustment to cash	$1,019,564

(b)	Adjustment to debt represents the following:

(in thousands)	As of September 30, 2017
Current portion of debt:
Extinguishment of Amneal’s historical current debt obligations	$(64,171)
Record current portion of the New Term Facility(1)	27,000

Total adjustment to current portion of debt	$(37,171)

Debt, net of current portion:
Extinguishment of Amneal’s historical long-term debt obligations	$(1,358,064)
Record noncurrent portion of the New Term Facility(1)	2,673,000
Less: financing fees	(59,163)

Total adjustment to debt, net of current portion	$1,255,773

(1)	Pursuant to the terms of the credit agreement, Amneal is required to repay amounts borrowed under the New Term Facility in quarterly installments of 0.25% of the total principal amount through the maturity date, at which time the remaining principal balance will be due.

(c)	Adjustment to eliminate $0.4 million of accrued interest associated with Amneal’s historical debt obligations.
(d)	Adjustment to record the new deferred financing fee asset of $1.9 million associated with New ABL Facility.
(e)	New Amneal will be subject to U.S. federal and state income taxes and will file consolidated income tax returns for U.S. federal and certain state jurisdictions. All tax attributes and related tax adjustments are recorded based on New Amneal’s proportionate share of its ownership interest in assets held directly by Amneal (a tax-transparent entity). Represents an adjustment of $121.8 million as of September 30, 2017 to the unaudited pro forma condensed combined balance sheet and corresponding adjustments to the unaudited pro forma condensed combined statements of operations of $2.7 million and $6.0 million for the nine months ended September 30, 2017 and year ended December 31, 2016, respectively. The adjustments record the historical taxes associated with assets held directly by Amneal that are allocable to New Amneal based on its proportionate 25.0% ownership interests in the assets held directly by Amneal using an estimated statutory rate of 37.1%. This rate does not reflect New Amneal’s effective tax rate, which includes other items and may be significantly different than the rates assumed for purposes of preparing these statements.
(f)	Adjustment to reclass the $142.3 million deferred income tax liability recorded through purchase accounting in order to properly net against the deferred income tax asset for presentation purposes.
(g)	Adjustment to the components of New Amneal equity represent the following:

	As of September 30, 2017
(in thousands)	Distribution to Existing Amneal Members(1)	Rollover historical Amneal equity(2)	Other equity adjustments(3)	Total Pro Forma adjustment
Members’ equity	$(187,202)	$184,486	$—	$(2,716)
Preferred stock	—	—	—	—
Class A Common Stock	—	—	—	—
Class B Common Stock	—	2,267	—	2,267
Treasury stock, at cost	—	—	—	—
Additional paid-in capital	—	(186,753)	121,833	(64,920)
Accumulated other comprehensive loss	—	—	—	—
(Accumulated deficit) retained earnings	—	—	(9,468)	(9,468)

Subtotal—stockholders’ (deficit) equity	$(187,202)	$—	$112,365	$(74,837)

(1)	Represents the distribution of all historical cash and cash equivalents of Amneal and its subsidiaries to the Existing Amneal Members immediately prior to the Closing of the Transactions.
(2)	Represents the reclassification of member’s deficit to Class B Common Stock and additional paid in capital to reflect the impact of the new capital structure of New Amneal
(3)	Includes the following (i) $9.5 million write-off of unamortized deferred financing fees related to Amneal’s historical debt obligations. The write-off of these fees is recorded against accumulated deficit solely for the purposes of this presentation. As there is no continuing impact of the write-off on New Amneal’s results, the fees are not included in the unaudited pro forma condensed combined statements of operations, and (ii) the $121.8 million impact of recording the historical Amneal taxes that will be allocable to New Amneal based on its proportionate 25.0% ownership interest in assets held directly by Amneal.

(h)	Adjustment to interest expense consists of the following:

(in thousands)	Nine months ended September 30, 2017	Year ended December 31, 2016
Eliminate historical Amneal interest expense	$(47,424)	$(49,400)
Interest expense related to new borrowings(1)	96,711	130,074
Amortization of deferred financing fees(2)	6,724	9,019

Pro forma adjustment to interest expense	$56,011	$89,693

(1)	Comprised of interest expense related to the New Term Facility. The weighted average cash interest rate, calculated including the effects of quarterly principal payments under the New Term Facility, is approximately 4.77%.
(2)	Represents fees paid to the initial purchasers for their services in arranging and structuring the financing as well as other debt issuance costs. Deferred financing fees are amortized using the effective interest method

A 0.125% change in the estimated interest rates on the variable rate indebtedness of $2,700.0 million at the closing of the Transactions, comprised of the New Term Facility, would result in an increase or decrease in the pro forma annual interest expense of approximately $3.4 million annually and $2.5 million for a nine month period.

7. NON-CONTROLLING INTEREST ADJUSTMENTS

Immediately upon the consummation of the Transactions, the Existing Amneal Members will own a majority interest in New Amneal with an effective voting interest of approximately 75.0% on a fully diluted and as converted basis through their ownership of Class B Common Stock. The Existing Amneal Members will also hold a corresponding number of Amneal Common Units which will entitle them to approximately 75.0% of the economic interests in the combined businesses of Impax and Amneal. New Amneal will own an interest in Amneal of approximately 25.0% and will be its managing member. As a result, New Amneal will consolidate the financial results of Amneal and will report a non-controlling interest related to the Amneal Common Units held by the Existing Amneal Members in the consolidated financial statements. Upon Closing, the Amneal Common Units will become redeemable at the option of the holder for shares of Class A Common Stock or, in the case of the PIPE Investment, Class B-1 Common Stock on a one-for-one basis or, at New Amneal’s election, their per-share cash equivalent.

The non-controlling interest adjustments to the unaudited pro forma condensed combined balance sheet reflect the cumulative impact to New Amneal’s consolidated shareholders’ deficit as a result of non-controlling interests holding approximately 75.0% of the ownership rights of Amneal, as well as the corresponding impact to net loss attributable to non-controlling interests on the unaudited pro forma condensed combined statements of operations. As a result of the PIPE Investment, the voting and economic interest of approximately 75.0% held by Existing Amneal Members immediately upon Closing, will be reduced by approximately 15.0%. As such, the overall interest percentage held by non-controlling interest holders upon the consummation of the Combination and PIPE Investment will be approximately 60.0%. Refer to “Note 8. PIPE Investment Related Pro Forma Adjustments” for information regarding the impact of the PIPE Investment on non-controlling interests. All non-controlling interest adjustments have been calculated on a pre-tax basis due to the fact that all tax attributes reflected in the unaudited pro forma condensed combined financial statements represent New Amneal’s proportionate ownership share in assets held directly by Amneal. Accordingly, income taxes associated with assets held directly by Amneal are only reflected in the consolidated financial statements of New Amneal to the extent of its 25% ownership interest in Amneal.

8. PIPE INVESTMENT RELATED PRO FORMA ADJUSTMENTS

The unaudited pro forma condensed combined financial statements reflect the following adjustments related to the PIPE Investment:

(a)	New Amneal will be subject to U.S. federal and state income taxes and will file consolidated income tax returns for U.S. federal and certain state jurisdictions. These adjustments reflect the recognition of additional deferred taxes in connection the Transactions related to historical temporary differences in the book basis as compared to the tax basis of assets held directly by Amneal that are now allocable to New Amneal, as well as the impact of the Transactions on New Amneal’s tax attributes.

In addition, New Amneal is a party to the Tax Receivable Agreement pursuant to which, New Amneal is required to pay to the Existing Amneal Members 85% of the applicable cash savings, if any, in U.S. federal and state income tax that are realized in certain circumstances as a result of certain tax attributes of their Amneal Common Units sold to New Amneal and that are created as a result of (i) the redemptions of their Amneal Common Units, and (ii) tax benefits attributable to payments made under this Tax Receivable Agreement. See “Ancillary Agreements Related to the Combination—Tax Receivable Agreement.”

The net deferred tax asset adjustment of $457.5 million, resulting from the PIPE Investment, and the $388.9 million adjustment to recognize the liability related to the Tax Receivable Agreement are assuming: (1) only the Redemption associated with the PIPE Investment, (2) a share price equal to $18.25 per share, (3) an estimated 37.1% effective tax rate, (4) no material changes in tax law, (5) the ability to utilize tax attributes, and (6) future Tax Receivable Agreement and exchange agreement payments.

The net impact of the adjustments to net deferred taxes and the liability for the Tax Receivable Agreement have been recorded as an increase to additional paid in capital, as these adjustments arise from equity transactions of New Amneal. Additionally, because the amounts under the Tax Receivable Agreement are the sole obligation of New Amneal, no amount is allocated to non-controlling interests.

We anticipate that we will account for the income tax effects resulting from future taxable redemptions of Amneal Common Units by Existing Amneal Members for shares of Class A Common Stock or, in the case of the PIPE Investment, Class B-1 Common Stock or cash by recognizing an increase in deferred tax assets, based on the enacted tax rates at the date of each exchange. Further, management will evaluate the likelihood that New Amneal will realize the benefit represented by the deferred tax asset, and, to the extent it is estimated that it is more likely than not that New Amneal will not realize the benefit, the carrying amount of the deferred tax asset will be reduced by a valuation allowance.

(b)	Adjustment to record an $0.5 million increase in par value of issued and outstanding Class A Common Stock and Class B-1 Common Stock, along with a corresponding decrease in par value of issued and outstanding Class B Common Stock, as a result of the cancellation of the number of shares of Class B Common Stock delivered to New Amneal by Existing Amneal Members as part of the Redemption.

(c)

Represents the impact of the PIPE Investment on non-controlling interest and net loss allocable to non-controlling interest. The percentage of non-controlling interest is expected to decrease from 75.0% to approximately 60.0% as a result of the Redemption. All non-controlling interest adjustments have been calculated on a pre-tax basis due to the fact that all tax attributes reflected in the unaudited pro forma condensed combined financial statements represent New Amneal’s proportionate ownership share of Amneal. Accordingly, income taxes associated with assets held directly by Amneal are only reflected in the financial statements of New Amneal to the extent of its 40% membership interest in Amneal.

(d)	Represents an adjustment of $12.9 million as of September 30, 2017 to the unaudited pro forma condensed combined balance sheet and corresponding adjustments to the unaudited pro forma condensed combined statements of operations of a $9.2 million increase and a $7.9 million decrease for the nine months ended September 30, 2017 and year ended December 31, 2016, respectively. The adjustments record the additional 15% of historical taxes associated with assets held directly by Amneal that will be allocable to New Amneal due to the increase in their ownership interest of Amneal to approximately 40.0% as a result of the Redemption and PIPE Investment.

(e)	Adjustment to record cash paid for transaction costs expected to be incurred as a result of the PIPE Investment. These fees are recorded against accumulated deficit solely for the purposes of this presentation. As there is no continuing impact of these transaction costs on New Amneal’s results, the fees are not included in the unaudited pro forma condensed combined statements of operations.

9. NEW AMNEAL EARNINGS PER SHARE INFORMATION

The unaudited pro forma combined basic and diluted earnings per share (“EPS”) for the nine months ended September 30, 2017 and the year ended December 31, 2016 are based on pro forma net loss reflecting the adjustments discussed above divided by the basic and diluted weighted-average number of common shares outstanding. New Amneal will have three classes of issued and outstanding common stock; Class A Common Stock, Class B-1 Common Stock and Class B Common Stock. Holders of Class A Common Stock and holders of Class B-1 Common Stock have substantially identical economic rights, including rights with respect to any declared dividends or distributions of cash or property, and the right to receive proceeds on liquidation or dissolution of the New Amneal after payment of outstanding indebtedness. The two classes have different voting rights for matters submitted to a vote of stockholders, with each holders of Class A Common Stock entitled to one vote per share while holders of Class B-1 Common Stock are not entitled to any voting rights. Holders of Class B Common Stock are not entitled to receive any dividends or distributions, but are entitled to one vote per share. At any time at the option of the holder, the shares of Class B-1 Common Stock are convertible into, and the Amneal Common Units underlying shares of Class B Common Stock are redeemable (with the accompanying cancellation of such shares of Class B Common Stock) for, shares of Class A Common Stock on a share-for-share basis. New Amneal has the option to require the holders of Class B-1 Common Stock to convert their shares into Class A Common Stock upon the earlier of one year from the date of Closing or when the holders of Class B-1 Common Stock appoint a director to the board of directors. In addition, shares of Class B-1 Common Stock will be automatically converted into a like number of shares of Class A Common Stock upon transfer to any person or entity who is not a permitted transferee.

The two class method has been utilized for calculating unaudited pro forma basic EPS due to the fact that both the Class A Common Stock and Class B-1 Common Stock are considered participating securities under ASC 260—Earnings Per Share. The shares of Class B common stock have no rights to dividends or distributions, whether in cash or stock, and therefore are not deemed to be participating securities and are excluded from the unaudited pro forma basic EPS calculation. As the economic rights of both the Class A Common Stock and the Class B-1 Common Stock are identical, the unaudited pro forma combined basic EPS for Class A Common Stock and Class B-1 Common Stock is the same and is calculated based on the number of shares of Class A Common Stock and Class B-1 Common Stock that will be issued and outstanding following the close of the Transactions and PIPE Investment. These shares represent the shares of Class A Common Stock exchanged for the outstanding Impax Shares, and shares of Class A Common Stock and Class B-1 Common Stock issued in connection with the PIPE Investment.

The unaudited pro forma diluted EPS calculation should give effect to all potentially dilutive shares following the close of the Transactions & PIPE Investment, including: (i) shares issuable pursuant to outstanding stock options, based on the application of the treasury stock method, (ii) outstanding Class B Common Stock which will be cancelled upon the redemptions of Amneal Common Units, on a share-for-share basis of such redeemed Amneal Common Units for such number of Class A Common Stock, based on the application of the as-if converted method, and (iii) outstanding Class B-1 Common Stock that is convertible into Class A Common Stock on a share-for-share basis, based on the application of the as-if converted method. The conversion of Class B-1 Common Stock to Class A Common Stock results in the exchange of all shares of Class B-1 Common Stock outstanding, and therefore the two class method is not required for unaudited pro forma combined diluted EPS. Similarly, the redemption of all outstanding Amneal Common Units held by Existing Amneal Members for Class A Common Stock results in the cancellation of all shares of Class B Common Stock outstanding. Upon the completion of such redemptions, there will be no Amneal Common Units held by outside investors, resulting in the reduction of the non-controlling interest to 0%. As such, the pro forma net loss attributable to non-controlling interests should be added back to the numerator for purposes of calculating unaudited pro forma diluted EPS as if the redemptions and cancellation of the Class B common shares had occurred at the beginning of the period.

The shares issuable pursuant to outstanding stock options, the redemption of the Amneal Common Units held by Existing Amneal Members for shares of Class A Common Stock and the add back of the net loss attributable to non-controlling interests have been excluded from the calculation of unaudited pro forma diluted EPS for the nine months ended September 30, 2017 because the effect would have been anti-dilutive.

The unaudited pro forma basic and diluted EPS are calculated as follows:

(in thousands except share and per share data)	Nine months ended September 30, 2017	Year ended December 31, 2016
Pro Forma Basic EPS
Pro forma net loss attributable to New Amneal	$(46,531)	$(154,313)
Pro forma basic weighted-average common stock outstanding(1)	120,376,060	120,376,060

Pro forma basic EPS	$(0.39)	$(1.28)

Pro Forma Diluted EPS
Pro forma net loss attributable to New Amneal	$(46,531)	$(154,313)
Pro forma net loss attributable to non-controlling interests	—	(256,632)

Pro forma net loss	(46,531)	(410,945)

Pro forma basic weighted-average common shares outstanding(1)	120,376,060	120,376,060
Pro forma dilutive effect of the redemptions of Amneal Common Units	—	179,822,130
Pro forma dilutive effect of New Amneal stock options	—	835,189

Pro forma diluted weighted-average common shares outstanding	120,376,060	301,033,378

Pro forma diluted EPS	$(0.39)	$(1.37)

(1)	Represents the number of shares of Class A Common Stock and Class B-1 Common Stock that will be issued and outstanding following the close of the Transactions and PIPE Investment.

THE BUSINESS COMBINATION AGREEMENT

The following describes certain aspects of the Combination, including certain material provisions of the BCA. The following description of the BCA is subject to, and qualified in its entirety by reference to, the BCA, which is attached to this combined proxy statement/prospectus as Annex A and is incorporated by reference into this combined proxy statement/prospectus. We urge you to read the BCA carefully and in its entirety, as it is the legal document governing the Combination.

Explanatory Note Regarding the Business Combination Agreement

The BCA and this summary are included to provide you with information regarding the terms of the BCA. Factual disclosures about Impax and Amneal contained in this combined proxy statement/prospectus or in the public reports of Impax filed with the SEC may supplement, update or modify the factual disclosures about Impax or Amneal contained in the BCA. The BCA contains representations and warranties by Impax, on the one hand, and by Amneal, on the other hand. The representations, warranties and covenants made in the BCA by Impax and Amneal were qualified and subject to important limitations agreed to by Impax and Amneal in connection with negotiating the terms of the BCA. In particular, in your review of the representations and warranties contained in the BCA and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the BCA may have the right not to consummate the Combination if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the BCA, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and some were qualified by the matters contained in the confidential disclosure letters that Impax and Amneal each delivered in connection with the BCA and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this combined proxy statement/prospectus, may have changed since the date of the BCA.

For the foregoing reasons, the representations and warranties or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of Impax or Amneal or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this combined proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 259. Impax will provide additional disclosures in its public reports to the extent it is aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the BCA and will update such disclosure as required by federal securities laws.

Surrender and Payment; Lost Certificates

Surrender and Payment

The conversion of Impax Shares into the right to receive Class A Common Stock will occur automatically promptly following the Impax Merger Effective Time. At or immediately following the Impax Merger Effective Time, New Amneal will deposit or will cause to be deposited with AST Financial (the “Exchange Agent”), the aggregate number of shares of Class A Common Stock to be exchanged for certificates formerly representing Impax Shares and for Impax Shares in book entry form outstanding immediately prior to the Impax Merger Effective Time (other than Cancelled Shares) and the Exchange Agent will deliver such shares of Class A Common Stock to the holders of such Impax Shares, in accordance with the BCA.

Promptly following the Impax Merger Effective Time, New Amneal will send or will cause the Exchange Agent to send a letter of transmittal to each person who was a record owner of Impax Shares, which were converted into the right to receive the Merger Consideration at the Impax Merger Effective Time. This mailing will contain instructions on how to surrender certificates formerly representing Impax Shares or Impax Shares in book entry form in exchange for the Merger Consideration.

Until each certificate representing Impax Shares or Impax Shares in book entry form is surrendered, such certificate or book entry share will be deemed at any time after the Impax Merger Effective Time to represent only the right to receive the Merger Consideration upon such surrender of such certificate or book entry share.

Holders of stock certificates representing Impax Shares should not send in their Impax stock certificates until they receive a letter of transmittal with instructions for the surrender of Impax stock certificates.

No Further Ownership Rights in Impax Shares; Transfer Books

At the Impax Merger Effective Time, the stock transfer books of Impax will be closed and there will be no further registrations of transfers of any Impax Shares. Certificates formerly representing Impax Shares as of immediately prior to the Impax Merger Effective Time presented to the surviving company after the Impax Merger Effective Time will be cancelled and exchanged for the Merger Consideration payable in respect of such certificates.

Termination of Exchange Fund

Any New Amneal Shares remaining with the Exchange Agent that remain unclaimed by holders of Impax Shares for one year after the Closing Date will be returned to New Amneal upon demand. Thereafter, a holder of Impax Shares must look only to New Amneal for payment of the Merger Consideration to which such holder is entitled under the terms of the BCA. Neither New Amneal nor the Exchange Agent will be liable for any Merger Consideration delivered to a public official pursuant to applicable abandoned property, escheat or similar law, to any person previously entitled thereto.

Lost Stock Certificates

If a certificate formerly representing Impax Shares as of immediately prior to the Impax Merger Effective Time has been lost, stolen or destroyed, the Exchange Agent will issue the Merger Consideration payable in respect thereof upon receipt of an affidavit made by the holder thereof as to that loss, theft or destruction, and, if required by New Amneal or the Exchange Agent in its reasonable discretion, the delivery of a customary indemnity against any claim that may be made against New Amneal, Impax or the Exchange Agent with respect to the certificate alleged to have been lost, stolen or destroyed.

Treatment of Impax Equity Incentive Awards

At the Impax Merger Effective Time, outstanding equity awards (other than Non-Vesting Awards as described in the following paragraph) will be treated as follows:

•	Each option to purchase Impax Shares (an “Impax Option”) will fully vest (to the extent not otherwise vested) and be exchanged for a fully vested and exercisable option to purchase an equal number of shares of Class A Common Stock. This replacement option will have the same exercise price per share as the Impax Option and will otherwise remain subject the same terms and conditions as the original Impax Option. Each exchanged option will remain outstanding and exercisable following the Impax Merger Effective Time until the exercise or expiration of such option in accordance with its terms.

•	Each restricted share of Impax common stock (an “Impax Restricted Share”) will fully vest and be exchanged (subject to any required tax withholding in connection with the vesting of such Impax Restricted Share) for one unrestricted share of Class A Common Stock.

After the date of the BCA, Impax may, subject to Amneal’s prior written consent under certain circumstances, grant equity awards to its employees and other service providers (including its non-employee directors). It is anticipated that all such equity awards will be granted in the form of time-based and/or performance-vested restricted shares and time-based options. The terms of certain awards (each of which we refer to as a “Non-Vesting Award”) may provide that such award will not vest at the Impax Merger Effective Time or in connection with the Combination. At the Impax Merger Effective Time, each such Non-Vesting Award will be exchanged for an equity award with respect to a number of shares of Class A Common Stock equal to the number of Impax Shares subject to such Non-Vesting Award immediately prior to Closing. Each such replacement equity award will continue to be subject to the same terms and conditions (including vesting terms and conditions) as the original Non-Vesting Award. All Impax equity awards held by non-employee directors will vest at the Impax Merger Effective Time as described in the first bullet point above.

At the Impax Merger Effective Time, Holdco will assume all the obligations of Impax under the Impax stock plans as well as each exchanged equity award of Impax and the agreements evidencing the grants thereof.

Treatment of Impax Employee Stock Purchase Plan

The Impax Board had previously determined that Impax’s 2001 Employee Stock Purchase Plan, as amended (the “Impax ESPP”) will terminate effective December 31, 2017. The BCA provides that:

•	all purchase periods under the Impax ESPP will terminate and each participant will be deemed to have elected to purchase the number of shares of Impax common stock calculated in accordance with the terms of the Impax ESPP upon the earliest to occur of (i) December 31, 2017, (ii) the day that is four (4) complete trading days prior to the Impax Merger Effective Time or (iii) the date on which such purchase period(s) would otherwise end;

•	no Impax ESPP participant will be permitted to make separate non-payroll contributions to the Impax ESPP on or following the date of the BCA (except as required by applicable law); and

•	the Impax ESPP will terminate no later than immediately prior to the earliest to occur of (i) December 31, 2017 and (ii) the Impax Merger Effective Time.

Representations and Warranties

The BCA contains customary representations and warranties made by each of Impax, on the one hand, and Amneal on the other hand, regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the Combination. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the effective time of the Combination. These representations and warranties have been made solely for the benefit of the other parties to the BCA. Impax, on the one hand, and Amneal, on the other hand, has made representations and warranties to the other in the BCA with respect to the following subject matters:

•	organization, good standing and qualification to conduct business;

•	capital structure;

•	power and authorization to enter into and carry out the obligations under the BCA and the enforceability of the BCA and absence of any conflict or violation of organizational documents, third-party agreements or laws or regulations as a result of entering into and consummating the obligations under the BCA;

•	valid issuance of equity interests to be issued in the Combination;

•	governmental and regulatory approvals required to complete the Combination;

•	subsidiaries;

•	financial statements;

•	accuracy of the information supplied for inclusion in this combined proxy statement/prospectus;

•	absence of undisclosed liabilities;

•	absence of material adverse effect on such party since January 1, 2017;

•	material contracts;

•	compliance with laws and Federal Drug Administration regulatory matters;

•	litigation or outstanding judgments or orders;

•	employee benefit plans;

•	tax matters;

•	intellectual property matters;

•	labor matters;

•	brokers;

•	requisite approvals;

•	title to real properties;

•	environmental matters;

•	insurance;

•	compliance with anti-bribery, anti-corruption and anti-money laundering laws; and

•	related party transactions.

Impax has made additional representations and warranties to Amneal in the BCA with respect to the following subject matters:

•	applicability of takeover statutes;

•	no stockholder rights plans;

•	formation of Holdco;

•	requisite public filings pertaining to the Combination, including, but not limited to, SEC filings, internal controls and disclosure controls and procedures;

•	requisite Impax Stockholder approval;

•	compliance with the Sarbanes-Oxley Act of 2002; and

•	the opinion of Impax’s financial advisor.

Amneal has made additional representations and warranties to Impax in the BCA with respect to the following subject matter:

•	financing to be obtained in connection with the Combination.

Definition of a Material Adverse Effect

Some of the representations and warranties, covenants and closing conditions contained in the BCA are qualified by a “material” or “material adverse effect” standard. For purposes of the BCA, a “material adverse effect” with respect to Impax means any change, effect, event, circumstance, occurrence or state of facts that

(a) is materially adverse to the business, condition (financial or otherwise), assets or results of operations of Impax and its subsidiaries (taken as a whole), or (b) prevents or materially impairs or materially delays the ability of Impax and its subsidiaries, as applicable, to consummate the Combination (an “Impax Material Adverse Effect”); provided, that no change, effect, event, circumstance, occurrence or state of facts relating to the following will constitute an Impax Material Adverse Effect:

•	the announcement, pendency or anticipated consummation of the Combination;

•	any failure, in and of itself, by Impax to meet any analyst projections or any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics before, on or after the date of the BCA (provided, that the underlying factors contributing to such failure will not be excluded unless such underlying factors would otherwise be excluded from the definition of Impax Material Adverse Effect);

•	changes in the trading price or volume of the Impax Shares (provided, that the underlying factors contributing to such change will not be excluded unless such underlying factors would otherwise be excluded from the definition of Impax Material Adverse Effect);

•	actions taken by Impax and its subsidiaries as expressly required by the BCA; and

•	solely for the purposes of determining satisfaction of the Closing condition relating to the accuracy of Impax’s representations and warranties, any matter expressly disclosed in the confidential disclosure letter that Impax delivered to Amneal in connection with the BCA (the “Impax Disclosure Letter”) or documents filed with the SEC prior to the date of the BCA and excluding disclosures under the sections entitled “Risk Factors” or “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 27 and 26, respectively, and any other similar disclosures contained or referenced therein.

In addition, no change, effect, event, circumstance, occurrence or state of facts relating to the following will constitute an Impax Material Adverse Effect, unless it disproportionately adversely affects Impax compared to other companies operating in the same industry:

•	changes in general economic conditions or the credit, financial or capital markets, including changes in interest or exchange rates;

•	changes in general conditions in any industry in which Impax or any of its subsidiaries operates or participates;

•	changes in general regulatory or political conditions after the date of the BCA;

•	changes in GAAP or applicable law or the interpretation thereof after the date of the BCA;

•	any natural or man-made disaster; or

•	any pandemic, act of terrorism, sabotage, military action or war, or any escalation or worsening thereof.

For purposes of the BCA, a “material adverse effect” with respect to Amneal means any change, effect, event, circumstance, occurrence or state of facts that (a) is materially adverse to the business, condition (financial or otherwise), assets or results of operations of Amneal and its subsidiaries (taken as a whole), or (b) prevents or materially impairs or materially delays the ability of Amneal and its subsidiaries, as applicable, to consummate the Combination (an “Amneal Material Adverse Effect”); provided, that no change, effect, event, circumstance, occurrence or state of facts relating to the following will constitute an Amneal Material Adverse Effect:

•	the announcement, pendency or anticipated consummation of the Combination;

•	any failure, in and of itself, by Amneal to meet any analyst projections or any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics before, on or after the date of the BCA (provided, that the underlying factors contributing to such failure will not be excluded unless such underlying factors would otherwise be excepted from the definition of Amneal Material Adverse Effect);

•	actions taken by Amneal and its subsidiaries as expressly required by the BCA;

•	solely for the purposes of determining satisfaction of the Closing condition relating to the accuracy of Amneal’s representations and warranties, any matter expressly disclosed in the confidential disclosure letter that Amneal delivered to Impax in connection with the BCA (the “Amneal Disclosure Letter”).

In addition, no change, effect, event, circumstance, occurrence or state of facts relating to the following will constitute an Amneal Material Adverse Effect, except when it disproportionately adversely affects Amneal compared to other companies operating in the industry in which Amneal operates:

•	changes in general economic conditions or the credit, financial or capital markets, including changes in interest or exchange rates;

•	changes in general conditions in any industry in which Amneal or any of its subsidiaries operates or participates;

•	changes in general regulatory or political conditions after the date of the BCA;

•	changes in GAAP or applicable law or the interpretation thereof after the date of the BCA;

•	any natural or man-made disaster; and

•	any pandemic, act of terrorism, sabotage, military action or war, or any escalation or worsening thereof.

Operations of Impax and Amneal Pre-Closing

Conduct of Impax’s Business

Unless Amneal otherwise consents (which consent may not be unreasonably withheld) in writing or except as expressly required or permitted pursuant to the BCA, Impax has agreed that until Closing or an earlier termination of the BCA:

•	the business of Impax and its subsidiaries will be conducted only in the ordinary course of business and Impax and its subsidiaries will use their commercially reasonable efforts to preserve intact their business organizations, keep available the services of their current key officers, employees and consultants, and preserve relationships with material customers, suppliers, licensors, licensees, distributors and others having business dealings with Impax; and

•	except (i) with the prior written consent of Amneal, (ii) as previously disclosed to Amneal in Impax’s confidential disclosure letter, (iii) as contemplated by the BCA or (iv) as required by applicable law, or the requirements of any applicable securities exchange, Impax will not, and will not permit any of its subsidiaries to:

•	except for dispositions of shares of capital stock in connection with any net-case exercise of any Impax option or to satisfy withholding tax obligations in respect of any Impax option or Impax restricted share, and any forfeitures or repurchases of unvested restricted shares or other shares of capital stock as may have been issued pursuant to or granted as awards under the Impax stock plans, (a) declare, set aside or pay any dividend or other distribution payable in cash, capital stock, property or otherwise, with respect of its capital stock, (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (c) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

•

issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any

“phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units (other than the issuance of Impax Shares upon the exercise of Impax options outstanding on October 17, 2017 or granted in accordance with the terms of the BCA, in each case in accordance with their terms);

•	amend the Impax Charter (including by merger, consolidation or otherwise) or the Impax Bylaws or the comparable charter or organizational documents of any of its subsidiaries or adopt a shareholders’ rights plan or similar plan, or enter into any agreement with respect to the voting of its capital stock;

•	except for inventory and supplies purchased in the ordinary course of business and permitted capital expenditures (a) acquire in any manner, any division, business or equity interest of any person or (b) acquire material assets (as distinguished from services) in an individual transaction, in either case for an aggregate purchase price in excess of $25,000,000 (not including contingent or milestone consideration payable upon the occurrence of future events);

•	except in the ordinary course of business, sell, lease, license, mortgage, sell and leaseback, abandon or otherwise encumber or subject to any lien or otherwise dispose of any material assets to a third party for a purchase price in an individual transaction in excess of $10,000,000 per calendar year;

•	fund any capital expenditure that would exceed the amount budgeted for that year by more than $8,000,000; except for any capital expenditures as may be incurred (a) with the proceeds (or in reasonable expectation of the proceeds) of any applicable insurance policy of Impax or any of its subsidiaries or (b) in connection with the making of repairs, replacements of assets or for other similar purposes necessary to allow for the continued operation of the business of Impax and/or any of its subsidiaries in the ordinary course of business;

•	(a) repurchase, prepay or refinance any indebtedness in an amount greater than $3,500,000 in the aggregate per calendar year, except as required by the terms of such indebtedness; (b) incur any indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Impax or any of its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, in each case in an amount greater than $3,500,000 per calendar year; (c) make any loans, advances or capital contributions to, or investments in, any other person; or (d) enter into, amend or otherwise modify, renew or terminate any contract in respect of any of the foregoing, except for (i) any loans, advances, capital contributions or investments that are required to be made by Impax or any of its subsidiaries pursuant to the terms of any contract to which Impax or any of its subsidiaries is a party as of the date of the BCA; (ii) borrowings under Impax’s existing revolving credit facilities in the ordinary course of business or to the extent required by any contract to which Impax or any of its subsidiaries is a party as of the date of the BCA; (iii) borrowings in connection with permitted acquisitions; and (iv) any arrangements solely among Impax and/or its subsidiaries:

•	commence or re-commence the manufacture, marketing, promotion, sale, offer for sale or other commercialization, shipment, import, export or distribution (“Commercialization”) of any product that is the subject of any litigation proceeding alleging infringement of any third-party patent, until the earlier of (a) the dismissal of such litigation proceeding in connection with the settlement thereof, provided that such Commercialization of such product is permitted by the terms of such settlement, and provided that such settlement has been entered into in compliance with the BCA, or (b) the entering of a favorable, final court judgment from which no appeal has been or can be taken (other than a petition to the Supreme Court for a writ of certiorari) of the invalidity, unenforceability, or non-infringement of all asserted claims of such patent or of the failure to timely bring suit with respect to all such allegations of infringement (in each case, excluding patents relating to such product with respect to which a third-party plaintiff failed to bring suit in such litigation proceeding);

•	except in the ordinary course of business (which includes settlements relating to patent litigation), settle or compromise any litigation proceeding, audit, or investigation against Impax or its subsidiaries where the amount paid exceeds $250,000 individually for employment-related matters or $2,000,000 individually for all other matters or requires the imposition of equitable relief on, or the admission of wrongdoing by, Impax;

•	except in the ordinary course of business, enter into, terminate or affirmatively determine not to renew, or modify, waive or release any material provision, rights or claims under any material contract or lease;

•	enter into, modify, amend or terminate (including by exercising any buyout, termination or similar right under) any contract with affiliates of Impax (other than its wholly owned subsidiaries) except for purchases of goods or services in the ordinary course of business on arms-length terms,

•	(a) make, grant or promise any change in any compensation or benefits or other change in employment terms for any employee, officer or director or individual consultant except in the ordinary course of business, which, in the aggregate, result in an increase of no greater than 4% of the budgeted compensation costs for such period (including bonus amounts in respect of Impax’s 2017 fiscal year), (b) enter into or amend any employment, change of control, retention, severance or similar agreement, or grant or modify any severance or termination pay, except in the ordinary course of business for employees or individual consultants whose base compensation is or will be less than $200,000, (c) accelerate the vesting or payment of any compensation or benefit under any benefit plan, except as contemplated by the BCA, (d) hire or promote any individual consultant or employee except (i) in the ordinary course of business, (ii) whose annual base compensation is or will be less than $200,000, (iii) to fill any open position that is unfilled as of the date of the BCA or becomes as a result of an employee’s termination of employment or resignation, or (iv) whose hiring or promotion is approved in writing by Amneal (such approval not to be unreasonably withheld, conditioned or delayed), (e) increase the funding obligation or contribution rate of any Impax benefits plan, other than in the ordinary course of business, (f) award or promise to award any equity or equity-based awards, or (g) establish, amend or terminate any Impax benefit plan, or materially change the level of health, dental and visions benefits as compared to health, dental and vision benefits provided on the date of the BCA, except to the extent such changes (1) do not materially increase the total annualized cost of Impax benefit plans and (2) do not materially interfere with integration of the Impax benefit plans and Amneal benefit plans to occur after the Closing, in each case of (a) through (g), other than as required by applicable law or pursuant to any Impax benefit plan as in effect on the date of the BCA;

•	modify in any material respect, adopt or enter into any collective bargaining agreement or other labor union contract applicable to the employees of Impax or its subsidiaries;

•	fail to use reasonable efforts to maintain its material insurance policies or comparable replacement policies;

•	change its fiscal year, revalue its material assets or make any material changes in its accounting methods other than as required by GAAP or applicable law; make, change or rescind any material tax election; settle or compromise any material tax liability; enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement or closing agreement relating to material tax other than in the ordinary course of business where no principal purpose is related to taxes; surrender any right to claim a material tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment.

•	terminate, suspend, abrogate, amend or modify in any material respect any permits in a manner that would materially impair the operation of the business of Impax or any of its subsidiaries;

•	authorize, commit, propose or agree to take any of the foregoing actions prohibited by the BCA.

Conduct of Amneal’s Business

Unless Impax otherwise consents (which consent may not be unreasonably withheld) in writing or except as expressly required or permitted pursuant to the BCA, Amneal has agreed until Closing or an earlier termination of the BCA:

•	the business of Amneal and its subsidiaries will be conducted in the ordinary course and Amneal and its subsidiaries will use their commercially reasonable efforts to preserve intact their business organizations, keep available the services of their current key officers, employees and consultants, and preserve relationships with material customers, suppliers, licensors, licensees, distributors and others having business dealings with Amneal; and

•	except (i) with the prior written consent of Impax, (ii) as previously disclosed to Impax in Amneal’s confidential disclosure letter, (iii) as contemplated by the BCA or (iv) as required by applicable law or the requirements of any applicable securities exchange, Amneal will not, and will not permit any of its subsidiaries to:

•	(a) declare, set aside or pay any dividend or other distribution payable in cash, capital stock, property or otherwise, with respect of its capital stock; (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or (c) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

•	issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units (including any Amneal equity awards or interests or rights that would be Amneal equity awards if outstanding as of the date of the BCA);

•	amend the Amneal operating agreement or enter into any agreement with respect to the voting of its membership interests;

•	except for inventory and supplies purchased in the ordinary course of business and permitted capital expenditures (a) acquire in any manner, any division, business or equity interest of any person or (b) acquire material assets (as distinguished from services) in an individual transaction, in either case for an aggregate purchase price in excess of $25,000,000 (not including contingent or milestone consideration payable upon the occurrence of future events);

•	except in the ordinary course of business, sell, lease, license, mortgage, sell and leaseback, abandon or otherwise encumber or subject to any lien or otherwise dispose of any material assets to a third party for a purchase price in an individual transaction in excess of $25,000,000 per calendar year;

•	fund any capital expenditure in any calendar year that would exceed the amount budgeted for that year by more than $20,000,000 except for any capital expenditures as may be incurred (a) with the proceeds (or in reasonable expectation of the proceeds) of any applicable insurance policy of Impax or any of its subsidiaries or (b) in connection with the making of repairs, replacements of assets or for other similar purposes necessary to allow for the continued operation of the business of Impax and/or any of its subsidiaries in the ordinary course of business;

•

(a) repurchase, prepay or refinance any indebtedness in an amount greater than $5,000,000 in the aggregate per calendar year, except as required by the terms of such indebtedness; (b) incur any indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Impax or any of its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, in each case in an amount greater than $5,000,000 per calendar year; (c) make any loans, advances or capital contributions to, or investments in, any other person; or (d) enter into, amend or otherwise modify, renew or terminate any contract in respect of any of the foregoing except for (i) any loans, advances, capital contributions or investments that are required to be made by Impax or any of its subsidiaries pursuant to the terms of any contract to which Impax or any of its subsidiaries is a party as of the date of the BCA; (ii) borrowings under Impax’s existing revolving credit facilities in the ordinary course of business or to the extent required by any contract to which Impax or any of its subsidiaries is a party as of the date of the BCA; (iii) borrowings in connection with permitted acquisitions; and (iv) any arrangements solely among Impax and/or its subsidiaries;

•	commence or re-commence the Commercialization of any product that is the subject of any litigation proceeding alleging infringement of any third-party patent, until the earlier of (a) the dismissal of such litigation proceeding in connection with the settlement thereof, provided that such Commercialization of such product is permitted by the terms of such settlement, and provided that such settlement has been entered into in compliance with the BCA, or (b) the entering of a favorable, final court judgment from which no appeal has been or can be taken (other than a petition to the Supreme Court for a writ of certiorari) of the invalidity, unenforceability, or non-infringement of all asserted claims of such patent or of the failure to timely bring suit with respect to all such allegations of infringement (in each case, excluding patents relating to such product with respect to which a third-party plaintiff failed to bring suit in such litigation proceeding);

•	except in the ordinary course of business (including settlements relating to patent litigation), settle or compromise any litigation proceeding, audit, or investigation against Impax or its subsidiaries where the amount paid exceeds $250,000 individually for employment-related matters or $2,000,000 individually for all other matters or requires the imposition of equitable relief on, or the admission of wrongdoing by, Amneal;

•	except in the ordinary course of business, enter into, terminate or affirmatively determine not to renew, or modify, waive or release any material provision, rights or claims under any material contract or lease;

•	enter into, modify, amend or terminate (including by exercising any buyout, termination or similar right under) any contract with affiliates of Amneal (other than its wholly owned subsidiaries) except for purchases of goods or services in the ordinary course of business on arms-length terms;

•

(a) make, grant or promise any change in any compensation or benefits or other change in employment terms for any employee, officer or director or individual consultant except (1) in connection with Amneal’s annual review process for service provider compensation and benefits or (2) in the ordinary course of business, which, in the aggregate, result in an increase of no greater than 4% of the budgeted compensation costs for such period, (b) enter into or amend any employment, change of control, retention, severance or similar agreement, or grant or modify any severance or termination pay, except in the ordinary course of business for employees or individual consultants whose base compensation is or will be less than $200,000, (c) accelerate the vesting or payment of any compensation or benefit under any benefit plan, except as contemplated by the BCA, (d) hire or promote any individual consultant or employee except (i) in the ordinary course of business, (ii) whose annual base compensation is or will be less than $200,000, (iii) to fill any open position that is unfilled as of the date of the BCA or becomes as a result of an employee’s termination of employment or resignation, or (iv) whose hiring or promotion is approved in writing by Impax (such approval not to be unreasonably withheld, conditioned or delayed), (e) increase the funding obligation or contribution rate of any Amneal benefit plan, other than in the ordinary course of business, (f) award or promise to award any equity or equity-based awards, or (g) establish, amend or terminate any Amneal benefit plan, or materially change the level of health, dental and visions benefits as compared to health, dental and vision benefits provided on the date of the BCA, except to the extent such changes (i) arise in the ordinary course of business in connection with Amneal’s annual review process for service provider compensation and benefits or (ii) (1)do not materially increase the total annualized cost of Amneal benefit plans and (2) do not materially interfere with integration of the Amneal benefit plans and Impax benefit plans to occur after the Closing, in each case of (a) through (g), other than as required by applicable law or pursuant to any Amneal benefit plan as in effect on the date of the BCA;

•	modify in any material respect, adopt or enter into any collective bargaining agreement or other labor union contract applicable to the employees of Amneal or its subsidiaries;

•	fail to use reasonable efforts to maintain its material insurance policies or comparable replacement policies;

•	change its fiscal year, revalue its material assets or make any material changes in its accounting methods other than as required by GAAP or applicable law; make, change or rescind any material tax election; settle or compromise any material tax liability; enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement or closing agreement relating to material tax other than in the ordinary course of business where no principal purpose is related to taxes; surrender any right to claim a material tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

•	terminate, suspend, abrogate, amend or modify in any material respect any permits in a manner that would materially impair the operation of the business of Impax or any of its subsidiaries; or

•	authorize, commit, propose or agree to take any of the foregoing actions prohibited by the BCA.

Solicitation by Impax; Competing Proposals; Change of Recommendation

Except as permitted by the terms of the BCA, Impax, its subsidiaries and their respective representatives may not: (a) initiate, solicit or knowingly facilitate or encourage the submission of any inquiry, proposal, or offer regarding a Competing Proposal (as defined below); (b) furnish any information regarding Impax or any of its subsidiaries in connection with, for the purpose of encouraging or facilitating, or in response to a Competing Proposal; (c) participate in any discussions or negotiations with respect to a Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal; or (d) execute or enter into, or agree to enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or similar agreement relating to any Competing Proposal, except as described below.

If Impax receives a bona fide written Competing Proposal or notice thereof or any inquiry or request for information, discussions or negotiations from which it is apparent that such inquiry is being made in contemplation of a Competing Proposal, Impax must promptly (and in any event, within 24 hours) notify Amneal of the identity of the person making such Competing Proposal, providing such notice or making such inquiry or request and of the material terms and conditions of the Competing Proposal or the nature of the situation, and keep Amneal reasonably informed, on a reasonably current basis, of the status and terms of any such discussions or negotiations. Impax may correspond in writing with any person making a Competing Proposal solely to request clarification of the terms and conditions of the proposal in order to determine whether it would or would reasonably be expected to lead to a Superior Proposal (as defined below). Impax must deliver a copy of such correspondence to Amneal.

If, prior to obtaining Impax Stockholder approval of the Combination, Impax receives a bona fide written Competing Proposal that has not resulted from a breach of the non-solicitation provisions and the Impax Board determines in good faith (and after consulting with its outside financial advisors and legal counsel) that such proposal is or would reasonably be expected to lead to a Superior Proposal and that failure to consider such proposal further would be a breach of the Impax Board’s fiduciary duties, then, after entering into an acceptable confidentiality agreement with such person, Impax may:

•	furnish information about Impax and its subsidiaries to such person (provided, that (i) Impax must, as promptly as practicable (and in any event within 24 hours), give Amneal access to any material information Impax makes available to such person that has not already been made available to Amneal and (ii) Impax and its subsidiaries may not enter into any agreement with any person that prohibits Impax from providing to Amneal any such information); and

•	participate in discussions or negotiations with such person.

Impax may not terminate, waive, amend or modify any provision of, grant permission under, any “standstill,” confidentiality or non-disclosure agreement to which Impax is a party, and Impax must enforce the provisions of each such agreement, unless the Impax Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties (provided, that Impax must promptly advise Amneal that it is taking such action and the identity of the party with respect to which it is taking such action).

The Impax Board may not change its recommendation that the Impax Stockholders adopt the BCA or do any of the following: (a) authorize, approve, recommend or declare advisable, or publicly propose to authorize, approve, recommend or declare advisable, any competing proposal, (b) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, its recommendation in favor of the Combination, (c) fail to include its recommendation in the combined proxy statement/prospectus, (d) adopt, approve or recommend or otherwise declare advisable a competing proposal, or (e) submit any competing proposal or any matter related thereto to the vote of Impax Stockholders; or announce its intention, authorize, commit, resolve or agree to take any of the foregoing actions (each a “Change of Recommendation”).

However, prior to obtaining Impax Stockholder approval of the Combination, the Impax Board may make a Change of Recommendation in connection with a Superior Proposal or may cause Impax to enter into an agreement with respect to a Superior Proposal and terminate the agreement with Amneal, if:

•	Impax has not materially breached the non-solicitation provisions of the BCA;

•	A bona fide, written Competing Proposal is made to Impax and/or the Impax Stockholders;

•	The Impax Board determines in good faith, after consultation with its outside financial advisors and legal counsel, and after complying with Amneal’s matching rights (as outlined above), that such Competing Proposal constitutes a Superior Proposal; and

•	The Impax Board determines in good faith, after consulting with outside legal counsel that not taking action with respect to the Superior Proposal would violate its fiduciary duties.

Impax must provide Amneal with 96 hours’ written notice before taking action with respect to a Superior Proposal, which must include the identity of the person making the Superior Proposal, the material terms and conditions of the Superior Proposal, and, if applicable, the agreement in connection with such Superior Proposal. To the extent requested by Amneal, Impax must negotiate in good faith with Amneal for at least 96 hours (and an additional 72 hours for any amendments made to such Superior Proposal. Impax then must consider the full effect of any binding changes to the terms of the BCA that would result from any additional negotiations or amendments definitively and irrevocably agreed to by Amneal in writing, when determining, in good faith and after consultation with its financial advisor and outside legal counsel, whether the Competing Proposal would still constitute a Superior Proposal.

Prior to obtaining the Impax Stockholder approval of the Combination, the Impax Board may make a Change of Recommendation in light of an Intervening Event (as defined below) materially affecting the business, assets or operations of Amneal or Impax that was unknown to and not reasonably foreseeable by the Impax Board as of the date of the BCA, in which case the Impax Board must:

•	provide 96 hours’ prior written notice to Amneal, with a description of the Intervening Event;

•	negotiate in good faith with Amneal with respect to any changes to the terms of the BCA for at least 96 hours following delivery of the written notice; and

•	take into account any binding changes to the terms of the BCA agreed to by Amneal resulting from such negotiation when determining in good faith after consultation with outside legal counsel that failing to change its recommendation to stockholders would be inconsistent with the Impax Board’s fiduciary duties.

Notwithstanding any Change of Recommendation in connection with an Intervening Event, Impax must submit the BCA and the Combination to Impax Stockholders for their consideration and approval at the Special Meeting.

For purposes of the BCA,

•	“Competing Proposal” means any inquiry, proposal or offer made by any person or “group” (other than one including Amneal or any of its affiliates) for any: (i) acquisition of 20% or more of the consolidated assets of Impax and its subsidiaries or assets to which 20% or more of Impax’s consolidated revenues are attributable; (ii) acquisition of 20% or more of the outstanding Impax Shares; (iii) tender offer or exchange offer that if consummated would result in any person or “group” beneficially owning 20% or more of the outstanding Impax Shares; or (iv) any merger, business combination, joint venture or similar transaction pursuant to which any person or “group” would own (x) 20% or more of the outstanding Impax Shares or the surviving entity in a merger or (y) businesses or assets constituting 20% or more of the consolidated revenues, net income or total assets of Impax and its subsidiaries.

•	“Superior Proposal” means a written Competing Proposal that the Impax Board has determined, after consultation with its outside legal counsel and financial advisor, in its good faith judgment, taking into account the conditionality, expected timing and likelihood of consummation of the proposal, the BCA (including any changes or modifications to the BCA or the Ancillary Agreements (as described in the section entitled “Ancillary Agreements Related to the Combination” on page 206) or the Combination offered by Amneal and capable of acceptance) and all other factors the Impax Board determines in good faith to be relevant, (i) is reasonably likely to be consummated, (ii) the financing for which, if a cash transaction (in whole or in part), is then fully committed or is, in the judgment of the Impax Board, reasonably obtainable and (iii) if consummated, would result in a transaction more favorable to Impax Stockholders from a financial point of view than Combination; provided that references to 20% in the definition of Competing Proposal will be deemed to be 50%.

•	“Intervening Event” means an event, fact, circumstance, development or occurrence materially affecting the business, assets or operations of Amneal or Impax (other than any matter that relates to a Superior Proposal or one resulting from a material breach of the BCA by Amneal or Impax) that is unknown to, and not reasonably foreseeable by, the Impax Board as of the date of the BCA (or if known, the magnitude or material consequences of which were not known, understood or reasonably foreseeable by the Impax Board as of the date of the BCA), which event, fact, circumstance, development, occurrence, magnitude or material consequence becomes known to or by the Impax Board prior to the date of the Special Meeting.

Impax Stockholder Meeting

Subject to certain exceptions described below, Impax will take all action necessary under applicable law to call, give notice of and hold the Special Meeting for the purposes of adopting the BCA and thereby approving the Combination as promptly as practicable after the date upon which the registration statement of which this combined proxy statement/prospectus forms part becomes effective.

Once the Special Meeting has been called and noticed, Impax will not adjourn or postpone, cancel, recess or reschedule the Special Meeting without the consent of Amneal (which consent will not be unreasonably withheld, conditioned or delayed) other than, after consultation with Amneal, for the absence of a quorum, to prevent a violation of applicable law, to distribute any supplemental or amended disclosure to Impax Stockholders, or to solicit additional proxies from Impax Stockholders if Impax reasonably determines is advisable or necessary in order to obtain Impax Stockholder approval of the Combination Proposal.

Governmental Approvals

Under the terms of the BCA, each of Impax and Amneal has agreed to use its reasonable best efforts to take or cause to be taken all actions that are necessary, proper or advisable to consummate and make effective the Combination in the most expeditious manner practicable, including:

•	taking all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable;

•	obtaining all necessary consents, approvals or waivers from governmental authorities and third parties;

•	executing and delivering any additional instruments necessary to consummate the Combination and fully carry out the purposes of the BCA;

•	making appropriate filings, if necessary or advisable, under the HSR Act and any other applicable competition laws as promptly as practicable (and in any event no later than 10 business days after the date of the BCA with respect to filings under the HSR Act);

•	furnishing such necessary or reasonable assistance as the other party may request in connection with the preparation of any required governmental filings or submissions and cooperating in responding to any inquiry from a governmental authority and to any requests for additional information at the earliest practicable date, including promptly notifying the other party of any inquiry, consulting the other party before making any presentations or submission to a governmental authority and supplying each other with copies of all material correspondence, filings or communications between either party and any governmental authority with respect to the BCA;

•	to the extent practicable and as permitted by a governmental authority, permitting the representatives of the other party to participate in material substantive meetings with such governmental authority; and

•	using reasonable best efforts and closely collaborating on timing, strategy and approach to obtain required consents, approvals and authorizations or orders under the HSR Act or other applicable competition laws.

The parties are not required to agree to take any action, or to take any action that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Impax, Amneal or the Combined Company (immediately following the Closing) (each of such actions, a “Burdensome Condition”). None of the parties or their respective subsidiaries may agree to take, or take any action that has the effect of any Burdensome Condition without the prior written consent of the other parties.

In addition, the parties have agreed that if it is determined that actions are required in connection with the Combination to comply with the New Jersey Industrial Site Recovery Act (“ISRA”), each will provide the other party with documentation reasonably acceptable to such other party that is sufficient to establish that the Closing complies with the requirements of ISRA and will cooperate with the designated responsible party with regard to any actions required to comply with ISRA.

Director and Officer Indemnification and Insurance

From and after Closing, Impax and Amneal will jointly and severally indemnify and defend, and provide advancement of expenses to, current and former directors and officers of Impax, Holdco and their respective subsidiaries and the current and former members of the Amneal board of managers and the officers of Amneal and its subsidiaries (the “Indemnified Parties”), from and against any and all damages incurred or suffered by any Indemnified Party arising out of, in connection with or relating to any circumstances or acts or omissions occurring or alleged to occur at or prior to the Closing, whether or not asserted prior to, at or after the Closing.

All rights to indemnification, expense advancement and exculpation existing in favor of the current or former directors, officers and employees of Impax, Holdco, Amneal or any of their respective subsidiaries as provided in the organizational and governing documents, or under any other agreements, of Impax, Holdco, Amneal or their subsidiaries, in each case as in effect as of the date of the BCA with respect to matters occurring prior to Closing, will survive the Combination and Impax, Holdco and Amneal will continue in full force and effect for a period of not less than six years after Closing such rights to indemnification and expense advanced and will perform Impax’s, Holdco’s or Amneal’s or their respective subsidiaries’ obligations with respect thereto.

Impax and Amneal will maintain in effect, for a period of six years after the Closing, Impax’s and Amneal’s existing directors’ and officers’ liability insurance covering the insured persons currently covered by their respective insurance policies, on terms with respect to coverage and amount that are no less favorable to such insured persons, with respect to claims against present and former officers and directors of Impax and Amneal arising from acts or omissions that occurred at or prior to the Closing. In lieu of the foregoing, Impax and Amneal may obtain a six-year “tail” policy or policies under their existing directors’ and officers’ insurance policies containing terms no less favorable to such insured persons.

Fees and Expenses

Except as otherwise expressly set forth in the BCA, all fees and expenses incurred in connection with the BCA and the Combination will be paid by the party incurring such fees or expenses, whether or not the Combination is consummated.

Employee Matters

For purposes of eligibility, vesting and benefit accrual, level and entitlement, with respect to each benefit plan in which continuing employees are eligible to participate post-Closing, each party (and, post-Closing, Holdco) will recognize (or with respect to any insured arrangement, use commercially reasonable efforts to recognize) the service of continuing employees to the same extent as such service was taken into account under each party’s pre-Closing benefit plans, except with respect to defined benefit plans, retiree medical programs or retiree welfare benefit programs, or to the extent such recognition would result in duplication of benefits.

With respect to each welfare plan in which continuing employees are eligible to participate post-Closing, Holdco will (and will cause Impax and Amneal to) use commercially reasonable efforts to:

•	waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to continuing employees to the extent such conditions were satisfied (or not applicable) under the comparable pre-Closing welfare plans; and

•	provide each continuing employee with credit for any co-payments, deductibles and out-of-pocket expenses paid prior to Closing and in the applicable plan year in which Closing occurs in satisfying any analogous co-payment deductible or out-of-pocket requirements.

Stockholder Litigation

Each party has agreed to promptly notify the other party of any stockholder litigation brought or, to the knowledge of such party, threatened against Impax or its directors relating to the Combination, and to keep the other party reasonably informed of the status thereof. Impax may agree to such settlement only with Amneal’s written consent (not to be unreasonably withheld).

Financing

On October 17, 2017, Amneal entered into the Debt Commitment Letter. Pursuant to the BCA, Amneal will use reasonable best efforts to maintain in effect the Debt Commitment Letter until it obtains the Debt Financing, a portion of which will be used to pay Impax’s existing debt obligations, and to negotiate definitive agreements with respect to the Debt Financing.

Under the terms of the BCA, Impax and its subsidiaries must provide customary cooperation as reasonably requested by Amneal in connection with the Debt Financing, including by using reasonable best efforts to:

•	make available Impax’s senior officers for participation in meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies;

•	cause its independent auditors to cooperate with due diligence matters and provide customary authorization letters in connection with any marketing materials related to the financing;

•	deliver customary due diligence materials;

•	assist in the preparation, negotiation, execution and delivery of definitive documents related to the Debt Financing;

•	assist with Amneal’s preparation of pro forma and projected financial statements and financial information;

•	provide customary documentation and other information under applicable “know-your-customer” and anti-money laundering rules and regulations;

•	facilitate the pledging of collateral; and

•	obtain and deliver executed payoff letters and instruments of termination and discharge reasonably requested by Amneal.

The financing cooperation contemplated by the BCA will not unreasonably interfere with the ongoing operations of Impax or any of its subsidiaries and Impax will not be required to take any action to authorize or approve the Debt Financing.

Amneal will indemnify and hold harmless Impax from and against any and all liabilities incurred in connection with the Debt Financing and any information utilized in connection therewith, except in the event such liabilities or losses arose out of or result from (a) the willful misconduct, gross negligence or bad faith of Impax or any of its subsidiaries or (b) historical information furnished in writing by or on behalf of Impax and its subsidiaries expressly for inclusion in any marketing materials. Upon termination of the BCA, Amneal will promptly reimburse Impax and its subsidiaries for all reasonable out-of-pocket costs incurred by Impax in connection with taking action required or requested by Amneal pursuant to the cooperation contemplated by the BCA.

Delisting and Deregistration of Impax Shares

Impax and Amneal will cooperate and use their respective reasonable best efforts to cause the delisting of Impax Shares from the NASDAQ and the deregistration of such shares under the Exchange Act as promptly as practicable following the Closing in compliance with applicable law.

Listing of New Amneal Shares

Prior to the Closing, Impax and Amneal will use reasonable best efforts to cause the shares of Class A Common Stock to be issued in connection with (a) the issuance of shares of Class B Common Stock to each

Existing Amneal Member and (b) the future issuances of Class A Common Stock upon exchange of Amneal Common Units in accordance with the LLC Agreement (the “Holdco Share Issuances”) to be approved for listing on the NYSE under the ticker symbol AMRX (or if such ticker symbol becomes unavailable, such other ticker symbol as may be agreed upon in writing by the parties), including by submitting prior to the Closing an initial listing application with the NYSE. Impax and Amneal have agreed to reasonably assist and cooperate with the other in connection with the preparation, filing and distribution of the NYSE listing application. In addition, Impax and Amneal have also agreed to not submit, amend, or supplement to the NYSE listing application, or respond to any NYSE comment, without the other party’s prior consent and without providing the other party a reasonable opportunity to review and comment thereon.

Certain Tax Matters

Impax and Amneal agree that neither party nor any of their respective affiliates will knowingly take any action or fail to take any reasonable action that will prevent or impede the Impax Merger and the conversion of Impax into a Delaware limited liability company, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code (as defined on page 8), and the contribution by Holdco of all equity interests of Impax to Amneal in exchange for certain equity interest of Amneal from qualifying as an exchange to which Section 721(a) of the Code applies.

Treatment of Impax Convertible Notes

Pursuant to the terms of the BCA, Impax agreed to use its reasonable best efforts to, if requested by Amneal, commence a consent solicitation with respect to one or more covenants in the the Indenture. Upon the request of Amneal, Impax undertook the Consent Solicitation to effect the Proposed Amendments. Impax received requisite consents for the Proposed Amendments and on November 6, 2017, Impax entered into the First Supplemental Indenture which, among other things, requires Impax’s successor company to conduct a tender offer for the Notes promptly upon the completion of the Combination.

Conditions to Closing

The completion of the Combination is subject to various conditions. There can be no assurance as to whether or when all of the conditions will be satisfied or waived.

Conditions to Each Party’s Obligations

Each party’s obligation to complete the Combination is subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions:

•	adoption by Impax Stockholders of the BCA;

•	expiration or termination of the waiting period (and any extension thereof) applicable to the consummation of the Combination under the HSR Act and expiration or termination of any waiting period, or receipt of approval or authorization required to be obtained, from any governmental authority under any other applicable competition law for the consummation of the Combination, as applicable;

•	the absence of any law, order or injunction of any governmental authority which makes illegal, prohibits or enjoins the consummation of the Combination;

•	the effectiveness of the registration statement on Form S-4, of which this combined proxy statement/prospectus constitutes a part, and the absence of any stop order suspending the effectiveness of the registration statement on Form S-4 or any proceedings for such purpose initiated or threatened by the SEC;

•	approval for listing on the NYSE of the shares of Class A Common Stock issuable in connection with the Holdco Share Issuances, subject only to official notice of issuance; and

•	the execution and delivery by the parties of the Stockholders Agreement, the Tax Receivable Agreement, the Amneal LLC Agreement and the contribution agreement contemplated by the BCA (the “Ancillary Agreements”).

Additional Conditions to the Obligations of Impax and Holdco

The obligations of Impax and Holdco to complete the Combination are also subject to the satisfaction or waiver of the following conditions:

•	certain representations and warranties of Amneal in the BCA with respect to organization, standing and corporate power, subsidiaries, capital structure, offers to sell or buy Amneal Common Units to or from persons other than Holdco and broker fees must be true and correct in all material respects as of the date of the BCA and as of the Closing Date (except to the extent expressly made as of a specified date, in which case as of such specified date);

•	certain representations and warranties of Amneal in the BCA with respect to authority to execute the BCA, valid issuance of Amneal Common Units and requisite Amneal written consent must be true and correct in all respects as of the date of the BCA and as of the Closing Date (except to the extent expressly made as of a specified date, in which case as of such specified date);

•	all the other representations and warranties of Amneal in the BCA must be true and correct without regard to materiality or material adverse effect qualifiers contained in such representations, as of the date of the BCA and as of the Closing Date (except to the extent expressly made as of a specified date, in which case as of such specified date), except where failure of such representations and warranties to be true and correct, individually or in the aggregate, would be reasonably likely to have an Amneal Material Adverse Effect;

•	the performance in all material respects by Amneal of its obligations contained in the BCA required to be performed or complied with by it at or prior to the Closing Date;

•	the delivery of a certificate by Amneal’s CEO or Chief Financial Officer certifying all of the foregoing;

•	the nonoccurrence of any continuing change, effect, event, circumstance, occurrence, or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect;

•	the aggregate indebtedness for borrowed money of Amneal and its subsidiaries under existing credit facilities on a consolidated basis is not in excess of $1,600,000,000; and

•	the consummation of certain pre-Closing actions to be undertaken by Amneal.

Additional Conditions to the Obligations of Amneal

The obligation of Amneal to complete the Combination is also subject to the satisfaction or waiver of the following conditions:

•	certain representations and warranties of Impax in the BCA with respect to organization, standing and corporate power, subsidiaries, capital structure, the non-issuance of New Amneal Shares except in connection with the Holdco Share Issuances and broker fees must be true and correct in all material respects as of the date of the BCA and as of the Closing Date (except to the extent expressly made as of a specified date, in which case as of such specified date);

•	certain representations and warranties of Impax in the BCA with respect to authority to execute the BCA, valid issuance of New Amneal Shares in connection with the Holdco Share Issuances, state takeover statutes, no rights agreements, requisite stockholder approval and formation of Holdco must be true and correct in all respects as of the date of the BCA and as of the Closing Date (except to the extent expressly made as of a specified date, in which case as of such specified date);

•	all the other representations and warranties of Impax and Holdco in the BCA must be true and correct without regard to materiality or material adverse effect qualifiers contained in such representations, as of the date of the BCA and as of the Closing Date (except to the extent expressly made as of a specified date, in which case as of such specified date), except where failure of such representations and warranties to be true and correct, individually or in the aggregate, would be reasonably likely to have an Impax Material Adverse Effect;

•	the performance in all material respects by Impax of its obligations contained in the BCA required to be performed or complied with by it at or prior to the Closing Date;

•	the delivery of a certificate by Impax’s CEO or Chief Financial Officer certifying all of the foregoing; and

•	the nonoccurrence of any continuing change, effect, event, circumstance, occurrence, or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect.

Termination and Termination Fees

The BCA may be terminated at any time prior to Closing:

•	by mutual written consent of Impax and Amneal;

•	by either Impax or Amneal upon written notice to the other if:

•	the Combination is not completed on or before the later of (a) July 17, 2018 and (b) 75 days after the effectiveness of the registration statement on Form S-4, of which this combined proxy statement/prospectus is a part, but in no event will the Outside Date be later than October 17, 2018;

•	in which case, if (i) after the date of the BCA, but prior to the date of the Special Meeting or such termination, a Competing Proposal has been publicly announced or otherwise made publicly known by any person (other than by Amneal) and, in either case, not publicly withdrawn; and (ii) Impax enters into a definitive agreement with respect to or consummates a Competing Proposal, in each case, within 12 months of such termination (provided, that for purposes of this termination right, the percentage in the definition of Competing Proposal is changed from 20% to 50%), Amneal will be entitled to a termination fee of $45,000,000 payable by Impax (the “Termination Fee”).

•	a final, nonappealable governmental restraint has been entered prohibiting consummation of the transactions; or

•	in which case, Amneal will be entitled to the Termination Fee.

•	the requisite approval of Impax Stockholders is not obtained at the Special Meeting or at any adjournment or postponement thereof.

•

in which case, Amneal will be entitled to reimbursement for reasonable out-of-pocket expenses incurred in connection with the BCA in an amount up to $15,000,000 payable by Impax. Amneal will also be entitled to the Termination Fee if (i) after the date of the BCA, but prior to the date of the Special Meeting or such termination, a Competing Proposal has been publicly announced or otherwise made publicly known by any person (other than by Amneal) and, in either case, not publicly withdrawn; and (ii) Impax enters into a definitive agreement with respect to or consummates a Competing Proposal, in each case, within 12 months of such termination

(provided, that for purposes of this termination right, the percentage in the definition of Competing Proposal is changed from 20% to 50%)

•	by Amneal if:

•	Impax has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the BCA, which breach or failure to perform (a) would give rise to the failure of a related condition to Closing and (b) is incapable of being cured or is not cured by the earlier of (i) 30 days following receipt of written notice from Amneal of such breach or failure to perform or (ii) the Outside Date.

•	prior to the receipt of the Impax stockholder approval, the Impax Board has effected a Change of Recommendation;

•	in which case, Amneal will be entitled to the Termination Fee.

•	Impax has materially breached any of the non-solicitation provisions;

•	in which case, Amneal will be entitled to the Termination Fee.

•	the Impax Board has failed to publicly reaffirm its recommendation within 10 business days of the public announcement of a Competing Proposal; or

•	in which case, Amneal will be entitled to a termination fee of $45,000,000 payable by Impax.

•	the Impax Board has failed to recommend against acceptance by Impax Stockholders of a third party’s tender or exchange offer for Impax equity securities within 10 business days of commencement thereof.

•	in which case, Amneal will be entitled to the Termination Fee.

•	by Impax if:

•	Amneal has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the BCA, which breach or failure to perform (a) would give rise to the failure of a related condition to Closing and (b) is incapable of being cured or is not cured by the earlier of (i) 30 days following receipt of written notice from Impax of such breach or failure to perform or (ii) the Outside Date; or

•	Impax terminates in connection with its entry into an agreement with respect to a Superior Proposal.

•	in which case, Amneal will be entitled to the Termination Fee.

Impax and Amneal have agreed that where payment of the Termination Fee is required under the BCA, upon such payment, the payment of the Termination Fee in accordance with the BCA will be in full and complete satisfaction of any monetary damages arising out of or related to the Combination. However, payment of the Termination Fee will not relieve Impax from any liability or damage from fraud or willful and material breach of the BCA, such payment to be credited towards any future award of damages to Amneal pursuant to any claim based on fraud or willful breach.

If the BCA is terminated in accordance with its terms, it will become null and void and, except as described below, there will be no liability or obligation on the part of Amneal or Impax provided that (i) certain customary provisions will survive such termination and (ii) no party will be relieved from any liabilities for fraud or any willful breach of the BCA.

Remedies

Impax, Holdco, Amneal and Merger Sub have agreed that irreparable damage would occur and that they would not have any adequate remedy at law in the event that any of the provisions of the BCA are not performed in accordance with their specific terms or are otherwise breached, and, in the event of any breach by any other party of any provision contained in the BCA, the non-breaching parties will be entitled (in addition to any other remedy that may be available to it whether in law or equity) to (i) an injunction or injunctions restraining such breach, and (ii) a decree or order of specific performance to enforce the terms and provisions of the BCA without proof of actual damages.

Amendment of the BCA

The BCA may be amended by the parties at any time before or after approval of the BCA by the Impax Stockholders. However, after obtaining such approval of the Impax Stockholders, no amendment can be made without the further approval of such stockholders except as permitted by law. The BCA may not be amended except by an instrument in writing signed on behalf of each of the parties of the BCA. Further, no sections relating to any Debt Financing Source or Debt Financing Party (as defined in the BCA) and any provision of the BCA to the extent a modification, waiver or termination of such provision would modify the substance of any of such sections, may be modified, waived or terminated in a manner that impacts or is adverse in any respect to a Debt Financing source or party without such person’s prior written consent.

ANCILLARY AGREEMENTS RELATED TO THE COMBINATION

Stockholders Agreement

On October 17, 2017, Holdco and the Existing Amneal Members entered into a stockholders agreement that was subsequently amended and restated on December 16, 2017 (the “Stockholders Agreement”), which sets forth, among other things, certain rights and obligations of the Existing Amneal Members and Holdco with respect to the corporate governance of New Amneal, transfer restrictions on shares held by Amneal Group Members and their affiliates, acquisitions of common stock by Amneal Group Members and their affiliates or dispositions of shares held by Amneal Group Members and their affiliates, preemptive rights and related party transactions.

A copy of the Stockholders Agreement is attached hereto as Annex B. The following summary of the terms of the Stockholders Agreement is not a complete description thereof and is qualified in its entirety by the full text thereof. For purposes of this summary, a reference to Amneal Group Members’ affiliates does not include New Amneal.

Corporate Governance

Board Composition.

The Stockholders Agreement provides that the board of directors of New Amneal (the “New Amneal Board”) will consist of no more than 13 members, subject to increase for a Qualifying Investor (as defined below). If an Executive Event has occurred, the New Amneal Board will consist of no more than 11 members, subject to an increase for a Qualifying Investor.

Immediately following the Closing, the New Amneal Board will be as set forth below:

•	Amneal Directors. Seven Amneal Directors will be designated by the Amneal Group Representative, including the Co-Chairmen. Following the Closing, Chirag Patel and Chintu Patel will be the Co-Chairmen of the New Amneal Board, unless an Executive Event has occurred, in which case the number of Amneal Directors will be six.

•	Non-Amneal Directors. Five Non-Amneal Directors will be designated by Impax, including Paul M. Bisaro, the CEO of Impax, and four directors selected from the Impax Board as of the date of the BCA that meet the NYSE independence standards, including Robert L. Burr, the current chairman of the Impax Board, who will serve as Lead Independent Director of the New Amneal Board and, unless an Executive Event has occured, Robert A. Stewart, who will serve as the CEO of New Amneal following the Closing.

Qualifying Investor.

•	In the event that Amneal Group Members transfer more than 4% of the outstanding New Amneal Shares to an investor pursuant to privately negotiated sales exempt from registration requirements of the Securities Act (a “Qualifying Investor”) and, following such transfer, Amneal Group Members continue to beneficially own more than 50% of the outstanding New Amneal Shares, then the Amneal Group Representative will have a one-time right to increase the size of the New Amneal Board by two directors and fill the vacancies with one new director designated by the Amneal Group Representative and one new director designated by the Qualifying Investor. Such Qualifying Investor may designate a board observer if it has not appointed a director.

•	In the event that Amneal Group Members transfer more than 5% of the outstanding New Amneal Shares to a Qualifying Investor, and, immediately prior to or following such transfer, Amneal Group Members beneficially own less than 50% of the outstanding New Amneal Shares, then the Amneal Group Representative will have a one-time right to replace any exiting Amneal director with a director designated by such a Qualifying Investor.

•	For so long as the Existing Amneal Members or any of their affiliates, successors and permitted assigns to which any New Amneal Shares have been transferred in accordance with the Stockholders Agreement (each an “Amneal Group Member” and collectively, “Amneal Group”) continue to beneficially own more than 50% of the outstanding New Amneal Shares, directors designated by the Amneal Group Representative will have the right to designate the Co-Chairmen of the New Amneal Board, and the Non-Amneal Directors will have the right to designate the Lead Independent Director of the New Amneal Board.

For so long as the Amneal Group Members continue to beneficially own more than 50% of the outstanding New Amneal Shares, the Amneal Group Representative will have the right to designate for nomination the lowest number of Amneal designees that constitute a majority of the total number of directors comprising the New Amneal Board. New Amneal will cause such nominee(s) to be included in the slate of nominees recommended by the New Amneal Board to holders of New Amneal Shares for election (including at any special meeting of stockholders held for the election of directors). Seventy-five percent (75%) of the directors serving on the Nominating Committee will be required to approve (i) a decision not to nominate any initial directors of the New Amneal Board for re-election to the New Amneal Board at either of the first two annual meetings of stockholders of New Amneal following the Closing Date and (ii) until the third annual meeting of stockholders of New Amneal following the Closing Date, any change to the individuals serving as Chairman or Co-Chairmen of the New Amneal Board.

If the Amneal Group Members beneficially own less than 50% but more than 10% of the outstanding New Amneal Shares, the Amneal Group Representative will have the right to designate a number of directors proportionate to the beneficial ownership of outstanding New Amneal Shares by the Amneal Group Members (rounded up to the nearest whole number).

With respect to the Amneal Directors, until the Trigger Date, any vacancy will be filled by the New Amneal Board with a director designated by the Amneal Group Representative, except when such vacancy is created when the number of the Amneal Directors then serving on the New Amneal Board is in excess of the number of Amneal designees the Amneal Group Representative has the right to designate under the New Amneal Bylaws and the Stockholders Agreement.

With respect to the Non-Amneal Directors, the Nominating Committee will fill any vacancy (other than the CEO of New Amneal with a person who satisfies all the qualifications of an Independent Director, subject to the prior written consent of the Conflicts Committee.

Committees.

The New Amneal Board will initially have the following committees: (i) Audit Committee, (ii) Nominating Committee, (iii) Compensation Committee, (iv) Conflicts Committee, and (v) Integration Committee. The formation of, composition of, and amendment to the charter of any other committee requires the approval of 75% of the directors of the New Amneal Board.

Nominating and Compensation Committees. The Amneal Group Representative will have the right to nominate two of the four directors serving on each of the Nominating Committee and Compensation Committee for so long as the Amneal Group Members beneficially own more than 50% of the outstanding New Amneal Shares. The remaining directors will be designated by a majority of the Independent Directors of the New Amneal Board.

An “Independent Director” is a director who:

•	meets the independence standards under the NYSE rules;

•	is not a director designated by the Amneal Group Representative;

•	is not a current or former member of the board of directors of any Amneal Group Member or its affiliates or officer or employee of any Amneal Group Member or its affiliates;

•	does not have and has not had any other material relationship with Amneal or its affiliates; and

•	is designated by the Conflicts Committee as an “Independent Director.”

Conflicts Committee. Until the Trigger Date, the New Amneal Board will have a Conflicts Committee comprised solely of Independent Directors. Any amendments to the Conflicts Committee charter will be approved by (i) 75% of the directors of the New Amneal Board, (ii) a majority of the Independent Directors, and (iii) a majority of the Conflicts Committee. The responsibilities of the Conflicts Committee include approval of certain transfers of New Amneal Shares by an Amneal Group Member to third parties, approval of any related party transactions, and approval of any material amendment to the Stockholders Agreement, as set forth in the Conflicts Committee charter, the form of which is attached as Exhibit A to the Stockholders Agreement.

Integration Committee. For a minimum of two years following the Closing, the Integration Committee will serve as an advisory committee to management in connection with the integration of Impax and Amneal. The Integration Committee will be comprised of Chirag Patel, Chintu Patel and Paul M. Bisaro.

Other Committees. Until the Trigger Date, each committee of the New Amneal Board will include at least one director designated by the Amneal Group Representative, subject to the applicable NYSE requirements. If at any time, any committee (other than the Conflicts Committee) does not have at least one such Amneal-designated director, the Amneal Group Representative will be entitled to designate a director to have observer rights. The formation and composition of any committee not specified above requires the approval of 75% of the New Amneal Board.

Chief Executive Officer. Robert A. Stewart will be the CEO of New Amneal following the Closing, unless an Executive Event has occurred. If an Executive Event has occurred, Paul M. Bisaro, the current CEO of Impax, will be the CEO of New Amneal, and for 18 months following the Closing, the removal of Paul M. Bisaro as CEO will require the approval of (i) a majority of the New Amneal Board and a majority of the Non-Amneal Directors (other than Paul M. Bisaro).

Executive Chairman. If and only if an Executive Event has not occurred, Paul M. Bisaro, the current CEO of Impax, will be the Executive Chairman of New Amneal following the Closing. For 18 months following the Closing, the removal of Paul M. Bisaro as the Executive Chairman will require the approval of (i) a majority of the New Amneal Board and a majority of the Non-Amneal Directors (other than Paul M. Bisaro).

Amneal Agreement to Vote. From the Closing and until the Trigger Date, Amneal Group must cause its New Amneal Shares to be present for quorum purposes at any New Amneal Stockholders meeting, vote in favor of all director designees recommended by the New Amneal Board, and not vote in favor of the removal of any Non-Amneal Director, unless such removal is recommended by the Nominating Committee.

Amneal Consent Rights. For so long as Amneal Group Members beneficially own more than 25% of the outstanding New Amneal Shares, New Amneal will not take the following actions without obtaining prior consent by the Amneal Group Representative:

•	amend, modify, or repeal any provision of the New Amneal Charter or the New Amneal Bylaws in a manner that adversely impacts any Amneal Group Member;

•	effect any change in the authorized number of directors, except pursuant to the Stockholders Agreement;

•	create or reclassify any new or existing class or series of capital stock to grant rights, preferences, or privileges with respect to voting, liquidation, redemption, conversion or dividends that are senior to or on parity with those of the New Amneal Shares; or

•	consummate any transaction as a result of which (a) more than 50% of the outstanding New Amneal Shares will be beneficially owned by any persons other than Amneal Group Members and (b) any Amneal Group Member receives an amount or form of consideration different that which is granted to from other holders of New Amneal Shares.

Restrictions on Transfers and Acquisitions

Lock-up. During the Lock-up Period, no Amneal Group Member may transfer any New Amneal Shares, unless with the prior written consent of the Conflicts Committee, subject to the following exceptions:

•	a transfer of New Amneal Shares pursuant to a tender or exchange offer that has been approved or recommended by the New Amneal Board;

•	a transfer of New Amneal Shares pursuant to any (a) merger, share exchange, consolidation, recapitalization or similar transaction resulting, directly or indirectly, in more than 50% of the total number of shares of outstanding New Amneal Shares being beneficially owned after such transaction by any person or persons other than the Amneal Group or (b) a sale of all or substantially all of the assets of New Amneal (a “Company Sale”);

•	a transfer of New Amneal Shares to an affiliate;

•	a transfer of New Amneal Shares in connection with any pledge of any Amneal Group Member’s New Amneal Shares made pursuant to a bona fide loan or financing transaction with a third party;

•	with respect to any Amneal Group Member that is an individual, a transfer of New Amneal Shares (x) to such Amneal Group Member’s ancestors, descendants, siblings, cousins or spouse, (y) to trusts for the benefit of such Amneal Group Member or such persons or (z) by way of bequest or inheritance upon death (provided that such transferee agrees in a writing to be bound by the terms of the Stockholders Agreement as an Amneal Group Member);

•	with respect to any Amneal Group Member that is an entity, a transfer of New Amneal Shares to such Amneal Group Member’s members, partners or other equity holders (provided that such transferee agrees in a writing to be bound by the terms of the Stockholders Agreement as an Amneal Group Member); and

•	solely until the Closing Date, one or more transfers by any Amneal Group Member of up to a total of 60,000,000 Class A Common Stock or Class B-1 Common Stock, in the aggregate (which 60,000,000 shares include the 46,849,316 Class A Common Stock or Class B-1 Common Stock to be transferred to the PIPE Investors).

Following the expiration of the Lock-up Period, Amneal Group Members may transfer of New Amneal Shares:

•	in a registered offering pursuant to the procedures described in Article V of the Stockholders Agreement (including, for the avoidance of doubt, the resale of New Amneal Shares by Amneal Group registered pursuant to a shelf registration statement, once declared effective under the Securities Act);

•	in open market sales pursuant to, if available, Rule 144 under the Securities Act; provided, however, that Amneal Group may not, in the aggregate, transfer more than 15% of the outstanding shares of Class A Common Stock pursuant to the terms of the Stockholders Agreement in any 12-month period without the approval of the Conflicts Committee;

•	in one or more privately negotiated sales exempt from the registration requirements of the Securities Act (a “PIPE Transaction”); provided, however, that the Amneal Group may not, in the aggregate, transfer more than 15% of the outstanding shares of Class A Common Stock pursuant to the Stockholders Agreement in any 12-month period without the approval of the Conflicts Committee;

•	with the prior written consent of the Conflicts Committee; or

•	as otherwise permitted during the Lock-up Period.

However, without the approval of the Conflicts Committee, Amneal Group Members will be prohibited from making transfers of New Amneal Shares (i) if after such transfer, such transferee or group of transferees that would own more than 15% of the voting power of the outstanding New Amneal Shares or (ii) to any New Amneal Shares to any person or group who, prior to such transfer, beneficially owned 15% or more of the outstanding New Amneal Shares. This 15% ownership restriction will not apply to widely distributed public offerings of Shares and is subject to other customary exceptions.

Transfers to Affiliates. At any time, an Amneal Group Member may transfer New Amneal Shares to an affiliate of such Amneal Group Member.

Standstill Provisions. Until the earlier of (i) the third anniversary of the Closing Date and (ii) such time when the Amneal Group Members beneficially own less than 20% of the outstanding New Amneal Shares, the Amneal Group will not, without the prior written consent of the Conflicts Committee, directly or indirectly, alone or in concert, be permitted to:

•	acquire beneficial ownership of New Amneal Shares; provided, that when such acquisition is effected after the Amneal Group Representative loses the right to designate one or more directors due to the issuance of securities by New Amneal or the transfer of securities by an Amneal Group Member, then Amneal Group will be permitted to acquire up to the number of shares needed to regain the right to designate such number of the Amneal Directors that the Amneal Group Representative was entitled to designate immediately prior to such issuance or transfer, plus 1% of the outstanding New Amneal Shares;

•	publicly seek a change in the composition or size of the New Amneal Board, except in furtherance of the provisions of the Stockholders Agreement;

•	deposit any New Amneal Shares into a voting trust or subject any such stock to any proxy or agreement that conflicts with Amneal’s obligations under the Stockholders Agreement;

•	publicly initiate, publicly propose or publicly announce any intention to participate in any “solicitation” of “proxies” to vote (as such terms are defined in Regulation 14A under the Exchange Act) with respect to the election of the Non-Amneal Directors or the removal of any Non-Amneal Directors or publicly become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to the election of the Non-Amneal Directors or the removal of any Non-Amneal Director; or

•	call for any general or special stockholders meeting or publicly solicit proxies in connection with the election and removal of Non-Amneal Directors.

Amneal Buyout Transactions. Any proposal by an Amneal Group Member to acquire all outstanding New Amneal Shares held by all other stockholders (other than other Amneal Group Members) must be approved by the Conflicts Committee and, as long as the Amneal Group Members beneficially own more than 37.5% of the outstanding New Amneal Shares, be subject to a non-waivable condition that a majority of the voting power of the outstanding New Amneal Shares held by such other stockholders approve the transaction.

Approvals of Certain Taxable Transactions. For so long as the Amneal Group beneficially owns either (a) shares of Class B Common Stock representing at least 10% of the outstanding New Amneal Shares or (b) at least 45,000,000 New Amneal Shares (as adjusted for any capital structure change), New Amneal must obtain the approval of the Amneal Group Representative before consummating any transaction involving New Amneal or any of its subsidiaries that would reasonably be expected to result in the recognition of $40,000,000 or more of taxable income or gain by Amneal Group.

Related Party Transactions

All transactions between New Amneal or its subsidiaries on the one hand, and the Amneal Group Members or its affiliates on the other hand, that are not contemplated by the BCA are governed by the policy as set forth in the Conflicts Committee charter. Any material amendments or modifications of any transactions between New Amneal or its subsidiaries and Amneal Group Members that are contemplated by the BCA will require prior written consent of the Conflicts Committee if consent is required for such transactions under the Conflicts Committee charter.

Participation Rights

To the extent permitted under the NYSE rules, New Amneal will grant to the Amneal Group the right to purchase its pro rata portion of any securities of New Amneal (other than excluded securities, as described below) that New Amneal proposes to issue or sell. Such excluded securities include securities issued by New Amneal in connection with (i) a grant to any existing or prospective consultants, employees, officers or directors pursuant to any stock option, restricted stock award, restricted stock unit, performance share, employee stock purchase or similar equity-based plans or other compensation agreement or arrangement; (ii) any acquisition by New Amneal of the stock, assets, properties or business of any person; (iii) a stock split, stock dividend or any similar recapitalization affecting the number of outstanding shares of stock or securities; (iv) any issuance of shares of Class A Common Stock or Class B-1 Common Stock upon a Redemption (as defined on page 75) of Amneal Common Units held by any Amneal Group Member or (v) any issuance of warrants or other similar rights to purchase New Amneal Shares to lenders or other institutional investors in any arm’s length transaction providing debt financing to New Amneal or any of its subsidiaries.

If stockholder approval is required under the NYSE rules for the issuance or sale of securities, New Amneal may issue or sell securities to such other persons prior to obtaining such stockholder approval subject to a notice of issuance, and New Amneal will use its reasonable best efforts to obtain such approval. After receipt of such approval, New Amneal will issue or sell the securities that Amneal Group Members have irrevocably elected to purchase to Amneal Group Members, on the terms set forth in the relevant notice of issuance.

Registration Rights

Prior to Closing, Impax and Amneal will jointly prepare and Impax will cause New Amneal to file with the SEC a Registration Statement on Form S-4, which will include the proxy statement. In addition, prior to the Closing, the Amneal Group Representative and Impax will jointly prepare and file with the SEC a shelf registration statement on Form S-1 with respect to resales of all shares of Class A Common Stock beneficially owned by the Amneal Group (“Registrable Shares”). Following the Closing, New Amneal will use its reasonable best efforts to become eligible to use Form S-3 and, upon becoming eligible, New Amneal will promptly file a shelf registration statement on Form S-3.

New Amneal is entitled to postpone and delay the filing or effectiveness of any registration statement or the offer or sale of any Registrable Shares (i) for reasonable periods of time in advance of the release of New Amneal’s quarterly and annual financial results and (ii) for reasonable periods of time, not in excess of 60 calendar days in any 12-month period and in no event more than two times in any 12-month period if:

•	the Conflicts Committee determines the filing or effectiveness of a registration statement or offering or sale of any Registrable Shares would:

•	materially impede, materially delay or materially interfere with any pending or proposed material acquisition, disposition or reorganization;

•	materially adversely affect any registered underwritten public offering of New Amneal’s securities; or

•	require disclosure of material non-public information, which if disclosed at the time would have a material adverse effect on the business, operations or management of New Amneal; or

•	the Conflicts Committee determines that it is necessary to amend or supplement the registration statement or prospectus to not include an untrue statement of a material fact or omit to state a material fact.

In the period following the expiration of the Lock-up Period during which a shelf registration statement is effective, if any Amneal Group Member delivers notice to New Amneal stating that it intends to effect an underwritten public offering of all or part of its Registrable Shares included on a shelf registration statement (a “Demand Underwritten Offering”), New Amneal will use reasonable best efforts to amend or supplement the shelf registration statement as necessary to enable such Registrable Shares to be distributed pursuant to an underwritten offering. The Amneal Group is permitted to sell its Registrable Shares pursuant to a Demand Underwritten Offering only if the aggregate amount of Registrable Shares to be offered or sold is reasonably expected to result in aggregate gross proceeds of not less than $75,000,000. The Amneal Group may not request more than two Demand Underwritten Offerings or New Amneal-assisted PIPE Transactions in any 12-month period.

Whenever New Amneal proposes to publicly sell or register for sale any of its securities in an underwritten offering pursuant to a registration statement on Form S-8 or on Form S-4, New Amneal will give notice to the Amneal Group and will include all Registrable Shares that any Amneal Group member requests for inclusion within 15 days of receiving notice from New Amneal.

New Amneal will not grant any registration rights to third parties that are more favorable than or inconsistent with the grants granted by the Stockholders Agreement or enter into any agreement, take any action or permit any change to occur that violates or subordinates the rights granted by the Stockholders Agreement.

Each Amneal Group Member may assign its registration rights to any direct or indirect transferee of an Amneal Group Member permitted under the Stockholders Agreement who agrees to be bound by the terms of the Stockholders Agreement. In the event that any Amneal Group Member assigns its rights and obligations under Article V to the purchaser of any Registrable Shares in connection with a PIPE Transaction, such purchaser’s rights under Article V will survive for one year following the date of such transfer.

Termination

The Stockholders Agreement will be effective as of the Closing and will automatically terminate on the earlier of (i) the termination of the BCA pursuant to Article VIII thereof and (ii) the Trigger Date. However, certain of the Amneal Group Members’ and New Amneal’s obligations under the Stockholders Agreement will survive the termination of the Stockholders Agreement, including with respect to the registration rights provisions under Article V, which will survive the termination of the Stockholders Agreement until the first anniversary of the Trigger Date.

Amneal LLC Agreement

In connection with the Combination, Amneal, New Amneal and the Existing Amneal Members will enter into and be governed by the LLC Agreement, which will set forth, among other things, certain transfer restrictions on Amneal Common Units, and rights to redeem Amneal Common Units in certain circumstances.

A copy of the form of the LLC Agreement is attached hereto as Annex C. The following summary of the terms of the LLC Agreement is not a complete description thereof and is qualified in its entirety by the full text thereof.

Appointment of New Amneal as Manager

Under the LLC Agreement, New Amneal will be admitted as the sole managing member of Amneal, effective upon the Closing. As the managing member, New Amneal will conduct, direct and exercise full control over all activities of Amneal, including day-to-day business affairs and decision-making of Amneal, without the approval of any other member. As such, New Amneal, through Amneal’s officers, will be responsible for all operational and administrative decisions of Amneal and the day-to-day management of Amneal’s business.

Pursuant to the terms of the LLC Agreement, New Amneal will not be permitted, under any circumstances, to be removed as managing member by the members of Amneal. New Amneal will not resign or cease to be the managing member unless proper provision is made for the obligations of New Amneal to remain in full force and effect.

The managing member may cause Amneal to contract with the managing member or any affiliate of the managing member as long as the contracts are on terms comparable to those available to others dealing at arm’s length or are approved by the members (other than the managing member and its controlled affiliates) holding a majority of the Amneal Common Units.

Officers

The managing member will appoint the officers of Amneal to implement the day-to-day business and operations of Amneal. In the event of a vacancy, the managing member has the right to appoint a new officer to fill the vacancy. At the Closing, the managing member will appoint the CEO of New Amneal to serve as the CEO of Amneal until his death or until he resigns or is removed by the managing member. The managing member may remove any officer with or without cause.

Compensation

New Amneal will not be entitled to compensation for its services as managing member. It will be entitled to reimbursement by Amneal for reasonable fees and expenses incurred on behalf of Amneal, except for payment obligations of New Amneal under the Tax Receivable Agreement (as defined on page 25).

Units

The LLC Agreement will provide that at the Closing there will be one class of Amneal Common Units. In accordance with the BCA, all Amneal Common Units held by the Existing Amneal Members prior to the execution of the LLC Agreement are converted into Amneal Common Units. The managing member may establish additional securities of Amneal in its discretion in accordance with the terms, and subject to the restrictions of, the LLC Agreement. The managing member may create one or more classes or series of Amneal Common Units or preferred units solely to the extent they are in the aggregate substantially equivalent to a class of common stock of Amneal or class or series of preferred stock of Amneal.

Allocations and Distributions

Allocations.

Pursuant to the LLC Agreement, items of income, gain, loss or deduction of Amneal generally will be allocated among the members for capital accounts on a pro rata basis in accordance with each member’s percentage interest, except that partner nonrecourse deductions attributable to partner nonrecourse debt will be allocated in the manner required by the Treasury Regulations Section 1.704-2(i). Nonrecourse deductions for any taxable year will be allocated pro rata among the members in accordance with their percentage interests.

Distributions.

Amneal may make distributions out of distributable cash and other funds or property to its members from time to time at the discretion of the managing member of Amneal. Such distributions generally will be made to the members on a pro rata basis in proportion to the number of Amneal Common Units held by each member on the record date for the distribution. Amneal will not be required to make distributions to the extent that such distributions would render Amneal insolvent or if such distribution would violate any applicable law or the terms of the any credit agreement in existence at Closing.

Tax Distributions.

In connection with any tax period, Amneal will be required to make distributions to its members, on a pro rata basis in proportion to the number of Amneal Common Units held by each member, of cash until each member (other than New Amneal) has received an amount at least equal to its assumed tax liability and New Amneal has received an amount sufficient to enable it to timely satisfy all of its U.S. federal, state and local and non-U.S. tax liabilities, and meet its obligations pursuant to the Tax Receivable Agreement. To the extent that any member does not receive its percent interest of the aggregate tax distribution, the tax distribution for such member will be increased to ensure that all distributions are made pro rata in accordance with such member’s percentage interest.

Repurchase or Redemption of Amneal Common Units

Upon written notice to Amneal and New Amneal, each member is entitled to cause Amneal to effect a redemption (a “Redemption”) of all or any portion of its Amneal Common Units in exchange for the number of shares of Class A Common Stock or Class B-1 Common Stock equal to the number of redeemed Amneal Common Units (the “Share Settlement”) or, at Amneal’s election, cash in an amount equal to the product of the Share Settlement and the average of the volume-weighted closing price for a share of Class A Common Stock on the NYSE for the five consecutive full trading days ending on and including the last full trading day immediately prior to the redemption notice date, subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends or similar events affecting the Class A Common Stock (the “Cash Settlement”). New Amneal may, in its sole and absolute discretion, elect to effect the exchange of the redeemed Amneal Common Units for the Share Settlement or Cash Settlement, at New Amneal’s option, through a direct exchange of such redeemed Amneal Common Units and such consideration between the redeemed member and New Amneal.

Transfer Restrictions

No interest in Amneal may be transferred except as permitted under the LLC Agreement. The LLC Agreement permits transfers:

(i)	by a member to an affiliate of such member;

(ii)	by the Existing Amneal Members or any direct or indirect transferee of such members:

•	(A) with the prior written consent of the conflicts committee,

•	(B) in response to a tender or exchange offer that has been approved or recommended by the New Amneal Board;

•	(C) in connection with any Company Sale;

•	(D) that is an individual, (1) to such Existing Amneal Member’s (or such transferee’s) spouse, (2) to such Existing Amneal Member’s (or such transferee’s) lineal ancestors, lineal descendants, siblings, cousins or the spouses thereof, (3) to trusts for the benefit of such Existing Amneal Member (or such transferee) or such persons, (4) to foundations established by such Existing Amneal Member (or such transferee) or such persons or affiliates thereof or (5) by way of bequest or inheritance upon death;

•	(E) that is an entity, to such Existing Amneal Member’s (or such transferee’s) members, partners or other equity holders; or

•	(F) of up to a total of 60,000,000 Amneal Common Units; or

(iii)	pursuant to a Redemption or direct exchange a described above.

Dissolution

The LLC Agreement will provide that the unanimous consent of at least 75% of all members holding Amneal Common Units will be required to voluntarily dissolve Amneal. In addition to a voluntary dissolution,

Amneal may be dissolved upon the entry of a decree of judicial dissolution or upon other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of liquidation will be distributed in the following order: (i) to pay the expenses of winding up Amneal; (ii) to pay debts and liabilities owed to creditors of Amneal; and (iii) to the members pro rata in accordance with their respective percentage ownership interests in Amneal.

Corporate Opportunities and Waiver of Fiduciary Duty

The LLC Agreement will provide that, notwithstanding any duty, including fiduciary duty, otherwise applicable at law or in equity, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to any member or related person of such member, and no member or related person of such member that acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for Amneal or the members will have any duty to communicate or offer such opportunity to Amneal or the members, or to develop any particular investment, and such person will not be liable to Amneal or the members for breach of any fiduciary or other duty (other than fiduciary duties owed to New Amneal) by reason of the fact that such person pursues or acquires for, or directs such opportunity to, another person or does not communicate such investment opportunity to the members.

Indemnification and D&O Insurance

Amneal will indemnify any member or affiliate, the managing member or any of its affiliates, any officer, or individual serving at the request of Amneal as an officer, director, principal, member, employee or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise. Such persons will be entitled to payment in advance of expenses, including attorneys’ fees, that they incur in defending a proceeding, but they will be required to repay any such advance if it is ultimately determined that they were not entitled to indemnification by Amneal. Indemnification will not be available for any expenses, liabilities, damages and losses suffered that are attributable to any such person’s or its affiliates’ gross negligence, willful misconduct or knowing violation of the law or for any present or future breaches of any representations, warranties or covenants contained in the LLC Agreement or in other agreements with Amneal.

Tax Classification

The members intend that Amneal be treated as a partnership for U.S. federal and, if applicable, state or local income tax purposes. Each member and Amneal will file all tax returns and will take all tax and financial reporting positions in a manner consistent with such tax treatment.

Amendments

The LLC Agreement may only be amended in writing by the manager with the written consent of the holders of at least 75% of the Amneal Common Units then outstanding.

Tax Receivable Agreement

Pursuant to the LLC Agreement, each Existing Amneal Member has the right to redeem all or a portion of its Amneal Common Units for Class A Common Stock or Class B-1 Common Stock. In connection with such redemption, New Amneal will receive a “step-up” in its preferred share of the tax basis in the Amneal assets, and New Amneal will pay the Members (as defined below) for the value of this step-up in basis.

A copy of the Tax Receivable Agreement is attached hereto as Annex F. The following summary of the terms of the Tax Receivable Agreement is not a complete description thereof and is qualified in its entirety by the full text thereof.

At Closing, New Amneal, Amneal and the Existing Amneal Members will enter into the Tax Receivable Agreement. The Tax Receivable Agreement will govern the administration and allocation between the parties of tax liabilities and benefits arising prior to, as a result of, and subsequent to the Combination, and the respective rights, responsibilities and obligations of the Members and New Amneal with respect to various other tax matters. The term “Members” includes the then existing members of Amneal at Closing (other than New Amneal) and any persons who have executed and delivered a joinder in accordance with the Tax Receivable Agreement.

Determination of Realized Tax Benefit

Under the Tax Receivable Agreement, New Amneal will ensure that Amneal and its subsidiaries that are treated as a partnership for U.S. federal income tax purposes will have in effect an election under Section 754 of the U.S. Internal Revenue Code of 1986, as amended.

Basis Schedules

Within 90 days after the filing of the U.S. federal income tax return of New Amneal for each relevant taxable year, New Amneal will at its own expense deliver to the Members a schedule that shows (a) the basis adjustments with respect to the reference assets as a result of the relevant exchanges effected in such taxable year, calculated (i) in the aggregate and (ii) solely with respect to exchanges by the applicable Member; (b) the period (or periods) over which the reference assets are amortizable and/or depreciable; and (c) the period (or periods) over which each basis adjustment is amortizable and/or depreciable.

Tax Benefit Schedules

Within 90 days after the filing of the U.S. federal income tax return of New Amneal for any taxable year in which there is a realized tax benefit or realized tax detriment, New Amneal shall, at its own expense, deliver to the Members a schedule showing the calculation of the realized tax benefit or realized tax detriment for such taxable year.

Tax Benefit Payments

Each Member is entitled to receive an amount equal to the sum of (1) 85% of the cumulative net realized tax benefit attributable to such Member as of the end of such taxable year over the aggregate amount of all tax benefit payments previously made to such Member, and (2) the interest calculated at the agreed rate from the due date for filing the U.S. federal income tax return of New Amneal for such taxable year until the date on which New Amneal makes a timely tax benefit payment to the Member.

Approvals by the Amneal Group Representative

New Amneal and its subsidiaries must obtain prior written consent from the Amneal Group Representative before (i) making a disposition of any assets held by Amneal or its subsidiaries prior to the Closing if the cumulative “amount realized” (as such term is defined for U.S. federal income tax purposes) for all such dispositions in any 12-month period would be in excess of $40,000,000 unless New Amneal agrees to use its best efforts to ensure that each Member receives tax distributions equal to its assumed tax liability, (ii) making certain acquisitions that would reasonably be expected to materially adversely affect any member’s rights or obligations under the Tax Receivable Agreement, or (iii) entering into certain additional agreements with other persons that are similar to the Tax Receivable Agreement.

Termination

New Amneal may terminate the Tax Receivable Agreement with the written approval of a majority of the independent directors of the New Amneal Board by making a payment to the Members, equal to the present value of the tax benefit payments to be paid to each such Member, discounted at the lesser of ICE LIBOR plus 100 basis points or 6.50% per annum, compounded annually (an “Early Termination Payment”). The Tax Receivable Agreement will also be deemed to be terminated by New Amneal and an Early Termination Payment by New Amneal will be required in the event of either (a) a Change of Control (as defined below) or (b) a material breach by New Amneal of any of its material obligations under the Tax Receivable Agreement.

A “Change of Control” includes (a) any person other than the Amneal Group beneficially owning more than 50% of the combined voting power of New Amneal; (b) the liquidation or dissolution of New Amneal, or the sale of all or substantially all of the assets of New Amneal, unless the sale is to an entity of which at least 50% of the combined voting power is owned by New Amneal Stockholders who owned New Amneal immediately prior to such sale in substantially the same proportions; (c) a business combination of New Amneal or any of its subsidiaries with any other entity, after which the New Amneal Board immediately prior to such combination does not constitute at least a majority of the board of directors of the surviving company or its parent, or all of the beneficial owners of the voting securities of New Amneal prior to such combination do not beneficially own more than 50% of the combined voting power of the surviving entity; and (d) the following individuals ceasing to constitute a majority of the New Amneal Board: (i) the directors of New Amneal as of the Closing (“Initial Directors”) and (ii) any new director whose appointment or nomination was approved by at least two-thirds of the directors who were (x) Initial Directors or (y) whose appointment or nomination was approved by at least two-thirds of the Initial Directors.

NEW AMNEAL CAPITAL STOCK

The following summary of the terms of the capital stock of New Amneal is not meant to be complete and is qualified in its entirety by reference to the New Amneal Charter and the New Amneal Bylaws. Copies of the New Amneal Charter and the New Amneal Bylaws, substantially in the form proposed to be effective as of the completion of the Combination, are attached as Annexes D and E, respectively, to this combined proxy statement/prospectus. In certain circumstances, the terms of such capital stock are modified by the Stockholders Agreement, which is incorporated by reference into and forms part of the New Amneal Charter.

Authorized Capital Stock

Under the New Amneal Charter, New Amneal will have the authority to issue 1,220,000,000 shares of stock, initially consisting of (i) 1,218,000,000 shares of common stock, $0.01 par value per share, of which 900,000,000 are designated as Class A Common Stock, 300,000,000 are designated as Class B Common Stock and 18,000,000 are designated as Class B-1 Common Stock, and (ii) 2,000,000 shares of blank check preferred stock, $0.01 par value per share (“Preferred Stock”).

New Amneal Shares

New Amneal Shares Outstanding

The shares of Class A Common Stock, Class B Common Stock and Class B-1 Common Stock issued pursuant to the Combination will be duly authorized, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of Class A Common Stock, Class B Common Stock and Class B-1 Common Stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that New Amneal may designate and issue in the future. On completion of the Combination, it is expected that approximately [            ] shares of Class A Common Stock and approximately [            ] shares of Class B Common Stock (all of which Class B Common Stock will be held by Amneal and its affiliates) and approximately [            ] shares of Class B-1 Common Stock (all of which Class B-1 Common Stock will be held by TPG) will be issued and outstanding.

Voting Rights

Holders of Class A Common Stock will be entitled to one vote for each share of Class A Common Stock held.

Holders of Class B Common Stock will be entitled to one vote for each share of Class B Common Stock held.

Except as required by law and except in connection with the election of the Class B-1 Director (as defined on page 219), holders of Class B-1 Common Stock will not be entitled to vote on any matter.

Holders of Class B Common Stock will be entitled to one vote for each share of Class B Common Stock held. Holders of Class A Common Stock and Class B Common Stock will vote together as a single class on each matter submitted to a stockholder vote. Holders of Class A Common Stock and Class B Common Stock will not be entitled to vote on any amendment to the New Amneal Charter that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote on such terms pursuant to the New Amneal Charter or the DGCL.

The New Amneal Bylaws provide that the directors of the New Amneal Board will be elected by the affirmative vote of the majority of the votes cast with respect to such director’s election (meaning the number of shares voted “FOR” a nominee must exceed the number of shares voted “AGAINST” such nominee) at any meeting for the election of directors at which a quorum is present; provided that each director will be elected by a plurality of the votes cast (instead of by votes cast for or against a nominee) at any meeting at which a quorum in present for which the New Amneal Board determines that the number of nominees exceeds the number of directors to be elected at such election and such determination has not been rescinded by the New Amneal Board on or prior to the tenth day preceding the date New Amneal first mails its notice of meeting for such meeting to the stockholders.

The New Amneal Bylaws provide that, in all matters other than the election of directors, the affirmative vote of the majority in voting power of shares of stock will be the act of the stockholders unless a different or minimum vote is required by the New Amneal Charter, the New Amneal Bylaws or the rules and regulations of any stock exchange applicable to New Amneal or its securities, in which case such different or minimum vote will be the applicable vote on the matter.

Class B-1 Common Stock Board Designation Rights

Until the earlier of (i) such time as TPG ceases to own at least 4% of the outstanding New Amneal Shares and (ii) the date that is twelve months from the Closing, the holders of the Class B-1 Common Stock will have the right to designate a director for appointment to the New Amneal Board (the “Class B-1 Director”).

Amendments

The affirmative vote of the holders of a majority of the voting power of the issued and outstanding shares of capital stock of New Amneal entitled to vote is required to amend the New Amneal Charter, including amendments to increase or decrease the number of authorized shares of either common stock or Preferred Stock.

The New Amneal Bylaws provide that, without the approval of the New Amneal Board, the New Amneal Stockholders may only amend, alter or repeal the New Amneal Bylaws by an affirmative vote of the holders of a majority in voting power of the issued and outstanding shares entitled to vote; provided, however, any amendment to or repeal of the New Amneal Bylaws sections regarding annual meetings, special meetings, voting, notice of stockholder proposals, number of directors, term of directors, qualifications of directors, notice of nominations for directors, removal of directors, vacancies and newly created directorships, dividends, and legal relationship between the New Amneal Bylaws and the New Amneal Charter requires an affirmative vote of the holders of not less than two-thirds of the voting power of the issued and outstanding shares entitled to vote at a duly called and convened annual or special meeting of stockholders. Further, the New Amneal Bylaws and the New Amneal Charter also provide that, subject to the Stockholders Agreement, the New Amneal Board may in its discretion make, alter, amend or repeal the New Amneal Bylaws by the affirmative vote of not less than a majority of the New Amneal Board or by unanimous written consent, except as such power may be restricted or limited by the DGCL.

* * *

Amneal, by virtue of its expected ownership of a majority of the voting power of the Common Stock but subject to the Stockholders Agreement, will be able to approve any matter brought to a vote of New Amneal Stockholders without the affirmative vote of any other stockholders. See the section entitled “Ancillary Agreements Related to the Combination—Stockholders Agreement” beginning on page 206.

Dividend Rights

The holders of Class A Common Stock and Class B-1 Common Stock will be entitled to receive dividends, if any, payable in cash, property, or securities of New Amneal, as may be declared by the New Amneal Board, out of funds legally available for the payment of dividends, subject to any preferential or other rights of the holders of any outstanding shares of Preferred Stock. The holders of Class B Common Stock will not be entitled to receive any dividends.

Liquidation Rights

On the liquidation, dissolution or winding-up of New Amneal, whether voluntary or involuntary, the holders of Class A Common Stock and Class B-1 Common Stock will be entitled to share equally in all assets of New Amneal available for distribution among the stockholders of New Amneal after payment to all creditors of New Amneal and subject to any preferential or other rights of the holders of any outstanding shares of Preferred Stock. The holders of Class B Common Stock will not be entitled to share in such net assets.

Participation Rights

Under the New Amneal Charter, the holders of Class A Common Stock, Class B Common Stock and Class B-1 Common Stock will have no participation rights. However, the Stockholders Agreement provides that if New Amneal proposes to issue any securities, other than in certain issuances, the Amneal Group will have the right to purchase its pro rata share of such securities, based on the number of shares of Common Stock owned by the Amneal Group before such issuance. See the section entitled “Ancillary Agreements Related to the Combination—Stockholders Agreement” beginning on page 206.

Issuance and Restrictions of Class B Common Stock

Pursuant to the New Amneal Charter, shares of Class B Common Stock will be issued to the Amneal Group Members or their affiliates only to the extent necessary in certain circumstances to maintain a one-to-one ratio between the number of Amneal Common Units and the number of shares of Class B Common Stock held by such members. Shares of Class B Common Stock are transferable only for no consideration to New Amneal for automatic retirement or in accordance with the Stockholders Agreement and the LLC Agreement.

New Amneal Preferred Stock

Preferred Stock Outstanding at Closing

On completion of the Combination, no shares of Preferred Stock will be issued and outstanding.

Blank Check Preferred Stock

Under the New Amneal Charter, the New Amneal Board will have the authority to issue Preferred Stock in one or more series, and to fix for each series the voting powers and the distinctive designations, preferences and relative, participation, optional or other special rights and such qualifications, limitations or restrictions, as may be stated and expressed in the resolution or resolutions adopted by the New Amneal Board providing for the issuance of such series as may be permitted by the DGCL, including dividend rates, conversion rights, terms of redemption and liquidation preferences and the number of shares constituting each such series, without any further vote or action by the stockholders of New Amneal. For more information on New Amneal Preferred Stock, see the Form of New Amneal Charter attached as Annex  D to this combined proxy statement/prospectus.

Exclusive Forum

The New Amneal Charter will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on New Amneal’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of New Amneal’s directors or officers to New Amneal or New Amneal’s stockholders, (iii) any action asserting a claim against New Amneal arising pursuant to any provision of the DGCL, the New Amneal Charter, or the New Amneal Bylaws or (iv) any action asserting a claim against New Amneal governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against the New Amneal directors and officers.

Anti-takeover Effects of Provisions of the New Amneal Charter and Bylaws and Other Governing Documents

Although immediately after Closing, Amneal will own a majority of New Amneal’s capital stock, the New Amneal Charter and New Amneal Bylaws and other governing documents will also contain provisions that may delay, defer or discourage non-Amneal parties from acquiring control of New Amneal and Amneal from acquiring 100% of New Amneal. We expect that these provisions, which include those summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of New Amneal to first negotiate with the New Amneal Board, which we believe may result in an improvement of the terms of any such acquisition in favor of New Amneal Stockholders. However, the New Amneal Charter and the New Amneal Bylaws also give the New Amneal Board the power to discourage acquisitions that some stockholders may favor.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

The New Amneal Bylaws provide that stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the New Amneal Board or by a qualified stockholder of record on the Record Date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to New Amneal’s secretary of the stockholder’s intention to bring such business before the meeting. The New Amneal Bylaws provide that special meetings of the stockholders may be called by (1) a Co-Chairman of the New Amneal Board, (2) the CEO of New Amneal, or (3) by resolution adopted by a majority of the directors of the New Amneal Board. The New Amneal Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice and duration of ownership requirements set forth in the New Amneal Bylaws and provide New Amneal with certain information.

These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of New Amneal or its management. However, the New Amneal Bylaws also provide that, subject to the DGCL and the New Amneal Charter, any action that could be taken by stockholders at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote if there is written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted.

Amneal Directors

See the section entitled “—Stockholders Agreement—Corporate Governance” beginning on page 206. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of New Amneal or New Amneal’s management by making it more difficult for non-Amneal investors to gain the majority control of the New Amneal Board absent prior consent by the Amneal Group Members.

Amneal Consent Rights

For so long as the Amneal Group Members beneficially own more than 25% of the outstanding New Amneal Shares, New Amneal may not take certain actions without obtaining the prior consent of the Amneal

Group Representative, including but not limited to, amending the New Amneal Charter or the New Amneal Bylaws in a manner that adversely impacts any Amneal Group Member and consummating any Company Sale in which any Amneal Group Member receives a different amount or form of consideration for the New Amneal Shares held by such Amneal Group Member as other holders of such New Amneal Shares. See the section entitled “—Corporate Governance—Amneal Consent Rights” beginning on page 208.

Restrictions on Transfers

The Amneal Group Members will be prohibited from transferring more than 15% of the outstanding Class A Common Stock in any 12-month period, or any New Amneal Shares to a person or group that would beneficially own more than 15% of the voting power of the outstanding New Amneal Shares after such transfer, unless approval of the Conflicts Committee has been obtained. This 15% ownership restriction will not apply to widely distributed public offerings of Common Stock and is subject to other customary exceptions. See the section entitled “—Stockholders Agreement—Restrictions on Transfers and Acquisitions” beginning on page 209.

Restrictions on Acquisitions by the Amneal Group

Any proposal by an Amneal Group Member to acquire all outstanding New Amneal Shares held by non-Amneal stockholders will be subject to the approval of the Conflicts Committee and a majority of the non-Amneal stockholders of New Amneal in accordance with the terms of the Stockholders Agreement. Further, until the earlier of the third anniversary of the Closing Date and such time when the Amneal Group Members beneficially own less than 20% of the outstanding New Amneal Shares, Amneal will be prohibited from acquiring beneficial ownership of New Amneal Shares, seeking a change in the composition or size of the New Amneal Board, or soliciting proxies in connection with the election and removal of Non-Amneal Directors, subject to certain exceptions. See the section entitled “—Stockholders Agreement—Restrictions on Transfers and Acquisitions” beginning on page 209.

These provisions may have the effect of deferring, delaying or discouraging Amneal from buying out New Amneal by limiting Amneal’s ability in acquiring additional equity interests in New Amneal and seeking disproportionate influence on the New Amneal Board.

Requirements for Advance Approval of Certain Taxable Transactions

For so long as the Amneal Group beneficially owns either (a) shares of Class B Common Stock representing at least 10% of the outstanding New Amneal Shares or (b) at least 45,000,000 New Amneal Shares, New Amneal must obtain the Amneal Group’s consent before consummating any transaction involving New Amneal or any of its subsidiaries that would reasonably be expected to result in the recognition of $40,000,000 or more in taxable income or gain by the Amneal Group. See the section entitled “—Stockholders Agreement—Restrictions on Transfers and Acquisitions” beginning on page 209.

New Amneal and its subsidiaries must seek prior written consent from the Amneal Group Representative or agree to use their best efforts to ensure that, during the taxable periods in which any Member is allocated any gain attributable to such transaction, each such Member would receive distributions equal to its assumed tax liability before (i) making a disposition of any assets held by Amneal or its subsidiaries prior to the Closing if the cumulative “amount realized” (as such term is defined for U.S. federal income tax purposes) for all such dispositions in any 12-month period would be in excess of $40,000,000, (ii) acquiring any equity interests or assets of other business entities, or (iii) entering into additional agreements with other persons that are similar to the Tax Receivable Agreement.. See the section entitled “Ancillary Agreements Related to the Combination—Tax Receivable Agreement” beginning on page 215.

These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of New Amneal or New Amneal’s management by limiting the ability of New Amneal to issue securities, make acquisitions, and dispose assets.

Acceleration of Tax Benefit Payment

In the event of a Change of Control, New Amneal will be required to make an Early Termination Payment to the Members, equal to the present value of the tax benefit payments to be paid to each such Member, discounted at the lesser of ICE LIBOR plus 100 basis points or 6.50% per annum, compounded annually. See the section entitled “Ancillary Agreements Related to the Combination—Tax Receivable Agreement” beginning on page 215. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of New Amneal or New Amneal’s management by subjecting New Amneal or its successor to significant upfront payment obligations and imposing additional pressure on the cash flow of New Amneal or its successor.

Authorized but Unissued Shares

The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could make more difficult or discourage an attempt to obtain control of New Amneal by means of a proxy contest, tender offer, merger or otherwise.

Delaware Anti-takeover Statute

New Amneal will be subject to Section 203 of the DGCL. Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless: (1) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of two-thirds of the holders of the outstanding voting stock which is not owned by the interested stockholder. However, the New Amneal Board (including its members designated by Amneal) may approve in advance certain acquisitions for purposes of Section 203 of the DGCL.

Corporate Opportunities and Transactions with Controlling Stockholder

In recognition and anticipation of the fact that (a) that New Amneal will not be a wholly owned subsidiary of Amneal and that Amneal will be a significant stockholder of New Amneal, (b) that directors, officers and/or employees of Amneal may serve as directors and/or officers of New Amneal, (c) that, subject to any contractual arrangements that may otherwise from time to time be agreed to between Amneal and New Amneal (including the Stockholders Agreement), Amneal engages in or may engage in lines of business similar to or related to, or the same as those in which New Amneal may engage and/or other business activities that overlap with or compete with those in which New Amneal may engage, and (d) that Amneal may have an interest in the same areas of corporate opportunity as New Amneal and its affiliates, the New Amneal Charter will provide for the allocation of certain transactions and corporate opportunities between New Amneal and Amneal. Specifically, except as otherwise agreed in writing by New Amneal and Amneal (including in the Stockholders Agreement), Amneal will be permitted to engage in lines of business similar to or the same as those of New Amneal or to do business with any client, customer or vendor of New Amneal.

Except as otherwise agreed in writing by New Amneal and Amneal, in the event that Amneal is presented with or acquires knowledge of a corporate opportunity, such corporate opportunity will belong to Amneal unless such opportunity was expressly offered to Amneal in its capacity as a stockholder of New Amneal. New Amneal renounces any interest or expectancy of New Amneal or its affiliates in any corporate opportunity presented to Amneal or to any individual who is a director, officer or employee of New Amneal and is also a director, officer or employee of Amneal (“Dual Role Person”) pursuant to Section 122(17) of the DGCL, and waives any claim that such business opportunity constituted a corporate opportunity that should have been presented to New Amneal or its affiliates, and Amneal will not be liable to New Amneal by reason of the fact that Amneal acquires or seeks such corporate opportunity for itself, directs such corporate opportunity to another person, or otherwise does not communicate information regarding such corporate opportunity to New Amneal.

The New Amneal Charter provides that no Dual Role Person who is presented with or acquires knowledge of a corporate opportunity in any capacity (i) will have any duty to communicate or offer to New Amneal or any of its affiliates any corporate opportunity, (ii) will be prohibited from communicating or offering any corporate opportunity to Amneal or any other person or participating in such corporate opportunity and (iii) to the fullest extent permitted by law, will have any liability to New Amneal or its stockholders for breach of any fiduciary duty as a stockholder, director or officer of New Amneal, as the case may be, related to such corporate opportunity.

By becoming a stockholder in New Amneal, you will be deemed to have had notice of and consented to these provisions of the New Amneal Charter.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Common Stock will be identified prior to the closing.

Listing of Common Stock

Holdco will apply for listing of Class A Common Stock on the NYSE under the trading symbol “AMRX” (or if such ticker symbol becomes unavailable, such other ticker symbol as may be agreed upon in writing by Impax and Amneal).

COMPARISON OF STOCKHOLDERS’ RIGHTS

The rights of Impax Stockholders under the DGCL, the restated certificate of incorporation of Impax, as amended (the “Impax Charter”), and the restated bylaws of Impax, as amended (the “Impax Bylaws”), prior to the completion of the Combination are different from the rights that Impax Stockholders will have as holders of Class A Common Stock immediately following the completion of the Combination under the DGCL, the New Amneal Charter, the New Amneal Bylaws, and the Stockholders Agreement. Below is a comparison of the current rights of Impax Stockholders and the rights those stockholders will have as New Amneal Stockholders immediately following the Combination. The summary in the following chart does not purport to be complete, and it does not identify all differences that may, under certain situations, be material to Impax Stockholders. The summary is subject in all respects, and qualified by reference to, the DGCL, the Impax Charter, the Impax Bylaws, the New Amneal Charter, the New Amneal Bylaws, and the Stockholders Agreement, which is incorporated into the New Amneal Charter. You are encouraged to read such documents and the DGCL carefully. For additional details on the terms of the Stockholders Agreement, see the section entitled “Ancillary Agreements Related to the Combination—Stockholders Agreement” beginning on page 206.

Copies of the Impax Charter and the Impax Bylaws are incorporated by reference into this combined proxy statement/prospectus and will be sent to Impax Stockholders upon request. Forms of the New Amneal Charter and the New Amneal Bylaws which will be in effect at Closing are attached as Annex D and Annex E, respectively, to this combined proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 259.

Impax Stockholder Rights	New Amneal Stockholder Rights
Authorized Capital Stock

Impax is authorized to issue:

•   150,000,000 shares of common stock, of which 74,102,660 were issued and outstanding as of November 16, 2017.

•   2,000,000 shares of preferred stock, of which 0 were issued and outstanding as of November 16, 2017

The Impax Board is authorized to issue the preferred stock in one or more series.

New Amneal is authorized to issue:

•   900,000,000 shares of Class A Common Stock.

•   300,000,000 shares of Class B Common Stock.

•   18,000,000 shares of Class B-1 Common Stock.

•   2,000,000 shares of Preferred Stock.

The New Amneal Board is authorized to issue the Preferred Stock in one or more series.

Voting Rights

Under the Impax Bylaws, each stockholder will be entitled to one vote for each share of capital stock held by such stockholder.	Each outstanding share of Class A Common Stock and Class B Common Stock entitles the holder thereof to one vote on each matter properly submitted to New Amneal Stockholders; provided that holders of Common Stock will not be entitled to vote on any amendment to the New Amneal Charter that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote on such terms pursuant to the New Amneal Charter or the DGCL. Other than with respect to election of the Class B-1 Director, holders of Class B-1 Common Stock shall not be entitled to vote on any matter.

Impax Stockholder Rights	New Amneal Stockholder Rights
Quorum

Except where otherwise provided by statute or by the Impax Charter the holders of a majority of the issued and outstanding shares of stock entitled to vote, present in person, by remote communication, or represented by proxy duly authorized, will constitute a quorum for the transaction of business at all meetings of stockholders. Where a separate vote by a class, classes or series is required, except where otherwise provided by the DGCL, the Impax Charter or the Impax Bylaws, a majority of the outstanding shares of such class, classes or series, present in person, by remote communication, or represented by proxy duly authorized, will constitute a quorum entitled to take action with respect to that vote on that matter.	The holders of a majority in voting power of the shares of capital stock of New Amneal issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication or represented by duly authorized proxy will constitute a quorum at all meetings of the stockholders; provided, however, that where a separate vote by a class or classes or series of capital stock is required, except where otherwise provided by the DGCL, the New Amneal Charter or the New Amneal Bylaws, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of New Amneal issued and outstanding and entitled to vote on such matters, present in person, present by means of remote communication or represented by duly authorized proxy, will constitute a quorum of such class or classes or series entitled to take action with respect to the vote on such matter.

Stockholder Rights Plans

Impax is not a party to a stockholder rights plan.	New Amneal is not a party to a stockholder rights plan.

Number of Directors

The authorized number of directors of the Impax Board must be no less than one or more than nine, which number will be fixed by the Impax Board by resolution from time to time.

The New Amneal Bylaws provide that the New Amneal Board, subject to the Stockholders Agreement, may fix the number of directors from time to time by resolution, which will be no less than one nor more than fifteen. If an Executive Event has not occurred, immediately following Closing, the New Amneal Board will be comprised of seven designees from Amneal five former directors of Impax (including Paul M. Bisaro, the CEO of Impax, and four independent directors of Impax, including Robert L. Burr, the chairman of the Impax Board, who will serve as lead independent director of the New Amneal Board, and Robert A. Stewart, who will be the CEO of New Amneal.) If an Executive Event has occurred, Robert A. Stewart will not be the CEO of New Amneal or serve on the New Amneal Board, and the number of Amneal designees will be six.

Under the Stockholders Agreement, Amneal will have the right to designate seven (or, if an Executive Event has occurred, six) nominees to the New Amneal Board so long as the Existing Amneal

Impax Stockholder Rights	New Amneal Stockholder Rights
Members continue to beneficially own at least fifty percent (50%) of the New Amneal Shares. Successors to the Non-Amneal Directors will be designated by the Nominating Committee and must satisfy the qualifications of independent directors, subject to the prior written consent of the Conflicts Committee. Until the Trigger Date, the Conflicts Committee will be comprised solely of independent directors. See the section entitled “Ancillary Agreements Related to the Combination—Stockholders Agreement” beginning on page 206. Additionally, until the earlier of (i) such time as TPG ceases to own at least 4% of the outstanding New Amneal Shares and (ii) the date that is twelve months from the Closing, TPG will have the right to designate a director for appointment to the New Amneal Board.

Filling Vacancies on the Board of Directors

In the case of any newly created directorships or vacancy on the Impax Board, however created, the additional director or directors will be elected and the vacancy or vacancies will be filled by a majority vote of the directors then in office, although less than a quorum, or by a sole remaining director. However, if the Impax Board determines by resolution that a newly created directorship or vacancy should be filled by the stockholders, the stockholders will elect a nominee to fill such newly created directorship or vacancy.

Under the New Amneal Bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors will be filled solely by the affirmative vote of at least a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and will not be filled by the stockholders, unless the New Amneal Board determines by resolution that any such vacancy or newly created directorships will be filled by the stockholders.

Under the Stockholders Agreement, for so long as Amneal meets certain ownership criteria, any vacancy created by a director that had been designated by Amneal will be filled by the New Amneal Board with a director designated by Amneal. The Nominating Committee will have the right to fill any vacancy of a non-Amneal designee with a person who satisfies all the qualifications of an independent director, subject to the written consent of the Conflicts Committee. See the section entitled “Ancillary Agreements Related to the Combination—Stockholders Agreement” beginning on page 206.

Removal of Directors

Any director or the entire Impax Board may be removed, either for or without cause, at any time, by the affirmative vote of the holders of a majority of the shares entitled to vote at an election of directors at any annual or special meeting of the stockholders called for that purpose.	Subject to the terms of the Stockholders Agreement, any director or the entire New Amneal Board may be removed from office at any time with or without cause by the affirmative vote of the holders of a majority of the voting power of the issued and outstanding shares of New Amneal capital stock entitled to vote thereon.

Impax Stockholder Rights	New Amneal Stockholder Rights
In addition, under the Stockholders Agreement, Amneal will have the authority to remove any Amneal-designated directors so long as it meets certain ownership criteria. See the section entitled “Ancillary Agreements Related to the Combination—Stockholders Agreement” beginning on page 206.

Director Nominations by Stockholders

Nominations of persons for election to the Impax Board may be made at an annual or special meeting of stockholders by any Impax Stockholders (i) who is a stockholder of record on the date of the giving of the notice, on the record date, and at the time of such meeting, (ii) who is entitled to vote at such meeting, and (iii) who complies with the notice procedures set forth in the Impax Bylaws. For nominations to be properly made before an annual or special meeting, the stockholder must have given timely notice thereof in proper written form to the Secretary of Impax.

To be considered timely with respect to an election to be held at an annual meeting, a stockholder’s notice of nomination must be received by the Secretary of Impax not less than 90 days or more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is more than 30 days before or more than 60 days after than such anniversary date, notice must be received not earlier than 120 days and not later than the later of 90 days prior to the annual meeting or, if the first public disclosure of the date of such annual meeting is less than 100 days prior to the annual meeting, 10 days following the first public disclosure.

To be considered timely with respect to an election to be held at a special meeting, a stockholder’s notice of nomination must be delivered in the manner described above not earlier than 120 days, and not later than 90 days prior to the special meeting or, if the first public disclosure made by Impax of the date of such special meeting is less than 100 days prior to the special meeting, not later than 10 days following the first public disclosure of such special meeting.

A stockholder’s notice of nomination must set forth the following information about the stockholder giving the notice: (i) the name and record address of such

Nominations of persons for election to the New Amneal Board may be made at an annual or special meeting of any New Amneal Stockholder (i) who is a stockholder of record on the date of the giving of the notice, on the record date, and at the time of such meeting, (ii) who is entitled to vote at such meeting, and (iii) who complies with the notice procedures set forth in the New Amneal Bylaws. For nominations to be properly made before an annual or special meeting, the stockholder must have given timely notice thereof in proper written form to the Secretary of New Amneal.

To be considered timely with respect to an election to be held at an annual meeting, a stockholder’s notice of nomination must be received by the Secretary of New Amneal not less than 90 days or more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is more than 30 days before or more than 60 days after than such anniversary date, notice must be received not earlier than 120 days and not later than the later of 90 days prior to such annual meeting or, if the first public disclosure of the date of such annual meeting is less than 100 days prior to the annual meeting, 10 days following the first public disclosure.

To be considered timely with respect to an election to be held at a special meeting, a stockholder’s notice of nomination must be delivered in the manner described above not earlier than 120 days, and not later than 90 days prior to the special meeting or, if the first public disclosure made by New Amneal of the date of such special meeting is less than 100 days prior to the special meeting, not later than 10 days following the first public disclosure of such special meeting.

Impax Stockholder Rights	New Amneal Stockholder Rights
stockholder, as they appear on Impax’s stock ledger, and the name and address of any Stockholder associated person; (ii) (A) the class and series and number of shares of capital stock of Impax owned by such stockholder or any Stockholder associated person and the investment intent at the time such shares were acquired, (B) any derivative instrument owned beneficially by such stockholder or any Stockholder associated person and any other right held by such stockholder or any Stockholder associated person to profit from any change in the value of shares of Impax, (C) any agreement or relationship pursuant to which such stockholder or any Stockholder associated person has a right to vote any shares of any security of Impax, (D) any short interest held by such stockholder or any Stockholder associated person in any security issued by Impax, (E) any rights to dividends on the shares of Impax owned beneficially by such stockholder or any Stockholder associated person, (F) any interest in shares of Impax or any derivative instruments held by a partnership in which such stockholder or any Stockholder associated person is a general partner or owns an interest in a general partner, and (G) any performance-related fees that such stockholder or any Stockholder associated person is entitled to based on any change in the value of shares of Impax or derivative instruments, including any such interests held by members of such stockholder’s or any Stockholder associated person’s immediate family sharing the same household; (iii) a description of all arrangements or understandings between such stockholder or any Stockholder associated person and each nominee and any other person pursuant to which the nominations are to be made; (iv) any material interest of such stockholder or any Stockholder associated person in the election of such proposed nominee; (v) a representation that such stockholder is a holder of record of stock of Impax entitled to vote at such meeting who intends to nominate the nominee; (vi) a representation from the stockholder as to whether the stockholder or any Stockholder associated person intends or is part of a group that intends to solicit proxies in support of the election of the nominee; (vii) whether and the extent to which any agreement has been made to change the voting power of such stockholder or such Stockholder associated person; (viii) any other information relating to such stockholder and any Stockholder associated person that would be required to be disclosed in filings required to be made with the SEC in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the	A stockholder’s notice of nomination must set forth the following information about the stockholder giving the notice: (i) the name and record address of such stockholder, as they appear on New Amneal’s stock ledger, and the name and address of any Stockholder associated person (as defined in the New Amneal Bylaws); (ii) (A) the class and series and number of shares of capital stock of New Amneal owned by such stockholder or any Stockholder associated person and the investment intent at the time such shares were acquired, (B) any derivative instrument owned beneficially by such stockholder or any Stockholder associated person and any other right held by such stockholder or any Stockholder associated person to profit from any change in the value of shares of New Amneal, (C) any agreement or relationship pursuant to which such stockholder or any Stockholder associated person has a right to vote any shares of any security of New Amneal, (D) any short interest by such stockholder or any Stockholder associated person in any security issued by New Amneal, (E) any rights to dividends on the shares of New Amneal owned beneficially by such stockholder or any Stockholder associated person, (F) any interest in shares of New Amneal or any derivative instruments held by a partnership in which such stockholder or any Stockholder associated person is a general partner or owns an interest in a general partner, and (G) any performance-related fees that such stockholder or any Stockholder associated person is entitled to based on any change in the value of shares of New Amneal or derivative instruments, including any such interests held by members of such stockholder’s or any Stockholder associated person’s immediate family sharing the same household; (iii) a description of all arrangements or understandings between such stockholder or any Stockholder associated person and each nominee and any other person pursuant to which the nominations are to be made; (iv) any material interest of such stockholder or any Stockholder associated person in the election of such proposed nominee; (v) a representation that such stockholder is a holder of record of stock of New Amneal entitled to vote at such meeting who intends to nominate the nominee; (vi) a representation from the stockholder as to whether the stockholder or any Stockholder associated person intends or is part of a group that intends to solicit proxies in support of the election of the nominee; (vii) whether and the extent to which any agreement has been made to change the voting power of such stockholder or such Stockholder associated

Impax Stockholder Rights	New Amneal Stockholder Rights

Exchange Act; and (viii) any other information that Impax may require nominees to furnish.

If the number of directors to be elected to the Impax Board at an annual meeting is increased and there is no public disclosure by Impax at least 90 calendar days prior to the first anniversary of the date of the immediately preceding year’s annual meeting, a stockholder’s notice will also be considered timely with respect to nominees for any new positions created by such increase if it is received by the Secretary of Impax not later than the close of business on the 10th calendar day following the day on which such public disclosure is first made.

person; (viii) any other information relating to such stockholder and any Stockholder associated person that would be required to be disclosed in filings required to be made with the SEC in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act; and (viii) any other information that New Amneal may require nominees to furnish.

If the number of directors to be elected to the New Amneal Board at an annual meeting is increased and there is no public disclosure by New Amneal at least 90 calendar days prior to the first anniversary of the date of the immediately preceding year’s annual meeting, a stockholder’s notice will also be considered timely with respect to nominees for any new positions created by such increase if it is received by the Secretary of New Amneal not later than the close of business on the 10th calendar day following the day on which such public disclosure is first made.

Stockholder Proposals

Stockholders may propose business to be brought before an annual meeting if such business is a proper subject for stockholder action under applicable law, as determined by the Chairman of Impax Board or other person who presides over the meeting, and such stockholder (i) must be a stockholder of record on the date of the giving of the notice and on the record date for the determination of stockholders entitled to vote at such annual meeting, (ii) must be entitled to vote at such meeting, and (iii) must have given timely notice in proper written form to the Secretary of Impax.

To be timely, a stockholder’s notice must be received by the Secretary of Impax not earlier than the close of business on the 120th calendar day, and not later than the close of business on the 90th calendar day, prior to the first anniversary of the immediately preceding year’s annual meeting; provided, however, if no annual meeting was held in the previous year or the annual meeting is called for a date that is more than 30 calendar days earlier or more than 60 calendar days later than such anniversary date, notice by the stockholder in order to be timely must be received not earlier than the close of business on the 120th calendar day prior to the date of such annual meeting and not later than the close of business on the later of the 90th calendar day prior to the date of such annual meeting or, if the first public

Stockholders may propose business to be brought before an annual meeting if such business is a proper subject for stockholder action under applicable law, as determined by a Co-Chairman of the New Amneal Board or other person who presides over the meeting, and such stockholder (i) must be a stockholder of record on the date of the giving of the notice and on the record date for the determination of stockholders entitled to vote at such annual meeting, (ii) must be entitled to vote at such meeting, and (iii) must have given timely notice in proper written form to the Secretary of New Amneal.

To be timely, a stockholder’s notice must be received by the Secretary of New Amneal not earlier than the close of business on the 120th calendar day, and not later than the close of business on the 90th calendar day, prior to the first anniversary of the immediately preceding year’s annual meeting; provided, however, if no annual meeting was held in the previous year or the annual meeting is called for a date that is more than 30 calendar days earlier or more than 60 calendar days later than such anniversary date, notice by the stockholder in order to be timely must be received not earlier than the close of business on the 120th calendar day prior to the date of such annual meeting and not later than the close of business on

Impax Stockholder Rights	New Amneal Stockholder Rights

disclosure of the date of such annual meeting is less than 100 calendar days prior to the date of such annual meeting, the 10th calendar day following the day on which public disclosure of the date of such annual meeting is first made by Impax. In no event will any adjournment or postponement of an annual meeting or the public disclosure thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

To be in proper written form, as to each matter the stockholder proposes to bring before the meeting, a stockholder’s notice to the Secretary of Impax must set forth the following: (i) a description of the business desired to be brought before the meeting, including the text of the proposal or business and the text of any resolutions proposed for consideration; (ii) the name and record address, as they appear on Impax’s stock ledger, of such stockholder and the name and address of any Stockholder associated person; (iii) (A) the class and series and number of shares of capital stock of Impax which are beneficially owned by such stockholder or any Stockholder associated person, the date such shares were acquired and the investment intent at the time such shares were acquired, (B) any derivative instrument owned by such stockholder or any Stockholder associated person and any other right held by such stockholder or any Stockholder associated person to profit from any change in the value of shares of Impax, (C) any agreement or relationship pursuant to which such stockholder or any Stockholder associated person has a right to vote any securities of Impax, (D) any short interest held by such stockholder or any Stockholder associated person in any security issued by Impax, (E) any rights to dividends on the shares of Impax owned beneficially by such stockholder or any Stockholder associated person that are separated or separable from the underlying securities of Impax, (F) any interest in securities of Impax or derivative instrument held by a partnership in which such stockholder or any Stockholder associated person is a general partner or owns an interest in a general partner, and (G) any performance-related fees (other than an asset-based fee) that such stockholder or any Stockholder associated person is entitled to based on any change in the value of securities of Impax or derivative instruments; (iv) a description of all arrangements or understandings between such stockholder and/or any Stockholder associated person and any other person in connection with the proposal of such business by such stockholder; (v) any material the later of the 90th calendar day prior to the date of such annual meeting or, if the first public disclosure of the date of such annual meeting is less than 100 calendar days prior to the date of such annual meeting, the 10th calendar day following the day on which public disclosure of the date of such annual meeting is first made by New Amneal. In no event will any adjournment or postponement of an annual meeting or the public disclosure thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

To be in proper written form, as to each matter the stockholder proposes to bring before the meeting, a stockholder’s notice must set forth the following: (i) a description of the business desired to be brought before the meeting, including the text of the proposal or business and the text of any resolutions proposed for consideration; (ii) the name and record address, as they appear on the New Amneal’s stock ledger, of such stockholder and the name and address of any Stockholder associated person; (iii) (A) the class and series and number of shares of capital stock of New Amneal which are beneficially owned by such stockholder or any Stockholder associated person, the date such shares were acquired and the investment intent at the time such shares were acquired, (B) any derivative instrument owned beneficially by such stockholder or any Stockholder associated person and any other right held by such stockholder or any Stockholder associated person to profit from any change in the value of shares of New Amneal, (C) any agreement or relationship pursuant to which such stockholder or any Stockholder associated person has a right to vote any securities of New Amneal, (D) any short interest held by such stockholder or any Stockholder associated person in any security issued by New Amneal, (E) any rights to dividends on the shares of New Amneal owned beneficially by such stockholder or any Stockholder associated person that are separated or separable from the underlying securities, (F) any interest in securities of New Amneal or derivative instruments held by a partnership in which such stockholder or any Stockholder associated person is a general partner or owns an interest in a general partner, and (G) any performance-related fees (other than an asset-based fee) that such stockholder or any Stockholder associated person is entitled to based on any change in the value of securities of New Amneal or derivative instruments; (iv) a description of all

Impax Stockholder Rights	New Amneal Stockholder Rights
interest of such stockholder or any Stockholder associated person in such business; (vi) a representation from such stockholder as to whether the stockholder or any Stockholder associated person intends or is part of a group which intends to solicit proxies in support of such proposal; (vii) a representation that such stockholder is a holder of record of stock of Impax entitled to vote at such meeting who intends to vote and appear at the meeting in person or by proxy to bring such business before such meeting; (viii) whether and the extent to which any agreement, arrangement or understanding has been made to change the voting power of such stockholder or any Stockholder associated person with respect to any securities of Impax; (ix) in the event that such business includes a proposal to amend these Bylaws, the complete text of the proposed amendment; and (x) such other information that would be required to be disclosed in filings required to be made with the SEC in connection with the solicitations of proxies for such business pursuant to Section 14 of the Exchange Act (or pursuant to any law or statute replacing such section).	arrangements or understandings between such stockholder and/or any Stockholder associated person and any other person in connection with the proposal; (v) any material interest of such stockholder or any Stockholder associated person in such business; (vi) a representation from such stockholder as to whether the stockholder or any Stockholder associated person intends or is part of a group that intends to solicit proxies in support of such proposal; (vii) a representation that such stockholder is a holder of record of stock of New Amneal entitled to vote at such meeting who intends to vote and appear at the meeting in person or by proxy to bring such business before such meeting; (viii) whether and the extent to which any agreement or understanding has been made to change the voting power of such stockholder or any Stockholder associated person with respect to any securities of New Amneal; (ix) in the event that such business includes a proposal to amend the New Amneal Bylaws, the complete text of the proposed amendment; and (x) such other information that would be required to be disclosed in filings required to be made with the SEC in connection with the solicitations of proxies for such business pursuant to Section 14 of the Exchange Act (or pursuant to any law or statute replacing such section).

Stockholder Action by Written Consent

Stockholder action may be taken without a meeting, without prior notice or without a vote if a written consent to the action is signed by the stockholders representing the number of shares necessary to take the action at a meeting at which all shares entitled to vote were present and voted. Prompt notice of any action taken by less than a unanimous vote must be given to stockholders who did not sign the consent.	Stockholder action may be taken without a meeting, without prior notice or without a vote if a written consent to the action is signed by the stockholders representing the number of shares necessary to take the action at a meeting at which all shares entitled to vote were present and voted. Prompt notice of any action taken by less than a unanimous vote must be given to stockholders who did not sign the consent.

Amendments to Certificate of Incorporation

The Impax Charter may be amended as provided by the DGCL. Under Delaware law, certain amendments to the certificate of incorporation will require the approval of the Impax Board and the approval of the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment.	The New Amneal Charter may be amended by the affirmative vote of the holders of a majority of the voting power of the issued and outstanding shares of capital stock of New Amneal entitled to vote. However, pursuant to the Stockholders Agreement, for so long as the Amneal Group Members beneficially own more than 25% of the outstanding New Amneal Shares, the New Amneal Charter cannot be amended in a manner that adversely impacts any Amneal Group Member without obtaining the prior consent of the Amneal Group Representative.

Impax Stockholder Rights	New Amneal Stockholder Rights
Amendments to Bylaws

Without the approval of the Impax Board, Impax Stockholders may only amend, alter or repeal Impax Bylaws by an affirmative vote of the holders of a majority in voting power of the issued and outstanding shares entitled to vote; provided, however, any amendment to or repeal of certain Bylaws provisions requires an affirmative vote of the holders of not less than two-thirds of the voting power of the issued and outstanding shares entitled to vote at a duly called and convened annual or special meeting of stockholders. Further, the Impax Board may, in its discretion, make, alter, amend or repeal Impax Bylaws by the affirmative vote of not less than a majority of the Impax Board, except as such power may be restricted or limited by the DGCL.	Without the approval of the New Amneal Board, the New Amneal Stockholders may only amend, alter or repeal the New Amneal Bylaws by an affirmative vote of the holders of a majority in voting power of the issued and outstanding shares entitled to vote; provided, however, any amendment to or repeal of certain Bylaws provisions requires an affirmative vote of the holders of not less than two-thirds of the voting power of the issued and outstanding shares entitled to vote at a duly called and convened annual or special meeting of stockholders. Further, the New Amneal Board may, in its discretion, make, alter, amend or repeal the New Amneal Bylaws by the affirmative vote of not less than a majority of the New Amneal Board or by unanimous written consent, except as such power may be restricted or limited by the DGCL. However, pursuant to the Stockholders Agreement, for so long as the Amneal Group Members beneficially own more than 25% of the outstanding New Amneal Shares, the New Amneal Bylaws cannot be amended in a manner that adversely impacts any Amneal Group Member without obtaining the prior consent of the Amneal Group Representative.

Special Meetings of Stockholders

Special meetings of stockholders, unless otherwise prescribed by the DGCL or the Impax Charter, may be called by the Chairman of the Board, the CEO or by resolution adopted by a majority of the total number of authorized directors.	Special meetings of stockholders, unless otherwise prescribed by the DGCL or the New Amneal Charter, may be called by a Co-Chairman of the Board, the CEO or by resolution adopted by a majority of the total number of authorized directors.

Limitation of Personal Liability of Directors

The Impax Charter contains a provision that eliminates the personal liability of a director of Impax to the fullest extent permitted by paragraph (7) of subsection (b) of Section 102 of the DGCL, as the same may be amended and supplemented.	The New Amneal Charter provides that, directors of New Amneal will not be personally liable to New Amneal or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities of the directors for (1) any breach of the director’s duty of loyalty to New Amneal or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Section 174 of the DGCL, (3) any transaction from which the director derived an improper personal benefit, or (4) any act or omission occurring prior to the filing of the New Amneal Charter.

Impax Stockholder Rights	New Amneal Stockholder Rights
Indemnification

The Impax Charter and Bylaws provide for the mandatory indemnification, to the fullest extent permitted by applicable law, of any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of Impax or is or was serving at the request of Impax as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person.

However, Impax will not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against Impax or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by applicable law, (ii) the proceeding was authorized by the Impax Board, (iii) such indemnification is provided by Impax, in its sole discretion, or (iv) such indemnification is required to be made under the Impax Bylaws, pursuant to the powers vested in Impax under the DGCL or any other applicable law.

The Impax Bylaws provide for mandatory advancement of expenses incurred by any indemnified person; provided the person to whom expenses are advanced undertakes to repay such amounts if it is ultimately determined that he or she is not entitled to be indemnified by Impax under its Bylaws or otherwise.

However, no advance will be made by Impax to an executive officer of Impax (except when such executive officer is or was a director of Impax) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision- making party at the time such determination is made

The New Amneal Charter provides for the mandatory indemnification, to the fullest extent permitted by applicable law, of any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of New Amneal or is or was serving at the request of New Amneal as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person.

However, New Amneal will not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against New Amneal or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by applicable law, (ii) the proceeding was authorized by the New Amneal Board, (iii) such indemnification is provided by New Amneal, in its sole discretion, or (iv) such indemnification is required to be made under the New Amneal Charter, pursuant to the powers vested in New Amneal under the DGCL or any other applicable law.

The New Amneal Charter provides for mandatory advancement of expenses incurred by any indemnified person; provided the person to whom expenses are advanced undertakes to repay such amounts if it is ultimately determined that he or she is not entitled to be indemnified by New Amneal under its Charter or otherwise.

However, no advance will be made by New Amneal to an executive officer of New Amneal (except when such executive officer is or was a director of New Amneal) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority

Impax Stockholder Rights	New Amneal Stockholder Rights
demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of Impax.	vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of New Amneal.

Corporate Opportunities

The Impax Charter does not contain any provisions on corporate opportunities.

The New Amneal Charter provides that New Amneal and its affiliates may enter into agreements with Amneal to engage in transactions with each other, to compete or refrain from competing with each other, or to allocate opportunities between or to refer opportunities to each other. If Amneal has knowledge of a corporate opportunity, it will belong to Amneal unless it was expressly offered to Amneal in its capacity as a stockholder of New Amneal. New Amneal renounces any interest of New Amneal or its affiliates in any corporate opportunity presented to Amneal or to any individual who is a director, officer or employee of New Amneal and is also a director, officer or employee of Amneal (a “Dual Role Person”) pursuant to Section 122(17) of the DGCL, and waives any claim that such opportunity constituted a corporate opportunity that should have been presented to New Amneal or its affiliates, and Amneal will not be liable to New Amneal because Amneal seeks such corporate opportunity for itself, directs it to another person, or does not communicate information regarding it to New Amneal.

The New Amneal Charter provides that no Dual Role Person who has knowledge of a corporate opportunity in any capacity (i) shall have any duty to offer it to New Amneal or its affiliates, (ii) shall be prohibited from offering it to Amneal or any other person or participating in such opportunity and (iii) to the fullest extent permitted by law, will have any liability to New Amneal or its stockholders for breach of any fiduciary duty as a stockholder, director or officer of New Amneal relating to such corporate opportunity.

Business Combinations

The Impax Charter does not contain a provision expressly electing not to be governed by Section 203 of the DGCL.	The New Amneal Charter does not contain a provision expressly electing not to be governed by Section 203 of the DGCL.

Impax Stockholder Rights	New Amneal Stockholder Rights
The Impax Charter does not contain any provision requiring a supermajority vote of stockholders for business combinations.	The New Amneal Charter does not contain any provision requiring a supermajority vote of stockholders for business combinations.

Forum for Adjudication of Disputes

The Impax Charter provides that, whenever a compromise or arrangement is proposed between Impax and its creditors or stockholders, any court of equitable jurisdiction within the State of Delaware may, on the application of Impax or of any creditor or stockholder of Impax or on the application of any receiver or receivers appointed for Impax, order a meeting of the creditors and/or of the stockholders to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors and/or of the stockholders agree to any compromise or arrangement and to any reorganization of Impax as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization will, if sanctioned by the court to which the said application has been made, be binding on all creditors and/or all the stockholders of Impax and also on Impax.	The New Amneal Charter provides that unless New Amneal consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on New Amneal’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of New Amneal’s directors or officers to New Amneal or New Amneal’s stockholders, (iii) any action asserting a claim against New Amneal arising pursuant to any provision of the DGCL, the New Amneal Charter, or the New Amneal Bylaws or (iv) any action asserting a claim against New Amneal governed by the internal affairs doctrine. If such court does not have jurisdiction, the Superior Court of the state of Delaware or the United States District Court for the District of Delaware will be the forum for any such action.

BENEFICIAL OWNERSHIP OF IMPAX COMMON SHARES

Securities Ownership of Executive Officers and Directors

The table below reflects the number of Impax Shares beneficially owned as of February 1, 2018, by each director, the CEO, the chief financial officer, and the three other most highly paid executive officers (the “named executive officers”), and by all directors and executive officers of Impax as a group.

Name of Beneficial Owner(1)	Shares Beneficially Owned(1)		Percent of Class
L. Benet	173,008	(2)	*
P. M. Bisaro	212,500	(3)	*
D. Boothe	107,273	(4)	*
R. L. Burr	165,474	(5)	*
J. K. Buchi	31,746	(6)	*
A. Chao	456,387	(7)	*
M. Nestor	481,276	(8)	*
J. Nornhold	180,238	(9)	*
M. Pendergast	61,292	(10)	*
B. Reasons	278,373	(11)	*
M. Schlossberg	389,456	(12)	*
P. Terreri	162,479	(13)	*
J. Vergis	28,125	(14)	*
Directors and Officers (Total)	2,515,127

*	Represents beneficial ownership of less than one percent (1%) of our outstanding equity interests.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC based on factors such as voting or investment power with respect to shares of our common stock and includes shares of common stock currently issuable or issuable within 60 days of February 1, 2018 upon the exercise of stock options. Shares of common stock currently issuable or issuable within 60 days of February 1, 2018 upon the exercise of stock options are deemed to be outstanding in computing the percentage of beneficial ownership of the person holding such securities, but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other person. The address for all our current directors and executive officers is c/o Impax Laboratories, Inc., 30831 Huntwood Avenue, Hayward, CA 94544.
(2)	Represents 22,483 shares of common stock held by Dr. Benet directly, 600 shares of common stock held by The Benet Family Trust, as to which Dr. Benet has shared voting and investment power, and 149,925 shares of common stock underlying options that may be exercised within 60 days of February 1, 2018.
(3)	Represents 212,500 shares of common stock underlying options that may be exercised within 60 days of February 1, 2018.
(4)	Represents 80,590 shares of common stock owned by Mr. Boothe directly and 26,683 shares of common stock underlying options that may be exercised within 60 days of February 1, 2018.
(5)	Represents 60,475 shares of common stock held by Mr. Burr directly, 6,057 shares of common stock held by Robert L. Burr IRA account, as to which Mr. Burr has sole voting and investment power, and 98,942 shares of common stock underlying options that may be exercised within 60 days of February 1, 2018.
(6)	Represents 11,301 shares of common stock owned by Mr. Buchi directly and 20,445 shares of common stock underlying options that may be exercised within 60 days of February 1, 2018.
(7)	Represents 69,445 shares of common stock held by Dr. Chao directly, 180,000 shares of common stock held by the Allen Chao and Lee-Hwa Chao Family Trust, 116,000 shares of common stock held by Allen Chao Interest, Ltd. and 20,000 shares of common stock held by MAL Investment, each as to which Dr. Chao has voting and investment power, and 70,942 shares of common stock underlying options that may be exercised within 60 days of February 1, 2018.
(8)	Represents 106,943 shares of common stock owned by Mr. Nestor directly and 374,333 shares of common stock underlying options that may be exercised within 60 days of February 1, 2018.

(9)	Represents 86,233 shares of common stock held by Mr. Nornhold directly and 94,005 shares of common stock underlying options that may be exercised within 60 days of February 1, 2018.
(10)	Represents 22,350 shares of common stock owned by Ms. Pendergast directly and 38,942 shares of common stock underlying options that may be exercised within 60 days of February 1, 2018.
(11)	Represents 103,894 shares of common stock held by Mr. Reasons directly and 174,479 shares of common stock underlying options that may be exercised within 60 days of February 1, 2018.
(12)	Represents 98,456 shares of common stock owned by Mr. Schlossberg directly and 291,000 options to purchase shares of common stock are exercisable within 60 days of February 1, 2018.
(13)	Represents 48,537 shares of common stock held by Mr. Terreri directly and 113,942 shares of common stock underlying options that may be exercised within 60 days of February 1, 2018.
(14)	Represents 12,150 shares of common stock held by Ms. Vergis directly and 15,975 shares of common stock underlying options that may be exercised within 60 days of February 1, 2018.

Securities Ownership of Principal Stockholders

The table below reports the number of Impax Shares beneficially owned as of February 1, 2018, by BlackRock, Inc., The Vanguard Group, Maverick Capital Ltd, and Shanghai Fosun Pharmaceutical (Group) Co., Ltd. (directly or through subsidiaries), respectively, the only persons known to Impax to own beneficially more than 5% of Impax’s outstanding common stock. It is based on information contained in Schedule 13G/A filed with the SEC by BlackRock, Inc. on January 19, 2018 and in Forms 13F filed with the SEC by The Vanguard Group on November 14, 2017 and by Maverick Capital Ltd on November 14, 2017, and on information contained in Schedule 13G filed with the SEC by Shanghai Fosun Pharmaceutical (Group) Co., Ltd. on August 31, 2017. BlackRock, Inc. reported that it had sole voting power with respect to 9,686,366 shares and sole dispositive power with respect to 9,837,282 shares. The Vanguard Group reported that it had sole voting power with respect to 80,757 shares, shared voting power with respect to 8,800 shares, sole dispositive power with respect to 6,797,390 shares, and shared dispositive power with respect to 84,657 shares. Maverick Capital Ltd reported that it had sole voting power with respect to 6,494,298 shares and sole dispositive power with respect to 6,494,298 shares. Shanghai Fosun Pharmaceutical (Group) Co., Ltd. reported that it had shared voting power with respect to 3,854,995 shares and shared dispositive power with respect to 3,854,995 shares.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Class
BlackRock, Inc. 55 East 52nd Street New York, NY 10022	9,837,282	13.3%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	6,882,047	9.29%
Maverick Capital Ltd 300 Crescent Court, 18th Floor Dallas, TX 75201	6,494,298	8.76%
Shanghai Fosun Pharmaceutical (Group) Co., Ltd. Building A, No. 1289 Yishan Road Shanghai, China	3,854,995	5.20%

BENEFICIAL OWNERSHIP OF AMNEAL VOTING EQUITY

The following table sets forth information relating to the beneficial ownership of the outstanding voting equity interests of Amneal as of January 17, 2018, by:

•	each holder having beneficial ownership of more than 5% of the voting equity interests of Amneal;

•	each of the directors of Amneal;

•	the chief executive officer, the chief financial officer and the three other most highly paid executive officers of Amneal; and

•	all directors and executive officers of Amneal as a group.

Name and Address of Beneficial Owner(1)	Number of Class A Membership Units Beneficially Owned	Percentage of Class
5% Stockholders:
Amneal Holdings, LLC(2) c/o Amneal Pharmaceutical LLC 400 Crossing Boulevard, Third Floor Bridgewater, New Jersey 08807	189,000,000	100%

Directors and Executive Officers:

Chintu Patel(3)	—	*

Chirag Patel(3)	—	*

Tushar Patel(3)	—	*

Gautam Patel(3)	—	*

Jim Mastakas	—	*

Charles Lucarelli	—	*

James Luce	—	*

Shankar Hariharan	—	*

Executive officers and directors as a group (8 persons total)	—	*

*	Less than 1%

(1)	Beneficial ownership is based upon 189,000,000 Class A membership units of Amneal outstanding as of January 17, 2018.

(2)	Amneal Holdings, LLC is the managing member of Amneal Pharmaceuticals Holding Company, LLC, which is the record holder of the Class A Units of Amneal. Investment and voting decisions are made by Amneal Holdings, LLC through its board of managers, which is composed of four individuals, Chintu Patel, Chirag Patel, Tushar Patel and Gautam Patel, and which can only act by at least majority approval. None of the members of the board of managers of Amneal Holdings, LLC may act alone to direct the voting or disposition of the Class A Units of Amneal or otherwise has voting or investment power over such securities. Each of Chintu Patel, Chirag Patel, Tushar Patel and Gautam Patel disclaims beneficial ownership of the Class A Units of Amneal held by Amneal Pharmaceuticals Holding Company, LLC.

(3)	Each of Chintu Patel, Chirag Patel, Tushar Patel and Gautam Patel is a manager of Amneal Holdings, LLC and therefore may be deemed to share voting and dispositive power with respect to the Class A Units held by Amneal Pharmaceuticals Holding Company, LLC. Each of them disclaims beneficial ownership of these securities.

DIRECTORS AND EXECUTIVE OFFICERS OF NEW AMNEAL AFTER THE COMBINATION

Board of Directors

The business and affairs of New Amneal will be managed by or under the direction of the New Amneal Board. The Stockholders Agreement provides for the New Amneal director designation rights of Impax and Amneal. See the section entitled “Ancillary Agreements Related to the Combination—Stockholders Agreement” beginning on page 206 for more information.

The table below lists the persons expected to be nominated and elected to the New Amneal Board following the completion of the Combination, along with the party to the Stockholders Agreement expected to nominate each person, each nominee’s age as of the date of the Special Meeting, and any other position that such nominee will hold with New Amneal. Eight additional directors are expected to be named prior to the Closing.

Name	Position with New Amneal	Age as of Special Meeting	Nominated By
Paul M. Bisaro	Director	56	Impax
Robert L. Burr	Lead Independent Director	66	Impax
Chintu Patel	Co-Chairman	46	Amneal
Chirag Patel	Co-Chairman	50	Amneal
Robert A. Stewart	Director	50	—

The following is a brief biography of each director nominee of the New Amneal Board that is known as of the date of this combined proxy statement/prospectus. Biographical information with respect to the current Impax directors is contained in Impax’s Schedule 14A proxy statement filed with the SEC on April 5, 2017, and is incorporated herein by reference.

Chintu Patel

Chintu Patel, 46, is Amneal’s Co-Founder and has served as Co-Chairman and Co-Chief Executive Officer of Amneal since 2002. Mr. Patel holds a bachelor’s degree in pharmacy from Rutgers College of Pharmacy. With his brother, Chirag Patel, Mr. Patel built the Amneal Alliance Companies, a group of independent companies engaged in the development of healthcare technologies and products. The Amneal Alliance Companies include Adello Biologics, LLC (“Adello”) (engaged in the development of biosimilar pharmaceutical products), AmDerma Pharmaceuticals, LLC (“AmDerma”) (engaged in the development of dermatological products), Asana Biosciences, LLC (“Asana”) (an early stage drug discovery and R&D company focusing on several therapeutic areas, including oncology, pain and inflammation), Kashiv (engaged in the development of pharmaceutical products) and Prolong Pharmaceuticals LLC (“Prolong”) (an early stage biotechnology company focused on new branded hematology and oncology products). Mr. Patel serves on the management boards of each of these companies other than Kashiv. Mr. Patel also serves on the boards of the Long Island Association and the Make-a-Wish Foundation®, and is a recipient of the Ernst & Young National Entrepreneur of the Year Life Sciences Award. Mr. Patel’s long experience as an entrepreneur in the healthcare industry as a co-founder and leader of numerous successful pharmaceutical businesses, including Amneal, gives him deep understanding of the pharmaceutical industry and extensive expertise in the wide range of strategic, commercial, R&D and operational matters relevant to Amneal.

Chirag Patel

Chirag Patel, 50, is Amneal’s Co-Founder and has served as Co-Chairman and Co-Chief Executive Officer of Amneal since 2005. Mr. Patel received his bachelor’s degree in commerce from H.A. College of Commerce, India and his B.S. in business administration from New Jersey City University. He also holds an honorary doctorate degree from New Jersey City University. With his brother, Chintu Patel, Mr. Patel built the Amneal Alliance Companies, a group of independent companies engaged in the development of healthcare technologies and products. The Amneal Alliance Companies include Adello (engaged in the development of biosimilar pharmaceutical products), AmDerma (engaged in the development of dermatological products), Asana (an early stage drug discovery and R&D company focusing on several therapeutic areas, including oncology, pain and inflammation), Kashiv (engaged in the development of pharmaceutical products) and Prolong (an early stage biotechnology company focused on new branded hematology and oncology products). Mr. Patel serves on the management boards of each of these companies other than Kashiv. Mr. Patel also serves on the boards of the Association for Accessible Medicines® (formerly Generic Pharmaceutical Association), Liberty Science Center®, the Art of Living Foundation®, New Jersey City University Foundation and the Family Reach®Foundation, and is a recipient of the Ernst & Young National Entrepreneur of the Year Life Sciences Award. Mr. Patel’s long experience as an entrepreneur in the healthcare industry as a co-founder and leader of numerous successful pharmaceutical businesses, including Amneal, gives him deep understanding of the pharmaceutical industry and extensive expertise in the wide range of strategic, commercial, financial and operational matters relevant to Amneal.

Robert A. Stewart

Mr. Stewart, age 50, is expected to assume the role of Chief Executive Officer of Amneal beginning on January 25, 2018. He most recently served as Executive Vice President and Chief Operating Officer of Allergan plc (NYSE: AGN) (“Allergan”), a global pharmaceutical company beginning from May 2016 to December 2017 and previously at Allergan as President, Generics and Global Operations from March 2015 to May 2016, Chief Operating Officer from July 2014 to March 2015 and President, Global Operations, from August 2010 to July 2014. He previously served as Senior Vice President, Global Operations at Watson Pharmaceuticals from 2009 to August 2010 and held various positions with Abbott Laboratories, Inc. (NYSE: ABT), a multinational healthcare company, from 2001 until 2009 where he most recently served as Divisional Vice President, Global Supply Chain, Quality Assurance and prior to this position served as Divisional Vice President for U.S./Puerto Rico and Latin America Plant Operations. Preceding his time at Abbott Laboratories, Inc., he worked for Knoll Pharmaceutical Company from 1995 to 2001 and Hoffman La-Roche Inc. Mr. Stewart has been a North American Manufacturing board member since September 2016, and a member of the Fairleigh Dickinson University Board of Trustees since June 2017. He earned his Bachelor’s degree in Business Management and Finance from Fairleigh Dickinson University.

Committees of the New Amneal Board of Directors

The New Amneal Board is expected to form the following board committees:

•	Audit Committee;

•	Compensation Committee;

•	Nominating Committee;

•	Conflicts Committee; and

•	Integration Committee.

•	Chirag Patel, Chintu Patel and Paul M. Bisaro will serve on the Integration Committee. The membership of the other board committees has not been finalized as of the date of this combined proxy statement/prospectus.

New Amneal Director Compensation

Following the completion of the Combination, compensation for directors of New Amneal will be determined by the New Amneal Board. Amneal and Impax anticipate that compensation for service on the New Amneal Board will be provided only to the non-employee directors of New Amneal and will generally be consistent with the compensation provided to the current non-employee directors of New Amneal’s peer companies in the generic pharmaceuticals industry. The New Amneal Board will periodically assess the amount and terms of any compensation paid to directors of New Amneal.

The following table sets forth information concerning the compensation of individuals who provided services to Amneal prior to the completion of the Combination and who are expected to serve as non-employee directors of New Amneal during the year ended December 31, 2017:

Name	All Other Compensation ($)	Total ($)
Chintu Patel (1)	1,120,236 (2)	1,120,236
Chirag Patel (1)	1,124,116 (3)	1,124,116

(1)	Mr. Chintu Patel and Mr. Chirag Patel each currently serve as Co-CEO of Amneal and Co-Chairman of the Amneal Board. Upon completion of the Combination, Messrs. Patel and Patel will each serve as Co-Chairman of the New Amneal Board, but upon the completion of the Combination neither will serve as an executive officer of New Amneal. All of the compensation disclosed in this table for each of Messrs. Patel and Patel was earned or paid in connection with his service as Co-CEO of Amneal. Neither Mr. Patel nor Mr. Patel received additional compensation for his service as Co-Chairman of the Amneal Board.

(2)	Consists of (i) $1,025,000 in salary paid to Mr. Chintu Patel for his service as Co-CEO of Amneal and (ii) $95,236 relating to the aggregate incremental cost associated with Mr. Patel’s use of a car and chauffeur provided by Amneal.

(3)	Consists of (i) $1,025,000 in salary paid to Mr. Chirag Patel for his services as Co-CEO of Amneal and (ii) $99,116 relating to the aggregate incremental cost associated with Mr. Patel’s use of cars and a chauffeur provided by Amneal.

Executive Officers of Impax

See “Directors, Executive Officers and Corporate Governance” in Part III, Item 10 of Impax’s Form 10-K for the fiscal year ended December 31,2016 filed with the SEC on March 1, 2017 (incorporated by reference herein), which can be obtained at the Internet website maintained by the SEC at www.sec.gov. See “Executive Officers”, “Director Compensation”, “Compensation Discussion and Analysis”, “Compensation Committee Interlocks and Insider Participation” and “Compensation Committee Report” of Impax’s Schedule 14A proxy statement filed with the SEC on April 5, 2017 (incorporated by reference herein), which can be obtained at the Internet website maintained by the SEC at www.sec.gov.

Paul M. Bisaro currently serves as the President and CEO of Impax and has served in this capacity since March 27, 2017. In connection with his appointment as President and CEO of Impax, Mr. Bisaro and Impax entered into an employment agreement (the “Bisaro Employment Agreement”). The Bisaro Employment Agreement expires on March 27, 2019, unless further extended or earlier terminated. The Bisaro Employment Agreement automatically renews for single one-year periods unless either party provides a written notice of non-renewal at least 90 days prior to the end of the applicable term or unless it is terminated earlier.

Mr. Bisaro receives an annual base salary of $850,000, subject to increase, or decrease (only if salary decreases are concurrently implemented across the senior executives of Impax), as determined by the Impax Board or the compensation committee of the Impax Board. Mr. Bisaro is also eligible to receive an annual incentive bonus under Impax’s management bonus program. His eligibility for a 2017 annual incentive bonus is targeted at 100% of his base salary and up to 150% of his base salary based on the attainment of goals established in writing by the Impax Board or the compensation committee of the Impax Board, with such amount prorated based on the number of days elapsed in the year before and the date he commenced employment with Impax. On March 27, 2017, Mr. Bisaro was granted an option to purchase 850,000 Impax Shares with an exercise price per share of $12.70 that will vest and become exercisable as to 25% of the underlying shares on each of the first four anniversaries of March 27, 2017, subject to Mr. Bisaro’s continued employment with Impax.

Under the Bisaro Employment Agreement, Mr. Bisaro is entitled to severance payments and benefits if (i) Mr. Bisaro resigns for “good reason” (as defined in the Bisaro Employment Agreement), (ii) Impax terminates

Mr. Bisaro’s employment without cause (as defined in the Bisaro Employment Agreement) or (iii) Mr. Bisaro’s employment is terminated by reason of death or for reasons of disability of: (A) two times the sum of his base salary as then in effect plus two times the average of the annual cash bonus awards received by Mr. Bisaro for all fiscal years during the term of the Bisaro Employment Agreement; (B) in the event such resignation or termination occurs following Impax’s first fiscal quarter of any year, a pro rata portion of his cash bonus award for the fiscal year in which the termination occurs; (C) continuation of benefits for 24 months from the termination date; and (D) the vesting of Mr. Bisaro’s stock options and restricted stock will be accelerated to the extent such stock options and restricted stock would have vested had Mr. Bisaro’s employment continued for an additional 24 months or, in the case of termination on account of Mr. Bisaro’s death or disability, 12 months; and (E) each stock option held by Mr. Bisaro will remain exercisable for up to 12 months following his termination date.

Under the Bisaro Employment Agreement, Mr. Bisaro is also entitled to severance payments and benefits if (i) Mr. Bisaro resigns for good reason within 60 days preceding or 12 months following a change in control, (ii) Impax terminates Mr. Bisaro’s employment without cause or Mr. Bisaro’s employment is terminated by reason of death or disability, in each case within 60 days preceding or 12 months following a change in control or (iii) the employment term expires or is not renewed by Impax and Mr. Bisaro’s employment is then terminated without cause within 12 months following the change in control of: (A) two and one half times the sum of his base salary as then in effect, plus two and one half times the average of the annual cash bonus awards received by Mr. Bisaro for all fiscal years during the term of the Bisaro Employment Agreement; (B) in the event such resignation or termination occurs following Impax’s first fiscal quarter of any year, a pro rata portion of his cash bonus award for the fiscal year in which the termination occurs; (C) continuation of benefits for 24 months from the termination date; (D) the vesting of Mr. Bisaro’s stock options and restricted stock will be fully accelerated; and (E) each stock option held by Mr. Bisaro will remain exercisable for up to 12 months following his termination date.

On December 16, 2017, Mr. Bisaro entered into the MOU, pursuant to which the parties agreed that as of the Closing and subject to both Mr. Bisaro serving as Chief Executive Officer of Impax through the Closing and Mr. Stewart commencing service as Chief Executive Officer of New Amneal as of the Closing, (i) Mr. Bisaro will commence service as the Executive Chairman of New Amneal (ii) no later than immediately following the Closing, Mr. Bisaro and New Amneal will enter into the Chairman Employment Agreement and (iii) the Bisaro Employment Agreement will then immediately terminate without triggering any right to severance payments or benefits thereunder. The MOU terminates upon the earliest of (a) the later of the Closing or the execution and delivery of the Chairman Employment Agreement and (b) 12 months from the MOU Effective Date. Pursuant to the MOU, Mr. the Bisaro Employment Agreement remains in full force and effect in accordance with its terms, subject to a waiver by Mr. Bisaro dated as of October 17, 2017, until the termination of the MOU, and will remain in full force and effect following the MOU’s termination as a result of the occurrence of the 12-month anniversary of the MOU Effective Date. In the event the MOU is terminated due to the Closing or the execution and delivery of the Chairman Employment Agreement, (x) Mr. Bisaro agrees that he will execute such other documents as reasonably necessary or appropriate to evidence the termination of the Bisaro Employment Agreement without triggering any severance obligations thereunder and (y) Impax will pay or provide all payments or benefits to Mr. Bisaro that are vested or earned but unpaid prior to the termination of the Bisaro Employment Agreement within 10 days of the termination of his existing employment agreement.

The initial term of the Chairman Employment Agreement pursuant to which Mr. Bisaro will serve as Executive Chairman of the New Amneal Board begins on the Closing and will expire on the third anniversary of the Closing, unless further extended or earlier terminated as provided in the Chairman Employment Agreement. The Chairman Employment Agreement automatically renews for single one-year periods unless either party provides a written notice of non-renewal at least 90 days prior to the end of the applicable term or unless it is terminated earlier.

Under the Chairman Employment Agreement, Mr. Bisaro will receive an annual base salary of $750,000, subject to increase, or decrease (only if salary decreases are concurrently implemented across the senior executives of New Amneal), as determined by the New Amneal Board or the Compensation Committee. Mr. Bisaro is also eligible to receive an annual bonus targeted at 100% of his base salary under the annual incentive program adopted by the New Amneal Board based on the attainment of performance objectives established in writing by the New Amneal Board, and such amount may be between zero and 150% of Mr. Bisaro’s base salary. The annual bonus will be prorated for Mr. Bisaro’s initial year of employment. As provided under the Chairman Employment Agreement, on or as promptly as practicable following the effective date of the Chairman Employment Agreement, but no later than 30 days immediately following such date, New Amneal will grant to Mr. Bisaro (i) an option to purchase the number of shares of New Amneal common stock necessary for the option to have a grant date fair value of $3.0 million (the “Initial Chairman Option”) and (ii) an award of restricted stock units having a grant date fair value equal to $1.5 million (the “Initial Chairman RSUs”). The per share exercise price of the Initial Chairman Option will be equal to the per share fair market value of the common stock of New Amneal on the date of grant. The Initial Chairman Option and the Initial Chairman RSUs will vest and become exercisable with respect to 25% of the total number of shares subject to the Initial Chairman Option and Initial Chairman RSUs, as applicable, on each of the first four anniversaries of the effective date of the Chairman Employment Agreement, subject to Mr. Bisaro’s continuous service to New Amneal through the applicable vesting date. The Initial Chairman Option and the Initial Chairman RSUs will otherwise be subject to the terms of the plan pursuant to which they are granted and award agreements to be entered into between Mr. Bisaro and New Amneal.

The Chairman Employment Agreement provides for severance payments and benefits if (i) Mr. Bisaro resigns for “good reason” (as defined in the Chairman Employment Agreement) or (ii) New Amneal terminates Mr. Bisaro’s employment without cause (as defined in the Chairman Employment Agreement), in each case other than during the period that is within three months preceding or 24 months following a change in control (as defined in the Chairman Employment Agreement). In addition to payment of earned and vested payments and benefits, these severance payments and benefits include: (A) two times his base salary as then in effect; (B) continuation of healthcare benefits until the second anniversary of his termination date; and (C) the vesting and if applicable, exercisability of each outstanding equity award granted to Mr. Bisaro will be accelerated to the extent such equity award would have vested had Mr. Bisaro’s employment continued until the first anniversary of his termination date and each stock option held by Mr. Bisaro will remain exercisable for a period of 12 months following his termination date (or until the original expiration date of the option, if earlier).

The Chairman Employment Agreement also provides for severance payments and benefits if Mr. Bisaro’s employment terminates as a result of Mr. Bisaro’s death or disability (as defined in the Chairman Employment Agreement), in each case other than during the period that is within three months preceding or 24 months following a change in control. In addition to payment of earned and vested payments and benefits, these severance payments and benefits include: (A) a pro-rated annual bonus based on actual performance for the fiscal year during which such termination occurs; (B) accelerated vesting of 100% of the then-unvested restricted stock and restricted stock units previously granted to Mr. Bisaro (or, upon a termination as a result of Mr. Bisaro’s disability, accelerated vesting of 50% of such then-unvested restricted stock and restricted stock units); (C) accelerated vesting and exercisability of the portion of the stock options previously granted to Mr. Bisaro that are scheduled to vest in the calendar year of Mr. Bisaro’s death or disability, as applicable; and (D) solely in the event of a termination as a result of Mr. Bisaro’s Disability, continuation of healthcare benefits for six months.

The Chairman Employment Agreement also provides for severance payments and benefits if (i) Mr. Bisaro resigns for good reason, (ii) New Amneal terminates Mr. Bisaro’s employment without cause or (iii) Mr. Bisaro’s employment terminates by reason of death or disability, in each case within three months preceding or 24 months following a change in control , In addition to payment of earned and vested payments and benefits, these severance payments and benefits include: (A) the sum of (x) two times his base salary as then in effect plus (y) an amount equal to two times his target annual bonus as then in effect; (B) continuation of healthcare benefits until the second anniversary of his termination date; and (C) the vesting and if applicable, exercisability of each equity award granted to Mr. Bisaro will be fully accelerated and each stock option held by Mr. Bisaro will remain exercisable for a period of 12 months following his termination date (or until the original expiration date of the option, if earlier). The Combination shall not constitute a change in control under the Chairman Employment Agreement.

The Chairman Employment Agreement requires Mr. Bisaro to maintain the confidentiality of information relating to New Amneal and its subsidiaries during and after the term of such agreement and also contains non-competition, non-solicitation and non-disparagement covenants as well as other provisions customary for this type of employment agreement.

The circumstances under which Mr. Bisaro may be entitled to severance entitlements and accelerated vesting of his unvested equity awards, in each case in connection with the Combination, are described in greater detail in the section entitled “Interests of Impax Directors and Officers in the Combination” beginning on page 112. Estimates of the value of benefits that Mr. Bisaro may receive in connection with the Combination, including potential severance entitlements and accelerated vesting of his unvested equity awards, are set forth in the section entitled “Advisory Vote on Combination-Related Compensation For Impax’s Named Executive Officers” beginning on page 121.

Executive Officers of New Amneal

Unless an Executive Event has occurred, immediately following the consummation of the Combination, Robert A. Stewart will serve as the Chief Executive Officer of New Amneal and Paul M. Bisaro will serve as the Executive Chairman of New Amneal. See the section entitled “Directors and Executive Officers of New Amneal After the Combination—Board of Directors” beginning on page 240 for Mr. Stewart’s biographical information. If an Executive Event has occurred, Paul M. Bisaro will serve as the CEO of New Amneal. Bryan Reasons will serve as the Chief Financial Officer of New Amneal.

Andrew Boyer, 52, will, effective as of February 5, 2018, serve as Amneal’s Executive Vice President, Commercial Operations and is expected to serve in the same capacity for New Amneal following the consummation of the Combination. Mr. Boyer received his bachelor’s degree in Business Administration and Management from State University of New York at Albany. Prior to joining Amneal, Mr. Boyer served as President & CEO of North America Generics, Teva Pharmaceuticals, Inc. Before that, Mr. Boyer was Senior Vice President of Sales and Marketing for the U.S. Generics Division at Allergan plc (formerly, Actavis plc; formerly, Watson Pharmaceuticals, Inc.) since September 5, 2006. Mr. Boyer joined Allergan in 1998 as Associate Director of Marketing in Generics. Before joining Allergan, Mr. Boyer served as National Accounts Manager for Lerderle/American Cyanamid as well as Marketing Manager for Barr Laboratories. He serves as a Director of Association for Accessible Medicines.

Biographical information with respect to the current management of Impax is contained in Impax’s proxy statement for its May 16, 2017 annual meeting of stockholders and is incorporated herein by reference.

In connection with his appointment as President of Amneal prior to the Closing and as President and Chief Executive Officer of New Amneal following the Closing, Robert A. Stewart entered into an Employment Agreement dated as of December 16, 2017 by and among Amneal, Holdco and Mr. Stewart (the “Stewart Employment Agreement”).

The initial term of the Stewart Employment Agreement begins on January 25, 2018 and expires on the third anniversary of such date, unless further extended or earlier terminated as provided in the Stewart Employment Agreement. The Stewart Employment Agreement automatically renews for single one-year periods unless either party provides a written notice of non-renewal at least 90 days prior to the end of the applicable term or unless it is terminated earlier.

Under the Stewart Employment Agreement, Mr. Stewart will receive an annual base salary of $1.0 million subject to increase (but not decrease), as determined by the Amneal Board or the New Amneal Board, as applicable. Mr. Stewart is also eligible to receive an annual bonus targeted at 100% of his base salary under the annual incentive program adopted by the Amneal Board based on the attainment of performance objectives established in writing by the Amneal Board, and such amount may be between zero and 150% of Mr. Stewart’s base salary. The annual bonus will be prorated for Mr. Stewart’s initial year of employment.

As provided under the Stewart Employment Agreement, on or as promptly as practicable following the Closing, but no later than 30 days immediately following the Closing, New Amneal will grant to Mr. Stewart (i) an award of restricted stock units having a grant date fair value equal to $2.5 million (the “Sign-on RSUs”); (ii) an option to purchase the number of shares of New Amneal common stock necessary for the option to have a grant date fair value of $5.0 million (the “Stewart Option”); and (iii) an award of restricted stock units having a grant date fair value equal to $2.5 million (the “Additional RSUs” and with the Sign-on RSUs, the “Stewart RSUs”). The per share exercise price of the Stewart Option will be equal to the per share fair market value of the common stock of New Amneal on the date of grant. The Stewart Option and the Stewart RSUs will vest and become exercisable with respect to 25% of the total number of shares subject to the Stewart Option and the Stewart RSUs, as applicable, on each of the first four anniversaries of the Closing, subject to Mr. Stewart’s continuous service to New Amneal through the applicable vesting date. The Stewart Option and the Stewart RSUs will otherwise be subject to the terms of the plan pursuant to which they are granted and an award agreement to be entered into between Mr. Stewart and New Amneal.

The Stewart Employment Agreement provides for severance payments and benefits if (i) Mr. Stewart resigns for “good reason” (as defined in the Stewart Employment Agreement) or (ii) the Amneal Board terminates Mr. Stewart’s employment without “cause” (as defined in the Stewart Employment Agreement), in each case other than during the period that is within three months preceding or 24 months following a “change in control” (as defined in the Stewart Employment Agreement). In addition to payment of earned and vested payments and benefits, these severance payments and benefits include: (A) two times his base salary as then in effect; (B) a pro rata portion of his annual bonus for the fiscal year in which the termination occurs, based on actual performance for such fiscal year; (C) continuation of healthcare benefits until the second anniversary of his termination date; (D) the vesting and if applicable, exercisability of each outstanding equity award granted to Mr. Stewart will be accelerated to the extent such equity award would have vested had Mr. Stewart’s employment continued until the first anniversary of his termination date, provided however that if Mr. Stewart is terminated prior to the grant of the Stewart RSUs or Stewart Option and if substitute equity awards granted by Amneal providing for an aggregate economic opportunity of not less than $10 million the (“Substitute Equity Awards”) have not been granted prior to Mr. Stewart’s termination date, then in lieu of the vesting acceleration of such equity awards, Mr. Stewart will receive a cash payment in an amount equal to $2.5 million, less withholding taxes, in a lump-sum payment on the first payroll date following the 60th day after his termination date; and (E) outplacement services by a reputable national outplacement service for up to two years following his termination date.

The Stewart Employment Agreement also provides for severance payments and benefits if (i) Mr. Stewart resigns for good reason, (ii) the Amneal Board terminates Mr. Stewart’s employment without cause or (iii) Mr. Stewart’s employment terminates by reason of death or disability (as defined in the Stewart Employment Agreement), in each case within three months preceding or 24 months following a change in control. In addition to payment of earned and vested payments and benefits, these severance payments and benefits include: (A) the sum of (x) two times his base salary as then in effect plus (y) two times his target annual bonus as then in effect; (B) a pro rata portion of his annual bonus for the fiscal year in which the termination occurs, based on actual performance for such fiscal year; (C) continuation of healthcare benefits until the second anniversary of his termination date; (D) the vesting and if applicable, exercisability of each equity award granted to Mr. Stewart will be fully accelerated, provided however that if Mr. Stewart is terminated prior to the grant of the Stewart RSUs or Stewart Option and if the Substitute Equity Awards have not been granted prior to Mr. Stewart’s termination date, then in lieu of the vesting acceleration, Mr. Stewart will receive a cash payment equal to

$10 million, less withholding taxes, in a lump-sum payment on the first payroll date following the 60th day after his termination date; and (E) outplacement services by a reputable national outplacement service for up to two years following his termination date. The Combination shall not constitute a change in control under the Stewart Employment Agreement.

The Stewart Employment Agreement requires Mr. Stewart to maintain the confidentiality of information relating to Amneal and New Amneal, as applicable, during and after the term of such agreement and also contains non-competition, non-solicitation and non-disparagement covenants as well as other provisions customary for this type of employment agreement.

In connection with his appointment as Executive Vice President, Commercial Operations of Amneal prior to the Closing and as Executive Vice President, Commercial Operations of New Amneal following the Closing, Andrew Boyer entered into an Employment Agreement, effective as of February 5, 2018, by and among Amneal, Amneal Group Representative and Mr. Boyer (the “Boyer Employment Agreement”).

The initial term of the Boyer Employment Agreement begins on February 5, 2018 and expires on June 30, 2021, unless further extended or earlier terminated as provided in the Boyer Employment Agreement. The Boyer Employment Agreement automatically renews for single one-year periods unless either party provides a written notice of non-renewal at least 90 days prior to the end of the applicable term or unless it is terminated earlier.

Under the Boyer Employment Agreement, Mr. Boyer will receive an annual base salary of $650,000 subject to increase (but not decrease), as determined by the Amneal Board or the New Amneal Board, as applicable. Mr. Boyer is also eligible to receive an annual bonus targeted at 80% of his base salary under the annual incentive program adopted by the Amneal Board based on the attainment of reasonable performance objectives established in writing by the Amneal Board, and such amount may be between zero and 150% of Mr. Boyer’s base salary. The annual bonus will be prorated for Mr. Boyer’s initial year of employment.

As provided under the Boyer Employment Agreement, on or as promptly as practicable following the Closing, but no later than 30 days immediately following the Closing, New Amneal will grant to Mr. Boyer (i) an award of restricted stock units having a grant date fair value equal to $1.0 million (the “Boyer RSUs”) and (ii) an option to purchase the number of shares of New Amneal common stock necessary for the option to have a grant date fair value of $2.0 million (the “Boyer Option”). The per share exercise price of the Boyer Option will be equal to the per share fair market value of the common stock of New Amneal on the date of grant. The Boyer Option and the Boyer RSUs will vest and become exercisable with respect to 25% of the total number of shares subject to the Boyer Option and the Boyer RSUs, as applicable, on each of the first four anniversaries of the Closing, subject to Mr. Boyer’s continuous service to New Amneal through the applicable vesting date. The Boyer Option and the Boyer RSUs will otherwise be subject to the terms of the plan pursuant to which they are granted and an award agreement to be entered into between Mr. Boyer and New Amneal. In the event that the BCA is terminated and the Closing is not consummated, Amneal will grant to Mr. Boyer, within 30 days following such event, one or more profit participation unit awards providing for an aggregate economic opportunity of not less than $3.0 million.

The Boyer Employment Agreement provides for severance payments and benefits if (i) Mr. Boyer resigns for “good reason” (as defined in the Boyer Employment Agreement) or (ii) the Amneal Board terminates Mr. Boyer’s employment without “cause” (as defined in the Boyer Employment Agreement), in each case other than during the period that is within three months preceding or 24 months following a “change in control” (as defined in the Boyer Employment Agreement). In addition to payment of earned and vested payments and benefits, these severance payments and benefits include: (A) two times his base salary as then in effect; (B) a pro rata portion of his annual bonus for the fiscal year in which the termination occurs, based on actual performance for such fiscal year, and the prior year’s bonus to the extent not then already paid (based on the higher of target or actual performance of the relevant goals); (C) continuation of healthcare benefits until the second anniversary of his termination date; (D) the vesting and if applicable, exercisability of each outstanding equity award granted to Mr. Boyer will be accelerated to the extent such equity award would have vested had Mr. Boyer’s employment continued until the first anniversary of his termination date (and, to the extent applicable, each outstanding equity award granted to Mr. Boyer will remain exercisable until the first anniversary of his termination date); and (E) outplacement services by a reputable national outplacement service for up to two years following his termination date.

The Boyer Employment Agreement also provides for severance payments and benefits if (i) Mr. Boyer resigns for good reason, (ii) the Amneal Board terminates Mr. Boyer’s employment without cause or (iii) Mr. Boyer’s employment terminates by reason of death or disability (as defined in the Boyer Employment Agreement), in each case within three months preceding or 24 months following a change in control. In addition to payment of earned and vested payments and benefits, these severance payments and benefits include: (A) the sum of (x) two times his base salary as then in effect plus (y) two times his target annual bonus as then in effect; (B) a pro rata portion of his annual bonus for the fiscal year in which the termination occurs, based on actual performance for such fiscal year, and the prior year’s bonus to the extent not then already paid (based on the higher of target or actual performance of the relevant goals); (C) continuation of healthcare benefits until the second anniversary of his termination date; (D) the vesting and if applicable, exercisability of each equity award granted to Mr. Boyer will be fully accelerated (and, to the extent applicable, each outstanding equity award granted to Mr. Boyer will remain exercisable until the first anniversary of his termination date); and (E) outplacement services by a reputable national outplacement service for up to two years following his termination date. The Combination shall not constitute a change in control under the Boyer Employment Agreement.

The Boyer Employment Agreement requires Mr. Boyer to maintain the confidentiality of information relating to Amneal and New Amneal, as applicable, during and after the term of such agreement and also contains non-competition, non-solicitation and non-disparagement covenants as well as other provisions customary for this type of employment agreement.

Executive Compensation of New Amneal

After the Combination, New Amneal will maintain the 2018 Plan. If stockholders approve the 2018 Plan, New Amneal intends to grant equity-based awards and cash awards to eligible individuals (including selected employees and executive officers of New Amneal) under the 2018 Plan. The purposes of the 2018 Plan are (1) to promote the success and enhance the value of New Amneal by linking the individual interests of the members of the New Amneal Board and employees and consultants of New Amneal and its subsidiaries to those of New Amneal stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to New Amneal stockholders and (2) to provide flexibility to New Amneal in its ability to motivate, attract, and retain the services of members of the New Amneal Board and employees and consultants of New Amneal and its subsidiaries upon whose judgment, talent, and special effort New Amneal’s success is largely dependent. For a more detailed description of the 2018 Plan, see the section entitled “Atlas Holdings, Inc. 2018 Incentive Award Plan” beginning on page 254.

AMNEAL RELATED PARTY DISCLOSURES

Following the Closing, and in the ordinary course of New Amneal’s business, New Amneal may enter into a number of transactions with its directors, officers, employees or stockholders, or with the directors, managers, officers, employees, members or stockholders of its affiliates. Upon the Closing, a conflicts committee (the “Conflicts Committee”) of the New Amneal Board will be established, and the Conflicts Committee will be governed by a written charter of the Conflicts Committee and will have the authority delegated by the New Amneal Board pursuant thereto.

Pursuant to the delegation of authority from the New Amneal Board, the Conflicts Committee will be responsible for reviewing all transactions between New Amneal, its subsidiaries, or any person controlled by New Amneal and any Amneal Group Member, or its directors, officers, employees, or “associates” (as defined in Rule 12b-2 promulgated under the Exchange Act) to determine whether such persons have a direct or indirect material interest in such transaction. Pursuant to delegation of authority from the New Amneal Board and the charter of the Conflicts Committee, the Conflicts Committee will also be responsible for the review and approval of any transaction between (i) any Amneal Group Member, or any director, officer, employee or associate of any Amneal Group Member, on the one hand and (ii) New Amneal, or any of its subsidiaries, or any person controlled by New Amneal (collectively, the “Company Group”), on the other hand, which involves aggregate amounts in excess of $2,500,000 or is otherwise material to the Company Group. Based on all the relevant facts and circumstances, the Conflicts Committee will decide whether the above referenced related-party transactions with respect to the Combined Company are appropriate and will approve only those transactions that are in the best interests of the Combined Company.

Each of the following transactions was entered into on an arm’s length basis, but prior to the Closing and therefore prior to the establishment of the Conflicts Committee. As such, the following transactions have not been reviewed or approved by the Conflicts Committee.

Related Party Transactions Involving Mr. Chirag Patel and Mr. Chintu Patel

As of the date of this combined proxy statement/prospectus, messrs. Chirag Patel and Chintu Patel are the Co-Chief Executive Officers of Amneal and are each a member of the Amneal’s Board. Each of Mr. Chirag Patel and Mr. Chintu Patel are expected to serve on the New Amneal Board as co-Chairmen following the Closing.

Adello Biologics, LLC

Adello is an independent clinical stage company engaged in the development of biosimilar pharmaceutical products.

Amneal and Adello are party to a license and commercialization agreement (the “Adello License Agreement”) pursuant to which Adello and Amneal have agreed to cooperate with respect to certain development activities in connection with two biologic pharmaceutical products (the “Adello Products”). In addition, under the Adello License Agreement, Adello has appointed Amneal as its exclusive marketing partner for the Adello Products in the United States. In connection with the Adello License Agreement, Adello received an upfront payment of $1.5 million from Amneal in October 2017 and is entitled to share in Amneal’s Net Profits on the Products if and when commercialized. In addition, Adello is eligible to receive from Amneal payments of (i) up to $21 million in milestones relating to obtaining regulatory approval for the Adello Products, (ii) up to $43 million in milestones for the successful manufacture and delivery of the Adello Products, (iii) between $20 million and $50 million in milestones depending on the number of competitors for one of the Adello Products at launch and (iv) between $15 and $67.5 million for the achievement of cumulative combined Net Sales levels for the Adello Products, subject to certain conditions and the achievement of specific development and commercial objectives.

In October, 2017, Adello and a subsidiary of Amneal terminated a product development agreement pursuant to which such subsidiary and Adello had been collaborating to develop and commercialize Glatiramer Acetate products. Pursuant to the termination agreement, the parties’ activities under the product development terminated and Amneal’s subsidiary purchased Adello’s rights to receive a share of the profits from Amneal’s future commercialization of Glatiramer Acetate products in exchange for Amneal’s payment of $10,500,000 to Adello.

In October, 2017, pursuant to a Deed of Transfer, Adello also sold its interest in the real property associated with Amneal’s Cashel, Ireland manufacturing facility to Amneal for a purchase price of Euro 12,500,000. Amneal financed the purchase price pursuant to the issuance of an interest-bearing, unsecured promissory note in favor of Adello payable on or before July 1, 2019.

Amneal and Adello are also party to a master services agreement (the “Adello Services Agreement”) pursuant to which Amneal from time to time provides human resources, product quality assurance and other services to Adello. Pursuant to the Adello Services Agreement, Amneal received $32,000 from Adello during fiscal year 2016 and $1,000 from Adello during the nine months ended September 30, 2017 for such services.

From time to time, Adello may enter into arm’s length services and other arrangements or agreements with Amneal or certain of its subsidiaries in the ordinary course, none of which is material to the business of either party.

Mr. Chirag Patel and Mr. Chintu Patel beneficially own, directly and through certain revocable or irrevocable trusts for the benefit of their immediate families, 45.5% in the aggregate of the outstanding equity securities of Adello.

AE Companies LLC

AE Companies LLC (“AE LLC”) is an independent company which provides certain shared services and finance, legal and other administrative functions to a number of entities with which Amneal conducts business, including Adello, AmDerma, Asana, Kashiv and Prolong.

Amneal and AE LLC are party to an Administrative & Support Services Agreement (the “AE LLC Agreement”) pursuant to which Amneal provides administrative services to AE LLC. Amneal received $1,100,000 during fiscal year 2016 and $600,000 during the nine months ended September 30, 2017 for services provided pursuant to the Agreement.

Mr. Chirag Patel and Mr. Chintu Patel beneficially own, through their respective revocable trusts, 50% in the aggregate of the outstanding equity securities of AE LLC.

AmDerma Pharmaceuticals, LLC and Asana Biosciences, LLC

AmDerma is an independent company engaged in the research and development of dermatological products with one product in development for the treatment of psoriasis. Asana is an independent early stage drug discovery and R&D company focusing on several therapeutic areas, including oncology, pain and inflammation. Pursuant to a development and manufacturing agreement (the “Asana Agreement”) between Amneal and Asana, Amneal provides development and manufacturing services to Asana with respect to certain products owned by Asana and also provides development and manufacturing services to Asana with respect to products owned by AmDerma, which is managed by Asana. Amneal received $53,000 from AmDerma during fiscal year 2016 and immaterial amounts during the nine months ended September 30, 2017 for services provided pursuant to the Asana Agreement, a portion of which related to Amneal’s work in connection with AmDerma’s product.

Mr. Chirag Patel and Mr. Chintu Patel beneficially own, directly and through certain revocable or irrevocable trusts for the benefit of their immediate families, 37% in the aggregate of the outstanding equity securities of AmDerma. Mr. Chirag Patel and Mr. Chintu Patel beneficially own, directly and through certain revocable or irrevocable trusts for the benefit of their immediate families, 47% in the aggregate of the outstanding equity securities of Asana.

Gemini Laboratories, LLC

Gemini Laboratories, LLC (“Gemini”) is an independent specialty pharmaceuticals company focused on promoting niche branded products to endocrinologists, pediatricians, OB/GYNs and other specialist physicians. Gemini also engages in the wholesale distribution of generic pharmaceuticals to compounding pharmacies and to directly dispensing physicians, and promotes and distributes certain branded or quasi-branded products. Gemini predominantly sells products through branded wholesalers and certain compounding pharmacies and partners that service directly dispensing physicians.

Amneal and Gemini are party to a license, supply and distribution agreement dated as of January 1, 2014 related to certain unapproved drug products no longer marketed by Amneal. Under this agreement Amneal licensed to Gemini the rights to market, sell and distribute Phenazopyridine and Salsalate products, and to utilize the tradename Pyridium®. Amneal earns profits on both the supply of product and royalty income received from Gemini.

Amneal and Gemini are also party to a license, supply and distribution agreement dated as of September 28, 2015 for the non-exclusive supply of certain generic drug products and the license of the trademark Activella®. Under this agreement, Amneal non-exclusively supplies Gemini with certain generic pharmaceutical products on an arms-length basis and earns profits on both the supply of product and royalty income received from Gemini.

In addition, Amneal and Gemini are party to a license, supply and distribution agreement, dated as of April 13, 2016, pursuant to which Amneal licensed to Gemini the rights to Nizatidine oral solution and granted Gemini the right to promote, market and sell the product in the United States. Gemini is the registered owner of the trademark Axid, which it may use in conjunction with the promotion of the product.

Pursuant to the three agreements described above, Amneal received aggregate combined product revenue and royalty income from Gemini of $33,200,000 during fiscal year 2016 and $12,500,000 during the nine months ended September 30, 2017.

Finally, Amneal and Gemini are party to a contract development, manufacturing and supply agreement, dated as of March 1, 2017 (the “Gemini CDMO Agreement”), pursuant to which Gemini has engaged Amneal to perform certain contract development and manufacturing services for a Gemini 505(b)(2) NDA product in development. Gemini is responsible to reimburse all of Amneal’s out-of-pocket development costs and Amneal is entitled to a royalty on the net sales of the product once it is commercialized. As of September 30, 2017, Amneal had incurred immaterial amounts in reimbursable expenses under the Gemini CDMO Agreement. No royalty income has been received during the nine months ended September 30, 2017, as the product is still in development.

From time to time, Gemini may enter into arm’s length services and other arrangements or agreements with Amneal or certain of its subsidiaries in the ordinary course, none of which is material to the business of either party.

Certain members of Mr. Chirag Patel’s and Mr. Chintu Patel’s immediate families beneficially own, indirectly through limited liability companies, 46% in the aggregate of the outstanding equity securities of Gemini.

Industrial Real Estate Holdings NY, LLC

Industrial Real Estate Holdings NY, LLC (“Industrial Real Estate”) is an independent real estate management entity and is the landlord Amneal’s leased manufacturing facility located at 75 Adams Street, Hauppauge, New York, pursuant to certain sublease agreements entered into by Industrial Real Estate and Amneal Pharmaceuticals of New York LLC, a subsidiary of Amneal (collectively, the “New York Sublease Agreements”). Pursuant to the New York Sublease Agreements, Amneal’s subsidiary paid $1,400,000 to Industrial Real Estate in the aggregate during fiscal year 2016 and $900,000 to Industrial Real Estate during the nine months ended September 30, 2017.

Mr. Chirag Patel and Mr. Chintu Patel beneficially own, directly and through certain revocable trusts for the benefit of their immediate families, 23.5% in the aggregate of the outstanding equity securities of Industrial Real Estate Holdings.

Kanan, LLC

Kanan, LLC (“Kanan”) is an independent real estate company and is the landlord (pursuant to lease agreements entered into with Amneal Pharmaceuticals LLC) of Amneal’s leased manufacturing facilities located at 65 Readington Road, Branchburg, New Jersey, 131 Chambers Brook Road, Branchburg, New Jersey and 1 New England Avenue, Piscataway, New Jersey, pursuant to certain lease agreements entered into by Amneal and Kanan (the “New Jersey Lease Agreements”). Pursuant to the New Jersey Lease Agreements, Amneal paid $2,000,000 to Kanan during fiscal year 2016 and $1,500,000 during the nine months ended September 30, 2017.

Mr. Chirag Patel and Mr. Chintu Patel beneficially own, through certain revocable trusts, 28% in the aggregate of the equity securities of Kanan.

Kashiv Pharmaceuticals LLC

Kashiv is an independent contract development organization focused primarily on the development of 505(b)(2) NDA products utilizing its own proprietary technology platforms, particularly in the areas of abuse deterrence and bioavailability enhancement. Amneal and Kashiv are party to a multi-product development agreement, dated as of August 1, 2011 (the “Kashiv Multi-Product Agreement”), pursuant to which Amneal and Kashiv have agreed to collaborate on the development and commercialization of a number of generic pharmaceutical products. Pursuant to the Kashiv Multi-Product Agreement, Kashiv provides services (at Amneal’s direction) for the development of a given product, including analytical and formulation development. In exchange for the services it provides, Kashiv is entitled to receive 20% of the net profits realized with respect to Amneal’s sales of such product.

Amneal and Kashiv were party to a product development agreement, dated as of January 1, 2012 (the “Estradiol Kashiv Agreement”), pursuant to which Amneal and Kashiv have agreed to collaborate on the development and commercialization of Estradiol Vaginal Tablets (the “Estradiol Product”). Pursuant to the Estradiol Kashiv Agreement, the Estradiol Product was originally owned by Kashiv, with Amneal acting as the exclusive marketing partner under the Estradiol Kashiv Agreement. In June, 2017, Amneal acquired from Kashiv all rights to the Estradiol Product and bought out its royalty obligation to Kashiv with respect to a second product, aspirin dipyridamole extended release capsules, in exchange for payment by Amneal to Kashiv of $25,000,000 and pursuant to a Product Acquisition and Royalty Stream Purchase Agreement dated as of June 29, 2017 (the “Product and Royalty Purchase Agreement”). Pursuant to the Product and Royalty Purchase Agreement, Kashiv is also entitled to payment of an addition $10,000,000 if, as of June 30, 2018, certain conditions relating to the Estradiol Product have been met.

Amneal and Kashiv are party to a product development agreement, dated as of August 9, 2013 (the “Oxycodone Kashiv Agreement”), pursuant to which Amneal and Kashiv have agreed to collaborate on the development and commercialization of Oxycodone HCI ER Oral Tablets (the “Oxycodone Product”). Pursuant to the Oxycodone Kashiv Agreement, the Oxycodone Product is owned by Kashiv, with Amneal acting as the exclusive marketing partner and as Kashiv’s agent for filing an ANDA related to the Oxycodone Product. In October of 2017, Amneal and Kashiv entered into a letter agreement to terminate the Oxycodone Kashiv Agreement prior to the closing of the Combination, subject to Amneal’s confirmation that the Combination will be completed. In the event that the Oxycodone Kashiv Agreement is terminated, Kashiv will be obligated to reimburse Amneal approximately $9,000,000 in third party expenses incurred by Amneal in connection with the development of the Oxycodone Product.

Pursuant to the three agreements described above, Amneal paid aggregate royalties to Kashiv of $5,300,000 during fiscal year 2016 and $9,700,000 during the nine months ended September 30, 2017.

Amneal and Kashiv are party to a sublease agreement, dated as of May 1, 2013 (the “Kashiv Sublease”) pursuant to which Amneal, as sublandlord, leases to Kashiv a building comprising approximately 143,000 square feet of multipurpose space in Bridgewater, New Jersey to Kashiv, as subtenant, for the purposes of pharmaceutical R&D, manufacturing, office space, warehousing and ancillary uses. The original term of the sublease expired on April 30, 2016 but is subject to renewal for successive one year terms unless either party gives the other 12 months prior notice of its election to terminate the sublease. Pursuant to the Kashiv Sublease, Amneal received $1,800,000 from Kashiv during fiscal year 2016 and $1,500,000 from Kashiv during the nine months ended September 30, 2017.

From time to time, Kashiv may enter into arm’s length services and other arrangements or agreements with Amneal or certain of its subsidiaries in the ordinary course, none of which is material to the business of either party.

Mr. Chirag Patel and Mr. Chintu Patel beneficially own, directly and through certain revocable or irrevocable trusts for the benefit of their immediate families, 43.875% in the aggregate of the outstanding equity securities of Kashiv.

Nava Pharma, LLC and PharmaSophia, LLC

PharmaSophia, LLC (“PharmaSophia”) is a joint venture formed by Nava Pharma, LLC (“Nava”) and Oakwood Laboratories, LLC for the purpose of developing certain products. PharmaSophia and Nava are parties to a research and development agreement (the “Nava PharmaSophia Agreement”) pursuant to which Nava provides R&D services to PharmaSophia. Nava and Amneal are party to a subcontract agreement (the “Nava Amneal Subcontract Agreement”) pursuant to which Nava has subcontracted certain of its obligations under the Nava PharmaSophia Agreement to Amneal and Amneal performs such services. Pursuant to the Nava Amneal Subcontract Agreement, Amneal received $300,000 from Nava during fiscal year 2016 and $240,000 from Nava during the nine month period ended September 30, 2017.

Mr. Chirag Patel and Mr. Chintu Patel beneficially own, directly and through certain revocable or irrevocable trusts for the benefit of their immediate families, 37.5% in the aggregate of the outstanding equity securities of Nava. Nava beneficially owns 50% of the outstanding equity securities of PharmaSophia.

ATLAS HOLDINGS, INC. 2018 INCENTIVE AWARD PLAN

Description of the Atlas Holdings, Inc. 2018 Incentive Award Plan

Eligibility and Administration

Employees, consultants and directors of New Amneal, and employees, consultants and directors of New Amneal’s subsidiaries will be eligible to receive awards under the 2018 Plan. The 2018 Plan will be administered by the New Amneal Board with respect to awards to non-employee directors and by the New Amneal compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of New Amneal’s directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under current law (including Section 162(m) of the Code, Section 16 of the Exchange Act, and/or stock exchange rules, as applicable). The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2018 Plan, subject to the 2018 Plan’s express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2018 Plan, including any vesting and vesting acceleration conditions.

Limitations on Awards and Shares Available

An aggregate of 23,000,000 shares of Class A Common Stock will initially be available for issuance under awards granted pursuant to the 2018 Plan, which shares may be authorized but unissued shares, or shares purchased in the open market. If an award under the 2018 Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2018 Plan. However, the following shares may not be used again for grant under the 2018 Plan: (1) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award; and (2) shares subject to a stock appreciation right (“SAR”) that are not issued in connection with the stock settlement of the SAR on its exercise.

Awards granted under the 2018 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2018 Plan. The maximum aggregate value of any cash awards and equity-based awards that may be granted to any non-employee director of the New Amneal Board during any calendar year will be $700,000, with the value of any equity-based awards based on the grant date fair value of such award.

Awards

The 2018 Plan provides for the grant of stock options, including incentive stock options (“ISOs”), and nonqualified stock options (“NSOs”), restricted stock, dividend equivalents, stock payments, restricted stock units (“RSUs”), performance shares, other incentive awards (including, without limitation, phantom equity awards), SARs, and cash awards. Under current law, certain awards under the 2018 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2018 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of Class A Common Stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

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Stock Options. Stock options provide for the purchase of shares of Class A Common Stock in the future at an exercise price set on the grant date. Under current law, ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

•	SARs. SARs entitle their holder, upon exercise, to receive an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

•	Restricted Stock, RSUs and Performance Shares. Restricted stock is an award of nontransferable shares of Class A Common Stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of Class A Common Stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Performance shares are contractual rights to receive a range of shares of Class A Common Stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to restricted stock, RSUs and performance shares may be based on continuing service, the attainment of performance goals and/or such other conditions.

•	Stock Payments, Other Incentive Awards and Cash Awards. Stock payments are awards of fully vested shares of Class A Common Stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards (including, without limitation, phantom equity awards) are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of Class A Common Stock or value metrics related to such shares, and may remain forfeitable unless and until specified conditions are met. Cash awards are cash incentive bonuses subject to performance goals.

•	Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of Class A Common Stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents may not be paid on awards under the 2018 Plan unless and until such awards have vested.

Certain Transactions

The plan administrator has broad discretion to take action under the 2018 Plan. Such discretion includes the ability to make adjustments to the terms and conditions of existing and future awards to prevent the dilution or enlargement of intended benefits and to facilitate necessary or desirable changes in the event of certain transactions and events affecting Class A Common Stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with New Amneal stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2018 Plan and outstanding awards. In the event of a change in control of New Amneal (as defined in the 2018 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then the administrator may cause all such awards to become fully vested and exercisable (including with extension of exercise periods) in connection with the transaction or to be terminated in exchange for cash, rights or other property. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Clawback Provisions, Transferability, and Participant Payments

The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any clawback policy implemented by New Amneal to the extent set forth in such clawback policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2018 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2018 Plan, the plan administrator may, in its discretion, accept cash or check, shares of Class A Common Stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination

The New Amneal Board may amend or terminate the 2018 Plan at any time; however, except in connection with certain changes in New Amneal’s capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2018 Plan, “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the 2018 Plan after the tenth anniversary of the date on which the Impax Board adopts the 2018 Plan.

Summary of U.S. Federal Income Tax Consequences

The following summary of tax consequences to New Amneal and to 2018 Plan participants is intended to be used solely by stockholders in considering how to vote on this proposal and not as tax guidance to participants in the 2018 Plan. It relates only to U.S. federal income tax and does not address state, local or foreign income tax rules or other U.S. tax provisions, such as estate or gift taxes. Different tax rules may apply to specific participants and transactions under the 2018 Plan, particularly in jurisdictions outside the United States. In addition, this summary is as of the date of this combined proxy statement/prospectus; federal income tax laws and regulations are frequently revised and may be changed again at any time, including in connection with tax reform legislation that has been proposed as of the date of this combined proxy statement/prospectus. Therefore, each recipient is urged to consult a tax advisor before exercising any award or before disposing of any shares of Class A Common Stock acquired under the 2018 Plan. This summary is subject to change to the extent that the tax consequences with respect to any awards change as a result of currently proposed U.S. tax reform legislation.

Stock Options and SARs

The grant of an option or SAR will create no tax consequences for the participant or New Amneal. A participant will have no taxable income upon exercise of an incentive stock option, except that the alternative minimum tax may apply. Upon exercise of an option other than an incentive stock option, a participant generally must recognize ordinary income equal to the fair market value of the shares of Class A Common Stock acquired minus the exercise price. When disposing of shares of Class A Common Stock acquired by exercise of an incentive stock option before the end of the applicable incentive stock option holding periods, the participant generally must recognize ordinary income equal to the lesser of (1) the fair market value of the shares of Class A Common Stock at the date of exercise minus the exercise price or (2) the amount realized upon the disposition of the shares of Class A Common Stock minus the exercise price. Otherwise, a participant’s disposition of shares of Class A Common Stock acquired upon the exercise of an option (including an incentive stock option for which the incentive stock option holding periods are met) generally will result in only capital gain or loss.

Other Awards

Other awards under the 2018 Plan generally will result in ordinary income to the participant at the later of the time of delivery of cash, shares of Class A Common Stock, or other awards, or the time that either the risk of forfeiture or restriction on transferability lapses on previously delivered cash, shares of Class A Common Stock or other awards.

Company Deduction

Except as discussed below, New Amneal is generally entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with options, SARs or other awards, but not for amounts the participant recognizes as capital gain. Thus, New Amneal will not be entitled to any tax deduction with respect to an incentive stock option if the participant holds the shares of Class A Common Stock for the incentive stock option holding periods.

Impact of Section 162(m) of the Code Deduction Limitation

Section 162(m) of the Code imposes a $1,000,000 cap on the compensation deduction that a public company may take in respect of compensation paid to New Amneal “covered employees” (which should include New Amneal’s Chief Executive Officer, New Amneal’s Chief Financial Officer and New Amneal’s next three most highly compensated employees), but excludes from the calculation of amounts subject to this limitation any awards that qualify for transition relief applicable to newly public companies under current law.

New Plan Benefits

The benefits that will be awarded or paid under the 2018 Plan are not currently determinable. Awards granted under the 2018 Plan are within the discretion of the New Amneal compensation committee, and the New Amneal compensation committee has not determined future awards or who might receive them.

NO DELAWARE APPRAISAL RIGHTS

Appraisal rights are statutory rights under the DGCL that enable stockholders who object to certain extraordinary transactions to demand that the corporation pay such stockholders the fair value of their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. However, appraisal rights are not available in all circumstances. Appraisal rights are not available to Impax Stockholders in connection with the Combination.

LEGAL MATTERS

Certain legal matters in connection with the validity of the Class A Common Stock to be issued in the Combination will be passed on for us by Sullivan & Cromwell LLP.

EXPERTS

The consolidated financial statements and financial statement schedule of Impax and subsidiaries as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Amneal Pharmaceuticals LLC as of December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2016, included in this combined proxy statement/prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditor, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Impax files annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at l-800-SEC-0330. The SEC also maintains an Internet site that contains information Impax has filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov.

Holdco has filed a registration statement on this Form S-4 to register with the SEC the common stock to be issued under the Securities Act. This combined proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Holdco in addition to being a proxy statement of Impax for its special meeting. As permitted by SEC rules, this combined proxy statement/prospectus does not contain all the information you can find in the registration statement and the accompanying exhibits.

The SEC allows Impax to “incorporate by reference” information into this combined proxy statement/prospectus, which means that Impax can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this combined proxy statement/prospectus, except for any information superseded by information in, or incorporated by reference in, this combined proxy statement/prospectus. This combined proxy statement/prospectus incorporates by reference the documents listed below that Impax has previously filed with the SEC (other than, in each case, documents or information in certain reports deemed to have been furnished and not filed in connection with SEC rules). These documents contain important information about Impax and its financial position.

•	Impax’s Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on March 1, 2017;

•	Impax’s Schedule 14A Proxy Statement filed with the SEC on April 5, 2017;

•	Impax’s Form 10-Q for the quarter ended March 31, 2017, filed with the SEC on May 10, 2017;

•	Impax’s Form 10-Q for the quarter ended June 30, 2017, filed with the SEC on August 9, 2017;

•	Impax’s Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 9, 2017; and

•	Impax’s Form 8-Ks filed with the SEC on March 27, 2017, March 28, 2017, April 5, 2017, May 17, 2017, October 17, 2017, November 7, 2017, November 14, 2017, November 21, 2017, November 24, 2017, December 19, 2017, December 20, 2017, December 29, 2017 and January 9, 2018.

Impax is also incorporating by reference additional documents that it files with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this combined proxy statement/prospectus and the date of the special meeting.

All information contained or incorporated by reference into this combined proxy statement/prospectus relating to Impax has been supplied by Impax.

If you are a stockholder, Impax may have sent you some of the documents incorporated by reference, but you can obtain any of them through Impax or the SEC. Documents incorporated by reference are available from Impax without charge, excluding all exhibits unless Impax has specifically incorporated by reference an exhibit in this combined proxy statement/prospectus. Stockholders may obtain documents incorporated by reference into this combined proxy statement/prospectus by requesting them in writing or by telephone at the following address and telephone number:

Impax Laboratories, Inc.

30831 Huntwood Ave.

Hayward, CA 94544

Attention: Investor Relations

(510) 240-6000

You also can get more information about Impax by visiting its website at www.impaxlabs.com. Website materials are not part of this combined proxy statement/prospectus.

INDEX TO AMNEAL PHARMACEUTICALS LLC AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS

Amneal Pharmaceuticals LLC and Subsidiaries

Consolidated Balance Sheets

(Unaudited; in thousands except unit amounts)

	September 30, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	$19,348	$27,367
Restricted cash	2,006	10,179
Trade accounts receivable—net	340,071	394,786
Inventories	277,745	266,161
Prepaid expenses and other current assets	44,565	16,446
Related-party receivables	9,778	11,175

Total current assets	693,513	726,114

Property, plant, and equipment—net	457,617	407,404
Goodwill	26,005	28,441
Intangible assets—net	45,461	45,929
Other assets	17,015	10,929

Total assets	$1,239,611	$1,218,817

Liabilities and members’ deficit
Current liabilities:
Accounts payable	$66,639	$60,033
Accrued liabilities	75,546	74,932
Accrued returns allowance	41,978	46,195
Current portion of financing obligations	300	274
Taxes payable	199	2,625
Revolving credit facility	50,000	25,000
Current portion of long-term debt	14,171	11,620
Current portion of capital lease obligations	91	91
Related-party payables	10,313	4,303

Total current liabilities	259,237	225,073

Long-term debt, net	1,358,127	1,119,268
Long-term portion of financing obligations	40,071	40,298
Deferred income taxes	1,346	1,673
Long-term portion of capital leases	854	921
Other long-term liabilities	6,186	7,529

Total long-term liabilities	1,406,584	1,169,689

Commitments and contingencies (Note 12)

Members’ equity (189,000,000 units authorized, issued and outstanding at September 30, 2017 and December 31, 2016)	2,716	2,675
Additional paid-in capital	2,048	—
Accumulated other comprehensive loss	(17,016)	(12,797)
Accumulated deficit	(424,354)	(175,168)

Subtotal—members’ deficit	(436,606)	(185,290)
Non-controlling interest	10,396	9,345

Total members’ deficit	(426,210)	(175,945)

Total liabilities and members’ deficit	$1,239,611	$1,218,817

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Amneal Pharmaceuticals LLC and Subsidiaries

Consolidated Statements of Income

(Unaudited; in thousands)

	Nine months ended
	September 30, 2017	September 30, 2016
Net revenue	$740,285	$719,649
Cost of goods sold	346,931	287,411
Depreciation and amortization	18,592	13,499

Gross profit	374,762	418,739

Selling, general, and administrative	78,454	84,004
Research and development	117,050	124,624
Intellectual property legal development expenses	17,786	18,863
Depreciation	14,502	9,803
Patent litigation settlement gain	—	(11,000)
Legal settlement gain	(21,467)	—
Acquisition and transaction-related expenses	2,353	36

Operating profit	166,084	192,409

Interest expense	(47,424)	(36,055)
Foreign exchange gain	25,751	7,054
Loss on extinguishment and modification of debt	(2,531)	—
Loss on sale of certain international businesses	(28,880)	—
Other expense, net	(3,752)	(4,546)

Total other expense, net	(56,836)	(33,547)

Income before tax	109,248	158,862
Income tax provision	2,117	3,845

Net income	107,131	155,017
Less net income attributable to non-controlling interest	(1,052)	(1,537)

Net income attributable to Amneal Pharmaceuticals LLC and Subsidiaries	$106,079	$153,480

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Amneal Pharmaceuticals LLC and Subsidiaries

Consolidated Statements of Comprehensive Income

(Unaudited; in thousands)

	Nine months ended
	September 30, 2017	September 30, 2016
Net income	$107,131	$155,017
Other comprehensive income (loss):
Foreign currency translation adjustment	(4,219)	(6,368)

Comprehensive income	102,912	148,649
Less comprehensive income attributable to non-controlling interest	(1,052)	(1,537)

Comprehensive income attributable to Amneal Pharmaceuticals LLC and Subsidiaries	$101,860	$147,112

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Amneal Pharmaceuticals LLC and Subsidiaries

Consolidated Statements of Changes in Members’ Deficit

(Unaudited; in thousands except per unit amounts)

	Members’ Equity	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	(Accumulated Deficit) Retained Earnings	Non-Controlling Interest	Total
Balance—January 1, 2016	$2,675	$—	$(15,844)	$(181,974)	$8,270	$(186,873)
Net income	—	—	—	153,480	1,537	155,017
Distributions to Class A equity, $0.90 per unit	—	—	—	(170,615)	—	(170,615)
Foreign currency translation	—	—	(6,368)	—	—	(6,368)
Return of capital	—	—	—	2	—	2

Balance—September 30, 2016	$2,675	$—	$(22,212)	$(199,107)	$9,807	$(208,837)

Balance—January 1, 2017	$2,675	$—	$(12,797)	$(175,168)	$9,345	$(175,945)
Net income	—	—	—	106,079	1,052	107,131
Capital contribution	41	2,048	—	—	—	2,089
Distributions to Class A equity, $1.88 per unit	—	—	—	(355,265)	—	(355,265)
Foreign currency translation	—	—	(4,219)	—	—	(4,219)

Balance—September 30, 2017	$2,716	$2,048	$(17,016)	$(424,354)	$10,396	$(426,210)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Amneal Pharmaceuticals LLC and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited; in thousands)

	Nine months ended
	September 30, 2017	September 30, 2016
Operating activities:
Net income	$107,131	$155,017
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33,094	23,302
Unrealized foreign currency gain	(27,692)	(7,091)
Amortization of debt issuance costs	3,895	2,094
Loss on extinguishment and modification of debt	2,531	—
Loss on sale of certain international businesses	28,880	—
Changes in assets and liabilities:
Trade accounts receivable—net	48,899	(58,002)
Inventories	(23,676)	(40,314)
Prepaid expenses and other current assets	(12,922)	3,394
Related-party receivables	1,397	(1,385)
Other assets	(5,682)	(435)
Accounts payable	12,400	(7,408)
Accrued returns allowance	(3,558)	9,843
Taxes payable	(3,113)	224
Accrued expenses and other current liabilities	(680)	(988)
Related-party payables	6,010	435

Net cash provided by operating activities	166,914	78,686

Investing activities:
Decrease (increase) in restricted cash	8,509	(1,416)
Purchases of property, plant, and equipment	(70,153)	(91,549)
Acquisition of product rights and licenses	(19,500)	(1,850)

Net cash used in investing activities	(81,144)	(94,815)

Financing activities:
Payments of deferred financing costs	(5,026)	(6,506)
Payments on capital leases	(68)	(64)
Repayments on financing obligations	(201)	(187)
Net borrowings (payments) from revolving credit line	25,000	(50,000)
Proceeds from issuance of debt	250,000	225,000
Payments on debt	(9,991)	(8,147)
Capital contribution	2,048	—
Distribution to Class A members	(355,265)	(170,615)

Net cash used in financing activities	(93,503)	(10,519)

Effect of foreign exchange rate on cash	(286)	2,327

Net decrease in cash and cash equivalents	(8,019)	(24,321)
Cash and cash equivalents—beginning of year	27,367	61,087

Cash and cash equivalents—end of period	$19,348	$36,766

Schedule of non-cash investing activities:
Receivable from the sale of certain international businesses	$18,283	$—

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

1. Nature of Operations and Basis of Presentation

Amneal Pharmaceuticals LLC (“Amneal”) was formed during 2002 and operates through various subsidiaries. Amneal is a vertically-integrated developer, manufacturer, and seller of generic pharmaceutical products. Amneal’s pharmaceutical research includes analytical and formulation development and stability. Amneal currently has operations in the U.S., Switzerland, India, Ireland and the United Kingdom (U.K.), and certain other countries, primarily in Western Europe. Amneal sells to wholesalers, distributors, hospitals, chain pharmacies and individual pharmacies, either directly or indirectly.

The accompanying consolidated financial statements should be read in conjunction with Amneal’s annual financial statements for the year ended December 31, 2016. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) have been omitted from the accompanying consolidated financial statements. In the opinion of Amneal, the accompanying unaudited consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of September 30, 2017, and its results of operations for the nine months ended September 30, 2017 and 2016, and cash flows for the nine months ended September 30, 2017 and 2016. The consolidated balance sheet at December 31, 2016 was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements.

2. Summary of Significant Accounting Policies

Amneal’s complete Summary of Significant Accounting Policies can be found in Note 2. Summary of Significant Accounting Policies, in Amneal’s annual financial statements for the year ended December 31, 2016. Certain significant accounting policies have been repeated below.

Principles of Consolidation

The consolidated financial statements include the accounts of Amneal and all of its subsidiaries in which a controlling interest is maintained and are prepared in accordance with U.S. GAAP. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported financial position at the date of the financial statements and the reported results of operations during the reporting period. Such estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The following are some, but not all, of such estimates: the determination of chargebacks, sales returns, rebates, bill backs, allowances for accounts receivable, accrued liabilities, valuation of inventory balances and membership units, the determination of useful lives for product rights and the assessment of expected cash flows used in evaluating goodwill and other long-lived assets for impairment. Actual results could differ from those estimates.

Revenue Recognition

Revenue from product sales is recognized when persuasive evidence of an arrangement exists, title and risk of loss has transferred to the customer, the price is fixed or determinable, and collection is reasonably assured. Amneal permits the return of product under certain circumstances. Product sales are recorded net of all sales-

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

related deductions including, but not limited to: sales discounts and returns, chargebacks, sales volume rebates, shelf stocks, re-procurement charges, cash discounts, and Medicaid rebate obligations. Amneal establishes provisions for its sales-related deductions in the same period that it recognizes the related gross sales. These accruals reduce gross revenues and, with the exception of returns and Medicaid rebates, are treated as a reduction of trade receivables. Returns and Medicaid rebates are recorded as a liability. At the time a rebate or chargeback payment is made or a product return credit is issued, Amneal records a reduction to the contra accounts receivable or liability account.

Amneal estimates sales-related deductions based primarily on historical experience, estimated future trends, estimated customer inventory levels and contract sales terms with Amneal’s wholesale, retail, indirect, and institutional customers. The product returns accrual is primarily based on estimates of future product returns based generally on historical sales and return rates. Amneal estimates its chargeback accrual based on its estimates of the level of inventory of its products in the distribution channel that remain subject to chargebacks and historical chargeback rates. The estimate of the level of products in the distribution channel is based primarily on data provided by key customers. Amneal’s sales volume rebate accrual is based on actual net sales and the rebate rate for each customer. Amneal provides for cash discounts, which are deducted from revenues at the time of sale. Amneal estimates its Medicaid rebate accruals based on monthly sales, historical rates, and estimated lag time of the rebate invoices. Amneal’s accruals for returns, chargebacks, and rebates are adjusted as appropriate for specific known developments that may result in a change in its obligations. No material revisions were made to the methodology used in determining these reserves during the nine months ended September 30, 2017 and 2016.

A rollforward of the major categories of sales-related deductions for the nine months ended September 30, 2017 is as follows (in thousands):

	Contract Charge- Backs and Sales Volume Allowances	Cash Discount Allowances	Accrued Returns Allowance	Accrued Medicaid Rebates
Balance at January 1, 2017	$366,848	$18,438	$46,195	$8,057
Provision related to sales recorded in the period	1,803,891	58,232	15,893	19,622
Credits issued during the period	(1,785,007)	(57,525)	(20,110)	(15,192)

Balance at September 30, 2017	$385,732	$19,145	$41,978	$12,487

Revenue from royalties is recognized when Amneal’s commercial partners realize net sales of products. Royalties are recognized as earned in accordance with contract terms with partners and when collection is reasonably assured. Revenues from royalties were 1.2% and 1.9% of Net revenue for the nine months ended September 30, 2017 and 2016, respectively.

Acquisition and Transaction-Related Expenses

Amneal incurs acquisition-related costs in connection with business combinations. Acquisition-related costs are expensed as incurred and amounted to $0.3 million for the nine months ended September 30, 2017.

As a result of the Combination (refer to Note 13. Subsequent Events), Amneal recognized transaction-related expenses of $2.1 million for the nine months ended September 30, 2017. These expenses recognized by Amneal were incurred by its parent, Amneal Holdings, LLC, and therefore, were recognized as a capital contribution.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

Patent Litigation Settlement

Patent challenges against innovator patents are customary in the generic pharmaceutical industry, and often result in litigation. Gains on settlements of such litigation may result. During the nine months ended September 30, 2016, Amneal recorded benefits totaling $11.0 million on the settlement of patent infringement matters on certain products.

Risks and Uncertainties

Amneal is subject to risks common to companies in the pharmaceutical industry including, but not limited to, uncertainties related to commercialization of products, regulatory approvals, dependence on key products, dependence on key customers and suppliers, and protection of intellectual property rights.

Recently Adopted Accounting Pronouncements

In October 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control. The guidance requires a single decision maker evaluating whether it is the primary beneficiary of a variable interest entity (VIE) to consider its indirect interests held by related parties that are under common control on a proportionate basis. Under the guidance the FASB issued in 2015 (ASU 2015-02, Consolidation (Topic 810)—Amendments to the Consolidation Analysis), the decision maker had to consider those interests in their entirety. The new guidance could change consolidation conclusions for entities that have already adopted ASU 2015-02 when a decision maker and its related parties holding an interest in the VIE are under common control. The guidance is effective for Amneal beginning after December 15, 2016. Early adoption is permitted, including in an interim period, although entities that have not yet adopted ASU 2015-02 are required to adopt both ASUs at the same time. Entities that have not yet adopted ASU 2015-02 will apply the same transition method they elect when they adopt ASU 2015-02. ASU 2015-02 permits either a retrospective approach or a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. Amneal adopted ASU 2016-17 on January 1, 2017 and it did not have an effect on Amneal’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in this ASU are intended to simplify several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. The amendments require all income tax effects of awards to be recognized in the statement of operations when the awards vest or are settled, allows an employer to repurchase more of an employee’s shares than it previously could for tax withholding purposes without triggering liability accounting, and allows companies to make a policy election to account for forfeitures as they occur. This standard is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early application is permitted. Amneal adopted ASU 2016-09 on January 1, 2017 and it did not have an effect on Amneal’s consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments (ASU 2015-16). The FASB issued new guidance that eliminates the requirement that an acquirer in a business combination account for measurement-period adjustments retrospectively. Instead, an acquirer will recognize a measurement-period adjustment during the period in which it determines the amount of the adjustment. The new standard is effective for annual periods beginning after December 15, 2016, with early adoption permitted and prospective application to adjustments to provisional amounts that occur after the effective date is required. Amneal adopted ASU 2015-16 on January 1, 2017 and it did not have an effect on Amneal’s consolidated financial statements.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. ASU 2015-11 requires inventory be measured at the lower of cost and net realizable value, and options that currently exist for market value be eliminated. ASU 2015-11 defines net realizable value as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The guidance is effective prospectively for reporting periods beginning after December 15, 2016, and interim periods within those fiscal years with early adoption permitted. Amneal adopted ASU 2015-11 on January 1, 2017 and it did not have a material impact on Amneal’s consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. The amendments in ASU 2015-02 are intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations, and securitization structures (collateralized debt obligations, collateralized loan obligations, and mortgage-backed security transactions). In addition to reducing the number of consolidation models from four to two, the new standard simplifies the FASB Accounting Standards Codification and improves current GAAP by: (i) placing more emphasis on risk of loss when determining a controlling financial interest, (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE and, (iii) changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs. ASU 2015-02 is effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. ASU 2015-02 may be applied retrospectively in previously issued financial statements for one or more years with a cumulative effect adjustment to retained earnings as of the beginning of the first year restated. Amneal adopted ASU 2015-02 on January 1, 2017 and it did not have an effect on Amneal’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-03, Accounting Changes and Error Corrections (Topic 250) and Investments—Equity Method and Joint Ventures (Topic 323), which add to and amend SEC guidance pursuant to the SEC Staff Announcements at the September 22, 2016 and November 17, 2016 Emerging Issues Task Force (EITF) meetings. The guidance provides additional disclosure requirements regarding the impact of recently issued accounting standards on the financial statements of a registrant when such standards are adopted in a future period. Amneal adopted ASU 2017-03 on January 1, 2017 and it and it did not have an effect on Amneal’s consolidated financial statements.

Recently Issued Accounting Pronouncements

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, that eliminates the requirement to calculate the implied fair value of goodwill (i.e., Step 2 of today’s goodwill impairment test) to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value (i.e., measure the charge based on today’s Step 1). The standard will be applied prospectively and is effective for Amneal’s annual and interim impairment tests performed in periods beginning after December 15, 2021. Early adoption is permitted for annual and interim goodwill impairment testing dates after January 1, 2017. Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, that changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. The guidance also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606. The guidance is effective for Amneal for the annual period beginning after

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 15, 2018 and should be applied prospectively. Early adoption is permitted. Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This guidance represents a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which that company expects to be entitled to receive in exchange for those goods or services. This update sets forth a new five-step revenue recognition model which replaces the prior revenue recognition guidance in its entirety and is intended to eliminate numerous industry-specific pieces of revenue recognition guidance that have historically existed. The FASB has since issued seven additional ASUs, including ASU 2017-13 in September 2017, amending the guidance and the effective dates of the amendments. This ASU is effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual reporting periods beginning after December 31, 2019. Early adoption is permitted as of annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Companies may use either a full retrospective or a modified retrospective approach to adopt this standard. Amneal has not yet completed its final review of the impact of this new guidance. To complete its assessment of the impact of the standard to its financial statements, Amneal continues to assess all implications of this standard, method of adoption and related financial disclosures. Additionally, Amneal continues to monitor modifications, clarifications and interpretations issued by the FASB that may impact its assessment.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force), to clarify how entities should present restricted cash and restricted cash equivalents in the statement of cash flows. The guidance requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The guidance will be applied retrospectively and is effective for the annual period beginning after December 15, 2018. Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, that will require companies to account for the income tax effects of intercompany transfers of assets other than inventory (e.g., intangible assets) when the transfer occurs. The guidance is effective for Amneal beginning after December 15, 2018. Early adoption is permitted as of the beginning of an annual period (i.e., early adoption is permitted only in the first interim period). Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force), to clarify how entities should classify certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance will be applied retrospectively and is effective for Amneal for the annual period beginning after December 15, 2018. Early adoption is permitted. Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, guidance that changes the impairment model for most financial assets including trade receivables and certain other instruments that are not measured at fair value through net income. The standard will replace today’s “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost and require entities to record allowances for available-for-sale debt securities rather

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

than reduce the carrying amount, as they do today under the other-than-temporary impairment model. It also simplifies the accounting model for purchased credit-impaired debt securities and loans. Entities will apply the standard’s provisions as a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The guidance is effective for Amneal for the annual period beginning after December 15, 2019. Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for annual periods beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020, with early adoption permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. Amneal is currently evaluating the impact that the standard will have on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018, and early adoption is not permitted. Amneal is currently evaluating the impact that the standard will have on its consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The guidance will be effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. The amendments in this ASU should be applied prospectively to an award modified on or after the adoption date. Amneal is currently evaluating the impact that the standard will have on its consolidated financial statements.

In February 2017, the FASB issued ASU 2017-05, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20), which provides clarification regarding the scope of the asset derecognition guidance and accounting for partial sales of nonfinancial assets. The update defines an in substance nonfinancial asset and clarifies that an entity should identify each distinct nonfinancial asset or in substance nonfinancial asset promised to a counterparty and derecognize each asset when a counterparty obtains control of it. All businesses and nonprofit activities within the scope of Subtopic 610-20 are excluded from the amendments in this update. This guidance will be effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019 and is required to be applied at the same time as ASU 2014-09 (described above) is applied. The guidance can be applied using one of two methods: the full retrospective method, which requires the standard to be applied to each prior period presented, or the modified retrospective method, which requires the cumulative effect of adoption to be recognized as an adjustment to opening retained earnings in the period of adoption. Amneal is currently evaluating the impact that the standard will have on its consolidated financial statements.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

3. Acquisitions and Divestitures

Acquisitions

Asset Acquisition

Amneal has the commercial rights to distribute Estradiol Vaginal Tablets (“Estradiol”), sold under the tradename Yuvafem®, and owns the full product rights for Aspirin/Dipyridamole ER (“ADip”). Both of the products are marketed by Amneal and respective royalties are paid to the development partner Kashiv Pharma, LLC (“Kashiv”). Amneal and Kashiv are related parties since they share common shareholder interest.

On June 29, 2017, Amneal and Kashiv entered into a product acquisition and royalty stream purchase agreement under which Amneal acquired all rights including the regulatory information related to the Estradiol product and the Estradiol Abbreviated New Drug Application (“ANDA”). Amneal also reacquired the royalty rights associated with the generic version of Aggrenox (the “ADip product”). The purchase of the Estradiol product intellectual property was accounted for as an asset acquisition and the prepayment of the ADip product royalty was accounted for as a prepaid royalty expense. The aggregate purchase price was $25 million due at closing plus two potential future $5 million earnout payments should certain future milestones be reached. There were no acquisition costs.

The total cost of $25 million was assigned to each acquired asset on a relative fair value basis and has been allocated as follows:

Asset Acquired	Value	Balance Sheet Classification
Estradiol product intangible asset	$19,500	Intangible assets—net
Prepayment of ADip product royalty	5,500	Current portion: Prepaid expenses and other current assets Non-current portion: Other assets

Total	$25,000

Amneal will amortize the acquired Estradiol product intangible asset on a straight-line basis over its estimated 15-year useful life. If incurred, the earnout payments will be added to the cost of the Estradiol product intangible asset and will be amortized on a straight-line basis over the remaining life of Estradiol intangible asset. The ADip product prepaid royalty will be amortized on a straight-line basis over five years, the remaining life of the royalty agreement.

Divestitures

Australia Divestiture

On August 31, 2017, Amneal sold 100% of the equity of its Australian business, Amneal Pharma Pty Ltd, to Arrow Pharmaceuticals Pty Ltd (“Arrow”) for cash consideration of $9.9 million which was received in October 2017 and is reflected within Prepaid expenses and other current assets in the Consolidated Balance Sheet as of September 30, 2017. The consideration received is subject to certain working capital adjustments. The carrying value of the net assets sold was $31.7 million, including intangible assets of $13.9 million and goodwill of $1.9 million. As a result of the sale, Amneal recognized a loss of $23.7 million, inclusive of divestiture costs of $1.5 million and a release of foreign currency translation adjustment loss of $0.4 million, within the Loss on sale of certain international businesses in the Consolidated Statement of Income for the nine months ended September 30, 2017.

As part of the disposition, Amneal agreed to indemnify Arrow for certain claims for up to 18 months from the closing date of the disposition. Additionally, Amneal will allow Arrow to use the Amneal trademark in Australia

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

to enable Arrow to transfer the labeling and marketing authorizations from the Amneal name to the Arrow name for a period of three years. Amneal will supply Arrow with Linezolid for a period of three years and will further develop four other products for such territory during such three year period. Arrow may be required to pay additional consideration of 1.5 million Australian dollars ($1.2 million based on exchange rate as of September 30, 2017) if certain conditions are met within six months of the closing date of the disposition.

Amneal retained the contingent consideration liability related to the business which arose from Amneal’s acquisition of the Actavis Australian generic business in May 2015. Accordingly, Amneal is obligated to make royalty payments based on 12% of aggregate net sales through April 2018.

Spain / Nordics Divestiture

On September 30, 2017, Amneal sold 100% of the equity and certain marketing authorizations, including associated dossiers, of its Amneal Nordic ApS and Amneal Pharma Spain S.L. subsidiaries to Aristo Pharma GmbH (“Aristo”) for cash consideration of $8.4 million, which is reflected within Prepaid expenses and other current assets in the Consolidated Balance Sheet as of September 30, 2017. Amneal received $6.5 million in October 2017 and the remainder will be paid within 60 days of closing of the disposition based on the actual closing date net working capital of the entities sold. The carrying value of the net assets sold was $13.1 million, including intangible assets of $0.9 million and goodwill of $1.7 million. As a result of the sale, Amneal recognized a loss of $5.2 million, inclusive of a release of foreign currency translation loss of $0.5 million, within the Loss on sale of certain international businesses in the Consolidated Statement of Income for the nine months ended September 30, 2017.

Aristo is also required to make an additional payment within 12 months of the closing date of the disposition based on the actual inventory, transferred as part of the transaction, that the buyer sold over this period.

4. Trade Accounts Receivable

Trade accounts receivable is comprised of the following (in thousands):

	September 30, 2017	December 31, 2016
Gross trade receivables	$745,829	$780,522
Allowance for doubtful accounts	(881)	(450)
Contract charge-backs and sales volume allowances	(385,732)	(366,848)
Cash discount allowances	(19,145)	(18,438)

Trade accounts receivable—net	$340,071	$394,786

Amneal does not believe that it is dependent upon any single customer. For the nine months ended September 30, 2017, Amneal’s top two customers represented individually net revenues exceeding 10% or more of total net revenues, respectively, 15.3% and 10.4%. For the nine months ended September 30, 2016, Amneal’s top two customers represented individually net revenues exceeding 10% or more of Amneal’s total net revenues, respectively, 11.6% and 11.2%.

Receivables from customers representing 10% or more of Amneal’s gross accounts receivable reflected three customers at September 30, 2017, equal to 35%, 31%, and 17%, respectively. Receivables from customers representing 10% or more of Amneal’s gross accounts receivable reflected three customers at December 31, 2016, equal to 33%, 29%, and 21%, respectively.

One product represented 10% or more of Amneal’s total net revenues which was 14% for the nine months ended September 30, 2017. One product represented 10% or more of Amneal’s total net revenues which was 13% for the nine months ended September 30, 2016.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

5. Inventories

Inventories are comprised of the following (in thousands):

	September 30, 2017	December 31, 2016
Raw materials	$142,024	$127,814
Work-in-progress	48,696	41,733
Finished goods	87,025	96,614

Inventories	$277,745	$266,161

6. Property, Plant, and Equipment

Property, plant, and equipment is comprised of the following (in thousands):

	September 30, 2017	December 31, 2016
Land	$4,685	$4,923
Buildings	206,308	64,410
Leasehold improvements	93,515	89,045
Machinery and equipment	212,581	177,639
Furniture and fixtures	9,026	17,210
Vehicles	1,379	1,457
Computer equipment	30,885	18,983
Construction in progress	42,525	146,785

Total property, plant, and equipment	600,904	520,452
Less accumulated depreciation	(143,287)	(113,048)

Property, plant, and equipment—net	$457,617	$407,404

During the nine months ended September 30, 2017 and 2016, Amneal invested $70.2 million and $91.5 million, respectively, in global property, plant and equipment. This significant investment relates primarily to the production capacity expansion of certain facilities in the U.S., India and Ireland for growth of existing and new dosage form capabilities.

Depreciation for the nine months ended September 30, 2017 and 2016, was $30.0 million and $20.5 million, respectively, which includes depreciation for assets recorded as capital leases. Capital leases at September 30, 2017 and December 31, 2016, are approximately $1.0 million and $1.1 million, respectively, and are included within the furniture and fixtures.

Interest capitalized and included in property, plant, and equipment during the nine months ended September 30, 2017 and 2016 was $4.1 million and $4.3 million, respectively.

7. Fair Value Measurements of Financial Instruments

Fair value is the exit price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement that should be determined using assumptions that market participants would use in pricing an asset or liability. Valuation techniques used to measure fair value should maximize the use of observable inputs and minimize the use of unobservable inputs. To measure fair value, Amneal uses the

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

following fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable:

Level 1	—	Quoted prices in active markets for identical assets or liabilities.

Level 2	—	Inputs other than Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

Level 3	—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Value is determined using pricing models, discounted cash flow methodologies, or similar techniques and also includes instruments for which the determination of fair value requires significant judgment or estimation.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Amneal evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level of classification for each reporting period. The following table sets forth Amneal’s financial assets and liabilities that were measured at fair value on a recurring basis as of September 30, 2017 and December 31, 2016 (in thousands):

	Fair Value	Level 1	Level 2	Level 3
September 30, 2017
Liabilities:
Acquisition related contingent consideration	$1,250	$—	$—	$1,250

December 31, 2016
Liabilities:
Acquisition related contingent consideration	$3,193	$—	$—	$3,193

There were no transfers between levels in the fair value hierarchy during any period presented herein.

The carrying amounts of cash, accounts receivable and accounts payable approximate their fair values due to the short term maturity of these instruments. As of September 30, 2017, Amneal’s Term Loan was trading at approximately 100.7% of par value, based upon market data (Level 2). The applicable fair value of the debt as of September 30, 2017 approximated $1.39 billion versus a carrying value of $1.38 billion. As of December 31, 2016, Amneal’s Term Loan was trading at approximately 100.5% of par value, based upon market data (Level 2). The applicable fair value of the debt as of December 31, 2016, approximated $1.15 billion versus a carrying value of $1.14 billion.

On May 1, 2015, Amneal acquired certain assets and assumed certain liabilities of the Australian business of Actavis. The agreement includes a contingent earn-out provision, which is a future payment based on 12% of aggregate Net Sales during each of the 12 calendar quarters commencing with the calendar quarter of June 30, 2015. Amneal determined the fair value using the present value, discounting at the WACC plus a factor for credit risk (discount rate of 10.5%), of the projected payments based on probability-weighted revenues projections over the 12 quarters subsequent to acquisition. At acquisition, the contingent consideration had a fair value of $8.0 million. At September 30, 2017 and December 31, 2016, the contingent consideration, using updated inputs to the valuation model, in addition to pay downs, had a fair value of $1.3 million and $3.2 million, respectively. The significant unobservable inputs used in the fair value measurement of the contingent consideration are the successful achievement of the probability-weighted revenues projections of Actavis’ Australian business and the

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

discount rate used to present value of the projected payments. Significant increases or decreases in estimated revenues would result in a significantly higher or lower fair value measurement. Significant increases or decreases in the discount rate would result in a significantly lower or higher fair value measurement.

Fair Value Measurements Using Significant Unobservable Inputs

The following table presents changes to Amneal’s financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the nine months ended September 30, 2017 (in thousands):

Acquisition- Related Contingent Consideration
Liabilities
Balance at January 1, 2017	$3,193
Contingent consideration acquired/(settled), net	(1,211)
Change in fair value recorded in earnings	(732)

Balance at September 30, 2017	$1,250

The change in fair value recorded in earnings is recognized within Costs of goods sold in the Consolidated Statements of Income.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

There were no non-recurring fair value measurements during the nine months ended September 30, 2017 and 2016.

8. Debt

The following is a summary of Amneal’s total indebtedness (in thousands):

	September 30, 2017	December 31, 2016
Senior Credit Facility—Term Loan	$1,381,703	$1,141,693
Senior Credit Facility—Revolver	50,000	25,000

Total debt	1,431,703	1,166,693
Less debt issuance costs	(9,405)	(10,805)

Total debt, net of debt issuance costs	1,422,298	1,155,888

Less current portion: Senior Credit Facility—Term Loan	(14,171)	(11,620)
Less current portion: Senior Credit Facility—Revolver	(50,000)	(25,000)

Less total current portion	(64,171)	(36,620)

Total long-term debt—net	$1,358,127	$1,119,268

The principal balance, unamortized discount and net carrying amount of Amneal’s long-term debt are as follows (in thousands):

	September 30, 2017	December 31, 2016
Long-term debt—gross	$1,367,532	$1,130,073
Long-term debt—discount	(9,405)	(10,805)

Long-term debt—net	$1,358,127	$1,119,268

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

On November 1, 2013, Amneal entered into term loan (“Term Loan”) and revolver (“Revolver”) credit facilities (as amended, the “Credit Facilities”). The proceeds of loans made from the Credit Facilities may be used to fund working capital needs, capital expenditures, acquisitions, dividends, and distributions to the class membership unit holders and for other general corporate purposes.

The Term Loan currently bears interest at LIBOR plus 3.50% with a 1.00% LIBOR floor and includes a principal pay down of 1% annually. The Revolver’s borrowing limit is $200 million and bears interest at LIBOR plus 2.0% with a 1.00% LIBOR floor. Amneal is charged a commitment fee ranging from 0.25% to 0.50% on the daily portion of its unused Revolver limits. The Credit facilities mature on November 1, 2019, but can be prepaid at any time at no additional cost.

On April 4, 2017 the Credit Facilities were amended to increase the Term Loan by $250.0 million, increase the Revolver borrowing limit by $80.0 million to $200.0 million, and reduce the Revolver’s interest rate by 0.5% to LIBOR plus 2.0%; the interest rate effective at September 30, 2017. As part of this transaction, $50 million was drawn on the Revolver. As a result of this amendment, Amneal capitalized approximately $2.5 million of debt issuance costs, which were recorded on Amneal’s Consolidated Balance Sheets as a reduction in the carrying amount of long-term debt, net. In addition, Amneal recorded a $2.5 million charge from the modification and extinguishment of debt due to the write-off of unamortized debt issuance costs related to the write-off of unamortized debt issuance costs.

Amneal recorded debt issuance cost amortization expense of $3.9 million and $2.1 million related to the Credit Facilities during the nine months ended September 30, 2017 and 2016. Amortization is exclusive of any loss of any loss on extinguishment of debt.

9. Capital Structure

Amneal is a limited liability company and is treated as a partnership for U.S. tax purposes. As of September 30, 2017, Amneal had one Class A membership equity classification in which the members shared in the profits and losses and have voting rights. At September 30, 2017 and December 31, 2016, the Class A members had 189,000,000 units authorized, issued, and outstanding. For the nine months ended September 30, 2017 and 2016, Amneal made distributions of $355.3 million and $170.6 million, respectively, to the Class A member, within the terms of the current Limited Liability Company Operating Agreement.

During 2011, Amneal established a profit participation plan in the form of profits interests granted through the issuance of Class D, Class E and Class F membership units. In 2015, Amneal added Class G and H membership units to the plan. Amneal issued these membership units to a select group of individuals (“Members”) in recognition of their past and continued services to Amneal. Subject to vesting provisions and forfeiture of the Units, the aggregate percentage interests of the Members will not exceed 6.36% in total. These interests constitute a profits interest in Amneal pursuant to the Internal Revenue Code and applicable treasury department regulations and pronouncements.

The Members participate in distributions of net proceeds upon a sale of Amneal in accordance with the Distribution of Capital Proceeds provision contained in the Limited Liability Company Operating Agreement of Amneal, as amended. The vesting of certain units is subject to acceleration at the time of a change-in-control event. The Members participate only in net sale proceeds above the applicable floor amounts attributable to the units. Class D and Class E distributions of net sale proceeds are also subject to a cap. The units do not earn or accrue any preferred return. The Members do not have a right to vote or participate in the management of Amneal.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

A summary of the unit activity for Members for the nine months ended September 30, 2017 and 2016, is as follows:

Membership Units	Class D Member	Class E Member	Class F Member	Class G Member	Class H Member
Outstanding—January 1, 2016	3,300,020	3,360,020	3,985,020	770,020	317,520
Issued	—	—	—	400,000	—
Forfeited	—	—	(42,857)	(120,000)	—

Outstanding—September 30, 2016	3,300,020	3,360,020	3,942,163	1,050,020	317,520

Vested—September 30, 2016	3,300,020	3,173,020	1,916,663	77,020	20

Outstanding—January 1, 2017	3,300,020	3,360,020	3,942,163	1,100,020	317,520
Issued	—	—	—	75,000	20,000
Forfeited	—	(32,291)	(15,000)	—	(7,500)

Outstanding—September 30, 2017	3,300,020	3,327,729	3,927,163	1,175,020	330,020

Vested—September 30, 2017	3,300,020	3,232,729	2,447,263	224,020	77,520

Amneal will record the related compensation expense for performance conditions that depend on a change-in-control event once the event occurs. This amount, valued as of September 30, 2017, was $166.7 million. The value was based on the implied equity value of Amneal related to the transaction contemplated with Impax (refer to Note 13. Subsequent Events). Any settlement would come from the proceeds of a change-in-control event and would be recognized as a non-cash charge.

10. Income Taxes

The operations of Amneal are conducted through a limited liability company that is treated as a partnership for U.S. federal income tax purposes. All U.S. federal income tax benefits and/or liabilities of Amneal are passed through to the member(s). Amneal provides for a tax provision in the various foreign jurisdictions in which it operates.

We have recorded our interim tax provision based upon our estimated annual effective tax rate (“EAETR”) and account for tax effects of discrete events in the period in which they occur. We review the EAETR on a quarterly basis as projections are revised and laws are enacted. The effective tax rate (“ETR”) was 1.87% and 2.42% for the nine months ended September 30, 2017 and 2016, respectively. The net change in the ETR was primarily attributable to the decrease of foreign loss which cannot be benefited and changes in the mix of earnings across multiple jurisdictions. During the third quarter of 2017, Amneal disposed of the stock of its subsidiaries in Australia, Spain, and the Nordics with no resulting income tax expense. These transactions were accounted for discretely and therefore, excluded from the EAETR calculation.

Amneal records a valuation allowance against its deferred tax assets to reduce the net carrying value to an amount that it believes is more likely than not to be realized. When Amneal establishes or reduces the valuation allowance against its deferred tax assets, the provision for income taxes will increase or decrease, respectively, in the period such determination is made. Amneal continues to assess the need for a valuation allowance on a go-forward basis.

11. Related-Party Transactions

Amneal has various business agreements with certain third-party companies in which there is some common ownership and/or management between those entities, on the one hand, and Amneal, on the other hand. Amneal

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

has no direct ownership or management in any of such related party companies. The related party relationships that generated income and or expense in the respective reporting period are described below.

Kanan, LLC (“Kanan”) is an independent real estate company which owns Amneal’s manufacturing facilities located at 65 Readington Road, Branchburg, New Jersey, 131 Chambers Brook Road, Branchburg, New Jersey and 1 New England Avenue, Piscataway, New Jersey. Amneal leases these facilities from Kanan under two separate triple-net lease agreements that expire in 2027 and 2031, respectively, at an annual rental cost of approximately $2.0 million combined, subject to CPI rent escalation adjustments as provided in the lease agreements. Rent expense to the related party for both of the nine month periods ended September 30, 2017 and 2016 was $1.5 million.

AE Companies, LLC (“AE LLC”) is an independent company which provides certain shared services and corporate type functions to a number of independent entities with respect to which, from time to time, Amneal conducts business. Amneal has ongoing professional service agreements with AE LLC for administrative and research and development (“R&D”) services. The total amount of income earned from these agreements for the nine month periods ended September 30, 2017 and 2016, was $0.6 million and $0.8 million, respectively. At both September 30, 2017 and December 31, 2016, receivables of $0.2 million were due from the related party.

Asana Biosciences, LLC (“Asana”) is an early stage drug discovery and R&D company focusing on several therapeutic areas, including oncology, pain and inflammation. In July 2014, Amneal entered into a sublease agreement with Asana for a portion of its corporate office space in Bridgewater, NJ. The sublease is for ten years with annual base rent of $0.1 million, subject to CPI increases. The sublease terminated by mutual agreement in August 2016. Rental income from the related-party sublease for the nine months ended September 30, 2016, was $53,000.

Industrial Real Estate Holdings NY, LLC (“IRE”) is an independent real estate management entity which, among other activities, is the landlord of Amneal’s leased manufacturing facilities located at 75 and 85 Adams Avenue, Hauppauge, New York. The lease at 85 Adams Avenue expired in March 2017 while the lease for 75 Adams Avenue expires in March 2021. Rent expense paid to the related party for the nine month periods ended September 30, 2017 and 2016 was $0.9 million and $1.0 million, respectively.

Kashiv Pharmaceuticals LLC (“Kashiv”) is an independent contract development organization focused primarily on the development of 505(b)(2) NDA products. Amneal has various business agreements with Kashiv. In May 2013, Amneal entered into a sublease agreement with Kashiv for a portion of one of its R&D facilities. The sublease automatically renews annually if not terminated and has an annual base rent of $1.8 million. Rental income from the related-party sublease for the nine month periods ended September 30, 2017 and 2016 was $1.5 million and $1.3 million, respectively. At September 30, 2017 and December 31, 2016, receivables of $2.3 million and $0.4 million were due from the related party, respectively.

Amneal has also entered into various development and commercialization arrangements with Kashiv to collaborate on the development and commercialization of certain generic pharmaceutical products. Kashiv receives a percentage of net profits with respect to Amneal’s sales of these products. The total profit share paid to Kashiv for the nine month periods ended September 30, 2017 and 2016 were $9.6 million and $1.0 million, respectively. At September 30, 2017 and December 31, 2016, payables of $0.3 million and $4.3 million were due to the related party, respectively, for royalty-related transactions.

In June 2017, Amneal and Kashiv entered a product acquisition and royalty stream purchase agreement. The aggregate purchase price was $25 million on the closing, which has been paid, plus two potential future $5 million earn outs related to the Estradiol Product. The contingent earn outs will be recorded in the period in which they are earned.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

Adello Biologics, LLC (“Adello”) is an independent clinical stage company engaged in the development of biosimilar pharmaceutical products. Amneal and Adello are parties to a master services agreement pursuant to which, from time to time, Amneal provides human resources & product quality assurance services on behalf of Adello. The parties are also party to a license agreement for parking spaces in Piscataway, NJ. The total amount of net expense paid to Adello from these agreements for both of the nine month periods ended September 30, 2017 and 2016, were less than $0.1 million. As of September 30, 2017 and December 31, 2016 receivables of $54,000 and $0.3 million were due from the related party, respectively.

In March 2017, Amneal entered into a product development agreement with Adello. The collaboration extended the remaining development process to Adello for a complex generic product, while Amneal retained its commercial rights upon approval. Pursuant to the agreement, Adello paid Amneal $10 million for reimbursement of past development costs, which Amneal deferred as a liability at September 30, 2017, and Amneal will pay royalties upon commercialization.

In October 2017, Amneal and Adello terminated their product development agreement. Pursuant to the termination agreement, the up-front payment plus interest will be repaid by Amneal in the amount of $10.5 million.

PharmaSophia, LLC (“PharmaSophia”) is a joint venture formed by Nava Pharma, LLC (“Nava”) and Oakwood Laboratories, LLC for the purpose of developing certain products. Currently PharmaSophia is actively developing two injectable products. Pharmasophia and Nava are parties to a research and development agreement pursuant to which Nava provides research and development services to Pharmasophia. Nava subcontracted this obligation to Amneal, entering into a subcontract research and development services agreement pursuant to which Amneal provides research and development services to Nava in connection with the products being developed by PharmaSophia. The total amount of income earned from these agreements for both of the nine month periods ended September 30, 2017 and 2016, was $0.2 million. At September 30, 2017 and December 31, 2016 receivables of $0.3 million and $0.2 million were due from the related party, respectively.

Gemini Laboratories, LLC (“Gemini”) is an independent specialty pharmaceuticals company focused on promoting niche branded products to endocrinologists, pediatricians, OB/GYNs and other specialist physicians. Gemini also engages in the wholesale distribution of generic pharmaceuticals to compounding pharmacies and to directly dispensing physicians, and promotes and distributes certain branded or quasi-branded products. Gemini predominantly sells products through branded wholesalers and certain compounding pharmacies and partners that service directly dispensing physicians. Amneal and Gemini are parties to various agreements. Total gross profit earned from the sale of inventory was $2.2 million and $11.5 million for the nine month periods ended September 30, 2017 and 2016, respectively. The total profit share paid by Gemini for the nine month periods ended September 30, 2017 and 2016 were $8.5 million and $12.2 million, respectively. At September 30, 2017 and December 31, 2016, receivables of $4.9 million and $4.8 million were due from the related party, respectively, for profit share earned. At September 30, 2017 and December 31, 2016, receivables of $2.0 million and $5.2 million were due from the related party, respectively, from the purchase of inventory.

12. Commitments and Contingencies

Commitments

Commercial Manufacturing, Collaboration, License, and Distribution Agreements

Amneal continues to seek to enhance its product line and develop a balanced portfolio of differentiated products through product acquisitions and in-licensing. Accordingly, Amneal, in certain instances, may be contractually obligated to make potential future development, regulatory, and commercial milestone, royalty and/or profit

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

sharing payments in conjunction with collaborative agreements or acquisitions that Amneal has entered into with third parties. Amneal has also licensed certain technologies or intellectual property from various third parties. Amneal is generally required to make upfront payments as well as other payments upon successful completion of regulatory or sales milestones. The agreements generally permit Amneal to terminate the agreement with no significant continuing obligation. The payments that could be required to be made pursuant to these other arrangements are not individually significant. These payments are contingent upon the occurrence of certain future events and, given the nature of these events, it is unclear when, if ever, Amneal may be required to pay such amounts. Further, the timing of any future payment is not reasonably estimable.

Lease Agreements

Amneal has a non-cancelable lease agreement for an integrated manufacturing and office facility in Long Island, New York which expires on June 30, 2043. The lease is accounted for as a financing obligation as it did not qualify for sale-leaseback treatment.

Additionally, Amneal leases buildings and other tangible property under other non-cancelable leases with remaining future minimum lease payments of approximately $100 million at September 30, 2017.

Contingencies

Amneal’s legal proceedings are complex, constantly evolving and subject to uncertainty. As such, Amneal cannot predict the outcome or impact of the legal proceedings set forth below. While Amneal believes it has valid claims and/or defenses to the matters described below, the nature of litigation is unpredictable and the outcome of the following proceedings could include damages, fines, penalties and injunctive or administrative remedies. For any proceedings where losses are probable and reasonably capable of estimation, Amneal has accrued for such potential loss as described below. While these accruals have been deemed reasonable by Amneal’s management, the assessment process relies heavily on estimates and assumptions that may ultimately prove inaccurate or incomplete. Additionally, unforeseen circumstances or events may lead Amneal to subsequently change its estimates and assumptions. Unless otherwise indicated below, Amneal is at this time unable to estimate the possible loss, if any, associated with such litigation.

Amneal currently intends to vigorously prosecute and/or defend these proceedings as appropriate. From time to time, however, Amneal may settle or otherwise resolve these matters on terms and conditions that it believes to be in its best interest. Resolution of any or all claims, legal proceedings or investigations could have a material adverse effect on Amneal’s results of operations and/or cash flow in any given accounting period, or on Amneal’s overall financial condition.

Legal Contract Settlement

In December 2016, Amneal entered into an agreement with a former development partner to settle a contract dispute. The total amount of the settlement is $2.8 million and is recorded within Accrued expenses and other liabilities in the Consolidated Balance Sheet as of December 31, 2016. The payment was made in April 2017.

Medicaid Reimbursement Accrual

Amneal is required to provide pricing information to state agencies that administer federal Medicaid programs. Certain states agencies have alleged that manufacturers have reported improper pricing information, which allegedly caused them to overpay reimbursement costs. Reserves are periodically established by Amneal for any potential claims or settlements of overpayment. Although Amneal intends to vigorously defend against any such

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

claims, Amneal recognized a $15 million accrual during 2014 to provide for any potential penalties. The ultimate settlement of any such potential liability for such claims may be higher or lower than estimated. Amneal believes that all such contingencies are adequately accrued for in the consolidated financial statements for each year presented.

Patent Defense Matters

Amneal is a defendant in a patent infringement action, Merck Sharp & Dohme Corp. v. Amneal Pharmaceuticals LLC, in the U.S. District Court for the District of Delaware. The complaint was filed on March 20, 2015, and involves Amneal’s filing of an ANDA for a generic alternative to Merck’s Nasonex® product. The District Court trial was completed on June 22, 2016. The court issued an opinion finding that Amneal’s proposed generic product did not infringe the asserted patent. Merck filed an appeal of that decision with the Court of Appeals for the Federal Circuit which remains pending. Amneal launched its generic version of the product on April 5, 2017, prior to the rendering of an appellate court decision, and continues to sell the product as of the date of this combined proxy statement/prospectus. Amneal believes that it has substantial meritorious defenses to the claims alleged. However, these actions, if successful, could adversely affect Amneal and could have a material adverse effect on Amneal’s business, results of operations, financial condition and cash flows.

Amneal is a defendant in a patent infringement action, Otsuka Pharmaceutical Co. Ltd. v. Amneal Pharmaceuticals LLC, et al., in the U.S. District Court for the District of New Jersey. The first complaint was filed on March 2, 2015, and involves Amneal’s filing of an ANDA for a generic alternative to Otsuka’s Abilify® tablet product. Otsuka filed an appeal with the Court of Appeals for the Federal Circuit related to rulings from the District Court regarding some of the patents-in-suit. The District Court has not yet set a trial date for the remaining patents-in-suit. Amneal, like a number of other generic manufacturers, has launched its generic version of Otsuka’s Abilify® “at-risk,” prior to the rendering of an appellate court decision, and continues to sell the product as of the date hereof. Amneal believes that it has substantial meritorious defenses to the claims alleged. However, these actions, if successful, could adversely affect Amneal and could have a material adverse effect on Amneal’s business, results of operations, financial condition and cash flows.

Antitrust Litigation

Amneal is a defendant in a class action anti-trust action, Sergeants Benevolent Association Health & Welfare Fund v. Actavis, PLC, et. al., in the U.S. District Court for the Southern District of New York. The complaint was filed on August 19, 2015, and involves patent litigation settlement agreements between Amneal and Forest Laboratories. Amneal was one of a number of pharmaceutical companies named in the lawsuit. The settlement agreement at issue settled the patent litigation between Forest Laboratories and Amneal regarding Namenda© immediate release tablets. On September 13, 2016, the court denied the defendants’ motion to dismiss with respect to the federal claims and stayed the state law claims pending against Amneal and the other generic pharmaceutical company defendants until the federal claims are resolved. The court denied the defendants’ motion to dismiss with respect to the state law claims without prejudice to renew the motion after the federal claims have been resolved. The court cited the interests of judicial economy and the myriad state antitrust and unfair business practices laws as the basis for severing the state law claims and placing them on the court’s inactive docket. The court’s decision places the entirety of the claims pending against Anneal and the other generic pharmaceutical companies on the court’s inactive docket, which effectively stays the litigation as to Amneal until the federal claims are resolved or until the court removes those claims from its inactive docket. Amneal believes that it has substantial meritorious defenses to the claims alleged. However, these actions, if successful, could adversely affect Amneal and could have a material adverse effect on Amneal’s business, results of operations, financial condition and cash flows.

From time to time, Amneal may become subject to other legal proceedings, claims or litigation arising in the ordinary course of business. In addition, Amneal may receive letters alleging infringement of patents or other IP

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

rights. If an unfavorable outcome were to occur in litigation, the impact could be material to Amneal’s business, financial condition, cash flow or results of operations, depending on the specific circumstances of the outcome.

Legal Settlement Gain

In December 2015, Amneal filed an anti-competitive claim against the innovator of Suboxone, a combination of active pharmaceutical ingredients Buprenorphine and Naloxone. The claim alleged anti-competitive conduct involving three kinds of activity which were closely related to delay generic entry and, in the meantime, to convert patients to another dosage form not subject to generic competition. As a result of these alleged anti-competitive activities, Amneal lost profits since it was restricted from entering the market to sell its generic version.

In July 2017, Amneal entered into a settlement with the innovator for $25 million, which was received in cash in August 2017. Amneal recorded a net legal settlement gain of $21.5 million, net of legal fees for the nine months ended September 30, 2017.

13. Subsequent Events

Adello Transactions

License and Commercialization Agreement

On October 1, 2017, Amneal and Adello entered into a license and commercialization agreement. Adello granted Amneal an exclusive license, under its New Drug Application, to distribute and sell two bio-similar products in the U.S. Adello is responsible for development, regulatory filings, obtaining FDA approval, and manufacturing, and Amneal is responsible for marketing, selling and pricing activities. The term of the agreement is 10-years from the applicable product’s launch date.

In connection with the agreement, Amneal paid an upfront amount of $1.5 million in October 2017 for execution of the agreement. The agreement also provides for potential future milestone payments to Adello of (i) up to $21 million relating to regulatory approval, (ii) up to $43 million for successful delivery of commercial launch inventory, (iii) between $20 million and $50 million relating to number of competitors at launch for one product, and (iv) between $15 million and $67.5 million for the achievement of cumulative net sales for both products. The milestones are subject to certain performance conditions, which may or may not be achieved, including FDA filing, FDA approval, launch activities and commercial sales volume objectives. In addition, the agreement provides for Amneal to pay a profit share equal to 50% of Net Profits, after considering manufacturing and marketing costs.

Purchase of Ireland Building

In October 2017, Amneal purchased a building from Adello to further support its inhalation dosage form. Amneal issued a promissory note for 12.5 million euros ($14.7 million based on exchange rate as of October 31, 2017) with an interest rate of 2% per annum due July 2019.

Kashiv Transaction

Pursuant to a product development agreement, Amneal and Kashiv agreed to collaborate on the development and commercialization of Oxycodone HCI ER Oral Tablets. This product is owned by Kashiv, with Amneal acting as the exclusive marketing partner and as Kashiv’s agent for filing the product ANDA under the agreement. In October 2017, Amneal and Kashiv entered into an agreement to terminate the product development agreement, subject to Amneal’s confirmation that the contemplated combination with Impax Laboratories, Inc. has been or will be completed. In the event that the agreement is terminated, Kashiv will be obligated to reimburse Amneal approximately $9 million of third party legal expenses incurred by them in connection with litigation and patent challenges of the product.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

Combination

On October 17, 2017, Amneal and Impax Laboratories, Inc. (“Impax”) entered into the Business Combination Agreement (the “BCA”). The combined company will have a generics business that will rank as the 5th largest in the U.S. by gross revenue and a growing, high-margin specialty franchise. Under the terms of the BCA, New Amneal will be formed. As a result of the Combination, Amneal Holdings members immediately prior to the closing of the Combination will receive Class B Common Stock and Amneal Common Units and will be able to redeem, at or following closing, their Amneal Common Units, for Class A Common Stock or Class B-1 Common Stock. As a result, Amneal members immediately prior to the closing of the Combination will own approximately 75% of the voting power New Amneal and Impax’s stockholders immediately prior to the closing of the Combination will own approximately 25% of the voting power of New Amneal. The Combination will be structured as an “Up-C” transaction with a tax receivable agreement split 85% / 15% between Amneal Holdings members and New Amneal, respectively.

The BCA has been unanimously approved by the Boards of Managers of Amneal and the Board of Directors of Impax, and is supported by the management teams of both companies. The Combination is expected to close in the first half of 2018, subject to the satisfaction of customary closing conditions, including receipt of regulatory approvals and Impax shareholder approval. Amneal has received the requisite approval from its members for the transaction.

In connection with the Combination, Amneal Holdings members have entered into definitive purchase agreements with select institutional investors including TPG and funds affiliated with Fidelity Management & Research Company to sell 46.8 million unregistered common shares at $18.25 per share in a private placement for gross proceeds of $855 million, or approximately 15% of fully diluted common shares outstanding on an as converted basis.

Report of Independent Auditors

The Board of Managers

Amneal Pharmaceuticals LLC

We have audited the accompanying consolidated financial statements of Amneal Pharmaceuticals LLC and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in members’ deficit, and cash flows for the three years ended December 31, 2016, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amneal Pharmaceuticals LLC and subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for the three years ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Iselin, New Jersey

November 21, 2017

Amneal Pharmaceuticals LLC and Subsidiaries

Consolidated Balance Sheets

(in thousands except unit amounts)

	December 31
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$27,367	$61,087
Restricted cash	10,179	4,018
Trade accounts receivable—net	394,786	273,832
Inventories	266,161	234,965
Prepaid expenses and other current assets	16,446	19,196
Related-party receivables	11,175	11,504

Total current assets	726,114	604,602

Property, plant, and equipment—net	407,404	318,822
Goodwill	28,441	29,824
Intangible assets—net	45,929	49,691
Other assets	10,929	11,154

Total assets	$1,218,817	$1,014,093

Liabilities and members’ deficit
Current liabilities:
Accounts payable	$60,033	$69,929
Accrued liabilities	74,932	75,620
Accrued returns allowance	46,195	32,124
Current portion of financing obligations	274	253
Taxes payable	2,625	1,789
Revolving credit facility	25,000	50,000
Current portion of long-term debt	11,620	9,348
Current portion of capital lease obligations	91	85
Related-party payables	4,303	—

Total current liabilities	225,073	239,148

Long-term debt, net	1,119,268	911,043
Long-term portion of financing obligations	40,298	40,578
Deferred income taxes	1,673	3,119
Long-term portion of capital leases	921	1,012
Other long-term liabilities	7,529	6,066

Total long-term liabilities	1,169,689	961,818

Commitments and contingencies (Note 18)

Members’ equity (189,000,000 units authorized, issued and outstanding at December 31, 2016 and 2015)	2,675	2,675
Accumulated other comprehensive loss	(12,797)	(15,844)
Accumulated deficit	(175,168)	(181,974)

Subtotal—members’ deficit	(185,290)	(195,143)
Non-controlling interest	9,345	8,270

Total members’ deficit	(175,945)	(186,873)

Total liabilities and members’ deficit	$1,218,817	$1,014,093

The accompanying notes are an integral part of these consolidated financial statements.

Amneal Pharmaceuticals LLC and Subsidiaries

Consolidated Statements of Income

(in thousands)

	Years ended December 31
	2016	2015	2014
Net revenue	$1,018,225	$866,280	$785,623
Cost of goods sold	402,227	349,563	324,185
Depreciation and amortization	18,507	15,034	13,016

Gross profit	597,491	501,683	448,422

Selling, general, and administrative	115,130	97,179	84,615
Research and development	168,137	136,870	106,735
Intellectual property legal development expenses	25,728	16,843	11,804
Medicaid reimbursement accrual	—	—	15,000
Depreciation	14,509	10,413	7,326
Member units purchase	—	12,500	—
Patent litigation settlement gain	(11,000)	(8,650)	—
Acquisition-related expenses	70	370	2,517
Intangible asset impairment charges	36	—	1,850

Operating profit	284,881	236,158	218,575

Interest expense	(49,400)	(42,139)	(30,664)
Foreign exchange loss	(14,108)	(12,150)	(2,398)
Gain on hedging activity	—	—	483
Loss on extinguishment and modification of debt	—	(2,591)	(7,525)
Other (expense) income, net	(6,552)	(3,696)	860

Total other expense, net	(70,060)	(60,576)	(39,244)

Income before tax	214,821	175,582	179,331
Income tax provision	5,395	4,951	1,513

Net income	209,426	170,631	177,818
Less net income attributable to non-controlling interest	(2,048)	(1,180)	(890)

Net income attributable to Amneal Pharmaceuticals LLC and Subsidiaries	$207,378	$169,451	$176,928

The accompanying notes are an integral part of these consolidated financial statements.

Amneal Pharmaceuticals LLC and Subsidiaries

Consolidated Statements of Comprehensive Income

(in thousands)

	Years ended December 31
	2016	2015	2014
Net income	$209,426	$170,631	$177,818
Other comprehensive income (loss):
Foreign currency translation adjustment	3,047	(713)	(7,684)

Comprehensive income	212,473	169,918	170,134
Less comprehensive income attributable to non-controlling interest	(2,048)	(1,180)	(890)

Comprehensive income attributable to Amneal Pharmaceuticals LLC and Subsidiaries	$210,425	$168,738	$169,244

The accompanying notes are an integral part of these consolidated financial statements.

Amneal Pharmaceuticals LLC and Subsidiaries

Consolidated Statements of Changes in Members’ Deficit

(in thousands except per unit amounts)

	Members’ Equity	Accumulated Other Comprehensive Income (Loss)	(Accumulated Deficit) Retained Earnings	Non- Controlling Interest	Total
Balance—January 1, 2014	$2,686	$(7,447)	$(27,186)	$7,861	$(24,086)
Net income	—	—	176,928	890	177,818
Capital contribution	8	—	—	294	302
Dividend to non-controlling interest	—	—	—	(1,019)	(1,019)
Distributions to Class A members, $1.28 per unit	—	—	(243,000)	—	(243,000)
Foreign currency translation	—	(7,684)	—	—	(7,684)

Balance—December 31, 2014	2,694	(15,131)	(93,258)	8,026	(97,669)
Net income	—	—	169,451	1,180	170,631
Dividend to non-controlling interest	—	—	—	(936)	(936)
Distributions to Class A members, $1.36 per unit	—	—	(258,169)	—	(258,169)
Foreign currency translation	—	(713)	—	—	(713)
Return of capital	(19)	—	2	—	(17)

Balance—December 31, 2015	2,675	(15,844)	(181,974)	8,270	(186,873)
Net income	—	—	207,378	2,048	209,426
Dividend to non-controlling interest	—	—	—	(973)	(973)
Distributions to Class A members, $1.06 per unit	—	—	(200,615)	—	(200,615)
Foreign currency translation	—	3,047	—	—	3,047
Return of capital	—	—	43	—	43

Balance—December 31, 2016	$2,675	$(12,797)	$(175,168)	$9,345	$(175,945)

The accompanying notes are an integral part of these consolidated financial statements.

Amneal Pharmaceuticals LLC and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Years ended December 31
	2016	2015	2014
Operating activities:
Net income	$209,426	$170,631	$177,818
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33,016	25,447	20,342
Unrealized foreign currency loss	12,162	10,667	—
Amortization of debt issuance costs	3,055	1,857	1,071
Loss on extinguishment and modification of debt	—	2,591	7,525
Intangible asset impairment charges	36	—	1,850
Unrealized gain on derivatives	—	—	(483)
Changes in assets and liabilities:
Trade accounts receivable—net	(122,321)	(44,556)	(63,661)
Inventories	(33,352)	(76,535)	(29,623)
Prepaid expenses and other current assets	2,475	(2,733)	(7,002)
Related-party receivables	307	(4,755)	(2,733)
Other assets	(433)	(7,474)	(2,841)
Accounts payable	(9,358)	10,130	1,122
Accrued returns allowance	14,279	4,537	4,389
Taxes payable	161	1,707	(1,658)
Medicaid reimbursement accrual	—	—	15,000
Accrued expenses and other current liabilities	96	13,020	(10,563)
Other liabilities	1,208	349	1,704
Related-party payables	4,303	—	—

Net cash provided by operating activities	115,060	104,883	112,257

Investing activities:
(Increase) decrease in restricted cash	(6,272)	(3,843)	144
Purchases of property, plant, and equipment	(122,756)	(117,380)	(79,383)
Acquisition of license	(1,850)	—	(3,000)
Acquisitions, net of cash acquired	—	(14,401)	(38,742)

Net cash used in investing activities	(130,878)	(135,624)	(120,981)

Financing activities:
Payments of deferred financing costs	(6,506)	(2,871)	(6,709)
Payments on capital leases	(85)	(80)	33
Repayments on financing obligations	(259)	(1,264)	(848)
Net (payments) borrowings from revolving credit line	(25,000)	50,000	—
Proceeds from issuance of debt	225,000	200,000	338,200
Payments on debt	(11,052)	(11,667)	(38,884)
Equity contributions—non-controlling interest	—	—	294
Equity contributions	(5)	—	—
Dividend to non-controlling interest	(973)	(936)	(1,019)
Distribution to Class A members	(200,615)	(258,169)	(243,000)

Net cash used in financing activities	(19,495)	(24,987)	48,067

Effect of foreign exchange rate on cash	1,593	(707)	(3,706)

Net (decrease) increase in cash and cash equivalents	(33,720)	(56,435)	35,637
Cash and cash equivalents—beginning of year	61,087	117,522	81,885

Cash and cash equivalents—end of year	$27,367	$61,087	$117,522

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$50,569	$42,405	$29,196

Foreign incomes taxes paid	$4,922	$4,137	$4,764

The accompanying notes are an integral part of these consolidated financial statements.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

1. Nature of Operations and Basis of Presentation

Amneal Pharmaceuticals LLC (“Amneal”) was formed during 2002 and operates through various subsidiaries. Amneal is a vertically-integrated developer, manufacturer, and seller of generic pharmaceutical products. Amneal’s pharmaceutical research includes analytical and formulation development and stability. Amneal has operations in the United States of America (U.S.), Switzerland, India, Australia, Ireland and the United Kingdom (U.K.), and certain other countries, primarily in Western Europe. Amneal sells to wholesalers, distributors, hospitals, chain pharmacies and individual pharmacies, either directly or indirectly.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Amneal and all of its subsidiaries in which a controlling interest is maintained and are prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”). All intercompany transactions and balances have been eliminated in consolidation.

Variable Interest Entities

An entity is referred to as a variable interest entity (“VIE”) if it possesses one of the following criteria: (i) it is thinly capitalized, (ii) the residual equity holders do not control the entity, (iii) the equity holders are shielded from the economic losses, (iv) the equity holders do not participate fully in the entity’s residual economics, or (v) the entity was established with non-substantive voting interests. Amneal consolidates a VIE when it has both the power to direct the activities that most significantly impact the activities of the VIE and the right to receive benefits or the obligation to absorb losses of the entity that could be potentially significant to the VIE.

If Amneal determines that it is the primary beneficiary of a VIE, Amneal consolidates the statements of operations and financial condition of the VIE into its consolidated financial statements. Amneal’s management concluded there were no relationships that constitute a VIE requiring consolidation during the years ended December 31, 2016 and 2015.

Based on Amneal’s assessments performed in 2014, Amneal’s management concluded that pursuant to a pre-acquisition operating agreement between Amneal and Epsilon Pharmaceuticals Private limited, or Epsilon, (see Note 3 for further discussion of Amneal’s acquisition of Epsilon), Amneal had the power to direct the significant activities that affect economic performance and was considered the primary beneficiary of Epsilon. Accordingly, Amneal consolidated Epsilon’s financial results for the period from April 18, 2014 through the acquisition date of December 1, 2014. Per the terms of the operating agreement, Amneal was obligated to fund all operating and capital expenditures from April 18, 2014, through the acquisition date of December 1, 2014.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Amneal’s management to make estimates and assumptions that affect the reported financial position at the date of the financial statements and the reported results of operations during the reporting period. Such estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The following are some, but not all, of such estimates: the determination of chargebacks, sales returns, rebates, bill backs, allowances for accounts receivable, accrued liabilities, valuation of inventory balances and membership units, the determination of useful lives for product rights and the assessment of expected cash flows used in evaluating goodwill and other long-lived assets for impairment. Actual results could differ from those estimates.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

Revenue Recognition

Revenue from product sales is recognized when persuasive evidence of an arrangement exists, title and risk of loss has transferred to the customer, the price is fixed or determinable, and collection is reasonably assured. Amneal permits the return of product under certain circumstances. Product sales are recorded net of all sales-related deductions including, but not limited to: sales discounts and returns, chargebacks, sales volume rebates, shelf stocks, re-procurement charges, cash discounts, and Medicaid rebate obligations. Amneal establishes provisions for its sales-related deductions in the same period that it recognizes the related gross sales. These accruals reduce gross revenues and, with the exception of returns and Medicaid rebates, are treated as a reduction of trade receivables. Returns and Medicaid rebates are recorded as a liability. At the time a rebate or chargeback payment is made or a product return credit is issued, Amneal records a reduction to the contra accounts receivable or liability account.

Amneal estimates sales-related deductions based primarily on historical experience, estimated future trends, estimated customer inventory levels and contract sales terms with Amneal’s wholesale, retail, indirect, and institutional customers. The product returns accrual is primarily based on estimates of future product returns based generally on historical sales and return rates. Amneal estimates its chargeback accrual based on its estimates of the level of inventory of its products in the distribution channel that remain subject to chargebacks and historical chargeback rates. The estimate of the level of products in the distribution channel is based primarily on data provided by key customers. Amneal’s sales volume rebate accrual is based on actual net sales and the rebate rate for each customer. Amneal provides for cash discounts, which are deducted from revenues at the time of sale. Amneal estimates its Medicaid rebate accruals based on monthly sales, historical rates, and estimated lag time of the rebate invoices. Amneal’s accruals for returns, chargebacks, and rebates are adjusted as appropriate for specific known developments that may result in a change in its obligations. No material revisions were made to the methodology used in determining these reserves during the years ended December 31, 2016, 2015, and 2014.

A rollforward of the major categories of sales-related deductions for the years ended December 31, 2016, 2015 and 2014 is as follows (in thousands):

	Contract Charge- Backs and Sales Volume Allowances	Cash Discount Allowances	Accrued Returns Allowance	Accrued Medicaid Rebates
Balance at January 1, 2014	$175,825	$7,986	$23,197	$7,273
Provision related to sales recorded in the period	1,274,145	47,726	19,658	19,099
Credits issued during the period	(1,187,456)	(41,292)	(15,269)	(22,200)

Balance at December 31, 2014	262,514	14,420	27,586	4,172
Provision related to sales recorded in the period	1,900,663	62,392	14,928	31,588
Credits issued during the period	(1,832,366)	(61,918)	(10,390)	(21,375)

Balance at December 31, 2015	330,811	14,894	32,124	14,385
Provision related to sales recorded in the period	2,182,606	70,662	31,741	17,181
Credits issued during the period	(2,146,569)	(67,118)	(17,670)	(23,509)

Balance at December 31, 2016	$366,848	$18,438	$46,195	$8,057

Revenue from royalties is recognized when Amneal’s commercial partners realize net sales of products. Royalties are recognized as earned in accordance with contract terms with partners and when collection is

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

reasonably assured. Revenues from royalties were 1.7%, 3.5%, and 1.4% of Net Revenue for the years ended December 31, 2016, 2015, and 2014, respectively.

Foreign Currencies

Amneal has operations in the U.S., Switzerland, India, the U.K., Australia, and other international jurisdictions. The results of its non-U.S. dollar based operations are translated to U.S. Dollars at the average exchange rates during the period. Assets and liabilities are translated at the rate of exchange prevailing on the balance sheet date. Investment accounts are translated at historical exchange rates. Translation adjustments are accumulated in a separate component of members’ equity (deficit) in the Consolidated Balance Sheet and are included in the determination of comprehensive income. Transaction gains and losses are included in the determination of net income in Amneal’s Consolidated Statements of Income as a component of Foreign exchange gain/loss. Such foreign currency transaction gains and losses include fluctuations related to long term intercompany loans that are payable in the foreseeable future. Transaction losses were $14.1 million, $12.2 million, and $2.4 million for the years ended December 31, 2016, 2015, and 2014, respectively.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting. Under the acquisition method the acquiring entity in a business combination records the assets acquired and liabilities assumed at the date of acquisition at their fair values. Any excess of the purchase price over the fair value of net assets and other identifiable intangible assets acquired is recorded as goodwill. Acquisition-related costs, primarily professional fees, are expensed as incurred.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid investments with original maturities of three months or less. A portion of Amneal’s cash flows are derived outside the U.S. As a result, Amneal is subject to market risk associated with changes in foreign exchange rates. Amneal maintains cash balances at both U.S. based and foreign based commercial banks. At various times during the year, cash balances in the U.S. may exceed amounts that are insured by the Federal Deposit Insurance Corporation (FDIC).

Restricted Cash

At December 31, 2016 and 2015, respectively, Amneal had restricted cash balances of $10.2 million and $4.0 million in its bank accounts related to the purchase of certain land and equipment.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is management’s best estimate of the amount of probable collection losses in Amneal’s existing accounts receivable. Management determines the allowance based on historical experience along with the present knowledge of potentially uncollectible accounts. Account balances are charged off against the allowance when management believes it is probable the receivable will not be recovered. Amneal does not have any off-balance-sheet credit exposure related to customers.

Inventories

Inventories consist of finished goods held for sale, raw materials, and work in process. Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out method. Adjustments for excess and

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

obsolete inventories are established based upon historical experience and management’s assessment of current product demand. These assessments include inventory obsolescence based on its expiration date, damaged or rejected product, and slow-moving products.

Debt Issuance Costs

Debt issuance costs, including debt discounts, paid to the lenders are recorded as discount on the debt and are amortized to interest expense using the effective interest method over the life of the loan agreement. Fees paid to third parties are expensed as Loss on extinguishment of debt.

Property, Plant, and Equipment

Property, plant, and equipment are stated at historical cost less accumulated depreciation. Depreciation expense is computed primarily using the straight-line method over the estimated useful lives of the assets, which are as follows:

Asset Classification	Estimated Useful
Buildings	30 years
Computer equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of asset’s useful life or remaining life of lease
Machinery and equipment	7 years
Vehicles	5 years

Upon retirement or disposal, the cost of the asset disposed and the accumulated depreciation are removed from the accounts, and any gain or loss is reflected as part of operating income in the period of disposal. Expenditures that significantly increase value or extend useful lives of property, plant, and equipment are capitalized, whereas those for normal maintenance and repairs are expensed. Amneal capitalizes interest on borrowings during the construction period of major capital projects as part of the related asset and amortizes the capitalized interest into earnings over the related asset’s remaining useful life.

In-Process Research and Development (IPR&D)

The fair value of IPR&D acquired in a business combination is determined based on the present value of each research project’s projected cash flows using an income approach. Future cash flows are predominately based on the net income forecast of each project. Revenues are estimated based on relevant market size and growth factors, expected industry trends, individual project life cycles and the life of each research project’s underlying marketability. In determining the fair value of each research project, expected cash flows are adjusted for certain risks of completion, including technical and regulatory risk.

The value attributable to IPR&D projects at the time of acquisition is capitalized as an indefinite-lived intangible asset and tested for impairment until the project is completed or abandoned. Upon completion of the project, the indefinite-lived intangible asset is then accounted for as a finite-lived intangible asset and amortized on a straight-line basis over its estimated useful life. If the project is abandoned, the indefinite-lived intangible asset is charged to expense.

Goodwill

Goodwill, which represents the excess of purchase price over the fair value of net assets acquired, is carried at cost. Goodwill is not amortized; rather, it is subject to a periodic assessment for impairment by applying a fair

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Notes to Consolidated Financial Statements

value based test. Amneal reviews goodwill for possible impairment annually during the fourth quarter, or whenever events or circumstances indicate that the carrying amount may not be recoverable.

The impairment model prescribes a two-step method for determining goodwill impairment. However, an entity is permitted to first assess qualitative factors to determine whether the two-step goodwill impairment test is necessary. Further testing is only required if the entity determines, based on the qualitative assessment, that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. Otherwise, no further impairment testing is required. In the first step, Amneal determines the fair value of its reporting unit using a discounted cash flow analysis. If the net book value of the reporting unit exceeds its fair value, Amneal then performs the second step of the impairment test, which requires allocation of the reporting unit’s fair value to all of its assets and liabilities using the acquisition method prescribed under authoritative guidance for business combinations with any residual fair value being allocated to goodwill. An impairment charge is recognized when the implied fair value of Amneal’s reporting unit’s goodwill is less than its carrying amount.

Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived assets, which could result in impairment charges in future periods. Such assumptions include projections of future cash flows and the current fair value of the asset.

In performing the goodwill impairment tests for the year ended December 31, 2016, 2015, and 2014, Amneal assessed the relevant qualitative factors, and concluded that it is more likely than not that the fair value of its reporting units is greater than its carrying amount. The qualitative factors considered included, but were not limited to, general economic conditions, Amneal’s outlook, market performance of Amneal’s industry and recent and forecasted financial performance.

Impairment of Long-Lived Assets (Including Intangible Assets with Finite Lives)

Amneal reviews its long-lived assets, including intangible assets with finite lives, for recoverability whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Amneal evaluates assets for potential impairment by comparing estimated future undiscounted net cash flows to the carrying amount of the asset. If the carrying amount of the assets exceeds the estimated future undiscounted cash flows, impairment is measured based on the difference between the carrying amount of the assets and fair value which is generally an expected present value cash flow technique. Management’s policy in determining whether an impairment indicator exists comprises measurable operating performance criteria as well as other qualitative measures. Amneal did not record any impairment of long-lived or intangible assets with finite lives for the years ended December 31, 2016, 2015 and 2014. Intangible assets, other than indefinite-lived intangible assets, are amortized using a straight line basis based on their estimated useful lives as the straight line basis of amortization approximates the pattern of economic benefit of the asset. The useful life is the period over which the assets are expected to contribute directly or indirectly to future cash flows. Intangible assets are not written-off in the period of acquisition unless they become impaired during that period.

Amneal regularly evaluates the remaining useful life of each intangible asset that is being amortized to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of the intangible asset’s remaining useful life is changed, the remaining carrying amount of the intangible asset is amortized prospectively over that revised remaining useful life.

Impairment of Indefinite-Lived Intangible Assets (Including IPR&D)

Intangible assets with indefinite lives including IPR&D are tested for impairment if impairment indicators arise and, at a minimum, annually. However, an entity is permitted to first assess qualitative factors to determine if a

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

quantitative impairment test is necessary. Further testing is only required if the entity determines, based on the qualitative assessment, that it is more likely than not that an indefinite-lived intangible asset’s fair value is less than its carrying amount. Otherwise, no further impairment testing is required. The indefinite-lived intangible asset impairment test consists of a one-step analysis that compares the fair value of the intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Amneal considers many factors in evaluating whether the value of its intangible assets with indefinite lives may not be recoverable, including, but not limited to, expected growth rates, the cost of equity and debt capital, general economic conditions, our outlook and market performance of Amneal’s industry and recent and forecasted financial performance.

Amneal performed its annual impairment test in the fourth quarter of 2016, 2015, and 2014, and concluded, based on a qualitative assessment of its indefinite-lived intangible assets, that the assets fair values are greater than their carry amounts and accordingly, did not record any charges related to intangible assets with indefinite lives for the years ended December 31, 2016, 2015, and 2014.

In September 2013, Amneal entered into an agreement with Actavis plc (“Actavis”) to acquire the U.S. rights to certain generic pharmaceutical products (the “Actavis Acquisition”), one of which was subject to pending patent litigation. In January 2014, the District Court of New Jersey issued its Opinion and Final Judgment pursuant to the litigation that the patent was infringed and valid. The Court of Appeals affirmed the finding of validity in October 2014. As a result of this triggering event, Amneal determined that the carrying amount of the IPR&D exceeded its fair value and recorded an impairment charge of $1.9 million in operating income for the full amount of the product related IPR&D for the year ended December 31, 2014.

Income Taxes

The operations of Amneal are conducted through a limited liability company that is treated as a partnership for U.S. federal income tax purposes. All U.S. federal income tax benefits and/or liabilities of Amneal are passed through to its members. Amneal provides for a tax provision in the various foreign jurisdictions in which it operates.

The provision for income taxes is determined using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based upon the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates that will be in effect at the time such differences are expected to reverse. When necessary, deferred tax assets are reduced by a valuation allowance to reflect the amount that is estimated to be recoverable.

The guidance related to accounting for income taxes requires that a valuation allowance be established when it is more-likely-than-not that all or a portion of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the appropriate character during the period in which those temporary differences are deductible. Amneal applies a valuation allowance against deferred tax assets in the required jurisdictions.

Comprehensive Income

Comprehensive income includes net income and all changes in equity for cumulative translation adjustments resulting from the consolidation of foreign subsidiaries’ financial statements.

Research and Development

R&D activities are expensed as incurred. Primarily R&D costs consist of direct and allocated expenses incurred with the process of formulation, clinical research, and validation associated with new product development, and

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

external regulatory filing fees. Upfront and milestone payments made to third parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval or when there is no alternative future use. Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the respective intangible asset. Amounts capitalized for such payments are included in intangible assets, net of accumulated amortization.

Intellectual Property Legal Development Expenses

Amneal expenses external intellectual property legal development expenses as incurred. These costs relate to legal challenges of innovator’s patents for invalidity or non-infringement, which are customary in the generic pharmaceutical industry, and are incurred predominately during development of a product and prior to regulatory approval. Associated costs include, but are not limited to, formulation assessments, patent challenge opinions and strategy, and litigation expenses to defend the intellectual property supporting Amneal’s regulatory filings.

Derivative Financial Instruments

From time to time Amneal enters into interest rate swaps and forward contracts to minimize the variability in cash flows of assets or liabilities caused by fluctuations in interest rates and foreign currency exchange rates. Amneal may use interest rate swaps in order to manage exposure of interest rate fluctuations related to its indebtedness and forward exchange contracts to manage certain of the activities with its foreign subsidiaries. In 2014, Amneal’s interest rate swap expired, and a gain on hedging activity resulted. Amneal did not enter into any interest rate swap contracts during the years ended December 31, 2016 or 2015, and there were no outstanding interest rate swap contracts as of December 31, 2016 or 2015. Cash flows resulting from activities related to derivative financial instruments are included in Net cash provided by operating activities on the Consolidated Statement of Cash Flows.

Advertising Costs

Amneal expenses advertising costs as incurred. Advertising expenses were $1.3 million, $0.8 million, and $1.1 million for the years ended December 31, 2016, 2015, and 2014, respectively.

Shipping Costs

Amneal records the costs of shipping product to its customers as a component of selling, general, and administrative expenses as incurred.

Patent Litigation Settlement

Patent challenges against innovator patents are customary in the generic pharmaceutical industry, and often result in litigation. Gains on settlements of such litigation may result. During 2016 and 2015, Amneal recorded benefits totaling $11.0 million and $8.7 million, respectively, on the settlement of patent infringement matters on certain products. There were no such benefits recorded during 2014.

Risks and Uncertainties

Amneal is subject to risks common to companies in the pharmaceutical industry including, but not limited to, uncertainties related to commercialization of products, regulatory approvals, dependence on key products, dependence on key customers and suppliers, and protection of intellectual property rights.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

Recently Adopted Accounting Pronouncements

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which eliminates the current requirement to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, entities will be required to classify all deferred tax assets and liabilities as noncurrent. Amneal early adopted ASU 2015-17 on January 1, 2016, and elected to apply the new standard on a prospective basis reclassifying Amneal’s current portion of deferred taxes to non-current as of December 31, 2016, as the pronouncement allows. The prior period was not retrospectively adjusted.

In April 2015, the FASB issued ASU 2015-03, Interest-Imputation of Interest (Subtopics 835-30) Simplifying the Presentation of Debt Issuance Costs, which requires presentation of debt issuance costs on the balance sheet as a direct deduction from the debt liability, similar to the presentation of debt discounts, and no longer recorded as a separate asset. Amneal adopted ASU 2015- 03 on January 1, 2016. As of December 31, 2015, Amneal had $0.8 million and $2.2 million of deferred financing costs that were reclassified from other current assets and other assets, respectively, to a reduction in the carrying amount of Long-term debt—net in the Consolidated Balance Sheets.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the ASU (i) provides a definition of the term substantial doubt, (ii) requires an evaluation every reporting period including interim periods, (iii) provides principles for considering the mitigating effect of management’s plans, (iv) requires certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (v) requires an express statement and other disclosures when substantial doubt is not alleviated and (vi) requires an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). This standard is effective for fiscal years ending after December 15, 2016, and for annual and interim periods thereafter. Amneal adopted ASU 2014-15 on January 1, 2016 and it did not have an effect on Amneal’s consolidated financial statements.

Recently Issued Accounting Pronouncements

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, that eliminates the requirement to calculate the implied fair value of goodwill (i.e., Step 2 of today’s goodwill impairment test) to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value (i.e., measure the charge based on today’s Step 1). The standard will be applied prospectively and is effective for Amneal’s annual and interim impairment tests performed in periods beginning after December 15, 2021. Early adoption is permitted for annual and interim goodwill impairment testing dates after January 1, 2017. Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, that changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. The guidance also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606. The guidance is effective for Amneal for the annual period beginning after December 15, 2018 and should be applied prospectively. Early adoption is permitted. Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This guidance represents a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which that company expects to be entitled to receive in exchange for those goods or services. This update sets forth a new five-step revenue recognition model which replaces the prior revenue recognition guidance in its entirety and is intended to eliminate numerous industry-specific pieces of revenue recognition guidance that have historically existed. The FASB has since issued six additional ASUs, including ASU 2016-20 in December 2016, amending the guidance and the effective dates of the amendments. This ASU is effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual reporting periods beginning after December 31, 2019. Early adoption is permitted as of annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Companies may use either a full retrospective or a modified retrospective approach to adopt this standard. Amneal has not yet completed its final review of the impact of this new guidance. To complete its assessment of the impact of the standard to its financial statements, Amneal continues to assess all implications of this standard, method of adoption and related financial disclosures. Additionally, Amneal continues to monitor modifications, clarifications and interpretations issued by the FASB that may impact its assessment.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force), to clarify how entities should present restricted cash and restricted cash equivalents in the statement of cash flows. The guidance requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The guidance will be applied retrospectively and is effective for the annual period beginning after December 15, 2018. Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control. The guidance requires a single decision maker evaluating whether it is the primary beneficiary of a variable interest entity (VIE) to consider its indirect interests held by related parties that are under common control on a proportionate basis. Under the guidance the FASB issued in 2015 (ASU 2015-02, Consolidation (Topic 810)—Amendments to the Consolidation Analysis), the decision maker had to consider those interests in their entirety. The new guidance could change consolidation conclusions for entities that have already adopted ASU 2015-02 when a decision maker and its related parties holding an interest in the VIE are under common control. The guidance is effective for Amneal beginning after December 15, 2016. Early adoption is permitted, including in an interim period, although entities that have not yet adopted ASU 2015-02 are required to adopt both ASUs at the same time. Entities that have not yet adopted ASU 2015-02 will apply the same transition method they elect when they adopt ASU 2015-02. ASU 2015-02 permits either a retrospective approach or a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, that will require companies to account for the income tax effects of intercompany transfers of assets other than inventory (e.g., intangible assets) when the transfer occurs. The guidance is effective for Amneal beginning after December 15, 2018. Early adoption is permitted as of the beginning of an annual period (i.e., early adoption is permitted only in the first interim period). Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force), to clarify how entities

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

should classify certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance will be applied retrospectively and is effective for Amneal for the annual period beginning after December 15, 2018. Early adoption is permitted. Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, guidance that changes the impairment model for most financial assets including trade receivables and certain other instruments that are not measured at fair value through net income. The standard will replace today’s “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost and require entities to record allowances for available-for-sale debt securities rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. It also simplifies the accounting model for purchased credit-impaired debt securities and loans. Entities will apply the standard’s provisions as a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The guidance is effective for Amneal for the annual period beginning after December 15, 2019. Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in this ASU are intended to simplify several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. The amendments require all income tax effects of awards to be recognized in the statement of operations when the awards vest or are settled, allows an employer to repurchase more of an employee’s shares than it previously could for tax withholding purposes without triggering liability accounting, and allows companies to make a policy election to account for forfeitures as they occur. This standard is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early application is permitted. Amneal does not expect the adoption of ASU 2016- 09 to have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for annual periods beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020, with early adoption permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. Amneal is currently evaluating the impact that the standard will have on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018, and early adoption is not permitted. Amneal is currently evaluating the impact that the standard will have on its consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments (ASU 2015-16). The FASB issued new guidance that

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

eliminates the requirement that an acquirer in a business combination account for measurement-period adjustments retrospectively. Instead, an acquirer will recognize a measurement-period adjustment during the period in which it determines the amount of the adjustment. The new standard is effective for annual periods beginning after December 15, 2016, with early adoption permitted and prospective application to adjustments to provisional amounts that occur after the effective date is required. Amneal is currently evaluating the impact that the standard will have on its consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. ASU 2015-11 requires inventory be measured at the lower of cost and net realizable value, and options that currently exist for market value be eliminated. ASU 2015-11 defines net realizable value as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The guidance is effective prospectively for reporting periods beginning after December 15, 2016, and interim periods within those fiscal years with early adoption permitted. Amneal does not expect the adoption of ASU 2015-11 to have a material impact on its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. The amendments in ASU 2015-02 are intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations, and securitization structures (collateralized debt obligations, collateralized loan obligations, and mortgage-backed security transactions). In addition to reducing the number of consolidation models from four to two, the new standard simplifies the FASB Accounting Standards Codification and improves current GAAP by: i). placing more emphasis on risk of loss when determining a controlling financial interest, ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE and, iii) changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs. ASU 2015-02 is effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. ASU 2015-02 may be applied retrospectively in previously issued financial statements for one or more years with a cumulative- effect adjustment to retained earnings as of the beginning of the first year restated. Amneal is currently reviewing this ASU to determine if it will have an impact on its consolidated financial statements.

3. Acquisitions

2015 Acquisitions

Actavis Australian Generics Business

On May 1, 2015, Amneal acquired certain assets and assumed certain liabilities of Actavis Pty. Ltd. (Actavis) which is an Australian based company that commercializes generic pharmaceuticals within the Australian market. Actavis’s Australian products further complement Amneal’s customer base and expands its international presence. Total consideration was comprised of an up-front payment of $14.5 million plus contingent purchase price consideration with an estimated fair value of $8.0 million.

The results of operations from the Australian business of Actavis are included in Amneal’s consolidated financial statements from and after the date of acquisition. Amneal incurred $0.4 million in transaction costs that were expensed as incurred.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

The following table summarizes the consideration transferred and the fair values of the assets acquired and liabilities assumed at the acquisition date for the Actavis acquisition:

Fair value of consideration transferred:
Cash	$14,502
Contingent consideration	7,950

Total fair value of consideration transferred	$22,452

Recognized amounts of identifiable assets acquired and liabilities assumed:
Inventory	$9,712
Intangible assets	11,460

Total identifiable assets	21,172
Goodwill	1,280

Net assets acquired	$22,452

Contingent consideration is a future payment based on 12% of aggregate net sales during each of the 12 calendar quarters subsequent to the acquisition, payable on a quarterly basis, which commenced with the calendar quarter of June 30, 2015. Amneal determined the fair value using the present value, discounting at the weighted average cost of capital (WACC) plus a factor for credit risk, of the projected payments based on probability-weighted revenue projections over the 12 quarters subsequent to acquisition. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy.

The purchase price was allocated to the tangible assets and identifiable intangible assets acquired and liabilities assumed based on their acquisition date estimated fair values. The identifiable intangible assets principally included Actavis products, which encompassed the market position of the products, the developed technology utilized, and the customer base to which the products are sold. The identified intangible assets are subject to amortization on a straight-line basis over a range of useful lives of 5-20 years.

Amneal, with the assistance of a third-party appraiser, assessed the fair value of the assets. The identifiable intangible asset was valued using the income approach. This method requires several judgments and assumptions to determine the fair value of intangible assets, including growth rates, discount rates, customer attrition rates, expected levels of cash flows, earnings, revenues, and tax rate.

Goodwill represents the excess of the purchase price over the net identifiable tangible and intangible assets acquired. Amneal believes the goodwill related to the acquisition was a result of the expected synergies to be realized from combining operations and is not expected to be deductible for income tax purposes.

2014 Acquisitions

In 2014, Amneal completed several business combinations for an aggregate purchase price of $40.1 million. The aggregate purchase price included contingent consideration payment obligations with an aggregate acquisition date fair value of $0.1 million, related to a contingent earn out provision based on business performance through 2015. See Note 10 for additional information regarding contingent consideration. There were no measurement period adjustments during 2016 and the measurement period for each acquisition is closed.

On December 1, 2014, Amneal acquired 100% controlling ownership in Epsilon Pharmaceuticals Private Limited (Epsilon) through its subsidiary Amneal Pharmaceuticals Co. (I) Pvt. Ltd (the “Epsilon Acquisition”). The

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Notes to Consolidated Financial Statements

aggregate purchase price consisted of $33.0 million cash paid at closing utilizing cash on-hand. Of this amount, $17.6 million was recognized as goodwill. This is primarily attributable to Amneal’s belief that purchasing the Epsilon manufacturing facility, a ready infrastructure, in conjunction with the lease of land in a “special economic zone,” rather than constructing a similar building, would give Amneal a valuable time advantage to begin manufacturing product. The Epsilon acquisition is expected to provide Amneal access to the oncology injectables business, which is seen as a high-growth, high-margin segment compared with conventional generic products.

In 2014, Amneal completed a series of similar other individually immaterial business combinations for an aggregate purchase price of $7.1 million paid at the various closing dates utilizing cash on hand. The aggregate purchase price included a contingent consideration payment obligation with an aggregate acquisition date fair value of $0.1 million. Each of these acquisitions were intended to provide points of entrance into various geographic markets. Amneal plans to utilize these as platforms to introduce its own pipeline products. Amneal recognized $2.2 million of intangible assets related to these acquisitions, the fair value of which was estimated using the multiple period excess earnings method, which is an income approach. These amounts are being amortized on a straight-line basis over a five to ten-year useful life.

4. Trade Accounts Receivable

Trade accounts receivable is comprised of the following at December 31, (in thousands):

	2016	2015
Gross trade receivables	$780,522	$619,826
Allowance for doubtful accounts	(450)	(289)
Contract charge-backs and sales volume allowances	(366,848)	(330,811)
Cash discount allowances	(18,438)	(14,894)

Trade accounts receivable—net	$394,786	$273,832

For the year ended December 31, 2016, Amneal’s top three customers represented individually net revenues exceeding 10% or more of total net revenues, respectively, 17%, 16%, and 11%. For the year ended December 31, 2015, Amneal’s top three customers represented individually net revenues exceeding 10% or more of Amneal’s total net revenues, respectively, 17%, 16%, and 12%. For the year ended December 31, 2014, Amneal’s top four customers represented individually net revenues exceeding 10% or more of Amneal’s total net revenues, respectively, 18%, 18%, 12%, and 11%.

Receivables from customers representing 10% or more of Amneal’s gross accounts receivable reflected three customers at December 31, 2016, equal to 33%, 29%, and 21%, respectively. Receivables from customers representing 10% or more of Amneal’s gross accounts receivable reflected three customers at December 31, 2015, equal to 38%, 23%, and 20%, respectively.

One product represented 10% or more of Amneal’s total net revenues which was 12% for the year ended December 31, 2016. Amneal did not have any products representing 10% or more of Amneal’s total net revenues for the year ended December 31, 2015. Net revenues from products representing 10% or more of Amneal’s total net product revenues reflected three products with product net revenues equal to approximately 14%, 12%, and 10%, respectively, for the year ended December 31, 2014.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

5. Inventories

Inventories are comprised of the following at December 31, (in thousands):

	2016	2015
Raw materials	$127,814	$111,348
Work-in-progress	41,733	30,734
Finished goods	96,614	92,883

Inventories	$266,161	$234,965

6. Prepaid Expenses and Other Current Assets

Prepaid and other current assets are comprised of the following at December 31, (in thousands):

	2016	2015
Royalties receivable	$177	$1,137
Deposits and advances	4,354	4,977
Prepaid insurance	3,757	3,234
Prepaid GDUFA and other regulatory fees	2,740	1,628
Other current receivables	1,213	5,268
Other prepaid expenses	4,205	2,952

Prepaid expenses and other current assets	$16,446	$19,196

7. Property, Plant, and Equipment

Property, plant, and equipment is comprised of the following at December 31, (in thousands):

	2016	2015
Land	$4,923	$3,424
Buildings	64,410	55,240
Leasehold improvements	89,045	16,072
Machinery and equipment	177,639	155,885
Furniture and fixtures	17,210	9,536
Vehicles	1,457	1,388
Computer equipment	18,983	11,067
Construction in progress	146,785	150,683

Total property, plant, and equipment	520,452	403,295
Less accumulated depreciation	(113,048)	(84,473)

Property, plant, and equipment—net	$407,404	$318,822

During the years ended December 31, 2016, 2015, and 2014 Amneal invested $122.8 million, $117.4 million and $79.4 million, respectively, in global property, plant and equipment. This significant investment relates primarily to the production capacity expansion of certain facilities in the U.S., India and Ireland for growth of existing and new dosage form capabilities.

Depreciation for the years ended December 31, 2016, 2015, and 2014, was $29.3 million, $21.7 million, and $17.0 million, respectively, which includes depreciation for assets recorded as capital leases. Capital leases at December 31, 2016 and 2015, are approximately $1.1 million for each respective year ended and are included within furniture and fixtures.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

Interest capitalized and included in property, plant, and equipment for the years ended December 31, 2016, 2015 and 2014 was $4.3 million, $3.7 million, and $0.4 million, respectively.

8. Goodwill and Intangible Assets

Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2016 and 2015 were as follows (in thousands):

Gross Carrying Amount
Balance at January 1, 2015	$30,198
Goodwill acquired during the period	1,280
Effect of currency translation	(1,654)

Balance at December 31, 2015	29,824
Goodwill impairment during the period	(15)
Effect of currency translation	(1,368)

Balance at December 31, 2016	$28,441

Intangible Assets

For the years ended December 31, 2016 and 2015, changes in the gross carrying amount of intangible assets consisted of the following (in thousands):

Gross Carrying Amount
Balance at January 1, 2015	$57,084
Acquisitions	11,460
Effect of currency translation	(2,553)

Balance at December 31, 2015	65,991
Acquisitions	1,850
Impairment	(21)
Effect of currency translation	(2,243)

Balance at December 31, 2016	$65,577

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

The following is a summary of intangible assets held by Amneal at December 31, 2016 and 2015, (in thousands):

	Weighted average life	Cost	Accumulated amortization	Net book value
December 31, 2016
Amortized intangible assets:
Product rights	9.3	$30,850	$(14,542)	$16,308
Customer relationships	16.4	6,788	(981)	5,807
Trade names	16.4	2,468	(400)	2,068
Licenses	13.0	3,000	(400)	2,600
Marketing authorizations	15.8	21,971	(3,325)	18,646

		65,077	(19,648)	45,429
In-process research and development		500	—	500

		$65,577	$(19,648)	$45,929

December 31, 2015
Amortized intangible assets:
Product rights	8.0	$28,750	$(12,591)	$16,159
Customer relationships	17.4	8,141	(1,007)	7,134
Trade names	17.4	2,960	(384)	2,576
Licenses	14.0	3,000	(200)	2,800
Marketing authorizations	16.7	22,390	(2,118)	20,272

		65,241	(16,300)	48,941
In-process research and development		750	—	750

		$65,991	$(16,300)	$49,691

Amortization expense for the years ended December 31, 2016, 2015, and 2014, was $3.7 million, $3.8 million, and $3.3 million, respectively.

The approximate future annual amortization for the next five years is as follows (in thousands):

2017	$3,534
2018	3,519
2019	3,475
2020	3,319
2021	3,142
Thereafter	28,940

$45,929

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

9. Other Assets

Other assets are comprised of the following at December 31, (in thousands):

	2016	2015
Receivable from statutory authorities	$3,169	$3,764
Security deposits	2,485	2,136
Deferred taxes	1,268	2,257
Other receivables	4,007	2,997

Total prepaid expenses and other current assets	$10,929	$11,154

Amneal has receivables from government authorities in India for export incentive licenses.

Amneal is required to make security deposits on some of its leases. The deposits are returned at the end of the lease term.

10. Fair Value Measurements of Financial Instruments

Fair value is the exit price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement that should be determined using assumptions that market participants would use in pricing an asset or liability. Valuation techniques used to measure fair value should maximize the use of observable inputs and minimize the use of unobservable inputs. To measure fair value, Amneal uses the following fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable:

Level 1—Quoted	prices in active markets for identical assets or liabilities.

Level 2—Inputs	other than Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

Level 3—Unobservable	inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Value is determined using pricing models, discounted cash flow methodologies, or similar techniques and also includes instruments for which the determination of fair value requires significant judgment or estimation.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Amneal evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level of classification for each reporting period. The following table sets forth Amneal’s financial assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2016 and 2015 (in thousands):

	Fair Value	Level 1	Level 2	Level 3
December 31, 2016
Liabilities:
Acquisition-related contingent consideration	$3,193	$—	$—	$3,193
December 31, 2015
Liabilities:
Acquisition-related contingent consideration	$5,825	$—	$—	$5,825

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

There were no transfers between levels in the fair value hierarchy during any period presented herein.

The carrying amounts of cash, accounts receivable and accounts payable approximate their fair values due to the short term maturity of these instruments. As of December 31, 2016, Amneal’s Term Loan was trading at approximately 100.5% of par value, based upon market data (Level 2). The applicable fair value of the debt as of December 31, 2016, approximated $1.15 billion versus a carrying value of $1.14 billion. As of December 31, 2015, Amneal’s Term Loan was trading at approximately 98% of par value, based upon observable third-party market data (Level 2). The applicable fair value of the debt as of December 31, 2015, approximated $909 million versus a carrying value of $928 million.

On May 1, 2015, Amneal acquired certain assets and assumed certain liabilities of the Australian business of Actavis. The agreement includes a contingent earn-out provision, which is a future payment based on 12% of aggregate net sales during each of the 12 calendar quarters commencing with the calendar quarter of June 30, 2015. Amneal determined the fair value using the present value, discounting at the WACC plus a factor for credit risk (discount rate of 10.5%), of the projected payments based on probability-weighted revenues projections over the 12 quarters subsequent to acquisition. At acquisition, the contingent consideration had a fair value of $8.0 million. At December 31, 2016 and 2015, the contingent consideration, using updated inputs to the valuation model, in addition to pay downs, had a fair value of $3.2 million and $5.8 million, respectively. The significant unobservable inputs used in the fair value measurement of the contingent consideration are the successful achievement of the probability-weighted revenues projections of Actavis’ Australian business and the discount rate used to present value of the projected payments. Significant increases or decreases in estimated revenues would result in a significantly higher or lower fair value measurement. Significant increases or decreases in the discount rate would result in a significantly lower or higher fair value measurement.

Fair Value Measurements Using Significant Unobservable Inputs

The following table presents changes to Amneal’s financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2016 and 2015 (in thousands):

Acquisition- related contingent consideration
Liabilities
Balance at January 1, 2014	$—
Contingent consideration acquired	100

Balance at December 31, 2014	100
Contingent consideration acquired/(settled), net	6,373
Change in fair value recorded in earnings	(648)

Balance at December 31, 2015	5,825
Contingent consideration acquired/(settled), net	(2,387)
Change in fair value recorded in earnings	(245)

Balance at December 31, 2016	$3,193

The change in fair value recorded in earnings is recognized within Cost of goods sold in the Consolidated Statements of Income.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

There were no non-recurring fair value measurements during the years ended December 31, 2016 and 2015.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

11. Accrued Liabilities

Accrued liabilities are comprised of the following for each of the years ended December 31, (in thousands):

	2016	2015
Accrued compensation	$24,892	$17,188
Medicaid reimbursement accrual (See Note 18)	15,000	15,000
Accrued royalties	3,352	6,811
Accrued Medicaid rebates	8,057	14,385
Accrued insurance benefits	2,229	2,944
Accrued interest	831	1,310
Accrued other	20,571	17,982

Total accrued liabilities	$74,932	$75,620

12. Debt

The following is a summary of Amneal’s total indebtedness at December 31, (in thousands):

	2016	2015
Senior Credit Facility—Term Loan	$1,141,693	$927,746
Senior Credit Facility—Revolver	25,000	50,000

Total debt	1,166,693	977,746
Less debt issuance costs	(10,805)	(7,355)

Total debt, net of debt issuance costs	1,155,888	970,391

Less current portion: Senior Credit Facility—Term Loan	(11,620)	(9,348)
Less current portion: Senior Credit Facility—Revolver	(25,000)	(50,000)

Less total current portion	(36,620)	(59,348)

Total long-term debt, net	$1,119,268	$911,043

The principal balance, unamortized discount and net carrying amount of Amneal’s long-term debt at December 31, are as follows (in thousands):

	2016	2015
Long-term debt—gross	$1,130,073	$918,398
Long-term debt—discount	(10,805)	(7,355)

Long-term debt—net	$1,119,268	$911,043

On November 1, 2013, Amneal entered into term loan (“Term Loan”) and revolver (“Revolver”) credit facilities (as amended, the “Credit Facilities”). The proceeds of loans made from the Credit Facilities may be used to fund working capital needs, capital expenditures, acquisitions, dividends, and distributions to the membership unit holders and for other general corporate purposes.

The Term Loan currently bears interest at LIBOR plus 3.50% with a 1.00% LIBOR floor and includes a principal pay down of 1% annually. The Revolver’s borrowing limit is $120.0 million and bears interest at LIBOR plus

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

2.50% with a 1.00% LIBOR floor. Amneal is charged a commitment fee ranging from 0.25% to 0.50% on the daily portion of its unused Revolver limits. The Credit facilities mature on November 1, 2019, but can be prepaid at any time at no additional cost.

On July 9, 2014, Amneal entered into Amendment No. 1 to the Credit Facility to increase the Term Loan borrowing by $80.0 million. Under Amendment No. 1, the entire $491.8 million Term Loan bears interest at LIBOR plus 3.75% with a 1.00% LIBOR floor, a decrease in Amneal’s borrowing rate of LIBOR plus 4.75% with a 1.00% LIBOR floor. The Term Loan under Amendment No. 1 continues to mature on November 1, 2019, reflecting no change from the original Credit Facility. Amendment No. 1 did not change the Revolver. The Revolver has a five-year term from inception, with interest at LIBOR plus 3.0%.

As a result of Amendment No. 1, Amneal capitalized approximately $0.1 million of debt issuance costs, which are reflected on Amneal’s Consolidated Balance Sheet as a reduction in the carrying amount of long-term debt, net. In addition, Amneal recorded a $4.9 million charge from the modification and extinguishment of debt due to the write-off of unamortized debt issuance costs and the expensing of third party and lender fees.

On December 18, 2014, Amneal entered into Amendment No. 2 to the Credit Facility to increase the Term Loan borrowing by $250.0 million. Under Amendment No. 2, the entire $740.7 million Term Loan bears interest at LIBOR plus 4.00% with a 1.00% LIBOR floor. The Term Loan under Amendment No. 2 continues to mature on November 1, 2019, reflecting no change from Amendment No. 1 or the original Credit Facility. In addition, no change was made to the Revolver.

As a result of Amendment No. 2, Amneal capitalized approximately $2.5 million of debt issuance costs, which are reflected on Amneal’s Consolidated Balances Sheet as a reduction in the carrying amount of long-term debt, net. In addition, Amneal recorded a $2.6 million charge from the modification and extinguishment of debt due to the expensing of third party fees and the write-off unamortized discount and deferred financing costs. At December 31, 2014, no amount had been drawn on the Revolver.

In April 2015, Amneal entered into Amendment No. 3 to the Credit Facility to increase the Term Loan by $200.0 million, through an incremental tranche, and increase the Revolver borrowing limit by $30.0 million to $90.0 million. As a result of Amendment No. 3, Amneal capitalized approximately $0.7 million of debt issuance costs, which were recorded on Amneal’s consolidated balance sheet as a reduction in the carrying amount of long-term debt, net. In addition, Amneal recorded a $1.7 million charge from the modification and extinguishment of debt due to the write- off of unamortized debt issuance costs.

In June 2015, Amneal entered into Amendment No. 4 to the Credit Facility to consolidate Amneal’s Term Loans and reduce the Term Loan’s interest rate by 0.50% to LIBOR plus 3.5%; the interest rate effective at December 31, 2016. As a result of Amendment No. 4, Amneal capitalized approximately $0.9 million of debt issuance costs, which were recorded on Amneal’s Consolidated Balance Sheet as a reduction in the carrying amount of long-term debt, net. In addition, Amneal recorded a $0.9 million charge from the modification and extinguishment of debt due to the write-off of unamortized debt issuance costs.

In May 2016, Amneal entered into Amendment No. 5 to the Credit Facility to increase the Term Loan by $225.0 million, increase the Revolver borrowing limit by $30.0 million to $120.0 million, and reduce the Revolver’s interest rate by 0.25% to LIBOR plus 2.5%; the interest rate effective at December 31, 2016. As a result of Amendment No. 5, Amneal capitalized approximately $6.5 million of debt issuance costs, which were recorded on Amneal’s Consolidated Balance Sheet as a reduction in the carrying amount of long-term debt, net.

Amneal recorded debt issuance cost amortization expense of $3.1 million, $1.8 million, and $1.1 million related to the Credit Facilities during the years ended December 31, 2016, 2015, and 2014. Amortization is exclusive of any loss on extinguishment of debt.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

Amneal’s obligations under the Credit Facilities are guaranteed by its parent, Amneal Pharmaceuticals Holding Company, LLC (“APHC”), and certain of its subsidiaries and are collateralized by a pledge of all the capital stock and membership interests of APHC and certain of its subsidiaries.

The Credit Facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, Amneal’s ability to incur additional indebtedness; create liens on assets; sell assets; make investments, loans or advances; pay dividends or distributions or repurchase stock and engage in certain transactions with affiliates. The Credit Facilities also contain certain usual and customary covenants, including, but not limited to covenants to maintain maximum leverage and minimum interest coverage ratios. The Credit Facilities also contain certain customary affirmative covenants and events of default. As of December 31, 2016, Amneal was in compliance with all covenants.

Debt Retirements

During the year ended December 31, 2014, Amneal made cash pre-payments and retired debt related to its India subsidiaries. As a result of the retirement, Amneal incurred approximately $0.4 million in early prepayment penalties that were charged against income as a component of Interest expense in Amneal’s Consolidated Statements of Income.

Amneal’s long-term debt agreements, exclusive of capital leases, require payments as follows (in thousands):

Payments Due
2017	$36,620
2018	11,620
2019	1,118,453

Total	$1,166,693

13. Leases

Amneal leases buildings and other tangible property. Rent expense under these leases was $13.6 million, $8.7 million, and $7.1 million for the years ended December 31, 2016, 2015, and 2014, respectively. The table below reflects the future minimum lease payments, including reasonably assured renewals, due under these non-cancelable leases as of December 31, 2016 (in thousands):

	Capital Leases	Operating Leases
2017	$149	$18,351
2018	149	18,477
2019	149	17,760
2020	149	14,226
2021	149	13,308
Thereafter	558	34,587

Total	1,303	$116,709

Interest portion of capital leases	(291)

Principal portion of capital leases	1,012
Less short-term portion	(91)

Long-term portion	$921

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

Future minimum lease payments for operating leases are shown net of sublease rental income of $2.5 million over the term of the lease.

14. Financing Obligations

Amneal has a non-cancelable lease agreement dated October 1, 2012, for an existing building under renovation and an adjacent new building under construction located in Long Island, New York, to be used as an integrated manufacturing and office facility. Amneal is responsible for a portion of the renovation and construction costs, and is deemed for accounting purposes, to be the owner of the building during the construction period of the entire project.

In August 2015, construction on the building was completed, and the lease was evaluated for sale-leaseback treatment and did not qualify. As such, the associated assets and liabilities remain on the balance sheet and the financing obligation will continue to be reduced by rental payments through the end of the lease, June 30, 2043.

As of December 31, 2016, the construction was substantially completed. Total construction and development costs paid by the landlord through December 31, 2016, were $27 million. The estimated fair value of the existing building of $16.9 million is recorded within Property, plant, and equipment and the corresponding financing liability in Other long term liabilities. The sum of these, $43.9 million, are recorded as financing obligations on Amneal’s balance sheet. Amneal is not the legal owner of the building, and the financing obligation which results from the building lease agreement not qualifying as a capital lease obligation. The financing obligation is reduced by payments made by Amneal over the remaining lease period, which are designated as rental payments in the lease agreement.

The monthly payments required under the terms of the non-cancelable lease agreement over the next five years and thereafter as follows (in thousands):

Payments Due
2017	$5,315
2018	5,315
2019	5,315
2020	5,315
2021	5,315
Thereafter	112,231

Total	$138,806

15. Capital Structure

Amneal is a limited liability company and is treated as a partnership for U.S. tax purposes. As of December 31, 2016 and 2015, Amneal had one Class A membership equity classification in which the members shared in the profits and losses and have voting rights. At December 31, 2016 and 2015, the Class A members had 189,000,000 units authorized, issued, and outstanding. For the years ended December 31, 2016, 2015, and 2014, Amneal made distributions of $200.6 million, $258.2 million, and $243.0 million, respectively, to the Class A member, within the terms of the current Limited Liability Company Operating Agreement.

During 2011, Amneal established a profit participation plan in the form of profits interests granted through the issuance of Class D, Class E and Class F membership units. In 2015, Amneal added Class G and H membership units to the plan. Amneal issued these membership units to a select group of individuals (“Members”) in

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

recognition of their past and continued services to Amneal. Subject to vesting provisions and forfeiture of the Units, the aggregate percentage interests of the Members will not exceed 6.36% in total membership interest. These interests constitute a profits interest in Amneal pursuant to the Internal Revenue Code and applicable treasury department regulations and pronouncements.

The Members participate in distributions of net proceeds upon a sale of Amneal in accordance with the Distribution of Capital Proceeds provision contained in the Limited Liability Company Operating Agreement of Amneal, as amended. The vesting of certain units is subject to acceleration at the time of a change-in-control event. The Members participate only in net sale proceeds above the applicable floor amounts attributable to the units. Class D and Class E distributions of net sale proceeds are also subject to a cap. The units do not earn or accrue any preferred return. The Members do not have a right to vote or participate in the management of Amneal.

A summary of the unit activity for Members for the years ended December 31, 2016 and 2015, is as follows:

Membership Units	Class D Member	Class E Member	Class F Member	Class G Member	Class H Member
Outstanding—January 1, 2015	3,300,020	3,285,020	4,485,020	—	—
Issued	—	125,000	225,000	770,020	317,520
Forfeited	—	(50,000)	(725,000)	—	—

Outstanding—December 31, 2015	3,300,020	3,360,020	3,985,020	770,020	317,520
Issued	—	—	—	450,000	—
Forfeited	—	—	(42,857)	(120,000)	—

Outstanding—December 31, 2016	3,300,020	3,360,020	3,942,163	1,100,020	317,520

Vested—December 31, 2016	3,300,020	3,233,020	2,041,963	98,020	79,395

Amneal will record the related compensation expense for performance conditions that depend on a change-in-control event once the event occurs. This amount, valued as of December 31, 2016, was $118.5 million. Any settlement would come from the proceeds of a change-in-control event and would be recognized as a non-cash charge.

In 2015, Amneal purchased certain membership units amounting to 1,004,078 units in total. As a result of the purchased membership units, Amneal recorded $12.5 million in expense within Member units purchase in the Consolidated Statement of Income for the year ended December 31, 2015.

16. Income Taxes

The operations of Amneal are conducted through a limited liability company that is treated as a partnership for U.S. federal income tax purposes. Therefore it is not taxable for federal and most state income tax purposes. As a result, Amneal’s earnings or losses, to the extent not included in a taxable subsidiary, for federal and most state purposes are included in the tax returns of the individual members. Net earnings for financial statement purposes may differ significantly from taxable income reportable to members of Amneal as a result of differences between the tax basis and financial basis of assets and liabilities, differences between tax accounting and financial accounting treatment of certain items, and due to allocation requirements related to taxable income under various operating agreements. For assets held indirectly by Amneal through subsidiaries, the taxes attributable to those subsidiaries are reflected in the consolidated financial statements.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

The components of Amneal’s income (loss) before income tax for the years ended December 31, were as follows (in thousands):

	2016	2015	2014
United States	$334,750	$269,780	$239,932
International	(119,929)	(94,198)	(60,601)

Total income before income taxes	$214,821	$175,582	$179,331

The provision for income taxes is comprised of the following for the years ended December 31, (in thousands):

	2016	2015	2014
Current:
Foreign	$5,274	$4,780	$3,540

Total current income tax	5,274	4,780	3,540
Deferred:
Foreign	121	171	(2,027)

Total deferred income tax	121	171	(2,027)

Total provision for income tax	$5,395	$4,951	$1,513

No United States federal income taxes were incurred in the years ended December 31, 2016, 2015, and 2014.

The overall tax rate for the years ended December 31, is as follows:

	2016	2015	2014
Federal income tax at the statutory rate	0.0%	0.0%	0.0%
Losses for which no benefit has been recognized	8.2	7.6	4.1
Foreign rate differential	(5.4)	(5.2)	(3.6)
Other	(0.3)	0.4	0.3

Effective income tax rate	2.5%	2.8%	0.8%

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

Deferred tax assets and liabilities are measured based on the difference between the financial statement and tax basis of assets and liabilities at the applicable tax rates. The significant components of Amneal’s net deferred tax assets and liabilities consisted of the following at December 31, (in thousands):

	2016	2015
Deferred tax assets:
Net operating loss carryforward	$38,035	$20,539
Capitalized costs	1,237	1,270
Accrued expenses	1,650	604
Tax credits and other	3,604	2,411

Total deferred tax assets	44,526	24,824
Valuation allowance	(42,231)	(22,567)

Net deferred tax assets	2,295	2,257
Deferred tax liabilities:
Fixed assets	(2,064)	(1,448)
Intangibles	(986)	(1,704)

Total deferred income liabilities	(3,050)	(3,152)

Net deferred income tax liability	$(755)	$(895)

The following table summarizes the changes in Amneal’s valuation allowance on deferred tax assets for the period indicated for the years ended December 31, (in thousands):

	2016	2015	2014
Balance at the beginning of the period	$22,567	$7,632	$420
Increases due to current year net operating losses and temporary differences	19,664	14,935	6,964
Acquisition-related	—	—	248

Balance at the end of the period	$42,231	$22,567	$7,632

At December 31, 2016, Amneal has approximately $298 million of foreign net operating loss carry forwards. The majority of these net operating loss carry forwards will expire, if unused, between 2021 and 2023.

Amneal’s Indian subsidiaries are primarily export-oriented and in some cases are eligible for certain limited income tax holiday benefits granted by the government of India for export activities conducted within Special Economic Zones, or SEZs, for periods of up to 15 years. Amneal’s SEZ income tax holiday benefits are currently scheduled to expire in whole or in part during the years 2029 to 2031. Indian profits ineligible for SEZ benefits are subject to corporate income tax at the rate of 34.6%. In addition, all Indian profits, including those generated within SEZs, are subject to the Minimum Alternate Tax (MAT), at the rate of 21.3%. For the year ended December 31, 2016, the effect of the income tax holidays granted by the Indian government was to reduce the overall income tax provision and increase net income by approximately $2.1 million.

Amneal accounts for income tax contingencies using the benefit recognition model. Amneal will recognize a benefit if a tax position is more likely than not to be sustained upon audit, based solely on the technical merits. The benefit is measured by determining the amount that is greater than 50% likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2016, Amneal has not recognized any tax benefit relating to tax uncertainties arising in the ordinary course of business that are less than or subject to the measurement threshold of the more likely than not standard prescribed under the guidance for accounting for uncertainty in income taxes.

Applicable U.S. income and foreign withholding taxes have not been provided on undistributed earnings of foreign subsidiaries as at December 31, 2016. These earnings have been and currently are considered to be indefinitely reinvested outside of the U.S. and currently no accrual for U.S. taxes is provided. Quantification of additional taxes that may be payable on distribution is not practicable.

Amneal continuously monitors government proposals to make changes to tax laws, including the potential for comprehensive tax reform in the United States and proposed legislation in certain foreign jurisdictions resulting from the adoption of the Organization for Economic Cooperation and Development (“OECD”) policies. If enacted, any of these proposals may include increasing or decreasing existing statutory tax rates. A change in statutory tax rates in any country would result in the revaluation of Amneal’s deferred tax assets and liabilities related to that particular jurisdiction in the period in which the new tax law is enacted. The statutory tax rate in the United Kingdom was reduced through legislation enacted in 2015 and 2016. The net effects of these changes were a benefit of approximately $97,000 and $91,000, respectively, for the years ended December 31, 2016 and 2015.

17. Related-Party Transactions

Amneal has various business agreements with certain third-party companies in which there is some common ownership and/or management between those entities, on the one hand, and Amneal, on the other hand. Amneal has no direct ownership or management in any of such related party companies. The related party relationships that generated income and or expense in the respective reporting period are described below.

Kanan, LLC (“Kanan”) is an independent real estate company which owns Amneal’s manufacturing facilities located at 65 Readington Road, Branchburg, New Jersey, 131 Chambers Brook Road, Branchburg, New Jersey and 1 New England Avenue, Piscataway, New Jersey. Amneal leases these facilities from Kanan under two separate triple-net lease agreements that expire in 2027 and 2031, respectively, at an annual rental cost of approximately $2.0 million combined, subject to CPI rent escalation adjustments as provided in the lease agreements. Rent expense to the related party for the years ended December 31, 2016, 2015 and 2014 was $2.0 million, $2.0 million and $1.8 million, respectively.

AE Companies, LLC (“AE LLC”) is an independent company which provides certain shared services and corporate type functions to a number of independent entities with respect to which, from time to time, Amneal conducts business. Amneal has ongoing professional service agreements with AE LLC for administrative and research and development services. The total amount of income earned from these agreements for each of the years ended December 31, 2016, 2015 and 2014 was $1.1 million. At December 31, 2016 and 2015, receivables of $0.2 million and $0.4 million were due from the related party, respectively.

Asana Biosciences, LLC (“Asana”) is an early stage drug discovery and R&D company focusing on several therapeutic areas, including oncology, pain and inflammation. In July 2014, Amneal entered into a sublease agreement with Asana for a portion of its corporate office space in Bridgewater, NJ. The sublease is for ten years with annual base rent of $0.1 million, subject to CPI increases. The sublease terminated by mutual agreement in August 2016. Rental income from the related-party sublease for the years ended December 31, 2016, 2015 and 2014 were $53,000, $84,000 and $42,000, respectively.

Industrial Real Estate Holdings NY, LLC (“IRE”) is an independent real estate management entity which, among other activities, is the landlord of Amneal’s leased manufacturing facilities located at 75 and 85 Adams Avenue,

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

Hauppauge, New York. The lease at 85 Adams Avenue expired in March 2017 while the lease for 75 Adams Avenue expires in March 2021. Rent expense paid to the related party for the years ended December 31, 2016, 2015 and 2014 were $1.4 million, $1.5 million and $1.3 million, respectively.

Kashiv Pharmaceuticals LLC (“Kashiv”) is an independent contract development organization focused primarily on the development of 505(b)(2) NDA products. Amneal has various business agreements with Kashiv. In May 2013, Amneal entered into a sublease agreement with Kashiv for a portion of one of its research and development facilities. The sublease automatically renews annually if not terminated and has an annual base rent of $1.8 million. Rental income from the related-party sublease for each of the years ended December 31, 2016, 2015 and 2014 was $1.8 million. At December 31, 2016 and 2015, receivables of $0.4 million and $1.0 million were due from the related party, respectively.

Amneal has also entered into various development and commercialization arrangements with Kashiv to collaborate on the development and commercialization of certain generic pharmaceutical products. Kashiv receives a percentage of net profits with respect to Amneal’s sales of these products. The total profit share paid to Kashiv for the year ended December 31, 2016 was $5.3 million. At December 31, 2016, payables of $4.3 million were due to the related party for royalty-related transactions.

Adello Biologics, LLC (“Adello”) is an independent clinical stage company engaged in the development of biosimilar pharmaceutical products. Amneal and Adello are parties to a master services agreement pursuant to which, from time to time, Amneal provides human resources & product quality assurance services on behalf of Adello. The parties are also party to a license agreement for parking spaces in Piscataway, NJ. The total amount of net expense paid to Adello from these agreements for the period ended December 31, 2016 was $67,000. The total amount of net income from Adello from these agreements for the period ended December 31, 2015 and 2014 was $0.2 million and $17,000, respectively. The receivable at December 31, 2016 and 2015 was $0.3 million and $0.2 million, respectively.

PharmaSophia, LLC (“PharmaSophia”) is a joint venture formed by Nava Pharma, LLC (“Nava”) and Oakwood Laboratories, LLC for the purpose of developing certain products. Currently PharmaSophia is actively developing two injectable products. Pharmasophia and Nava are parties to a research and development agreement pursuant to which Nava provides research and development services to Pharmasophia. Nava subcontracted this obligation to Amneal, entering into a subcontract research and development services agreement pursuant to which Amneal provides research and development services to Nava in connection with the products being developed by PharmaSophia. The total amount of income earned from these agreements for both of the years ended December 31, 2016 and 2015, was $0.3 million and for the year ended December 31, 2014 was $0.2 million. At December 31, 2016 and 2015 receivables of $0.2 million and $53,000, respectively, were due from the related party.

Gemini Laboratories, LLC (“Gemini”) is an independent specialty pharmaceuticals company focused on promoting niche branded products to endocrinologists, pediatricians, OB/GYNs and other specialist physicians. Gemini also engages in the wholesale distribution of generic pharmaceuticals to compounding pharmacies and to directly dispensing physicians, and promotes and distributes certain branded or quasi-branded products. Gemini predominantly sells products through branded wholesalers and certain compounding pharmacies and partners that service directly dispensing physicians. Amneal and Gemini are parties to various agreements. Total gross profit earned from the sale of inventory to Gemini for the year ended December 31, 2016 was $16.0 million. The total profit share paid by Gemini for the years ended December 31, 2016, 2015 and 2014 were $14.9 million, $22.1 million, and $3.2 million, respectively. At December 31, 2016 and December 31, 2015, receivables of $4.8 million and $9.4 million were due from the related party, respectively, for profit share earned. At December 30, 2016 and 2015, receivables of $5.2 million and $0.3 million, respectively, were due from the related party from the purchase of inventory.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

18. Commitments and Contingencies

Commitments

Commercial Manufacturing, Collaboration, License, and Distribution Agreements

Amneal continues to seek to enhance its product line and develop a balanced portfolio of differentiated products through product acquisitions and in-licensing. Accordingly, Amneal, in certain instances, may be contractually obligated to make potential future development, regulatory, and commercial milestone, royalty and/or profit sharing payments in conjunction with collaborative agreements or acquisitions that Amneal has entered into with third parties. Amneal has also licensed certain technologies or intellectual property from various third parties. Amneal is generally required to make upfront payments as well as other payments upon successful completion of regulatory or sales milestones. The agreements generally permit Amneal to terminate the agreement with no significant continuing obligation. The payments that could be required to be made pursuant to these other arrangements are not individually significant. These payments are contingent upon the occurrence of certain future events and, given the nature of these events, it is unclear when, if ever, Amneal may be required to pay such amounts. Further, the timing of any future payment is not reasonably estimable.

Contingencies

Amneal’s legal proceedings are complex, constantly evolving and subject to uncertainty. As such, Amneal cannot predict the outcome or impact of the legal proceedings set forth below. While Amneal believes it has valid claims and/or defenses to the matters described below, the nature of litigation is unpredictable and the outcome of the following proceedings could include damages, fines, penalties and injunctive or administrative remedies. For any proceedings where losses are probable and reasonably capable of estimation, Amneal has accrued for such potential loss as described below. While these accruals have been deemed reasonable by Amneal’s management, the assessment process relies heavily on estimates and assumptions that may ultimately prove inaccurate or incomplete. Additionally, unforeseen circumstances or events may lead Amneal to subsequently change its estimates and assumptions. Unless otherwise indicated below, Amneal is at this time unable to estimate the possible loss, if any, associated with such litigation.

Amneal currently intends to vigorously prosecute and/or defend these proceedings as appropriate. From time to time, however, Amneal may settle or otherwise resolve these matters on terms and conditions that it believes to be in its best interest. Resolution of any or all claims, legal proceedings or investigations could have a material adverse effect on Amneal’s results of operations and/or cash flow in any given accounting period, or on Amneal’s overall financial condition.

Legal Contract Settlement

In December 2016, Amneal entered into an agreement with a former development partner to settle a contract dispute. The total amount of the settlement is $2.8 million and is recorded within selling, general and administrative expenses and in Accrued expenses and other liabilities in the Consolidated Balance Sheet as of December 31, 2016.

Medicaid Reimbursement Accrual

Amneal is required to provide pricing information to state agencies that administer federal Medicaid programs. Certain states agencies have alleged that manufacturers have reported improper pricing information, which allegedly caused them to overpay reimbursement costs. Reserves are periodically established by Amneal for any potential claims or settlements of overpayment. Although Amneal intends to vigorously defend against any such

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

claims, Amneal recognized a $15 million accrual during the year ended December 31, 2014 to provide for any potential penalties. The ultimate settlement of any such potential liability for such claims may be higher or lower than estimated. Amneal believes that all such contingencies are adequately accrued for in the consolidated financial statements for each year presented.

Patent Defense Matters

Amneal is a defendant in a patent infringement action, Merck Sharp & Dohme Corp. v. Amneal Pharmaceuticals LLC, in the U.S. District Court for the District of Delaware. The complaint was filed on March 20, 2015, and involves Amneal’s filing of an ANDA for a generic alternative to Merck’s Nasonex® product. The District Court trial was completed on June 22, 2016. The court issued an opinion finding that Amneal’s proposed generic product did not infringe the asserted patent. Merck filed an appeal of that decision with the Court of Appeals for the Federal Circuit which remains pending. Amneal launched its generic version of the product on April 5, 2017, prior to the rendering of an appellate court decision, and continues to sell the product as of the date of this combined proxy statement/prospectus. Amneal believes that it has substantial meritorious defenses to the claims alleged. However, these actions, if successful, could adversely affect Amneal and could have a material adverse effect on Amneal’s business, results of operations, financial condition and cash flows.

Amneal is a defendant in a patent infringement action, Otsuka Pharmaceutical Co. Ltd. v. Amneal Pharmaceuticals LLC, et al., in the U.S. District Court for the District of New Jersey. The first complaint was filed on March 2, 2015, and involves Amneal’s filing of an ANDA for a generic alternative to Otsuka’s Abilify® tablet product. Otsuka filed an appeal with the Court of Appeals for the Federal Circuit related to rulings from the District Court regarding some of the patents-in-suit. The District Court has not yet set a trial date for the remaining patents-in-suit. Amneal, like a number of other generic manufacturers, has launched its generic version of Otsuka’s Abilify® “at-risk,” prior to the rendering of an appellate court decision, and continues to sell the product as of the date hereof. Amneal believes that it has substantial meritorious defenses to the claims alleged. However, these actions, if successful, could adversely affect Amneal and could have a material adverse effect on Amneal’s business, results of operations, financial condition and cash flows.

Antitrust Litigation

Amneal is a defendant in a class action anti-trust action, Sergeants Benevolent Association Health & Welfare Fund v. Actavis, PLC, et. al., in the U.S. District Court for the Southern District of New York. The complaint was filed on August 19, 2015, and involves patent litigation settlement agreements between Amneal and Forest Laboratories. Amneal was one of a number of pharmaceutical companies named in the lawsuit. The settlement agreement at issue settled the patent litigation between Forest Laboratories and Amneal regarding Namenda© immediate release tablets. On September 13, 2016, the court denied the defendants’ motion to dismiss with respect to the federal claims and stayed the state law claims pending against Amneal and the other generic pharmaceutical company defendants until the federal claims are resolved. The court denied the defendants’ motion to dismiss with respect to the state law claims without prejudice to renew the motion after the federal claims have been resolved. The court cited the interests of judicial economy and the myriad state antitrust and unfair business practices laws as the basis for severing the state law claims and placing them on the court’s inactive docket. The court’s decision places the entirety of the claims pending against Anneal and the other generic pharmaceutical companies on the court’s inactive docket, which effectively stays the litigation as to Amneal until the federal claims are resolved or until the court removes those claims from its inactive docket. Amneal believes that it has substantial meritorious defenses to the claims alleged. However, these actions, if successful, could adversely affect Amneal and could have a material adverse effect on Amneal’s business, results of operations, financial condition and cash flows.

From time to time, Amneal may become subject to other legal proceedings, claims or litigation arising in the ordinary course of business. In addition, Amneal may receive letters alleging infringement of patents or other IP

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

rights. If an unfavorable outcome were to occur in litigation, the impact could be material to Amneal’s business, financial condition, cash flow or results of operations, depending on the specific circumstances of the outcome.

19. Employee Benefit Plan

Amneal sponsors a defined contribution retirement plan. Substantially all of Amneal’s employees are eligible to be enrolled in the employer-sponsored contributory retirement savings plan, which include features under Section 401(k) of the Internal Revenue Code of 1986, as amended, and provides for company matching contributions. Amneal’s contributions to the plan are determined by its Board of Directors subject to certain minimum requirements as specified in the plan. For the years ended December 31, 2016, 2015, and 2014, Amneal made matching contributions of 50% of employee contributions up to a maximum of 6% of employee compensation, equal to $2.1 million, $1.5 million, and $1.1 million, respectively.

20. Subsequent Events

Credit Facilities Amendment

On April 4, 2017, Amneal amended its existing credit facility to increase the Term Loan by $250.0 million, increase the Revolver borrowing limit by $80.0 million to $200.0 million, and reduce the Revolver’s interest rate by 0.5% to LIBOR plus 2.0%. As part of this transaction, $50 million was drawn on the revolver.

Legal Settlement Gain

In December 2015, Amneal filed an anti-competitive claim against the innovator of Suboxone, a combination of active pharmaceutical ingredients Buprenorphine and Naloxone. In July 2017, Amneal entered into a settlement with the innovator for $25 million, which was received in cash in August 2017. Amneal recorded a net legal settlement gain of $21.5 million, net of legal fees for the nine months ended September 30, 2017.

Acquisition

On June 29, 2017, Amneal and Kashiv entered into a product acquisition and royalty stream purchase agreement under which Amneal acquired all rights including the regulatory information related to the Estradiol product and the Estradiol Abbreviated New Drug Application. Amneal also reacquired the royalty rights associated with the generic version of Aggrenox. The aggregate purchase price was $25 million due at closing plus two potential future $5 million earnout payments should certain future milestones be reached.

Divestitures

On August 31, 2017, Amneal sold 100% of the equity of its Australian business, Amneal Pharma Pty Ltd, to Arrow Pharmaceuticals Pty Ltd for cash consideration of $9.9 million which was received in October 2017. As a result of the sale, Amneal recognized a loss of $23.7 million for the nine months ended September 30, 2017.

On September 30, 2017, Amneal sold 100% of the equity and certain marketing authorizations, including associated dossiers, of its Amneal Nordic ApS and Amneal Pharma Spain S.L. subsidiaries to Aristo Pharma GmbH for cash consideration of $8.4 million. As a result of the sale, Amneal recognized a loss of $5.2 million for the nine months ended September 30, 2017.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

Adello Transactions

License and Commercialization Agreement

On October 1, 2017, Amneal and Adello entered into a license and commercialization agreement. Adello granted Amneal an exclusive license, under its New Drug Application, to distribute and sell two bio-similar products in the U.S. Adello is responsible for development, regulatory filings, obtaining FDA approval, and manufacturing, and Amneal is responsible for marketing, selling and pricing activities. The term of the agreement is 10-years from the applicable product’s launch date.

In connection with the agreement, Amneal paid an upfront amount of $1.5 million in October 2017 for execution of the agreement. The agreement also provides for potential future milestone payments to Adello of (i) up to $21 million relating to regulatory approval, (ii) up to $43 million for successful delivery of commercial launch inventory, (iii) between $20 million and $50 million relating to number of competitors at launch for one product, and (iv) between $15 million and $67.5 million for the achievement of cumulative net sales for both products. The milestones are subject to certain performance conditions which may or may not be achieved, including FDA filing, FDA approval, launch activities and commercial sales volume objectives. In addition, the agreement provides for Amneal to pay a profit share equal to 50% of Net Profits, after considering manufacturing and marketing costs.

Purchase of Ireland Building

In October 2017, Amneal purchased a building from Adello to further support its inhalation dosage form. Amneal issued a promissory note for 12.5 million euros ($14.7 million based on exchange rate as of October 31, 2017) with an interest rate of 2% per annum due July 2019.

Kashiv Transaction

Pursuant to a product development agreement, Amneal and Kashiv agreed to collaborate on the development and commercialization of Oxycodone HCI ER Oral Tablets. This product is owned by Kashiv, with Amneal acting as the exclusive marketing partner and as Kashiv’s agent for filing the product ANDA under the agreement. In October 2017, Amneal and Kashiv entered into an agreement to terminate the product development agreement, subject to Amneal’s confirmation that the contemplated combination with Impax Laboratories, Inc. has been or will be completed. In the event that the agreement is terminated, Kashiv will be obligated to reimburse Amneal approximately $9 million of third party legal expenses incurred by them in connection with litigation and patent challenges of the product.

Combination

On October 17, 2017, Amneal and Impax Laboratories, Inc. (“Impax”) entered into the Business Combination Agreement (the “BCA”). The combined company will have a generics business that will rank as the 5th largest in the U.S. by gross revenue and a growing, high-margin specialty franchise. Under the terms of the BCA, New Amneal will be formed. As a result of the Combination, Amneal Holdings members immediately prior to the closing of the Combination will receive Class B Common Stock and Amneal Common Units and will be able to redeem, at or following closing, their Amneal Common Units for Class A Common Stock or Class B-1 Common Stock. As a result, Amneal members immediately prior to the closing of the Combination will own approximately 75% of the voting power New Amneal and Impax’s stockholders immediately prior to the closing of the Combination will own approximately 25% of the voting power of New Amneal. The Combination will be structured as an “Up-C” transaction with a tax receivable agreement split 85% / 15% between Amneal Holdings members and New Amneal, respectively.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements

The BCA has been unanimously approved by the Boards of Managers of Amneal and the Board of Directors of Impax, and is supported by the management teams of both companies. The Combination is expected to close in the first half of 2018, subject to the satisfaction of customary closing conditions, including receipt of regulatory approvals and Impax shareholder approval. Amneal has received the requisite approval from its members for the transaction.

In connection with the Combination, Amneal Holdings members have entered into definitive purchase agreements with select institutional investors including TPG and funds affiliated with Fidelity Management & Research Company to sell 46.8 million unregistered common shares at $18.25 per share in a private placement for gross proceeds of $855 million, or approximately 15% of fully diluted common shares outstanding on an as converted basis.

ANNEX A

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

Dated as of October 17, 2017

By and Among

IMPAX LABORATORIES, INC.,

ATLAS HOLDINGS, INC.,

K2 MERGER SUB CORPORATION

and

AMNEAL PHARMACEUTICALS LLC

A-i

A-ii

EXHIBITS

Exhibit A	Amended and Restated Holdco Charter
Exhibit B	Amended and Restated Holdco Bylaws
Exhibit C	Limited Liability Company Agreement of the Surviving Company (after LLC Conversion)
Exhibit D	Certificate of Formation of the Surviving Company (after LLC Conversion)
Exhibit E	Contribution Agreement
Exhibit F	Certificate Incorporation of the Surviving Company (before LLC Conversion)
Exhibit G	Bylaws of the Surviving Company (before LLC Conversion)
Exhibit H	Restated Amneal LLC Operating Agreement
Exhibit I	Stockholders Agreement
Exhibit J	Tax Receivable Agreement

A-iii

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of October 17, 2017, is by and among Impax Laboratories, Inc., a Delaware corporation (“Impax”), Atlas Holdings, Inc., a Delaware corporation and a wholly-owned Subsidiary of Impax (“Holdco”), K2 Merger Sub Corporation, a Delaware corporation and a wholly-owned Subsidiary of Holdco (“Merger Sub”) and Amneal Pharmaceuticals LLC, a Delaware limited liability company (“Amneal”).

W I T N E S S E T H:

WHEREAS, the parties desire to enter into a business combination transaction upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of their business combination, the parties intend to establish a new holding company structure by merging Merger Sub with and into Impax (the “Impax Merger”), with Impax surviving the merger and continuing as a subsidiary of Holdco;

WHEREAS, prior to the Impax Merger, Amneal and Impax intend to effect certain transactions prior to the Closing as set forth in Section 6.16 herein;

WHEREAS, the parties also intend that, following the Impax Merger, Impax will convert to a Delaware limited liability company and Holdco will contribute to Amneal all of Holdco’s limited liability company interest (or, if the conversion is not effected pursuant to Section 1.01(b)(iv), all of Holdco’s shares of capital stock) in Impax in exchange for the issuance of certain limited liability company interests in Amneal to Holdco pursuant to the Restated Amneal LLC Operating Agreement, whereupon Holdco will be admitted as the managing member of Amneal;

WHEREAS, following such contribution, pursuant to the Restated Amneal LLC Operating Agreement, Amneal intends to consummate a recapitalization pursuant to which the existing members of Amneal will receive limited liability company interests in Amneal (which may be exchanged for either cash or shares of Holdco) and non-economic voting shares of Holdco;

WHEREAS, the board of directors of Impax (the “Impax Board”) unanimously (i) determined that it is in the best interests of Impax and its stockholders to enter into this Agreement and declared advisable this Agreement and (ii) approved the execution, delivery and performance by Impax of this Agreement and the consummation of the transactions contemplated hereby (the “Transactions”);

WHEREAS, the Impax Board has resolved to recommend the adoption of this Agreement to the Impax stockholders;

WHEREAS, the board of managers of Amneal (the “Amneal Board”) approved (i) this Agreement and the Transactions (including the Restated Amneal LLC Operating Agreement) and (ii) the execution, delivery and performance of this Agreement by Amneal and the consummation of the Transactions;

WHEREAS, in its capacity as the Class A member of Amneal, Amneal Pharmaceuticals Holding Company, LLC (“APHC”) has (i) approved this Agreement and the Transactions, (ii) approved the execution, delivery and performance of this Agreement by Amneal and the consummation of the Transactions (including the amendment of the Amneal LLC Operating Agreement to be restated in the form of the Restated Amneal LLC Operating Agreement), and (iii) waived any pre-emptive or other similar rights that it has under the Amneal LLC Operating Agreement or any other agreement in connection with the Transactions;

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Impax Merger and the LLC Conversion, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, and this Agreement is intended to be and is adopted as a separate “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) for purposes of Sections 354 and 361 of the Code and (ii) the Contribution will qualify as an exchange to which Section 721(a) of the Code applies;

WHEREAS, the respective board of directors of each of Holdco and Merger Sub have unanimously approved and declared advisable (i) this Agreement and the Transactions and (ii) the execution, delivery and, with respect to Merger Sub, subject to adoption of this Agreement by Holdco in its capacity as sole stockholder of Merger Sub, performance of this Agreement by Holdco and Merger Sub, respectively, and the consummation of the Transactions; and

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe various conditions to the Transactions.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties hereto agree as follows:

ARTICLE I

THE TRANSACTIONS

Section 1.01 The Holdco Charter Amendment and the Impax Merger; The LLC Conversion; The Contribution and Unit Issuance; The Class B Common Stock Issuance.

(a) The Holdco Charter Amendment and the Impax Merger.

(i) On the Closing Date, at the Closing, Holdco shall file with the Secretary of State of the State of Delaware the amended and restated certificate of incorporation of Holdco in its entirety as set forth on Exhibit A (the “Amended and Restated Holdco Charter”), which shall be the certificate of incorporation of Holdco immediately following the Closing until thereafter changed or amended as provided therein or by applicable Law (the “Holdco Charter Amendment”). Prior to the Impax Merger Effective Time, Holdco shall take all actions necessary to amend and restate the bylaws of Holdco (as in effect immediately prior to the Impax Merger Effective Time) in their entirety as set forth on Exhibit B (the “Amended and Restated Holdco Bylaws”), effective as of immediately prior to the Impax Merger Effective Time, which shall be the bylaws of Holdco immediately following the Closing until thereafter changed or amended as provided therein or by applicable Law. As set forth in the Amended and Restated Holdco Charter, the name of Holdco shall be “Amneal Pharmaceuticals, Inc.”

(ii) On the Closing Date, following the Holdco Charter Amendment, Impax and Merger Sub shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the General Corporation Law of the State of Delaware (the “DGCL”) in order to effect the Impax Merger. The Impax Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such later time on the Closing Date as is agreed among the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL (such date and time is referred to herein as the “Impax Merger Effective Time”).

(iii) At the Impax Merger Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251 of the DGCL, Merger Sub will be merged with and into Impax, whereupon the separate existence of Merger Sub shall cease, and Impax will continue its existence as the surviving corporation in the Impax Merger and a wholly-owned Subsidiary of Holdco (the “Surviving Company”).

(iv) The Impax Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Impax Merger Effective Time, the separate existence of Merger Sub shall cease and all of the assets, property, rights, privileges, powers and franchises of Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of Merger Sub shall become the debts, liabilities and duties of the Surviving Company, in each case as provided under the DGCL.

(b) LLC Conversion.

(i) Subject to Section 1.01(b)(iv), on the Closing Date, following the Impax Merger Effective Time and prior to the Contribution, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”), the Surviving Company shall be converted from a Delaware corporation to a Delaware limited liability company (the “LLC Conversion”).

(ii) Subject to Section 1.01(b)(iv), on the Closing Date, Impax shall file with the Secretary of State of the State of Delaware a certificate of conversion (a “Certificate of Conversion”) and a certificate of formation (a “Certificate of Formation”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL and the DLLCA to effect the LLC Conversion. The LLC Conversion shall become effective at such time as the Certificate of Conversion and Certificate of Formation has been filed with the Secretary of State of the State of Delaware or at such other, later time on the Closing Date as is agreed among the parties and specified in the Certificate of Conversion and Certificate of Formation in accordance with the relevant provisions of the DGCL and the DLLCA; provided, that such time must be after the Impax Merger Effective Time and prior to the effective time of the Contribution (such date and time is referred to herein as the “Conversion Effective Time”).

(iii) At the Conversion Effective Time (if it occurs), (i) the certificate of incorporation and bylaws of the Surviving Company, each in effect at the Conversion Effective Time, will be replaced and superseded in their entirety by the Certificate of Formation and the Limited Liability Company Agreement of the Surviving Company, in the forms set forth on Exhibit C and Exhibit D, respectively, (ii) Holdco, as the sole stockholder of the Surviving Company immediately prior to the LLC Conversion, will execute the Limited Liability Company Agreement of the Surviving Company and be admitted to the Surviving Company as the sole member of the Surviving Company, and (iii) all of the shares of stock of the Surviving Company issued and outstanding immediately prior to the LLC Conversion will be converted to all of the limited liability company interests in the Surviving Company.

(iv) Notwithstanding this Section 1.01(b) or any other provision of this Agreement, the LLC Conversion shall not be effected and Sections 1.01(b)(i)-(iii) and Section 1.04(b) shall be disregarded if Amneal provides written notice to Impax prior to the Closing Date that the LLC Conversion shall be eliminated as a Transaction, such that the Contribution (as defined herein) and the Unit Issuance shall occur immediately following the Impax Merger.

(c) The Contribution and Unit Issuance.

(i) On the Closing Date, following the Conversion Effective Time and simultaneously with the execution of the Restated Amneal LLC Operating Agreement, subject to Section 1.01(b)(iv), Holdco will contribute all of the outstanding equity interests of the Surviving Company to Amneal (the “Contribution”) in exchange for the issuance (the “Unit Issuance”) by Amneal to Holdco of a number of newly issued Amneal Units equal to the aggregate number of shares of Class A common stock of Holdco, par value $0.01 (“Class A Common Stock”), issuable pursuant to Section 2.01(c).

(ii) The parties hereto shall cause the Contribution and the Unit Issuance to be consummated on the Closing Date after the Conversion Effective Time and simultaneously with the execution of the Restated Amneal LLC Operating Agreement (subject to Section 1.01(b)(iv)) by executing the Contribution Agreement (in substantially the form attached hereto as Exhibit E). The Contribution and the Unit Issuance shall become effective at such time on the Closing Date as specified in the Contribution Agreement; provided, that such date and time must be after the Conversion Effective Time, subject to Section 1.01(b)(iv) (such date and time is referred to herein as the “Contribution Effective Time”).

(iii) In connection with the Contribution and the Unit Issuance, each of Holdco and the Existing Amneal Members will execute the Restated Amneal LLC Operating Agreement, the Recapitalization (as defined in the Restated Amneal LLC Operating Agreement) will be completed and Holdco will be admitted as the managing member of Amneal. The aggregate number of Amneal Units to be issued to the Existing Amneal Members in connection with the Recapitalization shall equal three times the Fully Diluted Impax Share Number. Such Amneal Units shall be allocated among the Existing Amneal Members in accordance with the terms of the Amneal LLC Operating Agreement as in effect as of immediately prior to the Closing (as determined by the Amneal Group Representative in its sole discretion); provided, that immediately following the Recapitalization, each Existing Amneal Member shall transfer such Amneal Units to the Amneal Group Representative (and the schedule of members to the Restated Amneal LLC Operating Agreement shall be updated accordingly).

(d) The Class B Common Stock Issuance. On the Closing Date, following the Contribution Effective Time and in consideration of the Recapitalization, Holdco will issue to each Existing Amneal Member an aggregate number of shares of Class B common stock of Holdco, par value $0.01 per share (“Class B Common Stock” and together with the Class A Common Stock, “Holdco Common Stock”), equal to the number of Amneal Units held by such Existing Amneal Member immediately following the Recapitalization.

Section 1.02 Transaction Structure. Each party hereto shall, if requested by any other party hereto to implement any reorganization transactions or implement any changes to the structure of the Transactions, consider such reorganization transactions or transaction structure changes in good faith and cooperate with the other party to the extent it determines in good faith that such reorganization transactions or transaction structure changes are advisable and will not (a) have an adverse impact on such party or its equity holders, (b) alter or change the amount or kind of the consideration to be received by any of its or any of its equity holders in connection with the Transactions, (c) have an adverse effect on the Tax consequences of the Transactions to it or its equity holders or (d) materially impede or delay consummation of the Transactions. Any such changes to the structure of the Transactions that are agreed upon by the parties shall be set forth in writing in an amendment to this Agreement pursuant to the terms hereof.

Section 1.03 Closing. The closing of the Transactions (the “Closing”) will take place at the offices of Latham & Watkins LLP, located at 885 Third Avenue, New York, New York 10022-4834, on the fifth (5th) Business Day following the satisfaction or waiver (to the extent permitted by Law) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other place, time and date as shall be agreed in writing by Impax and Amneal. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.04 Organizational Documents of the Surviving Company.

(a) At the Impax Merger Effective Time, the certificate of incorporation of Impax, as in effect immediately prior to the Impax Merger Effective Time, shall be amended and restated to read in its entirety as set forth in Exhibit F hereto and shall be the certificate of incorporation of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law. Impax shall take all actions necessary to amend and restate the bylaws of Impax (as in effect immediately prior to the Impax Merger Effective Time) in their entirety as set forth on Exhibit G, effective as of the Impax Merger Effective Time, which shall be the bylaws of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law.

(b) At the Conversion Effective Time (subject to Section 1.01(b)(iv)), the Certificate of Formation and the Limited Liability Company Agreement of the Surviving Company shall be as set forth in Exhibit C and Exhibit D, respectively, until thereafter amended in accordance with the provisions thereof and applicable Law.

Section 1.05 Holdco Governance. Prior to the Closing, the parties hereto shall take all necessary action to cause the board of directors of Holdco (the “Holdco Board”) and the committees thereof to be constituted, effective immediately following the Contribution and Unit Issuance, as set forth in the Stockholders Agreement.

Section 1.06 Directors and Officers of the Surviving Company.

(a) The directors of Merger Sub immediately prior to the Impax Merger Effective Time shall be, as of the Impax Merger Effective Time, the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly appointed, elected and qualified, as the case may be.

(b) The officers of Merger Sub immediately prior to the Impax Merger Effective Time shall be, as of the Impax Merger Effective Time, the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

CONVERSION OF SECURITIES

Section 2.01 Effect on Capital Stock of Impax and Merger Sub. At the Impax Merger Effective Time, by virtue of the Impax Merger and without any action on the part of Impax, Holdco, Merger Sub or the holder of any shares of Impax Common Stock:

(a) Conversion of Merger Sub Common Stock. Each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Impax Merger Effective Time shall be converted into one fully paid and nonassessable share of common stock of the Surviving Company, par value $0.01 per share.

(b) Cancellation of Certain Impax Common Stock. Each share of Impax Common Stock issued and outstanding immediately prior to the Impax Merger Effective Time that is owned or held by Impax in treasury, by Amneal or by any of their respective Subsidiaries shall no longer be outstanding and shall be automatically canceled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor.

(c) Conversion of All Other Impax Common Stock. Each share of Impax Common Stock issued and outstanding immediately prior to the Impax Merger Effective Time, other than any Cancelled Shares, shall be converted into the right to receive one fully paid and nonassessable share of Class A Common Stock (the “Merger Consideration”).

Section 2.02 Effect on Holdco Common Stock. At the Impax Merger Effective Time, each share of Holdco Common Stock issued and outstanding immediately prior to the Impax Merger Effective Time shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Section 2.03 Exchange of Impax Certificates and Impax Book-Entry Shares.

(a) Exchange Agent. Prior to the Impax Merger Effective Time, Holdco shall appoint a bank or trust company reasonably acceptable to Amneal to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the aggregate Merger Consideration in accordance with this Section 2.03. At or immediately following the Impax Merger Effective Time, Holdco shall deposit (or cause to be deposited) with the Exchange Agent the aggregate Merger Consideration in respect of (i) certificates that immediately prior to the Impax Merger Effective Time represented shares of Impax Common Stock (“Impax Certificates”) and (ii) non-certificated outstanding shares of Impax Common Stock represented by book entry (“Impax Book-Entry Shares”), in each case other than Cancelled Shares, for exchange in accordance with this Section 2.03 through the Exchange Agent (collectively, the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the aggregate Merger Consideration contemplated to be issued pursuant to Section 2.01(c) out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures. Promptly following the Impax Merger Effective Time, Holdco shall send, or shall cause the Exchange Agent to send, to each record holder of an Impax Certificate or Impax Book-Entry Share, in each case which shares were converted into the right to receive Merger Consideration in respect thereof at the Impax Merger Effective Time pursuant to this Agreement: (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Impax Certificates shall pass, only upon delivery of the Impax Certificates to the Exchange Agent, and shall otherwise be in such form and have such other provisions as Impax, Amneal and the Exchange Agent may reasonably specify, and (ii) instructions for effecting the surrender of the Impax Certificates or Impax Book-Entry Shares in exchange for the aggregate Merger Consideration in respect thereof, as applicable. Upon surrender of Impax Certificates and Impax Book-Entry Shares for cancellation to the Exchange Agent and upon delivery of a letter of transmittal, duly executed and in proper form with all required enclosures and attachments, with respect to such Impax Certificates or Impax Book-Entry Shares, the holder of such Impax Certificates or Impax Book-Entry Shares shall be entitled to receive the Merger Consideration for each share of Impax Common Stock formerly represented by such Impax Certificates or such Impax Book-Entry Shares. Any Impax Certificates and Impax Book-Entry Shares so surrendered shall forthwith be cancelled. If payment of any Merger Consideration is to be made to a person other than the person in whose name any surrendered Impax Certificate is registered, it shall be a condition precedent to payment that the Impax Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the delivery of the aggregate Merger Consideration in respect thereof, as applicable, to a person other than the registered holder of the Impax Certificate so surrendered and shall have established to the satisfaction of Holdco that such Taxes either have been paid or are not required to be paid. Delivery of the aggregate Merger Consideration, as applicable, with respect to Impax Book-Entry Shares shall only be made to the person in whose name such Impax Book-Entry Shares are registered. Until surrendered as contemplated hereby, each Impax Certificate or Impax Book-Entry Share shall be deemed at any time after the Impax Merger Effective Time to represent only the right to receive the aggregate Merger Consideration in respect thereof.

(c) Transfer Books. At the Impax Merger Effective Time, the stock transfer books of Impax shall be closed and thereafter there shall be no further registration of transfers of shares of Impax Common Stock outstanding immediately prior to the Impax Merger Effective Time on the records of Impax. From and after the Impax Merger Effective Time, the holders of Impax Certificates and Impax Book-Entry Shares representing shares of Impax Common Stock outstanding immediately prior to the Impax Merger Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or by applicable Law. If, after the Impax Merger Effective Time, Impax Certificates representing shares of Impax Common Stock are presented to the Surviving Company for any reason, they shall be cancelled and exchanged for the aggregate Merger Consideration in respect thereof as provided in this Agreement.

(d) Termination of Exchange Fund; Abandoned Property. At any time following one (1) year after the Closing Date, Holdco shall be entitled to require the Exchange Agent to deliver to it any shares of Holdco Common Stock remaining in the Exchange Fund made available to the Exchange Agent and not delivered to holders of Impax Certificates or Impax Book-Entry Shares, and thereafter such holders shall be entitled to look only to Holdco (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the aggregate Merger Consideration payable upon due surrender of their Impax Certificates or Impax Book-Entry Shares and compliance with the procedures in this Section 2.03. Notwithstanding the foregoing, neither Holdco nor the Exchange Agent shall be liable to any holder of an Impax Certificate or Impax Book-Entry Shares for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Impax Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Impax Certificates, upon the making of an affidavit of that fact by the holder thereof, the aggregate Merger Consideration payable in respect thereof pursuant to Section 2.01(c); provided, however, that Holdco or the Exchange Agent may, in its reasonable discretion and as a condition precedent to the payment of such aggregate

Merger Consideration, require the owners of such lost, stolen or destroyed Impax Certificates to deliver a customary indemnity against any claim that may be made against Holdco, the Surviving Company or the Exchange Agent with respect to the Impax Certificates alleged to have been lost, stolen or destroyed.

(f) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Impax Merger Effective Time with respect to Class A Common Stock with a record date after the Impax Merger Effective Time shall be paid to the holder of any unsurrendered Impax Certificate or Impax Book-Entry Share with respect to the shares of Class A Common Stock issuable in respect thereof unless and until the holder of such Impax Certificate or Impax Book-Entry Share shall surrender such Impax Certificate or Impax Book-Entry Share. Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Impax Certificate or Impax Book-Entry Share, there shall be paid by Holdco to the holder of whole shares of Class A Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Impax Merger Effective Time theretofore paid with respect to such whole shares of Class A Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Impax Merger Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Class  A Common Stock.

Section 2.04 Treatment of Impax Equity Awards; Impax ESPP.

(a) No later than immediately before the Impax Merger Effective Time, Impax and Holdco shall take such actions as may be required to provide that each Impax Option that is outstanding immediately prior to the Impax Merger Effective Time shall, at the Impax Merger Effective Time, fully vest (to the extent unvested) and shall be exchanged for an option to acquire a number of shares of Class A Common Stock equal to the number of shares of Impax Common Stock subject to such Impax Option immediately before the Impax Merger Effective Time at a price per share equal to the exercise price per share of Impax Common Stock otherwise purchasable pursuant to such Impax Option (each Impax Option as so adjusted, an “Exchanged Impax Option”); provided, however, that such conversion shall be effected in accordance with Section 424(a) of the Code; provided, further, that, except as otherwise provided in this Section 2.04(a), each such Exchanged Impax Option exchanged pursuant to this Section 2.04(a) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Impax Option immediately prior to the Impax Merger Effective Time; provided, further, that such Exchanged Impax Options shall remain exercisable following the Impax Merger Effective Time until such Exchanged Impax Option expires in accordance with its terms.

(b) No later than immediately before the Impax Merger Effective Time, Impax and Holdco shall take such actions as may be required to provide that each Impax Restricted Share that is outstanding immediately prior to the Impax Merger Effective Time shall, at the Impax Merger Effective Time, fully vest and shall be exchanged, subject to any required Tax withholding with respect to such vesting (each Impax Restricted Share as so adjusted, an “Exchanged Impax Restricted Share”), for one share of Class A Common Stock in accordance with Section 2.01(c).

(c) Promptly following the date of this Agreement, the Impax Board (or, if appropriate, any committee thereof) shall adopt such resolutions or take such other necessary actions such that (A) all Purchase Periods (as such term is defined in the Impax ESPP) shall terminate and each participant shall be deemed to have elected to purchase the number of shares of Impax Common Stock calculated in accordance with the terms of the Impax ESPP upon the earliest to occur of (x) December 31, 2017, (y) the day that is four (4) complete trading days prior to the Impax Merger Effective Time or (z) the date on which such Purchase Period(s) would otherwise end, (B) no individual participating in the Impax ESPP shall be permitted to, except to the extent required by applicable Law, make separate non-payroll contributions to the Impax ESPP on or following the date of this Agreement, and (C) the Impax ESPP will terminate no later than immediately prior to the earliest to occur of (i) December 31, 2017 and (ii) the Impax Merger Effective Time.

(d) At the Impax Merger Effective Time, Holdco shall assume all the obligations of Impax under the Impax Stock Plans and each Exchanged Impax Option and the agreements evidencing the grants thereof.

Section 2.05 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Impax Merger Effective Time, the outstanding shares of Impax Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the number of Amneal Units to be received by the Existing Amneal Members in connection with the Recapitalization (as reflected in the Restated Amneal LLC Operating Agreement) and any other similarly dependent items, as the case may be, shall be equitably adjusted to provide the Existing Amneal Members the same economic effect as contemplated by this Agreement prior to such event.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF Impax

Except (a) as disclosed in the Impax SEC Documents (as defined herein) filed prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (i) without giving effect to any amendment thereof filed with, or furnished to the SEC (as defined herein) on or after the date of this Agreement, (ii) excluding any disclosure contained in such Impax SEC Documents under the heading “Risk Factors” or “Cautionary Statement About Forward-Looking Statements” or similar heading and any other disclosures contained or referenced therein of factors or risks that are predictive, cautionary or forward-looking in nature and (iii) not with respect to Sections 3.01, 3.02, 3.03, 3.04, 3.05, 3.23, 3.24, 3.25, 3.26, 3.27, 3.28, and 3.29), or (b) as set forth in the disclosure letter delivered by Impax to Amneal prior to the execution of this Agreement (the “Impax Disclosure Letter”), Impax represents and warrants to Amneal as follows:

Section 3.01 Organization, Standing and Corporate Power. Each of Impax and the Impax Material Subsidiaries is an entity duly organized, validly existing and in good standing (except to the extent the “good standing” concept is not applicable in any relevant jurisdiction) under the Laws of the jurisdiction in which it is formed and has all requisite corporate, limited liability company or other entity power and authority to carry on its business as now being conducted. Each other Subsidiary of Impax is an entity duly organized, validly existing and in good standing (except to the extent the “good standing” concept is not applicable in any relevant jurisdiction) under the Laws of the jurisdiction in which it is formed and has all requisite corporate, limited liability company or other entity power and authority to carry on its business as now being conducted, except to the extent that any failure to be so organized, validly existing and in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect. Impax and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed has not had or would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect. Impax has, prior to the date hereof, made available to Amneal true and complete copies of its existing Restated Certificate of Incorporation, as amended (the “Impax Charter”), and its existing Amended and Restated Bylaws, as amended (the “Impax Bylaws”), and the charter and bylaws (or comparable organizational documents) of the Impax Material Subsidiaries, in each case as amended to the date of this Agreement. There has been no breach by Impax of the Impax Charter or the Impax Bylaws, each as in effect from time to time.

Section 3.02 Subsidiaries. Section 3.02 of the Impax Disclosure Letter lists all the Subsidiaries of Impax and, for each such Subsidiary, the state of formation and each jurisdiction in which such Subsidiary is qualified or licensed to do business. Except for Permitted Liens, all the outstanding shares of capital stock of, or other equity interests in, each such Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Impax free and clear of any Liens other than Permitted Liens and Liens pursuant to existing financing arrangements. Except for the capital stock or other equity or voting interests of its Subsidiaries, Impax does not own, directly or indirectly, any capital stock or other equity or voting interests in any person.

Section 3.03 Capital Structure.

(a) The authorized capital stock of Impax consists of (i) 150,000,000 shares of common stock, par value $0.01 per share (the “Impax Common Stock”), and (ii) 2,000,000 shares of preferred stock, par value $0.01 per share (the “Impax Preferred Stock”). As of October 13, 2017 (the “Capitalization Date”), (A) 74,413,801 shares of Impax Common Stock were issued and 74,170,072 shares of Impax Common Stock were outstanding (including 2,242,423 shares of Impax Common Stock issued with respect to restricted stock awards issued under the Impax 2002 Stock Plan (“Impax Restricted Shares”), (B) no shares of Impax Preferred Stock were issued and outstanding, (C) 243,729 shares of Impax Common Stock were issued and held in the treasury of Impax or otherwise owned by Impax or any of its Subsidiaries, (D) 1,719,444 shares of Impax Common Stock were reserved for issuance in connection with future grants of awards under Impax’s 2002 Equity Incentive Plan, as amended (the “Impax 2002 Stock Plan” and together with inducement grants of Impax Options, the “Impax Stock Plans”), (E) 3,368,198 shares of Impax Common Stock were reserved for issuance with respect to outstanding stock options issued under the Impax 2002 Stock Plan or as inducement grants (“Impax Options”), and (F) 1,507,789 shares of Impax Common Stock were reserved for issuance under Impax’s 2001 Non-Qualified Employee Stock Purchase Plan, as amended (the “Impax ESPP”).

(b) Impax has delivered to Amneal a true and complete list, as of the Capitalization Date, of all outstanding Impax Options, Impax Restricted Shares which remain subject to a right of repurchase and other rights to purchase or receive shares of Impax Common Stock granted under the Impax 2002 Stock Plan, the number of shares of Impax Common Stock subject thereto (with respect to Impax Options) (assuming target performance, if applicable), the vesting period, the type of grant, grant dates, expiration dates and exercise prices thereof, in each case broken down as to each individual holder. Except as set forth above in this Section 3.03 and except for changes since the close of business on the Capitalization Date resulting from the exercise of Impax Options, as of the date of this Agreement, no shares of capital stock or other voting securities of Impax were issued, reserved for issuance or outstanding. Except as set forth above in this Section 3.03, there are no outstanding stock appreciation rights, rights to receive shares of Impax Common Stock on a deferred basis or other rights that are linked to the value of Impax Common Stock granted under the Impax 2002 Stock Plan or otherwise. All outstanding shares of capital stock of Impax are, and all shares which may be issued pursuant to the Impax 2002 Stock Plan or the Impax ESPP will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(c) Except as set forth above in this Section 3.03, there are no bonds, debentures, notes or other Indebtedness of Impax having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which Impax Stockholders may vote. Except as set forth above in this Section 3.03, (i) there are not issued, reserved for issuance or outstanding (A) any securities of Impax or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or voting securities of Impax or any of its Subsidiaries or (B) any warrants, calls, options or other rights to acquire from Impax or any of its Subsidiaries, or any obligation of Impax or any of its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of Impax or any of its Subsidiaries and (ii) there are not any outstanding obligations of Impax or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Neither Impax nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any such securities.

Section 3.04 Authority; Noncontravention.

(a) Impax has all necessary corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and to consummate the Transactions and the Ancillary Transactions. The execution, delivery and performance by Impax of this Agreement and the Ancillary Agreements to which it is a party and the consummation by it of the Transactions and the Ancillary Transactions, have been duly and validly authorized by the Impax Board and, except for the Impax Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action on the part of Impax, pursuant to the DGCL, the applicable listing standards of the NASDAQ Global Select Market or otherwise, is necessary to authorize the execution and delivery by Impax of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by it of the Transactions and the Ancillary Transactions, subject to the adoption of this Agreement by the Impax Stockholder Approval. This Agreement has been duly executed and delivered by Impax and, assuming due authorization, execution and delivery hereof by the other parties hereto, is a legal, valid and binding obligation of Impax enforceable against Impax in accordance with its terms (subject to applicable bankruptcy, solvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally from time to time in effect and by general principles of equity). The Impax Board has unanimously (A) approved and declared advisable this Agreement and the Ancillary Agreements to which Impax is a party and the Transactions and the Ancillary Transactions and declared it advisable for Impax to enter into this Agreement and the Ancillary Agreements to which Impax is a party, (B) determined that the Transactions, including the Impax Merger, are in the best interests of and advisable to the Impax Stockholders, (C) directed that this Agreement be submitted to the Impax Stockholders for their consideration, approval and adoption and (D) resolved to recommend that Impax Stockholders adopt this Agreement and thereby approve the Transactions, including the Impax Merger (the “Impax Board Recommendation”).

(b) The execution, delivery and performance of this Agreement and the Ancillary Agreements to which Impax is a party, and the consummation of the Transactions and the Ancillary Transactions, do not and will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of Impax or any of its Subsidiaries under, (i) the Impax Charter or the Impax Bylaws or the comparable organizational documents of the Impax Material Subsidiaries, (ii) any Contract to which Impax or any of its Subsidiaries is a party or any of their respective properties or other assets is subject or (iii) subject to the governmental filings and other matters referred to in Section 3.06, any Law applicable to Impax or any of its Subsidiaries or their respective properties or other assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses or Liens that have not had or would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect.

Section 3.05 Valid Issuance.

(a) The shares of Holdco Common Stock, including the shares of Class A Common Stock issuable upon exchange of the Amneal Units pursuant to the Restated Amneal LLC Operating Agreement (such shares of Class A Common Stock, the “Conversion Shares”), when issued, sold and delivered pursuant to the Amended and Restated Holdco Charter as well as in accordance with the terms of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable and will be issued free and clear of any Liens (other than such Liens created by the Restated Amneal LLC Operating Agreement, the Amended and Restated Holdco Charter or applicable securities Laws) or any preemptive rights.

(b) Holdco has not offered any shares of Holdco Common Stock, or substantially similar securities of Holdco, for sale to, or solicited any offers to buy from, or otherwise approached or negotiated in respect of any such offer to sell or buy with, any persons other than Amneal and the Existing Amneal Members. Holdco has not taken any action that will, in and of itself, cause the issuance, sale and delivery of the shares of Class B Common Stock and any Conversion Shares to constitute a violation of the Securities Act or any applicable state securities Laws.

Section 3.06 Governmental Approvals. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Impax or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements to which Impax is a party by Impax or the consummation by Impax of the

Transactions and the Ancillary Transactions, except (a) the premerger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (b) the filing with the SEC of such reports under, and other compliance with, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), (c) the filing with the SEC of such reports under, and other compliance with, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (d) the Certificate of Merger, Certificate of Conversion and Certificate of Formation to be filed with the Secretary of State of the State of Delaware, (e) the governmental approvals, consents and authorizations that are applicable to Impax and its Subsidiaries as set forth on Section 3.06(e) of the Impax Disclosure Letter, pursuant to applicable Laws for consummation of the Transactions and the Ancillary Transactions, (f) such filings with, and approvals of, the NASDAQ Global Select Market as are required to permit the consummation of the Transactions, (g) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (h) the filing of all material applications, consents, approvals, authorizations and notices, as required by the FDA, the DEA and any other federal, state, local or foreign Governmental Authority that is concerned with or regulates the marketing, sale, use, handling and control, safety, efficacy, reliability or manufacturing of drug or biological products or medical devices or is concerned with or regulates public health care programs (each, a “Healthcare Regulatory Authority”) each of which is set forth on Section 3.06(e) of the Impax Disclosure Letter and (i) such other consents, approvals, orders, authorizations, registrations, declarations and filings where the failure to make any such filing, give any such notice or obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect.

Section 3.07 Impax SEC Documents; No Undisclosed Liabilities.

(a) Impax has timely filed or furnished all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the Securities and Exchange Commission (the “SEC”) required to be filed or furnished by Impax since January 1, 2014 (such documents, the “Impax SEC Documents”). No Subsidiary of Impax is required to file or furnish, or files or furnishes, any form, report or other document with the SEC. As of their respective dates, the Impax SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Impax SEC Documents, and as of their respective dates, none of the Impax SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, unless such information contained in any Impax SEC Document has been amended or superseded by a later-filed Impax SEC Document that was filed prior to the date hereof. The financial statements of Impax included in the Impax SEC Documents comply as of their respective dates as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, for normal and recurring year-end adjustments not material in amount and as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied by Impax on a consistent basis during the periods and at the dates involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the financial position of Impax and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not material in amount).

(b) Neither Impax nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required under GAAP to be reflected on a consolidated balance sheet of Impax and its Subsidiaries (including the notes thereto), except for any such liabilities or obligations (i) accrued, disclosed, reflected or reserved against in the most recent financial statements (including any related notes) contained in the Impax SEC Documents filed prior to the date of this Agreement, (ii) incurred in the ordinary course of business since the date of latest balance sheet included in such financial statements, (iii) incurred in connection with this Agreement, the Ancillary Agreements, the Transactions and the Ancillary

Transactions or (iv) that have not had or would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect.

Section 3.08 Information Supplied. The information supplied by Impax in writing expressly for inclusion in the Registration Statement and the Proxy Statement/Prospectus will not (a) in the case of the Registration Statement, at the time the Registration Statement is declared effective under the Securities Act, and (b) in the case of the Proxy Statement/Prospectus, as of the date the Proxy Statement/Prospectus is first mailed to the stockholders of Impax or at the time of any meeting of Impax’s stockholders to be held in connection with the Transactions, including the Impax Stockholder Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing sentence, Impax makes no representation or warranty with respect to statements made in any of the foregoing documents based on information supplied by Amneal or any of its Representatives for inclusion therein.

Section 3.09 Absence of Certain Changes or Events. Since January 1, 2017 until the date of this Agreement, except as expressly required by this Agreement or any Ancillary Agreement, (a) Impax and its Subsidiaries have conducted their respective businesses in all material respects in accordance with the ordinary course of such businesses and (b) there has not been any change, effect, event, circumstance, occurrence or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect.

Section 3.10 Litigation. There is no lawsuit, court action or other court proceeding (a “Litigation Proceeding”) or internal investigation pending or, to the Knowledge of Impax, threatened, and Impax has no Knowledge of any external investigation pending or threatened with respect to Impax or its Subsidiaries, nor is there any material judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding with respect to Impax or any of its Subsidiaries, except in each case for any Litigation Proceedings, investigations, judgments, decrees, injunctions, rules, orders and claims that have not been or would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect.

Section 3.11 Contracts.

(a) Section 3.11(a) of the Impax Disclosure Letter sets forth a true and complete list as of the date of this Agreement, and Impax has, prior to the date of this Agreement, made available to Amneal true and complete copies (including all material amendments, modifications, extensions, renewals or guaranties) of the following, other than any Impax Plans (all such Contracts set forth on Section 3.11(a) of the Impax Disclosure Letter, or which are required to be so disclosed, “Impax Material Contracts”):

(i) all “material contracts” (as such term is defined in Item 601(b)(10) of SEC Regulation S-K) with respect to Impax or any of its Subsidiaries (whether or not filed by Impax with the SEC);

(ii) all Contracts of Impax or any of its Subsidiaries involving payments by or to Impax or any of its Subsidiaries of more than $2,500,000 on an annual basis;

(iii) all Contracts with third party manufacturers and suppliers for the manufacture and supply of products providing for minimum order quantities, minimum purchase requirements or exclusive supply, manufacturing or purchase requirements with a total annual payment or financial commitment exceeding $2,500,000;

(iv) all Contracts having a remaining term of three (3) years or more as of the date hereof wherein Impax or any of its Subsidiaries is obligated to manufacture or supply products to any third party with a total annual payment or financial commitment exceeding $2,500,000;

(v) all Contracts to which Impax or any of its Subsidiaries is a party, or by which Impax or any of its Subsidiaries is bound, that contain any covenant materially limiting or prohibiting the right of Impax or any of its Subsidiaries (A) to engage in any line of business or conduct business in any geographic area, (B) to distribute or offer any products or services or (C) to compete with any other person in any line of business or in any geographic area or levying a fine, charge or other payment for doing any of the foregoing, in each case other than (x) non-compete or non-solicitation Contracts with non-executive employees of Impax or any of its Subsidiaries or (y) confidentiality agreements including non-solicitation, “no raid” or no-hire provisions;

(vi) all Contracts of Impax or any of its Subsidiaries with any Affiliate of Impax (other than any of its Subsidiaries) (A) whereby Impax or any of its Subsidiaries agrees to indemnify such Affiliate; or (B) in which the amount involved exceeds $500,000 on an annual basis, except for Contracts in respect of employment or consulting services entered into in the ordinary course of business;

(vii) all Contracts of Impax or any of its Subsidiaries granting or obtaining any license to Intellectual Property involving payments of more than $1,000,000 in any calendar year;

(viii) all Contracts of Impax or any of its Subsidiaries involving payments to a single vendor by or to Impax or any of its Subsidiaries of more than $2,500,000 on an annual basis that require consent of or notice to a third party in the event of or with respect to the Transactions or the Ancillary Transactions, including in order to avoid a breach or termination of, or loss of benefit under, any such Contract;

(ix) all joint venture, partnership or other similar agreements involving co-investment with a third party to which Impax or any of its Subsidiaries is a party;

(x) all Contracts with any Governmental Authority or any Healthcare Regulatory Authority under which Impax provides products or services involving aggregate consideration in excess of $2,500,000;

(xi) settlement agreements with, or agreements entered into in connection with settlement agreements with, Governmental Authorities or any Healthcare Regulatory Authorities that have existing or contingent material performance obligations;

(xii) all Contracts pursuant to which any Indebtedness of Impax or any of its Subsidiaries is outstanding or may be incurred (except for Contracts relating to Indebtedness (A) the aggregate principal amount of which does not exceed $5,000,000 or (B) solely among Impax and/or its Subsidiaries);

(xiii) all Contracts of Impax or any of its Subsidiaries which grant to any third party any exclusive rights, right of first refusal, right of first offer or similar right or ownership interest, in each case, with respect to any material Intellectual Property, drug master files, dossiers, regulatory filings or approvals with any Healthcare Regulatory Authority or other material assets, rights or properties of Impax or any of its Subsidiaries;

(xiv) all Contracts relating to the voting or registration of any securities or providing Impax or any of its Subsidiaries with any right of first refusal with respect to, or right to repurchase or redeem, any assets or securities;

(xv) all Contracts of Impax or any of its Subsidiaries that relate to an acquisition, divestiture, merger or similar transaction that contain material representations, covenants, indemnities or other obligations (including material payment, indemnification or other contingent obligations) or any “earn-out” obligations of Impax or any of its Subsidiaries, that are in effect (other than any indemnification provisions which relate to representations and warranties in respect of organization, power and authority, due authorization, capitalization, non-contravention, Taxes, brokers fees or other similar representations and warranties which are contained in the applicable acquisition agreement);

(xvi) all Contracts of Impax or any of its Subsidiaries relating to the settlement of any Litigation Proceeding that provide for any continuing material obligations on the part of Impax or any of its Subsidiaries;

(xvii) all Contracts obligating Impax or any of its Subsidiaries to purchase or otherwise obtain any material product or service exclusively from any person or sell any material product or service exclusively to any person;

(xviii) all Contracts relating to a material research and development collaboration or any joint development, in each case, for any products currently marketed by Impax or any of its Subsidiaries;

(xix) all Contracts of Impax or any of its Subsidiaries that prohibit, limit or restrict the payment of dividends or distributions in respect of the capital stock of Impax or any of its Subsidiaries or otherwise prohibit, limit or restrict the pledging of capital stock of Impax or any of its Subsidiaries or prohibit, limit or restrict the issuance of guarantees by Impax or any of its Subsidiaries;

(xx) all Contracts that are collective bargaining agreements and all Contracts with any trade union, works council or other employee representative or other labor organization; and

(xxi) all Contracts that obligate Impax or any of its Subsidiaries to make any capital contribution or other investment (including pursuant to any joint venture) in a person in excess of $1,000,000 on an annual basis.

For purposes of this Section 3.11(a), amounts calculated on an “annual basis” or similar terms reflect annualized expenses or payments based on payments made during the period from (A)(1) January 1, 2016 through December 31, 2016 or (2) January 1, 2017 through June 30, 2017 and (B) accruals for the applicable calendar year.

(b) (i) none of Impax or any of its Subsidiaries (A) is, or has received written notice that any other party to any Impax Material Contract is, in violation or breach of or default (with or without notice or lapse of time or both) under or (B) has waived or failed to enforce any rights or benefits under any Impax Material Contract to which it is a party or any of its properties or other assets is subject, (ii) there has occurred no event giving to others any right of termination, amendment or cancellation of (with or without notice or lapse of time or both) any such Impax Material Contract and (iii) each such Impax Material Contract is in full force and effect and is a legal, valid and binding agreement of, and enforceable against, Impax or its Subsidiary, and, to the Knowledge of Impax, each other party thereto, except for violations, breaches, defaults, waivers or failures to enforce rights or benefits, or failures to be in full force and effect or to be legal, valid, binding or enforceable, covered by clauses (i), (ii) or (iii) above that have not had and would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect. No party to any of the Impax Material Contracts filed as an exhibit to Impax’s report on Form 10-K for the period ended December 31, 2016 (as filed with the SEC on March 1, 2017) or set forth on Section 3.11(a) of the Impax Disclosure Letter has provided written notice exercising any termination rights with respect thereto.

Section 3.12 Compliance with Laws.

(a) Impax and each of its Subsidiaries are and have been since January 1, 2014 in compliance with all Laws applicable to them, their properties or other assets or their business or operations, except for such violations or noncompliance that have not been and would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect. Impax and its Subsidiaries have in effect all material permits, licenses, certificates of need, registrations, accreditations, Government Program provider agreements, variances, exemptions, authorizations, operating certificates, franchises, orders, approvals, and similar rights issued by or obtained from all Governmental Authorities (collectively, “Impax Permits”) necessary to carry on their businesses as currently conducted, and there has occurred no violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Impax Permit, except for such violation, defaults, terminations, amendments or cancellations that, individually or in the aggregate, have not had and would not reasonably be expected to have an Impax Material Adverse Effect. There is no event which has occurred that would reasonably be expected to result in the termination, revocation, cancellation, non-renewal or adverse modification of any such Impax Permit that is material to Impax and its Subsidiaries, taken as a whole. Assuming all notices or consents listed on Section 3.06(e) of the Impax Disclosure Letter are made or obtained, the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the Transactions and the Ancillary Transactions do not and will not conflict with or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any properties or other assets of Impax or any of its Subsidiaries under, any such Impax Permit, except for any such conflicts, violations, breaches or defaults which have not had and would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect. This Section 3.12 does not relate to Tax matters, which are the subject of Section 3.15.

(b) Since January 1, 2014, (i) neither Impax nor any of its Subsidiaries has received any written notice from any Governmental Authority that alleges or relates to (A) any violation or noncompliance (or reflects that Impax or any of its Subsidiaries is under investigation or the subject of an inquiry by any such Governmental Authority for such alleged noncompliance) with any applicable Law or (B) any fine, assessment or cease and desist order, or the suspension, revocation or limitation or restriction of any Impax Permit and (ii) neither Impax nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Authority with respect to its alleged noncompliance with, or violation of, any applicable Law, except in each case in clauses (i) and (ii) above to the extent any such violation, noncompliance, fine, assessment, order, suspension, revocation, limitation or restriction has not had and would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect.

(c) Since January 1, 2014, Impax and each of its Subsidiaries have timely filed all regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Authority, including state health and regulatory authorities and any applicable federal regulatory authorities, and have timely paid all fees and assessments due and payable in connection therewith, except where the failure to make such filings or payments has not had and would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect.

(d) Impax and each of its officers and directors are in material compliance with, and have complied in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act (“Sarbanes-Oxley”) or the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of the NASDAQ Global Select Market. Impax has previously disclosed to Amneal all of the information required to be disclosed by Impax and its officers and employees, including Impax’s Chief Executive Officer and Chief Financial Officer, to the Impax Board or any committee thereof pursuant to the certification requirements relating to annual reports on Form 10-K and quarterly reports on Form 10-Q.

(e) Impax has established and maintains a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Such internal controls provide reasonable assurance regarding the reliability of Impax’s financial reporting and the preparation of Impax’s financial statements for external purposes in accordance with GAAP. Since January 1, 2014, Impax’s principal executive officer and its principal financial officer have disclosed to Impax’s auditors and the audit committee of the Impax Board (A) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Impax’s ability to record, process, summarize and report financial information, and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Impax’s internal controls and Impax has made available to Amneal copies of any such disclosure. Impax has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 of the Exchange Act) as required by Rule 13a-15 under the Exchange Act that are designed to ensure that material information relating to Impax and its consolidated Subsidiaries required to be included in reports filed under the Exchange Act is made known to Impax’s principal executive officer and its principal financial officer by others within those entities.

Section 3.13 FDA Regulatory Matters.

(a) Impax and each of its Subsidiaries is and has been since January 1, 2014, in compliance in all material respects with (i) all Healthcare Laws and (ii) all Healthcare Regulatory Authorizations, including all requirements of the FDA, DEA, and all other Healthcare Regulatory Authorities, that are applicable to Impax or its Subsidiaries, as applicable. The “Healthcare Laws” include: (i) the Federal Food, Drug, and Cosmetic Act and the regulations promulgated thereunder; (ii) the Controlled Substances Act and the regulations promulgated thereunder (the “FFDCA”); (iii) the U.S. Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and the regulations promulgated thereunder and any state or non-U.S. counterpart thereof or other law or regulation the purpose of which is to protect the privacy of individuals; and (iv) all federal, state, local, and all foreign health care related fraud and abuse and physician sunshine act laws, including the U.S. Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)), the U.S. Civil False Claims Act (31 U.S.C. Section 3729 et seq.), Sections 1320a-7, 1320a-7a, 1320a-7b and 1320a-7h of Title 42 of the United States Code and the regulations promulgated pursuant to such statutes; and (v) any other state or federal law, regulation, guidance document, manual provision, program memorandum, opinion letter, or other public issuance which regulates kickbacks, recordkeeping, claims process, documentation requirements, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs, quality, safety, privacy, security, licensure, or any other aspect of manufacturing and distributing drugs, biologics, or medical devices. As of the date hereof, neither Impax nor any of its Subsidiaries, nor their respective officers, directors or employees, or agents authorized to appear before any Healthcare Regulatory Authority for or on behalf of Impax or any of its Subsidiaries, is subject to, or has received written, or, to Impax’s Knowledge, oral notice or other communication of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action alleging that any operation or activity of Impax or its Subsidiaries is in violation of any Healthcare Laws or otherwise related to the business of Impax or its Subsidiaries by or before any Healthcare Regulatory Authority, including any action (i) to suspend, revoke or withdraw a material Healthcare Regulatory Authorization or (ii) contesting the approval of, the uses of, or the labeling or promotion of, or otherwise alleging, in each case, any material violation of Law with respect to, any product or product candidate manufactured, distributed or marketed by or on behalf of Impax or its Subsidiaries.

(b) Impax and each of its Subsidiaries, as applicable, has held, or has held contractual rights to, all material Healthcare Regulatory Authorizations required for the marketing and approval of all products marketed by or on behalf of Impax or any of its Subsidiaries, and all such Healthcare Regulatory Authorizations are in full force and effect. As of the date hereof, neither Impax nor any of its Subsidiaries, nor their respective officers, directors or employees, or agents authorized to appear before any Healthcare Regulatory Authority for or on behalf of Impax or any of its Subsidiaries, as applicable, has received written or, to Impax’s Knowledge, oral notice or other communication of any material inaccuracy or material insufficiency of, or of any termination, suspension, rejection or denial of, any filing or application for any material Healthcare Regulatory Authorization that was not corrected or otherwise addressed in a subsequent filing. To Impax’s Knowledge, no event has occurred which allows, or after notice or lapse of time would allow, or would reasonably be expect to lead to, the revocation, withdrawal, termination, suspension, rejection or denial of any material Healthcare Regulatory Authorization (or any filing or application therefor) or result in any other impairment of the rights of the holder of any material Healthcare Regulatory Authorization (or any filing or application therefor).

(c) All material reports, documents, registrations, authorizations, claims and notices required to be filed, maintained, or furnished to any Healthcare Regulatory Authority, including all registrations and reports required to be filed with clinicaltrials.gov; clinical investigator financial disclosure obligations; registration and listing requirements set forth in 21 U.S.C. Section 360 and 21 C.F.R. Part 207; reporting requirements under the Physician Payments Sunshine Act (42 U.S.C. 1320a-7h, et seq.), and all similar state transparency requirements; drug price reporting; and adverse event reports, by Impax or any of its Subsidiaries have been so filed, maintained or furnished and were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(d) The development, manufacture, labeling and storage, as applicable, of any drugs or products by Impax and each of its Subsidiaries has been since January 1, 2014, and is being conducted, in compliance in all material respects with all applicable Laws of the FDA, U.S. Customs and Border Protection (“U.S. Customs”), DEA and other Healthcare Regulatory Authorities, including the FDA’s current Good Laboratory Practices, Good Manufacturing Practices and Good Clinical Practices. For the purposes of this Agreement, (i) “Good Laboratory Practices” means the FDA’s standards for conducting non-clinical laboratory studies contained in 21 C.F.R. Part 58, (ii) “Good Manufacturing Practices” means the current good manufacturing practices for drugs and medical devices, including the regulations for drugs and finished pharmaceutical products contained in 21 C.F.R. Parts 210 and 211, respectively, and medical devices contained in 21 C.F.R. 820, and (iii) “Good Clinical Practices” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in 21 C.F.R. Parts 50, 54, 56 and 312, as applicable.

(e) Since January 1, 2014, neither Impax nor any of its Subsidiaries has (i) voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, or (ii) received any notices, information request letters, correspondence, orders or other communication from any Healthcare Regulatory Authority issuing, requiring or causing any recalls, seizures, detentions, field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety alerts or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of, or enjoining manufacture or distribution of, any product or product candidate manufactured, distributed or marketed by or on behalf of Impax or any of its Subsidiaries and to Impax’s Knowledge no Healthcare Regulatory Authority and neither Impax nor any of its Subsidiaries is considering such action. Since January 1, 2014 until the date hereof, neither Impax nor any of its Subsidiaries has received any written or, to Impax’s Knowledge, oral notices, information request letters, correspondence, orders or other communications from any Healthcare Regulatory Authority regarding new safety information, postmarketing clinical trials or studies or risk evaluation and mitigation strategies asserting that labeling changes, postmarketing trials, studies, or other action will be required in order to ensure the safety of any products or product candidates.

(f) All studies, tests and clinical and pre-clinical trials conducted by or, the Knowledge of the Impax, on behalf of Impax or any of its Subsidiaries, or in which Impax or any of its Subsidiaries or their products or product candidates have participated were and, if still pending, have been and are being conducted in material compliance with all applicable Laws, including the applicable requirements of Good Laboratory Practices and Good Clinical Practices. Neither Impax nor any of its Subsidiaries has received any written or, to Impax’s Knowledge, oral notices, correspondence or other communication from any Healthcare Regulatory Authority requiring the termination or suspension of any ongoing or planned clinical trials conducted by, or, to Impax’s Knowledge, on behalf of, Impax or any of its Subsidiaries or the business currently conducted by any of them, or in which Impax or any of its Subsidiaries or their products or product candidates have participated.

(g) Since January 1, 2014, neither Impax nor any of its Subsidiaries has received any FDA Form 483, notice of adverse finding, warning letters, letters of admonition, untitled letters or other written or, to Impax’s Knowledge, oral correspondence from any Healthcare Regulatory Authority alleging or asserting material noncompliance with any Laws applicable to, or a lack of safety regarding, Impax’s or any of its Subsidiaries’ manufacturing practices any product or product candidate manufactured, distributed or marketed by or on behalf of Impax or any of its Subsidiaries. Neither Impax nor any of its Subsidiaries is subject to any material order of, obligation or commitment to, or settlement with, any Healthcare Regulatory Authority. To Impax’s Knowledge, no event has occurred which would reasonably be expect to lead to any material claim, suit, proceeding, hearing, enforcement, audit, investigation, inspection by any Healthcare Regulatory Authority or any FDA warning letter, untitled letter, or request or requirement to make changes to the products or procedures of Impax or its Subsidiaries that, if not complied with, would reasonably be expected to have an Impax Material Adverse Effect.

(h) Neither Impax nor any of its Subsidiaries, nor any of their respective officers, directors, employees, nor, to Impax’s Knowledge, any of their respective contractors, suppliers, agents, or other company or individual performing research or product-related work on behalf of Impax or any of its Subsidiaries, nor any other person described in 42 C.F.R. § 1001.1001(a)(1)(ii) is a party to, or bound by, any order, individual integrity agreement, monitoring agreement, deferred prosecution agreement, consent decree, settlement order, corporate integrity agreement or other similar form agreement with any Governmental Authority resulting from a failure, or alleged failure, to comply with any applicable Laws of the FDA, U.S. Customs, DEA, Centers for Medicare and Medicaid Services and other Healthcare Regulatory Authorities.

(i) Neither Impax nor any of its Subsidiaries or their products or product candidates are the subject of any pending or, to Impax’s Knowledge, threatened investigation by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or otherwise. Neither Impax nor any of its Subsidiaries, nor to Impax’s Knowledge, any of their respective officers, directors, employees, nor, to Impax’s Knowledge, any of their respective contractors, suppliers, agents, or other company or individual performing research or product-related work on behalf of Impax or any of its Subsidiaries, nor any other person described in 42 C.F.R. § 1001.1001(a)(1)(ii), (i) has committed any act, made any untrue statement of material fact or failed to make any statement that, at the time such act, statement or disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy (ii) has been charged with any conduct for which debarment is mandated by 21 U.S.C. § 335a or any criminal offense relating to the delivery of an item or service under any federal health care program (iii) has been charged with or been convicted of any crime for which exclusion is mandated or permitted from the federal health care programs under Section 1128 of the Social Security Act of 1935, or any similar Law; (iv) is or has been debarred, excluded or suspended from participation in any federal health care program; (v) has had a civil monetary penalty assessed against it under Section 1128A of the Social Security Act; (vi) is or has been listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; or (vii) has been debarred by any federal or international agency.

Section 3.14 Employee Benefit Plans.

(a) Section 3.14(a) of the Impax Disclosure Letter sets forth a true and complete list of all material “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and all other material employee benefit plans, programs, agreements, policies, arrangements or payroll practices, including with respect to bonus, employment, consulting or other compensation, collective bargaining, company stock, incentive and other equity or equity-based compensation, or deferred compensation, retirement, pension, change in control, termination or severance plans or arrangements, stock purchase, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance and scholarship, in each case, (i) that are sponsored or maintained by Impax or any of its Subsidiaries, (ii) to which Impax or any of its Subsidiaries contributes or is obligated to contribute to, or in respect of which any potential liability is borne by Impax or any of its Subsidiaries, (iii) under which for current or former employees of Impax or any of its Subsidiaries (the “Impax Employees”) or directors or former directors thereof are eligible to participate or receive benefits or (iv) to which Impax or any of its Subsidiaries is a party (collectively, the “Impax Plans”).

(b) True and complete copies of the following documents, with respect to each of the Impax Plans have, prior to the date of this Agreement, been delivered to Amneal by Impax, to the extent applicable: (i) the plan document (or a written summary if the Impax Plan is not reduced to writing), any material amendments thereto and related trust documents, insurance contracts or other funding arrangements, in each case, as currently in effect; (ii) the most recent Form 5500 and all schedules attached thereto filed with respect to such Impax Plan, and the most recent actuarial report and financial statements, if any, prepared with respect to such Impax Plan; and (iii) all material communications received from any Governmental Authority relating to Impax Plans in the last three (3) years.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect, the Impax Plans have been maintained in accordance with their terms and with all provisions of

ERISA, the Code and other applicable Law, and neither Impax (or any of its Subsidiaries) nor, to the Knowledge of Impax, any “party in interest” or “disqualified person” with respect to the Impax Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA. Neither Impax nor any of its Subsidiaries has any material liability for breach of fiduciary duty or any other failure to act or comply with applicable Law in connection with the administration or investment of the assets of any Impax Plan.

(d) Each of the Impax Plans that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code. To the Knowledge of Impax, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Impax Plan or the Tax exemption of any trust related thereto.

(e) None of Impax, its Subsidiaries or, except as would not reasonably be expected to result in material liability to Impax, any trade or business (whether or not incorporated) that is treated as a single employer with any of them under Sections 414(b), (c), (m) or (o) of the Code (a “Impax ERISA Affiliate”) (or that was so treated at any time during the six (6) years immediately prior to the date of this Agreement) has ever had (or, in the case of any former Impax ERISA Affiliate during the last six (6) years, had at the time it was an Impax ERISA Affiliate) any current or contingent liability with respect to (i) a plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code or (ii) any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”).

(f) All contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Impax Plans (including workers compensation) or by Law (without regard to any waivers granted under Section 412 of the Code), to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including any valid extension), except where the failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect.

(g) There are no pending actions, claims or lawsuits that have been asserted or instituted against the Impax Plans, the assets of any of the trusts under the Impax Plans or the sponsor or administrator of any of the Impax Plans, or, to the Knowledge of Impax, against any fiduciary of the Impax Plans with respect to the operation of any of the Impax Plans (other than routine benefit claims), nor does Impax have any Knowledge of any threatened action, claim or lawsuit, other than such actions, claims or lawsuits that have not had or would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect.

(h) None of the Impax Plans provides for post-employment life or health insurance, benefits or coverage for any participant or any beneficiary of a participant, except as may be required under applicable Law, including Section 4980B of the Code (“COBRA”) and which are provided at the sole expense of the participant or the participant’s beneficiary.

(i) Except as otherwise specifically contemplated by the terms of this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either by themselves or when combined with any other event), will (i) result in any payment becoming due to any Impax Employee, (ii) increase any benefits otherwise payable under any Impax Plan, (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Impax Plan, (iv) result in any obligation to fund any trust or other arrangement with respect to compensation or benefits under an Impax Plan, (v) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee or other individual service provider of Impax or any of its Subsidiaries or (vi) result in any breach or violation of or default under or limit Holdco’s, Amneal’s or Impax’s right to amend, modify or terminate any Impax Plan.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect, each Impax Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code is in documentary compliance with, and Impax and its Subsidiaries have, since January 1, 2014, complied in practice and operation with, all applicable requirements of Section 409A of the Code. Neither Impax nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any Impax Employee for any Tax incurred by such Impax Employee, including under Section 409A or 4999 of the Code, or any interest or penalty related thereto.

(k) As of the date hereof, no Impax Employee who is an officer for purposes of Section 16 of the Exchange Act has given notice of intent to terminate his or her employment with Impax or any of its Subsidiaries.

(l) Except as would not, individually or in the aggregate, reasonably be expected to result in any material liability to Impax, (i) each Impax Plan which is maintained primarily for the benefit of employees working outside of the United States (each, a “Non-U.S. Impax Plan”) has been established, administered, operated, funded, invested and maintained in compliance with the applicable Laws relating to such plans in the jurisdictions in which such Impax Plan is present or operates and, to the extent relevant, the United States, (ii) all required contributions and premiums to be made under each Non-U.S. Impax Plan have been made with respect thereto (whether pursuant to the terms of such Non-U.S. Impax Plan or by applicable Law) and (iii) as of the date of this Agreement, there is no pending or, to the knowledge of Impax, threatened litigation relating to any Non-U.S. Impax Plan.

Section 3.15 Taxes.

(a) Impax and each of its Subsidiaries have timely filed with the appropriate taxing authorities, or has caused to be timely filed on their behalf (taking into account any valid extension of time within which to file), all income, franchise and other Tax Returns required to be filed by them, and all such filed Tax Returns are true, correct and complete in all material respects. All Taxes (regardless of having been shown as due on any Tax Return) have been timely paid in full, or an adequate reserve has been established therefor in the financial statements of Impax and its Subsidiaries (in accordance with GAAP) for all periods covered by such financial statements.

(b) Neither Impax nor any of its Subsidiaries is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement, or any other Contract, obligation, understanding or agreement to pay the Taxes of another person or to pay the Taxes with respect to transactions relating to any other person (other than Impax and its Subsidiaries) other than commercial agreements entered into in the ordinary course of business no principal purpose of which is related to Taxes.

(c) Neither Impax nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify under Section 355 of the Code for any years open under the relevant statute of limitations.

(d) Neither Impax nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Impax or a wholly owned Subsidiary of Impax) or (ii) has any liability for the Taxes of any person (other than Impax or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise.

(e) To the Knowledge of Impax, no audits, investigations or other administrative or court proceedings, that could have, individually or in the aggregate, an Impax Material Adverse Effect, are pending with any taxing authority or court with respect to any material Taxes of Impax or any of its Subsidiaries, and no written notice thereof has been received by Impax or any of its Subsidiaries. Neither Impax nor any of its Subsidiaries has any outstanding agreements, waivers or arrangements extending the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, any federal, state, local or foreign income, franchise or other material Taxes.

(f) No written claim that could give rise to material Taxes has been made within the previous three (3) years by a taxing authority in a jurisdiction where Impax or any of its Subsidiaries does not file Tax Returns that Impax or any of its Subsidiaries is or may be subject to taxation in that jurisdiction.

(g) No Liens for Taxes exist with respect to any properties or other assets of Impax or any of its Subsidiaries, except for statutory Liens for current Taxes not yet delinquent.

(h) All material Taxes required to be withheld by Impax or any of its Subsidiaries (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provision under any foreign Laws) have been withheld, have been or will be duly and timely paid to the proper taxing authority, and have been or will be reported pursuant to applicable Tax information reporting Laws.

(i) Neither Impax nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date; or (v) cancellation of indebtedness income deferred pursuant to Section 108(i) of the Code.

(j) There is no power of attorney given by or binding upon Impax or any of its Subsidiaries with respect to Taxes for any period for which the applicable statute of limitations (including any waivers and extensions) has not expired as of the date of this Agreement.

(k) Neither Impax nor any of its Subsidiaries has been a party to any “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2).

(l) Neither Impax nor any of its Subsidiaries is aware of any fact, or has taken or agreed to take any action that would reasonably be expected to prevent or impede (i) the Impax Merger and the LLC Conversion, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the Contribution from qualifying as an exchange to which Section 721(a) of the Code applies.

Section 3.16 Intellectual Property.

(a) Impax, or one of its Subsidiaries, owns or possesses all licenses or other legal rights to use, sell or license all material Intellectual Property held for use or used in the business of Impax or its Subsidiaries as presently conducted (“Impax Intellectual Property”) except for any failures to own or possess as have not had and would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect and except with respect to any Intellectual Property which is the subject of a Paragraph IV Proceeding; provided, that the representation and warranty in this Section 3.16(a) shall not be construed to be a representation or warranty with respect to non-infringement.

(b) Section 3.16(b) of the Impax Disclosure Letter identifies as of the date hereof: (i) each item of Impax Intellectual Property that is registered, filed, or issued under the authority of any Governmental Authority and in which Impax or any of its Subsidiaries has or purports to have an exclusive license or an ownership interest of any nature (whether exclusively, jointly with another person or otherwise) (“Registered Impax Intellectual Property”); (ii) the jurisdiction in which such item of Registered Impax Intellectual Property has been registered or filed and the applicable registration or application serial number; and (iii) any other person that, to the Knowledge of Impax, has an ownership interest in such item of Registered Impax Intellectual Property and the nature of such ownership interest.

(c) As of the date of this Agreement, the title in each item of Registered Impax Intellectual Property in which Impax or any of its Subsidiaries has an ownership interest is properly recorded in the name of Impax and/

or its Subsidiaries. Each named inventor on each item of Registered Impax Intellectual Property constituting a patent or a patent application has duly executed a valid assignment of all applicable right, title and interest in and to such patent or patent application to Impax or one of its Subsidiaries (in each case where such assignment is required by applicable law to perfect Impax or its Subsidiaries rights in such patent or patent application). All such assignments have been duly recorded with the United States Patent and Trademark Office and all relevant foreign patent offices.

(d) Within the past three (3) years of the date hereof, neither Impax nor any of its Subsidiaries has received any written notice of any claim against any of them challenging the ownership, validity or enforceability of any of the Registered Impax Intellectual Property, other than any notice from the applicable examiner of any pending application therefor, received in the ordinary course of prosecution.

(e) With respect to each item of Registered Impax Intellectual Property owned by Impax or any of its Subsidiaries: (i) to Impax’s Knowledge, all such Registered Impax Intellectual Property is valid and enforceable; (ii) all such Registered Impax Intellectual Property is subsisting (or, in the case of applications, applied for), which shall include being currently in compliance with applicable Laws as to the payment of all necessary registration, maintenance, annuities, renewal, filing, examination, and other related fees and proofs of working or use, and, in the case of trademarks, the post-registration filing of affidavits of use and incontestability and renewal applications; and (iii) all necessary documents, recordations and certificates in connection with such Registered Impax Intellectual Property previously or currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in all jurisdictions where such fees are previously or currently due, for the purposes of prosecuting and maintaining and perfecting such Registered Impax Intellectual Property except, in each case, to the extent that failure to do so can be cured or otherwise would not result in permanent abandonment (i.e., without the possibility of revival or reinstatement).

(f) Certain Intellectual Property Proceedings.

(i) To the Knowledge of Impax, no claims or threat of claims within the three (3) years prior to the date of this Agreement, have been asserted in writing by any third party against Impax or any of its Subsidiaries (A) related to the use in the conduct of the businesses of Impax and its Subsidiaries of the Impax Intellectual Property or (B) alleging that the conduct of the business of Impax and its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property rights of any third party but excluding any infringement of any Intellectual Property alleged pursuant to a Paragraph IV Proceeding or otherwise in connection with filing a Paragraph IV Certification Notice.

(ii) To the Knowledge of Impax, the conduct of the businesses of Impax and its Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any third party, but excluding any (A) infringement of any Intellectual Property under 35 U.S.C. § 271(e)(2) caused by or in connection with the filing of any abbreviated new drug application for a product filed with the FDA pursuant to §505(j) of the FFDCA or by the filing of any new drug application for a product filed with the FDA pursuant to §505(b)(2) of the FFDCA and (B) any infringement of any Intellectual Property alleged pursuant to a Paragraph IV Proceeding or otherwise in connection with filing a Paragraph IV Certification Notice. The representations set forth in this Section 3.16(f) are the only representations given by Amneal with respect to non-infringement of Intellectual Property.

(iii) Section 3.16(f)(iii) of the Impax Disclosure Letter identifies as of the date hereof all (A) pending Paragraph IV Proceedings to which Impax or any of its Subsidiaries is a party, (B) Paragraph IV Certification Notices dated within the three (3) year period ending on the date hereof made by or on behalf of the Impax or any of its Subsidiaries and (C) pending petitions for inter partes review under 35 U.S.C. § 311, et, seq., in which Impax or any of its Subsidiaries is identified as a real party in interest.

(iv) To the Knowledge of Impax, no third party is infringing, misappropriating or otherwise violating any Impax Intellectual Property.

(v) No unresolved claims or threat of claims within the three (3) years prior to the date of this Agreement, have been asserted in writing by Impax or any of its Subsidiaries against any third party with respect to the infringement or the alleged infringement of any Impax Intellectual Property.

(g) Neither Impax nor any of its Subsidiaries is bound by, and none of the material Intellectual Property purported to be owned or to its Knowledge which is exclusively licensed by Impax or any of its Subsidiaries, is subject to, any Contract containing any covenant or other provision that materially limits or restricts the ability of Impax or any of its Subsidiaries to use, exploit, assert, enforce, transfer or license any rights in any such Intellectual Property anywhere in the world (excluding in the case of any Intellectual Property exclusively licensed to Impax or any of its Subsidiaries, such license).

(h) Upon the termination of any Contract wherein Impax and/or any of its Subsidiaries has agreed to manufacture or supply a product or active pharmaceutical ingredient for a third party, Impax and/or its Subsidiaries shall retain and continue to have the right to use all Intellectual Property, data, bioavailability studies, drug master files, dossiers and regulatory approvals granted by any Healthcare Regulatory Authority which are required or necessary to manufacture said product or active pharmaceutical ingredient either for itself or another person without restriction or obligation to the third party of such terminated Contract.

(i) The consummation of the Transactions will not result in the loss or impairment of Impax’s or its Subsidiaries’ rights to own or use any of the Impax Intellectual Property or obligate them to pay any royalties or other amounts to any third party in excess of the amounts payable by them prior to the Closing, nor will such consummation require the consent of any third party in respect of any Impax Intellectual Property, except as have not had and would not reasonably be expected to have, individually or in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, Impax and its Subsidiaries, taken as a whole.

(j) Neither Impax nor any of its Subsidiaries has entered into any Contract which, upon the consummation of the Transactions will, to the Knowledge of Impax, result in the loss or impairment of Holdco’s or any of its Subsidiaries’ ability (A) to engage in any line of business or conduct business in any geographic area, (B) to distribute or offer any products or services or (C) to compete with any other person in any line of business or in any geographic area or levying a fine, charge or other payment for doing any of the foregoing, in each case of (A)-(C), with respect to any products or services currently marketed by Amneal or any of its Subsidiaries as of the date of this Agreement.

(k) Impax and its Subsidiaries have taken reasonable measures to protect the confidentiality of their Trade Secrets.

(l) During the three (3) years prior to the date of this Agreement, (i) to the Knowledge of Impax, there have been no material security breaches in Impax’s or its Subsidiaries’ information technology systems wherein any third party has gained unauthorized access to any of Impax’s or of any of its Subsidiaries’ confidential and/or proprietary information and (ii) there have been no disruptions in any of Impax’s or its Subsidiaries’ information technology systems that materially adversely affected Impax’s or its Subsidiaries’ business or operations. Impax and its Subsidiaries have evaluated their security, disaster recovery and backup needs and have implemented plans and systems designed to reasonably address their assessment of risk.

(m) Impax and each of its Subsidiaries is and has been during the past three (3) years in compliance with its applicable privacy policies and obligations to third parties relating to any processing of personal information except for any failure in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect. To Impax’s Knowledge, there has not been any audit, investigation or other Litigation Proceeding initiated by any Governmental Authority, regarding the processing of personal information by Impax or any of its Subsidiaries.

Section 3.17 Real Property.

(a) Section 3.17(a)(i) of the Impax Disclosure Letter contains a complete and accurate list by property, city, state and country of all interests in real property currently owned in fee by Impax and any of its Subsidiaries (the “Impax Owned Real Property”). Section 3.17(a)(ii) of the Impax Disclosure Letter contains (i) a complete and accurate list, by property, city, state and country, of all real property currently leased (as lessee), licensed (as licensee) or subleased (as sublessee) by Impax or any of its Subsidiaries (the “Impax Leased Real Property” and, together with the Impax Owned Real Property, collectively, the “Impax Real Property”), and (ii) a description of each Impax Lease and all amendments, modifications and supplements thereto.

(b) The Impax Owned Real Property, together with the Impax Leased Real Property, is sufficient in all material respects for the operation of the business currently conducted by Impax and its Subsidiaries in the ordinary course of business, and Impax and each of its Subsidiaries, as applicable, enjoys peaceful and undisturbed possession of the Impax Owned Real Property and the Impax Leased Real Property sufficient for current business and operational use requirements.

(c) Impax and/or its Subsidiaries, as applicable, has good and valid fee simple title to all Impax Owned Real Property, free and clear of any Liens other than Permitted Liens. Impax has made available to Amneal accurate and complete copies of all title insurance policies, title reports and surveys for the Impax Real Property in possession or control of Impax or any of its Subsidiaries. To the Knowledge of Impax, all buildings, plants, structures and other improvements that form a part of the Impax Real Property lie wholly within the boundaries of the land owned or leased by Impax or its Subsidiaries, as applicable, and do not materially encroach upon the property of, or otherwise materially conflict with the property rights of, any other person.

(d) None of the Impax Owned Real Property is subject to any lease, license, or sublease or any material use or occupancy agreement entered into outside of the ordinary course of business pursuant to which Impax or any of its Subsidiaries has granted any third party or third parties the right to use or occupancy of such Impax Owned Real Property (other than Permitted Liens or to Impax or any of its Subsidiaries).

(e) To Impax’s Knowledge, (i) all improvements on the Impax Real Property are structurally sound and in working order sufficient for their normal operation in the manner currently being operated, normal wear and tear excepted and (ii) the utilities servicing the Impax Real Property are adequate for the operation of each facility as it is currently being operated.

(f) The Impax Owned Real Property, and the current use and occupancy thereof, is in material compliance with (i) all applicable building, zoning, subdivision, health and safety and other Laws pertaining to the ownership, construction, use or occupancy of real property, including the Americans with Disabilities Act of 1990, as amended, (ii) all easements, covenants, conditions, restrictions or similar provision in any instrument of record or other unrecorded agreement affecting such property and (iii) any requirements of any Governmental Authority in connection with (A) such Governmental Authority’s consents and/or (B) any entitlements or benefits extended by such Governmental Authority, in both cases, in relation to the use and development of the real property and operation of the facilities thereon. To Impax’s Knowledge, each Impax Lease that requires registration with any Governmental Authority has been duly registered.

(g) To Impax’s Knowledge, no eminent domain, condemnation or other similar proceeding is pending or threatened affecting any of the Impax Owned Real Property, Impax Leased Real Property or any part thereof.

(h) There are no outstanding options, rights of first offer or rights of first refusal to purchase any Impax Owned Real Property or any portion thereof or interest therein.

(i) Each contract, agreement or arrangement (including any option to purchase contained therein) pursuant to which Impax or any of its Subsidiaries leases, licenses or subleases any Impax Leased Real Property (each, an “Impax Lease” and, collectively, the “Impax Leases”) is a written agreement in full force and effect, and is valid, binding and enforceable, subject to proper authorization and execution of each Impax Lease by the other parties thereto and except to the extent that enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting creditors’ right generally and by general equity principles. Impax has made available to Amneal (in each case, together with all material amendments, assignments, modifications, supplements, waivers or other changes thereto) true and complete copies of all Impax Leases and, in the case of any oral Impax Lease, a written summary of the material terms of such Impax Lease, to which Impax or any of its Subsidiaries is a party. None of Impax or any of its Subsidiaries subleases (as sublessor), licenses (as licensor) or grants the use or occupancy of, to any other person (other than business invitees in the ordinary course of business), any portion of the Impax Leased Real Property. Except for Permitted Liens, none of Impax or any of its Subsidiaries has collaterally assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any Impax Lease.

(j) There exists no default or event of default on the part of Impax or any of its Subsidiaries under any Impax Leases or, to Impax’s Knowledge, any other party thereto, in each case that has not been cured and to Impax’s Knowledge, no condition exists that with notice or lapse of time would constitute a default by Impax or any of its Subsidiaries or any other party thereunder, in each case that has not been cured or that has not had or would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect. None of Impax or any of its Subsidiaries has received written notice of any default or event of default under any Impax Lease, other than any default or event of default that has been cured or that has not had or would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect.

(k) The current use and operation of the Impax Leased Real Property in the ordinary course of business of Impax and its Subsidiaries does not violate any Law in any material respect.

(l) None of Impax or any of its Subsidiaries is a party to any contract, agreement or arrangement relating to the future acquisition or development of any Impax Real Property by any third party or the acquisition of any other real property by Impax or any of its Subsidiaries.

Section 3.18 Environmental Matters. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect, (a) no written notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no action, claim, suit, proceeding or review or investigation is pending or, to the Knowledge of Impax, threatened by any person against, Impax, any of its Subsidiaries or, to the Knowledge of Impax, any person whose liability Impax or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of Law with respect to any matters relating to or arising out of any Environmental Law, (b) Impax and its Subsidiaries have at all times been and are presently in compliance with all Environmental Laws, including possessing all permits, authorizations, licenses, exemptions and other governmental authorizations required under applicable Environmental Laws for its operations as conducted at such time, (c) Impax and its Subsidiaries do not have any Environmental Liabilities and, to the Knowledge of Impax, there are no facts, circumstances or conditions relating to, arising from, associated with or attributable to either (i) any real property currently or formerly owned, operated or leased by Impax or its Subsidiaries or operations thereon, (ii) Impax or its Subsidiaries current or former conduct of its business or operations, including any Releases of Hazardous Materials or arrangement for disposal or Release at any location, or (iii) any person whose liability Impax or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of Law that would, in any such case, reasonably be expected to result in Environmental Liabilities and (d) with respect to any real property currently owned or leased by Impax or its Subsidiaries or, to the Knowledge of Impax, formerly owned or leased by Impax or its Subsidiaries, there have been no Releases by Impax or any of its Subsidiaries, or to the Knowledge of Impax, by any other person, of Hazardous Materials that have resulted or are reasonably likely to result in a claim against Impax or its Subsidiaries.

Section 3.19 Labor Matters. No labor strike, work slowdown, work stoppage, lockout or other concerted labor action or dispute involving the employees of Impax or any of its Subsidiaries is pending, or to the Knowledge of Impax, threatened against or affecting Impax or any of its Subsidiaries and, since January 1, 2014, there has not been any such action. Neither Impax nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization or any work rules or practices agreed to with any labor organization applicable to employees of Impax or any of its Subsidiaries, and no collective bargaining or similar agreement is currently being negotiated by Impax or any of its Subsidiaries. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect, each of Impax and its Subsidiaries is, and has been since January 1, 2014, in compliance with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, health and safety and wages and hours. Neither Impax nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder (the “WARN Act”) or any similar state or local Law that remains unsatisfied.

Section 3.20 Insurance. Section 3.20(a) of the Impax Disclosure Letter sets forth each insurance policy (including policies providing casualty, liability, medical and workers compensation coverage) to which Impax or any Subsidiary is currently a party (the “Impax Policies”). All Impax Policies are in full force and effect, and all premiums that are due and payable with respect thereto covering all periods up to and including the Closing Date have been paid, except as have not had or would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect. Since January 1, 2014, no notice of cancellation or termination has been received with respect to any Impax Policies, except for such cancellations or terminations which have not had or would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect. Since January 1, 2014, each of Impax and its Subsidiaries has been continuously insured with recognized insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are required by Law and any Contract to which it is a party and as are customary for companies in the United States conducting the businesses conducted by Impax and its Subsidiaries, except where such failure has not had and would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect. Section 3.20(b) of the Impax Disclosure Letter sets forth the premium paid by Impax and its Subsidiaries for directors and officers liability insurance for its last full policy year.

Section 3.21 Prohibited Persons.

(a) Neither Impax nor any of its Subsidiaries nor, to the Knowledge of Impax, any of its brokers or agents acting or benefiting in any capacity in connection with the Transactions or Ancillary Transactions is a Prohibited Person.

(b) Neither Impax nor any of its Subsidiaries nor, to the Knowledge of Impax, any of its brokers or agents acting or benefiting in any capacity in connection with the Transactions or Ancillary Transactions (i) has conducted or will conduct any business or has engaged or will engage in any transaction or dealing with any Prohibited Person, including making or receiving any contribution of funds, goods or services to or for the benefit of a Prohibited Person; (ii) has dealt or will deal in, or has otherwise engaged or will engage in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order; or (iii) has engaged or will engage in or has conspired or will conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the requirements or prohibitions set forth in the Executive Order or the USA PATRIOT Act.

(c) Neither Impax nor any of its Subsidiaries nor, to the Knowledge of Impax, any of its brokers or agents has in the three (3) years prior to the date of this Agreement, in connection with the business of Impax or any of its Subsidiaries, taken any action in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the United Kingdom Bribery Act 2010, the Organization for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation, or any anti-bribery or anti-corruption related provisions in criminal and anti-competition Laws and/or anti-bribery, anti-corruption and/or anti-money laundering Laws of any jurisdiction in which such person operates (collectively, “Anti-Corruption Laws”).

(d) Neither Impax nor any of its Subsidiaries nor, to the Knowledge of Impax, any of its brokers or agents, is, or in the three (3) years prior to the date of this Agreement has been, subject to any actual, pending, or threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Authority, involving Impax or any of its Subsidiaries in any way relating to any applicable Anti-Corruption Laws, including the FCPA.

Section 3.22 Transactions with Related Parties. Except with respect to the Impax Plans, since January 1, 2014, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of similar transactions, agreements, arrangements or understandings to which Impax or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been so disclosed in the Impax SEC Documents.

Section 3.23 Brokers and Other Advisors. No broker, investment banker, financial advisor or other person, other than Morgan Stanley & Co. LLC (“Morgan Stanley”), the fees and expenses of which will be paid by Impax in accordance with Impax’s agreements with such firms (true and complete copies of which have heretofore been made available to Amneal), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of Impax or its Subsidiaries.

Section 3.24 Opinion of Financial Advisor. The Impax Board has received the opinion of Morgan Stanley to the effect that, as of the date of such opinion and based on and subject to the various assumptions, procedures, matters, qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth therein, the consideration to be received by the holders of Impax Common Stock (other than Cancelled Shares) pursuant to this Agreement is fair from a financial point of view to such holders of Impax Common Stock, and a complete copy of such written opinion will be made available to Amneal, solely for informational purposes, as soon as practicable after the date of this Agreement.

Section 3.25 State Takeover Statutes. Assuming the accuracy of the representations and warranties of Amneal contained in this Agreement and the Ancillary Agreements, no “business combination,” “fair price,” “moratorium,” “control share acquisition” or similar anti-takeover statute or regulation (other than Section 203 of the DGCL) is applicable to Impax, the shares of Impax Common Stock or the Transactions. The Impax Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL are not applicable to this Agreement, the Ancillary Agreements, the Transactions or the Ancillary Transactions.

Section 3.26 No Rights Agreement. There is no stockholder rights plan, “poison pill,” anti-takeover plan or other similar device in effect to which Impax is a party or by which it is otherwise bound.

Section 3.27 Requisite Stockholder Approval. The only vote of holders of any class or series of Impax Common Stock or other equity interest of Impax necessary to approve the Transactions is the adoption of this Agreement by the holders of a majority of the Impax Common Stock outstanding and entitled to vote thereon (the “Impax Stockholder Approval”). No other vote of the holders of Impax Common Stock or any other equity interests of Impax is necessary to consummate the Transactions.

Section 3.28 Holdco. Holdco has been formed solely for the purpose of engaging in the Transactions and the Ancillary Transactions contemplated hereby and, prior to the Closing, Holdco will not have engaged in any other business activities other than incidental to the Transactions and the Ancillary Transactions contemplated hereby and will have incurred no liabilities or obligations other than in relation to the Transactions and the Ancillary Transactions contemplated by this Agreement.

Section 3.29 Exclusivity of Representations; No Limitation of Other Representations. The representations and warranties made by Impax in this Article III are the exclusive representations and warranties made by Impax and its Subsidiaries. Impax hereby acknowledges that neither Impax nor any of its Subsidiaries, nor any of their respective equityholders or Representatives, nor any other person, has made or is making any other express or implied representation or warranty with respect to Impax and its Subsidiaries or any of their respective businesses, operations, assets or liabilities, including with respect to any information provided or made available to Amneal or any of its Representatives, including in certain “data rooms,” management presentations or other information provided or made available to Amneal or its Representatives in anticipation or contemplation of any of the Transactions contemplated hereby. Furthermore, in connection with the due diligence investigation of Impax, its Subsidiaries and their business and operations by and on behalf of Amneal and its Representatives, such persons have received and may continue to receive certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding Impax, its Subsidiaries and their business and operations. Amneal hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, that Amneal is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that no representation or warranty is being made with respect thereto. Nothing in any representation or warranty in this Agreement shall in any way limit or restrict the scope, applicability or meaning of any other representation or warranty made by Impax in this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF AMNEAL

Except as set forth in the disclosure letter delivered by Amneal to Impax prior to the execution of this Agreement (the “Amneal Disclosure Letter”), Amneal represents and warrants to Impax as follows:

Section 4.01 Organization, Standing and Corporate Power. Each of Amneal and the Amneal Material Subsidiaries is an entity duly organized, validly existing and in good standing (except to the extent the “good standing” concept is not applicable in any relevant jurisdiction) under the Laws of the jurisdiction in which it is formed and has all requisite corporate, limited liability company or other entity power and authority to carry on its business as now being conducted. Each other Subsidiary of Amneal is an entity duly organized, validly existing and in good standing (except to the extent the “good standing” concept is not applicable in any relevant jurisdiction) under the Laws of the jurisdiction in which it is formed and has all requisite limited liability company or other entity power and authority to carry on its business as now being conducted, except to the extent that any failure to be so organized, validly existing and in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect. Amneal and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed has not had or would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect. Amneal has, prior to the date hereof, made available to Impax a true and complete copy of the certificate of formation of Amneal, the Amneal LLC Operating Agreement and the charter and bylaws (or comparable organizational documents) of the Amneal Material Subsidiaries, in each case as amended to the date of this Agreement. There has been no breach by Amneal of the Amneal LLC Operating Agreement or the Amended and Restated Limited Liability Company Agreement for Amneal Pharmaceuticals LLC, dated as of July 1, 2011. Since May 1, 2015, no provision of the Amneal LLC Operating Agreement has been amended, modified or waived.

Section 4.02 Subsidiaries. Section 4.02 of the Amneal Disclosure Letter lists all the Subsidiaries of Amneal and, for each such Subsidiary, the state of formation and each jurisdiction in which such Subsidiary is qualified or licensed to do business. Except for Permitted Liens, all the outstanding shares of capital stock of, or other equity interests in, each such Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Amneal free and clear of any Liens other than Permitted Liens and Liens pursuant to existing financing arrangements. Except for the capital stock or other equity or voting interests of its Subsidiaries, Amneal does not own, directly or indirectly, any capital stock or other equity or voting interests in any person.

Section 4.03 Capital Structure.

(a) Section 4.03(a) of the Amneal Disclosure Letter sets forth, as of the date of this Agreement, each of the Existing Amneal Members and lists the Amneal LLC Interests owned by each such Existing Amneal Member. Except the Amneal LLC Interests owned by the Existing Amneal Members, as of the date of this Agreement, there are no issued or outstanding limited liability company interests or other equity interests in Amneal.

(b) There are no outstanding stock appreciation rights, rights to receive Amneal LLC Interests on a deferred basis or other rights that are linked to the value of Amneal LLC Interests granted under the Amneal Plans. All outstanding Amneal LLC Interests are, and all Amneal LLC Interests which may be issued pursuant to the Amneal Plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(c) Except as set forth above in Section 4.03(a), there are no bonds, debentures, notes or other indebtedness of Amneal having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the Existing Amneal Members may vote. Except as set forth above in Section 4.03(a), (i) there are not issued, reserved for issuance or outstanding (A) any securities of Amneal or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or voting securities of Amneal or any of its Subsidiaries or (B) any warrants, calls, options or other rights to acquire from Amneal or any of its Subsidiaries, or any obligation of Amneal or any of its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of Amneal or any of its Subsidiaries and (ii) there are not any outstanding obligations of Amneal or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Neither Amneal nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any such securities.

Section 4.04 Authority; Noncontravention.

(a) Amneal has all requisite limited liability company power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and to consummate the Transactions and the Ancillary Transactions. The execution, delivery and performance by Amneal of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by it of the Transactions and the Ancillary Transactions, have been duly and validly authorized by all necessary limited liability company action on the part of Amneal, and no other limited liability company proceedings on the part of Amneal are necessary to authorize the execution and delivery by Amneal of this Agreement, the Ancillary Agreements to which it is a party and the consummation by it of the Transactions and the Ancillary Transactions. This Agreement has been duly executed and delivered by Amneal and, assuming due authorization, execution and delivery hereof by Impax, is a legal, valid and binding obligation of Amneal, enforceable against Amneal in accordance with its terms (subject to applicable bankruptcy, solvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally from time to time in effect and by general principles of equity). The Amneal Board has unanimously adopted resolutions approving this Agreement, the Ancillary Agreements to which Amneal is a party and the Transactions and the Ancillary Transactions, and authorizing and approving the execution, delivery and performance of this Agreement and the Ancillary Agreements to which Amneal is a party in accordance with their terms and the consummation of the Transactions and the Ancillary Transactions.

(b) The execution, delivery and performance of this Agreement and the Ancillary Agreements to which Amneal is a party, and the consummation of the Transactions and the Ancillary Transactions, do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of Amneal or any of its Subsidiaries under, (i) the certificate of formation of Amneal, the Amneal LLC Operating Agreement or the charter and bylaws (or comparable organizational documents) of the Amneal Material Subsidiaries, (ii) any Contract to which Amneal or any of its Subsidiaries is a party or any of their respective properties or other assets is subject or (iii) subject to the governmental filings and other matters referred to in Section 4.06, any Law applicable to Amneal or any of its Subsidiaries or their respective properties or other assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses or Liens that have not had or would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect.

Section 4.05 Valid Issuance of Amneal Units.

(a) The Amneal Units, when issued, sold and delivered in accordance with the terms of this Agreement for the consideration set forth in this Agreement will be duly authorized and validly issued, fully paid and nonassessable and will be issued free and clear of any Liens (other than such Liens created by the Restated Amneal LLC Operating Agreement or applicable securities Laws) or any preemptive rights.

(b) Amneal has not offered any Amneal Units for sale to, or solicited any offers to buy from, or otherwise approached or negotiated in respect of any such offer to sell or buy with, any persons other than Holdco. Amneal has not taken any action that will, in and of itself, cause the issuance, sale and delivery of the Amneal Units to constitute a violation of the Securities Act or any applicable state securities Laws.

Section 4.06 Governmental Approvals. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Amneal or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements to which Amneal is a party by Amneal and the Existing Amneal Members or the consummation by Amneal and the Existing Amneal Members of the Transactions and the Ancillary Transactions, except (a) the premerger notification and report form under the HSR Act, (b) the governmental approvals, consents and authorizations that are applicable to Amneal and its Subsidiaries as set forth on Section 4.06(b) of the Amneal Disclosure Letter, pursuant to applicable Laws, for consummation of the Transactions and the Ancillary Transactions, (c) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (d) the filing of all material applications, consents, approvals, authorizations and notices, as required by any Healthcare Regulatory Authority, each of which is set forth on Section 4.06(d) of the Amneal Disclosure Letter and (e) such other consents, approvals, orders, authorizations, registrations, declarations and filings where the failure to make any such filing, give any such notice or obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect.

Section 4.07 Amneal Financial Statements; No Undisclosed Liabilities.

(a) The audited consolidated balance sheets of APHC, as at December 31, 2016, December 31, 2015 and December 31, 2014, and the related audited consolidated income and cash flow statements of Amneal for the fiscal years then ended, and the unaudited consolidated balance sheet and the related unaudited income and cash flow statements of APHC, each as at and for the six (6) month period ending June 30, 2017 (collectively, the “Amneal Financial Statements”), were prepared in accordance with GAAP consistently applied throughout the periods and the dates involved, except as otherwise noted therein. Prior to the date of this Agreement, true, complete and correct copies of the Amneal Financial Statements, and the accompanying independent auditors’ reports, as applicable, have been made available to Impax. As of the dates of such financial statements, the

Amneal Financial Statements fairly present in all material respects the financial position, the results of operations and cash flow of Amneal and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not material in amount).

(b) Neither Amneal nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required under GAAP to be reflected on a consolidated balance sheet of Amneal and its Subsidiaries (including the notes thereto), except for any such liabilities or obligations (i) accrued, disclosed, reflected or reserved against in the most recent Amneal Financial Statements (including any related notes), (ii) incurred in the ordinary course of business since the date of the latest balance sheet included in the most recent Amneal Financial Statements, (iii) incurred in connection with this Agreement, the Ancillary Agreements to which Amneal is a party, the Transactions and the Ancillary Transactions or (iv) that have not had or would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect.

Section 4.08 Information Supplied. The information supplied in writing by Amneal expressly for inclusion in the Registration Statement and the Proxy Statement/Prospectus will not (a) in the case of the Registration Statement, at the time the Registration Statement is declared effective under the Securities Act, and (b) in the case of the Proxy Statement/Prospectus, as of the date the Proxy Statement/Prospectus is first mailed to the stockholders of Impax and at the time of any meeting of Impax’s stockholders to be held in connection with the Transactions, including the Impax Stockholder Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing sentence, Amneal make no representation or warranty with respect to statements made in any of the foregoing documents based on information supplied by Impax for inclusion therein.

Section 4.09 Absence of Certain Changes or Events. Since January 1, 2017 until the date of this Agreement, except as expressly required by this Agreement or any Ancillary Agreement, (a) Amneal and its Subsidiaries have conducted their respective businesses in all material respects in accordance with the ordinary course of such businesses and (b) there has not been any change, effect, event, circumstance, occurrence or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect.

Section 4.10 Litigation. There is no Litigation Proceeding or internal investigation pending or, to the Knowledge of Amneal, threatened, and Amneal has no Knowledge of any external investigation pending or threatened with respect to Amneal or its Subsidiaries, nor is there any material judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding with respect to Amneal or any of its Subsidiaries, except in each case for any Litigation Proceedings, investigations, judgments, decrees, injunctions, rules, orders or claims that have not been and would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect.

Section 4.11 Contracts.

(a) Section 4.11(a) of the Amneal Disclosure Letter sets forth a true and complete list as of the date of this Agreement, and Amneal has, prior to the date of this Agreement, made available to Impax true and complete copies (including all material amendments, modifications, extensions, renewals or guaranties) of the following, other than any Amneal Plans (all such Contracts set forth on Section 4.11(a) of the Amneal Disclosure Letter, or which are required to be so disclosed, “Amneal Material Contracts”):

(i) all Contracts of Amneal or any of its Subsidiaries involving payments by or to Amneal or any of its Subsidiaries of more than $2,500,000 on an annual basis;

(ii) all Contracts with third party manufacturers and suppliers for the manufacture and supply of products providing for minimum order quantities, minimum purchase requirements or exclusive supply, manufacturing or purchase requirements with a total annual payment or financial commitment exceeding $2,500,000;

(iii) all Contracts having a remaining term of three (3) years or more as of the date hereof wherein Amneal or any of its Subsidiaries is obligated to manufacture or supply products to any third party with a total annual payment or financial commitment exceeding $2,500,000;

(iv) all Contracts to which Amneal or any of its Subsidiaries is a party, or by which Amneal, any of its Subsidiaries is bound, that contain any covenant materially limiting or prohibiting the right of Amneal or any of its Subsidiaries (A) to engage in any line of business or conduct business in any geographic area, (B) to distribute or offer any products or services or (C) to compete with any other person in any line of business or in any geographic area or levying a fine, charge or other payment for doing any of the foregoing, in each case other than (x) non-compete or non-solicitation Contracts with non-executive employees of Amneal or any of its Subsidiaries or (y) confidentiality agreements including non-solicitation, “no raid” or no-hire provisions;

(v) all Contracts of Amneal or any of its Subsidiaries with any Affiliate of Amneal (other than any of its Subsidiaries) (A) whereby Amneal or any of its Subsidiaries agrees to indemnify such Affiliate; or (B) in which the amount involved exceeds $500,000 on an annual basis, except for Contracts in respect of employment or consulting services entered into in the ordinary course of business;

(vi) all Contracts of Amneal or any of its Subsidiaries granting or obtaining any license to Intellectual Property involving payments of more than $1,000,000 in any calendar year;

(vii) all Contracts of Amneal or any of its Subsidiaries involving payments to a single vendor by or to Amneal or any of its Subsidiaries of more than $2,500,000 on an annual basis that require consent of or notice to a third party in the event of or with respect to the Transactions or the Ancillary Transactions, including in order to avoid a breach or termination of, or loss of benefit under, any such Contract;

(viii) all joint venture, partnership or other similar agreements involving co-investment with a third party to which Amneal or any of its Subsidiaries is a party;

(ix) all Contracts with any Governmental Authority or any Healthcare Regulatory Authority under which Amneal provides products or services involving aggregate consideration in excess of $2,500,000;

(x) settlement agreements with, or agreements entered into in connection with settlement agreements with, Governmental Authorities or any Healthcare Regulatory Authority that have existing or contingent material performance obligations;

(xi) all Contracts pursuant to which any Indebtedness of Amneal or any of its Subsidiaries is outstanding or may be incurred (except for Contracts relating to Indebtedness (A) the aggregate principal amount of which does not exceed $5,000,000 or (B) solely among Amneal and/or its Subsidiaries);

(xii) all Contracts of Amneal or any of its Subsidiaries which grant to any third party any exclusive rights, right of first refusal, right of first offer or similar right or ownership interest, in each case, with respect to any material Intellectual Property, drug master files, dossiers, regulatory filings or approvals with any Healthcare Regulatory Authority or other material assets, rights or properties of Amneal or any of its Subsidiaries;

(xiii) all Contracts relating to the voting or registration of any securities or providing Amneal or any of its Subsidiaries with any right of first refusal with respect to, or right to repurchase or redeem, any assets or securities;

(xiv) all Contracts of Amneal or any of its Subsidiaries that relate to an acquisition, divestiture, merger or similar transaction that contain material representations, covenants, indemnities or other obligations (including material payment, indemnification or other contingent obligations) or any “earn-out” obligations of Amneal or any of its Subsidiaries, that are in effect (other than any indemnification provisions which relate to representations and warranties in respect of organization, power and authority, due authorization, capitalization, non-contravention, Taxes, brokers fees or other similar representations and warranties which are contained in the applicable acquisition agreement);

(xv) all Contracts of Amneal or any of its Subsidiaries relating to the settlement of any Litigation Proceeding that provide for any continuing material obligations on the part of Amneal or any of its Subsidiaries;

(xvi) all Contracts obligating Amneal or any of its Subsidiaries to purchase or otherwise obtain any material product or service exclusively from any person or sell any material product or service exclusively to any person;

(xvii) all Contracts relating to a material research and development collaboration or any joint development, in each case, for any products currently marketed by Amneal or any of its Subsidiaries;

(xviii) all Contracts that are collective bargaining agreements and all Contracts with any trade union, works council or other employee representative or other labor organization;

(xix) all Contracts of Amneal or any of its Subsidiaries that prohibit, limit or restrict the payment of dividends or distributions in respect of the capital stock of Amneal or any of its Subsidiaries or otherwise, prohibit, limit or restrict the pledging of capital stock of Amneal or any of its Subsidiaries or prohibit, limit or restrict the issuance of guarantees by Amneal or any of its Subsidiaries; and

(xx) Contracts that obligate Amneal or any of its Subsidiaries to make any capital contribution or other investment (including pursuant to any joint venture) in a person in excess of $1,000,000 on an annual basis.

For purposes of this Section 4.11(a), amounts calculated on an “annual basis” or similar terms reflect annualized expenses or payments based on payments made during the period from (A)(1) January 1, 2016 through December 31, 2016 or (2) January 1, 2017 through June 30, 2017 and (B) accruals for the applicable calendar year.

(b) (i) none of Amneal or any of its Subsidiaries (A) is, or has received written notice that any other party to any Amneal Material Contract is, in violation or breach of or default (with or without notice or lapse of time or both) under or (B) has waived or failed to enforce any rights or benefits under any Amneal Material Contract to which it is a party or any of its properties or other assets is subject, (ii) there has occurred no event giving to others any right of termination, amendment or cancellation of (with or without notice or lapse of time or both) any such Amneal Material Contract and (iii) each such Amneal Material Contract is in full force and effect and is a legal, valid and binding agreement of, and enforceable against, Amneal or its Subsidiary, and, to the Knowledge of Amneal, each other party thereto, except for violations, breaches, defaults, waivers or failures to enforce rights or benefits, or failures to be in full force and effect or to be legal, valid, binding or enforceable, covered by clauses (i), (ii) or (iii) above that have not had and would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect. No party to any of the Contracts set forth on Section 4.11(a) of the Amneal Disclosure Letter has provided written notice exercising any termination rights with respect thereto.

Section 4.12 Compliance with Laws.

(a) Amneal and each of its Subsidiaries are and have been since January 1, 2014 in compliance with all Laws applicable to them, their properties or other assets or their business or operations, except for such violations or noncompliance that have not been and would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect. Amneal and its Subsidiaries have in effect all material permits, licenses, certificates of need, registrations, accreditations, Government Program provider agreements, variances, exemptions, authorizations, operating certificates, franchises, orders, approvals, and similar rights issued by or obtained from all Governmental Authorities (collectively, “Amneal Permits”) necessary to carry on their businesses as currently conducted, and there has occurred no violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Amneal Permit, except for such violation, defaults, terminations, amendments or cancellations that, individually or in the aggregate, have not had and would not reasonably be expected to have an Amneal Material Adverse Effect. There is no event which has occurred that would reasonably be expected to result in the termination, revocation, cancellation, non-renewal or adverse modification of any such Amneal Permit that is material to Amneal and its Subsidiaries, taken as a whole. Assuming all notices or consents listed on Section 4.06(b) of the Amneal Disclosure Letter are made or obtained, the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the Transactions and the Ancillary Transactions do not and will not conflict with or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any properties or other assets of Amneal or any of its Subsidiaries under, any such Amneal Permit, except for any such conflicts, violations, breaches or defaults which has not had and would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect. This Section 4.12 does not apply to Tax matters which are the subject of Section 4.15.

(b) Since January 1, 2012, (i) neither Amneal nor any of its Subsidiaries has received any written notice from any Governmental Authority that alleges or relates to (A) any violation or noncompliance (or reflects that Amneal or any of its Subsidiaries is under investigation or the subject of an inquiry by any such Governmental Authority for such alleged noncompliance) with any applicable Law or (B) any fine, assessment or cease and desist order, or the suspension, revocation or limitation or restriction of any Amneal Permit and (ii) neither Amneal nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Authority with respect to its alleged noncompliance with, or violation of, any applicable Law, except in each case in clauses (i) and (ii) above to the extent any such violation, noncompliance, fine, assessment, order, suspension, revocation, limitation or restriction has not had and would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect.

(c) Since January 1, 2012, Amneal and each of its Subsidiaries have timely filed all regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Authority, including state health and regulatory authorities and any applicable federal regulatory authorities, and have timely paid all fees and assessments due and payable in connection therewith, except where the failure to make such filings or payments has not had and would not reasonably be expected to have individually or in the aggregate, an Amneal Material Adverse Effect.

Section 4.13 FDA Regulatory Matters.

(a) Amneal and each of its Subsidiaries is and has been since January 1, 2014, in compliance in all material respects with (i) all Healthcare Laws and (ii) all Healthcare Regulatory Authorizations, including all requirements of the FDA, DEA, and all other Healthcare Regulatory Authorities, that are applicable to Amneal or its Subsidiaries, as applicable. As of the date hereof, neither Amneal nor any of its Subsidiaries, nor their respective officers, directors or employees, or agents authorized to appear before any Healthcare Regulatory Authority for or on behalf of Amneal or any of its Subsidiaries, is subject to, or has received written, or, to Amneal’s Knowledge, oral notice or other communication of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action alleging that any operation or activity of Amneal or its Subsidiaries is in violation of any Healthcare Laws or otherwise related to the business of Amneal or its Subsidiaries by or before any Healthcare Regulatory Authority, including any action (i) to suspend, revoke or withdraw a material Healthcare Regulatory Authorization or (ii) contesting the approval of, the uses of, or the labeling or promotion of, or otherwise alleging, in each case, any material violation of Law with respect to, any product or product candidate manufactured, distributed or marketed by or on behalf of Amneal or its Subsidiaries.

(b) Amneal and each of its Subsidiaries, as applicable, has held, or has held contractual rights to, all material Healthcare Regulatory Authorizations required for the marketing and approval of all products marketed by or on behalf of Amneal or any of its Subsidiaries, and all such Healthcare Regulatory Authorizations are in full force and effect. As of the date hereof, neither Amneal nor any of its Subsidiaries, nor their respective officers, directors or employees, or agents authorized to appear before any Healthcare Regulatory Authority for or on behalf of Amneal or any of its Subsidiaries, as applicable, has received written or, to Amneal’s Knowledge, oral notice or other communication of any material inaccuracy or material insufficiency of, or of any termination, suspension, rejection or denial of, any filing or application for any material Healthcare Regulatory Authorization that was not corrected or otherwise addressed in a subsequent filing. To Amneal’s Knowledge, no event has occurred which allows, or after notice or lapse of time would allow, or would reasonably be expect to lead to, the revocation, withdrawal, termination, suspension, rejection or denial of any material Healthcare Regulatory Authorization (or any filing or application therefor) or result in any other impairment of the rights of the holder of any material Healthcare Regulatory Authorization (or any filing or application therefor).

(c) All material reports, documents, registrations, authorizations, claims and notices required to be filed, maintained, or furnished to any Healthcare Regulatory Authority, including all registrations and reports required to be filed with clinicaltrials.gov; clinical investigator financial disclosure obligations; registration and listing requirements set forth in 21 U.S.C. Section 360 and 21 C.F.R. Part 207; reporting requirements under the Physician Payments Sunshine Act (42 U.S.C. 1320a-7h, et seq.), and all similar state transparency requirements; drug price reporting; and adverse event reports, by Amneal or any of its Subsidiaries have been so filed, maintained or furnished and were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(d) The development, manufacture, labeling and storage, as applicable, of any drugs or products by Amneal and each of its Subsidiaries has been since January 1, 2014, and is being conducted, in compliance in all material respects with all applicable Laws of the FDA, U.S. Customs, DEA and other Healthcare Regulatory Authorities, including the FDA’s current Good Laboratory Practices, Good Manufacturing Practices and Good Clinical Practices.

(e) Since January 1, 2014, neither Amneal nor any of its Subsidiaries has (i) voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, or (ii) received any notices, information request letters, correspondence, orders or other communication from any Healthcare Regulatory Authority issuing, requiring or causing any recalls, seizures, detentions, field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety alerts or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of, or enjoining manufacture or distribution of, any product or product candidate manufactured, distributed or marketed by or on behalf of Amneal or any of its Subsidiaries and to Amneal’s Knowledge no Healthcare Regulatory Authority and neither Amneal nor any of its Subsidiaries is considering such action. Since January 1, 2014 until the date hereof, neither Amneal nor any of its Subsidiaries has received any written or, to Amneal’s Knowledge, oral notices, information request letters, correspondence, orders or other communications from any Healthcare Regulatory Authority regarding new safety information, postmarketing clinical trials or studies or risk evaluation and mitigation strategies asserting that labeling changes, postmarketing trials, studies, or other action will be required in order to ensure the safety of any products or product candidates.

(f) All studies, tests and clinical and pre-clinical trials conducted by or, the Knowledge of Amneal, on behalf of Amneal or any of its Subsidiaries, or in which Amneal or any of its Subsidiaries or their products or product candidates have participated were and, if still pending, have been and are being conducted in material compliance with all applicable Laws, including the applicable requirements of Good Laboratory Practices and Good Clinical Practices. Neither Amneal nor any of its Subsidiaries has received any written or, to Amneal’s Knowledge, oral notices, correspondence or other communication from any Healthcare Regulatory Authority requiring the termination or suspension of any ongoing or planned clinical trials conducted by, or, to Amneal’s Knowledge, on behalf of, Amneal or any of its Subsidiaries or the business currently conducted by any of them, or in which Amneal or any of its Subsidiaries or their products or product candidates have participated.

(g) Since January 1, 2014, neither Amneal nor any of its Subsidiaries has received any FDA Form 483, notice of adverse finding, warning letters, letters of admonition, untitled letters or other written or, to Amneal’s Knowledge, oral correspondence from any Healthcare Regulatory Authority alleging or asserting material noncompliance with any Laws applicable to, or a lack of safety regarding, Amneal’s or any of its Subsidiaries’ manufacturing practices any product or product candidate manufactured, distributed or marketed by or on behalf of Amneal or any of its Subsidiaries. Neither Amneal nor any of its Subsidiaries is subject to any material order of, obligation or commitment to, or settlement with, any Healthcare Regulatory Authority. To Amneal’s Knowledge, no event has occurred which would reasonably be expect to lead to any material claim, suit, proceeding, hearing, enforcement, audit, investigation, inspection by any Healthcare Regulatory Authority or any FDA warning letter, untitled letter, or request or requirement to make changes to the products or procedures of Amneal or its Subsidiaries that, if not complied with, would reasonably be expected to have an Amneal Material Adverse Effect.

(h) Neither Amneal nor any of its Subsidiaries, nor any of their respective officers, directors, employees, nor, to Amneal’s Knowledge, any of their respective contractors, suppliers, agents, or other company or individual performing research or product-related work on behalf of Amneal or any of its Subsidiaries, nor any other person described in 42 C.F.R. § 1001.1001(a)(1)(ii) is a party to, or bound by, any order, individual integrity agreement, monitoring agreement, deferred prosecution agreement, consent decree, settlement order, corporate integrity agreement or other similar form agreement with any Governmental Authority resulting from a failure, or alleged failure, to comply with any applicable Laws of the FDA, U.S. Customs, DEA, Centers for Medicare and Medicaid Services and other Healthcare Regulatory Authorities.

(i) Neither Amneal nor any of its Subsidiaries or their products or product candidates are the subject of any pending or, to Amneal’s Knowledge, threatened investigation by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or otherwise. Neither Amneal nor any of its Subsidiaries, nor to Amneal’s Knowledge, any of their respective officers, directors, employees, nor, to Amneal’s Knowledge, any of their respective contractors, suppliers, agents, or other company or individual performing research or product-related work on behalf of Amneal or any of its Subsidiaries, nor any other person described in 42 C.F.R. § 1001.1001(a)(1)(ii), (i) has committed any act, made any untrue statement of material fact or failed to make any statement that, at the time such act, statement or disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy (ii) has been charged with any conduct for which debarment is mandated by 21 U.S.C. § 335a or any criminal offense relating to the delivery of an item or service under any federal health care program (iii) has been charged with or been convicted of any crime for which exclusion is mandated or permitted from the federal health care programs under Section 1128 of the Social Security Act of 1935, or any similar Law; (iv) is or has been debarred, excluded or suspended from participation in any federal health care program; (v) has had a civil monetary penalty assessed against it under Section 1128A of the Social Security Act; (vi) is or has been listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; or (vii) has been debarred by any federal or international agency.

Section 4.14 Amneal Benefit Plans.

(a) Section 4.14(a) of the Amneal Disclosure Letter sets forth a true and complete list of all material “employee benefit plans” (as defined in Section 3(3) of ERISA), and all other material employee benefit plans, programs, agreements, policies, arrangements or payroll practices, including with respect to bonus, employment, consulting or other compensation, collective bargaining, company stock, incentive and other equity or equity-based compensation, deferred compensation, retirement, pension, change in control, termination or severance, stock purchase, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance and scholarship, in each case, (i) that are sponsored or maintained by Amneal or any of its Subsidiaries, (ii) to which Amneal or any of its Subsidiaries contributes or is obligated to contribute to, or in respect of which any potential liability is borne by Amneal or any of its Subsidiaries, (iii) under which current or former employees of Amneal or any of its Subsidiaries (the “Amneal Employees”) or directors or former directors thereof are eligible to participate or receive benefits or (iv) to which Amneal or any of its Subsidiaries is a party (collectively, the “Amneal Plans”).

(b) True and complete copies of the following documents, with respect to each of the Amneal Plans have, prior to the date of this Agreement, been delivered to Impax by Amneal, to the extent applicable: (i) the plan document (or a written summary if the Amneal Plan is not reduced to writing), any material amendments thereto and related trust documents, insurance contracts or other funding arrangements, in each case, as currently in effect; (ii) the most recent Form 5500 and all schedules attached thereto filed with respect to such Amneal Plan, and the most recent actuarial report and financial statements, if any, prepared with respect to such Amneal Plan; and (iii) all material communications received from any Governmental Authority relating to Amneal Plans in the last three (3) years.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect, the Amneal Plans have been maintained in accordance with their terms and with all provisions of ERISA, the Code and other applicable Law, and neither Amneal (or any of its Subsidiaries) nor, to the Knowledge of Amneal, any “party in interest” or “disqualified person” with respect to the Amneal Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA. Neither Amneal nor any of its Subsidiaries has any material liability for breach of fiduciary duty or any other failure to act or comply with applicable Law in connection with the administration or investment of the assets of any Amneal Plan.

(d) Each of the Amneal Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter as to its qualified status under the Code, has been determined by the IRS to be qualified under Section 401(a) of the Code. To the Knowledge of Amneal, nothing has occurred since the date of any such letter that would reasonably be expected to adversely affect the qualified status of any such Amneal Plan or the Tax exemption of any trust related thereto.

(e) None of Amneal, its Subsidiaries or, except as would not reasonably be expected to result in material liability to Amneal, any trade or business (whether or not incorporated) that is treated as a single employer with any of them under Sections 414(b), (c), (m) or (o) of the Code (a “Amneal ERISA Affiliate”) (or that was so treated at any time during the six (6) years immediately prior to the date of this Agreement) has ever had (or, in the case of any former Amneal ERISA Affiliate during the last six (6) years, had at the time it was an Amneal ERISA Affiliate) any current or contingent liability with respect to (i) a plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code or (ii) any Multiemployer Plan.

(f) All contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Amneal Plans (including workers compensation) or by Law (without regard to any waivers granted under Section 412 of the Code), to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including any valid extension), except where the failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect.

(g) There are no pending actions, claims or lawsuits that have been asserted or instituted against the Amneal Plans, the assets of any of the trusts under the Amneal Plans or the sponsor or administrator of any of the Amneal Plans, or, to the Knowledge of Amneal, against any fiduciary of the Amneal Plans with respect to the operation of any of the Amneal Plans (other than routine benefit claims), nor does Amneal have any Knowledge of any threatened action, claim or lawsuit, other than such actions, claims or lawsuits that have not had or would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect.

(h) None of the Amneal Plans provides for post-employment life or health insurance, benefits or coverage for any participant or any beneficiary of a participant, except as may be required under applicable Law, including COBRA, and which are provided at the sole expense of the participant or the participant’s beneficiary.

(i) Except as otherwise specifically contemplated by the terms of this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either by themselves or when combined with any other event), will (i) result in any payment becoming due to any Amneal Employee, (ii) increase any benefits otherwise payable under any Amneal Plan, (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Amneal Plan, (iv) result in any obligation to fund any trust or other arrangement with respect to compensation or benefits under an Amneal Plan, (v) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee or other individual service provider of Amneal or any of its Subsidiaries or (vi) result in any breach or violation of or default under or limit Holdco’s, Amneal’s or Impax’s right to amend, modify or terminate any Amneal Plan.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect, each Amneal Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code is in documentary compliance with, and Amneal and its Subsidiaries have, since January 1, 2014, complied in practice and operation with, all applicable requirements of Section 409A of the Code. Neither Amneal nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any Amneal Employee for any Tax incurred by such Amneal Employee, including under Section 409A or 4999 of the Code, or any interest or penalty related thereto.

(k) Except as would not, individually or in the aggregate, reasonably be expected to result in any material liability to Amneal, (i) each Amneal Plan which is maintained primarily for the benefit of employees working outside of the United States (each, a “Non-U.S. Amneal Plan”) has been established, administered, operated, funded, invested and maintained in compliance with the applicable Laws relating to such plans in the jurisdictions in which such Amneal Plan is present or operates and, to the extent relevant, the United States, (ii) all required contributions and premiums to be made under each Non-U.S. Amneal Plan have been made with respect thereto (whether pursuant to the terms of such Non-U.S. Amneal Plan or by applicable Law) and (iii) as of the date of this Agreement, there is no pending or, to the knowledge of Amneal, threatened litigation relating to any Non-U.S. Amneal Plan.

Section 4.15 Taxes.

(a) Amneal and each of its Subsidiaries have timely filed with the appropriate taxing authorities, or has caused to be timely filed on their behalf (taking into account any valid extension of time within which to file), all income, franchise and other Tax Returns required to be filed by them, and all such filed Tax Returns are true, correct and complete in all material respects. All Taxes (regardless of having been shown as due on any Tax Return) have been timely paid in full, or an adequate reserve has been established therefor in the financial statements of Amneal and its Subsidiaries (in accordance with GAAP) for all periods covered by such financial statements.

(b) Neither Amneal nor any of its Subsidiaries is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement, or any other Contract, obligation, understanding or agreement to pay the Taxes of another person or to pay the Taxes with respect to transactions relating to any other person (other than Amneal and its Subsidiaries) other than commercial agreements entered into in the ordinary course of business no principal purpose of which is related to Taxes.

(c) None of the Subsidiaries of Amneal has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify under Section 355 of the Code for any years open under the relevant statute of limitations.

(d) None of the Subsidiaries of Amneal (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was a wholly owned Subsidiary of Amneal) or (ii) has any liability for the Taxes of any person (other than Amneal or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise.

(e) To the Knowledge of Amneal, no audits, investigations or other administrative or court proceedings, that could have, individually or in the aggregate, an Amneal Material Adverse Effect, are pending with any taxing authority or court with respect to any material Taxes of Amneal or any of its Subsidiaries, and no written notice thereof has been received by Amneal or any of its Subsidiaries. Neither Amneal nor any of its Subsidiaries has any outstanding agreements, waivers or arrangements extending the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, any federal, state, local or foreign income, franchise or other material Taxes.

(f) No written claim that could give rise to material Taxes has been made within the previous three (3) years by a taxing authority in a jurisdiction where Amneal or any of its Subsidiaries does not file Tax Returns that Amneal or any of its Subsidiaries is or may be subject to taxation in that jurisdiction.

(g) No Liens for Taxes exist with respect to any properties or other assets of Amneal or any of its Subsidiaries, except for statutory Liens for current Taxes not yet delinquent.

(h) All material Taxes required to be withheld by Amneal or any of its Subsidiaries (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provision under any foreign Laws) have been withheld, have been or will be duly and timely paid to the proper taxing authority, and have been or will be reported pursuant to applicable Tax information reporting Laws.

(i) Neither Amneal nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date; or (v) cancellation of indebtedness income deferred pursuant to Section 108(i) of the Code.

(j) There is no power of attorney given by or binding upon Amneal or any of its Subsidiaries with respect to Taxes for any period for which the applicable statute of limitations (including any waivers and extensions) has not expired as of the date of this Agreement.

(k) Neither Amneal nor any of its Subsidiaries has been a party to any “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2).

(l) Neither Amneal nor any of its Subsidiaries is aware of any fact, or has taken or agreed to take any action that would reasonably be expected to prevent or impede (i) the Impax Merger and the LLC Conversion, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the Contribution from qualifying as an exchange to which Section 721(a) of the Code applies.

Section 4.16 Intellectual Property.

(a) Amneal, or one of its Subsidiaries, owns or possesses all licenses or other legal rights to use, sell or license all material Intellectual Property held for use or used in the business of Amneal or its Subsidiaries as presently conducted (“Amneal Intellectual Property”) except for any failures to own or possess as have not had and would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse

Effect and except with respect to any Intellectual Property which is the subject of a Paragraph IV Proceeding; provided, that the representation and warranty in this Section 4.16(a) shall not be construed to be a representation or warranty with respect to non-infringement.

(b) Section 4.16(b) of the Amneal Disclosure Letter identifies as of the date hereof: (i) each item of Amneal Intellectual Property that is registered, filed, or issued under the authority of any Governmental Authority and in which Amneal or any of its Subsidiaries has or purports to have an exclusive license or an ownership interest of any nature (whether exclusively, jointly with another person or otherwise) (“Registered Amneal Intellectual Property”); (ii) the jurisdiction in which such item of Registered Amneal Intellectual Property has been registered or filed and the applicable registration or application serial number; and (iii) any other person that, to the Knowledge of Amneal, has an ownership interest in such item of Registered Amneal Intellectual Property and the nature of such ownership interest.

(c) As of the date of this Agreement, the title in each item of Registered Amneal Intellectual Property in which Amneal or any of its Subsidiaries has an ownership interest is properly recorded in the name of Amneal and/or its Subsidiaries. Each named inventor on each item of Registered Amneal Intellectual Property constituting a patent or a patent application has duly executed a valid assignment of all applicable right, title and interest in and to such patent or patent application to Amneal or one of its Subsidiaries (in each case where such assignment is required by applicable law to perfect Amneal or its Subsidiaries rights in such patent or patent application). All such assignments have been duly recorded with the United States Patent and Trademark Office and all relevant foreign patent offices.

(d) Within the past three (3) years of the date hereof, neither Amneal nor any of its Subsidiaries has received any written notice of any claim against any of them challenging the ownership, validity or enforceability of any of the Registered Amneal Intellectual Property, other than any notice from the applicable examiner of any pending application therefor, received in the ordinary course of prosecution.

(e) With respect to each item of Registered Amneal Intellectual Property owned by Amneal or any of its Subsidiaries: (i) to Amneal’s Knowledge, all such Registered Amneal Intellectual Property is valid and enforceable; (ii) all such Registered Amneal Intellectual Property is subsisting (or, in the case of applications, applied for), which shall include being currently in compliance with applicable Laws as to the payment of all necessary registration, maintenance, annuities, renewal, filing, examination, and other related fees and proofs of working or use, and, in the case of trademarks, the post-registration filing of affidavits of use and incontestability and renewal applications; and (iii) all necessary documents, recordations and certificates in connection with such Registered Amneal Intellectual Property previously or currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in all jurisdictions where such fees are previously or currently due, for the purposes of prosecuting and maintaining and perfecting such Registered Amneal Intellectual Property except, in each case, to the extent that failure to do so can be cured or otherwise would not result in permanent abandonment (i.e., without the possibility of revival or reinstatement).

(f) Certain Intellectual Property Proceedings.

(i) To the Knowledge of Amneal, no claims or threat of claims within the three (3) years prior to the date of this Agreement, have been asserted in writing by any third party against Amneal or any of its Subsidiaries (A) related to the use in the conduct of the businesses of Amneal and its Subsidiaries of the Amneal Intellectual Property or (B) alleging that the conduct of the business of Amneal and its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property rights of any third party but excluding any infringement of any Intellectual Property alleged pursuant to a Paragraph IV Proceeding or otherwise in connection with filing a Paragraph IV Certification Notice.

(ii) To the Knowledge of Amneal, the conduct of the businesses of Amneal and its Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any third party but excluding any (A) infringement of any Intellectual Property under 35 U.S.C. § 271(e)(2) caused by or in connection with the filing of any abbreviated new drug application for a product filed with the FDA pursuant to §505(j) of the FFDCA or by the filing of any new drug application for a product filed with the FDA pursuant to §505(b)(2) of the FFDCA and (B) any infringement of any Intellectual Property alleged pursuant to a Paragraph IV Proceeding or otherwise in connection with filing a Paragraph IV Certification Notice. The representations set forth in this Section 4.16(f)(ii) are the only representations given by Amneal and its Subsidiaries with respect to non-infringement of Intellectual Property.

(iii) Section 4.16(f)(iii) of the Amneal Disclosure Letter identifies as of the date hereof all (A) pending Paragraph IV Proceedings to which Amneal or any of its Subsidiaries is a party, (B) Paragraph IV Certification Notices dated within the three (3) year period ending on the date hereof made by or on behalf of the Amneal or any of its Subsidiaries and (C) pending petitions for Inter Partes Review under 35 U.S.C. § 311, et, seq., in which Amneal or any of its Subsidiaries is identified as a real party in interest.

(iv) To the Knowledge of Amneal, no third party is infringing, misappropriating or otherwise violating any Amneal Intellectual Property.

(v) No unresolved claims or threat of claims within the three (3) years prior to the date of this Agreement, have been asserted in writing by Amneal or any of its Subsidiaries against any third party with respect to the infringement or the alleged infringement of any Amneal Intellectual Property.

(g) Neither Amneal nor any of its Subsidiaries is bound by, and none of the material Intellectual Property purported to be owned or to its Knowledge which is exclusively licensed by Amneal or any of its Subsidiaries, is subject to, any Contract containing any covenant or other provision that materially limits or restricts the ability of Amneal or any of its Subsidiaries to use, exploit, assert, enforce, transfer or license any rights in any such Intellectual Property anywhere in the world (excluding in the case of any Intellectual Property exclusively licensed to Amneal or any of its Subsidiaries, such license).

(h) Upon the termination of any Contract wherein Amneal and/or any of its Subsidiaries has agreed to manufacture or supply a product or active pharmaceutical ingredient for a third party, Amneal and/or its Subsidiaries shall retain and continue to have the right to use all Intellectual Property, data, bioavailability studies, drug master files, dossiers and regulatory approvals granted by any Healthcare Regulatory Authority which are required or necessary to manufacture said product or active pharmaceutical ingredient either for itself or another person without restriction or obligation to the third party of such terminated Contract.

(i) The consummation of the Transactions will not result in the loss or impairment of Amneal’s or its Subsidiaries’ rights to own or use any of the Amneal Intellectual Property or obligate them to pay any royalties or other amounts to any third party in excess of the amounts payable by them prior to the Closing, nor will such consummation require the consent of any third party in respect of any Amneal Intellectual Property, except as have not had and would not reasonably be expected to have, individually or in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, Amneal and its Subsidiaries, taken as a whole.

(j) Neither Amneal nor any of its Subsidiaries has entered into any Contract which, upon the consummation of the Transactions will, to the Knowledge of Amneal, result in the loss or impairment of Holdco’s or any of its Subsidiaries’ ability (A) to engage in any line of business or conduct business in any geographic area, (B) to distribute or offer any products or services or (C) to compete with any other person in any line of business or in any geographic area or levying a fine, charge or other payment for doing any of the foregoing, in each case of (A)-(C), with respect to any products or services currently marketed by Impax or any of its Subsidiaries as of the date of this Agreement.

(k) Amneal and its Subsidiaries have taken reasonable measures to protect the confidentiality of their Trade Secrets.

(l) During the three (3) years prior to the date of this Agreement, (i) to the Knowledge of Amneal, there have been no material security breaches in Amneal’s or its Subsidiaries’ information technology systems wherein any third party has gained unauthorized access to any of Amneal’s or of any of its Subsidiaries’ confidential and/or proprietary information and (ii) there have been no disruptions in any of Amneal’s or its Subsidiaries’ information technology systems that materially adversely affected Amneal’s or its Subsidiaries’ business or operations. Amneal and its Subsidiaries have evaluated their security, disaster recovery and backup needs and have implemented plans and systems designed to reasonably address their assessment of risk.

(m) Amneal and each of its Subsidiaries is and has been during the past three (3) years in compliance with its applicable privacy policies and obligations to third parties relating to any processing of personal information except for any failure in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect. To Amneal’s Knowledge, there has not been any audit, investigation or other Litigation Proceeding initiated by any Governmental Authority, regarding the processing of personal information by Amneal or any of its Subsidiaries.

Section 4.17 Real Property.

(a) Section 4.17(a)(i) of the Amneal Disclosure Letter contains a complete and accurate list by property, city, state and country of all interests in real property currently owned in fee by Amneal and any of its Subsidiaries (the “Amneal Owned Real Property”). Section 4.17(a)(ii) of the Amneal Disclosure Letter contains (i) a complete and accurate list, by property, city, state and country, of all real property currently leased (as lessee), licensed (as licensee) or subleased (as sublessee) by Amneal or any of its Subsidiaries (the “Amneal Leased Real Property”; and, together with the Amneal Owned Real Property, collectively, the “Amneal Real Property”) and (ii) a description of each Amneal Lease and all amendments, modifications and supplements thereto.

(b) The Amneal Owned Real Property, together with the Amneal Leased Real Property, is sufficient in all material respects for the operation of the business currently conducted by Amneal and its Subsidiaries in the ordinary course of business, and Amneal and each of its Subsidiaries, as applicable, enjoys peaceful and undisturbed possession of the Amneal Owned Real Property and the Amneal Leased Real Property sufficient for current business and operational use requirements.

(c) Amneal and/or its Subsidiaries, as applicable, has good and valid fee simple title to all Amneal Owned Real Property, free and clear of any Liens other than Permitted Liens. Amneal has made available to Amneal accurate and complete copies of all title insurance policies, title reports and surveys for the Amneal Real Property in possession or control of Amneal or any of its Subsidiaries. To the Knowledge of Amneal, all buildings, plants, structures and other improvements that form a part of the Amneal Real Property lie wholly within the boundaries of the land owned or leased by Amneal or its Subsidiaries, as applicable, and do not materially encroach upon the property of, or otherwise materially conflict with the property rights of, any other person.

(d) None of the Amneal Owned Real Property is subject to any lease, license, or sublease or any material use or occupancy agreement entered into outside of the ordinary course of business pursuant to which Amneal or any of its Subsidiaries has granted any third party or third parties the right to use or occupancy of such Amneal Owned Real Property (other than Permitted Liens or to Amneal or any of its Subsidiaries).

(e) To Amneal’s Knowledge, (i) all improvements on the Amneal Real Property are structurally sound and in working order sufficient for their normal operation in the manner currently being operated, normal wear and tear excepted and (ii) the utilities servicing the Amneal Real Property are adequate for the operation of each facility as it is currently being operated.

(f) The Amneal Owned Real Property, and the current use and occupancy thereof, is in material compliance with (i) all applicable building, zoning, subdivision, health and safety and other Laws pertaining to the ownership, construction, use or occupancy of real property, including the Americans with Disabilities Act of 1990, as amended, (ii) all easements, covenants, conditions, restrictions or similar provision in any instrument of record or other unrecorded agreement affecting such property and (iii) any requirements of any Governmental Authority in connection with (A) such Governmental Authority’s consents and/or (B) any entitlements or benefits extended by such Governmental Authority, in both cases, in relation to the use and development of the real property and operation of the facilities thereon. To Amneal’s Knowledge, each lease that requires registration with any Governmental Authority has been duly registered.

(g) To Amneal’s Knowledge, no eminent domain, condemnation or other similar proceeding is pending or threatened affecting any of the Amneal Owned Real Property, Amneal Leased Real Property or any part thereof.

(h) There are no outstanding options, rights of first offer or rights of first refusal to purchase any Amneal Owned Real Property or any portion thereof or interest therein.

(i) Each contract, agreement or arrangement (including any option to purchase contained therein) pursuant to which Amneal or any of its Subsidiaries leases, licenses or subleases any Amneal Leased Real Property (each, an “Amneal Lease” and, collectively, the “Amneal Leases”) is a written agreement in full force and effect, and is valid, binding and enforceable, subject to proper authorization and execution of each Amneal Lease by the other parties thereto and except to the extent that enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting creditors’ right generally and by general equity principles. Amneal has made available to Amneal (in each case, together with all material amendments, assignments, modifications, supplements, waiver or other changes thereto) true and complete copies of all Amneal Leases and, in the case of any oral Amneal Lease, a written summary of the material terms of such Amneal Lease, to which Amneal or any of its Subsidiaries is a party. None of Amneal or any of its Subsidiaries subleases (as sublessor), licenses (as licensor) or grants the use or occupancy of, to any other person (other than business invitees in the ordinary course of business), any portion of the Amneal Leased Real Property. Except for Permitted Liens, none of Amneal or any of its Subsidiaries has collaterally assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any Amneal Lease.

(j) There exists no default or event of default on the part of Amneal or any of its Subsidiaries under any Amneal Leases or, to Amneal’s Knowledge, any other party thereto, in each case that has not been cured and to Amneal’s Knowledge, no condition exists that with notice or lapse of time would constitute a default by Amneal or any of its Subsidiaries or, any other party thereunder, in each case that has not been cured or that has not had or would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect. None of Amneal or any of its Subsidiaries has received written notice of any default or event of default under any Amneal Lease, other than any default or event of default that has been cured or that has not had or would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect.

(k) The current use and operation of the Amneal Leased Real Property in the ordinary course of business of Amneal and its Subsidiaries does not violate any Law in any material respect.

(l) None of Amneal or any of its Subsidiaries is a party to any contract, agreement or arrangement relating to the future acquisition or development of any Amneal Real Property by any third party or the acquisition of any other real property by Amneal or any of its Subsidiaries.

Section 4.18 Environmental Matters. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect (a) no written notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no action, claim, suit, proceeding or review or investigation is pending or, to the Knowledge of Amneal, threatened by any person against, Amneal, any of its Subsidiaries or, to the Knowledge of Amneal, any person whose liability Amneal or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of Law with respect to any matters relating to or arising out of any Environmental Law, (b) Amneal and its Subsidiaries have at all times been and are presently in compliance with all Environmental Laws, including possessing all permits, authorizations, licenses, exemptions and other governmental authorizations required under applicable

Environmental Laws for its operations as conducted at such time, (c) Amneal and its Subsidiaries do not have any Environmental Liabilities and, to the Knowledge of Amneal, there are no facts, circumstances or conditions relating to, arising from, associated with or attributable to either (i) any real property currently or formerly owned, operated or leased by Amneal or its Subsidiaries or operations thereon, (ii) Amneal or its Subsidiaries current or former conduct of its business or operations, including any Releases of Hazardous Materials or arrangement for disposal or Release at any location, or (iii) any person whose liability Amneal or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of Law that would, in any such case, reasonably be expected to result in Environmental Liabilities and (d) with respect to any real property currently owned or leased by Amneal or its Subsidiaries, or, to the Knowledge of Amneal, formerly owned or leased by Amneal or its Subsidiaries, there have been no Releases by Amneal or any of its Subsidiaries, or to the Knowledge of Amneal, by any other person, of Hazardous Materials that have resulted or are reasonably likely to result in a claim against Amneal or its Subsidiaries.

Section 4.19 Labor Matters. No labor strike, work slowdown, work stoppage, lockout or other concerted labor action or dispute involving the employees of Amneal or any of its Subsidiaries is pending, or to the Knowledge of Amneal, threatened against or affecting Amneal or any of its Subsidiaries and, since January 1, 2014, there has not been any such action. Neither Amneal nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization or any work rules or practices agreed to with any labor organization applicable to employees of Amneal or any of its Subsidiaries (each such agreement, an “Amneal Labor Agreement”), and no collective bargaining or similar agreement is currently being negotiated by Amneal or any of its Subsidiaries. The execution and delivery of this Agreement and the consummation of the Transactions, either alone or in combination with another event, will not entitle any third party (including any labor organization or Governmental Authority) to any payments under any of the Amneal Labor Agreements, and each of Amneal and its Subsidiaries are in compliance in all material respect with their obligations pursuant to all notification and bargaining obligations arising under any Amneal Labor Agreements. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect, each of Amneal and its Subsidiaries is, and has been since January 1, 2014, in compliance with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, health and safety and wages and hours. Neither Amneal, nor any of its Subsidiaries, has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder (the “WARN Act”) or any similar state or local Law that remains unsatisfied.

Section 4.20 Insurance. Section 4.20(a) of the Amneal Disclosure Letter sets forth each insurance policy (including policies providing casualty, liability, medical and workers compensation coverage) to which Amneal or any Subsidiary is currently a party (the “Amneal Policies”). All Amneal Policies are in full force and effect, and all premiums that are due and payable with respect thereto covering all periods up to and including the Closing Date have been paid, except as have not had or would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect. Since January 1, 2012, no notice of cancellation or termination has been received with respect to any Amneal Policies, except for such cancellations or terminations which have not had or would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect. Since January 1, 2012, each of Amneal and its Subsidiaries has been continuously insured with recognized insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are required by Law and any Contract to which it is a party and as are customary for companies in the United States conducting the businesses conducted by Amneal and its Subsidiaries, except where such failure has not had and would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect. Section 4.20(b) of the Amneal Disclosure Letter sets forth the premium paid by Amneal and its Subsidiaries for directors and officers liability insurance for its last full policy year.

Section 4.21 Prohibited Persons.

(a) Neither Amneal nor any of its Affiliates nor, to the Knowledge of Amneal, any of its brokers or agents acting or benefiting in any capacity in connection with the Transactions or Ancillary Transactions is a Prohibited Person.

(b) Neither Amneal nor any of its Affiliates nor, to the Knowledge of Amneal, any of its brokers or agents acting or benefiting in any capacity in connection with the Transactions or Ancillary Transactions (i) has conducted or will conduct any business or has engaged or will engage in any transaction or dealing with any Prohibited Person, including making or receiving any contribution of funds, goods or services to or for the benefit of a Prohibited Person; (ii) has dealt or will deal in, or has otherwise engaged or will engage in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order; or (iii) has engaged or will engage in or has conspired or will conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the requirements or prohibitions set forth in the Executive Order or the USA PATRIOT Act.

(c) Neither Amneal nor any of its Affiliates nor, to the Knowledge of Amneal, any of its brokers or agents has in the three (3) years prior to the date of this Agreement, in connection with the business of Amneal or any of its Subsidiaries, taken any action in violation of the FCPA or any other Anti-Corruption Laws.

(d) Neither Amneal nor any of its Affiliates nor, to the Knowledge of Amneal, any of its brokers or agents is, or in the three (3) years prior to the date of this Agreement has been, subject to any actual, pending, or threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Authority, involving Amneal or any of its Subsidiaries in any way relating to any applicable Anti-Corruption Laws, including the FCPA.

Section 4.22 Transactions with Related Parties. Except with respect to the Amneal Plans, since January 1, 2014, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of similar transactions, agreements, arrangements or understandings to which Amneal or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act were Amneal to be subject to the same public reporting requirements that Impax is subject to.

Section 4.23 Brokers and Other Advisors. No broker, investment banker, financial advisor or other person, other than J.P. Morgan Securities LLC, the fees and expenses of which will be paid by Amneal in accordance with Amneal’s agreements with such firms (true and complete copies of which have heretofore been made available to Impax), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of Amneal or its Subsidiaries.

Section 4.24 Requisite Amneal Written Consent. Amneal has received the irrevocable written consent of APHC (A) approving this Agreement and the Transactions, (B) approving the execution, delivery and performance of this Agreement by Amneal and the consummation of the Transactions (including the amendment of the Amneal LLC Operating Agreement to be restated in the form of Restated Amneal LLC Operating Agreement), and (C) waiving any pre-emptive or other similar rights that it has under the Amneal LLC Operating Agreement or any other agreement in connection with the Transactions.

Section 4.25 Financing.

(a) Amneal has delivered to Impax a true, correct and complete copy of (i) an executed commitment letter (including all exhibits and schedules thereto, the “Debt Commitment Letter”) pursuant to which the Debt Financing Sources party thereto have agreed (on the terms and subject to the conditions thereof), to lend the amounts set forth therein (the “Debt Financing Commitments”) and (ii) the fee letter(s) referenced in the Debt Commitment Letter (the “Fee Letter”). As of the date of this Agreement, there are no agreements, side letters or arrangements (other than the Debt Commitment Letter and the Fee Letter) to which Amneal is a party relating to any of the Debt Financing Commitments.

(b) Except as expressly set forth in the Debt Commitment Letter and the Fee Letter, as of the date of this Agreement, assuming the satisfaction of the conditions set forth in Section 7.01 and Section 7.02, there are no conditions precedent to the funding of the full amount of the Debt Financing. Assuming the satisfaction of the conditions set forth in Section 7.01 and Section 7.02 and the funding of the Debt Financing in accordance with the terms and conditions of the Debt Commitment Letter, the aggregate proceeds contemplated by the Debt Commitment Letter, together with other financial resources of Amneal will be sufficient for (i) the repayment in full of all amounts outstanding under the Existing Credit Facilities of Impax and its Subsidiaries pursuant to their terms, (ii) to the extent necessary, for the repurchase of the Impax Convertible Notes at par plus accrued but unpaid interest thereon and (iii) the satisfaction of Amneal’s obligations to pay any fees and expenses of or payable by Amneal in connection with this Agreement, the Transactions and the Ancillary Transactions (the “Required Amount”). As of the date of this Agreement, the Debt Commitment Letter and the Fee Letter are in full force and effect, and constitute the valid and binding obligation of Amneal and, to the Knowledge of Amneal, each of the other parties thereto (subject in each case to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity whether considered in a proceeding in equity or at law). As of the date of this Agreement, Amneal is not in breach of any of the terms or conditions set forth in the Debt Commitment Letter or the Fee Letter. As of the date of this Agreement, assuming the satisfaction or waiver of the conditions set forth in Section 7.01 and Section 7.02 and the accuracy of the representations and warranties of Impax set forth in this Agreement in all material respects, (i) no event has occurred that, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Amneal under the terms of the Debt Commitment Letter or (ii) would reasonably be expected to result in any of the conditions within its control in the Debt Commitment Letter not being satisfied in a timely manner. Amneal has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Debt Commitment Letter or Fee Letter on or before the date of this Agreement. The Debt Commitment Letter has not been modified or amended as of the date of this Agreement, and as of the date of this Agreement none of the respective commitments under the Debt Commitment Letter have been reduced, withdrawn or rescinded by Amneal or, to Amneal’s Knowledge, the Debt Financing Sources party thereto. Notwithstanding anything to the contrary set forth in this Section 4.25(b), to the extent that the representations and warranties contained in this Section 4.25(b), are not true or correct in any respect, but all other conditions set forth in Section 7.01 and Section 7.02(a) are then satisfied and Amneal is otherwise is ready, willing and able to consummate the Transactions, then the representations and warranties set forth in this Section 4.25(b) shall be deemed to be true and correct in all respects in order to deem the condition set forth in Section 7.02(a) satisfied, so long as the Closing occurs.

(c) The obligations of Amneal under this Agreement are not subject to any conditions regarding Amneal’s, its Affiliates’ or any other person’s ability to obtain financing for the consummation of the Transactions contemplated hereby.

Section 4.26 Exclusivity of Representations; No Limitation of Other Representations. The representations and warranties made by Amneal in this Article IV are the exclusive representations and warranties made by Amneal and its Subsidiaries. Amneal hereby acknowledges that neither Amneal nor any of its Subsidiaries, nor any of their respective equityholders or Representatives, nor any other person, has made or is making any other express or implied representation or warranty with respect to Amneal and its Subsidiaries or any of their respective businesses, operations, assets or liabilities, including with respect to any information provided or made available to Impax or any of its Subsidiaries or Representatives, including in certain “data rooms,” management presentations or other information provided or made available to Impax or its Subsidiaries or Representatives in anticipation or contemplation of any of the Transactions contemplated hereby. Furthermore, in connection with the due diligence investigation of Amneal, its Subsidiaries and their business and operations by and on behalf of Impax and its Subsidiaries and Representatives, such persons have received and may continue to receive certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding Amneal, its Subsidiaries and their business and operations. Impax hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, that Impax is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that no representation or warranty is being made with respect thereto. Nothing in any representation or warranty in this Agreement shall in any way limit or restrict the scope, applicability or meaning of any other representation or warranty made by Amneal in this Agreement.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.01 Conduct of Business.

(a) Conduct of Business by Impax. During the period from the date of this Agreement until the earlier of the Closing and the date, if any, on which this Agreement is terminated, Impax shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course of business and use its commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers, employees and consultants and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it with the intention that its goodwill and ongoing business shall not be materially impaired at the Closing. Without limiting the generality of the foregoing, during the period from the date of this Agreement until the earlier of the Closing and the date, if any, on which this Agreement is terminated, except as provided on Section 5.01(a) of the Impax Disclosure Letter and except as expressly contemplated by this Agreement (including the Impax Pre-Closing Actions) or required by applicable Law or the requirements of any applicable securities exchanges, Impax shall not, and shall not permit any of its Subsidiaries to, without Amneal’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed):

(i) except for any dispositions of shares of capital stock in connection with any net-cash exercise of any Impax Option or to satisfy withholding Tax obligations in respect of any Impax Option or Impax Restricted Share, and any forfeitures or repurchases of unvested Impax Restricted Shares or other shares of capital stock as may have been issued pursuant to or granted as awards under the Impax Stock Plans: (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned Subsidiary of Impax to its parent; (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or (C) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii) except as otherwise permitted under Section 5.01(a)(xi), issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units (other than the issuance of shares of Impax Common Stock upon the exercise of Impax Options outstanding on the date of this Agreement or granted in accordance with the terms of this Agreement, in each case in accordance with their terms on the date of this Agreement);

(iii) other than as contemplated by this Agreement in furtherance of the Transactions, amend the Impax Charter (including by merger, consolidation or otherwise) or the Impax Bylaws or the comparable charter or organizational documents of any of its Subsidiaries or adopt a shareholders’ rights plan or similar plan, or enter into any agreement with respect to the voting of its capital stock;

(iv) except for (A) inventory and supplies purchased in the ordinary course of business and (B) capital expenditures that are permitted to be made pursuant to clause (vi) below: (1) directly or indirectly acquire by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any division, business or equity interest of any person or (2) directly or indirectly acquire material assets (as distinguished from services) in an individual transaction, in the case of either (1) or (2), for an aggregate purchase price in excess of $25,000,000 (not including contingent or milestone consideration payable upon the occurrence of future events);

(v) except in the ordinary course of business, sell, lease, license, mortgage, sell and leaseback, abandon or otherwise encumber or subject to any Lien (other than Permitted Liens) or otherwise dispose of any material assets to a third party for a purchase price in an individual transaction in excess of $10,000,000 per calendar year;

(vi) except for any capital expenditures as may be incurred (A) with the proceeds (or in reasonable expectation of the proceeds) of any applicable insurance policy of Impax or any of its Subsidiaries or (B) in connection with the making of repairs, replacements of assets or for other similar purposes necessary to allow for the continued operation of the business of Impax and/or any of its Subsidiaries in the ordinary course of business: fund any capital expenditure in any calendar year which, when added to all other capital expenditures made by Impax and its Subsidiaries in such calendar year, would exceed by more than $8,000,000 the aggregate amount budgeted for capital expenditures in such calendar year (as set forth on Section 5.01(a)(vi) of the Impax Disclosure Letter);

(vii) except for (A) any loans, advances, capital contributions or investments that are required to be made by Impax or any of its Subsidiaries pursuant to the terms of any Contract to which Impax or any of its Subsidiaries is a party as of the date of this Agreement, (B) borrowings under Impax’s existing revolving credit facilities set forth on Section 5.01(a)(vii)(B) of the Impax Disclosure Letter in the ordinary course of business or to the extent required by any Contract to which Impax or any of its Subsidiaries is a party as of the date of this Agreement, (C) borrowings in connection with acquisitions permitted pursuant to clause (iv) above, and (D) any arrangements solely among Impax and/or its Subsidiaries: (1) repurchase, prepay or refinance any Indebtedness in an amount greater than $3,500,000 in the aggregate per calendar year, except as required by the terms of such Indebtedness; (2) incur any Indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Impax or any of its Subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, in each case in an amount greater than $3,500,000 per calendar year; (3) make any loans, advances or capital contributions to, or investments in, any other person; or (4) enter into, amend or otherwise modify, renew or terminate any Contract in respect of any of the foregoing;

(viii) commence or re-commence the manufacture, marketing, promotion, sale, offer for sale or other commercialization, shipment, import, export or distribution (“Commercialization”) of any product that is the subject of any Litigation Proceeding involving an allegation that such product or the making, use, sale or offer for sale of such product infringes any third-party patent, until the earlier of (A) the dismissal of such Litigation Proceeding in connection with the settlement thereof, provided that such Commercialization of such product is permitted by the terms of such settlement, and provided that such settlement has been entered into in compliance with this Section 5.01(a), or (B) the entering of a favorable, final court judgment from which no appeal has been or can be taken (other than a petition to the Supreme Court for a writ of certiorari) of the invalidity, unenforceability, or non-infringement of all asserted claims of such patent or of the failure to timely bring suit with respect to all such allegations of infringement (in each case, excluding patents relating to such product with respect to which a third party plaintiff failed to bring suit in such Litigation Proceeding);

(ix) settle or compromise any Litigation Proceeding, audit, or investigation against Impax or any of its Subsidiaries, other than settlements or compromises of any Litigation Proceeding, audit, or investigation (1) in the ordinary course of business (which, for the avoidance of doubt, includes any such settlements relating to patent litigation) or (2) where the amount paid in settlement or compromise does not exceed $250,000 individually (for any employment-related matters) or $2,000,000 individually (for any matters unrelated to employment) and does not require the imposition of equitable relief on, or the admission of wrongdoing by, Impax;

(x) except in the ordinary course of business, enter into, terminate or affirmatively determine not to renew, or modify, waive or release any material provision, rights or claims under any Impax Material Contract or Impax Lease;

(xi) other than for purchases of goods or services which are entered into in the ordinary course of business on arms-length terms, enter into, modify, amend or terminate (including by exercising any buyout, termination or similar right under) any Contract with any Affiliate of Impax (other than any of its wholly owned Subsidiaries);

(xii) (A) make, grant or promise any bonus (including long-term cash incentive awards) or any wage, salary, or other compensation or benefits increase to any employee, officer or director or individual consultant, or make, grant or promise any other change in employment terms for any employee, officer or director (including increases to compensation and benefits in connection with promotions permitted under the terms of this Agreement), other than such grants or promises made in the ordinary course of business, which, in the aggregate, result in an increase of no greater than four percent (4%) of the aggregate compensation costs of Impax and its Subsidiaries as compared to 2017 budgeted compensation costs for such period (including, for the avoidance of doubt, bonus amounts in respect of Impax’s 2017 fiscal year irrespective of the year in which such bonuses are paid); (B) except in the ordinary course of business for employees or individual consultants whose base salary or, in the case of individual consultants, base compensation, is or will be after the following actions are taken, less than $200,000, enter into or amend any employment, change of control, retention, severance or similar agreement, or grant any severance or termination pay, modifications thereto or increases thereof; (C) except as may be required to implement the actions contemplated by this Agreement, accelerate the vesting or payment of any compensation or benefit under any Impax Plan; (D) hire or promote any individual consultant or employee except for hiring or promotion of any individual consultant or employee (i) in the ordinary course of business, (ii) whose annual base salary (or compensation, in case of consultant) is less than $200,000 or, if applicable, would be less than such amount upon their hiring or promotion, (iii) to fill any open position that is unfilled as of the date hereof or becomes unfilled following the date hereof as a result of an employee’s termination of employment or resignation or (iv) whose hiring or promotion was approved in writing by Amneal, which approval will not be unreasonably withheld, conditioned or delayed; (E) increase the funding obligation or contribution rate of any Impax Plan, other than in the ordinary course of business; (F) award or promise to award any equity or equity-based awards; or (G) establish, amend or terminate any Impax Plan, or materially change the level of health, dental and visions benefits as compared to health, dental and vision benefits provided on the date of this Agreement, except to the extent such changes (1) do not materially increase the total annualized cost of Impax Plans and (2) do not materially interfere with integration of the Impax Plans and Amneal Plans to occur after the Closing, in each case of (A) through (G), other than as required by applicable Law or pursuant to any Impax Plan as in effect on the date of this Agreement;

(xiii) modify in any material respect, adopt or enter into any collective bargaining agreement or other labor union contract applicable to the employees of Impax or any of its Subsidiaries;

(xiv) fail to use reasonable efforts to maintain existing material insurance policies or comparable replacement policies to the extent available for a reasonable cost;

(xv) change its fiscal year, revalue any of its material assets or make any material changes in financial, actuarial, reserving, statutory or Tax accounting methods, principles or practices, except in each case as required by GAAP or applicable Law;

(xvi) make, change or rescind any material Tax election;

(xvii) settle or compromise any material audit, claim examination or other proceeding with respect to Taxes;

(xviii) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any material Tax, other than such agreements entered into in the ordinary course of business no principal purpose of which is related to Taxes;

(xix) surrender any right to claim a material Tax refund;

(xx) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xxi) terminate, suspend, abrogate, amend or modify in any material respect any Impax Permits in a manner that would materially impair the operation of the business of Impax or any of its Subsidiaries; or

(xxii) authorize any of, or commit, propose or agree to take any of, the foregoing actions.

(b) Conduct of Business by Amneal. During the period from the date of this Agreement until the earlier of the Closing and the date, if any, on which this Agreement is terminated, Amneal shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course of business and use its commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers, employees and consultants and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it with the intention that its goodwill and ongoing business shall not be materially impaired at the Closing. Without limiting the generality of the foregoing, during the period from the date of this Agreement until the earlier of the Closing and the date, if any, on which this Agreement is terminated, except as provided on Section 5.01(b) of the Amneal Disclosure Letter and except as expressly contemplated by this Agreement (including the Amneal Pre-Closing Actions) or required by applicable Law or the requirements of any applicable securities exchanges, Amneal shall not, and shall not permit any of its Subsidiaries to, without Impax’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed):

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any Amneal Equity Award or any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned Subsidiary of Amneal to its parent; (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock (including its capital stock that is subject to any Amneal Equity Award); or (C) purchase, redeem or otherwise acquire any Amneal Equity Awards or any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units (including, for the avoidance of doubt, any Amneal Equity Awards or interests or rights that would be Amneal Equity Awards if outstanding as of the date of this Agreement);

(iii) amend the Amneal LLC Operating Agreement or enter into any agreement with respect to the voting of its membership interests, in each case other than in connection with the Transactions and the Ancillary Transactions;

(iv) except for (A) inventory and supplies purchased in the ordinary course of business and (B) capital expenditures that are permitted to be made pursuant to clause (v) below: (1) directly or indirectly acquire by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any division, business or equity interest of any person or (2) directly or indirectly acquire material assets (as distinguished from services) in an individual transaction, in the case of either (1) or (2), for an aggregate purchase price in excess of $25,000,000 (not including contingent or milestone consideration payable upon the occurrence of future events);

(v) except in the ordinary course of business, sell, lease, license, mortgage, sell and leaseback, abandon or otherwise encumber or subject to any Lien (other than Permitted Liens) or otherwise dispose of any material assets to a third party for a purchase price in an individual transaction in excess of $25,000,000 per calendar year;

(vi) except for any capital expenditures as may be incurred (A) with the proceeds (or in reasonable expectation of the proceeds) of any applicable insurance policy of Amneal or any of its Subsidiaries or (B) in connection with the making of repairs, replacements of assets or for other similar purposes necessary to allow for the continued operation of the business of Amneal and/or any of its Subsidiaries in the ordinary course of business: fund any capital expenditure in any calendar year which, when added to all other capital expenditures made by Amneal and its Subsidiaries in such calendar year, would exceed by more than $20,000,000 the aggregate amount budgeted for capital expenditures in such calendar year (as set forth on Section 5.01(b)(vi) of the Amneal Disclosure Letter);

(vii) except for (A) any loans, advances, capital contributions or investments that are required to be made by Amneal or any of its Subsidiaries pursuant to the terms of any Contract to which Amneal or any of its Subsidiaries is a party as of the date of this Agreement, (B) borrowings under Amneal’s existing revolving credit facilities set forth on Section 5.01(b)(vii)(B) of the Amneal Disclosure Letter in the ordinary course of business or to the extent required by any Contract to which Amneal or any of its Subsidiaries is a party as of the date of this Agreement, (C) borrowings in connection with acquisitions permitted pursuant to clause (iv) above and (D) any arrangements solely among Amneal and/or its Subsidiaries: (1) repurchase, prepay or refinance any Indebtedness in an amount greater than $5,000,000 in the aggregate per calendar year, except as required by the terms of such Indebtedness; (2) incur any Indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Amneal or any of its Subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, in each case in an amount greater than $5,000,000 per calendar year; (3) make any loans, advances or capital contributions to, or investments in, any other person or (4) enter into, amend or otherwise modify, renew or terminate any Contract in respect of any of the foregoing;

(viii) commence or re-commence the Commercialization of any product that is the subject of any Litigation Proceeding involving an allegation that such product or the making, use, sale or offer for sale of such product infringes any third-party patent, until the earlier of (A) the dismissal of such Litigation Proceeding in connection with the settlement thereof, provided that such Commercialization of such product is permitted by the terms of such settlement, and provided that such settlement has been entered into in compliance with this Section 5.01(b), or (B) the entering of a favorable, final court judgment from which no appeal has been or can be taken (other than a petition to the Supreme Court for a writ of certiorari) of the invalidity, unenforceability or non-infringement of all asserted claims of such patent or the failure to timely bring suit with respect to all such allegations of infringement (in each case, excluding patents relating to such product with respect to which a third party plaintiff failed to bring suit in such Litigation Proceeding);

(ix) settle or compromise any Litigation Proceeding, audit, or investigation against Amneal or any of its Subsidiaries, other than settlements or compromises of any Litigation Proceeding, audit, or investigation (1) in the ordinary course of business (which, for the avoidance of doubt, includes any such settlements relating to patent litigation) or (2) where the amount paid in settlement or compromise does not exceed $250,000 individually (for any employment-related matters) or $2,000,000 individually (for any matters unrelated to employment) and does not require the imposition of equitable relief on, or the admission of wrongdoing by, Amneal;

(x) except in the ordinary course of business, enter into, terminate or affirmatively determine not to renew, or modify, waive or release any material provision, rights or claims under any, Amneal Material Contract;

(xi) other than for purchases of goods or services which are entered into in the ordinary course of business on arms-length terms, enter into, modify, amend or terminate (including by exercising any buyout, termination or similar right under) any Contract with any Affiliate of Amneal (other than any of its wholly-owned Subsidiaries);

(xii) (A) make, grant or promise any bonus (including long-term cash incentive awards) or any wage, salary, or other compensation or benefits increase to any employee, officer or director or individual consultant, or make, grant or promise any other change in employment terms for any employee, officer or director (including increases to compensation and benefits in connection with promotions permitted under the terms of this Agreement), other than such grants or promises made in the ordinary course of business (1) in connection with Amneal’s annual review process for service provider compensation and benefits or (2) which, in the aggregate, result in an increase of no greater than four percent (4%) of the aggregate compensation costs of Amneal and its Subsidiaries as compared to 2017 budgeted compensation costs for such period; (B) except in the ordinary course of business for employees or individual consultants whose base salary or, in the case of individual consultants, base compensation, is or will be after the following actions are taken, less than $200,000, enter into or amend any employment, change of control, retention, severance or similar agreement, or grant any severance or termination pay, modifications thereto or increases thereof; (C) except as may be required to implement the actions contemplated by this Agreement, accelerate the vesting or payment of any compensation or benefit under any Amneal Plan; (D) hire or promote any individual consultant or employee except for hiring or promotion of any individual consultant or employee (i) in the ordinary course of business, (ii) whose annual base salary (or compensation, in case of consultant) is less than $200,000 or, if applicable, would be less than such amount upon their hiring or promotion, (iii) to fill any open position that is unfilled as of the date hereof or becomes unfilled following the date hereof as a result of an employee’s termination of employment or resignation or (iv) whose hiring or promotion was approved in writing by Impax, which approval will not be unreasonably withheld, conditioned or delayed; (E) increase the funding obligation or contribution rate of any Amneal Plan, other than in the ordinary course of business; (F) award or promise to award any equity or equity-based awards; or (G) establish, amend or terminate any Amneal Plan, or materially change the level of health, dental and visions benefits as compared to health, dental and vision benefits provided on the date of this Agreement, other than changes that (1) arise in the ordinary course of business in connection with Amneal’s annual review process for service provider compensation and benefits or (2) (x) do not materially increase the total annualized cost of Amneal Plans and (y) do not materially interfere with integration of the Impax Plans and Amneal Plans to occur after the Closing, in each case of (A) through (G), other than as required by applicable Law or pursuant to any Amneal Plan as in effect on the date of this Agreement;

(xiii) modify in any material respect, adopt or enter into any collective bargaining agreement or other labor union contract applicable to the employees of Amneal or any of its Subsidiaries;

(xiv) fail to use reasonable efforts to maintain existing material insurance policies or comparable replacement policies to the extent available for a reasonable cost;

(xv) change its fiscal year, revalue any of its material assets or make any material changes in financial, actuarial, reserving, statutory or Tax accounting methods, principles or practices, except in each case as required by GAAP or applicable Law;

(xvi) make, change or rescind any material Tax election;

(xvii) settle or compromise any material audit, claim, examination or other proceeding with respect to Taxes;

(xviii) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any material Tax, other than such agreements entered into in the ordinary course of business no principal purpose of which is related to Taxes;

(xix) surrender any right to claim a material Tax refund;

(xx) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xxi) terminate, suspend, abrogate, amend or modify in any material respect any Amneal Permits in a manner that would materially impair the operation of the business of Amneal or any of its Subsidiaries; or

(xxii) authorize any of, or commit, propose or agree to take any of, the foregoing actions.

(c) No Control. Nothing contained in this Agreement shall give Amneal, directly or indirectly, the right to control or direct Impax’s or its Subsidiaries’ operations prior to the Closing, and nothing contained in this Agreement shall give Impax, directly or indirectly, the right to control or direct Amneal’s or its Subsidiaries’ operations prior to the Closing. Prior to the Closing, each of Impax and Amneal shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.02 Solicitation by Impax; Competing Proposals; Change of Recommendation.

(a) No Solicitation by Impax. Impax shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease any discussions or negotiations with any persons that are ongoing with respect to any Competing Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal. Except as permitted by this Section 5.02, until the earlier of the Impax Merger Effective Time and the termination of this Agreement in accordance with Article VIII, not (A) initiate, solicit or knowingly facilitate or encourage the submission of any inquiry, proposal or offer regarding a Competing Proposal, (B) furnish any information regarding Impax or any of its Subsidiaries to any person in connection with, for the purpose of encouraging or facilitating, or in response to, a Competing Proposal, (C) participate in any discussions or negotiations with respect to any Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal or (D) execute or enter into, or agree to enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any Competing Proposal (other than an Acceptable Confidentiality Agreement in compliance with the terms of this Agreement) (a “Competing Proposal Agreement”). Promptly, and in any event no later than one Business Day following the date of this Agreement, Impax shall, and shall cause its Subsidiaries and its and their respective Representatives to, request the prompt return or destruction of all confidential information previously furnished in connection with a potential Competing Proposal to any person with whom Impax or any of its Representatives has had discussions or negotiations with respect to a Competing Proposal in the last twelve (12) months and shall terminate all physical and electronic dataroom access previously granted to any such person or its Representatives.

(b) Provision of Information and Notice of a Competing Proposal. Notwithstanding anything to the contrary contained in this Section 5.02, if at any time prior to (but not after) Impax obtaining the Impax Stockholder Approval, (i) Impax has received a bona fide written Competing Proposal that has not resulted from a material breach of this Section 5.02, (ii) the Impax Board determines in good faith, after consultation with its outside financial advisor and outside counsel, that such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (iii) the Impax Board determines in good faith, after consultation with its outside counsel, that failure to take such action would be inconsistent with its fiduciary duties to the stockholders of Impax under applicable Law, then Impax may, subject to compliance with this Section 5.02, (A) furnish information with respect to Impax and any Subsidiaries of Impax to the person making such Competing Proposal and its Representatives and (B) participate in discussions or negotiations with the person making such Impax Competing Proposal and its Representatives regarding such Competing Proposal; provided, however, that Impax (1) will not, and will not permit or authorize its Subsidiaries or any Representative of Impax or its Subsidiaries to, disclose any information to such person without first entering into an Acceptable Confidentiality Agreement with such person and (2) will as promptly as practicable (and in any event within 24 hours thereafter) provide or make available to Amneal any material information concerning Impax or any Subsidiary of Impax provided or made available to such other person (or its Representatives) that was not previously provided or made available to Amneal. Subject to the undertakings of the Confidentiality Agreement, Impax will promptly (and in any event, within 24 hours) notify Amneal in the event Impax, any Subsidiary of Impax or any of its Representatives receives (x) notice by any person that such person intends to make a Competing Proposal, (y) any inquiry or request for information or for discussions or negotiations from which it is apparent that such inquiry or request is being made in contemplation of or in preparation for a Competing Proposal or (z) a Competing Proposal, and

shall (I) indicate, in connection with such notice, the identity of the person making such inquiry or Competing Proposal, requesting such information or seeking to initiate such discussions or negotiations, together with a summary of the material terms and conditions of such Competing Proposal (including, if applicable, copies of any written inquiry, notice, request or Competing Proposal) or the nature of the request for information, as applicable, and (II) thereafter keep Amneal reasonably informed, on a reasonably current basis, of the status and terms of any such discussions or negotiations. Impax shall not, and shall cause its Subsidiaries not to, enter into any agreement with any person that prohibits Impax from providing to Amneal any of the information required to be provided to Amneal under this Section 5.02(b) within the time periods contemplated hereby. Notwithstanding anything to the contrary in this Section 5.02, the Impax Board may correspond in writing with any person making a Competing Proposal solely to request clarification of the terms and conditions thereof so as to determine whether such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, provided that such written correspondence is delivered concurrently to Amneal. Impax shall not terminate, waive, amend or modify any provision of, grant permission under, any “standstill,” confidentiality or non-disclosure agreement to which Impax is a party, and Impax shall enforce the provisions of each such agreement; provided, that Impax shall be permitted to fail to enforce any provision of any “standstill,” confidentiality or non-disclosure agreement if the Impax Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to Impax’s stockholders under applicable Law; provided, however, that Impax promptly advises Amneal that it is taking such action and the identity of the party or parties with respect to which it is taking such action.

(c) Board Recommendation. Except as set forth in Section 5.02(d) and Section 5.02(f), neither the Impax Board nor any committee thereof shall (i) authorize, approve, recommend or declare advisable, or publicly propose to authorize, approve, recommend or declare advisable, any Competing Proposal, (ii) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Impax Board Recommendation or any other approval, recommendation or declaration of advisability by the Impax Board or any such committee of this Agreement or any of the Transactions, (iii) fail to include the Impax Board Recommendation in the Proxy Statement/Prospectus, (iv) adopt, approve or recommend or otherwise declare advisable a Competing Proposal, (v) submit any Competing Proposal or any matter related thereto to the vote of the stockholders of Impax or (vi) announce its intention, authorize, commit, resolve or agree to take any of the foregoing actions (each action set forth in clauses (i) through (v) of this Section 5.02(c), a “Change of Recommendation”).

(d) Entry Into a Competing Proposal. Notwithstanding anything to the contrary contained in this Agreement, at any time prior to (but not after) obtaining the Impax Stockholder Approval and subject to compliance with Section 8.02(a)(iii) and this Section 5.02(d), the Impax Board may: (i) make a Change of Recommendation in connection with a Superior Proposal or (ii) cause Impax to enter into a Competing Proposal Agreement with respect to a Superior Proposal and terminate this Agreement pursuant to Section 8.01(d)(ii), if (A) there has been no material breach of this Section 5.02, (B) a bona fide, written Competing Proposal is made to Impax and/or its stockholders by a third person, (C) the Impax Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, and after complying with Section 5.02(e), that such Competing Proposal constitutes a Superior Proposal and (D) the Impax Board determines in good faith after consultation with Impax’s outside legal counsel that the failure to take any of the actions referred to in either of clause (i) or (ii) above would violate the fiduciary duties owed by the Impax Board to the stockholders of Impax under applicable Law.

(e) Matching Rights With Respect to Superior Proposal. Neither Impax nor the Impax Board shall take any of the actions described in Section 5.02(d)(i) or Section 5.02(d)(ii) unless Impax provides Amneal ninety six (96) hours’ prior written notice of its intention to take such action (a “Notice of Superior Proposal Action”), which notice shall include the identity of the person making such Superior Proposal and the material terms and conditions of such Superior Proposal and, if applicable, shall attach the proposed Competing Proposal Agreement providing for such Superior Proposal (it being agreed that, in each case, neither the delivery of such notice by Impax nor any public announcement thereof that the Impax Board determines in good faith, after consultation with outside counsel, is required to be made under applicable Law shall constitute a Change of Recommendation), (y) to the extent requested by Amneal, Impax negotiates in good faith with Amneal with respect to any changes to the terms of this Agreement proposed by Amneal for at least ninety six (96) hours following delivery by Impax of such Notice of Superior Proposal Action (it being understood and agreed that any amendment to any material term of any Competing Proposal will be deemed a new Competing Proposal for purposes of this Section 5.02(e), including with respect to the notice period referenced in this Section 5.02(e), except that the ninety six (96)-hour period shall be reduced to seventy two (72) hours for such purposes) and (z) taking into account any binding changes to the terms of this Agreement definitively and irrevocably agreed to by Amneal in writing, the Impax Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Competing Proposal would continue to constitute a Superior Proposal if such changes definitively and irrevocably agreed to by Amneal in writing were to be given effect. For the avoidance of doubt, the preceding sentences of this Section 5.02(e) shall apply to each Competing Proposal that triggers a Notice of Superior Proposal Action.

(f) Intervening Event Unrelated to Superior Proposal. Notwithstanding anything to the contrary contained in this Agreement, at any time prior to (but not after) the time the Impax Stockholder Approval is obtained, solely in respect of an Intervening Event, the Impax Board may make a Change of Recommendation other than in connection with a Competing Proposal (it being understood and agreed that any Change of Recommendation proposed to be made in connection with a Competing Proposal may only be made pursuant to and in accordance with Section 5.02(d)) only if (i) Impax has provided Amneal ninety six (96) hours prior written notice of the occurrence of an Intervening Event and its intention to consider making a Change of Recommendation (a “Notice of Change of Recommendation”), which notice shall include a description of such Intervening Event in reasonable detail (it being agreed that neither the delivery of such Notice of Change of Recommendation by Impax nor any public announcement thereof that the board of directors of Impax determines in good faith, after consultation with outside counsel, is required to be made under applicable Law shall constitute a Change of Recommendation), (ii) Impax has negotiated in good faith with Amneal with respect to any changes to the terms of this Agreement proposed by Amneal for at least ninety six (96) hours following delivery by Impax of such Notice of Change of Recommendation and (iii) taking into account any binding changes to the terms of this Agreement definitively and irrevocably agreed to by Amneal in writing, the Impax Board determines in good faith after consultation with outside legal counsel that the failure to effect a Change of Recommendation would be inconsistent with the fiduciary duties of the members of the Impax Board under applicable Law. Notwithstanding any such Change of Recommendation made pursuant to this Section 5.02(f), unless this Agreement is otherwise terminated in accordance with its terms, consistent with Section 146 of the DGCL, Impax shall submit this Agreement to the stockholders of Impax for their consideration at the Impax Stockholder Meeting.

(g) No Effect on Duty to Disclose. Nothing contained in this Section 5.02 or elsewhere in this Agreement shall prohibit Impax or the Impax Board from (i) complying with its disclosure obligations under applicable United States federal or state Law with respect to a Competing Proposal, including taking and disclosing to the stockholders of Impax a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to stockholders) or (ii) making any disclosure to the stockholders of Impax if the Impax Board determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties to the stockholders of Impax under applicable Law; provided, however, that this Section 5.02(g) shall not be deemed to permit the Impax Board to make a Change of Recommendation except to the extent permitted by Section 5.02(d) or Section 5.02(f) (for the avoidance of doubt, it being agreed that the issuance by Impax or the Impax Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act (or any similar communication to stockholders) shall not constitute a Change of Recommendation).

(h) Breach. Impax agrees that any breach or violation of, or non-compliance with, this Section 5.02 by any Representative of Impax or any of its Subsidiaries, whether or not such person is purporting to act on behalf of Impax or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by Impax.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 Registration Statement; Proxy Statement/Prospectus.

(a) As promptly as practicable after the date of this Agreement, Amneal and Impax shall jointly prepare, and shall cause Holdco to file with the SEC the Registration Statement, which will include the Proxy Statement/Prospectus constituting a part thereof, and each of Amneal and Impax shall promptly furnish all information concerning itself and its Affiliates as may be reasonably requested by the other party and shall otherwise reasonably assist and cooperate with the other in connection with the preparation, filing and distribution of the Registration Statement. Each of Amneal and Impax will use their respective reasonable best efforts to (i) cause the Registration Statement and the Proxy Statement/Prospectus, when filed, to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC or its staff concerning the Registration Statement and the Proxy Statement/Prospectus, (iii) have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and (iv) keep the Registration Statement effective for so long as necessary to complete the Transactions.

(b) No filing of, or amendment or supplement to, the Registration Statement or the Proxy Statement/Prospectus, or response to SEC comments with respect thereto, will be made by Amneal or Impax, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other party a reasonable opportunity to review and comment thereon. Impax will cause the Proxy Statement/Prospectus to be mailed to its stockholders as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act (but in no event earlier than the record date set by Impax for the Impax Stockholder Meeting).

(c) Amneal or Impax, as applicable, will promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Registration Statement or the Proxy Statement/Prospectus, and will, as promptly as practicable after receipt thereof, provide the other with copies of all material correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Registration Statement or the Proxy Statement/Prospectus received from the SEC and advise the other on any oral comments with respect to the Registration Statement or the Proxy Statement/Prospectus received from the SEC. Impax will advise Amneal, promptly after Holdco receives notice thereof, of the time of effectiveness of the Registration Statement and the issuance of any stop order relating thereto or the suspension of the qualification of the shares of Class A Common Stock issuable in connection with the Impax Merger for offering or sale in any jurisdiction, and Amneal and Impax will use their respective reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d) Impax and Amneal will also use their respective reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the Transactions. If at any time prior to the Impax Merger Effective Time any information relating to Amneal or Impax, or any of their respective Affiliates, officers or directors, is discovered by Amneal or Impax which should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and each of Amneal and Impax shall use its reasonable best efforts to cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required by law, disseminated to Impax Stockholders.

Section 6.02 Impax Stockholder Meeting. Impax shall take all action necessary under applicable Law to call, give notice of and hold a meeting of its stockholders (the “Impax Stockholder Meeting”) for purposes of adopting this Agreement and thereby approving the Transactions, including the Impax Merger, which shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Impax shall not, without the consent of Amneal (which shall not be unreasonably withheld, conditioned or delayed), adjourn or postpone, cancel, recess or reschedule, the Impax Stockholder Meeting; provided, that Impax may, without the consent of (but after consultation with) Amneal, adjourn or postpone the Impax Stockholder Meeting (i) if, as of the time for which the Impax Stockholder Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus), there are insufficient shares of Impax Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Impax Stockholder Meeting, (ii) if the failure to adjourn or postpone the Impax Stockholder Meeting would reasonably be expected to be a violation of applicable Law or for the distribution of any required supplement or amendment to the Proxy Statement/Prospectus or (iii) to solicit additional proxies if Impax reasonably determines that it is advisable or necessary to do so in order to obtain the Impax Stockholder Approval. Except to the extent that the Impax Board shall have effected a Change of Recommendation, Impax shall include in the Proxy Statement/Prospectus the Impax Board Recommendation. Promptly following the execution and delivery of this Agreement, Impax shall (i) cause Holdco, in its capacity as sole stockholder of Merger Sub, to approve the Impax Merger and (ii) approve, in its capacity as the sole stockholder of Holdco, the Contribution, in each case in accordance with applicable requirements of the DGCL and Impax shall deliver evidence of such approvals to Amneal promptly following the date of this Agreement.

Section 6.03 Access to Information; Confidentiality. Each of Impax and Amneal shall afford to the other and its Representatives reasonable access during normal business hours during the period from the date of this Agreement until the earlier of the Closing and the date, if any, on which this Agreement is terminated to all of its and its Subsidiaries’ properties, books, Contracts, commitments, personnel and records and, during such period, and each of Impax and Amneal shall furnish promptly to the other (a) a copy of each report, schedule, registration statement and other document filed by such party during such period and not publicly available pursuant to the requirements of federal or state securities Laws and (b) consistent with its legal obligations, all other information concerning the party and its Subsidiaries’ business, properties and personnel as the other party or any of its Representatives may reasonably request; provided, however, that such party may restrict the foregoing access to the extent that any applicable Law or any Contract to which it is a party, requires it to restrict access to any properties or information or in order to maintain attorney-client or other privilege; provided, further, that in any such case, the parties shall cooperate to seek to provide for access in a manner that does not violate any such Law or Contract or attorney-client or other privilege. Except for disclosures expressly permitted by the terms of the Confidential Disclosure Agreement, dated April 12, 2017, between APHC and Impax (as it may be amended from time to time, the “Confidentiality Agreement”), each of Impax and Amneal shall hold, and shall cause its Representatives to hold, all information received from the other party, directly or indirectly, in confidence in accordance with and otherwise subject to the Confidentiality Agreement. No investigation pursuant to this Section 6.03 or information provided, made available or delivered pursuant to this Agreement will affect or be deemed to modify any of the representations or warranties of Impax or Amneal contained in this Agreement or the conditions hereunder to the obligations of the parties hereto.

Section 6.04 Regulatory Approvals; Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, subject to the express provisions of this Agreement (including the provisions of Section 5.02), including using reasonable best efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an adverse action or proceeding by, any Governmental Authority (including in connection with the HSR Act and any other applicable Competition Laws), (iii) the obtaining of all necessary consents, approvals or waivers from third parties and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. In furtherance of the foregoing, the party subject to the applicable requirement of a Governmental Authority or party to the applicable agreement requiring a consent or waiver shall be primarily responsible for communications with the applicable Governmental Authority or other third party and the other party hereto shall reasonably cooperate in such efforts. In connection with and without limiting the first sentence of this Section 6.04(a), each of Impax and the Impax Board, Holdco and the Holdco Board, and Amneal and the Amneal Board shall (A) take no action to cause any state takeover statute or similar statute or regulation to become applicable to this Agreement or the Transactions and (B) if any state takeover statute or similar statute is or becomes applicable to this Agreement or the Transactions, take all action reasonably necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement and the Transactions.

(b) In connection with and without limiting the foregoing, each party hereto shall make or cause to be made any appropriate filings, if necessary or advisable, pursuant to the HSR Act or other applicable Competition Laws with respect to the Transactions as promptly as practicable (and in any event no later than ten (10) Business Days after the date of this Agreement with respect to filings under the HSR Act, unless otherwise mutually agreed between the parties). Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority and to any requests for additional information at the earliest practicable date, including promptly informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement. Such information can be shared on an outside counsel basis or subject to other restrictions to the extent deemed necessary or advisable by counsel for the disclosing party. To the extent practicable and as permitted by a Governmental Authority, each party hereto shall permit Representatives of the other party to participate in material substantive meetings (whether by telephone or in person) with such Governmental Authority. Each party shall use its reasonable best efforts and closely collaborate on the timing, strategy and approach to (x) obtain any consents, approvals, authorizations or orders required to be obtained by Amneal or Impax or any of their respective Subsidiaries under the HSR Act or other applicable Competition Laws, (y) avoid the entry of any judgment in any claim asserted in court by any Governmental Authority under any Competition Laws that would restrain, prevent or delay the Closing or (z) contest or avoid any action, proceeding or litigation by any Governmental Authority under the HSR Act or other applicable Competition Laws.

(c) Notwithstanding anything to the contrary in Section 6.04(a) or Section 6.04(b), nothing contained in this Agreement shall be construed to require either party to agree to, or take any action if such efforts or action, individually or in the aggregate, would reasonably be expected to result in a material adverse effect on the business, financial condition or results of operations of Amneal, Impax or the combined company (immediately following the Closing) (each of such actions, a “Burdensome Condition”). None of the parties nor any of its respective Subsidiaries shall take any action that has the effect of, or agree with any Governmental Authority to, any Burdensome Condition without the prior written consent of the other parties hereto.

Section 6.05 Indemnification; Insurance.

(a) From and after the Closing, Impax and Amneal shall, jointly and severally, indemnify, defend and hold harmless, and provide advancement of expenses to, the current and former directors and officers of Impax, Holdco and their respective Subsidiaries (the “Impax Indemnified Parties”) and the current and former members of the Amneal Board and officers of Amneal and its Subsidiaries (the “Amneal Indemnified Parties”), in each case to the fullest extent permitted by Law, including to the fullest extent authorized or permitted by any amendments to or replacements of the DGCL or the DLLCA adopted after the date of this Agreement that increase the extent to which a corporation or limited liability company may indemnify its officers and directors or any Impax Indemnified Party or Amneal Indemnified Party, from and against any and all costs or expenses (including attorneys’ fees, expenses and disbursements), judgments, fines, losses, claims, damages, penalties, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, regulatory or investigative, arising out of, relating to or in connection with any circumstances, developments or matters in existence, or acts or omissions occurring or alleged to occur at or prior to the Closing (including for acts or omissions occurring in connection with the approval of this Agreement, the performance of Impax’s, Holdco’s and Amneal’s obligations under this Agreement and the consummation of the Transactions or arising out of or pertaining to the Transactions) whether asserted or claimed prior to, at or after the Closing.

(b) It is understood and agreed that all rights to indemnification, expense advancement and exculpation existing in favor of each present and former director, officer and employee of Impax, Holdco, Amneal or any of their respective Subsidiaries as provided in the Impax Charter, Impax Bylaws, the Amended and Restated Holdco Charter, the Amended and Restated Holdco Bylaws, Amneal LLC Operating Agreement or the charter or organizational documents of the Subsidiaries of Impax, Holdco or Amneal, in each case as in effect on the date of this Agreement, or under any other agreements in effect on the date of this Agreement (true, correct and complete copies of which have been delivered, as applicable, by Impax and Amneal to Amneal and Impax, respectively), will survive the Transactions and Impax, Holdco and Amneal will (i) continue in full force and effect for a period of at least six (6) years from the Closing Date (or, if any relevant claim is asserted or made within such six (6) year period, until final disposition of such claim) such rights to indemnification and expense advancement and (ii) perform, in a timely manner, Impax’s, Holdco’s or Amneal’s or their respective Subsidiaries’ obligations with respect thereto. Any claims for indemnification and expense advancement pursuant to such agreements and organizational documents as to which Impax, Holdco or Amneal has received written notice before the sixth (6th) anniversary of the Closing Date will survive, whether or not those claims will have been finally adjudicated or settled, and no action taken during such period may be deemed to diminish the obligations set forth in this Section 6.05(b).

(c) For at least six (6) years after the Closing, Impax shall maintain (and Holdco shall cause Impax to maintain) in effect Impax’s current directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Closing (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions) covering the Impax Indemnified Parties currently covered by Impax’s directors’ and officers’ liability insurance policy (a true and complete copy of which has been heretofore made available to Amneal), on terms with respect to such coverage and amount no less favorable than those of such policy in effect on the date of this Agreement; provided, however, that Impax may substitute therefor a tail policy or policies of Impax containing terms with respect to coverage and amount no less favorable to such Impax Indemnified Parties. The covenants contained in this Section 6.05(c) are intended to be for the benefit of, and shall be enforceable by, each of the Impax Indemnified Parties and their respective heirs and legal Representatives, and shall not be deemed exclusive of any other rights to which an Impax Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

(d) For at least six (6) years after the Closing, Amneal shall maintain (and Holdco shall cause Amneal to maintain) in effect Amneal’s current directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Closing (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions) covering the Amneal Indemnified Parties currently covered by Amneal’s directors’ and officers’ liability insurance policy (a true and complete copy of which has been heretofore made available to Impax), on terms with respect to such coverage and amount no less favorable than those of such policy in effect on the date of this Agreement; provided, however, that Impax may substitute therefor a tail policy or policies of Amneal containing terms with respect to coverage and amount no less favorable to such Amneal Indemnified Parties. The covenants contained in this Section 6.05(d) are intended to be for the benefit of, and shall be enforceable by, each of the Amneal Indemnified Parties and their respective heirs and legal Representatives, and shall not be deemed exclusive of any other rights to which an Amneal Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

Section 6.06 Fees and Expenses. Except as otherwise expressly set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated.

Section 6.07 Public Announcements. Prior to the Closing, Amneal and Impax shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any securities exchange or securities quotation system. The parties hereto agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed. Notwithstanding the foregoing, Amneal and Impax may, without the prior consent of the other party, reasonably disseminate information with respect to the Transactions to the extent such information was previously included in a press release or other public statement made pursuant to this Section 6.07.

Section 6.08 Stockholder Litigation. In the event that any stockholder litigation related to this Agreement or the Transactions is brought, or, to the Knowledge of Impax or Amneal, threatened in writing, against Impax or the members of the Impax Board prior to the Closing, each party shall promptly notify the other party of any such stockholder litigation brought, or, to the Knowledge of such party, threatened against Impax and/or members of the Impax Board and shall keep the other party reasonably informed with respect to the status thereof. Neither Impax nor any Subsidiary or Representative of Impax shall settle or agree to settle any such stockholder litigation or consent to the same unless Amneal shall have consented in writing (such consent not to be unreasonably withheld, conditional or delayed).

Section 6.09 Employee Matters.

(a) For purposes of eligibility, vesting and benefit accrual, level and entitlement, with respect to any benefit plan, program or arrangement (other than any defined benefit pension plan, retiree medical program or other retiree welfare benefit program), Impax and Amneal shall, and, from and after the Closing, Holdco shall cause Impax and Amneal to, recognize (or with respect to any insured arrangement, use commercially reasonable efforts to recognize) the service of individuals who are employed by Impax and its Subsidiaries, or Amneal and its Subsidiaries, immediately prior to the Closing and who remain employed thereafter by Impax, Amneal or any of their Subsidiaries (the “Affected Employees”) to the same extent as such service was taken into account under the corresponding Impax Plan or Amneal Plan for those purposes; provided, however, that such recognition shall not result in a duplication of benefits.

(b) With respect to any welfare plan in which Affected Employees are eligible to participate after the Closing, Holdco shall, and shall cause Impax and Amneal to, use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees to the extent such conditions were satisfied (or not applicable) under the applicable welfare plans prior to the Closing and (ii) provide each such employee with credit for any co-payments, deductibles and out-of-pocket expenses paid prior to the Closing and in the applicable plan year in which the Closing occurs in satisfying any analogous co-payment deductible or out-of-pocket requirements.

(c) The parties acknowledge that the consummation of the Transactions shall, to the extent applicable, constitute a “change in control” or “change of control” (or a term of similar import) for purposes of each Impax Plan set forth on Section 6.09(c) of the Impax Disclosure Letter. Following the Closing, Holdco shall assume each Impax Plan set forth on Section 6.09(c) of the Impax Disclosure Letter.

(d) During the period beginning on the date hereof and ending on the Closing Date, Amneal and Impax shall cooperate in good faith to take any reasonable actions determined necessary and appropriate with respect to the Amneal Plans and the Impax Plans that are each intended to constitute a tax-qualified defined contribution plan under Section 401(k) of the Code (a “401(k) Plan”) (including, without limitation, termination of any such 401(k) Plan or merger of such 401(k) Plans on or prior to the Closing Date). To the extent that Amneal and Impax cannot in good faith agree on any such actions, whether to take any or all such actions shall be determined by a committee made up of those certain individuals that are expected to constitute the Compensation Committee of the Holdco Board on or prior to the Closing Date. For the avoidance of doubt, it is expected that such committee shall be comprised of two members appointed by Amneal and two members appointed by Impax.

(e) Nothing in this Section 6.09 shall be treated as an establishment of, amendment of, or undertaking to amend, any benefit plan or shall limit the right of Holdco and its Affiliates to amend, terminate or otherwise modify any Impax Plan or Amneal Plan following the Closing Date. The provisions of this Section 6.09 are solely for the benefit of the parties to this Agreement and nothing in this Section 6.09, express or implied, shall confer upon any Affected Employee or legal representative or beneficiary thereof or any other person, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or a right in any employee or beneficiary of such employee or other person under an Impax Plan or Amneal Plan that such employee or beneficiary or other person would not otherwise have under the terms of that Impax Plan or Amneal Plan.

Section 6.10 Cooperation. Each party and its Subsidiaries will, and will cause each of its Representatives to, use its commercially reasonable efforts, subject to applicable Law, to cooperate with and assist the other party in connection with planning the post-Closing integration of the parties and their respective Subsidiaries and employees.

Section 6.11 Financing.

(a) (i) Subject to the other provisions of this Agreement, Amneal shall use reasonable best efforts (and shall use reasonable best efforts to cause its Affiliates and Subsidiaries) to take, or cause to be taken, all actions necessary or advisable to obtain, or cause to be obtained, the Debt Financing on the terms and conditions, described in the Debt Commitment Letter (including as such terms may be modified or adjusted in accordance with the terms of the “flex” provisions contained in the Fee Letter), including using reasonable best efforts to (A) maintain in effect the Debt Commitment Letter until the funding of the Debt Financing at or prior to Closing, (B) negotiate definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) consistent in all material respects with the terms and conditions contained in the Debt Commitment Letter (including any related “flex” provisions) or on other terms not less favorable, in the aggregate, to Amneal than the terms and conditions (including the “flex” provisions) contemplated by the Debt Commitment Letter but only to the extent that any such other terms would not reasonably be expected to adversely impact or delay in any material respect the ability of Amneal to consummate the Transactions and the Ancillary Transactions in accordance with this Agreement or obtain the Debt Financing (it being agreed that, notwithstanding the foregoing, Amneal may modify, supplement, amend or amend and restate the Debt Commitment Letter solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities (and make incidental or conforming amendments or modifications to reflect the addition of any such lenders, lead arrangers, bookrunners, syndication agents and similar entities), (C) satisfy (or obtain a waiver of) all conditions within its control to obtaining the Debt Financing and (D) upon satisfaction of all of the conditions in this Agreement to Amneal’s and Impax’s obligations to effect the Closing, and satisfaction of all of the conditions set forth in the Debt Commitment Letter, enforcing its rights against the other parties to the Debt Commitment Letter, if any, including to require such parties to provide the Debt Financing.

(ii) Amneal shall not, without the prior written consent of Impax, (A) permit any amendment or modification to, or any waiver of, any provision or remedy under, or replace (except as expressly set forth under Section 6.11(a)(iii)), the Debt Commitment Letter if such amendment, modification, waiver or replacement (1) would add any new (or expand any existing) condition to the Debt Financing Commitments, (2) reduces the aggregate amount of the Debt Financing contemplated by the Debt Commitment Letter, (3) would reasonably be expected to adversely impair the ability of Amneal to enforce its rights against other parties to the Debt Commitment Letter, or (4) would reasonably be expected to prevent or in any material respect impede or delay the consummation of the Debt Financing (the items described in the preceding clauses (A)(1) through (4) (and subject to exclusions set forth below), collectively, the “Restricted Debt Commitment Amendments”), or (B) terminate the Debt Commitment Letter unless such Debt Commitment Letter is replaced with another commitment letter or comparable financing commitment that would not reasonably be expected to result in a Restricted Debt Commitment Amendment; provided, that the existence or exercise of the “flex” provisions contained in the Fee Letter shall not constitute a Restricted Debt Commitment Amendment; and provided, further, that Amneal may modify, supplement, amend or amend and restate, or waive any provision or remedy under, the Debt Commitment Letter if such amendment, modification or waiver is not a Restricted Debt Commitment Amendment, it being understood that any modification, supplement, amendment or amendment and restatement solely to add lenders, lead arrangers, bookrunners, syndication agents and similar entities (and make incidental or conforming amendments or modifications to reflect the addition of any such lenders, lead arrangers, bookrunners, syndication agents and similar entities) shall not be a Restricted Debt Commitment Amendment. Upon any such amendment, modification, waiver or replacement of the Debt Commitment Letter or the Debt Financing Commitments in accordance with this Section 6.11(a)(ii), the terms “Debt Commitment Letter”, “Debt Financing” and “Debt Financing Commitments” shall mean, other than for purposes of the representations and warranties made as of the date of this Agreement in Section 4.25, the Debt Commitment Letter and Debt Financing Commitments, respectively, as so amended, modified, waived or replaced. Any material consent, approval, agreement or determination required or contemplated to be made by Amneal under the Debt Commitment Letter shall be made in reasonable consultation with Impax. Amneal shall promptly furnish Impax with copies of any marketing materials, rating agency presentations, information memoranda or any other documents or communications prepared or received by Amneal or any of its Affiliates in connection with the Debt Financing Commitments, including any material drafts or final versions of definitive documentation with respect thereto (other than any internal documents prepared by Amneal or any of its Subsidiaries and not distributed to lenders or their counsel or any other third party). In addition, (i) Amneal shall provide Impax and its outside counsel a reasonable opportunity to review and comment on any material drafts of any documents related to the Debt Financing Commitments prior to the dissemination of such documents to any third parties (it being understood that any such comments will be considered in good faith by Amneal, subject to its reasonable discretion) and (ii) keep Impax fully informed at all times of its efforts to arrange, and the status of, the Debt Financing.

(iii) In the event that any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitments (as such terms may be modified or adjusted in accordance with the terms of, and within the limits of, the “flex” provisions contained in the Fee Letter), regardless of the reason therefor, Amneal shall (A) promptly notify Impax of such unavailability and (B) use reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, alternative financing (“Alternative Financing”) in an amount sufficient, when added to the portion of the Debt Financing that is available, to pay the Required Amount from the same or other sources (1) on terms not less favorable, in any material respect, when taken as a whole, to Amneal and Impax than those contained in the Debt Commitment Letter and with lenders reasonably satisfactory to Amneal and (2) that does not contain any other terms that would reasonably be expected to prevent or in any material respect impede or delay the consummation of the Transactions and the Ancillary Transactions or otherwise constitute a Restricted Debt Commitment Amendment. For the purposes of this Agreement, other than for purposes of the representations and warranties made as of the date hereof in Section 4.25, the terms “Debt Commitment Letter”, “Debt Financing” and “Debt Financing Commitments” shall be deemed to include any commitment letter (or similar agreement), debt financing or commitment with respect to any Alternative Financing arranged in compliance herewith (and the Debt Commitment Letter, Debt Financing and Debt Financing Commitment remaining in effect at the time in question), and all references to the Debt Financing Sources shall include the persons providing or arranging such alternative debt financing.

(iv) Amneal shall provide Impax with prompt written notice of (A) any breach or default by any party to the Debt Commitment Letter or the Definitive Agreements, if any, of which Amneal has Knowledge or any termination of the Debt Commitment Letter of which Amneal has Knowledge, (B) the receipt of any notice or other communication from any Debt Financing Source with respect to (1) any actual or threatened breach, default, termination or repudiation by any party to the Debt Commitment Letter or the Definitive Agreements, if any, or any provision thereof, and (2) any dispute or disagreement between or among any parties to the Debt Commitment Letter or the Definitive Agreements that would reasonably be expected to result in the unavailability of the Debt Financing on the Closing Date or reasonably be likely to delay or impede the Closing, or (C) any change or event that, individually or in the aggregate, would reasonably be expected to cause any condition precedent of the Debt Financing (or any Alternative Financing obtained in accordance with this Section 6.11) to not be satisfied or waived on or prior to the Closing Date and result in the unavailability of the Debt Financing in the amounts contemplated by the Debt Commitment Letter (it being understood that in no event will Amneal be obligated to disclose any information the disclosure of which would result in the loss of attorney-client privilege).

(v) Nothing in this Section 6.11 or any other provisions of this Agreement shall require, and in no event shall the “reasonable best efforts” of Amneal be deemed or construed to require, Amneal to (A) except as expressly set forth in Section 6.11(a)(iii) with respect to alternative financing, seek or accept Debt Financing on terms less favorable in the aggregate than those set forth in the Debt Commitment Letter (including the “flex” provisions thereof) provided on the date of this Agreement, (B) waive any term or condition of this Agreement or (C) pay any fees in excess of those contemplated by the Debt Financing Commitments (whether to secure waiver of any conditions contained therein or otherwise). For the avoidance of doubt, Amneal’s obligations and responsibilities under this Section 6.11(a) shall only apply to the Debt Financing and shall not apply to any debt financing arrangements to be negotiated by Amneal in the event it desires to propose changes to the terms of this Agreement in connection with the procedures contemplated by Sections 5.02(e) or 5.02(f).

(b) (i) Impax shall use reasonable best efforts to, and shall use reasonable best efforts to cause each of its Subsidiaries and their respective Representatives to, provide (A) the cooperation listed below in clauses (A), (B), (D) and (E) with respect to any Amneal Equity Secondary and (B) customary cooperation as reasonably requested by Amneal in connection with the Debt Financing, including by using reasonable best efforts to:

(A) upon reasonable prior notice, and after reasonable consultation, make available Impax’s senior officers for participation in a reasonable number of meetings, presentations (including lender presentations), road shows, due diligence sessions, drafting sessions and sessions with rating agencies, in relation to the marketing of the Debt Financing or any Amneal Equity Secondary,

(B) to cause its independent auditors to cooperate with due diligence matters in connection with the Debt Financing or any Amneal Equity Secondary,

(C) upon reasonable request, identify any material non-public information relating to Impax (but in no event shall Impax be required to disclose any non-public information to the extent it would result in the public disclosure of such information) and provide customary authorization letters in connection with any marketing materials related to the Debt Financing,

(D) deliver such due diligence materials as are reasonably available to it and as are reasonably requested by Amneal and customarily delivered in connection with marketing materials in connection with the Debt Financing or any Amneal Equity Secondary,

(E) assist in the preparation and negotiation and execution and delivery as of the Closing any definitive documents related to the Debt Financing or any Amneal Equity Secondary (including any schedules and exhibits thereto) as may be reasonably requested,

(F) assist with Amneal’s preparation of pro forma and projected financial statements and financial information necessary to satisfy a condition to the Debt Financing set forth in the Debt Commitment Letter or customarily included in marketing material (but Impax shall have no obligation to prepare or provide the pro forma or projected financial statements and financial information),

(G) furnish Amneal and the Debt Financing Sources no later than three (3) Business Days prior to the Closing Date all documentation and other information with respect to Impax and its Subsidiaries as shall have been reasonably requested in writing by Amneal at least ten (10) Business Days prior to the Closing Date that is required in connection with the Debt Financing by U.S. regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, or that are required by Section 6 of Exhibit D of the Debt Commitment Letter,

(H) facilitate the pledging of collateral in connection with the Debt Financing, and

(I) obtain and deliver executed Payoff Letters and instruments of termination and discharge reasonably requested by Amneal.

(ii) Notwithstanding the foregoing: (A) such requested cooperation shall not unreasonably interfere with the ongoing operations of Impax or any of its Subsidiaries; (B) neither Impax nor any of its Subsidiaries shall (1) be required to pay any commitment or other similar fee in connection with the Debt Financing prior to the Closing; (2) have any liability or obligation under any agreement or any document related to the Debt Financing until the Closing occurs; (3) be required to incur any liability that is not expressly provided for in this Section 6.11 in connection with the Debt Financing and not otherwise indemnified hereunder; (4) otherwise be required to take any action in violation or conflict with any of Impax or its Subsidiaries’ respective organizational documents or applicable Law; (5) be required to deliver opinions of external or internal counsel; (6) be required to provide access to or disclose information that would reasonably be expected to jeopardize attorney-client privilege or contravene Law or violate any Contract; (7) be required to waive or amend any terms of this Agreement or any other Contract to which Impax or its Subsidiaries is a party; (8) be required to provide any cooperation to the extent it would (x) cause any condition to Closing set forth in Article VII not to be satisfied or cause (y) a breach of this Agreement; (9) be required to execute (except authorization letters in connection with any marketing materials contemplated above), prior to the Closing Date, any definitive financing documents, including any credit or other agreements, pledge or security documents, or other certificates or documents in connection with the Debt Financing, and no obligation of Impax or its Subsidiaries under any document, agreement or any other contract relating to the Debt Financing shall be operative prior to the Closing; and (C) notwithstanding the above, all corporate, limited liability or other organizational actions shall be deemed to become effective only if and when the Closing occurs and shall be derived exclusively from the authority of, and shall only be taken by, the board of directors of Impax and its Subsidiaries or other governing body of Impax and its Subsidiaries as constituted after giving effect to the Closing.

(iii) Amneal shall indemnify and hold harmless Impax and its Subsidiaries, and their respective officers, employees and Representatives, from and against any and all liabilities or losses suffered or incurred by them in connection with the Debt Financing and any information utilized in connection therewith, except in the event such liabilities or losses arose out of or result from (i) the willful misconduct, gross negligence or bad faith of Impax and its Subsidiaries or (ii) historical information furnished in writing by or on behalf of Impax and its Subsidiaries expressly for inclusion in any marketing materials. If this Agreement is terminated pursuant to Article VIII, Amneal shall, promptly upon request by Impax, reimburse Impax and its Subsidiaries for all reasonable and documents out-of-pocket costs incurred by Impax and its Subsidiaries (including those of its Affiliates and Representatives) in connection with taking action required or requested by Amneal pursuant to this Section 6.11.

(iv) Impax hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos shall be used solely in a manner that is not intended or reasonably likely to harm or disparage Impax and its Subsidiaries or the reputation or goodwill of Impax and its Subsidiaries.

(v) For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 6.11 represent the sole obligation of Impax, its Subsidiaries and Affiliates and their respective Representatives with respect to cooperation in connection with the arrangement of the Debt Financing and no other provision of this Agreement (including the Exhibits and Disclosure Letters hereto) shall be deemed to expand or modify such obligations.

(c) All non-public or otherwise confidential information regarding Impax or its Subsidiaries obtained by Amneal or its Representatives pursuant to this Section 6.11 shall be kept confidential in accordance with the terms of the Confidentiality Agreement; provided, that notwithstanding the terms of the Confidentiality Agreement, Amneal and its Representatives may provide such information to their financing sources (including the Debt Financing Sources), potential sources of capital, and to rating agencies and prospective lenders and investors during marketing of the Debt Financing, subject to customary confidentiality arrangements with such persons regarding such information.

Section 6.12 Stock Exchange Delisting and Deregistration. Impax and Amneal will cooperate and use their respective reasonable best efforts to cause the delisting of the shares of Impax Common Stock from the NASDAQ Global Select Market and the deregistration of such shares under the Exchange Act as promptly as practicable following the Closing in compliance with applicable Law.

Section 6.13 New York Stock Exchange Listing. Prior to the Closing, Impax and Amneal shall use reasonable best efforts to cause the shares of Class A Common Stock to be issued in connection with the Holdco Share Issuances to be approved for listing on the NYSE under the ticker symbol AMRX (or if such ticker symbol becomes unavailable, such other ticker symbol as may be agreed upon in writing by the parties), including by submitting prior to the Closing an initial listing application with the NYSE (the “NYSE Listing Application”) with respect to such shares, subject to official notice of issuance. Each of Amneal and Impax shall promptly furnish all information concerning itself and its Affiliates as may be reasonably requested by the other party and shall otherwise reasonably assist and cooperate with the other in connection with the preparation, filing and distribution of the NYSE Listing Application. Each of Amneal and Impax will use their respective reasonable best efforts to (i) cause the NYSE Listing Application, when filed, to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the NYSE or its staff concerning the NYSE Listing Application and (iii) have the NYSE Listing Application approved by the NYSE as promptly as practicable after such filing. No submission of, or amendment or supplement to, the NYSE Listing Application, or response to NYSE comments with respect thereto, will be made by Amneal or Impax, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other party a reasonable opportunity to review and comment thereon. Amneal or Impax, as applicable, will promptly notify the other upon the receipt of any comments from the NYSE or any request from the NYSE for amendments or supplements to the NYSE Listing Application and will, as promptly as practicable after receipt thereof, provide the other with copies of all material correspondence between it and its Representatives, on the one hand, and the NYSE, on the other hand, and all written comments with respect to the NYSE Listing Application received from the NYSE and advise the other on any oral comments with respect to the NYSE Listing Application received from the NYSE. Impax will advise Amneal, promptly after Holdco receives notice thereof, of the time of the approval of the NYSE Listing Application and the approval of the shares of Class A Common Stock to be issued in connection with the Holdco Share Issuances for listing on the NYSE, subject only to official notice of issuance.

Section 6.14 Section 16 Matters. Prior to the Closing, Impax and Holdco shall take all such steps as may be reasonably necessary or appropriate to cause any dispositions of Impax Common Stock (including derivative securities with respect to Impax Common Stock) or acquisitions of Holdco Common Stock (including derivative securities with respect to Holdco Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Impax or Holdco, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.15 ISRA Compliance. Amneal and Impax acknowledge that the Transactions, including additional actions that may be contemplated to occur after the Closing, may require the parties thereto or their subsidiaries to comply with ISRA. If it is determined that ISRA compliance is required for the Transactions contemplated under this Agreement, each of Impax and Amneal shall provide to the other party documentation reasonably acceptable to the other that is sufficient to establish that the Closing complies with the requirements of ISRA, which may include, for any of the subject facilities, either (i) a Response Action Outcome (as defined by ISRA) letter, (ii) a NJDEP-approved de minimis quantity exemption under N.J. Admin Code §7.26B-5-9, (iii) an NJDEP-approved Remediation in Progress Waiver (as defined by ISRA), or (iv) a remediation certification, with a Remediation Funding Source (as defined by ISRA). If a remediation certification has been filed for any ISRA subject facilities, the Subsidiary that is the owner, lessee or operator of the facility (or appropriate Amneal entity, as mutually agreed to by the parties) shall be designated as the responsible party for all future actions necessary to comply with ISRA. Amneal and Impax shall reasonably cooperate with all actions taken by the other party or its Subsidiaries in furtherance of their ISRA obligations under this Section 6.15, including but not limited to signing any required certifications or submissions to NJDEP. If it is determined that ISRA compliance will be required for any post-closing actions, each of Impax and Amneal shall cooperate and cause its Subsidiaries to cooperate with the designated responsible party with regard to any actions required to comply with ISRA, including providing access to its facilities and record necessary for completion of site investigations, execution of required certifications, and completion and submission to NJDEP of such notices and applications as are reasonably necessary for the expeditious completion of the parties’ ISRA compliance obligations. It is understood that each party shall be responsible for its own ISRA compliance costs and expenses and that liability for site investigation or remediation, if any is required, shall remain the responsibility of the entity that is the owner, lessee or operator of the ISRA-subject property.

Section 6.16 Certain Pre-Closing Actions.

(a) Amneal Pre-Closing Actions. Prior to the Closing, Amneal shall take all actions set forth on Section 6.16 of the Amneal Disclosure Letter (such actions, the “Amneal Pre-Closing Actions”); provided, that Section 6.16 of the Amneal Disclosure Letter may be amended or modified by Amneal with the prior written consent of Impax (such consent not to be unreasonably withheld, conditioned or delayed). Immediately following the Recapitalization, Amneal shall cause each Existing Amneal Member to contribute its Amneal Units to Amneal Holdings, LLC in exchange for additional interests in Amneal Holdings, LLC (and shall cause the schedule of members to the Restated Amneal LLC Operating Agreement to be updated accordingly).

(b) Impax Pre-Closing Actions. Prior to the Closing, Impax shall take all actions set forth on Section 6.16 of the Impax Disclosure Letter (such actions, the “Impax Pre-Closing Actions”); provided, that Section 6.16 of the Impax Disclosure Letter may be amended or modified by Impax with the prior written consent of Amneal (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.17 Impax Director and Officer Resignations. At the Closing, Impax shall deliver to Amneal evidence reasonably satisfactory to Amneal of the resignation, effective at the Contribution Effective Time, of each director and officer of Impax in office as of immediately prior to the Impax Merger Effective Time.

Section 6.18 Certain Tax Matters. None of Impax nor Amneal nor any of their respective Affiliates shall knowingly take any action or fail to take any reasonable action if such action or failure to act would be reasonably likely to prevent or impede (i) the Impax Merger and the LLC Conversion, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the Contribution from qualifying as an exchange to which Section 721(a) of the Code applies. The parties will report the transactions described in the preceding sentence in the manner set forth therein except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

Section 6.19 Treatment of Impax Convertible Notes; Convertible Note Hedge Transactions.

(a) Upon at least five (5) Business Days’ prior written notice from Amneal made not later than thirty (30) days prior to the anticipated Closing Date, Impax shall use its reasonable best efforts to if requested by Amneal, commence a stand-alone consent solicitation with respect to one or more covenants in the Impax Indenture, the primary purpose of which would be to facilitate the Transactions and the Ancillary Transactions contemplated by this Agreement, and which would include a covenant by Impax to tender for any and all outstanding Impax Convertible Notes promptly following the Closing Date (the “Impax Liability Management Transaction”). The Impax Liability Management Transaction will contain such customary terms and conditions as are reasonably requested by Amneal (provided, that the consideration to be paid in connection therewith shall be determined by Amneal in its reasonable discretion) and an expiration date not later than one Business Day prior to the consummation of the offer to purchase the Impax Convertible Notes; provided, that (i) this Agreement shall have not been terminated in accordance with Article VIII and (ii) Impax shall have received from Amneal within such period all necessary and appropriate documentation in connection with the Impax Liability Management Transaction, including the consent solicitation statement and consent forms and other related documents (collectively, the “Liability Management Documents”), which shall be in form and substance reasonably satisfactory to Impax. Impax shall use its commercially reasonable efforts to promptly make any change to the terms and conditions of the Impax Liability Management Transaction reasonably requested by Amneal; provided that no extension of the expiration date shall occur without the prior written consent of Impax (which shall not be unreasonably withheld, conditioned or delayed to the extent that such extension would not reasonably be expected to cause a delay in or prevent the Closing). Notwithstanding the foregoing, the effectiveness of any proposed amendments to the Impax Indenture contemplated by the Impax Liability Management Transactions hall be conditioned upon the occurrence of the Closing and any proposed amendments to the Impax Indenture contemplated by the Impax Liability Management Transaction shall revert to the form in effect prior to the effectiveness of any proposed amendments and be of no further effect if this Agreement is terminated pursuant to Article VIII. Amneal shall only request Impax and its Subsidiaries to conduct the Impax Liability Management Transaction in compliance with the applicable rules and regulations of the SEC, including Rule 14e-1 under the Exchange Act and the indenture relating to the Impax Convertible Notes. Amneal shall ensure that the Surviving Company shall have all funds necessary to pay any consideration required to be paid in connection with the Impax Liability Management Transaction.

(b) In the event that Impax commences the Impax Liability Management Transaction, Impax agrees that, promptly following any consent expiration date, assuming the requisite consents are received and the conditions set forth in the Impax Indenture have been satisfied, Impax shall execute a supplemental indenture to the Impax Indenture, which supplemental indenture shall implement the amendments set forth in the Liability Management Documents and shall become operative upon the Closing. Amneal shall provide, or cause to be provided, the requisite amount of funds to Impax for all payments to holders of Impax Convertible Notes in respect of any consents validly delivered and not revoked in accordance with the Impax Liability Management Transaction and, all other fees and expenses relating to the Impax Liability Management Transaction.

(c) Any Liability Management Documents (including all amendments or supplements thereto) and all mailings to the holders of the Impax Convertible Notes in connection with any Impax Liability Management Transaction shall be subject to the prior review of, and comment (which review and comment shall be made as promptly as reasonably practical) by, Impax and Amneal and shall be reasonably acceptable in form and substance to each of them. If, at any time prior to the completion of the Impax Liability Management Transaction, any information in the Liability Management Documents should be discovered by Impax, on the one hand, or Amneal, on the other, which should be set forth in an amendment or supplement thereto, so that they shall not contain any untrue statements of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party in writing, and an appropriate amendment or supplement describing such information shall be disseminated by or on behalf of Impax to the holders of the Impax Convertible Notes. Notwithstanding anything to the contrary in this Section 6.19, Impax shall comply in all material respects with all Laws in connection with the Impax Liability Management Transaction. To the extent that the provisions of the Impax Indenture, the Impax Convertible Notes or of any Law conflict with this Section 6.19, Impax shall comply with the Impax Indenture, the Impax Convertible Notes and applicable Law and in all material respects shall not be deemed to have breached its obligations hereunder by such compliance.

(d) Notwithstanding the foregoing: (A) neither Impax nor any of its Subsidiaries shall (1) be required to pay any fees in connection with the Impax Liability Management Transaction prior to the Closing; (2) have any liability or obligation under any agreement or any document related to the Impax Liability Management Transaction until the Closing occurs; (3) be required to incur any liability that is not expressly provided for herein in connection with the Impax Liability Management Transaction and not otherwise indemnified hereunder; (4) otherwise be required to take any action in violation or conflict with any of Impax or its Subsidiaries’ respective organizational documents or applicable Law; (5) be required to deliver opinions of external or internal counsel; (6) be required to provide access to or disclose information that would reasonably be expected to jeopardize attorney-client privilege or contravene Law or violate any Contract; (7) be required to waive or amend any terms of this Agreement or any other Contract to which Impax or its Subsidiaries is a party; (8) be required to provide any cooperation to the extent it would (x) cause any condition to Closing set forth in Article VII not to be satisfied or cause (y) a breach of this Agreement; (9) no material obligation of Impax or its Subsidiaries under any document, agreement or any other contract relating to the Impax Liability Management Transaction shall be operative prior to the Closing; and (B) notwithstanding the above, all corporate, limited liability or other organizational actions shall be deemed to become effective only if and when the Closing occurs, and shall only be taken by, the board of directors of Impax and its Subsidiaries or other governing body of Impax and its Subsidiaries as constituted after giving effect to the Closing.

(e) Amneal shall indemnify and hold harmless Impax and its Subsidiaries, and their respective officers, employees and Representatives, from and against any and all liabilities or losses suffered or incurred by them in connection with the Impax Liability Management Transaction and any information utilized in connection therewith, except in the event such liabilities or losses arose out of or result from (i) the willful misconduct, gross negligence or bad faith of Impax and its Subsidiaries or (ii) historical information furnished in writing by or on behalf of Impax and its Subsidiaries expressly for inclusion in any marketing materials. If this Agreement is terminated pursuant to Article VIII, Amneal shall, promptly upon request by Impax, reimburse Impax and its Subsidiaries for all reasonable and documents out-of-pocket costs incurred by the Company and its Subsidiaries (including those of its Affiliates and Representatives) in connection with taking action required or requested by Amneal pursuant to this Section 6.19.

(f) Notwithstanding anything to the contrary herein, it is expressly agreed by the parties hereto that the failure to obtain the consent of the holders of the Impax Convertible Notes in connection with any Impax Liability Management Transaction or the inability to redeem any of the Impax Convertible Notes on the Closing Date shall not be deemed to be a breach by Impax under this Agreement or otherwise delay the Closing; provided, that the foregoing is not intended to limit any rights or remedies that Amneal may have under this Agreement in the event of any applicable breach by Impax of any of its obligations set forth in this Section 6.19. Furthermore, Impax shall have been deemed to perform all of its obligations under this Section 6.19 unless it materially breaches this Section 6.19 and such breach is a substantial cause of the Impax Liability Management Transaction not being consummated.

(g) Impax, Amneal and Holdco shall take all necessary action to execute and deliver to the Trustee (as defined in Impax Indenture) a supplemental indenture to the Impax Indenture, in form reasonably satisfactory to the Trustee and Amneal, pursuant to the terms of the Impax Indenture, to provide that on and after the Closing, each holder of the Impax Convertible Notes shall have the right to convert such Impax Convertible Notes into the conversion consideration determined by reference to the consideration receivable upon consummation of the Impax Merger in respect of each share of Impax Common Stock in accordance with, and subject to, the provisions of the Impax Indenture (including any applicable increase in the “Conversion Rate” or decrease in the “Conversion Price” (each as defined in the Impax Indenture) thereunder in connection with the Impax Merger) in each case in accordance with, and subject to the Impax Indenture (including without limitation the time periods specified therein), as a result of the execution and delivery of this Agreement and the Transactions. Impax shall provide Amneal and its Representatives reasonable opportunity to review and comment on any material written notice or material communication to or with holders of the Impax Convertible Notes or with the Trustee under the Impax Indenture at least two (2) Business Days prior to the dispatch or making thereof, and Impax shall give reasonable and good faith consideration to any comments made by Amneal or its Representatives.

(h) Impax will use commercially reasonable efforts to cooperate with Amneal to obtain the consent of Royal Bank of Canada (the “Call Spread Dealer”) to terminate the Convertible Note Hedge Transaction at or as promptly as practicable following the Closing. Impax will use commercially reasonable efforts to involve Amneal in connection with any discussions, negotiations or communications, and Impax will involve Amneal in connection with any agreements, with the Call Spread Dealer or any of its Affiliates (including each other counterparty to the Convertible Note Hedge Transactions) with respect to any determination, adjustment, cancellation, termination, exercise, settlement or computation in connection with the Convertible Note Hedge Transactions, including with respect to any cash amounts and/or shares of Impax Common Stock that may be receivable, issuable, deliverable or payable by Impax pursuant to the Convertible Note Hedge Transactions or any adjustments of the terms thereof, and Impax will give prior notice to Amneal of any such discussions, negotiations, communications or agreements; provided that if such prior notice is not reasonably practicable, Impax shall give Amneal notice of any such discussions, negotiations, communications or agreements promptly after such discussions, negotiations, communications or agreements, with a description in reasonable detail thereof. Impax (i) prior to the Closing, will not, and will cause its Representatives not to, without Amneal’s prior written consent, such consent not to be unreasonably withheld, delayed or conditioned (x) make any amendments, modifications or other changes to the terms of, or agree to any adjustment under or amounts due upon termination, cancellation or early settlement of, the Convertible Note Hedge Transactions, or (y) exercise any right it may have to terminate, or cause the early settlement or cancellation of, any of the Convertible Note Hedge Transactions and (ii) will keep Amneal fully informed of all discussions and negotiations relating to the foregoing. Impax will use commercially reasonable efforts to timely take all such other actions as may be required in accordance with, and subject to, the terms of the Convertible Note Hedge Transactions, including delivery of any notices or other documents or instruments required to give effect to the foregoing or in connection with the consummation of the Transactions, each of which will be so delivered substantially in the form previously provided to Amneal for Amneal’s review other than to address comments provided by Amneal or its Representatives. In addition, Impax will promptly (and, in any event, within one Business Day) provide to Amneal a copy of any written notice received from the Call Spread Dealer in connection with the Convertible Note Hedge Transactions (including any written notice with respect to any determination, adjustment, cancellation, termination, exercise, settlement or computation in connection with the Convertible Note Hedge Transactions). For the avoidance of doubt, nothing contained herein this Agreement shall prohibit Impax from settling upon conversion of the Impax Convertible Notes in accordance with the terms of the Impax Indenture and complying with the terms of the Convertible Note Hedge Transactions in connection therewith and nothing herein shall require Impax to effect a termination or settlement of the Convertible Note Hedge Transactions prior to the Closing.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.01 Conditions to Each Party’s Obligation to Effect the Transactions. The respective obligation of each party to effect the Transactions is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Impax Stockholder Approval. The Impax Stockholder Approval shall have been obtained.

(b) Antitrust. (i) The waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated and (ii) any waiting period or approval or authorization required to be obtained from any Governmental Authority under any other applicable Competition Law for the consummation of the Transactions shall have been expired or been obtained, as applicable.

(c) No Injunctions or Restraints. (i) No Law shall have been enacted or promulgated by any Governmental Authority of competent jurisdiction which prohibits or makes illegal the consummation of the Transactions and (ii) no Governmental Authority shall have issued an order or injunction or taken any other action enjoining or otherwise prohibiting the consummation of the Transactions which remains pending (collectively, “Restraints”).

(d) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC.

(e) Listing. The shares of Class A Common Stock to be issued in connection with the Holdco Share Issuances shall have been approved for listing on the NYSE, subject only to official notice of issuance.

(f) Ancillary Agreements. Each of the Ancillary Agreements shall have been duly executed and delivered by each party thereto.

Section 7.02 Conditions to Obligation of Amneal. The obligation of Amneal to effect the Transactions is further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. Each of (i) the representations and warranties of Impax set forth in the first and fourth sentences of Section 3.01, and in Section 3.02, Section 3.03, Section 3.05(b), and Section 3.23 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except that such representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), (ii) the representations and warranties of Impax set forth in Section 3.04(a), Section 3.05(a), Section 3.25, Section 3.26, Section 3.27 and Section 3.28 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date (except that such representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date) and (iii) the other representations and warranties of Impax set forth in this Agreement shall be true and correct (without giving effect to any qualification as to materiality or Impax Material Adverse Effect contained in Article III) as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing (except that such representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except where any failures of any such representations and warranties covered by clause (iii) to be true and correct would not reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect, and Amneal shall have received a certificate signed on behalf of Impax by the Chief Executive Officer or the Chief Financial Officer of Impax to the foregoing effect.

(b) Performance of Obligations of Impax. Impax shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Amneal shall have received a certificate signed on behalf of Impax by the Chief Executive Officer or the Chief Financial Officer of Impax to the foregoing effect.

(c) No Impax Material Adverse Effect. Since the date of this Agreement, there shall not have been any change, effect, event, circumstance, occurrence or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect.

Section 7.03 Conditions to Obligation of Impax and Holdco. The obligation of Impax to effect the Transactions is further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. Each of (i) the representations and warranties of Amneal set forth in the first and fourth sentences of Section 4.01, and in Section 4.02, Section 4.03, Section 4.05(b) and Section 4.23 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except that such representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date), (ii) the representations and warranties of Amneal set forth in Section 4.04(a), Section 4.05(a) and Section 4.24 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date (except that such representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date) and (iii) the other representations and warranties of Amneal set forth in this Agreement shall be true and correct (without giving effect to any qualification as to materiality or Amneal Material Adverse Effect contained in Article IV) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing (except that such representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except where any failures of any such representations and warranties covered by clause (iii) to be true and correct would not reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect, and Impax shall have received a certificate signed on behalf of Amneal by the Chief Executive Officer or the Chief Financial Officer of Amneal to the foregoing effect.

(b) Performance of Obligations of Amneal. Amneal shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Impax shall have received a certificate signed on behalf of Amneal by the Chief Executive Officer or the Chief Financial Officer of Amneal to the foregoing effect.

(c) No Amneal Material Adverse Effect. Since the date of this Agreement, there shall not have been any change, effect, event, circumstance, occurrence or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, an Amneal Material Adverse Effect.

(d) Amneal Debt. As of the Closing, the aggregate indebtedness for borrowed money under the Existing Credit Facilities of Amneal and its Subsidiaries on a consolidated basis shall not exceed $1,600,000,000.

(e) Amneal Pre-Closing Actions. All Amneal Pre-Closing Actions shall have been consummated prior to the Closing.

Section 7.04 Frustration of Closing Conditions. None of Impax or Amneal may rely on the failure of any condition set forth in Section 7.01, Section 7.02 or Section 7.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its reasonable best efforts to consummate the Transactions, as required by and subject to Section 6.04.

ARTICLE VIII

TERMINATION

Section 8.01 Termination. This Agreement may be terminated at any time prior to the Closing, whether before or after receipt of the Impax Stockholder Approval (unless otherwise specified below):

(a)	by mutual written consent of Amneal and Impax;

(b)	by either Amneal or Impax if:

(i) the Transactions shall not have been consummated on or before midnight New York City time on the later of (A) July 17, 2018 and (B) the seventy-fifth (75th) day following the date on which the Registration Statement shall have been declared effective under the Securities Act (the “Outside Date”); provided, that the Outside Date shall not be later than October 17, 2018; provided, further, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose action or failure to act has been the primary cause of or resulted in the failure of the Transactions to be consummated on or before such date;

(ii) any Restraint having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to any party if such party (and in the case of Impax, if Holdco or Merger Sub) has not complied in all material respects with its obligations under Section 6.04; or

(iii) if the Impax Stockholder Approval shall not have been obtained at the Impax Stockholder Meeting duly convened therefor or at any adjournment or postponement thereof;

(c)	by Amneal if:

(i) Impax shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than those set forth in Section 5.02), which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b) and (B) is incapable of being cured or is not cured by Impax by the earlier of (1) thirty (30) days following receipt of written notice from Amneal of such breach or failure to perform and (2) the Outside Date;

(ii) prior to the time the Impax Stockholder Approval is obtained, the Impax Board shall have effected a Change of Recommendation.

(iii) Impax shall have materially breached any of its covenants set forth in Section 5.02;

(iv) following the public announcement of a Competing Proposal (other than by the commencement by a third party of a tender offer or exchange offer for equity securities of Impax subject to Regulation 14D under the Exchange Act), the Impax Board shall have failed to publicly reaffirm the Impax Board Recommendation and publicly recommend the rejection of such Competing Proposal within ten (10) Business Days after receipt of a written request by Amneal for such public reaffirmation and recommendation (the “Reaffirmation Date”) (it being understood and agreed that if Impax shall have furnished a Notice of Superior Proposal Action on or prior to such tenth (10th) Business Day, then the Reaffirmation Date shall be the later of (A) such tenth (10th) Business Day and (B) the first Business Day following the lapse of the later of (I) the ninety-six (96) hour period following delivery of such Notice of Superior Proposal Action and (II) such later period, if any, mandated by the last parenthetical phrase in Section 5.02(e)(y)); or

(v) following the commencement by a third party of a tender offer or exchange offer for equity securities of Impax subject to Regulation 14D under the Exchange Act, the Impax Board shall have failed to recommend in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance by Impax’s stockholders of such tender offer or exchange offer on or prior to the tenth (10th) Business Day following such commencement;

(d)	by Impax:

(i) if Amneal shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b) and (B) is incapable of being cured or is not cured by Amneal by the earlier of (1) thirty (30) days following receipt of written notice from Impax of such breach or failure to perform and (2) the Outside Date; or

(ii) pursuant to Section 5.02(d); provided, that Impax pays the Termination Fee to Amneal in accordance with Section 8.02.

Any proper termination of this Agreement pursuant to this Section 8.01 shall be effective immediately upon the delivery of written notice of such termination by the terminating party to the other party.

Section 8.02 Termination Fees.

(a)	In the event that:

(i) (A) this Agreement is terminated by Amneal or Impax pursuant to Section 8.01(b)(i) or Section 8.01(b)(iii), (B) at any time after the date of this Agreement and prior to the date of such termination (in the case of a termination pursuant to Section 8.01(b)(i)) or the Impax Stockholder Meeting (in the case of a termination pursuant to Section 8.01(b)(iii)) a Competing Proposal has been publicly announced or otherwise made publicly known by any person (other than by Amneal) and, in either case, not publicly withdrawn (and in the case of a termination pursuant to Section 8.01(b)(iii), not publicly withdrawn prior to the Business Day prior to the date of the Impax Stockholder Meeting) and (C) Impax enters into a definitive agreement providing for a Competing Proposal (and subsequently consummates such Competing Proposal), or consummates a Competing Proposal, in each case, within twelve (12) months of such termination (provided, that for purposes of this Section 8.02(a)(i), the reference to “20%” in the definition of Competing Proposal shall be deemed to be “50%”), then within two (2) Business Days of such consummation, Impax shall pay to Amneal the Termination Fee by wire transfer in immediately available funds to an account specified in writing by Amneal;

(ii) this Agreement is terminated by Impax pursuant to Section 8.01(d)(ii), then prior to or simultaneously with such termination, Impax shall pay to Amneal the Termination Fee by wire transfer in immediately available funds to an account specified in writing by Amneal; or

(iii) this Agreement is terminated by Amneal pursuant to Section 8.01(c)(ii), Section 8.01(c)(iii), Section 8.01(c)(iv) or Section 8.01(c)(v), then within two (2) Business Days of such termination, Impax shall pay to Amneal the Termination Fee by wire transfer in immediately available funds to an account specified in writing by Amneal.

(b) (i) if this Agreement is terminated by Impax or Amneal pursuant to Section 8.01(b)(iii), then Impax shall reimburse Amneal for all reasonable out-of-pocket fees and expenses incurred by Amneal in connection with this Agreement and the Transactions (such expenses, collectively, the “Third Party Expenses”), up to a maximum of $15,000,000, by wire transfer of same-day funds within two (2) Business Days following the date on which Amneal submits to Impax true and correct copies of reasonable documentation supporting such Third Party Expenses.

(c) The parties hereto expressly acknowledge and agree that (i) the agreements contained in this Section 8.02 are an integral part of the Transactions, (ii) without these agreements, the parties would not enter into this Agreement, (iii) the payments required pursuant to this Section 8.02 are not penalties, but rather are liquidated damages in a reasonable amount that will compensate Amneal in the circumstances in which such payments are payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision and (iv) the amount of the Termination Fee, if and as applicable, is fair, after taking into account the value of the Transactions and all the costs and expenses already incurred by the parties before entering into this Agreement. In no event shall Impax be required to pay Amneal more than one Termination Fee, if and as applicable, pursuant to this Section 8.02.

(d) The parties hereto expressly acknowledge and agree that: (i) upon any valid termination of this Agreement where the Termination Fee becomes due and payable, the payment of the Termination Fee pursuant to Section 8.02(a) shall be in full and complete satisfaction of any and all monetary damages of Amneal and its Affiliates, and their respective directors, officers and other Representatives, arising out of or related to this Agreement or the Transactions, including as a result of any breach of this Agreement, the termination of this Agreement, the failure to consummate the Transactions, and any claims or actions under applicable Law arising out of such breach, termination or failure; and (ii) in no event shall Amneal or its Affiliates, or any of their respective directors, officers or other Representatives, be entitled to seek or obtain any recovery or judgment in excess of the Termination Fee (plus, in the case the Termination Fee is not timely paid, the amounts described in Section 8.02(e)) against Impax, its Subsidiaries and any of its or their respective directors, officers and other Representatives; provided, that, notwithstanding anything to the contrary in this Section 8.02(d), payment by Impax of the Termination Fee pursuant to Section 8.02(a) shall not relieve Impax from any liability or damage resulting from fraud or any willful and material breach of this Agreement; provided, however, that such Termination Fee shall be credited towards any future award of damages awarded to Amneal pursuant to any claim based on fraud or any willful and material breach of this Agreement.

(e) If Impax fails promptly to pay any amount due pursuant to this Section 8.02 and, in order to obtain such payment, Amneal commences a suit that results in a judgment against Impax for any such amount, Impax shall pay to Amneal its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on such amount from the date such amount was required to be paid until the date of payment at the prime rate as published in The Wall Street Journal in effect on the date such amount was required to be paid.

Section 8.03 Effect of Termination. In the event of termination of this Agreement by either Impax or Amneal as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Amneal or Impax, other than the provisions of the penultimate sentence of Section 6.03, Section 6.06, Section 6.11(b)(ii), Section 6.19(e), Section 6.19(f), Section 8.02, this Section 8.03 and Article IX, which provisions shall survive such termination; provided, however, that nothing herein shall relieve any party from any liability for fraud or any willful and material breach of this Agreement.

Section 8.04 Procedure for Termination. A termination of this Agreement pursuant to Section 8.01 shall, in order to be effective, require, in the case of Amneal or Impax, action by the Amneal Board or the Impax Board, as applicable.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Closing.

Section 9.02 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given, delivered and/or provided (a) when delivered personally, by facsimile (which is confirmed by a printed confirmation produced by the sending machine) or by e-mail of a .pdf attachment (for which a confirmation email is obtained), or (b) on the next Business Day when dispatched for overnight delivery by Federal Express or a similar courier, in either case, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Amneal, to:

Amneal Pharmaceuticals LLC

400 Crossing Boulevard, Third Floor

Bridgewater, New Jersey 08807

Facsimile No.: (908) 947-3144

Attn: Sheldon Hirt, Senior Vice President, General Counsel

Email: shirt@amneal.com

with copies to:

Latham & Watkins LLP

885 3rd Ave.

New York, NY 10022

Facsimile No.: (212) 751-4864

Attention: Charles K. Ruck; R. Scott Shean

Email: charles.ruck@lw.com; scott.shean@lw.com

if to Impax, to:

Impax Laboratories, Inc.

31047 Genstar Road

Hayward, CA 94544

Facsimile No.: (510) 240-6096

Attention: General Counsel

Email: MSchlossberg@impaxlabs.com

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Facsimile No.: (212) 291-9004; (212) 291-9076

Attention: Francis J. Aquila; Matthew G. Hurd

Email: aquilaf@sullcrom.com; hurdm@sullcrom.com

Section 9.03 Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions applicable to the relevant person that has made a Competing Proposal that are no less favorable in the aggregate to Impax than those contained in the Confidentiality Agreement, it being understood that such confidentiality agreement need not prohibit the making or amendment of a Competing Proposal.

“Affiliate”, with respect to any person, means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

“Amneal Equity Award” means any interests or rights that are linked to the value of Amneal LLC Interests or membership interests in Amneal Holdings, LLC or any of its Subsidiaries granted under the Amneal Plans.

“Amneal Equity Secondary” means a privately negotiated sale (to one or more purchasers in transactions exempt from the registration requirements of the Securities Act) of up to 60,000,000 Amneal Units (or shares of Class A Common Stock issuable upon the exchange thereof) in the aggregate pursuant to commitments negotiated and executed between the Amneal Group Representative and such purchasers prior to the Closing.

“Amneal Group Representative” means Amneal Holdings, LLC, a Delaware limited liability company, and its successors and assigns.

“Amneal LLC Interest” means a limited liability company interest of Amneal.

“Amneal LLC Operating Agreement” means the Second Amended and Restated Limited Liability Company Agreement of Amneal, dated as of May 1, 2015, as amended to date.

“Amneal Material Adverse Effect” means any change, effect, event, circumstance, occurrence or state of facts that (a) is materially adverse to the business, condition (financial or otherwise), assets or results of operations of Amneal and its Subsidiaries (taken as a whole), or (b) prevents or materially impairs or materially delays the ability of Amneal and its Subsidiaries, as applicable, to consummate the Transactions, other than in the case of clause (a), any change, effect, event, circumstance, occurrence or state of facts to the extent relating to (i) changes in general economic conditions or the credit, financial or capital markets, including changes in interest or exchange rates; (ii) changes in general conditions in any industry in which Amneal or any of its Subsidiaries operates or participates; (iii) the announcement, pendency or anticipated consummation of the Transactions; (iv) any failure, in and of itself, by Amneal to meet any analyst projections or any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics before, on or after the date of this Agreement (provided, that the underlying factors contributing to such failure shall not be deemed excluded unless such underlying factors would otherwise be excepted from this definition); (v) changes in general regulatory or political conditions after the date of this Agreement; (vi) changes in GAAP or applicable Law or the interpretation thereof after the date of this Agreement; (vii) actions taken by Amneal and its Subsidiaries, as applicable, as expressly required by this Agreement; (viii) any natural or man-made disaster; (ix) any pandemic, act of terrorism, sabotage, military action or war, or any escalation or worsening thereof or (x) solely for purposes of the condition set forth in Section 7.03(c), any matter expressly disclosed in the Amneal Disclosure Letter; provided that with respect to clauses (i), (ii), (v), (vi), (viii) and (ix), such change, effect, event, circumstance, occurrence or state of facts does not disproportionately adversely affect Amneal compared to other companies operating in the industry in which Amneal operates.

“Amneal Material Subsidiaries” means each Subsidiary of Amneal set forth on Section 9.03(a) of the Amneal Disclosure Letter.

“Amneal Member” means a holder of limited liability company interests in Amneal, who has been admitted to Amneal as a member thereof pursuant to the terms of the Restated Amneal LLC Operating Agreement.

“Amneal Units” means Common Units (as defined in the Restated Amneal LLC Operating Agreement).

“Ancillary Agreements” means the Stockholders Agreement, the Tax Receivable Agreement, the Restated Amneal LLC Operating Agreement, and the Contribution Agreement.

“Ancillary Transactions” means the transactions contemplated by each of the Ancillary Agreements.

“Black Scholes Value” means, with respect to any Impax Option, the value of the unexercised portion of such Impax Option based on the Black and Scholes Option Pricing Model obtained from the “OV” function of Bloomberg using (A) a risk-free interest rate corresponding to the rate on U.S. Treasury securities with a maturity date corresponding to the number of years remaining in the term of such Impax Option as of the Closing Date, (B) an expected volatility equal to the 180-day volatility obtained from the HVT function on Bloomberg as of the Impax Measurement Date, (C) an underlying price per share equal to the Impax Measurement Price and (D) a remaining term of such Impax Option equal to the time between the Closing Date and the expiration date of such Impax Option (for the avoidance of doubt, for purposes of (A) and (D), without taking into account any shortened exercise period of such Impax Option due to termination of employment at or following the Closing).

“Bloomberg” means Bloomberg Financial Markets.

“Business Day” means a day, other than a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Competing Proposal” means any inquiry, proposal or offer made by any person (other than Amneal or any of its Affiliates) or “group,” within the meaning of Section 13(d) of the Exchange Act (other than one including Amneal or any of its Affiliates), for, in a single transaction or series of related transactions, any (i) acquisition of assets of Impax and its Subsidiaries equal to twenty percent (20%) or more (based on the fair market value thereof) of Impax’s consolidated assets (including capital stock of the Subsidiaries of Impax), taken as a whole, or to which twenty percent (20%) or more of Impax’s revenues on a consolidated basis are attributable, (ii) acquisition of twenty percent (20%) or more of the outstanding Impax Common Stock, (iii) tender offer or exchange offer that if consummated would result in any person or “group” beneficially owning, directly or indirectly, twenty percent (20%) or more of the outstanding Impax Common Stock or (iv) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, equity investment, joint venture or similar transaction involving Impax or any of its Subsidiaries pursuant to which any person or “group” would own, directly or indirectly, (x) twenty percent (20%) or more of the outstanding Impax Common Stock or the surviving entity in a merger or the resulting direct or indirect parent of Impax or such surviving entity or (y) businesses or assets (including capital stock of the Subsidiaries of Impax) that constitute twenty percent (20%) or more of the consolidated revenues, net income or total assets of Impax and its Subsidiaries.

“Competition Law” means any domestic or foreign antitrust, competition and merger control Law that is applicable to the Transactions.

“Contract” means any binding written or oral agreement, deed, mortgage, lease, license, instrument, note, license, commitment, permit (other than a permit with a Governmental Authority) undertaking, arrangement or contract, including all amendments thereto.

“Convertible Note Hedge Transactions” means, collectively, (a) the base call option transaction confirmation and base call option side letter, each dated June 25, 2015, (b) the additional call option transaction confirmation and additional call option side letter, each dated June 26, 2015, (c) the base warrant transaction confirmation and base warrant side letter, each dated June 25, 2015, and (d) the additional warrant transaction confirmation and additional warrant side letter, each dated June 26, 2015, in each case, between Impax and Royal Bank of Canada.

“DEA” means the United States Drug Enforcement Administration.

“Debt Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter.

“Debt Financing Parties” means (a) the Debt Financing Sources and their respective Affiliates and (b) the former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, agents and representatives of the persons identified in clause (a), in each case, in their respective capacities as such.

“Debt Financing Sources” means the persons, including the lenders that have committed to provide or arrange any Debt Financing or alternative debt financing in connection with the transactions contemplated hereby, including the parties named in the Debt Commitment Letter and any joinder agreements, note purchase agreements, indentures or credit agreements entered into pursuant thereto or relating thereto and, in each case, their respective successors and assigns.

“Environmental Laws” means all federal, state, local and foreign statutes, Laws, judicial decisions, regulations, ordinances, rules, judgments, orders, codes, injunctions, permits and governmental agreements relating to the protection of the environment, or human health and safety solely as it relates to occupational exposure to Hazardous Materials, including Laws relating to Releases or threatened Releases of Hazardous Materials into the indoor or outdoor environment (including ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials but excluding for the avoidance of doubt Laws concerning products liability or FDA regulatory matters.

“Environmental Liabilities” means, with respect to any person, any and all liabilities of or relating to such person or any of its Subsidiaries (including any entity which is, in whole or in part, a predecessor of such person or any of such Subsidiaries), whether vested or unvested, contingent or fixed, including contractual, which arise under applicable Environmental Laws or with respect to Hazardous Materials exposure.

“Executive Order” means Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, and relating to Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism.

“Existing Amneal Member” means the persons set forth on Section 9.03(b) of the Amneal Disclosure Letter.

“Existing Credit Facilities” means the Indebtedness set forth on Section 9.03(c) of the Amneal Disclosure Letter (with respect to Amneal and its Subsidiaries) or Section 9.03(c) of the Impax Disclosure Letter (with respect to Impax and its Subsidiaries).

“FDA” means the United States Food and Drug Administration.

“Fully Diluted Impax Share Number” means, as of immediately prior to the Impax Merger Effective Time, the sum of (a) the number of shares of Impax Common Stock (excluding Impax Restricted Shares) outstanding, (b) the Net Settlement Impax Restricted Shares Number; (c) the quotient (rounded up to the nearest whole share) obtained by dividing (i) the aggregate Black Scholes Value of all outstanding Impax Options (whether or not such Impax Options are then exercisable and regardless of the exercise price of any such Impax Options) by (ii) the Impax Measurement Price, (d) if the conversion price of the Impax Convertible Notes is less than or equal to the Impax Measurement Price, the number of shares of Impax Common Stock into which the Impax Convertible Notes may be converted and (e) the number of shares of Impax Common Stock into which any outstanding convertible or exchangeable securities (other than Impax Options and the Impax Convertible Notes) may be converted or exchanged (provided, that any applicable conversion or exchange price in connection with the conversion or exchange of such securities is less than or equal to the Impax Measurement Price).

“Government Programs” means Title XVIII (“Medicare”) and Title XIX (“Medicaid”) of the Social Security Act, CHAMPUS, TRICARE and any other federal health care program, as defined in 42 U.S.C. § 1320a-7b(f) or State health care program, as defined in 42 U.S.C. § 1320a-7(h), or successor programs to any of the above.

“Governmental Authority” means any government, court, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational, including any contractor acting on behalf of such agency, commission, authority or governmental instrumentality.

“Hazardous Material” means all substances or materials regulated or designated as hazardous, toxic, explosive, dangerous, flammable, radioactive, solid or hazardous waste, or a pollutant or contaminant under any Environmental Law, including petroleum, petroleum products, or petroleum waste, asbestos, polychlorinated biphenyls, mold, radon and any other substance regulated under Environmental Laws due to a potential for causing harm.

“Healthcare Regulatory Authorizations” means all approvals, clearances, authorizations, registrations, certifications, licenses and permits granted by any Healthcare Regulatory Authority, including all investigational new drug applications and new drug applications.

“Holdco Share Issuances” means (a) the issuance of shares of Class B Common Stock pursuant to Section 1.01(d) to each Existing Amneal Member and (b) the future issuances of Conversion Shares in accordance with the Restated Amneal LLC Operating Agreement.

“Impax Convertible Notes” means those certain 2.00% Convertible Senior Notes due 2022, issued pursuant to the Impax Indenture.

“Impax Indenture” means the Indenture, dated as of June 30, 2015, between Impax and Wilmington Trust, National Association, as Trustee.

“Impax Material Adverse Effect” means any change, effect, event, circumstance, occurrence or state of facts that (a) is materially adverse to the business, condition (financial or otherwise), assets or results of operations of Impax and its Subsidiaries (taken as a whole), or (b) prevents or materially impairs or materially delays the ability of Impax and its Subsidiaries, as applicable, to consummate the Transactions, other than in the case of clause (a), any change, effect, event, circumstance, occurrence or state of facts to the extent relating to (i) changes in general economic conditions or the credit, financial or capital markets, including changes in interest or exchange rates; (ii) changes in general conditions in any industry in which Impax or any of its Subsidiaries operates or participates; (iii) the announcement, pendency or anticipated consummation of the Transactions; (iv) any failure, in and of itself, by Impax to meet any analyst projections or any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics before, on or after the date of this Agreement (provided, that the underlying factors contributing to such failure shall not be deemed excluded unless such underlying factors would otherwise be excepted from this definition); (v) changes in general regulatory or political conditions after the date of this Agreement; (vi) changes in GAAP or applicable Law or the interpretation thereof after the date of this Agreement; (vii) changes in the trading price or volume of the Impax Common Stock (provided, that the underlying factors contributing to such change shall not be excluded unless such underlying factors would otherwise be excepted from this definition); (viii) actions taken by Impax and its Subsidiaries, as applicable, as expressly required by this Agreement; (ix) any natural or man-made disaster; (x) any pandemic, act of terrorism, sabotage, military action or war, or any escalation or worsening thereof or (xi) solely for purposes of the condition set forth in Section 7.02(c), any matter expressly disclosed in the Impax Disclosure Letter or the Impax SEC Documents filed prior to the date hereof (and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date of this Agreement and (B) excluding any disclosure contained in such Impax SEC Documents under the heading “Risk Factors” or “Cautionary Statement About Forward-Looking Statements” or similar heading and any other disclosures contained or referenced therein of factors or risks that are predictive, cautionary or forward-looking in nature); provided that with respect to clauses (i), (ii), (v), (vi), (ix) and (x), such change, effect, event, circumstance, occurrence or state of facts does not disproportionately adversely affect Impax compared to other companies operating in the industry in which Impax operates.

“Impax Material Subsidiaries” means each Subsidiary of Impax set forth on Section 9.03(b) of the Impax Disclosure Letter.

“Impax Measurement Date” means the third complete trading day prior to (and excluding) the Closing Date.

“Impax Measurement Price” means the closing price per share of Impax Common Stock on NASDAQ on the Impax Measurement Date (as reported by Bloomberg).

“Impax Stockholders” mean the holders of Impax Common Stock.

“Indebtedness” of any person means, without duplication, (i) all obligations of such person for borrowed money, (ii) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such person under conditional sale or other title retention agreements relating to property acquired by such person, (iv) all obligations of such person in respect of the deferred purchase price of property or services (excluding (A) current accounts payable incurred in the ordinary course of business and (B) accruals for payroll and other liabilities accrued in the ordinary course of business), (v) the Existing Credit Facilities (including any accrued and unpaid interest thereon and any premiums, fees and expenses related to the repayment thereof) and all Indebtedness secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such person, whether or not the Indebtedness secured thereby has been assumed, (vi) all guarantees or collateral security by such person of Indebtedness of others (excluding guarantees or collateral security, as applicable, of Indebtedness in favor of Impax or any of its Subsidiaries), (vii) all capital lease obligations of such person, (viii) all obligations, contingent or otherwise, of such person as an account party in respect of letters of credit and letters of guaranty, (ix) all obligations, contingent or otherwise, of such person in respect of bankers’ acceptances, (x) all obligations under derivative financial instruments, including interest rate caps, swaps, collars or similar transactions or currency hedging transaction of such person (valued at the termination value thereof) and (xi) all accrued and unpaid interest, if any, on and all make-whole amounts, prepayment penalties, breakage fees and other exit fees paid or payable in the event that any of the foregoing is to be repaid or otherwise discharged and any similar costs and expenses. The Indebtedness of any person shall include the Indebtedness of any other entity (including any partnership in which such person is a general partner) to the extent such person is liable therefor as a result of such person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such person is not liable therefor.

“Intellectual Property” means any and all of the following in any and all jurisdictions throughout the world: (i) patents, patent applications and all reissues, divisions, renewals, extensions, provisionals, disclosures, continuations, substitutions, continuations-in-part additions, confirmations, registrations, patent rights under any post-grant proceedings, any confirmation patent or registration patent or patent of addition based on any such patent, patent term adjustments, patent term extensions, and supplemental protection certificates or requests for continued examinations, foreign counterparts, and the like of any of the foregoing; (ii) trademarks, service marks, trade dress, corporate names, logos and slogans, corporate common law trademarks and services marks other identifiers of source of goodwill, whether or not registered (and all translations, adaptations, derivations and combinations of the foregoing), and Internet domain names and domain name registrations, together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works, whether registered or unregistered; (iv) technology, models and methodologies, all technical information, know-how and data, including inventions (whether or not patentable), invention disclosures, improvements, drug candidates, trade secrets and other confidential information, specifications, instructions, processes, formulae and other technology applicable to formulations, compositions or products or to their manufacture, development, registration, use or marketing or to methods of assaying or testing them or processes for their manufacture, formulations containing them or compositions incorporating or comprising them, and including all biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing, nonclinical and clinical data, regulatory data and filings, instructions, processes, formulae and information, relevant to the research, development, manufacture, use, importation, offering for sale or sale of, and/or which may be useful in studying, testing, developing, producing or formulating, products, or intermediates for the synthesis thereof, and in each case all documentation relating to any of the foregoing (“Trade Secrets”); and (v) computer software (including source code, executable code, data, databases, and documentation).

“Intervening Event” means an event, fact, circumstance, development or occurrence materially affecting the business, assets or operations of Amneal or Impax (other than any matter that relates to a Superior Proposal or one resulting from a material breach of this Agreement by Amneal or Impax) that is unknown to, and not reasonably foreseeable by, the Impax Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known, understood or reasonably foreseeable by the Impax Board as of the date of this Agreement), which event, fact, circumstance, development, occurrence, magnitude or material consequence becomes known to or by the Impax Board prior to the date of the Impax Stockholder Meeting.

“IRS” means the Internal Revenue Service.

“ISRA” means the New Jersey Industrial Site Recovery Act, N.J. Stat. Ann.§ 13.1-et seq. and any regulations promulgated thereunder.

“Knowledge” of any person that is not an individual means, (i) with respect to Impax or Holdco regarding any matter in question, the actual (but not constructive or imputed) knowledge (after due inquiry of the officers of Impax with oversight responsibilities for the matter in question) of the individuals listed on Section 9.03(d) of the Impax Disclosure Letter and (ii) with respect to Amneal regarding any matter in question, the actual (but not constructive or imputed) knowledge (after due inquiry of the officers of Amneal with oversight responsibilities for the matter in question) of the individuals listed on Section 9.03(d) of the Amneal Disclosure Letter.

“Laws” means any laws (statutory, common or otherwise), constitutions, treaties, conventions, ordinances, codes, rules, regulations, orders, injunctions, judgments, decisions, decrees, rulings, assessments, orders, legally enforceable policies or other similar requirements enacted, adopted, promulgated or applied by a Governmental Authority.

“Lien” means any lien, security interest, deed of trust, mortgage, pledge, encumbrance, restriction on transfer, proxy, voting trust or agreement, hypothecation, assignment, claim, right of way, defect in title, encroachment, easement, restrictive covenant, charge, deposit arrangement, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever including any conditional sale or other title retention agreement, the interest of a lessor under a capital lease and any financing lease having substantially the same economic effect as any of the foregoing, and the filing of any financing statement under the Uniform Commercial Code or comparable Law of any jurisdiction naming the owner of the asset to which such lien relates as debtor, or any restriction on the creation of any of the foregoing.

“NASDAQ” means the NASDAQ Stock Market LLC.

“Net Settlement Impax Restricted Shares Number” means the number of Exchanged Impax Restricted Shares to be issued in exchange for the Impax Restricted Shares pursuant to Section 2.04(b), assuming that Tax withholding with respect to vesting of the Impax Restricted Shares (at the statutory minimum withholding rate) is effectuated by net cashless settlement.

“NJDEP” means the New Jersey Department of Environmental Protection.

“NYSE” means the New York Stock Exchange.

“Paragraph IV Certification Notice” means the notice of certification required by 21 U.S.C. § 355(b)(3) or 21 U.S.C. § 355(j)(2)(B).

“Paragraph IV Proceeding” means an infringement Litigation Proceeding filed pursuant to 35 U.S.C. § 271(e)(2) with respect to a product.

“Payoff Letters” means one or more customary payoff letters relating to the Existing Credit Facilities is owed setting forth the amount of, or the formula for the determination of, the amount required to discharge in full all of such Indebtedness as of the Closing Date and the instructions for the payment of such Indebtedness and evidencing that upon payment of the amount set forth in such letter at Closing, such payment would result in the full repayment, satisfaction, release and discharge of all current and future obligations in respect of such Indebtedness owed to such person and all current and future Liens relating to such Indebtedness (subject to customary requirements including debt reinstatement).

“Permitted Liens” means (i) any liens for taxes not yet delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens arising or incurred in the ordinary course of business securing amounts that are not overdue for a period of more than sixty (60) days or the amount or validity of which is being contested in good faith by appropriate proceedings; (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation; (iv) easements, rights-of-way, restrictions and other similar non-monetary encumbrances that, in the aggregate, do not materially detract from the current use of the property subject thereto; (v) zoning, building or other restrictions, variances, restrictive covenants or declarations that are not materially violated by the current use or operation of the property subject thereto; (vi) licenses of Intellectual Property in the ordinary course of business; (vii) Liens securing any Indebtedness set forth in Section 9.03(e) of the Impax Disclosure Letter or Section 9.03(e) of the Amneal Disclosure Letter, as applicable; (viii) Liens described in, set forth in or securing the Amneal Leases or the Impax Leases, as applicable; (ix) non-monetary Liens or imperfections of title that have arisen in the ordinary course of business, which Liens or imperfections of title do not materially detract from the value, or otherwise materially interfere with the present use, of Impax Real Property, or Amneal Real Property, as applicable; (x) Liens or imperfections of title relating to liabilities reflected, or adequately reserved against, in the Amneal Financial Statements or the financial statements (including any related notes) contained in the Impax SEC Documents; (xi) Liens securing the Existing Credit Facilities, but solely to the extent such Liens are released at Closing; and (xii) such other non-monetary Liens as do not materially detract from the value, or otherwise materially interfere with the present use, of any of Impax’s, Amneal’s or any of their respective Subsidiaries’ fee or leasehold interest in Impax Real Property or Amneal Real Property, as applicable, or otherwise materially impair Impax’s, Amneal’s or any of their respective Subsidiaries’ business operations.

“person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“Prohibited Person” means any person:

(i) listed in the Annex to, or is otherwise subject to the provisions of, the Executive Order;

(ii) that is owned or controlled by, or acting for or on behalf of, any person or entity that is listed in the Annex to, or is otherwise subject to the provisions of, the Executive Order;

(iii) with whom either party hereto is prohibited from dealing or otherwise engaging in any transaction by any terrorism or money laundering legal requirements, including the USA PATRIOT Act and the Executive Order;

(iv) that commits, threatens or conspires to commit or supports “terrorism” as defined in the Executive Order;

(v) that is named as a “specifically designated national” on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control at its official website or at any replacement website or other replacement official publication of such list or is named on any other U.S. or foreign government or regulatory list issued post-September 11, 2001;

(vi) that is covered by the International Emergency Economic Power Act, 50 U.S.C. §1701 et. seq., the U.S. Department of Treasury’s Office of Foreign Asset Control, or any other Law relating to the imposition of economic sanctions against any country, region or individual pursuant to United States law or United Nations resolution; or

(vii) that is an affiliate (including any principal, officer, immediate family member or close associate) of a person described in one or more of clauses (i)—(vi) of this definition of Prohibited Person.

“Proxy Statement/Prospectus” means the definitive proxy statement/prospectus (including any amendment or supplement thereto) included in the Registration Statement relating to the matters to be submitted to Impax Stockholders for approval at the Impax Stockholder Meeting, which will also be used as a prospectus of Holdco with respect to the issuance of shares of Holdco Common Stock in connection with the Transactions (including the Conversion Shares).

“Registration Statement” means the registration statement on Form S-4 to be filed with the SEC (including any pre-effective or post-effective amendments or supplements thereto) registering the public offering and sale of shares of Holdco Common Stock to be issued in connection with the Transactions (including the Conversion Shares).

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property.

“Representatives” means, with respect to any person, such person’s officers, directors, managers, employees, financing sources, consultants, agents, financial advisors, attorneys, accountants, other advisors, Affiliates and other representatives.

“Restated Amneal LLC Operating Agreement” means the Third Amended and Restated Limited Liability Company Agreement of Amneal attached as Exhibit H to this Agreement.

“Stockholders Agreement” means that certain Stockholders Agreement, in the form attached hereto as Exhibit I.

“Subsidiary”, with respect to any person, means (i) another person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% of the equity interests of which) is owned directly or indirectly by such first person or (ii) another person of which such first person or any of its Subsidiaries is a general partner, manager, managing member or the equivalent.

“Superior Proposal” a written Competing Proposal that the Impax Board has determined, after consultation with its outside legal counsel and financial advisor, in its good faith judgment, taking into account the conditionality, expected timing and likelihood of consummation of the proposal, this Agreement (including any changes or modifications to this Agreement or the Ancillary Agreements or the Transactions or the Ancillary Transactions offered by Amneal and capable of acceptance) and all other factors the Impax Board determines in good faith to be relevant, (i) is reasonably likely to be consummated, (iii) for which financing, if a cash transaction (in whole or in part), is then fully committed or is, in the judgment of the Impax Board, reasonably obtainable and (iii) if consummated, would result in a transaction more favorable to Impax Stockholders from a financial point of view than the Transactions; provided that for purposes of this definition of “Superior Proposal,” the references to “twenty percent (20%)” in the definition of Competing Proposal shall be deemed to be references to “fifty percent (50%).”

“Tax” or “Taxes” means all taxes, however denominated, including any interest, penalties, fines, fees, duties, charges, levies, assessments, reassessments or additions to taxes of any kind whatsoever that may become payable in respect thereof, imposed by any taxing authority under any Law, which taxes shall include, but not be limited to, all income, gross receipts, ad valorem, payroll, employee, withholding, employment, unemployment, social security, disability, profit, custom, duty, transfer duties, impact, hospital, health, profits, paid up capital, transfer, severance, environmental (including taxes under Section 59A of the Code), greenmail, licenses, value-

added goods and services, sales, harmonized sales, anti-dumping, import, capital, insurance, social security, sales and use, capital gains, transfer, disability, leasing, occupation, excise, franchise, add-on minimum, alternative, net worth, service, real and personal property, stamp, registration, premium and workers’ compensation and any obligation with respect to any Law regarding escheat or unclaimed property, and shall include any liability for any such amounts as a result of (i) being a member of a combined, consolidated, unitary, affiliated or similar group, (ii) being a transferee of or successor to any person or (iii) a contractual obligation to indemnify any person.

“Tax Receivable Agreement” means that certain Tax Receivable Agreement, in the form attached hereto as Exhibit J.

“Tax Return” means any return, report, declaration, remittance, notice, schedule, form, election, estimate, information statement, claim for refund and return or other document (including any related or supporting information and any amendment to any of the foregoing and any sales and use and resale certificates) filed or required to be filed with any taxing authority with respect to Taxes.

“Termination Fee” means a cash amount in immediately available funds equal to $45,000,000.

“Treasury Regulation” means one or more Treasury regulations promulgated under the Code, whether such regulations are in proposed, temporary or final form, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

TABLE OF DEFINED TERMS

401(k) Plan	Section 6.09(d)
Affected Employees	Section 6.09(a)
Agreement	Preamble
Alternative Financing	Section 6.11(a)(iii)
Amended and Restated Holdco Bylaws	Section 1.01(a)(i)
Amended and Restated Holdco Charter	Section 1.01(a)(i)
Anti-Corruption Laws	Section 3.21(c)
APHC	Recitals
Amneal	Preamble
Amneal Board	Recitals
Amneal Disclosure Letter	Article IV
Amneal Employees	Section 4.14(a)
Amneal ERISA Affiliate	Section 4.14(e)
Amneal Financial Statements	Section 4.07(a)
Amneal Indemnified Parties	Section 6.05(a)
Amneal Intellectual Property	Section 4.16(a)
Amneal Labor Agreement	Section 4.19
Amneal Lease	Section 4.17(i)
Amneal Leased Real Property	Section 4.17(a)
Amneal Material Contracts	Section 4.11(a)
Amneal Owned Real Property	Section 4.17(a)
Amneal Permits	Section 4.12(a)
Amneal Plans	Section 4.14(a)
Amneal Policies	Section 4.20
Amneal Pre-Closing Actions	Section 6.16(a)
Amneal Real Property	Section 4.17(a)
Burdensome Condition	Section 6.04(c)
Call Spread Dealer	Section 6.19(h)

Cancelled Shares	Section 2.01(b)
Capitalization Date	Section 3.03(a)
Certificate of Conversion	Section 1.01(b)(ii)
Certificate of Formation	Section 1.01(b)(ii)
Certificate of Merger	Section 1.01(a)(ii)
Change of Recommendation	Section 5.02(c)
Chosen Courts	Section 9.09(a)
Class A Common Stock	Section 1.01(c)(i)
Class B Common Stock	Section 1.01(d)
Closing	Section 1.03
Closing Date	Section 1.03
COBRA	Section 3.14(h)
Commercialization	Section 5.01(a)(viii)
Competing Proposal Agreement	Section 5.02(a)
Confidentiality Agreement	Section 6.03
Contribution	Section 1.01(c)(i)
Contribution Effective Time	Section 1.01(c)(ii)
Conversion Effective Time	Section 1.01(b)(ii)
Conversion Shares	Section 3.05(a)
Debt Commitment Letter	Section 4.25(a)
Debt Financing Commitments	Section 4.25(a)
Definitive Agreements	Section 6.11(a)
DGCL	Section 1.01(a)(ii)
Disclosure Letters	Section 9.15
DLLCA	Section 1.01(b)(i)
ERISA	Section 3.14(a)
Exchange Act	Section 3.06
Exchange Agent	Section 2.03(a)
Exchange Fund	Section 2.03(a)
Exchanged Impax Option	Section 2.04(a)
Exchanged Impax Restricted Share	Section 2.04(b)
FCPA	Section 3.21(c)
Fee Letter	Section 4.25(a)
FFDCA	Section 3.13(a)
GAAP	Section 3.07(a)
Good Clinical Practices	Section 3.13(d)
Good Laboratory Practices	Section 3.13(d)
Good Manufacturing Practices	Section 3.13(d)
Healthcare Laws	Section 3.13(a)
Healthcare Regulatory Authority	Section 3.06
Holdco	Preamble
Holdco Board	Section 1.05
Holdco Charter Amendment	Section 1.01(a)(i)
Holdco Common Stock	Section 1.01(d)
HSR Act	Section 3.06
Impax	Preamble
Impax 2002 Stock Plan	Section 3.03(a)
Impax Board	Recitals
Impax Board Recommendation	Section 3.04(a)
Impax Book-Entry Shares	Section 2.03(a)
Impax Bylaws	Section 3.01
Impax Certificates	Section 2.03(a)
Impax Charter	Section 3.01

Impax Common Stock	Section 3.03(a)
Impax Disclosure Letter	Article III
Impax Employees	Section 3.14(a)
Impax ERISA Affiliate	Section 3.14(e)
Impax ESPP	Section 3.03(a)
Impax Indemnified Parties	Section 6.05(a)
Impax Intellectual Property	Section 3.16(a)
Impax Lease	Section 3.17(i)
Impax Leased Real Property	Section 3.17(a)
Impax Liability Management Transaction	Section 6.19(a)
Impax Material Contracts	Section 3.11(a)
Impax Merger	Recitals
Impax Merger Effective Time	Section 1.01(a)(ii)
Impax Options	Section 3.03(a)
Impax Owned Real Property	Section 3.17(a)
Impax Permits	Section 3.12(a)
Impax Plans	Section 3.14(a)
Impax Policies	Section 3.20
Impax Pre-Closing Actions	Section 6.16(b)
Impax Preferred Stock	Section 3.03(a)
Impax Real Property	Section 3.17(a)
Impax Restricted Shares	Section 3.03(a)
Impax SEC Documents	Section 3.07(a)
Impax Stock Plans	Section 3.03(a)
Impax Stockholder Approval	Section 3.27
Impax Stockholder Meeting	Section 6.02
Liability Management Documents	Section 6.19(a)
Litigation Proceeding	Section 3.10
LLC Conversion	Section 1.01(b)(i)
Merger Consideration	Section 2.01(c)
Merger Sub	Preamble
Multiemployer Plan	Section 3.14(e)
Morgan Stanley	Section 3.23
Non-U.S. Amneal Plan	Section 4.14(k)
Non-U.S. Impax Plan	Section 3.14(l)
Notice of Change of Recommendation	Section 5.02(f)
Notice of Superior Proposal Action	Section 5.02(e)
NYSE Listing Application	Section 6.13
Outside Date	Section 8.01(b)(i)
Reaffirmation Date	Section 8.01(c)(iv)
Registered Amneal Intellectual Property	Section 4.16(b)
Registered Impax Intellectual Property	Section 3.16(b)
Required Amount	Section 4.25(b)
Restraints	Section 7.01(c)
Restricted Debt Commitment Amendments	Section 6.11(a)(ii)
Sarbanes-Oxley	Section 3.12(d)
SEC	Section 3.07(a)
Securities Act	Section 3.06
Surviving Company	Section 1.01(a)(iii)
Third Party Expenses	Section 8.02(b)
Transactions	Recitals
Unit Issuance	Section 1.01(c)(i)
U.S. Customs	Section 3.13(d)
WARN Act	Section 3.19

Section 9.04 Interpretation. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “ordinary course of business” shall be deemed to be followed by “consistent with past practice.” The phrase “made available,” when used in reference to anything made available to Amneal, Impax or their Representatives shall be deemed to mean uploaded to and made available to Amneal, Impax and their Representatives in the on-line data room or otherwise being in the possession of Amneal, Impax or their Representatives (and in such case accessible without limitation to Amneal and Impax). All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. The parties have participated jointly in the negotiating and drafting of this Agreement. In the event of an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 9.05 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Facsimile signatures or signatures received as a .pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.

Section 9.06 Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Impax Disclosure Letter, the Amneal Disclosure Letter, the Ancillary Agreements and the Exhibits hereto, and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, the Ancillary Agreements and the Confidentiality Agreement and, except with respect to the Impax Indemnified Parties and the Amneal Indemnified Parties, who are intended third party beneficiaries of the provisions of Section 6.05, and any Debt Financing Source and any Debt Financing Party, who are intended third party beneficiaries of the provisions of Section 9.07, 9.09(b), 9.10, 9.12, 9.17 and this 9.06, are not intended to confer upon any person other than the parties any rights, benefits or remedies.

Section 9.07 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof. Notwithstanding the foregoing, actions that may be based upon, arise out of or relate to the Debt Financing, the Debt Commitment Letter or the definitive documentation thereof, or the negotiation, execution or performance of any documentation related thereto, shall be governed by and construed in accordance with the laws of the State of New York regardless of the laws that might otherwise govern under applicable principles of conflicts thereof.

Section 9.08 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any party without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

Section 9.09 Specific Enforcement; Consent to Jurisdiction.

(a) The parties hereto agree that irreparable damage would occur and that they would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of actual damages, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto hereby submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such action or proceeding, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the action or proceeding is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware) (such courts, the “Chosen Courts”)). In addition, each of the parties irrevocably (a) submits itself to the exclusive jurisdiction of the Chosen Courts for the purpose of any litigation directly or indirectly based upon, relating to or arising out of this Agreement or any of the Transactions or the negotiation, execution or performance hereof or thereof, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from the Chosen Courts and (c) agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the Chosen Courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any litigation with respect to this Agreement, (x) any claim that it is not personally subject to the jurisdiction of the Chosen Courts for any reason other than the failure to serve in accordance with this Section 9.09, (y) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in Chosen Courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (z) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts. Each of the parties hereby irrevocably consents to service being made through the notice procedures set forth in Section 9.02 and agrees that service of any process, summons, notice or document by personal delivery to the respective addresses set forth in Section 9.02 shall be effective service of process for any litigation in connection with this Agreement or the Transactions. Nothing in this Section 9.09 shall affect the right of any party to serve legal process in any other manner permitted by Law.

(b) Notwithstanding anything in the preceding clause (a) to the contrary, and without limiting anything set forth in Section 9.17, each of the parties hereto (on behalf of itself and its controlled Affiliates) agrees that it will not bring or support any suit, action or other proceeding (whether at law, in equity, in contract, in tort or otherwise) against any Debt Financing Source or Debt Financing Party in any way relating to this Agreement or any of the transactions contemplated by this Agreement (including the Transactions and any related financing), including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than any New York State court or federal court sitting in the county of New York and the Borough of Manhattan (and appellate courts thereof), except to the extent such courts do not have jurisdiction over any Debt Financing Source or Debt Financing Party. The parties hereto further agree that all of the provisions of Section 9.10 relating to waiver of jury trial shall apply to any suit, action or other proceeding referenced in this Section 9.09.

Section 9.10 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS (INCLUDING ANY LEGAL ACTION AGAINST ANY DEBT FINANCING SOURCES OR DEBT FINANCING PARTIES ARISING OUT OF THIS AGREEMENT OR THE DEBT FINANCING). EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT

(A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.10.

Section 9.11 Severability. Except as expressly set forth in this Agreement, if any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 9.12 Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Impax Stockholder Approval; provided, however, that after the Impax Stockholder Approval has been obtained, there shall be made no amendment that by Law requires further stockholder approval without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. Notwithstanding anything herein to the contrary, Sections 9.06, 9.07, 9.09(b), 9.10, 9.17 and this Section 9.12 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to a Debt Financing Source or Debt Financing Party without the prior written consent of such Debt Financing Source or Debt Financing Party.

Section 9.13 Further Assurances. The parties agree to execute and deliver to each other such other documents and to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Section 9.14 Extension; Waiver.

(a) At any time prior to the Closing, each party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) to the extent permitted by Law, waive any inaccuracies in the representations and warranties contained herein by any other party or in any document, certificate or writing delivered pursuant hereto by any other applicable party or (iii) subject to the provision to the first sentence of Section 9.12 and to the extent permitted by Law, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

(b) The failure of any party to this Agreement to exercise any of its rights under this Agreement or otherwise shall not constitute a waiver by such party of such right.

Section 9.15 Disclosure Letters. All capitalized terms not defined in the Impax Disclosure Letter or the Amneal Disclosure Letter, as applicable (together, the “Disclosure Letters”) shall have the meanings ascribed to them in this Agreement. The representations, warranties, covenants and agreements of Impax and Amneal, as applicable, set forth in this Agreement are made and given subject to, and are qualified by, the Impax Disclosure Letter or Amneal Disclosure Letter, as applicable. Unless the context shall otherwise require, any disclosure set forth in one section or subsection of the Disclosure Letters shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of Article III or Article IV, as applicable, of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection of Article III or Article IV, as applicable. The Disclosure Letters may include brief descriptions or summaries of certain agreements and instruments. The descriptions or summaries do not purport to be comprehensive and are qualified in their entirety by reference to the text of the documents described. No disclosure set forth in the Disclosure Letters relating to any possible breach or violation of any Contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The inclusion of any information in the Disclosure Letters shall not be deemed to be an admission or acknowledgment that such information (a) is required by the terms of this Agreement to be disclosed, (b) is material to Impax or Amneal, as applicable, their respective Subsidiaries or any other party, (c) has resulted in or would result in an Impax Material Adverse Effect or Amneal Material Adverse Effect, as applicable, or (d) is outside the ordinary course of business. Matters reflected in the Disclosure Letters are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Letters. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.

Section 9.16 Limitation on Claims. Except with respect to claims of, or causes of action arising from, fraud, any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against persons that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein. Except with respect to claims of, or causes of action arising from, fraud, no former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, members, managers, agents, trustees, Affiliates, general or limited partners or assignees of Impax, Holdco, Amneal or of any former, current or future direct or indirect equity holder, controlling person, stockholder, director, officer, employee, member, manager, trustee, general or limited partner, Affiliate, agent or assignee of any of the foregoing shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of Impax, Holdco or Amneal under this Agreement or of or for any action, suit, arbitration, claim, litigation, investigation or proceeding based on, in respect of, or by reason of, the Transactions (including the breach, termination or failure to consummate such Transactions), in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law or otherwise and whether by or through attempted piercing of the corporate or partnership veil, by or through a claim by or on behalf of a party hereto or another person or otherwise.

Section 9.17 No Recourse. Notwithstanding anything to the contrary in this Agreement, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may only be made against the parties hereto, and no Debt Financing Source or Debt Financing Party shall have any liability for any obligations or liabilities of the parties hereto or for any claim (whether in contract, tort or otherwise), based on, in respect of, or by reason of, the Transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. In no event shall Impax or any of its Affiliates, and Impax agrees not to and to cause its Affiliates not to, (a) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Debt Financing Source or Debt Financing Party or (b) seek to enforce the commitments against, make any claims for breach of the Debt Financing commitments against, or seek to recover monetary damages from, or otherwise sue, the Debt Financing Sources or the Debt Financing Parties for any reason, including in connection with the Debt Financing commitments or the obligations of the Debt Financing Sources or the Debt Financing Parties thereunder.

[Signature page follows]

IN WITNESS WHEREOF, Amneal, Impax, Merger Sub and Holdco have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

AMNEAL PHARMACEUTICALS LLC

By:	/s/ Chintu Patel
	Name:	Chintu Patel
	Title:	Manager

By:	/s/ Chirag Patel
	Name:	Chirag Patel
	Title:	Manager

By:	/s/ Tushar Patel
	Name:	Tushar Patel
	Title:	Manager

By:	/s/ Gautam Patel
	Name:	Gautam Patel
	Title:	Manager

IMPAX LABORATORIES, INC.

By:	/s/ Paul M. Bisaro
	Name:	Paul M. Bisaro
	Title:	Chief Executive Officer and President

K2 MERGER SUB CORPORATION

By:	/s/ Paul M. Bisaro
	Name:	Paul M. Bisaro
	Title:	Chief Executive Officer and President

ATLAS HOLDINGS, INC.

By:	/s/ Paul M. Bisaro
	Name:	Paul M. Bisaro
	Title:	Chief Executive Officer and President

EXHIBIT C

LIMITED LIABILITY COMPANY AGREEMENT

OF

IMPAX LABORATORIES, LLC

This LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) of Impax Laboratories, LLC (the “Company”), effective as of the Conversion Effective Time (as defined below), is entered into by Atlas Holdings, Inc., as the sole member of the Company.

WHEREAS, on the date hereof, Impax Laboratories, Inc., a Delaware corporation (the “Corporation”), was converted to a limited liability company (the “LLC Conversion”) pursuant to Section 18-214 of the Delaware Limited Liability Company Act (as amended from time to time, the “Act”), and Section 266 of the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”), by causing the filing with the Secretary of State of the State of Delaware of a certificate of conversion to limited liability company (the “Certificate of Conversion”) and a certificate of formation of the Company (the “Certificate of Formation”); and

WHEREAS, the LLC Conversion became effective at such time as the Certificate of Conversion and Certificate of Formation were filed with the Secretary of State of the State of Delaware or at such other later time as was specified in the Certificate of Conversion and Certificate of Formation in accordance with the relevant provisions of the DGCL and the Act (such date and time is referred to herein as the “Conversion Effective Time”).

NOW, THEREFORE, the Member hereby agrees as follows:

1. Formation of Limited Liability Company. Atlas Holdings, Inc. (the “Member”), hereby continues the Company as a limited liability company pursuant to the provisions of the Act. The rights and obligations of the Member and the administration and termination of the Company shall be governed by this Agreement and the Act. This Agreement shall be considered the “Limited Liability Company Agreement” of the Company within the meaning of the Act. To the extent this Agreement is inconsistent in any respect with the Act, to the extent permitted by law, this Agreement shall control. At the Conversion Effective Time, (i) the amended and restated certificate of incorporation and the by-laws of the Corporation, each in effect at the Conversion Effective Time, were replaced and superseded in their entirety by the Certificate of Formation and this Agreement, (ii) Atlas Holdings, Inc., as the sole stockholder of the Corporation, executed this Agreement and was admitted to the Company as the sole member of the Company, and (iii) all of the shares of stock of the Corporation issued and outstanding immediately prior to the LLC Conversion were converted to all of the limited liability company interests in the Company.

2. Member. The Member is the sole and managing member of the Company.

3. Purpose. The purpose of the Company is to engage in any and all other lawful businesses or activities in which a limited liability company may be engaged under applicable law (including, without limitation, the Act).

4. Name. The name of the Company shall be “Impax Laboratories, LLC”.

5. Registered Agent and Principal Office. The address of the Company’s registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, Delaware, County of New Castle, 19808. The name of its registered agent at that address is Corporation Service Company. The Company may have such other offices as the Member may designate from time to time. The mailing address of the Company shall be as the Member may designate from time to time. The initial mailing address of the Company is [●].

6. Term of Company. The term of the Company shall continue in perpetuity until the dissolution of the Company in accordance with this Agreement and the Act. The existence of the Company as a separate legal entity shall continue until cancellation of the Certificate of Formation as provided in the Act.

EXHIBIT C

7. Authorized Person. [●] was designated as an authorized person within the meaning of the Act, and has executed, delivered and filed the Certificate of Formation of the Company (which filing is hereby ratified and approved) with the Secretary of State of the State of Delaware. Upon the filing of the Certificate of Formation his powers as authorized person shall cease, and the Member thereupon shall become the designated authorized person and shall continue as the designated authorized person within the meaning of the Act. The execution, delivery and filing of the Certificate of Conversion and the LLC Conversion are hereby ratified and approved.

8. Management of Company. All decisions relating to the business, affairs and properties of the Company shall be made by the Member in its capacity as the managing member. Notwithstanding any other provisions of this Agreement, the Member, acting alone, is authorized to execute and deliver any document on behalf of the Company without any vote or consent of any other person.

9. Officers. The Member may, from time to time as it deems necessary and advisable, designate natural persons as officers of the Company to manage the day-to-day business affairs thereof (the “Officers”). The Officers shall serve at the pleasure of the Member and the Member may assign to the Officers such titles as it deems appropriate. To the extent delegated by the Member, the Officers shall have the authority to act on behalf of, bind and execute and deliver documents in the name and on behalf of the Company. No such delegation shall cause the Member to cease to be the sole Member. The initial Officers are set forth on Exhibit A. An Officer may be removed with or without cause at any time by the Member.

10. Distributions. Each distribution of cash or other property by the Company shall be made 100% to the Member. Each item of income, gain, loss, deduction and credit of the Company shall be allocated 100% to the Member.

11. Certificates. Upon the determination of the Member, a certificate, or certificates, may be issued to represent the percentage limited liability company interest of the Member in the Company (“Membership Interest”). Each such certificate shall bear the following legend:

MEMBERSHIP INTERESTS IN IMPAX LABORATORIES, LLC, A DELAWARE LIMITED LIABILITY COMPANY (THE “COMPANY”), HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). IN ADDITION, THE INTERESTS HAVE NOT BEEN QUALIFIED UNDER THE DELAWARE SECURITIES ACT OR THE CALIFORNIA CORPORATE SECURITIES LAW OF 1968, OR ANY OTHER STATE SECURITIES LAW, AS AMENDED FROM TIME TO TIME (COLLECTIVELY, THE “STATE ACTS”). ANY TRANSFER OF SUCH INTERESTS WILL BE INVALID UNLESS A REGISTRATION STATEMENT UNDER THE SECURITIES ACT IS IN EFFECT AS TO SUCH TRANSFER OR IN THE OPINION OF COUNSEL FOR THE COMPANY, SUCH REGISTRATION IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE SECURITIES ACT OR SUCH STATE ACTS.

12. Limited Liability. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

13. Indemnification. To the fullest extent permitted by applicable law, the Member, representatives or agents of the Member; any employee or agent of the Company or its affiliates; or an officer of the Company that is not an employee (each, a “Covered Person”) shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person provided that: (a) any such action was undertaken in good faith on behalf of the Company and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, (b) any such action was reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, and (c) with respect to any criminal action or proceeding, such Covered Person had no

EXHIBIT C

reasonable cause to believe his, her or its action or omission was unlawful, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section shall be provided out of and to the extent of the Company assets only (including the proceeds or any insurance policy obtained pursuant to Section 15 hereof), and no Covered Person shall have any personal liability on account thereof.

14. Expenses. To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in Section 13 hereof.

15. Insurance. The Company shall purchase and maintain insurance, to the extent and in such amounts as the Member shall, in its sole discretion, deem reasonable, on behalf of Covered Persons and such other persons as the Member shall determine, against any liability that may be asserted against or expenses that may be incurred by any such person in connection with the activities of the Company or such indemnities, regardless of whether the Company would have the power to indemnify such person against such liability under the provisions of this Agreement. The Member and the Company may enter into indemnity contracts with Covered Persons and such other persons as the Board shall determine and adopt written procedures pursuant to which arrangements are made for the advancement of expenses and the funding of obligations under Section 14 hereof and containing such other procedures regarding indemnification as are appropriate.

16. Attorneys’ Fees. All of the indemnities provided in this Agreement shall include reasonable attorneys’ fees, including appellate attorneys’ fees, and court costs.

17. Survival of Indemnity Provisions. Except as otherwise specifically provided herein, all of the indemnity provisions contained in this Agreement shall survive the Member’s ceasing to be a member.

18. Dissolution and Winding Up. The Company shall dissolve and its business and affairs shall be wound up upon the first to occur of the following: (i) a written instrument executed by the Member to dissolve the Company, (ii) at any time there are no members of the Company unless the Company is continued without dissolution in accordance with the Act, or (iii) the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Act. The bankruptcy (as defined at Sections 18-101(1) and 18-304 of the Act) of the Member shall not cause the Member to cease to be a member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution.

19. Amendments. This Agreement may be amended or modified from time to time only by a written instrument executed by the Member.

20. Governing Law. The validity and enforceability of this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to otherwise governing principles of conflicts of law.

21. Severability of Provisions. Each provision of this Agreement shall be considered severable, and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement that are valid, enforceable and legal.

[Signature page follows]

IN WITNESS WHEREOF, the Member hereto has duly executed this Agreement as of the date first written above.

MEMBER
ATLAS HOLDINGS, INC.

By:

Title: [●]
Name: [●]

[Signature Page to Impax Laboratories, LLC Limited Liability Company Agreement]

EXHIBIT A

Initial Officers of the Company

Title	Name
[●]	[●]

EXHIBIT D

CERTIFICATE OF FORMATION

OF

IMPAX LABORATORIES, LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to herein as the “Delaware Limited Liability Company Act”), hereby certifies that:

1.	The name of the limited liability company (hereinafter called the “Limited Liability Company”) is Impax Laboratories, LLC.

2.	The address of the registered office and the name and the address of the registered agent of the Limited Liability Company required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are the Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, County of New Castle, 19808.

IN WITNESS WHEREOF, the undersigned, as an authorized person of the Limited Liability Company, has duly executed this Certificate of Formation as of the date set forth below.

Effective Date:                     , 201[    ].

By:	/s/ [●]

(Authorized Signatory for the Company)

EXHIBIT E

CONTRIBUTION AGREEMENT

by and between

ATLAS HOLDINGS, INC.

and

AMNEAL PHARMACEUTICALS LLC

Dated as of [●]

CONTRIBUTION AGREEMENT

This CONTRIBUTION AGREEMENT (this “Agreement”), dated as of the [●] day of [●], 201[●], is by and between ATLAS HOLDINGS, INC., a Delaware corporation (“Holdco”) and AMNEAL PHARMACEUTICALS LLC, a Delaware limited liability company (“Amneal”).

RECITALS

WHEREAS, Holdco and Amneal have entered into a Business Combination Agreement, dated as of [●], 2017 (the “Business Combination Agreement”) with K2 Merger Sub Corporation, a Delaware corporation and a wholly owned subsidiary of Holdco (“Merger Sub”) and Impax Laboratories, Inc., a Delaware corporation and the sole stockholder of Holdco (“Impax”), pursuant to which, among other things, as of the date hereof (i) Merger Sub has been merged with and into Impax, with Impax surviving the merger and continuing as a wholly owned subsidiary of Holdco (the “Impax Merger”) and (ii) following the Impax Merger, Impax has been converted to a Delaware limited liability company (the “Conversion”); and

WHEREAS, simultaneously with the execution of the Third Amended and Restated Limited Liability Company Agreement of Amneal (the “Restated Amneal LLC Operating Agreement”) and in exchange for Common Units (as defined in the Related Amneal LLC Operating Agreement), Holdco wishes to contribute to Amneal, and Amneal wishes to accept, all of the outstanding equity interests of Impax (the “Contributed Equity”) and, in connection therewith, to be admitted as the managing member of Amneal.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound by the terms hereof applicable to each of them, hereby agree as follows:

ARTICLE I.

CONTRIBUTION AND UNIT ISSUANCE

Section 1.01 Contribution of Contributed Equity. On the terms and subject to the conditions set forth in the Business Combination Agreement, effective upon the execution and delivery of this Agreement by the parties hereto, Holdco hereby contributes, transfers, assigns and delivers to Amneal, and Amneal hereby acquires and accepts from Holdco, the Contributed Equity (the “Contribution”). Notwithstanding any provision of the limited liability company agreement of Impax (the “Impax LLC Agreement”), simultaneously with the Contribution, Amneal is hereby admitted to Impax as a member of Impax, and Amneal agrees that it is bound by the terms and conditions of the Impax LLC Agreement. The parties hereto agree that (i) the Contribution, (ii) the transfer of the Contributed Equity, (iii) the admission of Amneal as a member of Impax, and (iv) the cessation of Holdco as a member of Impax shall not dissolve Impax, and Impax shall continue without dissolution. Immediately following the admission of Amneal as a member of Impax as a result of the Contribution, Holdco shall hereupon cease to be a member of Impax and shall thereupon cease to have or exercise any right or power as a member of Impax. The Impax LLC Agreement is hereby amended to reflect the Contribution, and all references in any such agreement to Holdco are hereby amended to refer to Amneal. This Agreement shall govern notwithstanding any provision to the contrary in the Impax LLC Agreement.

Section 1.02 Unit Issuance. Simultaneously with, and in exchange for, the Contribution, the Restated Amneal LLC Operating Agreement shall be executed and delivered by the parties thereto, Amneal will issue [●] Common Units to Holdco in accordance with Section 1.01(c)(i) of the Business Combination Agreement and Holdco will be admitted as the managing member of Amneal.

ARTICLE II.

MISCELLANEOUS

Section 2.01 Interpretation. Capitalized terms not defined herein shall have the meanings ascribed thereto in the Business Combination Agreement. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. The parties have participated jointly in the negotiating and drafting of this Agreement. In the event of an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 2.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be delivered in the manner prescribed in Section 9.02 of the Business Combination Agreement, with any notices to Holdco being delivered prior to the Closing, to Impax.

Section 2.03 Amendment; Waiver. This Agreement may be amended by the parties at any time before or after receipt of the Impax Stockholder Approval; provided, however, that after the Impax Stockholder Approval has been obtained, there shall be made no amendment that by Law requires further stockholder approval without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 2.04 Entire Agreement. This Agreement, the Business Combination Agreement (including the Impax Disclosure Letter, the Amneal Disclosure Letter, the Ancillary Agreements and the Exhibits thereto), and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and are not intended to confer upon any person other than the parties thereto any rights, benefits or remedies.

Section 2.05 Assignments, Successors and No Third Party Rights. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any party without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

Section 2.06 Severability. Except as expressly set forth in this Agreement, if any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 2.07 Applicable Law; Specific Enforcement; Consent to Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof.

(b) The parties hereto agree that irreparable damage would occur and that they would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of actual damages, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto hereby submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such action or proceeding, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the action or proceeding is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware) (such courts, the “Chosen Courts”)). In addition, each of the parties irrevocably (i) submits itself to the exclusive jurisdiction of the Chosen Courts for the purpose of any litigation directly or indirectly based upon, relating to or arising out of this Agreement or any of the Transactions or the negotiation, execution or performance hereof or thereof, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from the Chosen Courts and (iii) agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the Chosen Courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any litigation with respect to this Agreement, (x) any claim that it is not personally subject to the jurisdiction of the Chosen Courts for any reason other than the failure to serve in accordance with this Section 2.07(b), (y) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in Chosen Courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (z) to the fullest extent permitted by the applicable Law, any claim that (1) the suit, action or proceeding in such court is brought in an inconvenient forum, (2) the venue of such suit, action or proceeding is improper or (3) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts. Each of the parties, to the fullest extent permitted by law, hereby irrevocably consents to service being made through the notice procedures set forth in Section 9.02 of the Business Combination Agreement and agrees that service of any process, summons, notice or document by personal delivery to the respective addresses set forth in Section 9.02 of the Business Combination Agreement shall be effective service of process for any litigation in connection with this Agreement or the Transactions. Nothing in this Section 2.07 shall affect the right of any party to serve legal process in any other manner permitted by Law.

Section 2.08 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 2.08.

Section 2.09 Further Assurances. The parties agree to execute and deliver to each other such other documents and to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Section 2.10 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Facsimile signatures or signatures received as a .pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.

[Signature page immediately follows]

IN WITNESS WHEREOF, the parties hereto have each caused this Agreement to be executed as of the date first written above.

ATLAS HOLDINGS, INC.

By:
Name:
Title:

AMNEAL PHARMACEUTICALS LLC

By:
Name:
Title:

[SIGNATURE PAGE TO CONTRIBUTION AGREEMENT]

EXHIBIT F

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

IMPAX LABORATORIES, INC.

ARTICLE I

The name of the corporation (the “Corporation”) is Impax Laboratories, Inc.

ARTICLE II

The registered address of the Corporation in the State of Delaware is c/o the Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, County of New Castle, 19808. The name of the Corporation’s registered agent at that address is the Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (“DGCL”) or any successor statute.

ARTICLE IV

The total number of shares of all classes of stock that the Corporation shall have authority to issue is One Thousand (1,000) shares, all of which are Common Stock with a par value of $0.01.

ARTICLE V

In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

2. The Board of Directors is expressly authorized to adopt, amend, alter or repeal the bylaws of the Corporation.

ARTICLE VI

Election of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

ARTICLE VII

A director of this Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liability is not permitted under DGCL as in effect at the time such liability is determined. No amendment or repeal of this Article VII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

ARTICLE VIII

Subject to such limitations as may be from time to time imposed by other provisions of this Restated Certificate, by the bylaws of the Corporation, by the DGCL or other applicable law, or by any contract or agreement to which the Corporation is or may become a party, the Corporation reserves the right to amend or repeal any provision contained in this Restated Certificate, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this express reservation.

EXHIBIT G

BYLAWS

OF

IMPAX LABORATORIES, INC.

(a Delaware corporation)

Adopted as of [                ], 201[    ]

Page
ARTICLE X. AMENDMENTS		A-124

SECTION 1.	BY THE BOARD OF DIRECTORS	A-124
SECTION 2.	BY THE STOCKHOLDERS	A-124

ARTICLE I.

IDENTIFICATION; OFFICES

SECTION  1. NAME. The name of the corporation is Impax Laboratories, Inc. (the “Corporation”).

SECTION 2. PRINCIPAL AND BUSINESS OFFICES. The Corporation may have such principal and other business offices, either within or outside of the state of Delaware, as the Board of Directors may designate or as the Corporation’s business may require from time to time.

SECTION 3. REGISTERED AGENT AND OFFICE. The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, Delaware, County of New Castle, 19808. The name of its registered agent at that address is Corporation Service Company.

SECTION 4. PLACE OF KEEPING CORPORATE RECORDS. The records and documents required by law to be kept by the Corporation permanently shall be kept at the Corporation’s principal office or as the Board of Directors may designate.

ARTICLE II.

STOCKHOLDERS

SECTION 1. ANNUAL MEETING. An annual meeting of the stockholders shall be held on such date and time as may be designated by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President. At each annual meeting, the stockholders shall elect directors to hold office for the term provided in Section 2 of Article III of these Bylaws and transact such other business as may properly be brought before the meeting. The Board of Directors may postpone, cancel or reschedule any previously scheduled annual meeting of stockholders.

SECTION 2. SPECIAL MEETING. A special meeting of the stockholders for any purpose or purposes may be called at any time only by the President, the Board of Directors, the Chairman of the Board, the Chief Executive Officer or any other person designated by the Board of Directors. The Board of Directors may postpone, cancel or reschedule any previously scheduled special meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

SECTION 3. PLACE OF STOCKHOLDER MEETINGS. The Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting. If no such place is designated by the Board of Directors, the place of meeting will be the principal business office of the Corporation or the Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but will instead be held solely by means of remote communication as provided under Section 211 of the Delaware General Corporation Law.

SECTION 4. NOTICE OF MEETINGS. Except as otherwise provided by law or waived as herein provided, whenever stockholders are required or permitted to take any action at a meeting, whether annual or special, written notice of the meeting shall be given stating the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by law, such written notice shall be given not less than 10 days nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at the stockholder’s address as it appears on the records of the Corporation. If electronically transmitted (in a manner consistent with Section 232 of the Delaware General Corporation Law), then notice is deemed given when transmitted and directed to a facsimile number or electronic mail address at which the stockholder has consented to receive notice. An affidavit of the secretary or of the transfer agent or other agent of the Corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

When a meeting is adjourned to reconvene at the same or another place, if any, or by means of remote communications, if any, in accordance with Section 6 of Article II of these Bylaws, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken.

SECTION 5. QUORUM. Unless otherwise provided by law, the Corporation’s Certificate of Incorporation or these Bylaws, the holders of a majority in voting power of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the Corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. If a quorum is present in person or represented by proxy at such meeting, such stockholders may continue to transact business until adjournment, notwithstanding the withdrawal of such number of stockholders as may leave less than a quorum.

SECTION 6. ADJOURNED MEETINGS. Any meeting of stockholders may be adjourned from time to time to any other time and date and to any other place (or by means of remote communications, if any) at which a meeting of stockholders may be held under these Bylaws by the chairman of the meeting or by a majority of the stockholders present or represented at the meeting and entitled to vote, although less than a quorum. It shall not be necessary to notify any stockholder of any adjournment of less than 30 days if the time and place, if any, of the adjourned meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.

SECTION 7. FIXING OF RECORD DATE.

(a) The Board of Directors may fix in advance a date as a record date for the determination of the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof. Such record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 days nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) For the purpose of determining stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is established by the Board of Directors, and which date shall not be more than 10 days after the date on which the resolution fixing the record date is adopted by the Board of

Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal office, or an officer or agent of the Corporation having custody of the book in which the proceedings of meetings of stockholders are recorded. Delivery to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders’ consent to corporate action in writing without a meeting shall be the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) For the purpose of determining the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect to any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix the record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining the stockholders for any such purpose shall be the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

SECTION 8. VOTING LIST. Corporation shall prepare, at least 10 days before every meeting of stockholders, a complete list of stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least 10 days prior to the meeting, (i) by a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to the stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, such list shall be the only evidence as to the identity of stockholders entitled to examine the list of stockholders required by this Section 8 or to vote in person or by proxy at any meeting of the stockholders. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list.

SECTION 9. VOTING. Unless otherwise provided by the Certificate of Incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by each stockholder. When a quorum is present at any meeting, in all matters other than the election of directors, the affirmative vote of the majority in voting power of the outstanding shares of stock present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, except when a different vote is required by law, the Certificate of Incorporation or these Bylaws. When a quorum is present at any meeting, directors shall be elected by plurality of the votes of the shares present in person or represented by a proxy at the meeting entitled to vote on the election of directors.

SECTION 10. PROXIES. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting (including by means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting) may authorize another person or persons to act for him by proxy (executed or transmitted in a manner permitted by the Delaware General Corporation Law), but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may remain irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally.

SECTION 11. RATIFICATION OF ACTS OF DIRECTORS AND OFFICERS. Except as otherwise provided by law or by the Certificate of Incorporation of the Corporation, any transaction or contract or act of the Corporation or of the directors or the officers of the Corporation may be ratified by the affirmative vote of the holders of the number of shares which would have been necessary to approve such transaction, contract or act at a meeting of stockholders, or by the written consent of stockholders in lieu of a meeting.

SECTION 12. CONDUCT OF MEETINGS.

(a) Chairman of Meeting. Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in the Chairman’s absence by the Vice Chairman of the Board, if any, or in the Vice Chairman’s absence by the Chief Executive Officer, or in the Chief Executive Officer’s absence, by the President, or in the President’s absence by a Vice President, or in the absence of all of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen by vote of the stockholders at the meeting. The Secretary shall act as secretary of the meeting, but in the Secretary’s absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

(b) Rules, Regulations and Procedures. The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the Corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting and to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

SECTION 13. ACTION WITHOUT MEETING.

(a) Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be delivered to the Corporation signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

(c) A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxy holder, or by a person or persons authorized to act for a stockholder or proxy holder, shall be deemed to be written and signed for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxy holder or by a person or persons authorized to act for the stockholder or proxy holder and (ii) the date on which such stockholder or proxy holder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or to an officer or agent of the Corporation having custody of the book in which the proceedings of meetings of stockholders are recorded. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

ARTICLE III.

DIRECTORS

SECTION  1. GENERAL POWERS. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the Corporation except as otherwise provided by law or the Certificate of Incorporation.

SECTION 2. NUMBER AND TENURE OF DIRECTORS. The number of directors of the Corporation shall be determined from time to time by the stockholders or the Board of Directors in a resolution adopted by the Board of Directors. Each director shall hold office until the next annual meeting of stockholders and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal.

SECTION 3. ELECTION OF DIRECTORS. Except as otherwise provided in these Bylaws, directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. Directors need not be residents of the State of Delaware. Directors need not be stockholders of the Corporation. Elections of directors need not be by written ballot.

SECTION  4. CHAIRMAN OF THE BOARD; VICE CHAIRMAN OF THE BOARD. The Board of Directors may appoint from its members a Chairman of the Board and a Vice Chairman of the Board, neither of whom need be an employee or officer of the Corporation. If the Board of Directors appoints a Chairman of the Board, such Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors. If the Board of Directors appoints a Vice Chairman of the Board, such Vice Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors. Unless otherwise provided by the Board of Directors, the Chairman of the Board or, in the Chairman’s absence, the Vice Chairman of the Board, if any, shall preside at all meetings of the Board of Directors.

SECTION 5. QUORUM. The greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors fixed pursuant to Section 2 of Article III of these Bylaws shall constitute a quorum of the Board of Directors. If less than a quorum are present at a meeting of the Board of Directors, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until such quorum shall be present.

SECTION 6. VOTING. The vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the Delaware General Corporation Law or the Certificate of Incorporation requires a vote of a greater number.

SECTION 7. VACANCIES. Any vacancy or newly-created directorship on the Board of Directors, however occurring, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of such director’s predecessor in office, and a director chosen to fill a position resulting from a newly-created directorship shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director’s earlier death, resignation or removal.

SECTION 8. REMOVAL OF DIRECTORS. Except as otherwise provided by the General Corporation Law of the State of Delaware, a director, or the entire Board of Directors, may be removed, with or without cause, by the holders of a majority in voting power of the outstanding shares of stock then entitled to vote at an election of directors.

SECTION 9. RESIGNATION. Any director may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairman of the Board, the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event.

SECTION 10. REGULAR MEETINGS. Regular meetings of the Board of Directors may be held without notice at such date, time, place and manner as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders.

SECTION 11. SPECIAL MEETINGS. Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board, the Chief Executive Officer, the President, two or more directors or by one director in the event that there is only a single director in office. The person or persons authorized to call special meetings of the Board of Directors may fix any time, date or place, either within or without the State of Delaware, for holding any special meeting of the Board of Directors called by them.

SECTION 12. NOTICE OF SPECIAL MEETINGS OF THE BOARD OF DIRECTORS. Notice of the date, place, if any, and time of any special meeting of the Board of Directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director (a) in person, by telephone, fax or by electronic transmission at least 24 hours in advance of the meeting, (b) by sending written notice by reputable overnight courier or delivering written notice by hand, to such director’s last known business, home or facsimile address at least 48 hours in advance of the meeting, or (c) by sending written notice by first-class mail to such director’s last known business or home address at least 72 hours in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting.

SECTION 13. WRITTEN ACTION BY DIRECTORS. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

SECTION 14. PARTICIPATION BY CONFERENCE TELEPHONE. Members of the Board of Directors, or any committee designated by such board, may participate in a meeting of the Board of Directors, or committee thereof, by means of conference telephone other communications equipment as long as all persons participating in the meeting can speak with and hear each other, and participation by a director pursuant to this section shall constitute presence in person at such meeting.

SECTION  15. COMMITTEES. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation with such lawfully delegable powers and duties as the Board of Directors thereby confers, to serve at the pleasure of the Board of Directors. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member at any meeting of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors and to the extent permitted by law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it, but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by law to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the Corporation. Each such committee shall keep minutes and make such reports as the Board of Directors may from time to time request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by the directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these Bylaws for the Board of Directors. Except as otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

SECTION 16. COMPENSATION OF DIRECTORS. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefore. Members of special or standing committees may be allowed like compensation for attending committee meetings.

ARTICLE IV.

OFFICERS

SECTION  1. GENERAL PROVISIONS. The officers of the Corporation shall consist of a Chief Executive Officer, a President, a Secretary, a Treasurer and such other officers with such other titles as the Board of Directors shall determine, including one or more Vice Presidents, Assistant Treasurers and Assistant Secretaries. The Board of Directors may appoint such other officers as it may deem appropriate. No officer need be a stockholder. Any two or more offices may be held by the same person. The officers elected by the Board of Directors shall have such duties as are hereafter described and such additional duties as the Board of Directors may from time to time prescribe.

SECTION 2. ELECTION AND TERM OF OFFICE. The Chief Executive Officer, President, Treasurer and Secretary shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held after each annual meeting of the stockholders. If the election of officers is not held at such meeting, such election shall be held as soon thereafter as may be convenient. Other officers may be appointed at any time by the Board of Directors. Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until his successor has been duly elected and qualified, unless a different term is specified in the resolution electing or appointing such officer, or until his earlier death, resignation or removal. Election or appointment of an officer or agent shall not of itself create contract rights.

SECTION 3. RESIGNATION AND REMOVAL OF OFFICERS. Any officer may resign by delivering a written resignation to the Corporation at its principal office or to the Chief Executive Officer, the President or the

Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event. Any officer may be removed at any time, with or without cause, by vote of a majority of the directors then in office. Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following such officer’s resignation or removal, or any right to damages on account of such removal, whether such officer’s compensation be by the month or by the year or otherwise, unless such compensation is expressly provided for in a duly authorized written agreement with the Corporation.

SECTION 4. VACANCIES. The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of Chief Executive Officer, President, Treasurer and Secretary. Each such successor shall hold office for the unexpired term of such officer’s predecessor and until a successor is elected and qualified, or until such officer’s earlier death, resignation or removal.

SECTION 5. THE CHIEF EXECUTIVE OFFICER. Unless the Board of Directors has designated another person as the Corporation’s Chief Executive Officer, the President shall be the Chief Executive Officer of the Corporation. The Chief Executive Officer shall have general charge and supervision of the business and affairs of the Corporation subject to the direction of the Board of Directors, and shall perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to such officer by the Board of Directors. The Chief Executive Officer shall see that orders and resolutions of the Board of Directors are carried into effect. The Chief Executive Officer may sign bonds, mortgages, certificates for shares and all other contracts and documents whether or not under the seal of the Corporation except in cases where the signing and execution thereof shall be expressly delegated by law, by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation. The Chief Executive Officer shall have general powers of supervision and shall be the final arbiter of all differences between officers of the Corporation and his decision as to any matter affecting the Corporation shall be final and binding as between the officers of the Corporation subject only to the Board of Directors.

SECTION 6. THE PRESIDENT. In the absence of the Chief Executive Officer or in the event of his inability or refusal to act, the President shall perform the duties of the Chief Executive Officer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer. At all other times the President shall have the active management of the business of the Corporation under the general supervision of the Chief Executive Officer or the Board of Directors. The President shall have concurrent power with the Chief Executive Officer to sign bonds, mortgages, certificates for shares and other contracts and documents, whether or not under the seal of the Corporation except in cases where the signing and execution thereof shall be expressly delegated by law, by the Board of Directors, or by these Bylaws to some other officer or agent of the Corporation. In general, the President shall perform all duties incident to the office of president and such other duties as the Chief Executive Officer (if the President is not the Chief Executive Officer) or the Board of Directors may from time to time prescribe.

SECTION 7. THE VICE PRESIDENT. In the absence of the President or in the event of his inability or refusal to act, the Vice President (or in the event there be more than one Vice President, the Executive Vice President and then the other Vice President or Vice Presidents in the order designated, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice Presidents shall perform such other duties and have such other powers as the Chief Executive Officer or the Board of Directors may from time to time prescribe.

SECTION 8. THE SECRETARY. The Secretary shall perform such duties and shall have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. The Secretary shall perform such duties and have such powers as are incident to the office of the secretary, including without limitation the duty and power to attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings in a book to be kept for that purpose and shall perform like duties for the standing committees when required and to maintain a stock ledger and prepare lists of stockholders and their addresses as required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the Chief Executive Officer, under whose supervision he shall be. The Secretary shall have custody of the corporate records and the corporate seal of the Corporation and the Secretary, or an Assistant Secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his signature or by the signature of such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature.

SECTION 9. THE ASSISTANT SECRETARY. The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election), shall, in the absence of the Secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Chief Executive Officer, the Board of Directors or the Secretary may from time to time prescribe. In the absence of the Secretary or any Assistant Secretary at any meeting of stockholders or directors, the chairman of the meeting shall designate a temporary secretary to keep a record of the meeting.

SECTION 10. THE TREASURER. The Treasurer shall perform such duties and shall have such powers as may from time to time be assigned by the Board of Directors or the Chief Executive Officer. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation, the duty and power to have the custody of the corporate funds and securities and to keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, as required by the Board of Directors, an account of all his transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

SECTION 11. THE ASSISTANT TREASURER. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election), shall, in the absence of the Treasurer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Chief Executive Officer, the Board of Directors or the Treasurer may from time to time prescribe.

SECTION 12. OTHER OFFICERS, ASSISTANT OFFICERS AND AGENTS. Officers, Assistant Officers and Agents, if any, other than those whose duties are provided for in these Bylaws, shall have such authority and perform such duties as may from time to time be prescribed by resolution of the Board of Directors.

SECTION 13. ABSENCE OF OFFICERS, DELEGATION OF AUTHORITY. In the absence of any officer of the Corporation, or for any other reason the Board of Directors may deem sufficient, the Board of Directors may from time to time delegate the powers or duties, or any of such powers or duties, of any officers or officer to any other officer or to any director.

SECTION 14. COMPENSATION. The Board of Directors shall have the authority to establish reasonable salaries, compensation or reimbursement of all officers for services to the Corporation.

ARTICLE V.

CAPITAL STOCK

SECTION  1. ISSUANCE OF STOCK. Subject to the provisions of the Certificate of Incorporation and applicable law, the whole or any part of any unissued balance of the authorized capital stock of the Corporation or the whole or any part of any shares of the authorized capital stock of the Corporation held in the Corporation’s treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board of Directors in such manner, for such lawful consideration and on such terms as the Board of Directors may determine.

SECTION 2. CERTIFICATES OF SHARES; UNCERTIFICATED SHARES.

(a) The shares of the Corporation shall be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board of Directors, signed in a manner that complies with Section 158 of the Delaware General Corporation Law, representing the number of shares held by such holder registered in certificate form. Any or all the signatures on the certificate may be a facsimile or pdf.

(b) Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, these Bylaws, applicable securities laws or any agreement among any number of stockholders or among such holders and the Corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

(c) If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of each certificate representing shares of such class or series of stock, provided that in lieu of the foregoing requirements there may be set forth on the face or back of each certificate representing shares of such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests a copy of the full text of the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

(d) Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 156, 202(a) or 218(a) of the General Corporation Law of the State of Delaware or, with respect to Section 151 of the General Corporation Law of the State of Delaware, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

SECTION  3. SIGNATURES OF FORMER OFFICER, TRANSFER AGENT OR REGISTRAR. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person or entity were such officer, transfer agent or registrar at the date of issue.

SECTION 4. TRANSFER OF SHARES. Transfers of shares of the Corporation shall be made only on the books of the Corporation, or by transfer agents designated to transfer shares of the Corporation. Subject to applicable law, shares of stock represented by certificates shall be transferred only on the books of the

Corporation by the surrender to the Corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the Corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.

SECTION 5. LOST, DESTROYED OR STOLEN CERTIFICATES. Whenever a certificate representing shares of the Corporation has been lost, destroyed or stolen, the holder thereof may file in the office of the Corporation an affidavit setting forth, to the best of his knowledge and belief, the time, place, and circumstance of such loss, destruction or theft together with a statement of indemnity and posting of such bond sufficient in the opinion of the Board of Directors to indemnify the Corporation against any claim that may be made against it on account of the alleged loss of any such certificate. Thereupon the Board may cause to be issued to such person or such person’s legal representative a new certificate or a duplicate of the certificate alleged to have been lost, destroyed or stolen. In the exercise of its discretion, the Board of Directors may waive the indemnification and bond requirements provided herein.

SECTION 6. REGULATIONS. The issue, transfer, conversion and registration of shares of stock of the Corporation shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE VI.

INDEMNIFICATION

SECTION  1. RIGHT TO INDEMNIFICATION OF DIRECTORS AND OFFICERS. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an “Indemnified Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article VI, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

SECTION 2. PREPAYMENT OF EXPENSES OF DIRECTORS AND OFFICERS. The Corporation shall pay the expenses (including attorneys’ fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article VI or otherwise.

SECTION 3. CLAIMS BY DIRECTORS AND OFFICERS. If a claim for indemnification or advancement of expenses under this Article VII is not paid in full within 30 days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

SECTION 4. INDEMNIFICATION OF EMPLOYEES AND AGENTS. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

SECTION 5. ADVANCEMENT OF EXPENSES OF EMPLOYEES AND AGENTS. The Corporation may pay the expenses (including attorneys’ fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

SECTION 6. NON-EXCLUSIVITY OF RIGHTS. The rights conferred on any person by this Article VI shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

SECTION 7. OTHER INDEMNIFICATION. The Corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

SECTION 8. INSURANCE. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation’s expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article VII; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article VII.

SECTION 9. AMENDMENT OR REPEAL. Any repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person’s heirs, executors and administrators.

ARTICLE VII.

DIVIDENDS

SECTION  1. DECLARATIONS OF DIVIDENDS. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

SECTION 2. SPECIAL PURPOSES RESERVES. The Board of Directors may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

ARTICLE VIII.

NOTICE BY ELECTRONIC TRANSMISSION

SECTION 1. NOTICE BY ELECTRONIC TRANSMISSION. Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or these Bylaws, any notice to stockholders given by the Corporation under any provision of the Delaware General Corporation Law, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if:

(a) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent; and

(b) such inability becomes known to the secretary or an assistant secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(c) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(d) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice;

(e) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(f) if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the Corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

SECTION 2. DEFINITION OF ELECTRONIC TRANSMISSION. An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

SECTION 3. INAPPLICABILITY. Notice by a form of electronic transmission shall not apply to Sections 164, 296, 311, 312 or 324 of the Delaware General Corporation Law.

ARTICLE IX.

GENERAL PROVISIONS

SECTION  1. FISCAL YEAR. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

SECTION 2. SEAL. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware” or such other form as shall be approved by the Board of Directors. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

SECTION 3. WRITTEN WAIVER OF NOTICE. A written waiver of any notice required to be given by law, the Certificate of Incorporation or by these Bylaws, signed by or electronically transmitted by the person entitled to notice, whether before, at or after the time of the event for which notice is to be given, shall be deemed equivalent to notice required to be given to such person. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of stockholders, directors or members of a committee of directors need be specified in any written waiver of notice.

SECTION 4. ATTENDANCE AS WAIVER OF NOTICE. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, and objects, to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 5. CONTRACTS . The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

SECTION 6. LOANS. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

SECTION 7. CHECKS, DRAFTS, ETC. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by one or more officers or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

SECTION 8. DEPOSITS. The funds of the Corporation may be deposited or invested in such bank account, in such investments or with such other depositaries as determined by the Board of Directors.

SECTION 9. ANNUAL STATEMENT. The Board of Directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the Corporation.

SECTION 10. VOTING OF SECURITIES. Except as the Board of Directors may otherwise designate, the Chief Executive Officer, the President or the Treasurer may waive notice of, vote, or appoint any person or persons to vote, on behalf of the Corporation at, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this Corporation (with or without power of substitution) at, any meeting of stockholders or securityholders of any other entity, the securities of which may be held by this Corporation.

SECTION 11. EVIDENCE OF AUTHORITY. A certificate by the Secretary, or an Assistant Secretary, or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

SECTION 12. CERTIFICATE OF INCORPORATION. All references in these Bylaws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended and in effect from time to time.

SECTION 13. SEVERABILITY. Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

SECTION 14. PRONOUNS. All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

ARTICLE X.

AMENDMENTS

SECTION  1. BY THE BOARD OF DIRECTORS. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the Board of Directors, when such power is conferred upon the Board of Directors by the Certificate of Incorporation.

SECTION 2. BY THE STOCKHOLDERS. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted, by the affirmative vote of the holders of a majority in voting power of the outstanding shares of the capital stock of the Corporation issued and outstanding and entitled to vote. If the power to adopt, amend or repeal Bylaws is conferred upon the Board of Directors by the Certificate of Incorporation it shall not divest or limit the power of the stockholders to adopt, amend or repeal Bylaws.

ANNEX B

SECOND AMENDED AND RESTATED

STOCKHOLDERS AGREEMENT

DATED AS OF

DECEMBER 16, 2017

BY AND AMONG

AMNEAL GROUP (AS DEFINED HEREIN)

AND

ATLAS HOLDINGS, INC.

B-i

(continued)

EXHIBIT A	Form of Conflicts Committee Charter

Schedule 7.11(a)	Impax Law Firms
Schedule 7.11(b)	Amneal Law Firms

B-ii

SECOND AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

SECOND AMENDED AND RESTATED STOCKHOLDERS AGREEMENT, dated December 16, 2017 (this “Agreement”), by and among Amneal Pharmaceuticals Holding Company, LLC, a Delaware limited liability company, AP Class D Member, LLC, a Delaware limited liability company, AP Class E Member, LLC, a Delaware limited liability company, AH PPU Management, LLC, a Delaware limited liability company, and Atlas Holdings, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Parties previously entered into that certain Stockholders Agreement, dated October 17, 2017, as amended and restated by the Parties pursuant to the Amended and Restated Stockholders Agreement, dated November 21, 2017 (the “Prior Agreement”), and the Parties desire to amend and restate the Prior Agreement in the form of this Agreement;

WHEREAS, the Company is party to that certain Business Combination Agreement, dated October 17, 2017 (the “Transaction Agreement”), by and among the Company, Impax Laboratories, Inc. (“Impax”), K2 Merger Sub Corporation and Amneal Pharmaceuticals LLC;

WHEREAS, in connection with the consummation (the “Closing”) of the transactions contemplated by the Transaction Agreement (collectively, the “Transactions”), each Amneal Group Member will enter into the Third Amended and Restated Limited Liability Company Operating Agreement (the “Amneal Pharmaceuticals LLC Agreement”) of Amneal Pharmaceuticals LLC, and the Company will be admitted as the managing member of Amneal Pharmaceuticals LLC;

WHEREAS, in connection with the Closing, Amneal Group will receive (i) common units in Amneal Pharmaceuticals LLC (as reflected in Schedule 1 to the Amneal Pharmaceuticals LLC Agreement) which may be exchanged from time to time in accordance with the terms of the Amneal Pharmaceuticals LLC Agreement for either cash or shares of Class A common stock of the Company, par value $0.01 per share (“Class A Common Stock”), or Class B-1 common stock of the Company, par value $0.01 per share (“Class B-1 Common Stock”), and (ii) shares of Class B common stock of the Company, par value $0.01 per share (“Class B Common Stock” and together with the Class A Common Stock and Class B-1 Common Stock, the “Company Common Stock”); and

WHEREAS, the Company Board (as hereinafter defined) has approved the Transactions and the acquisition by Amneal Group of common units in Amneal Pharmaceuticals LLC and shares of Company Common Stock in connection therewith for all purposes under Section 203 of the General Corporation Law of the State of Delaware; and

WHEREAS, the Amneal Group Members and the Company desire to enter into this Agreement in order to, inter alia, (i) set forth certain of their rights, duties and obligations as a result of the Transactions; (ii) provide for the management, operation and governance of the Company; and (iii) set forth restrictions on certain activities in respect of the Company Common Stock, corporate governance, and other related corporate matters.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree that the Prior Agreement is hereby amended and restated in its entirety as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Action” means any demand, action, claim, dispute, suit, countersuit, arbitration, inquiry, proceeding or investigation by or before any federal, state, local, foreign or international Governmental Entity or any arbitration or mediation tribunal.

“Affiliate” means, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; provided, however, that no Amneal Group Member or any of its Affiliates (other than the Company and its Subsidiaries) shall be deemed to be an Affiliate of the Company or any of its Subsidiaries for purposes of this Agreement, and neither the Company nor any of its Subsidiaries shall be deemed to be an Affiliate of any Amneal Group Member or any of its Subsidiaries (other than the Company and its Subsidiaries) for purposes of this Agreement. As used in this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of voting securities, by contract or otherwise). For the avoidance of doubt, the Affiliates of Amneal Holdings, LLC shall include each of Chirag Patel, Chintu Patel, Gautam Patel and Tushar Patel.

“Amneal Group” means, collectively, Amneal Pharmaceuticals Holding Company, LLC, AP Class D Member, LLC, AP Class E Member, LLC, AH PPU Management, LLC, and any of their respective Affiliates, successors and permitted assigns to which any shares of Company Common Stock have been Transferred in accordance with Section 4.1(b)(i)(E), Section 4.1(b)(i)(F) or Section 4.1(c) (each such Person shall be referred to as an “Amneal Group Member”). Immediately following the Closing, each Amneal Group Member as of the date of this Agreement shall transfer the Amneal Units received by it in connection with the Closing to the Amneal Group Representative, and the Amneal Group Representative shall be assigned all of the rights and obligations of Amneal Group under this Agreement.

“Amneal Group Representative” means Amneal Holdings, LLC, a Delaware limited liability company, or such other designee selected by Amneal Group Members holding a majority of the shares of Company Common Stock beneficially owned by Amneal Group.

“Amneal Units” means Common Units (as defined in the Amneal Pharmaceuticals LLC Agreement).

“beneficially own” means, with respect to Company Common Stock, having the power to vote or direct the vote of shares of Company Common Stock. The terms “beneficial owner” and “beneficial ownership” shall have correlative meanings. “Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in the County of New York, New York are authorized or required by applicable Law to close.

“Charter” means the Amended and Restated Certificate of Incorporation of the Company, as amended from time to time.

“Company Board” means the board of directors of the Company.

“Company Group” means the Company, each Subsidiary of the Company from and after the Closing (in each case so long as such Subsidiary remains a Subsidiary of the Company) and each other Person that is controlled either directly or indirectly by the Company following the Closing (in each case for so long as such Person continues to be controlled either directly or indirectly by the Company).

“Company Independent Director” means each director of the Company who (i) is an Independent Director; (ii) is not an Amneal Designee; (iii) is not a current or former (x) member of the board of directors of any Amneal Group Member or any of its Affiliates or (y) officer or employee of any member of any Amneal Group Member or any of its Affiliates; (iv) does not have and has not had any other material relationship with any member of Amneal Group that a reasonable person would conclude could interfere with the exercise of independent judgment in carrying out director responsibilities; and (v) is designated by the Conflicts Committee as a Company Independent Director.

“Company Sale” means (a) a merger, share exchange, consolidation, recapitalization or similar transaction resulting, directly or indirectly, in more than 50% of the total number of shares of outstanding Company Common Stock being beneficially owned after such transaction by any Person or group of Persons other than the Amneal Group or (b) a sale of all or substantially all of the assets of the Company.

“Company Securities” means (i) the Company Common Stock, (ii) any preferred stock of the Company, (iii) any other common stock issued by the Company and (iv) any securities convertible into or exchangeable for, or options, warrants or other rights to acquire, Company Common Stock or any other common or preferred stock issued by the Company.

“Compensation Committee” means the Compensation Committee of the Company Board.

“Executive Event” means the failure of Robert A. Stewart to be serving as Chief Executive Officer of Amneal Pharmaceuticals LLC as of immediately prior to the Closing, including by reason of his death, resignation, retirement, disqualification, removal from office or other cause.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Governmental Entity” means any United States federal, state or local, or foreign, international or supranational, government, court or tribunal, or administrative, executive, governmental or regulatory or self-regulatory body, agency or authority thereof.

“Group” means Amneal Group or the Company Group, as the context requires.

“Independent Director” means a director who is independent under NYSE listing rules.

“Information” means information, whether or not patentable or copyrightable, in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other Software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memoranda and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, employee or business information or data.

“Law” means any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity.

“Liabilities” means any debt, loss, damage, adverse claim, liability or obligation of any Person (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating thereto.

“Nominating Committee” means the Nominating Committee of the Company Board.

“NYSE” means the New York Stock Exchange, or such other stock exchange or securities market on which shares of Class A Common Stock are at any time listed or quoted.

“Other Stockholder” means a holder of Company Common Stock that is not an Amneal Group Member.

“Parties” means each Amneal Group Member and the Company, and each a “Party”.

“Person” means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization, limited liability company or governmental or other entity.

“Pro Rata Portion” means, with respect to Amneal Group, on any issuance date for Company Securities, the number of Company Securities equal to the product of (i) the total number of Company Securities to be issued by the Company on such date and (ii) the fraction determined by dividing (x) the number of shares of Company Common Stock beneficially owned by Amneal Group immediately prior to such issuance by (y) the total number of shares of Company Common Stock outstanding immediately prior to such issuance.

“Registrable Shares” means, at any time, the shares of Class A Common Stock that are beneficially owned by an Amneal Group Member and the shares of Class A Common Stock issuable upon a Redemption (as defined in the Amneal Pharmaceuticals LLC Agreement) of Amneal Units held by any Amneal Group Member, excluding any such shares of Class A Common Stock that have, after the date hereof, been Transferred pursuant to a registration statement under, and in compliance with the requirements of, the Securities Act.

“Related Party Transaction” means any transaction between any member of the Company Group, on the one hand, and any Amneal Group Member, or any director, officer, employee or “associate” (as defined in Rule 12b-2 promulgated under the Exchange Act) of any Amneal Group Member, on the other hand.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Software” means the object and source code versions of computer programs and associated documentation, training materials and configurations to use and modify such programs, including programmer, administrator, end user and other documentation.

“Subsidiary” means, with respect to any Person, another Person, an amount of the voting securities or other voting ownership interests of which is sufficient, together with any contractual rights, to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person; provided, however, that neither the Company nor any of its Subsidiaries shall be deemed to be a Subsidiary of any Amneal Group Member or any of its Subsidiaries for purposes of this Agreement. For the avoidance of doubt, immediately following the Closing, Amneal Pharmaceuticals LLC shall be a Subsidiary of the Company.

“Tax” has the meaning ascribed thereto in the Transaction Agreement.

“Taxable Transaction” means any transaction (whether a merger, sale of assets, sale of securities, distribution, dividend, liquidation, dissolution, recapitalization, consolidation, reorganization, combination or other transaction) following the Closing which involves the Company or any of its Subsidiaries (including, for the avoidance of doubt, Amneal Pharmaceuticals LLC) and would reasonably be expected to result in the recognition of $40,000,000 or more of taxable income or gain for U.S. federal income tax purposes by the Amneal Group (other than (a) any such transaction in which the consideration to be received by each Amneal Group Member in respect of its Amneal Units consists solely of cash or (b) a Redemption or Direct Exchange in accordance with Article XI of the Amneal Pharmaceuticals LLC Agreement).

“TPG” means TPG Improv Holdings, L.P., a Delaware limited partnership.

“TRA Acceleration Event” means an early termination or acceleration pursuant to Section 4.1 of the Tax Receivable Agreement.

“Transaction Documents” means, collectively, this Agreement, the Transaction Agreement and the other Ancillary Agreements (as defined in the Transaction Agreement).

“Transfer” means, directly or indirectly (whether by merger, operation of law or otherwise), to sell, transfer, assign or otherwise dispose of or encumber (other than as security in connection with any bona fide loan or financing transaction) any direct or indirect economic, voting or other rights in or to any Company Common Stock, including by means of (i) the Transfer of an interest in a Person that directly or indirectly holds such Company Common Stock or (ii) a hedge, swap or other derivative.

“Trigger Date” means the first date on which Amneal Group ceases to beneficially own at least ten percent (10%) of the outstanding shares of the Company Common Stock.

“underwritten offering” means an offering in which Securities of the Company are sold to one or more underwriters (as defined in Section  2(a)(11) of the Securities Act) for resale to the public.

1.2 Other Terms. For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated.

Term	Section
Agreement	Preamble
Amneal Confidential Information	7.2(b)
Amneal Designee	3.2(a)
Amneal Directors	3.1(a)(i)
Amneal Group Representative	Preamble
Amneal Law Firms	7.11(b)
Amneal Pharmaceuticals LLC	Recitals
Amneal Pharmaceuticals LLC Agreement	Recitals
Blackout Period	5.2
Board Expansion Right	3.1(c)
Claim Notice	5.9(a)
Claims	5.8(a)
Class A Common Stock	Recitals
Class B Common Stock	Recitals
Class B-1 Common Stock	Recitals
Closing	Recitals
Company	Preamble
Company-Assisted PIPE Transaction	5.3(e)
Company Common Stock	Recitals

Term	Section
Company Confidential Information	7.2(a)
Conflicts Committee Charter	3.3(c)
Counsel	5.5(a)(i)
Demand Underwritten Offering	5.3(a)(i)
Effective Period	5.5(a)(iii)
Excluded Securities	4.3(a)
Exiting Amneal Director	3.1(d)
Form S-4 Registration Statement	5.1
Immediately Tradeable Shares	4.1(b)(i)(G)
Impax	Recitals
Impax CEO Director	3.1(a)
Impax Law Firms	7.11(a)
Indemnifying Party	5.10(a)
Issuance Notice	4.3(b)
Lockup Period	4.1(b)(i)
Non-Amneal Directors	3.1(a)(ii)
Observer	3.1(c)
Ownership Threshold	3.1(c)
Participating Amneal Member	5.3(a)
Piggyback Registration	5.4(a)
Piggyback Registration Notice	5.4(a)
Piggyback Registration Statement	5.4(a)
PIPE Transaction	4.1(b)(ii)(C)
Privilege	6.6
Privileged Amneal Communications	7.11(b)
Privileged Impax Communications	7.11(a)
Qualifying Investor	3.1(c)
Representatives	7.2(a)
Required Amneal Group Member Information	5.6(a)
Rule 415 Limitation	6.1(a)
Shelf Registration Statement	5.1
Transaction Agreement	Recitals
Transactions	Recitals

ARTICLE II

TERM

2.1 Term and Termination. This Agreement is effective as of the Closing (other than with respect to Section 5.1, which shall be effective as of the date hereof) and shall terminate automatically on the earlier of (i) the termination of the Transaction Agreement pursuant to Article VIII thereof and (ii) the Trigger Date. Notwithstanding the foregoing, (a) the provisions of Article VI (other than Section 6.1) and Article VII (other than Section 7.13) shall survive the termination of this Agreement and (b) the provisions of Article V shall survive the termination of this Agreement until the first (1st) anniversary of the Trigger Date. Notwithstanding the foregoing, in the event any Amneal Group Member assigns its rights and obligations under Article V to the purchaser of any Registrable Shares in connection with a PIPE Transaction (for the avoidance of doubt, not including any Transfer described in clauses (C) through (F) of Section 4.1(b)(i), whether or not such Transfer occurs prior to the end of the Lockup Period), such purchaser’s rights under Article V shall survive for one (1) year following the date of such Transfer (provided, that such securities may be sold without restriction under Rule 144 at such time).

ARTICLE III

CORPORATE GOVERNANCE MATTERS

3.1 Board Composition.

(a) Subject to Section 3.1(c), until the Trigger Date, the Company Board shall consist of no more than thirteen (13) directors (or, in the event that an Executive Event has occurred, eleven (11) directors). Immediately following the Closing, the Company Board shall be comprised of (i) seven (7) directors (or, in the event that an Executive Event has occurred, six (6) directors) designated by the Amneal Group Representative prior to the Closing (collectively, with any of their successors designated in accordance with Section 3.2(a) and Section 3.2(b) hereof and any additional director designated by the Amneal Group Representative pursuant to Section 3.1(c), the “Amneal Directors”) and (ii) five (5) directors designated by Impax prior to the Closing, who shall be (A) the Chief Executive Officer of Impax immediately prior to the Closing (the “Impax CEO Director”) and (B) four (4) Company Independent Directors (selected by Impax from the Impax board of directors as of the date of the Transaction Agreement and including the chairman thereof) and (iii) if and only if an Executive Event has not occurred, Robert A. Stewart (the directors referred to in clauses (ii) and (iii) of this sentence, collectively with their successors and any additional directors appointed or designated in accordance with Section 3.2(c) and Section 3.2(e), being referred to herein as the “Non-Amneal Directors”).

(b) Immediately following the Closing, and for so long as Amneal Group has beneficial ownership of more than fifty percent (50%) of the outstanding shares of the Company Common Stock, (i) the Non-Amneal Directors shall have the right to designate the lead Independent Director of the Company Board, and (ii) the Amneal Directors shall have the right to designate the Co-Chairmen of the Company Board. Immediately following the Closing, the Co-Chairmen of the Company Board shall be Chirag Patel and Chintu Patel, and the lead Independent Director shall be Robert L. Burr.

(c) In the event that Amneal Group Transfers more than four percent (4%) of the outstanding shares of Company Common Stock to a Person or a group of Persons pursuant to a PIPE Transaction (such a Person or group of Persons, a “Qualifying Investor”) and, following such Transfer, Amneal Group continues to beneficially own more than fifty percent (50%) of the outstanding shares of the Company Common Stock, Amneal Group shall have a one-time right exercisable within one year following such transaction (the “Board Expansion Right”) to cause the Company to increase the size of the Company Board by two (2) directors and to fill the resulting vacancies with one new director designated by the Amneal Group Representative and one new director designated by such Qualifying Investor. To the extent requested by such Qualifying Investor, this Agreement shall be amended to provide such Qualifying Investor with the right to appoint a director to the Company Board for so long as such Qualifying Investor continues to beneficially own more than four percent (4%) of the outstanding shares of Company Common Stock (the “Ownership Threshold”). In addition to the foregoing, any Qualifying Investor may, for so long as it satisfies the Ownership Threshold and has not appointed a director to the Company Board, designate one (1) individual (an “Observer”) to attend all meetings of the Company Board and (subject to applicable listing requirements) any committee thereof in a non-voting, observer capacity subject to customary terms and conditions for a board observer; provided, however, that the Observer shall be reasonably acceptable to the Nominating Committee of the Company Board.

(d) In the event that Amneal Group Transfers more than five percent (5%) of the outstanding shares of Company Common Stock to a Qualifying Investor, and, immediately prior to or following such Transfer, Amneal Group beneficially owns less than fifty percent (50%) of the outstanding shares of the Company Common Stock (whether or not the Board Expansion Right pursuant to Section 3.1(c) has been exercised prior to such time), the Amneal Group Representative shall have a one-time right in connection with such transaction to cause the Company to replace any Exiting Amneal Director with a director designated by such Qualifying Investor. For purposes of this Section 3.1(d), an “Exiting Amneal Director” shall mean an Amneal Director that the Amneal Group Representative is no longer entitled to designate pursuant to Section 3.1(a) as a result of such Transfer. To the extent requested by such Qualifying Investor, this Agreement shall be amended to provide such Qualifying Investor with the right to appoint a director to the Company Board for so long as such Qualifying Investor continues to beneficially own more than five percent (5%)  of the outstanding shares of Company Common Stock.

3.2 Director Nomination Rights.

(a) Until the Trigger Date and subject to Section 3.2(a)(ii), in connection with any annual or special meeting of the stockholders of the Company at which directors shall be elected, or any solicitation or submission of written consents having the same effect, the Nominating Committee shall nominate for election to the Company Board person(s) designated for nomination by the Amneal Group Representative (each person so designated, an “Amneal Designee”) in accordance with the following:

(i) if Amneal Group has beneficial ownership of more than fifty percent (50%) of the outstanding shares of the Company Common Stock, the Amneal Group Representative shall have the right to designate the lowest number of Amneal Designees that constitutes a majority of the total number of directors comprising the Company Board; and

(ii) if Amneal Group has beneficial ownership of ten percent (10%) or more, but fifty percent (50%) or less, of the outstanding shares of the Company Common Stock, the Amneal Group Representative shall have the right to designate a number of directors equal to the product of (x) the percentage of the shares of Company Common Stock beneficially owned by Amneal Group and (y) the total number of directors comprising the Company Board, rounded up to the nearest whole number (e.g., one and one quarter (1 1/4) directors shall be rounded up to two (2) directors); provided, that such rounding shall not result in the Amneal Group Representative having the right to designate a majority of the total number of directors comprising the Company Board when Amneal Group beneficially owns 50% or less of the outstanding shares of the Company Common Stock.

(b) Until the Trigger Date, the Amneal Group Representative shall have full authority and ability to designate any Amneal Designees, and the Company Board shall approve the nomination of any Amneal Designee. Subject to the requirements of applicable Law, the Amneal Group Representative shall have the exclusive right to remove any Amneal Directors from the Company Board. In the event any Amneal Designee is intended to qualify as an Independent Director on the Company Board, the Amneal Group Representative shall consult in good faith with the Company Board and solicit its input prior to making such designation. The Amneal Group Representative shall not designate any person to be an Amneal Designee (nor shall any Qualifying Investor be entitled to designate any person to be a director) who is unqualified under any applicable Law to serve as a director on the Company Board. For the avoidance of doubt, current or former employment of any Amneal Designee with an Amneal Group Member or any of its Subsidiaries or service by any such Amneal Designee on the board of directors of an Amneal Group Member or any of its Subsidiaries shall not, by itself, disqualify such individual from serving on the Company Board as an Amneal Designee.

(c) Subject to Section 3.1(d) and Section 4.1(d)(ii) and (iii), if at any time the number of Amneal Directors then serving on the Company Board is in excess of the number of Amneal Designees the Amneal Group Representative has the right to designate pursuant to Section 3.1(c) or Section 3.2(a), upon receipt of the written request of the Conflicts Committee, the Amneal Group Representative shall, and the Amneal Group shall take all actions reasonably necessary to cause a number of Amneal Directors equal to the excess to promptly tender his, her or their resignations from the Company Board (and from any committees or subcommittees thereof to which any such Amneal Director is then appointed or on which he or she is then serving) within sixty (60) days of such request; provided, however, that, if within such sixty (60) day period Amneal Group has regained its right to designate any such Amneal Director pursuant to Section 3.1(c), then such Amneal Director shall continue serving on the Company Board. Subject to Section 3.1(d), in the event that an Amneal Director shall cease to serve as a director pursuant to this Section 3.2(c), the Nominating Committee shall have the sole right to fill such vacancy or designate a person for nomination for election to the Company Board to fill such vacancy with a person who shall satisfy all the qualifications of a Company Independent Director, in each case. If at any time the number of

Amneal Directors then serving on the Company Board is less than the number of Amneal Designees Amneal Group has the right to designate pursuant to Section 3.1(c) or Section 3.2(a), the Company Board and the Nominating Committee shall, at the request of the Amneal Group Representative, take all actions reasonably necessary to cause a number of Amneal Designees equal to such deficit to be appointed to the Company Board within sixty (60) days of such request.

(d) Until the Trigger Date, in the event that any Amneal Director shall cease to serve as a director for any reason other than pursuant to Section 3.2(c), the vacancy resulting therefrom shall be filled by the Company Board as promptly as reasonably practicable with a substitute Amneal Director selected by Amneal Group in accordance with the requirements for the designation of Amneal Designees pursuant to Section 3.2(b).

(e) From and after the Closing, in the event of a vacancy on the Company Board upon the death, resignation, retirement, disqualification, removal from office or other cause of any Non-Amneal Director (other than a director serving as Chief Executive Officer of the Company), the Nominating Committee shall have the sole right to fill such vacancy or designate a person for nomination for election to the Company Board to fill such vacancy, subject to the prior written consent of the Conflicts Committee, and such person shall satisfy all the qualifications of a Company Independent Director. The Nominating Committee shall take all actions necessary to cause the vacancy upon the death, resignation, retirement, disqualification, removal from office or other cause of a director serving as Chief Executive Officer of the Company to be filled by the successor Chief Executive Officer of the Company or to designate such person for nomination for election to the Company Board to fill such vacancy.

(f) The Nominating Committee shall nominate such number of Amneal Designees and such number of nominees to serve as Non-Amneal Directors as required to comply with the requirements of Section 3.1 hereof and this Section 3.2. The Company shall cause each person nominated by the Nominating Committee to be included in the slate of nominees recommended by the Company Board to holders of Company Common Stock for election (including at any special meeting of stockholders held for the election of directors). Seventy-five percent (75%) of the directors serving on the Nominating Committee shall be required to approve (i) a decision not to nominate any Initial Company Director for re-election to the Company Board at either of the first two annual meetings of stockholders of the Company following the Closing Date and (ii) until the third annual meeting of stockholders of the Company following the Closing Date, any change to the individuals serving as Chairman or Co-Chairmen of the Company Board (for the avoidance of doubt, the individuals initially serving as Chairman or Co-Chairman of the Company Board shall be Chirag Patel, Chintu Patel and, unless an Executive Event has occurred, Paul Bisaro).

3.3 Committees of the Company Board.

(a) Nominating Committee. For so long as Amneal Group has beneficial ownership of more than fifty percent (50%) of the outstanding shares of Company Common Stock, (i) the Nominating Committee shall consist of four (4) directors; (ii) the Amneal Group Representative shall have the right to designate two (2) of the directors to serve on the Nominating Committee; and (iii) the remaining directors on the Nominating Committee shall be designated by a majority of the Company Independent Directors then serving on the Company Board.

(b) Compensation Committee. For so long as Amneal Group has beneficial ownership of more than fifty percent (50%) of the outstanding shares of Company Common Stock, (i) the Compensation Committee shall consist of four (4) directors; (ii) the Amneal Group Representative shall have the right to designate two (2) of the directors to serve on the Compensation Committee; and (iii) the remaining directors on the Compensation Committee shall be designated by a majority of the Company Independent Directors then serving on the Company Board.

(c) Conflicts Committee. Until Trigger Date, the Company Board shall have a Conflicts Committee comprised solely of Company Independent Directors. The Conflicts Committee shall be fully empowered to requisition reasonable assistance from employees of the Company, including legal and financial staff, to retain independent legal, financial and other advisors as the Conflicts Committee deems necessary and to approve or not approve any transaction or other matter submitted to the Conflicts Committee (and such non-approval shall be binding on the Company Board), and shall have the authority and responsibilities set forth in this Agreement, the charter of the Conflicts Committee (the form of which is attached as Exhibit A hereto) (the “Conflicts Committee Charter”) and as may otherwise be delegated to the Conflicts Committee by the Company Board from time to time. Any amendments to the Conflicts Committee Charter shall be approved by (i) seventy-five percent (75%) of the directors comprising the Company Board, (ii) a majority of the Company Independent Directors then serving on the Company Board and (iii) a majority of the Conflicts Committee.

(d) Integration Committee. For a minimum of two (2) years following the Closing, the Company Board shall have an Integration Committee comprised of Chirag Patel, Chintu Patel and Paul M. Bisaro, which shall serve as an advisory committee to management to provide input in connection with the post-Closing integration of Impax and Amneal and shall not be entitled to take any other action on behalf of the Company Board.

(e) Amneal Committee Representation. Until the Trigger Date, each committee of the Company Board shall include at least one (1) Amneal Director, subject to compliance with applicable requirements of the NYSE. If at any time any committee of the Company Board (other than the Conflicts Committee) does not have at least one (1) Amneal Director serving on such committee, the Amneal Group Representative shall be entitled to designate one Amneal Director to have observer rights with respect to such committee.

(f) Committee Charters. Any amendment to the charter of any committee of the Company Board shall require the approval of 75% of the directors comprising the Company Board.

(g) Other Committee Composition. The formation and composition of any other committees of the Company Board not specified in this Section 3.3 shall require the approval of 75% of the directors comprising the Company Board.

3.4 Chief Executive Officer. Immediately following the Closing, if and only if an Executive Event has not occurred, the Chief Executive Officer of the Company shall be Robert A. Stewart. Immediately following the Closing, if and only if an Executive Event has occurred, the Chief Executive Officer of the Company shall be Paul M. Bisaro and for eighteen (18) months following the Closing, the removal of Mr. Bisaro as Chief Executive Officer without cause shall require the approval of (i) a majority of the directors comprising the Company Board and (ii) a majority of the Non-Amneal Directors, in each case with Mr. Bisaro recusing himself from such vote.

3.5 Executive Chairman. Immediately following the Closing, if and only if an Executive Event has not occurred, the Executive Chairman of the Company shall be Paul M. Bisaro and for eighteen (18) months following the Closing, the removal of Mr. Bisaro as Executive Chairman without cause shall require the approval of (i) a majority of the directors comprising the Company Board and (ii) a majority of the Non-Amneal Directors, in each case with Mr. Bisaro recusing himself from such vote.

3.6 Amneal Group Agreement to Vote. From and after the Closing and until the Trigger Date, Amneal Group shall,

(a) cause its shares of Company Common Stock to be present for quorum purposes at any Company stockholder meeting;

(b) with respect to the election of directors, vote its shares of Company Common Stock in accordance with the recommendation of the Company Board (provided, that the slate of nominees recommended by the Company Board complies with the terms of this Agreement); and

(c) not vote its shares of Company Common Stock in favor of the removal of any Non-Amneal Director unless such removal is recommended by the Nominating Committee.

3.7 Amneal Consent Rights. For so long as Amneal Group beneficially owns more than twenty-five percent (25%) of the outstanding shares of Company Common Stock, the Company shall not, without first obtaining the approval (by vote or written consent as provided by Law) of the Amneal Group Representative, take any of the following actions (whether by amendment, merger, recapitalization or otherwise):

(a) amend, modify or repeal any provision of the Charter or the Company’s bylaws in a manner that adversely impacts any Amneal Group Member;

(b) except pursuant to Section 3.1(c), effect any change in the authorized number of directors of the Company;

(c) create or reclassify any new or existing class or series of capital stock having rights, preferences or privileges with respect to voting, liquidation, redemption, conversion or dividends that are senior to or on parity with the Company Common Stock; or

(d) consummate any Company Sale in which any Amneal Group Member receives a different amount or form of consideration per Company Security held by such Amneal Group Member as other holders of such Company Security.

3.8 Taxable Transactions. For so long as Amneal Group beneficially owns either (a) shares of Class B Common Stock representing at least ten percent (10%) of the outstanding shares of Company Common Stock or (b) at least forty-five million (45,000,000) shares of Company Common Stock (as adjusted for any Capital Structure Change), the Company shall not, without first obtaining the approval (by vote or written consent) of the Amneal Group Representative, consummate any Taxable Transaction.

ARTICLE IV

TRANSFER RESTRICTIONS, STANDSTILL, RELATED PARTY TRANSACTIONS,

PARTICIPATION RIGHTS

4.1 Restrictions on Transferability and Acquisitions.

(a) Each Amneal Group Member covenants and agrees that the shares of Company Common Stock beneficially owned or owned of record by such Amneal Group Member may be Transferred only pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act (including a registration statement hereunder), or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and in compliance with any applicable U.S. state and federal securities laws, and any applicable securities laws of other jurisdictions. Each Amneal Group Member further covenants and agrees that the right of Amneal Group to Transfer any Company Common Stock is subject to the restrictions set forth in this Section 4.1, and no Transfer of Company Common Stock by Amneal Group may be effected except in compliance with this Section 4.1. Any attempted Transfer in violation of this Agreement shall be of no effect and null and void ab initio, regardless of whether the purported transferee has any actual or constructive knowledge of the Transfer restrictions set forth in this Agreement, and shall not be recorded on the stock transfer books of the Company.

(b) Lockup and Permitted Transfers.

(i) For the period of one hundred and eighty (180) calendar days following the Closing (the “Lockup Period”), no Amneal Group Member shall Transfer any shares of Company Common Stock beneficially owned or owned of record by such Amneal Group Member to any Person, unless with the prior written consent of the Conflicts Committee, except for:

(A) a Transfer of shares of Company Common Stock pursuant to a tender or exchange offer that has been approved or recommended by the Company Board;

(B) a Transfer of shares of Company Common Stock pursuant to any Company Sale;

(C) a Transfer of shares of Company Common Stock permitted by Section 4.1(c);

(D) a Transfer of shares of Company Common Stock in connection with any pledge or pledges of any Amneal Group Member’s shares of Company Common Stock made pursuant to a bona fide loan or financing transaction with a third party;

(E) with respect to any Amneal Group Member that is an individual, a Transfer of shares of Company Common Stock (x) to such Amneal Group Member’s ancestors, descendants, siblings, cousins or spouse, (y) to trusts for the benefit of such Amneal Group Member or such persons or (z) by way of bequest or inheritance upon death (provided that, prior to any such Transfer referenced in clause (x), (y) or (z), such transferee agrees in a writing reasonably acceptable to the Company to be bound by the terms of this Agreement as a party hereto in the position of an Amneal Group Member);

(F) with respect to any Amneal Group Member that is an entity, a Transfer of shares of Company Common Stock to such Amneal Group Member’s members, partners or other equity holders (provided that, prior to any such Transfer, such transferee agrees in a writing reasonably acceptable to the Company to be bound by the terms of this Agreement as a party hereto in the position of an Amneal Group Member); and

(G) solely during the period beginning on the date hereof and until the Closing Date, one or more Transfers by any Amneal Group Member of up to a total of 60,000,000 shares of Class A Common Stock or Class B-1 Common Stock in the aggregate (such 60,000,000 shares, as adjusted for any stock split, stock dividend, recapitalization, combination, reclassification or similar change in the capital structure of the Company (each, a “Capital Structure Change”) following the date hereof, the “Immediately Tradeable Shares”) (without duplication of the foregoing clauses (A) through (F)).

Any such Transfer described in clauses (C) through (G) shall not be subject to the prior written consent of the Conflicts Committee, but shall require prior written notice to the Company disclosing in reasonable detail the identity of the intended transferee.

(ii) Following the expiration of the Lockup Period, no Amneal Group Member shall, Transfer or agree to Transfer any shares of Company Common Stock to a Person or group (as such term is used in Section 13(d) of the Exchange Act), except for Transfers:

(A) in a registered offering pursuant to the procedures described in Article V (including, for the avoidance of doubt, the resale of shares of Company Common Stock by Amneal Group registered pursuant to the Shelf Registration Statement, once declared effective under the Securities Act);

(B) in open market sales pursuant to, if available, Rule 144 under the Securities Act; provided, however, that Amneal Group may not, in the aggregate, Transfer more than fifteen percent (15%) of the outstanding Class A Common Stock pursuant to this Section 4.1(b)(ii)(B) in any twelve (12)-month period without the approval of the Conflicts Committee;

(C) in one or more privately negotiated sales exempt from the registration requirements of the Securities Act (a “PIPE Transaction”); provided, however, that Amneal Group may not, in the aggregate, Transfer more than fifteen percent (15%) of the outstanding Class A Common Stock pursuant to this Section 4.1(b)(ii)(C) in any twelve (12)-month period without the approval of the Conflicts Committee;

(D) permitted by clauses (A) through (F) of Section 4.1(b)(i); or

(E) in accordance with the prior written consent of the Conflicts Committee.

(iii) Following the expiration of the Lockup Period (other than any Transfer permitted by causes (A) through (F) of Section 4.1(b)(i)), no Amneal Group Member shall, without the prior written consent of the Conflicts Committee, Transfer or agree to Transfer any shares of Company Common Stock to a Person or group (as such term is used in Section 13(d) of the Exchange Act) (i) if such Person or group would beneficially own in excess of fifteen percent (15%) of the voting power of the outstanding shares of Company Common Stock following such Transfer or (ii) to any such Person or group who, prior to such Transfer, beneficially owned fifteen percent (15%) or more of the outstanding Company Common Stock; provided, that such restrictions shall not apply to Transfers to such a Person or group if each of the following conditions are satisfied: such transferee (A) has filed a Schedule 13G under the Exchange Act with respect to the Company and has not subsequently filed a Schedule 13D under the Exchange Act that remains in effect with respect to the Company or (B) is an institutional investor, pension fund, foundation, sovereign wealth fund, real estate fund, mutual fund, index fund or other similar passive investor that invests in securities similar to the Class A Common Stock and has not filed a Schedule 13D with regard to the Company; and provided, further, that the restrictions set forth in this Section 4.1(b)(iii) shall not apply to a Transfer (x) consisting of a block trade executed at prevailing market prices obtainable at the time of such transfer through brokers in transactions on the NYSE, provided that the Amneal Group Member does not know or have good reason to believe that such Transfer would result in a Transfer of Class A Common Stock representing a number of shares equal to fifteen percent (15%) or more of the outstanding shares of Class A Common Stock to any such Person or group that has filed a Schedule 13D with regard to the Company that remains in effect, (y) to or by one or more underwriters in connection with an underwritten offering, including a block trade or a widely distributed public offering, so long as the Amneal Group Member does not know or have good reason to believe that such offering would result in a Transfer of Class A Common Stock representing a number of shares equal to fifteen percent (15%) or more of the outstanding shares of Class A Common Stock to any Person or group that has filed a Schedule 13D with regard to the Company, or (z) effected through a widely distributed public offering.

(c) Transfers to Affiliates. The foregoing Section 4.1(b) shall not apply to any Transfer by an Amneal Group Member, at any time, of all or any portion of its Company Common Stock to an Affiliate of Amneal Group; provided, that prior to any such Transfer, such Affiliate agrees in a writing reasonably acceptable to the Company to be bound by the terms of this Agreement as a party hereto in the position of an Amneal Group Member. Any such Transfer to an Affiliate of Amneal Group shall not be subject to the prior written consent of the Conflicts Committee.

(d) Standstill.

(i) Except as set forth in Section 4.1(d)(ii) and Section 4.1(d)(iii), until the earlier of (x) the third (3rd) anniversary of the Closing Date and (y) such time as Amneal Group beneficially owns shares of Company Common Stock representing less than twenty percent (20%) of the outstanding shares of Company Common Stock, Amneal Group shall not, without the prior written consent of the Conflicts Committee, directly or indirectly, alone or in concert with any other Person (including assisting or forming a group within the meaning of Section 13(d)(3) of the Exchange Act or participating with or knowingly encouraging other persons to form such a group), in any manner:

(A) acquire or publicly offer or publicly propose to effect, or publicly announce any intention to effect any acquisition of beneficial ownership of Company Common Stock (including in derivative form) or any tender or exchange offer, merger, consolidation, business combination or other similar transaction involving the Company or any of its Subsidiaries that would result in the acquisition of beneficial ownership of Company Common Stock (including in derivative form);

(B) publicly seek a change in the composition or size of the Company Board, except in furtherance of the provisions of this Agreement;

(C) deposit any Company Common Stock (other than in connection with Transfers to Affiliates) into a voting trust or subject any Company Common Stock to any proxy, arrangement or agreement with respect to the voting of such securities or other agreement having a similar effect, in any such case which conflicts with Amneal Group’s obligations under Section 3.6;

(D) publicly initiate, publicly propose or publicly announce any intention to participate in any “solicitation” of “proxies” to vote (as such terms are defined in Regulation 14A under the Exchange Act) with respect to the election of the Non-Amneal Directors or the removal of any Non-Amneal Director or publicly become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to the election of the Non-Amneal Directors or the removal of any Non-Amneal Director; or

(E) call for, or initiate, propose or requisition a call for, any general or special meeting of the Company’s stockholders in furtherance of the actions described in subclause (D).

(ii) Notwithstanding the foregoing Section 4.1(d)(i),

(A) if at any time the Amneal Group Representative loses the right to designate one or more Amneal Designees pursuant to Article III as a result of issuances of Company Securities by the Company, Amneal Group shall be permitted to acquire up to the number of shares of Company Common Stock that is the number of shares of Company Common Stock required to cause the Amneal Group Representative to regain the right to designate such number of Amneal Designee(s) that the Amneal Group Representative was entitled to designate as of immediately prior to such issuance, plus one percent (1%) of the outstanding shares of Company Common Stock; and

(B) if at any time the Amneal Group Representative loses the right to designate one or more Amneal Designees pursuant to Article III as a result of Transfers by any Amneal Group Member of beneficial ownership of shares of Company Common Stock, the other Amneal Group Members shall be permitted to acquire collectively up to the number of shares of Company Common Stock that is the number of shares of Company Common Stock required to cause the Amneal Group Representative to regain the right to designate such number of Amneal Designee(s) that the Amneal Group Representative was entitled to designate as of immediately prior to such Transfer, plus one percent (1%) of the outstanding shares of Company Capital Stock.

(iii) The foregoing Section 4.1(d)(i) shall not prohibit:

(A) Amneal Group from acquiring Company Common Stock by way of stock splits or stock dividends paid by the Company to all holders of Company Common Stock on a pro rata basis;

(B) acquisitions of Company Common Stock by Affiliates of Amneal Group pursuant to Transfers permitted by Section 4.1(c);

(C) acquisitions of Company Common Stock pursuant to Section 4.3; or

(D) Amneal Group from acquiring Company Common Stock pursuant to and in accordance with the terms of the Amneal Pharmaceuticals LLC Agreement.

(e) Legend. Any stock certificates representing the Company Common Stock held by Amneal Group Members shall include a legend referencing the transfer restrictions set forth herein and in the Company’s Charter.

(f) Buyout Transaction. Any proposal by any Amneal Group Member to acquire in a transaction or series of related transactions reasonably expected to result in the acquisition of all of the Company Common Stock held by Other Stockholders must be subject to (i) the review, evaluation and prior written consent of the Conflicts Committee and (ii) for so long as Amneal Group beneficially owns more than thirty seven and one half percent (37.5%) of the outstanding shares of Company Common Stock, a non-waivable condition that a majority of the voting power of the outstanding shares of Company Common Stock held by Other Stockholders approve the transaction (or equivalent tender offer condition).

4.2 Related Party Transactions.

(a) All proposed Related Party Transactions contemplated by the Transaction Documents between the Company and any Amneal Group Member have been approved by the Company Board in connection with its approval of this Agreement. Any material amendments to or material modifications or terminations of or material waivers, consents or elections under any Related Party Transactions contemplated by the Transaction Documents shall require the prior written consent of the Conflicts Committee if such Related Party Transactions (absent the application of the immediately preceding sentence) would require the prior written consent of the Conflicts Committee under the Conflicts Committee Charter. The prior written consent of the Conflicts Committee shall be required with respect to (i) any material amendments or modifications or terminations of any of the Transaction Documents (including, for the avoidance of doubt, the schedules thereto) and (ii) any material waivers, consents (other than any consents of the managing member of Amneal Pharmaceuticals LLC contemplated by the Amneal Pharmaceuticals LLC Agreement where no Amneal Group Member is a counterparty to or beneficiary of the matter in question and such matter would not otherwise require the prior written consent of the Conflicts Committee under this Section 4.2(a)) or elections of the Company’s or Amneal Pharmaceuticals LLC’s rights under any of the Transaction Documents (including, for the avoidance of doubt, the schedules thereto).

(b) All Related Party Transactions that are not contemplated by the Transaction Documents shall require the prior written consent of the Conflicts Committee if such Related Party Transactions would require the prior written consent of the Conflicts Committee under the Conflicts Committee Charter.

4.3 Participation Rights.

(a) To the extent permitted under NYSE rules, the Company hereby grants to Amneal Group the right to purchase the Pro Rata Portion of any Company Securities (other than any Excluded Securities) that the Company may from time to time propose to issue or sell to any Person, which right shall be exercisable by the Amneal Group Representative on behalf of Amneal Group. For purposes of this Section 4.3, “Excluded Securities” means Company Securities issued in connection with: (i) a grant to any existing or prospective consultants, employees, officers or directors pursuant to any stock option, restricted stock award, restricted stock unit, performance share, employee stock purchase or similar equity-based plans or other compensation agreement or arrangement; (ii) any acquisition by the Company of the stock, assets, properties or business of any Person; (iii) a stock split, stock dividend or any similar recapitalization affecting the number of outstanding shares of stock or securities; (iv) any issuance of shares of Class A Common Stock or Class B-1 Common Stock upon a Redemption (as defined in the Amneal Pharmaceuticals LLC Agreement) of Amneal Units held by any Amneal Group Member or (v) any issuance of warrants or other similar rights to purchase Company Common Stock to lenders or other institutional investors in any arm’s length transaction providing debt financing to the Company or any of its Subsidiaries. For the avoidance of doubt, to the extent stockholder approval is required under the NYSE rules for the issuance or sale of Company Securities as provided in this Section 4.3, (x) the Company may issue or sell Company Securities to such other Persons prior to obtaining such stockholder approval in accordance with Section 4.3(d) (to the extent no stockholder approval is required for the issuance or sale of Company Securities to such other Persons), and (y) the Company shall use its reasonable best efforts to obtain such approval, and after receipt of such approval the Company shall issue or sell the Company Securities (if any) that any Amneal Group Member has irrevocably elected to purchase to such Amneal Group Member, on the terms set forth in the relevant Issuance Notice.

(b) The Company shall give written notice (an “Issuance Notice”) of any proposed issuance or sale described in Section 4.3(a) to Amneal Group within five (5) Business Days following any meeting of the Company Board at which any such issuance or sale is approved or, if the approval of the Company Board is not required in connection with such issuance or sale, no less than ten (10) Business Days prior to the date of the proposed issuance or sale. The Issuance Notice shall, if applicable, be accompanied by a written offer from any prospective purchaser seeking to purchase Company Securities and shall set forth the material terms and conditions of the proposed issuance, including:

(i) the number and class of the Company Securities to be issued and the percentage of the outstanding shares of capital stock of the Company such issuance would represent;

(ii) the proposed issuance date, which shall be at least ten (10) Business Days from the date of the Issuance Notice; and

(iii) the proposed purchase price per Company Security.

(c) Amneal Group shall for a period of ten (10) Business Days following the receipt of an Issuance Notice have the right to elect irrevocably to purchase the Pro Rata Portion of the Company Securities at the purchase price set forth in the Issuance Notice by delivering a written notice to the Company, which right shall be exercisable on behalf of Amneal Group by the Amneal Group Representative. If, at the termination of such ten (10) Business Day period, the Amneal Group Representative shall have failed to deliver such notice to the Company, Amneal Group shall be deemed to have waived all of its rights under this Section 4.3 with respect to the purchase of such Company Securities. The closing of any purchase by the Amneal Group Representative shall be consummated concurrently with the consummation of the issuance or sale described in the Issuance Notice; provided, however, that the closing of any purchase by the Amneal Group Representative may be extended beyond the closing of the transaction in the Issuance Notice to the extent necessary to obtain any required approval or consent of a Governmental Entity or any other third party (and the Company and Amneal Group shall use their respective reasonable best efforts to obtain such approvals).

(d) Upon the expiration of the ten (10) Business Day period described in Section 4.3(c), the Company shall be free to sell such Company Securities that the Amneal Group Representative has not elected irrevocably to purchase on terms and conditions no more favorable to the purchasers thereof than those offered to Amneal Group in the Issuance Notice delivered in accordance with Section 4.3(b).

ARTICLE V

REGISTRATION RIGHTS

5.1 Shelf Registration Statement. Prior to the Closing, the Amneal Group Representative and Impax shall jointly prepare, and Impax shall cause the Company to file with the SEC (no later than five (5) Business Days following the later of (i) the date on which the Registration Statement on Form S-4, to be jointly prepared by Amneal and Impax and filed by the Company in accordance with Section 6.01 of the Transaction Agreement (the “Form S-4 Registration Statement”), is declared effective by the SEC and (ii) the date that Impax has received all information reasonably required from Amneal Group for inclusion in the Shelf Registration Statement, to the extent such information was not previously included in the Form S-4 Registration Statement) a “shelf” registration statement on Form S-1 with the SEC with respect to resales of all Registrable Shares to be held by Amneal Group following the Closing in accordance with Rule 415 (together with any additional registration statements filed to register any Registrable Shares, the “Shelf Registration Statement”). Prior to the Closing, Impax shall use its reasonable best efforts to cause the Company to, and following the Closing the Company shall, use its reasonable best efforts to (i) cause the Shelf Registration Statement on Form S-1 filed pursuant to this Section 5.1 to be declared effective under the Securities Act as promptly as reasonably possible after filing with the SEC and (ii) maintain the effectiveness of (and availability for use of) such Shelf Registration Statement on Form S-1 (including by, without limitation, filing any post-effective amendments thereto or prospectus supplements in respect thereof) until a Shelf Registration Statement on Form S-3 has been declared effective pursuant to the below. Upon becoming eligible to use Form S-3, the Company shall promptly file a Shelf Registration Statement on Form S-3, which may be in the form of a post-effective amendment to the Shelf Registration Statement on Form S-1, covering all of the then Registrable Shares and will maintain the effectiveness of the Shelf Registration Statement on Form S-3 (or such comparable or successor form) then in effect until such time as there are no Registrable Shares. Notwithstanding the foregoing provisions of this Section 5.1, if the SEC prevents the Company from including on a registration statement any or all of the Registrable Shares to be registered pursuant to this Section 5.1 due to limitations on the use of Rule 415 of the Securities Act for the resale of Registrable Shares by Amneal Group (a “Rule 415 Limitation”), such registration statement shall register the resale of a number of Registrable Shares which is equal to the maximum number of shares as is permitted by the SEC, and the Company shall use its reasonable best efforts to register all such remaining Registrable Shares for resale as promptly as reasonably practicable in accordance with the applicable rules, regulations and guidance of the SEC. In such event, the number of Registrable Shares to be registered for each Amneal Group Member in such registration statement shall be reduced pro rata (i) first, among all Amneal Group Members and (ii) second, among purchasers of Company Common Stock in any Company-Assisted PIPE

Transaction, in each case based on the proportion that the number of Registrable Shares held by such Amneal Group Member or shares held by such purchasers pursuant to such registration statement bears to the total number of Registrable Shares or shares held by such purchasers, as applicable, to be registered pursuant to such registration statement.

5.2 Blackout Periods. Notwithstanding anything in Section 5.1 to the contrary, the Company shall be entitled to postpone and delay the filing or effectiveness (but not the preparation) of any registration statement or the offer or sale of any Registrable Shares thereunder (i) for reasonable periods of time in advance of the release of the Company’s quarterly and annual financial results and (ii) for reasonable periods of time, not in excess of an aggregate of sixty (60) calendar days in any twelve (12)-month period and in no event more than two times in any twelve (12)-month period (any such postponement and delay permitted by this Section 5.2 being, a “Blackout Period”), if (A) the Conflicts Committee determines in its good faith judgment that any such filing or effectiveness of a registration statement or the offering or sale of any Registrable Shares thereunder would (1) materially impede, materially delay or otherwise materially interfere with any pending or proposed material acquisition, disposition, corporate reorganization or other similar material transaction involving the Company as to which the Company has taken substantial steps and is proceeding with reasonable diligence to effect, (2) materially adversely affect any registered underwritten public offering of the Company’s securities for the Company’s account as to which the Company has taken substantial steps (including, but not limited to, selecting a managing underwriter for such offering) and is proceeding with reasonable diligence to effect such offering, or (3) require disclosure of material non-public information which, in the reasonable discretion of the Board, acting in good faith, would have a material adverse effect on the business, operations or management of the Company or any of its Affiliates if disclosed at such time or (B) the Conflicts Committee determines in its good faith judgment that it is necessary to amend or supplement the affected registration statement or the related prospectus so that such registration statement or prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Company shall give written notice to each Amneal Group Member that holds Registrable Shares of its determination to postpone or delay the filing of such registration statement or other imposition of a Blackout Period and a general statement of the reason for such deferral and an approximation of the anticipated delay; provided, further, that in the event that the Company proposes to register shares of Class A Common Stock (other than in connection with a registered underwritten public offering of the Company’s securities for the Company’s account) during a Blackout Period, the Company shall not pursuant to this Section 5.2 be entitled to postpone or delay the filing or effectiveness of any registration statement or the offer or sale of any Registrable Shares during such Blackout Period. Upon notice by the Company to Amneal Group of any such determination, each Amneal Group Member shall, except as required by applicable Law, keep the fact of any such notice strictly confidential, and during any Blackout Period, promptly halt any offer, sale, trading or transfer by it of any shares of Class A Common Stock pursuant to the registration statement for the duration of the Blackout Period set forth in such notice (or until such Blackout Period shall be earlier terminated in writing by the Company) and promptly halt any use, publication, dissemination or distribution of any prospectus or prospectus supplement covering such Registrable Shares for the duration of the Blackout Period set forth in such notice (or until such Blackout Period shall be earlier terminated in writing by the Company) and, if so directed by the Company, shall deliver to the Company any copies then in its possession of any such prospectus or prospectus supplement. A deferral of the filing or effectiveness of a registration statement or other imposition of a Blackout Period pursuant to this Section 5.2 shall be lifted as soon as practicable (and in no event later than the 46th calendar day in any 12-month period), and the Company shall promptly (and in any event within five (5) Business Days) notify each Amneal Group Member, upon the circumstances giving rise to such Blackout Period no longer being present.

5.3 Demand Underwritten Offerings.

(a) In the period following the expiration of the Lockup Period during which a Shelf Registration Statement covering the Registrable Shares is effective, if any Amneal Group Member (the “Participating Amneal Members”) delivers notice to the Company (such notice to be delivered no less than ten (10) Business Days prior to the date the underwriting agreement for any underwriting pursuant to this Section 5.3 is expected to be executed) stating that it intends to effect an underwritten public offering of all or part of its Registrable Shares included on the Shelf Registration Statement (a “Demand Underwritten Offering”), the Company shall use its reasonable best efforts to amend or supplement the Shelf Registration Statement or related prospectus as may be necessary in order to enable such Registrable Shares to be distributed pursuant to the underwritten offering. Amneal Group shall only be entitled to offer and sell its Registrable Shares pursuant to a Demand Underwritten Offering if the aggregate amount of Registrable Shares to be offered and sold in such offering by the Participating Amneal Members are reasonably expected to result in aggregate gross proceeds (based on the current market price of the number of Registrable Shares to be sold) of not less than $75 million.

(b) Notwithstanding anything set forth herein to the contrary, following the Closing, (i) no Demand Underwritten Offering may be requested prior to the expiration of the Lockup Period, (ii) the Company may delay the commencement of any Demand Underwritten Offering for the same reasons as the Company may institute a Blackout Period prior to the commencement of any marketing efforts or “road shows” by the Company or the underwriters in connection with such Demand Underwritten Offering, and (iii) Amneal Group, collectively, shall have the right to request no more than an aggregate of two (2) Demand Underwritten Offerings or Company-Assisted PIPE Transactions in any twelve (12)-month period (other than the first Company-Assisted PIPE Transaction in any such twelve (12)-month period). Any request for a Demand Underwritten Offering under this Section 5.3 may be revoked or withdrawn upon written notice by the Participating Amneal Members to the Company; provided, that any such Demand Underwritten Offering withdrawn or not consummated for any reason shall be counted toward the total of two (2) Demand Underwritten Offerings or Company-Assisted PIPE Transactions permitted to be requested in any twelve (12)-month period; provided, however, that no revoked or withdrawn Demand Underwritten Offering or Company-Assisted PIPE Transaction shall be counted for determining the number of Demand Underwritten Offerings or Company-Assisted PIPE Transactions requested in any twelve (12)-month period if (1) Amneal Group reimburses the Company for all of its out-of-pocket costs and expenses incurred in connection with any such revoked or withdrawn Demand Underwritten Offering or Company-Assisted PIPE Transaction incurred through the date of such revocation or withdrawal and (2) such revocation or withdrawal shall have been made prior to the commencement of any marketing efforts or “road shows” by the Company or the underwriters in connection with such Demand Underwritten Offering or Company-Assisted PIPE Transaction; provided, further, that the Participating Amneal Members shall be entitled, at any time after receiving notice of the imposition of any Blackout Period by the Company, to withdraw a request for a Demand Underwritten Offering or Company-Assisted PIPE Transaction and, if such request is withdrawn, such Demand Underwritten Offering or Company-Assisted PIPE Transaction shall not count toward the total of two (2) Demand Underwritten Offerings or Company-Assisted PIPE Transactions permitted to be requested in any twelve (12)-month period.

(c) In connection with any Demand Underwritten Offering or Company-Assisted PIPE Transaction, the managing underwriter or placement agent (if any) for such offering shall be selected by the Participating Amneal Members, subject to the prior approval of the Company (which approval shall not be unreasonably withheld, conditioned or delayed).

(d) The Company may include Company Common Stock other than Registrable Shares in a Demand Underwritten Offering for any accounts on the terms provided below. If the managing underwriter of any proposed Demand Underwritten Offering informs the Company and the Participating Amneal Members that, in its or their opinion, the number of Registrable Shares which such Participating Amneal Members and any other Persons intend to include in such offering exceeds the number which can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the Registrable Shares offered, then the Registrable Shares to be included in such underwritten offering shall be (i) first, if requested by the Company on behalf of TPG, the number of shares of Company Common Stock TPG proposes to sell equal to at least the lesser of (A) 50% of the dollar value of the shares of Company Common Stock to be sold in the Demand Underwritten Offering or (B) $150,000,000 of shares of Company Common Stock, (ii) second, and only if all the shares referred to in clause (i) have been included, the number of shares of Registrable Shares that the Participating Amneal Members propose to sell, with such number to be allocated pro rata (provided, that any securities thereby allocated to a Participating Amneal Member that exceed such a Participating Amneal Member’s request shall be reallocated among the remaining requesting a Participating Amneal Members in like manner) and (iii) third, and only if all the shares referred to in clause (ii) have been included, the number of shares of Company Common Stock proposed to be included therein by any other Persons (including Company Common Stock to be sold for the account of the Company) allocated among such Persons in such manner as the Company may determine.

(e) Amneal Group may request in writing that the Company provide assistance in connection with any PIPE Transaction proposed by Amneal Group (a “Company-Assisted PIPE Transaction”). Subject to the limitations on the number of Company-Assisted PIPE Transactions in Section 5.3(b), the Company shall cause its management to support the marketing of the Company Securities included in the Company-Assisted PIPE Transaction and make themselves reasonably available for assistance in the selling effort for such Company-Assisted PIPE Transaction, including, but not limited to, the participation of such members of the Company’s management in road show presentations and the execution of customary stock purchase agreements, engagement letters or ancillary documentation in connection therewith and making customary representations and warranties and covenants and delivering or causing the delivery thereunder of customary deliveries for the subject company in such transaction.

(f) Nothing in this Article V shall affect, supersede or otherwise modify any of the restrictions on Transfer set forth in Article IV or any other provision of this Agreement.

5.4 Piggyback Registration.

(a) Whenever the Company proposes to publicly sell or register for sale any of its securities in an underwritten offering pursuant to a registration statement (a “Piggyback Registration Statement”) under the Securities Act (other than a registration statement on Form S-8 or on Form S-4 or any similar successor forms thereto) (a “Piggyback Registration”), the Company shall give prompt written notice to Amneal Group of its intention to effect such sale or registration (the “Piggyback Registration Notice”) and, subject to Section 5.4(b), shall include in such transaction all Registrable Securities with respect to which the Company has received a written request from any Amneal Group Member for inclusion therein within fifteen (15) days after the receipt of the Company’s notice. The Company may postpone or withdraw the filing or the effectiveness of a Piggyback Registration at any time in its sole discretion, without prejudice to any Amneal Group Member’s right to immediately request a Demand Underwritten Offering hereunder.

(b) If the managing underwriter or underwriters of any proposed underwritten offering of Registrable Shares included in a Piggyback Registration informs the Company and the Amneal Group Members that have requested to participate in such offering that, in its or their opinion, the number of Registrable Shares which such Amneal Group Members and any other Persons intend to include in such offering exceeds the number which can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the Registrable Shares offered, then the Registrable Shares to be included in such underwritten offering shall be (i) first, if requested by the Company on behalf of TPG, the number of shares of Company Common Stock TPG proposes to sell equal to at least the lesser of (A) 50% of the dollar value of the shares of Company Common Stock to be sold in the Demand Underwritten Offering or $150,000,000 of shares of Company Common Stock, (ii) second, and only if all the shares referred to in clause (i) have been included, the shares of Class A Common Stock that the Company proposes to sell, (iii) third, and only if all the shares referred to in clause (ii) have been included, the number of Registrable Shares that, in the opinion of such managing underwriter or underwriters, can be sold without having such adverse effect, with such number to be allocated pro rata (A) first, among purchasers of Company Common Stock in any Company-Assisted PIPE Transaction and (B) second, among the Amneal Group Members, in each of (A) and (B), that have requested to participate in such offering based on the relative number of Registrable Shares then held by each such holder (provided, that any securities thereby allocated to an Amneal Group Member that exceed such Amneal Group Member’s request shall be reallocated among the remaining requesting Amneal Group Members in like manner) and (iv) fourth, and only if all of the Registrable Shares referred to in clause (iii) have been included in such Registration, any other securities eligible for inclusion in such offering.

(c) No registration of Registrable Shares effected pursuant to a request under this Section 5.4 shall be deemed to have been effected pursuant to Section 5.3 or shall relieve the Company of its obligations under Sections 5.1 through 5.3.

5.5 Registration Procedures.

(a) In connection with each registration statement prepared pursuant to this Article V pursuant to which Registrable Shares will be offered and sold, and in accordance with the intended method or methods of distribution of the Registrable Shares as described in such registration statement, the Company shall as expeditiously as reasonably possible:

(i) prepare and file with the SEC such registration statement on an appropriate registration form of the SEC and use reasonable best efforts to cause such registration statement to become effective under the Securities Act as promptly as reasonably practicable after the filing thereof, which registration statement shall comply as to form in all materials respects with the requirements of the applicable form and include all financial statements required by such form to be filed therewith; provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall furnish to one counsel selected by Amneal Group (which such counsel shall be confirmed to the Company in writing (the “Counsel”)) draft copies of all such documents proposed to be filed (other than any portion of any thereof which contains information for which the Company has sought confidential treatment) as far in advance as reasonably practicable prior to filing (and in any event at least five (5) Business Days prior to such filing or such shorter time period as may be agreed by the Amneal Group and the Company), which documents will be subject to the reasonable review and (except for exhibits) comment of the Amneal Group and the Counsel and the underwriters in connection with any underwritten offering, and the Company shall not file any amendment or supplement to the Form S-4 Registration Statement or the Shelf Registration Statement to which the Amneal Group or any such underwriters shall reasonably object;

(ii) furnish without charge to each Amneal Group Member and the underwriters, if any, at least one conformed copy of the registration statement and each post-effective amendment or supplement thereto (including all schedules and exhibits but excluding all documents incorporated or deemed incorporated therein by reference, unless requested in writing by any Amneal Group Member or an underwriter, except to the extent such exhibits and schedules are currently available via EDGAR and other than any portion of any thereof which contains information for which the Company has sought confidential treatment) and such number of copies of the registration statement and each amendment or supplement thereto (excluding exhibits and schedules) and the summary, preliminary, final, amended or supplemented prospectuses included in such registration statement as each Amneal Group Member or such underwriter may reasonably request in order to facilitate the public sale or other disposition of the Registrable Shares being sold by such Amneal Group Member (the Company hereby consents to the use in accordance with the U.S. securities laws of such registration statement (or post-effective amendment thereto) and each such prospectus (or preliminary prospectus or supplement thereto) by such Amneal Group Member and the underwriters, if any, in connection with the offering and sale of the Registrable Shares covered by such registration statement or prospectus);

(iii) keep such registration statement effective and updated (including the filing of a new registration statement upon the expiration of a prior one) with respect to the disposition of all Registrable Securities subject thereto until the date on which there are no Registrable Shares (the “Effective Period”), and prepare and file with the SEC such amendments, post-effective amendments and supplements to the registration statement and the prospectus as may be necessary to maintain the effectiveness of the registration for the Effective Period) and cause the prospectus (and any amendments or supplements thereto) to be filed with the SEC;

(iv) use its reasonable best efforts to register or qualify the Registrable Shares covered by such registration statement under such other securities or “blue sky” laws of such jurisdictions in the United States as are reasonably necessary, keep such registrations or qualifications in effect for so long as the registration statement remains in effect, and do any and all other acts and things which may be reasonably necessary to enable an Amneal Group Member or any underwriter to consummate the disposition of the Registrable Shares in such jurisdictions; provided, however, that in no event shall the Company be required to (A) qualify to do business as a foreign corporation in any jurisdiction where it would not, but for the requirements of this clause (iv), be required to be so qualified, (B) execute or file any general consent to service of process under the laws of any jurisdiction, (C) take any action that would subject it to service of process in suits other than those arising out of the offer and sale of the securities covered by the registration statement, or (D) subject itself to taxation in any jurisdiction where it would not otherwise be obligated to do so, but for this clause (iv);

(v) use its reasonable best efforts to cause all Registrable Shares covered by such registration statement to be listed (after notice of issuance) on the NYSE or on the principal securities exchange or interdealer quotation system on which Class A Common Stock is then listed or quoted;

(vi) promptly notify Amneal Group and the managing underwriter or underwriters in connection with any underwritten offering after becoming aware thereof, (A) when the registration statement or any related prospectus or any amendment or supplement thereto has been filed, and, with respect to the registration statement or any post-effective amendment, when the same has become effective, (B) of any request by the SEC or any U.S. state securities authority for amendments or supplements to the registration statement or the related prospectus or for additional information, (C) of the issuance by the SEC of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings for that purpose, (D) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Shares for sale in any jurisdiction or the initiation of any proceeding for such purpose, or (E) within the Effective Period of the happening of any event or the existence of any fact which makes any statement in the registration statement or any post-effective amendment thereto, prospectus or any amendment or supplement thereto, or any document incorporated therein by reference untrue in any material respect or which requires the making of any changes in the registration statement or post-effective amendment thereto or any prospectus or amendment or supplement thereto so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(vii) during the Effective Period, use its reasonable best efforts to obtain the withdrawal of any order enjoining or suspending the use or effectiveness of the registration statement or any post-effective amendment thereto or the lifting of any suspension of the qualification of any of the Registrable Shares for sale in any jurisdiction;

(viii) deliver to Amneal Group and the managing underwriters in connection with any underwritten offering copies of all correspondence between the SEC and the Company, its counsel or auditors and all memoranda relating to discussions with the SEC or its staff with respect to the registration statement (except to the extent such correspondence is currently available via EDGAR or relates to information subject to a confidential treatment request); provided that any such investigation shall not interfere unreasonably with the Company’s business;

(ix) provide and cause to be maintained a transfer agent and registrar for all Registrable Shares covered by such registration statement not later than the effective date of such registration statement;

(x) cooperate with Amneal Group and the managing underwriter or underwriters in connection with any underwritten offering to facilitate the timely preparation and delivery of certificates representing the Registrable Shares to be sold under the registration statement in a form eligible for deposit with the Depository Trust Corporation not bearing any restrictive legends (other than as required by the Depository Trust Corporation) and not subject to any stop transfer order with any transfer agent, and cause such

Registrable Shares to be issued in such denominations and registered in such names as the managing underwriters in connection with any underwritten offering may request in writing or, if not an underwritten offering, in accordance with the instructions of the relevant Amneal Group Members, in each case at least two (2) Business Days prior to any sale of Registrable Shares;

(xi) in the case of a firm commitment underwritten offering, enter into, concurrently with the relevant Amneal Group Members, an underwriting agreement customary in form and substance (taking into account the Company’s prior underwriting agreements) for a firm commitment underwritten secondary offerings of the nature contemplated by the applicable registration statement;

(xii) obtain an opinion from the Company’s counsel and a “cold comfort” letter from the Company’s independent public accountants (and, if necessary, any other independent certified public accountants of any Subsidiary of the Company or of any business acquired by the Company for which financial statements and financial data is, or is required to be, included in the registration statement) in customary form and covering such matters as are customarily covered by such opinions and “cold comfort” letters in connection with an offering of the nature contemplated by the applicable registration statement;

(xiii) provide to the Counsel and to the managing underwriters in connection with any underwritten offering and no later than the time of filing of any document which is to be incorporated by reference into the registration statement or prospectus (after the initial filing of such registration statement), copies of any such document;

(xiv) cause its management to use commercially reasonable efforts to support the marketing of the Registrable Shares covered by a Demand Underwritten Offering or Company-Assisted PIPE Transaction and make themselves reasonably available for assistance in the selling effort covered by such transactions, including, but not limited to, the participation of such members of the Company’s management in road show presentations; and

(xv) otherwise comply with all applicable rules and regulations of the SEC and any applicable national securities exchange.

(b) In the event that the Company would be required, pursuant to Section 5.5(a)(vi)(E) to notify Amneal Group or the managing underwriter or underwriters in connection with any underwritten offering of the occurrence of any event specified therein, the Company shall, subject to Section 5.5(c), as promptly as practicable, prepare and furnish to Amneal Group and to each such underwriter a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to purchasers of Registrable Shares that have been registered pursuant to this Agreement, such prospectus shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each Amneal Group Member agrees that, upon receipt of any notice from the Company pursuant to Section 5.5(a)(vi)(C), Section 5.5(a)(vi)(D) or Section 5.5(a)(vi)(E) hereof, it shall, and shall use all reasonable best efforts to cause any sales or placement agent or agents for the Registrable Shares and the underwriters, if any, to, forthwith discontinue disposition of the Registrable Shares until such Person shall have received notice from the Company that such offers and sales of the Registrable Shares may be resumed and, if applicable, such Person shall have received copies of such amended or supplemented prospectus and, if so directed by the Company, to destroy all copies, other than permanent file copies, then in its possession of the prospectus (prior to such amendment or supplement) covering such Registrable Shares as soon as practicable after the Amneal Groups Members’ receipt of such notice.

(c) In the case of any Demand Underwritten Offering or Piggyback Registration, all Registrable Shares to be included in such offering or registration, as the case may be, shall be subject to the applicable underwriting agreement and no Amneal Group Member may participate in such offering or registration unless such Amneal Group Member agrees to sell such Amneal Group Member’s securities on the basis provided therein and completes and executes all questionnaires, indemnities, underwriting agreements and other documents which must be executed in connection therewith, and provides such other information to the Company or the underwriter as may be reasonably requested to offer or register such Person’s Registrable Shares.

5.6 Obligations of Amneal Group.

(a) Amneal Group Information. Each Amneal Group Member shall furnish to the Company in writing such information (“Required Amneal Group Member Information”) regarding the Amneal Group Member, the Registrable Shares held by it and its intended method of distribution of the Registrable Shares as the Company may from time to time reasonably request in writing, and shall execute such documents in connection with such registration as may reasonably be required to effect the registration, in order for the Company to comply with its obligations under all applicable securities and other laws and to ensure that the prospectus relating to such Registrable Shares, or any amendment or supplement to a registration statement or prospectus, conforms to the applicable requirements of the Securities Act and the rules and regulations thereunder. If an Amneal Group Member fails to provide the requested information or execute such documents in connection with such registration as may reasonably be required to effect the registration within five (5) Business Days of the receipt by the Amneal Group Member of such request, the Company shall be entitled to refuse to register such Amneal Group Member’s Registrable Shares in the applicable registration statement. Each Amneal Group Member shall notify the Company as promptly as practicable of any inaccuracy or change in any Required Amneal Group Member Information previously furnished by such Amneal Group Member to the Company or of the occurrence of any event, in either case as a result of which any prospectus relating to the Registrable Shares contains or would contain an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in connection with any registration, and promptly furnish to the Company any additional information required to correct and update such previously furnished Amneal Group Member Information or required so that such prospectus shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Filing Cooperation. Each Amneal Group Member agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any registration statement in which any Registrable Shares held by such Amneal Group Member are being included.

(c) Holdback.

(i) The Company shall not effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the ten days prior to and during the 90-day period beginning on the pricing date in connection with any Demand Underwritten Offering or a Piggyback Registration, except pursuant to any registrations on Form S-4 or Form S-8 or any successor form or unless the underwriters managing any such public offering otherwise agree.

(ii) If requested by the managing underwriter(s) for an underwritten offering (primary or secondary) of any equity securities (or securities convertible into or exchangeable or exercisable for equity securities) of the Company, each Amneal Group Member hereby agrees not to effect any Transfer of any Class A Common Stock (or securities convertible into or exchangeable or exercisable for Class A Common Stock), including any sale pursuant to Rule 144 under the Securities Act, and not to effect any Transfer of any other equity security of the Company (in each case, other than as part of such underwritten public offering) during the ten (10) days prior to, and during the 90-day period (or such shorter period as the managing underwriter(s) may permit in writing) beginning on, the effective date of the related registration statement (or date of the prospectus supplement if the offering is made pursuant to a “shelf” registration) pursuant to which such underwritten offering shall be made, provided that all of the Company’s executive officers and directors and any other holders of Class A Common Stock who are selling shares of Class A Common Stock in such underwritten offering enter into similar agreements for the same time period and on no less restrictive terms.

5.7 Expenses. Amneal Group shall bear all agent fees and commissions, underwriting discounts and commissions, and fees and disbursements of its counsel (including the Counsel) and its accountants in connection with any registration of any Registrable Shares pursuant to this Article V and any Company-Assisted PIPE Transaction. The Company shall bear all other fees and expenses in connection with any registration statement prepared, filed or caused to become effective pursuant to this Article V, including all registration and filing fees, all printing costs and all fees and expenses of counsel and accountants for the Company and its Subsidiaries.

5.8 Indemnification; Contribution.

(a) In the event any Registrable Shares are included in a registration statement contemplated by this Agreement, the Company shall, and it hereby agrees to, indemnify and hold harmless, or cause to be indemnified and held harmless, each Amneal Group Member and its respective officers, directors, employees and controlling Persons, if any, in any offering or sale of the Registrable Shares, against any losses, claims, damages or liabilities in respect thereof and expenses (including reasonable fees of counsel) (collectively, “Claims”), to which each such indemnified party may become subject, insofar as such Claims (including any amounts paid in settlement effected with the consent of the Company as provided herein), or actions or proceedings in respect thereof, arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement, or any preliminary or final prospectus contained therein, or any amendment or supplement thereto, or any document incorporated by reference therein, or arise out of or are based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and the Company shall, and it hereby agrees to, reimburse, upon request, each such Amneal Group Member for any legal or other out-of-pocket expenses reasonably incurred and documented by them in connection with investigating or defending any such Claims; provided, however, that the Company shall not be liable to any Amneal Group Member (or its officers, directors, employee and controlling Persons, if any) in any such case to the extent that any such Claims arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, or preliminary or final prospectus, or amendment or supplement thereto, in reliance upon and in conformity with the Required Amneal Group Member Information furnished to the Company in writing by such Amneal Group Member or on behalf of such Amneal Group Member by any Representative of the Amneal Group Member, expressly for use therein, that is the subject of the untrue statement or omission.

(b) In the event any Registrable Shares are included in a registration statement contemplated by this Agreement, each Amneal Group Member shall, and hereby agrees to, indemnify and hold harmless the Company and its officers, directors, employees and controlling Persons, if any, in any offering or sale of its Registrable Shares against any Claims to which each such indemnified party may become subject, insofar as such Claims (including any amounts paid in settlement as provided herein), or actions or proceedings in respect thereof, arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement, or any preliminary or final prospectus contained therein, or any amendment or supplement thereto, or any document incorporated by reference therein, or arise out of or are based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and each Amneal Group Member shall, and it hereby agrees to, reimburse the Company for any legal or other out-of-pocket expenses reasonably incurred and documented by the Company in connection with investigating or defending any such Claims, in each case only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with the Required Amneal Group Member Information furnished to the Company in writing by the Amneal Group Member or its Representative expressly for use therein that is the subject of the untrue statement or omission; provided, however, that the liability of each Amneal Group Member hereunder shall be limited to an amount equal to the dollar amount of the net proceeds received by such Amneal Group Member from the sale of Registrable Shares sold by such Amneal Group Member pursuant to such registration statement or prospectus.

(c) Amneal Group and the Company agree that if, for any reason, the indemnification provisions contemplated by Section 5.8(a) or Section 5.8(b) are unavailable to or are insufficient to hold harmless an indemnified party in respect of any Claims referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such Claims in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other hand, with respect to the applicable offering of securities. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or by such indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. If, however, the allocation in the first sentence of this Section 5.8(c) is not permitted by applicable law, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative faults, but also the relative benefits of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The parties hereto agree that it would not be just and equitable if contributions pursuant to this Section 5.8(c) were to be determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the preceding sentences of this Section 5.8(c). The amount paid or payable by an indemnified party as a result of the Claims referred to above shall be deemed to include (subject to the limitations set forth in Section 5.9) any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action, proceeding or claim. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Notwithstanding the foregoing, no Amneal Group Member shall be liable to contribute any amount in excess of the dollar amount equal to the sum of (i) the net proceeds received by such Amneal Group Member from the sale of Registrable Shares sold by such Amneal Group Member pursuant to such registration statement or prospectus, minus (ii) any amounts paid or payable by such Amneal Group Member pursuant to Section  5.8(b) (except in the case of fraud or willful misconduct).

5.9 Indemnification Procedures.

(a) If an indemnified party shall desire to assert any claim for indemnification provided for under Section 5.8 in respect of, arising out of or involving a Claim against the indemnified party, such indemnified party shall notify the Company or the Amneal Group Member, as the case may be (the “Indemnifying Party”), in writing of such Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Claim), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Claim Notice”) promptly after receipt by such indemnified party of written notice of the Claim; provided, however, that failure to provide a Claim Notice shall not affect the indemnification obligations provided hereunder except to the extent the Indemnifying Party shall have been materially prejudiced as a result of such failure. The indemnified party shall deliver to the Indemnifying Party, promptly after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Claim; provided, however, that failure to provide any such copies shall not affect the indemnification obligations provided hereunder except to the extent the Indemnifying Party shall have been materially prejudiced as a result of such failure.

(b) The Indemnifying Party shall have the right to assume the defense of any Claim for which indemnification is being sought, including the employment of counsel reasonably satisfactory to the indemnified party and the payment of all reasonable fees and expenses incurred in connection with defense thereof. Should the Indemnifying Party so elect to assume the defense of a Claim, the Indemnifying Party will not be liable to the indemnified party for legal expenses subsequently incurred by the indemnified party in connection with the defense thereof, unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; (2) the Indemnifying Party shall have failed promptly to assume the defense of such Claim and to employ counsel reasonably satisfactory to such indemnified party; or (3) such indemnified party shall have been advised by counsel that an actual or potential conflict of interest exists if the same counsel were to represent such indemnified party and the Indemnifying Party or any other indemnified party (in which case, if such indemnified party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Indemnifying Party); provided, that the Indemnifying Party shall not be liable for the fees and expenses of more than one separate firm of attorneys (in addition to not more than one local counsel that may be required in the opinion of such firm) at any time for all indemnified parties hereunder. If the Indemnifying Party assumes such defense, the indemnified party shall have the right to participate in defense thereof and to employ counsel, at its own expense (except as provided in the immediately preceding sentence), separate from the counsel employed by the Indemnifying Party. If the Indemnifying Party chooses to defend any Claim, the indemnified party shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Claim, and the indemnified party shall use reasonable best efforts to make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the Indemnifying Party shall have assumed the defense of a Claim, the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, such Claim without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld or delayed). The Indemnifying Party may pay, settle or compromise a Claim without the written consent of the indemnified party, so long as such settlement includes (i) an unconditional release of the indemnified party from all liability in respect of such Claim, (ii) does not subject the indemnified party to any injunctive relief or other equitable remedy, and (iii) does not include a statement or admission of fault, culpability or failure to act by or on behalf of any indemnified party.

5.10 Rule 144. The Company will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Company is not required to file such reports, will, upon the request of Amneal Group, make publicly available other information) and will take such further action as any Amneal Group Member may reasonably request, all to the extent required from time to time to enable each Amneal Group Member to sell Class A Common Stock without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such rule may be amended from time to time or (ii) any similar rule or regulation hereafter adopted by the SEC. Upon the reasonable request of any Amneal Group Member, the Company will deliver to such parties a written statement as to whether it has complied with such requirements and will, at its expense, forthwith upon the request of any such Amneal Group Member, deliver to such Amneal Group Member a certificate, signed by the Company’s principal financial officer, stating (a) the Company’s name, address and telephone number (including area code), (b) the Company’s Internal Revenue Service identification number, (c) the Company’s SEC file number, (d) the number of shares of each class of capital stock outstanding as shown by the most recent report or statement published by the Company, and (e) whether the Company has filed the reports required to be filed under the Exchange Act for a period of at least ninety (90) days prior to the date of such certificate and in addition has filed the most recent annual report required to be filed thereunder.

5.11 Preservation of Rights. The Company will not (i) grant any registration rights to third parties which are more favorable than or inconsistent with the rights granted hereunder or (ii) enter into any agreement, take any action, or permit any change to occur, with respect to its securities that violates or subordinates the rights expressly granted to Amneal Group in this Agreement. Notwithstanding the foregoing, the Company is hereby expressly permitted to grant the registration rights contemplated by Section 2 of that certain letter agreement, dated as of the date hereof, between the Company and TPG.

5.12 Transfer of Registration Rights. The rights of each Amneal Group Member under this Agreement may be assigned to any direct or indirect transferee of an Amneal Group Member permitted under this Agreement who agrees in writing to be subject to and bound by all the terms and conditions of this Agreement. In furtherance of the foregoing and in lieu of an assignment of rights pursuant to the foregoing sentence, if requested by any Amneal Group Member in connection with any such Transfer by an Amneal Group Member, the Company will enter into one or standalone registration rights agreements for the benefit of such direct or indirect transferee providing for registration rights that are substantially consistent with the rights of such Amneal Group Member under this Agreement.

ARTICLE VI

FINANCIAL AND OTHER INFORMATION

Unless otherwise expressly provided, each of the covenants and agreements in this Article VI shall terminate at the end of the fiscal year of the Company in which the Trigger Date occurs:

6.1 Exchange of Information. Until the end of the fiscal year of the Company in which the Trigger Date occurs, each of the members of Amneal Group and the Company Group, on behalf of itself and the other members of its respective Group, agrees to use commercially reasonable efforts to provide, or cause to be provided, to the other, at any time after the date hereof, as soon as reasonably practicable after written request therefor, any Information in the possession or under the control of such respective Group which the requesting party reasonably needs to comply with reporting, disclosure or filing requirements imposed on the requesting party or a member of its Group (including under applicable securities or Tax Laws) by a Governmental Entity having jurisdiction over the requesting party or such member of its Group; provided, however, that in the event that any Party determines that any such provision of Information could be commercially detrimental, violate any Law or agreement, or waive any attorney-client privilege, the Parties shall take reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence. In connection therewith, each Party shall use its commercially reasonable efforts to respond to reasonable requests from the other Party for information regarding the Information delivered pursuant to this Section 6.1 and, if requested, shall make appropriate personnel available to discuss such Information.

6.2 Ownership of Information. Any Information owned by one Group that is provided to a requesting Party pursuant to Section 6.1 shall be deemed to remain the property of the providing Group. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such Information.

6.3 Compensation for Providing Information. In connection with Information exchanged pursuant to Section 6.1, the Party requesting Information agrees to reimburse the other Party for the reasonable, documented out-of-pocket costs, if any, of creating, gathering and copying such Information or otherwise performing, to the extent that such costs are incurred for the benefit of the requesting Party. Except as may be otherwise specifically provided elsewhere in this Agreement, or in any other agreement between the Parties, such costs shall be computed in accordance with the providing Party’s standard methodology and procedures.

6.4 Record Retention. To facilitate the possible exchange of Information pursuant to this Article VI and other provisions of this Agreement, Amneal Group and the Company agree to use their reasonable best efforts to retain all Information in their respective possession or control in accordance with the policies of Amneal Group as in effect on the date of the Closing, to the extent such policies are communicated in writing to the Company reasonably in advance, or such other policies as may be reasonably adopted by the appropriate Party after the date hereof. Neither Party will destroy, or permit any of its Subsidiaries to destroy, any Information which the other Party may have the right to obtain pursuant to this Agreement prior to the fifth anniversary of the date of the Closing without first using its reasonable best efforts to notify the other Party of the proposed destruction and giving the other Party the opportunity to take possession of such Information prior to such destruction; provided, however, no Party will destroy, or permit any of its Subsidiaries to destroy, any Information required to be retained by applicable Law.

6.5 Production of Witnesses; Records; Cooperation.

(a) Except in the case of an adversarial Action by one Party against another Party, each member of Amneal Group and the Company shall use its reasonable best efforts to make available to each other Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any Action in which the requesting Party may from time to time be involved. The requesting Party shall bear all costs and expenses in connection therewith.

(b) Without limiting the foregoing, Amneal Group and the Company shall cooperate and consult to the extent reasonably necessary with respect to any Actions.

(c) In connection with any matter contemplated by this Section 6.5, Amneal Group and the Company intend to and will maintain any applicable attorney-client privilege, work product doctrine, and other applicable privileges, doctrines, or immunities of any member of any Group.

6.6 Privilege. To the fullest extent permitted by law, the provision of any information pursuant to this Article VI shall not be deemed a waiver of any privilege, including privileges arising under or related to the attorney-client privilege or any other applicable privilege (a “Privilege”). Neither the Company or any member of the Company Group nor any member of Amneal Group will be required to provide any information pursuant to this Article VI if the provision of such information would serve as a waiver of any Privilege afforded such information.

ARTICLE VII

MISCELLANEOUS

7.1 Corporate Power. Each member of Amneal Group represents on behalf of itself and the Company represents on behalf of itself, as follows:

(a) each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby; and

(b) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof.

7.2 Confidentiality.

(a) Company Confidential Information. For a period of four (4) years following the Closing Date, subject to Section 7.2(c) and except as contemplated by this Agreement or any Transaction Document, Amneal Group shall not, and shall cause its Subsidiaries and their respective officers, directors, employees, and other agents and representatives (collectively, “Representatives”), not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person, other than its Representatives or its Affiliates who reasonably need to know such information in providing services to any member of Amneal Group, any Company Confidential Information. If any disclosures are made in connection with providing services to any member of Amneal Group under this Agreement or any Transaction Document, then the Company Confidential Information so disclosed shall be disclosed solely to the extent necessary to perform such services. Amneal Group shall use the same degree of care to prevent and restrain the unauthorized use or disclosure of the Company Confidential Information by any of their Representatives as they currently use for their own confidential information of a like nature, but in no event less than a reasonable standard of care. For purposes of this Section 7.2(a), any Information relating to the business currently or formerly conducted, or proposed to be conducted, by any member of the Company Group furnished to or in the possession of any member of Amneal Group, irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by any member of Amneal Group or their respective officers, directors and Affiliates, that contain or otherwise reflect such Information is hereinafter referred to as “Company Confidential Information.” Company Confidential Information does not include, and there shall be no obligation hereunder with respect to, information that (i) is or becomes generally available to the public, other than as a result of a disclosure by any Amneal Group Member not otherwise permissible hereunder, (ii) Amneal Group can demonstrate was or became available to any Amneal Group Member from a source other than the Company or its Affiliates or (iii) is developed independently by an Amneal Group Member without reference to the Company Confidential Information; provided, however, that, in the case of clause (ii), the source of such information was not known by such member of Amneal Group to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, any member of the Company Group with respect to such information. In the event any Amneal Group Member receives Company Confidential Information after the Trigger Date, Amneal Group shall keep and shall cause its Representatives to keep such Company Confidential Information confidential for the period of one (1) year following the date such Company Confidential Information was disclosed to Amneal Group.

(b) Amneal Confidential Information. For a period of four (4) years following the Closing Date, subject to Section 7.2(c) and except as contemplated by this Agreement or any Transaction Document, the Company shall not, and shall cause its Affiliates and their respective Representatives, not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person, other than its Representatives or its Affiliates who reasonably need to know such information in providing services to the Company or any member of the Company Group, any Amneal Confidential Information. If any disclosures are made in connection with providing services to any member of the Company Group under this Agreement or any Transaction Document, then the Amneal Confidential Information so disclosed shall be disclosed solely to the extent necessary to perform such services. The Company Group shall use the same degree of care to prevent and restrain the unauthorized use or disclosure of the Amneal Confidential Information by any of their Representatives as they currently use for their own confidential information of a like nature, but in no event less than a reasonable standard of care. For purposes of this Section 7.2(b), any Information relating to the businesses currently or formerly conducted, or proposed to be conducted, by Amneal Group or any of their respective Affiliates (other than any member of the Company Group) furnished to or in the possession of any member of the Company Group, irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by the Company, any member of the Company Group or their respective officers, directors and Affiliates, that contain or otherwise reflect such Information is hereinafter referred to as “Amneal Confidential Information.” Amneal Confidential Information does not include, and there shall be no obligation hereunder with respect to, information that (i) is or becomes generally available to the public, other than as a result of a disclosure by any member of the Company Group not otherwise permissible hereunder, (ii) the Company can demonstrate was or became available to any member of the Company Group from a source other than Amneal Group or its Affiliates or (iii) is developed independently by a member of the Company Group without reference to the Amneal Confidential Information; provided, however, that, in the case of clause (ii), the source of such information was not known by a member of the Company Group to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, any member of Amneal Group with respect to such information. In the event any member of the Company Group receives Amneal Confidential Information after the Trigger Date, the Company shall keep and shall cause its Representatives to keep such Amneal Confidential Information confidential for the period of one (1) year following the date such Amneal Confidential Information was disclosed to the Company Group.

(c) If Amneal Group or its Affiliates, on the one hand, or the Company or its Affiliates, on the other hand, are requested or required (by oral question, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) by any Governmental Entity or pursuant to applicable Law or stock exchange requirements to disclose or provide any Company Confidential Information or Amneal Confidential Information, as applicable, the Person receiving such request or demand, or so required by applicable Law or stock exchange requirements, shall, to the extent practicable and legally permissible, promptly provide the other Party with advance written notice of such request, demand or requirement and will reasonably cooperate other

Party (at such other Party’s sole expense) with the other Party’s efforts to seek confidential treatment of any Confidential Information to be disclosed and/or to obtain a protective order narrowing the scope of disclosure. Confidential Information that is disclosed pursuant to this Section 7.2(c) will remain otherwise subject to the confidentiality and non-use provisions set forth herein. Subject to the foregoing, the Party that received such request or demand may thereafter disclose or provide any Company Confidential Information or Amneal Confidential Information, as the case may be, only to the extent required by such Law or stock exchange requirement (as so advised by counsel) or by lawful process or such Governmental Entity.

7.3 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any applicable principles of conflict of laws that would cause the Laws of another State to otherwise govern this Agreement. The Parties agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any Party or any of its Affiliates or against any Party or any of its Affiliates) shall be heard and determined exclusively in the Delaware Court of Chancery; provided, that if the Delaware Court of Chancery does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in the Superior Court of the State of Delaware (Complex Commercial Division); provided, further, that if subject matter jurisdiction over the matter that is the subject of the Action is vested exclusively in the federal courts of the United States of America, such Action shall be heard in the United States District Court for the District of Delaware. Consistent with the preceding sentence, each of the Parties hereby (i) submits to the exclusive jurisdiction of such courts for the purpose of any Action arising out of or relating to this Agreement brought by any Party; (ii) agrees that service of process will be validly effected by sending notice in accordance with Section 7.5; (iii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above named courts; and (iv) agrees not to move to transfer any such Action to a court other than any of the above-named courts.

7.4 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HEREBY (A) CERTIFIED THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.4.

7.5 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given, delivered and/or provided (a) when delivered personally, by facsimile (which is confirmed by a printed confirmation produced by the sending machine) or by e-mail of a .pdf attachment (for which a confirmation email is obtained), or (b) on the next Business Day when dispatched for overnight delivery by

Federal Express or a similar courier, in either case, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Amneal Group, to:

Amneal Holdings, LLC

c/o AE Companies, LLC

995 Route 202/206

Bridgewater, NJ 08807

Attention: Chirag Patel

Email: chiragp@aecollc.com

and

Amneal Holdings, LLC

520 Newport Center Drive

Newport Beach, CA 92660

Attention: Edward G. Coss

Email: edc@tarsadia.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

885 3rd Ave

New York, NY 10022

Attention: Charles K. Ruck; R. Scott Shean

Email: charles.ruck@lw.com; scott.shean@lw.com

If to the Company, to:

Amneal Pharmaceuticals, Inc.

400 Crossing Boulevard, Third Floor

Bridgewater, New Jersey 08807

Attn: General Counsel

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: Francis J. Aquila

Email: aquilaf@sullcrom.com

7.6 Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable Law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the Parties shall be construed and enforced accordingly.

7.7 Entire Agreement. This Agreement (including the annexes, exhibits and letters hereto) and the Transaction Documents constitute the entire agreement, and supersede all other prior agreements and understandings (both written and oral), among the Parties with respect to the subject matter hereof and thereof.

7.8 Assignment; No Third-Party Beneficiaries. This Agreement shall not be assigned by any of the Parties without the prior written consent of the other Parties; provided, that notwithstanding the foregoing, each Amneal Group Member shall be entitled to assign such Amneal Group Member’s rights and obligations (i) under this

Agreement, collectively, in connection with any Transfer of shares of Company Common Stock permitted under Section 4.1(b)(i)(E), Section 4.1(b)(i)(F) or Section 4.1(c) (in which case such transferee shall, prior to any such Transfer, agree in a writing reasonably acceptable to the Company to be bound by the terms of this Agreement as a party hereto in the position of an Amneal Group Member) or (ii) under Article V (Registration Rights), in connection with any Transfer of Registrable Shares. This Agreement is for the sole benefit of the Parties to this Agreement and the members of their respective Group and their permitted successors and assigns, including any transferee in a Permitted Transfer (as defined in the Amneal Pharmaceuticals LLC Agreement), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person or entity (other than the Conflicts Committee, which is an intended third party beneficiary of the covenants set forth in this Agreement) any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

7.9 Amendment; Waiver. No provision of this Agreement may be amended or modified except by a written instrument signed by all the Parties to such agreement; provided, that any material amendment or modification of this Agreement shall require the prior written consent of the Conflicts Committee. Either Party may, in its sole discretion, waive any and all rights granted to it in this Agreement; provided, that no waiver by any Party of any provision hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving; provided, further, that any waiver of any or all of the Company’s rights granted under this Agreement shall require the prior written consent of the Conflicts Committee. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other subsequent breach.

7.10 Interpretations. When a reference is made in this Agreement to an Article, Section or Schedule, such reference shall be to an Article, Section or Schedule to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Any references in this Agreement to “the date hereof” refers to the date of execution of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to “this Agreement,” “hereof,” “herein,” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement and include any schedules, annexes, exhibits or other attachments to this Agreement. The word “or” shall be deemed to mean “and/or.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. The Parties have participated jointly in the negotiation and drafting of this Agreement with the assistance of counsel and other advisors and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement or interim drafts of this Agreement.

7.11 Privileged Matters.

(a) Each of the Parties agrees, on its own behalf and on behalf of its directors, officers, employees and Affiliates, that the law firms listed on Schedule 7.11(a) (the “Impax Law Firms”) may serve as counsel following consummation of the Transactions to the Company Group or any director, officer, employee or Affiliate of any member of the Company Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement, the other Transaction Documents or the Transactions notwithstanding any prior representation of Impax or any member of the Company Group by the Impax Law Firms. In connection with any representation expressly permitted pursuant to the prior sentence, Amneal Group hereby irrevocably waives and agrees not to assert any conflict of interest arising from or in connection with prior representation of Impax or any of its Affiliates by the Impax Law Firms. As to any privileged communications, or communications claimed to be privileged, in any form or format whatsoever between or among the Impax Law Firms, on the one hand, and Impax, the Company, any other member of the Company Group, or any of their respective directors, officers, employees or other representatives, on the other hand, prior to the Closing that relate to (i) the negotiation, documentation and consummation of the Transactions or any alternative transactions presented to or considered by Impax, the Company or any other member of the Company Group, or (ii) any dispute arising under this Agreement or the other Transaction Documents (collectively, the “Privileged Impax Communications”), Amneal Group, together with any of its Affiliates, successors or assigns, agrees that it and they may not use or rely on any of the Privileged Impax Communications in any action against or involving any of the other Parties after the Closing (other than in connection with any claim of fraud or any willful and material breach), absent an express waiver or consent by the pertinent member or members of the Company Group or a final determination by a court of law that the communication is not privileged.

(b) Each of the Parties agrees, on its own behalf and on behalf of its directors, officers, employees and Affiliates, that the law firms listed on Schedule 7.11(b) (the “Amneal Law Firms”) may serve as counsel following consummation of the Transactions to the Amneal Group or any director, officer, employee or Affiliate of any Amneal Group Member, in connection with any litigation, claim or obligation arising out of or relating to this Agreement, the other Transaction Documents or the Transactions notwithstanding any prior representation of Amneal Pharmaceuticals LLC or any of its Affiliates by the Amneal Law Firms. In connection with any representation expressly permitted pursuant to the prior sentence, Company Group hereby irrevocably waives and agrees not to assert any conflict of interest arising from or in connection with prior representation of Amneal Pharmaceuticals LLC or any of its Affiliates by the Amneal Law Firms. As to any privileged communications, or communications claimed to be privileged, in any form or format whatsoever between or among the Amneal Law Firms, on the one hand, and Amneal Pharmaceuticals LLC, any of its Affiliates (including any Amneal Group Member), or any of their respective directors, officers, employees or other representatives, on the other hand, prior to the Closing that relate to (i) the negotiation, documentation and consummation of the Transactions or any alternative transactions presented to or considered by Amneal or any other Amneal Group Member, or (ii) any dispute arising under this Agreement or the other Transaction Documents (collectively, the “Privileged Amneal Communications”), Company Group, together with any of its Affiliates, successors or assigns, agrees that it and they may not use or rely on any of the Privileged Amneal Communications in any action against or involving any of the other Parties after the Closing (other than in connection with any claim of fraud or any willful and material breach), absent an express waiver or consent by the pertinent member or members of the Amneal Group or a final determination by a court of law that the communication is not privileged.

7.12 Counterparts; Electronic Transmission of Signatures. This Agreement may be executed in any number of counterparts and by different Parties in separate counterparts, and delivered by means of electronic mail transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

7.13 Enforceable by the Conflicts Committee. All of the Company’s and Amneal Pharmaceuticals LLC’s rights under this Agreement and the other Transaction Documents may be enforced by the Conflicts Committee; provided that nothing in this Agreement shall require the Conflicts Committee to act on behalf of, or enforce any rights of, the Company or Amneal Pharmaceuticals LLC. Any recovery in connection with an Action brought by the Conflicts Committee hereunder or thereunder shall be for the proportionate benefit of all Other Stockholders.

[The remainder of this page has been intentionally left blank;

the next page is the signature page.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

AMNEAL PHARMACEUTICALS HOLDING COMPANY, LLC

By:	/s/ Chirag Patel
	Name:	Chirag Patel
	Title:	Manager

[Signature Page to Stockholders Agreement]

AP CLASS D MEMBER, LLC

By:	/s/ Chirag Patel
	Name:	Chirag Patel
	Title:	Manager

[Signature Page to Stockholders Agreement]

AP CLASS E MEMBER, LLC

By	/s/ Chirag Patel
	Name:	Chirag Patel
	Title:	Manager

[Signature Page to Stockholders Agreement]

AH PPU MANAGEMENT, LLC

By	/s/ Chirag Patel
	Name:	Chirag Pate
	Title:	Manager

[Signature Page to Stockholders Agreement]

ATLAS HOLDINGS, INC.

By	/s/ Paul M. Bisaro
	Name:	Paul Bisaro
	Title:	Chief Executive Officer and President

[Signature Page to Stockholders Agreement]

Exhibit A

ATLAS HOLDINGS, INC.

CONFLICTS COMMITTEE CHARTER

This Conflicts Committee Charter (the “Charter”) has been adopted by the Company Board of Directors (the “Company Board”) of Atlas Holdings, Inc., a Delaware corporation (the “Company”).

I.	Purpose

The Conflicts Committee (the “Committee”) of the Company Board is responsible for providing leadership and guidance to the Company Board and the Company regarding transactions or situations involving potential conflicts of interest between any member of the Company Group, on the one hand, and any member of Amneal Group, or any director, officer, employee or associate of any Amneal Group Member, on the other hand.

This Charter is intended to implement the provisions of the Stockholders Agreement, dated as of October 17, 2017, by and among the Company and Amneal Group, as defined therein (as amended from time to time, the “Stockholders Agreement”). Capitalized terms used in this Charter but not otherwise defined have the meanings given to such terms in the Stockholders Agreement. In the event of any conflict between this Charter and the Stockholders Agreement, the provisions of the Stockholders Agreement shall prevail.

II.	Term and Composition

The Committee shall exist until the first date on which Amneal Group ceases to beneficially own at least ten percent (10%) of the outstanding shares of the Company Common Stock.

The number of directors which constitute the Committee shall be determined by the Company Board from time to time. The Committee shall be comprised solely of Company Independent Directors appointed to serve on the Committee by a majority of the Company Independent Directors then serving on the Company Board. The Company Board shall elect or appoint a chairperson of the Committee (or, if it does not do so, the Committee members shall elect a chairperson by vote of a majority of the full Committee). The members of the Committee shall serve for a term of one year or until their successors shall be appointed and qualified. No member of the Committee shall be removed except by majority vote of the Company Independent Directors then serving on the Company Board. A majority of the Company Independent Directors then serving on the Company Board shall have the authority to fill vacancies or add additional members to the Committee.

III.	Meetings and Procedure

The Committee shall meet as many times as it deems necessary or advisable to carry out its duties and responsibilities. The chairperson of the Committee or a majority of the members of the Committee may call a special meeting of the Committee. One or more meetings may be conducted in whole or in part by telephone conference call or similar means if it is impracticable to obtain the personal presence of each Committee member. A majority of the members of the Committee shall constitute a quorum.

Information and materials that are important to the Committee’s understanding of the agenda items and other topics to be considered at a Committee meeting should, to the extent practicable, be distributed sufficiently in advance of the meeting to permit prior review by the directors. In the event of a pressing need for the Committee to meet on short notice or if such materials contain highly confidential or sensitive information, it is recognized that written materials may not be available in advance of the meeting.

A-1

The Company shall make available to the Committee, at its meetings and otherwise, such individuals and entities as may be designated from time to time by the Committee. Following each of its meetings, the Committee shall deliver a report on the meeting to the Company Board, including a description of all actions taken by the Committee at the meeting. The Committee shall keep written minutes of its meetings, which minutes shall be maintained with the books and records of the Company.

IV.	Responsibilities and Duties of the Conflicts Committee

The Committee shall have the authority and responsibilities set forth in the Stockholders Agreement, the other Transaction Documents and as may otherwise be delegated to the Committee by the Nominating Committee or the Company Board from time to time. Such authority and responsibilities include but are not limited to:

A.	Review and report to the Company Board regarding potential conflicts of interest of directors and director nominees, and review the qualifications of directors and director nominees as Independent Directors and/or Company Independent Directors.

B.	Review and approval of certain Transfers of shares of Company Common Stock by an Amneal Group Member to third parties as required pursuant to Section 4.1(b) of the Stockholders Agreement.

C.	Review and approval of acquisitions of Company Common Stock by Amneal Group and certain other actions of Amneal Group as required pursuant to Section 4.1(d) of the Stockholders Agreement.

D.	Determination of whether any transaction between any member of the Company Group, on the one hand, and any member of Amneal Group, or any director, officer, employee or associate of any Amneal Group Member, on the other hand, is a Related Party Transaction that must be reviewed and approved by the Committee in accordance with the criteria set forth in the immediately following sentence. Specifically, the Committee shall be responsible for the review and approval of the following:

a.	Any Related Party Transaction that (i) involves aggregate amounts above $2,500,000, measured by payments (together with all substantially related payments) to or from the Company Group, or (ii) is otherwise material (with materiality defined in a manner consistent with the Company’s SEC disclosure requirements) to the Company Group, taken as a whole, in any non-monetary respect;

b.	Any material amendments or modifications to, or terminations of, any of the Transaction Documents; and

c.	Any material waivers, consents or elections of the Company’s or Amneal Pharmaceuticals LLC’s rights under any of the Transaction Documents (except as otherwise set forth in Section 4.2(a) of the Stockholders Agreement).

E.	Review and approval of any proposal by any Amneal Group Member of a transaction, or series of related transactions, reasonably expected to result in the acquisition of all of the Company Common Stock held by Other Stockholders, pursuant to Section 4.1(f) of the Stockholders Agreement.

F.	Determination of whether to impose a Blackout Period in accordance with Section 5.2 of the Stockholders Agreement.

G.	Review and approval of any material amendment or modification of the Stockholders Agreement, or any material waiver of any or all of the Company’s rights granted under the Stockholders Agreement.

A-2

H.	Enforcement of the Company’s rights under the Stockholders Agreement and the other Transaction Documents, at the Committee’s sole discretion, pursuant to Section 7.13 of the Stockholders Agreement.

I.	Approval of the Charter and any amendments, modifications or supplements hereto from time to time; provided that, any amendments, modifications or supplements of the Charter shall be approved by (x) seventy-five percent (75%) of the directors comprising the Company Board, (y) a majority of the Company Independent Directors then serving on the Company Board and (z) a majority of the Committee.

V.	Advisors

The Committee shall be fully empowered to requisition reasonable assistance from employees of the Company, including legal and financial staff, to retain independent legal, financial and other advisors, at the Company’s expense, as the Committee deems necessary and to approve or not approve any transaction or other matter submitted to the Committee (and such non-approval shall be binding on the Company Board). The Committee shall have sole authority to approve related fees and retention terms.

VI.	Delegation

Any duties and responsibilities of the Committee may be delegated to a subcommittee of the Committee.

A-3

Schedule 7.11(a)

Impax Law Firms

Sullivan & Cromwell LLP

McDermott Will and Emery LLP

A-1

Schedule 7.11(b)

Amneal Law Firms

Latham & Watkins LLP

Richards Layton & Finger P.A.

A-1

ANNEX C

Exhibit H to the Business

Combination Agreement

FORM OF

AMNEAL PHARMACEUTICALS LLC

THIRD AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

Dated as of [        ]

THE COMPANY INTERESTS REPRESENTED BY THIS THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH COMPANY INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

C-i

C-ii

Schedules

Schedule 1	—	Initial Schedule of Members

Exhibits

Exhibit A	—	Form of Joinder Agreement

C-iii

AMNEAL PHARMACEUTICALS LLC

THIRD AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

This THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”), dated as of [        ], is entered into by and among Amneal Pharmaceuticals LLC, a Delaware limited liability company (the “Company”), and its Members (as defined herein).

WHEREAS, the Company was formed as a limited liability company pursuant to and in accordance with the Delaware Act (as defined herein) by the filing of the Certificate (as defined herein) with the Secretary of State of the State of Delaware pursuant to Section 18-201 of the Delaware Act on June 15, 2004;

WHEREAS, the Company previously entered into a Second Amended and Restated Limited Liability Company Agreement of the Company, dated as of May 1, 2015 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time to but excluding the date hereof, together with all schedules, exhibits and annexes thereto, the “Second A&R LLC Agreement”), with the members of the Company party thereto;

WHEREAS, immediately prior to the Effective Time (as defined herein), (a) Amneal Pharmaceuticals Holding Company LLC, a Delaware limited liability company (“APHC”), held Class A units representing limited liability company interests in the Company (the “Original Class A Units”), (b) AP Class D Member, LLC, a Delaware limited liability company (“D, LLC”), held Class D units representing limited liability company interests in the Company (the “Original Class D Units”), (c) AP Class E Member, LLC, a Delaware limited liability company (“E, LLC”), held Class E units representing limited liability company interests in the Company (the “Original Class E Units”), and (d) AH PPU Management, LLC, a Delaware limited liability company (“AH PPU” and, together with APHC, D, LLC and E, LLC, the “Original Members”), held Class F units representing limited liability company interests in the Company (the “Original Class F Units”), Class G units representing limited liability company interests in the Company (the “Original Class G Units”) and Class H units representing limited liability company interests in the Company (the “Original Class H Units” and, together with the Original Class A Units, the Original Class D Units, the Original Class E Units, the Original Class F Units and the Original Class G Units, the “Original Units”);

WHEREAS, the parties are entering into this Agreement to amend and restate the Second A&R LLC Agreement in its entirety as of the Effective Time to reflect (a) the Recapitalization (as defined herein) and the consummation of the transactions contemplated by the Business Combination Agreement (as defined herein), (b) the Impax Contribution (as defined herein) and the admission of Amneal Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”), as a Member, (c) the Corporation’s designation as the Manager (as defined herein), and (d) the rights and obligations of the Members that are enumerated and agreed upon in the terms of this Agreement effective as of the Effective Time, at which time the Second A&R LLC Agreement shall be superseded entirely by this Agreement; and

WHEREAS, in connection with the Recapitalization and as of the Effective Time, the Original Units of each Original Member will be converted into Common Units (as defined herein) issued in accordance with this Agreement and the Original Units will cease to exist.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Members, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

The following definitions shall be applied to the terms used in this Agreement for all purposes, unless otherwise clearly indicated to the contrary.

“Additional Member” has the meaning set forth in Section 12.02.

“Adjusted Capital Account Deficit” means with respect to the Capital Account of any Member as of the end of any Taxable Year, the amount by which the balance in such Capital Account is less than zero. For this purpose, such Member’s Capital Account balance shall be:

(a)	reduced for any items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6); and

(b)	increased for any amount such Member is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Treasury Regulations Section 1.704-1(b)(2)(ii)(c) (relating to partner liabilities to a partnership) or 1.704-2(g)(1) and 1.704-2(i) (relating to minimum gain).

“Admission Date” has the meaning set forth in Section 10.06.

“Affiliate” (and, with a correlative meaning, “Affiliated”) means, with respect to a specified Person, each other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of voting securities, by contract or otherwise).

“Agreement” has the meaning set forth in the preamble to this Agreement.

“AH PPU” has the meaning set forth in the recitals to this Agreement.

“APHC” has the meaning set forth in the recitals to this Agreement.

“Appraisers” has the meaning set forth in Section 15.02.

“Assignee” means a Person to whom a Company Interest has been transferred but who has not become a Member pursuant to Article XII.

“Assumed Tax Liability” means, with respect to any Member at any Tax Advance Date, an amount equal to the amount of federal, state, local and foreign income taxes (including any applicable estimated taxes) for such taxable year, determined taking into account the character of income and loss allocated as it affects the Assumed Tax Rate, that the Manager estimates in good faith would be due from such Member as of the relevant Tax Advance Date, (i) assuming such Member were an individual who earned solely the items of income, gain, deduction, loss, and/or credit allocated to such Member pursuant to Article V, (ii) taking into account adjustments and allocations under Sections 704(c), 734 and 743 of the Code and applicable limitations on the deductibility of capital losses, and (iii) assuming that such Member is subject to tax at the Assumed Tax Rate. The Manager shall reasonably determine the Assumed Tax Liability for each Member based on such assumptions as the Manager in good faith deems reasonably necessary.

“Assumed Tax Rate” means, for any taxable year, the sum of the highest marginal rate of federal, state, and local income tax applicable to any direct, or in the case of ownership through an entity classified as a partnership or disregarded entity for federal income tax purposes, indirect owner of a Member (other than the Corporation) (including any tax imposed under Section 1401 or Section 1411 of the Code) determined by applying the rates applicable to ordinary income (in cases where taxes are being determined on ordinary income allocated to a Member) and capital gains (in cases where taxes are being determined on capital gains allocated to a Member), and including any deduction of state and local income taxes in computing a Member’s liability for federal income tax. The Manager shall consult in good faith with each Member to determine the Assumed Tax Rate for such Member for any taxable year.

“Base Rate” means, on any date, a variable rate per annum equal to the rate of interest most recently published by The Wall Street Journal as the “prime rate” at large U.S. money center banks.

“Black-Out Period” means any “black-out” or similar period under the Corporation’s policies covering trading in the Corporation’s securities to which the applicable Redeemed Member is subject, which period restricts the ability of such Redeemed Member to immediately resell shares of Class A Common Stock to be delivered to such Redeemed Member in connection with a Share Settlement.

“Book Value” means, the adjusted basis of such asset for federal income tax purposes, except as follows: (a) the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution; (b) immediately prior to the Distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such Distribution; (c) the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as reasonably determined in good faith by the Manager, as of the following times: (i) the acquisition of an additional Company Interest in the Company by a new or existing Member in consideration of a Capital Contribution of more than a de minimis amount; (ii) the Distribution by the Company to a Member of more than a de minimis amount of property (other than cash) as consideration for all or a part of such Member’s Company Interest; and (iii) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g); provided, that adjustments pursuant to clauses (i) and (ii) above need not be made if the Manager reasonably determines in good faith that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member; (d) the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m); provided, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph; and if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Depreciation taken into account with respect to such Company asset for purposes of computing Profits and Losses.

“Business Combination Agreement” means that certain Business Combination Agreement, dated as of October 17, 2017, by and among the Company, Impax, the Corporation and K2 Merger Sub Corporation, a Delaware corporation (as may be amended or supplemented from time to time).

“Business Combination Closing” means the “Closing” as defined in Section 1.03 of the Business Combination Agreement.

“Business Day” means any day other than a Saturday or a Sunday or a day on which banks located in New York City, New York generally are authorized or required by Law to close.

“Capital Account” means the capital account maintained for a Member in accordance with Section 5.01.

“Capital Contribution” means, with respect to any Member, the amount of any cash, cash equivalents, promissory obligations or the Fair Market Value of other property that such Member contributes (or is deemed to contribute) to the Company pursuant to Article III hereof.

“Cash Settlement” means immediately available funds in U.S. dollars in an amount equal to the product of (a) the Share Settlement and (b) the Common Unit Redemption Price.

“Certificate” means the Company’s Certificate of Formation as filed with the Secretary of State of Delaware.

“Change of Control Transaction” means (a) a sale of all or substantially all of the Company’s assets determined on a consolidated basis, (b) a sale of a majority of the Company’s outstanding Units (other than (i) to the Corporation, (ii) in a Permitted Transfer or (iii) in connection with a Redemption or Direct Exchange in accordance with Article XI) or (c) a sale of a majority of the outstanding voting securities of any Material Subsidiary of the Company; in any such case, whether by merger, recapitalization, consolidation, reorganization, combination or otherwise; provided, however, that neither (w) a transaction solely between the Company or any of its wholly-owned Subsidiaries, on the one hand, and the Company or any of its wholly-owned Subsidiaries, on the other hand, nor (x) a transaction solely for the purpose of changing the jurisdiction of domicile of the Company, nor (y) a transaction solely for the purpose of changing the form of entity of the Company, nor (z) a sale of a majority of the outstanding shares of Class A Common Stock (treating for this purpose all outstanding shares of Class B-1 Common Stock as if converted to Class A Common Stock), whether by merger, recapitalization, consolidation, reorganization, combination or otherwise, shall in each case of clauses (w), (x), (y) and (z) constitute a Change of Control Transaction.

“Class A Common Stock” means the Class A Common Stock, par value [$0.01] per share, of the Corporation.

“Class B Common Stock” means the Class B Common Stock, par value [$0.01] per share, of the Corporation.

“Class B-1 Common Stock” means the Class B-1 Common Stock, par value $0.01 per share, of the Corporation.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Common Stock” means all classes and series of common stock of the Corporation, including the Class A Common Stock, the Class B Common Stock and the Class B-1 Common Stock.

“Common Unit” means a Unit representing a fractional part of the Company Interests of the Members (or a permitted Assignee) and having the rights and obligations specified with respect to the Common Units in this Agreement.

“Common Unit Redemption Price” means the average of the volume-weighted closing price for a share of Class A Common Stock on the principal U.S. securities exchange or automated or electronic quotation system on which the Class A Common Stock trades, as reported by Bloomberg, L.P., or its successor, for each of the five (5) consecutive full Trading Days ending on and including the last full Trading Day immediately prior to the Redemption Notice Date, subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends or similar events affecting the Class A Common Stock. If the Class A Common Stock no longer trades on a securities exchange or automated or electronic quotation system, then the Common Unit Redemption Price shall be the fair market value of one share of Class A Common Stock, as determined by the Corporate Board in good faith, that would be obtained in an arms-length transaction between an informed and willing buyer and an informed and willing seller, with neither party having any compulsion to buy or sell, and without regard to the particular circumstances of the buyer or seller; provided, however, that in the event that the applicable Redeemed Member disputes the accuracy of such determination and the Manager and such Member are unable to agree on such determination, (a) the Manager and such Member shall each select an Appraiser, who shall each determine the fair market value of one share of Class A Common Stock in accordance with this sentence, (b) the

Appraisers shall be instructed to give written notice of their determination thereof within thirty (30) days of their appointment as Appraisers, (c) if the fair market value of one share of Class A Common Stock as determined by an Appraiser is (i) higher than the fair market value of one share of Class A Common Stock as determined by the other Appraiser by 10% or more, and the Manager and such Member do not otherwise agree on a fair market value, the original Appraisers shall designate a third Appraiser, and the fair market value shall be the average of the fair market values determined by all three Appraisers, unless the Manager and such Member(s) otherwise agree on a fair market value, or (ii) within 10% of the fair market value as determined by the other Appraiser (but not identical), and the Manager and such Member do not otherwise agree on a fair market value, the fair market value shall be the average of the fair market values determined by the two Appraisers, and (d) the fees and expenses of the Appraisers shall be borne by the Company, on the one hand, and by such Member, on the other hand, based upon the percentage which the portion of the contested amount not awarded to such Member bears to the amount actually contested by such Member. For example, if such Member contests that the fair market value of a share of Class A Common Stock is $100, and if the Appraisers ultimately determine the fair market value of a share of Class A Common Stock is $60 of the $100 contested, then the costs and expenses of the Appraisers will be allocated 60% (i.e., 60 ÷ 100) to the Company and 40% (i.e., 40 ÷ 100) to such Member.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Interest” means the interest of a Member (or a permitted Assignee) in Profits, Losses and Distributions.

“Company Minimum Gain” means “partnership minimum gain” determined pursuant to Treasury Regulations Section 1.704-2(d).

“Conflicts Committee” means the Conflicts Committee of the Corporate Board established pursuant to the Stockholders Agreement.

“Corporate Board” means the Board of Directors of the Corporation.

“Corporation” has the meaning set forth in the recitals to this Agreement, together with its permitted successors and assigns.

“Corporation Restricted Shares” has the meaning set forth in Section 3.04(a).

“Credit Agreement” means [        ] (as may be amended, restated, supplemented or otherwise modified from time to time and including any one or more refinancings or replacements thereof, in whole or in part, with any other debt facility or debt obligation).

“D, LLC” has the meaning set forth in the recitals to this Agreement.

“Delaware Act” means the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq., as it may be amended from time to time, and any successor thereto.

“Depreciation” means, for each Taxable Year or other Fiscal Period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for U.S. federal income tax purposes with respect to property for such Taxable Year or other Fiscal Period, except that (a) with respect to any such property the Book Value of which differs from its adjusted tax basis for U.S. federal income tax purposes and which difference is being eliminated by use of the “remedial method” pursuant to Treasury Regulations Section 1.704-3(d), Depreciation for such Taxable Year or other Fiscal Period shall be the amount of book basis recovered for such Taxable Year or other Fiscal Period under the rules prescribed by Treasury Regulations Section 1.704-3(d)(2), and (b) with respect to any other such property, the Book Value of which differs from its adjusted tax basis at the beginning of such Taxable Year or other Fiscal Period, Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such Taxable Year or other Fiscal Period bears to such beginning adjusted tax basis; provided, however, that if the adjusted tax basis of any property at the beginning of such Taxable Year or other Fiscal Period is zero dollars ($0.00), Depreciation with respect to such property shall be determined with reference to such beginning Book Value using any reasonable method selected by the Manager.

“Direct Exchange” has the meaning set forth in Section 11.03(a).

“Discount” has the meaning set forth in Section 6.06.

“Distributable Cash” shall mean, as of any relevant date on which a determination is being made by the Manager regarding a potential distribution pursuant to Section 4.01(a), the amount of cash that could be distributed by the Company for such purposes in accordance with the Credit Agreement (and without otherwise violating any applicable provisions of or resulting in a default (or an event that, with notice or the lapse of time or both, would constitute a default) under the Credit Agreement).

“Distribution” (and, with a correlative meaning, “Distribute”) means each distribution made by the Company to a Member with respect to such Member’s Units, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise; provided, however, that none of the following shall be a Distribution: (a) any recapitalization that does not result in the distribution of cash or property to Members or any exchange of securities of the Company, and any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Units, (b) any other payment made by the Company to a Member in redemption or repurchase of all or a portion of such Member’s Units or (c) any amounts payable pursuant to Section 6.06.

“E, LLC” has the meaning set forth in the recitals to this Agreement.

“Effective Time” has the meaning set forth in Section 16.16.

“Equity Plan” means any stock, stock option or equity purchase plan, restricted stock or equity plan or other similar equity compensation plan now or hereafter adopted by the Company or the Corporation.

“Equity Securities” means (i) with respect to the Company or any of its Subsidiaries, (a) Units or other equity interests in the Company or any Subsidiary of the Company (including other classes or groups thereof having such relative rights, powers and duties as may from time to time be established by the Manager pursuant to the provisions of this Agreement, including rights, powers and/or duties senior to existing classes and groups of Units and other equity interests in the Company or any Subsidiary of the Company), (b) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into Units or other equity interests in the Company or any Subsidiary of the Company, and (c) warrants, options or other rights to purchase or otherwise acquire Units or other equity interests in the Company or any Subsidiary of the Company and (ii) with respect to the Corporation, any and all shares, interests, participation or other equivalents (however designated) of corporate stock, including all common stock and preferred stock, or warrants, options or other rights to acquire any of the foregoing, including any debt instrument convertible or exchangeable into any of the foregoing.

“Event of Withdrawal” means the expulsion, bankruptcy or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company. “Event of Withdrawal” shall not include an event that (a) terminates the existence of a Member for income tax purposes (including, without limitation, a change in entity classification of a Member under Treasury Regulations Section 301.7701-3, termination of a partnership pursuant to Section 708(b)(1)(B) of the Code, a sale of assets by, or liquidation of, a Member pursuant to an election under Section 338 of the Code, or merger, severance, or allocation within a trust or among sub-trusts of a trust that is a Member), but that (b) does not terminate the existence of such Member under applicable state law (or, in the case of a trust that is a Member, does not terminate the trusteeship of the fiduciaries under such trust with respect to all the Company Interests of such trust that is a Member).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Election Notice” has the meaning set forth in Section 11.03(b).

“Fair Market Value” means, with respect to any asset, its fair market value determined according to Article XV.

“Fiscal Period” means any interim accounting period within a Taxable Year established by the Company and which is permitted or required by Section 706 of the Code.

“Fiscal Year” means the Company’s annual accounting period established pursuant to Section 8.02.

“Governmental Entity” means (a) the United States of America, (b) any other sovereign nation, (c) any state, province, district, territory or other political subdivision of (a) or (b) of this definition, including any county, municipal or other local subdivision of the foregoing, or (d) any entity exercising executive, legislative, judicial, regulatory or administrative functions of government on behalf of (a), (b) or (c) of this definition.

“Impax” means Impax Laboratories LLC, a Delaware limited liability company.

“Impax Contributed Interests” means all of the outstanding equity interests of Impax.

“Impax Contribution” has the meaning set forth in Section 3.03(b).

“Indemnified Person” has the meaning set forth in Section 7.04(a).

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended from time to time.

“Joinder” means a joinder to this Agreement, in form and substance substantially similar to Exhibit A to this Agreement.

“Law” means all laws, statutes, ordinances, rules and regulations of the United States, any foreign country and each state, commonwealth, city, county, municipality, regulatory body, agency or other political subdivision thereof.

“LLC Employee” means an employee of, or other service provider to, the Company or any Subsidiary, in each case acting in such capacity.

“Losses” means items of Company loss or deduction determined according to Section 5.01(b).

“Manager” has the meaning set forth in Section 6.01.

“Market Price” means, with respect to a share of Class A Common Stock as of a specified date, the last sale price per share of Class A Common Stock, regular way, or if no such sale took place on such day, the average of the closing bid and asked prices per share of Class A Common Stock, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the Stock Exchange or, if the Class A Common Stock is not listed or admitted to trading on the Stock Exchange, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Class A Common Stock is listed or admitted to trading or, if the Class A Common Stock is not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if

such system is no longer in use, the principal other automated quotation system that may then be in use or, if the Class A Common Stock is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Class A Common Stock selected by the Corporate Board or, in the event that no trading price is available for the shares of Class A Common Stock, the fair market value of a share of Class A Common Stock, as determined in good faith by the Corporate Board.

“Material Subsidiary” means any direct or indirect Subsidiary of the Company that, as of any date of determination, represents more than (a) 50% of the consolidated net tangible assets of the Company or (b) 50% of the consolidated net income of the Company before interest, taxes, depreciation and amortization [(calculated in a manner substantially consistent with the definition of “Consolidated Net Income” and “EBITDA” or similar definition(s) appearing in the Credit Agreement, including such additional adjustments that are permitted to be made to such measure as described in “EBITDA” or a similar definition appearing in the Credit Agreement)].

“Member” means, as of any date of determination, (a) each of the members named on the Schedule of Members and (b) any Person admitted to the Company as a Substituted Member or Additional Member in accordance with Article XII, but in each case only so long as such Person is shown on the Company’s books and records as the owner of one or more Units.

“Member Minimum Gain” means “partner nonrecourse debt minimum gain” as defined in Treasury Regulations Section 1.704-2(i)(3).

“Officer” has the meaning set forth in Section 6.01(b).

“Optionee” means a Person to whom a stock option is granted under any Equity Plan.

“Original Class A Units” has the meaning set forth in the recitals to this Agreement.

“Original Class D Units” has the meaning set forth in the recitals to this Agreement.

“Original Class E Units” has the meaning set forth in the recitals to this Agreement.

“Original Class F Units” has the meaning set forth in the recitals to this Agreement.

“Original Class G Units” has the meaning set forth in the recitals to this Agreement.

“Original Class H Units” has the meaning set forth in the recitals to this Agreement.

“Original Units” has the meaning set forth in the recitals to this Agreement.

“Original Members” has the meaning set forth in the recitals to this Agreement.

“Other Agreements” has the meaning set forth in Section 10.04.

“Partnership Representative” has the meaning set forth in Section 9.03(b).

“Percentage Interest” means, with respect to a Member at a particular time, such Member’s percentage interest in the Company determined by dividing such Member’s Units by the total Units of all Members at such time. The Percentage Interest of each member shall be calculated to the 4th decimal place.

“Permitted Transfer” has the meaning set forth in Section 10.02.

“Person” means an individual or any corporation, partnership, limited liability company, trust, unincorporated organization, association, joint venture or any other organization or entity, whether or not a legal entity.

“Pro rata,” “proportional,” “in proportion to,” and other similar terms, means, with respect to the holder of Units, pro rata based upon the number of such Units held by such holder as compared to the total number of Units outstanding.

“Profits” means items of Company income and gain determined according to Section 5.01(b).

“Recapitalization” has the meaning set forth in Section 3.03(a).

“Reclassification Event” means any of the following: (i) any reclassification or recapitalization of Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination or any transaction subject to Section 3.04), (ii) any merger, consolidation or other combination involving Common Stock, or (iii) any sale, conveyance, lease, or other disposal of all or substantially all the properties and assets of the Corporation to any other Person, in each of clauses (i), (ii) or (iii), as a result of which holders of Common Stock shall be entitled to receive cash, securities or other property for their shares of Common Stock.

“Redeemed Units” has the meaning set forth in Section 11.01(a).

“Redeemed Member” has the meaning set forth in Section 11.01(a).

“Redemption” has the meaning set forth in Section 11.01(a).

“Redemption Date” has the meaning set forth in Section 11.01(a).

“Redemption Notice” has the meaning set forth in Section 11.01(a).

“Redemption Notice Date” has the meaning set forth in Section 11.01(a).

“Redemption Right” has the meaning set forth in Section 11.01(a).

“Related Person” has the meaning set forth in Section 7.01(c).

“Requisite Members” means the Members (which may include the Manager) holding at least seventy-five percent (75%) of the Common Units then outstanding.

“Retraction Notice” has the meaning set forth in Section 11.01(b).

“Revised Partnership Audit Provisions” shall mean Section 1101 of Title XI (Revenue Provisions Related to Tax Compliance) of the Bipartisan Budget Act of 2015, H.R. 1314, Public Law Number 114-74.

“Schedule of Members” has the meaning set forth in Section 3.01(b).

“SEC” means the U.S. Securities and Exchange Commission, including any governmental body or agency succeeding to the functions thereof.

“Second A&R LLC Agreement” has the meaning set forth in the recitals to this Agreement.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and applicable rules and regulations thereunder, and any successor to such statute, rules or regulations. Any reference herein to a specific section, rule or regulation of the Securities Act shall be deemed to include any corresponding provisions of future Law.

“Settlement Method Notice” has the meaning set forth in Section 11.01(b).

“Share Settlement” means (a) a number of shares of Class A Common Stock equal to the number of Redeemed Units or (b) if the Redeemed Member specifies in its applicable Redemption Notice that all or any portion of its Redeemed Units are to be redeemed for Class B-1 Common Stock (a “Class B-1 Redemption Election”), a number of shares of (i) Class A Common Stock equal to the number of Redeemed Units that the Redeemed Member specifies in such Redemption Notice are to be redeemed for Class A Common Stock and (ii) Class B-1 Common Stock equal to the number of Redeemed Units that the Redeemed Member specifies in such Redemption Notice are to be redeemed for Class B-1 Common Stock; provided that (x) the Redeemed Members collectively shall not be permitted to redeem more than a total of [                ] Common Units (as adjusted for any equity split, equity distribution, recapitalization, combination, reclassification or similar change in the capital structure of the Company following the date hereof) in the aggregate for Class B-1 Common Stock (the “Class B-1 Redemption Cap”) and (y) if a Redeemed Member makes a Class B-1 Redemption Election that (together with all prior Redemptions) would exceed the Class B-1 Redemption Cap, its applicable Redemption Notice shall be deemed to have specified that such excess number of Redeemed Units instead be redeemed for Class A Common Stock.

“Stock Exchange” means the New York Stock Exchange, or such other stock exchange or securities market on which shares of Class A Common Stock are at any time listed or quoted.

“Stockholders Agreement” means that certain Stockholders Agreement, dated as of October 17, 2017, by and among the Corporation and the other parties named therein (together with any joinder thereto from time to time by any successor or assign to any party to such Agreement).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the voting interests thereof are at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, references to a “Subsidiary” of the Company shall be given effect only at such times that the Company has one or more Subsidiaries, and, unless otherwise indicated, the term “Subsidiary” refers to a Subsidiary of the Company.

“Substituted Member” means a Person that is admitted as a Member to the Company pursuant to Section 12.01.

“Tax Advance” has the meaning set forth in Section 4.01(b)(ii).

“Tax Advance Date” means any date that is two Business Days prior to the date on which estimated federal income tax payments are required to be made by corporate taxpayers and the due date for federal income tax returns of corporate taxpayers (without regard to extensions).

“Tax Matters Partner” has the meaning set forth in Section 9.03.

“Tax Receivable Agreement” means the Tax Receivable Agreement, dated as of the date hereof, by and among the Company, the Corporation and the other Members from time to time party thereto (as may be amended or supplemented from time to time).

“Taxable Year” means the Company’s accounting period for U.S. federal income tax purposes determined pursuant to Section 9.02.

“Trading Day” means a day on which the Stock Exchange or such other principal United States securities exchange on which the Class A Common Stock is listed or admitted to trading is open for the transaction of business (unless such trading shall have been suspended for the entire day).

“Transfer” (and, with a correlative meaning, “Transferring”) means any sale, transfer, assignment, pledge, encumbrance or other disposition of (whether directly or indirectly, whether with or without consideration and whether voluntarily or involuntarily or by operation of Law) (a) any interest (legal or beneficial) in any Equity Securities of the Company or (b) any equity or other interest (legal or beneficial) in any Member if a majority of the assets of such Member consist of Units; provided, however, that a pledge, encumbrance, hypothecation or mortgage to a bank or other institutional lender to secure a loan for borrowed money by any Member shall not constitute a “Transfer” until the foreclosure thereof.

“Treasury Regulations” means the regulations promulgated under the Code and any corresponding provisions of succeeding regulations.

“Unit” means a Company Interest of a Member or a permitted Assignee in the Company representing a fractional part of the Company Interests of all Members and Assignees as may be established by the Manager from time to time in accordance with Section 3.02; provided, however, that any class or group of Units issued shall have the relative rights, powers and duties set forth in this Agreement, and the Company Interest represented by such class or group of Units shall be determined in accordance with such relative rights, powers and duties.

“Value” means (a) for any stock option, the Market Price for the trading day immediately preceding the date of exercise of a stock option under the applicable Equity Plan and (b) for interest granted pursuant to an Equity Plan other than a stock option, the Market Price for the trading day immediately preceding the Vesting Date.

“Vesting Date” has the meaning set forth in Section 3.10(c).

ARTICLE II

ORGANIZATIONAL MATTERS

Section 2.01 Formation of Company. The Company was formed on June 15, 2004 pursuant to the provisions of the Delaware Act.

Section 2.02 [Third] Amended and Restated Limited Liability Company Agreement. The Members hereby execute this Agreement for the purpose of continuing the affairs of the Company without dissolution and the conduct of its business in accordance with the provisions of the Delaware Act. This Agreement amends and restates the Second A&R LLC Agreement in its entirety and shall constitute the “limited liability company agreement” (as that term is used in the Delaware Act) of the Company effective as of the date set forth above. The Members hereby agree that during the term of the Company set forth in Section 2.06, the rights and obligations of the Members with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and the Delaware Act. On any matter upon which this Agreement is silent, the Delaware Act shall control. No provision of this Agreement shall be in violation of the Delaware Act and to the extent any provision of this Agreement is in violation of the Delaware Act, such provision shall be void and of no effect to the extent of such violation without affecting the validity of the other provisions of this Agreement; provided, however, that where the Delaware Act provides that a provision of the Delaware Act shall apply “unless otherwise provided in a limited liability company agreement” or words of similar effect, the provisions of this Agreement shall in each instance control; provided further, that notwithstanding the foregoing, Section  18-210 of the Delaware Act shall not apply or be incorporated into this Agreement.

Section 2.03 Name. The name of the Company shall be “Amneal Pharmaceuticals LLC”. The Manager in its sole discretion may change the name of the Company at any time and from time to time in accordance with the Delaware Act. Notification of any such change shall be given to all of the Members and, to the extent practicable, to all of the holders of any Equity Securities then outstanding. The Company’s business may be conducted under its name and/or any other name or names deemed advisable by the Manager.

Section 2.04 Purpose. The primary business and purpose of the Company shall be to engage in such activities as are permitted under the Delaware Act and determined from time to time by the Manager in accordance with the terms and conditions of this Agreement.

Section 2.05 Principal Office; Registered Office. The principal office of the Company shall be at 400 Crossing Boulevard, 3rd Floor, Bridgewater, NJ 08807, or such other place as the Manager may from time to time designate. The address of the registered office of the Company in the State of Delaware shall be 251 Little Falls Drive, Wilmington, County of New Castle, DE 19808, and the registered agent for service of process on the Company in the State of Delaware at such registered office shall be the Corporation Service Company. The Manager may from time to time change the Company’s registered agent and registered office in the State of Delaware in accordance with the Delaware Act.

Section 2.06 Term. The term of the Company commenced upon the filing of the Certificate in accordance with the Delaware Act and shall continue until dissolution of the Company in accordance with the provisions of Article XIV. The existence of the Company shall continue as a separate legal entity until cancellation of the Certificate as provided in the Delaware Act.

Section 2.07 No State-Law Partnership. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement, for any purposes other than as set forth in the last sentence of this Section 2.07, and neither this Agreement nor any other document entered into by the Company or any Member relating to the subject matter hereof shall be construed to suggest otherwise. The Members intend that the Company shall be treated as a partnership for U.S. federal (and applicable state and local) income tax purposes, and that each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

ARTICLE III

MEMBERS; UNITS; CAPITALIZATION

Section 3.01 Members.

(a) Each Original Member previously was admitted as a Member and shall remain a Member of the Company upon the Effective Time. At the Effective Time and concurrently with the Impax Contribution, the Corporation shall be admitted to the Company as a Member.

(b) The Company shall maintain a schedule setting forth: (i) the name of each Member; (ii) the aggregate number of outstanding Units and the number and class of Units held by each Member; (iii) the aggregate amount of cash Capital Contributions that has been made by the Members with respect to their Units; and (iv) the Fair Market Value of any property other than cash contributed by the Members with respect to their Units (including, if applicable, a description and the amount of any liability assumed by the Company or to which contributed property is subject) (such schedule, the “Schedule of Members”). The applicable Schedule of Members in effect as of the Effective Time (after giving effect to the Recapitalization and the Impax Contribution) is set forth as Schedule 1 to this Agreement. The Schedule of Members shall be the definitive record of ownership of each Unit of the Company and all relevant information with respect to each Member. The Company shall be entitled to recognize the exclusive right of a Person registered on the Schedule of Members as the owner of Units for all purposes and shall not be bound to recognize any equitable or other claim to or interest in Units on the part of any other Person, whether or not it shall have express or other notice thereof, except as otherwise provided by the Delaware Act.

(c) No Member (other than the Corporation as expressly provided for in this Agreement) shall be required to make any additional Capital Contributions without such Member’s consent. No Member shall be required or, except as approved by the Manager pursuant to Section 6.01 and in accordance with the other provisions of this Agreement, permitted to loan any money or property to the Company or borrow any money or property from the Company.

Section 3.02 Units. Interests in the Company shall be represented by Units, or such other securities of the Company, in each case as the Manager may establish in its discretion in accordance with the terms and subject to the restrictions hereof. Immediately after the Effective Time, the Units will be comprised of a single class of Common Units. To the extent required pursuant to Section 3.04(a), the Manager may create one or more classes or series of Common Units or preferred Units solely to the extent they are in the aggregate substantially equivalent to a class of common stock of the Corporation or class or series of preferred stock of the Corporation.

Section 3.03 Recapitalization; the Corporation’s Capital Contribution; the Corporation’s Purchase of Common Units.

(a) Recapitalization. In accordance with the Business Combination Agreement, at the Business Combination Closing, all Original Class A Units, Original Class D Units, Original Class E Units, Original Class F Units, Original Class G Units and Original Class H Units that were issued and outstanding and held by the Original Members prior to the execution and effectiveness of this Agreement are hereby converted into the number of Common Units set forth next to each Original Member’s name on Schedule 1, which are hereby issued and outstanding as of the Effective Time (collectively, the “Recapitalization”).

(b) The Impax Contribution. Pursuant to the Business Combination Agreement, as of the Effective Time, the Corporation has contributed to the Company the Impax Contributed Interests, and the Company has issued to the Corporation in exchange therefor the number of Common Units set forth next to the Corporation’s name on Schedule 1 (the “Impax Contribution”). The parties hereto acknowledge and agree that the Impax Contribution will result in a “revaluation of partnership property” and corresponding adjustments to Capital Account balances as described in Section 1.704-1(b)(2)(iv)(f) of the Treasury Regulations.

Section 3.04 Authorization and Issuance of Additional Units.

(a) If at any time the Corporation issues a share of its Class A Common Stock or Class B-1 Common Stock or any other Equity Security of the Corporation, (i) the Company shall issue to the Corporation one Common Unit (if the Corporation issues a share of Class A Common Stock or Class B-1 Common Stock), or such other Equity Security of the Company (if the Corporation issues Equity Securities other than Class A Common Stock or Class B-1 Common Stock) corresponding to the Equity Securities issued by the Corporation, and with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of the Corporation and (ii) the net proceeds received by the Corporation with respect to the corresponding share of Class A Common Stock or Class B-1 Common Stock or other Equity Security, if any, shall be concurrently contributed by the Corporation to the Company as a Capital Contribution; provided, that if the Corporation issues any shares of Class A Common Stock or Class B-1 Common Stock or in order to directly purchase from another Member (other than the Corporation) a number of Common Units pursuant to Section 11.03(a) (and a corresponding number of shares of Class B Common Stock), then the Company shall not issue any new Common Units in connection therewith and the Corporation shall not be required to transfer such net proceeds to the Company (it being understood that such net proceeds shall instead be transferred to such other Member as consideration for such purchase). Notwithstanding the foregoing, this Section 3.04(a) shall not apply to (i) (A) the issuance and distribution to holders of shares of Class A Common Stock or Class B-1 Common Stock of rights to purchase Equity Securities of the Corporation under a “poison pill” or similar shareholders rights plan or (B) the issuance (including under the Corporation’s Equity Plans) of any warrants, options, other rights or property that are convertible into or exercisable or exchangeable for Common Stock, but shall in each of the foregoing cases apply to the issuance of Common Stock in connection with the conversion, exercise or settlement of such rights, warrants, options or other rights or property or (ii) the issuance of Common Stock pursuant to any Equity Plan that is restricted, subject to forfeiture or otherwise unvested upon issuance (“Corporation Restricted Shares”), but shall apply on the applicable Vesting Date with respect to such Corporation Restricted Shares. Except pursuant to Article XI, (x) the Company may not issue any additional Common Units to the Corporation or any of its Subsidiaries unless substantially simultaneously the Corporation or such Subsidiary issues or sells an equal number of shares of the Corporation’s Class A Common Stock or Class B-1 Common Stock to another Person, and (y) the Company may not issue any other Equity Securities of the Company to the Corporation or any of its Subsidiaries unless substantially simultaneously the Corporation or such Subsidiary issues or sells, to another Person, an equal number of shares of a new class or series of Equity Securities of the Corporation or such Subsidiary with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of the Company.

(b) The Company shall only be permitted to issue additional Units or other Equity Securities in the Company to the Persons and on the terms and conditions provided for in Section 3.02, this Section 3.04 and Section 3.11.

(c) The Company shall not in any manner effect any subdivision (by equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of the outstanding Class A Common Stock or Class B-1 Common Units unless accompanied by an identical subdivision or combination, as applicable, of the outstanding Common Stock, with corresponding changes made with respect to any other exchangeable or convertible securities. The Corporation shall not in any manner effect any subdivision (by stock split, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, reclassification, recapitalization or otherwise) of the outstanding Common Stock unless accompanied by an identical subdivision or combination, as applicable, of the outstanding Common Units, with corresponding changes made with respect to any other exchangeable or convertible securities. The Company shall not in any manner effect any subdivision (by equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of any outstanding Equity Securities of the Company (other than the Common Units) unless accompanied by an identical subdivision or combination, as applicable, of the corresponding Equity Securities of the Corporation, with corresponding changes made with respect to any other exchangeable or convertible securities. The Corporation shall not in any manner effect any subdivision (by stock split, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, reclassification, recapitalization or otherwise) of any outstanding Equity Securities of the Corporation (other than the Class A Common Stock or Class B-1 Common Stock) unless accompanied by an identical subdivision or combination, as applicable, of the corresponding Equity Securities of the Company, with corresponding changes made with respect to any other exchangeable or convertible securities.

Section 3.05 Repurchases or Redemptions. The Corporation or any of its Subsidiaries may not redeem, repurchase or otherwise acquire (i) any shares of Class A Common Stock or Class B-1 Common Stock unless substantially simultaneously the Company redeems, repurchases or otherwise acquires from the Corporation an equal number of Common Units for the same price per security or (ii) any other Equity Securities of the Corporation unless substantially simultaneously the Company redeems, repurchases or otherwise acquires from the Corporation an equal number of Equity Securities of the Company of a corresponding class or series with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of the Corporation for the same price per security. The Company may not redeem, repurchase or otherwise acquire (A) any Common Units from the Corporation or any of its Subsidiaries unless substantially simultaneously the Corporation or such Subsidiary redeems, repurchases or otherwise acquires an equal number of shares of Class A Common Stock or Class B-1 Common Stock for the same price per security from holders thereof or (B) any other Equity Securities of the Company from the Corporation or any of its Subsidiaries unless substantially simultaneously the Corporation or such Subsidiary redeems, repurchases or otherwise acquires for the same price per security an equal number of Equity Securities of the Corporation of a corresponding class or series with substantially the same rights to dividends and distributions (including distribution upon liquidation) and other economic rights as those of such Equity

Securities of the Corporation. Notwithstanding the foregoing, to the extent that any consideration payable by the Corporation in connection with the redemption or repurchase of any shares of Class A Common Stock, Class B-1 Common Stock or other Equity Securities of the Corporation or any of its Subsidiaries consists (in whole or in part) of shares of Class A Common Stock, or Class B-1 Common Stock or such other Equity Securities (including, for the avoidance of doubt, in connection with the cashless exercise of an option or warrant), then the redemption or repurchase of the corresponding Common Units or other Equity Securities of the Company shall be effectuated in an equivalent manner.

Section 3.06 Certificates Representing Units; Lost, Stolen or Destroyed Certificates; Registration and Transfer of Units.

(a) Units shall not be certificated unless otherwise determined by the Manager. If the Manager determines that one or more Units shall be certificated, each such certificate shall be signed by or in the name of the Company, by the Chief Executive Officer and any other officer designated by the Manager, representing the number of Units held by such holder. Such certificate shall be in such form (and shall contain such legends) as the Manager may determine. Any or all of such signatures on any certificate representing one or more Units may be a facsimile, engraved or printed, to the extent permitted by applicable Law. The Manager agrees that it shall not elect to treat any Unit as a “security” within the meaning of Article 8 of the Uniform Commercial Code unless thereafter all Units then outstanding are represented by one or more certificates.

(b) If Units are certificated, the Manager may direct that a new certificate representing one or more Units be issued in place of any certificate theretofore issued by the Company alleged to have been lost, stolen or destroyed, upon delivery to the Manager of an affidavit of the owner or owners of such certificate, setting forth such allegation. The Manager may require the owner of such lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificate.

(c) Upon surrender to the Company or the transfer agent of the Company, if any, of a certificate for one or more Units, duly endorsed or accompanied by appropriate evidence of succession, assignment or authority to transfer, in compliance with the provisions hereof, the Company shall issue a new certificate representing one or more Units to the Person entitled thereto, cancel the old certificate and record the transaction upon its books. Subject to the provisions of this Agreement, the Manager may prescribe such additional rules and regulations as it may deem appropriate relating to the issue, Transfer and registration of Units.

Section 3.07 Negative Capital Accounts. No Member shall be required to pay to any other Member or the Company any deficit or negative balance which may exist from time to time in such Member’s Capital Account (including upon and after dissolution of the Company).

Section 3.08 No Withdrawal. No Person shall be entitled to withdraw any part of such Person’s Capital Contribution or Capital Account or to receive any Distribution from the Company, except as expressly provided in this Agreement.

Section 3.09 Loans From Members. Loans by Members to the Company shall not be considered Capital Contributions. Subject to the provisions of Section 3.01(c), the amount of any such advances shall be a debt of the Company to such Member and shall be payable or collectible in accordance with the terms and conditions upon which such advances are made.

Section 3.10 Tax Treatment of Corporate Equity Plans.

(a) Options Granted to Persons Other than LLC Employees. If at any time or from time to time, in connection with any Equity Plan, a stock option granted over shares of Class A Common Stock to a Person other than an LLC Employee is duly exercised, notwithstanding the amount of the Capital Contribution actually made pursuant to Section 3.04(a), solely for U.S. federal (and applicable state and local) income tax purposes, the Corporation shall be deemed to have contributed to the Company as a Capital Contribution, in lieu of the Capital Contribution actually made and in consideration of additional Common Units, an amount equal to the Value of a share of Class A Common Stock as of the date of such exercise multiplied by the number of shares of Class A Common Stock then being issued by the Corporation in connection with the exercise of such stock option.

(b) Options Granted to LLC Employees. If at any time or from time to time, in connection with any Equity Plan, a stock option granted over shares of Class A Common Stock to an LLC Employee is duly exercised, solely for U.S. federal (and applicable state and local) income tax purposes, the following transactions shall be deemed to have occurred:

(i) The Corporation shall sell to the Optionee, and the Optionee shall purchase from the Corporation, for a cash price per share equal to the Value of a share of Class A Common Stock at the time of the exercise, the number of shares of Class A Common Stock equal to the quotient of (x) the exercise price payable by the Optionee in connection with the exercise of such stock option divided by (y) the Value of a share of Class A Common Stock at the time of such exercise.

(ii) The Corporation shall sell to the Company (or if the Optionee is an employee of, or other service provider to, a Subsidiary, the Corporation shall sell to such Subsidiary), and the Company (or such Subsidiary, as applicable) shall purchase from the Corporation, a number of shares of Class A Common Stock equal to the excess of (x) the number of shares of Class A Common Stock as to which such stock option is being exercised over (y) the number of shares of Class A Common Stock sold pursuant to Section 3.10(b)(i) hereof. The purchase price per share of Class A Common Stock for such sale of shares of Class A Common Stock to the Company (or such Subsidiary) shall be the Value of a share of Class A Common Stock as of the date of exercise of such stock option.

(iii) The Company shall transfer to the Optionee (or if the Optionee is an employee of, or other service provider to, a Subsidiary, the Subsidiary shall transfer to the Optionee) at no additional cost to such LLC Employee and as additional compensation to such LLC Employee, the number of shares of Class A Common Stock described in Section 3.10(b)(ii).

(iv) The Corporation shall be deemed to have contributed any amounts received by the Corporation pursuant to
Section 3.10(b)(i) and any amount deemed to be received by the Company pursuant to Section 3.10(b)(ii) in connection with the exercise of such stock option.

The transactions described in this Section 3.10(b) are intended to comply with the provisions of Treasury Regulations Section 1.1032-3 and shall be interpreted consistently therewith.

(c) Restricted Stock Granted to LLC Employees. If at any time or from time to time, in connection with any Equity Plan, any shares of Class A Common Stock are issued to an LLC Employee (including any Corporation Restricted Shares) in consideration for services performed for the Company or any Subsidiary, on the date (such date, the “Vesting Date”) that the Value of such shares is includible in taxable income of such LLC Employee, the following events will be deemed to have occurred solely for U.S. federal (and applicable state and local) income tax purposes: (a) the Corporation shall be deemed to have sold such shares of Class A Common Stock to the Company (or if such LLC Employee is an employee of, or other service provider to, a Subsidiary, to such Subsidiary) for a purchase price equal to the Value of such shares of Class A Common Stock, (b) the Company (or such Subsidiary) shall be deemed to have delivered such shares of Class A Common Stock to such LLC Employee, (c) the Corporation shall be deemed to have contributed the purchase price for such shares of Class A Common Stock to the Company as a Capital Contribution, and (d) in the case where such LLC Employee is an employee of a Subsidiary, the Company shall be deemed to have contributed such amount to the capital of the Subsidiary.

(d) Future Stock Incentive Plans. Nothing in this Agreement shall be construed or applied to preclude or restrain the Corporation from adopting, modifying or terminating stock incentive plans for the benefit of employees, directors or other business associates of the Corporation, the Company or any of their respective Affiliates. The Members acknowledge and agree that, in the event that any such plan is adopted, modified or terminated by the Corporation, amendments to this Section 3.10 may become necessary or advisable and that any approval or consent to any such amendments requested by the Corporation shall be deemed granted by the Manager without the requirement of any further consent or acknowledgement of any other Member.

(e) Anti-dilution Adjustments. For all purposes of this Section 3.10, the number of shares of Class A Common Stock and the corresponding number of Common Units shall be determined after giving effect to all anti-dilution or similar adjustments that are applicable, as of the date of exercise or vesting, to the option, warrant, restricted stock or other equity interest that is being exercised or becomes vested under the applicable Equity Plan and applicable award or grant documentation.

Section 3.11 Dividend Reinvestment Plan, Cash Option Purchase Plan, Stock Incentive Plan or Other Plan. Except as may otherwise be provided in this Article III, all amounts received or deemed received by the Corporation in respect of any dividend reinvestment plan, cash option purchase plan, stock incentive or other stock or subscription plan or agreement, either (a) shall be utilized by the Corporation to effect open market purchases of shares of Class A Common Stock, or (b) if the Corporation elects instead to issue new shares of Class A Common Stock with respect to such amounts, shall be contributed by the Corporation to the Company in exchange for additional Common Units. Upon such contribution, the Company will issue to the Corporation a number of Common Units equal to the number of new shares of Class A Common Stock so issued.

ARTICLE IV

DISTRIBUTIONS

Section 4.01 Distributions.

(a) Distributable Cash; Other Distributions. To the extent permitted by applicable Law and hereunder, Distributions to Members may be declared by the Manager out of Distributable Cash or other funds or property legally available therefor in such amounts and on such terms (including the payment dates of such Distributions) as the Manager shall determine using such record date as the Manager may designate; such Distributions shall be made to the Members as of the close of business on such record date on a pro rata basis in accordance with each Member’s Percentage Interest as of the close of business on such record date; provided, however, that the Manager shall have the obligation to make Distributions as set forth in Sections 4.01(b) and 14.02; and provided further that, notwithstanding any other provision herein to the contrary, no Distributions shall be made to any Member to the extent such Distribution would violate Section 18-607 or Section 18-804 of the Delaware Act. Promptly following the designation of a record date and the declaration of a Distribution pursuant to this Section 4.01(a), the Manager shall give notice to each Member of the record date, the amount and the terms of the Distribution and the payment date thereof. In furtherance of the foregoing, it is intended that the Manager shall, to the extent permitted by applicable Law and hereunder, have the right in its reasonable discretion to make Distributions to the Members pursuant to this Section 4.01(a) in such amounts as shall enable the Corporation to pay dividends or to meet its obligations (to the extent such obligations are not otherwise able to be satisfied as a result of Tax Distributions required to be made pursuant to Section 4.01(b) or reimbursements required to be made pursuant to Section 6.06).

(b) Tax Distributions. With respect to any tax period (or the portion thereof) ending after the date hereof:

(i) The Company shall make distributions to all Members pro rata, in accordance with each Member’s Percentage Interest, on a quarterly basis and in such amounts as necessary to enable the Corporation to timely (x) satisfy all of its U.S. federal, state and local and non-U.S. tax liabilities, and (y) meet its obligations pursuant to the Tax Receivable Agreement.

(ii) If a Member (other than the Corporation) has an Assumed Tax Liability at a Tax Advance Date in excess of the sum of the amount of distributions under Section 4.01(a), Section 4.01(b)(i) and any Tax Advances made to such Member during such taxable year, the Company shall, to the extent permitted by applicable Law, and subject to the availability of funds and any restrictions contained in any agreement to which the Company or any of its Subsidiaries is bound, make advances to such Member in an amount equal to such excess (a “Tax Advance”). Any such Tax Advance shall be treated as an advance against and, thus, shall reduce (without duplication), any future distributions that would otherwise be made to such Member pursuant to Sections 4.01(a) and 14.02(c). If there is a Tax Advance outstanding with respect to a Member who (x) elects to participate in a Redemption (including, for the avoidance of doubt, any Direct Exchange at the option of the Corporation pursuant to Section 11.03), or (y) Transfers Units pursuant to the provisions of Article X, then in each case such Member shall repay to the Company within fifteen (15) days after the Redemption Date or Date of such Transfer, as the case may be, an amount of cash equal to the proportionate share of such Tax Advance relating to its Units subject to the Redemption or Transfer (determined at the time of the Redemption or Transfer based on the number of Units subject to the Redemption or Transfer as compared to the total number of Units held by such Member), provided that, in the case of a Transfer described in clause (y), such Member shall not be required to pay such amount of cash equal to the proportionate share of such Tax Advance relating to its Units subject to the Transfer, if the transferee agrees to assume the Member’s obligation to repay to the Company such amount equal to the proportionate share of the Member’s existing Tax Advance relating to such Units subject to the Transfer, and such Member shall be relieved from any liabilities associated with and the obligation to repay its existing Tax Advance relating to such Units subject to the Transfer. The obligations of each Member pursuant to the preceding sentence shall survive the withdrawal of any Member or the Transfer of any Member’s Units and shall apply to any current or former Member. For the avoidance of doubt, any repayment of a Tax Advance pursuant to the previous sentence shall not be treated as a Capital Contribution.

(c) Tax Refunds of the Corporation. All refunds for taxes received by the Corporation after the Effective Time that are attributable to taxable periods (or portions thereof) ending on or before the Effective Time shall be promptly transferred to the Company for no consideration and no additional Units shall be issued to the Corporation in respect of any such transfer. Such transfers shall not constitute Capital Contributions and shall have no effect on the Capital Accounts of any Member.

Section 4.02 Restricted Distributions. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to any Member on account of any Company Interest if such Distribution would violate any applicable Law or the terms of the Credit Agreement or result in a default (or an event that, with notice or the lapse of time or both, would constitute a default) thereunder.

ARTICLE V

CAPITAL ACCOUNTS; ALLOCATIONS; TAX MATTERS

Section 5.01 Capital Accounts.

(a) The Company shall maintain a separate Capital Account for each Member according to the rules of Treasury Regulations Section 1.704-1(b)(2)(iv). For this purpose, the Company may (in the reasonable discretion of the Manager), upon the occurrence of the events specified in Treasury Regulations Section 1.704-1(b)(2)(iv)(f), increase or decrease the Capital Accounts in accordance with the rules of such Treasury Regulations and Treasury Regulations Section 1.704-1(b)(2)(iv)(g) to reflect a revaluation of Company property. The Capital Account balance of each of the Members as of the date hereof, as adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(f), is its respective “Contribution Closing Capital Account Balance” set forth on the Schedule of Members.

(b) For purposes of computing the amount of any item of Company income, gain, loss or deduction to be allocated pursuant to this Article V and to be reflected in the Capital Accounts of the Members, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for U.S. federal income tax purposes (including any method of depreciation, cost recovery or amortization used for this purpose); provided, however, that:

(i) The computation of all items of income, gain, loss and deduction shall include those items described in
Code Section 705(a)(l)(B) or Code Section 705(a)(2)(B) and Treasury Regulations Section 1.704-1(b)(2)(iv)(i), without regard to the fact that such items are not includable in gross income or are not deductible for U.S. federal income tax purposes.

(ii) If the Book Value of any Company property is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(e) or (f), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property.

(iii) Items of income, gain, loss or deduction attributable to the disposition of Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the Book Value of such property.

(iv) In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing Profits or Losses, there shall be taken into account Depreciation for such Taxable Year or other Fiscal Period.

(v) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

(vi) Items specifically allocated under Section 5.03 shall be excluded from the computation of Profits and Losses.

Section 5.02 Allocations. After giving effect to the allocations under Section 5.03, and subject to Section 5.04, Profits, Losses and, to the extent necessary, individual items of income, gain, loss, credit and deduction, for any Taxable Year or other Fiscal Period shall be allocated among the Capital Accounts of the Members on a pro rata basis in accordance with each Member’s Percentage Interest.

Section 5.03 Regulatory and Special Allocations.

(a) Partner nonrecourse deductions (as defined in Treasury Regulations Section 1.704-2(i)(2)) attributable to partner nonrecourse debt (as defined in Treasury Regulations Section 1.704-2(b)(4)) shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). If there is a net decrease during a Taxable Year in Member Minimum Gain, items of Company income and gain for such Taxable Year (and, if necessary, for subsequent Taxable Years) shall be allocated to the Members in the amounts and of such character as determined according to Treasury Regulations Section 1.704-2(i)(4).

(b) Nonrecourse deductions (as determined according to Treasury Regulations Section 1.704-2(b)(1)) for any Taxable Year shall be allocated pro rata among the Members in accordance with their Percentage Interests. Except as otherwise provided in Section 5.03(a), if there is a net decrease in the Company Minimum Gain during any Taxable Year, each Member shall be allocated items of Company income and gain for such Taxable Year (and, if necessary, for subsequent Taxable Years) in the amounts and of such character as determined according to Treasury Regulations Section 1.704-2(f). This Section 5.03(b) is intended to be a minimum gain chargeback provision that complies with the requirements of Treasury Regulations Section 1.704-2(f), and shall be interpreted in a manner consistent therewith.

(c) If any Member that unexpectedly receives an adjustment, allocation or Distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) has an Adjusted Capital Account Deficit as of

the end of any Taxable Year, computed after the application of Sections 5.03(a) and 5.03(b) but before the application of any other provision of this Article V, then items of Company income and gain for such Taxable Year shall be allocated to such Member in proportion to, and to the extent of, such Adjusted Capital Account Deficit. This Section 5.03(c) is intended to be a qualified income offset provision as described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted in a manner consistent therewith.

(d) If the allocation of Losses to a Member as provided in Section 5.02 would create or increase an Adjusted Capital Account Deficit, there shall be allocated to such Member only that amount of Losses as will not create or increase an Adjusted Capital Account Deficit. The Losses that would, absent the application of the preceding sentence, otherwise be allocated to such Member shall be allocated to the other Members in accordance with their relative Percentage Interests, subject to this Section 5.03(d).

(e) Profits and Losses described in Section 5.01(b)(v) shall be allocated in a manner consistent with the manner that the adjustments to the Capital Accounts are required to be made pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(j) and (m).

(f) The allocations set forth in Section 5.03(a) through and including Section 5.03(d) (the “Regulatory Allocations”) are intended to comply with certain requirements of Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations. The Regulatory Allocations may not be consistent with the manner in which the Members intend to allocate Profit and Loss of the Company or make Distributions. Accordingly, notwithstanding the other provisions of this Article V, but subject to the Regulatory Allocations, income, gain, deduction and loss shall be reallocated among the Members so as to eliminate the effect of the Regulatory Allocations and thereby cause the respective Capital Accounts of the Members to be in the amounts (or as close thereto as possible) they would have been if Profit and Loss (and such other items of income, gain, deduction and loss) had been allocated without reference to the Regulatory Allocations. In general, the Members anticipate that this will be accomplished by specially allocating other Profit and Loss (and such other items of income, gain, deduction and loss) among the Members so that the net amount of the Regulatory Allocations and such special allocations to each such Member is zero. In addition, if in any Taxable Year or other Fiscal Period there is a decrease in Company Minimum Gain, or in Member Minimum Gain, and application of the minimum gain chargeback requirements set forth in Section 5.03(a) or Section 5.03(b) would cause a distortion in the economic arrangement among the Members, the Members may, if they do not expect that the Company will have sufficient other income to correct such distortion, request the Internal Revenue Service to waive either or both of such minimum gain chargeback requirements. If such request is granted, this Agreement shall be applied in such instance as if it did not contain such minimum gain chargeback requirement.

Section 5.04 Tax Allocations.

(a) The income, gains, losses, deductions and credits of the Company will be allocated, for U.S. federal (and applicable state and local) income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, deductions and credits among the Members for computing their Capital Accounts; provided that if any such allocation is not permitted by the Code or other applicable Law, the Company’s subsequent income, gains, losses, deductions and credits will be allocated among the Members so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b) Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) so as to take account of any variation between the adjusted basis of such property to the Company for U.S. federal income tax purposes and its Book Value in a manner consistent with Code Section 704(c) and the applicable Regulations using any method approved under Section 704(c) of the Code and the Treasury Regulations promulgated thereunder as mutually agreed to by the Manager and APHC (or its successor). If the Manager and APHC (or its successor) are unable to agree on such a method, the variation shall be taken into account using the “traditional method,” as described in Treasury Regulations Section 1.704-3(b).

(c) If the Book Value of any Company asset is adjusted pursuant to Section 5.01(b), subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for U.S. federal income tax purposes and its Book Value in a manner consistent with Code Section 704(c) and the applicable Regulations using any method approved under Section 704(c) of the Code and the Treasury Regulations promulgated thereunder as mutually agreed to by the Manager and APHC (or its successor). If the Manager and APHC (or its successor) are unable to agree on such a method, the variation shall be taken into account using the “traditional method,” as described in Treasury Regulations Section 1.704-3(b).

(d) In the event of a Transfer of Units, Profits and Losses and other items of income, gain, loss and deduction of the Company attributable to such transferred Units for the Fiscal Period in which such Transfer occurs shall be determined using either the interim closing of the books method or the proration method, as mutually agreed to by the Corporation and APHC (or its successor) for so long as APHC (or its successor) remains a Member and at the election of the Corporation thereafter.

(e) If, as a result of an exercise of a noncompensatory option to acquire an interest in the Company, a Capital Account reallocation is required under Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(3), the Company shall make corrective allocations pursuant to Treasury Regulations Section 1.704-1(b)(4)(x).

(f) Allocations of tax credits, tax credit recapture, and any items related thereto shall be allocated to the Members pro rata as determined by the Manager taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(g) Each Member’s share of the Company’s “excess nonrecourse liabilities” shall be determined in accordance with Treasury Regulations Section 1.752-3(a)(3) using a method mutually agreed to by the Manager and APHC (or its successor). If the Manager and APHC (or its successor) are unable to agree on such a method, the Company’s excess nonrecourse liabilities shall be allocated to the Members using the “additional method,” as described in Treasury Regulations Section 1.752-3(a)(3).

(h) Allocations pursuant to this Section 5.04 are solely for purposes of U.S. federal (and applicable state and local) income taxes and shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or share of Profits, Losses, Distributions or other Company items pursuant to any provision of this Agreement.

Section 5.05 Withholding; Reimbursement for Payments on Behalf of a Member. The Company and its Subsidiaries may withhold from distributions, allocations or portions thereof if it is required to do so by any applicable Law, and each Member hereby authorizes the Company and its Subsidiaries to withhold or pay on behalf of or with respect to such Member any amount of U.S. federal, state, or local or non-U.S. taxes that the Manager determines, in good faith, that the Company or any of its Subsidiaries is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement. In addition, if the Company is obligated to pay any other amount to a Governmental Entity (or otherwise makes a payment to a Governmental Entity) that is specifically attributable to a Member (including U.S. federal income taxes as a result of Company obligations pursuant to the Revised Partnership Audit Provisions with respect to items of income, gain, loss deduction or credit allocable or attributable to such Member, state personal property taxes and state unincorporated business taxes, but excluding payments such as professional association fees and the like made voluntarily by the Company on behalf of any Member based upon such Member’s status as an employee of the Company), then such tax shall be treated as an amount of taxes withheld or paid with respect to such Member pursuant to this Section 5.05. For all purposes under this Agreement, any amounts withheld or paid with respect to a Member pursuant to this Section 5.05 shall be treated as having been distributed to such Member at the time such withholding or payment is made. Further, to the extent that the cumulative amount of such withholding or payment for any period exceeds the distributions to which such Member is entitled for such period, such Member shall reimburse the Company in full for the amount of such excess. The Manager may offset Distributions to which a Person is otherwise entitled under this Agreement against such Person’s obligation to reimburse the Company under this Section 5.05. A Member’s obligation to reimburse the Company under this Section 5.05 shall survive the termination, dissolution, liquidation and winding up of the Company, and for purposes of this Section 5.05, the Company shall be treated as continuing in existence. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 5.05, including instituting a lawsuit to collect amounts owed under such reimbursement obligation with interest accruing from the date such withholding or payment is made by the Company at a rate per annum equal to the Base Rate (but not in excess of the highest rate per annum permitted by Law). Any income from such reimbursement (and interest) shall not be allocated to or distributed to the Member reimbursing such amount (and interest). Each Member hereby agrees to furnish to the Company such information and forms as required or reasonably requested in order to comply with any laws and regulations governing withholding of tax or in order to claim any reduced rate of, or exemption from, withholding to which the Member is legally entitled.

ARTICLE VI

MANAGEMENT

Section 6.01 Authority of Manager.

(a) Except for situations in which the approval of any Member(s) is specifically required by this Agreement and for situations in which the approval of the Conflicts Committee is required pursuant to the Stockholders Agreement, or as otherwise provided in this Agreement, (i) all management powers over the business and affairs of the Company shall be exclusively vested in the Corporation, as the sole managing member of the Company (the Corporation, in such capacity, or any other Person appointed in accordance with Section 6.04, the “Manager”) and (ii) the Manager shall conduct, direct and exercise full control over all activities of the Company. The Manager shall be the “manager” of the Company for the purposes of the Delaware Act. Except as otherwise expressly provided for herein and subject to the other provisions of this Agreement, the Members hereby consent to the exercise by the Manager of all such powers and rights conferred on the Members by the Delaware Act with respect to the management and control of the Company. Any vacancies in the position of Manager shall be filled in accordance with Section 6.04.

(b) The day-to-day business and operations of the Company shall be overseen and implemented by officers of the Company (each, an “Officer” and collectively, the “Officers”), subject to the limitations imposed by the Manager. An Officer may, but need not, be a Member. Each Officer shall be appointed by the Manager and shall hold office until his or her successor shall be duly designated and shall qualify or until his or her death or until he or she shall resign or shall have been removed in the manner hereinafter provided. Any one Person may hold more than one office. Subject to the other provisions in this Agreement (including in Section 6.07 below), the salaries or other compensation, if any, of the Officers of the Company shall be fixed from time to time by the Manager. The authority and responsibility of the Officers shall include, but not be limited to, such duties as the Manager may, from time to time, delegate to them and the carrying out of the Company’s business and affairs on a day-to-day basis. An Officer may also perform one or more roles as an officer of the Manager. The Manager may remove any Officer from office at any time, with or without cause. If any vacancy shall occur in any office, for any reason whatsoever, then the Manager shall have the right to appoint a new Officer to fill the vacancy. Notwithstanding anything to the contrary herein, at the Effective Time, the Manager shall appoint the chief executive officer of the Corporation to serve as the chief executive officer of the Company until his death or until he shall resign or shall have been removed by the Manager in the manner provided herein.

(c) Subject to the other provisions of this Agreement, the Manager shall have the power and authority to effectuate the sale, lease, transfer, exchange or other disposition of any, all or substantially all of the assets of the Company (including the exercise or grant of any conversion, option, privilege or subscription right or any other right available in connection with any assets at any time held by the Company) or the merger, consolidation, reorganization or other combination of the Company with or into another entity.

Section 6.02 Actions of the Manager. The Manager may act through any Officer or through any other Person or Persons to whom authority and duties have been delegated pursuant to Section 6.07.

Section 6.03 Resignation; No Removal. The Corporation shall not, by any means, resign as, cease to be or be replaced as the Manager except in compliance with this Section 6.03. No termination or replacement of the Corporation as the Manager shall be effective unless proper provision is made, in compliance with this Agreement, so that the obligations of the Corporation (or its successor, if applicable) and any new Manager and the rights of all Members under this Agreement and applicable Law remain in full force and effect. No appointment of a Person other than the Corporation (or its successor, as applicable) as the Manager shall be effective unless the Corporation (or its successor, as applicable) and the new Manager (as applicable) provide all of the other Members with contractual rights, directly enforceable by such other Members against the Corporation (or its successor, as applicable) and the new Manager (as applicable), to cause (a) the Corporation to comply with all of the Corporation’s obligations under this Agreement (including its obligations under Article XI) other than those that must necessarily be taken in its capacity as the Manager and (b) the new Manager to comply with all of the Manager’s obligations under this Agreement. For the avoidance of doubt, the Members have no right under this Agreement to remove or replace the Manager.

Section 6.04 Vacancies. Vacancies in the position of Manager occurring for any reason shall be filled by the Corporation (or, if the Corporation has ceased to exist without any successor or assign, then by the holders of a majority in interest of the voting capital stock of the Corporation immediately prior to such cessation). For the avoidance of doubt, the Members (other than the Corporation) have no right under this Agreement to fill any vacancy in the position of Manager.

Section 6.05 Transactions Between Company and Manager. The Manager may cause the Company to contract and deal with the Manager, or any Affiliate of the Manager; provided that such contracts and dealings are on terms comparable to and competitive with those available to the Company from others dealing at arm’s length or are approved by the Members (other than the Manager and its controlled Affiliates) holding a majority of the Units (excluding Units held by the Manager and its controlled Affiliates) then outstanding and, in any case, would not violate any provisions of or result in a default (or an event that, with notice or the lapse of time or both, would constitute a default) under the Credit Agreement; and provided, further, that any such contracts and dealings that are deemed Related Party Transactions (as defined in the Stockholders Agreement) shall be subject to Conflicts Committee approval.

Section 6.06 Reimbursement for Expenses. The Manager shall not be compensated for its services as Manager of the Company except as expressly provided in this Agreement. The Members acknowledge and agree that the Manager’s Class A Common Stock is and will continue to be publicly traded and therefore the Manager will have access to the public capital markets and that such status and the services performed by the Manager will inure to the benefit of the Company and all Members; therefore, the Manager shall be reimbursed by the Company for any reasonable out-of-pocket expenses incurred on behalf of the Company, including all fees, expenses and costs of being a public company (including public reporting obligations, proxy statements, stockholder meetings, stock exchange fees, transfer agent fees, SEC and FINRA filing fees and offering expenses) and maintaining its existence as a separate legal entity, but excluding, for the avoidance of doubt, any payment obligations of the Corporation under the Tax Receivable Agreement. In the event that (i) shares of Class A Common Stock were sold to underwriters in the initial public offering of the Corporation or are sold to underwriters in any public offering after the Effective Time, in each case, at a price per share that is lower than the price per share for which such shares of Class A Common Stock are sold to the public in such public offering after taking into account underwriters’ discounts or commissions and brokers’ fees or commissions (such difference, the “Discount”) and (ii) the proceeds from such public offering are used to fund the Cash Settlement for any Redeemed Units or otherwise contributed to the Company, the Company shall reimburse the Manager for such Discount by treating such Discount as an additional Capital Contribution made by the Manager to the Company, issuing Common Units in respect of such deemed Capital Contribution in accordance with Section 11.02, and increasing the Manager’s Capital Account by the amount of such Discount. To the extent practicable, expenses incurred by the Manager on behalf of or for the benefit of the Company shall be billed directly to and paid by the Company and, if and to the extent any reimbursements to the Manager or any of its Affiliates by the Company pursuant to this Section 6.06 constitute gross income to such Person (as opposed to the repayment of advances made by such Person on behalf of the Company), such amounts shall be treated as “guaranteed payments” within the meaning of Code Section 707(c) and shall not be treated as distributions for purposes of computing the Members’ Capital Accounts.

Section 6.07 Delegation of Authority. The Manager (a) may, from time to time, delegate to one or more Persons such authority and duties as the Manager may deem advisable, and (b) may assign titles (including chief executive officer, president, chief executive officer, chief financial officers, chief operating officer, vice president, secretary, assistant secretary, treasurer or assistant treasurer) and delegate certain authority and duties to such Persons as the same may be amended, restated, supplemented or otherwise modified from time to time. Any number of titles may be held by the same individual. The salaries or other compensation, if any, of such agents of the Company shall be fixed from time to time by the Manager, subject to the other provisions in this Agreement.

Section 6.08 Limitation of Liability of Manager.

(a) Except as otherwise provided herein or in an agreement entered into by such Person and the Company, neither the Manager nor any of the Manager’s Affiliates shall be liable to the Company or to any Member that is not the Manager for any act or omission performed or omitted by the Manager in its capacity as the sole managing member of the Company pursuant to authority granted to the Manager by this Agreement; provided, however, that, except as otherwise provided herein, such limitation of liability shall not apply to the extent the act or omission was attributable to the Manager’s or its Affiliates’ or their respective agents’ bad faith, willful misconduct or violation of Law in which the Manager or such Affiliate or their respective agents acted with knowledge that its conduct was unlawful, or for any present or future breaches of any representations, warranties, covenants or obligations by the Manager or its Affiliates contained herein or in the other agreements with the Company. The Manager may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and, to the fullest extent permitted by applicable Law, shall not be responsible for any misconduct or negligence on the part of any such agent (so long as such agent was selected in good faith and with reasonable care). The Manager shall be entitled to rely upon the advice of legal counsel, independent public accountants and other experts, including financial advisors, and any act of or failure to act by the Manager in good faith reliance on such advice shall in no event subject the Manager to liability to the Company or any Member that is not the Manager.

(b) Subject to Section 6.11, whenever in this Agreement the Manager is permitted or required to take any action or to make a decision in its “good faith” or under another express standard, the Manager shall act under such express standard and, to the fullest extent permitted by applicable Law, shall not be subject to any other or different standards imposed by this Agreement or any other agreement contemplated herein, and, notwithstanding anything contained herein to the contrary, so long as the Manager acts in good faith, the resolution, action or terms so made, taken or provided by the Manager shall not constitute a breach of this Agreement or any other agreement contemplated herein or impose liability upon the Manager or any of the Manager’s Affiliates.

Section 6.09 Investment Company Act. The Manager shall use its best efforts to ensure that the Company shall not be subject to registration as an investment company pursuant to the Investment Company Act.

Section 6.10 Outside Activities of the Manager. The Manager shall not, directly or indirectly, enter into or conduct any business or operations, other than in connection with (a) the ownership, acquisition and disposition of Common Units, (b) the management of the business and affairs of the Company and its Subsidiaries, (c) the operation of the Manager as a reporting company with a class (or classes) of securities registered under Section 12 of the Exchange Act and listed on a securities exchange, (d) the offering, sale, syndication, private placement or public offering of stock, bonds, securities or other interests, (e) financing or refinancing of any type related to the Company, its Subsidiaries or their assets or activities, and (f) such activities as are incidental to the foregoing; provided, however, that, except as otherwise provided herein, the net proceeds of any sale of Equity Securities of the Corporation pursuant to the preceding clauses (d) and (e) shall be made available to the Company as Capital Contributions and the proceeds of any other financing raised by the Manager pursuant to the preceding clauses (d) and (e) shall be made available to the Company as loans or otherwise as appropriate and, provided further, that the Manager may, in its sole and absolute discretion, from time to time hold or acquire assets in its own name or otherwise other than through the Company and its Subsidiaries so long as the Manager takes all necessary measures to ensure that the economic benefits and burdens of such assets are otherwise vested in the Company or its Subsidiaries, through assignment, mortgage loan or otherwise. Nothing contained herein shall be deemed to prohibit the Manager from executing any guarantee of indebtedness of the Company or its Subsidiaries.

Section 6.11 Standard of Care. Subject to the second sentence of this Section 6.11, the Manager shall, in connection with the performance of its duties in its capacity as the Manager, have the same fiduciary duties to the Company and the Members as would be owed to a Delaware corporation and its stockholders by its directors, and shall be entitled to the benefit of the same presumptions in carrying out such duties as would be afforded to a director of a Delaware corporation (as such duties and presumptions are defined, described and explained under the Laws of the State of Delaware as in effect from time to time). Notwithstanding anything to the contrary set forth in this Agreement, the Manager shall not be liable to the Company or its Members for monetary damages for any breach of fiduciary duty that would be owed to a Delaware corporation and its stockholders by its directors; provided, however, that this, limitation of liability shall not eliminate or limit the liabilities of the Manager for any breach of the duty of loyalty to the Company or its Members or for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law. The provisions of this Agreement, to the extent that they restrict or eliminate the duties (including fiduciary duties) and liabilities of the Manager otherwise existing at law or in equity, are agreed by the Members to replace, to the fullest extent permitted by applicable Law, such other duties and liabilities of the Manager.

ARTICLE VII

RIGHTS AND OBLIGATIONS OF MEMBERS

Section 7.01 Limitation of Liability and Duties of Members; Investment Opportunities.

(a) Except as provided in this Agreement or in the Delaware Act, no Member (including the Manager) shall be obligated personally for any debt, obligation or liability solely by reason of being a Member or acting as the Manager of the Company; provided that, in the case of the Manager, and subject to the second sentence of Section 6.11, this sentence shall not in any manner limit the liability of the Manager to the Company or any Member (other than the Manager) attributable to a breach by the Manager of any obligations of the Manager under this Agreement. Notwithstanding anything contained herein to the contrary, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Delaware Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

(b) In accordance with the Delaware Act and the laws of the State of Delaware, a Member may, under certain circumstances, be required to return amounts previously distributed to such Member. To the fullest extent permitted by applicable Law, it is the intent of the Members that no Distribution to any Member pursuant to Article IV shall be deemed a return of money or other property paid or distributed in violation of the Delaware Act. The payment of any such money or Distribution of any such property to a Member shall be deemed to be a compromise within the meaning of Section 18-502(b) of the Delaware Act, and, to the fullest extent permitted by Law, any Member receiving any such money or property shall not be required to return any such money or property to the Company or any other Person. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such payment, such obligation shall be the obligation of such Member and not of any other Member.

(c) Notwithstanding any other provision of this Agreement (subject to Section 6.08 and except as set forth in Section 6.11, in each case, with respect to the Manager), to the extent that, at law or in equity, any Member (or such Member’s Affiliate or any manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of such Member or of any Affiliate of such Member (each Person described in this parenthetical, a “Related Person”)) has duties (including fiduciary duties (other than any fiduciary duty owed by such Member or Related Person to the Corporation)) to the Company, to the Manager, to another Member, to any Person who acquires an interest in a Company Interest or to any other Person bound by this Agreement, all such duties are hereby eliminated, to the fullest extent permitted by law, and replaced with the duties or standards expressly set forth herein, if any. The elimination of duties to the Company, the Manager, each of the Members, each other Person who acquires an interest in a Company Interest and each other Person bound by this Agreement and replacement thereof with the duties or standards expressly set forth herein, if any, are approved by the Company, the Manager, each of the Members, each other Person who acquires an interest in a Company Interest and each other Person bound by this Agreement.

(d) Notwithstanding any duty (including any fiduciary duty) otherwise applicable at law or in equity, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to any Member (including the Corporation in its capacity as a Member or as Manager) or to any Related Person of such Member, and no Member (or any Related Person of such Member) that acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Company or the Members will have any duty to communicate or offer such opportunity to the Company or the Members, or to develop any particular investment, and such Person will not be liable to the Company or the Members for breach of any fiduciary or other duty (other than any fiduciary duty owed by such Person to the Corporation) by reason of the fact that such Person pursues or acquires for, or directs such opportunity to, another Person or does not communicate such investment opportunity to the Members. Notwithstanding any duty (including any fiduciary duty (other than any fiduciary duty owed to the Corporation)) otherwise applicable at law or in equity, neither the Company nor any Member has any rights or obligations by virtue of this Agreement or the relationships created hereby in or to such independent ventures or the income or profits or losses derived therefrom, and the pursuit of any such ventures outside the Company, even if competitive with the activities of the Company or the Members, will not be deemed wrongful or improper.

Section 7.02 Lack of Authority. No Member, other than the Manager or a duly appointed Officer, in each case in its capacity as such, has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditure on behalf of the Company. The Members hereby consent to the exercise by the Manager of the powers conferred on the Manager by Law and this Agreement.

Section 7.03 No Right of Partition. No Member shall have the right to seek or obtain partition by court decree or operation of Law of any Company property, or the right to own or use particular or individual assets of the Company.

Section 7.04 Indemnification.

(a) Subject to Section 5.05, the Company hereby agrees to indemnify and hold harmless any Person (each an “Indemnified Person”) to the fullest extent permitted under the Delaware Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Company is providing immediately prior to such amendment), against all expenses, liabilities, damages and losses (including attorneys’ fees, judgments, amounts paid in settlement, fines, excise taxes, interest or penalties) reasonably incurred or suffered by such Person (or one or more of such Person’s Affiliates) by reason of the fact that such Person is or was serving as the Manager or Officer of the

Company or is or was serving at the request of the Company as a manager, officer, director, principal or member of another corporation, partnership, joint venture, limited liability company, trust or other enterprise; provided, however, that no Indemnified Person shall be indemnified for any expenses, liabilities and losses suffered that are attributable to such Indemnified Person’s or its Affiliates’ bad faith, willful misconduct or violation of Law in which such Indemnified Person or such Affiliate acted with knowledge that its conduct was unlawful, or for any present or future breaches of any representations, warranties, covenants or obligations by such Indemnified Person or its Affiliates contained herein or in the other agreements with the Company. Expenses, including attorneys’ fees, incurred by any such Indemnified Person in defending a proceeding shall be paid by the Company in advance of the final disposition of such proceeding, including any appeal therefrom, upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company.

(b) The right to indemnification and the advancement of expenses conferred in this Section 7.04 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute, agreement, bylaw, action by the Manager or otherwise.

(c) The Company shall maintain directors’ and officers’ liability insurance, or substantially equivalent insurance, at its expense, to protect any Indemnified Person (and the investment funds, if any, they represent) against any expense, liability or loss described in Section 7.04(a) whether or not the Company would have the power to indemnify such Indemnified Person against such expense, liability or loss under the provisions of this Section 7.04. The Company shall use its commercially reasonable efforts to purchase and maintain property, casualty and liability insurance in types and at levels customary for companies of similar size engaged in similar lines of business, as determined in good faith by the Manager, and the Company shall use its commercially reasonable efforts to purchase directors’ and officers’ liability insurance (including employment practices coverage) with a carrier and in an amount that is necessary or desirable as determined in good faith by the Manager.

(d) Notwithstanding any provision to the contrary in this Agreement, the indemnification and advancement of expenses to be provided by the Company pursuant to this Section 7.04 shall be provided out of and to the extent of Company assets only and no Member (unless such Member otherwise agrees in writing or is found in a final decision by a court of competent jurisdiction to have personal liability on account thereof) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity of the Company.

(e) If this Section 7.04 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Indemnified Person pursuant to this Section 7.04 to the fullest extent permitted by any applicable portion of this Section  7.04 that shall not have been invalidated and to the fullest extent permitted by applicable Law.

Section 7.05 Members Right to Act. For matters that require the approval of the Members, the Members shall act through meetings and written consents as described in paragraphs (a) and (b) below:

(a) Except as otherwise expressly provided by this Agreement, acts by the Members holding a majority of the outstanding Units, voting together as a single class, shall be the acts of the Members. Any Member entitled to vote at a meeting of Members may authorize another person or persons to act for it by proxy. An electronic mail, telegram, telex, cablegram or similar transmission by the Member, or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the Member shall (if stated thereon) be treated as a proxy executed in writing for purposes of this Section 7.05(a). No proxy shall be voted or acted upon after eleven (11) months from the date thereof, unless the proxy provides for a longer period. A proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and that the proxy is coupled with an interest. Should a proxy designate two or more Persons to act as proxies, unless that instrument shall provide to the contrary, a majority of such Persons present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting or giving consents thereby conferred, or, if only one be present, then such powers may be exercised by that one; or, if an even number attend and a majority do not agree on any particular issue, the Company shall not be required to recognize such proxy with respect to such issue if such proxy does not specify how the votes that are the subject of such proxy are to be voted with respect to such issue.

(b) The actions by the Members permitted hereunder may be taken at a meeting called by the Manager or by the Members holding a majority of the Units entitled to vote on such matter on at least forty eight (48) hours’ prior written notice to the other Members entitled to vote, which notice shall state the purpose or purposes for which such meeting is being called. The actions taken by the Members entitled to vote or consent at any meeting (as opposed to by written consent), however called and noticed, shall be as valid as though taken at a meeting duly held after regular call and notice if (but not until), either before, at or after the meeting, the Members entitled to vote or consent as to whom it was improperly held signs a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes thereof. The actions by the Members entitled to vote or consent may be taken by vote of the Members entitled to vote or consent at a meeting or by written consent, so long as such consent is signed by Members having not less than the minimum number of Units that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. Prompt notice of the action so taken, which shall state the purpose or purposes for which such consent is required and may be delivered via email, without a meeting shall be given to those Members entitled to vote or consent who have not consented in writing; provided, however, that the failure to give any such notice shall not affect the validity of the action taken by such written consent. Any action taken pursuant to such written consent of the Members shall have the same force and effect as if taken by the Members at a meeting thereof.

Section 7.06 Inspection Rights. The Company shall permit each Member and each of its designated representatives to (i) visit and inspect any of the properties of the Company and its Subsidiaries, all at reasonable times and upon reasonable notice, (ii) examine the corporate and financial records of the Company or any of its Subsidiaries and make copies thereof or extracts therefrom, (iii) consult with the managers, officers, employees and independent accountants of the Company or any of its Subsidiaries concerning the affairs, finances and accounts of the Company or any of its Subsidiaries. The presentation of an executed copy of this Agreement by any Member to the Company’s independent accountants shall constitute the Company’s permission to its independent accountants to participate in discussions with such Persons and their respective designated representatives.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS, AFFIRMATIVE COVENANTS

Section 8.01 Records and Accounting. The Company shall keep, or cause to be kept, appropriate books and records with respect to the Company’s business, including all books and records necessary to provide any information, lists and copies of documents required to be provided pursuant to Section 9.01 or pursuant to applicable Laws. All matters concerning (a) the determination of the relative amount of allocations and Distributions among the Members pursuant to Articles III and IV and (b) accounting procedures and determinations, and other determinations not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Manager, whose determination shall be final and conclusive as to all of the Members absent manifest clerical error.

Section 8.02 Fiscal Year. The Fiscal Year of the Company shall end on December 31 of each year or such other date as may be established by the Manager; provided that the Company shall have the same Fiscal Year for accounting purposes as its Taxable Year for U.S. federal income tax purposes.

ARTICLE IX

TAX MATTERS

Section 9.01 Preparation of Tax Returns. The Manager shall arrange, at the Company’s expense, for the preparation and timely filing of all tax returns required to be filed by the Company. On or before March 15, June 15, September 15, and December 15 of each Taxable Year, the Company shall send to each Person who was a Member at any time during the prior quarter, an estimate of such Member’s state tax apportionment information and allocations to the Members of taxable income, gains, losses, deductions and credits for the prior quarter, which estimate shall have been reviewed by the Company’s outside tax accountants. The Company shall send to each Person who was a Member at any time during such Taxable Year, a statement showing such Member’s (A) final state tax apportionment information, (B) allocations to the Members of taxable income, gains, losses, deductions and credits for such Taxable Year, (C) a completed IRS Schedule K-1 and (D) all other information reasonably requested and necessary for the preparation of such Person’s U.S. federal (and applicable state and local) income tax returns. The Company shall make commercially reasonable efforts to send the information set forth in the preceding sentence no later than the later of (i) April 15 following the end of the prior Taxable Year, and (ii) thirty (30) Business Days after the issuance of the final financial statement report for a Fiscal Year by the Company’s auditors; provided, however, that in no event shall such information be delivered later than one-hundred fifty (150) days following the end of the prior Taxable Year. Each Member shall notify the Company, and the Company shall take reasonable efforts to notify each of the other Members, upon receipt of any notice of tax examination of the Company by U.S. federal, state or local authorities. Subject to the terms and conditions of this Agreement, in its capacity as Tax Matters Partner or Partnership Representative (as applicable), the Corporation shall have the authority to prepare the tax returns of the Company using the elections set forth in Section 9.02 and such other permissible methods and elections as it determines in its reasonable discretion.

Section 9.02 Tax Elections. The Company and any eligible Subsidiary shall make an election pursuant to Section 754 of the Code, shall not thereafter revoke such election and shall make a new election pursuant to Section 754 to the extent necessary following any “termination” of the Company or the Subsidiary under Section 708 of the Code. In addition, the Company (and any eligible Subsidiary) shall make the following elections on the appropriate forms or tax returns:

(a) to adopt the calendar year as the Company’s Taxable Year, if permitted under the Code;

(b) to adopt the accrual method of accounting for U.S. federal income tax purposes; and

(c) to elect to amortize the organizational expenses of the Company as permitted by Code Section 709(b).

Each Member will upon request supply any information reasonably necessary to give proper effect to any such elections.

Section 9.03 Tax Controversies.

(a) With respect to Tax Years beginning on or before December 31, 2017, the Corporation is hereby designated the Tax Matters Partner of the Company, within the meaning given to such term in Section 6231 of the Code (the Corporation, in such capacity, the “Tax Matters Partner”) and is authorized and required to represent the Company (at the Company’s expense) in connection with all examinations of the Company’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services reasonably incurred in connection therewith. Each Member agrees to cooperate with the Company and to do or refrain from doing any or all things reasonably requested by the Company with respect to the conduct of such proceedings. The Tax Matters Partners shall keep all Members fully advised on a current basis of any contacts by or discussions with the tax authorities, and the Members shall have the right to observe and participate through representatives of their own choosing (at their sole expense) in any tax proceedings. Nothing herein shall diminish, limit or restrict the rights of any Member under Subchapter C, Chapter 63, Subtitle F of the Code (Code Sections 6221 et seq.).

(b) With respect to Tax Years beginning after December 31, 2017, pursuant to the Revised Partnership Audit Provisions, the Corporation shall be designated and may, on behalf of the Company, at any time, and without further notice to or consent from any Member, act as the “partnership representative” of the Company, within the meaning given to such term in Section 6223 of the Code (the Corporation, in such capacity, the “Partnership Representative”) for purposes of the Code. The Partnership Representative shall have the right and obligation to take all actions authorized and required, respectively, by the Code for the Partnership Representative, and is authorized and required to represent the Company (at the Company’s expense) in connection with all examinations of the Company’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services reasonably incurred in connection therewith. Each Member agrees to cooperate with the Company and to do or refrain from doing any or all things reasonably requested by the Company with respect to the conduct of such proceedings. The Partnership Representative shall keep all Members fully advised on a current basis of any contacts by or discussions with the tax authorities, and the Members shall have the right to observe and participate through representatives of their own choosing (at their sole expense) in any tax proceedings. Nothing herein shall diminish, limit or restrict the rights of any Member under the Revised Partnership Audit Provisions.

Section 9.04 Liabilities. The Manager shall make commercially reasonable efforts to ensure that all indebtedness that for U.S. federal income tax purposes is treated as indebtedness of the Company or any of its direct or indirect Subsidiaries that is treated as a partnership for U.S. federal income tax purposes are nonrecourse liabilities within the meaning of Treasury Regulations Section 1.752-1(a)(2).

ARTICLE X

RESTRICTIONS ON TRANSFER OF UNITS

Section 10.01 Transfers by Members. No holder of Units may Transfer any interest in any Units, except Transfers (a) pursuant to and in accordance with Section 10.02 or (b) approved in writing by the Manager (other than any Transfer by the Manager). Notwithstanding the foregoing, (i) “Transfer” shall not include an event that terminates the existence of a Member for income tax purposes (including, without limitation, a change in entity classification of a Member under Treasury Regulations Section 301.7701-3, termination of a partnership pursuant to Section 708(b)(1)(B) of the Code, a sale of assets by, or liquidation of, a Member pursuant to an election under Section 338 of the Code, or merger, severance, or allocation within a trust or among sub-trusts of a trust that is a Member), but that does not terminate the existence of such Member under applicable state law (or, in the case of a trust that is a Member, does not terminate the trusteeship of the fiduciaries under such trust with respect to all the Company Interests of such trust that is a Member) and (ii) this Article X shall not restrict any Redemption pursuant to Section 11.01 or exchange pursuant to Section  11.03.

Section 10.02 Permitted Transfers. The restrictions contained in Section 10.01 shall not apply to any Transfer (each, a “Permitted Transfer”) (i) by a Member to an Affiliate of such Member, (ii) by any Original Member or any direct or (through a subsequent transfer) indirect transferee of such Original Member (A) with the prior written consent of the Conflicts Committee, (B) in response to a tender or exchange offer that has been approved or recommended by the Corporate Board, (C) in connection with any Company Sale (as defined in the Stockholders Agreement), (D) that is an individual, (1) to such Original Member’s (or such transferee’s) spouse, (2) to such Original Member’s (or such transferee’s) lineal ancestors, lineal descendants, siblings, cousins or the spouses thereof, (3) to trusts for the benefit of such Original Member (or such transferee) or such persons, (4) to foundations established by such Original Member (or such transferee) or such persons or Affiliates thereof or (5) by way of bequest or inheritance upon death, (E) that is an entity, to such Original Member’s (or such transferee’s) members, partners or other equity holders or (F) of up to a total of 60,000,000 Common Units (as adjusted for any equity split, equity distribution, recapitalization, combination, reclassification or similar change in the capital structure of the Company following the date hereof) in the aggregate for all Members collectively pursuant to one or more PIPE Transactions (as defined in the Stockholders Agreement) (without duplication of the foregoing clauses (A) through (E)) or (iii) pursuant to a Redemption or Direct Exchange in accordance with

Article XI hereof; provided, however, that the restrictions contained in this Agreement shall continue to apply to Units after any Permitted Transfer of such Units. In the case of any Permitted Transfer in accordance with clauses (i) or (ii) of the definition of “Permitted Transfer”, (A) the transferor shall deliver a written notice to the Company and the Members, which notice will disclose in reasonable detail the identity of the proposed transferee, and (B) any such transferees of Units Transferred in such Permitted Transfer shall agree in writing to be bound by the provisions of this Agreement. In the case of a Permitted Transfer (other than a Redemption or Direct Exchange) by any Original Member of Common Units to a transferee in accordance with this Section 10.02, such Member (or any subsequent transferee of such Member) shall be required to also Transfer a number of shares of Class B Common Stock corresponding to the number of such Member’s (or subsequent transferee’s) Common Units that were Transferred in the transaction to such transferee; and, in the case of a Redemption or Direct Exchange, a number of shares of Class B Common Stock corresponding to the number of such Member’s Common Units that were Transferred in such Redemption or Direct Exchange shall be cancelled. All Permitted Transfers are subject to the additional limitations set forth in Section 10.07(b) hereof (other than Section 10.07(b)(iii)) and Section 4.1 of the Stockholders Agreement.

Section 10.03 Restricted Units Legend. The Units have not been registered under the Securities Act and, therefore, in addition to the other restrictions on Transfer contained in this Agreement, cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is then available. To the extent such Units have been certificated, each certificate evidencing Units and each certificate issued in exchange for or upon the Transfer of any Units (if such securities remain Units as defined herein after such Transfer) shall be stamped or otherwise imprinted with a legend in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON [        ], 2017, AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER SPECIFIED IN THE THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF AMNEAL PHARMACEUTICALS LLC, AS MAY BE AMENDED AND MODIFIED FROM TIME TO TIME, AND AMNEAL PHARMACEUTICALS LLC RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH SECURITIES UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED WITH RESPECT TO ANY TRANSFER. A COPY OF SUCH CONDITIONS SHALL BE FURNISHED BY AMNEAL PHARMACEUTICALS LLC TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE.”

The Company shall imprint such legend on certificates (if any) evidencing Units. The legend set forth above shall be removed from the certificates (if any) evidencing any units which cease to be Units in accordance with the definition thereof.

Section 10.04 Transfer. Prior to Transferring any Units (other than (i) in connection with a Redemption or Direct Exchange in accordance with Article XI or (ii) pursuant to a Change of Control Transaction), the Transferring holder of Units shall cause the prospective transferee to be bound by this Agreement and any other agreements executed by the holders of Units and relating to such Units in the aggregate (collectively, the “Other Agreements”), and shall cause the prospective transferee to execute and deliver to the Company and the other holders of Units a Joinder (or other counterpart to this Agreement reasonably acceptable to the Manager) and counterparts of any applicable Other Agreements. Any Transfer or attempted Transfer of any Units in violation of any provision of this Agreement (including any prohibited indirect Transfers) (a) shall be void, and (b) the Company shall not record such Transfer on its books or treat any purported transferee of such Units as the owner of such securities for any purpose.

Section 10.05 Assignee’s Rights.

(a) The Transfer of a Company Interest in accordance with this Agreement shall be effective as of the date of its assignment (assuming compliance with all of the conditions to such Transfer set forth herein), and such Transfer shall be shown on the Schedule of Members. Profits, Losses and other Company items shall be allocated between the transferor and the Assignee according to Code Section 706, using any permissible method as determined in the reasonable discretion of the Manager. Distributions made before the effective date of such Transfer shall be paid to the transferor, and Distributions made after such date shall be paid to the Assignee.

(b) Unless and until an Assignee becomes a Member pursuant to Article XII, the Assignee shall not be entitled to any of the rights granted to a Member hereunder or under applicable Law, other than the rights granted specifically to Assignees pursuant to this Agreement; provided, however, that, without relieving the transferring Member from any such limitations or obligations as more fully described in Section 10.06, such Assignee shall be bound by any limitations and obligations of a Member contained herein that a Member would be bound on account of the Assignee’s Company Interest (including the obligation to make Capital Contributions on account of such Company Interest).

Section 10.06 Assignor’s Rights and Obligations. Any Member who shall Transfer any Company Interest in a manner in accordance with this Agreement shall cease to be a Member with respect to such Units or other interest and shall no longer have any rights or privileges, or, except as set forth in this Section 10.06, duties, liabilities or obligations, of a Member with respect to such Units or other interest (it being understood, however, that the applicable provisions of Section 6.08, Section 7.01 and Section 7.04 shall continue to inure to such Person’s benefit), except that unless and until the Assignee (if not already a Member) is admitted as a Substituted Member in accordance with the provisions of Article XII (the “Admission Date”), (i) such assigning Member shall retain all of the duties, liabilities and obligations of a Member with respect to such Units or other interest, and (ii) the Manager may, in its sole discretion, reinstate all or any portion of the rights and privileges of such Member with respect to such Units or other interest for any period of time prior to the Admission Date. Nothing contained herein shall relieve any Member who Transfers any Units or other interest in the Company from any liability of such Member to the Company with respect to such Company Interest that may exist on the Admission Date or that is otherwise specified in the Delaware Act and incorporated into this Agreement or for any liability to the Company or any other Person for any materially false statement made by such Member (in its capacity as such) or for any present or future breaches of any representations, warranties or covenants by such Member (in its capacity as such) contained herein or in the other agreements with the Company.

Section 10.07 Overriding Provisions.

(a) Any Transfer in violation of this Article X shall be null and void ab initio, and the provisions of Sections 10.05 and 10.06 shall not apply to any such Transfers. For the avoidance of doubt, any Person to whom a Transfer is made or attempted in violation of this Article X shall not become a Member, shall not be entitled to vote on any matters coming before the Members and shall not have any other rights in or with respect to any rights of a Member of the Company. The approval of any Transfer in any one or more instances shall not limit or waive the requirement for such approval in any other or future instance. The Manager shall promptly amend the Schedule of Members to reflect any Permitted Transfer pursuant to this Article X.

(b) Notwithstanding anything contained herein to the contrary (including, for the avoidance of doubt, the provisions of Section 10.01 and Article XI and Article XII), in no event shall any Member Transfer any Units to the extent such Transfer would:

(i) result in the violation of the Securities Act, or any other applicable U.S. federal or state or non-U.S. Laws;

(ii) subject the Company to registration as an investment company under the Investment Company Act;

(iii) in the reasonable determination of the Manager, be a violation of or a default (or an event that, with notice or the lapse of time or both, would constitute a default) under, or result in an acceleration of any indebtedness under, any promissory note, mortgage, loan agreement, indenture or similar instrument or agreement to which the Company or the Manager is a party; provided that the payee or creditor to whom the Company or the Manager owes such obligation is not an Affiliate of the Company or the Manager; provided, further, this Section 10.07(b)(iii) shall not apply to any Permitted Transfer;

(iv) fail to meet one or more of the “secondary market safe harbors” described in Treasury Regulations Sections 1.7704-1(e) (regarding transfers not involving trading, such as, for example certain gift transfers certain carryover basis transfers and certain transfers involving blocks of interests representing more than two percent (2%) of the total interests in the Company’s capital or profits), 1.7704-1(f) (regarding transfers pursuant to certain redemption and repurchase agreements), 1.7704-1(g) (regarding transfers through qualified matching services), or 1.7704-1(j) (regarding transfers where there is a lack of actual trading (that is, trading in the aggregate representing two percent (2%) or less of the total interests in the Company’s capital or profits in a taxable year)), and, accordingly, in no event shall the Company recognize any Transfer of any Units in a taxable year, other than those Transfers that are described in Treasury Regulations Sections 1.7704-1(e)(1)(i)-(vii), 1.7704-1(e)(1)(ix), 1.7704-1(f), or 1.7704-1(g), to the extent such Transfers in the aggregate for such taxable year would exceed two percent (2%) of the total interests in the Company’s capital or profits as determined in accordance with Treasury Regulations Sections 1.7704-1(j) and 1.7704-1(k); provided that the prohibitions contained in this Section 10.07(b)(iv) shall not apply to any Transfer occurring in any taxable year in which the Company did not have more than one hundred (100) partners within the meaning of Treasury Regulations Section 1.7704-1(h)(1) (determined by treating each Person that owns an interest in a Member that is a partnership, S corporation, or grantor trust for federal income tax purposes as a partner pursuant to Treasury Regulations Section 1.7704-1(h)) at any time during such taxable year; provided, further, this Section 10.07(b)(iv) shall apply to any transaction that would be a transfer for U.S. federal income tax purposes even if such transfer is not a Transfer as defined herein;

(v) cause the Company to lose its status as a partnership for U.S. federal income tax purposes or, without limiting the generality of the foregoing, cause the Company to be treated as a “publicly traded partnership” or to be taxed as a corporation pursuant to Section 7704 of the Code and any applicable Treasury Regulations issued thereunder, or any successor provision of the Code; provided, further, this Section 10.07(b)(v) shall apply to any transaction that would be a transfer for U.S. federal income tax purposes, even if such transfer is not a Transfer as defined herein, or

(vi) be a Transfer to a Person who is not legally competent or who has not achieved his or her majority under applicable Law (excluding trusts for the benefit of minors).

ARTICLE XI

REDEMPTION AND EXCHANGE RIGHTS

Section 11.01 Redemption Right of a Member.

(a) Each Member (other than the Corporation) shall be entitled to cause the Company to redeem (a “Redemption”) all or any portion of its Common Units (the “Redemption Right”) at any time. A Member desiring to exercise its Redemption Right (the “Redeemed Member”) shall exercise such right by giving written notice (collectively, the “Redemption Notice”) to the Company with a copy to the Corporation (the date of the delivery of such Redemption Notice, the “Redemption Notice Date”). The Redemption Notice shall specify the number of Common Units (the “Redeemed Units”) that the Redeemed Member intends to have the Company redeem. The Redemption shall be completed on the date that is three (3) Business Days following delivery of the applicable Redemption Notice, unless the Company elects and is permitted to make the redemption payment by means of a Cash Settlement, in which case the Redemption shall be completed as promptly as practicable following delivery of the applicable Redemption Notice, but in any event, no more than ten (10) Business Days after delivery of such Redemption Notice (unless and to the extent that the Manager in its reasonable discretion agrees in writing to waive such time periods) (the date of such completion, the “Redemption Date”); provided that the Company, the Corporation and the Redeemed Member may change the number of Redeemed Units and/or the Redemption Date specified in such Redemption Notice to another number and/or date by mutual agreement in writing signed by each of them; provided further that a Redemption Notice that includes Redeemed Units that are to be redeemed for Class A Common Stock may be conditioned on the closing of an underwritten distribution of the shares of Class A Common Stock that may be issued in connection with such proposed Redemption. Unless the Redeemed Member timely has delivered a Retraction Notice as provided in Section 11.01(b) or has delayed a Redemption as provided in Section 11.01(c) or the Corporation has elected to effect a Direct Exchange as provided in Section 11.03, on the Redemption Date (to be effective immediately prior to the close of business on the Redemption Date) (i) the Redeemed Member shall transfer and surrender the Redeemed Units to the Company and a corresponding number of shares of Class B Common Stock to the Corporation, in each case free and clear of all liens and encumbrances, (ii) the Company shall (x) cancel the Redeemed Units, (y) transfer to the Redeemed Member the consideration to which the Redeemed Member is entitled under Section 11.01(b), and (z) if the Units are certificated, issue to the Redeemed Member a certificate for a number of Common Units equal to the difference (if any) between the number of Common Units evidenced by the certificate surrendered by the Redeemed Member pursuant to clause (i) of this Section 11.01(a) and the number of Redeemed Units and (iii) the Corporation shall cancel such shares of Class B Common Stock.

(b) In exchange for its Redeemed Units, a Redeemed Member shall be entitled to receive the Share Settlement or, at the Company’s election, the Cash Settlement from the Company; provided, however, that the Company shall not be permitted to elect the Cash Settlement method in connection with any Redemption of Common Units that are to be redeemed for Class B-1 Common Stock pursuant to a Class B-1 Redemption Election by such Redeemed Member. Within one (1) Business Day of delivery of the Redemption Notice, the Company shall give written notice (the “Settlement Method Notice”) to the Redeemed Member (with a copy to the Corporation) of its intended settlement method; provided that if the Company does not timely deliver a Settlement Method Notice, the Company shall be deemed to have elected the Share Settlement method. The Redeemed Member may retract its Redemption Notice by giving written notice (the “Retraction Notice”) to the Company (with a copy to the Corporation) at any time prior to 5:00 p.m., New York City time, on the Business Day after delivery of the Settlement Method Notice. The timely delivery of a Retraction Notice shall terminate all of the Redeemed Member’s, the Company’s and the Corporation’ rights and obligations under this Section 11.01 arising from the retracted Redemption Notice.

(c) Notwithstanding anything to the contrary in Section 11.01(b), in the event the Company elects a Share Settlement in connection with a Redemption, a Redeemed Member shall be entitled, at any time prior to the consummation of a Redemption, to revoke its Redemption Notice or delay the consummation of a Redemption if any of the following conditions exists: (i) any registration statement pursuant to which the resale of the Class A Common Stock to be registered for such Redeemed Member at or immediately following the consummation of the Redemption shall have ceased to be effective pursuant to any action or inaction by the SEC or no such resale registration statement has yet become effective; (ii) the Corporation shall have failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such Redemption; (iii) the Corporation shall have exercised a contractual right to defer, delay or suspend the filing or effectiveness of a registration statement and such deferral, delay or suspension shall affect the ability of such Redeemed Member to have the resale of its Class A Common Stock registered at or immediately following the consummation of the Redemption; (iv) the Corporation shall have disclosed to such Redeemed Member any material non-public information concerning the Corporation, the receipt of which results in such Redeemed Member being prohibited or restricted from selling Class A Common Stock at or immediately following the Redemption without disclosure of such information (and the Corporation does not permit disclosure); (v) any stop order relating to the registration statement pursuant to which the Class A Common Stock was to be registered by such Redeemed Member at or immediately following the Redemption shall have been issued by the SEC; (vi) there shall have occurred a material disruption in the securities markets generally or in the market or markets in which the Class A Common Stock is then traded; (vii) there shall be in effect an injunction, a restraining order or a decree of any nature of any Governmental Entity that restrains or prohibits the Redemption; (viii) the Corporation shall have failed to comply in all material respects with its obligations under the Stockholders Agreement, and such failure shall have affected the ability of such Redeemed Member to consummate the resale of Class A Common Stock to be received upon such redemption pursuant to an effective registration statement; or (ix) the Redemption Date would occur three (3) Business Days or less prior to, or during, a Black-Out Period; provided further, that in no event shall the Redeemed Member seeking to delay the consummation of such Redemption and relying on any of the matters contemplated in clauses (i) through (ix) above have controlled or intentionally materially influenced any facts, circumstances, or Persons in connection therewith (except in the good faith performance of his or her duties as an officer or director of the Corporation) in order to provide such Redeemed Member with a basis for such delay or revocation. If a Redeemed Member delays the consummation of a Redemption pursuant to this Section 11.01(c), (A) the Redemption Date shall occur on the third (3rd) Business Day following the date on which the conditions giving rise to such delay cease to exist (or such earlier day as the Corporation, the Company and such Redeemed Member may agree in writing) and (B) notwithstanding anything to the contrary in Section 11.01(b), the Redeemed Member may retract its Redemption Notice by giving a Retraction Notice to the Company (with a copy to the Corporation) at any time prior to 5:00 p.m., New York City time, on the second Business Day following the date on which the conditions giving rise to such delay cease to exist.

(d) The amount of the Share Settlement or the Cash Settlement that a Redeemed Member is entitled to receive under
Section 11.01(b) shall not be adjusted on account of any Distributions previously made with respect to the Redeemed Units or dividends previously paid with respect to Class A Common Stock or Class B-1 Common Stock; provided, however, that if a Redeemed Member causes the Company to redeem Redeemed Units and the Redemption Date occurs subsequent to the record date for any Distribution with respect to the Redeemed Units but prior to payment of such Distribution, the Redeemed Member shall be entitled to receive such Distribution with respect to the Redeemed Units on the date that it is made notwithstanding that the Redeemed Member transferred and surrendered the Redeemed Units to the Company prior to such date.

(e) In the event of a distribution (by dividend or otherwise) by the Corporation to all holders of Class A Common Stock or Class B-1 Common Stock of evidences of its indebtedness, securities, or other assets (including Equity Securities of the Corporation), but excluding any cash dividend or distribution of any such assets received by the Corporation in respect of its Units, then, in exchange for its Redeemed Units, a Redeemed Member shall be entitled to receive, in addition to the consideration set forth in Section 11.01(b), the amount of such security, securities or other property that the Redeemed Member would have received if such Redemption Right had been exercised and the Redemption Date had occurred immediately prior to the record date or effective time of any such transaction, taking into account any adjustment as a result of any subdivision (by any split, distribution or dividend, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse split, reclassification, recapitalization or otherwise) of such security, securities or other property that occurs after such record date or effective time. For the avoidance of doubt, subsequent to any such transaction, this Article XI shall apply mutatis mutandis with respect to any such security, securities or other property received by holders of Class A Common Stock or Class B-1 Common Stock in such transaction.

(f) If a Reclassification Event occurs, the Manager or its successor, as the case may be, shall, as and to the extent necessary, amend this Agreement in compliance with Section 16.03, and enter into any necessary supplementary or additional agreements, to ensure that, following the effective date of the Reclassification Event: (i) the rights of holders of Common Units (other than the Corporation) set forth in this Section 11.01 provide that each Common Unit is redeemable for the same amount and same type of property, securities or cash (or combination thereof) that one share of Class A Common Stock (or, in the case of a Class B-1 Redemption Election, Class B-1 Common Stock) becomes exchangeable for or converted into as a result of the Reclassification Event (taking into account any adjustment as a result of any subdivision (by any split, distribution or dividend, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse split, reclassification, recapitalization or otherwise) of such security, securities or other property that occurs after the record date or effective time for such Reclassification Event) and (ii) the Corporation or the successor to the Corporation, as applicable, is obligated to deliver such property, securities or cash upon such redemption. The Corporation shall not consummate or agree to consummate any Reclassification Event unless the successor Person, if any, becomes obligated to comply with the obligations of the Corporation (in whatever capacity) under this Agreement.

Section 11.02 Contribution of the Corporation. Subject to Section 11.03, in connection with the exercise of a Redeemed Member’s Redemption Rights under Section 11.01(a), the Corporation shall contribute to the Company the consideration the Redeemed Member is entitled to receive under Section 11.01(b). Unless the Redeemed Member has timely delivered a Retraction Notice as provided in Section 11.01(b) or has delayed a Redemption as provided in Section 11.01(c), or the Corporation has elected to effect a Direct Exchange as provided in Section 11.03, on the Redemption Date (to be effective immediately prior to the close of business on the Redemption Date) (i) the Corporation shall make its Capital Contribution to the Company (in the form of the Share Settlement or the Cash Settlement) required under this Section 11.02, and (ii) the Company shall issue to the Corporation a number of Common Units equal to the number of Redeemed Units surrendered by the Redeemed Member. Notwithstanding any other provisions of this Agreement to the contrary, in the event that the Company elects and is permitted to make the redemption payment by means of a Cash Settlement, the Corporation shall only be obligated to contribute to the Company an amount in respect of such Cash Settlement equal to the net proceeds (after deduction of any underwriters’ discounts or commissions and brokers’ fees or commissions) from the sale by the Corporation of a number of shares of Class A Common Stock equal to the number of Redeemed Units to be redeemed with such Cash Settlement; provided that (x) the Corporation’s Capital Account shall be increased by an amount equal to any such discounts, commissions and fees relating to such sale of shares of Class A Common Stock in accordance with Section 6.06 and (y) for the avoidance of doubt, if the Cash Settlement to which the Redeemed Member is entitled exceeds the amount that is contributed to the Company by the Corporation, the Company shall still be required to pay the Redeemed Member the full amount of the Cash Settlement.

Section 11.03 Exchange Right of the Corporation.

(a) Notwithstanding anything to the contrary in this Article XI, the Corporation may, in its sole and absolute discretion, elect to effect on the Redemption Date the exchange of Redeemed Units for the Share Settlement or Cash Settlement, at the Corporation’s option, through a direct exchange of such Redeemed Units and such consideration between the Redeemed Member and the Corporation (a “Direct Exchange”); provided, however, that the Corporation shall not be permitted to elect to effect a Direct Exchange for the Cash Settlement in respect of any Redeemed Units that are to be redeemed for Class B-1 Common Stock pursuant to a Class B-1 Redemption Election by such Redeemed Member. Upon such Direct Exchange pursuant to this Section 11.03, the Corporation shall acquire the Redeemed Units and shall be treated for all purposes of this Agreement as the owner of such Units.

(b) The Corporation may, at any time prior to a Redemption Date, deliver written notice (an “Exchange Election Notice”) to the Company and the Redeemed Member setting forth its election to exercise its right to consummate a Direct Exchange; provided that such election does not prejudice the ability of the parties to consummate a Redemption or Direct Exchange on the Redemption Date. An Exchange Election Notice may be revoked by the Corporation at any time; provided that any such revocation does not prejudice the ability of the parties to consummate a Redemption on the Redemption Date. The right to consummate a Direct Exchange in all events shall be exercisable for all the Redeemed Units that would have otherwise been subject to a Redemption. Except as otherwise provided by this Section 11.03, a Direct Exchange shall be consummated pursuant to the same timeframe and in the same manner as the relevant Redemption would have been consummated if the Corporation had not delivered an Exchange Election Notice.

Section 11.04 Reservation of Shares of Class A Common Stock and Class B-1 Common Stock; Listing; Certificate of the Corporation. At all times the Corporation shall reserve and keep available out of its authorized but unissued Class A Common Stock and Class B-1 Common Stock, solely for the purpose of issuance upon a Redemption or Direct Exchange, such number of shares of Class A Common Stock and Class B-1 Common Stock as shall be issuable upon any such Redemption or Direct Exchange pursuant to Share Settlements; provided that nothing contained herein shall be construed to preclude the Corporation from satisfying its obligations (i) in respect of any Redeemed Units that are to be redeemed for Class A Common Stock in such Redemption or Direct Exchange by delivery of purchased Class A Common Stock (which may or may not be held in the treasury of the Corporation) or the delivery of cash pursuant to a Cash Settlement or (ii) in respect of any Redeemed Units that are to be redeemed for Class B-1 Common Stock in such Redemption or Direct Exchange by delivery of purchased Class B-1 Common Stock (which may or may not be held in the treasury of the Corporation). The Corporation shall deliver Class A Common Stock that has been registered under the Securities Act with respect to any Redeemed Units that are to be redeemed for Class A Common Stock in Redemption or Direct Exchange to the extent a registration statement is effective and available for such shares. The Corporation shall use its commercially reasonable efforts to list the Class A Common Stock required to be delivered upon any such Redemption or Direct Exchange prior to such delivery upon each national securities exchange upon which the outstanding shares of Class A Common Stock are listed at the time of such Redemption or Direct Exchange (it being understood that any such shares may be subject to transfer restrictions under applicable securities Laws). The Corporation covenants that all Class A Common Stock issued and Class B-1 Common Stock upon a Redemption or Direct Exchange will, upon issuance, be validly issued, fully paid and non-assessable. The provisions of this Article XI shall be interpreted and applied in a manner consistent with the corresponding provisions of the Corporation’s certificate of incorporation.

Section 11.05 Effect of Exercise of Redemption or Exchange Right. This Agreement shall continue notwithstanding the consummation of a Redemption or Direct Exchange and all governance or other rights set forth herein shall be exercised by the remaining Members and the Redeemed Member (to the extent of such Redeemed Member’s remaining interest in the Company). No Redemption or Direct Exchange shall relieve such Redeemed Member of any prior breach of this Agreement.

Section 11.06 Tax Treatment. Unless otherwise required by applicable Law, the parties hereto acknowledge and agree that a Redemption or a Direct Exchange, as the case may be, shall be treated as a direct exchange between the Corporation and the Redeemed Member for U.S. federal (and applicable state and local) income tax purposes. The issuance of shares of Class A Common Stock, Class B-1 Common Stock or other securities upon a Redemption or Direct Exchange shall be made without charge to the Redeemed Member for any stamp or other similar tax in respect of such issuance.

ARTICLE XII

ADMISSION OF MEMBERS

Section 12.01 Substituted Members. Subject to the provisions of Article X, in connection with the Permitted Transfer of a Company Interest hereunder or a Transfer consented to by the Conflicts Committee, the transferee shall become a substituted Member (“Substituted Member”) on the effective date of such Transfer, which effective date shall not be earlier than the date of compliance with the conditions to such Transfer, and such admission shall be shown on the Schedule of Members.

Section 12.02 Additional Members. Subject to the provisions of Article III and Article X, any Person that is not an Original Member or the Corporation may be admitted to the Company as an additional Member (any such Person, an “Additional Member”) only upon furnishing to the Manager (a) a Joinder (or other counterpart to this Agreement reasonably acceptable to the Manager) and counterparts of any applicable Other Agreements and (b) such other documents or instruments as may be reasonably necessary or appropriate to effect such Person’s admission as a Member (including entering into such documents as the Manager may deem appropriate in its reasonable discretion). Such admission shall become effective on the date on which the Manager determines in its reasonable discretion that such conditions have been satisfied and when any such admission is shown on the books and records of the Company.

ARTICLE XIII

WITHDRAWAL AND RESIGNATION; TERMINATION OF RIGHTS

Section 13.01 Withdrawal and Resignation of Members. No Member shall have the power or right to withdraw or otherwise resign as a Member from the Company prior to the termination of the Company pursuant to Article XIV. Upon a Transfer of all of a Member’s Units in a Transfer permitted by this Agreement, subject to the provisions of Section 10.06, such Member shall cease to be a Member.

ARTICLE XIV

DISSOLUTION AND LIQUIDATION

Section 14.01 Dissolution. The Company shall not be dissolved by the admission of Additional Members or Substituted Members or the attempted withdrawal or resignation of a Member. The Company shall dissolve, and its affairs shall be wound up, upon:

(a) the decision of the Manager (pursuant to a unanimous decision of the Corporate Board) together with the Requisite Members to dissolve the Company;

(b) a dissolution of the Company under Section 18-801(a)(4) of the Delaware Act; or

(c) the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Delaware Act.

The bankruptcy (within the meaning of Section 18-304 of the Delaware Act) of a Member shall not cause the Member to cease to be a member of the Company. An Event of Withdrawal shall not, in and of itself, cause a dissolution of the Company and the Company shall continue without dissolution subject to the terms and conditions of this Agreement.

Section 14.02 Liquidation and Termination. On dissolution of the Company, the Manager shall act as liquidator or may appoint one or more Persons as liquidator. The liquidators shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Delaware Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidators shall continue to operate the Company properties with all of the power and authority of the Manager. The steps to be accomplished by the liquidators are as follows:

(a) as promptly as possible after dissolution and again after final liquidation, the liquidators shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company’s assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

(b) the liquidators shall pay, satisfy or discharge from Company funds, or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash fund for contingent, conditional or unmatured liabilities in such amount and for such term as the liquidators may reasonably determine) all of the debts, liabilities and obligations of the Company (including all expenses incurred in liquidation); and

(c) all remaining assets of the Company shall be distributed to the Members in accordance with Article IV by the end of the Taxable Year during which the liquidation of the Company occurs (or, if later, by ninety (90) days after the date of the liquidation). The distribution of cash and/or property to the Members in accordance with the provisions of this Section 14.02 and Section 14.03 below constitutes a complete return to the Members of their Capital Contributions, a complete distribution to the Members of their interest in the Company and all the Company’s property and constitutes a compromise to which all Members have consented within the meaning of the Delaware Act. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

Section 14.03 Deferment; Distribution in Kind. Notwithstanding the provisions of Section 14.02, but subject to the order of priorities set forth therein, if upon dissolution of the Company the liquidators determine that an immediate sale of part or all of the Company’s assets would be impractical or would cause undue loss (or would otherwise not be beneficial) to the Members, the liquidators may, in their sole discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy Company liabilities (other than loans to the Company by Members) and reserves. Subject to the order of priorities set forth in Section 14.02, the liquidators may, in their sole discretion, distribute to the Members, in lieu of cash, either (a) all or any portion of such remaining Company assets in-kind in accordance with the provisions of Section 14.02(c), (b) as tenants in common and in accordance with the provisions of Section 14.02(c), undivided interests in all or any portion of such Company assets or (c) a combination of the foregoing. Any such Distributions in kind shall be subject to (x) such conditions relating to the disposition and management of such assets as the liquidators deem reasonable and equitable and (y) the terms and conditions of any agreements governing such assets (or the operation thereof or the holders thereof) at such time. Any Company assets distributed in kind will first be written up or down to their Fair Market Value, thus creating Profit or Loss (if any), which shall be allocated in accordance with Article V. The liquidators shall determine the Fair Market Value of any property distributed in accordance with the valuation procedures set forth in Article XV.

Section 14.04 Cancellation of Certificate. On completion of the winding up of Company assets as provided herein and the Delaware Act, the Company is terminated (and the Company shall not be terminated prior to such time), and the Manager (or such other Person or Persons as the Delaware Act may require or permit) shall file a certificate of cancellation with the Secretary of State of Delaware, cancel any other filings made pursuant to this Agreement that are or should be canceled and take such other actions as may be necessary to terminate the Company. The Company shall be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 14.04.

Section 14.05 Reasonable Time for Winding Up. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Sections 14.02 and 14.03 in order to minimize any losses otherwise attendant upon such winding up.

Section 14.06 Return of Capital. The liquidators shall not be personally liable for the return of Capital Contributions or any portion thereof to the Members (it being understood that any such return shall be made solely from Company assets).

ARTICLE XV

VALUATION

Section 15.01 Determination. “Fair Market Value” of a specific Company asset will mean the amount which the Company would receive in an all-cash sale of such asset in an arms-length transaction with a willing unaffiliated third party, with neither party having any compulsion to buy or sell, consummated on the day immediately preceding the date on which the event occurred which necessitated the determination of the Fair Market Value (and after giving effect to any transfer taxes payable in connection with such sale), as such amount is determined by the Manager (or, if pursuant to Section 14.02, the liquidators) in its good faith judgment using all factors, information and data it deems to be pertinent.

Section 15.02 Dispute Resolution. If any Member or Members dispute the accuracy of any determination of Fair Market Value in accordance with Section 15.01, and the Manager and such Member(s) are unable to agree on the determination of the Fair Market Value of any asset of the Company, the Manager and such Member(s) shall each select a nationally recognized investment banking firm experienced in valuing securities of closely-held companies such as the Company in the Company’s industry (the “Appraisers”), who shall each determine the Fair Market Value of the asset or the Company (as applicable) in accordance with the provisions of Section 15.01. The Appraisers shall be instructed to give written notice of their determination of the Fair Market

Value of the asset or the Company (as applicable) within thirty (30) days of their appointment as Appraisers. If Fair Market Value as determined by an Appraiser is higher than the Fair Market Value as determined by the other Appraiser by 10% or more, and the Manager and such Member(s) do not otherwise agree on a Fair Market Value, the original Appraisers shall designate a third Appraiser meeting the same criteria used to select the original two, and the Fair Market Value shall be the average of the Fair Market Values determined by all three Appraisers, unless the Manager and such Member(s) otherwise agree on a Fair Market Value. If Fair Market Value as determined by an Appraiser is within 10% of the Fair Market Value as determined by the other Appraiser (but not identical), and the Manager and such Member(s) do not otherwise agree on a Fair Market Value, the Manager shall select the Fair Market Value of one of the Appraisers. The fees and expenses of the Appraisers shall be borne by the Company.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.01 Power of Attorney.

(a) Each Member hereby constitutes and appoints the Manager (or the liquidator, if applicable) with full power of substitution, as his or her true and lawful agent and attorney-in-fact, with full power and authority in his, her or its name, place and stead, to:

(i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) this Agreement, all certificates and other instruments and all amendments thereof which the Manager reasonably deems appropriate or necessary to form, qualify, or continue the qualification of, the Company as a limited liability company in the State of Delaware and in all other jurisdictions in which the Company may conduct business or own property; (B) all instruments which the Manager reasonably deems appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms; (C) all conveyances and other instruments or documents which the Manager reasonably deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; and (D) all instruments relating to the admission, withdrawal or substitution of any Member pursuant to Article XII or XIII; and

(ii) sign, execute, swear to and acknowledge all ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the reasonable judgment of the Manager, to evidence, confirm or ratify any vote, consent, approval, agreement or other action which is made or given by the Members hereunder or is consistent with the terms of this Agreement, in the reasonable judgment of the Manager, to effectuate the terms of this Agreement.

(b) The foregoing power of attorney is irrevocable and coupled with an interest, and shall survive the death, disability, incapacity, dissolution, bankruptcy, insolvency or termination of any Member who is an individual and the transfer of all or any portion of his, her or its Company Interest and shall extend to such Member’s heirs, successors, assigns and personal representatives.

Section 16.02 Confidentiality. Except as required by applicable Law, the Manager and each of the Members agree to hold the Company’s Confidential Information in confidence and shall not (i) disclose any Confidential Information except as otherwise authorized separately in writing by the Manager or (ii) use any Confidential Information except in furtherance of the business of the Company or as otherwise authorized separately in writing by the Manager. “Confidential Information” as used herein means any and all information obtained by a Member from the Company or any of its Affiliates directly or indirectly, including from their representatives, which such information includes, but is not limited to, ideas, financial information, products, data, services, business strategies, research, inventions (whether or not patentable), innovations and materials, equipment, all aspects of the Company’s business plan, proposed operation and products and other product plans, corporate structure, financial and organizational information, analyses, proposed partners, software code, designs, employees and their identities, equity ownership, customers, markets, the methods and means by which the Company plans to conduct its business, all trade secrets, trademarks, knowhow, formulas, processes and intellectual property. With respect to the Manager and such Member, Confidential Information does not include information or material that: (a) is rightfully in the possession of the Manager or such Member at the time of disclosure by the Company; (b) before or after it has been disclosed to the Manager or each Member by the Company, becomes part of public knowledge, not as a result of any action or inaction of the Manager or such Member, respectively, in violation of this Agreement; (c) is approved for release by written authorization of the Chief Executive Officer of the Company or of the Corporation; (d) is disclosed to the Manager or such Member or their representatives by a third party not, to the knowledge of the Manager or such Member, respectively, in violation of any obligation of confidentiality owed to the Company with respect to such information; or (e) is or becomes independently developed by the Manager or such Member or their respective representatives without use or reference to the Confidential Information.

Section 16.03 Amendments. This Agreement may be amended or modified in writing by the Manager, subject to the prior written consent of the Requisite Members. Notwithstanding the foregoing, no amendment or modification (whether by amendment, merger, recapitalization or otherwise) (a) to this Section 16.03 may be made without the prior written consent of each of the Members, (b) that modifies the limited liability of any Member, or increases the liabilities or obligations of any Member, in each case, may be made without the consent of each such affected Member, (c) that materially alters or changes any rights, preferences or privileges of any Company Interests in a manner that is different or prejudicial relative to any other Company Interests, may be made without the approval of a majority in interest of the Members holding the Company Interests affected in such a different or prejudicial manner, (d) that materially alters or changes any rights, preferences or privileges of a holder of any class of Company Interests in a manner that is different or prejudicial relative to any other holder of the same class of Company Interests, may be made without the approval of the holder of Company Interests affected in such a different or prejudicial manner, (e) that adversely alters or changes any rights, preferences or privileges of Members other than the Corporation (and its Affiliates), may be made without the approval of a majority in interest of the Members (excluding, for this purpose, the Corporation and its Affiliates) holding Common Units, and (f) to any of the terms and conditions of this Agreement which terms and conditions expressly require the approval or action of certain Persons may be made without obtaining the consent of the requisite number or specified percentage of such Persons who are entitled to approve or take action on such matter; provided, that the Manager, acting alone, may amend this Agreement to reflect the issuance of additional Units or Equity Securities in accordance with Section 3.04 so long as the rights, preferences or privileges of such Units or Equity Securities with respect to voting, liquidation, redemption, conversion or distributions are not senior to or on parity with the Common Units.

Section 16.04 Title to Company Assets. Company assets shall be deemed to be owned by the Company as an entity, and no Member, individually or collectively, shall have any ownership interest in such Company assets or any portion thereof. The Company shall hold title to all of its property in the name of the Company and not in the name of any Member. All Company assets shall be recorded as the property of the Company on its books and records, irrespective of the name in which legal title to such Company assets is held. The Company’s credit and assets shall be used solely for the benefit of the Company, and no asset of the Company shall be transferred or encumbered for, or in payment of, any individual obligation of any Member.

Section 16.05 Addresses and Notices. Any notice provided for in this Agreement will be in writing and will be either personally delivered, or sent by (i) certified mail, return receipt requested, (ii) reputable overnight courier service providing confirmation of delivery (charges prepaid), (iii) telecopier transmission with confirmation of receipt, or (iv) e-mail of a .pdf attachment for which a confirmation e-mail is obtained, to the Company or the Manager, as applicable, at the addresses set forth below and to any other recipient and to any Member at such address as indicated by the Company’s records, or at such address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. Notices will be deemed to have been given hereunder when delivered personally or on the date of delivery as established by the return receipt, courier service confirmation (or the date on which the return receipt or courier service confirms that acceptance of delivery was refused by the addressee), or telecopier confirmation received by the sender. The respective addresses of the Company and the Manager are:

to the Company:

Amneal Pharmaceuticals LLC

400 Crossing Boulevard, 3rd Floor

Bridgewater, New Jersey 08807

Attn: Chirag Patel

E-mail: [        ]

with copies (which copies shall not constitute notice) to:

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

Attn: Charles K. Ruck and R. Scott Shean

E-mail: charles.ruck@lw.com and scott.shean@lw.com

and

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attn: Frank Aquila

E-mail: aquilaf@sullcrom.com

to the Manager:

Amneal Pharmaceuticals, Inc.

400 Cross Boulevard, 3rd Floor

Bridgewater, New Jersey 08807

Attn: Sheldon Hirt

E-mail: shirt@amneal.com

with copies (which copies shall not constitute notice) to:

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

Attn: Charles K. Ruck and R. Scott Shean

E-mail: charles.ruck@lw.com and scott.shean@lw.com

and

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attn: Francis J. Aquila

E-mail: aquilaf@sullcrom.com

Section 16.06 Binding Effect; Intended Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.07 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any of its Affiliates, and no creditor who makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time as a result of making the loan any direct or indirect interest in Company Profits, Losses, Distributions, capital or property other than as a secured creditor.

Section 16.08 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition, regardless of how long such failure continues.

Section 16.09 Counterparts. This Agreement may be executed in separate counterparts, each of which will be an original and all of which together shall constitute one and the same agreement binding on all the parties hereto.

Section 16.10 Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Any dispute relating hereto shall be heard in the state or federal courts of the State of Delaware, and the parties agree to jurisdiction and venue therein.

Section 16.11 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

Section 16.12 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking such actions as may be reasonably necessary or appropriate to achieve the purposes of this Agreement.

Section 16.13 Conflict. In the event of a direct conflict between the provisions of this Agreement and (i) any provision of the Certificate or (ii) any mandatory, non-waivable provision of the Delaware Act, such provision of the Certificate or the Delaware Act shall control. If any provision of the Delaware Act provides that it may be varied or superseded in the agreement of a limited liability company (or otherwise by agreement of the members or managers of a limited liability company), such provision shall be deemed superseded and waived in its entirety if this Agreement contains a provision addressing the same issue or subject matter.

Section 16.14 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of an electronic transmission, including by a facsimile machine or via email, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of electronic transmission by a facsimile machine or via email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through such electronic transmission as a defense to the formation of a contract and each such party forever waives any such defense.

Section 16.15 Right of Offset. Whenever the Company is to pay any sum (other than pursuant to Article IV) to any Member, any amounts that such Member owes to the Company which are not the subject of a good faith dispute may be deducted from that sum before payment. For the avoidance of doubt, the distribution of Units to the Corporation shall not be subject to this Section 16.15.

Section 16.16 Effectiveness. This Agreement shall be effective immediately upon the Business Combination Closing (the “Effective Time”). The Second A&R LLC Agreement shall govern the rights and obligations of the Company and the other parties to this Agreement in their capacity as Members prior to the Effective Time.

Section 16.17 Entire Agreement. This Agreement and those documents expressly referred to herein (including the Stockholders Agreement and the Business Combination Agreement) embody the entire agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way. For the avoidance of doubt, the Second A&R LLC Agreement is superseded in its entirety by this Agreement as of the Effective Time and shall be of no further force and effect thereafter.

Section 16.18 Remedies. Each Member shall have all rights and remedies set forth in this Agreement and all rights and remedies which such Person has been granted at any time under any other agreement or contract and all of the rights which such Person has under any Law. To the fullest extent permitted by applicable Law, any Person having any rights under any provision of this Agreement or any other agreements contemplated hereby shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by Law.

Section 16.19 Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use of the word “including” in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. Without limiting the generality of the immediately preceding sentence, no amendment or other modification to any agreement, document or instrument that requires the consent of any Person pursuant to the terms of this Agreement or any other agreement will be given effect hereunder unless such Person has consented in writing to such amendment or modification. Wherever required by the context, references to a Fiscal Year shall refer to a portion thereof. The use of the words “or,” “either” and “any” shall not be exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Third Amended and Restated Limited Liability Company Agreement as of the date first written above.

COMPANY:

AMNEAL PHARMACEUTICALS LLC

By:
Name: Title:

[Signature Page to Third Amended and Restated Limited Liability Company Agreement]

MEMBERS:

AMNEAL PHARMACEUTICALS, INC.

By:
Name:
Title:

[Signature Page to Third Amended and Restated Limited Liability Company Agreement]

AMNEAL PHARMACEUTICALS HOLDING COMPANY LLC

By:
Name:
Title:

[Signature Page to Third Amended and Restated Limited Liability Company Agreement]

AH PPU MANAGEMENT, LLC

By:
Name:
Title:

[Signature Page to Third Amended and Restated Limited Liability Company Agreement]

AP CLASS D MEMBER, LLC

By:
Name:
Title:

[Signature Page to Third Amended and Restated Limited Liability Company Agreement]

AP CLASS E MEMBER, LLC

By:
Name:
Title:

[Signature Page to Third Amended and Restated Limited Liability Company Agreement]

SCHEDULE 1*

SCHEDULE OF MEMBERS

Member	Common Units	Percentage Interest	Contribution Closing Capital Account Balance	Additional Cash Capital Contributions	Additional Non- Cash Capital Contributions	Capital Accounts
Amneal Pharmaceuticals, Inc.
Amneal Pharmaceuticals Holding Company LLC
AH PPU Management, LLC
AP Class D Member, LLC
AP Class E Member, LLC

*	This Schedule of Members shall be updated from time to time to reflect any adjustment with respect to any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Common Units, or to reflect any additional issuances of Common Units pursuant to this Agreement.

Exhibit A

FORM OF JOINDER AGREEMENT

This JOINDER AGREEMENT, dated as of                     , 20     (this “Joinder”), is delivered pursuant to that certain [Third] Amended and Restated Limited Liability Company Agreement, dated as of [                    ], 2017 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “LLC Agreement”) by and among Amneal Pharmaceuticals LLC, a Delaware limited liability company (the “Company”), Amneal Pharmaceuticals, Inc., a Delaware corporation and the managing member of the Company (the “Manager”), and each of the Members from time to time party thereto. Capitalized terms used but not otherwise defined herein have the respective meanings set forth in the LLC Agreement.

1.	Joinder to the LLC Agreement. Upon the execution of this Joinder by the undersigned and delivery hereof to the Manager, the undersigned hereby is and hereafter will be a Member under the LLC Agreement and a party thereto, with all the rights, privileges and responsibilities of a Member thereunder. The undersigned hereby agrees that it shall comply with and be fully bound by the terms of the LLC Agreement as if it had been a signatory thereto as of the date thereof.

2.	Incorporation by Reference. All terms and conditions of the LLC Agreement are hereby incorporated by reference in this Joinder as if set forth herein in full.

3.	Address. All notices under the LLC Agreement to the undersigned shall be direct to:

[Name]

[Address]

[City, State, Zip Code]

Attn:

Facsimile:

E-mail:

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Joinder as of the day and year first above written.

[NAME OF NEW MEMBER]

By:
Name:
Title:

Acknowledged and agreed

as of the date first set forth above:

AMNEAL PHARMACEUTICALS LLC

By: AMNEAL PHARMACEUTICALS, INC.,

its Managing Member

By:
Name:
Title:

ANNEX D

FORM OF RESTATED CERTIFICATE OF INCORPORATION

OF

AMNEAL PHARMACEUTICALS, INC.

It is hereby certified that:

1. The present name of the corporation (hereinafter called the “Corporation”) is ATLAS HOLDINGS, INC. The Certificate of Incorporation of the Corporation was originally filed under the name Atlas Holdings, Inc. with the Secretary of State of the State of Delaware on October 4, 2017.

2. This Restated Certificate of Incorporation, which integrates and restates and also further amends the provisions of the Corporation’s Certificate of Incorporation, has been duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware.

3. The Certificate of Incorporation is hereby amended, integrated and restated to read in its entirety as follows:

FIRST: NAME

The name of the corporation is AMNEAL PHARMACEUTICALS, INC. (hereinafter called the “Corporation”).

SECOND: REGISTERED OFFICE AND AGENT

The registered office of the Corporation is to be located at 251 Little Falls Drive, Wilmington, Delaware, County of New Castle, 19808. The name of its registered agent at that address is the Corporation Service Company.

THIRD: PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity, without limitation, for which a corporation may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH: CAPITAL STOCK

Section 1. Authorization.

(a) The total number of shares of all classes of stock which the Corporation shall have the authority to issue is One Billion Two Hundred and Twenty Million (1,220,000,000) shares, consisting of (i) One Billion Two Hundred Eighteen Million (1,218,000,000) shares of Common Stock, $.01 par value per share (the “Common Stock”), of which Nine Hundred Million (900,000,000) are designated as Class A Common Stock (“Class A Common Stock”), Three Hundred Million (300,000,000) are designated as Class B Common Stock (“Class B Common Stock”) and Eighteen Million (18,000,000) are designated as Class B-1 Common Stock (“Class B-1 Common Stock”) and (ii) Two Million (2,000,000) shares designated preferred stock, $.01 par value per share (the “Preferred Stock”).

(b) The Preferred Stock may be issued in any number of series by the Board of Directors of the Corporation (the “Board”) pursuant to this ARTICLE FOURTH and ARTICLE SIXTH.

FIFTH: COMMON STOCK

Section 1. Common Stock; Identical Rights. Except as expressly provided otherwise in this ARTICLE FIFTH or as required by law, all shares of Common Stock shall be identical and shall entitle the holders thereof to the same rights and privileges.

Section 2. Ranking. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by such rights of the holders of any series of Preferred Stock as may be designated by the Board upon any issuance of any series of Preferred Stock.

Section 3. Dividends. Subject to applicable law and any preferential or other rights of the holders of any outstanding shares of Preferred Stock, the Board at any time and from time to time may declare and pay dividends on the outstanding shares of Class A Common Stock and Class B-1 Common Stock, on a pari passu basis, out of funds legally available for the payment of dividends. When, as and if such dividends are declared by the Corporation’s Board , whether payable in cash, property, or securities of the Corporation, the holders of Class A Common Stock and Class B-1 Common Stock shall be entitled to share equally therein, on a pari passu basis, in accordance with the number of shares of Class A Common Stock and Class B-1 Common Stock held by each such holder. Dividends shall not be declared or paid on the Class B Common Stock.

Section 4. Liquidation Rights. Upon any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation, after payment to all creditors of the Corporation of the full amounts to which they shall be entitled and subject to any preferential or other rights of the holders of any outstanding shares of Preferred Stock, the holders of Class A Common Stock and Class B-1 Common Stock shall be entitled to share equally therein, on a pari passu basis, in accordance with the number of shares of Class A Common Stock and Class B-1 Common Stock held by each such holder, in all remaining assets of the Corporation available for distribution among the stockholders of the Corporation, whether such assets are capital, surplus or earnings. The holders of shares of Class B Common Stock, as such, shall not be entitled to receive any assets of the Corporation in the event of any liquidation, dissolution or winding-up of the affairs of the Corporation.

For the purposes of this Section 4, neither the consolidation or merger of the Corporation with or into any other corporation or corporations, nor the sale, lease, exchange or transfer by the Corporation of all or any part of its assets, nor the reduction of the capital stock of the Corporation, shall be deemed to be a voluntary or involuntary liquidation, dissolution, or winding-up of the Corporation.

Section 5. Voting.

a)	Class A Common Stock and Class B Common Stock. Each holder of Class A Common Stock and Class B Common Stock shall be entitled to one vote for each share of Class A Common Stock or Class B Common Stock held of record by such holder. Except as required by law or as otherwise expressly provided for in this Restated Certificate of Incorporation, the holders of Class A Common Stock and Class B Common Stock shall vote together as a single class on all matters upon which such holders are entitled to vote.

b)	Class B-1 Common Stock. Except as required by law or as otherwise expressly provided for in ARTICLE SEVENTH, Section 1, shares of Class B-1 Common Stock shall have no voting rights and no holder thereof shall be entitled to vote on any matter.

Section 6. Restrictions on Transfer and Issuances.

a)	No shares of Class B Common Stock may be issued except to a holder of Common Units or its Affiliates (other than the Corporation or any subsidiary of the Corporation that is a holder of Common Units), such that after such issuance of Class B Common Stock such holder (together with its Affiliates) holds an identical number of Common Units and shares of Class B Common Stock unless otherwise provided in the LLC Agreement (as defined below).

b)	No shares of Class B Common Stock may be transferred by the holder thereof except (i) for no consideration to the Corporation, upon which transfer of such shares shall, to the full extent permitted by law, automatically be retired or (ii) in accordance with the terms of the Stockholders Agreement (as defined herein) and the Third Amended and Restated Limited Liability Company Agreement of Amneal Pharmaceuticals LLC, dated as of [●], as the same may be further amended and/or restated from time to time (the “LLC Agreement”), copies of which will be provided to any stockholder of the Corporation upon written request therefor. Any stock certificates representing shares of Class B Common Stock shall include a legend referencing the transfer restrictions set forth herein. As used in this Restated Certificate of Incorporation, “Common Units” has the meaning assigned to such term in the LLC Agreement.

Section 7. Conversion of Class B-1 Common Stock.

a)	Voluntary Conversion. Subject to ARTICLE FIFTH, Section 7(g), each share of Class B-1 Common Stock may be automatically converted into one share of Class A Common Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) if the holder of such share of Class B-1 Common Stock approves or consents to such conversion.

b)	Mandatory Conversion by the Corporation. Following the earlier to occur of (i) the first anniversary of the effective date of this Restated Certificate of Incorporation and (ii) such time as TPG Improv Holdings, L.P., a Delaware limited partnership (“TPG”), or any of its Affiliates elects a Class B-1 Director or otherwise designates a director to serve on the Board, the Corporation shall have the right, upon notice to the holder thereof, to automatically convert all shares of Class B-1 Common Stock into an equal number of shares of Class A Common Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like).

c)	Mandatory Conversion upon Transfer. If, at any time on or after the effective date of this Restated Certificate of Incorporation, any share of Class B-1 Common Stock shall not be owned, beneficially or of record, by TPG or any of its Affiliates or Amneal or any of its Affiliates, such share of Class B-1 Common Stock shall be automatically converted into one share of Class A Common Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like).

d)	Mechanics of Conversion. Upon any conversion of shares of Class B-1 Common Stock into shares of Class A Common Stock pursuant to this Restated Certificate of Incorporation, the holder shall surrender any certificate or certificates representing the shares of Class B-1 Common Stock being converted, duly endorsed, at the office of the Corporation or of any transfer agent for such stock, and shall give written notice to the Corporation at its principal corporate office stating the name or names in which the certificate or certificates representing the shares of Class A Common Stock issued upon conversion of such holder’s shares of Class B-1 Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder, or to the nominee or nominees of such holder, a certificate or certificates representing the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately upon the occurrence of any event described in ARTICLE FIFTH, Sections 7(a), 7(b) and 7(c), and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date.

e)

Reservation of Shares upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, the number of shares of Class A Common Stock as shall from time to time be sufficient to effect a conversion of all outstanding shares of Class B-1 Common Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like). The Corporation covenants that all shares of Class A Common Stock issued upon any such conversion will, upon issuance, be validly issued, fully paid and non-assessable.

f)	Status of Converted Stock. In the event any shares of Class B-1 Common Stock shall be converted into shares of Class A Common Stock pursuant to this ARTICLE FIFTH, Section 7, the shares of Class B-1 Common Stock so converted shall be retired and shall not be reissued by the Corporation.

g)	Maximum Percentage for Voluntary Conversion. The Corporation shall not effect a voluntary conversion of a holder’s shares of Class B-1 Common Stock into shares of Class A Common Stock pursuant to ARTICLE FIFTH, Section 7(a), and such holder shall not have the right to voluntarily convert their shares of Class B-1 Common Stock into shares of Class A Common Stock pursuant to such section, to the extent that after giving effect to such conversion, such person (together with such person’s Affiliates), would beneficially own in excess of 9.9% of the shares of Class A Common Stock outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the aggregate number of shares of Class A Common Stock beneficially owned by such person and its Affiliates shall include the number of shares of Class A Common Stock issuable upon conversion of the Class B-1 Common Stock with respect to which the determination of such sentence is being made, but shall exclude shares of Class A Common Stock that would be issuable upon (x) exercise of the remaining, unconverted shares of Class B-1 Common Stock beneficially owned by such person and its Affiliates and (y) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation beneficially owned by such person and its Affiliates (including, without limitation, any convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this ARTICLE FIFTH, Section 6(g), beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

SIXTH: ADDITIONAL SERIES OF PREFERRED STOCK

Section 1. Designation of Additional Series of Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more series. The Board is hereby expressly authorized, by resolution or resolutions thereof, to provide for, designate and issue, out of the 2,000,000 authorized but undesignated and unissued shares of Preferred Stock, one or more series of Preferred Stock, subject to the terms and conditions set forth herein. Before any shares of any such series are issued, the Board shall fix, and hereby is expressly empowered to fix, by resolution or resolutions and by filing a certificate of designation pursuant to the DGCL with the Secretary of State of the State of Delaware setting forth such resolution or resolutions, the designations and the powers, preferences, privileges and rights and qualifications, limitation and restrictions of such series, including but not limited to, the following:

a)	the designation of such series, the number of shares to constitute such series and the stated value thereof, if any, if different from the par value thereof;

b)	whether the shares of such series shall have voting rights or powers, in addition to any voting rights required by law, and, if so, the terms of such voting rights or powers, which may be full or limited;

c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of stock or any other class or any other series of this class;

d)	whether the shares of such series shall be subject to redemption by the Corporation and, if so, the times, prices and other conditions of such redemption;

e)	the amount or amounts payable upon shares of such series upon, and the rights of the holders of such series in, the voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Corporation;

f)	whether the shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

g)	whether the shares of such series shall be convertible into, or exchangeable for, shares of capital stock of any other class or any other series of this class or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and condition or exchange;

h)	the limitations and restrictions, if any, to be effective while any shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Corporation of, the Common Stock or shares of capital stock of any other class or any other series of this class;

i)	the conditions or restrictions, if any, to be effective while any shares of such series are outstanding upon the creation of indebtedness of the Corporation upon the issue of any additional stock, including additional shares of such series or of any other series of this class or of any other class; and

j)	any other powers, designations, preferences and relative, participating, optional or other special rights, and any qualifications, limitations or restrictions thereof.

The powers, designations, preferences and relative, participating, optional or other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

The Board is hereby expressly authorized from time to time to increase (but not above the total number of authorized shares of Preferred Stock) or decrease (but not below the number of shares thereof then outstanding) the number of shares of capital stock of any series of Preferred Stock designated as any one or more Series of Preferred Stock pursuant to this ARTICLE SIXTH.

Notwithstanding the foregoing, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate of Incorporation (including any Certificate of Designations relating to any series of Preferred Stock) or pursuant to the DGCL.

SEVENTH: ELECTION OF DIRECTORS

Section 1. Class B-1 Director. Until the earlier of (i) such time as TPG, together with its Affiliates, beneficially owns (as interpreted under Rule 13d-3 of the Exchange Act) less than 4% of the outstanding shares of Common Stock or (ii) such time as no shares of Class B-1 Common Stock remain outstanding, the holders of Class B-1 Common Stock, acting as a separate class, shall be entitled to vote (or provide written consent) to elect one director to the Board (such director and any successor thereof elected or appointed by the holders of

Class B-1 Common Stock, the “Class B-1 Director”); provided, that such Class B-1 Director must meet the general qualifications of a member of the Board and be approved by the Nominating Committee of the Board. Thereafter, subject to the final sentence of this ARTICLE SEVENTH, Section 1, the holders of Class B-1 Common Stock, acting as a separate class, shall be entitled to remove or replace the Class B-1 Director provided, that any successor Class B-1 Director must meet the general qualifications of a member of the Board as determined by the Nominating Committee of the Board. Notwithstanding the foregoing, if for any period greater than 20 consecutive days TPG, together with its Affiliates, beneficially owns less than 4% of the outstanding shares of Common Stock, (A) TPG shall promptly cause the then-serving Class B-1 Director, if any, to offer his or her resignation to the Corporation and (B) all rights of the holders of Class B-1 Common Stock under this ARTICLE SEVENTH, Section 1 shall expire.

Section 2. Other Directors. Subject to (a) the rights of the holders of Class B-1 Common Stock to elect, remove or replace the Class B-1 Director and (b) any rights of holders of any series of Preferred Stock to elect directors pursuant to this Restated Certificate of Incorporation or any Certificate of Designations, the holders of Class A Common Stock and Class B Common Stock, voting together as a single class, shall be entitled to vote to elect, remove or replace all other directors to the Board.

Section 3. Written Ballots. The election of directors need not be by written ballot unless the Bylaws so provide.

EIGHTH: AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on stockholders, directors and officers are subject to this reserved power. Subject to applicable law and to the Stockholders Agreement, and subject to the rights of the holders of any series of Preferred Stock, the affirmative vote of the holders of a majority of the voting power of the issued and outstanding shares of capital stock of the Corporation entitled to vote thereon shall be required to amend, alter, change or repeal any provision of this Restated Certificate of Incorporation, or to adopt any new provision of this Restated Certificate of Incorporation.

NINTH: AMENDMENT OF BYLAWS

Subject to the Stockholders Agreement, the Board is authorized and empowered from time to time in its discretion to make, alter, amend or repeal the Bylaws of the Corporation by the affirmative vote of not less than a majority of the Board, except as such power may be restricted or limited by the DGCL.

TENTH: FORUM

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have jurisdiction, the Superior Court of the State of Delaware, or, if such other court does not have jurisdiction, the United States District Court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, this Restated Certificate of Incorporation (as may be amended, altered, changed or repealed) or the Bylaws or (d) any action asserting a claim governed by the internal affairs doctrine. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this ARTICLE TENTH.

ELEVENTH: CORPORATE OPPORTUNITIES

Section 1. General. In recognition and anticipation (a) that the Corporation will not be a wholly owned subsidiary of Amneal and that Amneal will be a significant stockholder of the Corporation, (b) that directors, officers and/or employees of Amneal may serve as directors and/or officers of the Corporation, (c) that, subject to any contractual arrangements that may otherwise from time to time be agreed to between Amneal and the Corporation (including the Stockholders Agreement), Amneal engages or may engage in the same, similar or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, (d) that Amneal may have an interest in the same areas of corporate opportunity as the Corporation and Affiliated Companies thereof, and (e) that, as a consequence of the foregoing, it is in the best interests of the Corporation that the respective rights and duties of the Corporation and of Amneal, and the duties of any directors and/or officers of the Corporation who are also directors, officers and/or employees of Amneal, be determined and delineated in respect of any transactions between, or opportunities that may be suitable for both, the Corporation and Affiliated Companies thereof, on the one hand, and Amneal, on the other hand. The sections of this ARTICLE ELEVENTH shall to the fullest extent permitted by law regulate and define the conduct of certain of the business and affairs of the Corporation in relation to Amneal and the conduct of certain affairs of the Corporation as they may involve Amneal and its directors, officers and/or employees, and the power, rights, duties and liabilities of the Corporation and its officers, directors and stockholders in connection therewith. To the fullest extent permitted by law, any person purchasing or otherwise acquiring or holding any shares of capital stock of the Corporation, or any interest therein, shall be deemed to have notice of and to have consented to the provisions of this ARTICLE ELEVENTH.

Section 2. Certain Agreements and Transactions Permitted. The Corporation has entered into the Stockholders Agreement with Amneal, and, subject to the Stockholders Agreement, may from time to time enter into and perform, and cause or permit any Affiliated Company of the Corporation to enter into and perform, one or more agreements (or modifications or supplements to pre-existing agreements) with Amneal pursuant to which the Corporation or an Affiliated Company thereof, on the one hand, and Amneal, on the other hand, agree to engage in transactions of any kind or nature with each other and/or agree to compete, or to refrain from competing or to limit or restrict their competition, with each other, including to allocate and to cause their respective directors, officers and/or employees (including any who are directors, officers and/or employees of both) to allocate opportunities between or to refer opportunities to each other.

Section 3. Corporate Opportunities. Except as otherwise agreed in writing between the Corporation and Amneal, including in the Stockholders Agreement, Amneal shall to the fullest extent permitted by law have no duty to refrain from (a) engaging in the same or similar activities or lines of business as the Corporation or (b) doing business with any client, customer or vendor of the Corporation. Except as otherwise agreed in writing between the Corporation and Amneal, the Corporation to the fullest extent permitted by law renounces any interest or expectancy of the Corporation or any of its Affiliated Companies in, or in being offered an opportunity to participate in, any corporate opportunity presented to Amneal or any Dual Role Person pursuant to Section 122(17) of the DGCL and waives any claim that such business opportunity constituted a corporate opportunity that should have been presented to the Corporation or any Affiliated Company thereof, if, in the case of a corporate opportunity presented to Amneal, Amneal acts in a manner consistent with the following policy: if Amneal is presented with or acquires knowledge of a corporate opportunity, such corporate opportunity shall belong to Amneal unless such opportunity was expressly offered to Amneal in its capacity as a stockholder of the Corporation. In the case of any corporate opportunity in which the Corporation has renounced its interest and expectancy in the previous sentence, Amneal shall to the fullest extent permitted by law not be liable to the Corporation by reason of the fact that Amneal acquires or seeks such corporate opportunity for itself, directs such corporate opportunity to another person, or otherwise does not communicate information regarding such corporate opportunity to the Corporation.

Section 4. Dual Role Persons. To the fullest extent permitted by law, no Dual Role Person who is presented with or acquires knowledge of a corporate opportunity in any capacity (i) shall have any duty to communicate or offer to the Corporation or any of its Affiliated Companies any corporate opportunity, (ii) shall be prohibited from communicating or offering any corporate opportunity to Amneal or any other person or participating in such corporate opportunity and (iii) to the fullest extent permitted by law, shall have any liability to the Corporation or its stockholders for breach of any fiduciary duty as a stockholder, director or officer of the Corporation, as the case may be, related to such corporate opportunity.

Section 5. Certain Definitions. For purposes of this ARTICLE ELEVENTH, (a) “Affiliated Company” in respect of the Corporation shall mean any entity controlled by the Corporation, (b) “corporate opportunities” shall include, but not be limited to, business opportunities that the Corporation is financially able to undertake, which are, from their nature, in the line of the Corporation’s business, are of practical advantage to it and are opportunities in which the Corporation, but for Section 3 of this ARTICLE ELEVENTH would have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of Amneal or its directors, officers and/or employees will be brought into conflict with that of the Corporation, (c) “Amneal” shall mean Amneal Holdings LLC and its Affiliates (other than the Corporation and any entity that is controlled by the Corporation), and (d) “Dual Role Person” shall mean any individual who is a director, officer or employee of the Corporation and is also a director, officer or employee of Amneal.

TWELFTH: STOCKHOLDERS AGREEMENT

For so long as that certain Stockholders Agreement, dated as of October 17, 2017, by and among the Corporation and each of the Amneal Group Members (as defined therein), as amended from time to time, a copy of which will be provided to any stockholder of the Corporation upon written request therefor (the “Stockholders Agreement”), is in effect, the provisions of the Stockholders Agreement shall be incorporated by reference into the relevant provisions hereof, and such provisions shall be interpreted and applied in a manner consistent with the terms of the Stockholders Agreement.

THIRTEENTH: INDEMNIFICATION, ADVANCEMENT OF EXPENSES AND EXCULPATION

Section 1. Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person; provided, however, that the Corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by applicable law, (ii) the proceeding was authorized by the Board, (iii) such indemnification is provided by the Corporation, in its sole discretion, or (iv) such indemnification is required to be made under Section 3 of this ARTICLE THIRTEENTH, pursuant to the powers vested in the Corporation under the DGCL or any other applicable law.

Section 2. Advancement of Expenses.

a)

The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in defending any such proceeding, provided, however, that if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter, an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 2 of this ARTICLE THIRTEENTH or otherwise.

b)	Notwithstanding the foregoing, unless otherwise determined pursuant to Section 2 of this ARTICLE THIRTEENTH, no advance shall be made by the Corporation to an executive officer of the Corporation (except by reason of the fact that such executive officer is or was a director of the Corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

Section 3. Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this ARTICLE THIRTEENTH shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the director or officer. Any right to indemnification or advances granted by this ARTICLE THIRTEENTH to a director or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within sixty (60) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the Corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the Corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the Corporation) for advances, the Corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the Corporation (including the Board, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the Corporation (including the Board, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, under this ARTICLE THIRTEENTH or otherwise shall be on the Corporation.

Section 4. Good Faith.

a)	For purposes of any determination under this ARTICLE THIRTEENTH, a director or executive officer shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, to have had no reasonable cause to believe that his conduct was unlawful, if his action is based on information, opinions, reports and statements, including financial statements and other financial data, in each case prepared or presented by:

i.	one or more officers or employees of the Corporation whom the director or executive officer believed to be reliable and competent in the matters presented;

ii.	counsel, independent accountants or other persons as to matters which the director or executive officer believed to be within such person’s professional competence; and

iii.	with respect to a Director, a committee of the Board upon which such director does not serve, as to matters within such Committee’s designated authority, which committee the director believes to merit confidence; so long as, in each case, the director or executive officer acts without knowledge that would cause such reliance to be unwarranted.

b)	The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal proceeding, that he had reasonable cause to believe that his conduct was unlawful.

c)	The provisions of this ARTICLE THIRTEENTH shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth by the DGCL.

Section 5. Non-Exclusivity of Rights. The rights conferred on any person by this ARTICLE THIRTEENTH shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Restated Certificate of Incorporation, the Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL, or by any other applicable law.

Section 6. Other Indemnification. The Corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit enterprise.

Section 7. Insurance. The Board may authorize the Corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, member, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this ARTICLE THIRTEENTH or of the DGCL; and the Corporation may create a trust fund, grant a security interest and/or use other means (including, without limitation, letters of credit, surety bonds and/or other similar arrangements) to the full extent authorized or permitted by the DGCL and other applicable law to ensure the payment of such amounts as may become necessary to effect the indemnification as provided in this ARTICLE THIRTEENTH or elsewhere.

Section 8. Definitions. For the purposes of this ARTICLE THIRTEENTH, the following definition shall apply:

a)	The term “Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, member, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this ARTICLE THIRTEENTH with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued;

b)	The term “other enterprises” shall include employee benefit plans;

c)	The term “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan;

d)	References to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and

e)	A person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this ARTICLE THIRTEENTH.

Section 9. Liability of Directors. No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that this, limitation of liability shall not eliminate or limit the liabilities of the directors for any breach of the director’s duty of loyalty to the Corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Section 174 of the DGCL, or for any transaction from which the director derived an improper personal benefit; provided, further, that this limitation of liability shall not eliminate or limit the liability of a director for any act or omission occurring prior to the filing of this Restated Certificate of Incorporation.

Section 10. Survival of Rights. The rights conferred on any person by this ARTICLE THIRTEENTH shall continue as to a person who has ceased to be a director, officer, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 11. Savings Clause. If this ARTICLE THIRTEENTH or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this ARTICLE THIRTEENTH that shall not have been invalidated, or by any other applicable law. If this ARTICLE THIRTEENTH shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the Corporation shall indemnify each director and officer to the full extent under any other applicable law.

Section 12. Amendment or Repeal. Any repeal or modification of the provisions of this ARTICLE THIRTEENTH shall only be prospective and shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

FOURTEENTH: CERTAIN DEFINITIONS

Section 1. Except as otherwise provided in this Restated Certificate of Incorporation, the following definitions shall apply to the following terms as used in this Restated Certificate of Incorporation:

a)	“Affiliate” shall mean (1) in respect of Amneal, any Person that, directly or indirectly, is controlled by Amneal, controls Amneal or is under common control with Amneal and shall include any principal, member, director, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that, directly or indirectly, is controlled by the Corporation); (2) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation and (3) in respect of TPG, any Person that, directly or indirectly, is controlled by TPG or by any Person that controls TPG.

b)	“Amneal” shall mean Amneal Holdings LLC.

c)	“Person” shall mean an individual, a firm, a corporation, a partnership, a limited liability company, an association, a joint venture, a joint stock company, a trust, an unincorporated organization or similar company, or any other entity.

IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of Incorporation to be executed by its undersigned officer this [    ] day of [            ], 20[    ].

ATLAS HOLDINGS, INC.

By:
[ ] [ ]

ANNEX E

Exhibit B to the Business

Combination Agreement

FORM OF BYLAWS

OF

AMNEAL PHARMACEUTICALS, INC.

(a Delaware corporation)

ARTICLE I

OFFICES

SECTION 1. OFFICES. Amneal Pharmaceuticals, Inc. (the “Corporation”) shall maintain its registered office in the State of Delaware at 251 Little Falls Drive, Wilmington, Delaware, County of New Castle, 19808, and its resident agent at such address is the Corporation Service Company. The Corporation may also have and maintain offices in such other places within or outside of the State of Delaware or elsewhere as the Board of Directors of the Corporation (the “Board”) may, from time to time, determine or as the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

SECTION 2. ANNUAL MEETINGS. Annual meetings of stockholders for the election of directors and for such other business as may properly come before such meeting in accordance with all applicable requirements of these Bylaws and the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”), shall be held at such place, either within or without the State of Delaware, and at such time and date as shall from time to time be determined by the Board. Any previously scheduled annual meeting of the stockholders may be postponed by action of the Board taken prior to the time previously scheduled for such annual meeting of stockholders. The Board may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the DGCL.

SECTION 3. SPECIAL MEETINGS. Special meetings of stockholders, unless otherwise prescribed by the DGCL or the Restated Certificate of Incorporation of the Corporation (as amended from time to time, the “Certificate”), may be called by a Co-Chairman of the Board, the Chief Executive Officer or by resolution adopted by a majority of the total number of authorized directors (whether or not there exists any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption). Only such business as is specified in the Corporation’s notice of any such special meeting of stockholders shall come before, and be conducted at, such meeting. A special meeting shall be held at such place, on such date and at such time as shall be fixed by the Board. Any previously scheduled special meeting of the stockholders may be postponed by action of the Board taken prior to the time previously scheduled for such special meeting of stockholders.

SECTION 4. NOTICE OF MEETINGS. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall, unless otherwise provided by law, the Certificate or these Bylaws, be given not less than ten (10) days nor more than sixty (60) days before the date of any such meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour and, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. Such notice may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

SECTION 5. QUORUM. At all meetings of stockholders, except where otherwise provided by statute, by the Certificate, or by these Bylaws, the presence, in person, by remote communication, if applicable, or represented by proxy duly authorized, of the holders of a majority of the issued and outstanding shares of stock entitled to vote thereat shall constitute a quorum for the transaction of business. Where a separate vote by a class, classes or series is required, except where otherwise provided by statute, the Certificate or these Bylaws, a majority in voting power of the outstanding shares of such class, classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION 6. VOTING. Unless otherwise provided in the Certificate, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. The Board, in its discretion, or the chairperson of the meeting of stockholders, in his or her discretion, may require that any votes cast at a meeting of stockholders shall be cast by written ballot. In all matters other than the election of directors, the affirmative vote of the majority in voting power of shares of stock present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders unless a different or minimum vote is required by the Certificate, these Bylaws or the rules and regulations of any stock exchange applicable to the Corporation or its securities, in which case such different or minimum vote shall be the applicable vote on the matter. Each director shall be elected by the affirmative vote of the majority of the votes cast with respect to such director’s election (meaning the number of shares voted “for” a nominee must exceed the number of shares voted “against” such nominee) at any meeting for the election of directors at which a quorum is present; provided that each director shall be elected by a plurality of the votes cast (instead of by votes cast for or against a nominee) at any meeting at which a quorum in present for which the Board determines that the number of nominees exceeds the number of directors to be elected at such election and such determination has not been rescinded by the Board on or prior to the tenth day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders (a “Contested Election”). In an election other than a Contested Election, stockholders will be given the choice to cast votes “for” or “against” the election of directors or to “abstain” from such vote (with abstentions and broker non-votes not counted as a vote cast “for” or “against” the election of such candidate), and stockholders shall not have the ability to cast any other vote with respect to such election of directors. In a Contested Election, stockholders will be given the choice to cast “for” or “withhold” votes for the election of directors (with abstentions and broker non-votes not counted as a vote cast) and shall not have the ability to cast any other vote with respect to such election of directors.

SECTION 7. INSPECTORS. The Board may, in advance of any meeting of stockholders, appoint one or more inspectors to act at such meeting or any adjournment thereof. If any of the inspectors so appointed shall fail to appear or act, the chairman of the meeting may, or if inspectors shall not have been appointed, the chairman of the meeting shall, appoint one or more inspectors. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors shall (a) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each, (b) ascertain the number of shares represented at the meeting, (c) ascertain the existence of a quorum, (d) ascertain the validity and effect of proxies, (e) count and tabulate all votes, ballots or consents, (f) determine and retain for a reasonable period a record of the disposition of all challenges made to any determination made by the inspectors, (g) certify the determination of the number of shares represented at the meeting and their count of all votes and ballots, and (h) do such other acts as are proper to conduct the election or vote in accordance with applicable law. On request of the chairman of the meeting, the inspectors shall make a report in writing of any challenge, request or matter determined by them and shall execute a certificate of any fact found by them. No director or candidate for the office of director shall act as an inspector of an election of directors. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors. In determining the validity and counting of all proxies and ballots, the inspectors shall act in accordance with applicable law.

SECTION 8. CONDUCT OF MEETINGS. A Co-Chairman of the Board shall preside at all stockholders’ meetings. In the absence of a Co-Chairman of the Board, the Chief Executive Officer shall preside or, in his or her absence, any officer designated by the Board shall preside. The Secretary, or, in the Secretary’s absence, an Assistant Secretary, or in the absence of both the Secretary and Assistant Secretaries, a person appointed by the chairman of the meeting shall serve as secretary of the meeting. In the event that the Secretary presides at a meeting of the stockholders, an Assistant Secretary shall record the minutes of the meeting. To the maximum extent permitted by law, the Board shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board, if any, the chairman of the meeting shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting and to prescribe such rules, regulations and procedures and take such action as, in the discretion of such chairman, are deemed necessary, appropriate or convenient for the proper conduct of the meeting. Such rules, regulations and procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) establishing an agenda for the meeting and the order for the consideration of the items of business on such agenda; (b) restricting admission to the time set for the commencement of the meeting; (c) limiting attendance at the meeting to stockholders of record of the Corporation entitled to vote at the meeting, their duly authorized proxies or other such persons as the chairman of the meeting may determine; (d) limiting participation at the meeting on any matter to stockholders of record of the Corporation entitled to vote on such matter, their duly authorized proxies or other such persons as the chairman of the meeting may determine to recognize and, as a condition to recognizing any such participant, requiring such participant to provide the chairman of the meeting with evidence of his or her name and affiliation, whether he or she is a stockholder or a proxy for a stockholder, and the class and series and number of shares of each class and series of capital stock of the Corporation which are owned beneficially and/or of record by such stockholder; (e) limiting the time allotted to questions or comments by participants; (f) determining when the polls should be opened and closed for voting; (g) taking such actions as are necessary or appropriate to maintain order, decorum, safety and security at the meeting; (h) removing any stockholder who refuses to comply with meeting procedures, rules or guidelines as established by the chairman of the meeting; and (i) complying with any state and local laws and regulations concerning safety and security. Unless otherwise determined by the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

SECTION 9. LISTS OF STOCKHOLDERS. The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, showing the address of each stockholder and the number and class of shares registered in the name of each stockholder. Nothing contained in this Section 9 shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a physical location, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communications, then the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this Section 9 or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

SECTION 10. ACTION WITHOUT A MEETING. Unless otherwise provided by the Certificate, any action required by applicable law to be taken at any annual or special meeting of stockholders, or any action which may be taken at such meetings, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

SECTION 11. ADJOURNMENT. At any meeting of the stockholders of the Corporation, whether annual or special, the chairman of the meeting or the holders of a majority of the votes entitled to be cast by the stockholders who are present in person, by remote communication, if applicable, or represented by proxy may adjourn the meeting from time to time, without notice other than announcement at the meeting of the date, time and place of the adjourned meeting, whether or not a quorum is present. At any such adjourned meeting at which a quorum may be present, any business may be transacted which might have been transacted at the meeting as originally called. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

SECTION 12. NOTICE OF STOCKHOLDER PROPOSALS.

(a) At any annual meeting of the stockholders, only such business (other than nominations of persons for election to the Board which shall be made in accordance with the procedures set forth in Section 17 of these Bylaws) shall be conducted as shall have been properly brought before such meeting. To be properly brought before an annual meeting, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the meeting by or at the direction of the Board, or (iii) otherwise properly and timely brought before the meeting by any stockholder of the Corporation in compliance with the notice procedures and other provisions of this Section 12.

(b) For business to be properly brought before an annual meeting by a stockholder, such business must be a proper subject for stockholder action under the DGCL and other applicable law, as determined by a Co-Chairman of the Board or such other person as is presiding over the meeting, and such stockholder (i) must be a stockholder of record on the date of the giving of the notice provided for in this Section 12 and on the record date for the determination of stockholders entitled to vote at such annual meeting, (ii) must be entitled to vote at such annual meeting, and (iii) must comply with the notice procedures set forth in this Section 12. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary.

(c) To be timely, a stockholder’s notice must be delivered to, or mailed and received by, the Secretary of the Corporation (the “Secretary”) at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) calendar day, and not later than the close of business on the ninetieth (90th) calendar day, prior to the first anniversary of the immediately preceding year’s annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is more than thirty (30) calendar days earlier or more than sixty (60) calendar days later than such anniversary date, notice by the stockholder in order to be timely must be so delivered or received not earlier than the close of business on the one hundred twentieth (120th) calendar day prior to the date of such annual meeting and not later than the close of business on the later of the ninetieth (90th) calendar day prior to the date of such annual meeting or, if the first public disclosure of the date of such annual meeting is less than one hundred (100) calendar days prior to the date of such annual meeting, the tenth (10th) calendar day following the day on which public disclosure of the date of such annual meeting is first made by the Corporation. In no event shall any adjournment or postponement of an annual meeting or the public disclosure thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(d) To be in proper written form, a stockholder’s notice to the Secretary shall set forth in writing, as to each matter the stockholder proposes to bring before the meeting, the following: (i) a description of the business desired to be brought before the meeting, including the text of the proposal or business and the text of any resolutions proposed for consideration; (ii) the name and record address, as they appear on the Corporation’s stock ledger, of such stockholder and the name and address of any Stockholder Associated Person; (iii) (A) the class and series and number of shares of each class and series of capital stock of the Corporation which are, directly or indirectly, owned beneficially and/or of record by such stockholder or any Stockholder Associated Person, documentary evidence of such record or beneficial ownership, and the date or dates such shares were acquired and the investment intent at the time such shares were acquired, (B) any Derivative Instrument directly or indirectly owned beneficially by such stockholder or any Stockholder Associated Person and any other direct or indirect right held by such stockholder or any Stockholder Associated Person to profit from, or share in any profit derived from, any increase or decrease in the value of shares of the Corporation, (C) any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder or any Stockholder Associated Person has a right to vote any securities of the Corporation, (D) any Short Interest indirectly or directly held by such stockholder or any Stockholder Associated Person in any security issued by the Corporation, (E) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder or any Stockholder Associated Person that are separated or separable from the underlying securities of the Corporation, (F) any proportionate interest in securities of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder or any Stockholder Associated Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, and (G) any performance-related fees (other than an asset-based fee) that such stockholder or any Stockholder Associated Person is entitled to based on any increase or decrease in the value of securities of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder’s or any Stockholder Associated Person’s immediate family sharing the same household (which information, in each case, shall be supplemented by such stockholder and any Stockholder Associated Person not later than ten (10) calendar days after the record date for the meeting to disclose such ownership as of the record date); (iv) a description of all arrangements or understandings between such stockholder and/or any Stockholder Associated Person and any other person or persons (naming such person or persons) in connection with the proposal of such business by such stockholder; (v) any material interest of such stockholder or any Stockholder Associated Person in such business, individually or in the aggregate, including any anticipated benefit to such stockholder or any Stockholder Associated Person therefrom; (vi) a representation from such stockholder as to whether the stockholder or any Stockholder Associated Person intends or is part of a group which intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal and/or (2) otherwise to solicit proxies from stockholders in support of such proposal; (vii) a representation that such stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting, that such stockholder intends to vote such stock at such meeting, and that such stockholder intends to appear at the meeting in person or by proxy to bring such business before such meeting; (viii) whether and the extent to which any agreement, arrangement or understanding has been made, the effect or intent of which is to increase or decrease the voting power of such stockholder or any Stockholder Associated Person with respect to any securities of the Corporation, without regard to whether such transaction is required to be reported on a Schedule 13D or other form in accordance with Section 13(d) of the Exchange Act or any successor provisions thereto and the rules and regulations promulgated thereunder; (ix) in the event that such business includes a proposal to amend these Bylaws, the complete text of the proposed amendment; and (x) such other information regarding each matter of business to be proposed by such stockholder, regarding the stockholder in his or her capacity as a proponent of a stockholder proposal, or regarding any Stockholder Associated Person, that would be required to be disclosed in a proxy statement or other filings required to be made with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the solicitations of proxies for such business pursuant to Section 14 of the Exchange Act (or pursuant to any law or statute replacing such section) and the rules and regulations promulgated thereunder. “Stockholder Associated Person” of a stockholder shall include (x) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (y) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder and (z) any person directly or indirectly controlling, controlled by or under common control with such Stockholder Associated Person.

(e) If the information submitted pursuant to this Section 12 by any stockholder proposing business for consideration at an annual meeting shall be inaccurate to any material extent, such information may be deemed not to have been provided in accordance with this Section 12. Upon written request by the Secretary, the Board or any committee thereof, any stockholder proposing business for consideration at an annual meeting shall provide, within seven (7) business days of delivery of such request (or such longer period as may be specified in such request), written verification, satisfactory in the discretion of the Board, any committee thereof or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 12. If a stockholder fails to provide such written verification within such period, the information as to which written verification was requested may be deemed not to have been provided in accordance with this Section 12.

(f) For purposes of these Bylaws, “public disclosure” shall be deemed to include a disclosure made in a (i) press release reported by the Dow Jones News Service, Reuters Information Service, Associated Press or any comparable or successor national news wire service, or (ii) in a document filed by the Corporation with the SEC pursuant to Section 13, 14 or 15(d) of the Exchange Act or any successor provisions thereto.

(g) No business (other than nominations of persons for election to the Board which shall be made in accordance with the procedures set forth in Section 17 of these Bylaws) shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 12.

(h) Except as otherwise required by the DGCL and other applicable law, the Certificate or these Bylaws, a Co-Chairman of the Board or other person presiding at an annual meeting shall have the power and duty (i) to determine whether any business proposed to be brought before the annual meeting was properly brought before the meeting in accordance with the procedures set forth in this Section 12, including whether the stockholder or any Stockholder Associated Person on whose behalf the proposal is made, solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder’s proposal in compliance with such stockholder’s representation as required by this Section 12, and (ii) if any proposed business was not brought in compliance with this Section 12, to declare that such proposal is defective and shall be disregarded.

(i) In addition to the provisions of this Section 12, a stockholder shall also comply with all applicable requirements of the DGCL, other applicable law and the Exchange Act, and the rules and regulations thereunder, with respect to the matters set forth herein, provided, however, that any references in these Bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to stockholder proposals to be considered pursuant to Section 12(a)(iii) of these Bylaws.

(j) Nothing in this Section 12 shall be deemed to affect any rights (i) of stockholders to request the inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act, or (ii) of the holders of any series of preferred stock to elect directors pursuant to any applicable provision of the Certificate.

(k) Notwithstanding anything in this Section 12 to the contrary, a stockholder intending to nominate one or more persons for election as a director at any meeting of stockholders must comply with Section 17 of these Bylaws for any such nomination to be properly brought before such meeting.

(l) Notwithstanding anything in this Section 12 to the contrary, the requirements of this Section 12 shall not apply to the exercise by Amneal of its rights to designate persons for nomination for election to the Board pursuant to the Stockholders Agreement, dated as of October 17, 2017 (as amended from time to time, the “Stockholders Agreement”), among the Corporation and each of the Amneal Group Members (as defined therein). For purposes of these Bylaws, the term “Amneal” is used as defined in Article Fourteenth of the Certificate.

(m) Notwithstanding anything in this Section 12 to the contrary, the requirements of this Section 12 shall not apply to the exercise by the holders of Class B-1 Common Stock of the Corporation of their rights to designate a person for nomination for election to the Board pursuant to the Certificate.

(n) Notwithstanding anything in these Bylaws to the contrary, if a stockholder who has submitted a written notice of intention to propose business at a meeting of stockholders (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present the business, such business shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 12, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

ARTICLE III

BOARD OF DIRECTORS

SECTION 13. POWERS. The property, business and affairs of the Corporation shall be managed by, or under the direction of, the Board. The Board may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute, regulation, the Certificate or these Bylaws directed or required to be exercised or done by the stockholders.

SECTION 14. NUMBER. The authorized number of directors shall be no less than one nor more than thirteen. Within the foregoing limits and subject to the provisions of the Stockholders Agreement, the number of directors shall be fixed from time to time by resolution adopted by the Board.

SECTION 15. TERM. The Board shall be elected by the stockholders at their annual meeting, and each director shall be elected to serve for the term of one year and until his successor shall be elected and qualify or until his earlier death, resignation or removal. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

SECTION 16. QUALIFICATIONS.

(a) Each director shall be at least 21 years of age. Directors need not be stockholders of the Corporation.

(b) Each director and nominee for election as a director of the Corporation must deliver to the Secretary at the principal office of the Corporation a written questionnaire with respect to the background and qualifications of such person (which questionnaire shall be provided by the Secretary upon written request and approved from time to time by the Board or its Nominating and Corporate Governance Committee) and a written representation and agreement (in the form provided by the Secretary upon written request) (the “Prospective Director Agreement”). The Prospective Director Agreement (i) shall provide that such person (A) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if such person is at the time a director or is subsequently elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation, or (2) any Voting Commitment that could limit or interfere with such person’s ability to comply, if such person is at the time a director or is subsequently elected as a director of the Corporation, with such person’s duties as a director under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and (C) would be in compliance, if elected as a director of the Corporation, and will, if such person is at the time a director or is subsequently elected as a director of the Corporation, comply with, all applicable corporate governance, conflicts of interest, confidentiality, corporate opportunities, securities ownership and stock trading policies, and other policies and guidelines of the Corporation (copies of which shall be provided by the Secretary upon written request), and (ii) shall include, if such person is at the time a director or is subsequently elected as a director of the Corporation, such person’s irrevocable resignation as a director if such person is found by a court of competent jurisdiction to have breached the Prospective Director Agreement in any material respect.

SECTION 17. NOTICE OF NOMINATIONS FOR DIRECTORS.

(a) Annual Meetings of Stockholders.

(1) Nominations of persons for election to the Board at an annual meeting of stockholders may be made (A) by or at the direction of the Board or a committee appointed by the Board, or (B) by any stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 17(a), on the record date for the determination of the stockholders entitled to vote at such annual meeting of stockholders and at the time of such annual meeting of stockholders, (ii) who is entitled to vote at the annual meeting of stockholders, and (iii) who complies with the notice procedures set forth in this Section 17(a) as to such nominations, including, but not limited to, the procedures regarding such notice’s timeliness and required form.

(2) For a stockholder’s notice of nomination of persons for election to the Board at an annual meeting of stockholders to be brought before an annual meeting by a stockholder pursuant to Section 17(a)(1)(B) of these Bylaws, the stockholder must have given timely notice thereof, in proper written form, to the Secretary. To be considered timely, a stockholder’s notice of nomination must be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) calendar day, and not later than the close of business on the ninetieth (90th) calendar day, prior to the first anniversary of the immediately preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is more than thirty (30) calendar days earlier or more than sixty (60) calendar days later than such anniversary date, notice by the stockholder in order to be timely must be so delivered or received not earlier than the close of business on the one hundred twentieth (120th) calendar day prior to the date of such annual meeting and not later than the close of business on the later of the ninetieth (90th) calendar day prior to the date of such annual meeting or, if the first public disclosure of the date of such annual meeting is less than one hundred (100) calendar days prior to the date of such annual meeting, the tenth (10th) calendar day following the day on which public disclosure of the date of such annual meeting is first made by the Corporation. In no event shall any adjournment or postponement of an annual meeting or the public disclosure thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

To be in proper written form, a stockholder’s notice of nomination to the Secretary (whether given pursuant to this Section 17(a) or Section 17(b) of these Bylaws) shall set forth in writing the following: (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director (i) the name, age, business address and residence address of such person; (ii) the principal occupation and employment of such person; (iii) the class and series and number of shares of each class and series of capital stock of the Corporation which are owned beneficially or of record by such person (which information shall be supplemented not later than ten (10) calendar days after the record date for the meeting to disclose such ownership as of the record date); (iv) such person’s executed written consent to being named in the Corporation’s proxy statement as a nominee and to serving as a director if elected; (v) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made with the SEC in connection with the solicitation of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act (or pursuant to any law or statute replacing such section), and the rules and regulations promulgated thereunder; (vi) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such person being nominated, on the one hand, and the stockholder and any Stockholder Associated Person, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Item 404 promulgated under Regulation S-K of the Exchange Act if the stockholder making the nomination and any Stockholder Associated Person were the “registrant” for purposes of such rule and the person being nominated were a director or executive officer of such registrant; and (vii) the information, questionnaire and agreement required under Section 16 of these Bylaws; and (b) as to the stockholder giving the notice (i) the name and record address of such stockholder, as they appear on the Corporation’s stock ledger, and the name and address of any Stockholder Associated Person; (ii) (A) the class and series and number of shares of each class and series of capital stock of the Corporation which are, directly or indirectly, owned beneficially and/or of record by such stockholder or any Stockholder Associated Person, documentary evidence of such record or beneficial ownership, and the date or dates such shares were acquired and the investment intent at the time such shares were acquired, (B) any Derivative Instrument directly or indirectly owned beneficially by such stockholder or any Stockholder Associated Person and any other direct or indirect right held by such stockholder or any Stockholder Associated Person to profit from, or share in any profit derived from, any increase or decrease in the value of shares of the Corporation, (C) any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder or any Stockholder Associated Person has a right to vote any shares of any security of the Corporation, (D) any Short Interest indirectly or directly held by such stockholder or any Stockholder Associated Person in any security issued by the Corporation, (E) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder or any Stockholder Associated Person that are separated or separable from the underlying shares of the Corporation, (F) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder or any Stockholder Associated Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, and (G) any performance-related fees (other than an asset-based fee) that such stockholder or any Stockholder Associated Person is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder’s or any Stockholder Associated Person’s immediate family sharing the same household (which information shall, in each case, be supplemented by such stockholder and any Stockholder Associated Person not later than ten (10) calendar days after the record date for the meeting to disclose such ownership as of the record date); (iii) a description of all arrangements or understandings between such stockholder or any Stockholder Associated Person and each proposed nominee and any other person or persons (naming such person or persons) pursuant to which the nomination(s) are to be made by such stockholder; (iv) any material interest of such stockholder or any Stockholder Associated Person in the election of such proposed nominee, individually or in the aggregate, including any anticipated benefit to the stockholder or any Stockholder Associated Person therefrom; (v) a representation that such stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and that such stockholder intends to appear in person or by proxy at the meeting to nominate the person or persons named in its notice; (vi) a representation from the stockholder as to whether the stockholder or any Stockholder Associated Person intends or is part of a group which intends (A) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to elect the person proposed as a nominee and/or (B) otherwise to solicit proxies from stockholders in support of the election of such person; (vii) whether and the extent to which any agreement, arrangement or understanding has been made, the effect or intent of which is to increase or decrease the voting power of such stockholder or such Stockholder Associated Person with respect to any shares of the capital stock of the Corporation, without regard to whether such transaction is required to be reported on a Schedule 13D or other form in accordance with Section 13(d) of the Exchange Act or any successor provisions thereto and the rules and regulations promulgated thereunder; and (viii) any other information relating to such stockholder and any Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filings required to be made with the SEC in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act (or pursuant to any law or statute replacing such section) and the rules and regulations promulgated thereunder. In addition to the information required above, the Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee.

(3) Notwithstanding anything in this Section 17 to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting of the stockholders is increased and there is no public disclosure by the Corporation, naming all of the nominees for directors or specifying the size of the increased Board, at least ninety (90) calendar days prior to the first anniversary of the date of the immediately preceding year’s annual meeting, a stockholder’s notice required by this Section 17 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) calendar day following the day on which such public disclosure is first made by the Corporation.

(b) Special Meetings of Stockholders. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected (i) pursuant to the Corporation’s notice of meeting, (ii) by or at the direction of the Board, or (iii) provided that the Board, has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who (A) is a stockholder of record at the time of giving of notice provided for in this Section 17(b), (B) is a stockholder of record on the record date for the determination of the stockholders entitled to vote at such meeting, (C) is a stockholder of record at the time of such meeting, (D) is entitled to vote at such meeting, and (E) complies with the notice procedures set forth in this Section 17(b) as to such nomination. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the proper form of stockholder’s notice required by Section 17(a)(2) of these Bylaws with respect to any nomination shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) calendar day prior to the date of such special meeting and not later than the close of business on the later of the ninetieth (90th) calendar day prior to the date of such special meeting or, if the first public disclosure made by the Corporation of the date of such special meeting is less than one hundred (100) days prior to the date of such special meeting, not later than the tenth (10th) calendar day following the day on which public disclosure is first made of the date of the special meeting at which directors are to be elected. In no event shall any adjournment or postponement of a special meeting or the public disclosure thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(c) General.

(1) If the information submitted pursuant to this Section 17 by any stockholder proposing a nominee for election as a director at a meeting of stockholders shall be inaccurate to any material extent, such information may be deemed not to have been provided in accordance with this Section 17. Upon written request by the Secretary, the Board or any committee thereof, any stockholder proposing a nominee for election as a director at a meeting shall provide, within seven (7) business days of delivery of such request (or such longer period as may be specified in such request), written verification, satisfactory in the discretion of the Board, any committee thereof or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 17. If a stockholder fails to provide such written verification within such period, the information as to which written verification was requested may be deemed not to have been provided in accordance with this Section 17.

(2) No person shall be eligible for election as a director of the Corporation at any meeting of stockholders unless nominated in accordance with the procedures set forth in this Section 17.

(3) Notwithstanding anything in these Bylaws to the contrary, if a stockholder who has submitted a written notice of intention to propose a nominee for election as a director at a meeting of stockholders (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 17, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(4) Except as otherwise required by the DGCL and other applicable law, the Certificate or these Bylaws, a Co-Chairman of the Board or other person presiding at the meeting shall have the power and duty (A) to determine whether any nomination proposed to be brought before the meeting was properly made in accordance with the procedures set forth in this Section 17, including whether the stockholder or any Stockholder Associated Person on whose behalf the nomination is made, solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of the election of such stockholder’s nominee(s) in compliance with such stockholder’s representation as required by this Section 17, and (B) if any proposed nomination was not made in compliance with this Section 17, to declare that such nomination is defective and shall be disregarded.

(5) In addition to the provisions of this Section 17, a stockholder shall also comply with all applicable requirements of the DGCL, other applicable law and the Exchange Act, and the rules and regulations thereunder, with respect to the matters set forth herein, provided, however, that any references in these Bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the applicable requirements for nominations by stockholders to be considered pursuant to Section 17(a) or Section 17(b) of these Bylaws.

(6) Nothing in this Section 17 shall be deemed to affect any rights of the holders of any series of Preferred Stock, if and to the extent provided for, under applicable law, the Certificate or these Bylaws.

(7) Notwithstanding anything in this Section 17 to the contrary, the requirements of this Section 17 shall not apply to the exercise by Amneal of its rights to designate persons for nomination for election to the Board pursuant to the Stockholders Agreement.

(8) Notwithstanding anything in this Section 17 to the contrary, the requirements of this Section 17 shall not apply to the exercise by the holders of Class B-1 Common Stock of the Corporation of their rights to designate a person for nomination for election to the Board pursuant to the Certificate.

SECTION 18. RESIGNATIONS. Any director may resign at any time by giving written notice thereof to the Board, a Co-Chairman of the Board, the Chief Executive Officer or the Secretary. Such resignation shall take effect at the time specified therein or, if the time is not specified therein, upon receipt thereof; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 19. REMOVAL. Subject to the provisions of the Stockholders Agreement and the Certificate, any director or the entire Board may be removed, either for or without cause, at any time, by the affirmative vote of the holders of a majority of the shares entitled to vote at an election of directors at any annual or special meeting of the stockholders called for that purpose. For purposes of this Section 19, “cause” shall mean (a) a final conviction of a felony involving moral turpitude, or (b) willful misconduct that is materially and demonstrably injurious economically to the Corporation. For purposes of this definition of “cause,” no act, or failure to act, by a director shall be considered “willful” unless committed in bad faith and without a reasonable belief that the act or failure to act was in the best interest of the Corporation or any affiliate of the Corporation. “Cause” shall not exist unless and until the Corporation has delivered to the director a written notice of the director’s failure to act that constitutes “cause” and, if cure is possible, such director shall not have cured such act or omission within ninety (90) days after the delivery of such notice.

SECTION 20. VACANCIES AND NEWLY CREATED DIRECTORSHIPS. Subject to the provisions of the Stockholders Agreement and the Certificate, vacancies in the Board, whether resulting from death, resignation, disqualification, removal or other causes, and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board determines by resolution that any such vacancy or newly created directorships shall be filled by the stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified, except in the event of his or her earlier death, resignation, disqualification or removal.

SECTION 21. MEETINGS.

(a) Organizational Meetings. The newly elected directors shall hold their first meeting to organize the Corporation, elect officers and transact any other business which may properly come before the meeting. An annual organizational meeting of the Board shall be held immediately after each annual meeting of the stockholders, or at such time and place as may be noticed for the meeting.

(b) Regular Meetings. Regular meetings of the Board may be held without notice at such places and times as shall be determined from time to time by resolution of the directors.

(c) Special Meetings and Notice to Directors. Special meetings of the Board shall be called by a Co-Chairman of the Board, the Chief Executive Officer or by the Secretary on the written request of any director with at least forty eight (48) hours’ notice to each director and shall be held at such place as may be determined by the person or persons calling the meeting or as shall be stated in the notice of the meeting. Any notice to directors may be given by telecopier, telephone or other means of electronic transmission.

SECTION 22. QUORUM, VOTING AND ADJOURNMENT. A majority of the total number of directors or any committee thereof, but not less than one (1), shall constitute a quorum for the transaction of business. Subject to the provisions of the Stockholders Agreement, the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board, unless a different vote is required by applicable law, the Certificate or these Bylaws. In the absence of a quorum, a majority of the directors present thereat may adjourn such meeting to another time and place. Notice of such adjourned meeting need not be given if the time and place of such adjourned meeting are announced at the meeting so adjourned.

SECTION 23. COMMITTEES. Subject to the provisions of the Stockholders Agreement, the Board may designate one or more committees, including but not limited to an Executive Committee and an Audit Committee, each such committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee to replace any absent or disqualified member at any meeting of the committee. Subject to the provisions of the Stockholders Agreement, any such committee, to the extent provided in the resolution of the Board and to the extent permitted by applicable law, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority to amend the Certificate, adopt an agreement of merger or consolidation, recommend to the stockholders the sale, lease or exchange of all or substantially all of the Corporation’s properties and assets, recommend to the stockholders a dissolution of the Corporation or a revocation of a dissolution or to amend these Bylaws. Unless a resolution of the Board expressly provides, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock of the Corporation. All committees of the Board shall report their proceedings to the Board when required.

SECTION 24. ACTION WITHOUT A MEETING. Unless otherwise restricted by the Certificate or these Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or any committee thereof consent thereto in writing, or by electronic transmission, and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

SECTION 25. COMPENSATION. Directors shall be entitled to such compensation for their services as may be approved by the Board, including, if so approved, by resolution of the Board, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board and at any meeting of a committee of the Board. Nothing herein contained shall be construed to preclude any Director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

SECTION 26. MEETING BY ELECTRONIC COMMUNICATIONS EQUIPMENT. Any member of the Board, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

ARTICLE IV

OFFICERS

SECTION 27. OFFICERS. The officers of the Corporation shall be two Co-Chairmen of the Board, a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, one or more Vice-Presidents, a Secretary, a Treasurer and such other officers and assistant officers as the Board may from time to time deem advisable and appoint (which persons so appointed shall be deemed “officers” of the Corporation). Except for the Co-Chairmen, Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer and Secretary, the Board may refrain from filling any of the said offices at any time and from time to time. Any number of offices may be held by the same person. The following officers shall be elected by the Board at the time, in the manner and for such terms as the Board from time to time shall determine: Chairman of the Board, Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer and Secretary. The Chief Executive Officer may appoint such other officers and assistant officers as he may deem advisable provided such officers or assistant officers have a title no higher than Vice-President, who shall hold office for such periods as the Chief Executive Officer shall determine.

SECTION 28. CO-CHAIRMAN OF THE BOARD. Each Co-Chairman of the Board shall be a member of the Board and shall preside at all meetings of the Board and of the stockholders. In addition, each Co-Chairman of the Board shall have such powers and perform such other duties as from time to time may be assigned to him by the Board.

SECTION 29. CHIEF EXECUTIVE OFFICER. The Chief Executive Officer shall have general supervision of all of the departments and business of the Corporation; he or she shall prescribe the duties of the other officers and employees and see to the proper performance thereof. The Chief Executive Officer shall be responsible for having all orders and resolutions of the Board carried into effect. The Chief Executive Officer shall execute on behalf of the Corporation and may affix or cause to be affixed a seal to all authorized documents and instruments requiring such execution, except to the extent that signing and execution thereof shall have been delegated to some other officer or agent of the Corporation by the Board or by the Chief Executive Officer. The Chief Executive Officer shall be a member of the Board. In the absence or disability of a Co-Chairman of the Board or his or her refusal to act, the Chief Executive Officer shall preside at meetings of the Board. In general, the Chief Executive Officer shall perform all the duties and exercise all the powers and authorities incident to his or her office or as prescribed by the Board.

SECTION 30. PRESIDENT. The President shall perform such duties as customarily pertain to the office of President or are prescribed by the Board or Chief Executive Officer. In the absence, disability or refusal of the Chief Executive Officer to act, or the vacancy of such office, the President shall perform the duties and have the powers and authorities of the Chief Executive Officer.

SECTION 31. CHIEF OPERATING OFFICER. The Chief Operating Officer shall perform such duties as customarily pertain to the office of Chief Operating Officer or are prescribed by the Board, Chief Executive Officer or President. In the absence, disability or refusal of the President to act, or the vacancy of such office, the Chief Operating Officer shall perform the duties and have the powers and authorities of the President.

SECTION 32. CHIEF FINANCIAL OFFICER. The Chief Financial Officer shall be the principal financial and accounting officer of the Corporation and shall have such other duties as may be prescribed by the Board, Chief Executive Officer or President.

SECTION 33. VICE PRESIDENTS. Each Vice President, if any are elected, of whom one or more may be designated an Executive and/or Senior Vice President, shall have such powers, shall perform such duties and shall be subject to such supervision as may be prescribed by the Board, the Chief Executive Officer, the President or the Chief Operating Officer. In the event of the absence or disability of the Chief Executive Officer or the President or their refusal to act, the Vice-Presidents, in the order of their rank, and within the same rank in the order of their seniority, shall perform the duties and have the powers and authorities of the Chief Executive Officer and President, except to the extent inconsistent with applicable law.

SECTION 34. TREASURER. The Treasurer, if one is elected, shall have custody of the corporate funds, securities, evidences of indebtedness and other valuables of the Corporation and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation. He shall deposit all moneys and other valuables in the name and to the credit of the Corporation in such depositories as may be designated by the Board. The Treasurer shall disburse the funds of the Corporation, taking proper vouchers therefor. He shall render to the Chief Executive Officer and the Board, upon their request, a report of the financial condition of the Corporation. If required by the Board, he shall give the Corporation a bond for the faithful discharge of his duties in such amount and with such surety as the Board shall prescribe. The Treasurer shall have such further powers and perform such other duties incident to the office of Treasurer as from time to time are assigned to him by the Board.

SECTION 35. SECRETARY. The Secretary shall be the Chief Administrative Officer of the Corporation and shall: (a) cause minutes of all meetings of the stockholders and directors to be recorded and kept; (b) cause all notices required by these Bylaws or otherwise to be given properly; (c) see that the minute books, stock books, and other nonfinancial books, records and papers of the Corporation are kept properly; and (d) cause all reports, statements, returns, certificates and other documents to be prepared and filed when and as required. The Secretary shall keep a seal of the Corporation, and, when authorized by the Board, Chief Executive Officer or the President, cause the seal to be affixed to any documents and instruments requiring it. The Secretary shall act under the supervision of the Chief Executive Officer and President or such other officer as the Chief Executive Officer or President may designate. The Secretary shall have such further powers and perform such other duties as prescribed from time to time by the Board, Chief Executive Officer, President or such other supervising officer as the Chief Executive Officer or President may designate.

SECTION 36. ASSISTANT TREASURERS AND ASSISTANT SECRETARIES. Each Assistant Treasurer and each Assistant Secretary, if any are elected, shall be vested with all the powers and shall perform all the duties of the Treasurer and Secretary, respectively, in the absence or disability of such officer, unless or until the Board shall otherwise determine. In addition, Assistant Treasurers and Assistant Secretaries shall have such powers and shall perform such duties as shall be assigned to them by the Board.

SECTION 37. DELEGATION OF DUTIES. In the absence, disability or refusal of any officer to exercise and perform his duties, the Board may delegate to another officer such powers or duties.

SECTION 38. RESIGNATION. Any officer may resign at any time by giving notice in writing or by electronic transmission to the Board or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

SECTION 39. REMOVAL. Subject to the provisions of the Stockholders Agreement, any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any duly authorized committee or, with respect to any officer other than the Chairman of the Board (if the Chairman of the Board is designated as an officer of the corporation by the Board), by the Chief Executive Officer or by other superior officers upon whom such power of removal may have been conferred by the Board.

SECTION 40. VACANCIES. Subject to the provisions of the Stockholders Agreement, the Board shall have power to fill vacancies occurring in any office.

ARTICLE V

STOCK

SECTION 41. CERTIFICATES OF STOCK. The shares of the Corporation shall be represented by certificates provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares. Every holder of stock of the Corporation represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by applicable law and by the Board, representing the number of shares held by such holder registered in certificate form, and signed by, or in the name of the Corporation by two authorized officers of the Corporation including, but not limited to, the Chairman of the Board, the Chief Executive Officer, the President, a Vice President, the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary, certifying the number and class of shares of stock in the Corporation owned by him. Any or all of the signatures on the certificate may be a facsimile. The Board shall have the power to appoint one or more transfer agents and/or registrars for the transfer or registration of certificates of stock of any class, and may require stock certificates to be countersigned or registered by one or more of such transfer agents and/or registrars.

SECTION 42. TRANSFER OF SHARES.

(a) Shares of stock of the Corporation shall be transferable in the manner prescribed by law, the Certificate, the Stockholders Agreement and in these Bylaws. Shares of stock of the Corporation shall be transferable upon its books by the holders thereof, in person or by their duly authorized attorneys or legal representatives, upon surrender to the Corporation by delivery thereof to the person in charge of the stock and transfer books and ledgers. Such certificates shall be cancelled and new certificates shall thereupon be issued. A record shall be made of each transfer. Whenever any transfer of shares shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer if, when the certificates are presented, both the transferor and transferee request the Corporation to do so.

(b) The Board shall have power and authority to make such rules and regulations as it may deem necessary or proper concerning the issue, transfer and registration of certificates for shares of stock of the Corporation.

SECTION 43. LOST CERTIFICATES. A new certificate of stock may be issued in the place of any certificate previously issued by the Corporation, alleged to have to have been lost, stolen, destroyed or mutilated, and the Board may, in their discretion, require the owner of such lost, stolen, destroyed or mutilated certificate, or his legal representative, to give the Corporation a bond, in such sum as the Board may direct, not exceeding double the value of the stock, in order to indemnify the Corporation against any claims that may be made against it in connection therewith.

SECTION 44. STOCKHOLDERS OF RECORD. The Corporation shall be entitled to treat the holder of record of any share or shares of its capital stock as the holder thereof, in fact, and shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by the DGCL or other applicable law.

SECTION 45. RECORD DATE.

(a) Record Date for Meetings of Stockholders. For the purpose of determining the stockholders entitled to notice of, or to vote at, any meeting of stockholders or any adjournment thereof, the directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

(b) Record Date for Payments of Dividends and Distributions. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

(c) Record Date for Corporate Actions by Written Consent.

(i) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting shall be as fixed by the Board or as otherwise established under this Section 46(c). Any person seeking to have the stockholders authorize or take corporate action by written consent without a meeting shall, by written notice addressed to the Secretary and delivered to the Corporation, request that a record date be fixed for such purpose. The Board may fix a record date for such purpose which shall be no more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board and shall not precede the date on which such resolution is adopted. If the Board fails within ten (10) days after the Corporation receives such notice to fix a record date for such purpose, the record date shall be the day on which the first written consent is delivered to the Corporation in the manner described in Section 46(c)(ii) below unless prior action by the Board is required under the DGCL, in which event the record date shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

(ii) (A) Each written consent purporting to take or authorizing the taking of corporate action is referred to in this Section 46(c)(ii) of these Bylaws as a “Consent”. No Consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the first date on which a consent is so delivered to the Corporation in the manner required by this Section 46(c)(ii), Consents signed by a sufficient number of stockholders to take such action, and not revoked, are so delivered to the Corporation.

(B) A Consent shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery to the Corporation’s registered office shall be made by hand or by certified or registered mail, return receipt requested.

(C) In the event of the delivery to the Corporation of a Consent, the Secretary shall provide for the safe-keeping of such Consent and shall promptly conduct such ministerial review of the sufficiency of the Consents and of the validity of the action to be taken by stockholder consent as he deems necessary or appropriate, including, without limitation, whether the holders of a number of shares having the requisite voting power to authorize or take the action specified in the Consent have given consent; provided, however, that if the corporate action to which the Consent relates is the removal or replacement of one or more members of the Board, the Secretary shall promptly designate two persons, who shall not be members of the Board, to serve as inspectors with respect to such Consent and such inspectors shall discharge the functions of the Secretary under this Section 45(c)(ii). If after such investigation the Secretary or the inspectors (as the case may be) shall determine that the Consent is valid and that the action therein specified has been validly authorized, that fact shall forthwith be certified on the records of the Corporation kept for the purpose of recording the proceedings of meetings of stockholders, and the Consent shall be filed in such records, at which time the Consent shall become effective as stockholder action. In conducting the investigation required by this Section 45(c)(ii), the Secretary or the inspectors (as the case may be) may, at the expense of the Corporation, retain special legal counsel and any other necessary or appropriate professional advisors, and such other personnel as they may deem necessary or appropriate to assist them, and to the fullest extent permitted by law shall be fully protected in relying in good faith upon the opinion of such counsel or advisors.

SECTION 46. DIVIDENDS. Subject to the provisions of the Certificate, the Board may at any regular or special meeting, out of funds legally available therefor, declare and pay dividends upon the stock of the Corporation. Before the declaration of any dividend, the Board may set apart, out of any funds of the Corporation available for dividends, such sum or sums as from time to time in their discretion may be deemed proper for working capital or as a reserve fund to meet contingencies or for such other purposes as shall be deemed conducive to the interests of the Corporation.

SECTION 47. FRACTIONAL SHARES. The Company shall have the complete discretion to issue fractional shares.

ARTICLE VI

NOTICE AND WAIVER OF NOTICE

SECTION 48. NOTICE. Whenever any written notice is required to be given by law, the Certificate or these Bylaws, such notice, if mailed, shall be deemed to be given when deposited in the United States mail, postage prepaid, addressed to the person entitled to such notice at his address as it appears in the books and records of the Corporation. Such notice may also be sent by electronic transmission in accordance with applicable law.

SECTION 49. WAIVER OF NOTICE. Whenever notice is required to be given under any provision of the DGCL, the Certificate or these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate or these Bylaws.

ARTICLE VII

AMENDMENT OF BYLAWS

SECTION 50. AMENDMENT OR REPEAL BY THE BOARD. Except as otherwise provided by the DGCL or the Certificate, subject to the provisions of the Stockholders Agreement, these Bylaws may be amended or repealed, in whole or in part, by (x) the affirmative vote of not less than a majority of the Board at any regular or special meeting of the Board provided that notice of such proposed amendment or repeal to be made is included in the notice of the meeting at which such action takes place, which shall also include, without limitation, the text of any such proposed amendment and/or any resolution calling for any such amendment or repeal or (y) by unanimous written consent of the Board.

SECTION 51. AMENDMENT OR REPEAL BY STOCKHOLDERS. Any amendment to, repeal of, or adoption of any provisions inconsistent with these Bylaws, which has not previously received the approval of the Board, shall require for adoption the affirmative vote of the holders of a majority in voting power of the issued and outstanding shares present in person or represented by proxy at a meeting of stockholders and entitled to vote thereon, provided, however, that, notwithstanding anything to the contrary contained herein, any amendment to, repeal of, or adoption of any provisions inconsistent with, Sections 2, 3, 6, 12, 14, 15, 16, 17, 19, 20 and 46 of these Bylaws, this Section 52 and Article IX hereof, which has not previously received the approval of the Board shall require for adoption the affirmative vote of the holders of not less than two-thirds of the voting power of the issued and outstanding shares entitled to vote at a duly called and convened annual or special meeting of stockholders, and provided, further, that, in addition to any other notice required by these Bylaws and other applicable requirements contained herein, notice of such proposed amendment or repeal is included in the notice of the meeting at which such action takes place, which shall also include, without limitation, the text of any such proposed amendment and/or any resolution calling for any such amendment or repeal.

SECTION 52. NO CONFLICT WITH THE CERTIFICATE OF INCORPORATION. No Bylaw shall be adopted, amended or repealed so as to cause such Bylaw or these Bylaws to be inconsistent or in conflict with or violate any provision of the Certificate.

ARTICLE VIII

MISCELLANEOUS

SECTION 53. SEAL. The seal of the Corporation shall be circular in form and shall have the name of the Corporation on the circumference and the jurisdiction and year of incorporation in the center.

SECTION 54. FISCAL YEAR. The fiscal year of the Corporation shall end on December 31 of each year, or such other twelve consecutive months as the Board may designate.

SECTION 55. CORPORATE FUNDS AND CHECKS. The funds of the Corporation shall be kept in such depositories as shall from time to time be prescribed by the Board. All checks or other orders for the payment of money shall be signed by the Chief Executive Officer, President or Chief Financial Officer or such other person or agent as may from time to time be authorized and with such countersignature, if any, as may be required by the Board.

SECTION 56. CONTRACTS AND OTHER DOCUMENTS. The Chief Executive Officer or President, or such other officer or officers as may from time to time be authorized by the Board, shall have power to sign and execute on behalf of the Corporation deeds, conveyances and contracts, and any and all other documents requiring execution by the Corporation.

SECTION 57. OWNERSHIP OF STOCK OF ANOTHER CORPORATION. The Chief Executive Officer or President, or such other officer or agent as shall be authorized by the Board, shall have the power and authority, on behalf of the Corporation, to attend and to vote at any meeting of stockholders or securityholders of any corporation or entity in which the Corporation holds stock or securities and may exercise, on behalf of the Corporation, any and all of the rights and powers incident to the ownership of such stock or securities at any such meeting, including the authority to execute and deliver proxies and consents on behalf of the Corporation.

SECTION 58. SEVERABILITY. If any provision (or part thereof) of these Bylaws is illegal or unenforceable as such, such illegality or unenforceability shall not affect any other provision (or part thereof) of these Bylaws and such other provisions shall continue in full force and effect.

SECTION 59. SUBJECT TO LAW AND THE CERTIFICATE OF INCORPORATION. All rights, powers, duties and responsibilities provided for in these Bylaws, whether or not explicitly so qualified, are qualified by the provisions of the Certificate, the DGCL and any other applicable law.

SECTION 60. EMERGENCY BYLAWS. The provisions of this Section 61 shall be operative only during a national emergency declared by the President of the United States or the person performing the President’s functions, or in the event of a nuclear, atomic or other attack on the United States or a disaster or catastrophe making it impossible or impracticable for the Corporation to conduct its business without recourse to the provisions of this Section 61. Said provisions in such event shall override all other Bylaws or the Corporation in conflict with any provisions of this Section 61, and shall remain operative so long as it remains impossible or impracticable to continue the business of the Corporation otherwise, but thereafter shall be inoperative; provided, however, that all actions taken in good faith pursuant to such provisions shall thereafter remain in full force and effect unless and until revoked by action taken pursuant to the provisions of the Bylaws other than those contained in this Section 61.

(a) A meeting of the Board or of any committee thereof may be called by any officer or director upon one hour’s notice to all persons entitled to notice whom, in the sole judgment of the notifier, it is feasible to notify;

(b) The director or directors in attendance at the meeting of the Board or of any committee thereof shall constitute a quorum; and

(c) These Bylaws may be amended or repealed, in whole or in part, by a majority vote of the directors attending any meeting of the Board, provided such amendment or repeal shall only be effective for the duration of such emergency.

ANNEX F

Exhibit J to the Business

Combination Agreement

FORM OF

TAX RECEIVABLE AGREEMENT

by and among

AMNEAL PHARMACEUTICALS, INC.

AMNEAL PHARMACEUTICALS LLC and

THE MEMBERS OF AMNEAL PHARMACEUTICALS LLC

FROM TIME TO TIME PARTY HERETO

Dated as of [●]

F-i

Exhibits

Exhibit A	-	Form of Joinder Agreement

F-ii

TAX RECEIVABLE AGREEMENT

This TAX RECEIVABLE AGREEMENT (this “Agreement”), dated as of [●], is hereby entered into by and among Amneal Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”), Amneal Pharmaceuticals LLC, a Delaware limited liability company (“Amneal LLC”) and each of the Members from time to time party hereto. Capitalized terms used but not otherwise defined herein have the respective meanings set forth in Section 1.1.

RECITALS

WHEREAS, Amneal LLC is treated as a partnership for U.S. federal income tax purposes;

WHEREAS, each of the members of Amneal LLC as of the date hereof other than the Corporation (such members, together with each other Person who becomes a party hereto by satisfying the Joinder Requirement, the “Members”) owns Units;

WHEREAS, the Corporation is the sole managing member of Amneal LLC;

WHEREAS, the Corporation has issued shares of its Class A common stock, par value $0.01 per share (“Class A Common Stock”);

WHEREAS, on and after the date hereof, pursuant to Section 11.01 of the LLC Agreement, each Member has the right, in its sole discretion, from time to time to have all or a portion of its Units redeemed by Amneal LLC for Class A Common Stock and/or Class B-1 Common Stock or, at the Corporation’s election, cash (in each case, a “Redemption”); provided that, at the election of the Corporation in its sole discretion, the Corporation may effect a direct exchange of such cash or shares of Class A Common Stock or Class B-1 Common Stock for such Units (a “Direct Exchange”);

WHEREAS, Amneal LLC will have in effect an election under Section 754 of the Code as provided under Section 2.1(b) for the Taxable Year in which any Exchange occurs, which election will result in an adjustment to the Corporation’s share of the tax basis of the assets owned by Amneal LLC and its relevant subsidiaries (including any subsidiary that is (i) classified as a partnership for U.S. federal income tax purposes and has made an election under Section 754 of the Code or (ii) disregarded as separate from its owner for U.S. federal income tax purposes) (Amneal LLC and its relevant subsidiaries, the “Amneal LLC Group”), as of the date of the Exchange, with a consequent result on the taxable income subsequently derived therefrom; and

WHEREAS, the parties to this Agreement desire to provide for certain payments and make certain arrangements with respect to any tax benefits to be derived by the Corporation as the result of Exchanges and making payments under this Agreement, and to ease administrative burdens, an assumed tax rate shall be used to approximate the Corporation’s state and local liabilities for Covered Taxes without regard to such tax benefits for each Taxable Year.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the terms set forth in this Article I shall have the following meanings.

“Actual Interest Amount” is defined in Section 3.1(b)(vii) of this Agreement.

“Actual Federal Tax Liability” means, with respect to any Taxable Year, the liability for U.S. federal Covered Taxes of the Corporation (i) appearing on U.S. federal Tax Returns of the Corporation for such Taxable Year and (ii) if applicable, determined in accordance with a Determination (including interest imposed in respect thereof under applicable law).

“Actual Other Tax Liability” means, with respect to any Taxable Year, the product of (i) the sum of (x) U.S. federal taxable income of the Corporation determined in connection with calculating the Actual Federal Tax Liability for such Taxable Year and (y) actual state and local tax liabilities of the Corporation for such Taxable Year, and (ii) the Assumed Other Tax Rate.

“Actual Tax Liability” means, with respect to any Taxable Year, the Actual Federal Tax Liability for such Taxable Year, plus the Actual Other Tax Liability for such Taxable Year.

“Advisory Firm” means a nationally recognized accounting firm mutually agreed to by the Corporation and the Member Representative or, if the Corporation and the Member Representative are unable to agree on such a firm, Deloitte LLP.

“Advisory Firm Letter” means a letter prepared by the Advisory Firm used by the Corporation in connection with the performance of its obligations under this Agreement, which states that the relevant Schedules, notices or other information to be provided by the Corporation to the Members, along with all supporting schedules and work papers, were prepared in a manner that is consistent with the terms of this Agreement and, to the extent not expressly provided in this Agreement, on a reasonable basis in light of the facts and law in existence on the date such Schedules, notices or other information were delivered by the Corporation to the Members.

“Affiliate” has the meaning set forth in the Business Combination Agreement.

“Agreed Rate” means the Reference Rate plus 150 basis points.

“Agreement” is defined in the preamble.

“Amended Schedule” is defined in Section 2.4(b) of this Agreement.

“Assumed Other Tax Rate” means (i) the sum of the products of (a) the Corporation’s income and franchise tax apportionment rate(s) for each state and local jurisdiction in which Amneal LLC or the Corporation files an income or franchise tax return for the relevant Taxable Year and (b) the highest corporate income and franchise tax rate(s) paid by the Corporation for each state and local jurisdiction in which Amneal LLC or the Corporation files an income or franchise tax return for each relevant Taxable Year, provided that if state and local income and franchise taxes are deductible in the relevant Taxable Year for U.S. federal income tax purposes, such sum shall be reduced by (ii) the product of (x) the Corporation’s marginal U.S. federal income tax rate for the relevant Taxable Year and (y) the rate calculated under clause (i).

“Amneal LLC” is defined in the preamble.

“Amneal LLC Group” is defined in the recitals to this Agreement.

“Assumed Tax Liability” has the meaning set forth in the LLC Agreement.

“Attributable” is defined in Section 3.1(b)(i) of this Agreement.

“Audit Committee” means the audit committee of the Board.

“Bankruptcy Code” means Title 11, U.S. Code or any similar federal law for the relief of debtors.

“Basis Adjustment” means the increase or decrease to, or the Corporation’s share of, the tax basis of the Reference Assets (i) under Section 734(b) (but only to the extent that an Exchange is treated as an event that gives rise to such adjustment), 743(b), 754 and 755 of the Code and, in each case, the comparable sections of U.S. state and local tax law (in situations where, following an Exchange, Amneal LLC remains in existence as an entity for tax purposes); (ii) under Sections 732 and 1012 of the Code and, in each case, the comparable sections of U.S. state and local tax law (in situations where, as a result of one or more Exchanges, Amneal LLC becomes an entity that is disregarded as separate from its owner for tax purposes), in each case, as a result of any Exchange and any payments made under this Agreement; and (iii) under Section 1012 of the Code as a result of any portion of the assets contributed pursuant to the Holdings Contribution Agreement being treated as having been sold to the Company for U.S. federal income tax purposes. Notwithstanding any other provision of this Agreement, the amount of any Basis Adjustment resulting from an Exchange of one or more Units shall be determined without regard to any Pre-Exchange Transfer of such Units and as if any such Pre-Exchange Transfer had not occurred.

“Basis Schedule” is defined in Section 2.2 of this Agreement.

“Beneficial Owner” means, with respect to any security, a Person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of, with respect to such security and/or (ii) investment power, which includes the power to dispose of, or to direct the disposition of, such security.

“Board” means the Board of Directors of the Corporation.

“Business Combination Agreement” means the Business Combination Agreement, dated as of [●], by and among the Corporation, Impax Laboratories, Inc., K2 Merger Sub, Inc. and Amneal LLC.

“Business Day” has the meaning set forth in the Business Combination Agreement.

“Change of Control” means the occurrence of any of the following events:

(1) any “person” or “group” (within the meaning of Sections 13(d) and 14(d) of the Exchange Act (excluding any “person” or “group” who, on the Closing Date, is the Beneficial Owner of securities of the Corporation representing more than fifty percent (50%) of the combined voting power of the Corporation’s then outstanding voting securities)) becomes the Beneficial Owner of securities of the Corporation representing more than fifty percent (50%) of the combined voting power of the Corporation’s then outstanding voting securities;

(2) the shareholders of the Corporation approve a plan of complete liquidation or dissolution of the Corporation or there is consummated an agreement or series of related agreements for the sale or other disposition, directly, or indirectly, by the Corporation of all or substantially all of the Corporation’s assets (including through a sale of assets of members of the Amneal LLC Group), other than such sale or other disposition by the Corporation of all or substantially all of the Corporation’s assets to an entity at least fifty percent (50%) of the combined voting power of the voting securities of which are owned by shareholders of the Corporation in substantially the same proportions as their ownership of the Corporation immediately prior to such sale;

(3) there is consummated a Combination, and, immediately after the consummation of such Combination, either (x) the Board immediately prior to the Combination does not constitute at least a majority of the board of directors of the company surviving the Combination or, if the surviving company is a subsidiary, the ultimate parent thereof, or (y) all of the Persons who were the respective Beneficial Owners of the voting securities of the Corporation immediately prior to such Combination do not beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such Combination; or

(4) the following individuals cease for any reason to constitute a majority of the number of directors of the Corporation then serving: individuals who were directors of the Corporation on the Closing Date and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Corporation) whose appointment or election by the Board or nomination for election by the Corporation’s shareholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors of the Corporation on the Closing Date or whose appointment, election or nomination for election was previously so approved or recommended by the directors referred to in this clause 4; or

Notwithstanding the foregoing, a “Change of Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the Class A Common Stock, Class B Common Stock and Class B-1 Common Stock of the Corporation immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in and voting control over, and own substantially all of the shares of, an entity which owns all or substantially all of the assets of the Corporation immediately following such transaction or series of transactions.

“Class A Common Stock” is defined in the recitals to this Agreement.

“Class B Common Stock” means Class B common stock issued by the Corporation, par value $0.01 per share.

“Class B-1 Common Stock” means Class B-1 common stock issued by the Corporation, par value $0.01 per share.

“Closing Date” has the meaning set forth in the Business Combination Agreement.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Combination” means a merger, consolidation, acquisition or other business combination of the Corporation or any direct or indirect subsidiary of the Corporation (including Amneal LLC) with any other corporation or other entity.

“Corporation” is defined in the preamble to this Agreement.

“Corporation Letter” means a letter prepared by the Corporation in connection with the performance of its obligations under this Agreement, which states that the relevant Schedules, notices or other information to be provided by the Corporation to the Members, along with all supporting schedules and work papers, were prepared in a manner that is consistent with the terms of this Agreement and, to the extent not expressly provided in this Agreement, on a reasonable basis in light of the facts and law in existence on the date such Schedules, notices or other information were delivered by the Corporation to the Members.

“Covered Taxes” means any and all U.S. federal, state and local taxes, assessments or similar charges that are based on or measured with respect to net income or profits, whether as an exclusive or an alternative basis (including for the avoidance of doubt, franchise taxes), and any interest imposed in respect thereof under applicable law.

“Cumulative Net Realized Tax Benefit” is defined in Section 3.1(b)(iii) of this Agreement.

“Default Rate” means the Reference Rate plus 525 basis points.

“Default Rate Interest” is defined in Section 3.1(b)(ix) of this Agreement.

“Determination” shall have the meaning ascribed to such term in Section 1313(a) of the Code or similar provision of U.S. state or local tax law, as applicable, or any other event (including the execution of IRS Form 870-AD) that finally and conclusively establishes the amount of any liability for tax.

“Direct Exchange” is defined in the recitals to this Agreement.

“Dispute” is defined in Section 7.8(a) of this Agreement.

“Early Termination Effective Date” means the date of an Early Termination Notice for purposes of determining the Early Termination Payment.

“Early Termination Notice” is defined in Section 4.2 of this Agreement.

“Early Termination Payment” is defined in Section 4.3(b) of this Agreement.

“Early Termination Rate” means the lesser of (i) the Reference Rate plus 100 basis points and (ii) 6.50% per annum, compounded annually.

“Early Termination Reference Date” is defined in Section 4.2 of this Agreement.

“Early Termination Schedule” is defined in Section 4.2 of this Agreement.

“Exchange” means any Direct Exchange or Redemption that in either case results in an adjustment under Section 734(b), 743(b) or 1012 of the Code with respect to the Amneal LLC Group.

“Exchange Act” means the Securities and Exchange Act of 1934, as amended, or any successor provisions thereto.

“Exchange Date” means the date of any Exchange.

“Expert” is defined in Section 7.9 of this Agreement.

“Extension Rate Interest” is defined in Section 3.1(b)(viii) of this Agreement.

“Final Payment Date” means any date on which a payment is required to be made pursuant to this Agreement. For the avoidance of doubt, the Final Payment Date in respect of a Tax Benefit Payment is determined pursuant to Section 3.1(a) of this Agreement.

“Holdings Contribution Agreement” means that certain Contribution Agreement, dated as of October 5, 2017, by and among Amneal Pharmaceuticals Holding Company, LLC and the Company.

“Hypothetical Federal Tax Liability” means, with respect to any Taxable Year, the hypothetical liability of the Corporation that would arise in respect of U.S. federal Covered Taxes, using the same methods, elections, conventions and similar practices used on the actual relevant U.S. federal Tax Returns of the Corporation but (i) calculating depreciation, amortization, or other similar deductions, or otherwise calculating any items of income, gain, or loss, using the Non-Adjusted Tax Basis as reflected on the Basis Schedule, including amendments thereto for such Taxable Year; (ii) excluding any deduction attributable to Imputed Interest for such Taxable Year; (iii) treating any PTI Distribution as a distribution that is not described by Code Section 959; and (iv) deducting actual state and local tax liabilities for such Taxable Year and deducting or crediting, as applicable, allowable foreign tax liabilities for purposes of determining U.S. federal taxable income. For the avoidance of doubt, the Hypothetical Federal Tax Liability shall be determined without taking into account the carryover or carryback of any tax item (or portions thereof) that is attributable to any of the items described in clauses (i) or (ii) of the previous sentence.

“Hypothetical Other Tax Liability” means, with respect to any Taxable Year, the product of (i) the sum of (x) U.S. federal taxable income of the Corporation determined in connection with calculating the Hypothetical

Federal Tax Liability for such Taxable Year and (y) the amount of state and local tax liabilities of the Corporation used for purposes of clause (iv) of the definition of Hypothetical Federal Tax Liability with respect to such Taxable Year and (ii) the Assumed Other Tax Rate.

“Hypothetical Tax Liability” means, with respect to any Taxable Year, the Hypothetical Federal Tax Liability for such Taxable Year, plus the Hypothetical Other Tax Liability for such Taxable Year.

“ICE LIBOR” means the ICE LIBOR rate for a period of three months, as published on the applicable Bloomberg screen page (or such other commercially available source providing quotations of ICE LIBOR as may be designated in good faith by the Corporation from time to time) at approximately 11:00 a.m., London time, two (2) Business Days prior to the commencement of such period, for dollar deposits (for delivery on the first day of such period) with a term equivalent to such period.

“Imputed Interest” is defined in Section 3.1(b)(vi) of this Agreement.

“Independent Directors” means the members of the Board who are “independent” under the standards set forth in Rule 10A-3 promulgated under the U.S. Securities Exchange Act of 1933, as amended, and the corresponding rules of the applicable exchange on which the Class A Common Stock is traded or quoted.

“IRS” means the U.S. Internal Revenue Service.

“Joinder” means a joinder to this Agreement, in form and substance substantially similar to Exhibit A to this Agreement.

“Joinder Requirement” is defined in Section 7.6(a) of this Agreement.

“LLC Agreement” means that certain Third Amended and Restated Limited Liability Company Agreement of Amneal Pharmaceuticals LLC, dated as of the Closing Date, as such agreement may be further amended, restated, supplemented and/or otherwise modified from time to time.

“Market Value” means the “Common Unit Redemption Price,” as defined in the LLC Agreement.

“Maximum Rate” is defined in Section 7.14 of this Agreement.

“Members” is defined in the recitals to this Agreement.

“Member Representative” means Amneal Holdings, LLC.

“Net Tax Benefit” is defined in Section 3.1(b)(ii) of this Agreement.

“Non-Adjusted Tax Basis” means, with respect to any Reference Asset at any time, the tax basis that such asset would have had at such time if no Basis Adjustments had been made.

“Non-TRA Portion” is defined in Section 2.3(b) of this Agreement.

“Objection Notice” is defined in Section 2.4(a)(i) of this Agreement.

“Parties” means the parties named on the signature pages to this agreement and each additional party that satisfies the Joinder Requirement, in each case with their respective successors and assigns.

“Person” means “person,” as defined in the Business Combination Agreement.

“Pre-Exchange Transfer” means any transfer of one or more Units (including upon the death of a Member or upon the issuance of Units resulting from the exercise of an option to acquire such Units) (i) that occurs prior to an Exchange of such Units and (ii) to which Section 743(b) of the Code applies.

“PTI Distribution” means any distribution of an amount described by Code Section 959 that is attributable to or the result of an Exchange.

“Realized Tax Benefit” is defined in Section 3.1(b)(iv) of this Agreement.

“Realized Tax Detriment” is defined in Section 3.1(b)(v) of this Agreement.

“Reconciliation Dispute” is defined in Section 7.9 of this Agreement.

“Reconciliation Procedures” is defined in Section 2.4(a) of this Agreement.

“Redemption” has the meaning in the recitals to this Agreement.

“Reference Asset” means any asset of Amneal LLC or any of its successors or assigns, and whether held directly by Amneal LLC or indirectly by Amneal LLC through a member of the Amneal LLC Group, at the time of an Exchange. A Reference Asset also includes any asset the tax basis of which is determined, in whole or in part, by reference to the tax basis of an asset that is described in the preceding sentence, including “substituted basis property” within the meaning of Section 7701(a)(42) of the Code.

“Reference Rate” means the Reference Rate Base plus the Reference Rate Spread.

“Reference Rate Base” means ICE LIBOR during any period for which such rate is published in accordance with the definition thereof. If ICE LIBOR ceases to be published in accordance with the definition thereof, the Corporation and the Member Representative shall work together in good faith to select a new Reference Rate with similar characteristics.

“Reference Rate Spread” means 0 basis points during any period for which ICE LIBOR is published in accordance with the definition thereof. If ICE LIBOR ceases to be published in accordance with the definition thereof, the Corporation and the Member Representative shall work together in good faith to select a new Reference Rate Spread, such that the Reference Rate is not materially changed (and in no event by more than 25 basis points) as a result of the selection of a new Reference Rate Base at the time of such selection.

“Schedule” means any of the following: (i) a Basis Schedule, (ii) a Tax Benefit Schedule, or (iii) the Early Termination Schedule, and, in each case, any amendments thereto.

“Senior Obligations” is defined in Section 5.1 of this Agreement.

“Subsequent Acquisition” means any acquisition, closing after the Closing Date, of the equity interests or assets of one or more business entities.

“Subsequent Acquisition Target” means any asset or entity acquired in a Subsequent Acquisition.

“Subsequent Acquisition Tax Benefits” means any and all tax benefits in respect of Covered Taxes of the Corporation arising as a result of a Subsequent Acquisition, including: (i) any deduction attributable to the carryforward of a net operating loss or any credits of a Subsequent Acquisition Target generated in a Taxable Year that ends prior to, or on the date of, the closing of the relevant Subsequent Acquisition, (ii) any deductions attributable to transaction expenses (including transaction-related compensation) of a Subsequent Acquisition Target, (iii) any deductions or offsets to income attributable to a step-up in tax basis resulting from a Subsequent

Acquisition, (iv) any deduction for interest on liabilities incurred or carried to effect a Subsequent Acquisition, and (v) any net operating losses or net capital losses arising from the business of a Subsequent Acquisition Target, whether generated before or after a Subsequent Acquisition.

“Tax Benefit Payment” is defined in Section 3.1(b) of this Agreement.

“Tax Benefit Schedule” is defined in Section 2.3(a) of this Agreement.

“Tax Return” has the meaning set forth in the Business Combination Agreement.

“Taxable Year” means a taxable year of the Corporation as defined in Section 441(b) of the Code or comparable section of U.S. state or local tax law, as applicable (and, therefore, for the avoidance of doubt, may include a period of less than twelve (12) months for which a Tax Return is made), ending on or after the Closing Date.

“Taxing Authority” means any national, federal, state, county, municipal, or local government, or any subdivision, agency, commission or authority thereof, or any quasi-governmental body, or any other authority of any kind, exercising regulatory or other authority in relation to tax matters.

“Termination Objection Notice” is defined in Section 4.2 of this Agreement.

“TRA-Portion” is defined in Section 2.3(b) of this Agreement.

“Treasury Regulations” means the final, temporary, and (to the extent they can be relied upon) proposed regulations under the Code, as promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant taxable period.

“U.S.” means the United States of America.

“Units” means “Common Units,” as defined in the LLC Agreement.

“Valuation Assumptions” means, as of an Early Termination Effective Date, the assumptions that:

(1) in each Taxable Year ending on or after such Early Termination Effective Date, the Corporation will have taxable income sufficient to fully use the deductions arising from the Basis Adjustments and the Imputed Interest during such Taxable Year or future Taxable Years (including, for the avoidance of doubt, Basis Adjustments and Imputed Interest that would result from future Tax Benefit Payments that would be paid in accordance with the Valuation Assumptions) in which such deductions would become available;

(2) the U.S. federal income tax rates that will be in effect for each such Taxable Year will be those specified for each such Taxable Year by the Code and other law as in effect on the Early Termination Effective Date, except to the extent any change to such tax rates for such Taxable Year have already been enacted into law;

(3) all taxable income of the Corporation will be subject to the maximum applicable tax rates for each Covered Tax throughout the relevant period, provided, that the combined tax rate for U.S. state and local income taxes shall be the Assumed Other Tax Rate;

(4) any loss carryovers or carrybacks generated by any Basis Adjustment or Imputed Interest (including such Basis Adjustment and Imputed Interest generated as a result of payments under this Agreement) and available as of the date of the Early Termination Schedule will be used by the Corporation ratably in each Taxable Year from the date of the Early Termination Schedule through the scheduled expiration date of such loss carryovers or carrybacks; by way of example, if on the date of the Early Termination Schedule the Corporation had $100 of net operating losses with a carryforward period of ten (10) years, $10 of such net operating losses would be used in each of the ten (10) consecutive Taxable Years beginning in the Taxable Year of such Early Termination Schedule;

(5) any non-amortizable assets will be disposed of on the Early Termination Effective Date;

(6) if, on the Early Termination Effective Date, any Member has Units that have not been Exchanged, then such Units shall be deemed to be Exchanged for the Market Value of the shares of Class A Common Stock that would be received by such Member if such Units had been Exchanged on the Early Termination Effective Date, and such Member shall be deemed to receive the amount of cash such Member would have been entitled to pursuant to Section 4.3(a) had such Units actually been Exchanged on the Early Termination Effective Date; and

(7) any payment obligations pursuant to this Agreement will be satisfied on the date that any Tax Return to which such payment obligation relates is required to be filed excluding any extensions.

Section 1.2 Rules of Construction. Unless otherwise specified herein:

(a) The meanings of defined terms are equally applicable to both (i) the singular and plural forms and (ii) the active and passive forms of the defined terms.

(b) For purposes of interpretation of this Agreement:

(i) The words “herein,” “hereto,” “hereof” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision thereof.

(ii) References in this Agreement to a Schedule, Article, Section, clause or sub-clause refer to the appropriate Schedule to, or Article, Section, clause or subclause in, this Agreement.

(iii) References in this Agreement to dollars or “$” refer to the lawful currency of the United States of America.

(iv) The term “including” is by way of example and not limitation.

(v) The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(c) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.”

(d) Section headings herein are included for convenience of reference only and shall not affect the interpretation of this Agreement.

(e) Unless otherwise expressly provided herein, (a) references to organization documents (including the LLC Agreement), agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are permitted hereby; and (b) references to any law (including the Code and the Treasury Regulations) shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such law.

ARTICLE II.

DETERMINATION OF REALIZED TAX BENEFIT

Section 2.1 Basis Adjustments; Amneal LLC 754 Election.

(a) Basis Adjustments. The Parties acknowledge and agree that (A) each Redemption shall be treated as a direct purchase of Units by the Corporation from the applicable Member pursuant to Section 707(a)(2)(B) of the

Code and (B) each Exchange will give rise to Basis Adjustments. For the avoidance of doubt, payments made under this Agreement shall not be treated as resulting in a Basis Adjustment to the extent such payments are treated as Imputed Interest or Default Rate Interest. Further, the Parties intend that Basis Adjustments be calculated in accordance with Treasury Regulations Section 1.743-1.

(b) Amneal LLC Section 754 Election. In its capacity as the sole managing member of Amneal LLC, the Corporation will ensure that, on and after the date hereof and continuing throughout the term of this Agreement, Amneal LLC and each of its direct and indirect subsidiaries (including any successors to Amneal LLC and its direct and indirect subsidiaries arising as a result of terminations occurring pursuant to Section 708(b)(1)(B) of the Code) that is treated as a partnership for U.S. federal income tax purposes will have in effect an election under Section 754 of the Code (and under any similar provisions of applicable U.S. state or local law) for each Taxable Year; provided that with respect to any direct or indirect subsidiary of Amneal LLC that is treated as a partnership for U.S. federal income tax purposes for which the Corporation or any of its subsidiaries do not have the authority under the governing documents of such subsidiary to cause or are otherwise prohibited from causing such subsidiary to have in effect an election under Section 754 of the Code (or under any similar provisions of applicable U.S. state or local law), the Corporation shall only be required to take commercially reasonable efforts to cause such subsidiary to have such an election in effect.

Section 2.2 Basis Schedules. Within ninety (90) calendar days after the filing of the U.S. federal income Tax Return of the Corporation for each relevant Taxable Year, the Corporation shall, at its own expense, prepare, with assistance from the Advisory Firm, and deliver to the Members a schedule (the “Basis Schedule”) that shows, in reasonable detail as necessary in order to understand the calculations performed under this Agreement: (a) the Basis Adjustments with respect to the Reference Assets as a result of the relevant Exchanges effected in such Taxable Year, calculated (I) in the aggregate (including, for the avoidance of doubt, Exchanges by all Members) and (II) solely with respect to Exchanges by the applicable Member; (b) the period (or periods) over which the Reference Assets are amortizable and/or depreciable; and (c) the period (or periods) over which each Basis Adjustment is amortizable and/or depreciable. The Basis Schedule will become final and binding on the Parties pursuant to the procedures set forth in Section 2.4(a) and may be amended by the Parties pursuant to the procedures set forth in Section 2.4(b).

Section 2.3 Tax Benefit Schedules.

(a) Tax Benefit Schedule. Within ninety (90) calendar days after the filing of the U.S. federal income Tax Return of the Corporation for any Taxable Year in which there is a Realized Tax Benefit or Realized Tax Detriment, the Corporation shall, at its own expense, prepare, with assistance from the Advisory Firm, and deliver to the Members a schedule showing, in reasonable detail, the calculation of the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year (a “Tax Benefit Schedule”). The Tax Benefit Schedule will become final and binding on the Parties pursuant to the procedures set forth in Section 2.4(a), and may be amended by the Parties pursuant to the procedures set forth in Section 2.4(b).

(b) Applicable Principles. Subject to the provisions of this Agreement, the Realized Tax Benefit or Realized Tax Detriment for each Taxable Year is intended to measure the decrease or increase in the Actual Tax Liability of the Corporation for such Taxable Year attributable to the Basis Adjustments and Imputed Interest, as determined using a “with and without” methodology described in Section 2.4(a). Carryovers or carrybacks of any tax item attributable to any Basis Adjustment or Imputed Interest shall be considered to be subject to the rules of the Code and the Treasury Regulations or the appropriate provisions of U.S. state and local tax law, as applicable, governing the use, limitation and expiration of carryovers or carrybacks of the relevant type. If a carryover or carryback of any tax item includes a portion that is attributable to a Basis Adjustment or Imputed Interest (a “TRA Portion”) and another portion that is not (a “Non-TRA Portion”), such portions shall be considered to be used in accordance with the “with and without” methodology so that: (i) the amount of any Non-TRA Portion is deemed utilized first, followed by the amount of any TRA Portion (with the TRA Portion being applied on a proportionate basis consistent with the provisions of Section 3.3(a)); and (ii) in the case of a carryback of a Non-TRA Portion, such carryback shall not affect the original “with and without” calculation made in the prior Taxable Year. The Parties agree that, subject to the second to last sentence of Section 2.1(a), all Tax Benefit Payments attributable to an Exchange will be treated as subsequent upward purchase price adjustments that give rise to further Basis Adjustments for the Corporation beginning in the Taxable Year of payment, and as a result, such additional Basis Adjustments will be incorporated into such Taxable Year continuing for future Taxable Years until any incremental Basis Adjustment benefits with respect to a Tax Benefit Payment equals an immaterial amount.

Section 2.4 Procedures; Amendments.

(a) Procedures. Each time the Corporation delivers an applicable Schedule to the Members under this Agreement, including any Amended Schedule delivered pursuant to Section 2.4(b), but excluding any Early Termination Schedule or amended Early Termination Schedule delivered pursuant to the procedures set forth in Section 4.2, the Corporation shall also, at its own expense: (x) deliver supporting schedules and work papers, as determined in good faith by the Corporation or as reasonably requested by any Member, that provide a reasonable level of detail regarding the data and calculations that were relevant for purposes of preparing the Schedule; (y) deliver an Advisory Firm Letter supporting such Schedule (or, if the Advisory Firm cannot as a general matter of such Advisory Firm’s internal policies deliver Advisory Firm Letters, a Corporation Letter); and (z) allow the Members and their advisors to have reasonable access to the appropriate representatives, as determined in good faith by the Corporation or as reasonably requested by the Members, at the Corporation and the Advisory Firm in connection with a review of such Schedule. Without limiting the generality of the preceding sentence, the Corporation shall ensure that any Tax Benefit Schedule that is delivered to the Members, along with any supporting schedules and work papers, provides a reasonably detailed presentation of the calculation of the Actual Tax Liability of the Corporation for the relevant Taxable Year (the “with” calculation) and the Hypothetical Tax Liability of the Corporation for such Taxable Year (the “without” calculation), and identifies any material assumptions or operating procedures or principles that were used for purposes of such calculations. An applicable Schedule or amendment thereto shall become final and binding on the Parties thirty (30) calendar days from the date on which the Members first received the applicable Schedule or amendment thereto unless:

(i) a Member within thirty (30) calendar days after receiving the applicable Schedule or amendment thereto, provides the Corporation with written notice of a material objection to such Schedule that is made in good faith and that sets forth in reasonable detail such Member’s material objection (an “Objection Notice”); or

(ii) each Member provides a written waiver of its right to deliver an Objection Notice within the time period described in clause (i) above, in which case such Schedule or amendment thereto becomes binding on the date the waiver from all Members is received by the Corporation.

In the event that a Member timely delivers an Objection Notice pursuant to clause (i) above, and if the Parties, for any reason, are unable to successfully resolve the issues raised in the Objection Notice within thirty (30) calendar days after receipt by the Corporation of the Objection Notice, the Corporation and the Member shall employ the reconciliation procedures as described in Section 7.9 of this Agreement (the “Reconciliation Procedures”). Notwithstanding anything to the contrary herein, to the extent that supporting schedules or work papers are requested pursuant to this Section 2.4(a) by a Member that (x) was not a member of Amneal LLC as of the date hereof, (y) does not hold directly or indirectly, together with Persons under common control with such Member, on an aggregate basis, at least five percent (5%) of the outstanding Units on the date of such Member’s request and (z) would not be entitled to receive directly or indirectly, together with Persons under common control with such Member, on an aggregate basis, at least five percent (5%) of the aggregate amount of all Early Termination Payments payable to all Members hereunder if the Corporation exercised its right of early termination on the date of such Member’s request, the cost of preparing such supporting schedules or work papers shall be borne solely by such requesting Member by set-off against the next Tax Benefit Payment to be made to such requesting Member pursuant to Section 3.1(a).

(b) Amended Schedule. The applicable Schedule for any Taxable Year may be amended from time to time by the Corporation, at its own expense: (i) in connection with a Determination affecting such Schedule; (ii) to correct inaccuracies in the Schedule identified as a result of the receipt of additional factual information relating to a Taxable Year after the date the Schedule was originally provided to the Members; (iii) to comply with an Expert’s determination under the Reconciliation Procedures applicable to this Agreement; (iv) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to a carryback or carryforward of a loss or other Tax item to such Taxable Year; (v) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to an amended Tax Return filed for such Taxable Year; or (vi) to adjust a Basis Schedule to take into account any Tax Benefit Payments made pursuant to this Agreement (any such Schedule, an “Amended Schedule”).

ARTICLE III.

TAX BENEFIT PAYMENTS

Section 3.1 Timing and Amount of Tax Benefit Payments.

(a) Timing of Payments. Subject to Sections 3.2 and 3.3, within three (3) Business Days following the date on which each Tax Benefit Schedule that is required to be delivered by the Corporation to the Members pursuant to Section 2.3(a) of this Agreement becomes final in accordance with Section 2.4(a) of this Agreement (such date, the “Final Payment Date” in respect of any Tax Benefit Payment), the Corporation shall pay to each relevant Member the Tax Benefit Payment as determined pursuant to Section 3.1(b). Each such Tax Benefit Payment shall be made by wire transfer of immediately available funds to the bank account previously designated by such Members or as otherwise agreed by the Corporation and such Members. For the avoidance of doubt, the Members shall not be required under any circumstances to return any portion of any Tax Benefit Payment previously paid by the Corporation to the Members (including any portion of any Early Termination Payment). Notwithstanding anything herein to the contrary, at the election of a Member, the aggregate Tax Benefit Payments in respect of an Exchange (other than amounts accounted for as interest under the Code) shall not exceed an amount specified by the exchanging Member in the notice described in the following sentence. The election described in the prior sentence shall be made by an exchanging Member by providing written notice to the Corporation, as described in Section 7.1, no later than the last day of such Member’s taxable year that includes such Exchange.

(b) Amount of Payments. For purposes of this Agreement, a “Tax Benefit Payment” with respect to any Member means an amount, not less than zero, equal to the sum of: (i) the Net Tax Benefit that is Attributable to such Member and (ii) the Actual Interest Amount.

(i) Attributable. A Net Tax Benefit is “Attributable” to a Member to the extent that it is derived from any Basis Adjustment or Imputed Interest that is attributable to an Exchange undertaken by or with respect to such Member.

(ii) Net Tax Benefit. The “Net Tax Benefit” Attributable to a Member for a Taxable Year equals the amount of the excess, if any, of (x) 85% of the Cumulative Net Realized Tax Benefit Attributable to such Member as of the end of such Taxable Year over (y) the aggregate amount of all Tax Benefit Payments previously made to such Member under this Section 3.1. For the avoidance of doubt, if the Cumulative Net Realized Tax Benefit that is Attributable to a Member as of the end of any Taxable Year is less than the aggregate amount of all Tax Benefit Payments previously made to such Member, such Member shall not be required to return any portion of any Tax Benefit Payment previously made by the Corporation to such Member.

(iii) Cumulative Net Realized Tax Benefit. The “Cumulative Net Realized Tax Benefit” for a Taxable Year equals the cumulative amount of Realized Tax Benefits for all Taxable Years of the Corporation, up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriments for the same period. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be determined based on the most recent Tax Benefit Schedule or Amended Schedule, if any, in existence at the time of such determination.

(iv) Realized Tax Benefit. The “Realized Tax Benefit” for a Taxable Year equals the excess, if any, of the Hypothetical Tax Liability over the Actual Tax Liability for such Taxable Year. If all or a portion of the Actual Tax Liability for such Taxable Year arises as a result of an audit or similar proceeding by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Benefit unless and until there has been a Determination.

(v) Realized Tax Detriment. The “Realized Tax Detriment” for a Taxable Year equals the excess, if any, of the Actual Tax Liability over the Hypothetical Tax Liability for such Taxable Year. If all or a portion of the Actual Tax Liability for such Taxable Year arises as a result of an audit or similar proceeding by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination.

(vi) Imputed Interest. The principles of Sections 1272, 1274, or 483 of the Code, as applicable, and the principles of any similar provision of U.S. state and local law, will apply to cause a portion of any Tax Benefit Payment payable by the Corporation to a Member under this Agreement to be treated as imputed interest (“Imputed Interest”). For the avoidance of doubt, the deduction for the amount of Imputed Interest as determined with respect to any Tax Benefit Payment payable by the Corporation to a Member shall be excluded in determining the Hypothetical Tax Liability of the Corporation for purposes of calculating Realized Tax Benefits and Realized Tax Detriments pursuant to this Agreement.

(vii) Actual Interest Amount. The “Actual Interest Amount” calculated in respect of the Net Tax Benefit for a Taxable Year will equal the amount of any Extension Rate Interest.

(viii) Extension Rate Interest. The amount of “Extension Rate Interest” calculated in respect of the Net Tax Benefit (including previously accrued Imputed Interest) for a Taxable Year will equal interest calculated at the Agreed Rate from the due date (without extensions) for filing the U.S. federal income Tax Return of the Corporation for such Taxable Year until the date on which the Corporation makes a timely Tax Benefit Payment to the Member on or before the Final Payment Date as determined pursuant to Section 3.1(a).

(ix) Default Rate Interest. In the event that the Corporation does not make timely payment of all or any portion of a Tax Benefit Payment to a Member on or before the Final Payment Date as determined pursuant to Section 3.1(a), the amount of “Default Rate Interest” calculated in respect of the Net Tax Benefit (including previously accrued Imputed Interest and Extension Rate Interest) for a Taxable Year will equal interest calculated at the Default Rate from the Final Payment Date for a Tax Benefit Payment as determined pursuant to Section 3.1(a) until the date on which the Corporation makes such Tax Benefit Payment to such Member. For the avoidance of doubt, any deduction for any Default Rate Interest as determined with respect to any Net Tax Benefit payable by the Corporation to a Member shall be included in the Hypothetical Tax Liability of the Corporation for purposes of calculating Realized Tax Benefits and Realized Tax Detriments pursuant to this Agreement.

(x) Except as provided in an election, if any, made pursuant to Section 3.1(a), the Corporation and the Members hereby acknowledge and agree that, as of the date of this Agreement and as of the date of any future Exchange that may be subject to this Agreement, the aggregate value of the Tax Benefit Payments cannot be reasonably ascertained for U.S. federal income or other applicable tax purposes.

(c) Interest. The provisions of Section 3.1(b) are intended to operate so that interest will effectively accrue in respect of the Net Tax Benefit for any Taxable Year as follows:

(i) first, at the applicable rate used to determine the amount of Imputed Interest under the Code (from the relevant Exchange Date until the due date (without extensions) for filing the U.S. federal income Tax Return of the Corporation for such Taxable Year);

(ii) second, at the Agreed Rate in respect of any Extension Rate Interest (from the due date (without extensions) for filing the U.S. federal income Tax Return of the Corporation for such Taxable Year until the Final Payment Date for a Tax Benefit Payment as determined pursuant to Section 3.1(a)); and

(iii) third, at the Default Rate in respect of any Default Rate Interest (from the Final Payment Date for a Tax Benefit Payment as determined pursuant to Section 3.1(a) until the date on which the Corporation makes the relevant Tax Benefit Payment to a Member).

Section 3.2 No Duplicative Payments. It is intended that the provisions of this Agreement will not result in the duplicative payment of any amount (including interest) that may be required under this Agreement, and the provisions of this Agreement shall be consistently interpreted and applied in accordance with that intent. For purposes of this Agreement, and also for the avoidance of doubt, no Tax Benefit Payment shall be calculated or made in respect of any estimated tax payments, including, without limitation, any estimated U.S. federal income tax payments.

Section 3.3 Pro-Ration of Payments as Between the Members.

(a) Insufficient Taxable Income. Notwithstanding anything in Section 3.1(b) to the contrary, if the aggregate potential Covered Tax benefit of the Corporation as calculated with respect to the Basis Adjustments and Imputed Interest (in each case, without regard to the Taxable Year of origination) is limited in a particular Taxable Year because the Corporation does not have sufficient actual taxable income, then the available Covered Tax benefit for the Corporation shall be allocated among the Members in proportion to the respective Tax Benefit Payments that would have been payable if the Corporation had in fact had sufficient taxable income so that there had been no such limitation. As an illustration of the intended operation of this Section 3.3(a), if the Corporation had $200 of aggregate potential Covered Tax benefits with respect to the Basis Adjustments and Imputed Interest in a particular Taxable Year (with $50 of such Covered Tax benefits being attributable to Member 1 and $150 of such Covered Tax benefits being attributable to Member 2), such that Member 1 would have potentially been entitled to a Tax Benefit Payment of $42.50 and Member 2 would have been entitled to a Tax Benefit Payment of $127.50 if the Corporation had $200 of taxable income, and if at the same time the Corporation only had $100 of actual taxable income in such Taxable Year, then $25 of the aggregate $100 actual Covered Tax benefit for the Corporation for such Taxable Year would be allocated to Member 1 and $75 of the aggregate $100 actual Covered Tax benefit for the Corporation would be allocated to Member 2, such that Member 1 would receive a Tax Benefit Payment of $21.25 and Member 2 would receive a Tax Benefit Payment of $63.75.

(b) Late Payments. If for any reason the Corporation is not able to timely and fully satisfy its payment obligations under this Agreement in respect of a particular Taxable Year, then Default Rate Interest will begin to accrue pursuant to Section 5.2 and the Corporation and other Parties agree that (i) the Corporation shall pay the Tax Benefit Payments due in respect of such Taxable Year to each Member pro rata in accordance with the principles of Section 3.3(a) and (ii) no Tax Benefit Payment shall be made in respect of any Taxable Year until all Tax Benefit Payments to all Members in respect of all prior Taxable Years have been made in full.

ARTICLE IV.

TERMINATION

Section 4.1 Early Termination of Agreement; Breach of Agreement.

(a) Corporation’s Early Termination Right. With the written approval of a majority of the Independent Directors, the Corporation may completely terminate this Agreement, as and to the extent provided herein, with respect to all amounts payable to the Members pursuant to this Agreement by paying to the Members the Early Termination Payment; provided that Early Termination Payments may be made pursuant to this Section 4.1(a)

only if made in full and simultaneously to all Members that are entitled to such a payment, and provided further, that the Corporation may withdraw any notice to execute its termination rights under this Section 4.1(a) prior to the time at which any Early Termination Payment has been paid. Upon the Corporation’s payment of the Early Termination Payment, the Corporation shall not have any further payment obligations under this Agreement, other than with respect to any: (i) prior Tax Benefit Payments that are due and payable under this Agreement but that still remain unpaid as of the date of the Early Termination Notice; and (ii) current Tax Benefit Payment due for the Taxable Year ending on or including the date of the Early Termination Notice (except to the extent that the amount described in clause (ii) is included in the calculation of the Early Termination Payment). If an Exchange subsequently occurs with respect to Units for which the Corporation has exercised its termination rights under this Section 4.1(a), the Corporation shall have no obligations under this Agreement with respect to such Exchange.

(b) Acceleration Upon Change of Control. In the event of a Change of Control, all obligations hereunder shall be accelerated and such obligations shall be calculated pursuant to this Article IV as if an Early Termination Notice had been delivered on the closing date of the Change of Control and utilizing the Valuation Assumptions by substituting the phrase “the closing date of a Change of Control” in each place where the phrase “Early Termination Effective Date” appears. Such obligations shall include, but not be limited to, (1) the Early Termination Payment calculated as if an Early Termination Notice had been delivered on the closing date of the Change of Control, (2) any Tax Benefit Payments agreed to by the Corporation and the Members as due and payable but unpaid as of the Early Termination Notice and (3) any Tax Benefit Payments due for any Taxable Year ending prior to, with or including the closing date of a Change of Control (except to the extent that any amounts described in clauses (2) or (3) are included in the Early Termination Payment). For the avoidance of doubt, Sections 4.2 and 4.3 shall apply to a Change of Control, mutadis mutandi.

(c) Acceleration Upon Breach of Agreement. In the event that the Corporation materially breaches any of its material obligations under this Agreement, whether as a result of failure to make any payment when due, failure to honor any other material obligation required hereunder, or by operation of law as a result of the rejection of this Agreement in a case commenced under the Bankruptcy Code or otherwise, then all obligations hereunder shall be accelerated and become immediately due and payable upon notice of acceleration from any Member (provided that in the case of any proceeding under the Bankruptcy Code or other insolvency statute, such acceleration shall be automatic without any such notice), and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such notice of acceleration (or, in the case of any proceeding under the Bankruptcy Code or other insolvency statute, on the date of such breach) and shall include, but not be limited to: (i) the Early Termination Payment calculated as if an Early Termination Notice had been delivered on the date of such acceleration; (ii) any prior Tax Benefit Payments that are due and payable under this Agreement but that still remain unpaid as of the date of such acceleration; and (iii) any current Tax Benefit Payment due for the Taxable Year ending with or including the date of such acceleration. Notwithstanding the foregoing, in the event that the Corporation breaches this Agreement and such breach is not a material breach of a material obligation, a Member shall still be entitled to enforce all of its rights otherwise available under this Agreement, including by seeking an acceleration of amounts payable under this Agreement. For purposes of this Section 4.1(c), and subject to the following sentence, the Parties agree that the failure to make any payment due pursuant to this Agreement within thirty (30) days of the relevant Final Payment Date shall be deemed to be a material breach of a material obligation under this Agreement for all purposes of this Agreement, and that it will not be considered to be a material breach of a material obligation under this Agreement to make a payment due pursuant to this Agreement within thirty (30) days of the relevant Final Payment Date. Notwithstanding anything in this Agreement to the contrary, it shall not be a material breach of a material obligation of this Agreement if the Corporation fails to make any Tax Benefit Payment within thirty (30) days of the relevant Final Payment Date to the extent that the Corporation has insufficient funds, or cannot take commercially reasonable actions to obtain sufficient funds, to make such payment; provided that the interest provisions of Section 5.2 shall apply to such late payment (unless the Corporation does not have sufficient funds to make such payment as a result of limitations imposed by any Senior Obligations, in which case Section 5.2 shall apply, but the Default Rate shall be replaced by the Agreed Rate).

Section 4.2 Early Termination Notice. If the Corporation chooses to exercise its right of early termination under Section 4.1 above, the Corporation shall deliver to the Members a notice of the Corporation’s decision to exercise such right (an “Early Termination Notice”) and a schedule (the “Early Termination Schedule”) showing in reasonable detail the calculation of the Early Termination Payment. The Corporation shall also (x) deliver supporting schedules and work papers, as determined in good faith by the Corporation or as reasonably requested by a Member, that provide a reasonable level of detail regarding the data and calculations that were relevant for purposes of preparing the Early Termination Schedule; (y) deliver an Advisory Firm Letter (or, if the Advisory Firm cannot as a general matter of such Advisory Firm’s internal policies deliver Advisory Firm Letters, a Corporation Letter) supporting such Early Termination Schedule; and (z) allow the Members and their advisors to have reasonable access to the appropriate representatives, as determined in good faith by the Corporation or as reasonably requested by any Member, at the Corporation and the Advisory Firm in connection with a review of such Early Termination Schedule. The Early Termination Schedule shall become final and binding on each Party thirty (30) calendar days from the first date on which the Members received such Early Termination Schedule unless:

(i) a Member within thirty (30) calendar days after receiving the Early Termination Schedule, provides the Corporation with notice of a material objection to such Early Termination Schedule made in good faith and setting forth in reasonable detail such Member’s material objection (a “Termination Objection Notice”); or

(ii) each Member provides a written waiver of such right of a Termination Objection Notice within the period described in clause (i) above, in which case such Early Termination Schedule becomes binding on the date the waiver from all Members is received by the Corporation.

In the event that a Member timely delivers a Termination Objection Notice pursuant to clause (i) above, and if the Parties, for any reason, are unable to successfully resolve the issues raised in the Termination Objection Notice within thirty (30) calendar days after receipt by the Corporation of the Termination Objection Notice, the Corporation and such Member shall employ the Reconciliation Procedures. The date on which the Early Termination Schedule becomes final in accordance with this Section 4.2 shall be the “Early Termination Reference Date.”

Section 4.3 Payment Upon Early Termination.

(a) Timing of Payment. Within three (3) Business Days after the Early Termination Reference Date, the Corporation shall pay to each Member an amount equal to the Early Termination Payment for such Member. Such Early Termination Payment shall be made by the Corporation by wire transfer of immediately available funds to a bank account or accounts designated by the Members or as otherwise agreed by the Corporation and the Members.

(b) Amount of Payment. The “Early Termination Payment” payable to a Member pursuant to Section 4.3(a) shall equal the present value, discounted at the Early Termination Rate as determined as of the Early Termination Reference Date, of all Tax Benefit Payments that would be required to be paid by the Corporation to such Member, whether payable with respect to Units that were Exchanged prior to or on the Early Termination Effective Date, or are deemed to be Exchanged on the Early Termination Effective Date pursuant to the Valuation Assumptions, beginning from the Early Termination Effective Date and using the Valuation Assumptions. For the avoidance of doubt, an Early Termination Payment shall be made to each Member, regardless of whether such Member has Exchanged all of its Units as of the Early Termination Effective Date.

ARTICLE V.

SUBORDINATION AND LATE PAYMENTS

Section 5.1 Subordination. Notwithstanding any other provision of this Agreement to the contrary, any Tax Benefit Payment or Early Termination Payment required to be made by the Corporation to the Members under this Agreement shall rank subordinate and junior in right of payment to any principal, interest, or other amounts due and payable in respect of any obligations owed in respect of secured indebtedness for borrowed money of the Corporation and its subsidiaries (“Senior Obligations”) and shall rank pari passu in right of payment with all current or future unsecured obligations of the Corporation that are not Senior Obligations. To the extent that any payment under this Agreement is not permitted to be made at the time payment is due as a result of this Section 5.1 and the terms of the agreements governing Senior Obligations, such payment obligation nevertheless shall accrue for the benefit of the Members and the Corporation shall make such payments at the first opportunity that such payments are permitted to be made in accordance with the terms of the Senior Obligations. For the avoidance of doubt, the Corporation shall use commercially reasonable efforts to cause the terms of the agreements governing Senior Obligations to allow payments to be made under this Agreement.

Section 5.2 Late Payments by the Corporation. The amount of all or any portion of any Tax Benefit Payment or Early Termination Payment not made to any Member when due under the terms of this Agreement, whether as a result of Section 5.1 and the terms of the Senior Obligations or otherwise, shall be payable together with Default Rate Interest, which shall accrue beginning on the Final Payment Date and be computed as provided in Section 3.1(b)(ix).

ARTICLE VI.

TAX MATTERS; CONSISTENCY; COOPERATION

Section 6.1 Participation in the Corporation’s and Amneal LLC’s Tax Matters. Except as otherwise provided herein, and except as provided in Section 9.03 of the LLC Agreement, the Corporation shall have full responsibility for, and sole discretion over, all tax matters concerning the Corporation and Amneal LLC, including without limitation the preparation, filing or amending of any Tax Return and defending, contesting or settling any issue pertaining to taxes. Notwithstanding the foregoing, the Corporation shall notify the Members of, and keep them reasonably informed with respect to, the portion of any tax audit of the Corporation or Amneal LLC, or any of Amneal LLC’s subsidiaries, the outcome of which is reasonably expected to materially affect the Tax Benefit Payments payable to any Member under this Agreement, and the Member Representative, shall have the right to participate in and to monitor at its own expense (but, for the avoidance of doubt, not to control) any such portion of any such Tax audit; provided that the Corporation shall not settle or fail to contest any issue pertaining to Covered Taxes that is reasonably expected to materially adversely affect any Member’s rights or obligations under this Agreement (including the amount or timing of any payment made hereunder) without the prior written consent of the Member Representative. In addition to the foregoing, the Corporation shall not take any action outside the ordinary course of business (other than exercising its early termination right under Section 4.1(a)) a principal purpose of which is to minimize Tax Benefit Payments determined in accordance with this Agreement; provided, that for the avoidance of doubt, nothing in this sentence shall be construed to in any way limit or otherwise prohibit the Corporation from exercising its rights pursuant to this Agreement (including, for the avoidance of doubt, this Section 6.1).

Section 6.2 Consistency. All calculations and determinations made hereunder, including, without limitation, any Basis Adjustments, the Schedules, and the determination of any Realized Tax Benefits or Realized Tax Detriments, shall be made in accordance with the elections, methodologies or positions taken by the Corporation and Amneal LLC on their respective Tax Returns. Each Member shall prepare its Tax Returns in a manner that is consistent with the terms of this Agreement, and any related calculations or determinations that are made hereunder, including, without limitation, the terms of Section 2.1 of this Agreement and the Schedules provided to the Members under this Agreement. In the event that an Advisory Firm is replaced with another Advisory Firm acceptable to the Audit Committee, such replacement Advisory Firm shall perform its services under this Agreement using procedures and methodologies consistent with the previous Advisory Firm, unless otherwise required by law or unless the Corporation and all of the Members agree to the use of other procedures and methodologies.

Section 6.3 Cooperation.

(a) Each Member shall (i) furnish to the Corporation in a timely manner such information, documents and other materials as the Corporation may reasonably request for purposes of making any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return or contesting or defending any audit, examination or controversy with any Taxing Authority, (ii) make itself available to the Corporation and its representatives to provide explanations of documents and materials and such other information as the Corporation or its representatives may reasonably request in connection with any of the matters described in clause (i) above, and (iii) reasonably cooperate in connection with any such matter. For the avoidance of doubt, no provision of this Agreement shall be construed to require any Member to provide any other party any right to access or review any Tax Return, tax work papers, or other proprietary or confidential information of such Member.

(b) The Corporation shall reimburse the Members for any reasonable and documented out-of-pocket costs and expenses incurred pursuant to Section 6.3(a).

Section 6.4 Approvals.

(a) Neither the Corporation, Amneal LLC nor any direct or indirect subsidiary of Amneal LLC that is treated as a partnership or is disregarded as separate from its owner for U.S. federal income tax purposes shall sell, exchange or otherwise dispose of any asset held on or prior to the Closing Date by Amneal LLC or any entity that was a subsidiary of Amneal LLC prior to the Closing Date in any twelve (12) month period if, following such disposition, the cumulative “amount realized” (as that term is defined in Section 1001 of the Code) from all such dispositions during such twelve (12) month period would be in excess of $40,000,000, unless (i) the Membership Representative provides its prior written consent to such transaction (which consent may be granted or withheld in the Member Representative’s sole discretion) or (ii) the Corporation agrees to use its best efforts to ensure that, during the taxable periods in which any Member is allocated gain attributable to such transaction, each such Member receives distributions pursuant to Section 4.01(b) of the LLC Agreement equal to its Assumed Tax Liability.

(b) Neither the Corporation, Amneal LLC nor any of their respective Affiliates shall make a Subsequent Acquisition if the Subsequent Acquisition Tax Benefits from such Subsequent Acquisition and all prior Subsequent Acquisitions could, in the aggregate, reasonably be expected to materially adversely affect any Member’s rights or obligations under this Agreement (including the amount or timing of any payment made hereunder) without the prior written consent of the Member Representative, which consent may be granted or withheld in the Member Representative’s sole discretion.

(c) Neither the Corporation nor any of its subsidiaries shall enter into any additional agreement providing rights similar to this Agreement to any Person (including any agreement pursuant to which the Corporation is obligated to pay amounts with respect to tax benefits resulting from any net operating losses or other tax attributes to which the Corporation becomes entitled as a result of a transaction) without the prior written consent of the Member Representative (such consent not to be unreasonably withheld, conditioned or delayed), unless all payments to be made by the Corporation or any of its subsidiaries pursuant to such agreement are expressly subordinate in right of payment to all payments to be made hereunder.

Section 6.5 Tax Attributes. All net operating losses and other tax attributes of the Corporation (or any predecessor thereof), or of any affiliated group that files a consolidated U.S. federal income tax return (and any consolidated, combined, unitary or similar state tax group) and of which the Corporation (or any predecessor thereof) was the parent on or prior to the Closing Date shall, to the maximum extent permitted by applicable law, be carried back to taxable periods ending on or prior to the Closing Date.

ARTICLE VII.

MISCELLANEOUS

Section 7.1 Notices. All notices, requests, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by courier service, by fax, by electronic mail (delivery receipt requested) or by certified or registered mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be as specified in a notice given in accordance with this Section 7.1). All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

If to the Corporation, to:

Amneal Pharmaceuticals, Inc.

400 Crossing Boulevard, 3rd Floor

Bridgewater, New Jersey 08807

Attn: Sheldon Hirt

E-mail: shirt@amneal.com

with a copy (which shall not constitute notice to the Corporation) to:

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

Attn: Charles K. Ruck and R. Scott Shean

E-mail: charles.ruck@lw.com and scott.shean@lw.com

If to a Member, the address, facsimile number and e-mail address specified on such Member’s signature page to this Agreement

Any Party may change its address, fax number or e-mail address by giving each of the other Parties written notice thereof in the manner set forth above.

Section 7.2 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery of an executed signature page to this Agreement by facsimile transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 7.3 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware, without regard to the conflicts of laws principles thereof that would mandate the application of the laws of another jurisdiction.

Section 7.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 7.6 Assignments; Amendments; Successors; No Waiver.

(a) Assignment. Each Member may, at any time, assign, sell, alienate, transfer pledge or hypothecate its interest in this Agreement in whole or in part, including the right to receive any payments to be made pursuant to this Agreement, to any Person, provided, however, that no Member may assign, sell, pledge, or otherwise alienate or transfer any interest in this Agreement, including the right to receive any Tax Benefit Payments under this Agreement, to any Person without such Person executing and delivering a Joinder agreeing to succeed to the applicable portion of such Member’s interest in this Agreement and to become a Party for all purposes of this Agreement (the “Joinder Requirement”). For the avoidance of doubt, if a Member transfers Units in accordance with the terms of the LLC Agreement but does not assign to the transferee of such Units its rights under this Agreement with respect to such transferred Units, such Member shall continue to be entitled to receive the Tax Benefit Payments arising in respect of a subsequent Exchange of such Units. The Corporation may not assign any of its rights or obligations under this Agreement to any Person without the prior written consent of the Member Representative (and any purported assignment without such consent shall be null and void).

(b) Amendments. No provision of this Agreement may be amended unless such amendment is approved in writing by the Corporation and the Member Representative; provided that amendment of the definition of Change of Control will also require the written approval of a majority of the Independent Directors.

(c) Successors. All of the terms and provisions of this Agreement shall be binding upon, and shall inure to the benefit of and be enforceable by, the Parties hereto and their respective successors, assigns, heirs, executors, administrators and legal representatives. The Corporation shall require and cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Corporation, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Corporation would be required to perform if no such succession had taken place.

(d) Waiver. No provision of this Agreement may be waived unless such waiver is in writing and signed by the Party against whom the waiver is to be effective. No failure by any Party to insist upon the strict performance of any covenant, duty, agreement, or condition of this Agreement, or to exercise any right or remedy consequent upon a breach thereof, shall constitute a waiver of any such breach or any other covenant, duty, agreement, or condition.

Section 7.7 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

Section 7.8 Resolution of Disputes.

(a) Except for Reconciliation Disputes subject to Section 7.9, any and all disputes which cannot be settled after substantial good-faith negotiation, including any ancillary claims of any Party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement (including the validity, scope and enforceability of this arbitration provision) (each a “Dispute”) shall be finally resolved by arbitration in accordance with the International Institute for Conflict Prevention and Resolution Rules for Non-Administered Arbitration by a panel of three arbitrators, of which the Corporation shall designate one arbitrator and the Members party to such Dispute shall designate one arbitrator in accordance with the “screened” appointment procedure provided in Resolution Rule 5.4. The arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. §§ 1 et seq., and judgment upon the award rendered by the arbitrators may be entered by any court having jurisdiction thereof. The place of the arbitration shall be New York City, New York.

(b) Notwithstanding the provisions of paragraph (a), any Party may bring an action or special proceeding in any court of competent jurisdiction for the purpose of compelling another Party to arbitrate, seeking temporary or preliminary relief in aid of an arbitration hereunder, and/or enforcing an arbitration award and, for the purposes of this paragraph (b), each Party (i) expressly consents to the application of paragraph (c) of this Section 7.8 to any such action or proceeding, and (ii) agrees that proof shall not be required that monetary damages for breach of the provisions of this Agreement would be difficult to calculate and that remedies at law would be inadequate. For the avoidance of doubt, this Section 7.8 shall not apply to Reconciliation Disputes to be settled in accordance with the procedures set forth in Section 7.9.

(c) Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of Section 7.9, or a Dispute within the meaning of this Section 7.8, shall be decided and resolved as a Dispute subject to the procedures set forth in this Section 7.8.

Section 7.9 Reconciliation. In the event that the Corporation and any Member are unable to resolve a disagreement with respect to a Schedule (other than an Early Termination Schedule) prepared in accordance with the procedures set forth in Section 2.4, with respect to an Early Termination Schedule prepared in accordance with the procedures set forth in Section 4.2, or with respect to withholding pursuant to Schedule 7.10, within the relevant time period designated in this Agreement (a “Reconciliation Dispute”), the Reconciliation Dispute shall be submitted for determination to a nationally recognized expert (the “Expert”) in the particular area of disagreement mutually acceptable to both Parties. The Expert shall be a partner or principal in a nationally recognized accounting firm, and unless the Corporation and such Member agree otherwise, the Expert shall not, and the firm that employs the Expert shall not, have any material relationship with the Corporation or such Member or other actual or potential conflict of interest. If the Parties are unable to agree on an Expert within fifteen (15) calendar days of receipt by the respondent(s) of written notice of a Reconciliation Dispute, the selection of an Expert shall be treated as a Dispute subject to Section 7.8 and an arbitration panel shall pick an Expert from a nationally recognized accounting firm that does not have any material relationship with the Corporation or such Member or other actual or potential conflict of interest. The Expert shall resolve any matter relating to the Basis Schedule or an amendment thereto, or the Early Termination Schedule or an amendment thereto within thirty (30) calendar days and shall resolve any matter relating to a Tax Benefit Schedule or an amendment thereto within fifteen (15) calendar days or as soon thereafter as is reasonably practicable, in each case after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement would be due (in the absence of such disagreement) or any Tax Return reflecting the subject of a disagreement is due, the undisputed amount shall be paid on the date prescribed by this Agreement and such Tax Return may be filed as prepared by the Corporation, subject to adjustment or amendment upon resolution. The costs and expenses relating to the engagement of such Expert or amending any Tax Return shall be borne by the Corporation except as provided in the next sentence. The Corporation and the Member shall bear their own costs and expenses of such proceeding, unless (i) the Expert adopts the Member’s position, in which case the Corporation shall reimburse the Member for any reasonable and documented out-of-pocket costs and expenses in such proceeding, or (ii) the Expert adopts the Corporation’s position, in which case the Member shall reimburse the Corporation for any reasonable and documented out-of-pocket costs and expenses in such proceeding. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 7.9 shall be binding on the Corporation and the Member and may be entered and enforced in any court having competent jurisdiction.

Section 7.10 Withholding. The Corporation shall be entitled to deduct and withhold from any payment that is payable to any Member pursuant to this Agreement such amounts as the Corporation is required to deduct and withhold with respect to the making of such payment under the Code. If the Corporation becomes aware of any such requirement to so deduct and withhold from any payment to a Member, the Corporation shall (i) provide such Member with written notice of the amount of and applicable law requiring such withholding at least ten (10) calendar days prior to making such deduction and withholding, (ii) provide the Member with all related tax documentation that such Member reasonably requests and (iii) use commercially reasonable efforts to obtain exemptions from, or reductions of, any amounts to be withheld. In the event that the Corporation and such

Member, for any reason, disagree as to the amount to be withheld and deducted and are unable to resolve such disagreement at least five (5) calendar days prior to the date on which the Corporation would so deduct and withhold, the Corporation and the Member shall employ the Reconciliation Procedures. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by the Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid by the Corporation to the relevant Member. Each Member shall promptly provide the Corporation with any applicable tax forms and certifications reasonably requested by the Corporation in connection with determining whether any such deductions and withholdings are required under the Code.

Section 7.11 Admission of the Corporation into a Consolidated Group; Transfers of Corporate Assets.

(a) If the Corporation is or becomes a member of an affiliated, consolidated or unitary group of corporations that files a consolidated income Tax Return pursuant to Section 1501 or other applicable Sections of the Code governing affiliated or consolidated groups, or any similar provisions of U.S. state or local tax law, then: (i) the provisions of this Agreement shall be applied with respect to the group as a whole; and (ii) Tax Benefit Payments, Early Termination Payments, and other applicable items hereunder shall be computed with reference to the consolidated taxable income of the group as a whole.

(b) If any entity that is obligated to make a Tax Benefit Payment or Early Termination Payment hereunder transfers one or more assets to a corporation (or a Person classified as a corporation for U.S. income tax purposes) with which such entity does not file a consolidated Tax Return pursuant to Section 1501 of the Code, such entity, for purposes of calculating the amount of any Tax Benefit Payment or Early Termination Payment due hereunder, shall be treated as having disposed of such asset in a fully taxable transaction on the date of such contribution. The consideration deemed to be received by such entity shall be equal to the fair market value of the contributed asset. For purposes of this Section 7.11, a transfer of a partnership interest shall be treated as a transfer of the transferring partner’s share of each of the assets and liabilities of that partnership.

Section 7.12 Confidentiality. Each Member and its assignees acknowledges and agrees that the information of the Corporation is confidential and, except in the course of performing any duties as necessary for the Corporation and its Affiliates, as required by law or legal process or to enforce the terms of this Agreement, such Person shall keep and retain in the strictest confidence and not disclose to any Person any confidential matters, acquired pursuant to this Agreement, of the Corporation and its Affiliates and successors, learned by any Member heretofore or hereafter, provided that, each Member acknowledges and agrees that such Member shall, except as otherwise provided by applicable law, keep and retain in the strictest confidence and not disclose to any Person that is not a Member any confidential matters contained in supporting schedules or work papers provided to such Member pursuant to Section 2.4(a) this Agreement. This Section 7.12 shall not apply to (i) any information that has been made publicly available by the Corporation or any of its Affiliates, becomes public knowledge (except as a result of an act of any Member in violation of this Agreement) or is generally known to the business community, (ii) the disclosure of information to the extent necessary for a Member to prosecute or defend claims arising under or relating to this Agreement, and (iii) the disclosure of information to the extent necessary for a Member to prepare and file its Tax Returns, to respond to any inquiries regarding the same from any Taxing Authority or to prosecute or defend any action, proceeding or audit by any Taxing Authority with respect to such Tax Returns. Notwithstanding anything to the contrary herein, the Members and each of their assignees (and each employee, representative or other agent of the Members or their assignees, as applicable) may disclose at their discretion to any and all Persons, without limitation of any kind, the tax treatment and tax structure of the Corporation, the Members and any of their transactions, and all materials of any kind (including tax opinions or other tax analyses) that are provided to the Members relating to such tax treatment and tax structure. If a Member or an assignee commits a breach, or threatens to commit a breach, of any of the provisions of this Section 7.12, the Corporation shall have the right and remedy to have the provisions of this Section 7.12 specifically enforced by injunctive relief or otherwise by any court of competent jurisdiction without the need to post any bond or other security, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to the Corporation or any of its subsidiaries and that money damages alone shall not provide an adequate remedy to such Persons. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available at law or in equity.

Section 7.13 Change in Law. Notwithstanding anything herein to the contrary, if, in connection with an actual or proposed change in law, a Member reasonably believes that the existence of this Agreement could cause income (other than income arising from receipt of a payment under this Agreement) recognized by such Member (or direct or indirect equity holders in such Member) in connection with any Exchange to be treated as ordinary income rather than capital gain (or otherwise taxed at ordinary income rates) for U.S. federal income tax purposes or would have other material adverse tax consequences to such Member (or any direct or indirect owner of such Member), then at the written election of such Member in its sole discretion (in an instrument signed by such Member and delivered to the Corporation) and to the extent specified therein by such Member, this Agreement shall cease to have further effect with respect to such Member and shall not apply to an Exchange with respect to the Units of such Member occurring after a date specified by such Member, or may be amended in a manner reasonably determined by such Member, provided that (i) such amendment shall not result in an increase in any payments owed by the Corporation under this Agreement at any time as compared to the amounts and times of payments that would have been due in the absence of such amendment and (ii) the Member Representative consents in writing to such amendment, such consent not to be unreasonably withheld, conditioned or delayed.

Section 7.14 Interest Rate Limitation. Notwithstanding anything to the contrary contained herein, the interest paid or agreed to be paid hereunder with respect to amounts due to any Member hereunder shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the “Maximum Rate”). If any Member shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the Tax Benefit Payment or Early Termination Payment, as applicable (but in each case exclusive of any component thereof comprising interest) or, if it exceeds such unpaid non-interest amount, refunded to the Corporation. In determining whether the interest contracted for, charged, or received by any Member exceeds the Maximum Rate, such Member may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the payment obligations owed by the Corporation to such Member hereunder. Notwithstanding the foregoing, it is the intention of the Parties to conform strictly to any applicable usury laws.

Section 7.15 Independent Nature of Rights and Obligations. The rights and obligations of each Member hereunder are several and not joint with the rights and obligations of any other Person. A Member shall not be responsible in any way for the performance of the obligations of any other Person hereunder, nor shall a Member have the right to enforce the rights or obligations of any other Person hereunder (other than the Corporation). The obligations of a Member hereunder are solely for the benefit of, and shall be enforceable solely by, the Corporation. Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by any Member pursuant hereto or thereto, shall be deemed to constitute the Members acting as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Members are in any way acting in concert or as a group with respect to such rights or obligations or the transactions contemplated hereby, and the Corporation acknowledges that the Members are not acting in concert or as a group and will not assert any such claim with respect to such rights or obligations or the transactions contemplated hereby.

[Signature Page Follows This Page]

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Agreement as of the date first written above.

AMNEAL PHARMACEUTICALS, INC.

By:
Name:
Title:

AMNEAL PHARMACEUTICALS LLC

By:
Name:
Title:

[MEMBERS]

Exhibit A

FORM OF JOINDER AGREEMENT

This JOINDER AGREEMENT, dated as of                     , 20     (this “Joinder”), is delivered pursuant to that certain Tax Receivable Agreement, dated as of [●] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Tax Receivable Agreement”) by and among Amneal Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”), Amneal Pharmaceuticals LLC, a Delaware limited liability company (“Amneal LLC”), and each of the Members from time to time party thereto. Capitalized terms used but not otherwise defined herein have the respective meanings set forth in the Tax Receivable Agreement.

1.	Joinder to the Tax Receivable Agreement. The undersigned hereby represents and warrants to the Corporation that, as of the date hereof, the undersigned has been assigned an interest in the Tax Receivable Agreement from a Member and [●].[1]

2.	Joinder to the Tax Receivable Agreement. Upon the execution of this Joinder by the undersigned and delivery hereof to the Corporation, the undersigned hereby is and hereafter will be a Member under the Tax Receivable Agreement and a Party thereto, with all the rights, privileges and responsibilities of a Member thereunder. The undersigned hereby agrees that it shall comply with and be fully bound by the terms of the Tax Receivable Agreement as if it had been a signatory thereto as of the date thereof.

3.	Incorporation by Reference. All terms and conditions of the Tax Receivable Agreement are hereby incorporated by reference in this Joinder as if set forth herein in full.

4.	Address. All notices under the Tax Receivable Agreement to the undersigned shall be direct to:

[Name]

[Address]

[City, State, Zip Code]

Attn:

Facsimile:

E-mail:

[Signature Page Follows This Page]

[1]	Note to Draft: Language to be added as applicable.

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Joinder as of the day and year first above written.

[NAME OF NEW PARTY]

By:
Name:
Title:

Exhibit A

ANNEX G

Execution Version

JPMORGAN CHASE BANK, N.A. 383 Madison Avenue New York, New York 10179	BANK OF AMERICA, N.A. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED One Bryant Park New York, NY 10036	ROYAL BANK OF CANADA, RBC CAPITAL MARKETS LLC 200 Vesey Street New York, New York 10281

Highly Confidential

November 6, 2017

Amneal Pharmaceuticals LLC

400 Crossing Blvd, 3rd Floor

Bridgewater, NJ 08807-2863

Attention: Jim Mastakas, Sr. VP and CFO

Project Apex

Amended and Restated Commitment Letter

Ladies and Gentlemen:

You have advised JPMorgan Chase Bank, N.A. (“JPMCB”), Bank of America, N.A. (“BANA”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”), Royal Bank of Canada (“Royal Bank”) and RBC Capital Markets1 (together with Royal Bank, “RBCCM” and RBCCM together with JPMCB, BANA and MLPFS, “we” or “us” or the “Commitment Parties” and each a “Commitment Party”), that Amneal Pharmaceuticals LLC, a Delaware limited liability company (“you” or “Atlas”) intends to acquire the company previously identified to us and code named “K2” (the “Company”), and to consummate the other transactions described in Exhibit A hereto. Capitalized terms used but not defined herein have the meanings assigned to them in the Exhibits hereto. This Amended and Restated Commitment Letter (together with the Term Sheets and the other attachments hereto and thereto, the “Commitment Letter”) amends and restates as of the date hereof the Commitment Letter dated as of October 17, 2017 (the “Original Commitment Letter”), by and among you, JPMCB, BANA and MLPFS, and such Original Commitment Letter will be of no further force and effect.

1.	Commitments.

In connection with the Transactions, each of JPMCB, BANA and Royal Bank (collectively, the “Initial Lenders” and each an “Initial Lender”) commits, on a several and not joint basis, to provide the aggregate principal amount of the ABL Facility and the Term Facility set forth opposite its name in the table below upon the terms set forth in the applicable Summary of Principal Terms and Conditions attached hereto as Exhibit B and Exhibit C and subject only to the conditions set forth on Exhibit D hereto.

Initial Lender	ABL Facility	Term Facility
JPMCB	$137,500,000	$1,485,000,000
BANA	$87,500,000	$945,000,000
Royal Bank	$25,000,000	$270,000,000

[1]	RBC Capital Markets is a brand name for the capital markets businesses of Royal Bank of Canada and its affiliates.

2.	Titles and Roles.

(i) Each of JPMCB (acting alone or through or with affiliates selected by it), BANA (acting alone or through or with affiliates selected by it) and RBCCM (acting alone or through or with affiliates selected by it) will act as (i) joint lead arranger and bookrunning manager for each of the Facilities (in such capacities, the “Lead Arrangers” and each a “Lead Arranger”) and (ii) JPMCB (acting alone or through or with affiliates selected by it) will act as sole administrative agent and collateral agent for each of the Facilities (in such capacities, the “Administrative Agent”). For the avoidance of doubt, JPMCB may perform its responsibilities through its affiliate, J.P. Morgan Securities LLC.

JPMCB will appear on the top left of the cover page of all marketing materials for the Facilities and will hold the roles and responsibilities conventionally understood to be associated with such name placement. No other agents, co-agents, lead arrangers, co-arrangers, bookrunners, managers or co-managers will be appointed, no other titles will be awarded and no compensation (other than compensation expressly contemplated by the Commitment Letter and the Fee Letters (as defined below) (the Commitment Letter and the Fee Letters, the “Commitment Papers”)) will be paid in connection with obtaining a commitment under the Facilities unless you and we agree.

3.	Syndication.

The Lead Arrangers reserve the right, prior to or after the execution of the Facilities Documentation, to syndicate all or a portion of the commitments with respect to the Facilities, to a group of banks, financial institutions and other institutional lenders that are identified by the Lead Arrangers in consultation with you and reasonably acceptable to you (such consent not to be unreasonably withheld, conditioned or delayed) (together with the Initial Lenders, the “Lenders”).

The Lead Arrangers will not syndicate to any of the following (collectively, the “Disqualified Lenders”):

(a) those entities identified by you in writing, from time to time prior to or after the completion of general syndication, as competitors of Atlas or its subsidiaries and/or the Company or its subsidiaries;

(b) those banks, financial institutions, other institutional lenders and other persons identified in writing by or on behalf of you or the Company to us from time to time prior to October 17, 2017;

(c) those banks, financial institutions, other institutional lenders and other persons identified in writing by or on behalf of you to us after October 17, 2017 if such designation is reasonably acceptable to the Lead Arrangers; and

(d) any clearly identifiable (solely on the basis of the similarity of its name or as identified in writing by or on behalf of you) affiliate of the entities described in the preceding clauses (a), (b) and (c) (other than, with respect to this clause (d), any bona fide debt fund affiliates thereof).

No Disqualified Lender may become a Lender or have any commitment or right (including any participation right) with respect to any Facility; provided that, to the extent persons are identified as Disqualified Lenders in writing by or on behalf of you to us after October 17, 2017 (or, if after the Closing Date, by or on behalf of you to the Administrative Agent) pursuant to clauses (a) or (c), the inclusion of such persons as Disqualified Lenders will not become effective until the next business day following receipt of such notice, and, in any event, will not apply retroactively to any entity that has (i) acquired an assignment or participation interest, (ii) entered into a trade for either of the foregoing or (iii) become a competitor of Atlas or its subsidiaries and/or the Company or its subsidiaries before such entity is added to the list of Disqualified Lenders. The list of Disqualified Lenders shall be made available to all Lenders upon request. Notwithstanding the Lead Arrangers’ right to syndicate the Facilities and receive commitments with respect thereto (i) no Initial Lender will be relieved, released or novated from its obligations under the Commitment Papers in connection with any syndication, assignment or participation of the Facilities, including its commitments and obligations to fund the Facilities, until after the initial funding under the Facilities on the Closing Date has occurred, (ii) no assignment or novation will become effective (as between you and any Initial Lender) with respect to all or any portion of such Initial Lender’s commitments in respect of the Facilities until the initial funding of the Facilities on the Closing Date has occurred and (iii) unless you otherwise expressly agree in writing, each Initial Lender will retain exclusive control over all rights and obligations with respect to its commitments in respect of the Facilities, including all rights with respect to consents, modifications, supplements, waivers and amendments, until the initial funding under the Facilities has occurred.

The Lead Arrangers intend to commence syndication efforts promptly upon the execution of this Commitment Letter and, as part of its syndication efforts, it is the Lead Arrangers’ intent to have Lenders commit to the Facilities prior to the Closing Date. You agree to use your commercially reasonable efforts to actively assist the Lead Arrangers in completing a Successful Syndication (as defined in the Fee Letter) until the date that is the earlier of (a) the date that is 90 days after the Closing Date and (b) the date on which a Successful Syndication is achieved (such earlier date, the “Syndication Date”). Such assistance will be limited to the following, upon our reasonable request:

(i) your using your commercially reasonable efforts to ensure that any syndication efforts benefit from your existing lending and investment banking relationships and, to the extent practical and appropriate and in all instances not in contravention of the terms of the Acquisition Agreement as in effect on October 17, 2017, the existing lending and investment banking relationships of the Company;

(ii) direct contact between your senior management (and, to the extent practical and appropriate and in all instances not in contravention of the terms of the Acquisition Agreement as in effect on October 17, 2017, your using your commercially reasonable efforts to arrange for direct contact with senior management of the Company) and the proposed Lenders at times and locations to be mutually agreed upon;

(iii) your assistance (and, to the extent practical and appropriate and in all instances not in contravention of the terms of the Acquisition Agreement as in effect on October 17, 2017, your using your commercially reasonable efforts to cause the Company to assist) in the preparation of a customary confidential information memorandum (the “Confidential Information Memorandum”) for the Facilities and other customary marketing materials to be used in connection with the syndication of each of the Facilities;

(iv) your using your commercially reasonable efforts to procure, at your expense, prior to the launch of the general syndication of the Facilities, public ratings (but no specific rating) for the Term Facility from each of Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”) and a public corporate credit rating (but no specific rating) and a public corporate family rating (but no specific rating) for the Borrower after giving effect to the Transactions from each of S&P and Moody’s, respectively;

(v) your providing (and, to the extent practical and appropriate and in all instances not in contravention of the terms of the Acquisition Agreement as in effect on October 17, 2017, using your commercially reasonable efforts to cause the Company to provide) to the Lead Arrangers all customary information reasonably available to you with respect to you, the Company, your and its respective subsidiaries and the Transactions, including financial information and projections of the type customarily included in a “private side” bank book in a form customarily delivered in connection with senior secured bank financings and asset based loan financings of this type to syndicate the Facilities (such projections, together with financial estimates, forecasts, other financial projections and other forward-looking information, the “Projections”), as the Lead Arrangers may reasonably request in connection with the structuring, arrangement or syndication of the Facilities; and

(vi) the hosting, with the Lead Arrangers, of a meeting (or, if reasonably acceptable to you and the Lead Arrangers, a telephone, video or other electronic conference in lieu of such meeting) (and, to the extent practical and appropriate and in all instances not in contravention of the terms of the Acquisition Agreement as in effect on October 17, 2017, your using your commercially reasonable efforts to cause the relevant senior officers of the Company to be available for such meeting (or such other conference in lieu of such meeting, as applicable)) of prospective Lenders at such time and location to be mutually agreed upon.

Until the Syndication Date, you agree to ensure that there will not be any competing issues, offerings, placements, arrangements or syndications of your or your affiliates’ debt securities or your or your affiliates’ syndicated commercial bank or your or your affiliates’ other syndicated credit facilities (and, to the extent practical and appropriate and in all instances not in contravention of the terms of the Acquisition Agreement, to use your commercially reasonable efforts to ensure that there will not be any such competing issues, offerings, placements, arrangements or syndications of the Company or any of its subsidiaries), in each case if such issuance, offering, placement or arrangement would materially impair the primary syndication of the Term Loan Facility prior to the Syndication Date (other than the Facilities and/or any debt of the Company and its subsidiaries not prohibited from being incurred on or prior to the Closing Date or not prohibited from remaining outstanding on or after the Closing Date pursuant to the terms of the Acquisition Agreement).

For the avoidance of doubt, you will not be required to provide any trade secrets or information to the extent that the provision thereof would violate any law, rule or regulation, or any obligation of confidentiality binding upon, or waive any privilege that may be asserted by, you, the Company or any of your or its respective affiliates; provided that in the event that you do not provide information in reliance on this sentence, you will provide notice to the Lead Arrangers promptly upon obtaining knowledge that such information is being withheld and you shall use your commercially reasonable efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable obligation or risk waiver of such privilege.

Neither the commencement nor the completion of any syndication of the Facilities (including the Successful Syndication), nor the receipt of the ratings described above nor compliance with the foregoing provisions of this Section 3, will constitute a condition to any Initial Lender’s commitments hereunder or to the Closing Date. We acknowledge that neither the Company nor its affiliates is restricted from incurring debt or liens prior to the Acquisition, except as specifically set forth in the Acquisition Agreement, and that prior to the date or time on which the Acquisition is consummated pursuant to the terms of the Acquisition Agreement (the “Acquisition Date”), the Company is obligated to assist with respect to the Facilities only to the extent set forth in the Acquisition Agreement, and the extent of such restrictions and assistance (as set forth in the Acquisition Agreement as in effect on October 17, 2017) is acceptable to us. Your obligations under the Commitment Papers to use commercially reasonable efforts to cause the Company, its subsidiaries or their respective management to take (or to refrain from taking) any action is subject to the terms of the Acquisition Agreement and will not require you, under any circumstances, to take any action that is not practical, appropriate or reasonable in light of the circumstances or in contravention of the terms of the Acquisition Agreement, including terminating the Acquisition Agreement.

Except as set forth above, the Lead Arrangers will, in consultation with you, manage all aspects of any syndication of the Facilities, including (a) decisions as to the selection of institutions to be approached, which will exclude Disqualified Lenders, (b) when they will be approached, (c) when their commitments will be accepted, (d) which institutions will participate (which will exclude Disqualified Lenders), (e) the allocation of the commitments among the Lenders, and (f) the amount and distribution of fees among the Lenders.

4.	Information.

You hereby represent and warrant (with respect to information provided by or concerning the Company, its subsidiaries or their respective operations or assets and any third party memoranda or reports furnished to us, to your knowledge), that (a) all written factual information and written factual data (other than (i) the Projections and (ii) information of a general economic or industry nature) (such written information and written data other than that set forth in clauses (i) and (ii) above, the “Information”) that have been or will be made available to the Commitment Parties directly or indirectly by or on behalf of you or the Company, or by any of your or its subsidiaries or representatives, when taken as a whole, does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto) and (b) the Projections that have been or will be made available to the Lead Arrangers by or on behalf of you or the Company, or by any of your or its subsidiaries or representatives, when taken as a whole, have been or will be prepared, when furnished, in good faith based upon assumptions that are believed by you to be reasonable at the time made and at the time any such Projections are delivered to the Lead Arrangers; it being understood by each Commitment Party and each Lead Arranger that (1) Projections are not to be viewed as facts, (2) Projections are subject to significant uncertainties and contingencies, many of which are beyond the control of you or the Company, (3) no assurance can be given that any particular Projections will be realized and (4) actual results may differ and such differences may be material. You agree that, if at any time prior to the later of the Closing Date and the Syndication Date, you become aware that any of the representations and warranties in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will and, to the extent practical and appropriate and in all instances not in contravention of the terms of the Acquisition Agreement as in effect on October 17, 2017, you will use your commercially reasonable efforts to cause the Company to, promptly supplement the Information and the Projections so that such representations and warranties will be correct in all material respects under those circumstances. In arranging and syndicating the Facilities, the Lead Arrangers will be entitled to use and rely on the Information and the Projections without responsibility for independent verification thereof and do not assume responsibility for the accuracy or completeness of the Information or Projections. For the avoidance of doubt, the accuracy of the representations set forth above is not a condition precedent to the commitments hereunder or the funding of the Facilities on the Closing Date.

You acknowledge that (a) we may make available the Information, the Projections and other customary marketing material (including the Confidential Information Memorandum) to a proposed syndicate of Lenders (other than Disqualified Lenders) by posting the Information, the Projections and such other materials on SyndTrak, IntraLinks or another similar electronic system (the “Platform”), in each case, subject to a market standard “click through” or similar confidentiality agreement (reasonably approved by you), and (b) certain Lenders (each, a “Public Lender”) may not wish to receive material non-public information, for the purpose of and as defined under applicable United States federal and state securities laws and regulations, with respect to you, the Company and your and its respective subsidiaries or the securities of any of the foregoing (“material non-public information”). At the request of the Lead Arrangers, you agree to use your commercially reasonable efforts to assist us in preparing an additional version of the Confidential Information Memorandum (the public-side version) to be used by Public Lenders that will include no material non-public information with respect to you, the Company, your and its respective subsidiaries or the securities of any of the foregoing for purposes of United States federal and state securities laws. It is understood that, in connection with the assistance described above, (i) to the extent reasonably requested by the Lead Arrangers, you agree to deliver, and to use your commercially reasonable efforts to cause the Company to deliver, a customary authorization letter to be included in each Confidential Information Memorandum (provided that any representation in such authorization letter, other than with respect to the absence of material non-public information, will be substantially consistent with the representations set forth in the preceding paragraph of this Commitment Letter) that authorizes the distribution of such Confidential Information Memorandum to prospective Lenders (other than Disqualified Lenders) and confirms that the public-side version does not include material non-public information; (ii) each Confidential Information Memorandum will exculpate you, the Company and us and the respective affiliates of the foregoing with respect to any liability related to the use or misuse of the content of such Confidential Information Memorandum or any related marketing material by the recipients thereof; (iii) the public-side version of the Confidential Information Memorandum and information provided to Public Lenders may include the following information, except to the extent you notify us to the contrary (prior to their distribution) and provided that you have been given a reasonable opportunity to review such public-side version and information (prior to their distribution) and comply with U.S. Securities and Exchange Commission disclosure requirements: (A) drafts and final Facilities Documentation, related definitive documentation (if any) and customary marketing term sheets that have been approved by you, (B) administrative materials prepared by the Lead Arrangers for prospective Lenders (such as a lender meeting invitation, allocations and funding and closing memoranda) and (C) notification of changes in the terms of the Facilities; (iv) at our request, you agree to use your commercially reasonable efforts to identify information to be distributed to Public Lenders by clearly and conspicuously marking the same as “PUBLIC”; and (v) we will be entitled to treat any Information, Projections and other materials that are not specifically identified as “PUBLIC” as being suitable for posting only on the portion of the Platform not available to or accessible by Public Lenders.

5.	Fees.

As consideration for the commitments of the Initial Lenders and the Lead Arrangers’ and other agents’ agreements to perform the services described herein, you agree to pay the fees set forth in the Amended and Restated Fee Letter dated the date hereof and delivered in connection with the Facilities (the “Fee Letter”) and the Agency Fee Letter dated the date hereof and delivered in connection with the Facilities (the “Agency Fee Letter” and, together with the Fee Letter, the “Fee Letters”). Once paid, such fees will not be refundable under any circumstances, except as otherwise contemplated by the Fee Letters or agreed in writing by the parties hereto.

6.	Conditions Precedent.

Notwithstanding anything in the Commitment Papers, the Facilities Documentation or any other agreement or undertaking to the contrary, (x) the commitments of the Initial Lenders, the Lead Arrangers’ and other agents’ agreements to perform the services described herein and the availability and the funding of the Facilities on the Closing Date are subject to the satisfaction (or waiver by the Lead Arrangers) of only the conditions precedent set forth on Exhibit D (collectively, the “Financing Conditions”) and (y) the following provisions (collectively, the “Certain Funds Provisions”) will apply:

(i) the only representations and warranties that will be made on the Closing Date and the accuracy of which shall be a condition to the initial availability of the Facilities on the Closing Date will be the Acquisition Agreement Representations and the Specified Representations; provided that a failure of an Acquisition Agreement Representation to be true and correct shall not result in a failure of a condition to the initial availability of the Facilities on the Closing Date or a default under the Facilities Documentation, unless such failure results in a failure of a condition precedent to your (or your affiliates’) obligation to consummate the Acquisition pursuant to the terms of the Acquisition Agreement, or such failure gives you the right (taking into account any applicable cure provisions) to terminate your obligations under the Acquisition Agreement;

(ii) the terms of the Facilities Documentation and the Closing Deliverables will be subject to the Documentation Principles, and in any event will be in a form such that they do not impair the availability or funding of the Facilities on the Closing Date if the Financing Conditions are satisfied (or waived by the Lead Arrangers); it being understood that, to the extent any Collateral (including the creation, attachment or perfection of any security interest) is not or cannot be provided on the Closing Date after your use of your commercially reasonable efforts to do so without undue burden or expense (other than to the extent that a lien on such Collateral may be perfected by (i) the filing of a financing statement under the Uniform Commercial Code or (ii) to the extent such certificates are delivered in connection with the Refinancing, the delivery of certificated securities representing the equity interests in your wholly-owned material U.S. subsidiaries and, to the extent such certificates are delivered pursuant to the Acquisition Agreement, in the Company’s wholly-owned material U.S. subsidiaries) then the provision of any such Collateral and/or any such creation, attachment or perfection will not constitute a condition precedent to the availability or funding of any Facility on the Closing Date (and will not result in a default under any Facility), but may instead be provided within 90 days after the Closing Date pursuant to arrangements to be mutually agreed, subject to such extensions as are reasonably agreed by the applicable Administrative Agent); and

(iii) there are no conditions (implied or otherwise) to the commitments and agreements hereunder (including compliance with the terms of the Commitment Papers or the Facilities Documentation), other than the Financing Conditions, and upon satisfaction (or waiver by the Lead Arrangers) of the Financing Conditions, the Administrative Agent and the Initial Lenders will execute the Facilities Documentation to which it is a party for Facilities to be funded on the Closing Date and the initial funding under such Facilities will occur.

“Acquisition Agreement Representations” means such of the representations and warranties made by or with respect to the Company and its subsidiaries in the Acquisition Agreement as are material to the interests of the Lenders, but only to the extent that you (or your affiliates) have the right (taking into account any applicable cure provisions) to terminate your (or their) obligations under the Acquisition Agreement as a result of a breach of such representations in the Acquisition Agreement or the failure of an Acquisition Agreement Representation to be true and correct results in a failure of a condition precedent to your (or your affiliates’) obligations to consummate the Acquisition in the Acquisition Agreement.

“Specified Representations” means the representations and warranties of you and your Loan Party subsidiaries set forth in the Facilities Documentation relating to their organizational existence, organizational power and authority (only as to execution, delivery and performance of the applicable Facilities Documentation and the extensions of credit thereunder), their due authorization, execution, delivery and enforceability (against them) of the applicable Facilities Documentation, solvency on a consolidated basis as of the Closing Date after giving effect to the Transactions (consistent with the solvency certificate attached as Exhibit E hereto), no conflicts of the Facilities Documentation with its organizational documents (only as to the entering into and performance of the Facilities Documentation), Federal Reserve margin regulations, the Investment Company Act and the Patriot Act, use of proceeds not violating applicable sanctions laws and anti-corruption laws, and creation, validity, attachment and perfection of security interests in the UCC Article 9 collateral required to be perfected on the Closing Date (subject to permitted liens (including liens permitted to remain outstanding following the Closing Date pursuant to the terms of the Acquisition Agreement) and the Certain Funds Provisions).

7.	Indemnification; Expenses.

You agree to indemnify and hold harmless each Commitment Party and its affiliates and controlling persons and the respective officers, directors, employees, partners, agents and representatives of each of the foregoing and their successors and permitted assigns (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities and expenses, joint or several, to which any such Indemnified Person may become subject arising out of, resulting from or in connection with the Original Commitment Letter, the Original Fee Letter (as defined in the Fee Letter), the Original Fee Letter (as defined in the Agency Fee Letter), the Commitment Papers, the Transactions, the Facilities or the use of proceeds thereunder, or any claim, litigation, investigation or proceeding (each, an “Action”) relating to any of the foregoing, regardless of whether any such Indemnified Person is a party thereto, whether or not such Action is brought by you, your equity holders, affiliates, creditors or any other person, and to reimburse each such Indemnified Person, promptly after receipt of a written request, together with customary backup documentation in reasonable detail, for any reasonable legal expenses (limited to one counsel for all Indemnified Persons taken as a whole and, if reasonably necessary, a single local counsel for all Indemnified Persons taken as a whole in each relevant material jurisdiction (which may be a single local counsel acting in multiple jurisdictions) and, solely in the case of an actual or perceived conflict of interest between Indemnified Persons where the Indemnified Persons affected by such conflict inform you of such conflict, one additional primary counsel and one additional counsel in each relevant material jurisdiction to each group of affected Indemnified Persons similarly situated taken as a whole) and other reasonable and documented in reasonable detail out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing; provided that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or expenses to the extent (a) resulting from the willful misconduct, bad faith or gross negligence of such Indemnified Person or any of its Related Indemnified Persons (as defined below), (b) arising from a material breach of the obligations of such Indemnified Person or any of its Related Indemnified Persons under the Commitment Papers or the Facilities Documentation (in the case of the preceding clauses (a) and (b) as determined by a court of competent jurisdiction in a final and non-appealable judgment), or (c) arising from any dispute among Indemnified Persons or Related Indemnified Persons of the foregoing other than any claims against any Commitment Party in its capacity or in fulfilling its role as an Initial Lender, Lead Arranger, Administrative Agent or other agent role under any Facility and other than any claims arising out of any act or omission on the part of you or any of your affiliates. Notwithstanding the foregoing, each Indemnified

Person and Related Indemnified Party shall be obligated to refund and return promptly any and all amounts paid by you or any of your affiliates under this Section 7 to such Indemnified Person or such Related Indemnified Party, as applicable, for any such losses, claims, damages, liabilities or expenses to the extent such Indemnified Person or such Related Indemnified Party, as applicable, is or was not entitled to payment of such amounts in accordance with the terms hereof as finally determined by a final, non-appealable judgment of a court of competent jurisdiction.

Notwithstanding any other provision of this Commitment Letter, except to the extent resulting from the willful misconduct, bad faith or gross negligence of (or material breach of the Commitment Papers by) such Indemnified Person or any of its Related Indemnified Persons (as determined by a court of competent jurisdiction in a final and non-appealable judgment), no Indemnified Person will be liable for any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems (including the Platform) and none of the Indemnified Persons, Related Indemnified Persons, you, your affiliates, the Company and/or its affiliates (or any of our, your or their respective directors, officers, employees, controlling persons, controlled affiliates or agents), will be liable for any indirect, special, punitive or consequential damages in connection with the Original Commitment Letter, the Original Fee Letter (as defined in the Fee Letter), the Original Fee Letter (as defined in the Agency Fee Letter), the Commitment Papers, the Facilities, the Transactions (including the Facilities and the use of proceeds thereunder), or with respect to any activities or other transactions related to the Facilities; provided that this sentence will not limit your indemnification or reimbursement obligations set forth herein to the extent such special, indirect, punitive or consequential damages are included in any third-party claim in connection with which such Indemnified Person is entitled to indemnification hereunder. You will not be liable for any settlement of any Action effected without your prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), but, if settled with your prior written consent or if there is a final judgment in any such Actions, you agree to indemnify and hold harmless each Indemnified Person from and against any and all losses, claims, damages, liabilities and expenses by reason of such settlement or judgment in accordance with this Section 7. You will not, without the prior written consent of an Indemnified Person, effect any settlement of any Action in respect of which indemnity could have been sought hereunder by such Indemnified Person unless such settlement (i) includes an unconditional release of such Indemnified Person in form and substance reasonably satisfactory to such Indemnified Person from all liability on claims that are the subject matter of such Actions and (ii) does not include any statement as to any admission of fault, culpability or a failure to act by or on behalf of such Indemnified Person.

It is further agreed that the Initial Lenders shall be liable in respect of their respective commitments to the Facilities, on a several, and not joint, basis with any other Initial Lender, and no Initial Lender shall be responsible for the commitment of any other Initial Lender.

For purposes hereof, a “Related Indemnified Person” of an Indemnified Person means (a) any controlling person or controlled affiliate of such Indemnified Person, (b) the respective directors, officers, or employees of such Indemnified Person or any of its controlling persons or controlled affiliates and (c) the respective agents of such Indemnified Person or any of its controlling persons or controlled affiliates, in the case of this clause (c), acting at the instructions of such Indemnified Person, controlling person or such controlled affiliate; provided that each reference to a controlled affiliate or controlling person in this sentence pertains to a controlled affiliate or controlling person involved in the negotiation or syndication of this Commitment Letter and the Facilities.

Upon and subject to the occurrence of the Closing Date and the initial funding of the Facilities, you agree to reimburse the Commitment Parties for their reasonable and documented in reasonable detail out-of-pocket expenses (including expenses of the Commitment Parties’ due diligence investigation, syndication expenses, travel expenses and reasonable fees, disbursements and other charges of the single counsel to the Commitment Parties identified in the Term Sheets and, if reasonably necessary, of a single local counsel to the Commitment Parties in each relevant material jurisdiction, which may be a single local counsel acting in multiple jurisdictions), in each case, incurred solely in connection with the negotiation and preparation of the Original

Commitment Letter, the Original Fee Letter (as defined in the Fee Letter), the Original Fee Letter (as defined in the Agency Fee Letter), this Commitment Letter, the Fee Letters, the Facilities Documentation and any related definitive documentation (collectively, the “Expenses”); provided that, for the avoidance of doubt, you will not be required to reimburse the Commitment Parties for any Expenses in the event the Closing Date does not occur. You acknowledge that we may receive a benefit, including without limitation, a discount, credit or other accommodation, from any of such counsel based on the fees such counsel may receive on account of their relationship with us including, without limitation, fees paid pursuant hereto.

8.	Sharing Information; Absence of Fiduciary Relationship; Affiliate Activities; Binding Obligations.

You acknowledge that the Commitment Parties and their affiliates may be providing debt financing, equity capital or other services (including investment banking and financial advisory services, securities trading, hedging, financing and brokerage activities and financial planning and benefits counseling) to other companies in respect of which you or the Company and your and its respective affiliates may have conflicting interests. We will not furnish confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or our other relationships with you to such other companies. You also acknowledge that we do not have any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by us or any of our respective affiliates from such other companies.

You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you and the Commitment Parties is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether any such Commitment Party has advised or is advising you on other matters, (b) the Commitment Parties, on the one hand, and you, on the other hand, have an arm’s-length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on the part of the Commitment Parties, and you hereby agree, to the fullest extent permitted by law, that you will not assert any claim against any Commitment Party or any of its affiliates based on a breach of fiduciary duty or an alleged breach of fiduciary duty and agree that we will have no liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on your behalf, including equity holders, employees or creditors, (c) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (d) you have been advised that the Commitment Parties and their affiliates are engaged in a broad range of transactions that may involve interests that differ from your and your affiliates’ interests and that the Commitment Parties have no obligation to disclose such interests and transactions to you or your affiliates, (e) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate and (f) the Commitment Parties have been, are and will be acting solely as a principal and, except as otherwise expressly agreed in writing by the relevant parties, has not been, is not and will not be acting as an advisor, agent or fiduciary for you, any of your affiliates or any other person or entity. In addition, the Commitment Parties may employ the services of its affiliates in providing certain services hereunder and may exchange with such affiliates in connection therewith information concerning you and the Company, and such affiliates shall be entitled to the benefits afforded to, and subject to the obligations of (including, for the avoidance of doubt, those set forth in Section 12), the Commitment Parties under this Commitment Letter.

You further acknowledge that the Commitment Parties and their affiliates may be full service securities firms engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, the Commitment Parties may provide investment banking and other financial services to, and/or acquire, hold or sell, for its own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of, you, the Company and your and its subsidiaries and other companies with which you, the Company, your or its subsidiaries may have commercial or other relationships. With respect to any securities and/or financial instruments so held by the Commitment Parties, their affiliates or any of their respective customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

You acknowledge and agree that we are not advising you as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. You shall consult with your own advisors concerning such matters and shall be responsible for making your own independent investigation and appraisal of the transactions contemplated hereby.

We represent and warrant that the Commitment Papers constitute our legally valid and binding obligation, including to provide services set forth herein and to fund the Facilities, in each case, subject to the terms and conditions set forth herein and enforceable at law and in equity in accordance with their terms (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or law)); provided that it is acknowledged and agreed by each party hereto that the initial funding of the Facilities will be subject only to the Financing Conditions. You represent and warrant that the Commitment Papers constitute your legally valid and binding obligations, in each case, subject to the terms and conditions set forth herein and enforceable at law and in equity against you in accordance with their terms (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or law)); provided that nothing contained in the Commitment Papers obligates you or any of your affiliates to consummate any Transaction or to draw upon all or any portion of the Facilities.

9.	Assignments; Amendments; Governing Law, Etc.

This Commitment Letter and the commitments hereunder are not assignable (except any assignment that occurs as a matter of law pursuant to the Transactions or by you to the Company, any of its or your U.S. organized wholly owned subsidiaries, in each case, on or prior to the Closing Date) without the prior written consent of each other party hereto and any attempted assignment without such consent will be null and void; provided, that MLPFS may, without notice to Atlas and/or the Company, assign its rights and obligations under this Commitment Letter and the Fee Letter to any other registered broker-dealer wholly-owned by Bank of America Corporation to which all or substantially all of Bank of America Corporation’s or any of its subsidiaries’ investment banking, commercial lending services or related businesses may be transferred following the date of this Commitment Letter. The Commitment Letter and the commitments hereunder are intended to be solely for the benefit of the parties hereto (and Indemnified Persons), is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons) and is not intended to create a fiduciary relationship among the parties hereto. Any and all services to be provided by the Commitment Parties hereunder may be performed by or through any of its affiliates or branches, and such affiliates and branches shall be entitled to the benefits afforded to, and will be subject to the obligations of (including, for the avoidance of doubt, those set forth in Section 12), the Commitment Parties under this Commitment Letter. Except as otherwise set forth herein, this Commitment Letter may not be amended or any provision hereof waived or modified except in a writing signed by the Commitment Parties and you. This Commitment Letter may be executed in any number of counterparts, each of which will be an original and all of which, when taken together, will constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile or other electronic transmission (including in “.pdf” format) will be effective as delivery of a manually executed counterpart hereof. Section headings used herein are for convenience of reference only, are not part of this Commitment Letter and shall not affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter. The Commitment Papers supersede all prior understandings, whether written or oral, among you and us with respect to the Facilities and set forth the entire understanding of the parties hereto with respect thereto. THIS COMMITMENT LETTER, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATING TO THIS COMMITMENT LETTER, SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK; provided, however, that (a) the interpretation of the definition of Impax Material Adverse Effect (and whether or not an Impax Material Adverse Effect has occurred, including, for purposes of the Financing Conditions), (b) the determination of the accuracy of any Acquisition Agreement Representation and whether as a result of any inaccuracy of any Acquisition Agreement

Representation there has been a failure of a condition to the Acquisition under the Acquisition Agreement (including, for purposes of the Financing Conditions) and (c) the determination of whether the Acquisition has been consummated in accordance with the terms of the Acquisition Agreement will, in each case, be governed by, and construed and interpreted in accordance with, the laws governing the Acquisition Agreement as applied to the Acquisition Agreement, without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any other jurisdiction.

10.	WAIVER OF JURY TRIAL.

EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THE ACQUISITION, THE TRANSACTIONS, THE COMMITMENT PAPERS OR THE PERFORMANCE BY US OR ANY OF OUR AFFILIATES OF THE SERVICES HEREUNDER OR THEREUNDER.

11.	Jurisdiction.

Each party hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting, in each case, in the Borough of Manhattan in the City of New York, and any appellate court from any such court, in any suit, action, proceeding, claim or counterclaim arising out of or relating to the Commitment Papers or the Transactions, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such suit, action, proceeding, claim or counterclaim will be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action, proceeding, claim or counterclaim arising out of or relating to the Commitment Papers or the Transactions in any court in which such venue may be laid in accordance with clause (a) of this sentence, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action, proceeding, claim or counterclaim in any such court and (d) agrees that a final judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Service of any process, summons, notice or document by registered mail or overnight courier addressed to any of the parties hereto at the addresses above will be effective service of process against such party for any suit, action, proceeding, claim or counterclaim brought in any such court.

12.	Confidentiality.

This Commitment Letter is delivered to you on the understanding that neither the Fee Letters nor the Commitment Letter, or their terms or substance, may be disclosed by you to any other person or entity, except (a) to your officers, directors, employees, affiliates, controlling persons, members, partners, equity holders, attorneys, accountants, representatives, agents and advisors on a confidential basis, (b) [reserved], (c) if the Commitment Parties consent in writing to such proposed disclosure, (d) that the Term Sheets and the existence of this Commitment Letter (but not this Commitment Letter or the contents of the Commitment Papers) may be disclosed to any rating agency in connection with the Transactions on a confidential basis or (e) pursuant to the order of any court or administrative agency in any pending legal or administrative proceeding, or otherwise as required by applicable law or regulation or as requested by a governmental authority (in which case you agree to inform us promptly thereof to the extent lawfully permitted to do so); provided that you may disclose (i) the Commitment Papers and the contents thereof to the Company and its officers, directors, employees, attorneys, accountants, representatives, agents and advisors on a confidential basis, (ii) the aggregate amount of the fees (including upfront fees and OID) payable under the Fee Letters as part of generic disclosure regarding sources and uses (but without disclosing any specific fees set forth therein) in connection with any syndication of the Facilities or other marketing efforts for debt to be used to finance the Transactions, (iii) the Fee Letters and the contents thereof to your auditors and your accounting and tax advisors and to the Company’s auditors and accounting and tax advisors on a confidential basis for accounting and tax purposes, (iv) the Commitment Papers to the extent reasonably necessary in connection with the enforcement of your rights hereunder or under the Fee Letters, (v) the Commitment Letter and its contents (but not the Fee Letters or the contents thereof) in any syndication of the Facilities or other marketing efforts for a financing of the Transactions, (vi) the Commitment Letter and its contents (but not the Fee Letters or the contents thereof) after your acceptance thereof or prior thereto to the extent that such information becomes publicly available other than by reason of improper disclosure by you in violation of any confidentiality obligations hereunder and/or (vii) as may be required pursuant to applicable securities laws (including in customary filings by the Company and any applicable proxy statements).

The Commitment Parties and their affiliates will use all confidential information provided to them or such affiliates by or on behalf of you and the contents of the Commitment Papers solely for the purpose of providing the services that are the subject of this Commitment Letter and will treat confidentially all such information and the Commitment Papers; provided that the foregoing will not prevent the Commitment Parties from disclosing any such information (a) pursuant to the order of any court or administrative agency or otherwise as required by applicable law or regulation or as requested by a governmental authority (in which case the applicable Commitment Party agrees to inform you promptly thereof to the extent lawfully permitted to do so, unless such Commitment Party is prohibited by applicable law from so informing you, or except in connection with any request as part of any governmental or regulatory audit or examination conducted by accountants or any governmental or regulatory authority exercising examination or regulatory authority), (b) upon the request or demand of any governmental or regulatory authority having jurisdiction over a Commitment Party or any of its affiliates (in which case the applicable Commitment Party agrees to inform you promptly thereof, unless such Commitment Party is prohibited by applicable law from so informing you, or except in connection with any request as part of any regulatory audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority), (c) to the extent that such information becomes publicly available other than by reason of improper disclosure by a Commitment Party or any of its affiliates in violation of any confidentiality obligations hereunder, (d) to the extent that such information is received by such Commitment Party from a third party that is not to such Commitment Party’s knowledge subject to confidentiality obligations to you, the Company or the Borrower, (e) to the extent that such information is independently developed by such Commitment Party without reliance on such information, (f) to such Commitment Party’s affiliates and its and their respective officers, directors, employees, legal counsel, independent auditors and other experts or agents who need to know such information in connection with the Transactions, are informed of the confidential nature of such information and are instructed to keep such information confidential, (g) except with respect to the Fee Letters and their contents, to bona fide prospective Lenders, participants or assignees or any bona fide potential counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower or any of its subsidiaries or any of their respective obligations, in each case who agree to be bound by the terms of this paragraph (or language substantially similar to this paragraph) which agreement will be pursuant to customary syndication practice, (h) to ratings agencies, (i) to the extent reasonably necessary in connection with the enforcement of our rights hereunder or under the Fee Letters, (j) to market data collectors and similar service providers to the loan industry for league table purposes, information that is customarily provided to such collectors or providers or (k) if you give your prior written consent to such proposed disclosure, in your sole discretion; provided that (i) the disclosure of any such information to any Lenders, prospective Lenders, participants, prospective participants, assignees or prospective assignees or swap counterparties or potential swap counterparties pursuant to the preceding clauses (f) and (g) will be made subject to the acknowledgment and acceptance by such Lender or prospective Lender or participant or prospective participant that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you and the Commitment Parties, including, without limitation, as agreed in any marketing materials) in accordance with the standard syndication processes of such Commitment Party or customary market standards for dissemination of such type of information, which shall in any event require “click through” or other affirmative actions on the part of the recipient to access such information and (ii) no such disclosure shall be to any person that is a Disqualified Lender on the date of such disclosure.

After the closing of the Transactions and at such Commitment Party’s expense, a Commitment Party may (i) after consultation with the Borrower, place advertisements in periodicals and on the Internet as it may choose and (ii) on a confidential basis, circulate promotional materials in the form of a “tombstone” or “case study” (and, in each case, otherwise describe the names of any of you or your affiliates and any other information about the Transactions, including the amount, type and closing date of the Facilities).

Our obligations under this Section 12 will automatically terminate and be superseded by the confidentiality provisions in the Facilities Documentation upon the execution and delivery of the Facilities Documentation and in any event our and your obligations under this Section 12 will terminate two years from October 17, 2017 (provided that the foregoing will not apply to your obligations with respect to the contents of the Fee Letters).

13.	Surviving Provisions.

The reimbursement (if applicable), indemnification, expense (if applicable), payment of fees (if applicable), confidentiality, syndication jurisdiction, venue, governing law, no agency or fiduciary duty and waiver of jury trial provisions contained in the Commitment Papers shall remain in full force and effect regardless of whether definitive financing documentation is executed and delivered and notwithstanding the termination of this Commitment Letter or the Initial Lenders’ commitments hereunder and the Lead Arrangers’ and other agents’ agreements to provide the services described herein; provided that your obligations under this Commitment Letter, other than Section 12 and Section 3 will automatically terminate and be superseded by the Facilities Documentation (with respect to indemnification, to the extent covered thereby) upon initial funding under the Facilities and the payment of all amounts owing at such time under the Commitment Papers.

14.	Patriot Act Notification.

We hereby notify you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”), each Commitment Party and each Lender is required to obtain, verify and record information that identifies the Borrower and each Guarantor, which information includes the name, address, tax identification number and other information regarding the Borrower and each Guarantor that will allow such Commitment Party or such Lender to identify the Borrower and each Guarantor in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective as to each Commitment Party, each Lender and each of their respective affiliates.

15.	Termination.

In the event that the initial borrowing in respect of the Facilities does not occur on or prior to the date that is five business days after the Outside Date (as defined in the Acquisition Agreement in effect on October 17, 2017), or (if earlier) (a) the date on which the Acquisition Agreement has terminated in accordance with its terms and (b) the date of the consummation of the Acquisition (but not, for the avoidance of doubt, prior to the consummation thereof) with or without the funding of the Facilities, then this Commitment Letter and the commitments and undertakings of the Commitment Parties hereunder will automatically terminate unless the Commitment Parties, in their sole discretion, agree to an extension in writing. The termination of any commitment pursuant to this paragraph will not prejudice our or your rights and remedies in respect of any breach or repudiation of the Commitment Papers.

[Signature pages follow.]

We are pleased to have this opportunity and we look forward to working with you on this transaction.

Very truly yours,

JPMORGAN CHASE BANK, N.A.

By:	/s/ James A. Knight
Name: James A. Knight
Title: Executive Director

BANK OF AMERICA, N.A.
By:	/s/ Jae Lee
Name: Jae Lee
Title: Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Jae Lee
Name: Jae Lee
Title: Director

ROYAL BANK OF CANADA
By:	/s/ James S. Wolfe
Name: James S. Wolfe
Title: Managing Director; Head of Global Leveraged Finance

Accepted and agreed to as of

the date first written above:

AMNEAL PHARMACEUTICALS LLC

By:	/s/ Chintu Patel
Name: Chintu Patel
Title: Manager

By:	/s/ Chirag Patel
Name: Chirag Patel
Title: Manager

By:	/s/ Tushar Patel
Name: Tushar Patel
Title: Manager

By:	/s/ Gautam Patel
Name: Gautam Patel
Title: Manager

CONFIDENTIAL	EXHIBIT A

Project Apex

Transaction Description1

It is intended that:

(a) Amneal Pharmaceuticals LLC, a Delaware limited liability company (“you” or “Atlas”) will directly or indirectly acquire (the “Acquisition”) the company previously identified to us and code-named “K2” (the “Company”) pursuant to the Business Combination Agreement, dated as of October 17, 2017, together with the schedules and exhibits thereto, among Atlas, the Company, Atlas Holdings, Inc. and K2 Merger Sub, Corporation, a copy of which was delivered to the Lead Arrangers (or their designee) on October 17, 2017 (as amended from time to time, the “Acquisition Agreement”);

(b) the Borrower will obtain:

(i) up to $500 million (or such lower amount as Atlas may request) in commitments under a senior secured asset based revolving credit facility (the “ABL Facility”) having the terms set forth in the Summary of Principal Terms and Conditions attached to this Commitment Letter as Exhibit B (the “ABL Facility Term Sheet”), and

(ii) $2,700 million (or such lower amount as Atlas may request) in aggregate principal amount of senior secured term loans (the “Term Facility”) having the terms set forth in the Summary of Principal Terms and Conditions attached to this Commitment Letter as Exhibit C (the “Term Facility Term Sheet);

(c) the proceeds of the initial borrowing under the Facilities, and cash on hand at Atlas and its subsidiaries and the Company and its subsidiaries on the Closing Date will be applied on the Closing Date to finance the repayment of the debt (and termination of commitments thereunder and release of all liens and security interests related thereto) (collectively, the “Refinancing”):

(i) under that certain (1) Revolving Credit Agreement, dated as of November 1, 2013 (as amended, amended and restated, supplemented or otherwise modified from time to time) by, among others, you and Healthcare Financial Solutions, LLC (as successor in interest to General Electric Capital Corporation), as agent, and (2) Credit Agreement dated as of November 1, 2013 (as amended, amended and restated, supplemented or otherwise modified from time to time) by, among others, you and Healthcare Financial Solutions, LLC (as successor in interest to General Electric Capital Corporation), as agent (such credit facilities, the “Existing Atlas Credit Agreements” and the credit facilities thereunder, the “Existing Atlas Credit Facilities”); and

(ii) of the Company and its subsidiaries with respect to which the Acquisition Agreement requires the delivery of a payoff letter (collectively, the “Existing K2 Credit Facilities” and together with the Existing Atlas Credit Facilities, the “Existing Credit Facilities”); and

(d) the Borrower or one or more of its affiliates shall undertake (or shall cause the Company to undertake) one or more Existing Notes LM Transactions; and

(e) pay fees, costs and expenses related to the Transactions (such fees, costs and expenses, the “Transaction Costs”).

The transactions described above, together with the transactions related thereto, are collectively referred to herein as the “Transactions.”

[1]	All capitalized terms used but not defined in this Exhibit A have the meanings given to them in the Commitment Letter to which this Exhibit A is attached, including the other Exhibits thereto. In the event any such capitalized term is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit A will be determined by reference to the context in which it is used.

The ABL Facility Term Sheet, the Term Facility Term Sheet and the Financing Conditions are collectively referred to herein as the “Term Sheets” and each a “Term Sheet”. The ABL Facility and the Term Facility are collectively referred to herein as the “Facilities” and each a “Facility”. The Term Sheets, which contain all material terms related to the Facilities, are the result of extensive negotiations among the parties hereto. For purposes of the Commitment Papers, “Closing Date” means the date on which the Financing Conditions are satisfied (or waived) and the initial funding under the Facilities is required to occur. All references to “dollars” and “$” are to the lawful currency of the United States of America.

CONFIDENTIAL	EXHIBIT B

Project Apex

$500,000,000 ABL Facility

Summary of Principal Terms and Conditions

Capitalized terms used but not defined in this Exhibit B shall have the meanings set forth in the Commitment Letter to which this Exhibit B is attached or the other Exhibits to the Commitment Letter.

Borrower:	Amneal Pharmaceuticals LLC (the “Borrower”).

Lead Arrangers and Bookrunners:	JPMCB, MLPFS and RBCCM (the “Lead Arrangers”).

ABL Administrative Agent and ABL Collateral Agent:	JPMCB will act as the sole administrative agent and sole collateral agent (in such capacities, the “ABL Administrative Agent”) for the ABL Lenders.

Additional Agents:	The Borrower may designate additional financial institutions to act as syndication agent, documentation agent or co-documentation agent.

Transactions:	As described in Exhibit A to the Commitment Letter.

Lenders:	JPMCB (or one of its affiliates), BANA (or one of its affiliates), Royal Bank (or one of its affiliates) and a syndicate of financial institutions and other lenders (the “ABL Lenders” and together with the Term Lenders, the “Lenders”) arranged by the Lead Arrangers and reasonably acceptable to the Borrower, excluding Disqualified Lenders.

ABL Facility:	A senior secured asset based revolving credit facility in an aggregate principal amount of up to $500 million (the “ABL Facility”).

The commitment to make loans under the ABL Facility (the “ABL Commitments” and the loans thereunder, the “ABL Loans”) will be available to the Borrower in U.S. dollars.

Swingline Facility:[1]

The ABL Administrative Agent or another ABL Lender approved by the Borrower and the ABL Administrative Agent (in such capacity, the “Swingline Lender”) will make available to the Borrower a swingline facility in an amount to be mutually agreed under the ABL Facility under which the Borrower may make short-term borrowings in U.S. dollars (in minimum amounts and integral multiples consistent with the ABL Documentation Principles); provided that the Swingline Lender’s aggregate exposure under the ABL Facility (including loans made by it under the swingline facility) shall not exceed its commitment thereunder. Except for purposes of calculating the commitment fee described herein, any such swingline borrowings will reduce availability under the ABL Facility on a dollar-for-dollar basis. The ABL Lenders will be unconditionally obligated to purchase participations in any swingline loan pro rata based upon their commitments under the ABL Facility.

If any ABL Lender becomes a Defaulting Lender, then the swingline exposure of such Defaulting Lender will automatically be reallocated

[1]	At the Borrower’s option, the ABL Loan Documents will provide for same day base rate borrowing in lieu of swingline; provided that notice of request for such borrowings is received by 1:00 p.m. New York City time.

among the non-Defaulting Lenders pro rata in accordance with their commitments under the ABL Facility up to an amount such that the revolving credit exposure of such non-Defaulting Lender does not exceed its commitment under the ABL Facility. In the event such reallocation does not fully cover the exposure of such Defaulting Lender, the Swingline Lender may require the Borrower to repay such “uncovered” exposure in respect of the swingline loans and will have no obligation to make new swingline loans to the extent such swingline loans would exceed the commitments of the non-Defaulting Lenders.

Letters of Credit:

An amount to be mutually agreed (and in any event no less than $25 million) of the ABL Facility will be available to the Borrower in the form of letters of credit. Letters of credit will be issued by the ABL Administrative Agent and/or one or more other ABL Lenders selected by the Borrower and approved by the ABL Administrative Agent that agree to act in such capacity (in such capacity, the “Issuing Banks”). Each letter of credit will be denominated in U.S. dollars and will expire no later than the earlier of (a) twelve months after its date of issuance and (b) the fifth business day prior to the final maturity of the ABL Facility; provided, however, that any letter of credit may provide for renewal thereof for additional periods of up to twelve months or such longer period of time as may be agreed by the applicable Issuing Bank (which in no event shall extend beyond the date referred to in clause (b) above, except to the extent cash collateralized or backstopped pursuant to arrangements reasonably acceptable to the relevant Issuing Bank, provided that no ABL Lender will be required to fund participations in Letters of Credit after the maturity date applicable to its commitments).

Drawings under any Letter of Credit will be reimbursed by the Borrower (whether with its own funds or, if the conditions to such a borrowing are satisfied, with the proceeds of ABL Loans) within one business day after notice of such drawing is received by the Borrower from the applicable Issuing Bank. To the extent that the Borrower does not so reimburse the applicable Issuing Bank, the Lenders under the ABL Facility will be irrevocably and unconditionally obligated to fund participations in the reimbursement obligations on a pro rata basis in accordance with their commitments under such ABL Facility.

If any Lender under the ABL Facility becomes a defaulting lender, then the letter of credit exposure of such defaulting lender will automatically be reallocated among the non- defaulting lenders pro rata in accordance with their commitments under the ABL Facility up to an amount such that the revolving credit exposure of each such non-defaulting lender does not exceed its commitment. In the event that such reallocation does not fully cover the letter of credit exposure of the applicable defaulting lender, the applicable Issuing Bank may require the Borrower to cash collateralize (in an amount to be agreed with the applicable Issuing Bank, but in no event to exceed 105% of the outstanding amount of the applicable outstanding letters of credit) such “uncovered” exposure in respect of each outstanding letter of credit and will have no obligation to issue new letters of credit, or to extend, renew or amend existing letters of credit to the extent letter of credit exposure would exceed the commitments of the non-defaulting lenders, unless such “uncovered” exposure is cash collateralized to the applicable Issuing Bank’s reasonable satisfaction (in an amount to be agreed with the applicable Issuing Bank, but in no event to exceed 105% of the outstanding amount of the applicable outstanding letters of credit).

Incremental ABL Facilities:

The Facilities Documentation for the ABL Facility (the “ABL Loan Documents”) will permit the Borrower from time to time, on one or more occasions, to increase commitments under the ABL Facility (any such increase, an “Incremental ABL Facility”); provided that the aggregate principal amount of all such increases does not exceed the sum of (i) $200 million and (ii) the difference between (x) $500 million and (y) the ABL Commitments as of the Closing Date; provided, further, that (i) no event of default (or, in the case of a Permitted Acquisition or other permitted investment, no payment or bankruptcy event of default) under the ABL Facility has occurred and is continuing or would exist after giving effect thereto or, in the case of a Limited Condition Transaction, at the Borrower’s option, at the time of execution of a definitive acquisition agreement, (ii) any Incremental ABL Facility will be on the same terms and pursuant to documentation applicable to (and will form a part of), the ABL Facility, as provided for pursuant to the ABL Documentation Principles, except with respect to any commitment, arrangement, upfront or similar fees that may be agreed to among the Borrower and the lenders providing such Incremental ABL Facility and (iii) all representations and warranties in the ABL Loan Documents shall be true and correct in all material respects on and as of the date of incurrence of the Incremental ABL Facility (or, if any such representations or warranties are qualified by materiality, material adverse effect or similar language, be true and correct in all respects).

The Borrower may seek commitments in respect of the Incremental ABL Facilities from existing ABL Lenders (each of which shall be entitled to agree or decline to participate in its sole discretion) and/or additional banks, financial institutions and other institutional lenders who will become ABL Lenders in connection therewith (an “ABL Additional Lender”); provided that the ABL Administrative Agent, the Swingline Lender and the Issuing Bank will have consent rights (not to be unreasonably withheld, conditioned or delayed) with respect to such ABL Additional Lender, if such consent would be required for an assignment of loans or commitments under the ABL Facility, as applicable, to such ABL Additional Lender.

Purpose:	The letters of credit and proceeds of loans under the ABL Facility may be used for working capital and other general corporate purposes, including the financing of Permitted Acquisitions and other permitted investments and permitted dividends and any other use not prohibited by the ABL Loan Documents.

Availability:	On the Closing Date, at the option of the Borrower, ABL Loans (exclusive of letter of credit usage) will be made available in an amount that, in the aggregate, will not exceed $100 million plus amounts (i) for replacing and/or backstopping existing letters of credit and refinancing any revolving facilities of Atlas and its subsidiaries and/or the Company and its subsidiaries and (ii) to fund any OID or fees pursuant to the “market flex” provisions in the Fee Letter.

Additionally, letters of credit may be issued on the Closing Date in order to backstop or replace letters of credit outstanding on the Closing Date under facilities no longer available to Atlas or any of its subsidiaries and/or the Company or any of its subsidiaries as of the Closing Date (and if the issuer of such letters of credit becomes an ABL Lender under the ABL Facility, such existing letters of credit may be deemed letters of credit outstanding under the ABL Facility).

Otherwise, ABL Loans will be available at any time prior to the final maturity of the ABL Facility, in minimum principal amounts to be agreed upon. Amounts repaid under the ABL Facility may be reborrowed.

ABL Documentation Principles:	The definitive documentation for the ABL Facility will (a) initially be prepared by counsel to the Borrower, (b) contain the terms and conditions set forth in this Exhibit B, (c) reflect the operational and strategic requirements of the Borrower and its subsidiaries, (d) be consistent with the proposed business plan and the model delivered to the Lead Arrangers on October 6, 2017 (the “Model”), (e) be based on, and no less favorable to, the Company and its subsidiaries than the documentation for the Term Facility set forth on Exhibit C (provided that terms specific to asset based revolving facilities will be based on and in no event less favorable to the Borrower and its subsidiaries than those set forth in the asset based facility for the company identified to you as “Mariposa”), taking into account differences in the industry of the borrower under such facility, (f) include customary “EU bail-in” provisions, (g) contain those covenant “baskets” and exceptions set forth in the documentation for the Term Facility as modified herein, (h) be modified to accommodate the reasonable operational and agency guidelines and practices of the ABL Administrative Agent and changes in law and accounting standards and (i) be negotiated in good faith. The foregoing is referred to herein, collectively, as the “ABL Documentation Principles”. The ABL Loan Documents will, subject to the “flex” provisions contained in the Fee Letter (which “flex” provisions shall not include any changes to the conditions to borrowing on the Closing Date), contain only those payment provisions, conditions to borrowing, mandatory prepayments, representations and warranties, covenants, events of default and guarantee and collateral provisions expressly set forth in this Exhibit B, in each case, applicable to, the Borrower and its restricted subsidiaries and with standards, qualifications, thresholds, exceptions, “baskets” and grace and cure periods consistent with the ABL Documentation Principles.

Borrowing Base:	The borrowing base (the “Borrowing Base”) at any time shall equal the sum of: (a) 85.0% of the Borrower’s and the ABL Guarantors’ eligible accounts receivables, plus

(b) the lesser of:

(i) 70.0% of the Borrower’s and the ABL Guarantors’ eligible inventory valued at cost on a FIFO basis and

(ii) 85% of the net orderly liquidation value of the Borrower’s and the ABL Guarantors’ eligible inventory valued at the lower of cost or market on a FIFO basis, plus

(c) 100.0% of Eligible Borrowing Base Cash, minus

(d) customary reserves (as described below).

Eligibility criteria for eligible inventory and eligible accounts receivable shall be set forth in the ABL Loan Documents in a manner consistent with the ABL Documentation Principles.

The Borrowing Base will be computed by the Borrower monthly (or more frequently as the Borrower may elect; provided that if such election is exercised, the Borrower will compute the Borrowing Base on such more frequent interval until the date that is 30 days after the date of such election), and a certificate (the “Borrowing Base Certificate”) presenting the Borrower’s computation of the Borrowing Base will be delivered to the ABL Administrative Agent promptly, but in no event later than the 20th calendar day following the end of each calendar month; provided, however, that if Excess Availability (as defined below) under the ABL Facility is less than the greater of (i) $75.0 million and (ii) 30% of the lesser of (A) the aggregate commitments at such time and (B) the Borrowing Base (the lesser of (A) and (B), the “Line Cap”) for five consecutive business days (a “Weekly Borrowing Base Event”), the Borrower will be required to compute the Borrowing Base and deliver a Borrowing Base Certificate on a weekly basis until the date on which Excess Availability under the ABL Facility has been at least the greater of (i) $75.0 million and (ii) 30% of the Line Cap for at least thirty consecutive calendar days. All references in this paragraph that refer to the Borrowing Base prior to the earlier of (x) delivery of the first Borrowing Base Certificate and (y) the Initial Borrowing Base Date (as defined below), shall be deemed to refer to the Modified Borrowing Base.

The ABL Administrative Agent will have the right to establish and modify reserves against the Borrowing Base assets in its Permitted Discretion with 5 business days prior written notice to the Borrower. As used herein, “Permitted Discretion” means the ABL Administrative Agent’s reasonable credit judgment (from the perspective of an asset-based lender) in establishing reserves, exercised in good faith in accordance with customary business practices for similar asset based lending facilities, based upon its consideration of any factor that it reasonably believes (i) could materially adversely affect the quantity, quality, mix or value of Collateral (including any applicable laws that may inhibit collection of a receivable), the enforceability or priority of the ABL Administrative Agent’s liens thereon, or the amount that the ABL Administrative Agent, the ABL Lenders or the Issuing Banks could receive in liquidation of any Collateral; (ii) that any collateral report or financial information delivered by the Borrower or any

Guarantor is incomplete, inaccurate or misleading in any material respect; or (iii) creates an event of default. In exercising such judgment, the ABL Administrative Agent may consider any factors that could materially increase the credit risk of lending to the Borrower on the security of the Collateral. Any reserve established or modified by the ABL Administrative Agent shall have a reasonable relationship to circumstances, conditions, events or contingencies which are the basis for such reserve, as reasonably determined, without duplication, by the ABL Administrative Agent in good faith; provided that circumstances, conditions, events or contingencies existing or arising prior to the Initial Borrowing Base Date and, in each case, disclosed in writing in any field examination or appraisal delivered to the ABL Administrative Agent in connection herewith or otherwise known to the ABL Administrative Agent, in either case, prior to the Initial Borrowing Base Date, shall not be the basis for any establishment of any reserves after the Initial Borrowing Base Date, unless such circumstances, conditions, events or contingencies shall have changed in a material respect since the Initial Borrowing Base Date.

Notwithstanding anything to the contrary herein, (a) the amount of any such reserve of change shall have a reasonable relationship to the event, condition or other matter that is the basis for such reserve or such change, (b) no reserves or changes already accounted for through eligibility criteria (including collection/advance rates) shall be imposed and (c) no reserves shall be imposed on the first 5% of dilution of accounts receivable and thereafter no dilution reserve shall exceed 1% for each incremental whole percentage in dilution over 5%; provided that dilution reserves may reflect fractional percentages in dilution.

“Specified Default” means any payment or bankruptcy event of default, a failure to deliver any required Borrowing Base certificate (following a five business day grace period), any event of default arising from breach of the cash management provisions (following a two business day grace period) or an event of default arising from a breach of the ABL Financial Covenant.

For the period from the Closing Date until the 90th day after the Closing Date (or such earlier date as the Borrower may elect after delivery of a satisfactory field examination and inventory appraisal or such later date as may be agreed to by the ABL Administrative Agent) (such date, the “Initial Borrowing Base Date”), the Borrowing Base will be deemed to be the greater of (x) $250 million and (y) 70% of the ABL Commitments on the Closing Date (the “Modified Borrowing Base”).

Interest Rates and Fees:	As set forth on Annex I hereto.

Final Maturity and Amortization:	The ABL Facility will mature, and the ABL Commitments thereunder will terminate, on the fifth (5th) anniversary of the Closing Date. The ABL Facility will have no amortization

Guarantees:	All obligations of the Borrower under the ABL Facility and of the Borrower and its restricted subsidiaries under any interest rate protection or other hedging arrangements identified by the Borrower and entered into with a Person that is the ABL Administrative Agent or a Lender or any affiliate of any such Administrative Agent or Lender at the time of entering into such arrangements, or if later, on the Closing Date and has been identified by the Borrower to the ABL Administrative Agent (collectively, the “ABL Hedging Arrangements”) and cash management arrangements identified by the Borrower and entered into with a Person that is the ABL Administrative Agent or a Lender or any affiliate of any such Administrative Agent or Lender at the time of entering into such arrangements, or if later, on the Closing Date and has been identified by the Borrower to the ABL Administrative Agent (collectively, the “ABL Cash Management Arrangements” and, together with the ABL Hedging Arrangements, the “Secured Agreements”), will be unconditionally guaranteed jointly and severally on a senior secured basis (the “ABL Guarantees”) by each existing and subsequently acquired or organized wholly-owned material U.S. subsidiary of the Borrower other than Excluded Subsidiaries (the “ABL Guarantors” and, collectively with the Borrower, the “Loan Parties”); provided that any such guarantees will not be required to the extent it would result in material adverse tax consequences as reasonably determined by the Borrower in consultation with the ABL Administrative Agent or if prohibited or restricted by applicable law or binding contractual obligation existing on the Closing Date or at the time of the acquisition of the applicable subsidiary (and not created in anticipation of such acquisition), including any requirement to obtain the consent of any governmental authority or third party.

Entities with respect to which the Borrower, directly or indirectly, owns 50% or less of the voting equity interests will not be subsidiaries of the Borrower.

For the avoidance of doubt, the “Loan Parties” will not include the Company or any of its subsidiaries until the Acquisition has been consummated.

The ABL Loan Documents will include customary exclusions for Guarantors that are not “eligible contract participants” (as defined in the Commodity Exchange Act (7 U.S.C. section 1 et seq., as amended from time to time) and any successor statute) and customary provisions regarding qualified “keepwell” with respect to guaranties of Secured Agreements.

Security:	Subject to the Certain Funds Provisions, obligations of the Loan Parties in respect of the ABL Facility, the ABL Guarantees and the Secured Agreements (collectively, the “ABL Secured Obligations”) will be secured by a first priority security interest (subject to permitted liens) in substantially all personal property of the Borrower and the ABL Guarantors consisting of all accounts receivable, inventory, cash and cash equivalents, deposit accounts, securities and commodity accounts (other than the accounts in which net cash proceeds from the sale of non-ABL Priority Collateral are deposited pending reinvestment and which is subject to a first priority security interest in favor of the Term

Loan Administrative Agent and the Term Lenders pursuant to the Term Facility and any other Excluded Accounts (as defined below)), documents of title and records related to the foregoing (but excluding, for the avoidance of doubt, intellectual property and general intangibles and certain other related assets evidencing, governing, securing or otherwise relating to the foregoing) and, in each case, proceeds thereof (other than the Excluded Assets (as defined in the Term Loan Documents), the “ABL Priority Collateral”) and (b) a perfected second priority security interest in the Collateral (other than the ABL Priority Collateral and the Excluded Assets). The pledges of and security interests in the Collateral granted by the Borrower and each ABL Guarantor shall secure the ABL Secured Obligations.

Notwithstanding anything to the contrary set forth above, the Loan Parties shall not be required, nor shall the ABL Administrative Agent be authorized, to perfect the above-described security interests by any means other than by (i) filings pursuant to the Uniform Commercial Code in the office of the secretary of state (or similar central filing office) of the relevant State(s), (ii) filings in United States government offices with respect to intellectual property as expressly required in the Facilities Documentation, (iii) control agreements solely as described under the first paragraph under the section entitled “Cash Management and Cash Dominion” below or (iv) subject to the Intercreditor Agreement, delivery to the applicable Administrative Agent to be held in its possession of all Collateral consisting of intercompany notes, stock certificates and other instruments, each case constituting Collateral and as expressly required in the Facilities Documentation (and other actions required to perfect the above-described security interests due to a change in law and reasonably agreed between the Borrower and the ABL Administrative Agent).

In addition, (a) except as described under the first paragraph under the section entitled “Cash Management and Cash Dominion” below, control agreements shall not be required with respect to any deposit accounts, securities accounts, commodities accounts or uncertificated securities and no perfection actions shall be required with respect to (i) motor vehicles and other assets subject to certificates of title, (ii) letter of credit rights, except to the extent constituting a support obligation for other Collateral as to which perfection is accomplished solely by the filing of a UCC financing statement or equivalent (it being understood that no actions shall be required to perfect a security interest in letter of credit rights, other than the filing of a UCC financing statement or equivalent), (iii) commercial tort claims with a value of less than an amount to be agreed and (iv) promissory notes evidencing debt for borrowed money in a principal amount of less than an amount to be agreed, (b) share certificates of immaterial subsidiaries shall not be required to be delivered, (c) no actions with respect to any assets located outside of the United States or in any non-U.S. jurisdiction or required by the laws of any non-U.S. jurisdiction will be required to be taken to create any security interests or to perfect or make enforceable any security interests in any such assets (it being understood that there shall be no security agreements or pledge agreements governed under the laws of any non-U.S. jurisdiction) and (d) no landlord lien waivers, estoppels or collateral access letters will be required. The ABL Loan Documents will provide that “fair market value” will be determined by the Borrower in good faith and if supported by an opinion of a reputable valuation or investment banking firm shall be conclusive.

Notwithstanding the foregoing, assets will be excluded from the Collateral in circumstances where the applicable Administrative Agent determines in consultation with the Borrower that the costs of obtaining, perfecting or maintaining a security interest in such assets exceed the fair market value thereof or the practical benefit to the Lenders afforded (or proposed to be afforded) thereby. Liens on assets that are transferred in a permitted transaction to a Person that is not (and is not required to be) a Loan Party under the ABL Loan Documents and liens on any assets held by an Excluded Subsidiary (or any Person that becomes an Excluded Subsidiary in a transaction not prohibited by the ABL Loan Documents) or on assets that are Excluded Assets shall be automatically released. The ABL Administrative Agent shall execute such acknowledgments and releases reasonably acceptable to it as the Borrower may reasonably request in connection with any such release, and the ABL Administrative Agent shall be entitled to rely exclusively on an officer’s certificate of the Borrower when executing any such acknowledgment or release. Any execution and delivery of documents pursuant to such a release shall be without recourse to or warranty by the ABL Administrative Agent and at the Borrower’s expense, in accordance with the Documentation Principles.

Intercreditor Agreement:	The relative rights and priorities in the Collateral for the secured parties in (a) the ABL Facility and (b) the Term Facility will be set forth in a customary intercreditor agreement as between the collateral agent for the Term Facility, on the one hand, and the collateral agent for the ABL Facility, on the other hand (the “Intercreditor Agreement”); provided that the Intercreditor Agreements will be substantially consistent with, and no less favorable to the Borrower than, the Intercreditor Agreement entered into in connection with the “Mariposa” transaction but shall take into account the Documentation Principles.

Cash Management and Cash Dominion:	The Borrower and the ABL Guarantors will use commercially reasonable efforts to obtain account control agreements on all depository accounts (“DDAs”) and securities accounts of the Borrower and the ABL Subsidiary Guarantors (excluding accounts that are (i) solely used for payroll, taxes, wages and benefits, (ii) disbursement accounts, (iii) zero balance accounts, (iv) trust accounts, (v) other accounts with funds on deposit averaging less than an amount to be agreed for any single account or an amount to be agreed in the aggregate for all such accounts, (vi) swept at the end of each Business Day into another account in the name of, or subject to a customary blocked account control agreement (shifting control) in favor of the ABL Administrative Agent, in each case with standing wire instructions and (vii) accounts holding Term Priority Collateral or the proceeds thereof (collectively, “Excluded Accounts”) as soon as possible and in any event within 120 days after the Closing Date (or such later date as the ABL Administrative Agent shall agree). If such arrangements are not obtained within 120 days after the Closing Date (or such later date as the ABL Administrative Agent shall reasonably agree), the Borrower and the ABL Guarantors shall be required to move their bank accounts to the ABL Administrative Agent or another bank that will provide such control agreements. During a Cash Dominion Period (as defined below), all amounts in controlled DDAs will be swept into a collection account (or accounts) maintained with the ABL Administrative Agent and used to repay borrowings under the ABL Facility, subject to customary exceptions, limitations and thresholds to be agreed in accordance with the ABL Documentation Principles.

“Cash Dominion Period” means (a) the period from the date that Excess Availability shall have been less than the greater of (x) 10.0% of the Line Cap and (y) $25.0 million for five consecutive business days to the date Excess Availability shall have been at least the greater of (x) 10.0% of the Line Cap and (y) $25.0 million for thirty consecutive calendar days or (b) upon the occurrence of a Specified Default, the period that such Specified Default shall be continuing.

“Excess Availability” shall mean, at any time, the difference of (a) the Line Cap at such time minus (b) the sum of (i) aggregate principal amount of all ABL Loans and swingline loans then outstanding, (ii) the maximum aggregate stated amounts of all then-outstanding letters of credit and (iii) all amounts drawn but unreimbursed under letters of credit at such time, in each case under the ABL Facility.

“Eligible Borrowing Base Cash” shall mean the amount of unrestricted cash of the Borrower and the ABL Guarantors at such time to the extent held in U.S. dollars in investment or depository accounts (a) with the ABL Administrative Agent or (b) with Lenders and subject to a customary account control agreement (shifting control) in favor of, the ABL Administrative Agent; provided that if the Borrowing Base includes Eligible Borrowing Base Cash, each borrowing notice shall include the amount of Eligible Borrowing Base Cash as of the close of business on the business day prior to the date of such notice. The Borrower shall be required to report the amount of Eligible Borrowing Base Cash held with institutions other than the ABL Administrative Agent to the ABL Administrative Agent on a bi-weekly basis (or, at any time that no loans are then outstanding and the aggregate stated amounts of all then-outstanding letters of credit is less than an amount to be agreed, on a monthly basis).

Mandatory Prepayments:

If at any time, the aggregate amount of outstanding ABL Loans, unreimbursed letter of credit drawings and undrawn letters of credit under the ABL Facility exceeds the Line Cap, then the Borrower will within three business days repay outstanding ABL Loans and cash collateralize outstanding letters of credit in an aggregate amount equal to such excess, with no reduction of the ABL Commitments.

Following the occurrence and during the continuation of a Cash Dominion Period, all cash receipts (with exceptions to be agreed in the ABL Loan Documentation) will be promptly applied by the ABL Administrative Agent to repay outstanding ABL Loans and, if an event of default exists and the Required Lenders so direct, to cash collateralize outstanding Letters of Credit.

Voluntary Prepayments/Reductions in Commitments:	Voluntary reductions of the unutilized portion of the ABL Commitments and voluntary prepayments of borrowings under the ABL Facility will be permitted at any time, in minimum principal amounts consistent with the ABL Documentation Principles, without premium or penalty, subject to reimbursement of the ABL Lenders’ redeployment costs actually incurred in the case of a prepayment of Adjusted LIBOR borrowings other than on the last day of the relevant interest period.

Limited Condition Transactions:	The ABL Loan Documents will include limited condition transaction provisions substantially consistent with those set forth in the Term Loan Documents.

Representations and Warranties:	Subject to the Certain Funds Provisions and limited to the representations and warranties (to be applicable to the Borrower and its restricted subsidiaries only and as qualified by disclosure schedules to be delivered by the Borrower on the Closing Date containing information necessary to make such representations and warranties accurate and complete on the Closing Date) expressly set forth in the Term Facility Term Sheet, with only corresponding changes to reference and reflect the ABL Facility (and in any event no less favorable to the Borrower and its subsidiaries than those set forth in the Term Loan Documents).

Conditions Precedent to Initial Borrowing on the Closing Date:	Limited to the Financing Conditions (including and subject to the Certain Funds Provisions).

Conditions Precedent to Each Borrowing after the Closing Date:	After the Closing Date, subject to any LCA Election rights, the making of each extension of credit under the ABL Facility shall be conditioned upon (a) delivery of a customary borrowing/issuance notice, (b) the making and accuracy of representations and warranties in all material respects (or, if any such representations or warranties are qualified by materiality, material adverse effect or similar language, they shall be true and correct in all respects), (c) the absence of defaults or events of default and (d) availability under the Borrowing Base.

Affirmative Covenants:	Limited to the affirmative covenants expressly set forth in the Term Facility Term Sheet (to be applicable to the Borrower and its restricted subsidiaries only), with only corresponding changes to reference the ABL Facility and to (x) add the requirements set forth above (i) to deliver the Borrowing Base Certificates, (ii) financial covenant compliance certificates and (iii) in the first paragraph under “Cash Management and Cash Dominion”. In addition, the ABL Administrative Agent may conduct up to one (1) field examination and one (1) inventory appraisal (each at the expense of the Borrower) during any calendar year (with an additional field exam and inventory appraisal during the same calendar year, in each case, at the expense of the Lenders or Administrative Agent); provided that (i) at any time after the date on which Specified Excess Availability has been less than the greater of (x) $37.5 million and (y) 15% of the Line Cap for five consecutive business days, field examinations and inventory appraisals may each be conducted (at the expense of the Borrower) two (2) times during such calendar year or (ii) at any time during the continuation of a Specified Default, field examinations and inventory appraisals, may be conducted (at the expense of the Borrower) as frequently as reasonably determined by the ABL Administrative Agent in its Permitted Discretion.

Negative Covenants:

Limited to the following (to be applicable to the Borrower and its restricted subsidiaries and subject to the ABL Documentation Principles):

(a) liens securing indebtedness with baskets for (i) liens (other than liens securing a securitization with accounts receivable, inventory and proceeds) securing (1) pari passu first lien debt subject to a pro forma First Lien Net Leverage Ratio of no greater than the Closing Date First Lien Net Leverage Ratio or such ratio prior to such lien’s attachment and (2) junior lien debt subject to a Total Net Leverage Ratio of no greater than the Closing Date Total Net Leverage Ratio or such ratio prior to such lien’s attachment, in each case calculated on a pro forma basis and excluding the cash proceeds of such proposed debt for netting purposes; (ii) a general basket equal to $225 million; (iii) liens on the Collateral securing the other Facilities (including Incremental Facilities, Incremental ABL Facilities, Incremental Equivalent Debt and any permitted refinancing thereof); (iv) liens on assets of non-Loan Party subsidiaries; (v) liens on assets that do not constitute Collateral, not in excess of an amount to be agreed; (vi) other baskets and exceptions consistent with the ABL Documentation Principles or as otherwise agreed by the Borrower and the Lead Arrangers;

(b) investments with baskets for (i) loans and advances to officers, directors and employees (x) to acquire equity in the Borrower or any parent thereof or for other customary purposes (e.g. travel, entertainment, relocation) and (y) otherwise not in excess of $20 million outstanding; (ii) investments in connection with the Transactions, (iii) investments in restricted subsidiaries (including entities that become restricted subsidiaries in connection with such investment), with a cap on investments in non-Loan Parties in an amount to be agreed; (iv) investments in unrestricted subsidiaries and similar business investments in an amount not to exceed $160 million; (v) a general basket equal to $320 million; (vi) Permitted Acquisitions; (vii) unlimited investments (including Permitted Acquisitions) when the Payment Conditions are satisfied; and (viii) other baskets and exceptions consistent with the ABL Documentation Principles or as otherwise agreed by the Borrower and the Lead Arrangers);

(c) debt with baskets for (i) contribution indebtedness (at 2x the aggregate cash or fair market value contributed); (ii) Ratio Debt (as defined below); (iii) capital lease/purchase money debt of $160 million without regard to any capital leases or purchase money indebtedness scheduled on the Closing Date; (iv) non-Loan Party debt equal to $160 million plus additional amounts in the form of working capital or other local lines of credit so long as not secured by Collateral and non-recourse to the Loan Parties; (v) cash collateralized letters of credit; (vi) non-speculative hedging arrangements and cash management arrangements; (vii) any indebtedness of the Company incurred or issued prior to the Closing Date which remains outstanding and is permitted to remain outstanding under the Acquisition Agreement; (ix) indebtedness arising from agreements providing for adjustments of purchase price or “earn outs” entered into in connection with acquisitions, (x) debt incurred and/or assumed in connection with a Permitted Acquisition or other permitted investment (subject in the case of (1) any such incurred debt only to the requirements applicable to the incurrence of Ratio Debt or (2) any such assumed debt only, that such assumed debt is not created in anticipation of such acquisition or investment), with a cap on such debt of non-Loan Parties in an amount to be agreed; (xi) the Facilities (including Incremental Facilities, Incremental ABL Facilities, Incremental Equivalent Debt and any permitted refinancing thereof); (xii) Refinancing Facilities; (xiii) a general basket equal to $225 million; (xiv) additional unsecured unlimited amounts with respect to indebtedness maturing outside the ABL Facility subject to the satisfaction of the Payment Conditions on a pro forma basis; and (xv) other baskets and exceptions consistent with the ABL Documentation Principles or as otherwise agreed by the Borrower and the Lead Arrangers;

(d) fundamental changes (which shall permit unlimited permitted investments consummated as mergers or consolidations in accordance with the Documentation Principles);

(e) dispositions, with a basket for (i) unlimited dispositions (the “General Dispositions Basket”) subject to receipt of fair market value and 75% cash or cash equivalent consideration (subject to exceptions to be set forth in the ABL Loan Documents, which will include a basket of an amount to be agreed for non-cash consideration that may be designated as cash consideration); provided, that if the disposition of assets pursuant to clause (i) decreases the Borrowing Base by $25 million or more (after giving effect thereto), the Borrower shall deliver a pro forma Borrowing Base Certificate on or prior to the date of such sale (or such later date as the Administrative Agent may agree), (ii) dispositions in connection with licensing of intellectual property to non-guarantor restricted subsidiaries in connection with bona fide tax planning purposes as determined in good faith by the Borrower), (iii) a de minimis basket for dispositions of property with a fair market value less than $10 million per transaction or series of related transactions or $50 million in the aggregate in any fiscal year and (iv) other baskets and exceptions consistent with the ABL Documentation Principles or as otherwise agreed by the Borrower and the Lead Arrangers;

(f) restricted payments, with baskets for (i) equity buybacks upon death, disability or termination (etc.) subject to a cap of $30 million per fiscal year with rollover of unused amounts to subsequent calendar years; (ii) other equity redemptions up to $25 million per fiscal year; (iii) tax distributions equal to the Borrower’s taxable income (determined, if the Borrower is a disregarded entity for U.S. federal income tax purposes, as if the Borrower were instead a partnership for U.S. federal income tax purposes) multiplied by the highest marginal combined federal, state and local income tax rate applicable to any direct or indirect owner (other than a person owning indirectly through an entity that is treated as a corporation for U.S. federal income tax purposes) of the Borrower (or the Borrower’s regarded parent if the Borrower is a disregarded entity for U.S. federal income tax purposes), taking into account the deductibility of state and local income taxes for U.S. federal income tax purposes (and any limitations thereon) and not subject to cap or clawback; (iv) payment of legal, accounting and other ordinary course corporate overhead or other operational expenses of any such parent not to exceed an amount to be agreed in any fiscal year and for the payment of franchise or similar taxes; (v) dividends, distributions or redemptions in connection with the Transactions; (vi) a general basket equal to $200 million, subject to no event of default; (vii) additional restricted payments subject only to compliance with the RP Payment Conditions; and (viii) other baskets and exceptions consistent with the ABL Documentation Principles or as otherwise agreed by the Borrower and the Lead Arrangers);

(g) transactions with affiliates in excess of $20 million per transaction or a series of related transactions;

(h) restrictions on negative pledge clauses; and

(j) prepaying material junior lien or unsecured debt for borrowed money that is contractually subordinated in right of payment to the ABL Facility and in excess of an amount to be agreed (the “Junior Debt”), or amendments of the documents governing such Junior Debt in a manner (when taken as a whole) materially adverse to the Lenders (when taken as a whole), which will permit, among other things, (i) regularly scheduled principal and interest, (ii) refinancing or exchanges of Junior Debt for other Junior Debt maturing no earlier, and not having a shorter weighted average life, than the Junior Debt being so refinanced or exchanged (provided that such refinancing or exchange indebtedness shall be subordinated indebtedness if the Junior Debt so refinanced or exchanged was subordinated debt), (iii) conversion of Junior Debt to common or “qualified preferred” equity, (iv) a general basket equal to $200 million, subject to no event of default; (v) unlimited prepayments, purchases or redemptions of Junior Debt when the RP Payment Conditions are satisfied and (vi) other baskets and exceptions consistent with the ABL Documentation Principles and such other baskets and exceptions as otherwise agreed by the Borrower and the Lead Arrangers).

All dollar baskets will include a growing concept based on Consolidated EBITDA. The general basket for restricted payments may alternatively be used for investments and/or prepayments of Junior Debt, and the general basket for prepayments of Junior Debt may alternatively be used for restricted payments and/or investments. The Borrower shall be permitted to reclassify its debt and liens (other than debt under and liens securing the Facilities) incurred among baskets without limitation.

The Borrower and/or any restricted subsidiary will be permitted to make acquisitions of all or substantially all of the assets or a majority of the equity interests of a person or a line of business (each, a “Permitted Acquisition”), so long as (i) before and after giving effect thereto, no event of default has occurred and is continuing (or, in the case of a Limited Condition Transaction, at the Borrower’s option, at the time of execution of a definitive acquisition agreement, in which case no payment or bankruptcy event of default has occurred and is continuing at the time of consummation thereof), (ii) after giving effect thereto, the Borrower is in compliance with the permitted lines of business covenant and (iii) solely to the extent required by, and subject to the limitations set forth in “Guarantees” and “Security” above, the acquired company and its subsidiaries (other than any subsidiaries of the acquired company designated as an unrestricted subsidiary as provided in “Unrestricted Subsidiaries” below) will become Guarantors and pledge their Collateral to the ABL Administrative Agent.

The Borrower and any restricted subsidiary will be permitted to incur indebtedness (“Ratio Debt”) so long as, subject to the Borrower’s LCA Election rights (a) before and after giving effect thereto, no payment or bankruptcy event of default has occurred and is continuing and (b) the aggregate principal amount of such Ratio Debt outstanding may not exceed after giving effect to the incurrence of such debt and the application of the proceeds thereof on a pro forma basis, as of the last day of the most recently ended fiscal quarter of the Borrower for which internal financial statements are available, an amount equal to the Ratio Debt Cap.

The Ratio Debt Cap means an amount equal to $100 million plus the Ratio Incremental Amount.

“Ratio Incremental Amount” means:

(a) with respect to Ratio Debt to be secured by liens on a pari passu basis with the Term Facility and subject to a customary intercreditor agreement, the Borrower’s First Lien Net Leverage Ratio exceeding (i) the Closing Date First Lien Net Leverage Ratio or (ii) such ratio prior to such incurrence;

(b) with respect to Ratio Debt secured on a junior lien basis to the ABL Facility and subject to a customary intercreditor agreement, the Borrower’s Total Net Leverage Ratio exceeding (i) the Closing Date Total Net Leverage Ratio or (ii) such ratio prior to such incurrence; or

(c) with respect to unsecured Ratio Debt, either (i) the Borrower’s Total Net Leverage Ratio exceeding (x) the Closing Date Total Net Leverage Ratio or (y) such ratio prior to such incurrence or (ii) the Borrower’s Interest Coverage Ratio being no less than (x) 2.00:1.00 or (y) the Interest Coverage Ratio immediately prior to such incurrence, in each case, as of the last day of the most recently ended fiscal quarter of the Borrower for which financial statements are available, calculated in each case on a pro forma basis (excluding the cash proceeds to the Borrower of any then proposed Ratio Debt for netting purposes).

Compliance with a negative covenant in the ABL Loan Documents may be permitted in part by one basket or exception and in part by another, in the Borrower’s discretion, and the Borrower may designate and redesignate (the “Redesignation”) (on or after any applicable date) the baskets or exceptions available to it on such date (or any later date) upon with compliance is based.

Unless the Borrower elects otherwise, compliance will be deemed to be first pursuant to a basket or exception based on a financial ratio (to the maximum extent permitted by such basket or exception) prior to being determined to pursuant to any other basket or exception, including those based on a fixed dollar amount.

“Payment Conditions” shall mean the following: (i) no Specified Default exists or would arise after giving effect to the relevant transactions, (ii) pro forma compliance for the four fiscal quarters most recently preceding such transaction or payment for which financial statements are available with a Fixed Charge Coverage Ratio of at least 1.00:1.00 and (iii) the Borrower’s having Specified Excess Availability (and with a 30-day lookback) in excess of the greater of (x) $31.25 million and (y) 12.5% of the Line Cap; provided however that the condition set forth in clause (ii) shall not be applicable if the Borrower has Specified Excess Availability in excess of the greater of (x) $43.75 million and (y) 17.5% of the Line Cap, in each case, on a pro forma basis immediately after giving effect to such transaction.

“RP Payment Conditions” shall mean the following: (i) no Specified Default exists or would arise after giving effect to the relevant transactions, (ii) pro forma compliance for the four fiscal quarters most recently preceding such transaction or payment for which financial statements are available with a Fixed Charge Coverage Ratio of at least 1.00:1.00 and (iii) the Borrower’s having Specified Excess Availability (and with a 30-day lookback) in excess of the greater of (x) $37.5 million and (y) 15% of the Line Cap; provided however that the condition set forth in clause (ii) shall not be applicable if the Borrower has Specified Excess Availability in excess of the greater of (x) $50 million and (y) 20% of the Line Cap, in each case, on a pro forma basis immediately after giving effect to such transaction.

ABL Financial Covenant:

Upon the occurrence and during the continuance of a Covenant Trigger Event, the Fixed Charge Coverage Ratio (as defined on Exhibit F to the Commitment Letter) as of the last day of any fiscal quarter shall not be less than 1.00:1.00, to be tested on the last day of any fiscal quarter (including at the time of occurrence of such Covenant Trigger Event and each subsequent fiscal quarter of the Borrower ending during the continuance of such Covenant Trigger Event) for which financial statements are required to have been delivered, on a trailing four quarter basis.

“Covenant Trigger Event” means Specified Excess Availability (as defined below) shall be less than either (a) the greater of (i) $25 million and (ii) 10.0% of the Line Cap for 2 consecutive Business Days or (b) the greater of (i) $18.75 million and (ii) 7.5% of the Line Cap at any time, and shall continue until Specified Excess Availability is equal to or exceeds such amount as reflected on a Borrowing Base Certificate delivered to the ABL Administrative Agent for a period of 20 days after Specified Excess Availability is equal to or exceeds such amount.

For purposes of determining compliance with the ABL Financial Covenant, any cash equity contribution (which shall be common equity or otherwise on terms reasonably acceptable to the ABL Administrative Agent) made to the Borrower after the beginning of the most recently ended fiscal quarter and on or prior to the day that is 10 business days after the day on which financial statements are required to be delivered for such fiscal quarter will, at the request of the Borrower, be included in the calculation of Consolidated EBITDA solely for the purposes of determining compliance with such ABL Financial Covenant at the end of such fiscal quarter and applicable subsequent periods which include such fiscal quarter (any such equity contribution so included in the calculation of Consolidated EBITDA, a “Specified Equity Contribution”); subject solely to following conditions: (a) there shall be no more than two quarters in each four consecutive fiscal quarter period in respect of which a Specified Equity Contribution is made, (b) the amount of any Specified Equity Contribution shall be no more than the amount expected to be required to cause the Borrower to be in pro forma compliance with the ABL Financial Covenant specified above, (c) no more than five Specified Equity Contributions shall be made during the term of the ABL Facility, (d) all Specified Equity Contributions shall be disregarded for purposes of any financial ratio determination under the ABL Loan Documents other than for determining compliance with the ABL Financial Covenant and (e) there shall be no pro forma or other reduction in indebtedness with the proceeds of any Specified Equity Contribution for determining compliance with the ABL Financial Covenant unless such proceeds are actually applied to prepay indebtedness. The ABL Loan Documents will contain a customary standstill provision with respect to the declaration of an event of default and/or exercise of remedies during the period in which a Specified Equity Contribution could be made but the Borrower shall not be permitted to borrow or obtain new letters of credit during such period.

“Specified Excess Availability” shall mean the sum of (i) Excess Availability and (ii) the amount by which the Borrowing Base at such time exceeds the ABL Commitments, up to an amount not to exceed 2.5% of ABL Commitments.

Unrestricted Subsidiaries:	The ABL Loan Documents will permit the Borrower to designate any existing or subsequently acquired or organized subsidiary as an “unrestricted subsidiary” and subsequently re-designate any such unrestricted subsidiary as a restricted subsidiary; provided that (a) no Specified Default exists or would result therefrom at the time of designation and (b) the Borrower is in compliance with the Payment Conditions. The designation of any unrestricted subsidiary as a restricted subsidiary will be deemed to be an incurrence at the time of such designation of indebtedness of such subsidiary or liens on the assets of such subsidiary, in each case, outstanding on the date of such designation. The designation of any subsidiary as an unrestricted subsidiary will constitute an investment for purposes of the investments negative covenant described under the caption “Negative Covenants” above.

Unrestricted Subsidiaries will not be subject to the representations and warranties, covenants or events of default of the ABL Loan Documents and the results of operations and indebtedness of unrestricted subsidiaries will not be taken into account for purposes of determining any financial ratio or covenant contained in the ABL Loan Documents, and any cash or cash equivalents of any unrestricted subsidiary will not be taken into account for purposes of any net debt test under the ABL Loan Documents.

Events of Default:	Limited to the following (to be applicable to the Borrower and its restricted subsidiaries): nonpayment of principal, interest, letter of credit reimbursement obligations and fees (with not less than a five business day grace period for interest and fees); failure to perform negative covenants, the ABL Financial Covenant and affirmative covenant to provide notice of default or maintain the Borrower’s corporate existence; failure to deliver a Borrowing Base Certificate when required (subject to (a) five business day grace period or (b) two business day grace period if the Borrower is required to compute the Borrowing Base and deliver a Borrowing Base Certificate on a weekly basis as a result of a Weekly Borrowing Base Event); failure to perform under the Cash Management and Cash Dominion covenant (subject to a five business day grace period); failure to perform other covenants subject to a 30-day cure period after the earlier to occur of the date on which an executive officer of the Borrower becomes aware of such default and the date on which notice of default from the ABL Administrative Agent is received; any representation or warranty incorrect in any material respect when made; cross-acceleration and cross-default to continuing defaults under other material indebtedness in an aggregate principal amount in excess of the Threshold Amount (other than indebtedness held exclusively by subsidiaries); bankruptcy and similar proceedings of the Borrower or a material subsidiary; material monetary judgment defaults in excess of the Threshold Amount (to the extent not covered by insurance or other indemnity); ERISA events subject to no material adverse effect; invalidity (actual or asserted by the Borrower or any other subsidiary) of the ABL Loan Documents, the ABL Guarantees, the Intercreditor Agreement, a material security interest or a material portion of the Collateral; and change of control. “Threshold Amount” will be defined as the greater of (x) $80 million and (y) 12.5% of the Borrower’s Consolidated EBITDA for the most recently ended period of four fiscal quarters for which financial statements are available, calculated on a pro forma basis.

Voting:	Amendments and waivers of the ABL Loan Documents will require the approval of Lenders (the “Required ABL Lenders”) holding more than

50% of the aggregate amount of loans and commitments under the ABL Facility, except that: (a) the consent of each ABL Lender directly and adversely affected thereby shall be required with respect to (i) increases in commitments of such Lender, (ii) reductions of principal, interest (other than default interest) or fees owed to such Lender (it being understood and agreed that the waiver of any mandatory prepayment, default interest, default or event of default will only require the consent of the Required ABL Lenders), (iii) extensions of scheduled amortization, date of payment of interest or any fee or final maturity (it being understood and agreed that the waiver of any mandatory prepayment, default interest, default or event of default will only require the consent of the Required ABL Lenders) and (iv) changes to the pro rata sharing provisions (with exceptions for certain transactions and actions to be agreed, including amend and extend transactions and defaulting lender actions); (b) the consent of 100% of the ABL Lenders will be required with respect to (i) changes in voting thresholds and (ii) subordination or releases of liens on all or substantially all of the Collateral or all or substantially all of the aggregate value of the ABL Guarantees (other than in connection with any transfer or other release of Collateral or of the relevant Guarantor permitted by the ABL Loan Documents); (c) the consent of a supermajority (66.7%) of the ABL Commitments (or, if the ABL Commitments have been terminated, outstanding ABL Loans) will be required for any changes to the Borrowing Base definition or the component definitions thereof which result in increased borrowing availability; and (d) the consent of the ABL Administrative Agent and the Swingline Lender or Issuing Bank will be required to amend, modify or otherwise affect the rights and duties of the ABL Administrative Agent, such Swingline Lender or Issuing Bank, as the case may be. Notwithstanding the foregoing, only the consent of the Required ABL Lenders shall be required to waive the ABL Financial Covenant (or any component definition thereof to the extent applicable thereto) and not the consent of any other Lender. Disqualified Lenders will have limited voting rights (consistent with defaulting lenders) under the ABL Facility and will be required to assign all loans and commitments then owned by such Disqualified Lender to another lender (other than a Defaulting Lender) or eligible assignee (and the Borrower shall be entitled to seek specific performance in any applicable court of law or equity to enforce this sentence), subject to customary provisions and limitations.

The ABL Loan Documents shall contain customary provisions for replacing (i) non-consenting Lenders in connection with amendments and waivers requiring the consent of all Lenders or of all Lenders affected thereby so long as relevant Lenders holding more than 50% of the aggregate amount of the loans and commitments under the relevant Facilities have consented thereto, (ii) non-extending ABL Lenders, (iii) defaulting ABL Lenders, and (iv) ABL Lenders claiming increased costs, taxes gross-ups and similar required indemnity payments

The Facilities Documentation will contain customary “amend and extend” and “refinancing” provisions (on terms consistent with the Documentation Principles) pursuant to which the Borrower may refinance or extend commitments and/or outstandings pursuant to one or more tranches with only the consent of the respective extending or refinancing lenders; it being understood that each Lender under the applicable tranche or tranches that are being extended or refinanced shall have the opportunity to participate in such extension or refinancing on the same terms and conditions as each other lender in such tranche or tranches; provided that it is understood that no existing Lender will have any obligation to commit to any such extension or refinancing.

Yield Protection and Increased Costs:	Usual for facilities and transactions of this type, including customary tax gross-up provisions and customary protections for increased costs imposed as a result of the Dodd-Frank Act or Basel III.

Defaulting Lenders:	Consistent with the Documentation Principles. At the Borrower’s option, the Borrower may prepay the loans and/or terminate the commitments of any defaulting lender without penalty or premium.

Assignments and Participations:

The ABL Lenders will be permitted to assign loans and commitments (other than to natural persons and Disqualified Lenders) with the consent of the Borrower, the ABL Administrative Agent, the Swingline Lender and the Issuing Bank (in each case, such consent not to be unreasonably withheld, delayed or conditioned, it being agreed that it shall be reasonable to withhold consent to assignment to a Disqualified Lender); provided that no consent of the Borrower shall be required after the occurrence and during the continuance of a payment or bankruptcy event of default with respect to the Borrower or in the case of an assignment to a Lender, an affiliate of a Lender or an approved fund. The Borrower will be deemed to have consented to an assignment unless it objects thereto by written notice (including via email) to the ABL Administrative Agent within 10 business days after having received written notice of a request for such consent from the ABL Administrative Agent.

Each assignment will be in a minimum amount of $2.5 million. The ABL Administrative Agent will receive a processing and recordation fee of $3,500, payable by the assignor and/or the assignee, with each assignment. Loans and commitments in respect of the ABL Facility will not be permitted to be assigned to the Borrower or any of its affiliates. Each prospective assignee and participant will be required to represent that it is not a Disqualified Lender or an affiliate of a Disqualified Lender, in each case to the extent a list of Disqualified Lenders has been made available to the prospective assignee or participant, as applicable. As used herein, “approved fund” means, with respect to any Lender, any fund that is administered, advised or managed by (i) such Lender, (ii) an affiliate of such Lender or (iii) any entity or an affiliate of an entity that administers, advises or manages such Lender.

The ABL Lenders will be permitted to participate loans and commitments (other than to natural persons and Disqualified Lenders). Voting rights of participants will be limited to matters in respect of (i) increases in commitments participated to such participant, (ii) reductions of principal, interest (other than default interest) or fees in respect of loans participated to such participant (it being understood and agreed that the waiver of any mandatory prepayment, default interest, default or event of default will not require the consent of such participant), (iii) extensions of scheduled amortization, date of payment of interest and any fee or final maturity (it being understood and agreed that the waiver of any mandatory prepayment, default interest, default or event of default will not require the consent of such participant), and (iv) releases of all or substantially all of the Collateral or all or substantially all of the aggregate value of the Guarantees (other than in connection with any sale of Collateral or of the relevant Guarantor permitted by the ABL Loan Documents).

Notwithstanding anything in the ABL Loan Documents to the contrary, the ABL Administrative Agent shall not be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions of the ABL Loan Documents relating to Disqualified Lenders. Without limiting the generality of the foregoing, the ABL Administrative Agent in its capacity as such shall not (x) be obligated to ascertain, monitor or inquire as to whether any ABL Lender or participant in ABL Loans or prospective ABL Lender or participant in ABL Loans is a Disqualified Lender or (y) have any liability with respect to or arising out of any assignment or participation of ABL Loans, or ABL Commitments (in each case, except to the extent constituting gross negligence, bad faith or willful misconduct) disclosure of confidential information, to any Disqualified Lender.

Expenses and Indemnification:	The expense and indemnification provisions to be set forth in the ABL Loan Documents will be substantially consistent with those set forth in Term Loan Documents and otherwise consistent with the ABL Documentation Principles.

Governing Law and Forum:	New York.

Counsel to ABL Administrative Agent and Lead Arrangers:	Simpson Thacher & Bartlett LLP.

ANNEX I TO EXHIBIT B

Interest Rates:	The interest rates under the ABL Facility will be as follows:

At the option of the Borrower, Adjusted LIBOR plus the Applicable Margin or ABR plus the Applicable Margin.

As used herein:

“Adjusted LIBOR” means the London interbank offered rate, adjusted for statutory reserve requirements; provided that “Adjusted LIBOR” shall be no less than 0.00% per annum.

“ABR” means, for any day, a rate per annum equal to the greatest of (a) the prime rate in effect of such day, (b) the NYFRB rate in effect on such day plus 1⁄2 of 1%, (c) the Adjusted LIBOR rate for a one-month interest period on such day (or if such day is not a business day, the immediately preceding business day) plus 1% and (d) 1.00% per annum.

“Applicable Margin” means with respect to the ABL Facility, initially (a) 0.50% per annum, in the case of ABR loans, and (b) 1.50% per annum, in the case of Adjusted LIBOR loans and subject to adjustment as specified in the following paragraph.

From and after the first full fiscal quarter completed after the Closing Date, the Applicable Margin under the ABL Facility shall be subject to adjustment based on Excess Availability, as follows:

Excess Availability	Adjusted LIBOR loans	ABR loans
Less than 33.3%	1.75%	0.75%
Less than 66.7% and equal to or greater than 33.3%	1.50%	0.50%
Equal to or greater than 66.7%	1.25%	0.25%

Adjusted LIBOR borrowings may be made for interest periods of 1, 2, 3 or 6 (or, if agreed to by all applicable Lenders, 12) months or a shorter period as may be agreed by all applicable Lenders, as selected by the Borrower.

Interest on loans and all fees will be payable in arrears on the basis of a 360-day year (calculated on the basis of actual number of days elapsed), provided that interest on ABR loans, when based on the ABL Administrative Agent’s prime rate, will be payable in arrears on the basis of a 365-day year (or a 366-day year in a leap year), in each case calculated on the basis of the actual number of days elapsed. Interest will be payable on Adjusted LIBOR loans on the last day of the applicable interest period (and at the end of each three months, in the case of interest periods longer than three months) and upon prepayment, and on ABR loans quarterly and upon prepayment.

Default Rate:	Upon and during the continuance of a payment or bankruptcy event of default, overdue amounts shall bear interest at, with respect to principal, the applicable interest rate plus 2.00% per annum and, with respect to any other amount, the interest rate applicable to ABR loans plus 2.00% per annum, and in each case shall be payable on demand.

Letter of Credit Fees:	A per annum fee equal to the Applicable Margin with respect to Adjusted LIBOR loans under the ABL Facility in effect from time to time will accrue on the aggregate face amount of outstanding letters of credit under the ABL Facility, payable in arrears at the end of each quarter and upon termination of the ABL Facility. Such fees shall be distributed to the applicable ABL Lenders pro rata in accordance with their commitments under the ABL Facility. In addition, the Borrower shall pay to each Issuing Bank, for its own account, (a) a fronting fee to be agreed upon on the aggregate face amount of outstanding letters of credit, payable in arrears at the end of each quarter and upon termination of the ABL Facility, and (b) the Issuing Bank’s customary issuance and administration fees.

Commitment Fee:	Initially, 0.375% per annum on the average daily unused portion of the ABL Facility, payable quarterly in arrears. From and after the delivery by the Borrower to the Administrative Agent of the Borrower’s financial statements for the first full fiscal quarter of the Borrower completed after the Closing Date, the commitment fee shall be subject to one step-down to 0.25% based on Excess Availability during the preceding quarter of less than or equal to 50%.

CONFIDENTIAL	EXHIBIT C

Project Apex

$2,700,000,000 Term Loan Facility

Summary of Principal Terms and Conditions

Capitalized terms used but not defined in this Exhibit C shall have the meanings set forth in the Commitment Letter to which this Exhibit B is attached or the other Exhibits to the Commitment Letter.

Borrower:	Amneal Pharmaceuticals LLC (the “Borrower”).

Lead Arrangers and Bookrunners:	JPMCB, MLPFS and RBCCM (the “Lead Arrangers”).

Term Administrative Agent and Term Collateral Agent:	JPMCB will act as the sole administrative agent and sole collateral agent (in such capacities, the “Term Administrative Agent” and together with the ABL Administrative Agent, the “Administrative Agent”) for the Term Lenders.

Additional Agents:	The Borrower may designate additional financial institutions to act as syndication agent, documentation agent or co-documentation agent.

Transactions:	As described in Exhibit A to the Commitment Letter.

Lenders:	JPMCB (or one of its affiliates), BANA (or one of its affiliates), Royal Bank (or one of its affiliates) and a syndicate of financial institutions and other lenders (the “Term Lenders” and together with the ABL Lenders, the “Lenders”) arranged by the Lead Arrangers and reasonably acceptable to the Borrower, excluding Disqualified Lenders.

Term Facility:	A senior secured term loan facility (the “Term Facility”) in an aggregate principal amount of $2,700 million plus at the Borrower’s election, any Term Flex Increase (as defined in the Fee Letter).

Loans under the Term Facility (“Term Loans”) will be available to the Borrower in U.S. dollars.

Incremental Facilities:

The Facilities Documentation for the Term Facility (the “Term Loan Documents”) will permit the Borrower to add one or more incremental term facilities or increase the Term Facility (each, an “Incremental Facility” and collectively, the “Incremental Facilities”) in minimum amounts consistent with the Term Documentation Principles.

The aggregate principal amount of Incremental Facilities may not exceed, subject to the Borrower’s rights in respect of a Limited Condition Transaction (“LCA Election”), the Incremental Facility Cap.

“Incremental Facility Cap” means an amount equal to the Incremental Fixed Amount plus the Incremental Ratio Amount.

“Incremental Fixed Amount” means the sum of (a) the greater of (i) $641 million and (ii) 100% of the Borrower’s Consolidated EBITDA for the most recently ended period of four fiscal quarters for which financial statements are available, calculated on a pro forma basis, plus (b) the aggregate principal amount of voluntary prepayments, redemptions, repurchases and other permanent reductions of Term Loans that are secured on a pari passu basis with the Term Loans (in each case, including all debt buybacks and yank-a-bank payment amounts with credit given to the actual purchase price paid in cash), voluntary prepayments of loans under the ABL Facility (with a corresponding commitment reduction), in each case, except to the extent such prepayments were funded with the proceeds of long-term indebtedness, minus (c) the aggregate principal amount incurred under any Incremental Facility and Incremental Equivalent Debt incurred in reliance on the Fixed Incremental Amount.

“Incremental Ratio Amount” means such amount as would not result in,

(a) with respect to Incremental Facilities secured on a pari passu basis with the Term Facility, the Borrower’s First Lien Net Leverage Ratio exceeding (i) the Closing Date First Lien Net Leverage Ratio or (ii) such ratio prior to such incurrence;

(b) with respect to Incremental Facilities secured on a junior lien basis to the Term Facility, the Borrower’s Total Net Leverage Ratio exceeding (i) the Closing Date Total Net Leverage Ratio or (ii) such ratio prior to such incurrence; or

(c) with respect to unsecured Incremental Facilities, either (i) the Borrower’s Total Net Leverage Ratio exceeding (x) the Closing Date Total Net Leverage Ratio or (y) such ratio prior to such incurrence or (ii) the Borrower’s Interest Coverage Ratio being no less than (x) 2.00:1.00 or (y) the Interest Coverage Ratio immediately prior to such incurrence, in each case as of the last day of the most recently ended fiscal quarter of the Borrower for which financial statements are available, calculated in each case on a Pro Forma Basis (excluding the cash proceeds to the Borrower of any then proposed Incremental Facility for netting purposes).

“Closing Date First Lien Net Leverage Ratio” means the First Lien Net Leverage Ratio on the Closing Date. “Closing Date Total Net Leverage Ratio” means the Total Net Leverage Ratio on the Closing Date. Each such ratio will be adjusted on the Closing Date to reflect the effect of any Term Flex Increase (as defined in the Fee Letter).

If the Borrower incurs indebtedness under an Incremental Facility (or Incremental Equivalent Debt) using the Fixed Incremental Amount on the same date that it incurs indebtedness using the Ratio Incremental Amount, the relevant ratio above will be calculated without regard to any incurrence of indebtedness under the Fixed Incremental Amount. Unless the Borrower elects otherwise, each Incremental Facility (or Incremental Equivalent Debt) will be deemed incurred first as Ratio Incremental Amount to the extent permitted, with any balance incurred under the Fixed Incremental Amount. Incremental Facilities will rank pari passu or junior in right of payment with the Initial Term Loans and will either be unsecured or secured by Liens that are pari passu with or junior to the Liens securing the Initial Term Loans.

The Borrower may classify, and may later reclassify, indebtedness incurred under an Incremental Facility (or Incremental Equivalent Debt) (the “Incremental Reclassification”) as incurred as, and in reliance on, the Fixed Incremental Amount, Ratio Incremental Amount, or both, on the date of incurrence and thereafter, to the extent permitted on the date of classification (or the date of any such reclassification).

The Incremental Facilities will be available at the request of the Borrower with consent required only from those lenders that agree, in their discretion, to participate in such Incremental Facility. Lenders providing an Incremental Facility will be reasonably acceptable to (a) the Borrower and (b) the Term Administrative Agent (but only to the extent such person would otherwise have a consent right to an assignment of such loans to such lender, such consent not to be unreasonably withheld, conditioned or delayed). The Term Loan Documents may be amended as may be necessary to give effect to any Incremental Facility with the consent of the Borrower, the Term Administrative Agent and Lenders providing such Incremental Facility, including such amendments as may be necessary or advisable to have such facility fungible with the Initial Term Loans or other Incremental Facilities.

The incurrence of indebtedness under an Incremental Facility will be subject to only the following conditions and to any other conditions agreed between the lenders under the Incremental Facility and the Borrower, measured on the date such facilities are incurred, in each case subject to the Borrower’s LCA Election rights: (i) no event of default (or, in the case of a Permitted Acquisition or other permitted investment, no payment or bankruptcy event of default) under the Term Facility has occurred and be continuing or would result therefrom and (ii) all representations and warranties must be true and correct in all material respects immediately prior to, and after giving effect to, the incurrence of such Incremental Facility; provided that in connection with any Permitted Acquisition or other permitted investment that constitutes a Limited Condition Transaction, such representations and warranties may be limited to the Specified Representations

The Term Loan Documents will also require that:

(i) the final maturity date of any Incremental Facility be no earlier than the final maturity date for the Term Loans incurred on the Closing Date (the “Initial Term Loans”); provided that this clause (i) will not apply to up to $160 million (or if greater 25% of Consolidated EBITDA for the most recently ended period of four fiscal quarters for which financial statements are available, calculated on a pro forma basis) in aggregate initial principal amount of (at the Borrower’s option) Incremental Facilities or Incremental Equivalent Debt (the “Inside Maturity Basket”);

(ii) the weighted average life to maturity of any Incremental Facility be no shorter than the remaining weighted average life to maturity of the Initial Term Loans (without giving effect to any amortization or prepayments on the Initial Term Loans); provided that this clause (ii) will not apply to the Inside Maturity Basket;

(iii) the interest margins for any Incremental Facility will be determined by the Borrower and the lenders of such Incremental Facility; provided, that if the yield for any Incremental Facility incurred during the first six months following the Closing Date and secured on a pari passu basis with the Initial Term Loans (excluding any Incremental Facility (A) incurred in reliance on the Ratio Incremental Amount, (B) that has an outside maturity date at least one year after the latest maturity date of the Initial Term Loans at the time of incurrence thereof, (C) incurred in connection with a Permitted Investment), or (D) in an aggregate original principal amount up to $320 million (or if greater 50% of Consolidated EBITDA for the most recently ended period of four fiscal quarters for which financial statements are available, calculated on a pro forma basis)), is greater than the yield for the Initial First Lien Term Loans by more than 75 basis points (the “Yield Differential”), then the interest margins for the Initial Term Loans will be increased to the extent necessary so that the yield for such Incremental Facility is not more than 75 basis points higher than the yield for the Initial Term Loans (the “MFN Provision”);

(iv) any Incremental Facility will share on a pro rata basis or less than a pro rata basis (but not on a greater than pro rata basis except for prepayments with the proceeds of a refinancing and in respect of an earlier maturing tranche) in any mandatory prepayments of the Initial Term Loans, and

(v) except as otherwise set forth herein, all other terms of any Incremental Facility will be on terms and pursuant to documentation to be determined by the Borrower and the providers of such Incremental Facility; provided that to the extent such terms are not consistent with the Term Loan Documents, such terms shall be reasonably satisfactory to the Term Administrative Agent and the Borrower.

For purposes of determining the Yield Differential, (i) original issue discount (“OID”) or upfront fees (which will be deemed to constitute like amounts of OID) payable by the Borrower for the account of the Lenders with respect to the Initial Term Loans or the Incremental Facility in the primary syndication thereof will be included, (ii) arrangement, ticking, commitment or similar fees will be excluded (to the extent not paid or payable generally to all applicable lenders) and (iii) if the LIBOR or ABR floor for the Incremental Facility is greater than the LIBOR or ABR floor, respectively, for the Initial Term Loans, the difference between such floor for the Incremental Facility and the Initial Term Loans will be equated to an increase in interest margins, and in such case the interest rate floor (but not the interest rate margin) applicable to the existing Initial Term Loans will be increased by such difference. OID will be measured with reference to the loan proceeds received by the Borrower (and not with reference to any price at which loans are assigned) and will be equated to interest based on an assumed four-year life to maturity.

The Borrower may, in lieu of adding Incremental Facilities, utilize any part of the Incremental Facility Cap to incur (i) notes and/or loans that will be secured by liens that have the same priority as the liens that secure the Initial Term Loans (“Parity Lien Debt”), (ii) notes and/or loans that will be secured by liens that are junior in priority to the liens that secure the Initial Term Loans (“Junior Lien Debt”) and/or (iii) unsecured notes and/or loans (“Unsecured Debt” and, together with Parity Lien Debt and Junior Lien Debt, “Incremental Equivalent Debt”); provided that:

(a) Incremental Equivalent Debt will be capped at the Incremental Facility Cap;

(b)(i) any Parity Lien Debt will not mature prior to the final maturity date of, or have a shorter weighted average life than, the Initial Term Loans (without giving effect to any amortization or prepayments on the Initial Term Loans); provided that this clause (i) will not apply to the Inside Maturity Basket and (ii) any Junior Lien Debt or Unsecured Debt (other than bridge facilities) will not have a final maturity date, or have scheduled amortization, prior to the date that is 91 days following the final maturity date of the Initial Term Loans,

(c) any mandatory prepayments of Parity Lien Debt will be made on a pro rata basis or less than a pro rata basis (but not on a greater than pro rata basis except for prepayments with the proceeds of a refinancing and in respect of an earlier maturing tranche) with mandatory prepayments of the Initial Term Loans and any mandatory prepayments of any Junior Lien Debt or Unsecured Debt may not be made except to the extent that prepayments are made, to the extent required under the Term Facility or any Parity Lien Debt, first pro rata to the Facilities and any such Parity Lien Debt,

(d) any secured Incremental Equivalent Debt will be secured by liens on Collateral only (and not on any other assets) and subject to a usual and customary intercreditor agreement,

(e) any Incremental Equivalent Debt will not be guaranteed by any subsidiaries of the Borrower other than the Loan Parties (as defined below), and

(f) Incremental Equivalent Debt will not be subject to any “most favored nations” pricing provisions, except that any Incremental Equivalent Debt in the form of term loans that is secured on a pari passu basis with the Initial Term Loans will be subject to the MFN Provision.

Refinancing Facilities:

The Borrower may refinance loans and commitments under the Term Facility on a dollar-for dollar basis, from time to time, in whole or part, with one or more tranches of secured or unsecured indebtedness (such indebtedness, a “Refinancing Facility”). Providers of a Refinancing Facility issued under the Term Loan Documents must be reasonably acceptable to the Borrower and the Term Administrative Agent; provided, that consent of the Term Administrative Agent will be required only to the extent it would have a consent right to an assignment of Term Loans to such provider and such consent may not to be unreasonably withheld, conditioned or delayed.

The Term Loan Documents will contain customary limitations and restrictions applicable to Refinancing Facilities in accordance with the Term Documentation Principles.

Term Documentation Principles:	The definitive documentation for the Term Loan Facility will (a) initially be prepared by counsel to the Borrower, (b) subject to the “flex” provisions contained in the Fee Letter, contain the terms and conditions set forth in this Exhibit C, (c) reflect the operational and strategic requirements of the Borrower and its subsidiaries, (d) be consistent with the proposed business plan and the Model, (e) shall be based upon the facilities documentation for the transaction identified to us as “Mariposa” and related documentation (collectively, the “Identified Precedent”), taking into account differences in the industry of the borrower under such facility, as modified for an “Up-C” structure, and in no event be less favorable to the Borrower and its subsidiaries than the definitive documentation governing the Existing Credit Facilities, (f) include customary “EU bail-in” provisions, (g) be modified to accommodate the reasonable operational and agency guidelines and practices of the Term Administrative Agent and changes in law and accounting standards and (h) be negotiated in good faith. The foregoing is referred to herein, collectively, as the “Term Documentation Principles” and together with the ABL Documentation Principles, the “Documentation Principles”). The Term Loan Documents will, subject to the “flex” provisions contained in the Fee Letter (which “flex” provisions shall not include any changes to the conditions to borrowing on the Closing Date), contain only those payment provisions, conditions to borrowing, mandatory prepayments, representations and warranties, covenants, events of default and guarantee and collateral provisions expressly set forth in this Exhibit C, in each case, applicable to, the Borrower and its restricted subsidiaries to the extent set forth herein and with standards, qualifications, thresholds, exceptions, “baskets” and grace and cure periods consistent with the Term Documentation Principles.

Purpose:	The proceeds of Term Loans, together with balance sheet cash at Atlas, the Company and their respective subsidiaries, will be used to consummate the Refinancing and to pay the Transaction Costs.

Availability:	The full amount of the Initial Term Loans must be drawn in a single drawing substantially concurrently with the consummation of the Acquisition; provided that a portion of such proceeds in an amount equal to the outstanding Impax Convertible Notes (as defined in the Acquisition Agreement on October 17, 2017) will be funded into escrow, subject to escrow arrangements reasonably acceptable to the Term Administrative Agent with an escrow agent reasonable acceptable to the Term Administrative Agent to make payments on such Impax Convertible Notes. Amounts repaid or prepaid under the Term Facility may not be reborrowed.

Interest Rates and Fees:	As set forth on Annex I hereto.

Final Maturity and Amortization:	The Term Facility will mature on the seventh (7th) anniversary of the Closing Date (subject to extension with the consent of only the extending lenders) and will amortize in equal quarterly installments in aggregate annual amounts equal to 1.00% of the original principal amount of the Initial Term Loans during each year of the Term Facility (such payments subject to reduction as a result of voluntary and mandatory prepayments as provided herein), with the balance of the original principal amount of the Initial Term Loans payable at maturity. Amortization will commence at the end of the first full fiscal quarter ending after the Closing Date.

Guarantees:

All obligations of the Borrower under the Term Facility will be unconditionally guaranteed jointly and severally on a senior secured basis (the “Term Guarantees”) by each existing and subsequently acquired or organized wholly-owned material U.S. subsidiary of the Borrower, other than Excluded Subsidiaries (the “Term Guarantors” and collectively with the Borrower, the “Loan Parties”); provided that any such guarantees will not be required to the extent it would result in material adverse tax consequences as reasonably determined by the Borrower in consultation with the Term Administrative Agent or if prohibited or restricted by applicable law or binding contractual obligation existing on the Closing Date or at the time of the acquisition of the applicable subsidiary and not created in anticipation thereof, including any requirement to obtain the consent of any governmental authority or third party.

Entities with respect to which the Borrower, directly or indirectly, owns 50% or less of the voting equity interests will not be subsidiaries of the Borrower.

For the avoidance of doubt, the “Loan Parties” will not include the Company or any of its subsidiaries until the Acquisition has been consummated.

“Excluded Subsidiary” means:

(a)   any subsidiary that is not a wholly owned subsidiary of the Borrower or another Loan Party,

(b)   any non-U.S. subsidiary,

(c)   any FSHCO,

(d)   any direct or indirect U.S. subsidiary of a non-U.S. subsidiary,

(e)   any subsidiary that is prohibited or restricted by applicable Law or by a binding contractual obligation existing on the Closing Date or at the time of the acquisition of such subsidiary (and not incurred in contemplation of such acquisition) from providing a guaranty or if such guaranty would require governmental (including regulatory) or third party consent, approval, license or authorization,

(f)   any special purpose securitization vehicle (or similar entity used for a qualified securitization financing),

(g)   any subsidiary that is a not-for-profit organization,

(h)   any captive insurance subsidiary,

(i) any other subsidiary with respect to which, in the reasonable judgment of the Borrower in consultation with the Term Administrative Agent, the providing of a guaranty would result in material adverse tax consequences as reasonably determined by the Borrower in consultation with the Term Administrative Agent,

(j) any other subsidiary with respect to which, in the reasonable judgment of the Term Administrative Agent determines, in consultation with the Borrower, that the cost or other consequences (including any adverse tax consequences) of providing the Guaranty shall be excessive in view of the benefits to be obtained by the Lenders therefrom,

(k)   each unrestricted subsidiary and

(l) any immaterial subsidiary;

provided that the Borrower, in its sole discretion, may cause any subsidiary that otherwise qualifies as an “Excluded subsidiary” to become a “Guarantor” in accordance with the definition thereof and thereafter such Subsidiary shall not constitute an “Excluded Subsidiary” (unless and until the Borrower elects otherwise).

Security:	Subject to the Certain Funds Provisions, obligations of the Loan Parties in respect of the Term Facility and the Term Guarantees (collectively, the “Term Secured Obligations”) will be secured by (i) a perfected first priority (subject to permitted liens) pledge of 100% of the equity interests of each direct, wholly-owned restricted subsidiary of the Borrower and of each other Loan Party (which pledge, in the case of capital stock of any non-U.S. organized subsidiary or FSHCO, shall be limited to 65% of the voting capital stock and 100% of the non-voting capital stock of such non-U.S. organized subsidiary or FSHCO), (ii) perfected first priority security interests in substantially all tangible and intangible personal property (other than ABL Priority Collateral (as defined in Exhibit B)) (including but not limited to equipment, general intangibles (including contract rights), investment property, U.S. intellectual property, intercompany notes, instruments, chattel paper and documents, letter of credit rights, commercial tort claims and proceeds of the foregoing) and (iii) perfected second priority security interests in the ABL Priority Collateral (the items described in clauses (i), (ii) and (iii) above, but excluding the Excluded Assets (as defined below), collectively, the “Collateral” and the items described in clauses (i) and (ii) above, but excluding the “Excluded Assets”, the “Term Priority Collateral”). The pledges of and security interests in the Collateral granted by the Borrower and each other Loan Party shall secure the Term Secured Obligations.

Notwithstanding anything to the contrary, the Collateral shall exclude the following (collectively, the “Excluded Assets”):

(a)   any assets if and to the extent that a security interest therein (i) is prohibited by or in violation of any law, rule or regulation, (ii) requires any governmental or regulatory consent that has not been obtained;

(b)   any lease, license, franchise, charter, contract or agreement or purchase money lien or capital lease obligation, and any rights or interest thereunder, and any equipment subject to such purchase money lien, capital lease obligation or similar agreement, if and to the extent that a security interest therein is prohibited by or in violation of a term, provision or condition of any such lease, license, franchise, charter, contract or agreement or purchase money lien, capital lease obligation or similar agreement or requires a third party consent, approval, license or authorization, in each case of this clause (b) after giving effect to the anti-assignment provisions of the UCC or other applicable law and other than any proceeds or receivables thereof the assignment of which is expressly deemed effective under the UCC or other applicable law notwithstanding such prohibition or restriction (except to the extent such proceeds constitute Excluded Assets);

(c)   Excluded Equity Interests;

(d)   Excluded Accounts;

(e)   any “intent-to-use” application for registration of a trademark filed pursuant to Section 1(b) of the Lanham Act, 15 U.S.C. § 1051, prior to the filing and acceptance of a “Statement of Use” pursuant to Section 1(d) of the Lanham Act or an “amendment to allege use” pursuant to Section 1(c) of the Lanham Act with respect thereto, to the extent that, and during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of any registration that issues from such intent-to-use application under applicable federal law;

(f)   any interests in real property (for the avoidance of doubt, excluding fixtures to the extent perfected by filings pursuant to the Uniform Commercial Code in the office of the secretary of state (or similar central filing office) in the applicable grantor’s jurisdiction of organization);

(g)   any particular asset, if the pledge thereof or the security interest therein would result in material adverse tax consequences as reasonably determined by the Borrower in consultation with the Term Administrative Agent;

(h)   as extracted collateral, timber to be cut, farm products, manufactured homes and healthcare insurance receivables (but only to the extent such healthcare insurance receivables are (i) Medicare/Medicaid receivables, (ii) not perfected by the filing of a UCC financing statement or equivalent and/or (iii) as otherwise agreed);

(i) motor vehicles, airplanes and any other assets subject to certificates of title; and

(j) commercial tort claims below a dollar amount consistent with the Documentation Principles.

Notwithstanding anything to the contrary set forth above, the Loan Parties shall not be required, nor shall the Term Administrative Agent be authorized, (i) to perfect the above-described pledges and security interests by any means other than by (A) filings pursuant to the Uniform Commercial Code in the office of the secretary of state (or similar central filing office) of the relevant State(s), (B) customary filings in (i) the United States Patent and Trademark Office with respect to any material U.S. registered patents and material U.S. registered trademarks and any applications therefor and (ii) the United States Copyright Office of the Library of Congress with respect to material copyright registrations, in each case constituting Collateral or (C) subject to the Intercreditor Agreement, delivery to the applicable Administrative Agent to be held in its possession of all Collateral consisting of intercompany notes, stock certificates and other instruments in each case constituting Collateral and subject to materiality thresholds consistent with the Term Documentation Principles and certain other exclusions to be agreed, in each case as expressly required in the Facilities Documentation (and other actions required to perfect the above-described security interests due to a change in law and reasonably agreed between the Borrower and the Term Administrative Agent) or (ii) to enter into any control agreement with respect to any deposit accounts, securities accounts or commodities accounts.

In addition, no perfection actions will be required with respect to (i) motor vehicles and other assets subject to certificates of title, (ii) letter of credit rights, except to the extent constituting a support obligation for other Collateral as to which perfection is accomplished solely by the filing of a UCC financing statement or equivalent (it being understood that no actions shall be required to perfect a security interest in letter of credit rights, other than the filing of a UCC financing statement or equivalent), (iii) commercial tort claims with a value of less than an amount to be agreed and (iv) promissory notes evidencing debt for borrowed money in a principal amount of less than an amount to be agreed, (b) share certificates of immaterial subsidiaries shall not be required to be delivered, (c) no actions with respect to any assets located outside of the United States or in any non-U.S. jurisdiction or required by the laws of any non-U.S. jurisdiction will be required to be taken to create any security interests or to perfect or make enforceable any security interests in any such assets (it being understood that there shall be no security agreements or pledge agreements governed under the laws of any non-U.S. jurisdiction) and (d) no landlord lien waivers, estoppels or collateral access letters will be required. The Term Loan Documents will provide that “fair market value” will be determined by the Borrower in good faith and if supported by an opinion of a reputable valuation or investment banking firm shall be conclusive.

Notwithstanding the foregoing, assets will be excluded from the Collateral in circumstances where the applicable Administrative Agent determines in consultation with the Borrower that the costs of obtaining, perfecting or maintaining a security interest in such assets exceed the fair market value thereof or the practical benefit to the Lenders afforded (or proposed to be afforded) thereby. Liens on assets that are transferred in a permitted transaction to a Person that is not (and is not required to be) a Loan Party under the Term Loan Documents and liens on any assets held by an Excluded Subsidiary (or any Person that becomes an Excluded Subsidiary in a transaction not prohibited by the Term Loan Documents) or on assets that are Excluded Assets shall be automatically released. The Term Administrative Agent shall execute such acknowledgments and releases reasonably acceptable to it as the Borrower may reasonably request in connection with any such release, and the Term Administrative Agent shall be entitled to rely exclusively on an officer’s certificate of the Borrower when executing any such acknowledgment or release. Any execution and delivery of documents pursuant to such a release shall be without recourse to or warranty by the Term Administrative Agent and at the Borrower’s expense, in accordance with the Documentation Principles.

“Excluded Equity Interests” means:

(a)   more than 65% of the issued and outstanding voting equity interests of (1) each subsidiary that is a non-U.S. subsidiary and (2) each subsidiary that is a FSHCO;

(b)   any equity interests of (1) any person that is not a direct wholly-owned material subsidiary of the Borrower or any other Loan Party or (2) any equity interests in any other Person (other than a direct or indirect wholly-owned subsidiary of the Borrower or any other Loan Party), in each case to the extent (x) the organization documents or other agreements with respect to such equity interests with other equity holders prohibits or restricts the pledge of such equity interests, (y) the pledge of such equity interests is otherwise prohibited or restricted by law, any agreement with a third party (other than the Borrower or any of its Subsidiaries) or would result in a change of control, repurchase obligation or other adverse consequence (in each case, except to the extent that any such prohibition or restriction would be rendered ineffective under the UCC or other applicable law),

(c)   any margin stock,

(d)   any equity interest, if the pledge thereof or the security interest therein would result in material adverse tax consequences as reasonably determined by the Borrower in consultation with the Term Administrative Agent,

(e)   equity interests in any unrestricted subsidiaries, and

(f)   any equity interest with respect to which the Term Administrative Agent has determined in consultation with the Borrower that the costs of pledging, perfecting or maintaining the pledge in respect of such equity interest hereunder exceeds the fair market value thereof or the practical benefit to the secured parties afforded (or proposed to be afforded) thereby.

“FSHCO” means any direct or indirect U.S. subsidiary of the Borrower that has no material assets other than equity interests (or equity interests and indebtedness) in one or more non-U.S. subsidiaries or other FSHCOs.

Intercreditor Agreement:	The relative rights and priorities in the Collateral for the secured parties in (a) the ABL Facility and (b) the Term Facility will be set forth in the Intercreditor Agreement.

Mandatory Prepayments:	Loans under the Term Facility and any Incremental Facility secured on a pari passu basis with the liens securing the Term Facility will be prepaid with:

(a)   (i) 50% (with step-downs to 25% and 0% based on achieving a First Lien Net Leverage Ratio of 0.50x and 1.0x, respectively, inside the Closing Date First Lien Net Leverage Ratio) of the Borrower’s annual Excess Cash Flow (to be defined in a manner consistent with the Documentation Principles), commencing with the first full fiscal year ending after the Closing Date; provided that (i) voluntary prepayments (including those made through debt buybacks made by the Borrower or any of its restricted subsidiaries in an amount equal to the discounted amount actually paid in respect of such debt buyback) of the Term Loans, any Indebtedness that is secured on a pari passu basis with the Initial Term Loans, loans under the ABL Facility (with respect to any revolving facility, to the extent accompanied by a permanent reduction of the corresponding commitment) made during such fiscal year (or, without duplication, after the end of such fiscal year but prior to the date of any Excess Cash Flow payment) will reduce the amount of Excess Cash Flow prepayments required for such fiscal year on a dollar-for-dollar basis (other than to the extent such prepayments are funded with the proceeds of long-term indebtedness), (ii) Excess Cash Flow will be reduced for, among other things, cash used for capital expenditures (other than to the extent financed with long-term indebtedness), permitted investments (including Permitted Acquisitions) and certain restricted payments, in each case, other than to the extent funded with long-term indebtedness, made during such fiscal year and (iii) excess cash flow sweeps not in excess of $15 million will not be required.

(b)   100% (with step-downs to 50% and 0% based on achieving a First Lien Net Leverage Ratio of 0.50x and 1.0x, respectively, inside the Closing Date First Lien Net Leverage Ratio) of the net cash proceeds of dispositions by the Borrower and its restricted subsidiaries or casualty events in accordance with the Term Documentation Principles, but with exclusions consistent with the Term Documentation Principles or as the Borrower and the Lead Arrangers may agree, in excess of $20 million per transaction or series of related transactions and $40 million in the aggregate per fiscal year, and subject to the right of the Borrower to reinvest if such proceeds are reinvested (or committed to be reinvested) in assets used or useful in the business of the Borrower or any of its restricted subsidiaries within 18 months and, if so committed to be reinvested, reinvested no later than 180 days after the end of such 18-month period.

(c)   100% of the net cash proceeds of non-ordinary course issuances of debt obligations of the Borrower and its restricted subsidiaries after the Closing Date (other than permitted debt that is not credit agreement refinancing debt).

Mandatory prepayments pursuant to clauses (a), (b) and (c) above will be subject to customary limitations no less favorable than those set forth in the Identified Precedent to the extent required to be made from cash at non-U.S. subsidiaries, the repatriation of which would result in material adverse tax consequences (as determined by the Borrower in consultation with the Term Administrative Agent) or would be prohibited or restricted by applicable law.

Each Term Lender will have the right to reject its pro rata share of any mandatory prepayment (any such rejected mandatory prepayment amounts, the “Declined Amounts”), in which case the amounts so rejected will be retained by the Borrower (with no obligation to repay such loans in the future).

The above described mandatory prepayments will be applied on a pro rata basis to the Term Facility and to any Incremental Facility that is secured by liens which are pari passu with the liens securing the Term Facility (or a less than pro rata basis if permitted by such Incremental Facility) and to the installments thereof as directed by the Borrower (or, absent any such direction, in direct order of maturity of the remaining installments under the Term Facility and any Incremental Facility; provided, that the Term Loan Documents will provide that in the case of mandatory prepayments in respect of any Excess Cash Flow or any asset sale or Condemnation Event, a ratable portion of the net proceeds thereof may be applied to prepay or offer to purchase any Parity Lien Debt if required under the terms of such debt.

In addition, if a successful consent solicitation in connection with an Existing Notes LM Transaction shall have been achieved, Loans under the Term Facility will be prepaid on the date that is the later of (x) 45 business days following the Closing Date and (y) five business days following the consummation of such Existing Notes LM Transaction in an aggregate principal amount equal to the aggregate principal amount of any Impax Convertible Notes that are outstanding on such date. Such mandatory prepayment will be applied on a pro rata basis in direct order of maturity of the remaining installments thereunder.

Voluntary Prepayments:	Voluntary prepayments of borrowings under the Term Facility and any Incremental Facility will be permitted at any time, without premium or penalty (other than, with respect to prepayments of any Initial Term Loans, any applicable Repricing Premium referred to below), subject to reimbursement of the Lenders’ redeployment costs actually incurred in the case of a prepayment of Adjusted LIBOR loans other than on the last day of the relevant interest period.

All voluntary prepayments under the Term Facility and any Incremental Facility will be applied as directed by the Borrower.

Repricing Premium:

In the event of a Repricing Transaction (as defined below) with respect to all or any portion of the Initial Term Loans prior to the six month anniversary of the Closing Date, the Borrower will be subject to a prepayment premium of 1% (a “Repricing Premium”) on the principal amount of such loans under the Term Facility prepaid, repaid or refinanced or, in the case of any amendment, the principal amount of the relevant loans outstanding immediately prior to such amendment or subject to a mandatory assignment in connection with such amendment.

The term “Repricing Transaction” means (a) the incurrence by the Borrower or any other subsidiary of any term loan indebtedness (i) having an all-in yield that is less than the all-in yield for the Initial Term Loans (in each case, the all-in-yield will exclude any structuring, commitment, arrangement, ticking or other similar fees (to the extent not paid or payable generally to all applicable lenders)), and (ii) the proceeds of which are used to prepay (or, in the case of a conversion, deemed to prepay or replace), in whole or in part, the outstanding principal of the Initial Term Loans or (b) any effective reduction in the all-in yield applicable to the Initial Term Loans (e.g., by way of amendment); provided that a Repricing Transaction will not include any event described in clause (a) or (b) above that (1) is not consummated for the primary purpose of lowering the all-in yield applicable to the Initial Term Loans or (2) that is consummated in connection with a change of control, an initial public offering or other Enterprise Transformative Event.

“Enterprise Transformative Event” means any merger, acquisition, investment, dissolution, liquidation, consolidation or disposition, in each case, by the Borrower or any restricted subsidiary that is either (a) not permitted by the terms of any Term Loan Documents immediately prior to the consummation of such transaction or (b) if permitted by the terms of the Term Loan Documents immediately prior to the consummation of such transaction, would not provide the Borrower and its restricted subsidiaries with adequate flexibility under the Term Loan Documents for the continuation and/or expansion of their combined operations following such consummation, as reasonably determined by the Borrower acting in good faith.

Limited Condition Transactions:	The Term Loan Documents will include limited condition transaction provisions consistent with the Term Documentation Principles with respect to transactions whose consummation is not conditioned on the availability of, or on obtaining, third party financing (“Limited Condition Transactions”).

Representations and Warranties:	Subject to the Certain Funds Provisions and limited to the following (to be applicable to, the Borrower and its restricted subsidiaries and as qualified by disclosure schedules to be delivered by the Borrower on the Closing Date containing information necessary to make such representations and warranties accurate and complete on the Closing Date): organization, existence, good standing, qualification and power; compliance with material laws; due authorization; no contravention with material laws, organizational documents, or material agreements; material governmental approvals; execution, delivery and enforceability of the Term Loan Documents; accuracy of financial statements and financial projections; no “Material Adverse Effect” after the Closing Date; litigation (subject to material adverse effect); labor matters (subject to material adverse effect); ownership of material property; environmental matters (subject to material adverse effect); taxes (subject to material adverse effect); ERISA compliance (subject to material adverse effect); subsidiaries; margin regulations; Investment Company Act; Patriot Act and applicable sanctions laws and anti-corruption laws; disclosure; material intellectual property; insurance; solvency on a consolidated basis as of the Closing Date consistent with the solvency certificate attached to this Commitment Letter; use of proceeds; and attachment and perfection of security interests in the Collateral (subject to permitted liens).

Conditions Precedent to Initial Borrowing on the Closing Date:	Limited to the Financing Conditions (including and subject to the Certain Funds Provisions).

Affirmative Covenants:	Limited to the following (to be applicable to the Borrower and its restricted subsidiaries only): delivery of annual audited financial statements (within 90 days) (which may include a “going concern” qualification relating to an anticipated, but not actual, financial covenant default or to an upcoming maturity date) and quarterly (for the first three quarters of any fiscal year) unaudited (within 45 days) financial statements, annual budgets (within 60 days after the start of each fiscal year) and compliance certificates (within five days after delivery of annual audit and quarterly financial statements, as applicable); notices of default and other material events; payment of material taxes; maintenance of existence; maintenance of material properties; maintenance of insurance; commercially reasonable efforts to maintain public corporate credit or family ratings (but not to maintain a specific rating) for the Borrower and public facilities ratings (but not to maintain a specific rating) for the Term Facility; compliance with material laws (including material environmental laws, Patriot Act and applicable sanctions laws and anti-corruption laws); books and records; inspection rights of the Term Administrative Agent (subject to limitations on frequency and cost reimbursement and other than information subject to confidentiality obligations or attorney-client or other privilege); covenant to guarantee obligations and give security; further assurances as to security (including after-acquired property) and guarantees; designation of subsidiaries; and use of proceeds.

Negative Covenants:

Limited to the following (to be applicable to the Borrower and its restricted subsidiaries and subject to the Term Documentation Principles):

(a) liens securing indebtedness with baskets for (i) liens securing (1) pari passu first lien debt subject to a pro forma First Lien Net Leverage Ratio of no greater than the Closing Date First Lien Net Leverage Ratio or such ratio prior to such lien’s attachment and (2) junior lien debt subject to a Total Net Leverage Ratio of no greater than the Closing Date Total Net Leverage Ratio or such ratio prior to such lien’s attachment, in each case calculated on a pro forma basis and excluding the cash proceeds of such proposed debt for netting purposes; (ii) a general basket equal to $225 million; (iii) liens on the Collateral securing the other Facilities (including Incremental Facilities, Incremental ABL Facilities, Incremental Equivalent Debt and any permitted refinancing thereof); (iv) liens on assets of non-Loan Party subsidiaries; (v) liens on assets that do not constitute Collateral not in excess of an amount to be agreed; (vi) other baskets and exceptions consistent with the Term Documentation Principles or as otherwise agreed by the Borrower and the Lead Arrangers;

(b) investments with baskets for (i) loans and advances to officers, directors and employees (x) to acquire equity in the Borrower or any parent thereof or for other customary purposes (e.g. travel, entertainment, relocation) and (y) otherwise not in excess of $20 million outstanding; (ii) investments in connection with the Transactions, (iii) investments in restricted subsidiaries (including entities that become restricted subsidiaries in connection with such investment) with a cap on investments in non-Loan Parties to be agreed; (iv) investments in unrestricted subsidiaries and similar business investments in an amount not to exceed $160 million; (v) a general basket equal to $320 million; (vi) Permitted Acquisitions; (vii) unlimited investments subject to compliance with a pro forma Total Net Leverage Ratio of not greater than 0.25x inside the Closing Date Total Net Leverage Ratio; and (viii) other baskets and exceptions consistent with the Term Documentation Principles or as otherwise agreed by the Borrower and the Lead Arrangers);

(c) debt with baskets for (i) contribution indebtedness (at 2x the aggregate cash or fair market value contributed); (ii) Ratio Debt (as defined below); (iii) capital lease/purchase money debt of $160 million without regard to any capital leases or purchase money indebtedness scheduled on the Closing Date; (iv) non-Loan Party debt equal to $160 million plus additional amounts in the form of working capital or other local lines of credit so long as not secured by Collateral and non-recourse to the Loan Parties; (v) cash collateralized letters of credit; (vi) non-speculative hedging arrangements and cash management arrangements; (vii) any indebtedness of the Company incurred or issued prior to the Closing Date which remains outstanding and is permitted to remain outstanding under the Acquisition Agreement; (ix) indebtedness arising from agreements providing for adjustments of purchase price or “earn outs” entered into in connection with acquisitions, (x) debt incurred and/or assumed in connection with a Permitted Acquisition or other permitted investment (subject in the case of (1) any such incurred debt only to the requirements applicable to the incurrence of Ratio Debt or (2) any such assumed debt only, that such assumed debt is not created in anticipation of such acquisition or investment), subject to a cap on such debt of non-Loan Parties to be agreed, (xi) the Facilities (including Incremental Facilities, Incremental ABL Facilities, Incremental Equivalent Debt and any permitted refinancing thereof); (xii) Refinancing Facilities; (xiii) a general basket equal to $225 million; and (xiv) other baskets and exceptions consistent with the Term Documentation Principles or as otherwise agreed by the Borrower and the Lead Arrangers;

(d) fundamental changes (which shall permit unlimited permitted investments consummated as mergers or consolidations in accordance with the Documentation Principles);

(e) dispositions, with a basket for (i) unlimited dispositions (the “General Dispositions Basket”) subject to receipt of fair market value and 75% cash or cash equivalent consideration (subject to exceptions to be set forth in the Term Loan Documents, which will include a basket of an amount to be agreed for non-cash consideration that may be designated as cash consideration), (ii) dispositions in connection with licensing of intellectual property to non-guarantor restricted subsidiaries in connection with bona fide tax planning purposes as determined in good faith by the Borrower), (iii) a de minimis basket for dispositions of property with a fair market value less than $10 million per transaction or series of related transactions or $50 million in the aggregate in any fiscal year and (iv) other baskets and exceptions consistent with the Term Documentation Principles or as otherwise agreed by the Borrower and the Lead Arrangers;

(f) restricted payments, with baskets for (i) equity buybacks upon death, disability or termination (etc.) subject to a cap of $25 million per fiscal year with rollover of unused amounts to subsequent calendar years; (ii) other equity redemptions up to $25 million per fiscal year; (iii) tax distributions equal to the Borrower’s taxable income (determined, if the Borrower is a disregarded entity for U.S. federal income tax purposes, as if the Borrower were instead a partnership for U.S. federal income tax purposes) multiplied by the highest marginal combined federal, state and local income tax rate applicable to any direct or indirect owner (other than a person owning indirectly through an entity that is treated as a corporation for U.S. federal income tax purposes) of the Borrower (or the Borrower’s regarded parent if the Borrower is a disregarded entity for U.S. federal income tax purposes), taking into account the deductibility of state and local income taxes for U.S. federal income tax purposes (and any limitations thereon) and not subject to cap or clawback; (iv) payment of legal, accounting and other ordinary course corporate overhead or other operational expenses of any such parent not to exceed an amount to be agreed in any fiscal year and for the payment of franchise or similar taxes; (v) dividends, distributions or redemptions in connection with the Transactions; (vi) a general basket equal to $200 million, subject to no event of default; (vii) unlimited restricted payments subject only to compliance with a pro forma Total Net Leverage Ratio of not greater than 0.75x inside the Closing Date Total Net Leverage Ratio; and (viii) other baskets and exceptions consistent with the Term Documentation Principles or as otherwise agreed by the Borrower and the Lead Arrangers);

(g) transactions with affiliates in excess of $20 million per transaction or a series of related transactions;

(h) restrictions on negative pledge clauses; and

(j) prepaying material junior lien or unsecured debt for borrowed money that is contractually subordinated in right of payment to the Term Facility and in excess of an amount to be agreed (the “Junior Debt”), or amendments of the documents governing such Junior Debt in a manner (when taken as a whole) materially adverse to the Lenders (when taken as a whole), which will permit, among other things, (i) regularly scheduled principal and interest, (ii) refinancing or exchanges of Junior Debt for other Junior Debt maturing no earlier, and not having a shorter weighted average life, than the Junior Debt being so refinanced or exchanged (provided that such refinancing or exchange indebtedness shall be subordinated indebtedness if the Junior Debt so refinanced or exchanged was subordinated debt), (iii) conversion of Junior Debt to common or “qualified preferred” equity, (iv) a general basket equal to $200 million, subject to no event of default; (v) unlimited prepayments, purchases or redemptions of Junior Debt subject to compliance with a pro forma Total Net Leverage Ratio of not greater than 0.75x inside the Closing Date Total Net Leverage Ratio; and (vi) other baskets and exceptions consistent with the Term Documentation Principles and such other baskets and exceptions as otherwise agreed by the Borrower and the Lead Arrangers).

All dollar baskets will include a growing concept based on Consolidated EBITDA. The general basket for restricted payments may alternatively be used for investments and/or prepayments of Junior Debt, and the general basket for prepayments of Junior Debt may alternatively be used for restricted payments and/or investments (the “Basket Reclassification”). The Borrower shall be permitted to reclassify its debt and liens (other than debt under and liens securing the Facilities) incurred among baskets without limitation.

The Borrower and/or any restricted subsidiary will be permitted to make acquisitions of all or substantially all of the assets or a majority of the equity interests of a person or a line of business (each, a “Permitted Acquisition”), so long as, subject to the Borrower’s LCA Election rights (i) before and after giving effect thereto, no event of default (or, in the case of a Permitted Acquisition or other permitted investment, no payment or bankruptcy event of default) has occurred and is continuing, (ii) after giving effect thereto, the Borrower is in compliance with the permitted lines of business covenant and (iii) solely to the extent required by, and subject to the limitations set forth in “Guarantees” and “Security” above, the acquired company and its subsidiaries (other than any subsidiaries of the acquired company designated as an unrestricted subsidiary as provided in “Unrestricted Subsidiaries” below) will become Guarantors and pledge their Collateral to the Term Administrative Agent.

The Borrower and any restricted subsidiary will be permitted to incur indebtedness (“Ratio Debt”) so long as, subject to the Borrower’s LCA Election rights (a) before and after giving effect thereto, no payment or bankruptcy event of default has occurred and is continuing and (b) the aggregate principal amount of such Ratio Debt outstanding may not exceed after giving effect to the incurrence of such debt and the application of the proceeds thereof on a pro forma basis, as of the last day of the most recently ended fiscal quarter of the Borrower for which internal financial statements are available, an amount equal to the Ratio Debt Cap.

The Ratio Debt Cap means an amount equal to $100 million plus the Ratio Incremental Amount.

“Ratio Incremental Amount” means:

(a) with respect to Ratio Debt to be secured on a pari passu basis with the Term Facility and subject to a customary intercreditor agreement, the Borrower’s First Lien Net Leverage Ratio exceeding (i) the Closing Date First Lien Net Leverage Ratio or (ii) such ratio prior to such incurrence;

(b) with respect to Ratio Debt secured on a junior lien basis to the Term Facility and subject to a customary intercreditor agreement, the Borrower’s Total Net Leverage Ratio exceeding (i) the Closing Date Total Net Leverage Ratio or (ii) such ratio prior to such incurrence; or

(c) with respect to unsecured Ratio Debt, either (i) the Borrower’s Total Net Leverage Ratio exceeding (x) the Closing Date Total Net Leverage Ratio or (y) such ratio prior to such incurrence or (ii) the Borrower’s Interest Coverage Ratio being no less than (x) 2.00:1.00 or (y) the Interest Coverage Ratio immediately prior to such incurrence, in each case, as of the last day of the most recently ended fiscal quarter of the Borrower for which financial statements are available, calculated in each case on a pro forma basis (excluding the cash proceeds to the Borrower of any then proposed Ratio Debt for netting purposes).

Unless the Borrower elects otherwise, compliance will be deemed to be first pursuant to a basket or exception based on a financial ratio (to the maximum extent permitted by such basket or exception) prior to being determined to pursuant to any other basket or exception, including those based on a fixed dollar amount.

An Available Amount Basket will be included that, subject to the Borrower’s LCA Election rights, in the absence of a payment or bankruptcy event of default, may be used for investments, and subject to no event of default and, solely with respect to clause (b) of the definition of Available Amount Basket below, compliance with a 2.00:1.00 Interest Coverage Ratio test restricted payments and prepayments of Junior Debt.

“Available Amount Basket” will mean a cumulative amount equal to (a) the greater of (i) $165 million and (ii) an equivalent percentage of the Borrower’s Consolidated EBITDA for the most recently ended period of four fiscal quarters for which financial statements are available, calculated on a pro forma basis, plus (b) either, at the option of the Borrower to be made prior to the commencement of the general syndication of the Term Facility, (i) 50% of cumulative Consolidated Net Income or (ii) the retained portion of Excess Cash Flow for each fiscal year (commencing with the first full fiscal year ending after the Closing Date, and, with respect to clause (ii), measured with the positive Excess Cash Flow for each fiscal year less the amount of prepayments required to be made pursuant to the terms described above under “Mandatory Prepayments – Excess Cash Flow”), plus (c) the cash proceeds of new public or private qualified equity (other than contributions used to incur Indebtedness) issuances of the Borrower or any parent of the Borrower that are contributed to the Borrower as qualified equity, plus (d) qualified capital contributions to the Borrower made in cash or cash equivalents (other than Specified Equity Contributions and contributions used to incur Indebtedness), plus (e) the investments of the Borrower and its restricted subsidiaries made using the Available Amount Basket in any unrestricted subsidiary that has been re-designated as a restricted subsidiary or that has been merged or consolidated with or into the Borrower or any of its restricted subsidiaries (up to the lesser of (i) the fair market value of the investments of the Borrower and its restricted subsidiaries in such unrestricted subsidiary at the time of such re-designation or merger or consolidation and (ii) the fair market value of the original investments by the Borrower and its restricted subsidiaries in such unrestricted subsidiary), plus (f) returns, profits, distributions and similar amounts received in cash or cash equivalents by the Borrower and its restricted subsidiaries on investments made using the Available Amount Basket not in excess of such investments, plus (g) the aggregate amount of indebtedness (other than indebtedness owing to the Borrower or any of its restricted subsidiaries) that has been converted into or exchanged for equity interests (other than disqualified stock) of the Borrower, plus (h) any Declined Amounts, plus (i) amounts received by the Borrower or any of its restricted subsidiaries in cash from the sale of the equity interests of any unrestricted subsidiary or any dividend or other distribution by any unrestricted subsidiary, in each case, made in reliance on the Available Amount Basket.

Compliance with a negative covenant in the Term Loan Documents may be permitted in part by one basket or exception and in part by another, in the Borrower’s discretion, and the Borrower may designate and redesignate (the “Redesignation”) (on or after any applicable date) the baskets or exceptions available to it on such date (or any later date) upon with compliance is based.

Term Facility Financial Covenant:	None.

Unrestricted Subsidiaries:	The Term Loan Documents will permit the Borrower to designate any existing or subsequently acquired or organized subsidiary as an “unrestricted subsidiary” and subsequently re-designate any such unrestricted subsidiary as a restricted subsidiary; provided that no payment or bankruptcy event of default exists or would result therefrom at the time of designation. The designation of any unrestricted subsidiary as a restricted subsidiary shall be deemed to be an incurrence at the time of such designation of indebtedness of such subsidiary or liens on the assets of such subsidiary, in each case, outstanding on the date of such designation. The designation of any subsidiary as an unrestricted subsidiary shall constitute an investment for purposes of the investments negative covenant described under the caption “Negative Covenants” above. Unrestricted Subsidiaries will not be subject to the representations and warranties, covenants or events of default of the Term Loan Documents and the results of operations and indebtedness of unrestricted subsidiaries will not be taken into account for purposes of determining any financial ratio or covenant contained in the Term Loan Documents and any cash or cash equivalents of any unrestricted subsidiary will not be taken into account for purposes of any net debt test under the Term Loan Documents.

Events of Default:	Limited to the following (to be applicable to the Borrower and its restricted subsidiaries): nonpayment of principal, interest, and fees (with not less than a five business day grace period for interest and fees); failure to perform negative covenants, affirmative covenant to provide notice of default or maintain the Borrower’s corporate existence; failure to perform other covenants subject to a 30-day cure period after the earlier to occur of the date on which an executive officer of the Borrower becomes aware of such default and the date on which notice of default from the Term Administrative Agent is received; any representation or warranty incorrect in any material respect when made; cross-acceleration and cross-default to continuing defaults under other material indebtedness in an aggregate principal amount in excess of the Threshold Amount (other than the Facilities and indebtedness held exclusively by subsidiaries); bankruptcy and similar proceedings of the Borrower or a material subsidiary; material monetary judgment defaults in excess of the Threshold Amount (to the extent not covered by insurance or other indemnity); ERISA events subject to no material adverse effect; invalidity (actual or asserted by the Borrower or any other subsidiary) of the Term Loan Documents, the Term Guarantees, the Intercreditor Agreement, a material security interest or a material portion of the Collateral; and change of control. “Threshold Amount” will be defined as the greater of (x) $80 million and (y) 12.5% of the Borrower’s Consolidated EBITDA for the most recently ended period of four fiscal quarters for which financial statements are available, calculated on a pro forma basis.

Voting:	Amendments and waivers of the Term Loan Documents will require the approval of Lenders (the “Required Lenders”) holding more than 50% of the aggregate amount of loans and commitments under the Term Facility, except that: (a) the consent of each Lender directly and adversely affected thereby shall be required with respect to (i) increases in commitments of such Lender, (ii) reductions of principal, interest (other than default interest) or fees owed to such Lender (it being understood and agreed that the waiver of any mandatory prepayment, default interest, default or event of default will only require the consent of the Required Lenders), (iii) extensions of scheduled amortization, date of payment of interest or any fee or final maturity (it being understood and agreed that the waiver of any mandatory prepayment, default interest, default or event of default will only require the consent of the Required Lenders), and (iv) changes to the pro rata sharing provisions (with exceptions for certain transactions and actions to be agreed, including loan buybacks, amend and extend transactions and defaulting lender actions); and (b) the consent of 100% of the Lenders will be required with respect to (i) changes in voting thresholds and (ii) subordination or releases of liens on all or substantially all of the Collateral or all or substantially all of the aggregate value of the Term Guarantees (other than in connection with any transfer or other release of Collateral or of the relevant Guarantor permitted by the Term Loan

Documents). The consent of the Term Administrative Agent will be required to amend, modify or otherwise affect the rights and duties of the Term Administrative Agent. Disqualified Lenders will have limited voting rights (consistent with defaulting lenders) under the Term Facility and will be required to assign all loans and commitments then owned by such Disqualified Lender to another lender (other than a Defaulting Lender) or eligible assignee (and the Borrower shall be entitled to seek specific performance in any applicable court of law or equity to enforce this sentence), subject to customary provisions and limitations.

The Term Loan Documents shall contain customary provisions for replacing (i) non-consenting Lenders in connection with amendments and waivers requiring the consent of all Lenders or of all Lenders adversely affected thereby so long as relevant Lenders holding more than 50% of the aggregate amount of the loans and commitments under the relevant Facilities have consented thereto, (ii) non-extending Term Lenders, (iii) defaulting Term Lenders, and (iv) Term Lenders claiming increased costs, gross-ups and similar required indemnity payments.

The Facilities Documentation will contain customary “amend and extend” and “refinancing” provisions (on terms consistent with the Documentation Principles) pursuant to which the Borrower may refinance or extend commitments and/or outstandings pursuant to one or more tranches with only the consent of the respective extending or refinancing lenders; it being understood that each Lender under the applicable tranche or tranches that are being extended or refinanced shall have the opportunity to participate in such extension or refinancing on the same terms and conditions as each other lender in such tranche or tranches; provided that it is understood that no existing Lender will have any obligation to commit to any such extension or refinancing.

The Facilities Documentation will permit amendments thereof without the approval or consent of the Term Lenders to effect a Repricing Transaction other than any Term Lender holding Term Loans subject to such Repricing Transaction that will continue as a Term Lender in respect of the repriced tranche of Term Loans or modified Term Loans.

Yield Protection and Increased Costs:	Usual for facilities and transactions of this type (including customary tax gross-up provisions and customary protections for increased costs imposed as a result of the Dodd-Frank Act or Basel III), in each case consistent with the Documentation Principles.

Defaulting Lenders:	Consistent with the Documentation Principles. At the Borrower’s option, the Borrower may prepay the loans and/or terminate the commitments of any defaulting lender without penalty or premium.

Assignments and Participations:	The Term Lenders will be permitted to assign loans and commitments (other than to natural persons or Disqualified Lenders) with the consent of the Borrower and the Term Administrative Agent, such consent not to be unreasonably withheld, delayed or conditioned, it being agreed that it shall be reasonable to withhold consent to assignment to a Disqualified Lender); provided that no consent of the Borrower shall be required after the occurrence and during the continuance of a payment or bankruptcy event of default with respect to the Borrower or in the case of an assignment to a Lender, an affiliate of a Lender or an approved fund. The Borrower will be deemed to have consented to an assignment unless it objects thereto by written notice (including via email) to the Term Administrative Agent within 10 business days after having received written notice of a request for such consent from the Term Administrative Agent.

Each assignment will be in a minimum amount of $1.0 million. The Term Administrative Agent will receive a processing and recordation fee of $3,500, payable by the assignor and/or the assignee, with each assignment. Each prospective assignee and participant will be required to represent that it is not a Disqualified Lender or an affiliate of a Disqualified Lender, in each case to the extent a list of Disqualified Lenders has been made available to the prospective assignee or participant, as applicable. As used herein, “approved fund” means, with respect to any Lender, any fund that is administered, advised or managed by (i) such Lender, (ii) an affiliate of such Lender or (iii) any entity or an affiliate of an entity that administers, advises or manages such Lender.

Assignments of Term Loans and loans under Incremental Facilities to the Investors (to be defined in the Term Loan Documents) and their affiliates (other than the Borrower and its restricted subsidiaries) (each, an “Affiliated Lender”) will be permitted (a) on a non-pro rata basis through open market purchases and/or (b) through Dutch auctions open to all Lenders on a pro rata basis in accordance with customary procedures, subject to the following limitations:

(a)   for purposes of any amendment, waiver or modification of the Term Loan Documents that does not require the consent of each Lender or each affected Lender or does not adversely affect such Affiliated Lender in its capacity as such in any material respect as compared to other Lenders and for purposes of any bankruptcy plan of reorganization or liquidation, Affiliated Lenders will be deemed to have voted in the same proportion as non-affiliated Lenders voting on such matter;

(b)   Affiliated Lenders will not be permitted to attend/participate in conference calls or meetings attended solely by the Lenders and the Term Administrative Agent, or to receive information provided solely to the Lenders or to receive the advice of counsel to the Term Administrative Agent or the Lenders, nor may Affiliated Lenders challenge the attorney-client privilege between the Term Administrative Agent and counsel to the Term Administrative Agent or between the Lenders and counsel to the Lenders;

(c)   loans owned or held by the Affiliated Lenders must not, in the aggregate for all such persons, exceed 25% of the aggregate amount of loans under the Term Facility and any Incremental Term Facility, as the case may be, outstanding at the time of assignment or purchase; and

(d)   any assignment and assumption agreement executed in connection with such purchases or sales will be accompanied by a customary big boy letter;

provided, that a Debt Fund Affiliate (as defined below) will not be subject to the foregoing limitations described in clauses (a) through (d) above; provided, further, that all loans held by Debt Fund Affiliates may not account for more than 49.9% of the loans of consenting Lenders included in determining whether Required Lenders have consented to any amendment, modification, waiver or any other action with respect to any of the terms of, or otherwise have acted on any manner with respect to, the Term Loan Documents.

Notwithstanding the foregoing, the Term Loan Documents will permit (but not require) Affiliated Lenders to contribute any Term Loans acquired to the Borrower or any of its restricted subsidiaries for purposes of cancelling such debt, which may include contribution (with the consent of the Borrower) to the Borrower (whether through any of its direct or indirect parent entities or otherwise) in exchange for debt on a dollar-for-dollar basis or equity securities of such parent entity or the Borrower that are otherwise permitted to be incurred or issued by such entity or the Borrower at such time.

In addition, the Term Loan Documents will provide that assignments of loans under the Term Facility to the Borrower or any of its subsidiaries will be permitted through (a) open-market purchases on a non-pro rata basis and/or (b) Dutch auctions open to all Lenders on a pro rata basis in accordance with customary procedures, in each case so long as (i) no payment or bankruptcy event of default has occurred and is continuing or would result after giving effect to any such assignment pursuant to clause (b); and (ii) the loans purchased are automatically and permanently cancelled.

The Lenders will be permitted to participate loans and commitments to other people (other than natural persons and Disqualified Lenders). Voting rights of participants will be limited to matters in respect of (i) increases in commitments participated to such participant, (ii) reductions of principal, interest (other than default interest) or fees in respect of loans participated to such participant (it being understood and agreed that the waiver of any mandatory prepayment, default interest, default or event of default will not require the consent of such participant), (iii) extensions of scheduled amortization, date of payment of interest and any fee or final maturity (it being understood and agreed that the waiver of any mandatory prepayment, default interest, default or event of default will not require the consent of such participant), and (iv) releases of all or substantially all of the Collateral or all or substantially all of the aggregate value of the Guarantees (other than in connection with any sale of Collateral or of the relevant Guarantor permitted by the Term Loan Documents).

Notwithstanding anything to the contrary in the Term Loan Documents, in no event will the Term Administrative Agent be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions of the Term Loan Documents relating to Disqualified Lenders. Without limiting the generality of the foregoing, the Term Administrative Agent in its capacity as such shall not (x) be obligated to ascertain, monitor or inquire as to whether any Term Lender or participant in Term Loans or prospective Term Lender or participant in Term Loans is a Disqualified Lender or (y) have any liability with respect to or arising out of any assignment or participation of Term Loans or (except to the extent constituting gross negligence, bad faith or willful misconduct) disclosure of confidential information, to any Disqualified Lender.

“Debt Fund Affiliate” means (a) any affiliate of an Investor (other than the Borrower or any of its subsidiaries) that is a bona fide debt fund or investment vehicle that is engaged in the business of investing in, acquiring or trading commercial loans, bonds or similar extensions of credit in the ordinary course and that exercises investment discretion independent from the private equity business of such Investor and (b) any investment fund or account of a Permitted Investor managed by third parties (including by way of a managed account, a fund or an index fund in which a Permitted Investor has invested) that is not organized or used primarily for the purpose of making equity investments, in each case (a) and (b), with respect to which the Investor or Permitted Investor does not, directly or indirectly, possess the power to direct or cause the direction of the investment policies of such entity.

“Permitted Investors” means (a) any of the Investors, (b) each of the affiliates and investment managers of the Investors, (c) any fund or account managed by any of the persons described in clause (a) or (b) of this definition, (d) any employee benefit plan of the Borrower or any of its subsidiaries and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan, and (e) investment vehicles of members of management of the Borrower that invest in, acquire or trade commercial loans but excluding natural persons.

Expenses and Indemnification:	The expense and indemnification provisions to be set forth in the Term Loan Documents will be substantially consistent with those set forth in Identified Precedent and otherwise consistent with the Term Documentation Principles.

Governing Law and Forum:	New York.

Counsel to Term Administrative Agent and Lead Arrangers:	Simpson Thacher & Bartlett LLP

ANNEX I TO EXHIBIT C

Interest Rates:	The interest rates under the Term Facility will be as follows:

At the option of the Borrower, Adjusted LIBOR plus the Applicable Margin or ABR plus the Applicable Margin.

As used herein:

“Adjusted LIBOR” means the London interbank offered rate, adjusted for statutory reserve requirements; provided that “Adjusted LIBOR” shall be no less than 0.00% per annum.

“ABR” means, for any day, a rate per annum equal to the greatest of (a) the prime rate in effect of such day, (b) the NYFRB rate in effect on such day plus 1⁄2 of 1%, (c) the Adjusted LIBOR rate for a one-month interest period on such day (or if such day is not a business day, the immediately preceding business day) plus 1% and (d) 1.00% per annum.

“Applicable Margin” means, initially, (i) 2.50% per annum, in the case of ABR loans, and (ii) 3.50% per annum, in the case of Adjusted LIBOR loans and subject to adjustment as specified in the following paragraph.

From and after the first full fiscal quarter completed after the Closing Date, the Applicable Margin under the Term Facility shall be subject to two 25 bps step-downs upon achieving a reduction to the Closing Date First Lien Net Leverage Ratio of 0.25x and 0.50x, respectively.

Adjusted LIBOR borrowings may be made for interest periods of 1, 2, 3 or 6 (or, if agreed to by all applicable Lenders, 12) months or a shorter period as may be agreed by all applicable Lenders, as selected by the Borrower.

Interest on loans and all fees will be payable in arrears on the basis of a 360-day year (calculated on the basis of actual number of days elapsed), provided that interest on ABR loans, when based on the Term Administrative Agent’s prime rate, will be payable in arrears on the basis of a 365-day year (or a 366-day year in a leap year), in each case calculated on the basis of the actual number of days elapsed. Interest will be payable on Adjusted LIBOR loans on the last day of the applicable interest period (and at the end of each three months, in the case of interest periods longer than three months) and upon prepayment, and on ABR loans quarterly and upon prepayment.

Default Rate:	Upon and during the continuance of a payment or bankruptcy event of default, overdue amounts shall bear interest at, with respect to principal, the applicable interest rate plus 2.00% per annum and, with respect to any other amount, the interest rate applicable to ABR loans plus 2.00% per annum, and in each case shall be payable on demand.

CONFIDENTIAL	EXHIBIT D

Project Apex

Financing Conditions

Capitalized terms used in this Exhibit D have the meanings set forth in the Commitment Letter to which this Exhibit D is attached and the other Exhibits to the Commitment Letter. The commitments of the Initial Lenders, the Lead Arrangers’ and other agents’ agreements to perform the services described herein and the availability and the funding of the Facilities on the Closing Date are subject only to the satisfaction (or waiver by the Lead Arrangers) of only the following conditions precedent (in each case subject to the Certain Funds Provisions):

1.	The Acquisition shall be consummated pursuant to the Acquisition Agreement, substantially concurrently with the initial funding of the Term Facility, and no provision thereof shall have been amended, modified or waived, and no consent shall have been given thereunder, in each case in any manner materially adverse to the interests of the Commitment Parties or the Lenders without the prior written consent of the Commitment Parties (it being understood and agreed that any modification, amendment, consent or waiver of the definition of “Impax Material Adverse Effect” contained in the Acquisition Agreement as in effect on October 17, 2017 shall be deemed to be materially adverse to the interests of the Commitment Parties and the Lenders).

2.	The Refinancing shall have been consummated or will be consummated substantially concurrently with the initial borrowing under the Facilities.

3.	The Commitment Parties will have received the following (such credit agreements, guarantee and security agreements, collectively, the “Facilities Documentation”), in each case containing terms that are materially consistent with the provisions of the applicable Term Sheet and the Documentation Principles and subject to the Certain Funds Provisions:

(a)	(i) a credit agreement with respect to the ABL Facility and (ii) a customary guarantee and security agreement, with respect to the ABL Facility pursuant to which a lien is granted on the Collateral in favor of the ABL Administrative Agent for the ratable benefit of the Lenders under the ABL Facility and the ABL Administrative Agent is authorized to file customary “all asset” UCC-1 financing statements with respect thereto, in each case, executed by the Borrower and each of the other Loan Parties party thereto;

(b)	(i) a credit agreement with respect to the Term Facility and (ii) a customary guarantee and security agreement, with respect to the Term Facility pursuant to which a lien is granted on the Collateral in favor of the Term Administrative Agent for the ratable benefit of the Lenders under the Term Facility and the Term Administrative Agent is authorized to file customary “all asset” UCC-1 financing statements with respect thereto, in each case, executed by the Borrower and each of the other Loan Parties party thereto;

(c)	an acknowledgment to an intercreditor agreement with respect to the Facilities executed by the Borrower and each of the other Loan Parties signatory thereto;

(d)	customary security agreements for filing in (i) the United States Patent and Trademark Office with respect to any material U.S. registered patents and material U.S. registered trademarks and any applications therefor and (ii) the United States Copyright Office of the Library of Congress with respect to material copyright registrations, in each case constituting Collateral;

(e)	to the extent delivered to the Borrower in connection with the Refinancing, certificated securities representing the equity interests in the Borrower’s wholly-owned material U.S. subsidiaries, in each case to the extent constituting Collateral and with customary stock powers executed in blank; and

(f)	to the extent delivered to the Borrower pursuant to the terms of the Acquisition Agreement, certificated securities representing the equity interests in the Company’s wholly-owned material U.S. subsidiaries, in each case to the extent constituting Collateral and with customary stock powers executed in blank.

4.	The Commitment Parties will have received the following (collectively, the “Closing Deliverables”) in each case subject to the Certain Funds Provisions and the Documentation Principles:

(a)	customary legal opinions from counsel to the Borrower and the other Loan Parties;

(b)	a customary officers’ certificate, containing organizational documents, customary evidence of authorization and a customary incumbency certificate from any of the officers of the Borrower (and the officers of the other Loan Parties) executing the Facilities Documentation;

(c)	good standing certificates (to the extent applicable) from the Secretary of State or such other office of the Borrower’s and each of the other Loan Parties’ jurisdiction of organization;

(d)	a solvency certificate substantially in the form set forth in Exhibit E to the Commitment Letter from the chief financial officer or other officer with equivalent duties of the Borrower; and

(e)	a customary borrowing request, which may be delivered on or prior to the Closing Date.

5.	Since the date of the Acquisition Agreement, there shall not have been any change, effect, event, circumstance, occurrence or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect (as defined in the Acquisition Agreement as in effect on October 17, 2017).

6.	The Initial Lenders shall have received at least two Business Days prior to the Closing Date all outstanding documentation and other information about the Loan Parties required under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act, that in each case has been specifically requested by the Lead Arrangers in writing at least ten business days prior to the Closing Date.

7.	Payment of fees and expenses due to the Commitment Parties under the Commitment Papers, to the extent (x) in the case of expenses and legal fees invoiced in reasonable detail at least three business days prior to the Closing Date (except as otherwise reasonably agreed by you) and (y) required to be paid on the Closing Date.

8.	An Existing Notes LM Transaction (as defined in the Fee Letter) shall have been undertaken at least 3 business days prior to the Acquisition Date.

9.	The Registration Statement (as defined in the Acquisition Agreement as of October 17, 2017) shall have been declared effective under the Securities Act (as defined in the Acquisition Agreement as of October 17, 2017).

10.	The Acquisition Agreement Representations and the Specified Representations shall have been true and correct in all material respects (or in all respects if already qualified by materiality) as of the Closing Date.

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CONFIDENTIAL	EXHIBIT E

Form of Solvency Certificate

Date: [                ,         ]

To the Administrative Agent and each of the Lenders

party to the Credit Agreement referred to below:

Pursuant to Section [        ] of the Credit Agreement4, the undersigned, solely in the undersigned’s capacity as [chief financial officer][specify other officer with equivalent duties] of the Borrower, hereby certifies, on behalf of Borrower and not in the undersigned’s individual or personal capacity and without personal liability, that, to his knowledge, as of the Closing Date, after giving effect to the Transactions (including the making of the Loans under the Credit Agreement on the Closing Date and the application of the proceeds thereof):

(a)	the fair value of the assets of the Borrower and its Restricted Subsidiaries, on a consolidated basis, exceeds their debts and liabilities, subordinated, contingent or otherwise, on a consolidated basis;

(b)	the present fair saleable value of the property of the Borrower and its Restricted Subsidiaries, on a consolidated basis, is greater than the amount that will be required to pay the probable liability, on a consolidated basis, of their debts and other liabilities, subordinated, contingent or otherwise, on a consolidated basis, as such debts and other liabilities become absolute and matured;

(c)	the Borrower and its Restricted Subsidiaries, on a consolidated basis, are able to pay their debts and liabilities, subordinated, contingent or otherwise, on a consolidated basis, as such liabilities become absolute and matured; and

(d)	the Borrower and its Restricted Subsidiaries, on a consolidated basis, are not engaged in, and are not about to engage in, business for which they have unreasonably small capital.

For purposes of this Solvency Certificate, the amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

The undersigned is familiar with the business and financial position of the Borrower and its Restricted Subsidiaries. In reaching the conclusions set forth in this Solvency Certificate, the undersigned has made such investigations and inquiries as the undersigned has deemed appropriate, having taken into account the nature of the business proposed to be conducted by the Borrower and its Restricted Subsidiaries after consummation of the Transactions.

* * *

IN WITNESS WHEREOF, the undersigned has executed this Solvency Certificate, solely in the undersigned’s capacity as [chief financial officer][specify other officer with equivalent duties] of the Borrower, on behalf of Borrower and not in the undersigned’s individual or personal capacity and without personal liability, as of the date first stated above.

[Borrower]

By:
Name:
Title: [Chief Financial Officer]

[4]	Credit Agreement to be defined.

CONFIDENTIAL	EXHIBIT F

Select Definitions

The financial definitions in the Facilities Documentation will be substantially consistent with the equivalent definitions of such terms in the Identified Precedent, after giving effect to the Documentation Principles and as modified, solely to the extent more favorable to the Borrower, as set forth below.

“Consolidated EBITDA” means, with respect to any Person for any Test Period, Consolidated Net Income of such Person for such Test Period, adjusted by:

(1) adding thereto, in each case, only to the extent deducted (and not added back) in determining such Consolidated Net Income and without duplication:

(a)	consolidated interest expense of such Person for such Test Period, including (i) payments made in respect of hedging obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, (ii) amortization and write-offs of deferred financing fees, debt issuance costs, commissions, fees and expenses and expensing of bridge, commitment or financing fees, and (iii) dividend payments (excluding items eliminated in consolidation) on any series of disqualified equity interests;

(b)	Consolidated Amortization Expense for such Test Period;

(c)	Consolidated Depreciation Expense for such Test Period;

(d)	Consolidated Tax Expense for such Test Period;

(e)	the amount of any restructuring, severance, relocation, consolidation, integration, remediation or similar items or reserves in such Test Period (whether or not characterized as such in accordance with GAAP), including items or reserves incurred or taken in connection with (i) Permitted Acquisitions and other permitted investments after the Closing Date and (ii) severance and the consolidation or closing of any facilities after the Closing Date;

(f)	the amount of costs relating to signing, retention and completion bonuses, relocation expenses, recruiting expenses, costs and expenses incurred in connection with any strategic or new initiatives, transition costs, consolidation and closing costs for facilities, business optimization expenses and new systems design and implementation costs;

(g)	the amount of “run-rate” cost savings, operating expense reductions and synergies related to the Transactions, any Specified Transaction or any other restructuring, cost saving initiative or other initiative that are projected by such Person in good faith to result from actions taken, committed to be taken or expected to be taken no later than 24 months after the end of such Test Period (which amounts will be determined by such Person in good faith and calculated on a pro forma basis as though such amounts had been realized on the first day of such Test Period), net of the amount of actual benefits realized during such Test Period from such actions;

(h)	any costs or expenses incurred in such Test Period pursuant to or in connection with or resulting from any management equity plan, profits interest or stock option plan or any other management or employee benefit plan or agreement or any post-employment benefit plans or agreements or any grants or sales of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other similar rights or any stock subscription, stockholders or partnership agreement;

(i)	any net loss from disposed, abandoned, closed or discontinued operations;

(j)	cash receipts (or any netting arrangements resulting in reduced cash expenditures) not representing Consolidated EBITDA or Consolidated Net Income in any Test Period to the extent non-cash gains relating to such income were deducted in the calculation of Consolidated EBITDA pursuant to paragraph (2) below for any previous Test Period and not added back;

(k)	any non-cash charges or expenses reducing Consolidated Net Income for such Test Period (provided that if any such non-cash item represents an accrual or reserve for potential cash items in any future Test Period, (i) such Person may determine not to add back such non-cash item in the current Test Period and (ii) to the extent such Person does decide to add back such non-cash item, the cash payment in respect thereof in such future Test Period shall be subtracted from Consolidated EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior Test Period);

(l)	all charges, costs, expenses, accruals or reserves in connection with the rollover, acceleration or payout of equity interests held by officers or employees of such Person and all losses, charges and expenses related to payments made to holders of options or other derivative equity interests in the common equity of such Person or any direct or indirect parent thereof in connection with, or as a result of, any distribution being made to equity holders of such Person or any direct or indirect parent thereof, which payments are being made to compensate such option holders as though they were equity holders at the time of, and entitled to share in, such distribution;

(m)	the amount of any expenses paid on behalf of any member of the board of directors or reimbursable to such member of the board of directors;

(n)	all judgments, liabilities, obligations, damages of any kind, including liquidated damages, settlement amounts, losses, fines, costs, fees, expenses (including, without limitation, reasonable attorneys’ fees and disbursements), penalties and interest and other charges or expenses in connection with any lawsuit or other proceeding against such Person and its Subsidiaries; provided, that the amounts added back pursuant to this clause (o) shall not exceed 15% of Consolidated EBITDA prior to giving effect to this clause (o);

(o)	losses or discounts on any sale of receivables, securitization assets and related assets to any securitization subsidiary in connection with a securitization transaction permitted hereunder;

(p)	earn-outs and contingent consideration obligations(including to the extent accounted for as bonuses and other compensation), payments in respect of dissenting shares, and purchase price adjustments, made by such Person during such Test Period, in each case, in connection with a permitted investment or acquisition;

(q)	the amount of any contingent payments in connection with the licensing of intellectual property or other assets;

(r)	any extraordinary, non-recurring or unusual costs items;

(s)	other adjustments consistent with Regulation S-X; and

(2) subtracting therefrom, in each case only to the extent (and in the same proportion) included or added in determining such Consolidated Net Income and without duplication:

(a)	the aggregate amount of all non-cash items increasing Consolidated Net Income (other than (i) the accrual of revenue or recording of receivables in the ordinary course of business and (ii) the reversal of any accrual of a reserve referred to in the parenthetical in clause (1)(k) of this definition (other than any such reversal that results from a cash payment subtracted from Consolidated EBITDA)) for such Test Period;

(b)	any extraordinary, non-recurring or unusual gains; and

(c)	any net income from disposed, abandoned, closed or discontinued operations.

Notwithstanding the foregoing, Consolidated EBITDA of the Borrower (i) for the fiscal quarter ended June 30, 2017, shall be deemed to be $141,670,000, (ii) for the fiscal quarter ended September 30, 2017, shall be deemed to be $170,000,000, (iii) for the fiscal quarter ended December 31, 2017, shall be deemed to be $185,000,000, and (iv) for the fiscal quarter ended March 31, 2018, shall be deemed to be $144,500,000, as such amounts may be adjusted pursuant to pro forma adjustments permitted by this Agreement.

“Consolidated Amortization Expense” means, with respect to any Person for any Test Period, the amortization expense of such Person and its Restricted Subsidiaries for such Test Period, including the amortization of deferred financing fees or costs for such Test Period, determined on a consolidated basis in accordance with GAAP.

“Consolidated Cash Interest Expense” means, with respect to any Person (on a consolidated basis) for any Test Period, the sum of: (1) cash consolidated interest expense (less cash interest income) for such period plus (2) all cash dividend payments (excluding items eliminated in consolidation) on any series of disqualified equity interests made during such period.

“Consolidated Depreciation Expense” means, with respect to any Person for any Test Period, the depreciation expense of such Person and its Restricted Subsidiaries for such Test Period, determined on a consolidated basis in accordance with GAAP.

“Consolidated Net Debt” means, as of any date of determination, (a) Consolidated Total Debt minus (b) the aggregate amount of cash and cash equivalents of the Borrower and its Restricted Subsidiaries as of such date that are not restricted.

“Consolidated Net Income” means, with respect to any Person for any Test Period, the Net Income of such Person and its Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded from such consolidated net income (to the extent otherwise included therein), without duplication:

(1)	the Net Income for such Test Period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that the Borrower’s or any Restricted Subsidiary’s equity in the Net Income of such Person shall be included in the Consolidated Net Income of the Borrower for such Test Period up to the aggregate amount of dividends or distributions or other payments in respect of such equity that are actually paid in cash (or to the extent converted into cash) by such Person to the Borrower or a Restricted Subsidiary, in each case, in such Test Period, to the extent not already included therein (subject in the case of dividends, distributions or other payments in respect of such equity made to a Restricted Subsidiary to the limitations contained in clause (2) below);

(2)	solely with respect to the calculation of Available Amount and Excess Cash Flow, (a) the Net Income of any Subsidiary of such Person during such Test Period to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of that income is not permitted by operation of the terms of its Organization Documents or any agreement, instrument or requirement of Law applicable to such Subsidiary during such Test Period; provided that Consolidated Net Income of such Person shall be increased by the amount of dividends or distributions or other payments that are actually paid to such Person or its Restricted Subsidiaries in respect of such Test Period and (b) the Net Income of any Person for the period prior to it becoming a Subsidiary;

(3)	any gain (or loss), together with any related provisions for taxes on any such gain (or the tax effect of any such loss), realized by such Person or any of its Restricted Subsidiaries during such Test Period upon any asset sale or other disposition of any Equity Interests of any Person (other than any dispositions in the ordinary course of business) by such Person or any of its Restricted Subsidiaries;

(4)	gains and losses due solely to fluctuations in currency values and the related tax effects determined in accordance with GAAP for such Test Period;

(5)	earnings (or losses), including any impairment charge, resulting from any reappraisal, revaluation or write-up (or write-down) of assets during such Test Period;

(6)	(a) unrealized gains and losses with respect to Hedge Agreements for such Test Period pursuant to the application of Accounting Standards Codification 815 (Derivatives and Hedging) and (b) any after-tax effect of income (or losses) for such Test Period that result from the early extinguishment of (i) Indebtedness, (ii) obligations under any Hedge Agreements or (iii) other derivative instruments;

(7)	any extraordinary, non-recurring or unusual gain (or extraordinary, non-recurring or unusual loss), together with any related provision for taxes on any such gain (or the tax effect of any such loss), recorded or recognized by such Person or any of its Restricted Subsidiaries during such Test Period;

(8)	the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting policies during such Test Period;

(9)	any after-tax gains (or losses) on disposal of disposed, abandoned or discontinued operations for such Test Period;

(10)	effects of adjustments (including the effects of such adjustments pushed down to such Person and its Restricted Subsidiaries) in the inventory, property and equipment, software, goodwill, other intangible assets, in-process research and development, deferred revenue, debt and unfavorable or favorable lease line items in such Person’s consolidated financial statements pursuant to GAAP for such Test Period resulting from the application of purchase accounting in relation to the Transactions or any acquisition consummated prior to the Closing Date and any Permitted Acquisition or other investment or the amortization or write-off of any amounts thereof, net of taxes, for such Test Period;

(11)	any non-cash compensation charge or expense (including any deferred non-cash compensation expense) for such Test Period, including any such charge or expense arising from the grants of stock appreciation or similar rights, stock options, restricted stock or other rights and any cash charges or expenses associated with the rollover, acceleration or payout of Equity Interests by, or to, management of the such Person or any of its Restricted Subsidiaries in connection with the Transactions;

(12)	(a) Transaction Costs incurred during such Test Period (including, for the avoidance of doubt, any charges, costs or expenses pursuant to or in connection with or resulting from any Existing Notes Offer) and (b) any fees and expenses incurred during such Test Period, or any amortization thereof for such Test Period, in connection with any acquisition (other than the Transactions), investment, disposition, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt or equity instrument (in each case, including any such transaction whether consummated on, after or prior to the Closing Date and any such transaction undertaken but not completed) and any charges or non-recurring costs incurred during such Test Period as a result of any such transaction;

(13)	any expenses, charges or losses for such Test Period that are covered by indemnification or other reimbursement provisions in connection with any investment, Permitted Acquisition or any sale, conveyance, transfer or other disposition of assets permitted under this Agreement, to the extent actually reimbursed, or, so long as the Borrower has made a determination that a reasonable basis exists for indemnification or reimbursement and only to the extent that such amount is in fact indemnified or reimbursed within 365 days of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so indemnified or reimbursed within such 365 days); and

(14)	to the extent covered by insurance and actually reimbursed, or, so long as the Borrower has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed within 365 days of the date of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within such 365 days), expenses, charges or losses for such Test Period with respect to liability or casualty events or business interruption.

“Consolidated First Lien Net Debt” means, as of any date of determination, (a) Consolidated Total Debt outstanding as of such date under the Facility and any other Consolidated Total Debt outstanding as of such date that is secured by a Lien on the ABL Priority Collateral that is [pari passu with] [senior to or pari passu] with the Lien securing the Obligations or that is secured by a Lien on the Term Priority Collateral that is [senior to or pari passu with] [pari passu with] the Lien securing the Obligations minus (b) cash and cash equivalents and short term investments of the Borrower and its Restricted Subsidiaries as of such date that are not restricted; provided that for purposes of calculating the amount of Consolidated First Lien Net Debt with respect to any Indebtedness being incurred in reliance on compliance with any financial ratio-based incurrence test, unrestricted cash, cash equivalents and short term investments will not include any proceeds received from such Indebtedness. For the avoidance of doubt, Indebtedness in respect of the [Term Loan] [ABL] Credit Agreement will constitute Consolidated First Lien Net Debt.

“Consolidated Tax Expense” means, with respect to any Person for any Test Period, taxes based on gross receipts, income, profits or capital, franchise, excise or similar taxes, and foreign withholding taxes, of such Person for such Test Period, including (1) penalties and interest related thereto and (2) tax distributions made to any direct or indirect holders of equity interests of such Person in respect of any such taxes.

“Consolidated Total Debt” means, as of any date of determination, the aggregate principal amount of Indebtedness of the Borrower and its Restricted Subsidiaries outstanding on such date, determined on a consolidated basis (but excluding the effects of the application of purchase accounting in connection with the Transactions, any Permitted Acquisition or any other investment permitted hereunder), consisting of Indebtedness for borrowed money, unreimbursed obligations in respect of drawn letters of credit (to the extent not cash collateralized), obligations in respect of Capitalized Leases, debt obligations evidenced by promissory notes or similar instruments and obligations with respect to disqualified equity interests; provided that Consolidated Total Debt shall not include Indebtedness in respect of (i) any securitization financing permitted hereunder, (ii) any letter of credit, except to the extent of unreimbursed obligations in respect of drawn letters of credit (provided that any unreimbursed amount under commercial letters of credit shall not be counted as Consolidated Total Debt until three business days after such amount is drawn (it being understood that any borrowing, whether automatic or otherwise, to fund such reimbursement shall be counted)) and (iii) obligations under Hedge Agreements.]

“First Lien Net Leverage Ratio” means, with respect to any Test Period, the ratio of (a) Consolidated First Lien Net Debt outstanding as of the last day of such Test Period to (b) Consolidated EBITDA of the Borrower for such Test Period.

“Fixed Charge Coverage Ratio” means, as of any date, the ratio of:

(1)	(a) Consolidated EBITDA of the Borrower for the most recent Test Period, minus (b) cash taxes and other tax distributions, minus (c) non-financed cash Capital Expenditures of the Borrower for such period (it being understood that capital expenditures funded with proceeds of revolving loans will not be deemed to be “financed” for the purpose of this clause (c)), to

(2)	Fixed Charges of the Borrower for such Test Period.

“Fixed Charges” means, for any period, the sum of the following for such period:

(1)	Consolidated Cash Interest Expense for such period, plus

(2)	all scheduled principal amortization payments that were paid or payable in cash during such period with respect to Indebtedness for borrowed money of the Borrower and the Restricted Subsidiaries, including payments in respect of Capital Leases but excluding payments with respect to intercompany Indebtedness.

“Interest Coverage Ratio” means, as of any date, the ratio of (a) Consolidated EBITDA to (b) Consolidated Cash Interest Expense for such Test Period, in each case of clause (a) and (b) calculated on a pro forma basis for the most recently ended Test Period as of such date.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

“Test Period” means, at any time, (1) with respect to the Borrower, the four consecutive fiscal quarters of the Borrower most recently ended (in each case taken as one accounting period) for which financial statements have been or are required to be delivered pursuant to [applicable sections of Credit Agreement] and (2) in the case of any Person other than the Borrower, for the period of four consecutive fiscal quarters most closely corresponding to the period set forth in clause (1).

“Total Net Leverage Ratio” means, with respect to any Test Period, the ratio of (a) Consolidated Net Debt as of the last day of such Test Period to (b) Consolidated EBITDA of the Borrower for such Test Period.

Pro Forma Calculations

(1) Notwithstanding anything to the contrary herein, financial ratios shall be calculated in the manner prescribed by this Section [        ]; provided that, notwithstanding anything to the contrary in clauses (2), (3) or (4) of this Section [        ], when calculating any financial ratio for purposes of (i) determining Applicable Margins and pricing grid step-downs, (ii) calculations of mandatory prepayments, (iii) determining compliance with the ABL Financial Covenant and (iv) any provisions related to the foregoing, the events described in this Section [        ] that occurred subsequent to the end of the applicable Test Period shall not be given pro forma effect.

(2) For purposes of calculating financial ratios, Specified Transactions (and the incurrence or repayment of any Indebtedness in connection therewith) that have been made (a) during the applicable Test Period or (b) subsequent to such Test Period and prior to or simultaneously with the event for which the calculation of any such ratio is made shall be calculated on a pro forma basis assuming that all such Specified Transactions (and any increase or decrease in Consolidated EBITDA and the component financial definitions used therein attributable to any Specified Transaction) had occurred on the first day of the applicable Test Period. If since the beginning of any applicable Test Period any Person that subsequently became a Restricted Subsidiary or was merged, amalgamated or consolidated with or into the Borrower or any of its Restricted Subsidiaries since the beginning of such Test Period shall have made any Specified Transaction that would have required adjustment pursuant to this Section [        ], then the financial ratios shall be calculated to give pro forma effect thereto in accordance with this Section [        ].

(3) Whenever pro forma effect is to be given to a Specified Transaction, the pro forma calculations shall be made in good faith by a Responsible Officer and may include, for the avoidance of doubt, the amount of cost savings, operating expense reductions and, synergies projected by the Borrower in good faith to be realized as a result of specified actions taken, committed to be taken or expected to be taken (calculated on a pro forma basis as though such cost savings, operating expense reductions and synergies had been realized on the first day of such Test Period and as if such cost savings, operating expense reductions and synergies were realized during the entirety of such period) relating to such Specified Transaction, net of the amount of actual benefits realized during such period from such actions (such cost savings and synergies, “Specified Transaction Adjustments”); provided, that

(a) such Specified Transaction Adjustments are reasonably identifiable and quantifiable in the good faith judgment of a Responsible Officer of the Borrower,

(b) such actions are taken, committed to be taken or reasonably anticipated to be taken no later than twenty four (24) months after the date of such Specified Transaction, and

(c) no amounts shall be added pursuant to this clause (3) to the extent duplicative of any amounts that are otherwise added back in calculating Consolidated EBITDA, whether through a pro forma adjustment or otherwise, with respect to such period.

(4) In the event that the Borrower or any Restricted Subsidiary incurs (including by assumption or guarantees) or repays (including by redemption, repayment, retirement or extinguishment) any Indebtedness included in the calculations of a financial covenant (in each case, other than Indebtedness incurred or repaid under any revolving credit facility in the ordinary course of business for working capital purposes), (a) during the applicable Test Period or (b) subsequent to the end of the applicable Test Period and prior to or simultaneously with the event for which the calculation of any such ratio is made, then each financial ratio shall be calculated giving pro forma effect to such incurrence or repayment of Indebtedness, to the extent required, as if the same had occurred on the last day of the applicable Test Period.

LCA Election

Notwithstanding anything in this Agreement or any Loan Document to the contrary, when (a) calculating any applicable ratio in connection with incurrence of Indebtedness, the creation of Liens, the making of any disposition, the making of an investment, the designation of Subsidiary as restricted or unrestricted or the repayment of Indebtedness or (b) determining compliance with any provision of this Agreement which requires that no Default or Event of Default has occurred, is continuing or would result therefrom, in each case of (a) and (b) in connection with a Limited Condition Transaction, the date of determination of such ratio and determination of whether any Default or Event of Default has occurred, is continuing or would result therefrom shall, at the option of the Borrower (the Borrower’s election to exercise such option in connection with any Limited Condition Transaction, an “LCA Election”), be deemed to be the date the definitive agreements for such Limited Condition Transaction are entered into (the “LCA Test Date”). If on a Pro Forma Basis after giving effect to such Limited Condition Transaction and the other transactions to be entered into in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof), with such ratios and other provisions being calculated as if such Limited Condition Transaction or other transactions had occurred at the beginning of the most recent Test Period ending prior to the LCA Test Date for which financial statements are available, the Borrower could have taken such action on the relevant LCA Test Date in compliance with the applicable ratios or other provisions, such provisions shall be deemed to have been complied with, unless a payment or bankruptcy event of default shall be continuing on the date such Limited Condition Transaction is consummated. For the avoidance of doubt, (i) if any of such ratios or other provisions are exceeded or breached as a result of fluctuations in such ratio (including due to fluctuations in Consolidated EBITDA) or other provisions at or prior to the consummation of the relevant Limited Condition Transaction, such ratios and other provisions will not be deemed to have been exceeded or breached solely for purposes of determining whether the Limited Condition Transaction is permitted hereunder and (ii) such ratios and compliance with such conditions shall not be tested at the time of consummation of such Limited Condition Transaction or related Specified Transactions, unless on such date a payment or bankruptcy shall be continuing. If the Borrower has made an LCA Election for any Limited Condition Transaction, then in connection with any subsequent calculation of any ratio or basket availability with respect to any other Specified Transaction on or following the relevant LCA Test Date and prior to the earlier of the date on which such Limited Condition Transaction is consummated or the date that the definitive agreement for such Limited Condition Transaction is terminated or expires without consummation of such Limited Condition Transaction, any such ratio or basket shall be calculated on a Pro Forma Basis assuming such Limited Condition Transaction and other transactions in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof) have been consummated. Notwithstanding anything in this Agreement or any Loan Document to the contrary, if the Borrower or any Restricted Subsidiary (x) incurs Indebtedness, creates Liens, makes dispositions, makes investments, makes Restricted Payments, designates any Subsidiary as restricted or unrestricted or repays any Indebtedness in connection with any Limited Condition Transaction under a ratio-based basket and (y) incurs Indebtedness, creates Liens, makes dispositions, makes investments, makes Restricted Payments, designates any Subsidiary as restricted or unrestricted or repays any Indebtedness in connection with such Limited Condition Transaction under a non-ratio-based basket (which shall occur within five Business Days of the events in clause (x) above), then the applicable ratio will be calculated with respect to any such action under the applicable ratio-based basket without regard to any such action under such non-ratio-based basket made in connection with such Limited Condition Transaction.

“Specified Transaction” means any investment that results in a Person becoming a Restricted Subsidiary, any designation of a Subsidiary as a Restricted Subsidiary or an Unrestricted Subsidiary, any Permitted Acquisition, any disposition that results in a Restricted Subsidiary ceasing to be a Subsidiary of the Borrower, any investment constituting an acquisition of assets constituting a business unit, line of business or division of another Person or a facility or any parcels of or interests (including leasehold interests) in real property and all improvements and fixtures thereon or any disposition of a business unit, line of business or division or a facility of the Borrower or a Restricted Subsidiary, in each case whether by merger, consolidation, amalgamation or

Project Apex – Commitment Letter

otherwise, or any incurrence or repayment of Indebtedness (other than Indebtedness incurred or repaid under any revolving credit facility in the ordinary course of business for working capital purposes), Restricted Payment or Incremental Loan that by the terms of this Agreement requires such test to be calculated on a “Pro Forma Basis” or after giving “Pro Forma Effect.”

Project Apex – Commitment Letter

ANNEX H

Execution Version

[Letterhead of Morgan Stanley & Co. LLC]

October 17, 2017

Board of Directors

Impax Laboratories, Inc.

100 Somerset Corporate Blvd, 3rd Floor

Bridgewater, New Jersey 08807

Members of the Board:

We understand that Impax Laboratories, Inc. (“Impax”), Atlas Holdings, Inc. (“Holdco”), K2 Merger Sub Corporation (“Merger Sub”) and Amneal Pharmaceuticals LLC (“Amneal”) propose to enter into a Business Combination Agreement, substantially in the form of the draft dated as of October 12, 2017 (the “Agreement”), which, together with certain related documents, provides that, among other things, (i) Merger Sub will merge with and into Impax, and Impax will continue its existence as the surviving corporation (the “Surviving Company”) and be a direct, wholly owned subsidiary of Holdco (the “Impax Merger”), (ii) each of the shares of common stock of Impax, par value $0.01 per share, issued and outstanding immediately prior to the Impax Merger (the “Impax Common Stock”) (other than (1) shares of Impax Common Stock owned or held by Impax in treasury, by Amneal or by any of their respective subsidiaries, and (2) Impax Restricted Shares (as defined in the Agreement) (collectively, “Excluded Shares”)) will be converted into the right to receive one fully paid and nonassessable share of Class A common stock of Holdco, par value $0.01 per share (each, a “Holdco Class A Share”) (the “Merger Consideration”), (iii) subject to Section 1.01(b)(iv) of the Agreement, Holdco will cause the Surviving Company to be converted into a Delaware limited liability company (“Impax LLC”) and Holdco will become the sole member of Impax LLC (the “Conversion” and, together with the Impax Merger, the “Impax Reorganization”), and (iv) following the Impax Reorganization, (A) Holdco will contribute all of the outstanding equity interests of Impax LLC to Amneal in exchange for the issuance to Holdco of a number of common units in Amneal equal to the aggregate number of Holdco Class A Shares, (B) Amneal will consummate a recapitalization pursuant to which all of the existing units in Amneal held by the Amneal members will be converted, in the aggregate, into a number of common units in Amneal equal to three times the Fully Diluted Impax Share Number (as defined in the Agreement) and Holdco will be admitted as the managing member of Amneal, and (C) Holdco will issue to each existing member of Amneal a number of shares of Class B common stock of Holdco, par value $0.01 per share, equal to the number of common units in Amneal issued to each such existing member pursuant to (B) above (collectively with the other transactions contemplated by the Agreement, the “Combination”).

You have asked for our opinion as to whether the Merger Consideration to be received by the holders of Impax Common Stock (other than the holders of the Excluded Shares) pursuant to the Agreement is fair from a financial point of view to such holders of Impax Common Stock.

For purposes of the opinion set forth herein, we have:

(1)	Reviewed certain publicly available financial statements and other business and financial information of Impax;

(2)	Reviewed certain publicly available business information of Amneal;

(3)	Reviewed certain internal financial statements and other financial and operating data concerning Impax and Amneal, respectively;

(4)	Reviewed certain financial projections concerning Impax prepared by the management of Impax (the “Impax Management Projections”) and certain publicly available projections concerning Impax (the “Impax Consensus Projections” and, together with the Impax Management Projections, the “Impax Projections”);

(5)	Reviewed certain financial projections concerning Amneal prepared by the management of Amneal, as adjusted by the management of Impax (the “Amneal Adjusted Projections”);

(6)	Reviewed certain estimates relating to certain synergies anticipated to result from the Combination prepared by the management of Impax and Amneal (the “Synergies”);

(7)	Discussed the past and current operations and financial condition and the prospects of Impax and Amneal with senior executives of Impax and Amneal;

(8)	Reviewed the pro forma impact of the Combination on Impax’s earnings per share;

(9)	Reviewed the reported prices and trading activity for Impax Common Stock;

(10)	Compared the financial performance of Impax and the prices and trading activity of Impax Common Stock with that of certain other publicly-traded companies comparable with Impax, and their securities;

(11)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(12)	Reviewed published estimates of independent research analysts with respect to the future financial performance and price targets of Impax;

(13)	Participated in discussions and negotiations among representatives of Impax and Amneal and their financial and legal advisors;

(14)	Reviewed the Agreement and certain related documents; and

(15)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by Impax and Amneal, and formed a substantial basis for this opinion. At your direction, our analysis relating to the business and financial prospects of Impax and Amneal for purposes of this opinion has been made on the bases of the Impax Projections, the Amneal Adjusted Projections and the Synergies. With respect to the Impax Management Projections, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Impax of the future financial performance of Impax. With respect to the Impax Consensus Projections, we have assumed with your consent that they represent reasonable estimates and judgments with respect to the future financial performance of Impax. With respect to the Amneal Adjusted Projections, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective management of Impax and Amneal of the future financial performance of Amneal. With respect to the Synergies, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective management of Impax and Amneal of the synergies anticipated to result from the Combination. We express no view as to the Impax Projections, the Amneal Adjusted Projections or the Synergies, nor the assumptions on which they were based. In addition, we have assumed, with your consent, that the Combination will be consummated in accordance with all applicable laws and regulations and in accordance with the terms set forth in the Agreement without any waiver, amendment or delay of any terms or conditions and that the definitive Agreement will not differ in any respect material to our analysis from the draft thereof furnished to us. We have assumed, with Impax’s consent, that in connection with the receipt of any governmental, regulatory or other approvals, consents or agreements required in connection with the Combination, no delays, limitations, conditions or restrictions will be imposed that would have an adverse effect on Impax, Amneal, their respective subsidiaries, or the contemplated benefits expected to be derived in the Combination. We are not legal, tax, regulatory or actuarial advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of Impax and its legal, tax, regulatory or actuarial advisors with respect to legal, tax, regulatory or actuarial matters.

We express no opinion with respect to the fairness of the amount or nature of any compensation to be paid to any officers, directors or employees of Impax, or any class of such persons, relative to the Merger Consideration to be received by the holders of Impax Common Stock (other than the holders of the Excluded Shares) in the Combination. We have not made any independent valuation or appraisal of the assets or liabilities of Impax or Amneal, nor have we been furnished with any such valuations or appraisals.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of Impax Common Stock (other than the holders of the Excluded Shares) pursuant to the Agreement. We have not been requested to opine as to, and our opinion does not in any manner address, Impax’s underlying business decision to proceed with or effect the transactions contemplated by the Agreement, or the likelihood that the Combination is consummated. Our opinion does not address the relative merits of the Combination as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

We have acted as financial advisor to the Board of Directors of Impax in connection with the Combination and will receive a fee for our services from Impax, a substantial portion of which is contingent upon the closing of the Combination. Morgan Stanley and its affiliates may in the future seek to provide financial advisory and financing services to Impax, Amneal and their respective affiliates, for which we and our affiliates would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Impax, Amneal, or any other company, or any currency or commodity, that may be involved in the Combination, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of Impax (in its capacity as such) in connection with its consideration of the Combination and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing Impax is required to make with the Securities and Exchange Commission in connection with the Combination if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which Impax Common Stock or the Holdco Class A Shares will trade following consummation of the Combination or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders or members of Impax and Amneal, as the case may be, should vote or act on any matter in connection with the Combination.

[Remainder of page intentionally left blank.]

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Merger Consideration to be received by the holders of Impax Common Stock (other than the holders of the Excluded Shares) pursuant to the Agreement is fair from a financial point of view to such holders of Impax Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Edward A. Smith
Name:	Edward A. Smith
Title:	Managing Director

ANNEX I

AMENDMENT NO. 1 TO THE BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 1 (this “Amendment”), dated as of November 21, 2017, to the Business Combination Agreement (the “BCA”), dated as of October 17, 2017, by and among Impax Laboratories, Inc., a Delaware corporation (“Impax”), Atlas Holdings, Inc., a Delaware corporation and a wholly-owned Subsidiary of Impax (“Holdco”), K2 Merger Sub Corporation, a Delaware corporation and a wholly-owned Subsidiary of Holdco (“Merger Sub”), and Amneal Pharmaceuticals LLC, a Delaware limited liability company (“Amneal”), is made and entered into by and among Impax, Holdco, Merger Sub and Amneal. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the BCA.

RECITALS

WHEREAS, Impax, Holdco, Merger Sub and Amneal entered into the BCA on October 17, 2017;

WHEREAS, Section 9.12 of the BCA provides that the parties may amend the BCA at any time before or after receipt of the Impax Stockholder Approval;

WHEREAS, each of Impax, Holdco, Merger Sub and Amneal desires to amend certain terms of the BCA as set forth this Amendment; and

WHEREAS, the respective boards of directors or other governing body of each of Impax, Holdco, Merger Sub and Amneal have approved the Transactions on the terms and subject to the conditions set forth in the BCA, as amended by this Amendment, and have approved and declared advisable the BCA, as amended by this Amendment.

AGREEMENT

NOW, THEREFORE, in consideration of the premises contained herein, the parties hereto hereby agree as follows:

1. Exhibits. The following Exhibits to the BCA are hereby amended and replaced in their entirety as follows: (i) the form of the amended and restated certificate of incorporation of Holdco (the “Amended and Restated Holdco Charter”), which is Exhibit A to the BCA, is replaced in its entirety with the form attached hereto as Annex A; (ii) the form of the amended and restated bylaws of Holdco (the “Amended and Restated Holdco Bylaws”), which is Exhibit B to the BCA, is replaced in its entirety with the form attached hereto as Annex B; (iii) the form of the restated Amneal Pharmaceuticals LLC Operating Agreement (the “Restated Amneal LLC Operating Agreement”), which is Exhibit H to the BCA, is replaced in its entirety with the form attached hereto as Annex C, (iv) the form of the Stockholders Agreement entered into on October 17, 2017, by and among Holdco, Amneal Pharmaceuticals Holding Company, LLC, AP Class D Member, LLC, AP Class E Member, LLC, AH PPU Management, LLC (the “Stockholders Agreement”), which is Exhibit I to the BCA, is replaced in its entirety with the form of Amended and Restated Stockholders Agreement by and among Holdco, Amneal Pharmaceuticals Holding Company, LLC, AP Class D Member, LLC, AP Class E Member, LLC, and AH PPU Management, LLC attached hereto as Annex D, and (v) the form of the Tax Receivable Agreement to be entered into by Holdco, Amneal and the other members of Amneal from time to time (the “Tax Receivable Agreement”), which is Exhibit J to the BCA, is replaced in its entirety with the form attached hereto as Annex E.

I-1

2. Existing Amneal Member Actions Following the Recapitalization. The proviso in Section 1.01(c)(iii) and the second sentence of Section 6.16(a) of the BCA are hereby amended to insert the bolded and underlined language below:

a.	Section 1.01(c)(iii): “provided, that immediately following the Recapitalization, each Existing Amneal Member shall transfer such Amneal Units and all shares of Class B Common Stock issued to it pursuant to Section 1.01(d) hereof to the Amneal Group Representative (and the schedule of members to the Restated Amneal LLC Operating Agreement shall be updated accordingly)”

b.	Section 6.16(a): “Immediately following the Recapitalization, Amneal shall cause each Existing Amneal Member to contribute its Amneal Units and all shares of Class B Common Stock issued to it pursuant to Section 1.01(d) hereof to Amneal Holdings, LLC in exchange for additional interests in Amneal Holdings, LLC (and shall cause the schedule of members to the Restated Amneal LLC Operating Agreement to be updated accordingly).”

3. Interpretation; Construction. The fourth sentence of Section 9.04 of the BCA is hereby amended and replaced in its entirety with the following:

“The words ‘hereof’, ‘herein’ and ‘hereunder’ and words of similar import when used in this Agreement shall, from and after the date of this Amendment, refer to this Agreement, as amended by this Amendment, as a whole and not to any particular provision of this Agreement. Each reference herein to ‘the date of this Amendment’ shall refer to the date set forth above and each reference to the ‘date of this Agreement’, the ‘date hereof’, ‘concurrently with the execution and delivery of this Agreement’ and similar references shall refer to October 17, 2017.”

4. Confirmation of BCA. Other than as expressly modified pursuant to this Amendment, all of the terms, covenants and other provisions of the BCA are hereby ratified and confirmed and shall continue to be in full force and effect in accordance with their respective terms.

5. Counterparts. This Amendment may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.

6. General Provisions. The provisions of Article IX of the BCA shall apply mutatis mutandis to this Amendment, and to the BCA as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified by this Amendment.

[Signature Page Follows]

I-2

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

IMPAX LABORATORIES, INC.

By:	/s/ Paul M. Bisaro

Name:	Paul M. Bisaro
Title:	Chief Executive Officer and President

K2 MERGER SUB CORPORATION

By:	/s/ Paul M. Bisaro

Name:	Paul M. Bisaro
Title:	Chief Executive Officer and President

ATLAS HOLDINGS, INC.

By:	/s/ Paul M. Bisaro

Name:	Paul M. Bisaro
Title:	Chief Executive Officer and President

[Signature Page to Amendment No. 1 to BCA]

AMNEAL PHARMACEUTICALS, LLC

By:	/s/ Chintu Patel
Name: Chintu Patel
Title: Manager

By:	/s/ Chirag Patel
Name: Chirag Patel
Title: Manager

By:	/s/ Tushar Patel
Name: Tushar Patel
Title: Manager

By:	/s/ Gautam Patel
Name: Gautam Patel
Title: Manager

[Signature Page to Amendment No. 1 to BCA]

Annex A

AMENDED AND RESTATED HOLDCO CHARTER

See Annex D to the S-4

Annex B

AMENDED AND RESTATED HOLDCO BYLAWS

See Annex E to the S-4

Annex C

RESTATED AMNEAL LLC OPERATING AGREEMENT

See Annex C to the S-4

Annex D

AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

See Annex B to the S-4

Annex E

TAX RECEIVABLE AGREEMENT

See Annex F to the S-4

ANNEX J

November 21, 2017

TPG Improv Holdings, L.P.

c/o TPG Partners VII, L.P.

301 Commerce Street

Suite 3300

Fort Worth, TX 76102

RE: Letter Agreement

Ladies and Gentlemen:

This letter agreement (this “Agreement”) is by and among Amneal Holdings, LLC, a Delaware limited liability company (the “Seller”), Atlas Holdings, Inc., a Delaware corporation (“Newco”), and TPG Improv Holdings, L.P., a Delaware limited partnership (the “TPG Purchaser”). Reference is made to (i) the Share Purchase Agreement, dated as of October 17, 2017, among the Seller, the TPG Purchaser and the other purchaser parties thereto (the “Purchase Agreement”), (ii) the Business Combination Agreement, and (iii) the Letter Agreement, dated as of October 17, 2017, between the Seller and the TPG Purchaser (the “Existing Side Letter”). Capitalized terms used herein without definitions shall have the meanings assigned to them in the Purchase Agreement, the Business Combination Agreement or the Existing Side Letter, as applicable.

In satisfaction of the Seller’s obligations under Sections 1 and 2 of the Existing Side Letter, and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged and accepted, the Seller, Newco and the TPG Purchaser hereby agree as follows:

1.	Amendments to Various Transaction Documents to Add New Security. As contemplated in Section 1 of the Existing Side Letter, the parties (as applicable) agree to execute the following agreements, amended as described below to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the double-underlined text (indicated textually in the same manner as the following example: added double-underlined text) to enable the TPG Purchaser to purchase Class B-1 Common Stock of Newco:

(i) the Purchase Agreement, as set forth in Exhibit A hereto;

(ii) the Stockholders Agreement, as set forth in Exhibit B hereto;

(iii) the Form of Amended and Restated Holdco Charter, as set forth in Exhibit C hereto;

(iv) the Form of Tax Receivable Agreement, as set forth in Exhibit D hereto; and

(iv) the Form of Restated Amneal LLC Operating Agreement, as set forth in Exhibit E hereto.

2.	Registration Rights. As among the parties to this Agreement, the Form of Registration Rights Agreement is hereby amended as set forth below:

a.	“Common Stock” as defined in the Form of Registration Rights Agreement referenced in the Purchase Agreement shall include the Class B-1 Common Stock, par value $0.01, of Newco.

b.

The definition of “Registrable Securities” in the Form of Registration Rights Agreement shall include the Class A Common Stock (if any) and the Class B-1 Common Stock that the TPG Purchaser holds at Closing and the Class A Common Stock underlying such Class B-1 Common Stock. As among the parties to this Agreement and for purposes of each of the Stockholders Agreement and the Form of Registration Rights Agreement, Registrable Securities held by the TPG Purchaser or its Affiliates shall cease to be “Registrable Securities” upon the earliest of

(A) the first anniversary of the TPG Purchaser or its Affiliates holding less than 2% of the outstanding shares of common stock of Newco, (B) the later of (i) four years after the Closing Date and (ii) such time as the TPG Purchaser can immediately sell such securities without restriction under Rule 144 or (C) their transfer to a non-Affiliate of the TPG Purchaser.

c.	The TPG Purchaser shall be entitled to an aggregate total of two TPG Demands (as defined in the Existing Side Letter) in a manner consistent with Section 5.3 of the Stockholders Agreement (including that the TPG Purchaser shall be entitled to select the underwriters in connection with any TPG Demand), provided it does not count as a TPG Demand if the TPG Purchaser requests to sell $150,000,000 or more securities in Newco but is not permitted to sell at least $150,000,000 of securities in Newco. Notwithstanding the foregoing or anything to the contrary in Section 5.3 of the Stockholders Agreement, the rights of the TPG Purchaser shall not be subject to, or otherwise restricted by, the Lock-up Period (as defined in the Stockholders Agreement).

d.	With respect to a TPG Demand, Newco’s cooperation obligations shall be substantially the same as its cooperation obligations for underwritten offerings as set forth in the Stockholders Agreement, including providing holdback agreements for Newco, and its directors, officers and other Affiliates, participation in a roadshow, providing comfort letters, etc.

e.	The TPG Purchaser shall have the right to piggyback on any underwritten offering in a manner consistent with Section 5.4 of the Stockholders Agreement.

f.	Underwriter cutbacks will be pro rata, provided that, if requested by the TPG Purchaser, the TPG Purchaser shall be permitted to sell at least the lesser of (A) 50% of the dollar value of the shares of Newco common stock to be sold in the applicable offering or (B) $150,000,000 of shares of Newco common stock (it being understood any such request when the TPG Purchaser would otherwise have been cut back will count as a TPG Demand).

3.	Observer Rights.

a.	Effective as of the Closing, until the earliest of (i) such time as the TPG Purchaser beneficially owns (as interpreted under Rule 13d-3 of the Exchange Act) 4% or less of the outstanding shares of common stock of Newco (the “Ownership Threshold”), (ii) such time as a Class B-1 Director (as defined in the Amended and Restated Holdco Charter) is elected or (iii) such time as a Director Election is made by the TPG Purchaser, the TPG Purchaser shall have the right to designate, and Newco shall permit, one individual (the “Observer”) to attend all Meetings of the board of directors of Newco (the “Board”) and (subject to applicable listing requirements) any committee thereof, in a non-voting, observer capacity, provided, however, that the Observer shall be reasonably acceptable to the Nominating Committee of the Board and shall satisfy the eligibility requirements of Amneal Directors (as defined in the Stockholders Agreement). The Observer shall be provided with notice of all Meetings in substantially the same manner and at substantially the same time as the members of the Board or its applicable committee. The term “Meetings” means all meetings of the Board and all meetings of each Board committee (whether regular, special or otherwise, and whether held in person, by telephone conference call or otherwise), including any actions taken by the Board or one of its committees by written consent.

b.

The Observer shall have the right to receive, prior to each Meeting or, if no meeting is held, simultaneously with any distribution to the Board or its applicable committee true and complete copies of any and all information and materials distributed to the Board or such committee or discussed at a meeting of or resolved upon by the Board or such committee. Notwithstanding the foregoing, Newco may withhold certain information and may exclude the Observer from certain portions of Meetings to the extent that outside legal counsel has advised Newco that access to such information or attendance at such Meeting portion would impair attorney-client privilege or frustrate the Board’s intention to limit access to such information or attendance to “independent” or “disinterested” participants; provided that, in such instance, Newco will use reasonable best efforts to communicate such information to the Observer to the maximum extent possible so as not to impair such privilege or frustrate such intention.

c.	The Observer will be reimbursed for its expenses in the same manner as the members of the Board.

d.	Following the Closing, subject to Section 3(e) and Section 3(f), upon the resignation, retirement or cessation of serving (whether as a result of death, disability or otherwise) of the Observer or other removal by the TPG Purchaser of the Observer, the TPG Purchaser shall be entitled to designate a replacement individual to serve as the Observer, provided, however, that the replacement individual shall be reasonably acceptable to the Nominating Committee of the Board and shall satisfy the eligibility requirements of Amneal Directors (as defined in the Stockholders Agreement).

e.	Notwithstanding anything to the contrary herein, if for any period greater than 20 consecutive days the TPG Purchaser shall beneficially own securities of Newco representing less than the Ownership Threshold, (A) the TPG Purchaser shall cease to have the right to designate an Observer under this Section 3 and (B) the TPG Purchaser’s rights under this Section 3 shall expire.

f.	If (i) a Director Election shall have been made by the TPG Purchaser or (ii) a Class B-1 Director is elected, then the TPG Purchaser’s rights under this Section 3 shall immediately expire.

4.	Director Designation Rights.

a.	From the Closing until the earlier of (i) the first anniversary of the Closing Date and (ii) such time as a Class B-1 Director is elected, upon delivery by the TPG Purchaser to Seller of its written election pursuant to this Section 4 to change its Observer into a director on the Board (a “Director Election”), if the TPG Purchaser meets the Ownership Threshold, Newco and the Board shall take all necessary action (including by expanding the size of the Board and by filling vacancies) to cause the Observer to become a director on the Board. As used herein, the “TPG Designee” shall mean (x) the Observer who becomes a director on the Board as a result of a Director Election, (y) any Class B-1 Director after such time as no shares of Class B-1 Common Stock remain outstanding or (z) any person who succeeds a person described in (x) or (y) as a director on the Board as a result of the TPG Purchaser exercising its rights under Section 4(c) hereof.

b.	Following the initial election or appointment of a TPG Designee, subject to Section 4(d) hereof, as long as such TPG Designee satisfies the governance guidelines of Newco, as in effect from time to time, that are applicable to Amneal Directors (as defined in the Stockholders Agreement) serving on the Board, upon the written request of the TPG Purchaser, (i) Newco shall cause the TPG Designee to be included in the slate of directors approved by the Board for election at each meeting of stockholders of Newco (and any action by written consent to elect directors, if any) at which directors are elected and (ii) Newco and the Board shall recommend the election of the TPG Designee to the Board, and shall use its reasonable best efforts to solicit proxies from the stockholders of Newco in favor of such election.

c.	Upon the resignation, retirement or cessation of serving (whether as a result of death, disability or otherwise) of the TPG Designee or other removal by the TPG Purchaser of the TPG Designee, (A) the TPG Purchaser shall be entitled to designate a replacement TPG Designee who satisfies the requirements of the governance guidelines of Newco, as in effect from time to time, that are applicable to Amneal Directors (as defined in the Stockholders Agreement) serving on the Board and is reasonably acceptable to the Nominating Committee of the Board and (B) Newco shall promptly cause the appointment or election of such replacement designee as the TPG Designee and a director on the Board.

d.	Notwithstanding the foregoing, if for any period greater than 20 consecutive days after Closing the TPG Purchaser shall beneficially own securities of Newco representing less than the Ownership

Threshold, (A) the TPG Purchaser shall promptly cause the TPG Designee to offer his or her resignation to Newco and (B) the TPG Purchaser’s rights under this Section 4 shall expire.

5.	Satisfaction of Obligations under Existing Side Letter. The TPG Purchaser acknowledges and agrees that the obligations of the Seller and Newco under the Existing Side Letter set forth in Sections 1 and 2 of the Existing Side Letter shall be satisfied in full upon the execution and delivery of this Agreement.

6.	Miscellaneous.

a.	In the event of any conflict between this Agreement and either of (i) the Existing Side Letter or (ii) the Purchase Agreement, this Agreement shall control. For the avoidance of doubt, this Agreement does not supersede Sections 3, 4, 5 or 6 of the Existing Side Letter and such provisions remain in full force and effect.

b.	Sections 9.02 (Interpretation), 9.11 (Governing Law: Submission to Jurisdiction), 9.12 (Waiver of Jury Trial), 9.13 (Specific Performance), 9.15 (Assignment; No Third-Party Beneficiaries) and 9.16 (Execution in Counterparts) of the Purchase Agreement are all incorporated herein by reference, mutatis mutandis, as if set forth herein.

[Signature Page Follows]

If the foregoing correctly reflects the agreement between us on the subject matter hereof, please sign and return a copy of this Agreement to the undersigned.

Very truly yours,

AMNEAL HOLDINGS, LLC

By
Name:
Title:

ATLAS HOLDINGS, INC.

By	/s/ Paul M. Bisaro
Name:	Paul M. Bisaro
Title:	Chief Executive Officer and President

Acknowledged and Agreed to as

of the date first written above:

TPG IMPROV HOLDINGS, L.P.

By: TPG GenPar VII, L.P., its general partner

By: TPG GenPar VII Advisors, LLC, its general partner

By:	/s/ Michael LaGatta
Name: Michael LaGatta
Title: Vice President

[Signature Page to Second Side Letter]

Exhibit A

SHARE PURCHASE AGREEMENT

among

AMNEAL HOLDINGS, LLC

and

THE PURCHASERS PARTY HERETO

October 17, 2017

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT, dated as of October 17, 2017 (this “Agreement”), is entered into by and among AMNEAL HOLDINGS, LLC, a Delaware limited liability company (the “Seller”), and the purchasers set forth in Schedule A hereto (the “Purchasers”).

WHEREAS, the Seller desires to sell to the Purchasers, and the Purchasers desire to purchase from the Seller, the Purchased Shares (as defined below), in accordance with the provisions of this Agreement;

WHEREAS, in connection with the sale of the Purchased Shares pursuant to this Agreement, the Company (as defined below) and the Purchasers will enter into the Registration Rights Agreement (as defined below), pursuant to which the Company will provide the Purchasers with certain registration rights with respect to the Purchased Shares; and

WHEREAS, the Company shall become a party to this Agreement upon the Closing by executing and delivering a Company Joinder (as defined below).

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions. As used in this Agreement, the following terms have the meanings indicated:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise. For the avoidance of doubt, for purposes of this Agreement, (a) the Seller or the Company Entities, on the one hand, and any Purchaser, on the other, shall not be considered Affiliates of each other and (b) any fund or account managed, advised or subadvised, directly or indirectly, by a Purchaser or its Affiliates, shall be considered an Affiliate of such Purchaser.

“Agent” means J.P. Morgan Securities LLC.

“Agreement” has the meaning specified in the introductory paragraph of this Agreement.

“Amneal Business” means the business conducted by Amneal Pharmaceuticals LLC, a Delaware limited liability company, and its Subsidiaries.

“Anti-Corruption Laws” means all laws, rules and regulations of any jurisdiction applicable to the Seller, the Company or its Subsidiaries from time to time concerning or relating to bribery, money-laundering or corruption, including without limitation, the Foreign Corrupt Practices Act of 1997.

“Business Combination Agreement” means the Business Combination Agreement by and among (A) Impax; (B) Newco; (C) Impax Merger Sub Corporation; and (D) Amneal Pharmaceuticals LLC, dated October 17, 2017.

“Business Day” means any day other than a Saturday, Sunday, any federal legal holiday or day on which banking institutions in the State of New York are authorized or required by Law or other governmental action to close.

“Capitalization Date” has the meaning specified in Section 4.02(a).

“Class A Common Stock” means the Class A common stock, par value $0.01 per share, of Newco.

“Class B-1 Common Stock” means the Class B-1 common stock, par value $0.01 per share, of Newco.

“Closing” has the meaning specified in Section 2.02.

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986.

“Commission” means the United States Securities and Exchange Commission.

“Common Share” means, prior to the consummation of the Merger, a share of the common stock, par value $0.01 per share, of the Company and, from and after the consummation of the Merger, and for the avoidance of doubt at the time of the Closing, the Class A Common Stock, which will be the same class of common stock as that issued to holders of common stock of Impax upon the consummation of the Merger, and/or the Class B-1 Common Stock.

“Common Share Offering Price” means $18.25 per Common Share, as adjusted for any stock split, stock dividend or share contribution with respect to the Common Shares that occurs prior to the Closing.

“Company” means, prior to the consummation of the Merger, Impax and from and after the consummation of the Merger, Newco.

“Company Entities” means, collectively, the Company, the Company’s Subsidiaries and those Persons that will be Subsidiaries of the Company upon consummation of the Merger, including Amneal Pharmaceuticals LLC and its Subsidiaries.

“Company Joinder” has the meaning specified in Section 2.06(a)(i).

“Company Lock-Up” has the meaning specified in Section 2.06(a)(iv).

“Company Product” means any product developed, tested, manufactured, marketed, sold or distributed by or on behalf of the Company Entities.

“Company SEC Documents” means the Company’s forms, registration statements, reports, schedules and statements filed by it under the Exchange Act or the Securities Act, as applicable, including, for the avoidance of doubt, the Registration Statement.

“Confidentiality Agreements” means the confidentiality agreements entered into by the Seller and each of the Purchasers or their Affiliates, as applicable, as may be amended from time to time.

“Consent” has the meaning specified in Section 3.03.

“Contract” means any contract, agreement, indenture, note, bond, mortgage, deed of trust, loan, instrument, lease, license, commitment or other arrangement, understanding, undertaking, commitment or obligation, whether written or oral.

“Debt Commitment Letter” means an executed commitment letter (including all exhibits and schedules thereto) pursuant to which the Debt Financing Sources party thereto have agreed (on the terms and subject to the conditions thereof), to lend the amounts set forth therein and the fee letter(s) referenced in the Debt Commitment Letter.

“Debt Financing Sources” means the persons, including the lenders that have committed to provide or arrange any debt financing or alternative debt financing in connection with the transactions contemplated hereby, including the parties named in the Debt Commitment Letter and any joinder agreements, note purchase agreements, indentures or credit agreements entered into pursuant thereto or relating thereto and, in each case, their respective successors and assigns.

“DGCL” means the Delaware General Corporation Law, as may be amended or revised from time to time.

“Drop-Dead Date” means the date that is nine months after the date of this Agreement.

“Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations by any Governmental Authority, or proceedings with respect to any Environmental Liability or pursuant to Environmental Law, including those (1) by any Governmental Authority for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any Environmental Law and (2) by any Person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief pursuant to any Environmental Law.

“Environmental Laws” means any and all Laws relating to pollution, the protection of the environment or natural resources or, to the extent relating to exposure to Hazardous Materials, human health and safety.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities) of any Company Entity directly or indirectly resulting from or based upon:

(1) any actual or alleged violation of any Environmental Law,

(2) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials,

(3) exposure to any Hazardous Materials,

(4) the release or threatened release of any Hazardous Materials into the indoor or outdoor environment or

(5) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Environmental Permit” means any permit, approval, identification number, license or other authorization required under or issued pursuant to any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with the Company or the Seller, as applicable, within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

“ERISA Event” means (a) a Reportable Event with respect to a Pension Plan; (b) the withdrawal of the Company, the Seller or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which such entity was a “substantial employer” as defined in Section 4001(a)(2) of ERISA or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by the Company or any ERISA Affiliate from a Multiemployer Plan; (d) the filing of a notice of intent to terminate, the treatment of a Pension Plan amendment as a termination under Section 4041 or 4041A of ERISA; (e) the institution by the PBGC of proceedings to terminate a Pension Plan; (f) any event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; (g) the determination that any Pension Plan is considered an at-risk plan or a plan in endangered or critical status within the meaning of Sections 430, 431 and 432 of the Code or Sections 303, 304 and 305 of ERISA; or (h) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon the Company, the Seller or any ERISA Affiliate.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“FDA” shall mean the United States Food and Drug Administration and any successor thereto.

“FDA Laws” shall mean all applicable statutes, rules, regulations, standards, guidelines, policies and orders administered or issued by FDA.

“Fidelity” means Fidelity Management & Research Company.

“Fidelity Purchaser” means each Purchaser advised or subadvised by Fidelity or one of its Affiliates.

“Foreign Government Scheme or Arrangement” has the meaning specified in Section 4.23(e).

“Foreign Plan” has the meaning specified in Section 4.23(e).

“Funding Obligation” means, with respect to a particular Purchaser, an amount equal to the Common Share Offering Price multiplied by the number of Purchased Shares to be purchased by such Purchaser on the Closing Date pursuant to Section 2.01.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States.

“Governmental Authority” means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supranational bodies such as the European Union or the European Central Bank).

“Hazardous Materials” means any and all wastes, pollutants, contaminants and hazardous or deleterious chemicals, materials or substances, including all hazardous or toxic substances, defined, listed, classified or regulated as, or included in the definition of, “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “solid wastes,” “toxic substances,” “toxic pollutants,” “contaminants” or “pollutants,” or words of similar import, under any Environmental Law, and petroleum or petroleum products (including gasoline, crude oil or any fraction thereof), asbestos or asbestos-containing materials, polychlorinated biphenyls, regulated medical or pharmaceutical waste, radon gas and urea formaldehyde, and any other material or substance that would reasonably be expected to result in liability under Environmental Law.

“Health Care Laws” means all applicable foreign, federal, state and local health care laws and the regulations promulgated pursuant to such laws, each as amended from time to time including but not limited to: (i) the Federal Food, Drug and Cosmetic Act, 21 U.S.C. § 301 et seq., and any analogous laws of any applicable jurisdiction; (ii) all terms and conditions of any pending or approved Product Registration; (iii) any other applicable laws of any jurisdiction governing the research, development, testing, manufacturing, processing, handling, packaging, labeling, storage, advertising, promotion, marketing, sale and distribution of the Company Products; (iv) the federal Anti-Kickback Law, 42 U.S.C. § 1320a-7b(b); (v) the federal civil False Claims Act, 31 U.S.C. § 3729 et seq.; (vi) the federal Civil Monetary Penalties Law, 42 U.S.C. § 1320a-7a; (vii) the federal health care program exclusion law, 42 U.S.C. § 1320a-7a; (viii) the Physician Payments Sunshine Act, 42 U.S.C. § 1320a-7h; (ix) the health care fraud criminal provisions under the Health Insurance Portability and Accountability Act of 1996 (HIPAA); (x) the Medicare and Medicaid coverage and reimbursement provisions (Titles XVIII and XIX of the Social Security Act); (xi) any state or local laws regulating interactions with health care professionals and reporting thereof; and (xii) and all similar state, local, and foreign laws of any jurisdiction applicable to the operations of the Seller or the Company Entities.

“Impax” means Impax Laboratories, Inc., a Delaware corporation.

“Indemnified Party” has the meaning specified in Section 7.02(b).

“Indemnifying Party” has the meaning specified in Section 7.02(b).

“Intellectual Property” means all intellectual property rights in any jurisdiction in the world, whether registered or unregistered, including (i) trademarks, service marks, trade dress, trade names, corporate names, Internet domain names, social and mobile media identifiers, logos and source identifiers, and all goodwill associated with any of the foregoing or represented thereby, and all applications or registrations therefor and extensions or renewals thereof, (ii) patents, patent applications and any provisionals, continuations, continuations-in-part, divisionals, reissues, extensions, or revisions thereof, (iii) inventions, methods, processes, trade secrets, know-how, models and algorithms, and (iv) works of authorship and copyrights (including copyrights in software) and any registrations therefor along with any extensions or renewals thereof.

“Investor Presentation” means that certain investor presentation dated October 2017 entitled “A Strategic Combination for Long-Term Growth” provided to the Purchasers pertaining to the proposed Merger.

“Law” means collectively, all international, foreign, Federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

“Lien” means any mortgage, pledge, lien (statutory or otherwise), encumbrance, security interest, security agreement, conditional sale, trust receipt, charge or claim or a lease, license, consignment or bailment, preference or priority, assessment, deed of trust, easement, servitude or other encumbrance upon or with respect to any property of any kind.

“Material Adverse Effect” means (a) a material adverse change in, or a material adverse effect upon, the business, operations, assets, liabilities (actual or contingent), condition (financial or otherwise) or prospects of the Company, its Subsidiaries and the Amneal Business, taken as a whole; (b) a material impairment of the ability of the Seller or the Company, as applicable, to perform its respective obligations under the Transaction Documents to which it is party or will at the Closing become party; or (c) a material adverse effect upon the legality, validity, binding effect, enforceability or rights and remedies of the Purchasers against the Seller or the Company, as applicable, under the Transaction Documents; provided, however, that a Material Adverse Effect shall not include any material and adverse effect on the foregoing to the extent such material and adverse effect result from, arises out of, or relates to (w) the announcement of the transactions contemplated by this Agreement or the Business Combination Agreement or the satisfaction of the obligations set forth herein or therein, (x) a general deterioration in the economy or changes in the general state of the industries in which the Company and the Amneal Business operate, except to the extent that the Company and the Amneal Business, taken as a whole, are adversely affected in a disproportionate manner as compared to other industry participants, (y) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any other calamity or crisis, including acts of terrorism, or (z) any change in accounting requirements or principles imposed upon any Company Entity or their respective businesses or any change in applicable Law, or the interpretation thereof.

“Material Subsidiaries” means the Subsidiaries of the Seller or the Company, as applicable, that are “significant subsidiaries” of the Seller or the Company, respectively, as defined in Rule 1-02(w) of Regulation S-X under the Exchange Act.

“Merger” means the consummation of the Transactions, as defined in the Business Combination Agreement, by the parties thereto.

“Multiemployer Plan” means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA, to which the Company or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five plan years, has made or been obligated to make contributions.

“Multiple Employer Plan” means a Plan which has two or more contributing sponsors (including the Company or any ERISA Affiliate) at least two of whom are not under common control, as such a plan is described in Section 4064 of ERISA.

“Newco” means Amneal ~~Holdings~~Pharmaceuticals, Inc., a Delaware corporation.

“Newco Charter” means the Restated Certificate of Incorporation of Newco in effect as of the Closing Date.

“NYSE” means the New York Stock Exchange.

“Organizational Documents” means, (a) (i) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (ii) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement; and (iii) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity, or (b) with respect to entities incorporated in any non-U.S. jurisdiction, equivalent or comparable constitutive documents.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Funding Rules” means the rules of the Code and ERISA regarding minimum required contributions (including any installment payment thereof) to Pension Plans and set forth in, with respect to plan years ending prior to the effective date of the Pension Act, Section 412 of the Code and Section 302 of ERISA, each as in effect prior to the Pension Act and, thereafter, Sections 412, 430, 431, 432 and 436 of the Code and Sections 302, 303, 304 and 305 of ERISA.

“Pension Plan” means any employee pension benefit plan (including a Multiple Employer Plan or a Multiemployer Plan) that is maintained or is contributed to by, or, solely in the case of a plan described in Section 4064(a) of ERISA, has been contributed to at any time during the immediately preceding five plan years by, the Company or the Amneal Business, as applicable, or any ERISA Affiliate and is either covered by Title IV of ERISA or is subject to the minimum funding standards under Section 412 of the Code.

“Person” means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization, government or any agency, instrumentality or political subdivision thereof or any other form of entity.

“Plan” means any employee benefit plan within the meaning of Section 3(3) of ERISA (including a Pension Plan), maintained for employees of the Company or the Seller, as applicable, or any ERISA Affiliate or any such Plan to which the Company or the Seller, as applicable, or any ERISA Affiliate is required to contribute on behalf of any of its employees.

“Privacy Policy” means published internal and external policies, procedures, agreements and notices relating to the Company’s and the Seller’s collection, use or disclosure of data and information, and the security thereof.

“Product Registrations” means authorizations, approvals, clearances, licenses, permits, certificates, or exemptions issued or recognized by any foreign, federal, state or local governmental entity, including competent authorities and notified bodies (including, but not limited to, premarket notifications or 510(k) clearances, pre-market approvals, investigational device exemptions, product recertifications, manufacturing approvals and authorizations, CE marks, pricing and reimbursement approvals, labeling approvals, distributor or wholesale licenses or permits, registration notifications or their foreign equivalents), that are required for the research, development, investigation, manufacture, distribution, marketing, storage, transportation, use or sale of the Company Products.

“Purchased Shares” has the meaning specified in Section 2.01(a).

“Purchaser Related Parties” has the meaning specified in Section 7.01.

“Purchasers” has the meaning specified in the introductory paragraph of this Agreement.

“Registration Rights Agreement” means the Registration Rights Agreement, to be entered into at the Closing, among the Company and the Purchasers, substantially in the form attached hereto as Exhibit A.

“Registration Statement” means the registration statement on Form S-4 to be filed with the Commission (including any pre-effective or post-effective amendments or supplements thereto) registering the public offering and sale of securities to be issued in connection with the Merger.

“Reportable Event” means any of the events set forth in Section 4043(c) of ERISA, other than events for which the 30 day notice period has been waived.

“Representatives” means, with respect to a specified Person, the Purchasers, officers, directors, managers, partners, employees, agents, advisors, counsel, accountants, investment bankers and other representatives of such Person.

“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea, Sudan and Syria).

“Sanctioned Person” means at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State or by the United Nations Security Council, the European Union or any EU member state, (b) any Person operating, organized or resident in a Sanctioned Country or (c) any Person owned or controlled by any such Person or Persons.

“Sanction(s)” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets

Control of the U.S. Department of the Treasury or the U.S. Department of State or (b) the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom, the Netherlands or any other European Union member state.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Short Sales” means, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act and forward sale contracts, options, puts, calls, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements.

“Stockholders Agreement” means the Stockholders Agreement, to be entered into on or around the date of this Agreement, among Newco and certain members party thereto, as amended.

“Subsidiary” means, as to any Person, any corporation or other entity of which: (a) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries; (b) such Person or a Subsidiary of such Person is a general partner or, in the case of a limited liability company, the managing member or manager thereof; or (c) any corporation or other entity as to which such Person consolidates for accounting purposes. For the avoidance of doubt, upon the consummation of the Merger, Amneal Pharmaceuticals LLC and its Subsidiaries shall be Subsidiaries of the Company.

“Tax Return” means any return, report or similar filing (including the attached schedules) filed or required to be filed with respect to Taxes (and any amendments thereto), including any information return, claim for refund or declaration of estimated Taxes.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Third-Party Claim” has the meaning specified in Section 7.02(b).

“Total Funding Obligation” means the aggregate amount of Funding Obligations of all of the Purchasers participating in the Closing.

“Transaction Documents” means, collectively, this Agreement, the Registration Rights Agreement and any and all other agreements or instruments executed and delivered to the Purchasers by the Seller or the Company hereunder or thereunder, as applicable.

“USA PATRIOT Act” means The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Public Law No. 107-56 (signed into law October 26, 2001)), as amended or modified from time to time.

Section 1.02 Accounting Procedures and Interpretation. Unless otherwise specified herein, all accounting terms used herein shall be interpreted, and all determinations with respect to accounting matters hereunder shall be made in accordance with GAAP.

ARTICLE II

AGREEMENT TO SELL AND PURCHASE

Section 2.01 Sale and Purchase.

(a) Subject to the terms and conditions hereof, at the Closing, each Purchaser hereby agrees to purchase from the Seller the number of Common Shares set forth opposite such Purchaser’s name on Schedule A (collectively, the “Purchased Shares”).

(b) Subject to the terms and conditions hereof, at the Closing, the Seller hereby agrees to sell to each Purchaser the Purchased Shares (registered in the name of such Purchaser or its nominee in accordance with its delivery instructions) for a cash purchase price equal to the Common Share Offering Price per Common Share.~~.~~

(c) Subject to the terms and conditions hereof, at the Closing, each Purchaser, severally and not jointly, shall purchase its Purchased Shares for a cash purchase price equal to the Common Share Offering Price per Common Share. Notwithstanding anything to the contrary set forth herein, each Purchaser shall not be required to pay such Purchaser’s Funding Obligation to the Seller until it (or its designated custodian per its delivery instructions) has received (i) evidence from the Company’s transfer agent showing such Purchaser’s Purchased Shares credited to such Purchaser’s book-entry account maintained by the transfer agent on and as of the Closing Date, or (ii) if requested by such Purchaser, a stock certificate representing such Purchaser’s Purchased Shares.

Section 2.02 Closing. Subject to the satisfaction or waiver of the conditions precedent set forth in Section 2.03, Section 2.04 and Section 2.05, the closing (the “Closing”) of the purchase and sale of the Purchased Shares hereunder shall take place on the date of the consummation of the Merger, which date shall be specified in a written notice that the Seller shall use its commercially reasonable efforts (to the extent reasonable and practical under the Business Combination Agreement) to deliver to the Purchasers ten (10) Business Days prior to the date of such closing (failing which such notice shall be delivered by the Seller to the Purchasers at least five (5) Business Days prior to the date of such closing), or such date as is mutually agreed upon in writing by the Seller and each of the Purchasers.

Section 2.03 Mutual Conditions. The respective obligations of each party to consummate the purchase and sale of the Purchased Shares at the Closing shall be subject to the satisfaction, on or prior to (and continuing through) the Closing Date, of each of the following conditions (any or all of which may be waived by a party on behalf of itself in writing, in whole or in part, to the extent permitted by applicable Law):

(a) no statute, rule, order, decree or regulation shall have been enacted or promulgated, and no action shall have been taken, by any Governmental Authority which temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby or makes the transactions contemplated hereby illegal; and

(b) there shall not be pending any suit, action or proceeding by any Governmental Authority seeking to restrain, preclude, enjoin or prohibit the transactions contemplated by this Agreement.

Section 2.04 Conditions to Each Purchaser’s Obligations. The obligation of a Purchaser to consummate its purchase of Purchased Shares shall be subject to the satisfaction on or prior to (and continuing through) the Closing Date of each of the following conditions (any or all of which may be waived by the applicable Purchaser with respect to itself in writing, in whole or in part, to the extent permitted by applicable Law):

(a) the representations and warranties of the Seller contained in ARTICLE III shall be true and correct in all material respects (other than those representations and warranties contained in Section 3.01, Section 3.02, Section 3.07(a), Section 3.07(b), Section 3.07(c), Section 3.07(d) or Section 3.08 or other representations and warranties that are qualified by materiality or Material Adverse Effect, which, in each case, shall be true and correct in all respects) when made and as of the Closing Date (except that representations and warranties made as of a specific date shall be required to be true and correct as of such date only);

(b) the representations and warranties contained in ARTICLE IV shall be true and correct in all material respects (other than those representations and warranties contained in Section 4.01, Section 4.02, Section 4.13(a), Section 4.13(b), Section 4.13(c) or Section 4.17 or other representations and warranties that are qualified by materiality or Material Adverse Effect, which, in each case, shall be true and correct in all respects) as of the Closing Date (except that representations and warranties made as of a specific date shall be required to be true and correct as of such date only);

(c) the Seller shall have performed and complied in all material respects with all of the covenants and agreements contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date;

(d) the closing of the Merger shall have occurred, or shall occur substantially simultaneously with the Closing, in accordance with the Business Combination Agreement without any amendment, supplement, waiver or other modification (i) to the definition of “Impax Material Adverse Effect” (as defined in the Business Combination Agreement) or the definition of “Amneal Material Adverse Effect” (as defined in the Business Combination Agreement), (ii) to the amount or form of “Merger Consideration” (as defined in the Business Combination Agreement) or (iii) that would increase the aggregate number of “Amneal Units” to be issued to the “Existing Amneal Members” in the “Recapitalization” (each as defined in the Business Combination Agreement);

(e) the Purchased Shares shall have been validly issued;

(f) the Class A Common Stock (including the Purchased Shares, other than the Class B-1 Common Stock) shall have been duly listed, subject to notice of issuance, on the NYSE;

(g) no notice of delisting from the NYSE shall have been received by the Company with respect to the Class A Common Stock;

(h) the Seller shall have entered into a lock-up agreement, dated as of the date hereof, in substantially the form attached hereto as Exhibit D, and such lock-up agreement shall remain in full force and effect as of the Closing Date;

(i) certain of the directors and officers of Newco as of the Closing Date shall have entered into a lock-up agreement, dated as of the Closing Date, in substantially the form attached hereto as Exhibit E;

(j) the Seller shall have delivered, or caused to be delivered, to the Purchaser the closing deliverables described in Section 2.06(a); and

(k) with respect to the Fidelity Purchasers only, the purchase of Purchased Shares by the Fidelity Purchasers shall not cause the Fidelity Purchasers to collectively own Common Shares which would represent more than 14.99% of the shares of Class A Common Stock outstanding at such time.

Section 2.05 Conditions to the Seller’s Obligations. The obligation of the Seller to consummate the sale of the Purchased Shares to each Purchaser shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by the Seller in writing, in whole or in part, to the extent permitted by applicable Law):

(a) the representations and warranties of such Purchaser contained in this Agreement shall be true and correct in all material respects (other than those representations and warranties that are qualified by materiality, which, in each case, shall be true and correct in all respects) when made and as of the Closing Date (except that representations and warranties made as of a specific date or for a specific period shall be required to be true and correct as of such date or for such specific period only);

(b) such Purchaser shall have performed and complied in all material respects with all of the covenants and agreements contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date;

(c) such Purchaser shall have delivered, or caused to be delivered, to the Seller the Purchaser’s closing deliverables described in Section 2.06(b); and

(d) the closing of the Merger shall have occurred, or shall occur substantially concurrently with the Closing.

Section 2.06 Deliverables at the Closing.

(a) Deliverables of the Seller. At the Closing, the Seller shall deliver, or cause to be delivered, to the Purchasers:

(i) a joinder to this Agreement, executed by the Company, substantially in the form attached hereto as Exhibit B and dated the Closing Date (the “Company Joinder”);

(ii) an opinion from Latham & Watkins LLP, counsel for the Seller, form and substance reasonably satisfactory to the Agent, which shall be addressed to the Purchasers and dated the Closing Date;

(iii) a counterpart of the Registration Rights Agreement, which shall have been duly executed by Newco;

(iv) a lock-up agreement substantially in the form attached hereto as Exhibit C and dated as of the Closing Date (the “Company Lock-Up”), which shall have been duly executed by the Company;

(v) a fully executed “Application for Listing” approving the Class A Common Stock (including the Purchased Shares, other than the Class B-1 Common Stock) for listing by the NYSE;

(vi) either (A) evidence of crediting of the Purchased Shares to book-entry accounts maintained by the transfer agent of the Company, bearing a restrictive notation meeting the requirements of the Securities Act, free and clear of any Liens, other than transfer restrictions under this Agreement and applicable federal and state securities Laws and those created by the Purchasers or (B) if requested by such Purchaser, a stock certificate representing such Purchaser’s Purchased Shares, bearing a restrictive notation meeting the requirements of the Securities Act, free and clear of any Liens, other than transfer restrictions under this Agreement and applicable federal and state securities Laws and those created by the Purchasers;

(vii) a certificate of the Secretary or Assistant Secretary of the Company, on behalf of the Company, dated the Closing Date, certifying as to and attaching (A) the ~~certificate of incorporation of the Company~~Newco Charter, (B) the bylaws of the Company, (C) board resolutions authorizing the execution and delivery of the Transaction Documents and the consummation of the transactions contemplated thereby, including the issuance of the Purchased Shares, and (D) the incumbency of the officers authorized to execute the Transaction Documents on behalf of the Company setting forth the name and title and bearing the signatures of such officers;

(viii) a certificate of the Secretary of State of each applicable state, dated within ten (10) Business Days prior to the Closing Date, to the effect that each of the Seller and the Company is in good standing in its jurisdiction of formation;

(ix) a certificate of the Chief Financial Officer and the Treasurer of (A) the Seller, on behalf of the Seller, dated the Closing Date, certifying, in their applicable capacities, to the effect that the conditions set forth in Section 2.04(a), Section 2.04(c) and Section 2.04(d), and (B) the Company, on behalf of the Company, dated the Closing Date, certifying, in their applicable capacities, to the effect that the conditions set forth in Section 2.04(b), have been satisfied;

(x) a certification substantially in the form attached hereto as Exhibit F, conforming to the requirements of Treasury Regulations Section 1.1445-2(b), certifying that the Seller is not a foreign person; and

(xi) such other documents relating to the transactions contemplated by this Agreement as the Purchasers or their respective counsel may reasonably request.

(b) Deliverables of Each Purchaser. At the Closing, each Purchaser shall deliver or cause to be delivered to the Seller:

(i) A counterpart of the Registration Rights Agreement, which shall have been duly executed by such Purchaser;

(ii) Payment of such Purchaser’s Funding Obligation payable by wire transfer of immediately available funds to an account designated in advance of the Closing Date by the Seller; and

(iii) Such other documents relating to the transactions contemplated by this Agreement as the Seller or its counsel may reasonably request.

Section 2.07 Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under any Transaction Document. The decision of each Purchaser to purchase Purchased Shares pursuant to this Agreement has been made by such Purchaser independently of any other Purchaser and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company Entities which may have been made or given by any other Purchaser or by any agent or employee of any other Purchaser, and no Purchaser and none of its agents or employees shall have any liability to any other Purchaser (or any other Person) relating to or arising from any such information, materials, statements or opinions. The failure of any Purchaser to perform, or waiver by the Seller or Company, as applicable, of such performance, under any Transaction Document shall not excuse performance by any other Purchaser, the Seller or the Company, and the waiver by any Purchaser of performance of the Seller or the Company, as applicable, under any Transaction Document shall not excuse performance by the Seller or the Company, as applicable, with respect to any other Purchaser. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser acknowledges that no other Purchaser has acted as agent for such Purchaser in connection with making its investment hereunder and that no Purchaser will be acting as agent of such Purchaser in connection with monitoring its investment in the Purchased Shares or enforcing its rights under this Agreement or any other Transaction Document. Each Purchaser shall be entitled to independently protect and enforce its rights, including the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. It is expressly understood and agreed that each provision contained in this Agreement and any other Transaction Document is between the Seller or the Company, as applicable, and a Purchaser, solely, and not between the Company or the Seller, as applicable, and the Purchasers collectively and not between and among the Purchasers.

Section 2.08 Further Assurances. From time to time after the date hereof, without further consideration, the Seller shall use its commercially reasonable efforts to take, or cause to be taken, all actions necessary or appropriate to consummate the transactions contemplated by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE SELLER

The Seller represents and warrants to each Purchaser as follows:

Section 3.01 Existence, Qualification and Power. The Seller is (a) duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and (b) duly qualified or licensed to do business and is in good standing (to the extent such concept is applicable) in each jurisdiction where the character of the properties owned, leased or licensed by it or the nature of its business makes such qualification, licensing or good standing necessary, except where the failure to be so qualified or licensed or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Seller.

Section 3.02 Ownership of Securities. As of the Closing Date and immediately prior to the Closing, the Seller will be the sole record and beneficial owner of the Purchased Shares. On the Closing Date and immediately prior to the Closing, the Purchased Shares shall be free and clear of all Liens and restrictions on transfer, except for restrictions on transfer set forth in the Transaction Documents, the Newco Charter or imposed by applicable securities laws. Upon the Closing, the Seller will convey the Purchased Shares to the Purchasers, and Purchasers shall acquire good and marketable title to such Purchased Shares, free and clear of all Liens and restrictions on transfer, except for restrictions on transfer set forth in the Transaction Documents, the Newco Charter or imposed by applicable securities laws and those created by the Purchasers.

Section 3.03 Approvals. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person (each, a “Consent”), is necessary or required in connection with the sale of the Purchased Shares by the Seller, the execution, delivery and performance of this Agreement and the other Transaction Documents by the Seller and the consummation by the Seller of the transactions contemplated hereby or thereby, other than Consents (a) required by the Commission in connection with the Seller’s obligations under the Registration Rights Agreement, (b) required under the state securities or “blue sky” Laws, (c) that have been, or prior to the Closing Date will have been, duly obtained, taken, given or made and are in full force and effect, and (d) Consents, the failure of which to obtain or make would not reasonably be expected to have a Material Adverse Effect on the Seller.

Section 3.04 No Registration Required. Assuming the accuracy of the representations and warranties of the applicable Purchaser contained in ARTICLE V, the sale of the Purchased Shares to such Purchaser pursuant to this Agreement is exempt from registration requirements of the Securities Act, and neither the Seller, the Company nor, to the Seller’s or Company’s respective knowledge, any Person acting on its behalf, has taken nor will take any action hereafter that would cause the loss of such exemption.

Section 3.05 Litigation. There are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Seller, threatened or contemplated, at law, in equity, in arbitration or before any Governmental Authority, by or against the Seller or against any of its properties, assets, rights or revenues, or before or by any self-regulatory organization or other non-government regulatory authority, that would reasonably be expected to have a material adverse effect on the ability of the Seller to consummate the transactions contemplated hereby.

Section 3.06 No Conflicts. The sale by the Seller of the Purchased Shares, the application of the proceeds thereof, the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby by the Seller do not and will not (a) contravene the terms of any of the Seller’s Organizational Documents; (b) conflict with or result in any breach or contravention of, or the creation of any Lien under, or require any payment to be made under (i) any provision of any security sold by the Seller or of any agreement, instrument or other undertaking to which the Seller is a party or by which it or any of its property is bound or (ii) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which the Seller or its property is subject; or (c) violate any Law or any rule or regulation of any self-regulatory organization or other non-governmental regulatory authority, except in the case of clauses (b) and (c) for such violations which would not reasonably be expected, individually or in the aggregate, to have a material adverse effect on the ability of the Seller to consummate the transactions contemplated hereby.

Section 3.07 Authority; Enforceability.

(a) The execution, delivery and performance by the Seller of each the Transaction Documents have been duly authorized by all necessary limited liability company action. The Seller has all requisite power and authority to sell and deliver the Purchased Shares, in accordance with and upon the terms and conditions set forth in this Agreement. On or prior to the Closing Date, all action required to be taken by the Seller for the sale and delivery of the Purchased Shares, the execution and delivery of the Transaction Documents and the consummation of the transactions contemplated thereby shall have been validly taken.

(b) Each of the Transaction Documents has been or, when delivered hereunder, will have been, duly executed and delivered by the Seller. Each of the Transaction Documents constitutes, or will constitute, a legal, valid and binding obligation of the Seller, enforceable in accordance with its terms; provided that, with respect to each such agreement, the enforceability thereof may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws from time to time in effect affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (regardless of whether such principles are considered in a proceeding in equity or at law).

(c) Subject to the accuracy of the representations and warranties of each Purchaser set forth in ARTICLE V hereof, the Seller has taken all action necessary to exempt from the registration requirements of the Securities Act the sale of the Purchased Shares.

(d) As of the date of this Agreement, the Business Combination Agreement and the Debt Commitment Letter are in full force and effect and constitute the legal, valid and binding obligation of the Seller, as applicable, enforceable in accordance with its terms; provided that, with respect to each such agreement, the enforceability thereof may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws from time to time in effect affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (regardless of whether such principles are considered in a proceeding in equity or at law).

Section 3.08 Certain Fees. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchasers with respect to the sale of any of the Purchased Shares or the consummation of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Seller. The Seller agrees that it will indemnify and hold harmless the Purchasers from and against any and all claims, demands, or liabilities for broker’s, finder’s, placement, or other similar fees or commissions incurred by the Seller, or alleged to have been incurred by the Seller in connection with the sale of the Purchased Shares or the consummation of the transactions contemplated by this Agreement.

Section 3.09 No Side Agreements. Other than any agreements between Newco and TPG Improv Holdings, L.P., there are no binding agreements by, among or between the Seller or any of its Affiliates, on the one hand, and any Purchaser or any of its Affiliates, on the other hand, with respect to the transactions contemplated hereby other than the Transaction Documents.

Section 3.10 Material Information. As of the date of this Agreement, the sale of the Purchased Shares by the Seller is not prompted by any material information concerning the Amneal Business or the Company which is not set forth in the information provided prior to the date of this Agreement by the Seller to the Purchasers.

Section 3.11 Absence of Manipulation. The Seller has not, and to the Seller’s knowledge no one acting on its behalf has, taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Purchased Shares.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY

The Company, as of the Closing Date or as of such other date specified below, represents and warrants to the Purchasers as follows:

Section 4.01 Existence, Qualification and Power. Each of the Company Entities (a) is duly organized or formed, validly existing and, as applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization, (b) has all requisite power and authority and all requisite governmental licenses, authorizations, consents and approvals to (i) own or lease its assets and carry on its business and (ii) execute, deliver and perform its obligations under this Agreement to which it is a party, and (c) is duly qualified and is licensed and, as applicable, in good standing under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification or license; except in each case referred to in clause (b)(i) or (c), to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect.

Section 4.02 Capitalization and Valid Issuance of Securities.

(a) As of the date hereof, the authorized capital stock of the Company consists of (i) 150,000,000 shares of common stock, par value $0.01 per share, and (ii) 2,000,000 shares of preferred stock, par value $0.01 per share. As of October 13, 2017 (the “Capitalization Date”), (A) 74,413,801 Common Shares were issued and outstanding, (B) no shares of the Company’s preferred stock were issued and outstanding, (C) 243,729 Common Shares were issued and held in the Company’s treasury or otherwise owned by the Company or any of its Subsidiaries, (D) 1,719,444 Common Shares were reserved for issuance in connection with future grants of awards under the Company’s equity incentive plans (E) 3,368,198 Common Shares were reserved for issuance with respect to outstanding stock options issued under the Company’s equity incentive plans, and (F) 1,507,789 Common Shares were reserved for issuance under the Company’s stock purchase plan, as amended. Except as set forth in this Section 4.02(a) and except for changes since the close of business on the Capitalization Date resulting from the exercise of options to purchase Common Shares, as of the date of this Agreement, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. Except as set forth in this Section 4.02(a), as of the date hereof, there are no outstanding stock appreciation rights, rights to receive shares of Common Shares on a deferred basis or other rights that are linked to the value of Common Shares granted under the Company’s stock plans or otherwise. All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Company’s stock plans or stock purchase plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 4.02(a) and except for the Company’s $600,000,000 aggregate principal amount of 2.00% Convertible Senior Notes due 2022, as of the date hereof, there are no bonds, debentures, notes or other Indebtedness (as defined in the Business Combination Agreement) of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Common Shares may vote. Except as set forth in this Section 4.02(a) and except for the Company’s $600,000,000 aggregate principal amount of 2.00% Convertible Senior Notes due 2022, as of the date hereof (1) there are not issued, reserved for issuance or outstanding (A) any securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or voting securities of the Company or any of its Subsidiaries or (B) any warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or any obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company or any of its Subsidiaries and (2) there are not any outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. As of the date hereof, neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any such securities.

(b) As of the Closing Date, the Company has an authorized capitalization as set forth in the Registration Statement.

(c) The Purchased Shares have been, or prior to the Closing will be, duly and validly authorized and validly issued, fully paid and nonassessable, and shall be free and clear of all Liens and restrictions on transfer, except for restrictions on transfer set forth in the Transaction Documents, the Newco Charter or imposed by applicable securities laws.

(d) No Person is entitled to pre-emptive or similar statutory or contractual rights with respect to any securities of the Company Entities. There are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which any Company Entity is or may be obligated to issue any equity securities of any kind, other than options granted under the Company’s stock plans and prior stock plans. There are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among the Company and any of the securityholders of the Company relating to the securities of the Company held by them. Other than the Registration Rights Agreement or the Stockholders Agreement, no Person has the right to require the Company to register any securities of the Company under the Securities Act, whether on a demand basis or in connection with the registration of securities of the Company for its own account or for the account of any other Person. The sale of the Purchased Shares hereunder will not obligate the Company to issue Common Shares or other securities to any other Person (other than the Purchasers) and will not result in the adjustment of the exercise, conversion, exchange or reset price of any outstanding security. The Company does not have outstanding stockholder purchase rights or “poison pill” or any similar arrangement in effect giving any Person the right to purchase any equity interest in the Company upon the occurrence of certain events.

Section 4.03 Ownership of the Material Subsidiaries. All of the outstanding shares of capital stock or other equity interests of each Material Subsidiary owned directly or indirectly by the Company (a) have been validly issued and are fully paid and nonassessable, and (b) except as disclosed in the Company SEC Documents, are wholly-owned, directly or indirectly, by the Company, free and clear of all Liens, except for Liens under the Company’s existing debt arrangements and the debt arrangements contemplated by the Debt Commitment Letter and for restrictions on transferability in the Organizational Documents of such Material Subsidiary.

Section 4.04 Company SEC Documents; Information Provided to Purchasers. Since December 31, 2016, the Company’s forms, registration statements, reports, schedules and statements required to be filed by it under the Exchange Act have been filed with the Commission on a timely basis. The Company SEC Documents, at the time filed (or in the case of registration statements, solely on the dates of effectiveness), except (i) in the case of a Company SEC Document filed prior to the date hereof, to the extent corrected by a subsequent Company SEC Document filed prior to the date hereof, and (ii) in the case of a Company SEC Document filed on or after the date hereof, to the extent corrected by a subsequent Company SEC Document: (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made in the case of any such documents other than a registration statement, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. As of the date hereof, all disclosure (including any amendments, supplements and updates thereto) provided to the Purchasers regarding the Company and its Subsidiaries, their businesses and the transactions contemplated hereby furnished by or on behalf of the Company or any of its Subsidiaries (including the Company SEC Documents), taken as a whole, is true and correct in all material respects, in light of the circumstances in which they were made.

Section 4.05 Financial Statements.

(a) The historical financial statements (including the related notes) contained or incorporated by reference in the Company SEC Documents (i) comply in all material respects with the applicable accounting requirements under the Securities Act and the Exchange Act (except that certain supporting schedules are omitted), (ii) fairly present the financial condition of the Company and its Subsidiaries as of the dates thereof and their results of operations for the respective periods and (iii) have been prepared in accordance with GAAP consistently applied throughout the periods involved, in each case except to the extent disclosed therein. The other financial information of the Company Entities, including non-GAAP financial measures, if any, contained or incorporated by reference in the Company SEC Documents has been derived from the accounting records of the Company Entities, and fairly presents in all material respects the information purported to be shown thereby. Nothing has come to the attention of the Company that has caused it to believe that the statistical and market-related data included in the Company SEC Documents is not based on or derived from sources that are reliable and accurate in all material respects as of the date on which the applicable Company SEC Documents were filed.

(b) Since the date of the most recent balance sheet of the Company audited by the Company’s auditor, (i) the interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Company SEC Documents fairly presents the information called for in all material respects and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto in all material respects and (ii) to the best knowledge of the Company, the Company is not aware of any material weakness in, or fraud that involves management or other employees who have a significant role in, the Company’s internal controls over financial reporting.

Section 4.06 Independent Registered Public Accounting Firm. KPMG LLP, which has audited the financial statements contained or incorporated by reference in the Company SEC Documents, is an independent registered public accounting firm with respect to the Company within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States). KPMG LLP has not resigned or been dismissed as independent registered public accountants of the Company as a result of or in connection with any disagreement with the Company or any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

Section 4.07 No Material Adverse Effect. Since December 31, 2016, except as described in the Company SEC Documents (excluding any disclosures that are forward-looking in nature; and, solely for the purpose of the condition in Section 2.04(b), only Company SEC Documents filed prior to the date hereof shall be considered for the purpose of this Section 4.07), there has been no event or circumstance, either individually or in the aggregate, that has had a Material Adverse Effect.

Section 4.08 No Registration Required. Assuming the accuracy of the representations and warranties of the applicable Purchaser contained in ARTICLE V, the issuance and sale of the Purchased Shares by the Company to such Purchaser pursuant to this Agreement is exempt from registration requirements of the Securities Act, and neither the Company nor, to the Company’s knowledge, any Person acting on its behalf, has taken nor will take any action hereafter that would cause the loss of such exemption.

Section 4.09 No Restrictions or Registration Rights. Except under the Stockholders Agreement, the Newco Charter and the Restated Amneal LLC Operating Agreement (as defined in the Business Combination Agreement), there are no restrictions upon the voting or transfer of, any Common Shares arising under the Company’s Organizational Documents or the DGCL. Neither the offering nor sale of the Purchased Shares as contemplated by this Agreement gives rise to any rights for or relating to the registration of any Purchased Shares or other securities of the Company. The Company has not granted registration rights to any Person other than the Purchasers that would provide such Person priority over the Purchasers’ rights with respect to any piggyback registration.

Section 4.10 Litigation. Except as described in the Company SEC Documents (excluding any disclosures that are forward-looking in nature; and, solely for the purpose of the condition in Section 2.04(b), only Company SEC Documents filed prior to the date hereof shall be considered for the purpose of this Section 4.10), there are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Company or the Seller, as applicable, threatened or contemplated, at law, in equity, in arbitration or before any Governmental Authority, by or against any of the Company Entities or against any of their properties or revenues, or before or by any self-regulatory organization or other non-government regulatory authority (including, without limitation, the NYSE), that would reasonably be expected to have a Material Adverse Effect.

Section 4.11 Compliance . The Company, the Seller and each Subsidiary thereof is in compliance in all material respects with the requirements of all Laws (including without limitation, FDA Laws, Health Care Laws, privacy and data security Laws), organizational documents, Privacy Policies, government permits and government licenses, and any rule or regulation of any self-regulatory organization or other non-governmental regulatory authority (including, without limitation, the rules and regulations of the NYSE), and all orders, writs, injunctions and decrees applicable to it or to its properties, except in such instances in which (a) such requirement of Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted or (b) the failure to comply therewith, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Section 4.12 No Conflicts. The issuance by the Company of the Purchased Shares, the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby by each Company Entity do not and will not (a) contravene the terms of any of such Person’s Organizational Documents; (b) conflict with or result in any breach or contravention of, or the creation of any Lien under, or require any payment to be made under (i) any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound or (ii) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Person or its property is subject; or (c) violate any Law or any rule or regulation of any self-regulatory organization or other non-governmental regulatory authority (including, without limitation, the rules and regulations of the NYSE), except in the case of clauses (b) and (c) for such violations which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 4.13 Authority; Enforceability.

(a) The execution, delivery and performance by the Company of each the Transaction Documents have been duly authorized by all necessary corporate action. The Company has all requisite power and authority to issue the Purchased Shares. On or prior to the Closing Date, all action required to be taken by the Company for the authorization and issuance of the Purchased Shares, the execution and delivery of the Transaction Documents and the consummation of the transactions contemplated thereby shall have been validly taken. No approval from the holders of outstanding Common Shares is required under the Organizational Documents of the Company or the rules of the NYSE in connection with the Company’s issuance of the Purchased Shares to the Purchasers.

(b) Each of the Transaction Documents has been or, when delivered hereunder, will have been, duly executed and delivered by the Company. Each of the Transaction Documents constitutes, or will constitute, a legal, valid and binding obligation of the Company, enforceable in accordance with its terms; provided that, with respect to each such agreement, the enforceability thereof may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws from time to time in effect affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (regardless of whether such principles are considered in a proceeding in equity or at law).

(c) The Company has taken, or prior to Closing will take, all action reasonably necessary to exempt the Purchasers from the provisions of any stockholder rights plan or other “poison pill” arrangement, any anti-takeover, business combination or control share law or statute binding on the Company or to which the Company or any of its assets and properties may be subject and any provision of the Company’s Organizational Documents that is or would reasonably be expected to become applicable to the Purchasers as a result of the transactions contemplated hereby, including without limitation, the issuance of the Purchased Shares and the ownership, disposition or voting of the Purchased Shares by the Purchasers or the exercise of any right granted to the Purchasers pursuant to this Agreement or the other Transaction Documents.

(d) As of the date of this Agreement, the Business Combination Agreement and the Debt Commitment Letter are in full force and effect and constitute the legal, valid and binding obligation of the Company and its Subsidiaries, as applicable, enforceable in accordance with its terms; provided that, with respect to each such agreement, the enforceability thereof may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws from time to time in effect affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (regardless of whether such principles are considered in a proceeding in equity or at law).

Section 4.14 Approvals. No Consent is necessary or required in connection with the issuance of the Purchased Shares by the Company, the execution, delivery and performance of this Agreement and the other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby or thereby, other than Consents (a) required by the Commission in connection with the Company’s obligations under the Registration Rights Agreement, (b) required under the state securities or “blue sky” Laws, (c) that have been, or prior to the Closing Date will have been, duly obtained, taken, given or made and are in full force and effect, and (d) Consents, the failure of which to obtain or make would not reasonably be expected to have a Material Adverse Effect.

Section 4.15 Distribution Restrictions. No Company Entity is currently prohibited, or as a result of the transactions contemplated by this Agreement, will be prohibited, directly or indirectly, from making distributions with respect to its equity securities, from repaying to any other Company Entity any loans or advances or from transferring any property or assets to the Company or any other Company Entity, except as described in the Company’s most recent Annual Report on Form 10-K or as contemplated by the Debt Commitment Letter with respect to the debt facilities committed thereby.

Section 4.16 Investment Company Status. None of the Company Entities is, and immediately after the issuance and sale of the Purchased Shares hereunder and the application of the net proceeds from such issuance and sale and the consummation of the Merger, none of the Company Entities will be, required to be registered as an “investment company” under the Investment Company Act of 1940, as amended.

Section 4.17 Certain Fees. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchasers with respect to the sale of any of the Purchased Shares or the consummation of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Company Entities. The Company agrees that it will indemnify and hold harmless the Purchasers from and against any and all claims, demands, or liabilities for broker’s, finder’s, placement, or other similar fees or commissions incurred by the Seller or the Company Entities, or alleged to have been incurred by the Seller or the Company Entities in connection with the sale of the Purchased Shares or the consummation of the transactions contemplated by this Agreement.

Section 4.18 Insurance. The properties of the Company and its Subsidiaries are insured with financially sound and reputable insurance companies not Affiliates of the Company, in such amounts with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the Company or the applicable Subsidiary operates.

Section 4.19 Internal Controls. Except as described in the Company SEC Documents, the Company Entities, taken as a whole, maintain a system of internal accounting controls sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management’s general or specific authorization, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (c) access to assets is permitted only in accordance with management’s general or specific authorization and (d) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (ii) internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and such internal control over financial reporting is effective.

Section 4.20 Disclosure Controls and Procedures. (a) To the extent required by Rule 13a-15 under the Exchange Act, each of the Company Entities has established and maintains disclosure controls and procedures (to the extent required by and as such term is defined in Rule 13a-15(e) under the Exchange Act), (b) such disclosure controls and procedures are designed to provide reasonable assurance that that the information required to be disclosed by the Company in the reports to be filed or submitted under the Exchange Act is accumulated and communicated to management of the Company, as appropriate, to allow timely decisions regarding required disclosure to be made and (c) to the extent required by Rule 13a-15 under the Exchange Act, such disclosure controls and procedures are effective in all material respects to perform the functions for which they were established.

Section 4.21 Sarbanes-Oxley. The Company is in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

Section 4.22 Listing and Maintenance Requirements. As of the Closing Date, the Common Shares (other than the Class B-1 Common Stock) will be listed on the NYSE, and the Company has not received any notice of, nor taken any action designed to, or likely to have the effect of, delisting; the Company is in compliance in all material respects with the listing and listing maintenance requirements of the NYSE applicable to it for the continued trading of its Common Shares (other than the Class B-1 Common Stock) on the NYSE. The issuance of the Purchased Shares does not contravene NYSE rules and regulations.

Section 4.23 ERISA Compliance.

(a) Each Plan of the Company Entities is in compliance in all material respects with the applicable provisions of ERISA, the Code and other federal or state Laws. Each Plan of the Company Entities that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service to the effect that the form of such Plan is qualified under Section 401(a) of the Code and the trust related thereto has been determined by the Internal Revenue Service to be exempt from federal income tax under Section 501(a) of the Code, or an application for such a letter is currently being processed by the Internal Revenue Service. To the best knowledge of the Seller and the Company, nothing has occurred that would prevent or cause the loss of, such tax-qualified status.

(b) There are no pending or, to the best knowledge of the Seller or the Company, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan of the Amneal Business, the Company or any of their Subsidiaries, respectively, that could reasonably be expected to have a Material Adverse Effect. There has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Plan of the Amneal Business, the Company or any of their Subsidiaries that has resulted or could reasonably be expected to result in a Material Adverse Effect.

(c) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect, (i) no ERISA Event has occurred, and none of the Amneal Business, the Company or any of their Subsidiaries nor any ERISA Affiliate is aware of any fact, event or circumstance that could reasonably be expected to constitute or result in an ERISA Event with respect to any Pension Plan of the Amneal Business, the Company or any of their Subsidiaries; (ii) the Amneal Business, the Company or any of their Subsidiaries and each ERISA Affiliate have met all applicable requirements under the Pension Funding Rules in respect of each Pension Plan of Amneal Business, the Company or any of their Subsidiaries, respectively, and no waiver of the minimum funding standards under the Pension Funding Rules has been applied for or obtained; (iii) as of the most recent valuation date for any Pension Plan of the Amneal Business, the Company or any of their Subsidiaries, the funding target attainment percentage (as defined in Section 430(d)(2) of the Code) is 60% or higher and none of Amneal Business, the Company or any of their Subsidiaries nor any ERISA Affiliate knows of any facts or circumstances that could reasonably be expected to cause the funding target attainment percentage for any such plan to drop below 60% as of the most recent valuation date; (iv) none of Amneal Business, the Company or any of their Subsidiaries nor any ERISA Affiliate has incurred any liability to the PBGC other than for the payment of premiums, and there are no premium payments which have become due that are unpaid; (v) none of Amneal Business, the Company or any of their Subsidiaries nor any ERISA Affiliate has engaged in a transaction that could be subject to Section 4069 or Section 4212(c) of ERISA; and (vi) no Pension Plan of the Amneal Business, the Company or any of their Subsidiaries has been terminated by the plan administrator thereof nor by the PBGC, and no event or circumstance has occurred or exists that could reasonably be expected to cause the PBGC to institute proceedings under Title IV of ERISA to terminate any Pension Plan of the Amneal Business, the Company or any of their Subsidiaries.

(d) None of the Amneal Business, the Company or any of their Subsidiaries or any ERISA Affiliate maintains or contributes to, or has any unsatisfied obligation to contribute to, or liability under, any active or terminated Pension Plan.

(e) With respect to each scheme or arrangement mandated by a government other than the United States (a “Foreign Government Scheme or Arrangement”) and with respect to each employee benefit plan maintained or contributed to by the Amneal Business, the Company or any Subsidiary thereof that is not subject to United States Law (a “Foreign Plan”):

(i) any employer and employee contributions required by Law or by the terms of any Foreign Government Scheme or Arrangement or any Foreign Plan have been made, or, if applicable, accrued, in accordance with normal accounting practices;

(ii) the fair market value of the assets of each funded Foreign Plan, the liability of each insurer for any Foreign Plan funded through insurance or the book reserve established for any Foreign Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such Foreign Plan according to the actuarial assumptions and valuations most recently used to account for such obligations in accordance with applicable generally accepted accounting principles; and

(iii) each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

Section 4.24 Labor Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (1) there are no strikes or other labor disputes against any of the Amneal Business or the Company Entities pending or, to the knowledge of the Seller or the Company Entities, as applicable, threatened and (2) hours worked by and payment made based on hours worked to employees of each of the Amneal Business or the Company Entities have not been in violation of the Fair Labor Standards Act or any other applicable Laws dealing with wage and hour matters.

Section 4.25 Intellectual Property; Licenses, Etc. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, (i) the Amneal Business, the Company and their Subsidiaries exclusively own their material proprietary Intellectual Property that they own or purport to own, free and clear of all Liens, and own or have a valid right to use, all other Intellectual Property necessary for the operation of their respective businesses as currently conducted, (ii) each employee, contractor or consultant that has invented, created or reduced to practice any material Intellectual Property on behalf of the Company Entities, ownership of which does not vest in the Amneal Business, the Company or their Subsidiaries by operation of Law, has signed a written agreement assigning or granting valid rights to use such Intellectual Property to the Amneal Business, Company or their Subsidiaries, as applicable, (iii) the operation of the respective businesses of the Amneal Business, the Company and their Subsidiaries as currently conducted does not infringe upon, misuse, misappropriate or violate any Intellectual Property rights held by any Person and there is no written claim or written notice alleging same, received within the past three (3) years (including offers to take a license or cease and desist letters), (iv) no Person is infringing the Intellectual Property owned by the Amneal Business, the Company or any of their Subsidiaries, (v) the Amneal Business, the Company and their Subsidiaries have taken reasonable actions to protect the security, continuous operation and integrity of their systems, networks and software (and all data contained therein) used in the operation of their respective businesses, and (vi) there have been no material security breaches, unauthorized access to, outages or violations of any of the foregoing in part (iv).

Section 4.26 Ownership of Property; Liens. Each of the Amneal Business, the Company and their Subsidiaries have good and valid record title in fee simple to, or valid leasehold interests in, or easements or other limited property interests in, all real property necessary in the ordinary conduct of its business, free and clear of all Liens except for (i) Liens that do not materially affect the value of such property and do not materially interfere with the use made or proposed to be made of such property by the Amneal Business or the Company Entities, (ii) Liens as are described in the Company SEC Documents, (iii) Liens under the Company’s existing debt arrangements and the debt arrangements contemplated by the Debt Commitment Letter, (iv) restrictions on transferability in the Organizational Documents of such Material Subsidiary and (v) except where the failure to have such title or other interest would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.27 Environmental Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Amneal Business, the Company and their Subsidiaries are in compliance with all, and have not violated any, applicable Environmental Laws (including having obtained all Environmental Permits) and (b) none of the Company, the Amneal Business or any their Subsidiaries has received notice of or is subject to any pending, or to the knowledge of the Seller or the Company, as applicable, threatened Environmental Claim or any other Environmental Liability or is aware of any basis for any Environmental Liability.

(b) None of the Amneal Business, the Company or their Subsidiaries has used, released, treated, stored, transported or disposed of Hazardous Materials, at or from any currently or formerly owned or operated real estate or facility relating to its business, in a manner that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.28 Tax Returns; Taxes. The Amneal Business, the Company and their Subsidiaries have filed all Federal, state and other material Tax returns and reports required to be filed, and have paid all Taxes, assessments, fees and other governmental charges levied or imposed upon them or their properties, income or assets otherwise due and payable and before they have become delinquent, except those which are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with GAAP. As of the date hereof, no Tax Lien has been filed against the Amneal Business, the Company, any of their Subsidiaries, or any assets of the Amneal Business, the Company, any of their Subsidiaries that could reasonably be expected to have a Material Adverse Effect. There is no proposed tax assessment against the Amneal Business, the Company or any Subsidiary that would, if made, have a Material Adverse Effect on the Company. None of the Amneal Business, the Company nor any of their Subsidiaries is party to any tax sharing agreement. The charges, accruals and reserves on the books of the Amneal Business, the Company and any of their Subsidiaries in respect of Federal, state or other Taxes for all fiscal periods are adequate and in accordance with GAAP.

Section 4.29 Required Disclosures and Descriptions. There are no legal or governmental actions, suits or proceedings (including an audit or examination by any taxing authority) pending or, to the knowledge of the Seller or the Company Entities, as applicable, threatened, against any of the Company Entities, or to which any of the Company Entities is a party, or to which any of their respective properties is subject, that are required to be described in the Company SEC Documents but are not described as required, and there are no Contracts that are required to be described in the Company SEC Documents or to be filed as an exhibit to the Company SEC Documents that are not described or filed as required by the Securities Act or the Exchange Act.

Section 4.30 Shell Company Status. The Company is not, and has never been, an issuer identified in Rule 144(i)(1).

Section 4.31 USA PATRIOT Act, Anti-Corruption Laws and Sanctions. Each of the Amneal Business, the Company and each of their respective Subsidiaries, officers, directors, employees and agents has during the last five (5) years complied with (a) Sanctions, (b) the USA PATRIOT Act, and (c) Anti-Corruption Laws. Each of the Amneal Business and Company has implemented and maintains in effect policies and procedures designed to ensure compliance by the Amneal Business, the Company, their respective Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions. None of (a) the Amneal Business, the Company, any of their respective Subsidiaries or any of their respective directors, officers or employees, or (b) to the knowledge of the Seller, any agent of the Amneal Business or any of its Subsidiaries that will act in any capacity in connection with or benefit from the transactions contemplated by this Agreement, is a Sanctioned Person. None of (a) the Company, any of its Subsidiaries or any of their respective directors, officers or employees, or (b) to the knowledge of the Company, any agent of the Company or any of its Subsidiaries that will act in any capacity in connection with or benefit from the transactions contemplated by this Agreement, is a Sanctioned Person. No use of proceeds or other transaction contemplated by this Agreement will be used (a) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws, (b) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country, or (c) in any manner that would violate any Anti-Corruption Laws or Sanctions applicable to any party hereto.

Section 4.32 OFAC Representation. Neither the Company nor any Subsidiary of the Company nor, to the knowledge of the Company, any director, officer, agent, employee, or person acting on behalf of the Company or any Subsidiary of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and the Company will not directly or indirectly use the proceeds of the sale of the Purchased Shares, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, towards any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

Section 4.33 Money Laundering Laws The operation of each of the Company and any Subsidiary of the Company are and have been conducted at all times in compliance with the money laundering statues of applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable governmental agency (collectively, the “Money Laundering Laws”), and no action suit or proceeding by or before any court of governmental agency, authority or body or any arbitrator involving the Company and/or any Subsidiary of the Company with respect to the Money Laundering Laws is pending, or to the Company’s knowledge, threatened.

Section 4.34 No Directed Selling Efforts or General Solicitation. None of the Company, the Seller nor any Person acting on behalf of any of them has conducted any general solicitation or general advertising (as those terms are used in Regulation D of the Securities Act) in connection with the offer or sale of any of the Purchased Shares.

Section 4.35 No Integrated Offering. None of the Company, the Seller or any of their respective Affiliates, nor any Person acting on behalf of any them has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any security, under circumstances that would adversely affect reliance by the Company on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the Purchased Shares under the Securities Act.

Section 4.36 No Side Agreements. Other than any agreements between or among Newco and any of TPG Improv Holdings, L.P. or its Affiliates, there are no binding agreements by, among or between the Company or any of its Affiliates, on the one hand, and any Purchaser or any of its Affiliates, on the other hand, with respect to the transactions contemplated hereby other than the Transaction Documents.

Section 4.37 Absence of Manipulation. The Company has not, and to the Company’s knowledge no one acting on its behalf has, taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Purchased Shares.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF THE PURCHASERS

Each of the Purchasers, severally as to itself but not jointly, represents and warrants to the Seller as follows:

Section 5.01 Existence. Such Purchaser is duly organized and validly existing and in good standing under the Laws of its jurisdiction of organization or formation, with all necessary power and authority to own and operate its properties and to conduct its business as currently conducted.

Section 5.02 Authorization, Enforceability. Such Purchaser has all necessary corporate, limited liability company, trust or partnership power and authority to execute, deliver and perform its obligations under the Transaction Documents to which it is a party. The execution, delivery and performance of such Transaction Documents by such Purchaser and the consummation by it of the transactions contemplated thereby have been duly and validly authorized by all necessary legal action, and no further consent or authorization of such Purchaser or any other Person is required. Each of the Transaction Documents to which such Purchaser is a party has been duly executed and delivered by such Purchaser, where applicable, and constitutes a legal, valid and binding obligation of such Purchaser; provided that, with respect to each such agreement, the enforceability thereof may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws from time to time in effect affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (regardless of whether such principles are considered in a proceeding in equity or at law).

Section 5.03 No Breach. The execution, delivery and performance of the Transaction Documents to which such Purchaser is a party by such Purchaser and the consummation by such Purchaser of the transactions contemplated thereby will not (a) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any material agreement to which such Purchaser is a party or by which such Purchaser is bound or to which any of the property or assets of such Purchaser is subject, (b) conflict with or result in any violation of the provisions of the Organizational Documents of such Purchaser, or (c) violate any Law of any Governmental Authority or body having jurisdiction over such Purchaser or the property or assets of such Purchaser, except in the case of clauses (a) and (c), for such conflicts, breaches, violations or defaults as would not prevent the consummation of the transactions contemplated by such Transaction Documents.

Section 5.04 Certain Fees. No fees or commissions are or will be payable by such Purchaser to brokers, finders or investment bankers with respect to the purchase of any of the Purchased Shares or the consummation of the transactions contemplated by this Agreement, except for fees or commissions for which none of the Seller or the Company Entities is responsible.

Section 5.05 Unregistered Securities.

(a) Accredited Purchaser Status; Sophisticated Purchaser. Such Purchaser is (A) an “accredited investor” within the meaning of Rule 501(a) (1), (2), (3) or (7) under the Securities Act, as amended, or (B) (i) a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act, as amended; (ii) an Institutional Account as defined in FINRA Rule 4512(c); and (iii) a sophisticated institutional investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, including such

Purchaser’s participation in the transactions contemplated hereby. Such Purchaser has determined based on its own independent review and such professional advice as it deems appropriate that its purchase of the Purchased Shares and participation in the transactions contemplated hereby (1) are fully consistent with its financial needs, objectives and condition, (2) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to such Purchaser, (3) have been duly authorized and approved by all necessary action, (4) do not and will not violate or constitute a default under such Purchaser’s charter, by-laws or other constituent document or under any law, rule, regulation, agreement or other obligation by which it is bound and (5) are a fit, proper and suitable investment for such Purchaser, notwithstanding the substantial risks inherent in investing in or holding the Purchased Shares. Such Purchaser is able to bear the substantial risks associated with its purchase of the Purchased Shares, including but not limited to loss of its entire investment therein.

(b) Information. Such Purchaser and its Representatives have (i) received, reviewed and understood the offering materials made available to it in connection with the transactions contemplated hereby, (ii) had the opportunity to ask questions of and receive answers from the Seller and the Company directly, (iii) conducted and completed its own independent due diligence with respect to the transactions contemplated hereby and (iv) been furnished with all materials relating to the businesses, finances and operations of the Amneal Business and the Company that have been requested and materials relating to the offer and sale of the Purchased Shares that have been requested by such Purchaser. In connection with such Purchaser’s investigation of the Amneal Business, the Company and their businesses and operations, such Purchaser and its Representatives have received and, after the date hereof but prior to Closing, may receive, from the Seller or the Company certain projections and other forecasts for the Amneal Business, the Company or the Company Entities and certain estimates, plans and budget information, and other forward-looking information. Such Purchaser acknowledges and agrees that (a) there are uncertainties inherent in attempting to make such projections, forecasts, estimates, plans, budgets and other forward-looking statements, (b) such Purchaser is familiar with such uncertainties and (c) such Purchaser is taking full responsibility for making its own evaluations of the adequacy and accuracy of all estimates, projections, forecasts, plans, budgets and other forward-looking statements so furnished to it or its Representatives. Such Purchaser acknowledges that it has not received financial statements of the Amneal Business prepared or audited in accordance with the rules of the Public Company Accounting Oversight Board and that such Purchaser has not received pro forma financial information prepared in accordance with SEC rules relating to the Merger, including the related financing, and that audited financial statements of the Amneal Business prepared in accordance with the rules of the Public Company Accounting Oversight Board and pro forma financial information reflecting such transactions prepared in accordance with SEC rules, when prepared and filed with the SEC, could differ materially from the information regarding such business and such transactions that such Purchaser has received. Based on such information as such Purchaser has deemed appropriate and without reliance upon the Agent in and of itself, such Purchaser has independently made its own judgment concerning the Company and the Amneal Business and their businesses, operations and prospects and analysis and decision to enter into this Agreement and the transactions contemplated hereby. Except for the representations, warranties and agreements of the Seller and the Company expressly set forth in this Agreement, such Purchaser is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice it deems appropriate) with respect to the transactions contemplated hereby, the Purchased Shares and the businesses, condition (financial and otherwise), management, operations, properties and prospects of the Amneal Business and the Company, including but not limited to all business, legal, regulatory, accounting, credit and tax matters. Neither any inquiries nor any other due diligence investigations conducted at any time by such Purchasers and its Representatives shall modify, amend or affect such Purchasers’ right (i) to rely on the representations and warranties contained in the Agreement and other Transaction Documents or (ii) to indemnification or any other remedy based on, or with respect to the accuracy or inaccuracy of, or compliance with, the representations, warranties, covenants and agreements in any Transaction Document. Such Purchaser understands that its purchase of the Purchased Shares involves a high degree of risk. Such Purchaser has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Purchased Shares.

(c) Residency. Such Purchaser shall cooperate reasonably with the Seller to provide any information necessary for any applicable securities filings.

(d) Legends. Such Purchaser understands that, until such time a registration statement registering the Purchased Shares has become effective, or the Purchased Shares are eligible for resale pursuant to Rule 144 promulgated under the Securities Act without any restriction as to the number of securities as of a particular date that can then be immediately sold, the Purchased Shares will bear a restrictive legend substantially as follows: “The securities represented hereby have not been registered with the Securities and Exchange Commission or the securities commission of any state in reliance upon an exemption from registration under the Securities Act of 1933, as amended, and, accordingly, may not be transferred unless (i) such securities have been registered for sale pursuant to the Securities Act of 1933, as amended, (ii) such securities are sold pursuant to Rule 144, or (iii) the Company has received an opinion of counsel reasonably satisfactory to it that such transfer may lawfully be made without registration under the Securities Act of 1933, as amended.” Additionally, if required by the authorities of any state in connection with the issuance or sale of the Purchased Shares, the Purchased Shares shall bear the legend required by such state authority.

(e) Purchase Representation. Such Purchaser is acquiring its entire beneficial ownership interest in the Purchased Shares for its own account for investment purposes only and not with a view to any distribution of the Purchased Shares in any manner that would violate the securities laws of the United States or any other jurisdiction. Such Purchaser has been advised and understands that the Purchased Shares have not been registered under the Securities Act, the “blue sky” laws of any jurisdiction or the laws of any other jurisdiction and may be resold only if registered pursuant to the provisions of the Securities Act (or if eligible, pursuant to the provisions of Rule 144 promulgated under the Securities Act or pursuant to another available exemption from the registration requirements of the Securities Act) and in compliance with the restrictions on transfer set forth in the Transaction Documents. Such Purchaser has been advised and understands that the Seller, in selling the Purchased Shares, is relying upon, among other things, the representations and warranties of such Purchaser contained in this ARTICLE V in concluding that such issuance is a “private offering” and is exempt from the registration provisions of the Securities Act.

(f) Rule 144. Such Purchaser understands that the Purchased Shares must be held indefinitely unless and until the Purchased Shares are registered under the Securities Act or an exemption from registration is available. Such Purchaser has been advised of and is aware of the provisions of Rule 144 promulgated under the Securities Act.

(g) Reliance by the Seller. Such Purchaser understands that the Purchased Shares are being offered and sold in reliance on a transactional exemption from the registration requirements of federal and state securities Laws and that the Seller is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of such Purchaser set forth herein in order to determine the applicability of such exemptions and the suitability of such Purchaser to acquire the Purchased Shares.

Section 5.06 Sufficient Funds. Such Purchaser will have available to it at the Closing sufficient funds to enable such Purchaser to pay in full at the Closing the entire amount of such Purchaser’s Funding Obligation in immediately available cash funds.

Section 5.07 No Prohibited Trading. From such time as such Purchaser was first contacted by the Company or any other Person acting on behalf of the Company regarding the transactions contemplated hereby until the first public announcement of the execution of this Agreement, such Purchaser has not (a) offered, sold, contracted to sell, sold any option or contract to purchase, purchased any option or contract to sell, granted any option, right or warrant to purchase, lent, or otherwise transferred or disposed of, directly or indirectly, any of the Purchased Shares or (b) directly or indirectly engaged in any Short Sales or other derivative or hedging transactions with respect to Common Shares, including by means of any swap or other transaction or arrangement that transfers or that is designed to, or that might reasonably be expected to, result in the transfer to another, in whole or in part, of any of the economic consequences of ownership of any Purchased Shares, regardless of whether any transaction described in this Section 5.07 is to be settled by delivery of Common Shares or other securities, in cash or otherwise. For the avoidance of doubt, nothing in this Section 5.07 shall preclude any actions described in clauses (a) or (b) above following the first public announcement of the execution of this Agreement. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Purchased Shares covered by this Agreement.

Section 5.08 No General Solicitation. Such Purchaser did not learn of the investment in the Purchased Shares as a result of any general solicitation or general advertising.

Section 5.09 No Reliance. Such Purchaser hereby acknowledges and agrees that (a) the Agent is acting solely as placement agent in connection with the transactions contemplated hereby and is not acting as underwriter or in any other capacity and is not and shall not be construed as a fiduciary for such Purchaser, the Seller, the Company or any other person or entity in connection with the transactions contemplated hereby, (b) the Agent has not made and will not make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation in connection with the transactions contemplated hereby, (c) the Agent will have no responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the transactions contemplated hereby or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Seller, the Company or the transactions contemplated hereby, and (d) the Agent shall have no liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such Purchaser, the Seller, the Company or any other person or entity), whether in contract, tort or otherwise, to such Purchaser, or to any person claiming through such Purchaser, in respect of the transactions contemplated hereby.

Section 5.10 No Side Agreements. Other than any agreements between or among Newco and any of TPG Improv Holdings, L.P. or its Affiliates, there are no binding agreements by, among or between such Purchaser or any of its Affiliates, on the one hand, and the Seller or any of its Affiliates, on the other hand, with respect to the transactions contemplated hereby other than the Transaction Documents.

ARTICLE VI

COVENANTS

Section 6.01 Cooperation; Further Assurances. The Seller shall use its commercially reasonable efforts to obtain all approvals and consents required by or necessary to consummate the transactions contemplated by this Agreement and the other Transaction Documents. The Seller agrees to execute and deliver all such documents or instruments, to take all commercially reasonable action and to do all other commercially reasonable things it determines to be necessary, proper or advisable under applicable Laws and regulations or as otherwise reasonably requested by the Purchasers to consummate the transactions contemplated by this Agreement.

Section 6.02 Pre-Closing Covenants.

(a) Prior to the Merger, the Seller shall comply, and cause the Amneal Business to comply, as applicable, with Sections 5.01(b)(i), (ii) and (vii) of the Business Combination Agreement.

(b) Prior to the Merger, the Seller shall use its reasonable best efforts to enforce its rights under, Sections 5.01(a)(i), (ii), (iii) and (vii) of the Business Combination Agreement and Section 5.2 (and including registration of resale of the Purchased Shares) of the Stockholders Agreement.

Section 6.03 Integration. The Seller and the Company shall not, and shall use their respective commercially reasonable efforts to ensure that no Affiliate of the Seller or the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that will be integrated with the offer or sale of the Purchased Shares in a manner that would require the registration under the Securities Act of the sale of the Purchased Shares to the Purchasers, or that will be integrated with the offer or sale of the Purchased Shares for purposes of the rules and regulations of any trading market such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction..

Section 6.04 Company Joinder. The Seller shall, concurrently with and conditioned upon the Closing, cause the Company to execute a joinder to this Agreement substantially in the form attached hereto as Exhibit B whereby the Company shall be bound by the obligations, agreements and acknowledgements of the Company and of the Seller with respect to the Company, the Company Entities and the Company’s Subsidiaries hereunder and jointly bound by the Seller’s obligations, agreements and acknowledgments hereunder, mutatis mutandis; provided that the Seller shall continue to be bound by such obligations, agreements and acknowledgements of the Seller.

Section 6.05 Company Lock-Up . The Seller shall, concurrently with and conditioned upon the Closing, cause the Company to execute the Company Lock-Up.

ARTICLE VII

INDEMNIFICATION, COSTS AND EXPENSES

Section 7.01 Indemnification by the Seller and the Company. The Seller (solely with respect to its representations in Article III) and the Company (solely with respect to its representations in Article IV) each agrees to indemnify (with respect to Section 7.01(a)), the Seller agrees to indemnify (with respect to Section 7.01(b)) and the Company agrees to indemnify (with respect to Section 7.01(c)), each Purchaser and its Affiliates and Representatives (collectively, “Purchaser Related Parties”) from costs, losses, liabilities, damages or expenses of any kind or nature whatsoever, and hold each of them harmless against, any and all actions, suits, proceedings (including any investigations, litigation or inquiries), demands and causes of action, and, in connection therewith, promptly upon demand, pay or reimburse each of them for all costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever (including the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them), whether or not involving a Third-Party Claim, as a result of, arising out of, or in any way related to (a) the failure of any of the representations or warranties made by the Seller (subject to the limitations set forth in the parentheticals above) or the Company (subject to the limitations set forth in the parentheticals above) contained herein to be true and correct in all material respects (other than those representations and warranties contained in Section 3.01, Section 3.02, Section 3.07(a), Section 3.07(b), Section 3.07(c), Section 3.07(d), Section 3.08, Section 3.09, Section 4.01, Section 4.02, Section 4.13(a), Section 4.13(b), Section 4.13(c) or Section 4.17 or other representations and warranties that are qualified by materiality or Material Adverse Effect, which, in each case, shall be true and correct in all respects) when made and as of the Closing Date (except for any representations and warranties made as of a specific date, which shall be required to be true and correct as of such date only), (b) the breach of any covenants of the Seller contained herein or (c) the breach of any of the covenants of the Company contained herein; provided that, in the case of the immediately preceding clause (a), such claim for indemnification is made prior to the expiration of the survival period of such representation or warranty; provided, further, that for purposes of determining when an indemnification claim has been made, the date upon which a Purchaser Related Party shall have given notice (stating in reasonable detail the basis of the claim for indemnification to the extent known) to the Seller and, as applicable, the Company shall constitute the date upon which such claim has been made; and provided, further, that the aggregate liability of the Seller and the Company to each Purchaser pursuant to this Section 7.01 shall not be greater in amount than such Purchaser’s Funding Obligation, and the aggregate liability of the Seller and the Company to all Purchasers pursuant to this Section 7.01 shall not exceed the Total Funding Obligation. No Purchaser Related Party shall be entitled to recover special, indirect, incidental, consequential, exemplary, lost profits, speculative or punitive damages under this Section 7.01; provided, however, that such limitation shall not prevent any Purchaser Related Party from recovering under this Section 7.01 for any such damages to the extent that such damages are in the form of diminution in value or are payable to a third party in connection with any Third Party Claims.

Section 7.02 Indemnification Procedure.

(a) A claim for indemnification for any matter not involving a Third-Party Claim may be asserted by notice to the party from whom indemnification is sought; provided, however, that failure to so notify the indemnifying party shall not preclude the indemnified party from any indemnification which it may claim in accordance with this ARTICLE VII, except as otherwise provided in Section 7.01.

(b) Promptly after any Purchaser Related Party (hereinafter, the “Indemnified Party”) has received notice of any indemnifiable claim hereunder, or the commencement of any action, suit or proceeding by a third person, which the Indemnified Party believes in good faith is an indemnifiable claim under this Agreement (each a “Third-Party Claim”), the Indemnified Party shall give the indemnitors hereunder (collectively, the “Indemnifying Party”) written notice of such Third-Party Claim, but failure to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability it may have to such Indemnified Party hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure. Such notice shall state the nature and the basis of such Third-Party Claim to the extent then known. The Indemnifying Party shall have the right to defend and settle, at its own expense and by its own counsel who shall be reasonably acceptable to the Indemnified Party, any such matter as long as the Indemnifying Party pursues the same diligently and in good faith. If the Indemnifying Party undertakes to defend or settle, it shall promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate with the Indemnifying Party and its counsel in all commercially reasonable respects in the defense thereof and the settlement thereof. Such cooperation shall include, but shall not be limited to, furnishing the Indemnifying Party with any books, records and other information reasonably requested by the Indemnifying Party and in the Indemnified Party’s possession or control. Such cooperation of the Indemnified Party shall be at the cost of the Indemnifying Party. After the Indemnifying Party has notified the Indemnified Party of its intention to undertake to defend or settle any such asserted liability, and for so long as the Indemnifying Party diligently pursues such defense, the Indemnifying Party shall not be liable for any additional legal expenses incurred by the Indemnified Party in connection with any defense or settlement of such asserted liability; provided, however, that the Indemnified Party shall be entitled (i) at its expense, to participate in the defense of such asserted liability and the negotiations of the settlement thereof and (ii) if (A) the Indemnifying Party has failed to assume the defense or employ counsel reasonably acceptable to the Indemnified Party or (B) if the defendants in any such action include both the Indemnified Party and the Indemnifying Party and counsel to the Indemnified Party shall have concluded that there may be reasonable defenses available to the Indemnified Party that are different from or in addition to those available to the Indemnifying Party or if the interests of the Indemnified Party reasonably may be deemed to conflict with the interests of the Indemnifying Party, then the Indemnified Party shall have the right to select a separate counsel and to assume such legal defense and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the Indemnifying Party as incurred. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not settle any indemnified claim without the consent of the Indemnified Party, unless the settlement thereof imposes no liability or obligation on, and includes a complete release from liability of, and does not include any admission of wrongdoing or malfeasance by, the Indemnified Party.

Section 7.03 Tax Matters. All indemnification payments under this ARTICLE VII shall be treated as adjustments to the applicable Purchaser’s Funding Obligation for Tax purposes except as otherwise required by applicable Law.

ARTICLE VIII

TERMINATION

Section 8.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Seller and a Purchaser, with respect to itself but not any other Purchaser;

(b) by written notice from either the Seller or a Purchaser, with respect to itself but not any other Purchaser, if any Governmental Authority with lawful jurisdiction shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the transactions contemplated by the Transaction Documents and such order, decree, ruling or other action is or shall have become final and nonappealable;

(c) by written notice from either the Seller or a Purchaser, with respect to itself but not any other Purchaser, if the Business Combination Agreement is terminated for any reason or is amended in a manner which makes the conditions in Section 2.04(c) or Section 2.05(b) impossible to satisfy; or

(d) by written notice from a Purchaser, with respect to itself but not any other Purchaser, if the Closing does not occur by 11:59 p.m. New York time on the Drop-Dead Date; provided, however, that no party may terminate this Agreement pursuant to this Section 8.01(d) if such party is, at the time of providing such written notice, in breach of any of its obligations under this Agreement in a manner that would cause a condition set forth in Section 2.04(c) or Section 2.05(b) (as applicable) not to be satisfied.

Section 8.02 Certain Effects of Termination. In the event that this Agreement is terminated pursuant to Section 8.01, this Agreement shall become null and void and have no further force or effect, but the parties shall not be released from any liability arising from or in connection with any breach hereof occurring prior to such termination.

ARTICLE IX

MISCELLANEOUS

Section 9.01 Expenses. All costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the Transaction Documents and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses.

Section 9.02 Interpretation. Article, Section, Schedule and Exhibit references in this Agreement are references to the corresponding Article, Section, Schedule or Exhibit to this Agreement, unless otherwise specified. All Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof as if set forth in full herein and are an integral part of this Agreement. All references to instruments, documents, Contracts and agreements are references to such instruments, documents, Contracts and agreements as the same may be amended, supplemented and otherwise modified from time to time, unless otherwise specified. The word “including” shall mean “including but not limited to” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it. Any reference in this Agreement to “$” shall mean U.S. dollars. Whenever any determination, consent or approval is to be made or given by any party to this Agreement, such action shall be in such party’s sole discretion, unless otherwise specified in this Agreement. If any provision in the Transaction Documents is held to be illegal, invalid, not binding or unenforceable, (a) such provision shall be fully severable and the Transaction Documents shall be construed and enforced as if such illegal, invalid, not binding or unenforceable provision had never comprised a part of the Transaction Documents, and the remaining provisions shall remain in full force and effect, and (b) the parties hereto shall negotiate in good faith to modify the Transaction Documents so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to the Transaction Documents, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. Any words imparting the singular number only shall include the plural and vice versa. The words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. Except where context requires otherwise, the word “or” shall be inclusive. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.

Section 9.03 Massachusetts Business Trust.

(a) A copy of the Agreement and Declaration of Trust of Janus Investment Fund is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this Agreement is executed on behalf of the trustees of the Trust or any affiliate thereof as trustees and not individually and that the obligations of this Agreement are not binding on any of the trustees, officers or stockholders of the Trust or any affiliate thereof individually but are binding only upon such investor or any affiliate thereof and it assets and property.

(b) A copy of the Agreement and Declaration of Trust of each Fidelity Purchaser or any affiliate thereof is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this Agreement is executed on behalf of the trustees of such Fidelity Purchaser or any affiliate thereof as trustees and not individually and that the obligations of this Agreement are not binding on any of the trustees, officers or stockholders of such Fidelity Purchaser or any affiliate thereof individually but are binding only upon such Fidelity Purchaser or any affiliate thereof and its assets and property.

Section 9.04 Survival of Provisions. The representations and warranties set forth in Section 3.01, Section 3.02, Section 3.07(a), Section 3.07(b), Section 3.07(c), Section 3.07(d), Section 3.08, Section 4.01, Section 4.02, Section 4.13(a), Section 4.13(b), Section 4.13(c), Section 4.17, Section 5.01, Section 5.02, Section 5.04, Section 5.04, Section 5.05, Section 5.07, Section 5.08 and Section 5.09 hereunder shall survive the execution and delivery of this Agreement indefinitely and the other representations and warranties set forth herein shall survive for a period of six (6) months following the Closing Date, regardless of any investigation made by or on behalf of the Seller or the Purchasers. The covenants made in this Agreement or any other Transaction Document shall survive the Closing and remain operative and in full force and effect regardless of acceptance of any of the Purchased Shares and payment therefor and repayment, conversion or repurchase thereof. Regardless of any purported general termination of this Agreement, the provisions of ARTICLE VII and all indemnification rights and obligations of the Seller and the Purchasers thereunder, and this ARTICLE IX shall remain operative and in full force and effect as between the Seller (and, as applicable following the delivery of the Company Joinder, the Company) and each Purchaser, unless the Seller (and, as applicable following the delivery of the Company Joinder, the Company) and the applicable Purchaser execute a writing that expressly terminates such rights and obligations as between the Seller (and, as applicable following the delivery of the Company Joinder, the Company) and such Purchaser.

Section 9.05 No Waiver: Modifications in Writing.

(a) Delay. No failure or delay on the part of any party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to a party at law or in equity or otherwise.

(b) Specific Waiver; Amendment. Except as otherwise provided herein or as specifically provided otherwise in any other Transaction Document with respect thereto, no amendment, waiver, consent, modification or termination of any provision of any Transaction Document shall be effective unless signed by (i) before Closing, each of the parties thereto affected by such amendment, waiver, consent, modification or termination and (ii) after Closing, the Seller (if affected by such amendment, waiver, consent, modification or termination), the Company (if affected by such amendment, waiver, consent, modification or termination) and the Purchasers holding a two-thirds majority of the Purchased Shares then held by the Purchasers; provided that (A) any amendment, waiver, consent, modification or termination pursuant to clause (ii) shall not apply with respect to any Purchaser without the written consent of such Purchaser unless such amendment or waiver applies to all Purchasers in the same fashion and (B) no consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration is also offered to all of the parties to the Transaction Documents (for clarification purposes, this clause (B) constitutes a separate right granted to each Purchaser by the Seller and negotiated separately by each Purchaser, and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Purchased Shares or otherwise). Any amendment, supplement or modification of or to any provision of any Transaction Document, any waiver of any provision of any Transaction Document and any consent to any departure by the Seller, the Company or any Purchaser from the terms of any provision of any Transaction Document shall be effective only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand on the Seller, the Company or any Purchaser in any case shall entitle the Seller, the Company or such Purchaser to any other or further notice or demand in similar or other circumstances. Any investigation by or on behalf of any party shall not be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein.

Section 9.06 Binding Effect. This Agreement shall be binding upon the Seller, each of the Purchasers (and, following the delivery of the Company Joinder, the Company) and their respective successors and permitted assigns. Except as expressly provided in this Agreement, this Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement and their respective successors and permitted assigns.

Section 9.07 Publicity. Except as set forth below, no public release or announcement concerning the transactions contemplated hereby shall be issued by the Seller or the Purchasers without the prior consent of the Seller (in the case of a release or announcement by the Purchasers) or the Purchasers (in the case of a release or announcement by the Seller) (which consents shall not be unreasonably withheld), except as such release or announcement may be required by law or the applicable rules or regulations of any securities exchange or securities market, in which case the Seller or the Purchasers, as the case may be, shall allow the Purchasers or the Seller, as applicable, to the extent reasonably practicable in the circumstances, reasonable time to comment on such release or announcement in advance of such issuance. The parties acknowledge that (i) except as may otherwise be agreed separately between the Seller and any Purchaser, as of 9:30 a.m. (New York time) on October 17, 2017, no Purchaser shall be in possession of any material, nonpublic information received from the Seller or the Company or any of their respective officers, directors, employees or agents (including the Agent), with respect to the transactions contemplated hereby (including, without limitation, information about the Merger and information contained in the Investor Presentation), and (ii) prior to such time the Seller or the Company shall issue a press release or make a filing with the SEC disclosing any material information required to comply with the preceding clause (i). The Seller shall not, and shall cause each of its Subsidiaries and each of its and their respective officers, directors, employees and agents, not to, provide any Purchaser with any such material, nonpublic information regarding the Company or any of the Company Entities from and after the filing of the press release without the express written consent of such Purchaser. Notwithstanding the foregoing, neither the

Seller nor the Company shall publicly disclose the name of any Purchaser or any Affiliate or investment adviser of any Purchaser, or include the name of any Purchaser or any Affiliate or investment adviser of any Purchaser in any press release or in any filing with the SEC (other than a Registration Statement) or any regulatory agency or the NYSE, without the prior written consent of such Purchaser, except (i) as required by the federal securities law in connection with (A) any registration statement contemplated by the Registration Rights Agreement and (B) the filing of final Transaction Documents with the SEC and (ii) to the extent such disclosure is required by a valid order of a court or other governmental body having jurisdiction, by law, at the request of the staff of the Commission or regulatory agency or under NYSE regulations, in which case the Company shall (to the extent practical and legally permissible) provide the Purchasers with prior written notice of such disclosure permitted under this subclause (ii).

Section 9.08 Communications. All notices and demands provided for hereunder shall be in writing and shall be given by registered or certified mail, return receipt requested, telecopy, electronic mail, air courier guaranteeing overnight delivery or personal delivery to the following addresses:

(a) If to the Purchasers, to the addresses set forth on Schedule A.

(b) If to the Seller, to:

Amneal Pharmaceuticals LLC

400 Crossing Boulevard Third Floor

Bridgewater, New Jersey 08807

Telephone: (908) 947-3137

Facsimile: (908) 947-3144

Attention: Sheldon Hirt, Senior Vice President, General Counsel

Email: shirt@amneal.com

and

Tarsadia Investments, LLC

620 Newport Center Drive, 14th Floor

Newport Beach, California 92660

Telephone: (949) 610-8022

Facsimile: (949) 610-8222

Attention: Edward Coss

Email: edc@tarsadia.com

with a copy to (which shall not constitute notice):

Latham & Watkins

885 Third Avenue

New York, New York 10022

Telephone: (212) 906-1200

Facsimile: (212) 751-4864

Attention: Wesley C. Holmes

Email: wesley.holmes@lw.com

or to such other address as the Seller or the Purchasers may designate in writing. All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; upon actual receipt if sent by certified or registered mail, return receipt requested, or regular mail, if mailed; upon actual receipt of the facsimile, if sent via facsimile; when sent, if sent by electronic mail prior to 5:00 pm New York time on a Business Day, or on the next succeeding Business Day, if not; and upon actual receipt when delivered to an air courier guaranteeing overnight delivery.

Section 9.09 Removal of Legend. In connection with a sale of Purchased Shares by a Purchaser in reliance on Rule 144 promulgated under the Securities Act, the applicable Purchaser or its broker shall deliver to the

Company a broker representation letter providing to the Company the information required under Rule 144 to determine that the sale of such Purchased Shares is made in compliance with Rule 144 promulgated under the Securities Act, including, as may be appropriate, a certification that the Purchaser is not an Affiliate of the Company (as defined in Rule 144 promulgated under the Securities Act) and a certification as to the length of time that such securities have been held. Upon receipt of such representation letter, the Company shall, and the Seller shall within two days cause the Company to, remove the notation of a restrictive legend in such Purchaser’s book-entry account maintained by the Company, including the legend referred to in Section 5.05(d), and the Company shall bear all costs associated with the removal of such legend in the Company’s books. At such time as a registration statement with respect to the Purchased Shares has become effective, or such Purchased Shares have been held by any Purchaser for more than one year where such Purchaser is not, and has not been in the preceding three months, an affiliate of the Company (as defined in Rule 144 promulgated under the Securities Act), if the book-entry account of such Purchaser still bears the notation of the restrictive legend referred to in Section 5.05, the Seller and the Company each agree, upon request of the Purchaser or its permitted assignee, to take all steps necessary to promptly effect the removal of the legend described in Section 5.05, and the Company shall bear all costs associated with the removal of such legend in the Company’s books, regardless of whether the request is made in connection with a sale or otherwise, so long as such Purchaser or its permitted assignee provides to the Company the information required under Rule 144 (or other applicable exemptions) to determine that the legend is no longer required under the Securities Act or applicable state Laws, including (if there is no such registration statement) a certification that the holder is not an Affiliate of the Company (as defined in Rule 144 promulgated under the Securities Act) and to consent to the notation of an appropriate restriction, and a certification as to the length of time such securities have been held. The Company shall cooperate with each Purchaser to effect the removal of the legend referred to in Section 5.05 at any time such legend is no longer appropriate.

Section 9.10 Entire Agreement. This Agreement, the other Transaction Documents, the Confidentiality Agreements and the other agreements and documents referred to herein are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to in this Agreement, the other Transaction Documents or the Confidentiality Agreements with respect to the rights granted by the Seller or any of its Affiliates or the Purchasers or any of their respective Affiliates. This Agreement, the other Transaction Documents or the Confidentiality Agreements and the other agreements and documents referred to herein or therein supersede all prior agreements and understandings among the parties with respect to such subject matter.

Section 9.11 Governing Law: Submission to Jurisdiction. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), will be construed in accordance with and governed by the Laws of the State of New York without regard to principles of conflicts of laws that would result in the application of the law of any other jurisdiction. Any action against any party relating to the foregoing shall be brought in any federal or state court of competent jurisdiction located within the State of New York, and the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the State of New York over any such action. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 9.12 Waiver of Jury Trial. THE PARTIES TO THIS AGREEMENT EACH HEREBY WAIVES, AND AGREES TO CAUSE ITS AFFILIATES TO WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION

(A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 9.13 Specific Performance. Each party hereto hereby acknowledges and agrees that the rights of each party to consummate the transactions contemplated hereby are special, unique and of extraordinary character and that, if any party violates or fails or refuses to perform any covenant or agreement made by it herein, the non-breaching party may be without an adequate remedy at law. If any party violates or fails or refuses to perform any covenant or agreement made by such party herein, the non-breaching party subject to the terms hereof and in addition to any remedy at law for damages or other relief, may (at any time prior to the valid termination of this Agreement pursuant to ARTICLE VIII) institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief.

Section 9.14 No Recourse Against Others.

(a) All claims, obligations, liabilities or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with or relate in any manner to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and are expressly limited to) the Seller and the Purchasers and, following execution and delivery of the Company Joinder, the Company. No Person other than the Seller or the Purchasers and, following execution and delivery of the Company Joinder, the Company, including no member, partner, stockholder, Affiliate or Representative thereof, nor the Agent, nor any member, partner, stockholder, Affiliate or Representative of any of the foregoing, shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach; and, to the maximum extent permitted by Law, each of the Seller, the Company and the Purchasers hereby waives and releases all such liabilities, claims, causes of action and obligations against any such third Person.

(b) Without limiting the foregoing, to the maximum extent permitted by Law, (i) each of the Seller, the Company and the Purchasers hereby waives and releases any and all rights, claims, demands or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of the other or otherwise impose liability of the other on any third Person in respect of the transactions contemplated hereby, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization or otherwise; and (ii) each of the Seller, the Company and the Purchasers disclaims any reliance upon any third Person with respect to the performance of this Agreement or any representation or warranty made in, in connection with or as an inducement to this Agreement.

(c) Each Purchaser’s liability under this Agreement shall be capped at such Purchaser’s Funding Obligation.

Section 9.15 Assignment; No Third-Party Beneficiaries. Each Purchaser may assign this Agreement and any or all of its rights and interests hereunder to one or more of its Affiliates or designate one or more of its Affiliates to perform its obligations hereunder, in each case, so long as (a) such Purchaser is not relieved of any liability or obligations hereunder, (b) each Purchaser may assign this Agreement and any or all of its rights and interest hereunder to any purchaser of all or substantially all its assets or designate such purchaser to perform its obligations hereunder and (c) any of the Indemnified Parties may collaterally assign any or all of its rights and obligations hereunder to any provider of debt financing to it or any of its Affiliates. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, other than the Seller, the Purchasers and, following execution and delivery of the Company Joinder, the Company and, for purposes of Section 9.13 only, any member, partner, stockholder, Affiliate or Representative of the Seller, the Company or the Purchasers, or any member, partner, stockholder, Affiliate or Representative of any of the foregoing, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing, the Agent is a third-party beneficiary of, and may rely on, the representations and warranties of each Purchaser contained in Section 5.05, Section 5.08 and Section 5.09.

Section 9.16 Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same agreement.

Section 9.17 Certain Adjustments. Notwithstanding anything to the contrary in this Agreement, the Common Share Offering Price shall be reduced by the per share amount of any dividend (other than a dividend payable solely in Common Shares) declared with respect to the Common Shares by the Company for which the record date occurs on or after the date hereof but before Closing. The Common Share Offering Price and number of Common Shares to be purchased by a Purchaser hereunder shall be adjusted to reflect any stock split, stock dividend, reverse stock split, or share combination for which the record date occurs after the date hereof and prior to Closing.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto execute this Agreement, effective as of the date first above written.

AMNEAL HOLDINGS, LLC

By:
Name:
Title:

[Signature Page to Purchase Agreement]

PURCHASERS:

[●]

By: [●]

By:
Name:
Title:

[●]

By: [●]

By:
Name:
Title:
[●]

By: [●]

By:
Name:
Title:

[Signature Page to Purchase Agreement]

Exhibit B

AMENDED AND RESTATED

STOCKHOLDERS AGREEMENT

DATED AS OF

~~OCTOBER 17~~NOVEMBER [    ], 2017

BY AND AMONG

AMNEAL GROUP (AS DEFINED HEREIN)

AND

ATLAS HOLDINGS, INC.

(continued)

AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

AMENDED AND RESTATED STOCKHOLDERS AGREEMENT, dated ~~October 17~~November [    ], 2017 (this “Agreement”), by and among Amneal Pharmaceuticals Holding Company, LLC, a Delaware limited liability company, AP Class D Member, LLC, a Delaware limited liability company, AP Class E Member, LLC, a Delaware limited liability company, AH PPU Management, LLC, a Delaware limited liability company, and Atlas Holdings, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Parties previously entered into that certain Stockholders Agreement, dated October 17, 2017 (the “Prior Agreement”), and the Parties desire to amend and restate the Prior Agreement in the form of this Agreement;

WHEREAS, the Company is party to that certain Business Combination Agreement, dated October 17, 2017 (the “Transaction Agreement”), by and among the Company, Impax Laboratories, Inc. (“Impax”), K2 Merger Sub Corporation and Amneal Pharmaceuticals LLC;

WHEREAS, in connection with the consummation (the “Closing”) of the transactions contemplated by the Transaction Agreement (collectively, the “Transactions”), each Amneal Group Member will enter into the Third Amended and Restated Limited Liability Company Operating Agreement (the “Amneal Pharmaceuticals LLC Agreement”) of Amneal Pharmaceuticals LLC, and the Company will be admitted as the managing member of Amneal Pharmaceuticals LLC;

WHEREAS, in connection with the Closing, Amneal Group will receive (i) common units in Amneal Pharmaceuticals LLC (as reflected in Schedule 1 to the Amneal Pharmaceuticals LLC Agreement) which may be exchanged from time to time in accordance with the terms of the Amneal Pharmaceuticals LLC Agreement for either cash or shares of Class A common stock of the Company, par value $0.01 per share (“Class A Common Stock”), or Class B-1 common stock of the Company, par value $0.01 per share (“Class B-1 Common Stock”), and (ii) shares of Class B common stock of the Company, par value $0.01 per share (“Class B Common Stock” and together with the Class A Common Stock and Class B-1 Common Stock, the “Company Common Stock”); and

WHEREAS, the Company Board (as hereinafter defined) has approved the Transactions and the acquisition by Amneal Group of common units in Amneal Pharmaceuticals LLC and shares of Company Common Stock in connection therewith for all purposes under Section 203 of the General Corporation Law of the State of Delaware; and

WHEREAS, the Amneal Group Members and the Company desire to enter into this Agreement in order to, inter alia, (i) set forth certain of their rights, duties and obligations as a result of the Transactions; (ii) provide for the management, operation and governance of the Company; and (iii) set forth restrictions on certain activities in respect of the Company Common Stock, corporate governance, and other related corporate matters.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree that the Prior Agreement is hereby amended and restated in its entirety as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Action” means any demand, action, claim, dispute, suit, countersuit, arbitration, inquiry, proceeding or investigation by or before any federal, state, local, foreign or international Governmental Entity or any arbitration or mediation tribunal.

“Affiliate” means, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; provided, however, that no Amneal Group Member or any of its Affiliates (other than the Company and its Subsidiaries) shall be deemed to be an Affiliate of the Company or any of its Subsidiaries for purposes of this Agreement, and neither the Company nor any of its Subsidiaries shall be deemed to be an Affiliate of any Amneal Group Member or any of its Subsidiaries (other than the Company and its Subsidiaries) for purposes of this Agreement. As used in this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of voting securities, by contract or otherwise). For the avoidance of doubt, the Affiliates of Amneal Holdings, LLC shall include each of Chirag Patel, Chintu Patel, Gautam Patel and Tushar Patel.

“Amneal Group” means, collectively, Amneal Pharmaceuticals Holding Company, LLC, AP Class D Member, LLC, AP Class E Member, LLC, AH PPU Management, LLC, and any of their respective Affiliates, successors and permitted assigns to which any shares of Company Common Stock have been Transferred in accordance with Section 4.1(b)(i)(E), Section 4.1(b)(i)(F) or Section 4.1(c) (each such Person shall be referred to as an “Amneal Group Member”). Immediately following the Closing, each Amneal Group Member as of the date of this Agreement shall transfer the Amneal Units received by it in connection with the Closing to the Amneal Group Representative, and the Amneal Group Representative shall be assigned all of the rights and obligations of Amneal Group under this Agreement.

“Amneal Group Representative” means Amneal Holdings, LLC, a Delaware limited liability company, or such other designee selected by Amneal Group Members holding a majority of the shares of Company Common Stock beneficially owned by Amneal Group.

“Amneal Units” means Common Units (as defined in the Amneal Pharmaceuticals LLC Agreement).

“beneficially own” means, with respect to Company Common Stock, having the power to vote or direct the vote of shares of Company Common Stock. The terms “beneficial owner” and “beneficial ownership” shall have correlative meanings. “Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in the County of New York, New York are authorized or required by applicable Law to close.

“Charter” means the Amended and Restated Certificate of Incorporation of the Company, as amended from time to time.

“Company Board” means the board of directors of the Company.

“Company Group” means the Company, each Subsidiary of the Company from and after the Closing (in each case so long as such Subsidiary remains a Subsidiary of the Company) and each other Person that is controlled either directly or indirectly by the Company following the Closing (in each case for so long as such Person continues to be controlled either directly or indirectly by the Company).

“Company Independent Director” means each director of the Company who (i) is an Independent Director; (ii) is not an Amneal Designee; (iii) is not a current or former (x) member of the board of directors of any Amneal Group Member or any of its Affiliates or (y) officer or employee of any member of any Amneal Group Member or any of its Affiliates; (iv) does not have and has not had any other material relationship with any member of Amneal Group that a reasonable person would conclude could interfere with the exercise of independent judgment in carrying out director responsibilities; and (v) is designated by the Conflicts Committee as a Company Independent Director.

“Company Sale” means (a) a merger, share exchange, consolidation, recapitalization or similar transaction resulting, directly or indirectly, in more than 50% of the total number of shares of outstanding Company Common Stock being beneficially owned after such transaction by any Person or group of Persons other than the Amneal Group or (b) a sale of all or substantially all of the assets of the Company.

“Company Securities” means (i) the Company Common Stock, (ii) any preferred stock of the Company, (iii) any other common stock issued by the Company and (iv) any securities convertible into or exchangeable for, or options, warrants or other rights to acquire, Company Common Stock or any other common or preferred stock issued by the Company.

“Compensation Committee” means the Compensation Committee of the Company Board.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Governmental Entity” means any United States federal, state or local, or foreign, international or supranational, government, court or tribunal, or administrative, executive, governmental or regulatory or self-regulatory body, agency or authority thereof.

“Group” means Amneal Group or the Company Group, as the context requires.

“Independent Director” means a director who is independent under NYSE listing rules.

“Information” means information, whether or not patentable or copyrightable, in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other Software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memoranda and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, employee or business information or data.

“Law” means any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity.

“Liabilities” means any debt, loss, damage, adverse claim, liability or obligation of any Person (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating thereto.

“Nominating Committee” means the Nominating Committee of the Company Board.

“NYSE” means the New York Stock Exchange, or such other stock exchange or securities market on which shares of Class A Common Stock are at any time listed or quoted.

“Other Stockholder” means a holder of Company Common Stock that is not an Amneal Group Member.

“Parties” means each Amneal Group Member and the Company, and each a “Party”.

“Person” means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization, limited liability company or governmental or other entity.

“Pro Rata Portion” means, with respect to Amneal Group, on any issuance date for Company Securities, the number of Company Securities equal to the product of (i) the total number of Company Securities to be issued by the Company on such date and (ii) the fraction determined by dividing (x) the number of shares of Company Common Stock beneficially owned by Amneal Group immediately prior to such issuance by (y) the total number of shares of Company Common Stock outstanding immediately prior to such issuance.

“Registrable Shares” means, at any time, the shares of Class A Common Stock that are beneficially owned by an Amneal Group Member and the shares of Class A Common Stock issuable upon a Redemption (as defined in the Amneal Pharmaceuticals LLC Agreement) of Amneal Units held by any Amneal Group Member, excluding any such shares of Class A Common Stock that have, after the date hereof, been Transferred pursuant to a registration statement under, and in compliance with the requirements of, the Securities Act.

“Related Party Transaction” means any transaction between any member of the Company Group, on the one hand, and any Amneal Group Member, or any director, officer, employee or “associate” (as defined in Rule 12b-2 promulgated under the Exchange Act) of any Amneal Group Member, on the other hand.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Software” means the object and source code versions of computer programs and associated documentation, training materials and configurations to use and modify such programs, including programmer, administrator, end user and other documentation.

“Subsidiary” means, with respect to any Person, another Person, an amount of the voting securities or other voting ownership interests of which is sufficient, together with any contractual rights, to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person; provided, however, that neither the Company nor any of its Subsidiaries shall be deemed to be a Subsidiary of any Amneal Group Member or any of its Subsidiaries for purposes of this Agreement. For the avoidance of doubt, immediately following the Closing, Amneal Pharmaceuticals LLC shall be a Subsidiary of the Company.

“Tax” has the meaning ascribed thereto in the Transaction Agreement.

“Taxable Transaction” means any transaction (whether a merger, sale of assets, sale of securities, distribution, dividend, liquidation, dissolution, recapitalization, consolidation, reorganization, combination or other transaction) following the Closing which involves the Company or any of its Subsidiaries (including, for the avoidance of doubt, Amneal Pharmaceuticals LLC) and would reasonably be expected to result in the recognition of $40,000,000 or more of taxable income or gain for U.S. federal income tax purposes by the

Amneal Group (other than (a) any such transaction in which the consideration to be received by each Amneal Group Member in respect of its Amneal Units consists solely of cash or (b) a Redemption or Direct Exchange in accordance with Article XI of the Amneal Pharmaceuticals LLC Agreement).

“TPG” means TPG Improv Holdings, L.P., a Delaware limited partnership.

“TRA Acceleration Event” means an early termination or acceleration pursuant to Section 4.1 of the Tax Receivable Agreement.

“Transaction Documents” means, collectively, this Agreement, the Transaction Agreement and the other Ancillary Agreements (as defined in the Transaction Agreement).

“Transfer” means, directly or indirectly (whether by merger, operation of law or otherwise), to sell, transfer, assign or otherwise dispose of or encumber (other than as security in connection with any bona fide loan or financing transaction) any direct or indirect economic, voting or other rights in or to any Company Common Stock, including by means of (i) the Transfer of an interest in a Person that directly or indirectly holds such Company Common Stock or (ii) a hedge, swap or other derivative.

“Trigger Date” means the first date on which Amneal Group ceases to beneficially own at least ten percent (10%) of the outstanding shares of the Company Common Stock.

“underwritten offering” means an offering in which Securities of the Company are sold to one or more underwriters (as defined in Section  2(a)(11) of the Securities Act) for resale to the public.

1.2 Other Terms. For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated.

Term	Section
Agreement	Preamble
Amneal Confidential Information	7.2(b)
Amneal Designee	3.2(a)
Amneal Directors	3.1(a)(i)
Amneal Group Representative	Preamble
Amneal Law Firms	7.11(b)
Amneal Pharmaceuticals LLC	Recitals
Amneal Pharmaceuticals LLC Agreement	Recitals
Blackout Period	5.2
Board Expansion Right	3.1(c)
CEO Director	3.1(a)
Claim Notice	5.9(a)
Claims	5.8(a)
Class A Common Stock	Recitals
Class B Common Stock	Recitals
Class B-1 Common Stock	Recitals
Closing	Recitals
Company	Preamble
Company-Assisted PIPE Transaction	5.3(e)
Company Common Stock	Recitals
Company Confidential Information	7.2(a)
Conflicts Committee Charter	3.3(c)
Counsel	5.5(a)(i)
Demand Underwritten Offering	5.3(a)(i)

Term	Section
Effective Period	5.5(a)(iii)
Excluded Securities	4.3(a)
Exiting Amneal Director	3.1(d)
Form S-4 Registration Statement	5.1
Immediately Tradeable Shares	4.1(b)(i)(G)
Impax	Recitals
Impax Law Firms	7.11(a)
Indemnifying Party	5.10(a)
Initial Company Directors	4.1(a)(ii)
Issuance Notice	4.3(b)
Lockup Period	4.1(b)(i)
Non-Amneal Directors	3.1(a)(ii)
Observer	3.1(c)
Ownership Threshold	3.1(c)
Participating Amneal Member	5.3(a)
Piggyback Registration	5.4(a)
Piggyback Registration Notice	5.4(a)
Piggyback Registration Statement	5.4(a)
PIPE Transaction	4.1(b)(ii)(C)
Privilege	6.6
Privileged Amneal Communications	7.11(b)
Privileged Impax Communications	7.11(a)
Qualifying Investor	3.1(c)
Representatives	7.2(a)
Required Amneal Group Member Information	5.6(a)
Rule 415 Limitation	6.1(a)
Shelf Registration Statement	5.1
Transaction Agreement	Recitals
Transactions	Recitals

ARTICLE II

TERM

2.1 Term and Termination. This Agreement is effective as of the Closing (other than with respect to Section 5.1, which shall be effective as of the date hereof) and shall terminate automatically on the earlier of (i) the termination of the Transaction Agreement pursuant to Article VIII thereof and (ii) the Trigger Date. Notwithstanding the foregoing, (a) the provisions of Article VI (other than Section 6.1) and Article VII (other than Section 7.13) shall survive the termination of this Agreement and (b) the provisions of Article V shall survive the termination of this Agreement until the first (1st) anniversary of the Trigger Date. Notwithstanding the foregoing, in the event any Amneal Group Member assigns its rights and obligations under Article V to the purchaser of any Registrable Shares in connection with a PIPE Transaction (for the avoidance of doubt, not including any Transfer described in clauses (C) through (F) of Section 4.1(b)(i), whether or not such Transfer occurs prior to the end of the Lockup Period), such purchaser’s rights under Article V shall survive for one (1) year following the date of such Transfer (provided, that such securities may be sold without restriction under Rule 144 at such time).

ARTICLE III

CORPORATE GOVERNANCE MATTERS

3.1 Board Composition.

(a) Subject to Section 3.1(c), until the Trigger Date, the Company Board shall consist of no more than eleven (11) directors. Immediately following the Closing, the Company Board shall be comprised of (i) six (6) directors designated by the Amneal Group Representative prior to the Closing (collectively, with any of their successors designated in accordance with Section 3.2(a) and Section 3.2(b) hereof and any additional director designated by the Amneal Group Representative pursuant to Section 3.1(c), the “Amneal Directors”) and (ii) five (5) directors designated by Impax prior to the Closing, who shall be (A) the Chief Executive Officer of Impax immediately prior to the Closing (the “CEO Director”) and (B) four (4) Company Independent Directors (selected by Impax from the Impax board of directors as of the date of the Transaction Agreement and including the chairman thereof) (collectively with the CEO Director, the “Initial Company Directors” and together with their successors and any additional directors appointed or designated in accordance with Section 3.2(c) and Section 3.2(e) hereof, the “Non-Amneal Directors”).

(b) Immediately following the Closing, and for so long as Amneal Group has beneficial ownership of more than fifty percent (50%) of the outstanding shares of the Company Common Stock, (i) the Non-Amneal Directors shall have the right to designate the lead Independent Director of the Company Board, and (ii) the Amneal Directors shall have the right to designate the Co-Chairmen of the Company Board. Immediately following the Closing, the Co-Chairmen of the Company Board shall be Chirag Patel and Chintu Patel, and the lead Independent Director shall be Robert L. Burr.

(c) In the event that Amneal Group Transfers more than four percent (4%) of the outstanding shares of Company Common Stock to a Person or a group of Persons pursuant to a PIPE Transaction (such a Person or group of Persons, a “Qualifying Investor”) and, following such Transfer, Amneal Group continues to beneficially own more than fifty percent (50%) of the outstanding shares of the Company Common Stock, Amneal Group shall have a one-time right exercisable within one year following such transaction (the “Board Expansion Right”) to cause the Company to increase the size of the Company Board by two (2) directors and to fill the resulting vacancies with one new director designated by the Amneal Group Representative and one new director designated by such Qualifying Investor. To the extent requested by such Qualifying Investor, this Agreement shall be amended to provide such Qualifying Investor with the right to appoint a director to the Company Board for so long as such Qualifying Investor continues to beneficially own more than four percent (4%) of the outstanding shares of Company Common Stock (the “Ownership Threshold”). In addition to the foregoing, any Qualifying Investor may, for so long as it satisfies the Ownership Threshold and has not appointed a director to the Company Board, designate one (1) individual (an “Observer”) to attend all meetings of the Company Board and (subject to applicable listing requirements) any committee thereof in a non-voting, observer capacity subject to customary terms and conditions for a board observer; provided, however, that the Observer shall be reasonably acceptable to the Nominating Committee of the Company Board.

(d) In the event that Amneal Group Transfers more than five percent (5%) of the outstanding shares of Company Common Stock to a Qualifying Investor, and, immediately prior to or following such Transfer, Amneal Group beneficially owns less than fifty percent (50%) of the outstanding shares of the Company Common Stock (whether or not the Board Expansion Right pursuant to Section 3.1(c) has been exercised prior to such time), the Amneal Group Representative shall have a one-time right in connection with such transaction to cause the Company to replace any Exiting Amneal Director with a director designated by such Qualifying Investor. For purposes of this Section 3.1(d), an “Exiting Amneal Director” shall mean an Amneal Director that the Amneal Group Representative is no longer entitled to designate pursuant to Section 3.1(a) as a result of such Transfer. To the extent requested by such Qualifying Investor, this Agreement shall be amended to provide such Qualifying Investor with the right to appoint a director to the Company Board for so long as such Qualifying Investor continues to beneficially own more than five percent (5%) of the outstanding shares of Company Common Stock.

3.2 Director Nomination Rights.

(a) Until the Trigger Date and subject to Section 3.2(a)(ii), in connection with any annual or special meeting of the stockholders of the Company at which directors shall be elected, or any solicitation or submission of written consents having the same effect, the Nominating Committee shall nominate for election to the Company Board person(s) designated for nomination by the Amneal Group Representative (each person so designated, an “Amneal Designee”) in accordance with the following:

(i) if Amneal Group has beneficial ownership of more than fifty percent (50%) of the outstanding shares of the Company Common Stock, the Amneal Group Representative shall have the right to designate the lowest number of Amneal Designees that constitutes a majority of the total number of directors comprising the Company Board; and

(ii) if Amneal Group has beneficial ownership of ten percent (10%) or more, but fifty percent (50%) or less, of the outstanding shares of the Company Common Stock, the Amneal Group Representative shall have the right to designate a number of directors equal to the product of (x) the percentage of the shares of Company Common Stock beneficially owned by Amneal Group and (y) the total number of directors comprising the Company Board, rounded up to the nearest whole number (e.g., one and one quarter (1 1⁄4) directors shall be rounded up to two (2) directors); provided, that such rounding shall not result in the Amneal Group Representative having the right to designate a majority of the total number of directors comprising the Company Board when Amneal Group beneficially owns 50% or less of the outstanding shares of the Company Common Stock.

(b) Until the Trigger Date, the Amneal Group Representative shall have full authority and ability to designate any Amneal Designees, and the Company Board shall approve the nomination of any Amneal Designee. Subject to the requirements of applicable Law, the Amneal Group Representative shall have the exclusive right to remove any Amneal Directors from the Company Board. In the event any Amneal Designee is intended to qualify as an Independent Director on the Company Board, the Amneal Group Representative shall consult in good faith with the Company Board and solicit its input prior to making such designation. The Amneal Group Representative shall not designate any person to be an Amneal Designee (nor shall any Qualifying Investor be entitled to designate any person to be a director) who is unqualified under any applicable Law to serve as a director on the Company Board. For the avoidance of doubt, current or former employment of any Amneal Designee with an Amneal Group Member or any of its Subsidiaries or service by any such Amneal Designee on the board of directors of an Amneal Group Member or any of its Subsidiaries shall not, by itself, disqualify such individual from serving on the Company Board as an Amneal Designee.

(c) Subject to Section 3.1(d) and Section 4.1(d)(ii) and (iii), if at any time the number of Amneal Directors then serving on the Company Board is in excess of the number of Amneal Designees the Amneal Group Representative has the right to designate pursuant to Section 3.1(c) or Section 3.2(a), upon receipt of the written request of the Conflicts Committee, the Amneal Group Representative shall, and the Amneal Group shall take all actions reasonably necessary to cause a number of Amneal Directors equal to the excess to promptly tender his, her or their resignations from the Company Board (and from any committees or subcommittees thereof to which any such Amneal Director is then appointed or on which he or she is then serving) within sixty (60) days of such request; provided, however, that, if within such sixty (60) day period Amneal Group has regained its right to designate any such Amneal Director pursuant to Section 3.1(c), then such Amneal Director shall continue serving on the Company Board. Subject to Section 3.1(d), in the event that an Amneal Director shall cease to serve as a director pursuant to this Section 3.2(c), the Nominating Committee shall have the sole right to fill such vacancy or designate a person for nomination for election to the Company Board to fill such vacancy with a person who shall satisfy all the qualifications of a Company Independent Director, in each case. If at any time the number of Amneal Directors then serving on the Company Board is less than the number of Amneal Designees Amneal Group has the right to designate pursuant to Section 3.1(c) or Section 3.2(a), the Company Board and the Nominating Committee shall, at the request of the Amneal Group Representative, take all actions reasonably necessary to cause a number of Amneal Designees equal to such deficit to be appointed to the Company Board within sixty (60) days of such request.

(d) Until the Trigger Date, in the event that any Amneal Director shall cease to serve as a director for any reason other than pursuant to Section 3.2(c), the vacancy resulting therefrom shall be filled by the Company Board as promptly as reasonably practicable with a substitute Amneal Director selected by Amneal Group in accordance with the requirements for the designation of Amneal Designees pursuant to Section 3.2(b).

(e) From and after the Closing, in the event of a vacancy on the Company Board upon the death, resignation, retirement, disqualification, removal from office or other cause of any Non-Amneal Director (other than the CEO Director), the Nominating Committee shall have the sole right to fill such vacancy or designate a person for nomination for election to the Company Board to fill such vacancy, subject to the prior written consent of the Conflicts Committee, and such person shall satisfy all the qualifications of a Company Independent Director. The Nominating Committee shall take all actions necessary to cause the vacancy upon the death, resignation, retirement, disqualification, removal from office or other cause of the CEO Director to be filled by the successor Chief Executive Officer of the Company or to designate such person for nomination for election to the Company Board to fill such vacancy.

(f) The Nominating Committee shall nominate such number of Amneal Designees and such number of nominees to serve as Non-Amneal Directors as required to comply with the requirements of Section 3.1 hereof and this Section 3.2. The Company shall cause each person nominated by the Nominating Committee to be included in the slate of nominees recommended by the Company Board to holders of Company Common Stock for election (including at any special meeting of stockholders held for the election of directors). Seventy-five percent (75%) of the directors serving on the Nominating Committee shall be required to approve (i) a decision not to nominate any Initial Company Director for re-election to the Company Board at either of the first two annual meetings of stockholders of the Company following the Closing Date and (ii) until the third annual meeting of stockholders of the Company following the Closing Date, any change to the individuals serving as Chairman or Co-Chairmen of the Company Board.

3.3 Committees of the Company Board.

(a) Nominating Committee. For so long as Amneal Group has beneficial ownership of more than fifty percent (50%) of the outstanding shares of Company Common Stock, (i) the Nominating Committee shall consist of four (4) directors; (ii) the Amneal Group Representative shall have the right to designate two (2) of the directors to serve on the Nominating Committee; and (iii) the remaining directors on the Nominating Committee shall be designated by a majority of the Company Independent Directors then serving on the Company Board.

(b) Compensation Committee. For so long as Amneal Group has beneficial ownership of more than fifty percent (50%) of the outstanding shares of Company Common Stock, (i) the Compensation Committee shall consist of four (4) directors; (ii) the Amneal Group Representative shall have the right to designate two (2) of the directors to serve on the Compensation Committee; and (iii) the remaining directors on the Compensation Committee shall be designated by a majority of the Company Independent Directors then serving on the Company Board.

(c) Conflicts Committee. Until Trigger Date, the Company Board shall have a Conflicts Committee comprised solely of Company Independent Directors. The Conflicts Committee shall be fully empowered to requisition reasonable assistance from employees of the Company, including legal and financial staff, to retain independent legal, financial and other advisors as the Conflicts Committee deems necessary and to approve or not approve any transaction or other matter submitted to the Conflicts Committee (and such non-approval shall be binding on the Company Board), and shall have the authority and responsibilities set forth in this Agreement, the charter of the Conflicts Committee (the form of which is attached as Exhibit A hereto) (the “Conflicts Committee Charter”) and as may otherwise be delegated to the Conflicts Committee by the Company Board from time to time. Any amendments to the Conflicts Committee Charter shall be approved by (i) seventy-five percent (75%) of the directors comprising the Company Board, (ii) a majority of the Company Independent Directors then serving on the Company Board and (iii) a majority of the Conflicts Committee.

(d) Integration Committee. For a minimum of two (2) years following the Closing, the Company Board shall have an Integration Committee comprised of Chirag Patel, Chintu Patel and the Chief Executive Officer of the Company, which shall serve as an advisory committee to management to provide input in connection with the post-Closing integration of Impax and Amneal and shall not be entitled to take any other action on behalf of the Company Board.

(e) Amneal Committee Representation. Until the Trigger Date, each committee of the Company Board shall include at least one (1) Amneal Director, subject to compliance with applicable requirements of the NYSE. If at any time any committee of the Company Board (other than the Conflicts Committee) does not have at least one (1) Amneal Director serving on such committee, the Amneal Group Representative shall be entitled to designate one Amneal Director to have observer rights with respect to such committee.

(f) Committee Charters. Any amendment to the charter of any committee of the Company Board shall require the approval of 75% of the directors comprising the Company Board.

(g) Other Committee Composition. The formation and composition of any other committees of the Company Board not specified in this Section 3.3 shall require the approval of 75% of the directors comprising the Company Board.

3.4 Chief Executive Officer. Immediately following the Closing, the Chief Executive Officer of the Company shall be Paul M. Bisaro. For eighteen (18) months following the Closing, the removal of Paul M. Bisaro as Chief Executive Officer without cause shall require the approval of (i) a majority of the directors comprising the Company Board and (ii)  a majority of the Non-Amneal Directors, in each case with the CEO Director recusing himself from such vote.

3.5 Amneal Group Agreement to Vote. From and after the Closing and until the Trigger Date, Amneal Group shall,

(a) cause its shares of Company Common Stock to be present for quorum purposes at any Company stockholder meeting;

(b) with respect to the election of directors, vote its shares of Company Common Stock in accordance with the recommendation of the Company Board (provided, that the slate of nominees recommended by the Company Board complies with the terms of this Agreement); and

(c) not vote its shares of Company Common Stock in favor of the removal of any Non-Amneal Director unless such removal is recommended by the Nominating Committee.

3.6 Amneal Consent Rights. For so long as Amneal Group beneficially owns more than twenty-five percent (25%) of the outstanding shares of Company Common Stock, the Company shall not, without first obtaining the approval (by vote or written consent as provided by Law) of the Amneal Group Representative, take any of the following actions (whether by amendment, merger, recapitalization or otherwise):

(a) amend, modify or repeal any provision of the Charter or the Company’s bylaws in a manner that adversely impacts any Amneal Group Member;

(b) except pursuant to Section 3.1(c), effect any change in the authorized number of directors of the Company;

(c) create or reclassify any new or existing class or series of capital stock having rights, preferences or privileges with respect to voting, liquidation, redemption, conversion or dividends that are senior to or on parity with the Company Common Stock; or

(d) consummate any Company Sale in which any Amneal Group Member receives a different amount or form of consideration per Company Security held by such Amneal Group Member as other holders of such Company Security.

3.7 Taxable Transactions. For so long as Amneal Group beneficially owns either (a) shares of Class B Common Stock representing at least ten percent (10%) of the outstanding shares of Company Common Stock or (b) at least forty-five million (45,000,000) shares of Company Common Stock (as adjusted for any Capital Structure Change), the Company shall not, without first obtaining the approval (by vote or written consent) of the Amneal Group Representative, consummate any Taxable Transaction.

ARTICLE IV

TRANSFER RESTRICTIONS, STANDSTILL, RELATED PARTY TRANSACTIONS,

PARTICIPATION RIGHTS

4.1 Restrictions on Transferability and Acquisitions.

(a) Each Amneal Group Member covenants and agrees that the shares of Company Common Stock beneficially owned or owned of record by such Amneal Group Member may be Transferred only pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act (including a registration statement hereunder), or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and in compliance with any applicable U.S. state and federal securities laws, and any applicable securities laws of other jurisdictions. Each Amneal Group Member further covenants and agrees that the right of Amneal Group to Transfer any Company Common Stock is subject to the restrictions set forth in this Section 4.1, and no Transfer of Company Common Stock by Amneal Group may be effected except in compliance with this Section 4.1. Any attempted Transfer in violation of this Agreement shall be of no effect and null and void ab initio, regardless of whether the purported transferee has any actual or constructive knowledge of the Transfer restrictions set forth in this Agreement, and shall not be recorded on the stock transfer books of the Company.

(b) Lockup and Permitted Transfers.

(i) For the period of one hundred and eighty (180) calendar days following the Closing (the “Lockup Period”), no Amneal Group Member shall Transfer any shares of Company Common Stock beneficially owned or owned of record by such Amneal Group Member to any Person, unless with the prior written consent of the Conflicts Committee, except for:

(A) a Transfer of shares of Company Common Stock pursuant to a tender or exchange offer that has been approved or recommended by the Company Board;

(B) a Transfer of shares of Company Common Stock pursuant to any Company Sale;

(C) a Transfer of shares of Company Common Stock permitted by Section 4.1(c);

(D) a Transfer of shares of Company Common Stock in connection with any pledge or pledges of any Amneal Group Member’s shares of Company Common Stock made pursuant to a bona fide loan or financing transaction with a third party;

(E) with respect to any Amneal Group Member that is an individual, a Transfer of shares of Company Common Stock (x) to such Amneal Group Member’s ancestors, descendants, siblings, cousins or spouse, (y) to trusts for the benefit of such Amneal Group Member or such persons or (z) by way of bequest or inheritance upon death (provided that, prior to any such Transfer referenced in clause (x), (y) or (z), such transferee agrees in a writing reasonably acceptable to the Company to be bound by the terms of this Agreement as a party hereto in the position of an Amneal Group Member);

(F) with respect to any Amneal Group Member that is an entity, a Transfer of shares of Company Common Stock to such Amneal Group Member’s members, partners or other equity holders (provided that, prior to any such Transfer, such transferee agrees in a writing reasonably acceptable to the Company to be bound by the terms of this Agreement as a party hereto in the position of an Amneal Group Member); and

(G) solely during the period beginning on the date hereof and until the Closing Date, one or more Transfers by any Amneal Group Member of up to a total of 60,000,000 shares of Class A Common Stock or Class B-1 Common Stock in the aggregate (such 60,000,000 shares, as adjusted for any stock split, stock dividend, recapitalization, combination, reclassification or similar change in the capital structure of the Company (each, a “Capital Structure Change”) following the date hereof, the “Immediately Tradeable Shares”) ~~in the aggregate~~ (without duplication of the foregoing clauses (A) through (F)).

Any such Transfer described in clauses (C) through (G) shall not be subject to the prior written consent of the Conflicts Committee, but shall require prior written notice to the Company disclosing in reasonable detail the identity of the intended transferee.

(ii) Following the expiration of the Lockup Period, no Amneal Group Member shall, Transfer or agree to Transfer any shares of Company Common Stock to a Person or group (as such term is used in Section 13(d) of the Exchange Act), except for Transfers:

(A) in a registered offering pursuant to the procedures described in Article V (including, for the avoidance of doubt, the resale of shares of Company Common Stock by Amneal Group registered pursuant to the Shelf Registration Statement, once declared effective under the Securities Act);

(B) in open market sales pursuant to, if available, Rule 144 under the Securities Act; provided, however, that Amneal Group may not, in the aggregate, Transfer more than fifteen percent (15%) of the outstanding Class A Common Stock pursuant to this Section 4.1(b)(ii)(B) in any twelve (12)-month period without the approval of the Conflicts Committee;

(C) in one or more privately negotiated sales exempt from the registration requirements of the Securities Act (a “PIPE Transaction”); provided, however, that Amneal Group may not, in the aggregate, Transfer more than fifteen percent (15%) of the outstanding Class A Common Stock pursuant to this Section 4.1(b)(ii)(C) in any twelve (12)-month period without the approval of the Conflicts Committee;

(D) permitted by clauses (A) through (F) of Section 4.1(b)(i); or

(E) in accordance with the prior written consent of the Conflicts Committee.

(iii) Following the expiration of the Lockup Period (other than any Transfer permitted by causes (A) through (F) of Section 4.1(b)(i)), no Amneal Group Member shall, without the prior written consent of the Conflicts Committee, Transfer or agree to Transfer any shares of Company Common Stock to a Person or group (as such term is used in Section 13(d) of the Exchange Act) (i) if such Person or group would beneficially own in excess of fifteen percent (15%) of the voting power of the outstanding shares of Company Common Stock following such Transfer or (ii) to any such Person or group who, prior to such Transfer, beneficially owned fifteen percent (15%) or more of the outstanding Company Common Stock; provided, that such restrictions shall not apply to Transfers to such a Person or group if each of the following conditions are satisfied: such transferee (A) has filed a Schedule 13G under the Exchange Act with respect to the Company and has not subsequently filed a Schedule 13D under the Exchange Act that remains in effect with respect to the Company or (B) is an institutional investor, pension fund, foundation, sovereign wealth fund, real estate fund, mutual fund, index fund or other similar passive investor that invests in securities similar to the Class A Common Stock and has not filed a Schedule 13D with regard to the Company; and provided, further, that the restrictions set forth in this Section 4.1(b)(iii) shall not apply to a Transfer (x) consisting of a block trade executed at prevailing market prices obtainable at the time of such transfer through brokers in transactions on the NYSE, provided that the Amneal Group Member does not know or have good reason to believe that such Transfer would result in a Transfer of Class A Common Stock representing a number of shares equal to fifteen percent (15%) or more of the outstanding shares of Class A Common Stock to any such Person or group that has filed a Schedule 13D with regard to the Company that remains in effect, (y) to or by one or more underwriters in connection with an underwritten offering, including a block trade or a widely distributed public offering, so long as the Amneal Group Member does not know or have good reason to believe that such offering would result in a Transfer of Class A Common Stock representing a number of shares equal to fifteen percent (15%) or more of the outstanding shares of Class A Common Stock to any Person or group that has filed a Schedule 13D with regard to the Company, or (z) effected through a widely distributed public offering.

(c) Transfers to Affiliates. The foregoing Section 4.1(b) shall not apply to any Transfer by an Amneal Group Member, at any time, of all or any portion of its Company Common Stock to an Affiliate of Amneal Group; provided, that prior to any such Transfer, such Affiliate agrees in a writing reasonably acceptable to the Company to be bound by the terms of this Agreement as a party hereto in the position of an Amneal Group Member. Any such Transfer to an Affiliate of Amneal Group shall not be subject to the prior written consent of the Conflicts Committee.

(d) Standstill.

(i) Except as set forth in Section 4.1(d)(ii) and Section 4.1(d)(iii), until the earlier of (x) the third (3rd) anniversary of the Closing Date and (y) such time as Amneal Group beneficially owns shares of Company Common Stock representing less than twenty percent (20%) of the outstanding shares of Company Common Stock, Amneal Group shall not, without the prior written consent of the Conflicts Committee, directly or indirectly, alone or in concert with any other Person (including assisting or forming a group within the meaning of Section 13(d)(3) of the Exchange Act or participating with or knowingly encouraging other persons to form such a group), in any manner:

(A) acquire or publicly offer or publicly propose to effect, or publicly announce any intention to effect any acquisition of beneficial ownership of Company Common Stock (including in derivative form) or any tender or exchange offer, merger, consolidation, business combination or other similar transaction involving the Company or any of its Subsidiaries that would result in the acquisition of beneficial ownership of Company Common Stock (including in derivative form);

(B) publicly seek a change in the composition or size of the Company Board, except in furtherance of the provisions of this Agreement;

(C) deposit any Company Common Stock (other than in connection with Transfers to Affiliates) into a voting trust or subject any Company Common Stock to any proxy, arrangement or agreement with respect to the voting of such securities or other agreement having a similar effect, in any such case which conflicts with Amneal Group’s obligations under Section 3.5;

(D) publicly initiate, publicly propose or publicly announce any intention to participate in any “solicitation” of “proxies” to vote (as such terms are defined in Regulation 14A under the Exchange Act) with respect to the election of the Non-Amneal Directors or the removal of any Non-Amneal Director or publicly become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to the election of the Non-Amneal Directors or the removal of any Non-Amneal Director; or

(E) call for, or initiate, propose or requisition a call for, any general or special meeting of the Company’s stockholders in furtherance of the actions described in subclause (D).

(ii) Notwithstanding the foregoing Section 4.1(d)(i),

(A) if at any time the Amneal Group Representative loses the right to designate one or more Amneal Designees pursuant to Article III as a result of issuances of Company Securities by the Company, Amneal Group shall be permitted to acquire up to the number of shares of Company

Common Stock that is the number of shares of Company Common Stock required to cause the Amneal Group Representative to regain the right to designate such number of Amneal Designee(s) that the Amneal Group Representative was entitled to designate as of immediately prior to such issuance, plus one percent (1%) of the outstanding shares of Company Common Stock; and

(B) if at any time the Amneal Group Representative loses the right to designate one or more Amneal Designees pursuant to Article III as a result of Transfers by any Amneal Group Member of beneficial ownership of shares of Company Common Stock, the other Amneal Group Members shall be permitted to acquire collectively up to the number of shares of Company Common Stock that is the number of shares of Company Common Stock required to cause the Amneal Group Representative to regain the right to designate such number of Amneal Designee(s) that the Amneal Group Representative was entitled to designate as of immediately prior to such Transfer, plus one percent (1%) of the outstanding shares of Company Capital Stock.

(iii) The foregoing Section 4.1(d)(i) shall not prohibit:

(A) Amneal Group from acquiring Company Common Stock by way of stock splits or stock dividends paid by the Company to all holders of Company Common Stock on a pro rata basis;

(B) acquisitions of Company Common Stock by Affiliates of Amneal Group pursuant to Transfers permitted by Section 4.1(c);

(C) acquisitions of Company Common Stock pursuant to Section 4.3; or

(D) Amneal Group from acquiring Company Common Stock pursuant to and in accordance with the terms of the Amneal Pharmaceuticals LLC Agreement.

(e) Legend. Any stock certificates representing the Company Common Stock held by Amneal Group Members shall include a legend referencing the transfer restrictions set forth herein and in the Company’s Charter.

(f) Buyout Transaction. Any proposal by any Amneal Group Member to acquire in a transaction or series of related transactions reasonably expected to result in the acquisition of all of the Company Common Stock held by Other Stockholders must be subject to (i) the review, evaluation and prior written consent of the Conflicts Committee and (ii) for so long as Amneal Group beneficially owns more than thirty seven and one half percent (37.5%) of the outstanding shares of Company Common Stock, a non-waivable condition that a majority of the voting power of the outstanding shares of Company Common Stock held by Other Stockholders approve the transaction (or equivalent tender offer condition).

4.2 Related Party Transactions.

(a) All proposed Related Party Transactions contemplated by the Transaction Documents between the Company and any Amneal Group Member have been approved by the Company Board in connection with its approval of this Agreement. Any material amendments to or material modifications or terminations of or material waivers, consents or elections under any Related Party Transactions contemplated by the Transaction Documents shall require the prior written consent of the Conflicts Committee if such Related Party Transactions (absent the application of the immediately preceding sentence) would require the prior written consent of the Conflicts Committee under the Conflicts Committee Charter. The prior written consent of the Conflicts Committee shall be required with respect to (i) any material amendments or modifications or terminations of any of the Transaction Documents (including, for the avoidance of doubt, the schedules thereto) and (ii) any material waivers, consents (other than any consents of the managing member of Amneal Pharmaceuticals LLC contemplated by the Amneal Pharmaceuticals LLC Agreement where no Amneal Group Member is a counterparty to or beneficiary of the matter in question and such matter would not otherwise require the prior written consent of the Conflicts Committee under this Section 4.2(a)) or elections of the Company’s or Amneal Pharmaceuticals LLC’s rights under any of the Transaction Documents (including, for the avoidance of doubt, the schedules thereto).

(b) All Related Party Transactions that are not contemplated by the Transaction Documents shall require the prior written consent of the Conflicts Committee if such Related Party Transactions would require the prior written consent of the Conflicts Committee under the Conflicts Committee Charter.

4.3 Participation Rights.

(a) To the extent permitted under NYSE rules, the Company hereby grants to Amneal Group the right to purchase the Pro Rata Portion of any Company Securities (other than any Excluded Securities) that the Company may from time to time propose to issue or sell to any Person, which right shall be exercisable by the Amneal Group Representative on behalf of Amneal Group. For purposes of this Section 4.3, “Excluded Securities” means Company Securities issued in connection with: (i) a grant to any existing or prospective consultants, employees, officers or directors pursuant to any stock option, restricted stock award, restricted stock unit, performance share, employee stock purchase or similar equity-based plans or other compensation agreement or arrangement; (ii) any acquisition by the Company of the stock, assets, properties or business of any Person; (iii) a stock split, stock dividend or any similar recapitalization affecting the number of outstanding shares of stock or securities; (iv) any issuance of shares of Class A Common Stock or Class B-1 Common Stock upon a Redemption (as defined in the Amneal Pharmaceuticals LLC Agreement) of Amneal Units held by any Amneal Group Member or (v) any issuance of warrants or other similar rights to purchase Company Common Stock to lenders or other institutional investors in any arm’s length transaction providing debt financing to the Company or any of its Subsidiaries. For the avoidance of doubt, to the extent stockholder approval is required under the NYSE rules for the issuance or sale of Company Securities as provided in this Section 4.3, (x) the Company may issue or sell Company Securities to such other Persons prior to obtaining such stockholder approval in accordance with Section 4.3(d) (to the extent no stockholder approval is required for the issuance or sale of Company Securities to such other Persons), and (y) the Company shall use its reasonable best efforts to obtain such approval, and after receipt of such approval the Company shall issue or sell the Company Securities (if any) that any Amneal Group Member has irrevocably elected to purchase to such Amneal Group Member, on the terms set forth in the relevant Issuance Notice.

(b) The Company shall give written notice (an “Issuance Notice”) of any proposed issuance or sale described in Section 4.3(a) to Amneal Group within five (5) Business Days following any meeting of the Company Board at which any such issuance or sale is approved or, if the approval of the Company Board is not required in connection with such issuance or sale, no less than ten (10) Business Days prior to the date of the proposed issuance or sale. The Issuance Notice shall, if applicable, be accompanied by a written offer from any prospective purchaser seeking to purchase Company Securities and shall set forth the material terms and conditions of the proposed issuance, including:

(i) the number and class of the Company Securities to be issued and the percentage of the outstanding shares of capital stock of the Company such issuance would represent;

(ii) the proposed issuance date, which shall be at least ten (10) Business Days from the date of the Issuance Notice; and

(iii) the proposed purchase price per Company Security.

(c) Amneal Group shall for a period of ten (10) Business Days following the receipt of an Issuance Notice have the right to elect irrevocably to purchase the Pro Rata Portion of the Company Securities at the purchase price set forth in the Issuance Notice by delivering a written notice to the Company, which right shall be exercisable on behalf of Amneal Group by the Amneal Group Representative. If, at the termination of such ten (10) Business Day period, the Amneal Group Representative shall have failed to deliver such notice to the Company, Amneal Group shall be deemed to have waived all of its rights under this Section 4.3 with respect to the purchase of such Company Securities. The closing of any purchase by the Amneal Group Representative shall be consummated concurrently with the consummation of the issuance or sale described in the Issuance Notice; provided, however, that the closing of any purchase by the Amneal Group Representative may be extended beyond the closing of the transaction in the Issuance Notice to the extent necessary to obtain any required approval or consent of a Governmental Entity or any other third party (and the Company and Amneal Group shall use their respective reasonable best efforts to obtain such approvals).

(d) Upon the expiration of the ten (10) Business Day period described in Section 4.3(c), the Company shall be free to sell such Company Securities that the Amneal Group Representative has not elected irrevocably to purchase on terms and conditions no more favorable to the purchasers thereof than those offered to Amneal Group in the Issuance Notice delivered in accordance with Section 4.3(b).

ARTICLE V

REGISTRATION RIGHTS

5.1 Shelf Registration Statement. Prior to the Closing, the Amneal Group Representative and Impax shall jointly prepare, and Impax shall cause the Company to file with the SEC (no later than five (5) Business Days following the later of (i) the date on which the Registration Statement on Form S-4, to be jointly prepared by Amneal and Impax and filed by the Company in accordance with Section 6.01 of the Transaction Agreement (the “Form S-4 Registration Statement”), is declared effective by the SEC and (ii) the date that Impax has received all information reasonably required from Amneal Group for inclusion in the Shelf Registration Statement, to the extent such information was not previously included in the Form S-4 Registration Statement) a “shelf” registration statement on Form S-1 with the SEC with respect to resales of all Registrable Shares to be held by Amneal Group following the Closing in accordance with Rule 415 (together with any additional registration statements filed to register any Registrable Shares, the “Shelf Registration Statement”). Prior to the Closing, Impax shall use its reasonable best efforts to cause the Company to, and following the Closing the Company shall, use its reasonable best efforts to (i) cause the Shelf Registration Statement on Form S-1 filed pursuant to this Section 5.1 to be declared effective under the Securities Act as promptly as reasonably possible after filing with the SEC and (ii) maintain the effectiveness of (and availability for use of) such Shelf Registration Statement on Form S-1 (including by, without limitation, filing any post-effective amendments thereto or prospectus supplements in respect thereof) until a Shelf Registration Statement on Form S-3 has been declared effective pursuant to the below. Upon becoming eligible to use Form S-3, the Company shall promptly file a Shelf Registration Statement on Form S-3, which may be in the form of a post-effective amendment to the Shelf Registration Statement on Form S-1, covering all of the then Registrable Shares and will maintain the effectiveness of the Shelf Registration Statement on Form S-3 (or such comparable or successor form) then in effect until such time as there are no Registrable Shares. Notwithstanding the foregoing provisions of this Section 5.1, if the SEC prevents the Company from including on a registration statement any or all of the Registrable Shares to be registered pursuant to this Section 5.1 due to limitations on the use of Rule 415 of the Securities Act for the resale of Registrable Shares by Amneal Group (a “Rule 415 Limitation”), such registration statement shall register the resale of a number of Registrable Shares which is equal to the maximum number of shares as is permitted by the SEC, and the Company shall use its reasonable best efforts to register all such remaining Registrable Shares for resale as promptly as reasonably practicable in accordance with the applicable rules, regulations and guidance of the SEC. In such event, the number of Registrable Shares to be registered for each Amneal Group Member in such registration statement shall be reduced pro rata (i) first, among all Amneal Group Members and (ii) second, among purchasers of Company Common Stock in any Company-Assisted PIPE Transaction, in each case based on the proportion that the number of Registrable Shares held by such Amneal Group Member or shares held by such purchasers pursuant to such registration statement bears to the total number of Registrable Shares or shares held by such purchasers, as applicable, to be registered pursuant to such registration statement.

5.2 Blackout Periods. Notwithstanding anything in Section 5.1 to the contrary, the Company shall be entitled to postpone and delay the filing or effectiveness (but not the preparation) of any registration statement or the offer or sale of any Registrable Shares thereunder (i) for reasonable periods of time in advance of the release of the Company’s quarterly and annual financial results and (ii) for reasonable periods of time, not in excess of an aggregate of sixty (60) calendar days in any twelve (12)-month period and in no event more than two times in any twelve (12)-month period (any such postponement and delay permitted by this Section 5.2 being, a “Blackout Period”), if (A) the Conflicts Committee determines in its good faith judgment that any such filing or effectiveness of a registration statement or the offering or sale of any Registrable Shares thereunder would (1) materially impede, materially delay or otherwise materially interfere with any pending or proposed material acquisition, disposition, corporate reorganization or other similar material transaction involving the Company as to which the Company has taken substantial steps and is proceeding with reasonable diligence to effect, (2) materially adversely affect any registered underwritten public offering of the Company’s securities for the Company’s account as to which the Company has taken substantial steps (including, but not limited to, selecting a managing underwriter for such offering) and is proceeding with reasonable diligence to effect such offering, or (3) require disclosure of material non-public information which, in the reasonable discretion of the Board, acting in good faith, would have a material adverse effect on the business, operations or management of the Company or any of its Affiliates if disclosed at such time or (B) the Conflicts Committee determines in its good faith judgment that it is necessary to amend or supplement the affected registration statement or the related prospectus so that such registration statement or prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Company shall give written notice to each Amneal Group Member that holds Registrable Shares of its determination to postpone or delay the filing of such registration statement or other imposition of a Blackout Period and a general statement of the reason for such deferral and an approximation of the anticipated delay; provided, further, that in the event that the Company proposes to register shares of Class A Common Stock (other than in connection with a registered underwritten public offering of the Company’s securities for the Company’s account) during a Blackout Period, the Company shall not pursuant to this Section 5.2 be entitled to postpone or delay the filing or effectiveness of any registration statement or the offer or sale of any Registrable Shares during such Blackout Period. Upon notice by the Company to Amneal Group of any such determination, each Amneal Group Member shall, except as required by applicable Law, keep the fact of any such notice strictly confidential, and during any Blackout Period, promptly halt any offer, sale, trading or transfer by it of any shares of Class A Common Stock pursuant to the registration statement for the duration of the Blackout Period set forth in such notice (or until such Blackout Period shall be earlier terminated in writing by the Company) and promptly halt any use, publication, dissemination or distribution of any prospectus or prospectus supplement covering such Registrable Shares for the duration of the Blackout Period set forth in such notice (or until such Blackout Period shall be earlier terminated in writing by the Company) and, if so directed by the Company, shall deliver to the Company any copies then in its possession of any such prospectus or prospectus supplement. A deferral of the filing or effectiveness of a registration statement or other imposition of a Blackout Period pursuant to this Section 5.2 shall be lifted as soon as practicable (and in no event later than the 46th calendar day in any 12-month period), and the Company shall promptly (and in any event within five (5) Business Days) notify each Amneal Group Member, upon the circumstances giving rise to such Blackout Period no longer being present.

5.3 Demand Underwritten Offerings.

(a) In the period following the expiration of the Lockup Period during which a Shelf Registration Statement covering the Registrable Shares is effective, if any Amneal Group Member (the “Participating Amneal Members”) delivers notice to the Company (such notice to be delivered no less than ten (10) Business Days prior to the date the underwriting agreement for any underwriting pursuant to this Section 5.3 is expected to be executed) stating that it intends to effect an underwritten public offering of all or part of its Registrable Shares included on the Shelf Registration Statement (a “Demand Underwritten Offering”), the Company shall use its reasonable best efforts to amend or supplement the Shelf Registration Statement or related prospectus as may be necessary in order to enable such Registrable Shares to be distributed pursuant to the underwritten offering. Amneal Group shall only be entitled to offer and sell its Registrable Shares pursuant to a Demand Underwritten Offering if the aggregate amount of Registrable Shares to be offered and sold in such offering by the

Participating Amneal Members are reasonably expected to result in aggregate gross proceeds (based on the current market price of the number of Registrable Shares to be sold) of not less than $75 million.

(b) Notwithstanding anything set forth herein to the contrary, following the Closing, (i) no Demand Underwritten Offering may be requested prior to the expiration of the Lockup Period, (ii) the Company may delay the commencement of any Demand Underwritten Offering for the same reasons as the Company may institute a Blackout Period prior to the commencement of any marketing efforts or “road shows” by the Company or the underwriters in connection with such Demand Underwritten Offering, and (iii) Amneal Group, collectively, shall have the right to request no more than an aggregate of two (2) Demand Underwritten Offerings or Company-Assisted PIPE Transactions in any twelve (12)-month period (other than the first Company-Assisted PIPE Transaction in any such twelve (12)-month period). Any request for a Demand Underwritten Offering under this Section 5.3 may be revoked or withdrawn upon written notice by the Participating Amneal Members to the Company; provided, that any such Demand Underwritten Offering withdrawn or not consummated for any reason shall be counted toward the total of two (2) Demand Underwritten Offerings or Company-Assisted PIPE Transactions permitted to be requested in any twelve (12)-month period; provided, however, that no revoked or withdrawn Demand Underwritten Offering or Company-Assisted PIPE Transaction shall be counted for determining the number of Demand Underwritten Offerings or Company-Assisted PIPE Transactions requested in any twelve (12)-month period if (1) Amneal Group reimburses the Company for all of its out-of-pocket costs and expenses incurred in connection with any such revoked or withdrawn Demand Underwritten Offering or Company-Assisted PIPE Transaction incurred through the date of such revocation or withdrawal and (2) such revocation or withdrawal shall have been made prior to the commencement of any marketing efforts or “road shows” by the Company or the underwriters in connection with such Demand Underwritten Offering or Company-Assisted PIPE Transaction; provided, further, that the Participating Amneal Members shall be entitled, at any time after receiving notice of the imposition of any Blackout Period by the Company, to withdraw a request for a Demand Underwritten Offering or Company-Assisted PIPE Transaction and, if such request is withdrawn, such Demand Underwritten Offering or Company-Assisted PIPE Transaction shall not count toward the total of two (2) Demand Underwritten Offerings or Company-Assisted PIPE Transactions permitted to be requested in any twelve (12)-month period.

(c) In connection with any Demand Underwritten Offering or Company-Assisted PIPE Transaction, the managing underwriter or placement agent (if any) for such offering shall be selected by the Participating Amneal Members, subject to the prior approval of the Company (which approval shall not be unreasonably withheld, conditioned or delayed).

(d) The Company may include Company Common Stock other than Registrable Shares in a Demand Underwritten Offering for any accounts on the terms provided below. If the managing underwriter of any proposed Demand Underwritten Offering informs the Company and the Participating Amneal Members that, in its or their opinion, the number of Registrable Shares which such Participating Amneal Members and any other Persons intend to include in such offering exceeds the number which can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the Registrable Shares offered, then the Registrable Shares to be included in such underwritten offering shall be (i) first, if requested by the Company on behalf of TPG, the number of shares of Company Common Stock TPG proposes to sell equal to at least the lesser of (A) 50% of the dollar value of the shares of Company Common Stock to be sold in the Demand Underwritten Offering or (B) $150,000,000 of shares of Company Common Stock, (ii) second, and only if all the shares referred to in clause (i) have been included, the number of shares of Registrable Shares that the Participating Amneal Members propose to sell, with such number to be allocated pro rata (provided, that any securities thereby allocated to a Participating Amneal Member that exceed such a Participating Amneal Member’s request shall be reallocated among the remaining requesting a Participating Amneal Members in like manner) and (iii) third, and only if all the shares referred to in clause (ii) have been included, the number of shares of Company Common Stock proposed to be included therein by any other Persons (including Company Common Stock to be sold for the account of the Company) allocated among such Persons in such manner as the Company may determine.

(e) Amneal Group may request in writing that the Company provide assistance in connection with any PIPE Transaction proposed by Amneal Group (a “Company-Assisted PIPE Transaction”). Subject to the limitations on the number of Company-Assisted PIPE Transactions in Section 5.3(b), the Company shall cause its management to support the marketing of the Company Securities included in the Company-Assisted PIPE Transaction and make themselves reasonably available for assistance in the selling effort for such Company-Assisted PIPE Transaction, including, but not limited to, the participation of such members of the Company’s management in road show presentations and the execution of customary stock purchase agreements, engagement letters or ancillary documentation in connection therewith and making customary representations and warranties and covenants and delivering or causing the delivery thereunder of customary deliveries for the subject company in such transaction.

(f) Nothing in this Article V shall affect, supersede or otherwise modify any of the restrictions on Transfer set forth in Article IV or any other provision of this Agreement.

5.4 Piggyback Registration.

(a) Whenever the Company proposes to publicly sell or register for sale any of its securities in an underwritten offering pursuant to a registration statement (a “Piggyback Registration Statement”) under the Securities Act (other than a registration statement on Form S-8 or on Form S-4 or any similar successor forms thereto) (a “Piggyback Registration”), the Company shall give prompt written notice to Amneal Group of its intention to effect such sale or registration (the “Piggyback Registration Notice”) and, subject to Section 5.4(b), shall include in such transaction all Registrable Securities with respect to which the Company has received a written request from any Amneal Group Member for inclusion therein within fifteen (15) days after the receipt of the Company’s notice. The Company may postpone or withdraw the filing or the effectiveness of a Piggyback Registration at any time in its sole discretion, without prejudice to any Amneal Group Member’s right to immediately request a Demand Underwritten Offering hereunder.

(b) If the managing underwriter or underwriters of any proposed underwritten offering of Registrable Shares included in a Piggyback Registration informs the Company and the Amneal Group Members that have requested to participate in such offering that, in its or their opinion, the number of Registrable Shares which such Amneal Group Members and any other Persons intend to include in such offering exceeds the number which can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the Registrable Shares offered, then the Registrable Shares to be included in such underwritten offering shall be (i) first, if requested by the Company on behalf of TPG, the number of shares of Company Common Stock TPG proposes to sell equal to at least the lesser of (A) 50% of the dollar value of the shares of Company Common Stock to be sold in the Demand Underwritten Offering or $150,000,000 of shares of Company Common Stock, (ii) second, and only if all the shares referred to in clause (i) have been included, the shares of Class A Common Stock that the Company proposes to sell, (iii) third, and only if all the shares referred to in clause (ii) have been included, the number of Registrable Shares that, in the opinion of such managing underwriter or underwriters, can be sold without having such adverse effect, with such number to be allocated pro rata (A) first, among purchasers of Company Common Stock in any Company-Assisted PIPE Transaction and (B) second, among the Amneal Group Members, in each of (A) and (B), that have requested to participate in such offering based on the relative number of Registrable Shares then held by each such holder (provided, that any securities thereby allocated to an Amneal Group Member that exceed such Amneal Group Member’s request shall be reallocated among the remaining requesting Amneal Group Members in like manner) and (iv) fourth, and only if all of the Registrable Shares referred to in clause (iii) have been included in such Registration, any other securities eligible for inclusion in such offering.

(c) No registration of Registrable Shares effected pursuant to a request under this Section 5.4 shall be deemed to have been effected pursuant to Section 5.3 or shall relieve the Company of its obligations under Sections 5.1 through 5.3.

5.5 Registration Procedures.

(a) In connection with each registration statement prepared pursuant to this Article V pursuant to which Registrable Shares will be offered and sold, and in accordance with the intended method or methods of distribution of the Registrable Shares as described in such registration statement, the Company shall as expeditiously as reasonably possible:

(i) prepare and file with the SEC such registration statement on an appropriate registration form of the SEC and use reasonable best efforts to cause such registration statement to become effective under the Securities Act as promptly as reasonably practicable after the filing thereof, which registration statement shall comply as to form in all materials respects with the requirements of the applicable form and include all financial statements required by such form to be filed therewith; provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall furnish to one counsel selected by Amneal Group (which such counsel shall be confirmed to the Company in writing (the “Counsel”)) draft copies of all such documents proposed to be filed (other than any portion of any thereof which contains information for which the Company has sought confidential treatment) as far in advance as reasonably practicable prior to filing (and in any event at least five (5) Business Days prior to such filing or such shorter time period as may be agreed by the Amneal Group and the Company), which documents will be subject to the reasonable review and (except for exhibits) comment of the Amneal Group and the Counsel and the underwriters in connection with any underwritten offering, and the Company shall not file any amendment or supplement to the Form S-4 Registration Statement or the Shelf Registration Statement to which the Amneal Group or any such underwriters shall reasonably object;

(ii) furnish without charge to each Amneal Group Member and the underwriters, if any, at least one conformed copy of the registration statement and each post-effective amendment or supplement thereto (including all schedules and exhibits but excluding all documents incorporated or deemed incorporated therein by reference, unless requested in writing by any Amneal Group Member or an underwriter, except to the extent such exhibits and schedules are currently available via EDGAR and other than any portion of any thereof which contains information for which the Company has sought confidential treatment) and such number of copies of the registration statement and each amendment or supplement thereto (excluding exhibits and schedules) and the summary, preliminary, final, amended or supplemented prospectuses included in such registration statement as each Amneal Group Member or such underwriter may reasonably request in order to facilitate the public sale or other disposition of the Registrable Shares being sold by such Amneal Group Member (the Company hereby consents to the use in accordance with the U.S. securities laws of such registration statement (or post-effective amendment thereto) and each such prospectus (or preliminary prospectus or supplement thereto) by such Amneal Group Member and the underwriters, if any, in connection with the offering and sale of the Registrable Shares covered by such registration statement or prospectus);

(iii) keep such registration statement effective and updated (including the filing of a new registration statement upon the expiration of a prior one) with respect to the disposition of all Registrable Securities subject thereto until the date on which there are no Registrable Shares (the “Effective Period”), and prepare and file with the SEC such amendments, post-effective amendments and supplements to the registration statement and the prospectus as may be necessary to maintain the effectiveness of the registration for the Effective Period) and cause the prospectus (and any amendments or supplements thereto) to be filed with the SEC;

(iv) use its reasonable best efforts to register or qualify the Registrable Shares covered by such registration statement under such other securities or “blue sky” laws of such jurisdictions in the United States as are reasonably necessary, keep such registrations or qualifications in effect for so long as the registration statement remains in effect, and do any and all other acts and things which may be reasonably necessary to enable an Amneal Group Member or any underwriter to consummate the disposition of the Registrable Shares in such jurisdictions; provided, however, that in no event shall the Company be required to (A) qualify to do business as a foreign corporation in any jurisdiction where it would not, but for the requirements of this clause (iv), be required to be so qualified, (B) execute or file any general consent to service of process under the laws of any jurisdiction, (C) take any action that would subject it to service of process in suits other than those arising out of the offer and sale of the securities covered by the registration statement, or (D) subject itself to taxation in any jurisdiction where it would not otherwise be obligated to do so, but for this clause (iv);

(v) use its reasonable best efforts to cause all Registrable Shares covered by such registration statement to be listed (after notice of issuance) on the NYSE or on the principal securities exchange or interdealer quotation system on which Class A Common Stock is then listed or quoted;

(vi) promptly notify Amneal Group and the managing underwriter or underwriters in connection with any underwritten offering after becoming aware thereof, (A) when the registration statement or any related prospectus or any amendment or supplement thereto has been filed, and, with respect to the registration statement or any post-effective amendment, when the same has become effective, (B) of any request by the SEC or any U.S. state securities authority for amendments or supplements to the registration statement or the related prospectus or for additional information, (C) of the issuance by the SEC of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings for that purpose, (D) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Shares for sale in any jurisdiction or the initiation of any proceeding for such purpose, or (E) within the Effective Period of the happening of any event or the existence of any fact which makes any statement in the registration statement or any post-effective amendment thereto, prospectus or any amendment or supplement thereto, or any document incorporated therein by reference untrue in any material respect or which requires the making of any changes in the registration statement or post-effective amendment thereto or any prospectus or amendment or supplement thereto so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(vii) during the Effective Period, use its reasonable best efforts to obtain the withdrawal of any order enjoining or suspending the use or effectiveness of the registration statement or any post-effective amendment thereto or the lifting of any suspension of the qualification of any of the Registrable Shares for sale in any jurisdiction;

(viii) deliver to Amneal Group and the managing underwriters in connection with any underwritten offering copies of all correspondence between the SEC and the Company, its counsel or auditors and all memoranda relating to discussions with the SEC or its staff with respect to the registration statement (except to the extent such correspondence is currently available via EDGAR or relates to information subject to a confidential treatment request); provided that any such investigation shall not interfere unreasonably with the Company’s business;

(ix) provide and cause to be maintained a transfer agent and registrar for all Registrable Shares covered by such registration statement not later than the effective date of such registration statement;

(x) cooperate with Amneal Group and the managing underwriter or underwriters in connection with any underwritten offering to facilitate the timely preparation and delivery of certificates representing the Registrable Shares to be sold under the registration statement in a form eligible for deposit with the Depository Trust Corporation not bearing any restrictive legends (other than as required by the Depository Trust Corporation) and not subject to any stop transfer order with any transfer agent, and cause such Registrable Shares to be issued in such denominations and registered in such names as the managing underwriters in connection with any underwritten offering may request in writing or, if not an underwritten offering, in accordance with the instructions of the relevant Amneal Group Members, in each case at least two (2) Business Days prior to any sale of Registrable Shares;

(xi) in the case of a firm commitment underwritten offering, enter into, concurrently with the relevant Amneal Group Members, an underwriting agreement customary in form and substance (taking into account the Company’s prior underwriting agreements) for a firm commitment underwritten secondary offerings of the nature contemplated by the applicable registration statement;

(xii) obtain an opinion from the Company’s counsel and a “cold comfort” letter from the Company’s independent public accountants (and, if necessary, any other independent certified public accountants of any Subsidiary of the Company or of any business acquired by the Company for which financial statements and financial data is, or is required to be, included in the registration statement) in customary form and covering such matters as are customarily covered by such opinions and “cold comfort” letters in connection with an offering of the nature contemplated by the applicable registration statement;

(xiii) provide to the Counsel and to the managing underwriters in connection with any underwritten offering and no later than the time of filing of any document which is to be incorporated by reference into the registration statement or prospectus (after the initial filing of such registration statement), copies of any such document;

(xiv) cause its management to use commercially reasonable efforts to support the marketing of the Registrable Shares covered by a Demand Underwritten Offering or Company-Assisted PIPE Transaction and make themselves reasonably available for assistance in the selling effort covered by such transactions, including, but not limited to, the participation of such members of the Company’s management in road show presentations; and

(xv) otherwise comply with all applicable rules and regulations of the SEC and any applicable national securities exchange.

(b) In the event that the Company would be required, pursuant to Section 5.5(a)(vi)(E) to notify Amneal Group or the managing underwriter or underwriters in connection with any underwritten offering of the occurrence of any event specified therein, the Company shall, subject to Section 5.5(c), as promptly as practicable, prepare and furnish to Amneal Group and to each such underwriter a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to purchasers of Registrable Shares that have been registered pursuant to this Agreement, such prospectus shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each Amneal Group Member agrees that, upon receipt of any notice from the Company pursuant to Section 5.5(a)(vi)(C), Section 5.5(a)(vi)(D) or Section 5.5(a)(vi)(E) hereof, it shall, and shall use all reasonable best efforts to cause any sales or placement agent or agents for the Registrable Shares and the underwriters, if any, to, forthwith discontinue disposition of the Registrable Shares until such Person shall have received notice from the Company that such offers and sales of the Registrable Shares may be resumed and, if applicable, such Person shall have received copies of such amended or supplemented prospectus and, if so directed by the Company, to destroy all copies, other than permanent file copies, then in its possession of the prospectus (prior to such amendment or supplement) covering such Registrable Shares as soon as practicable after the Amneal Groups Members’ receipt of such notice.

(c) In the case of any Demand Underwritten Offering or Piggyback Registration, all Registrable Shares to be included in such offering or registration, as the case may be, shall be subject to the applicable underwriting agreement and no Amneal Group Member may participate in such offering or registration unless such Amneal Group Member agrees to sell such Amneal Group Member’s securities on the basis provided therein and completes and executes all questionnaires, indemnities, underwriting agreements and other documents which must be executed in connection therewith, and provides such other information to the Company or the underwriter as may be reasonably requested to offer or register such Person’s Registrable Shares.

5.6 Obligations of Amneal Group.

(a) Amneal Group Information. Each Amneal Group Member shall furnish to the Company in writing such information (“Required Amneal Group Member Information”) regarding the Amneal Group Member, the

Registrable Shares held by it and its intended method of distribution of the Registrable Shares as the Company may from time to time reasonably request in writing, and shall execute such documents in connection with such registration as may reasonably be required to effect the registration, in order for the Company to comply with its obligations under all applicable securities and other laws and to ensure that the prospectus relating to such Registrable Shares, or any amendment or supplement to a registration statement or prospectus, conforms to the applicable requirements of the Securities Act and the rules and regulations thereunder. If an Amneal Group Member fails to provide the requested information or execute such documents in connection with such registration as may reasonably be required to effect the registration within five (5) Business Days of the receipt by the Amneal Group Member of such request, the Company shall be entitled to refuse to register such Amneal Group Member’s Registrable Shares in the applicable registration statement. Each Amneal Group Member shall notify the Company as promptly as practicable of any inaccuracy or change in any Required Amneal Group Member Information previously furnished by such Amneal Group Member to the Company or of the occurrence of any event, in either case as a result of which any prospectus relating to the Registrable Shares contains or would contain an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in connection with any registration, and promptly furnish to the Company any additional information required to correct and update such previously furnished Amneal Group Member Information or required so that such prospectus shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Filing Cooperation. Each Amneal Group Member agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any registration statement in which any Registrable Shares held by such Amneal Group Member are being included.

(c) Holdback.

(i) The Company shall not effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the ten days prior to and during the 90-day period beginning on the pricing date in connection with any Demand Underwritten Offering or a Piggyback Registration, except pursuant to any registrations on Form S-4 or Form S-8 or any successor form or unless the underwriters managing any such public offering otherwise agree.

(ii) If requested by the managing underwriter(s) for an underwritten offering (primary or secondary) of any equity securities (or securities convertible into or exchangeable or exercisable for equity securities) of the Company, each Amneal Group Member hereby agrees not to effect any Transfer of any Class A Common Stock (or securities convertible into or exchangeable or exercisable for Class A Common Stock), including any sale pursuant to Rule 144 under the Securities Act, and not to effect any Transfer of any other equity security of the Company (in each case, other than as part of such underwritten public offering) during the ten (10) days prior to, and during the 90-day period (or such shorter period as the managing underwriter(s) may permit in writing) beginning on, the effective date of the related registration statement (or date of the prospectus supplement if the offering is made pursuant to a “shelf” registration) pursuant to which such underwritten offering shall be made, provided that all of the Company’s executive officers and directors and any other holders of Class A Common Stock who are selling shares of Class A Common Stock in such underwritten offering enter into similar agreements for the same time period and on no less restrictive terms.

5.7 Expenses. Amneal Group shall bear all agent fees and commissions, underwriting discounts and commissions, and fees and disbursements of its counsel (including the Counsel) and its accountants in connection with any registration of any Registrable Shares pursuant to this Article V and any Company-Assisted PIPE Transaction. The Company shall bear all other fees and expenses in connection with any registration statement prepared, filed or caused to become effective pursuant to this Article V, including all registration and filing fees, all printing costs and all fees and expenses of counsel and accountants for the Company and its Subsidiaries.

5.8 Indemnification; Contribution.

(a) In the event any Registrable Shares are included in a registration statement contemplated by this Agreement, the Company shall, and it hereby agrees to, indemnify and hold harmless, or cause to be indemnified and held harmless, each Amneal Group Member and its respective officers, directors, employees and controlling Persons, if any, in any offering or sale of the Registrable Shares, against any losses, claims, damages or liabilities in respect thereof and expenses (including reasonable fees of counsel) (collectively, “Claims”), to which each such indemnified party may become subject, insofar as such Claims (including any amounts paid in settlement effected with the consent of the Company as provided herein), or actions or proceedings in respect thereof, arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement, or any preliminary or final prospectus contained therein, or any amendment or supplement thereto, or any document incorporated by reference therein, or arise out of or are based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and the Company shall, and it hereby agrees to, reimburse, upon request, each such Amneal Group Member for any legal or other out-of-pocket expenses reasonably incurred and documented by them in connection with investigating or defending any such Claims; provided, however, that the Company shall not be liable to any Amneal Group Member (or its officers, directors, employee and controlling Persons, if any) in any such case to the extent that any such Claims arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, or preliminary or final prospectus, or amendment or supplement thereto, in reliance upon and in conformity with the Required Amneal Group Member Information furnished to the Company in writing by such Amneal Group Member or on behalf of such Amneal Group Member by any Representative of the Amneal Group Member, expressly for use therein, that is the subject of the untrue statement or omission.

(b) In the event any Registrable Shares are included in a registration statement contemplated by this Agreement, each Amneal Group Member shall, and hereby agrees to, indemnify and hold harmless the Company and its officers, directors, employees and controlling Persons, if any, in any offering or sale of its Registrable Shares against any Claims to which each such indemnified party may become subject, insofar as such Claims (including any amounts paid in settlement as provided herein), or actions or proceedings in respect thereof, arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement, or any preliminary or final prospectus contained therein, or any amendment or supplement thereto, or any document incorporated by reference therein, or arise out of or are based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and each Amneal Group Member shall, and it hereby agrees to, reimburse the Company for any legal or other out-of-pocket expenses reasonably incurred and documented by the Company in connection with investigating or defending any such Claims, in each case only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with the Required Amneal Group Member Information furnished to the Company in writing by the Amneal Group Member or its Representative expressly for use therein that is the subject of the untrue statement or omission; provided, however, that the liability of each Amneal Group Member hereunder shall be limited to an amount equal to the dollar amount of the net proceeds received by such Amneal Group Member from the sale of Registrable Shares sold by such Amneal Group Member pursuant to such registration statement or prospectus.

(c) Amneal Group and the Company agree that if, for any reason, the indemnification provisions contemplated by Section 5.8(a) or Section 5.8(b) are unavailable to or are insufficient to hold harmless an indemnified party in respect of any Claims referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such Claims in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other hand, with respect to the applicable offering of securities. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or by such indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. If, however, the allocation in the first sentence of this Section 5.8(c) is not permitted by applicable law, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative faults, but also the relative benefits of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The parties hereto agree that it would not be just and equitable if contributions pursuant to this Section 5.8(c) were to be determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the preceding sentences of this Section 5.8(c). The amount paid or payable by an indemnified party as a result of the Claims referred to above shall be deemed to include (subject to the limitations set forth in Section 5.9) any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action, proceeding or claim. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Notwithstanding the foregoing, no Amneal Group Member shall be liable to contribute any amount in excess of the dollar amount equal to the sum of (i) the net proceeds received by such Amneal Group Member from the sale of Registrable Shares sold by such Amneal Group Member pursuant to such registration statement or prospectus, minus (ii) any amounts paid or payable by such Amneal Group Member pursuant to Section 5.8(b) (except in the case of fraud or willful misconduct).

5.9 Indemnification Procedures.

(a) If an indemnified party shall desire to assert any claim for indemnification provided for under Section 5.8 in respect of, arising out of or involving a Claim against the indemnified party, such indemnified party shall notify the Company or the Amneal Group Member, as the case may be (the “Indemnifying Party”), in writing of such Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Claim), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Claim Notice”) promptly after receipt by such indemnified party of written notice of the Claim; provided, however, that failure to provide a Claim Notice shall not affect the indemnification obligations provided hereunder except to the extent the Indemnifying Party shall have been materially prejudiced as a result of such failure. The indemnified party shall deliver to the Indemnifying Party, promptly after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Claim; provided, however, that failure to provide any such copies shall not affect the indemnification obligations provided hereunder except to the extent the Indemnifying Party shall have been materially prejudiced as a result of such failure.

(b) The Indemnifying Party shall have the right to assume the defense of any Claim for which indemnification is being sought, including the employment of counsel reasonably satisfactory to the indemnified party and the payment of all reasonable fees and expenses incurred in connection with defense thereof. Should the Indemnifying Party so elect to assume the defense of a Claim, the Indemnifying Party will not be liable to the indemnified party for legal expenses subsequently incurred by the indemnified party in connection with the defense thereof, unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; (2) the Indemnifying Party shall have failed promptly to assume the defense of such Claim and to employ counsel reasonably satisfactory to such indemnified party; or (3) such indemnified party shall have been advised by counsel that an actual or potential conflict of interest exists if the same counsel were to represent such indemnified party and the Indemnifying Party or any other indemnified party (in which case, if such indemnified party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Indemnifying Party); provided, that the Indemnifying Party shall not be liable for the fees and expenses of more than one separate firm of attorneys (in addition to not more than one local counsel that may be required in the opinion of such firm) at any time for all indemnified parties hereunder. If the Indemnifying Party assumes such defense, the indemnified party shall have the right to participate in defense thereof and to employ counsel, at its own expense (except as provided in the immediately preceding sentence), separate from the counsel employed by the Indemnifying Party. If the Indemnifying Party chooses to defend any Claim, the indemnified party shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Claim, and the indemnified party shall use reasonable best efforts to make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the Indemnifying Party shall have assumed the defense of a Claim, the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, such Claim without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld or delayed). The Indemnifying Party may pay, settle or compromise a Claim without the written consent of the indemnified party, so long as such settlement includes (i) an unconditional release of the indemnified party from all liability in respect of such Claim, (ii) does not subject the indemnified party to any injunctive relief or other equitable remedy, and (iii) does not include a statement or admission of fault, culpability or failure to act by or on behalf of any indemnified party.

5.10 Rule 144. The Company will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Company is not required to file such reports, will, upon the request of Amneal Group, make publicly available other information) and will take such further action as any Amneal Group Member may reasonably request, all to the extent required from time to time to enable each Amneal Group Member to sell Class A Common Stock without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such rule may be amended from time to time or (ii) any similar rule or regulation hereafter adopted by the SEC. Upon the reasonable request of any Amneal Group Member, the Company will deliver to such parties a written statement as to whether it has complied with such requirements and will, at its expense, forthwith upon the request of any such Amneal Group Member, deliver to such Amneal Group Member a certificate, signed by the Company’s principal financial officer, stating (a) the Company’s name, address and telephone number (including area code), (b) the Company’s Internal Revenue Service identification number, (c) the Company’s SEC file number, (d) the number of shares of each class of capital stock outstanding as shown by the most recent report or statement published by the Company, and (e) whether the Company has filed the reports required to be filed under the Exchange Act for a period of at least ninety (90) days prior to the date of such certificate and in addition has filed the most recent annual report required to be filed thereunder.

5.11 Preservation of Rights. The Company will not (i) grant any registration rights to third parties which are more favorable than or inconsistent with the rights granted hereunder or (ii) enter into any agreement, take any action, or permit any change to occur, with respect to its securities that violates or subordinates the rights expressly granted to Amneal Group in this Agreement. Notwithstanding the foregoing, the Company is hereby expressly permitted to grant the registration rights contemplated by Section 2 of that certain letter agreement, dated as of the date hereof, between the Company and TPG.

5.12 Transfer of Registration Rights. The rights of each Amneal Group Member under this Agreement may be assigned to any direct or indirect transferee of an Amneal Group Member permitted under this Agreement who agrees in writing to be subject to and bound by all the terms and conditions of this Agreement. In furtherance of the foregoing and in lieu of an assignment of rights pursuant to the foregoing sentence, if requested by any Amneal Group Member in connection with any such Transfer by an Amneal Group Member, the Company will enter into one or standalone registration rights agreements for the benefit of such direct or indirect transferee providing for registration rights that are substantially consistent with the rights of such Amneal Group Member under this Agreement.

ARTICLE VI

FINANCIAL AND OTHER INFORMATION

Unless otherwise expressly provided, each of the covenants and agreements in this Article VI shall terminate at the end of the fiscal year of the Company in which the Trigger Date occurs:

6.1 Exchange of Information. Until the end of the fiscal year of the Company in which the Trigger Date occurs, each of the members of Amneal Group and the Company Group, on behalf of itself and the other members of its respective Group, agrees to use commercially reasonable efforts to provide, or cause to be provided, to the other, at any time after the date hereof, as soon as reasonably practicable after written request therefor, any Information in the possession or under the control of such respective Group which the requesting party reasonably needs to comply with reporting, disclosure or filing requirements imposed on the requesting party or a member of its Group (including under applicable securities or Tax Laws) by a Governmental Entity having jurisdiction over the requesting party or such member of its Group; provided, however, that in the event that any Party determines that any such provision of Information could be commercially detrimental, violate any Law or agreement, or waive any attorney-client privilege, the Parties shall take reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence. In connection therewith, each Party shall use its commercially reasonable efforts to respond to reasonable requests from the other Party for information regarding the Information delivered pursuant to this Section 6.1 and, if requested, shall make appropriate personnel available to discuss such Information.

6.2 Ownership of Information. Any Information owned by one Group that is provided to a requesting Party pursuant to Section 6.1 shall be deemed to remain the property of the providing Group. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such Information.

6.3 Compensation for Providing Information. In connection with Information exchanged pursuant to Section 6.1, the Party requesting Information agrees to reimburse the other Party for the reasonable, documented out-of-pocket costs, if any, of creating, gathering and copying such Information or otherwise performing, to the extent that such costs are incurred for the benefit of the requesting Party. Except as may be otherwise specifically provided elsewhere in this Agreement, or in any other agreement between the Parties, such costs shall be computed in accordance with the providing Party’s standard methodology and procedures.

6.4 Record Retention. To facilitate the possible exchange of Information pursuant to this Article VI and other provisions of this Agreement, Amneal Group and the Company agree to use their reasonable best efforts to retain all Information in their respective possession or control in accordance with the policies of Amneal Group as in effect on the date of the Closing, to the extent such policies are communicated in writing to the Company reasonably in advance, or such other policies as may be reasonably adopted by the appropriate Party after the date hereof. Neither Party will destroy, or permit any of its Subsidiaries to destroy, any Information which the other Party may have the right to obtain pursuant to this Agreement prior to the fifth anniversary of the date of the Closing without first using its reasonable best efforts to notify the other Party of the proposed destruction and giving the other Party the opportunity to take possession of such Information prior to such destruction; provided, however, no Party will destroy, or permit any of its Subsidiaries to destroy, any Information required to be retained by applicable Law.

6.5 Production of Witnesses; Records; Cooperation.

(a) Except in the case of an adversarial Action by one Party against another Party, each member of Amneal Group and the Company shall use its reasonable best efforts to make available to each other Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any Action in which the requesting Party may from time to time be involved. The requesting Party shall bear all costs and expenses in connection therewith.

(b) Without limiting the foregoing, Amneal Group and the Company shall cooperate and consult to the extent reasonably necessary with respect to any Actions.

(c) In connection with any matter contemplated by this Section 6.5, Amneal Group and the Company intend to and will maintain any applicable attorney-client privilege, work product doctrine, and other applicable privileges, doctrines, or immunities of any member of any Group.

6.6 Privilege. To the fullest extent permitted by law, the provision of any information pursuant to this Article VI shall not be deemed a waiver of any privilege, including privileges arising under or related to the attorney-client privilege or any other applicable privilege (a “Privilege”). Neither the Company or any member of the Company Group nor any member of Amneal Group will be required to provide any information pursuant to this Article VI if the provision of such information would serve as a waiver of any Privilege afforded such information.

ARTICLE VII

MISCELLANEOUS

7.1 Corporate Power. Each member of Amneal Group represents on behalf of itself and the Company represents on behalf of itself, as follows:

(a) each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby; and

(b) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof.

7.2 Confidentiality.

(a) Company Confidential Information. For a period of four (4) years following the Closing Date, subject to Section 7.2(c) and except as contemplated by this Agreement or any Transaction Document, Amneal Group shall not, and shall cause its Subsidiaries and their respective officers, directors, employees, and other agents and representatives (collectively, “Representatives”), not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person, other than its Representatives or its Affiliates who reasonably need to know such information in providing services to any member of Amneal Group, any Company Confidential Information. If any disclosures are made in connection with providing services to any member of Amneal Group under this Agreement or any Transaction Document, then the Company Confidential Information so disclosed shall be disclosed solely to the extent necessary to perform such services. Amneal Group shall use the same degree of care to prevent and restrain the unauthorized use or disclosure of the Company Confidential Information by any of their Representatives as they currently use for their own confidential information of a like nature, but in no event less than a reasonable standard of care. For purposes of this Section 7.2(a), any Information relating to the business currently or formerly conducted, or proposed to be conducted, by any member of the Company Group furnished to or in the possession of any member of Amneal Group, irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by any member of Amneal Group or their respective officers, directors and Affiliates, that contain or otherwise reflect such Information is hereinafter referred to as “Company Confidential Information.” Company Confidential Information does not include, and there shall be no obligation hereunder with respect to, information that (i) is or becomes generally available to the public, other than as a result of a disclosure by any Amneal Group Member not otherwise permissible hereunder, (ii) Amneal Group can demonstrate was or became available to any Amneal Group Member from a source other than the Company or its Affiliates or (iii) is developed independently by an Amneal Group Member without reference to the Company Confidential Information; provided, however, that, in the case of clause (ii), the source of such information was not known by such member of Amneal Group to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, any member of the Company Group with respect to such information. In the event any Amneal Group Member receives Company Confidential Information after the Trigger Date, Amneal Group shall keep and shall cause its Representatives to keep such Company Confidential Information confidential for the period of one (1) year following the date such Company Confidential Information was disclosed to Amneal Group.

(b) Amneal Confidential Information. For a period of four (4) years following the Closing Date, subject to Section 7.2(c) and except as contemplated by this Agreement or any Transaction Document, the Company shall not, and shall cause its Affiliates and their respective Representatives, not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person, other than its Representatives or its Affiliates who reasonably need to know such information in providing services to the Company or any member of the Company Group, any Amneal Confidential Information. If any disclosures are made in connection with providing services to any member of the Company Group under this Agreement or any Transaction Document, then the Amneal Confidential Information so disclosed shall be disclosed solely to the extent necessary to perform such services. The Company Group shall use the same degree of care to prevent and restrain the unauthorized use or disclosure of the Amneal Confidential Information by any of their Representatives as they currently use for their own confidential information of a like nature, but in no event less than a reasonable standard of care. For purposes of this Section 7.2(b), any Information relating to the businesses currently or formerly conducted, or proposed to be conducted, by Amneal Group or any of their respective Affiliates (other than any member of the Company Group) furnished to or in the possession of any member of the Company Group, irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by the Company, any member of the Company Group or their respective officers, directors and Affiliates, that contain or otherwise reflect such Information is hereinafter referred to as “Amneal Confidential Information.” Amneal Confidential Information does not include, and there shall be no obligation hereunder with respect to, information that (i) is or becomes generally available to the public, other than as a result of a disclosure by any member of the Company Group not otherwise permissible hereunder, (ii) the Company can demonstrate was or became available to any member of the Company Group from a source other than Amneal Group or its Affiliates or (iii) is developed independently by a member of the Company Group without reference to the Amneal Confidential Information; provided, however, that, in the case of clause (ii), the source of such information was not known by a member of the Company Group to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, any member of Amneal Group with respect to such information. In the event any member of the Company Group receives Amneal Confidential Information after the Trigger Date, the Company shall keep and shall cause its Representatives to keep such Amneal Confidential Information confidential for the period of one (1) year following the date such Amneal Confidential Information was disclosed to the Company Group.

(c) If Amneal Group or its Affiliates, on the one hand, or the Company or its Affiliates, on the other hand, are requested or required (by oral question, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) by any Governmental Entity or pursuant to applicable Law or stock exchange requirements to disclose or provide any Company Confidential Information or Amneal Confidential Information, as applicable, the Person receiving such request or demand, or so required by applicable Law or stock exchange requirements, shall, to the extent practicable and legally permissible, promptly provide the other Party with advance written notice of such request, demand or requirement and will reasonably cooperate other Party (at such other Party’s sole expense) with the other Party’s efforts to seek confidential treatment of any Confidential Information to be disclosed and/or to obtain a protective order narrowing the scope of disclosure. Confidential Information that is disclosed pursuant to this Section 7.2(c) will remain otherwise subject to the confidentiality and non-use provisions set forth herein. Subject to the foregoing, the Party that received such request or demand may thereafter disclose or provide any Company Confidential Information or Amneal Confidential Information, as the case may be, only to the extent required by such Law or stock exchange requirement (as so advised by counsel) or by lawful process or such Governmental Entity.

7.3 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any applicable principles of conflict of laws that would cause the Laws of another State to otherwise govern this Agreement. The Parties agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any Party or any of its Affiliates or against any Party or any of its Affiliates) shall be heard and determined exclusively in the Delaware Court of Chancery; provided, that if the Delaware Court of Chancery does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in the Superior Court of the State of Delaware (Complex Commercial Division); provided, further, that if subject matter jurisdiction over the matter that is the subject of the Action is vested exclusively in the federal courts of the United States of America, such Action shall be heard in the United States District Court for the District of Delaware. Consistent with the preceding sentence, each of the Parties hereby (i) submits to the exclusive jurisdiction of such courts for the purpose of any Action arising out of or relating to this Agreement brought by any Party; (ii) agrees that service of process will be validly effected by sending notice in accordance with Section 7.5; (iii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above named courts; and (iv)  agrees not to move to transfer any such Action to a court other than any of the above-named courts.

7.4 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HEREBY (A) CERTIFIED THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.4.

7.5 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given, delivered and/or provided (a) when delivered personally, by facsimile (which is confirmed by a printed confirmation produced by the sending machine) or by e-mail of a .pdf attachment (for which a confirmation email is obtained), or (b) on the next Business Day when dispatched for overnight delivery by Federal Express or a similar courier, in either case, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Amneal Group, to:

Amneal Holdings, LLC

c/o AE Companies, LLC

995 Route 202/206

Bridgewater, NJ 08807

Attention: Chirag Patel

Email: chiragp@aecollc.com

and

Amneal Holdings, LLC

520 Newport Center Drive

Newport Beach, CA 92660

Attention: Edward G. Coss

Email: edc@tarsadia.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

885 3rd Ave

New York, NY 10022

Attention: Charles K. Ruck; R. Scott Shean

Email: charles.ruck@lw.com; scott.shean@lw.com

If to the Company, to:

Amneal Pharmaceuticals, Inc.

400 Crossing Boulevard, Third Floor

Bridgewater, New Jersey 08807

Attn: General Counsel

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: Francis J. Aquila

Email: aquilaf@sullcrom.com

7.6 Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable Law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the Parties shall be construed and enforced accordingly.

7.7 Entire Agreement. This Agreement (including the annexes, exhibits and letters hereto) and the Transaction Documents constitute the entire agreement, and supersede all other prior agreements and understandings (both written and oral), among the Parties with respect to the subject matter hereof and thereof.

7.8 Assignment; No Third-Party Beneficiaries. This Agreement shall not be assigned by any of the Parties without the prior written consent of the other Parties; provided, that notwithstanding the foregoing, each Amneal Group Member shall be entitled to assign such Amneal Group Member’s rights and obligations (i) under this Agreement, collectively, in connection with any Transfer of shares of Company Common Stock permitted under Section 4.1(b)(i)(E), Section 4.1(b)(i)(F) or Section 4.1(c) (in which case such transferee shall, prior to any such Transfer, agree in a writing reasonably acceptable to the Company to be bound by the terms of this Agreement as a party hereto in the position of an Amneal Group Member) or (ii) under Article V (Registration Rights), in connection with any Transfer of Registrable Shares. This Agreement is for the sole benefit of the Parties to this Agreement and the members of their respective Group and their permitted successors and assigns, including any transferee in a Permitted Transfer (as defined in the Amneal Pharmaceuticals LLC Agreement), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person or entity (other than the Conflicts Committee, which is an intended third party beneficiary of the covenants set forth in this Agreement) any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

7.9 Amendment; Waiver. No provision of this Agreement may be amended or modified except by a written instrument signed by all the Parties to such agreement; provided, that any material amendment or modification of this Agreement shall require the prior written consent of the Conflicts Committee. Either Party may, in its sole discretion, waive any and all rights granted to it in this Agreement; provided, that no waiver by any Party of any provision hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving; provided, further, that any waiver of any or all of the Company’s rights granted under this Agreement shall require the prior written consent of the Conflicts Committee. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other subsequent breach.

7.10 Interpretations. When a reference is made in this Agreement to an Article, Section or Schedule, such reference shall be to an Article, Section or Schedule to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Any references in this Agreement to “the date hereof” refers to the date of execution of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to “this Agreement,” “hereof,” “herein,” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement and include any schedules, annexes, exhibits or other attachments to this Agreement. The word “or” shall be deemed to mean “and/or.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. The Parties have participated jointly in the negotiation and drafting of this Agreement with the assistance of counsel and other advisors and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement or interim drafts of this Agreement.

7.11 Privileged Matters.

(a) Each of the Parties agrees, on its own behalf and on behalf of its directors, officers, employees and Affiliates, that the law firms listed on Schedule 7.11(a) (the “Impax Law Firms”) may serve as counsel following consummation of the Transactions to the Company Group or any director, officer, employee or Affiliate of any member of the Company Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement, the other Transaction Documents or the Transactions notwithstanding any prior representation of Impax or any member of the Company Group by the Impax Law Firms. In connection with any representation expressly permitted pursuant to the prior sentence, Amneal Group hereby irrevocably waives and agrees not to assert any conflict of interest arising from or in connection with prior representation of Impax or any of its Affiliates by the Impax Law Firms. As to any privileged communications, or communications claimed to be privileged, in any form or format whatsoever between or among the Impax Law Firms, on the one hand, and Impax, the Company, any other member of the Company Group, or any of their respective directors, officers, employees or other representatives, on the other hand, prior to the Closing that relate to (i) the negotiation, documentation and consummation of the Transactions or any alternative transactions presented to or considered by Impax, the Company or any other member of the Company Group, or (ii) any dispute arising under this Agreement or the other Transaction Documents (collectively, the “Privileged Impax Communications”), Amneal Group, together with any of its Affiliates, successors or assigns, agrees that it and they may not use or rely on any of the Privileged Impax Communications in any action against or involving any of the other Parties after the Closing (other than in connection with any claim of fraud or any willful and material breach), absent an express waiver or consent by the pertinent member or members of the Company Group or a final determination by a court of law that the communication is not privileged.

(b) Each of the Parties agrees, on its own behalf and on behalf of its directors, officers, employees and Affiliates, that the law firms listed on Schedule 7.11(b) (the “Amneal Law Firms”) may serve as counsel following consummation of the Transactions to the Amneal Group or any director, officer, employee or Affiliate of any Amneal Group Member, in connection with any litigation, claim or obligation arising out of or relating to this Agreement, the other Transaction Documents or the Transactions notwithstanding any prior representation of Amneal Pharmaceuticals LLC or any of its Affiliates by the Amneal Law Firms. In connection with any representation expressly permitted pursuant to the prior sentence, Company Group hereby irrevocably waives and agrees not to assert any conflict of interest arising from or in connection with prior representation of Amneal Pharmaceuticals LLC or any of its Affiliates by the Amneal Law Firms. As to any privileged communications, or communications claimed to be privileged, in any form or format whatsoever between or among the Amneal Law Firms, on the one hand, and Amneal Pharmaceuticals LLC, any of its Affiliates (including any Amneal Group Member), or any of their respective directors, officers, employees or other representatives, on the other hand, prior to the Closing that relate to (i) the negotiation, documentation and consummation of the Transactions or any alternative transactions presented to or considered by Amneal or any other Amneal Group Member, or (ii) any dispute arising under this Agreement or the other Transaction Documents (collectively, the “Privileged Amneal Communications”), Company Group, together with any of its Affiliates, successors or assigns, agrees that it and they may not use or rely on any of the Privileged Amneal Communications in any action against or involving any of the other Parties after the Closing (other than in connection with any claim of fraud or any willful and material breach), absent an express waiver or consent by the pertinent member or members of the Amneal Group or a final determination by a court of law that the communication is not privileged.

7.12 Counterparts; Electronic Transmission of Signatures. This Agreement may be executed in any number of counterparts and by different Parties in separate counterparts, and delivered by means of electronic mail transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

7.13 Enforceable by the Conflicts Committee. All of the Company’s and Amneal Pharmaceuticals LLC’s rights under this Agreement and the other Transaction Documents may be enforced by the Conflicts Committee; provided that nothing in this Agreement shall require the Conflicts Committee to act on behalf of, or enforce any rights of, the Company or Amneal Pharmaceuticals LLC. Any recovery in connection with an Action brought by the Conflicts Committee hereunder or thereunder shall be for the proportionate benefit of all Other Stockholders.

[The remainder of this page has been intentionally left blank;

the next page is the signature page.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

~~AMNEAL PHARMACEUTICALS HOLDING COMPANY, LLC~~

AMNEAL PHARMACEUTICALS HOLDING COMPANY, LLC

By:
Name:
Title:

~~By:~~

~~Name: Chintu Patel~~
~~Title: Manager~~

~~By:~~

~~Name: Chirag Patel~~
~~Title: Manager~~

~~By:~~

~~Name: Tushar Patel~~
~~Title: Manager~~

~~By:~~

~~Name: Gautam Patel~~
~~Title: Manager~~

[Signature Page to Stockholders Agreement]

~~AP CLASS D MEMBER, LLC~~

~~By: AH PPU MANAGEMENT, LLC,~~
~~its Manager~~

~~By: AMNEAL HOLDINGS, LLC, its Manager~~

~~By:~~

~~Name: Chirag Patel~~
~~Title: Co-Chairman and Co-Chief Executive Officer~~

AP CLASS D MEMBER, LLC

By:
Name:
Title:

[Signature Page to Stockholders Agreement]

AP CLASS E MEMBER, LLC

By
Name:
Title:

[Signature Page to Stockholders Agreement]

~~AP CLASS E MEMBER, LLC~~

~~By: AH PPU MANAGEMENT, LLC,~~
~~its Manager~~

~~By: AMNEAL HOLDINGS, LLC,~~
~~its Manager~~

~~By:~~

~~Name: Chirag Patel~~
~~Title: Co-Chairman and Co-Chief Executive Officer~~

[Signature Page to Stockholders Agreement]

AH PPU MANAGEMENT, LLC

By
Name:
Title:

~~[Signature Page to Stockholders Agreement]~~

ATLAS HOLDINGS, INC.

By
Name:
Title:

~~By: AMNEAL HOLDINGS, LLC,~~
~~its Manager~~

~~By:~~

~~Name: Chirag Patel~~
~~Title: Co-Chairman and Co-Chief Executive Officer~~

~~[Signature Page to Stockholders Agreement]~~

Exhibit A

ATLAS HOLDINGS, INC.

CONFLICTS COMMITTEE CHARTER

This Conflicts Committee Charter (the “Charter”) has been adopted by the Company Board of Directors (the “Company Board”) of Atlas Holdings, Inc., a Delaware corporation (the “Company”).

I.	Purpose

The Conflicts Committee (the “Committee”) of the Company Board is responsible for providing leadership and guidance to the Company Board and the Company regarding transactions or situations involving potential conflicts of interest between any member of the Company Group, on the one hand, and any member of Amneal Group, or any director, officer, employee or associate of any Amneal Group Member, on the other hand.

This Charter is intended to implement the provisions of the Stockholders Agreement, dated as of October 17, 2017, by and among the Company and Amneal Group, as defined therein (as amended from time to time, the “Stockholders Agreement”). Capitalized terms used in this Charter but not otherwise defined have the meanings given to such terms in the Stockholders Agreement. In the event of any conflict between this Charter and the Stockholders Agreement, the provisions of the Stockholders Agreement shall prevail.

II.	Term and Composition

The Committee shall exist until the first date on which Amneal Group ceases to beneficially own at least ten percent (10%) of the outstanding shares of the Company Common Stock.

The number of directors which constitute the Committee shall be determined by the Company Board from time to time. The Committee shall be comprised solely of Company Independent Directors appointed to serve on the Committee by a majority of the Company Independent Directors then serving on the Company Board. The Company Board shall elect or appoint a chairperson of the Committee (or, if it does not do so, the Committee members shall elect a chairperson by vote of a majority of the full Committee). The members of the Committee shall serve for a term of one year or until their successors shall be appointed and qualified. No member of the Committee shall be removed except by majority vote of the Company Independent Directors then serving on the Company Board. A majority of the Company Independent Directors then serving on the Company Board shall have the authority to fill vacancies or add additional members to the Committee.

III.	Meetings and Procedure

The Committee shall meet as many times as it deems necessary or advisable to carry out its duties and responsibilities. The chairperson of the Committee or a majority of the members of the Committee may call a special meeting of the Committee. One or more meetings may be conducted in whole or in part by telephone conference call or similar means if it is impracticable to obtain the personal presence of each Committee member. A majority of the members of the Committee shall constitute a quorum.

Information and materials that are important to the Committee’s understanding of the agenda items and other topics to be considered at a Committee meeting should, to the extent practicable, be distributed sufficiently in advance of the meeting to permit prior review by the directors. In the event of a pressing need for the Committee to meet on short notice or if such materials contain highly confidential or sensitive information, it is recognized that written materials may not be available in advance of the meeting.

The Company shall make available to the Committee, at its meetings and otherwise, such individuals and entities as may be designated from time to time by the Committee. Following each of its meetings, the Committee shall deliver a report on the meeting to the Company Board, including a description of all actions taken by the Committee at the meeting. The Committee shall keep written minutes of its meetings, which minutes shall be maintained with the books and records of the Company.

IV.	Responsibilities and Duties of the Conflicts Committee

The Committee shall have the authority and responsibilities set forth in the Stockholders Agreement, the other Transaction Documents and as may otherwise be delegated to the Committee by the Nominating Committee or the Company Board from time to time. Such authority and responsibilities include but are not limited to:

A.	Review and report to the Company Board regarding potential conflicts of interest of directors and director nominees, and review the qualifications of directors and director nominees as Independent Directors and/or Company Independent Directors.

B.	Review and approval of certain Transfers of shares of Company Common Stock by an Amneal Group Member to third parties as required pursuant to Section 4.1(b) of the Stockholders Agreement.

C.	Review and approval of acquisitions of Company Common Stock by Amneal Group and certain other actions of Amneal Group as required pursuant to Section 4.1(d) of the Stockholders Agreement.

D.	Determination of whether any transaction between any member of the Company Group, on the one hand, and any member of Amneal Group, or any director, officer, employee or associate of any Amneal Group Member, on the other hand, is a Related Party Transaction that must be reviewed and approved by the Committee in accordance with the criteria set forth in the immediately following sentence. Specifically, the Committee shall be responsible for the review and approval of the following:

a.	Any Related Party Transaction that (i) involves aggregate amounts above $2,500,000, measured by payments (together with all substantially related payments) to or from the Company Group, or (ii) is otherwise material (with materiality defined in a manner consistent with the Company’s SEC disclosure requirements) to the Company Group, taken as a whole, in any non-monetary respect;

b.	Any material amendments or modifications to, or terminations of, any of the Transaction Documents; and

c.	Any material waivers, consents or elections of the Company’s or Amneal Pharmaceuticals LLC’s rights under any of the Transaction Documents (except as otherwise set forth in Section 4.2(a) of the Stockholders Agreement).

E.	Review and approval of any proposal by any Amneal Group Member of a transaction, or series of related transactions, reasonably expected to result in the acquisition of all of the Company Common Stock held by Other Stockholders, pursuant to Section 4.1(f) of the Stockholders Agreement.

F.	Determination of whether to impose a Blackout Period in accordance with Section 5.2 of the Stockholders Agreement.

G.	Review and approval of any material amendment or modification of the Stockholders Agreement, or any material waiver of any or all of the Company’s rights granted under the Stockholders Agreement.

H.	Enforcement of the Company’s rights under the Stockholders Agreement and the other Transaction Documents, at the Committee’s sole discretion, pursuant to Section 7.13 of the Stockholders Agreement.

I.	Approval of the Charter and any amendments, modifications or supplements hereto from time to time; provided that, any amendments, modifications or supplements of the Charter shall be approved by (x) seventy-five percent (75%) of the directors comprising the Company Board, (y) a majority of the Company Independent Directors then serving on the Company Board and (z) a majority of the Committee.

V.	Advisors

The Committee shall be fully empowered to requisition reasonable assistance from employees of the Company, including legal and financial staff, to retain independent legal, financial and other advisors, at the Company’s expense, as the Committee deems necessary and to approve or not approve any transaction or other matter submitted to the Committee (and such non-approval shall be binding on the Company Board). The Committee shall have sole authority to approve related fees and retention terms.

VI.	Delegation

Any duties and responsibilities of the Committee may be delegated to a subcommittee of the Committee.

Exhibit C

FORM OF RESTATED CERTIFICATE OF INCORPORATION

OF

~~ATLAS HOLDINGS~~AMNEAL PHARMACEUTICALS, INC.

It is hereby certified that:

1.    The present name of the corporation (hereinafter called the “Corporation”) is ATLAS HOLDINGS, INC. The Certificate of Incorporation of the Corporation was originally filed under the name Atlas Holdings, Inc. with the Secretary of State of the State of Delaware on October 4, 2017.

2.    This Restated Certificate of Incorporation, which integrates and restates and also further amends the provisions of the Corporation’s Certificate of Incorporation, has been duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware.

3.    The Certificate of Incorporation is hereby amended, integrated and restated to read in its entirety as follows:

FIRST: NAME

The name of the corporation is AMNEAL PHARMACEUTICALS, INC. (hereinafter called the “Corporation”).

SECOND: REGISTERED OFFICE AND AGENT

The registered office of the Corporation is to be located at 251 Little Falls Drive, Wilmington, Delaware, County of New Castle, 19808. The name of its registered agent at that address is the Corporation Service Company.

THIRD: PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity, without limitation, for which a corporation may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH: CAPITAL STOCK

Section 1. Authorization.

(a) The total number of shares of all classes of stock which the Corporation shall have the authority to issue is [ ● ] shares, consisting of (i) [ ● ] shares of Common Stock, $.01 par value per share (the “Common Stock”), of which [ ● ] are designated as Class A Common Stock (“Class A Common Stock”) ~~and~~, [ ● ] are designated as Class B Common Stock (“Class B Common Stock”) and [ ● ] are designated as Class B-1 Common Stock (“Class B-1 Common Stock”) and (ii) Two Million (2,000,000) shares designated preferred stock, $.01 par value per share (the “Preferred Stock”).

(b) The Preferred Stock may be issued in any number of series by the Board of Directors of the Corporation (the “Board”) pursuant to this ARTICLE FOURTH and ARTICLE SIXTH.

FIFTH: COMMON STOCK

Section 1. Common Stock; Identical Rights. Except as expressly provided otherwise in this ARTICLE FIFTH or as required by law, all shares of Common Stock shall be identical and shall entitle the holders thereof to the same rights and privileges.

Section 2. Ranking. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by such rights of the holders of any series of Preferred Stock as may be designated by the Board ~~of Directors of the Corporation~~ upon any issuance of any series of Preferred Stock.

Section 3. Dividends. Subject to applicable law and any preferential or other rights of the holders of any outstanding shares of Preferred Stock, the Board ~~of Directors of the Corporation~~ at any time and from time to time may declare and pay dividends on the outstanding shares of Class A Common Stock and Class B-1 Common Stock, on a pari passu basis, out of funds legally available for the payment of dividends. When, as and if such dividends are declared by the Corporation’s Board ~~of Directors of the Corporation~~, whether payable in cash, property, or securities of the Corporation, the holders of Class A Common Stock and Class B-1 Common Stock shall be entitled to share equally therein, on a pari passu basis, in accordance with the number of shares of Class A Common Stock and Class B-1 Common Stock held by each such holder. Dividends shall not be declared or paid on the Class B Common Stock.

Section 4. Liquidation Rights. Upon any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation, after payment to all creditors of the Corporation of the full amounts to which they shall be entitled and subject to any preferential or other rights of the holders of any outstanding shares of Preferred Stock, the holders of Class A Common Stock and Class B-1 Common Stock shall be entitled to share equally therein, on a pari passu basis, in accordance with the number of shares of Class A Common Stock and Class B-1 Common Stock held by each such holder, in all remaining assets of the Corporation available for distribution among the stockholders of the Corporation, whether such assets are capital, surplus or earnings. The holders of shares of Class B Common Stock, as such, shall not be entitled to receive any assets of the Corporation in the event of any liquidation, dissolution or winding-up of the affairs of the Corporation.

For the purposes of this Section 4, neither the consolidation or merger of the Corporation with or into any other corporation or corporations, nor the sale, lease, exchange or transfer by the Corporation of all or any part of its assets, nor the reduction of the capital stock of the Corporation, shall be deemed to be a voluntary or involuntary liquidation, dissolution, or winding-up of the Corporation.

Section 5. Voting.

a)	Class A Common Stock and Class B Common Stock. Each holder of Class A Common Stock and Class B Common Stock shall be entitled to one vote for each share of Class A Common Stock or Class B Common Stock held of record by such holder. Except as required by law or as otherwise expressly provided for in this Restated Certificate of Incorporation, the holders of Class A Common Stock and Class B Common Stock shall vote together as a single class on all matters upon which such holders are entitled to vote.

b)	Class B-1 Common Stock. Except as required by law or as otherwise expressly provided for in ARTICLE SEVENTH, Section 1, shares of Class B-1 Common Stock shall have no voting rights and no holder thereof shall be entitled to vote on any matter.

Section 6. Restrictions on Transfer and Issuances.

a)	No shares of Class B Common Stock may be issued except to a holder of Common Units or its Affiliates (other than the Corporation or any subsidiary of the Corporation that is a holder of Common Units), such that after such issuance of Class B Common Stock such holder (together with its Affiliates) holds an identical number of Common Units and shares of Class B Common Stock unless otherwise provided in the LLC Agreement (as defined below).

b)	No shares of Class B Common Stock may be transferred by the holder thereof except (i) for no consideration to the Corporation, upon which transfer of such shares shall, to the full extent permitted by law, automatically be retired or (ii) in accordance with the terms of the Stockholders Agreement (as defined herein) and the Third Amended and Restated Limited Liability Company Agreement of Amneal Pharmaceuticals LLC, dated as of [ ● ], as the same may be further amended and/or restated from time to time (the “LLC Agreement”), copies of which will be provided to any stockholder of the Corporation upon written request therefor. Any stock certificates representing shares of Class B Common Stock shall include a legend referencing the transfer restrictions set forth herein. As used in this Restated Certificate of Incorporation, “Common Units” has the meaning assigned to such term in the LLC Agreement.

Section 7. Conversion of Class B-1 Common Stock.

a)	Voluntary Conversion. Subject to ARTICLE FIFTH, Section 7(g), each share of Class B-1 Common Stock may be automatically converted into one share of Class A Common Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) if the holder of such share of Class B-1 Common Stock approves or consents to such conversion.

b)	Mandatory Conversion by the Corporation. Following the earlier to occur of (i) the first anniversary of the effective date of this Restated Certificate of Incorporation and (ii) such time as TPG Improv Holdings, L.P., a Delaware limited partnership (“TPG”), or any of its Affiliates elects a Class B-1 Director or otherwise designates a director to serve on the Board, the Corporation shall have the right, upon notice to the holder thereof, to automatically convert all shares of Class B-1 Common Stock into an equal number of shares of Class A Common Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like).

c)	Mandatory Conversion upon Transfer. If, at any time on or after the effective date of this Restated Certificate of Incorporation, any share of Class B-1 Common Stock shall not be owned, beneficially or of record, by TPG or any of its Affiliates or Amneal or any of its Affiliates, such share of Class B-1 Common Stock shall be automatically converted into one share of Class A Common Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like).

d)	Mechanics of Conversion. Upon any conversion of shares of Class B-1 Common Stock into shares of Class A Common Stock pursuant to this Restated Certificate of Incorporation, the holder shall surrender any certificate or certificates representing the shares of Class B-1 Common Stock being converted, duly endorsed, at the office of the Corporation or of any transfer agent for such stock, and shall give written notice to the Corporation at its principal corporate office stating the name or names in which the certificate or certificates representing the shares of Class A Common Stock issued upon conversion of such holder’s shares of Class B-1 Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder, or to the nominee or nominees of such holder, a certificate or certificates representing the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately upon the occurrence of any event described in ARTICLE FIFTH, Sections 7(a), 7(b) and 7(c), and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date.

e)

Reservation of Shares upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, the number of shares of Class A Common Stock as shall from time to time be sufficient to effect a conversion of all outstanding shares of Class B-1 Common Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like). The Corporation covenants that all shares of Class A Common Stock issued upon any such conversion will, upon issuance, be validly issued, fully paid and non-assessable.

f)	Status of Converted Stock. In the event any shares of Class B-1 Common Stock shall be converted into shares of Class A Common Stock pursuant to this ARTICLE FIFTH, Section 7, the shares of Class B-1 Common Stock so converted shall be retired and shall not be reissued by the Corporation.

g)	Maximum Percentage for Voluntary Conversion. The Corporation shall not effect a voluntary conversion of a holder’s shares of Class B-1 Common Stock into shares of Class A Common Stock pursuant to ARTICLE FIFTH, Section 7(a), and such holder shall not have the right to voluntarily convert their shares of Class B-1 Common Stock into shares of Class A Common Stock pursuant to such section, to the extent that after giving effect to such conversion, such person (together with such person’s Affiliates), would beneficially own in excess of 9.9% of the shares of Class A Common Stock outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the aggregate number of shares of Class A Common Stock beneficially owned by such person and its Affiliates shall include the number of shares of Class A Common Stock issuable upon conversion of the Class B-1 Common Stock with respect to which the determination of such sentence is being made, but shall exclude shares of Class A Common Stock that would be issuable upon (x) exercise of the remaining, unconverted shares of Class B-1 Common Stock beneficially owned by such person and its Affiliates and (y) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation beneficially owned by such person and its Affiliates (including, without limitation, any convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this ARTICLE FIFTH, Section 6(g), beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

SIXTH: ADDITIONAL SERIES OF PREFERRED STOCK

Section 1. Designation of Additional Series of Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more series. The Board ~~of Directors of the Corporation~~ is hereby expressly authorized, by resolution or resolutions thereof, to provide for, designate and issue, out of the 2,000,000 authorized but undesignated and unissued shares of Preferred Stock, one or more series of Preferred Stock, subject to the terms and conditions set forth herein. Before any shares of any such series are issued, the Board ~~of Directors of the Corporation~~ shall fix, and hereby is expressly empowered to fix, by resolution or resolutions and by filing a certificate of designation pursuant to the DGCL with the Secretary of State of the State of Delaware setting forth such resolution or resolutions, the designations and the powers, preferences, privileges and rights and qualifications, limitation and restrictions of such series, including but not limited to, the following:

a)	the designation of such series, the number of shares to constitute such series and the stated value thereof, if any, if different from the par value thereof;

b)	whether the shares of such series shall have voting rights or powers, in addition to any voting rights required by law, and, if so, the terms of such voting rights or powers, which may be full or limited;

c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of stock or any other class or any other series of this class;

d)	whether the shares of such series shall be subject to redemption by the Corporation and, if so, the times, prices and other conditions of such redemption;

e)	the amount or amounts payable upon shares of such series upon, and the rights of the holders of such series in, the voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Corporation;

f)	whether the shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

g)	whether the shares of such series shall be convertible into, or exchangeable for, shares of capital stock of any other class or any other series of this class or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and condition or exchange;

h)	the limitations and restrictions, if any, to be effective while any shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Corporation of, the Common Stock or shares of capital stock of any other class or any other series of this class;

i)	the conditions or restrictions, if any, to be effective while any shares of such series are outstanding upon the creation of indebtedness of the Corporation upon the issue of any additional stock, including additional shares of such series or of any other series of this class or of any other class; and

j)	any other powers, designations, preferences and relative, participating, optional or other special rights, and any qualifications, limitations or restrictions thereof.

The powers, designations, preferences and relative, participating, optional or other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

The Board ~~of Directors of the Corporation~~ is hereby expressly authorized from time to time to increase (but not above the total number of authorized shares of Preferred Stock) or decrease (but not below the number of shares thereof then outstanding) the number of shares of capital stock of any series of Preferred Stock designated as any one or more Series of Preferred Stock pursuant to this ARTICLE SIXTH.

Notwithstanding the foregoing, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate of Incorporation (including any Certificate of Designations relating to any series of Preferred Stock) or pursuant to the DGCL.

SEVENTH: ELECTION OF DIRECTORS

Section 1.     Class B-1 Director. Until the earlier of (i) such time as TPG, together with its Affiliates, beneficially owns (as interpreted under Rule 13d-3 of the Exchange Act) less than 4% of the outstanding shares of Common Stock or (ii) such time as no shares of Class B-1 Common Stock remain outstanding, the holders of Class B-1 Common Stock, acting as a separate class, shall be entitled to vote (or provide written consent) to elect one director to the Board (such director and any successor thereof elected or appointed by the holders of

Class B-1 Common Stock, the “Class B-1 Director”); provided, that such Class B-1 Director must meet the general qualifications of a member of the Board and be approved by the Nominating Committee of the Board. Thereafter, subject to the final sentence of this ARTICLE SEVENTH, Section 1, the holders of Class B-1 Common Stock, acting as a separate class, shall be entitled to remove or replace the Class B-1 Director provided, that any successor Class B-1 Director must meet the general qualifications of a member of the Board as determined by the Nominating Committee of the Board. Notwithstanding the foregoing, if for any period greater than 20 consecutive days TPG, together with its Affiliates, beneficially owns less than 4% of the outstanding shares of Common Stock, (A) TPG shall promptly cause the then-serving Class B-1 Director, if any, to offer his or her resignation to the Corporation and (B) all rights of the holders of Class B-1 Common Stock under this ARTICLE SEVENTH, Section 1 shall expire.

Section 2.    Other Directors. Subject to (a) the rights of the holders of Class B-1 Common Stock to elect, remove or replace the Class B-1 Director and (b) any rights of holders of any series of Preferred Stock to elect directors pursuant to this Restated Certificate of Incorporation or any Certificate of Designations, the holders of Class A Common Stock and Class B Common Stock, voting together as a single class, shall be entitled to vote to elect, remove or replace all other directors to the Board.

Section 3.    Written Ballots. The election of directors need not be by written ballot unless the Bylaws so provide.

EIGHTH: AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on stockholders, directors and officers are subject to this reserved power. Subject to applicable law and to the Stockholders Agreement, and subject to the rights of the holders of any series of Preferred Stock, the affirmative vote of the holders of a majority of the voting power of the issued and outstanding shares of capital stock of the Corporation entitled to vote thereon shall be required to amend, alter, change or repeal any provision of this Restated Certificate of Incorporation, or to adopt any new provision of this Restated Certificate of Incorporation.

NINTH: AMENDMENT OF BYLAWS

Subject to the Stockholders Agreement, the Board ~~of Directors of the Corporation~~ is authorized and empowered from time to time in its discretion to make, alter, amend or repeal the Bylaws of the Corporation by the affirmative vote of not less than a majority of the Board ~~of Directors of the Corporation~~, except as such power may be restricted or limited by the DGCL.

TENTH: FORUM

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have jurisdiction, the Superior Court of the State of Delaware, or, if such other court does not have jurisdiction, the United States District Court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, this Restated Certificate of Incorporation (as may be amended, altered, changed or repealed) or the Bylaws or (d) any action asserting a claim governed by the internal affairs doctrine. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this ARTICLE TENTH.

ELEVENTH: CORPORATE OPPORTUNITIES

Section 1. General. In recognition and anticipation (a) that the Corporation will not be a wholly owned subsidiary of Amneal and that Amneal will be a significant stockholder of the Corporation, (b) that directors, officers and/or employees of Amneal may serve as directors and/or officers of the Corporation, (c) that, subject to any contractual arrangements that may otherwise from time to time be agreed to between Amneal and the Corporation (including the Stockholders Agreement), Amneal engages or may engage in the same, similar or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, (d) that Amneal may have an interest in the same areas of corporate opportunity as the Corporation and Affiliated Companies thereof, and (e) that, as a consequence of the foregoing, it is in the best interests of the Corporation that the respective rights and duties of the Corporation and of Amneal, and the duties of any directors and/or officers of the Corporation who are also directors, officers and/or employees of Amneal, be determined and delineated in respect of any transactions between, or opportunities that may be suitable for both, the Corporation and Affiliated Companies thereof, on the one hand, and Amneal, on the other hand.    The sections of this ARTICLE ELEVENTH shall to the fullest extent permitted by law regulate and define the conduct of certain of the business and affairs of the Corporation in relation to Amneal and the conduct of certain affairs of the Corporation as they may involve Amneal and its directors, officers and/or employees, and the power, rights, duties and liabilities of the Corporation and its officers, directors and stockholders in connection therewith. To the fullest extent permitted by law, any person purchasing or otherwise acquiring or holding any shares of capital stock of the Corporation, or any interest therein, shall be deemed to have notice of and to have consented to the provisions of this ARTICLE ELEVENTH.

Section 2. Certain Agreements and Transactions Permitted. The Corporation has entered into the Stockholders Agreement with Amneal, and, subject to the Stockholders Agreement, may from time to time enter into and perform, and cause or permit any Affiliated Company of the Corporation to enter into and perform, one or more agreements (or modifications or supplements to pre-existing agreements) with Amneal pursuant to which the Corporation or an Affiliated Company thereof, on the one hand, and Amneal, on the other hand, agree to engage in transactions of any kind or nature with each other and/or agree to compete, or to refrain from competing or to limit or restrict their competition, with each other, including to allocate and to cause their respective directors, officers and/or employees (including any who are directors, officers and/or employees of both) to allocate opportunities between or to refer opportunities to each other.

Section 3. Corporate Opportunities. Except as otherwise agreed in writing between the Corporation and Amneal, including in the Stockholders Agreement, Amneal shall to the fullest extent permitted by law have no duty to refrain from (a) engaging in the same or similar activities or lines of business as the Corporation or (b) doing business with any client, customer or vendor of the Corporation. Except as otherwise agreed in writing between the Corporation and Amneal, the Corporation to the fullest extent permitted by law renounces any interest or expectancy of the Corporation or any of its Affiliated Companies in, or in being offered an opportunity to participate in, any corporate opportunity presented to Amneal or any Dual Role Person pursuant to Section 122(17) of the DGCL and waives any claim that such business opportunity constituted a corporate opportunity that should have been presented to the Corporation or any Affiliated Company thereof, if, in the case of a corporate opportunity presented to Amneal, Amneal acts in a manner consistent with the following policy: if Amneal is presented with or acquires knowledge of a corporate opportunity, such corporate opportunity shall belong to Amneal unless such opportunity was expressly offered to Amneal in its capacity as a stockholder of the Corporation. In the case of any corporate opportunity in which the Corporation has renounced its interest and expectancy in the previous sentence, Amneal shall to the fullest extent permitted by law not be liable to the

Corporation by reason of the fact that Amneal acquires or seeks such corporate opportunity for itself, directs such corporate opportunity to another person, or otherwise does not communicate information regarding such corporate opportunity to the Corporation.

Section 4. Dual Role Persons. To the fullest extent permitted by law, no Dual Role Person who is presented with or acquires knowledge of a corporate opportunity in any capacity (i) shall have any duty to communicate or offer to the Corporation or any of its Affiliated Companies any corporate opportunity, (ii) shall be prohibited from communicating or offering any corporate opportunity to Amneal or any other person or participating in such corporate opportunity and (iii) to the fullest extent permitted by law, shall have any liability to the Corporation or its stockholders for breach of any fiduciary duty as a stockholder, director or officer of the Corporation, as the case may be, related to such corporate opportunity.

Section 5. Certain Definitions. For purposes of this ARTICLE ELEVENTH, (a) “Affiliated Company” in respect of the Corporation shall mean any entity controlled by the Corporation, (b) “corporate opportunities” shall include, but not be limited to, business opportunities that the Corporation is financially able to undertake, which are, from their nature, in the line of the Corporation’s business, are of practical advantage to it and are opportunities in which the Corporation, but for Section 3 of this ARTICLE ELEVENTH would have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of Amneal or its directors, officers and/or employees will be brought into conflict with that of the Corporation, (c) “Amneal” shall mean Amneal Holdings LLC and its Affiliates (other than the Corporation and any entity that is controlled by the Corporation), and (d) “Dual Role Person” shall mean any individual who is a director, officer or employee of the Corporation and is also a director, officer or employee of Amneal.

TWELFTH: STOCKHOLDERS AGREEMENT

For so long as that certain Stockholders Agreement, dated as of October 17, 2017, by and among the Corporation and each of the Amneal Group Members (as defined therein), as amended from time to time, a copy of which will be provided to any stockholder of the Corporation upon written request therefor (the “Stockholders Agreement”), is in effect, the provisions of the Stockholders Agreement shall be incorporated by reference into the relevant provisions hereof, and such provisions shall be interpreted and applied in a manner consistent with the terms of the Stockholders Agreement.

THIRTEENTH: INDEMNIFICATION, ADVANCEMENT OF EXPENSES AND EXCULPATION

Section 1. Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person; provided, however, that the Corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by applicable law, (ii) the proceeding was authorized by the Board ~~of Directors of the Corporation~~, (iii) such indemnification is provided by the Corporation, in its sole discretion, or (iv) such indemnification is required to be made under Section 3 of this ARTICLE THIRTEENTH, pursuant to the powers vested in the Corporation under the DGCL or any other applicable law.

Section 2. Advancement of Expenses.

a)	The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in defending any such proceeding, provided, however, that if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter, an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 2 of this ARTICLE THIRTEENTH or otherwise.

b)	Notwithstanding the foregoing, unless otherwise determined pursuant to Section 2 of this ARTICLE THIRTEENTH, no advance shall be made by the Corporation to an executive officer of the Corporation (except by reason of the fact that such executive officer is or was a director of the Corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

Section 3. Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this ARTICLE THIRTEENTH shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the director or officer. Any right to indemnification or advances granted by this ARTICLE THIRTEENTH to a director or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within sixty (60) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the Corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the Corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the Corporation) for advances, the Corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the Corporation (including ~~its~~the Board ~~of Directors~~, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the Corporation (including ~~its~~the Board ~~of Directors~~, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, under this ARTICLE THIRTEENTH or otherwise shall be on the Corporation.

Section 4. Good Faith.

a)	For purposes of any determination under this ARTICLE THIRTEENTH, a director or executive officer shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, to have had no reasonable cause to believe that his conduct was unlawful, if his action is based on information, opinions, reports and statements, including financial statements and other financial data, in each case prepared or presented by:

i.	one or more officers or employees of the Corporation whom the director or executive officer believed to be reliable and competent in the matters presented;

ii.	counsel, independent accountants or other persons as to matters which the director or executive officer believed to be within such person’s professional competence; and

iii.	with respect to a Director, a committee of the Board ~~of Directors of the Corporation~~ upon which such director does not serve, as to matters within such Committee’s designated authority, which committee the director believes to merit confidence; so long as, in each case, the director or executive officer acts without knowledge that would cause such reliance to be unwarranted.

b)	The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal proceeding, that he had reasonable cause to believe that his conduct was unlawful.

c)	The provisions of this ARTICLE THIRTEENTH shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth by the DGCL.

Section 5. Non-Exclusivity of Rights. The rights conferred on any person by this ARTICLE THIRTEENTH shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Restated Certificate of Incorporation, the Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL, or by any other applicable law.

Section 6. Other Indemnification. The Corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit enterprise.

Section 7. Insurance. The Board ~~of Directors of the Corporation~~ may authorize the Corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, member, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this ARTICLE THIRTEENTH or of the DGCL; and the Corporation may create a trust fund, grant a security interest and/or use other means (including, without limitation, letters of credit, surety bonds and/or other similar arrangements) to the full extent authorized or permitted by the DGCL and other applicable law to ensure the payment of such amounts as may become necessary to effect the indemnification as provided in this ARTICLE THIRTEENTH or elsewhere.

Section 8. Definitions. For the purposes of this ARTICLE THIRTEENTH, the following definition shall apply:

a)	The term “Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, member, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this ARTICLE THIRTEENTH with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued;

b)	The term “other enterprises” shall include employee benefit plans;

c)	The term “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan;

d)	References to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and

e)	A person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this ARTICLE THIRTEENTH.

Section 9. Liability of Directors. No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that this, limitation of liability shall not eliminate or limit the liabilities of the directors for any breach of the director’s duty of loyalty to the Corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Section 174 of the DGCL, or for any transaction from which the director derived an improper personal benefit; provided, further, that this limitation of liability shall not eliminate or limit the liability of a director for any act or omission occurring prior to the filing of this Restated Certificate of Incorporation.

Section 10. Survival of Rights. The rights conferred on any person by this ARTICLE THIRTEENTH shall continue as to a person who has ceased to be a director, officer, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 11. Savings Clause. If this ARTICLE THIRTEENTH or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this ARTICLE THIRTEENTH that shall not have been invalidated, or by any other applicable law. If this ARTICLE THIRTEENTH shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the Corporation shall indemnify each director and officer to the full extent under any other applicable law.

Section 12. Amendment or Repeal. Any repeal or modification of the provisions of this ARTICLE THIRTEENTH shall only be prospective and shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

FOURTEENTH: CERTAIN DEFINITIONS

Section 1. Except as otherwise provided in this Restated Certificate of Incorporation, the following definitions shall apply to the following terms as used in this Restated Certificate of Incorporation:

a)	“Affiliate” shall mean (1) in respect of Amneal, any Person that, directly or indirectly, is controlled by Amneal, controls Amneal or is under common control with Amneal and shall include any principal, member, director, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that, directly or indirectly, is controlled by the Corporation); ~~and~~ (2) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation and (3) in respect of TPG, any Person that, directly or indirectly, is controlled by TPG or by any Person that controls TPG.

b)	“Amneal” shall mean Amneal Holdings LLC.

c)	“Person” shall mean an individual, a firm, a corporation, a partnership, a limited liability company, an association, a joint venture, a joint stock company, a trust, an unincorporated organization or similar company, or any other entity.

IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of Incorporation to be executed by its undersigned officer this [ ● ] day of [ ● ], 20[ ● ].

ATLAS HOLDINGS, INC.

By:
[ ● ]
[ ● ]

Exhibit D

TAX RECEIVABLE AGREEMENT

by and among

AMNEAL PHARMACEUTICALS, INC.

AMNEAL PHARMACEUTICALS LLC and

THE MEMBERS OF AMNEAL PHARMACEUTICALS LLC

FROM TIME TO TIME PARTY HERETO

Dated as of [●]

Exhibits

Exhibit A	-	Form of Joinder Agreement

TAX RECEIVABLE AGREEMENT

This TAX RECEIVABLE AGREEMENT (this “Agreement”), dated as of [●], is hereby entered into by and among Amneal Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”), Amneal Pharmaceuticals LLC, a Delaware limited liability company (“Amneal LLC”) and each of the Members from time to time party hereto. Capitalized terms used but not otherwise defined herein have the respective meanings set forth in Section 1.1.

RECITALS

WHEREAS, Amneal LLC is treated as a partnership for U.S. federal income tax purposes;

WHEREAS, each of the members of Amneal LLC as of the date hereof other than the Corporation (such members, together with each other Person who becomes a party hereto by satisfying the Joinder Requirement, the “Members”) owns Units;

WHEREAS, the Corporation is the sole managing member of Amneal LLC;

WHEREAS, the Corporation has issued shares of its Class A common stock, par value $0.01 per share (“Class A Common Stock”);

WHEREAS, on and after the date hereof, pursuant to Section 11.01 of the LLC Agreement, each Member has the right, in its sole discretion, from time to time to have all or a portion of its Units redeemed by Amneal LLC for Class A Common Stock and/or Class B-1 Common Stock or, at the Corporation’s election, cash ~~or Class A Common Stock (~~(in each case, a “Redemption”); provided that, at the election of the Corporation in its sole discretion, the Corporation may effect a direct exchange of such cash or shares of Class A Common Stock or Class B-1 Common Stock for such Units (a “Direct Exchange”);

WHEREAS, Amneal LLC will have in effect an election under Section 754 of the Code as provided under Section 2.1(b) for the Taxable Year in which any Exchange occurs, which election will result in an adjustment to the Corporation’s share of the tax basis of the assets owned by Amneal LLC and its relevant subsidiaries (including any subsidiary that is (i) classified as a partnership for U.S. federal income tax purposes and has made an election under Section 754 of the Code or (ii) disregarded as separate from its owner for U.S. federal income tax purposes) (Amneal LLC and its relevant subsidiaries, the “Amneal LLC Group”), as of the date of the Exchange, with a consequent result on the taxable income subsequently derived therefrom; and

WHEREAS, the parties to this Agreement desire to provide for certain payments and make certain arrangements with respect to any tax benefits to be derived by the Corporation as the result of Exchanges and making payments under this Agreement, and to ease administrative burdens, an assumed tax rate shall be used to approximate the Corporation’s state and local liabilities for Covered Taxes without regard to such tax benefits for each Taxable Year.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the terms set forth in this Article I shall have the following meanings.

“Actual Interest Amount” is defined in Section 3.1(b)(vii) of this Agreement.

“Actual Federal Tax Liability” means, with respect to any Taxable Year, the liability for U.S. federal Covered Taxes of the Corporation (i) appearing on U.S. federal Tax Returns of the Corporation for such Taxable Year and (ii) if applicable, determined in accordance with a Determination (including interest imposed in respect thereof under applicable law).

“Actual Other Tax Liability” means, with respect to any Taxable Year, the product of (i) the sum of (x) U.S. federal taxable income of the Corporation determined in connection with calculating the Actual Federal Tax Liability for such Taxable Year and (y) actual state and local tax liabilities of the Corporation for such Taxable Year, and (ii) the Assumed Other Tax Rate.

“Actual Tax Liability” means, with respect to any Taxable Year, the Actual Federal Tax Liability for such Taxable Year, plus the Actual Other Tax Liability for such Taxable Year.

“Advisory Firm” means a nationally recognized accounting firm mutually agreed to by the Corporation and the Member Representative or, if the Corporation and the Member Representative are unable to agree on such a firm, Deloitte LLP.

“Advisory Firm Letter” means a letter prepared by the Advisory Firm used by the Corporation in connection with the performance of its obligations under this Agreement, which states that the relevant Schedules, notices or other information to be provided by the Corporation to the Members, along with all supporting schedules and work papers, were prepared in a manner that is consistent with the terms of this Agreement and, to the extent not expressly provided in this Agreement, on a reasonable basis in light of the facts and law in existence on the date such Schedules, notices or other information were delivered by the Corporation to the Members.

“Affiliate” has the meaning set forth in the Business Combination Agreement.

“Agreed Rate” means the Reference Rate plus 150 basis points.

“Agreement” is defined in the preamble.

“Amended Schedule” is defined in Section 2.4(b) of this Agreement.

“Assumed Other Tax Rate” means (i) the sum of the products of (a) the Corporation’s income and franchise tax apportionment rate(s) for each state and local jurisdiction in which Amneal LLC or the Corporation files an income or franchise tax return for the relevant Taxable Year and (b) the highest corporate income and franchise tax rate(s) paid by the Corporation for each state and local jurisdiction in which Amneal LLC or the Corporation files an income or franchise tax return for each relevant Taxable Year, provided that if state and local income and franchise taxes are deductible in the relevant Taxable Year for U.S. federal income tax purposes, such sum shall be reduced by (ii) the product of (x) the Corporation’s marginal U.S. federal income tax rate for the relevant Taxable Year and (y) the rate calculated under clause (i).

“Amneal LLC” is defined in the preamble.

“Amneal LLC Group” is defined in the recitals to this Agreement.

“Assumed Tax Liability” has the meaning set forth in the LLC Agreement.

“Attributable” is defined in Section 3.1(b)(i) of this Agreement.

“Audit Committee” means the audit committee of the Board.

“Bankruptcy Code” means Title 11, U.S. Code or any similar federal law for the relief of debtors.

“Basis Adjustment” means the increase or decrease to, or the Corporation’s share of, the tax basis of the Reference Assets (i) under Section 734(b) (but only to the extent that an Exchange is treated as an event that gives rise to such adjustment), 743(b), 754 and 755 of the Code and, in each case, the comparable sections of U.S. state and local tax law (in situations where, following an Exchange, Amneal LLC remains in existence as an entity for tax purposes); (ii) under Sections 732 and 1012 of the Code and, in each case, the comparable sections of U.S. state and local tax law (in situations where, as a result of one or more Exchanges, Amneal LLC becomes an entity that is disregarded as separate from its owner for tax purposes), in each case, as a result of any Exchange and any payments made under this Agreement; and (iii) under Section 1012 of the Code as a result of any portion of the assets contributed pursuant to the Holdings Contribution Agreement being treated as having been sold to Amneal LLC for U.S. federal income tax purposes. Notwithstanding any other provision of this Agreement, the amount of any Basis Adjustment resulting from an Exchange of one or more Units shall be determined without regard to any Pre-Exchange Transfer of such Units and as if any such Pre-Exchange Transfer had not occurred.

“Basis Schedule” is defined in Section 2.2 of this Agreement.

“Beneficial Owner” means, with respect to any security, a Person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of, with respect to such security and/or (ii) investment power, which includes the power to dispose of, or to direct the disposition of, such security.

“Board” means the Board of Directors of the Corporation.

“Business Combination Agreement” means the Business Combination Agreement, dated as of October 17, 2017, by and among the Corporation, Impax Laboratories, Inc., K2 Merger Sub Corporation and Amneal LLC.

“Business Day” has the meaning set forth in the Business Combination Agreement.

“Change of Control” means the occurrence of any of the following events:

(1) any “person” or “group” (within the meaning of Sections 13(d) and 14(d) of the Exchange Act (excluding any “person” or “group” who, on the Closing Date, is the Beneficial Owner of securities of the Corporation representing more than fifty percent (50%) of the combined voting power of the Corporation’s then outstanding voting securities)) becomes the Beneficial Owner of securities of the Corporation representing more than fifty percent (50%) of the combined voting power of the Corporation’s then outstanding voting securities;

(2) the shareholders of the Corporation approve a plan of complete liquidation or dissolution of the Corporation or there is consummated an agreement or series of related agreements for the sale or other disposition, directly, or indirectly, by the Corporation of all or substantially all of the Corporation’s assets (including through a sale of assets of members of the Amneal LLC Group), other than such sale or other disposition by the Corporation of all or substantially all of the Corporation’s assets to an entity at least fifty percent (50%) of the combined voting power of the voting securities of which are owned by shareholders of the Corporation in substantially the same proportions as their ownership of the Corporation immediately prior to such sale;

(3) there is consummated a Combination, and, immediately after the consummation of such Combination, either (x) the Board immediately prior to the Combination does not constitute at least a majority of the board of directors of the company surviving the Combination or, if the surviving company is a subsidiary, the ultimate parent thereof, or (y) all of the Persons who were the respective Beneficial Owners of the voting securities of the Corporation immediately prior to such Combination do not beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such Combination; or

(4) the following individuals cease for any reason to constitute a majority of the number of directors of the Corporation then serving: individuals who were directors of the Corporation on the Closing Date and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Corporation) whose appointment or election by the Board or nomination for election by the Corporation’s shareholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors of the Corporation on the Closing Date or whose appointment, election or nomination for election was previously so approved or recommended by the directors referred to in this clause 4.

Notwithstanding the foregoing, a “Change of Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the Class A Common Stock ~~and~~, Class B Common Stock and Class B-1 Common Stock of the Corporation immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in and voting control over, and own substantially all of the shares of, an entity which owns all or substantially all of the assets of the Corporation immediately following such transaction or series of transactions.

“Class A Common Stock” is defined in the recitals to this Agreement.

“Class B Common Stock” means Class B common stock issued by the Corporation, par value $0.01 per share.

“Class B-1 Common Stock” means Class B-1 common stock issued by the Corporation, par value $0.01 per share.

“Closing Date” has the meaning set forth in the Business Combination Agreement.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Combination” means a merger, consolidation, acquisition or other business combination of the Corporation or any direct or indirect subsidiary of the Corporation (including Amneal LLC) with any other corporation or other entity.

“Corporation” is defined in the preamble to this Agreement.

“Corporation Letter” means a letter prepared by the Corporation in connection with the performance of its obligations under this Agreement, which states that the relevant Schedules, notices or other information to be provided by the Corporation to the Members, along with all supporting schedules and work papers, were prepared in a manner that is consistent with the terms of this Agreement and, to the extent not expressly provided in this Agreement, on a reasonable basis in light of the facts and law in existence on the date such Schedules, notices or other information were delivered by the Corporation to the Members.

“Covered Taxes” means any and all U.S. federal, state and local taxes, assessments or similar charges that are based on or measured with respect to net income or profits, whether as an exclusive or an alternative basis (including for the avoidance of doubt, franchise taxes), and any interest imposed in respect thereof under applicable law.

“Cumulative Net Realized Tax Benefit” is defined in Section 3.1(b)(iii) of this Agreement.

“Default Rate” means the Reference Rate plus 525 basis points.

“Default Rate Interest” is defined in Section 3.1(b)(ix) of this Agreement.

“Determination” shall have the meaning ascribed to such term in Section 1313(a) of the Code or similar provision of U.S. state or local tax law, as applicable, or any other event (including the execution of IRS Form 870-AD) that finally and conclusively establishes the amount of any liability for tax.

“Direct Exchange” is defined in the recitals to this Agreement.

“Dispute” is defined in Section 7.8(a) of this Agreement.

“Early Termination Effective Date” means the date of an Early Termination Notice for purposes of determining the Early Termination Payment.

“Early Termination Notice” is defined in Section 4.2 of this Agreement.

“Early Termination Payment” is defined in Section 4.3(b) of this Agreement.

“Early Termination Rate” means the lesser of (i) the Reference Rate plus 100 basis points and (ii) 6.50% per annum, compounded annually.

“Early Termination Reference Date” is defined in Section 4.2 of this Agreement.

“Early Termination Schedule” is defined in Section 4.2 of this Agreement.

“Exchange” means any Direct Exchange or Redemption that in either case results in an adjustment under Section 734(b), 743(b) or 1012 of the Code with respect to the Amneal LLC Group.

“Exchange Act” means the Securities and Exchange Act of 1934, as amended, or any successor provisions thereto.

“Exchange Date” means the date of any Exchange.

“Expert” is defined in Section 7.9 of this Agreement.

“Extension Rate Interest” is defined in Section 3.1(b)(viii) of this Agreement.

“Final Payment Date” means any date on which a payment is required to be made pursuant to this Agreement. For the avoidance of doubt, the Final Payment Date in respect of a Tax Benefit Payment is determined pursuant to Section 3.1(a) of this Agreement.

“Holdings Contribution Agreement” means that certain Contribution Agreement, dated as of ~~[●]~~October 5, 2017, by and among Amneal Pharmaceuticals Holding Company, LLC and Amneal LLC.

“Hypothetical Federal Tax Liability” means, with respect to any Taxable Year, the hypothetical liability of the Corporation that would arise in respect of U.S. federal Covered Taxes, using the same methods, elections, conventions and similar practices used on the actual relevant U.S. federal Tax Returns of the Corporation but (i) calculating depreciation, amortization, or other similar deductions, or otherwise calculating any items of income, gain, or loss, using the Non-Adjusted Tax Basis as reflected on the Basis Schedule, including amendments thereto for such Taxable Year; (ii) excluding any deduction attributable to Imputed Interest for such Taxable Year; (iii) treating any PTI Distribution as a distribution that is not described by Code Section 959; and (iv) deducting actual state and local tax liabilities for such Taxable Year and deducting or crediting, as applicable, allowable foreign tax liabilities for purposes of determining U.S. federal taxable income. For the avoidance of doubt, the Hypothetical Federal Tax Liability shall be determined without taking into account the carryover or carryback of any tax item (or portions thereof) that is attributable to any of the items described in clauses (i) or (ii) of the previous sentence.

“Hypothetical Other Tax Liability” means, with respect to any Taxable Year, the product of (i) the sum of (x) U.S. federal taxable income of the Corporation determined in connection with calculating the Hypothetical Federal Tax Liability for such Taxable Year and (y) the amount of state and local tax liabilities of the Corporation used for purposes of clause (iv) of the definition of Hypothetical Federal Tax Liability with respect to such Taxable Year and (ii) the Assumed Other Tax Rate.

“Hypothetical Tax Liability” means, with respect to any Taxable Year, the Hypothetical Federal Tax Liability for such Taxable Year, plus the Hypothetical Other Tax Liability for such Taxable Year.

“ICE LIBOR” means the ICE LIBOR rate for a period of three months, as published on the applicable Bloomberg screen page (or such other commercially available source providing quotations of ICE LIBOR as may be designated in good faith by the Corporation from time to time) at approximately 11:00 a.m., London time, two (2) Business Days prior to the commencement of such period, for dollar deposits (for delivery on the first day of such period) with a term equivalent to such period.

“Imputed Interest” is defined in Section 3.1(b)(vi) of this Agreement.

“Independent Directors” means the members of the Board who are “independent” under the standards set forth in Rule 10A-3 promulgated under the U.S. Securities Exchange Act of 1933, as amended, and the corresponding rules of the applicable exchange on which the Class A Common Stock is traded or quoted.

“IRS” means the U.S. Internal Revenue Service.

“Joinder” means a joinder to this Agreement, in form and substance substantially similar to Exhibit A to this Agreement.

“Joinder Requirement” is defined in Section 7.6(a) of this Agreement.

“LLC Agreement” means that certain Third Amended and Restated Limited Liability Company Agreement of Amneal Pharmaceuticals LLC, dated as of the Closing Date, as such agreement may be further amended, restated, supplemented and/or otherwise modified from time to time.

“Market Value” means the “Common Unit Redemption Price,” as defined in the LLC Agreement.

“Maximum Rate” is defined in Section 7.14 of this Agreement.

“Members” is defined in the recitals to this Agreement.

“Member Representative” means Amneal Holdings, LLC.

“Net Tax Benefit” is defined in Section 3.1(b)(ii) of this Agreement.

“Non-Adjusted Tax Basis” means, with respect to any Reference Asset at any time, the tax basis that such asset would have had at such time if no Basis Adjustments had been made.

“Non-TRA Portion” is defined in Section 2.3(b) of this Agreement.

“Objection Notice” is defined in Section 2.4(a)(i) of this Agreement.

“Parties” means the parties named on the signature pages to this agreement and each additional party that satisfies the Joinder Requirement, in each case with their respective successors and assigns.

“Person” means “person,” as defined in the Business Combination Agreement.

“Pre-Exchange Transfer” means any transfer of one or more Units (including upon the death of a Member or upon the issuance of Units resulting from the exercise of an option to acquire such Units) (i) that occurs prior to an Exchange of such Units and (ii) to which Section 743(b) of the Code applies.

“PTI Distribution” means any distribution of an amount described by Code Section 959 that is attributable to or the result of an Exchange.

“Realized Tax Benefit” is defined in Section 3.1(b)(iv) of this Agreement.

“Realized Tax Detriment” is defined in Section 3.1(b)(v) of this Agreement.

“Reconciliation Dispute” is defined in Section 7.9 of this Agreement.

“Reconciliation Procedures” is defined in Section 2.4(a) of this Agreement.

“Redemption” has the meaning in the recitals to this Agreement.

“Reference Asset” means any asset of Amneal LLC or any of its successors or assigns, and whether held directly by Amneal LLC or indirectly by Amneal LLC through a member of the Amneal LLC Group, at the time of an Exchange. A Reference Asset also includes any asset the tax basis of which is determined, in whole or in part, by reference to the tax basis of an asset that is described in the preceding sentence, including “substituted basis property” within the meaning of Section 7701(a)(42) of the Code.

“Reference Rate” means the Reference Rate Base plus the Reference Rate Spread.

“Reference Rate Base” means ICE LIBOR during any period for which such rate is published in accordance with the definition thereof. If ICE LIBOR ceases to be published in accordance with the definition thereof, the Corporation and the Member Representative shall work together in good faith to select a new Reference Rate with similar characteristics.

“Reference Rate Spread” means 0 basis points during any period for which ICE LIBOR is published in accordance with the definition thereof. If ICE LIBOR ceases to be published in accordance with the definition thereof, the Corporation and the Member Representative shall work together in good faith to select a new Reference Rate Spread, such that the Reference Rate is not materially changed (and in no event by more than 25 basis points) as a result of the selection of a new Reference Rate Base at the time of such selection.

“Schedule” means any of the following: (i) a Basis Schedule, (ii) a Tax Benefit Schedule, or (iii) the Early Termination Schedule, and, in each case, any amendments thereto.

“Senior Obligations” is defined in Section 5.1 of this Agreement.

“Subsequent Acquisition” means any acquisition, closing after the Closing Date, of the equity interests or assets of one or more business entities.

“Subsequent Acquisition Target” means any asset or entity acquired in a Subsequent Acquisition.

“Subsequent Acquisition Tax Benefits” means any and all tax benefits in respect of Covered Taxes of the Corporation arising as a result of a Subsequent Acquisition, including: (i) any deduction attributable to the carryforward of a net operating loss or any credits of a Subsequent Acquisition Target generated in a Taxable Year that ends prior to, or on the date of, the closing of the relevant Subsequent Acquisition, (ii) any deductions attributable to transaction expenses (including transaction-related compensation) of a Subsequent Acquisition Target, (iii) any deductions or offsets to income attributable to a step-up in tax basis resulting from a Subsequent

Acquisition, (iv) any deduction for interest on liabilities incurred or carried to effect a Subsequent Acquisition, and (v) any net operating losses or net capital losses arising from the business of a Subsequent Acquisition Target, whether generated before or after a Subsequent Acquisition.

“Tax Benefit Payment” is defined in Section 3.1(b) of this Agreement.

“Tax Benefit Schedule” is defined in Section 2.3(a) of this Agreement.

“Tax Return” has the meaning set forth in the Business Combination Agreement.

“Taxable Year” means a taxable year of the Corporation as defined in Section 441(b) of the Code or comparable section of U.S. state or local tax law, as applicable (and, therefore, for the avoidance of doubt, may include a period of less than twelve (12) months for which a Tax Return is made), ending on or after the Closing Date.

“Taxing Authority” means any national, federal, state, county, municipal, or local government, or any subdivision, agency, commission or authority thereof, or any quasi-governmental body, or any other authority of any kind, exercising regulatory or other authority in relation to tax matters.

“Termination Objection Notice” is defined in Section 4.2 of this Agreement.

“TRA-Portion” is defined in Section 2.3(b) of this Agreement.

“Treasury Regulations” means the final, temporary, and (to the extent they can be relied upon) proposed regulations under the Code, as promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant taxable period.

“U.S.” means the United States of America.

“Units” means “Common Units~~,~~” as defined in the LLC Agreement.

“Valuation Assumptions” means, as of an Early Termination Effective Date, the assumptions that:

(1) in each Taxable Year ending on or after such Early Termination Effective Date, the Corporation will have taxable income sufficient to fully use the deductions arising from the Basis Adjustments and the Imputed Interest during such Taxable Year or future Taxable Years (including, for the avoidance of doubt, Basis Adjustments and Imputed Interest that would result from future Tax Benefit Payments that would be paid in accordance with the Valuation Assumptions) in which such deductions would become available;

(2) the U.S. federal income tax rates that will be in effect for each such Taxable Year will be those specified for each such Taxable Year by the Code and other law as in effect on the Early Termination Effective Date, except to the extent any change to such tax rates for such Taxable Year have already been enacted into law;

(3) all taxable income of the Corporation will be subject to the maximum applicable tax rates for each Covered Tax throughout the relevant period, provided, that the combined tax rate for U.S. state and local income taxes shall be the Assumed Other Tax Rate;

(4) any loss carryovers or carrybacks generated by any Basis Adjustment or Imputed Interest (including such Basis Adjustment and Imputed Interest generated as a result of payments under this Agreement) and available as of the date of the Early Termination Schedule will be used by the Corporation ratably in each Taxable Year from the date of the Early Termination Schedule through the scheduled expiration date of such loss carryovers or carrybacks; by way of example, if on the date of the Early Termination Schedule the Corporation had $100 of net operating losses with a carryforward period of ten (10) years, $10 of such net operating losses would be used in each of the ten (10) consecutive Taxable Years beginning in the Taxable Year of such Early Termination Schedule;

(5) any non-amortizable assets will be disposed of on the Early Termination Effective Date;

(6) if, on the Early Termination Effective Date, any Member has Units that have not been Exchanged, then such Units shall be deemed to be Exchanged for the Market Value of the shares of Class A Common Stock that would be received by such Member if such Units had been Exchanged on the Early Termination Effective Date, and such Member shall be deemed to receive the amount of cash such Member would have been entitled to pursuant to Section 4.3(a) had such Units actually been Exchanged on the Early Termination Effective Date; and

(7) any payment obligations pursuant to this Agreement will be satisfied on the date that any Tax Return to which such payment obligation relates is required to be filed excluding any extensions.

Section 1.2 Rules of Construction. Unless otherwise specified herein:

(a) The meanings of defined terms are equally applicable to both (i) the singular and plural forms and (ii) the active and passive forms of the defined terms.

(b) For purposes of interpretation of this Agreement:

(i) The words “herein,” “hereto,” “hereof” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision thereof.

(ii) References in this Agreement to a Schedule, Article, Section, clause or sub-clause refer to the appropriate Schedule to, or Article, Section, clause or subclause in, this Agreement.

(iii) References in this Agreement to dollars or “$” refer to the lawful currency of the United States of America.

(iv) The term “including” is by way of example and not limitation.

(v) The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(c) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.”

(d) Section headings herein are included for convenience of reference only and shall not affect the interpretation of this Agreement.

(e) Unless otherwise expressly provided herein, (a) references to organization documents (including the LLC Agreement), agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are permitted hereby; and (b) references to any law (including the Code and the Treasury Regulations) shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such law.

ARTICLE II.

DETERMINATION OF REALIZED TAX BENEFIT

Section 2.1 Basis Adjustments; Amneal LLC 754 Election.

(a) Basis Adjustments. The Parties acknowledge and agree that (A) each Redemption shall be treated as a direct purchase of Units by the Corporation from the applicable Member pursuant to Section 707(a)(2)(B) of the Code and (B) each Exchange will give rise to Basis Adjustments. For the avoidance of doubt, payments made under this Agreement shall not be treated as resulting in a Basis Adjustment to the extent such payments are treated as Imputed Interest or Default Rate Interest. Further, the Parties intend that Basis Adjustments be calculated in accordance with Treasury Regulations Section 1.743-1.

(b) Amneal LLC Section 754 Election. In its capacity as the sole managing member of Amneal LLC, the Corporation will ensure that, on and after the date hereof and continuing throughout the term of this Agreement, Amneal LLC and each of its direct and indirect subsidiaries (including any successors to Amneal LLC and its direct and indirect subsidiaries arising as a result of terminations occurring pursuant to Section 708(b)(1)(B) of the Code) that is treated as a partnership for U.S. federal income tax purposes will have in effect an election under Section 754 of the Code (and under any similar provisions of applicable U.S. state or local law) for each Taxable Year; provided that with respect to any direct or indirect subsidiary of Amneal LLC that is treated as a partnership for U.S. federal income tax purposes for which the Corporation or any of its subsidiaries do not have the authority under the governing documents of such subsidiary to cause or are otherwise prohibited from causing such subsidiary to have in effect an election under Section 754 of the Code (or under any similar provisions of applicable U.S. state or local law), the Corporation shall only be required to take commercially reasonable efforts to cause such subsidiary to have such an election in effect.

Section 2.2 Basis Schedules. Within ninety (90) calendar days after the filing of the U.S. federal income Tax Return of the Corporation for each relevant Taxable Year, the Corporation shall, at its own expense, prepare, with assistance from the Advisory Firm, and deliver to the Members a schedule (the “Basis Schedule”) that shows, in reasonable detail as necessary in order to understand the calculations performed under this Agreement: (a) the Basis Adjustments with respect to the Reference Assets as a result of the relevant Exchanges effected in such Taxable Year, calculated (I) in the aggregate (including, for the avoidance of doubt, Exchanges by all Members) and (II) solely with respect to Exchanges by the applicable Member; (b) the period (or periods) over which the Reference Assets are amortizable and/or depreciable; and (c) the period (or periods) over which each Basis Adjustment is amortizable and/or depreciable. The Basis Schedule will become final and binding on the Parties pursuant to the procedures set forth in Section 2.4(a) and may be amended by the Parties pursuant to the procedures set forth in Section  2.4(b).

Section 2.3 Tax Benefit Schedules.

(a) Tax Benefit Schedule. Within ninety (90) calendar days after the filing of the U.S. federal income Tax Return of the Corporation for any Taxable Year in which there is a Realized Tax Benefit or Realized Tax Detriment, the Corporation shall, at its own expense, prepare, with assistance from the Advisory Firm, and deliver to the Members a schedule showing, in reasonable detail, the calculation of the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year (a “Tax Benefit Schedule”). The Tax Benefit Schedule will become final and binding on the Parties pursuant to the procedures set forth in Section 2.4(a), and may be amended by the Parties pursuant to the procedures set forth in Section 2.4(b).

(b) Applicable Principles. Subject to the provisions of this Agreement, the Realized Tax Benefit or Realized Tax Detriment for each Taxable Year is intended to measure the decrease or increase in the Actual Tax Liability of the Corporation for such Taxable Year attributable to the Basis Adjustments and Imputed Interest, as determined using a “with and without” methodology described in Section 2.4(a). Carryovers or carrybacks of any tax item attributable to any Basis Adjustment or Imputed Interest shall be considered to be subject to the rules of the Code and the Treasury Regulations or the appropriate provisions of U.S. state and local tax law, as applicable, governing the use, limitation and expiration of carryovers or carrybacks of the relevant type. If a carryover or carryback of any tax item includes a portion that is attributable to a Basis Adjustment or Imputed Interest (a “TRA Portion”) and another portion that is not (a “Non-TRA Portion”), such portions shall be considered to be used in accordance with the “with and without” methodology so that: (i) the amount of any Non-TRA Portion is deemed utilized first, followed by the amount of any TRA Portion (with the TRA Portion being applied on a proportionate basis consistent with the provisions of Section 3.3(a)); and (ii) in the case of a carryback of a Non-TRA Portion, such carryback shall not affect the original “with and without” calculation made in the prior Taxable Year. The Parties agree that, subject to the second to last sentence of Section 2.1(a), all Tax Benefit Payments attributable to an Exchange will be treated as subsequent upward purchase price adjustments that give rise to further Basis Adjustments for the Corporation beginning in the Taxable Year of payment, and as a result, such additional Basis Adjustments will be incorporated into such Taxable Year continuing for future Taxable Years until any incremental Basis Adjustment benefits with respect to a Tax Benefit Payment equals an immaterial amount.

Section 2.4 Procedures; Amendments.

(a) Procedures. Each time the Corporation delivers an applicable Schedule to the Members under this Agreement, including any Amended Schedule delivered pursuant to Section 2.4(b), but excluding any Early Termination Schedule or amended Early Termination Schedule delivered pursuant to the procedures set forth in Section 4.2, the Corporation shall also, at its own expense: (x) deliver supporting schedules and work papers, as determined in good faith by the Corporation or as reasonably requested by any Member, that provide a reasonable level of detail regarding the data and calculations that were relevant for purposes of preparing the Schedule; (y) deliver an Advisory Firm Letter supporting such Schedule (or, if the Advisory Firm cannot as a general matter of such Advisory Firm’s internal policies deliver Advisory Firm Letters, a Corporation Letter); and (z) allow the Members and their advisors to have reasonable access to the appropriate representatives, as determined in good faith by the Corporation or as reasonably requested by the Members, at the Corporation and the Advisory Firm in connection with a review of such Schedule. Without limiting the generality of the preceding sentence, the Corporation shall ensure that any Tax Benefit Schedule that is delivered to the Members, along with any supporting schedules and work papers, provides a reasonably detailed presentation of the calculation of the Actual Tax Liability of the Corporation for the relevant Taxable Year (the “with” calculation) and the Hypothetical Tax Liability of the Corporation for such Taxable Year (the “without” calculation), and identifies any material assumptions or operating procedures or principles that were used for purposes of such calculations. An applicable Schedule or amendment thereto shall become final and binding on the Parties thirty (30) calendar days from the date on which the Members first received the applicable Schedule or amendment thereto unless:

(i) a Member within thirty (30) calendar days after receiving the applicable Schedule or amendment thereto, provides the Corporation with written notice of a material objection to such Schedule that is made in good faith and that sets forth in reasonable detail such Member’s material objection (an “Objection Notice”); or

(ii) each Member provides a written waiver of its right to deliver an Objection Notice within the time period described in clause (i) above, in which case such Schedule or amendment thereto becomes binding on the date the waiver from all Members is received by the Corporation.

In the event that a Member timely delivers an Objection Notice pursuant to clause (i) above, and if the Parties, for any reason, are unable to successfully resolve the issues raised in the Objection Notice within thirty (30) calendar days after receipt by the Corporation of the Objection Notice, the Corporation and the Member shall employ the reconciliation procedures as described in Section 7.9 of this Agreement (the “Reconciliation Procedures”). Notwithstanding anything to the contrary herein, to the extent that supporting schedules or work papers are requested pursuant to this Section 2.4(a) by a Member that (x) was not a member of Amneal LLC as of the date hereof, (y) does not hold directly or indirectly, together with Persons under common control with such Member, on an aggregate basis, at least five percent (5%) of the outstanding Units on the date of such Member’s request and (z) would not be entitled to receive directly or indirectly, together with Persons under common control with such Member, on an aggregate basis, at least five percent (5%) of the aggregate amount of all Early Termination Payments payable to all Members hereunder if the Corporation exercised its right of early termination on the date of such Member’s request, the cost of preparing such supporting schedules or work papers shall be borne solely by such requesting Member by set-off against the next Tax Benefit Payment to be made to such requesting Member pursuant to Section 3.1(a).

(b) Amended Schedule. The applicable Schedule for any Taxable Year may be amended from time to time by the Corporation, at its own expense: (i) in connection with a Determination affecting such Schedule; (ii) to correct inaccuracies in the Schedule identified as a result of the receipt of additional factual information relating to a Taxable Year after the date the Schedule was originally provided to the Members; (iii) to comply with an Expert’s determination under the Reconciliation Procedures applicable to this Agreement; (iv) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to a carryback or carryforward of a loss or other Tax item to such Taxable Year; (v) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to an amended Tax Return filed for such Taxable Year; or (vi) to adjust a Basis Schedule to take into account any Tax Benefit Payments made pursuant to this Agreement (any such Schedule, an “Amended Schedule”).

ARTICLE III.

TAX BENEFIT PAYMENTS

Section 3.1 Timing and Amount of Tax Benefit Payments.

(a) Timing of Payments. Subject to Sections 3.2 and 3.3, within three (3) Business Days following the date on which each Tax Benefit Schedule that is required to be delivered by the Corporation to the Members pursuant to Section 2.3(a) of this Agreement becomes final in accordance with Section 2.4(a) of this Agreement (such date, the “Final Payment Date” in respect of any Tax Benefit Payment), the Corporation shall pay to each relevant Member the Tax Benefit Payment as determined pursuant to Section 3.1(b). Each such Tax Benefit Payment shall be made by wire transfer of immediately available funds to the bank account previously designated by such Members or as otherwise agreed by the Corporation and such Members. For the avoidance of doubt, the Members shall not be required under any circumstances to return any portion of any Tax Benefit Payment previously paid by the Corporation to the Members (including any portion of any Early Termination Payment). Notwithstanding anything herein to the contrary, at the election of a Member, the aggregate Tax Benefit Payments in respect of an Exchange (other than amounts accounted for as interest under the Code) shall not exceed an amount specified by the exchanging Member in the notice described in the following sentence. The election described in the prior sentence shall be made by an exchanging Member by providing written notice to the Corporation, as described in Section 7.1, no later than the last day of such Member’s taxable year that includes such Exchange.

(b) Amount of Payments. For purposes of this Agreement, a “Tax Benefit Payment” with respect to any Member means an amount, not less than zero, equal to the sum of: (i) the Net Tax Benefit that is Attributable to such Member and (ii) the Actual Interest Amount.

(i) Attributable. A Net Tax Benefit is “Attributable” to a Member to the extent that it is derived from any Basis Adjustment or Imputed Interest that is attributable to an Exchange undertaken by or with respect to such Member.

(ii) Net Tax Benefit. The “Net Tax Benefit” Attributable to a Member for a Taxable Year equals the amount of the excess, if any, of (x) 85% of the Cumulative Net Realized Tax Benefit Attributable to such Member as of the end of such Taxable Year over (y) the aggregate amount of all Tax Benefit Payments previously made to such Member under this Section 3.1. For the avoidance of doubt, if the Cumulative Net Realized Tax Benefit that is Attributable to a Member as of the end of any Taxable Year is less than the aggregate amount of all Tax Benefit Payments previously made to such Member, such Member shall not be required to return any portion of any Tax Benefit Payment previously made by the Corporation to such Member.

(iii) Cumulative Net Realized Tax Benefit. The “Cumulative Net Realized Tax Benefit” for a Taxable Year equals the cumulative amount of Realized Tax Benefits for all Taxable Years of the Corporation, up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriments for the same period. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be determined based on the most recent Tax Benefit Schedule or Amended Schedule, if any, in existence at the time of such determination.

(iv) Realized Tax Benefit. The “Realized Tax Benefit” for a Taxable Year equals the excess, if any, of the Hypothetical Tax Liability over the Actual Tax Liability for such Taxable Year. If all or a portion of the Actual Tax Liability for such Taxable Year arises as a result of an audit or similar proceeding by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Benefit unless and until there has been a Determination.

(v) Realized Tax Detriment. The “Realized Tax Detriment” for a Taxable Year equals the excess, if any, of the Actual Tax Liability over the Hypothetical Tax Liability for such Taxable Year. If all or a portion of the Actual Tax Liability for such Taxable Year arises as a result of an audit or similar proceeding by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination.

(vi) Imputed Interest. The principles of Sections 1272, 1274, or 483 of the Code, as applicable, and the principles of any similar provision of U.S. state and local law, will apply to cause a portion of any Tax Benefit Payment payable by the Corporation to a Member under this Agreement to be treated as imputed interest (“Imputed Interest”). For the avoidance of doubt, the deduction for the amount of Imputed Interest as determined with respect to any Tax Benefit Payment payable by the Corporation to a Member shall be excluded in determining the Hypothetical Tax Liability of the Corporation for purposes of calculating Realized Tax Benefits and Realized Tax Detriments pursuant to this Agreement.

(vii) Actual Interest Amount. The “Actual Interest Amount” calculated in respect of the Net Tax Benefit for a Taxable Year will equal the amount of any Extension Rate Interest.

(viii) Extension Rate Interest. The amount of “Extension Rate Interest” calculated in respect of the Net Tax Benefit (including previously accrued Imputed Interest) for a Taxable Year will equal interest calculated at the Agreed Rate from the due date (without extensions) for filing the U.S. federal income Tax Return of the Corporation for such Taxable Year until the date on which the Corporation makes a timely Tax Benefit Payment to the Member on or before the Final Payment Date as determined pursuant to Section 3.1(a).

(ix) Default Rate Interest. In the event that the Corporation does not make timely payment of all or any portion of a Tax Benefit Payment to a Member on or before the Final Payment Date as determined pursuant to Section 3.1(a), the amount of “Default Rate Interest” calculated in respect of the Net Tax Benefit (including previously accrued Imputed Interest and Extension Rate Interest) for a Taxable Year will equal interest calculated at the Default Rate from the Final Payment Date for a Tax Benefit Payment as determined pursuant to Section 3.1(a) until the date on which the Corporation makes such Tax Benefit Payment to such Member. For the avoidance of doubt, any deduction for any Default Rate Interest as determined with respect to any Net Tax Benefit payable by the Corporation to a Member shall be included in the Hypothetical Tax Liability of the Corporation for purposes of calculating Realized Tax Benefits and Realized Tax Detriments pursuant to this Agreement.

(x) Except as provided in an election, if any, made pursuant to Section 3.1(a), the Corporation and the Members hereby acknowledge and agree that, as of the date of this Agreement and as of the date of any future Exchange that may be subject to this Agreement, the aggregate value of the Tax Benefit Payments cannot be reasonably ascertained for U.S. federal income or other applicable tax purposes.

(c) Interest. The provisions of Section 3.1(b) are intended to operate so that interest will effectively accrue in respect of the Net Tax Benefit for any Taxable Year as follows:

(i) first, at the applicable rate used to determine the amount of Imputed Interest under the Code (from the relevant Exchange Date until the due date (without extensions) for filing the U.S. federal income Tax Return of the Corporation for such Taxable Year);

(ii) second, at the Agreed Rate in respect of any Extension Rate Interest (from the due date (without extensions) for filing the U.S. federal income Tax Return of the Corporation for such Taxable Year until the Final Payment Date for a Tax Benefit Payment as determined pursuant to Section 3.1(a)); and

(iii) third, at the Default Rate in respect of any Default Rate Interest (from the Final Payment Date for a Tax Benefit Payment as determined pursuant to Section 3.1(a) until the date on which the Corporation makes the relevant Tax Benefit Payment to a Member).

Section 3.2 No Duplicative Payments. It is intended that the provisions of this Agreement will not result in the duplicative payment of any amount (including interest) that may be required under this Agreement, and the provisions of this Agreement shall be consistently interpreted and applied in accordance with that intent. For purposes of this Agreement, and also for the avoidance of doubt, no Tax Benefit Payment shall be calculated or made in respect of any estimated tax payments, including, without limitation, any estimated U.S. federal income tax payments.

Section 3.3 Pro-Ration of Payments as Between the Members.

(a) Insufficient Taxable Income. Notwithstanding anything in Section 3.1(b) to the contrary, if the aggregate potential Covered Tax benefit of the Corporation as calculated with respect to the Basis Adjustments and Imputed Interest (in each case, without regard to the Taxable Year of origination) is limited in a particular Taxable Year because the Corporation does not have sufficient actual taxable income, then the available Covered Tax benefit for the Corporation shall be allocated among the Members in proportion to the respective Tax Benefit Payments that would have been payable if the Corporation had in fact had sufficient taxable income so that there had been no such limitation. As an illustration of the intended operation of this Section 3.3(a), if the Corporation had $200 of aggregate potential Covered Tax benefits with respect to the Basis Adjustments and Imputed Interest in a particular Taxable Year (with $50 of such Covered Tax benefits being attributable to Member 1 and $150 of such Covered Tax benefits being attributable to Member 2), such that Member 1 would have potentially been entitled to a Tax Benefit Payment of $42.50 and Member 2 would have been entitled to a Tax Benefit Payment of $127.50 if the Corporation had $200 of taxable income, and if at the same time the Corporation only had $100 of actual taxable income in such Taxable Year, then $25 of the aggregate $100 actual Covered Tax benefit for the Corporation for such Taxable Year would be allocated to Member 1 and $75 of the aggregate $100 actual Covered Tax benefit for the Corporation would be allocated to Member 2, such that Member 1 would receive a Tax Benefit Payment of $21.25 and Member 2 would receive a Tax Benefit Payment of $63.75.

(b) Late Payments. If for any reason the Corporation is not able to timely and fully satisfy its payment obligations under this Agreement in respect of a particular Taxable Year, then Default Rate Interest will begin to accrue pursuant to Section 5.2 and the Corporation and other Parties agree that (i) the Corporation shall pay the Tax Benefit Payments due in respect of such Taxable Year to each Member pro rata in accordance with the principles of Section 3.3(a) and (ii) no Tax Benefit Payment shall be made in respect of any Taxable Year until all Tax Benefit Payments to all Members in respect of all prior Taxable Years have been made in full.

ARTICLE IV.

TERMINATION

Section 4.1 Early Termination of Agreement; Breach of Agreement.

(a) Corporation’s Early Termination Right. With the written approval of a majority of the Independent Directors, the Corporation may completely terminate this Agreement, as and to the extent provided herein, with respect to all amounts payable to the Members pursuant to this Agreement by paying to the Members the Early Termination Payment; provided that Early Termination Payments may be made pursuant to this Section 4.1(a) only if made in full and simultaneously to all Members that are entitled to such a payment, and provided further, that the Corporation may withdraw any notice to execute its termination rights under this Section 4.1(a) prior to the time at which any Early Termination Payment has been paid. Upon the Corporation’s payment of the Early Termination Payment, the Corporation shall not have any further payment obligations under this Agreement, other than with respect to any: (i) prior Tax Benefit Payments that are due and payable under this Agreement but that still remain unpaid as of the date of the Early Termination Notice; and (ii) current Tax Benefit Payment due for the Taxable Year ending on or including the date of the Early Termination Notice (except to the extent that the amount described in clause (ii) is included in the calculation of the Early Termination Payment). If an Exchange subsequently occurs with respect to Units for which the Corporation has exercised its termination rights under this Section 4.1(a), the Corporation shall have no obligations under this Agreement with respect to such Exchange.

(b) Acceleration Upon Change of Control. In the event of a Change of Control, all obligations hereunder shall be accelerated and such obligations shall be calculated pursuant to this Article IV as if an Early Termination Notice had been delivered on the closing date of the Change of Control and utilizing the Valuation Assumptions by substituting the phrase “the closing date of a Change of Control” in each place where the phrase “Early Termination Effective Date” appears. Such obligations shall include, but not be limited to, (1) the Early Termination Payment calculated as if an Early Termination Notice had been delivered on the closing date of the Change of Control, (2) any Tax Benefit Payments agreed to by the Corporation and the Members as due and payable but unpaid as of the Early Termination Notice and (3) any Tax Benefit Payments due for any Taxable Year ending prior to, with or including the closing date of a Change of Control (except to the extent that any amounts described in clauses (2) or (3) are included in the Early Termination Payment). For the avoidance of doubt, Sections 4.2 and 4.3 shall apply to a Change of Control, mutadis mutandi.

(c) Acceleration Upon Breach of Agreement. In the event that the Corporation materially breaches any of its material obligations under this Agreement, whether as a result of failure to make any payment when due, failure to honor any other material obligation required hereunder, or by operation of law as a result of the rejection of this Agreement in a case commenced under the Bankruptcy Code or otherwise, then all obligations hereunder shall be accelerated and become immediately due and payable upon notice of acceleration from any Member (provided that in the case of any proceeding under the Bankruptcy Code or other insolvency statute, such acceleration shall be automatic without any such notice), and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such notice of acceleration (or, in the case of any proceeding under the Bankruptcy Code or other insolvency statute, on the date of such breach) and shall include, but not be limited to: (i) the Early Termination Payment calculated as if an Early Termination Notice had been delivered on the date of such acceleration; (ii) any prior Tax Benefit Payments that are due and payable under this Agreement but that still remain unpaid as of the date of such acceleration; and (iii) any current Tax Benefit Payment due for the Taxable Year ending with or including the date of such acceleration. Notwithstanding the foregoing, in the event that the Corporation breaches this Agreement and such breach is not a material breach of a material obligation, a Member shall still be entitled to enforce all of its rights otherwise available under this Agreement, including by seeking an acceleration of amounts payable under this Agreement. For purposes of this Section 4.1(c), and subject to the following sentence, the Parties agree that the failure to make any payment due pursuant to this Agreement within thirty (30) days of the relevant Final Payment Date shall be deemed to be a material breach of a material obligation under this Agreement for all purposes of this Agreement, and that it will not be considered to be a material breach of a material obligation under this Agreement to make a payment due pursuant to this Agreement within thirty (30) days of the relevant Final Payment Date. Notwithstanding anything in this Agreement to the contrary, it shall not be a material breach of a material obligation of this Agreement if the Corporation fails to make any Tax Benefit Payment within thirty (30) days of the relevant Final Payment Date to the extent that the Corporation has insufficient funds, or cannot take commercially reasonable actions to obtain sufficient funds, to make such payment; provided that the interest provisions of Section 5.2 shall apply to such late payment (unless the Corporation does not have sufficient funds to make such payment as a result of limitations imposed by any Senior Obligations, in which case Section 5.2 shall apply, but the Default Rate shall be replaced by the Agreed Rate).

Section 4.2 Early Termination Notice. If the Corporation chooses to exercise its right of early termination under Section 4.1 above, the Corporation shall deliver to the Members a notice of the Corporation’s decision to exercise such right (an “Early Termination Notice”) and a schedule (the “Early Termination Schedule”) showing in reasonable detail the calculation of the Early Termination Payment. The Corporation shall also (x) deliver supporting schedules and work papers, as determined in good faith by the Corporation or as reasonably requested by a Member, that provide a reasonable level of detail regarding the data and calculations that were relevant for purposes of preparing the Early Termination Schedule; (y) deliver an Advisory Firm Letter (or, if the Advisory Firm cannot as a general matter of such Advisory Firm’s internal policies deliver Advisory Firm Letters, a Corporation Letter) supporting such Early Termination Schedule; and (z) allow the Members and their advisors to have reasonable access to the appropriate representatives, as determined in good faith by the Corporation or as reasonably requested by any Member, at the Corporation and the Advisory Firm in connection with a review of such Early Termination Schedule. The Early Termination Schedule shall become final and binding on each Party thirty (30) calendar days from the first date on which the Members received such Early Termination Schedule unless:

(i) a Member within thirty (30) calendar days after receiving the Early Termination Schedule, provides the Corporation with notice of a material objection to such Early Termination Schedule made in good faith and setting forth in reasonable detail such Member’s material objection (a “Termination Objection Notice”); or

(ii) each Member provides a written waiver of such right of a Termination Objection Notice within the period described in clause (i) above, in which case such Early Termination Schedule becomes binding on the date the waiver from all Members is received by the Corporation.

In the event that a Member timely delivers a Termination Objection Notice pursuant to clause (i) above, and if the Parties, for any reason, are unable to successfully resolve the issues raised in the Termination Objection Notice within thirty (30) calendar days after receipt by the Corporation of the Termination Objection Notice, the Corporation and such Member shall employ the Reconciliation Procedures. The date on which the Early Termination Schedule becomes final in accordance with this Section 4.2 shall be the “Early Termination Reference Date.”

Section 4.3 Payment Upon Early Termination.

(a) Timing of Payment. Within three (3) Business Days after the Early Termination Reference Date, the Corporation shall pay to each Member an amount equal to the Early Termination Payment for such Member. Such Early Termination Payment shall be made by the Corporation by wire transfer of immediately available funds to a bank account or accounts designated by the Members or as otherwise agreed by the Corporation and the Members.

(b) Amount of Payment. The “Early Termination Payment” payable to a Member pursuant to Section 4.3(a) shall equal the present value, discounted at the Early Termination Rate as determined as of the Early Termination Reference Date, of all Tax Benefit Payments that would be required to be paid by the Corporation to such Member, whether payable with respect to Units that were Exchanged prior to or on the Early Termination

Effective Date, or are deemed to be Exchanged on the Early Termination Effective Date pursuant to the Valuation Assumptions, beginning from the Early Termination Effective Date and using the Valuation Assumptions. For the avoidance of doubt, an Early Termination Payment shall be made to each Member, regardless of whether such Member has Exchanged all of its Units as of the Early Termination Effective Date.

ARTICLE V.

SUBORDINATION AND LATE PAYMENTS

Section 5.1 Subordination. Notwithstanding any other provision of this Agreement to the contrary, any Tax Benefit Payment or Early Termination Payment required to be made by the Corporation to the Members under this Agreement shall rank subordinate and junior in right of payment to any principal, interest, or other amounts due and payable in respect of any obligations owed in respect of secured indebtedness for borrowed money of the Corporation and its subsidiaries (“Senior Obligations”) and shall rank pari passu in right of payment with all current or future unsecured obligations of the Corporation that are not Senior Obligations. To the extent that any payment under this Agreement is not permitted to be made at the time payment is due as a result of this Section 5.1 and the terms of the agreements governing Senior Obligations, such payment obligation nevertheless shall accrue for the benefit of the Members and the Corporation shall make such payments at the first opportunity that such payments are permitted to be made in accordance with the terms of the Senior Obligations. For the avoidance of doubt, the Corporation shall use commercially reasonable efforts to cause the terms of the agreements governing Senior Obligations to allow payments to be made under this Agreement.

Section 5.2 Late Payments by the Corporation. The amount of all or any portion of any Tax Benefit Payment or Early Termination Payment not made to any Member when due under the terms of this Agreement, whether as a result of Section 5.1 and the terms of the Senior Obligations or otherwise, shall be payable together with Default Rate Interest, which shall accrue beginning on the Final Payment Date and be computed as provided in Section  3.1(b)(ix).

ARTICLE VI.

TAX MATTERS; CONSISTENCY; COOPERATION

Section 6.1 Participation in the Corporation’s and Amneal LLC’s Tax Matters. Except as otherwise provided herein, and except as provided in Section 9.03 of the LLC Agreement, the Corporation shall have full responsibility for, and sole discretion over, all tax matters concerning the Corporation and Amneal LLC, including without limitation the preparation, filing or amending of any Tax Return and defending, contesting or settling any issue pertaining to taxes. Notwithstanding the foregoing, the Corporation shall notify the Members of, and keep them reasonably informed with respect to, the portion of any tax audit of the Corporation or Amneal LLC, or any of Amneal LLC’s subsidiaries, the outcome of which is reasonably expected to materially affect the Tax Benefit Payments payable to any Member under this Agreement, and the Member Representative, shall have the right to participate in and to monitor at its own expense (but, for the avoidance of doubt, not to control) any such portion of any such Tax audit; provided that the Corporation shall not settle or fail to contest any issue pertaining to Covered Taxes that is reasonably expected to materially adversely affect any Member’s rights or obligations under this Agreement (including the amount or timing of any payment made hereunder) without the prior written consent of the Member Representative. In addition to the foregoing, the Corporation shall not take any action outside the ordinary course of business (other than exercising its early termination right under Section 4.1(a)) a principal purpose of which is to minimize Tax Benefit Payments determined in accordance with this Agreement; provided, that for the avoidance of doubt, nothing in this sentence shall be construed to in any way limit or otherwise prohibit the Corporation from exercising its rights pursuant to this Agreement (including, for the avoidance of doubt, this Section 6.1).

Section 6.2 Consistency. All calculations and determinations made hereunder, including, without limitation, any Basis Adjustments, the Schedules, and the determination of any Realized Tax Benefits or Realized Tax Detriments, shall be made in accordance with the elections, methodologies or positions taken by the Corporation and Amneal LLC on their respective Tax Returns. Each Member shall prepare its Tax Returns in a manner that is consistent with the terms of this Agreement, and any related calculations or determinations that are made hereunder, including, without limitation, the terms of Section 2.1 of this Agreement and the Schedules provided to the Members under this Agreement. In the event that an Advisory Firm is replaced with another Advisory Firm acceptable to the Audit Committee, such replacement Advisory Firm shall perform its services under this Agreement using procedures and methodologies consistent with the previous Advisory Firm, unless otherwise required by law or unless the Corporation and all of the Members agree to the use of other procedures and methodologies.

Section 6.3 Cooperation.

(a) Each Member shall (i) furnish to the Corporation in a timely manner such information, documents and other materials as the Corporation may reasonably request for purposes of making any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return or contesting or defending any audit, examination or controversy with any Taxing Authority, (ii) make itself available to the Corporation and its representatives to provide explanations of documents and materials and such other information as the Corporation or its representatives may reasonably request in connection with any of the matters described in clause (i) above, and (iii) reasonably cooperate in connection with any such matter. For the avoidance of doubt, no provision of this Agreement shall be construed to require any Member to provide any other party any right to access or review any Tax Return, tax work papers, or other proprietary or confidential information of such Member.

(b) The Corporation shall reimburse the Members for any reasonable and documented out-of-pocket costs and expenses incurred pursuant to Section 6.3(a).

Section 6.4 Approvals.

(a) Neither the Corporation, Amneal LLC nor any direct or indirect subsidiary of Amneal LLC that is treated as a partnership or is disregarded as separate from its owner for U.S. federal income tax purposes shall sell, exchange or otherwise dispose of any asset held on or prior to the Closing Date by Amneal LLC or any entity that was a subsidiary of Amneal LLC prior to the Closing Date in any twelve (12) month period if, following such disposition, the cumulative “amount realized” (as that term is defined in Section 1001 of the Code) from all such dispositions during such twelve (12) month period would be in excess of $40,000,000, unless (i) the Membership Representative provides its prior written consent to such transaction (which consent may be granted or withheld in the Member Representative’s sole discretion) or (ii) the Corporation agrees to use its best efforts to ensure that, during the taxable periods in which any Member is allocated gain attributable to such transaction, each such Member receives distributions pursuant to Section 4.01(b) of the LLC Agreement equal to its Assumed Tax Liability.

(b) Neither the Corporation, Amneal LLC nor any of their respective Affiliates shall make a Subsequent Acquisition if the Subsequent Acquisition Tax Benefits from such Subsequent Acquisition and all prior Subsequent Acquisitions could, in the aggregate, reasonably be expected to materially adversely affect any Member’s rights or obligations under this Agreement (including the amount or timing of any payment made hereunder) without the prior written consent of the Member Representative, which consent may be granted or withheld in the Member Representative’s sole discretion.

(c) Neither the Corporation nor any of its subsidiaries shall enter into any additional agreement providing rights similar to this Agreement to any Person (including any agreement pursuant to which the Corporation is obligated to pay amounts with respect to tax benefits resulting from any net operating losses or other tax attributes to which the Corporation becomes entitled as a result of a transaction) without the prior written consent of the Member Representative (such consent not to be unreasonably withheld, conditioned or delayed), unless all payments to be made by the Corporation or any of its subsidiaries pursuant to such agreement are expressly subordinate in right of payment to all payments to be made hereunder.

Section 6.5 Tax Attributes. All net operating losses and other tax attributes of the Corporation (or any predecessor thereof), or of any affiliated group that files a consolidated U.S. federal income tax return (and any consolidated, combined, unitary or similar state tax group) and of which the Corporation (or any predecessor thereof) was the parent on or prior to the Closing Date shall, to the maximum extent permitted by applicable law, be carried back to taxable periods ending on or prior to the Closing Date.

ARTICLE VII.

MISCELLANEOUS

Section 7.1 Notices. All notices, requests, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by courier service, by fax, by electronic mail (delivery receipt requested) or by certified or registered mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be as specified in a notice given in accordance with this Section 7.1). All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

If to the Corporation, to:

Amneal Pharmaceuticals, Inc.

400 Crossing Boulevard, 3rd Floor

Bridgewater, New Jersey 08807

Attn: Sheldon Hirt

E-mail: shirt@amneal.com

with a copy (which shall not constitute notice to the Corporation) to:

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

Attn: Charles K. Ruck and R. Scott Shean

E-mail: charles.ruck@lw.com and ~~scott.shean@lw.com~~scott.shean@lw.com

If to a Member, the address, facsimile number and e-mail address specified on such Member’s signature page to this Agreement

Any Party may change its address, fax number or e-mail address by giving each of the other Parties written notice thereof in the manner set forth above.

Section 7.2 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery of an executed signature page to this Agreement by facsimile transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 7.3 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware, without regard to the conflicts of laws principles thereof that would mandate the application of the laws of another jurisdiction.

Section 7.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 7.6 Assignments; Amendments; Successors; No Waiver.

(a) Assignment. Each Member may, at any time, assign, sell, alienate, transfer pledge or hypothecate its interest in this Agreement in whole or in part, including the right to receive any payments to be made pursuant to this Agreement, to any Person, provided, however, that no Member may assign, sell, pledge, or otherwise alienate or transfer any interest in this Agreement, including the right to receive any Tax Benefit Payments under this Agreement, to any Person without such Person executing and delivering a Joinder agreeing to succeed to the applicable portion of such Member’s interest in this Agreement and to become a Party for all purposes of this Agreement (the “Joinder Requirement”). For the avoidance of doubt, if a Member transfers Units in accordance with the terms of the LLC Agreement but does not assign to the transferee of such Units its rights under this Agreement with respect to such transferred Units, such Member shall continue to be entitled to receive the Tax Benefit Payments arising in respect of a subsequent Exchange of such Units. The Corporation may not assign any of its rights or obligations under this Agreement to any Person without the prior written consent of the Member Representative (and any purported assignment without such consent shall be null and void).

(b) Amendments. No provision of this Agreement may be amended unless such amendment is approved in writing by the Corporation and the Member Representative; provided that amendment of the definition of Change of Control will also require the written approval of a majority of the Independent Directors.

(c) Successors. All of the terms and provisions of this Agreement shall be binding upon, and shall inure to the benefit of and be enforceable by, the Parties hereto and their respective successors, assigns, heirs, executors, administrators and legal representatives. The Corporation shall require and cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Corporation, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Corporation would be required to perform if no such succession had taken place.

(d) Waiver. No provision of this Agreement may be waived unless such waiver is in writing and signed by the Party against whom the waiver is to be effective. No failure by any Party to insist upon the strict performance of any covenant, duty, agreement, or condition of this Agreement, or to exercise any right or remedy consequent upon a breach thereof, shall constitute a waiver of any such breach or any other covenant, duty, agreement, or condition.

Section 7.7 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

Section 7.8 Resolution of Disputes.

(a) Except for Reconciliation Disputes subject to Section 7.9, any and all disputes which cannot be settled after substantial good-faith negotiation, including any ancillary claims of any Party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement (including the validity, scope and enforceability of this arbitration provision) (each a “Dispute”) shall be finally resolved by arbitration in accordance with the International Institute for Conflict Prevention and Resolution Rules for Non-Administered Arbitration by a panel of three arbitrators, of which the Corporation shall designate one arbitrator and the Members party to such Dispute shall designate one arbitrator in accordance with the “screened” appointment procedure provided in Resolution Rule 5.4. The arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. §§ 1 et seq., and judgment upon the award rendered by the arbitrators may be entered by any court having jurisdiction thereof. The place of the arbitration shall be New York City, New York.

(b) Notwithstanding the provisions of paragraph (a), any Party may bring an action or special proceeding in any court of competent jurisdiction for the purpose of compelling another Party to arbitrate, seeking temporary or preliminary relief in aid of an arbitration hereunder, and/or enforcing an arbitration award and, for the purposes of this paragraph (b), each Party (i) expressly consents to the application of paragraph (c) of this Section 7.8 to any such action or proceeding, and (ii) agrees that proof shall not be required that monetary damages for breach of the provisions of this Agreement would be difficult to calculate and that remedies at law would be inadequate. For the avoidance of doubt, this Section 7.8 shall not apply to Reconciliation Disputes to be settled in accordance with the procedures set forth in Section 7.9.

(c) Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of Section 7.9, or a Dispute within the meaning of this Section 7.8, shall be decided and resolved as a Dispute subject to the procedures set forth in this Section 7.8.

Section 7.9 Reconciliation. In the event that the Corporation and any Member are unable to resolve a disagreement with respect to a Schedule (other than an Early Termination Schedule) prepared in accordance with the procedures set forth in Section 2.4, with respect to an Early Termination Schedule prepared in accordance with the procedures set forth in Section 4.2, or with respect to withholding pursuant to Schedule 7.10, within the relevant time period designated in this Agreement (a “Reconciliation Dispute”), the Reconciliation Dispute shall be submitted for determination to a nationally recognized expert (the “Expert”) in the particular area of disagreement mutually acceptable to both Parties. The Expert shall be a partner or principal in a nationally recognized accounting firm, and unless the Corporation and such Member agree otherwise, the Expert shall not, and the firm that employs the Expert shall not, have any material relationship with the Corporation or such Member or other actual or potential conflict of interest. If the Parties are unable to agree on an Expert within fifteen (15) calendar days of receipt by the respondent(s) of written notice of a Reconciliation Dispute, the selection of an Expert shall be treated as a Dispute subject to Section 7.8 and an arbitration panel shall pick an Expert from a nationally recognized accounting firm that does not have any material relationship with the Corporation or such Member or other actual or potential conflict of interest. The Expert shall resolve any matter relating to the Basis Schedule or an amendment thereto, or the Early Termination Schedule or an amendment thereto within thirty (30) calendar days and shall resolve any matter relating to a Tax Benefit Schedule or an amendment thereto within fifteen (15) calendar days or as soon thereafter as is reasonably practicable, in each case after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement would be due (in the absence of such disagreement) or any Tax Return reflecting the subject of a disagreement is due, the undisputed amount shall be paid on the date prescribed by this Agreement and such Tax Return may be filed as prepared by the Corporation, subject to adjustment or amendment upon resolution. The costs and expenses relating to the engagement of such Expert or amending any Tax Return shall be borne by the Corporation except as provided in the next sentence. The Corporation and the Member shall bear their own costs and expenses of such proceeding, unless (i) the Expert adopts the Member’s position, in which case the Corporation shall reimburse the Member for any reasonable and documented out-of-pocket costs and expenses in such proceeding, or (ii) the Expert adopts the Corporation’s position, in which case the Member shall reimburse the Corporation for any reasonable and documented out-of-pocket costs and expenses in such proceeding. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 7.9 shall be binding on the Corporation and the Member and may be entered and enforced in any court having competent jurisdiction.

Section 7.10 Withholding. The Corporation shall be entitled to deduct and withhold from any payment that is payable to any Member pursuant to this Agreement such amounts as the Corporation is required to deduct and withhold with respect to the making of such payment under the Code. If the Corporation becomes aware of any such requirement to so deduct and withhold from any payment to a Member, the Corporation shall (i) provide such Member with written notice of the amount of and applicable law requiring such withholding at least ten (10) calendar days prior to making such deduction and withholding, (ii) provide the Member with all related tax documentation that such Member reasonably requests and (iii) use commercially reasonable efforts to obtain exemptions from, or reductions of, any amounts to be withheld. In the event that the Corporation and such Member, for any reason, disagree as to the amount to be withheld and deducted and are unable to resolve such disagreement at least five (5) calendar days prior to the date on which the Corporation would so deduct and withhold, the Corporation and the Member shall employ the Reconciliation Procedures. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by the Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid by the Corporation to the relevant Member. Each Member shall promptly provide the Corporation with any applicable tax forms and certifications reasonably requested by the Corporation in connection with determining whether any such deductions and withholdings are required under the Code.

Section 7.11 Admission of the Corporation into a Consolidated Group; Transfers of Corporate Assets.

(a) If the Corporation is or becomes a member of an affiliated, consolidated or unitary group of corporations that files a consolidated income Tax Return pursuant to Section 1501 or other applicable Sections of the Code governing affiliated or consolidated groups, or any similar provisions of U.S. state or local tax law, then: (i) the provisions of this Agreement shall be applied with respect to the group as a whole; and (ii) Tax Benefit Payments, Early Termination Payments, and other applicable items hereunder shall be computed with reference to the consolidated taxable income of the group as a whole.

(b) If any entity that is obligated to make a Tax Benefit Payment or Early Termination Payment hereunder transfers one or more assets to a corporation (or a Person classified as a corporation for U.S. income tax purposes) with which such entity does not file a consolidated Tax Return pursuant to Section 1501 of the Code, such entity, for purposes of calculating the amount of any Tax Benefit Payment or Early Termination Payment due hereunder, shall be treated as having disposed of such asset in a fully taxable transaction on the date of such contribution. The consideration deemed to be received by such entity shall be equal to the fair market value of the contributed asset. For purposes of this Section 7.11, a transfer of a partnership interest shall be treated as a transfer of the transferring partner’s share of each of the assets and liabilities of that partnership.

Section 7.12 Confidentiality. Each Member and its assignees acknowledges and agrees that the information of the Corporation is confidential and, except in the course of performing any duties as necessary for the Corporation and its Affiliates, as required by law or legal process or to enforce the terms of this Agreement, such Person shall keep and retain in the strictest confidence and not disclose to any Person any confidential matters, acquired pursuant to this Agreement, of the Corporation and its Affiliates and successors, learned by any Member heretofore or hereafter, provided that, each Member acknowledges and agrees that such Member shall, except as otherwise provided by applicable law, keep and retain in the strictest confidence and not disclose to any Person that is not a Member any confidential matters contained in supporting schedules or work papers provided to such Member pursuant to Section 2.4(a) this Agreement. This Section 7.12 shall not apply to (i) any information that has been made publicly available by the Corporation or any of its Affiliates, becomes public knowledge (except as a result of an act of any Member in violation of this Agreement) or is generally known to the business community, (ii) the disclosure of information to the extent necessary for a Member to prosecute or defend claims arising under or relating to this Agreement, and (iii) the disclosure of information to the extent necessary for a Member to prepare and file its Tax Returns, to respond to any inquiries regarding the same from any Taxing Authority or to prosecute or defend any action, proceeding or audit by any Taxing Authority with respect to such Tax Returns. Notwithstanding anything to the contrary herein, the Members and each of their assignees (and each employee, representative or other agent of the Members or their assignees, as applicable) may disclose at their discretion to any and all Persons, without limitation of any kind, the tax treatment and tax structure of the Corporation, the Members and any of their transactions, and all materials of any kind (including tax opinions or other tax analyses) that are provided to the Members relating to such tax treatment and tax structure. If a Member or an assignee commits a breach, or threatens to commit a breach, of any of the provisions of this Section 7.12, the Corporation shall have the right and remedy to have the provisions of this Section 7.12 specifically enforced by injunctive relief or otherwise by any court of competent jurisdiction without the need to post any bond or other security, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to the Corporation or any of its subsidiaries and that money damages alone shall not provide an adequate remedy to such Persons. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available at law or in equity.

Section 7.13 Change in Law. Notwithstanding anything herein to the contrary, if, in connection with an actual or proposed change in law, a Member reasonably believes that the existence of this Agreement could cause income (other than income arising from receipt of a payment under this Agreement) recognized by such Member (or direct or indirect equity holders in such Member) in connection with any Exchange to be treated as ordinary income rather than capital gain (or otherwise taxed at ordinary income rates) for U.S. federal income tax purposes or would have other material adverse tax consequences to such Member (or any direct or indirect owner of such Member), then at the written election of such Member in its sole discretion (in an instrument signed by such Member and delivered to the Corporation) and to the extent specified therein by such Member, this Agreement shall cease to have further effect with respect to such Member and shall not apply to an Exchange with respect to the Units of such Member occurring after a date specified by such Member, or may be amended in a manner reasonably determined by such Member, provided that (i) such amendment shall not result in an increase in any payments owed by the Corporation under this Agreement at any time as compared to the amounts and times of payments that would have been due in the absence of such amendment and (ii) the Member Representative consents in writing to such amendment, such consent not to be unreasonably withheld, conditioned or delayed.

Section 7.14 Interest Rate Limitation. Notwithstanding anything to the contrary contained herein, the interest paid or agreed to be paid hereunder with respect to amounts due to any Member hereunder shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the “Maximum Rate”). If any Member shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the Tax Benefit Payment or Early Termination Payment, as applicable (but in each case exclusive of any component thereof comprising interest) or, if it exceeds such unpaid non-interest amount, refunded to the Corporation. In determining whether the interest contracted for, charged, or received by any Member exceeds the Maximum Rate, such Member may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the payment obligations owed by the Corporation to such Member hereunder. Notwithstanding the foregoing, it is the intention of the Parties to conform strictly to any applicable usury laws.

Section 7.15 Independent Nature of Rights and Obligations. The rights and obligations of each Member hereunder are several and not joint with the rights and obligations of any other Person. A Member shall not be responsible in any way for the performance of the obligations of any other Person hereunder, nor shall a Member have the right to enforce the rights or obligations of any other Person hereunder (other than the Corporation). The obligations of a Member hereunder are solely for the benefit of, and shall be enforceable solely by, the

Corporation. Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by any Member pursuant hereto or thereto, shall be deemed to constitute the Members acting as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Members are in any way acting in concert or as a group with respect to such rights or obligations or the transactions contemplated hereby, and the Corporation acknowledges that the Members are not acting in concert or as a group and will not assert any such claim with respect to such rights or obligations or the transactions contemplated hereby.

[Signature Page Follows This Page]

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Agreement as of the date first written above.

AMNEAL PHARMACEUTICALS, INC.

By:
Name:
Title:

AMNEAL PHARMACEUTICALS LLC

By:
Name:
Title:

[MEMBERS]

Exhibit A

FORM OF JOINDER AGREEMENT

This JOINDER AGREEMENT, dated as of                         , 20         (this “Joinder”), is delivered pursuant to that certain Tax Receivable Agreement, dated as of [●] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Tax Receivable Agreement”) by and among Amneal Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”), Amneal Pharmaceuticals LLC, a Delaware limited liability company (“Amneal LLC”), and each of the Members from time to time party thereto. Capitalized terms used but not otherwise defined herein have the respective meanings set forth in the Tax Receivable Agreement.

1.	Joinder to the Tax Receivable Agreement. The undersigned hereby represents and warrants to the Corporation that, as of the date hereof, the undersigned has been assigned an interest in the Tax Receivable Agreement from a Member and [●].

2.	Joinder to the Tax Receivable Agreement. Upon the execution of this Joinder by the undersigned and delivery hereof to the Corporation, the undersigned hereby is and hereafter will be a Member under the Tax Receivable Agreement and a Party thereto, with all the rights, privileges and responsibilities of a Member thereunder. The undersigned hereby agrees that it shall comply with and be fully bound by the terms of the Tax Receivable Agreement as if it had been a signatory thereto as of the date thereof.

3.	Incorporation by Reference. All terms and conditions of the Tax Receivable Agreement are hereby incorporated by reference in this Joinder as if set forth herein in full.

4.	Address. All notices under the Tax Receivable Agreement to the undersigned shall be direct to:

[Name]

[Address]

[City, State, Zip Code]

Attn:

Facsimile:

E-mail:

[Signature Page Follows This Page]

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Joinder as of the day and year first above written.

[NAME OF NEW PARTY]

By:
Name:
Title:

Exhibit A

Exhibit E

AMNEAL PHARMACEUTICALS LLC

THIRD AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

Dated as of [            ]

THE COMPANY INTERESTS REPRESENTED BY THIS THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH COMPANY INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

Page
Article I DEFINITIONS		J-142

Article II ORGANIZATIONAL MATTERS		J-148
Section 2.01	Formation of Company	J-148
Section 2.02	Third Amended and Restated Limited Liability Company Agreement	J-158
Section 2.03	Name	J-~~13~~148
Section 2.04	Purpose	J-149
Section 2.05	Principal Office; Registered Office	J-149
Section 2.06	Term	J-149
Section 2.07	No State-Law Partnership	J-149

Article III MEMBERS; UNITS; CAPITALIZATION		J-~~14~~149
Section 3.01	Members	J-~~14~~149
Section 3.02	Units	J-149
Section 3.03	Recapitalization; the Corporation’s Capital Contribution; the Corporation’s Purchase of Common Units	J-~~15~~149
Section 3.04	Authorization and Issuance of Additional Units	J-150
Section 3.05	Repurchases or Redemptions	J-150
Section 3.06	Certificates Representing Units; Lost, Stolen or Destroyed Certificates; Registration and Transfer of Units	J-150
Section 3.07	Negative Capital Accounts	J-~~18~~151
Section 3.08	No Withdrawal	J-~~18~~152
Section 3.09	Loans From Members	J-~~18~~152
Section 3.10	Tax Treatment of Corporate Equity Plans	J-152
Section 3.11	Dividend Reinvestment Plan, Cash Option Purchase Plan, Stock Incentive Plan or Other Plan	J-~~20~~152

Article IV DISTRIBUTIONS		J-153
Section 4.01	Distributions	J-154
Section 4.02	Restricted Distributions	J-154

Article V CAPITAL ACCOUNTS; ALLOCATIONS; TAX MATTERS		J-154
Section 5.01	Capital Accounts	J-155
Section 5.02	Allocations	J-155
Section 5.03	Regulatory and Special Allocations	J-155
Section 5.04	Tax Allocations	J-~~24~~156
Section 5.05	Withholding; Reimbursement for Payments on Behalf of a Member	J-~~25~~156

Article VI MANAGEMENT		J-~~26~~157
Section 6.01	Authority of Manager	J-~~26~~158
Section 6.02	Actions of the Manager	J-~~27~~159
Section 6.03	Resignation; No Removal	J-~~27~~159
Section 6.04	Vacancies	J-159
Section 6.05	Transactions Between Company and Manager	J-159
Section 6.06	Reimbursement for Expenses	J-160

Page
Article XIII WITHDRAWAL AND RESIGNATION; TERMINATION OF RIGHTS		J-~~46~~174
Section 13.01	Withdrawal and Resignation of Members	J-~~46~~174

Article XIV DISSOLUTION AND LIQUIDATION		J-~~46~~175
Section 14.01	Dissolution	J-~~46~~175
Section 14.02	Liquidation and Termination	J-175
Section 14.03	Deferment; Distribution in Kind	J-~~47~~175
Section 14.04	Cancellation of Certificate	J-176
Section 14.05	Reasonable Time for Winding Up	J-176
Section 14.06	Return of Capital	J-~~48~~176

Article XV VALUATION		J-~~48~~176
Section 15.01	Determination	J-~~48~~176
Section 15.02	Dispute Resolution	J-~~48~~176

Article XVI GENERAL PROVISIONS		J-177
Section 16.01	Power of Attorney	J-177
Section 16.02	Confidentiality	J-177
Section 16.03	Amendments	J-~~50~~178
Section 16.04	Title to Company Assets	J-178
Section 16.05	Addresses and Notices	J-179
Section 16.06	Binding Effect; Intended Beneficiaries	J-~~52~~180
Section 16.07	Creditors	J-~~52~~180
Section 16.08	Waiver	J-~~52~~180
Section 16.09	Counterparts	J-180
Section 16.10	Applicable Law	J-180
Section 16.11	Severability	J-180
Section 16.12	Further Action	J-180
Section 16.13	Conflict	J-~~53~~180
Section 16.14	Delivery by Electronic Transmission	J-~~53~~180
Section 16.15	Right of Offset	J-~~53~~181
Section 16.16	Effectiveness	J-181
Section 16.17	Entire Agreement	J-181
Section 16.18	Remedies	J-181
Section 16.19	Descriptive Headings; Interpretation	J-~~54~~181

Schedules

Schedule 1 –	Initial Schedule of Members

Exhibits

Exhibit A –	Form of Joinder Agreement

AMNEAL PHARMACEUTICALS LLC

THIRD AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

This THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”), dated as of [                    ], is entered into by and among Amneal Pharmaceuticals LLC, a Delaware limited liability company (the “Company”), and its Members (as defined herein).

WHEREAS, the Company was formed as a limited liability company pursuant to and in accordance with the Delaware Act (as defined herein) by the filing of the Certificate (as defined herein) with the Secretary of State of the State of Delaware pursuant to Section 18-201 of the Delaware Act on June 15, 2004;

WHEREAS, the Company previously entered into a Second Amended and Restated Limited Liability Company Agreement of the Company, dated as of May 1, 2015 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time to but excluding the date hereof, together with all schedules, exhibits and annexes thereto, the “Second A&R LLC Agreement”), with the members of the Company party thereto;

WHEREAS, immediately prior to the Effective Time (as defined herein), (a) Amneal Pharmaceuticals Holding Company LLC, a Delaware limited liability company (“APHC”), held Class A units representing limited liability company interests in the Company (the “Original Class A Units”), (b) AP Class D Member, LLC, a Delaware limited liability company (“D, LLC”), held Class D units representing limited liability company interests in the Company (the “Original Class D Units”), (c) AP Class E Member, LLC, a Delaware limited liability company (“E, LLC”), held Class E units representing limited liability company interests in the Company (the “Original Class E Units”), and (d) AH PPU Management, LLC, a Delaware limited liability company (“AH PPU” and, together with APHC, D, LLC and E, LLC, the “Original Members”), held Class F units representing limited liability company interests in the Company (the “Original Class F Units”), Class G units representing limited liability company interests in the Company (the “Original Class G Units”) and Class H units representing limited liability company interests in the Company (the “Original Class H Units” and, together with the Original Class A Units, the Original Class D Units, the Original Class E Units, the Original Class F Units and the Original Class G Units, the “Original Units”);

WHEREAS, the parties are entering into this Agreement to amend and restate the Second A&R LLC Agreement in its entirety as of the Effective Time to reflect (a) the Recapitalization (as defined herein) and the consummation of the transactions contemplated by the Business Combination Agreement (as defined herein), (b) the Impax Contribution (as defined herein) and the admission of ~~Atlas Holdings~~Amneal Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”), as a Member, (c) the Corporation’s designation as the Manager (as defined herein), and (d) the rights and obligations of the Members that are enumerated and agreed upon in the terms of this Agreement effective as of the Effective Time, at which time the Second A&R LLC Agreement shall be superseded entirely by this Agreement; and

WHEREAS, in connection with the Recapitalization and as of the Effective Time, the Original Units of each Original Member will be converted into Common Units (as defined herein) issued in accordance with this Agreement and the Original Units will cease to exist.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Members, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

The following definitions shall be applied to the terms used in this Agreement for all purposes, unless otherwise clearly indicated to the contrary.

“Additional Member” has the meaning set forth in Section 12.02.

“Adjusted Capital Account Deficit” means with respect to the Capital Account of any Member as of the end of any Taxable Year, the amount by which the balance in such Capital Account is less than zero. For this purpose, such Member’s Capital Account balance shall be:

(a)	reduced for any items described in Treasury Regulations Section 1.704- 1(b)(2)(ii)(d)(4), (5), and (6); and

(b)	increased for any amount such Member is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Treasury Regulations Section 1.704-1(b)(2)(ii)(c) (relating to partner liabilities to a partnership) or 1.704-2(g)(1) and 1.704-2(i) (relating to minimum gain).

“Admission Date” has the meaning set forth in Section 10.06.

“Affiliate” (and, with a correlative meaning, “Affiliated”) means, with respect to a specified Person, each other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of voting securities, by contract or otherwise).

“Agreement” has the meaning set forth in the preamble to this Agreement.

“AH PPU” has the meaning set forth in the recitals to this Agreement.

“APHC” has the meaning set forth in the recitals to this Agreement.

“Appraisers” has the meaning set forth in Section 15.02.

“Assignee” means a Person to whom a Company Interest has been transferred but who has not become a Member pursuant to Article XII.

“Assumed Tax Liability” means, with respect to any Member at any Tax Distribution Date, an amount equal to the amount of federal, state, local and foreign income taxes (including any applicable estimated taxes) for such taxable year, determined taking into account the character of income and loss allocated as it affects the Assumed Tax Rate, that the Manager estimates in good faith would be due from such Member as of the relevant Tax Distribution Date, (i) assuming such Member were an individual who earned solely the items of income, gain, deduction, loss, and/or credit allocated to such Member pursuant to Article V, (ii) taking into account adjustments and allocations under Sections 704(c), 734 and 743 of the Code and applicable limitations on the deductibility of capital losses, and (iii) assuming that such Member is subject to tax at the Assumed Tax Rate. The Manager shall reasonably determine the Assumed Tax Liability for each Member based on such assumptions as the Manager in good faith deems reasonably necessary.

“Assumed Tax Rate” means, for any taxable year, the sum of the highest marginal rate of federal, state, and local income tax applicable to any direct, or in the case of ownership through an entity classified as a partnership or disregarded entity for federal income tax purposes, indirect owner of a Member (other than the Corporation) (including any tax imposed under Section 1401 or Section 1411 of the Code) determined by applying the rates applicable to ordinary income (in cases where taxes are being determined on ordinary income allocated to a Member) and capital gains (in cases where taxes are being determined on capital gains allocated to a Member), and including any deduction of state and local income taxes in computing a Member’s liability for federal income tax. The Manager shall consult in good faith with each Member to determine the Assumed Tax Rate for such Member for any taxable year.

“Base Rate” means, on any date, a variable rate per annum equal to the rate of interest most recently published by The Wall Street Journal as the “prime rate” at large U.S. money center banks.

“Black-Out Period” means any “black-out” or similar period under the Corporation’s policies covering trading in the Corporation’s securities to which the applicable Redeemed Member is subject, which period restricts the ability of such Redeemed Member to immediately resell shares of Class A Common Stock to be delivered to such Redeemed Member in connection with a Share Settlement.

“Book Value” means, the adjusted basis of such asset for federal income tax purposes, except as follows: (a) the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution; (b) immediately prior to the Distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such Distribution; (c) the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as reasonably determined in good faith by the Manager, as of the following times: (i) the acquisition of an additional Company Interest in the Company by a new or existing Member in consideration of a Capital Contribution of more than a de minimis amount; (ii) the Distribution by the Company to a Member of more than a de minimis amount of property (other than cash) as consideration for all or a part of such Member’s Company Interest; and (iii) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g); provided, that adjustments pursuant to clauses (i) and (ii) above need not be made if the Manager reasonably determines in good faith that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member; (d) the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m); provided, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph; and if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Depreciation taken into account with respect to such Company asset for purposes of computing Profits and Losses.

“Business Combination Agreement” means that certain Business Combination Agreement, dated as of October 17, 2017, by and among the Company, Impax, the Corporation and K2 Merger Sub Corporation, a Delaware corporation (as may be amended or supplemented from time to time).

“Business Combination Closing” means the “Closing” as defined in Section 1.03 of the Business Combination Agreement.

“Business Day” means any day other than a Saturday or a Sunday or a day on which banks located in New York City, New York generally are authorized or required by Law to close.

“Capital Account” means the capital account maintained for a Member in accordance with Section 5.01.

“Capital Contribution” means, with respect to any Member, the amount of any cash, cash equivalents, promissory obligations or the Fair Market Value of other property that such Member contributes (or is deemed to contribute) to the Company pursuant to Article III hereof.

“Cash Settlement” means immediately available funds in U.S. dollars in an amount equal to the product of (a) the Share Settlement and (b) the Common Unit Redemption Price.

“Certificate” means the Company’s Certificate of Formation as filed with the Secretary of State of Delaware.

“Change of Control Transaction” means (a) a sale of all or substantially all of the Company’s assets determined on a consolidated basis, (b) a sale of a majority of the Company’s outstanding Units (other than (i) to the Corporation, (ii) in a Permitted Transfer or (iii) in connection with a Redemption or Direct Exchange in accordance with Article XI) or (c) a sale of a majority of the outstanding voting securities of any Material Subsidiary of the Company; in any such case, whether by merger, recapitalization, consolidation, reorganization, combination or otherwise; provided, however, that neither (w) a transaction solely between the Company or any of its wholly-owned Subsidiaries, on the one hand, and the Company or any of its wholly-owned Subsidiaries, on the other hand, nor (x) a transaction solely for the purpose of changing the jurisdiction of domicile of the Company, nor (y) a transaction solely for the purpose of changing the form of entity of the Company, nor (z) a sale of a majority of the outstanding shares of Class A Common Stock~~,~~ (treating for this purpose all outstanding shares of Class B-1 Common Stock as if converted to Class A Common Stock), whether by merger, recapitalization, consolidation, reorganization, combination or otherwise, shall in each case of clauses (w), (x), (y) and (z) constitute a Change of Control Transaction.

“Class A Common Stock” means the Class A Common Stock, par value $0.01 per share, of the Corporation.

“Class B Common Stock” means the Class B Common Stock, par value $0.01 per share, of the Corporation.

“ Class  B-1 Common Stock” means the Class B-1 Common Stock, par value $0.01 per share, of the Corporation.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Common Stock” means all classes and series of common stock of the Corporation, including the Class A Common Stock ~~and~~, the Class B Common Stock and the Class B-1 Common Stock.

“Common Unit” means a Unit representing a fractional part of the Company Interests of the Members (or a permitted Assignee) and having the rights and obligations specified with respect to the Common Units in this Agreement.

“Common Unit Redemption Price” means the average of the volume-weighted closing price for a share of Class A Common Stock on the principal U.S. securities exchange or automated or electronic quotation system on which the Class A Common Stock trades, as reported by Bloomberg, L.P., or its successor, for each of the five (5) consecutive full Trading Days ending on and including the last full Trading Day immediately prior to the Redemption Notice Date, subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends or similar events affecting the Class A Common Stock. If the Class A Common Stock no longer trades on a securities exchange or automated or electronic quotation system, then the Common Unit Redemption Price shall be the fair market value of one share of Class A Common Stock, as determined by the Corporate Board in good faith, that would be obtained in an arms-length transaction between an informed and willing buyer and an informed and willing seller, with neither party having any compulsion to buy or sell, and without regard to the particular circumstances of the buyer or seller; provided, however, that in the event that the applicable Redeemed Member disputes the accuracy of such determination and the Manager and such Member are unable to agree on such determination, (a) the Manager and such Member shall each select an Appraiser, who shall each determine the fair market value of one share of Class A Common Stock in accordance with this sentence, (b) the Appraisers shall be instructed to give written notice of their determination thereof within thirty (30) days of their appointment as Appraisers, (c) if the fair market value of one share of Class A Common Stock as determined by an Appraiser is (i) higher than the fair market value of one share of Class A Common Stock as determined by the other Appraiser by 10% or more, and the Manager and such Member do not otherwise agree on a fair market value, the original Appraisers shall designate a third Appraiser, and the fair market value shall be the average of the fair market values determined by all three Appraisers, unless the Manager and such Member(s) otherwise agree on a fair market value, or (ii) within 10% of the fair market value as determined by the other Appraiser (but not identical), and the Manager and such Member do not otherwise agree on a fair market value, the fair market value shall be the average of the fair market values determined by the two Appraisers, and (d) the fees and expenses of the Appraisers shall be borne by the Company, on the one hand, and by such Member, on the other hand, based upon the percentage which the portion of the contested amount not awarded to such Member bears to the amount actually contested by such Member. For example, if such Member contests that the fair market value of a share of Class A Common Stock is $100, and if the Appraisers ultimately determine the fair market value of a share of Class A Common Stock is $60 of the $100 contested, then the costs and expenses of the Appraisers will be allocated 60% (i.e., 60 ÷ 100) to the Company and 40% (i.e., 40 ÷ 100) to such Member.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Interest” means the interest of a Member (or a permitted Assignee) in Profits, Losses and Distributions.

“Company Minimum Gain” means “partnership minimum gain” determined pursuant to Treasury Regulations Section 1.704-2(d).

“Conflicts Committee” means the Conflicts Committee of the Corporate Board established pursuant to the Stockholders Agreement.

“Corporate Board” means the Board of Directors of the Corporation.

“Corporation” has the meaning set forth in the recitals to this Agreement, together with its permitted successors and assigns.

“Corporation Restricted Shares” has the meaning set forth in Section 3.04(a).

“Credit Agreement” means [        ] (as may be amended, restated, supplemented or otherwise modified from time to time and including any one or more refinancings or replacements thereof, in whole or in part, with any other debt facility or debt obligation).

“D, LLC” has the meaning set forth in the recitals to this Agreement.

“Delaware Act” means the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq., as it may be amended from time to time, and any successor thereto.

“Depreciation” means, for each Taxable Year or other Fiscal Period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for U.S. federal income tax purposes with respect to property for such Taxable Year or other Fiscal Period, except that (a) with respect to any such property the Book Value of which differs from its adjusted tax basis for U.S. federal income tax purposes and which difference is being eliminated by use of the “remedial method” pursuant to Treasury Regulations Section 1.704-3(d), Depreciation for such Taxable Year or other Fiscal Period shall be the amount of book basis recovered for such Taxable Year or other Fiscal Period under the rules prescribed by Treasury Regulations Section 1.704-3(d)(2), and (b) with respect to any other such property, the Book Value of which differs from its adjusted tax basis at the beginning of such Taxable Year or other Fiscal Period, Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such Taxable Year or other Fiscal Period bears to such beginning adjusted tax basis; provided, however, that if the adjusted tax basis of any property at the beginning of such Taxable Year or other Fiscal Period is zero dollars ($0.00), Depreciation with respect to such property shall be determined with reference to such beginning Book Value using any reasonable method selected by the Manager.

“Direct Exchange” has the meaning set forth in Section 11.03(a).

“Discount” has the meaning set forth in Section 6.06.

“Distributable Cash” shall mean, as of any relevant date on which a determination is being made by the Manager regarding a potential distribution pursuant to Section 4.01(a), the amount of cash that could be distributed by the Company for such purposes in accordance with the Credit Agreement (and without otherwise violating any applicable provisions of or resulting in a default (or an event that, with notice or the lapse of time or both, would constitute a default) under the Credit Agreement).

“Distribution” (and, with a correlative meaning, “Distribute”) means each distribution made by the Company to a Member with respect to such Member’s Units, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise; provided, however, that none of the following shall be a Distribution: (a) any recapitalization that does not result in the distribution of cash or property to Members or any exchange of securities of the Company, and any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Units, (b) any other payment made by the Company to a Member in redemption or repurchase of all or a portion of such Member’s Units or (c) any amounts payable pursuant to Section 6.06.

“E, LLC” has the meaning set forth in the recitals to this Agreement.

“Effective Time” has the meaning set forth in Section 16.16.

“Equity Plan” means any stock, stock option or equity purchase plan, restricted stock or equity plan or other similar equity compensation plan now or hereafter adopted by the Company or the Corporation.

“Equity Securities” means (i) with respect to the Company or any of its Subsidiaries, (a) Units or other equity interests in the Company or any Subsidiary of the Company (including other classes or groups thereof having such relative rights, powers and duties as may from time to time be established by the Manager pursuant to the provisions of this Agreement, including rights, powers and/or duties senior to existing classes and groups of Units and other equity interests in the Company or any Subsidiary of the Company), (b) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into Units or other equity interests in the Company or any Subsidiary of the Company, and (c) warrants, options or other rights to purchase or otherwise acquire Units or other equity interests in the Company or any Subsidiary of the Company and (ii) with respect to the Corporation, any and all shares, interests, participation or other equivalents (however designated) of corporate stock, including all common stock and preferred stock, or warrants, options or other rights to acquire any of the foregoing, including any debt instrument convertible or exchangeable into any of the foregoing.

“Event of Withdrawal” means the expulsion, bankruptcy or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company. “Event of Withdrawal” shall not include an event that (a) terminates the existence of a Member for income tax purposes (including, without limitation, a change in entity classification of a Member under Treasury Regulations Section 301.7701-3, termination of a partnership pursuant to Section 708(b)(1)(B) of the Code, a sale of assets by, or liquidation of, a Member pursuant to an election under Section 338 of the Code, or merger, severance, or allocation within a trust or among sub-trusts of a trust that is a Member), but that (b) does not terminate the existence of such Member under applicable state law (or, in the case of a trust that is a Member, does not terminate the trusteeship of the fiduciaries under such trust with respect to all the Company Interests of such trust that is a Member).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Election Notice” has the meaning set forth in Section 11.03(b).

“Fair Market Value” means, with respect to any asset, its fair market value determined according to Article XV.

“Fiscal Period” means any interim accounting period within a Taxable Year established by the Company and which is permitted or required by Section 706 of the Code.

“Fiscal Year” means the Company’s annual accounting period established pursuant to Section 8.02.

“Governmental Entity” means (a) the United States of America, (b) any other sovereign nation, (c) any state, province, district, territory or other political subdivision of (a) or (b) of this definition, including any county, municipal or other local subdivision of the foregoing, or (d) any entity exercising executive, legislative, judicial, regulatory or administrative functions of government on behalf of (a), (b) or (c) of this definition.

“Impax” means Impax Laboratories LLC, a Delaware limited liability company.

“Impax Contributed Interests” means all of the outstanding equity interests of Impax.

“Impax Contribution” has the meaning set forth in Section 3.03(b).

“Indemnified Person” has the meaning set forth in Section 7.04(a).

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended from time to time.

“Joinder” means a joinder to this Agreement, in form and substance substantially similar to Exhibit A to this Agreement.

“Law” means all laws, statutes, ordinances, rules and regulations of the United States, any foreign country and each state, commonwealth, city, county, municipality, regulatory body, agency or other political subdivision thereof.

“LLC Employee” means an employee of, or other service provider to, the Company or any Subsidiary, in each case acting in such capacity.

“Losses” means items of Company loss or deduction determined according to Section 5.01(b).

“Manager” has the meaning set forth in Section 6.01.

“Market Price” means, with respect to a share of Class A Common Stock as of a specified date, the last sale price per share of Class A Common Stock, regular way, or if no such sale took place on such day, the average of the closing bid and asked prices per share of Class A Common Stock, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the Stock Exchange or, if the Class A Common Stock is not listed or admitted to trading on the Stock Exchange, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Class A Common Stock is listed or admitted to trading or, if the Class A Common Stock is not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if the Class A Common Stock is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Class A Common Stock selected by the Corporate Board or, in the event that no trading price is available for the shares of Class A Common Stock, the fair market value of a share of Class A Common Stock, as determined in good faith by the Corporate Board.

“Material Subsidiary” means any direct or indirect Subsidiary of the Company that, as of any date of determination, represents more than (a) 50% of the consolidated net tangible assets of the Company or (b) 50% of the consolidated net income of the Company before interest, taxes, depreciation and amortization [(calculated in a manner substantially consistent with the definition of “Consolidated Net Income” and “EBITDA” or similar definition(s) appearing in the Credit Agreement, including such additional adjustments that are permitted to be made to such measure as described in “EBITDA” or a similar definition appearing in the Credit Agreement)].

“Member” means, as of any date of determination, (a) each of the members named on the Schedule of Members and (b) any Person admitted to the Company as a Substituted Member or Additional Member in accordance with Article XII, but in each case only so long as such Person is shown on the Company’s books and records as the owner of one or more Units.

“Member Minimum Gain” means “partner nonrecourse debt minimum gain” as defined in Treasury Regulations Section 1.704-2(i)(3).

“Officer” has the meaning set forth in Section 6.01(b).

“Optionee” means a Person to whom a stock option is granted under any Equity Plan.

“Original Class A Units” has the meaning set forth in the recitals to this Agreement.

“Original Class D Units” has the meaning set forth in the recitals to this Agreement.

“Original Class E Units” has the meaning set forth in the recitals to this Agreement.

“Original Class F Units” has the meaning set forth in the recitals to this Agreement.

“Original Class G Units” has the meaning set forth in the recitals to this Agreement.

“Original Class H Units” has the meaning set forth in the recitals to this Agreement.

“Original Units” has the meaning set forth in the recitals to this Agreement.

“Original Members” has the meaning set forth in the recitals to this Agreement.

“Other Agreements” has the meaning set forth in Section 10.04.

“Partnership Representative” has the meaning set forth in Section 9.03(b).

“Percentage Interest” means, with respect to a Member at a particular time, such Member’s percentage interest in the Company determined by dividing such Member’s Units by the total Units of all Members at such time. The Percentage Interest of each member shall be calculated to the 4th decimal place.

“Permitted Transfer” has the meaning set forth in Section 10.02.

“Person” means an individual or any corporation, partnership, limited liability company, trust, unincorporated organization, association, joint venture or any other organization or entity, whether or not a legal entity.

“Pro rata,” “proportional,” “in proportion to,” and other similar terms, means, with respect to the holder of Units, pro rata based upon the number of such Units held by such holder as compared to the total number of Units outstanding.

“Profits” means items of Company income and gain determined according to Section 5.01(b).

“Recapitalization” has the meaning set forth in Section 3.03(a).

“Reclassification Event” means any of the following: (i) any reclassification or recapitalization of Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination or any transaction subject to Section 3.04), (ii) any merger, consolidation or other combination involving Common Stock, or (iii) any sale, conveyance, lease, or other disposal of all or substantially all the properties and assets of the Corporation to any other Person, in each of clauses (i), (ii) or (iii), as a result of which holders of Common Stock shall be entitled to receive cash, securities or other property for their shares of Common Stock.

“Redeemed Units” has the meaning set forth in Section 11.01(a).

“Redeemed Member” has the meaning set forth in Section 11.01(a).

“Redemption” has the meaning set forth in Section 11.01(a).

“Redemption Date” has the meaning set forth in Section 11.01(a).

“Redemption Notice” has the meaning set forth in Section 11.01(a).

“Redemption Notice Date” has the meaning set forth in Section 11.01(a).

“Redemption Right” has the meaning set forth in Section 11.01(a).

“Related Person” has the meaning set forth in Section 7.01(c).

“Requisite Members” means the Members (which may include the Manager) holding at least seventy-five percent (75%) of the Common Units then outstanding.

“Retraction Notice” has the meaning set forth in Section 11.01(b).

“Revised Partnership Audit Provisions” shall mean Section 1101 of Title XI (Revenue Provisions Related to Tax Compliance) of the Bipartisan Budget Act of 2015, H.R. 1314, Public Law Number 114-74.

“Schedule of Members” has the meaning set forth in Section 3.01(b).

“SEC” means the U.S. Securities and Exchange Commission, including any governmental body or agency succeeding to the functions thereof.

“Second A&R LLC Agreement” has the meaning set forth in the recitals to this Agreement.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and applicable rules and regulations thereunder, and any successor to such statute, rules or regulations. Any reference herein to a specific section, rule or regulation of the Securities Act shall be deemed to include any corresponding provisions of future Law.

“Settlement Method Notice” has the meaning set forth in Section 11.01(b).

“Share Settlement” means (a) a number of shares of Class A Common Stock equal to the number of Redeemed Units~~.~~ or (b) if the Redeemed Member specifies in its applicable Redemption Notice that all or any portion of its Redeemed Units are to be redeemed for Class B-1 Common Stock (a “Class B-1 Redemption Election”), a number of shares of (i) Class A Common Stock equal to the number of Redeemed Units that the Redeemed Member specifies in such Redemption Notice are to be redeemed for Class A Common Stock and (ii) Class B-1 Common Stock equal to the number of Redeemed Units that the Redeemed Member specifies in such Redemption Notice are to be redeemed for Class B-1 Common Stock; provided that (x) the Redeemed Members collectively shall not be permitted to redeem more than a total of [        ] Common Units (as adjusted for any equity split, equity distribution, recapitalization, combination, reclassification or similar change in the capital structure of the Company following the date hereof) in the aggregate for Class B-1 Common Stock (the “Class B-1 Redemption Cap”) and (y) if a Redeemed Member makes a Class B-1 Redemption Election that (together with all prior Redemptions) would exceed the Class B-1 Redemption Cap, its applicable Redemption Notice shall be deemed to have specified that such excess number of Redeemed Units instead be redeemed for Class A Common Stock.

“Stock Exchange” means the New York Stock Exchange, or such other stock exchange or securities market on which shares of Class A Common Stock are at any time listed or quoted.

“Stockholders Agreement” means that certain Stockholders Agreement, dated as of October 17, 2017, by and among the Corporation and the other parties named therein (together with any joinder thereto from time to time by any successor or assign to any party to such Agreement).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the voting interests thereof are at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, references to a “Subsidiary” of the Company shall be given effect only at such times that the Company has one or more Subsidiaries, and, unless otherwise indicated, the term “Subsidiary” refers to a Subsidiary of the Company.

“Substituted Member” means a Person that is admitted as a Member to the Company pursuant to Section 12.01.

“Tax Distribution Date” means any date that is two Business Days prior to the date on which estimated federal income tax payments are required to be made by corporate taxpayers and the due date for federal income tax returns of corporate taxpayers (without regard to extensions).

“Tax Matters Partner” has the meaning set forth in Section 9.03.

“Tax Receivable Agreement” means the Tax Receivable Agreement, dated as of [        ], by and among the Company, the Corporation and the other Members from time to time party thereto (as may be amended or supplemented from time to time).

“Taxable Year” means the Company’s accounting period for U.S. federal income tax purposes determined pursuant to Section 9.02.

“Trading Day” means a day on which the Stock Exchange or such other principal United States securities exchange on which the Class A Common Stock is listed or admitted to trading is open for the transaction of business (unless such trading shall have been suspended for the entire day).

“Transfer” (and, with a correlative meaning, “Transferring”) means any sale, transfer, assignment, pledge, encumbrance or other disposition of (whether directly or indirectly, whether with or without consideration and whether voluntarily or involuntarily or by operation of Law) (a) any interest (legal or beneficial) in any Equity Securities of the Company or (b) any equity or other interest (legal or beneficial) in any Member if a majority of the assets of such Member consist of Units; provided, however, that a pledge, encumbrance, hypothecation or mortgage to a bank or other institutional lender to secure a loan for borrowed money by any Member shall not constitute a “Transfer” until the foreclosure thereof.

“Treasury Regulations” means the regulations promulgated under the Code and any corresponding provisions of succeeding regulations.

“Unit” means a Company Interest of a Member or a permitted Assignee in the Company representing a fractional part of the Company Interests of all Members and Assignees as may be established by the Manager from time to time in accordance with Section 3.02; provided, however, that any class or group of Units issued shall have the relative rights, powers and duties set forth in this Agreement, and the Company Interest represented by such class or group of Units shall be determined in accordance with such relative rights, powers and duties.

“Value” means (a) for any stock option, the Market Price for the trading day immediately preceding the date of exercise of a stock option under the applicable Equity Plan and (b) for interest granted pursuant to an Equity Plan other than a stock option, the Market Price for the trading day immediately preceding the Vesting Date.

“Vesting Date” has the meaning set forth in Section 3.10(c).

ARTICLE II

ORGANIZATIONAL MATTERS

Section 2.01 Formation of Company. The Company was formed on June 15, 2004 pursuant to the provisions of the Delaware Act.

Section 2.02 Third Amended and Restated Limited Liability Company Agreement. The Members hereby execute this Agreement for the purpose of continuing the affairs of the Company without dissolution and the conduct of its business in accordance with the provisions of the Delaware Act. This Agreement amends and restates the Second A&R LLC Agreement in its entirety and shall constitute the “limited liability company agreement” (as that term is used in the Delaware Act) of the Company effective as of the date set forth above. The Members hereby agree that during the term of the Company set forth in Section 2.06, the rights and obligations of the Members with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and the Delaware Act. On any matter upon which this Agreement is silent, the Delaware Act shall control. No provision of this Agreement shall be in violation of the Delaware Act and to the extent any provision of this Agreement is in violation of the Delaware Act, such provision shall be void and of no effect to the extent of such violation without affecting the validity of the other provisions of this Agreement; provided, however, that where the Delaware Act provides that a provision of the Delaware Act shall apply “unless otherwise provided in a limited liability company agreement” or words of similar effect, the provisions of this Agreement shall in each instance control; provided further, that notwithstanding the foregoing, Section 18-210 of the Delaware Act shall not apply or be incorporated into this Agreement.

Section 2.03 Name. The name of the Company shall be “Amneal Pharmaceuticals LLC”. The Manager in its sole discretion may change the name of the Company at any time and from time to time in accordance with the Delaware Act. Notification of any such change shall be given to all of the Members and, to the extent practicable, to all of the holders of any Equity Securities then outstanding. The Company’s business may be conducted under its name and/or any other name or names deemed advisable by the Manager.

Section 2.04 Purpose. The primary business and purpose of the Company shall be to engage in such activities as are permitted under the Delaware Act and determined from time to time by the Manager in accordance with the terms and conditions of this Agreement.

Section 2.05 Principal Office; Registered Office. The principal office of the Company shall be at 400 Crossing Boulevard, 3rd Floor, Bridgewater, NJ 08807, or such other place as the Manager may from time to time designate. The address of the registered office of the Company in the State of Delaware shall be 251 Little Falls Drive, Wilmington, County of New Castle, DE 19808, and the registered agent for service of process on the Company in the State of Delaware at such registered office shall be the Corporation Service Company. The Manager may from time to time change the Company’s registered agent and registered office in the State of Delaware in accordance with the Delaware Act.

Section 2.06 Term. The term of the Company commenced upon the filing of the Certificate in accordance with the Delaware Act and shall continue until dissolution of the Company in accordance with the provisions of Article XIV. The existence of the Company shall continue as a separate legal entity until cancellation of the Certificate as provided in the Delaware Act.

Section 2.07 No State-Law Partnership. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement, for any purposes other than as set forth in the last sentence of this Section 2.07, and neither this Agreement nor any other document entered into by the Company or any Member relating to the subject matter hereof shall be construed to suggest otherwise. The Members intend that the Company shall be treated as a partnership for U.S. federal (and applicable state and local) income tax purposes, and that each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

ARTICLE III

MEMBERS; UNITS; CAPITALIZATION

Section 3.01 Members.

(a) Each Original Member previously was admitted as a Member and shall remain a Member of the Company upon the Effective Time. At the Effective Time and concurrently with the Impax Contribution, the Corporation shall be admitted to the Company as a Member.

(b) The Company shall maintain a schedule setting forth: (i) the name of each Member; (ii) the aggregate number of outstanding Units and the number and class of Units held by each Member; (iii) the aggregate amount of cash Capital Contributions that has been made by the Members with respect to their Units; and (iv) the Fair Market Value of any property other than cash contributed by the Members with respect to their Units (including, if applicable, a description and the amount of any liability assumed by the Company or to which contributed property is subject) (such schedule, the “Schedule of Members”). The applicable Schedule of Members in effect as of the Effective Time (after giving effect to the Recapitalization and the Impax Contribution) is set forth as Schedule 1 to this Agreement. The Schedule of Members shall be the definitive record of ownership of each Unit of the Company and all relevant information with respect to each Member. The Company shall be entitled to recognize the exclusive right of a Person registered on the Schedule of Members as the owner of Units for all purposes and shall not be bound to recognize any equitable or other claim to or interest in Units on the part of any other Person, whether or not it shall have express or other notice thereof, except as otherwise provided by the Delaware Act.

(c) No Member (other than the Corporation as expressly provided for in this Agreement) shall be required to make any additional Capital Contributions without such Member’s consent. No Member shall be required or, except as approved by the Manager pursuant to Section 6.01 and in accordance with the other provisions of this Agreement, permitted to loan any money or property to the Company or borrow any money or property from the Company.

Section 3.02 Units. Interests in the Company shall be represented by Units, or such other securities of the Company, in each case as the Manager may establish in its discretion in accordance with the terms and subject to the restrictions hereof. Immediately after the Effective Time, the Units will be comprised of a single class of Common Units. To the extent required pursuant to Section 3.04(a), the Manager may create one or more classes or series of Common Units or preferred Units solely to the extent they are in the aggregate substantially equivalent to a class of common stock of the Corporation or class or series of preferred stock of the Corporation.

Section 3.03 Recapitalization; the Corporation’s Capital Contribution; the Corporation’s Purchase of Common Units.

(a) Recapitalization. In accordance with the Business Combination Agreement, at the Business Combination Closing, all Original Class A Units, Original Class D Units, Original Class E Units, Original Class F Units, Original Class G Units and Original Class H Units that were issued and outstanding and held by the Original Members prior to the execution and effectiveness of this Agreement are hereby converted into the number of Common Units set forth next to each Original Member’s name on Schedule 1, which are hereby issued and outstanding as of the Effective Time (collectively, the “Recapitalization”).

(b) The Impax Contribution. Pursuant to the Business Combination Agreement, as of the Effective Time, the Corporation has contributed to the Company the Impax Contributed Interests, and the Company has issued to the Corporation in exchange therefor the number of Common Units set forth next to the Corporation’s name on Schedule 1 (the “Impax Contribution”). The parties hereto acknowledge and agree that the Impax Contribution will result in a “revaluation of partnership property” and corresponding adjustments to Capital Account balances as described in Section 1.704-1(b)(2)(iv)(f) of the Treasury Regulations.

Section 3.04 Authorization and Issuance of Additional Units.

(a) If at any time the Corporation issues a share of its Class A Common Stock or Class B-1 Common Stock or any other Equity Security of the Corporation, (i) the Company shall issue to the Corporation one Common Unit (if the Corporation issues a share of Class A Common Stock or Class B-1 Common Stock), or such other Equity Security of the Company (if the Corporation issues Equity Securities other than Class A Common Stock or Class B-1 Common Stock) corresponding to the Equity Securities issued by the Corporation, and with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of the Corporation and (ii) the net proceeds received by the Corporation with respect to the corresponding share of Class A Common Stock, Class B-1 Common Stock or other Equity Security, if any, shall be concurrently contributed by the Corporation to the Company as a Capital Contribution; provided, that if the Corporation issues any shares of Class A Common Stock or Class B-1 Common Stock in order to directly purchase from another Member (other than the Corporation) a number of Common Units pursuant to Section 11.03(a) (and a corresponding number of shares of Class B Common Stock), then the Company shall not issue any new Common Units in connection therewith and the Corporation shall not be required to transfer such net proceeds to the Company (it being understood that such net proceeds shall instead be transferred to such other Member as consideration for such purchase). Notwithstanding the foregoing, this Section 3.04(a) shall not apply to (i) (A) the issuance and distribution to holders of shares of Class A Common

Stock or Class B-1 Common Stock of rights to purchase Equity Securities of the Corporation under a “poison pill” or similar shareholders rights plan or (B) the issuance (including under the Corporation’s Equity Plans) of any warrants, options, other rights or property that are convertible into or exercisable or exchangeable for Common Stock, but shall in each of the foregoing cases apply to the issuance of Common Stock in connection with the conversion, exercise or settlement of such rights, warrants, options or other rights or property or (ii) the issuance of Common Stock pursuant to any Equity Plan that is restricted, subject to forfeiture or otherwise unvested upon issuance (“Corporation Restricted Shares”), but shall apply on the applicable Vesting Date with respect to such Corporation Restricted Shares. Except pursuant to Article XI, (x) the Company may not issue any additional Common Units to the Corporation or any of its Subsidiaries unless substantially simultaneously the Corporation or such Subsidiary issues or sells an equal number of shares of the Corporation’s Class A Common Stock or Class B-1 Common Stock to another Person, and (y) the Company may not issue any other Equity Securities of the Company to the Corporation or any of its Subsidiaries unless substantially simultaneously the Corporation or such Subsidiary issues or sells, to another Person, an equal number of shares of a new class or series of Equity Securities of the Corporation or such Subsidiary with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of the Company.

(b) The Company shall only be permitted to issue additional Units or other Equity Securities in the Company to the Persons and on the terms and conditions provided for in Section 3.02, this Section 3.04 and Section 3.11.

(c) The Company shall not in any manner effect any subdivision (by equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of the outstanding Common Units unless accompanied by an identical subdivision or combination, as applicable, of the outstanding Class A Common Stock and Class B-1 Common Stock, with corresponding changes made with respect to any other exchangeable or convertible securities. The Corporation shall not in any manner effect any subdivision (by stock split, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, reclassification, recapitalization or otherwise) of the outstanding Class A Common Stock or Class B-1 Common Stock unless accompanied by an identical subdivision or combination, as applicable, of the outstanding Common Units, with corresponding changes made with respect to any other exchangeable or convertible securities. The Company shall not in any manner effect any subdivision (by equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of any outstanding Equity Securities of the Company (other than the Common Units) unless accompanied by an identical subdivision or combination, as applicable, of the corresponding Equity Securities of the Corporation, with corresponding changes made with respect to any other exchangeable or convertible securities. The Corporation shall not in any manner effect any subdivision (by stock split, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, reclassification, recapitalization or otherwise) of any outstanding Equity Securities of the Corporation (other than the Class A Common Stock or Class B-1 Common Stock) unless accompanied by an identical subdivision or combination, as applicable, of the corresponding Equity Securities of the Company, with corresponding changes made with respect to any other exchangeable or convertible securities.

Section 3.05 Repurchases or Redemptions. The Corporation or any of its Subsidiaries may not redeem, repurchase or otherwise acquire (i) any shares of Class A Common Stock or Class B-1 Common Stock unless substantially simultaneously the Company redeems, repurchases or otherwise acquires from the Corporation an equal number of Common Units for the same price per security or (ii) any other Equity Securities of the Corporation unless substantially simultaneously the Company redeems, repurchases or otherwise acquires from the Corporation an equal number of Equity Securities of the Company of a corresponding class or series with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of the Corporation for the same price per security. The Company may not redeem, repurchase or otherwise acquire (A) any Common Units from the Corporation or any of its Subsidiaries unless substantially simultaneously the Corporation or such Subsidiary redeems, repurchases or otherwise acquires an equal number of shares of Class A Common Stock or Class B-1 Common Stock for the same price per security from holders thereof~~,~~ or (B) any other Equity Securities of the Company from the Corporation or any of its Subsidiaries unless substantially simultaneously the Corporation or such Subsidiary redeems, repurchases or otherwise acquires for the same price per security an equal number of Equity Securities of the Corporation of a corresponding class or series with substantially the same rights to dividends and distributions (including distribution upon liquidation) and other economic rights as those of such Equity Securities of the Corporation. Notwithstanding the foregoing, to the extent that any consideration payable by the Corporation in connection with the redemption or repurchase of any shares of Class A Common Stock, Class B-1 Common Stock or other Equity Securities of the Corporation or any of its Subsidiaries consists (in whole or in part) of shares of Class A Common Stock, Class B-1 Common Stock or such other Equity Securities (including, for the avoidance of doubt, in connection with the cashless exercise of an option or warrant), then the redemption or repurchase of the corresponding Common Units or other Equity Securities of the Company shall be effectuated in an equivalent manner.

Section 3.06 Certificates Representing Units; Lost, Stolen or Destroyed Certificates; Registration and Transfer of Units.

(a) Units shall not be certificated unless otherwise determined by the Manager. If the Manager determines that one or more Units shall be certificated, each such certificate shall be signed by or in the name of the Company, by the Chief Executive Officer and any other officer designated by the Manager, representing the number of Units held by such holder. Such certificate shall be in such form (and shall contain such legends) as the Manager may determine. Any or all of such signatures on any certificate representing one or more Units may be a facsimile, engraved or printed, to the extent permitted by applicable Law. The Manager agrees that it shall not elect to treat any Unit as a “security” within the meaning of Article 8 of the Uniform Commercial Code unless thereafter all Units then outstanding are represented by one or more certificates.

(b) If Units are certificated, the Manager may direct that a new certificate representing one or more Units be issued in place of any certificate theretofore issued by the Company alleged to have been lost, stolen or destroyed, upon delivery to the Manager of an affidavit of the owner or owners of such certificate, setting forth such allegation. The Manager may require the owner of such lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificate.

(c) Upon surrender to the Company or the transfer agent of the Company, if any, of a certificate for one or more Units, duly endorsed or accompanied by appropriate evidence of succession, assignment or authority to transfer, in compliance with the provisions hereof, the Company shall issue a new certificate representing one or more Units to the Person entitled thereto, cancel the old certificate and record the transaction upon its books. Subject to the provisions of this Agreement, the Manager may prescribe such additional rules and regulations as it may deem appropriate relating to the issue, Transfer and registration of Units.

Section 3.07 Negative Capital Accounts. No Member shall be required to pay to any other Member or the Company any deficit or negative balance which may exist from time to time in such Member’s Capital Account (including upon and after dissolution of the Company).

Section 3.08 No Withdrawal. No Person shall be entitled to withdraw any part of such Person’s Capital Contribution or Capital Account or to receive any Distribution from the Company, except as expressly provided in this Agreement.

Section 3.09 Loans From Members. Loans by Members to the Company shall not be considered Capital Contributions. Subject to the provisions of Section 3.01(c), the amount of any such advances shall be a debt of the Company to such Member and shall be payable or collectible in accordance with the terms and conditions upon which such advances are made.

Section 3.10 Tax Treatment of Corporate Equity Plans.~~1~~

(a) Options Granted to Persons Other than LLC Employees. If at any time or from time to time, in connection with any Equity Plan, a stock option granted over shares of Class A Common Stock to a Person other than an LLC Employee is duly exercised, notwithstanding the amount of the Capital Contribution actually made pursuant to Section 3.04(a), solely for U.S. federal (and applicable state and local) income tax purposes, the Corporation shall be deemed to have contributed to the Company as a Capital Contribution, in lieu of the Capital Contribution actually made and in consideration of additional Common Units, an amount equal to the Value of a share of Class A Common Stock as of the date of such exercise multiplied by the number of shares of Class A Common Stock then being issued by the Corporation in connection with the exercise of such stock option.

(b) Options Granted to LLC Employees. If at any time or from time to time, in connection with any Equity Plan, a stock option granted over shares of Class A Common Stock to an LLC Employee is duly exercised, solely for U.S. federal (and applicable state and local) income tax purposes, the following transactions shall be deemed to have occurred:

(i) The Corporation shall sell to the Optionee, and the Optionee shall purchase from the Corporation, for a cash price per share equal to the Value of a share of Class A Common Stock at the time of the exercise, the number of shares of Class A Common Stock equal to the quotient of (x) the exercise price payable by the Optionee in connection with the exercise of such stock option divided by (y) the Value of a share of Class A Common Stock at the time of such exercise.

(ii) The Corporation shall sell to the Company (or if the Optionee is an employee of, or other service provider to, a Subsidiary, the Corporation shall sell to such Subsidiary), and the Company (or such Subsidiary, as applicable) shall purchase from the Corporation, a number of shares of Class A Common Stock equal to the excess of (x) the number of shares of Class A Common Stock as to which such stock option is being exercised over (y) the number of shares of Class A Common Stock sold pursuant to Section 3.10(b)(i) hereof. The purchase price per share of Class A Common Stock for such sale of shares of Class A Common Stock to the Company (or such Subsidiary) shall be the Value of a share of Class A Common Stock as of the date of exercise of such stock option.

(iii) The Company shall transfer to the Optionee (or if the Optionee is an employee of, or other service provider to, a Subsidiary, the Subsidiary shall transfer to the Optionee) at no additional cost to such LLC Employee and as additional compensation to such LLC Employee, the number of shares of Class A Common Stock described in Section 3.10(b)(ii).

(iv) The Corporation shall be deemed to have contributed any amounts received by the Corporation pursuant to Section 3.10(b)(i) and any amount deemed to be received by the Company pursuant to Section 3.10(b)(ii) in connection with the exercise of such stock option.

The transactions described in this Section 3.10(b) are intended to comply with the provisions of Treasury Regulations Section 1.1032-3 and shall be interpreted consistently therewith.

(c) Restricted Stock Granted to LLC Employees. If at any time or from time to time, in connection with any Equity Plan, any shares of Class A Common Stock are issued to an LLC Employee (including any Corporation Restricted Shares) in consideration for services performed for the Company or any Subsidiary, on the date (such date, the “Vesting Date”) that the Value of such shares is includible in taxable income of such LLC Employee, the following events will be deemed to have occurred solely for U.S. federal (and applicable state and local) income tax purposes: (a) the Corporation shall be deemed to have sold such shares of Class A Common Stock to the Company (or if such LLC Employee is an employee of, or other service provider to, a Subsidiary, to such Subsidiary) for a purchase price equal to the Value of such shares of Class A Common Stock, (b) the Company (or such Subsidiary) shall be deemed to have delivered such shares of Class A Common Stock to such LLC Employee, (c) the Corporation shall be deemed to have contributed the purchase price for such shares of Class A Common Stock to the Company as a Capital Contribution, and (d) in the case where such LLC Employee is an employee of a Subsidiary, the Company shall be deemed to have contributed such amount to the capital of the Subsidiary.

(d) Future Stock Incentive Plans. Nothing in this Agreement shall be construed or applied to preclude or restrain the Corporation from adopting, modifying or terminating stock incentive plans for the benefit of employees, directors or other business associates of the Corporation, the Company or any of their respective Affiliates. The Members acknowledge and agree that, in the event that any such plan is adopted, modified or terminated by the Corporation, amendments to this Section 3.10 may become necessary or advisable and that any approval or consent to any such amendments requested by the Corporation shall be deemed granted by the Manager without the requirement of any further consent or acknowledgement of any other Member.

(e) Anti-dilution Adjustments. For all purposes of this Section 3.10, the number of shares of Class A Common Stock and the corresponding number of Common Units shall be determined after giving effect to all anti-dilution or similar adjustments that are applicable, as of the date of exercise or vesting, to the option, warrant, restricted stock or other equity interest that is being exercised or becomes vested under the applicable Equity Plan and applicable award or grant documentation.

Section 3.11 Dividend Reinvestment Plan, Cash Option Purchase Plan, Stock Incentive Plan or Other Plan. Except as may otherwise be provided in this Article III, all amounts received or deemed received by the Corporation in respect of any dividend reinvestment plan, cash option purchase plan, stock incentive or other stock or subscription plan or agreement, either (a) shall be utilized by the Corporation to effect open market purchases of shares of Class A Common Stock, or (b) if the Corporation elects instead to issue new shares of Class A Common Stock with respect to such amounts, shall be contributed by the Corporation to the Company in exchange for additional Common Units. Upon such contribution, the Company will issue to the Corporation a number of Common Units equal to the number of new shares of Class A Common Stock so issued.

ARTICLE IV

DISTRIBUTIONS

Section 4.01 Distributions.

(a) Distributable Cash; Other Distributions. To the extent permitted by applicable Law and hereunder, Distributions to Members may be declared by the Manager out of Distributable Cash or other funds or property legally available therefor in such amounts and on such terms (including the payment dates of such Distributions) as the Manager shall determine using such record date as the Manager may designate; such Distributions shall be made to the Members as of the close of business on such record date on a pro rata basis in accordance with each Member’s Percentage Interest as of the close of business on such record date; provided, however, that the Manager shall have the obligation to make Distributions as set forth in Sections 4.01(b) and 14.02; and provided further that, notwithstanding any other provision herein to the contrary, no Distributions shall be made to any Member to the extent such Distribution would violate Section 18-607 or Section 18-804 of the Delaware Act. Promptly following the designation of a record date and the declaration of a Distribution pursuant to this Section 4.01(a), the Manager shall give notice to each Member of the record date, the amount and the terms of the Distribution and the payment date thereof. In furtherance of the foregoing, it is intended that the Manager shall, to the extent permitted by applicable Law and hereunder, have the right in its reasonable discretion to make Distributions to the Members pursuant to this Section 4.01(a) in such amounts as shall enable the Corporation to pay dividends or to meet its obligations (to the extent such obligations are not otherwise able to be satisfied as a result of Tax Distributions required to be made pursuant to Section 4.01(b) or reimbursements required to be made pursuant to Section 6.06).

(b) Tax Distributions. With respect to any tax period (or the portion thereof) ending after the date hereof, the Company shall, on each Tax Distribution Date, make Distributions to all Members pro rata, in accordance with each Member’s Percentage Interest, an amount of cash pursuant to this Section 4.01(b) until each Member, other than the Corporation, has received an amount at least equal to its Assumed Tax Liability and the Corporation has received an amount sufficient to enable it to timely (x) satisfy all of its U.S. federal, state and local and non-U.S. tax liabilities, and (y) meet its obligations pursuant to the Tax Receivable Agreement. To the extent that any Member would not otherwise receive its Percentage Interest of the aggregate tax Distributions to be paid pursuant to this Section 4.01(b) on any Tax Distribution Date, the tax Distributions to such Member shall be increased to ensure that all Distributions made pursuant to this Section 4.01(b) are made pro rata in accordance with such Member’s Percentage Interest.

(c) Tax Refunds of the Corporation. All refunds for taxes received by the Corporation after the Effective Time that are attributable to taxable periods (or portions thereof) ending on or before the Effective Time shall be promptly transferred to the Company for no consideration and no additional Units shall be issued to the Corporation in respect of any such transfer. Such transfers shall not constitute Capital Contributions and shall have no effect on the Capital Accounts of any Member.

Section 4.02 Restricted Distributions. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to any Member on account of any Company Interest if such Distribution would violate any applicable Law or the terms of the Credit Agreement or result in a default (or an event that, with notice or the lapse of time or both, would constitute a default) thereunder.

ARTICLE V

CAPITAL ACCOUNTS; ALLOCATIONS; TAX MATTERS

Section 5.01 Capital Accounts.

(a) The Company shall maintain a separate Capital Account for each Member according to the rules of Treasury Regulations Section 1.704-1(b)(2)(iv). For this purpose, the Company may (in the reasonable discretion of the Manager), upon the occurrence of the events specified in Treasury Regulations Section 1.704-1(b)(2)(iv)(f), increase or decrease the Capital Accounts in accordance with the rules of such Treasury Regulations and Treasury Regulations Section 1.704-1(b)(2)(iv)(g) to reflect a revaluation of Company property. The Capital Account balance of each of the Members as of the date hereof, as adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(f), is its respective “Contribution Closing Capital Account Balance” set forth on the Schedule of Members.

(b) For purposes of computing the amount of any item of Company income, gain, loss or deduction to be allocated pursuant to this Article V and to be reflected in the Capital Accounts of the Members, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for U.S. federal income tax purposes (including any method of depreciation, cost recovery or amortization used for this purpose); provided, however, that:

(i) The computation of all items of income, gain, loss and deduction shall include those items described in Code Section 705(a)(l)(B) or Code Section 705(a)(2)(B) and Treasury Regulations Section 1.704-1(b)(2)(iv)(i), without regard to the fact that such items are not includable in gross income or are not deductible for U.S. federal income tax purposes.

(ii) If the Book Value of any Company property is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(e) or (f), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property.

(iii) Items of income, gain, loss or deduction attributable to the disposition of Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the Book Value of such property.

(iv) In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing Profits or Losses, there shall be taken into account Depreciation for such Taxable Year or other Fiscal Period.

(v) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

(vi) Items specifically allocated under Section 5.03 shall be excluded from the computation of Profits and Losses.

Section 5.02 Allocations. After giving effect to the allocations under Section 5.03, and subject to Section 5.04, Profits, Losses and, to the extent necessary, individual items of income, gain, loss, credit and deduction, for any Taxable Year or other Fiscal Period shall be allocated among the Capital Accounts of the Members on a pro rata basis in accordance with each Member’s Percentage Interest.

Section 5.03 Regulatory and Special Allocations.

(a) Partner nonrecourse deductions (as defined in Treasury Regulations Section 1.704-2(i)(2)) attributable to partner nonrecourse debt (as defined in Treasury Regulations Section 1.704-2(b)(4)) shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). If there is a net decrease during a Taxable Year in Member Minimum Gain, items of Company income and gain for such Taxable Year (and, if necessary, for subsequent Taxable Years) shall be allocated to the Members in the amounts and of such character as determined according to Treasury Regulations Section 1.704-2(i)(4).

(b) Nonrecourse deductions (as determined according to Treasury Regulations Section 1.704-2(b)(1)) for any Taxable Year shall be allocated pro rata among the Members in accordance with their Percentage Interests. Except as otherwise provided in Section 5.03(a), if there is a net decrease in the Company Minimum Gain during any Taxable Year, each Member shall be allocated items of Company income and gain for such Taxable Year (and, if necessary, for subsequent Taxable Years) in the amounts and of such character as determined according to Treasury Regulations Section 1.704-2(f). This Section 5.03(b) is intended to be a minimum gain chargeback provision that complies with the requirements of Treasury Regulations Section 1.704-2(f), and shall be interpreted in a manner consistent therewith.

(c) If any Member that unexpectedly receives an adjustment, allocation or Distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) has an Adjusted Capital Account Deficit as of the end of any Taxable Year, computed after the application of Sections 5.03(a) and 5.03(b) but before the application of any other provision of this Article V, then items of Company income and gain for such Taxable Year shall be allocated to such Member in proportion to, and to the extent of, such Adjusted Capital Account Deficit. This Section 5.03(c) is intended to be a qualified income offset provision as described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted in a manner consistent therewith.

(d) If the allocation of Losses to a Member as provided in Section 5.02 would create or increase an Adjusted Capital Account Deficit, there shall be allocated to such Member only that amount of Losses as will not create or increase an Adjusted Capital Account Deficit. The Losses that would, absent the application of the preceding sentence, otherwise be allocated to such Member shall be allocated to the other Members in accordance with their relative Percentage Interests, subject to this Section 5.03(d).

(e) Profits and Losses described in Section 5.01(b)(v) shall be allocated in a manner consistent with the manner that the adjustments to the Capital Accounts are required to be made pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(j) and (m).

(f) The allocations set forth in Section 5.03(a) through and including Section 5.03(d) (the “Regulatory Allocations”) are intended to comply with certain requirements of Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations. The Regulatory Allocations may not be consistent with the manner in which the Members intend to allocate Profit and Loss of the Company or make Distributions. Accordingly, notwithstanding the other provisions of this Article V, but subject to the Regulatory Allocations, income, gain, deduction and loss shall be reallocated among the Members so as to eliminate the effect of the Regulatory Allocations and thereby cause the respective Capital Accounts of the Members to be in the amounts (or as close thereto as possible) they would have been if Profit and Loss (and such other items of income, gain, deduction and loss) had been allocated without reference to the Regulatory Allocations. In general, the Members anticipate that this will be accomplished by specially allocating other Profit and Loss (and such other items of income, gain, deduction and loss) among the Members so that the net amount of the Regulatory Allocations and such special allocations to each such Member is zero. In addition, if in any Taxable Year or other Fiscal Period there is a decrease in Company Minimum Gain, or in Member Minimum Gain, and application of the minimum gain chargeback requirements set forth in Section 5.03(a) or Section 5.03(b) would cause a distortion in the economic arrangement among the Members, the Members may, if they do not expect that the Company will have sufficient other income to correct such distortion, request the Internal Revenue Service to waive either or both of such minimum gain chargeback requirements. If such request is granted, this Agreement shall be applied in such instance as if it did not contain such minimum gain chargeback requirement.

Section 5.04 Tax Allocations.

(a) The income, gains, losses, deductions and credits of the Company will be allocated, for U.S. federal (and applicable state and local) income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, deductions and credits among the Members for computing their Capital Accounts; provided that if any such allocation is not permitted by the Code or other applicable Law, the Company’s subsequent income, gains, losses, deductions and credits will be allocated among the Members so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b) Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) so as to take account of any variation between the adjusted basis of such property to the Company for U.S. federal income tax purposes and its Book Value in a manner consistent with Code Section 704(c) and the applicable Regulations using any method approved under Section 704(c) of the Code and the Treasury Regulations promulgated thereunder as mutually agreed to by the Manager and APHC (or its successor). If the Manager and APHC (or its successor) are unable to agree on such a method, the variation shall be taken into account using the “traditional method,” as described in Treasury Regulations Section 1.704-3(b).

(c) If the Book Value of any Company asset is adjusted pursuant to Section 5.01(b), subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for U.S. federal income tax purposes and its Book Value in a manner consistent with Code Section 704(c) and the applicable Regulations using any method approved under Section 704(c) of the Code and the Treasury Regulations promulgated thereunder as mutually agreed to by the Manager and APHC (or its successor). If the Manager and APHC (or its successor) are unable to agree on such a method, the variation shall be taken into account using the “traditional method,” as described in Treasury Regulations Section 1.704-3(b).

(d) In the event of a Transfer of Units, Profits and Losses and other items of income, gain, loss and deduction of the Company attributable to such transferred Units for the Fiscal Period in which such Transfer occurs shall be determined using either the interim closing of the books method or the proration method, as mutually agreed to by the Corporation and APHC (or its successor) for so long as APHC (or its successor) remains a Member and at the election of the Corporation thereafter.

(e) If, as a result of an exercise of a noncompensatory option to acquire an interest in the Company, a Capital Account reallocation is required under Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(3), the Company shall make corrective allocations pursuant to Treasury Regulations Section 1.704-1(b)(4)(x).

(f) Allocations of tax credits, tax credit recapture, and any items related thereto shall be allocated to the Members pro rata as determined by the Manager taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(g) Each Member’s share of the Company’s “excess nonrecourse liabilities” shall be determined in accordance with Treasury Regulations Section 1.752-3(a)(3) using a method mutually agreed to by the Manager and APHC (or its successor). If the Manager and APHC (or its successor) are unable to agree on such a method, the Company’s excess nonrecourse liabilities shall be allocated to the Members using the “additional method,” as described in Treasury Regulations Section 1.752-3(a)(3).

(h) Allocations pursuant to this Section 5.04 are solely for purposes of U.S. federal (and applicable state and local) income taxes and shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or share of Profits, Losses, Distributions or other Company items pursuant to any provision of this Agreement.

Section 5.05 Withholding; Reimbursement for Payments on Behalf of a Member. The Company and its Subsidiaries may withhold from distributions, allocations or portions thereof if it is required to do so by any applicable Law, and each Member hereby authorizes the Company and its Subsidiaries to withhold or pay on behalf of or with respect to such Member any amount of U.S. federal, state, or local or non-U.S. taxes that the Manager determines, in good faith, that the Company or any of its Subsidiaries is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement. In addition, if the Company is obligated to pay any other amount to a Governmental Entity (or otherwise makes a payment to a Governmental Entity) that is specifically attributable to a Member (including U.S. federal income taxes as a result of Company obligations pursuant to the Revised Partnership Audit Provisions with respect to items of income, gain, loss deduction or credit allocable or attributable to such Member, state personal property taxes and state unincorporated business taxes, but excluding payments such as professional association fees and the like made voluntarily by the Company on behalf of any Member based upon such Member’s status as an employee of the Company), then such tax shall be treated as an amount of taxes withheld or paid with respect to such Member pursuant to this Section 5.05. For all purposes under this Agreement, any amounts withheld or paid with respect to a Member pursuant to this Section 5.05 shall be treated as having been distributed to such Member at the time such withholding or payment is made. Further, to the extent that the cumulative amount of such withholding or payment for any period exceeds the distributions to which such Member is entitled for such period, such Member shall reimburse the Company in full for the amount of such excess. The Manager may offset Distributions to which a Person is otherwise entitled under this Agreement against such Person’s obligation to reimburse the Company under this Section 5.05. A Member’s obligation to reimburse the Company under this Section 5.05 shall survive the termination, dissolution, liquidation and winding up of the Company, and for purposes of this Section 5.05, the Company shall be treated as continuing in existence. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 5.05, including instituting a lawsuit to collect amounts owed under such reimbursement obligation with interest accruing from the date such withholding or payment is made by the Company at a rate per annum equal to the Base Rate (but not in excess of the highest rate per annum permitted by Law). Any income from such reimbursement (and interest) shall not be allocated to or distributed to the Member reimbursing such amount (and interest). Each Member hereby agrees to furnish to the Company such information and forms as required or reasonably requested in order to comply with any laws and regulations governing withholding of tax or in order to claim any reduced rate of, or exemption from, withholding to which the Member is legally entitled.

ARTICLE VI

MANAGEMENT

Section 6.01 Authority of Manager.

(a) Except for situations in which the approval of any Member(s) is specifically required by this Agreement and for situations in which the approval of the Conflicts Committee is required pursuant to the Stockholders Agreement, or as otherwise provided in this Agreement, (i) all management powers over the business and affairs of the Company shall be exclusively vested in the Corporation, as the sole managing member of the Company (the Corporation, in such capacity, or any other Person appointed in accordance with Section 6.04, the “Manager”) and (ii) the Manager shall conduct, direct and exercise full control over all activities of the Company. The Manager shall be the “manager” of the Company for the purposes of the Delaware Act. Except as otherwise expressly provided for herein and subject to the other provisions of this Agreement, the Members hereby consent to the exercise by the Manager of all such powers and rights conferred on the Members by the Delaware Act with respect to the management and control of the Company. Any vacancies in the position of Manager shall be filled in accordance with Section 6.04.

(b) The day-to-day business and operations of the Company shall be overseen and implemented by officers of the Company (each, an “Officer” and collectively, the “Officers”), subject to the limitations imposed by the Manager. An Officer may, but need not, be a Member. Each Officer shall be appointed by the Manager and shall hold office until his or her successor shall be duly designated and shall qualify or until his or her death or until he or she shall resign or shall have been removed in the manner hereinafter provided. Any one Person may hold more than one office. Subject to the other provisions in this Agreement (including in Section 6.07 below), the salaries or other compensation, if any, of the Officers of the Company shall be fixed from time to time by the Manager. The authority and responsibility of the Officers shall include, but not be limited to, such duties as the Manager may, from time to time, delegate to them and the carrying out of the Company’s business and affairs on a day-to-day basis. An Officer may also perform one or more roles as an officer of the Manager. The Manager may remove any Officer from office at any time, with or without cause. If any vacancy shall occur in any office, for any reason whatsoever, then the Manager shall have the right to appoint a new Officer to fill the vacancy. Notwithstanding anything to the contrary herein, at the Effective Time, the Manager shall appoint the chief executive officer of the Corporation to serve as the chief executive officer of the Company until his death or until he shall resign or shall have been removed by the Manager in the manner provided herein.

(c) Subject to the other provisions of this Agreement, the Manager shall have the power and authority to effectuate the sale, lease, transfer, exchange or other disposition of any, all or substantially all of the assets of the Company (including the exercise or grant of any conversion, option, privilege or subscription right or any other right available in connection with any assets at any time held by the Company) or the merger, consolidation, reorganization or other combination of the Company with or into another entity.

Section 6.02 Actions of the Manager. The Manager may act through any Officer or through any other Person or Persons to whom authority and duties have been delegated pursuant to Section  6.07.

Section 6.03 Resignation; No Removal. The Corporation shall not, by any means, resign as, cease to be or be replaced as the Manager except in compliance with this Section 6.03. No termination or replacement of the Corporation as the Manager shall be effective unless proper provision is made, in compliance with this Agreement, so that the obligations of the Corporation (or its successor, if applicable) and any new Manager and the rights of all Members under this Agreement and applicable Law remain in full force and effect. No appointment of a Person other than the Corporation (or its successor, as applicable) as the Manager shall be effective unless the Corporation (or its successor, as applicable) and the new Manager (as applicable) provide all of the other Members with contractual rights, directly enforceable by such other Members against the Corporation (or its successor, as applicable) and the new Manager (as applicable), to cause (a) the Corporation to comply with all of the Corporation’s obligations under this Agreement (including its obligations under Article

XI) other than those that must necessarily be taken in its capacity as the Manager and (b) the new Manager to comply with all of the Manager’s obligations under this Agreement. For the avoidance of doubt, the Members have no right under this Agreement to remove or replace the Manager.

Section 6.04 Vacancies. Vacancies in the position of Manager occurring for any reason shall be filled by the Corporation (or, if the Corporation has ceased to exist without any successor or assign, then by the holders of a majority in interest of the voting capital stock of the Corporation immediately prior to such cessation). For the avoidance of doubt, the Members (other than the Corporation) have no right under this Agreement to fill any vacancy in the position of Manager.

Section 6.05 Transactions Between Company and Manager. The Manager may cause the Company to contract and deal with the Manager, or any Affiliate of the Manager; provided that such contracts and dealings are on terms comparable to and competitive with those available to the Company from others dealing at arm’s length or are approved by the Members (other than the Manager and its controlled Affiliates) holding a majority of the Units (excluding Units held by the Manager and its controlled Affiliates) then outstanding and, in any case, would not violate any provisions of or result in a default (or an event that, with notice or the lapse of time or both, would constitute a default) under the Credit Agreement; and provided, further, that any such contracts and dealings that are deemed Related Party Transactions (as defined in the Stockholders Agreement) shall be subject to Conflicts Committee approval.

Section 6.06 Reimbursement for Expenses. The Manager shall not be compensated for its services as Manager of the Company except as expressly provided in this Agreement. The Members acknowledge and agree that the Manager’s Class A Common Stock is and will continue to be publicly traded and therefore the Manager will have access to the public capital markets and that such status and the services performed by the Manager will inure to the benefit of the Company and all Members; therefore, the Manager shall be reimbursed by the Company for any reasonable out-of-pocket expenses incurred on behalf of the Company, including all fees, expenses and costs of being a public company (including public reporting obligations, proxy statements, stockholder meetings, stock exchange fees, transfer agent fees, SEC and FINRA filing fees and offering expenses) and maintaining its existence as a separate legal entity, but excluding, for the avoidance of doubt, any payment obligations of the Corporation under the Tax Receivable Agreement. In the event that (i) shares of Class A Common Stock were sold to underwriters in the initial public offering of the Corporation or are sold to underwriters in any public offering after the Effective Time, in each case, at a price per share that is lower than the price per share for which such shares of Class A Common Stock are sold to the public in such public offering after taking into account underwriters’ discounts or commissions and brokers’ fees or commissions (such difference, the “Discount”) and (ii) the proceeds from such public offering are used to fund the Cash Settlement for any Redeemed Units or otherwise contributed to the Company, the Company shall reimburse the Manager for such Discount by treating such Discount as an additional Capital Contribution made by the Manager to the Company, issuing Common Units in respect of such deemed Capital Contribution in accordance with Section 11.02, and increasing the Manager’s Capital Account by the amount of such Discount. To the extent practicable, expenses incurred by the Manager on behalf of or for the benefit of the Company shall be billed directly to and paid by the Company and, if and to the extent any reimbursements to the Manager or any of its Affiliates by the Company pursuant to this Section 6.06 constitute gross income to such Person (as opposed to the repayment of advances made by such Person on behalf of the Company), such amounts shall be treated as “guaranteed payments” within the meaning of Code Section 707(c) and shall not be treated as distributions for purposes of computing the Members’ Capital Accounts.

Section 6.07 Delegation of Authority. The Manager (a) may, from time to time, delegate to one or more Persons such authority and duties as the Manager may deem advisable, and (b) may assign titles (including chief executive officer, president, chief executive officer, chief financial officers, chief operating officer, vice president, secretary, assistant secretary, treasurer or assistant treasurer) and delegate certain authority and duties to such Persons as the same may be amended, restated, supplemented or otherwise modified from time to time. Any number of titles may be held by the same individual. The salaries or other compensation, if any, of such agents of the Company shall be fixed from time to time by the Manager, subject to the other provisions in this Agreement.

Section 6.08 Limitation of Liability of Manager.

(a) Except as otherwise provided herein or in an agreement entered into by such Person and the Company, neither the Manager nor any of the Manager’s Affiliates shall be liable to the Company or to any Member that is not the Manager for any act or omission performed or omitted by the Manager in its capacity as the sole managing member of the Company pursuant to authority granted to the Manager by this Agreement; provided, however, that, except as otherwise provided herein, such limitation of liability shall not apply to the extent the act or omission was attributable to the Manager’s or its Affiliates’ or their respective agents’ bad faith, willful misconduct or violation of Law in which the Manager or such Affiliate or their respective agents acted with knowledge that its conduct was unlawful, or for any present or future breaches of any representations, warranties, covenants or obligations by the Manager or its Affiliates contained herein or in the other agreements with the Company. The Manager may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and, to the fullest extent permitted by applicable Law, shall not be responsible for any misconduct or negligence on the part of any such agent (so long as such agent was selected in good faith and with reasonable care). The Manager shall be entitled to rely upon the advice of legal counsel, independent public accountants and other experts, including financial advisors, and any act of or failure to act by the Manager in good faith reliance on such advice shall in no event subject the Manager to liability to the Company or any Member that is not the Manager.

(b) Subject to Section 6.11, whenever in this Agreement the Manager is permitted or required to take any action or to make a decision in its “good faith” or under another express standard, the Manager shall act under such express standard and, to the fullest extent permitted by applicable Law, shall not be subject to any other or different standards imposed by this Agreement or any other agreement contemplated herein, and, notwithstanding anything contained herein to the contrary, so long as the Manager acts in good faith, the resolution, action or terms so made, taken or provided by the Manager shall not constitute a breach of this Agreement or any other agreement contemplated herein or impose liability upon the Manager or any of the Manager’s Affiliates.

Section 6.09 Investment Company Act. The Manager shall use its best efforts to ensure that the Company shall not be subject to registration as an investment company pursuant to the Investment Company Act.

Section 6.10 Outside Activities of the Manager. The Manager shall not, directly or indirectly, enter into or conduct any business or operations, other than in connection with (a) the ownership, acquisition and disposition of Common Units, (b) the management of the business and affairs of the Company and its Subsidiaries, (c) the operation of the Manager as a reporting company with a class (or classes) of securities registered under Section 12 of the Exchange Act and listed on a securities exchange, (d) the offering, sale, syndication, private placement or public offering of stock, bonds, securities or other interests, (e) financing or refinancing of any type related to the Company, its Subsidiaries or their assets or activities, and (f) such activities as are incidental to the foregoing; provided, however, that, except as otherwise provided herein, the net proceeds of any sale of Equity Securities of the Corporation pursuant to the preceding clauses (d) and (e) shall be made available to the Company as Capital Contributions and the proceeds of any other financing raised by the Manager pursuant to the preceding clauses (d) and (e) shall be made available to the Company as loans or otherwise as appropriate and, provided further, that the Manager may, in its sole and absolute discretion, from time to time hold or acquire assets in its own name or otherwise other than through the Company and its Subsidiaries so long as the Manager takes all necessary measures to ensure that the economic benefits and burdens of such assets are otherwise vested in the Company or its Subsidiaries, through assignment, mortgage loan or otherwise. Nothing contained herein shall be deemed to prohibit the Manager from executing any guarantee of indebtedness of the Company or its Subsidiaries.

Section 6.11 Standard of Care. Subject to the second sentence of this Section 6.11, the Manager shall, in connection with the performance of its duties in its capacity as the Manager, have the same fiduciary duties to the Company and the Members as would be owed to a Delaware corporation and its stockholders by its directors, and shall be entitled to the benefit of the same presumptions in carrying out such duties as would be afforded to a director of a Delaware corporation (as such duties and presumptions are defined, described and explained under the Laws of the State of Delaware as in effect from time to time). Notwithstanding anything to the contrary set forth in this Agreement, the Manager shall not be liable to the Company or its Members for monetary damages for any breach of fiduciary duty that would be owed to a Delaware corporation and its stockholders by its directors; provided, however, that this, limitation of liability shall not eliminate or limit the liabilities of the Manager for any breach of the duty of loyalty to the Company or its Members or for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law. The provisions of this Agreement, to the extent that they restrict or eliminate the duties (including fiduciary duties) and liabilities of the Manager otherwise existing at law or in equity, are agreed by the Members to replace, to the fullest extent permitted by applicable Law, such other duties and liabilities of the Manager.

ARTICLE VII

RIGHTS AND OBLIGATIONS OF MEMBERS

Section 7.01 Limitation of Liability and Duties of Members; Investment Opportunities.

(a) Except as provided in this Agreement or in the Delaware Act, no Member (including the Manager) shall be obligated personally for any debt, obligation or liability solely by reason of being a Member or acting as the Manager of the Company; provided that, in the case of the Manager, and subject to the second sentence of Section 6.11, this sentence shall not in any manner limit the liability of the Manager to the Company or any Member (other than the Manager) attributable to a breach by the Manager of any obligations of the Manager under this Agreement. Notwithstanding anything contained herein to the contrary, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Delaware Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

(b) In accordance with the Delaware Act and the laws of the State of Delaware, a Member may, under certain circumstances, be required to return amounts previously distributed to such Member. To the fullest extent permitted by applicable Law, it is the intent of the Members that no Distribution to any Member pursuant to Article IV shall be deemed a return of money or other property paid or distributed in violation of the Delaware Act. The payment of any such money or Distribution of any such property to a Member shall be deemed to be a compromise within the meaning of Section 18-502(b) of the Delaware Act, and, to the fullest extent permitted by Law, any Member receiving any such money or property shall not be required to return any such money or property to the Company or any other Person. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such payment, such obligation shall be the obligation of such Member and not of any other Member.

(c) Notwithstanding any other provision of this Agreement (subject to Section 6.08 and except as set forth in Section 6.11, in each case, with respect to the Manager), to the extent that, at law or in equity, any Member (or such Member’s Affiliate or any manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of such Member or of any Affiliate of such Member (each Person described in this parenthetical, a “Related Person”)) has duties (including fiduciary duties (other than any fiduciary duty owed by such Member or Related Person to the Corporation)) to the Company, to the Manager, to another Member, to any Person who acquires an interest in a Company Interest or to any other Person bound by this Agreement, all such duties are hereby eliminated, to the fullest extent permitted by law, and replaced with the duties or standards expressly set forth herein, if any. The elimination of duties to the Company, the Manager, each of the Members, each other Person who acquires an interest in a Company Interest and each other Person bound by this

Agreement and replacement thereof with the duties or standards expressly set forth herein, if any, are approved by the Company, the Manager, each of the Members, each other Person who acquires an interest in a Company Interest and each other Person bound by this Agreement.

(d) Notwithstanding any duty (including any fiduciary duty) otherwise applicable at law or in equity, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to any Member (including the Corporation in its capacity as a Member or as Manager) or to any Related Person of such Member, and no Member (or any Related Person of such Member) that acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Company or the Members will have any duty to communicate or offer such opportunity to the Company or the Members, or to develop any particular investment, and such Person will not be liable to the Company or the Members for breach of any fiduciary or other duty (other than any fiduciary duty owed by such Person to the Corporation) by reason of the fact that such Person pursues or acquires for, or directs such opportunity to, another Person or does not communicate such investment opportunity to the Members. Notwithstanding any duty (including any fiduciary duty (other than any fiduciary duty owed to the Corporation)) otherwise applicable at law or in equity, neither the Company nor any Member has any rights or obligations by virtue of this Agreement or the relationships created hereby in or to such independent ventures or the income or profits or losses derived therefrom, and the pursuit of any such ventures outside the Company, even if competitive with the activities of the Company or the Members, will not be deemed wrongful or improper.

Section 7.02 Lack of Authority. No Member, other than the Manager or a duly appointed Officer, in each case in its capacity as such, has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditure on behalf of the Company. The Members hereby consent to the exercise by the Manager of the powers conferred on the Manager by Law and this Agreement.

Section 7.03 No Right of Partition. No Member shall have the right to seek or obtain partition by court decree or operation of Law of any Company property, or the right to own or use particular or individual assets of the Company.

Section 7.04 Indemnification.

(a) Subject to Section 5.05, the Company hereby agrees to indemnify and hold harmless any Person (each an “Indemnified Person”) to the fullest extent permitted under the Delaware Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Company is providing immediately prior to such amendment), against all expenses, liabilities, damages and losses (including attorneys’ fees, judgments, amounts paid in settlement, fines, excise taxes, interest or penalties) reasonably incurred or suffered by such Person (or one or more of such Person’s Affiliates) by reason of the fact that such Person is or was serving as the Manager or Officer of the Company or is or was serving at the request of the Company as a manager, officer, director, principal or member of another corporation, partnership, joint venture, limited liability company, trust or other enterprise; provided, however, that no Indemnified Person shall be indemnified for any expenses, liabilities and losses suffered that are attributable to such Indemnified Person’s or its Affiliates’ bad faith, willful misconduct or violation of Law in which such Indemnified Person or such Affiliate acted with knowledge that its conduct was unlawful, or for any present or future breaches of any representations, warranties, covenants or obligations by such Indemnified Person or its Affiliates contained herein or in the other agreements with the Company. Expenses, including attorneys’ fees, incurred by any such Indemnified Person in defending a proceeding shall be paid by the Company in advance of the final disposition of such proceeding, including any appeal therefrom, upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company.

(b) The right to indemnification and the advancement of expenses conferred in this Section 7.04 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute, agreement, bylaw, action by the Manager or otherwise.

(c) The Company shall maintain directors’ and officers’ liability insurance, or substantially equivalent insurance, at its expense, to protect any Indemnified Person (and the investment funds, if any, they represent) against any expense, liability or loss described in Section 7.04(a) whether or not the Company would have the power to indemnify such Indemnified Person against such expense, liability or loss under the provisions of this Section 7.04. The Company shall use its commercially reasonable efforts to purchase and maintain property, casualty and liability insurance in types and at levels customary for companies of similar size engaged in similar lines of business, as determined in good faith by the Manager, and the Company shall use its commercially reasonable efforts to purchase directors’ and officers’ liability insurance (including employment practices coverage) with a carrier and in an amount that is necessary or desirable as determined in good faith by the Manager.

(d) Notwithstanding any provision to the contrary in this Agreement, the indemnification and advancement of expenses to be provided by the Company pursuant to this Section 7.04 shall be provided out of and to the extent of Company assets only and no Member (unless such Member otherwise agrees in writing or is found in a final decision by a court of competent jurisdiction to have personal liability on account thereof) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity of the Company.

(e) If this Section 7.04 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Indemnified Person pursuant to this Section 7.04 to the fullest extent permitted by any applicable portion of this Section  7.04 that shall not have been invalidated and to the fullest extent permitted by applicable Law.

Section 7.05 Members Right to Act. For matters that require the approval of the Members, the Members shall act through meetings and written consents as described in paragraphs (a) and (b) below:

(a) Except as otherwise expressly provided by this Agreement, acts by the Members holding a majority of the outstanding Units, voting together as a single class, shall be the acts of the Members. Any Member entitled to vote at a meeting of Members may authorize another person or persons to act for it by proxy. An electronic mail, telegram, telex, cablegram or similar transmission by the Member, or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the Member shall (if stated thereon) be treated as a proxy executed in writing for purposes of this Section 7.05(a). No proxy shall be voted or acted upon after eleven (11) months from the date thereof, unless the proxy provides for a longer period. A proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and that the proxy is coupled with an interest. Should a proxy designate two or more Persons to act as proxies, unless that instrument shall provide to the contrary, a majority of such Persons present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting or giving consents thereby conferred, or, if only one be present, then such powers may be exercised by that one; or, if an even number attend and a majority do not agree on any particular issue, the Company shall not be required to recognize such proxy with respect to such issue if such proxy does not specify how the votes that are the subject of such proxy are to be voted with respect to such issue.

(b) The actions by the Members permitted hereunder may be taken at a meeting called by the Manager or by the Members holding a majority of the Units entitled to vote on such matter on at least forty eight (48) hours’ prior written notice to the other Members entitled to vote, which notice shall state the purpose or purposes for which such meeting is being called. The actions taken by the Members entitled to vote or consent at any meeting (as opposed to by written consent), however called and noticed, shall be as valid as though taken at a meeting duly held after regular call and notice if (but not until), either before, at or after the meeting, the Members entitled to vote or consent as to whom it was improperly held signs a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes thereof. The actions by the Members entitled to vote or consent may be taken by vote of the Members entitled to vote or consent at a meeting or by written consent, so long as such consent is signed by Members having not less than the minimum number of Units that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. Prompt notice of the action so taken, which shall state the purpose or purposes for which such consent is required and may be delivered via email, without a meeting shall be given to those Members entitled to vote or consent who have not consented in writing; provided, however, that the failure to give any such notice shall not affect the validity of the action taken by such written consent. Any action taken pursuant to such written consent of the Members shall have the same force and effect as if taken by the Members at a meeting thereof.

Section 7.06 Inspection Rights. The Company shall permit each Member and each of its designated representatives to (i) visit and inspect any of the properties of the Company and its Subsidiaries, all at reasonable times and upon reasonable notice, (ii) examine the corporate and financial records of the Company or any of its Subsidiaries and make copies thereof or extracts therefrom, (iii) consult with the managers, officers, employees and independent accountants of the Company or any of its Subsidiaries concerning the affairs, finances and accounts of the Company or any of its Subsidiaries. The presentation of an executed copy of this Agreement by any Member to the Company’s independent accountants shall constitute the Company’s permission to its independent accountants to participate in discussions with such Persons and their respective designated representatives.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS, AFFIRMATIVE COVENANTS

Section 8.01 Records and Accounting. The Company shall keep, or cause to be kept, appropriate books and records with respect to the Company’s business, including all books and records necessary to provide any information, lists and copies of documents required to be provided pursuant to Section 9.01 or pursuant to applicable Laws. All matters concerning (a) the determination of the relative amount of allocations and Distributions among the Members pursuant to Articles III and IV and (b) accounting procedures and determinations, and other determinations not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Manager, whose determination shall be final and conclusive as to all of the Members absent manifest clerical error.

Section 8.02 Fiscal Year. The Fiscal Year of the Company shall end on December 31 of each year or such other date as may be established by the Manager; provided that the Company shall have the same Fiscal Year for accounting purposes as its Taxable Year for U.S. federal income tax purposes.

ARTICLE IX

TAX MATTERS

Section 9.01 Preparation of Tax Returns. The Manager shall arrange, at the Company’s expense, for the preparation and timely filing of all tax returns required to be filed by the Company. On or before March 15, June 15, September 15, and December 15 of each Taxable Year, the Company shall send to each Person who was a Member at any time during the prior quarter, an estimate of such Member’s state tax apportionment information and allocations to the Members of taxable income, gains, losses, deductions and credits for the prior quarter, which estimate shall have been reviewed by the Company’s outside tax accountants. The Company shall send to each Person who was a Member at any time during such Taxable Year, a statement showing such Member’s (A) final state tax apportionment information, (B) allocations to the Members of taxable income, gains, losses, deductions and credits for such Taxable Year, (C) a completed IRS Schedule K-1 and (D) all other information reasonably requested and necessary for the preparation of such Person’s U.S. federal (and applicable state and local) income tax returns. The Company shall make commercially reasonable efforts to send the information set forth in the preceding sentence no later than the later of (i) April 15 following the end of the prior Taxable Year, and (ii) thirty (30) Business Days after the issuance of the final financial statement report for a Fiscal Year by the Company’s auditors; provided, however, that in no event shall such information be delivered later than one-hundred fifty (150) days following the end of the prior Taxable Year. Each Member shall notify the Company, and the Company shall take reasonable efforts to notify each of the other Members, upon receipt of any notice of tax examination of the Company by U.S. federal, state or local authorities. Subject to the terms and conditions of this Agreement, in its capacity as Tax Matters Partner or Partnership Representative (as applicable), the Corporation shall have the authority to prepare the tax returns of the Company using the elections set forth in Section 9.02 and such other permissible methods and elections as it determines in its reasonable discretion.

Section 9.02 Tax Elections. The Company and any eligible Subsidiary shall make an election pursuant to Section 754 of the Code, shall not thereafter revoke such election and shall make a new election pursuant to Section 754 to the extent necessary following any “termination” of the Company or the Subsidiary under Section 708 of the Code. In addition, the Company (and any eligible Subsidiary) shall make the following elections on the appropriate forms or tax returns:

(a) to adopt the calendar year as the Company’s Taxable Year, if permitted under the Code;

(b) to adopt the accrual method of accounting for U.S. federal income tax purposes; and

(c) to elect to amortize the organizational expenses of the Company as permitted by Code Section 709(b).

Each Member will upon request supply any information reasonably necessary to give proper effect to any such elections.

Section 9.03 Tax Controversies.

(a) With respect to Tax Years beginning on or before December 31, 2017, the Corporation is hereby designated the Tax Matters Partner of the Company, within the meaning given to such term in Section 6231 of the Code (the Corporation, in such capacity, the “Tax Matters Partner”) and is authorized and required to represent the Company (at the Company’s expense) in connection with all examinations of the Company’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services reasonably incurred in connection therewith. Each Member agrees to cooperate with the Company and to do or refrain from doing any or all things reasonably requested by the Company with respect to the conduct of such proceedings. The Tax Matters Partners shall keep all Members fully advised on a current basis of any contacts by or discussions with the tax authorities, and the Members shall have the right to observe and participate through representatives of their own choosing (at their sole expense) in any tax proceedings. Nothing herein shall diminish, limit or restrict the rights of any Member under Subchapter C, Chapter 63, Subtitle F of the Code (Code Sections 6221 et seq.).

(b) With respect to Tax Years beginning after December 31, 2017, pursuant to the Revised Partnership Audit Provisions, the Corporation shall be designated and may, on behalf of the Company, at any time, and without further notice to or consent from any Member, act as the “partnership representative” of the Company, within the meaning given to such term in Section 6223 of the Code (the Corporation, in such capacity, the “Partnership Representative”) for purposes of the Code. The Partnership Representative shall have the right and obligation to take all actions authorized and required, respectively, by the Code for the Partnership Representative, and is authorized and required to represent the Company (at the Company’s expense) in connection with all examinations of the Company’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services reasonably incurred in connection therewith. Each Member agrees to cooperate with the Company and to do or refrain from doing any or all things reasonably requested by the Company with respect to the conduct of such proceedings. The

Partnership Representative shall keep all Members fully advised on a current basis of any contacts by or discussions with the tax authorities, and the Members shall have the right to observe and participate through representatives of their own choosing (at their sole expense) in any tax proceedings. Nothing herein shall diminish, limit or restrict the rights of any Member under the Revised Partnership Audit Provisions.

Section 9.04 Liabilities. The Manager shall make commercially reasonable efforts to ensure that all indebtedness that for U.S. federal income tax purposes is treated as indebtedness of the Company or any of its direct or indirect Subsidiaries that is treated as a partnership for U.S. federal income tax purposes are nonrecourse liabilities within the meaning of Treasury Regulations Section 1.752-1(a)(2).

ARTICLE X

RESTRICTIONS ON TRANSFER OF UNITS

Section 10.01 Transfers by Members. No holder of Units may Transfer any interest in any Units, except Transfers (a) pursuant to and in accordance with Section 10.02 or (b) approved in writing by the Manager (other than any Transfer by the Manager). Notwithstanding the foregoing, (i) “Transfer” shall not include an event that terminates the existence of a Member for income tax purposes (including, without limitation, a change in entity classification of a Member under Treasury Regulations Section 301.7701-3, termination of a partnership pursuant to Section 708(b)(1)(B) of the Code, a sale of assets by, or liquidation of, a Member pursuant to an election under Section 338 of the Code, or merger, severance, or allocation within a trust or among sub-trusts of a trust that is a Member), but that does not terminate the existence of such Member under applicable state law (or, in the case of a trust that is a Member, does not terminate the trusteeship of the fiduciaries under such trust with respect to all the Company Interests of such trust that is a Member) and (ii) this Article X shall not restrict any Redemption pursuant to Section 11.01 or exchange pursuant to Section  11.03.

Section 10.02 Permitted Transfers. The restrictions contained in Section 10.01 shall not apply to any Transfer (each, a “Permitted Transfer”) (i) by a Member to an Affiliate of such Member, (ii) by any Original Member or any direct or (through a subsequent transfer) indirect transferee of such Original Member (A) with the prior written consent of the Conflicts Committee, (B) in response to a tender or exchange offer that has been approved or recommended by the Corporate Board, (C) in connection with any Company Sale (as defined in the Stockholders Agreement), (D) that is an individual, (1) to such Original Member’s (or such transferee’s) spouse, (2) to such Original Member’s (or such transferee’s) lineal ancestors, lineal descendants, siblings, cousins or the spouses thereof, (3) to trusts for the benefit of such Original Member (or such transferee) or such persons, (4) to foundations established by such Original Member (or such transferee) or such persons or Affiliates thereof or (5) by way of bequest or inheritance upon death, (E) that is an entity, to such Original Member’s (or such transferee’s) members, partners or other equity holders or (F) of up to a total of 60,000,000 Common Units (as adjusted for any equity split, equity distribution, recapitalization, combination, reclassification or similar change in the capital structure of the Company following the date hereof) in the aggregate for all Members collectively pursuant to one or more PIPE Transactions (as defined in the Stockholders Agreement) (without duplication of the foregoing clauses (A) through (E)) or (iii) pursuant to a Redemption or Direct Exchange in accordance with Article XI hereof; provided, however, that the restrictions contained in this Agreement shall continue to apply to Units after any Permitted Transfer of such Units. In the case of any Permitted Transfer in accordance with clauses (i) or (ii) of the definition of “Permitted Transfer”, (A) the transferor shall deliver a written notice to the Company and the Members, which notice will disclose in reasonable detail the identity of the proposed transferee, and (B) any such transferees of Units Transferred in such Permitted Transfer shall agree in writing to be bound by the provisions of this Agreement. In the case of a Permitted Transfer (other than a Redemption or Direct Exchange) by any Original Member of Common Units to a transferee in accordance with this Section 10.02, such Member (or any subsequent transferee of such Member) shall be required to also Transfer a number of shares of Class B Common Stock corresponding to the number of such Member’s (or subsequent transferee’s) Common Units that were Transferred in the transaction to such transferee; and, in the case of a Redemption or Direct Exchange, a number of shares of Class B Common Stock corresponding to the number of such Member’s Common Units that were Transferred in such Redemption or Direct Exchange shall be cancelled. All Permitted Transfers are subject to the additional limitations set forth in Section 10.07(b) hereof (other than Section 10.07(b)(iii)) and Section 4.1 of the Stockholders Agreement.

Section 10.03 Restricted Units Legend. The Units have not been registered under the Securities Act and, therefore, in addition to the other restrictions on Transfer contained in this Agreement, cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is then available. To the extent such Units have been certificated, each certificate evidencing Units and each certificate issued in exchange for or upon the Transfer of any Units (if such securities remain Units as defined herein after such Transfer) shall be stamped or otherwise imprinted with a legend in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON [                    ], 2017, AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER SPECIFIED IN THE THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF AMNEAL PHARMACEUTICALS LLC, AS MAY BE AMENDED AND MODIFIED FROM TIME TO TIME, AND AMNEAL PHARMACEUTICALS LLC RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH SECURITIES UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED WITH RESPECT TO ANY TRANSFER. A COPY OF SUCH CONDITIONS SHALL BE FURNISHED BY AMNEAL PHARMACEUTICALS LLC TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE.”

The Company shall imprint such legend on certificates (if any) evidencing Units. The legend set forth above shall be removed from the certificates (if any) evidencing any units which cease to be Units in accordance with the definition thereof.

Section 10.04 Transfer. Prior to Transferring any Units (other than (i) in connection with a Redemption or Direct Exchange in accordance with Article XI or (ii) pursuant to a Change of Control Transaction), the Transferring holder of Units shall cause the prospective transferee to be bound by this Agreement and any other agreements executed by the holders of Units and relating to such Units in the aggregate (collectively, the “Other Agreements”), and shall cause the prospective transferee to execute and deliver to the Company and the other holders of Units a Joinder (or other counterpart to this Agreement reasonably acceptable to the Manager) and counterparts of any applicable Other Agreements. Any Transfer or attempted Transfer of any Units in violation of any provision of this Agreement (including any prohibited indirect Transfers) (a) shall be void, and (b) the Company shall not record such Transfer on its books or treat any purported transferee of such Units as the owner of such securities for any purpose.

Section 10.05 Assignee’s Rights.

(a) The Transfer of a Company Interest in accordance with this Agreement shall be effective as of the date of its assignment (assuming compliance with all of the conditions to such Transfer set forth herein), and such Transfer shall be shown on the Schedule of Members. Profits, Losses and other Company items shall be allocated between the transferor and the Assignee according to Code Section 706, using any permissible method as determined in the reasonable discretion of the Manager. Distributions made before the effective date of such Transfer shall be paid to the transferor, and Distributions made after such date shall be paid to the Assignee.

(b) Unless and until an Assignee becomes a Member pursuant to Article XII, the Assignee shall not be entitled to any of the rights granted to a Member hereunder or under applicable Law, other than the rights granted specifically to Assignees pursuant to this Agreement; provided, however, that, without relieving the transferring

Member from any such limitations or obligations as more fully described in Section 10.06, such Assignee shall be bound by any limitations and obligations of a Member contained herein that a Member would be bound on account of the Assignee’s Company Interest (including the obligation to make Capital Contributions on account of such Company Interest).

Section 10.06 Assignor’s Rights and Obligations. Any Member who shall Transfer any Company Interest in a manner in accordance with this Agreement shall cease to be a Member with respect to such Units or other interest and shall no longer have any rights or privileges, or, except as set forth in this Section 10.06, duties, liabilities or obligations, of a Member with respect to such Units or other interest (it being understood, however, that the applicable provisions of Section 6.08, Section 7.01 and Section 7.04 shall continue to inure to such Person’s benefit), except that unless and until the Assignee (if not already a Member) is admitted as a Substituted Member in accordance with the provisions of Article XII (the “Admission Date”), (i) such assigning Member shall retain all of the duties, liabilities and obligations of a Member with respect to such Units or other interest, and (ii) the Manager may, in its sole discretion, reinstate all or any portion of the rights and privileges of such Member with respect to such Units or other interest for any period of time prior to the Admission Date. Nothing contained herein shall relieve any Member who Transfers any Units or other interest in the Company from any liability of such Member to the Company with respect to such Company Interest that may exist on the Admission Date or that is otherwise specified in the Delaware Act and incorporated into this Agreement or for any liability to the Company or any other Person for any materially false statement made by such Member (in its capacity as such) or for any present or future breaches of any representations, warranties or covenants by such Member (in its capacity as such) contained herein or in the other agreements with the Company.

Section 10.07 Overriding Provisions.

(a) Any Transfer in violation of this Article X shall be null and void ab initio, and the provisions of Sections 10.05 and 10.06 shall not apply to any such Transfers. For the avoidance of doubt, any Person to whom a Transfer is made or attempted in violation of this Article X shall not become a Member, shall not be entitled to vote on any matters coming before the Members and shall not have any other rights in or with respect to any rights of a Member of the Company. The approval of any Transfer in any one or more instances shall not limit or waive the requirement for such approval in any other or future instance. The Manager shall promptly amend the Schedule of Members to reflect any Permitted Transfer pursuant to this Article X.

(b) Notwithstanding anything contained herein to the contrary (including, for the avoidance of doubt, the provisions of Section 10.01 and Article XI and Article XII), in no event shall any Member Transfer any Units to the extent such Transfer would:

(i) result in the violation of the Securities Act, or any other applicable U.S. federal or state or non-U.S. Laws;

(ii) subject the Company to registration as an investment company under the Investment Company Act;

(iii) in the reasonable determination of the Manager, be a violation of or a default (or an event that, with notice or the lapse of time or both, would constitute a default) under, or result in an acceleration of any indebtedness under, any promissory note, mortgage, loan agreement, indenture or similar instrument or agreement to which the Company or the Manager is a party; provided that the payee or creditor to whom the Company or the Manager owes such obligation is not an Affiliate of the Company or the Manager; provided, further, this Section 10.07(b)(iii) shall not apply to any Permitted Transfer;

(iv) fail to meet one or more of the “secondary market safe harbors” described in Treasury Regulations Sections 1.7704-1(e) (regarding transfers not involving trading, such as, for example certain gift transfers certain carryover basis transfers and certain transfers involving blocks of interests representing more than two percent (2%) of the total interests in the Company’s capital or profits), 1.7704-1(f) (regarding transfers pursuant to certain redemption and repurchase agreements), 1.7704-1(g) (regarding transfers through qualified matching services), or 1.7704-1(j) (regarding transfers where there is a lack of actual trading (that is, trading in the aggregate representing two percent (2%) or less of the total interests in the Company’s capital or profits in a taxable year)), and, accordingly, in no event shall the Company recognize any Transfer of any Units in a taxable year, other than those Transfers that are described in Treasury Regulations Sections 1.7704-1(e)(1)(i)-(vii), 1.7704-1(e)(1)(ix), 1.7704-1(f), or 1.7704-1(g), to the extent such Transfers in the aggregate for such taxable year would exceed two percent (2%) of the total interests in the Company’s capital or profits as determined in accordance with Treasury Regulations Sections 1.7704-1(j) and 1.7704-1(k); provided that the prohibitions contained in this Section 10.07(b)(iv) shall not apply to any Transfer occurring in any taxable year in which the Company did not have more than one hundred (100) partners within the meaning of Treasury Regulations Section 1.7704-1(h)(1) (determined by treating each Person that owns an interest in a Member that is a partnership, S corporation, or grantor trust for federal income tax purposes as a partner pursuant to Treasury Regulations Section 1.7704-1(h)) at any time during such taxable year; provided, further, this Section 10.07(b)(iv) shall apply to any transaction that would be a transfer for U.S. federal income tax purposes even if such transfer is not a Transfer as defined herein;

(v) cause the Company to lose its status as a partnership for U.S. federal income tax purposes or, without limiting the generality of the foregoing, cause the Company to be treated as a “publicly traded partnership” or to be taxed as a corporation pursuant to Section 7704 of the Code and any applicable Treasury Regulations issued thereunder, or any successor provision of the Code; provided, further, this Section 10.07(b)(v) shall apply to any transaction that would be a transfer for U.S. federal income tax purposes, even if such transfer is not a Transfer as defined herein, or

(vi) be a Transfer to a Person who is not legally competent or who has not achieved his or her majority under applicable Law (excluding trusts for the benefit of minors).

ARTICLE XI

REDEMPTION AND EXCHANGE RIGHTS

Section 11.01 Redemption Right of a Member.

(a) Each Member (other than the Corporation) shall be entitled to cause the Company to redeem (a “Redemption”) all or any portion of its Common Units (the “Redemption Right”) at any time. A Member desiring to exercise its Redemption Right (the “Redeemed Member”) shall exercise such right by giving written notice (the “Redemption Notice”) to the Company with a copy to the Corporation (the date of the delivery of such Redemption Notice, the “Redemption Notice Date”). The Redemption Notice shall specify the number of Common Units (collectively, the “Redeemed Units”) that the Redeemed Member intends to have the Company redeem. The Redemption shall be completed on the date that is three (3) Business Days following delivery of the applicable Redemption Notice, unless the Company elects and is permitted to make the redemption payment by means of a Cash Settlement, in which case the Redemption shall be completed as promptly as practicable following delivery of the applicable Redemption Notice, but in any event, no more than ten (10) Business Days after delivery of such Redemption Notice (unless and to the extent that the Manager in its reasonable discretion agrees in writing to waive such time periods) (the date of such completion, the “Redemption Date”); provided that the Company, the Corporation and the Redeemed Member may change the number of Redeemed Units and/or the Redemption Date specified in such Redemption Notice to another number and/or date by mutual agreement in writing signed by each of them; provided further that a Redemption Notice that includes Redeemed Units that are to be redeemed for Class A Common Stock may be conditioned on the closing of an underwritten distribution of the shares of Class A Common Stock that may be issued in connection with such proposed Redemption. Unless the Redeemed Member timely has delivered a Retraction Notice as provided in Section 11.01(b) or has delayed a Redemption as provided in Section 11.01(c) or the Corporation has elected to effect a Direct Exchange as provided in Section 11.03, on the Redemption Date (to be effective immediately prior to the close of business on the Redemption Date) (i) the Redeemed Member shall transfer and surrender the Redeemed Units to the Company and a corresponding number of shares of Class B Common Stock to the

Corporation, in each case free and clear of all liens and encumbrances, (ii) the Company shall (x) cancel the Redeemed Units, (y) transfer to the Redeemed Member the consideration to which the Redeemed Member is entitled under Section 11.01(b), and (z) if the Units are certificated, issue to the Redeemed Member a certificate for a number of Common Units equal to the difference (if any) between the number of Common Units evidenced by the certificate surrendered by the Redeemed Member pursuant to clause (i) of this Section 11.01(a) and the number of Redeemed Units and (iii) the Corporation shall cancel such shares of Class B Common Stock.

(b) In exchange for its Redeemed Units, a Redeemed Member shall be entitled to receive the Share Settlement or, at the Company’s election, the Cash Settlement from the Company; provided, however, that the Company shall not be permitted to elect the Cash Settlement method in connection with any Redemption of Common Units that are to be redeemed for Class B-1 Common Stock pursuant to a Class B-1 Redemption Election by such Redeemed Member. Within one (1) Business Day of delivery of the Redemption Notice, the Company shall give written notice (the “Settlement Method Notice”) to the Redeemed Member (with a copy to the Corporation) of its intended settlement method; provided that if the Company does not timely deliver a Settlement Method Notice, the Company shall be deemed to have elected the Share Settlement method. The Redeemed Member may retract its Redemption Notice by giving written notice (the “Retraction Notice”) to the Company (with a copy to the Corporation) at any time prior to 5:00 p.m., New York City time, on the Business Day after delivery of the Settlement Method Notice. The timely delivery of a Retraction Notice shall terminate all of the Redeemed Member’s, the Company’s and the Corporation’ rights and obligations under this Section 11.01 arising from the retracted Redemption Notice.

(c) Notwithstanding anything to the contrary in Section 11.01(b), in the event the Company elects a Share Settlement in connection with a Redemption, a Redeemed Member shall be entitled, at any time prior to the consummation of a Redemption, to revoke its Redemption Notice or delay the consummation of a Redemption if any of the following conditions exists: (i) any registration statement pursuant to which the resale of the Class A Common Stock to be registered for such Redeemed Member at or immediately following the consummation of the Redemption shall have ceased to be effective pursuant to any action or inaction by the SEC or no such resale registration statement has yet become effective; (ii) the Corporation shall have failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such Redemption; (iii) the Corporation shall have exercised a contractual right to defer, delay or suspend the filing or effectiveness of a registration statement and such deferral, delay or suspension shall affect the ability of such Redeemed Member to have the resale of its Class A Common Stock registered at or immediately following the consummation of the Redemption; (iv) the Corporation shall have disclosed to such Redeemed Member any material non-public information concerning the Corporation, the receipt of which results in such Redeemed Member being prohibited or restricted from selling Class A Common Stock at or immediately following the Redemption without disclosure of such information (and the Corporation does not permit disclosure); (v) any stop order relating to the registration statement pursuant to which the Class A Common Stock was to be registered by such Redeemed Member at or immediately following the Redemption shall have been issued by the SEC; (vi) there shall have occurred a material disruption in the securities markets generally or in the market or markets in which the Class A Common Stock is then traded; (vii) there shall be in effect an injunction, a restraining order or a decree of any nature of any Governmental Entity that restrains or prohibits the Redemption; (viii) the Corporation shall have failed to comply in all material respects with its obligations under the Stockholders Agreement, and such failure shall have affected the ability of such Redeemed Member to consummate the resale of Class A Common Stock to be received upon such redemption pursuant to an effective registration statement; or (ix) the Redemption Date would occur three (3) Business Days or less prior to, or during, a Black-Out Period; provided further, that in no event shall the Redeemed Member seeking to delay the consummation of such Redemption and relying on any of the matters contemplated in clauses (i) through (ix) above have controlled or intentionally materially influenced any facts, circumstances, or Persons in connection therewith (except in the good faith performance of his or her duties as an officer or director of the Corporation) in order to provide such Redeemed Member with a basis for such delay or revocation. If a Redeemed Member delays the consummation of a Redemption pursuant to this Section 11.01(c), (A) the Redemption Date shall occur on the third (3rd) Business Day following the date on which the conditions giving rise to such delay cease to exist (or such earlier day as the Corporation, the Company and such Redeemed Member may agree in writing) and (B) notwithstanding anything to the contrary in Section 11.01(b), the Redeemed Member may retract its Redemption Notice by giving a Retraction Notice to the Company (with a copy to the Corporation) at any time prior to 5:00 p.m., New York City time, on the second Business Day following the date on which the conditions giving rise to such delay cease to exist.

(d) The amount of the Share Settlement or the Cash Settlement that a Redeemed Member is entitled to receive under Section 11.01(b) shall not be adjusted on account of any Distributions previously made with respect to the Redeemed Units or dividends previously paid with respect to Class A Common Stock or Class B-1 Common Stock; provided, however, that if a Redeemed Member causes the Company to redeem Redeemed Units and the Redemption Date occurs subsequent to the record date for any Distribution with respect to the Redeemed Units but prior to payment of such Distribution, the Redeemed Member shall be entitled to receive such Distribution with respect to the Redeemed Units on the date that it is made notwithstanding that the Redeemed Member transferred and surrendered the Redeemed Units to the Company prior to such date.

(e) In the event of a distribution (by dividend or otherwise) by the Corporation to all holders of Class A Common Stock or Class B-1 Common Stock of evidences of its indebtedness, securities, or other assets (including Equity Securities of the Corporation), but excluding any cash dividend or distribution of any such assets received by the Corporation in respect of its Units, then, in exchange for its Redeemed Units, a Redeemed Member shall be entitled to receive, in addition to the consideration set forth in Section 11.01(b), the amount of such security, securities or other property that the Redeemed Member would have received if such Redemption Right had been exercised and the Redemption Date had occurred immediately prior to the record date or effective time of any such transaction, taking into account any adjustment as a result of any subdivision (by any split, distribution or dividend, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse split, reclassification, recapitalization or otherwise) of such security, securities or other property that occurs after such record date or effective time. For the avoidance of doubt, subsequent to any such transaction, this Article XI shall apply mutatis mutandis with respect to any such security, securities or other property received by holders of Class A Common Stock or Class B-1 Common Stock in such transaction.

(f) If a Reclassification Event occurs, the Manager or its successor, as the case may be, shall, as and to the extent necessary, amend this Agreement in compliance with Section 16.03, and enter into any necessary supplementary or additional agreements, to ensure that, following the effective date of the Reclassification Event: (i) the rights of holders of Common Units (other than the Corporation) set forth in this Section 11.01 provide that each Common Unit is redeemable for the same amount and same type of property, securities or cash (or combination thereof) that one share of Class A Common Stock (or, in the case of a Class B-1 Redemption Election, Class B-1 Common Stock) becomes exchangeable for or converted into as a result of the Reclassification Event (taking into account any adjustment as a result of any subdivision (by any split, distribution or dividend, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse split, reclassification, recapitalization or otherwise) of such security, securities or other property that occurs after the record date or effective time for such Reclassification Event) and (ii) the Corporation or the successor to the Corporation, as applicable, is obligated to deliver such property, securities or cash upon such redemption. The Corporation shall not consummate or agree to consummate any Reclassification Event unless the successor Person, if any, becomes obligated to comply with the obligations of the Corporation (in whatever capacity) under this Agreement.

Section 11.02 Contribution of the Corporation. Subject to Section 11.03, in connection with the exercise of a Redeemed Member’s Redemption Rights under Section 11.01(a), the Corporation shall contribute to the Company the consideration the Redeemed Member is entitled to receive under Section 11.01(b). Unless the Redeemed Member has timely delivered a Retraction Notice as provided in Section 11.01(b) or has delayed a Redemption as provided in Section 11.01(c), or the Corporation has elected to effect a Direct Exchange as provided in Section 11.03, on the Redemption Date (to be effective immediately prior to the close of business on the Redemption Date) (i) the Corporation shall make its Capital Contribution to the Company (in the form of the

Share Settlement or the Cash Settlement) required under this Section 11.02, and (ii) the Company shall issue to the Corporation a number of Common Units equal to the number of Redeemed Units surrendered by the Redeemed Member. Notwithstanding any other provisions of this Agreement to the contrary, in the event that the Company elects ~~a~~and is permitted to make the redemption payment by means of a Cash Settlement, the Corporation shall only be obligated to contribute to the Company an amount in respect of such Cash Settlement equal to the net proceeds (after deduction of any underwriters’ discounts or commissions and brokers’ fees or commissions) from the sale by the Corporation of a number of shares of Class A Common Stock equal to the number of Redeemed Units to be redeemed with such Cash Settlement; provided that (x) the Corporation’s Capital Account shall be increased by an amount equal to any such discounts, commissions and fees relating to such sale of shares of Class A Common Stock in accordance with Section 6.06 and (y) for the avoidance of doubt, if the Cash Settlement to which the Redeemed Member is entitled exceeds the amount that is contributed to the Company by the Corporation, the Company shall still be required to pay the Redeemed Member the full amount of the Cash Settlement.

Section 11.03 Exchange Right of the Corporation.

(a) Notwithstanding anything to the contrary in this Article XI, the Corporation may, in its sole and absolute discretion, elect to effect on the Redemption Date the exchange of Redeemed Units for the Share Settlement or Cash Settlement, at the Corporation’s option, through a direct exchange of such Redeemed Units and such consideration between the Redeemed Member and the Corporation (a “Direct Exchange”); provided, however, that the Corporation shall not be permitted to elect to effect a Direct Exchange for the Cash Settlement in respect of any Redeemed Units that are to be redeemed for Class B-1 Common Stock pursuant to a Class B-1 Redemption Election by such Redeemed Member. Upon such Direct Exchange pursuant to this Section 11.03, the Corporation shall acquire the Redeemed Units and shall be treated for all purposes of this Agreement as the owner of such Units.

(b) The Corporation may, at any time prior to a Redemption Date, deliver written notice (an “Exchange Election Notice”) to the Company and the Redeemed Member setting forth its election to exercise its right to consummate a Direct Exchange; provided that such election does not prejudice the ability of the parties to consummate a Redemption or Direct Exchange on the Redemption Date. An Exchange Election Notice may be revoked by the Corporation at any time; provided that any such revocation does not prejudice the ability of the parties to consummate a Redemption on the Redemption Date. The right to consummate a Direct Exchange in all events shall be exercisable for all the Redeemed Units that would have otherwise been subject to a Redemption. Except as otherwise provided by this Section 11.03, a Direct Exchange shall be consummated pursuant to the same timeframe and in the same manner as the relevant Redemption would have been consummated if the Corporation had not delivered an Exchange Election Notice.

Section 11.04 Reservation of Shares of Class A Common Stock and Class B-1 Common Stock; Listing; Certificate of the Corporation. At all times the Corporation shall reserve and keep available out of its authorized but unissued Class A Common Stock and Class B-1 Common Stock, solely for the purpose of issuance upon a Redemption or Direct Exchange, such number of shares of Class A Common Stock and Class B-1 Common Stock as shall be issuable upon any such Redemption or Direct Exchange pursuant to Share Settlements; provided that nothing contained herein shall be construed to preclude the Corporation from satisfying its obligations (i) in respect of any Redeemed Units that are to be redeemed for Class A Common Stock in such Redemption or Direct Exchange by delivery of purchased Class A Common Stock (which may or may not be held in the treasury of the Corporation) or the delivery of cash pursuant to a Cash Settlement or (ii) in respect of any Redeemed Units that are to be redeemed for Class B-1 Common Stock in such Redemption or Direct Exchange by delivery of purchased Class B-1 Common Stock (which may or may not be held in the treasury of the Corporation). The Corporation shall deliver Class A Common Stock that has been registered under the Securities Act with respect to any Redeemed Units that are redeemed for Class A Common Stock in any Redemption or Direct Exchange to the extent a registration statement is effective and available for such shares. The Corporation shall use its commercially reasonable efforts to list the Class A Common Stock required to be delivered upon any such Redemption or Direct Exchange prior to such delivery upon each national securities exchange upon which the outstanding shares of Class A Common Stock are listed at the time of such Redemption or Direct Exchange (it being understood that any such shares may be subject to transfer restrictions under applicable securities Laws). The Corporation covenants that all Class A Common Stock and Class B-1 Common Stock issued upon a Redemption or Direct Exchange will, upon issuance, be validly issued, fully paid and non-assessable. The provisions of this Article XI shall be interpreted and applied in a manner consistent with the corresponding provisions of the Corporation’s certificate of incorporation.

Section 11.05 Effect of Exercise of Redemption or Exchange Right. This Agreement shall continue notwithstanding the consummation of a Redemption or Direct Exchange and all governance or other rights set forth herein shall be exercised by the remaining Members and the Redeemed Member (to the extent of such Redeemed Member’s remaining interest in the Company). No Redemption or Direct Exchange shall relieve such Redeemed Member of any prior breach of this Agreement.

Section 11.06 Tax Treatment. Unless otherwise required by applicable Law, the parties hereto acknowledge and agree that a Redemption or a Direct Exchange, as the case may be, shall be treated as a direct exchange between the Corporation and the Redeemed Member for U.S. federal (and applicable state and local) income tax purposes. The issuance of shares of Class A Common Stock, Class B-1 Common Stock or other securities upon a Redemption or Direct Exchange shall be made without charge to the Redeemed Member for any stamp or other similar tax in respect of such issuance.

ARTICLE XII

ADMISSION OF MEMBERS

Section 12.01 Substituted Members. Subject to the provisions of Article X, in connection with the Permitted Transfer of a Company Interest hereunder or a Transfer consented to by the Conflicts Committee, the transferee shall become a substituted Member (“Substituted Member”) on the effective date of such Transfer, which effective date shall not be earlier than the date of compliance with the conditions to such Transfer, and such admission shall be shown on the Schedule of Members.

Section 12.02 Additional Members. Subject to the provisions of Article III and Article X, any Person that is not an Original Member or the Corporation may be admitted to the Company as an additional Member (any such Person, an “Additional Member”) only upon furnishing to the Manager (a) a Joinder (or other counterpart to this Agreement reasonably acceptable to the Manager) and counterparts of any applicable Other Agreements and (b) such other documents or instruments as may be reasonably necessary or appropriate to effect such Person’s admission as a Member (including entering into such documents as the Manager may deem appropriate in its reasonable discretion). Such admission shall become effective on the date on which the Manager determines in its reasonable discretion that such conditions have been satisfied and when any such admission is shown on the books and records of the Company.

ARTICLE XIII

WITHDRAWAL AND RESIGNATION; TERMINATION OF RIGHTS

Section 13.01 Withdrawal and Resignation of Members. No Member shall have the power or right to withdraw or otherwise resign as a Member from the Company prior to the termination of the Company pursuant to Article XIV. Upon a Transfer of all of a Member’s Units in a Transfer permitted by this Agreement, subject to the provisions of Section 10.06, such Member shall cease to be a Member.

ARTICLE XIV

DISSOLUTION AND LIQUIDATION

Section 14.01 Dissolution. The Company shall not be dissolved by the admission of Additional Members or Substituted Members or the attempted withdrawal or resignation of a Member. The Company shall dissolve, and its affairs shall be wound up, upon:

(a) the decision of the Manager (pursuant to a unanimous decision of the Corporate Board) together with the Requisite Members to dissolve the Company;

(b) a dissolution of the Company under Section 18-801(a)(4) of the Delaware Act; or

(c) the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Delaware Act.

The bankruptcy (within the meaning of Section 18-304 of the Delaware Act) of a Member shall not cause the Member to cease to be a member of the Company. An Event of Withdrawal shall not, in and of itself, cause a dissolution of the Company and the Company shall continue without dissolution subject to the terms and conditions of this Agreement.

Section 14.02 Liquidation and Termination. On dissolution of the Company, the Manager shall act as liquidator or may appoint one or more Persons as liquidator. The liquidators shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Delaware Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidators shall continue to operate the Company properties with all of the power and authority of the Manager. The steps to be accomplished by the liquidators are as follows:

(a) as promptly as possible after dissolution and again after final liquidation, the liquidators shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company’s assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

(b) the liquidators shall pay, satisfy or discharge from Company funds, or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash fund for contingent, conditional or unmatured liabilities in such amount and for such term as the liquidators may reasonably determine) all of the debts, liabilities and obligations of the Company (including all expenses incurred in liquidation); and

(c) all remaining assets of the Company shall be distributed to the Members in accordance with Article IV by the end of the Taxable Year during which the liquidation of the Company occurs (or, if later, by ninety (90) days after the date of the liquidation). The distribution of cash and/or property to the Members in accordance with the provisions of this Section 14.02 and Section 14.03 below constitutes a complete return to the Members of their Capital Contributions, a complete distribution to the Members of their interest in the Company and all the Company’s property and constitutes a compromise to which all Members have consented within the meaning of the Delaware Act. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

Section 14.03 Deferment; Distribution in Kind. Notwithstanding the provisions of Section 14.02, but subject to the order of priorities set forth therein, if upon dissolution of the Company the liquidators determine that an immediate sale of part or all of the Company’s assets would be impractical or would cause undue loss (or would otherwise not be beneficial) to the Members, the liquidators may, in their sole discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy Company liabilities (other than loans to the Company by Members) and reserves. Subject to the order of priorities set forth in Section 14.02, the liquidators may, in their sole discretion, distribute to the Members, in lieu of cash, either (a) all or any portion of such remaining Company assets in-kind in accordance with the provisions of Section 14.02(c), (b) as tenants in common and in accordance with the provisions of Section 14.02(c), undivided interests in all or any portion of such Company assets or (c) a combination of the foregoing. Any such Distributions in kind shall be subject to (x) such conditions relating to the disposition and management of such assets as the liquidators deem reasonable and equitable and (y) the terms and conditions of any agreements governing such assets (or the operation thereof or the holders thereof) at such time. Any Company assets distributed in kind will first be written up or down to their Fair Market Value, thus creating Profit or Loss (if any), which shall be allocated in accordance with Article V. The liquidators shall determine the Fair Market Value of any property distributed in accordance with the valuation procedures set forth in Article XV.

Section 14.04 Cancellation of Certificate. On completion of the winding up of Company assets as provided herein and the Delaware Act, the Company is terminated (and the Company shall not be terminated prior to such time), and the Manager (or such other Person or Persons as the Delaware Act may require or permit) shall file a certificate of cancellation with the Secretary of State of Delaware, cancel any other filings made pursuant to this Agreement that are or should be canceled and take such other actions as may be necessary to terminate the Company. The Company shall be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 14.04.

Section 14.05 Reasonable Time for Winding Up. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Sections 14.02 and 14.03 in order to minimize any losses otherwise attendant upon such winding up.

Section 14.06 Return of Capital. The liquidators shall not be personally liable for the return of Capital Contributions or any portion thereof to the Members (it being understood that any such return shall be made solely from Company assets).

ARTICLE XV

VALUATION

Section 15.01 Determination. “Fair Market Value” of a specific Company asset will mean the amount which the Company would receive in an all-cash sale of such asset in an arms-length transaction with a willing unaffiliated third party, with neither party having any compulsion to buy or sell, consummated on the day immediately preceding the date on which the event occurred which necessitated the determination of the Fair Market Value (and after giving effect to any transfer taxes payable in connection with such sale), as such amount is determined by the Manager (or, if pursuant to Section 14.02, the liquidators) in its good faith judgment using all factors, information and data it deems to be pertinent.

Section 15.02 Dispute Resolution. If any Member or Members dispute the accuracy of any determination of Fair Market Value in accordance with Section 15.01, and the Manager and such Member(s) are unable to agree on the determination of the Fair Market Value of any asset of the Company, the Manager and such Member(s) shall each select a nationally recognized investment banking firm experienced in valuing securities of closely-held companies such as the Company in the Company’s industry (the “Appraisers”), who shall each determine the Fair Market Value of the asset or the Company (as applicable) in accordance with the provisions of Section 15.01. The Appraisers shall be instructed to give written notice of their determination of the Fair Market Value of the asset or the Company (as applicable) within thirty (30) days of their appointment as Appraisers. If Fair Market Value as determined by an Appraiser is higher than the Fair Market Value as determined by the other Appraiser by 10% or more, and the Manager and such Member(s) do not otherwise agree on a Fair Market Value, the original Appraisers shall designate a third Appraiser meeting the same criteria used to select the original two, and the Fair Market Value shall be the average of the Fair Market Values determined by all three Appraisers, unless the Manager and such Member(s) otherwise agree on a Fair Market Value. If Fair Market Value as determined by an Appraiser is within 10% of the Fair Market Value as determined by the other Appraiser (but not identical), and the Manager and such Member(s) do not otherwise agree on a Fair Market Value, the Manager shall select the Fair Market Value of one of the Appraisers. The fees and expenses of the Appraisers shall be borne by the Company.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.01 Power of Attorney.

(a) Each Member hereby constitutes and appoints the Manager (or the liquidator, if applicable) with full power of substitution, as his or her true and lawful agent and attorney-in-fact, with full power and authority in his, her or its name, place and stead, to:

(i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) this Agreement, all certificates and other instruments and all amendments thereof which the Manager reasonably deems appropriate or necessary to form, qualify, or continue the qualification of, the Company as a limited liability company in the State of Delaware and in all other jurisdictions in which the Company may conduct business or own property; (B) all instruments which the Manager reasonably deems appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms; (C) all conveyances and other instruments or documents which the Manager reasonably deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; and (D) all instruments relating to the admission, withdrawal or substitution of any Member pursuant to Article XII or XIII; and

(ii) sign, execute, swear to and acknowledge all ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the reasonable judgment of the Manager, to evidence, confirm or ratify any vote, consent, approval, agreement or other action which is made or given by the Members hereunder or is consistent with the terms of this Agreement, in the reasonable judgment of the Manager, to effectuate the terms of this Agreement.

(b) The foregoing power of attorney is irrevocable and coupled with an interest, and shall survive the death, disability, incapacity, dissolution, bankruptcy, insolvency or termination of any Member who is an individual and the transfer of all or any portion of his, her or its Company Interest and shall extend to such Member’s heirs, successors, assigns and personal representatives.

Section 16.02 Confidentiality. Except as required by applicable Law, the Manager and each of the Members agree to hold the Company’s Confidential Information in confidence and shall not (i) disclose any Confidential Information except as otherwise authorized separately in writing by the Manager or (ii) use any Confidential Information except in furtherance of the business of the Company or as otherwise authorized separately in writing by the Manager. “Confidential Information” as used herein means any and all information obtained by a Member from the Company or any of its Affiliates directly or indirectly, including from their representatives, which such information includes, but is not limited to, ideas, financial information, products, data, services, business strategies, research, inventions (whether or not patentable), innovations and materials, equipment, all aspects of the Company’s business plan, proposed operation and products and other product plans, corporate structure, financial and organizational information, analyses, proposed partners, software code, designs, employees and their identities, equity ownership, customers, markets, the methods and means by which the Company plans to conduct its business, all trade secrets, trademarks, knowhow, formulas, processes and intellectual property. With respect to the Manager and such Member, Confidential Information does not include information or material that: (a) is rightfully in the possession of the Manager or such Member at the time of disclosure by the Company; (b) before or after it has been disclosed to the Manager or each Member by the Company, becomes part of public knowledge, not as a result of any action or inaction of the Manager or such Member, respectively, in violation of this Agreement; (c) is approved for release by written authorization of the Chief Executive Officer of the Company or of the Corporation; (d) is disclosed to the Manager or such Member or their representatives by a third party not, to the knowledge of the Manager or such Member, respectively, in violation of any obligation of confidentiality owed to the Company with respect to such information; or (e) is or becomes independently developed by the Manager or such Member or their respective representatives without use or reference to the Confidential Information.

Section 16.03 Amendments. This Agreement may be amended or modified in writing by the Manager, subject to the prior written consent of the Requisite Members. Notwithstanding the foregoing, no amendment or modification (whether by amendment, merger, recapitalization or otherwise) (a) to this Section 16.03 may be made without the prior written consent of each of the Members, (b) that modifies the limited liability of any Member, or increases the liabilities or obligations of any Member, in each case, may be made without the consent of each such affected Member, (c) that materially alters or changes any rights, preferences or privileges of any Company Interests in a manner that is different or prejudicial relative to any other Company Interests, may be made without the approval of a majority in interest of the Members holding the Company Interests affected in such a different or prejudicial manner, (d) that materially alters or changes any rights, preferences or privileges of a holder of any class of Company Interests in a manner that is different or prejudicial relative to any other holder of the same class of Company Interests, may be made without the approval of the holder of Company Interests affected in such a different or prejudicial manner, (e) that adversely alters or changes any rights, preferences or privileges of Members other than the Corporation (and its Affiliates), may be made without the approval of a majority in interest of the Members (excluding, for this purpose, the Corporation and its Affiliates) holding Common Units, and (f) to any of the terms and conditions of this Agreement which terms and conditions expressly require the approval or action of certain Persons may be made without obtaining the consent of the requisite number or specified percentage of such Persons who are entitled to approve or take action on such matter; provided, that the Manager, acting alone, may amend this Agreement to reflect the issuance of additional Units or Equity Securities in accordance with Section 3.04 so long as the rights, preferences or privileges of such Units or Equity Securities with respect to voting, liquidation, redemption, conversion or distributions are not senior to or on parity with the Common Units.

Section 16.04 Title to Company Assets. Company assets shall be deemed to be owned by the Company as an entity, and no Member, individually or collectively, shall have any ownership interest in such Company assets or any portion thereof. The Company shall hold title to all of its property in the name of the Company and not in the name of any Member. All Company assets shall be recorded as the property of the Company on its books and records, irrespective of the name in which legal title to such Company assets is held. The Company’s credit and assets shall be used solely for the benefit of the Company, and no asset of the Company shall be transferred or encumbered for, or in payment of, any individual obligation of any Member.

Section 16.05 Addresses and Notices. Any notice provided for in this Agreement will be in writing and will be either personally delivered, or sent by (i) certified mail, return receipt requested, (ii) reputable overnight courier service providing confirmation of delivery (charges prepaid), (iii) telecopier transmission with confirmation of receipt, or (iv) e-mail of a .pdf attachment for which a confirmation e-mail is obtained, to the Company or the Manager, as applicable, at the addresses set forth below and to any other recipient and to any Member at such address as indicated by the Company’s records, or at such address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. Notices will be deemed to have been given hereunder when delivered personally or on the date of delivery as established by the return receipt, courier service confirmation (or the date on which the return receipt or courier service confirms that acceptance of delivery was refused by the addressee), or telecopier confirmation received by the sender. The respective addresses of the Company and the Manager are:

to the Company:

Amneal Pharmaceuticals LLC

400 Crossing Boulevard, 3rd Floor

Bridgewater, New Jersey 08807

Attn: Sheldon Hirt

E-mail: shirt@amneal.com

with copies (which copies shall not constitute notice) to:

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

Attn: Charles K. Ruck and R. Scott Shean

E-mail: charles.ruck@lw.com and scott.shean@lw.com

and

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attn: Frank Aquila

E-mail: aquilaf@sullcrom.com

to the Manager:

Amneal Pharmaceuticals, Inc.

400 Crossing Boulevard, 3rd Floor

Bridgewater, New Jersey 08807

Attn: Sheldon Hirt

E-mail: shirt@amneal.com

with copies (which copies shall not constitute notice) to:

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

Attn: Charles K. Ruck and R. Scott Shean

E-mail: charles.ruck@lw.com and scott.shean@lw.com

and

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attn: Francis J. Aquila

E-mail: aquilaf@sullcrom.com

Section 16.06 Binding Effect; Intended Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.07 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any of its Affiliates, and no creditor who makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time as a result of making the loan any direct or indirect interest in Company Profits, Losses, Distributions, capital or property other than as a secured creditor.

Section 16.08 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition, regardless of how long such failure continues.

Section 16.09 Counterparts. This Agreement may be executed in separate counterparts, each of which will be an original and all of which together shall constitute one and the same agreement binding on all the parties hereto.

Section 16.10 Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Any dispute relating hereto shall be heard in the state or federal courts of the State of Delaware, and the parties agree to jurisdiction and venue therein.

Section 16.11 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

Section 16.12 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking such actions as may be reasonably necessary or appropriate to achieve the purposes of this Agreement.

Section 16.13 Conflict. In the event of a direct conflict between the provisions of this Agreement and (i) any provision of the Certificate or (ii) any mandatory, non-waivable provision of the Delaware Act, such provision of the Certificate or the Delaware Act shall control. If any provision of the Delaware Act provides that it may be varied or superseded in the agreement of a limited liability company (or otherwise by agreement of the members or managers of a limited liability company), such provision shall be deemed superseded and waived in its entirety if this Agreement contains a provision addressing the same issue or subject matter.

Section 16.14 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of an electronic transmission, including by a facsimile machine or via email, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of electronic transmission by a facsimile machine or via email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through such electronic transmission as a defense to the formation of a contract and each such party forever waives any such defense.

Section 16.15 Right of Offset. Whenever the Company is to pay any sum (other than pursuant to Article IV) to any Member, any amounts that such Member owes to the Company which are not the subject of a good faith dispute may be deducted from that sum before payment. For the avoidance of doubt, the distribution of Units to the Corporation shall not be subject to this Section  16.15.

Section 16.16 Effectiveness. This Agreement shall be effective immediately upon the Business Combination Closing (the “Effective Time”). The Second A&R LLC Agreement shall govern the rights and obligations of the Company and the other parties to this Agreement in their capacity as Members prior to the Effective Time.

Section 16.17 Entire Agreement. This Agreement and those documents expressly referred to herein (including the Stockholders Agreement and the Business Combination Agreement) embody the entire agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way. For the avoidance of doubt, the Second A&R LLC Agreement is superseded in its entirety by this Agreement as of the Effective Time and shall be of no further force and effect thereafter.

Section 16.18 Remedies. Each Member shall have all rights and remedies set forth in this Agreement and all rights and remedies which such Person has been granted at any time under any other agreement or contract and all of the rights which such Person has under any Law. To the fullest extent permitted by applicable Law, any Person having any rights under any provision of this Agreement or any other agreements contemplated hereby shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by Law.

Section 16.19 Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use of the word “including” in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. Without limiting the generality of the immediately preceding sentence, no amendment or other modification to any agreement, document or instrument that requires the consent of any Person pursuant to the terms of this Agreement or any other agreement will be given effect hereunder unless such Person has consented in writing to such amendment or modification. Wherever required by the context, references to a Fiscal Year shall refer to a portion thereof. The use of the words “or,” “either” and “any” shall not be exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Third Amended and Restated Limited Liability Company Agreement as of the date first written above.

COMPANY:

AMNEAL PHARMACEUTICALS LLC

By:
Name:
Title:

[Signature Page to Third Amended and Restated Limited Liability Company Agreement]

MEMBERS:

~~ATLAS HOLDINGS~~AMNEAL PHARMACEUTICALS, INC.

By:
Name:
Title:

[Signature Page to Third Amended and Restated Limited Liability Company Agreement]

AMNEAL PHARMACEUTICALS HOLDING COMPANY LLC

By:
Name:
Title:

[Signature Page to Third Amended and Restated Limited Liability Company Agreement]

AH PPU MANAGEMENT, LLC

By:
Name:
Title:

[Signature Page to Third Amended and Restated Limited Liability Company Agreement]

AP CLASS D MEMBER, LLC

By:
Name:
Title:

[Signature Page to Third Amended and Restated Limited Liability Company Agreement]

AP CLASS E MEMBER, LLC

By:
Name:
Title:

[Signature Page to Third Amended and Restated Limited Liability Company Agreement]

SCHEDULE 1*

SCHEDULE OF MEMBERS

Member	Common Units	Percentage Interest	Contribution Closing Capital Account Balance	Additional Cash Capital Contributions	Additional Non-Cash Capital Contributions	Capital Accounts
~~Atlas Holdings~~Amneal Pharmaceuticals, Inc.
Amneal Pharmaceuticals Holding Company LLC
AH PPU Management, LLC
AP Class D Member, LLC
AP Class E Member, LLC

*	This Schedule of Members shall be updated from time to time to reflect any adjustment with respect to any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Common Units, or to reflect any additional issuances of Common Units pursuant to this Agreement.

Exhibit A

FORM OF JOINDER AGREEMENT

This JOINDER AGREEMENT, dated as of                     , 20     (this “Joinder”), is delivered pursuant to that certain Third Amended and Restated Limited Liability Company Agreement, dated as of [                    ], 2017 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “LLC Agreement”) by and among Amneal Pharmaceuticals LLC, a Delaware limited liability company (the “Company”), ~~Atlas Holdings~~Amneal Pharmaceuticals, Inc., a Delaware corporation and the managing member of the Company (the “Manager”), and each of the Members from time to time party thereto. Capitalized terms used but not otherwise defined herein have the respective meanings set forth in the LLC Agreement.

1.	Joinder to the LLC Agreement. Upon the execution of this Joinder by the undersigned and delivery hereof to the Manager, the undersigned hereby is and hereafter will be a Member under the LLC Agreement and a party thereto, with all the rights, privileges and responsibilities of a Member thereunder. The undersigned hereby agrees that it shall comply with and be fully bound by the terms of the LLC Agreement as if it had been a signatory thereto as of the date thereof.

2.	Incorporation by Reference. All terms and conditions of the LLC Agreement are hereby incorporated by reference in this Joinder as if set forth herein in full.

3.	Address. All notices under the LLC Agreement to the undersigned shall be direct to:

[Name]

[Address]

[City, State, Zip Code]

Attn:

Facsimile:

E-mail:

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Joinder as of the day and year first above written.

[NAME OF NEW MEMBER]

By:
Name:
Title:

Acknowledged and agreed

as of the date first set forth above:

AMNEAL PHARMACEUTICALS LLC

By: ~~ATLAS HOLDINGS~~AMNEAL PHARMACEUTICALS, INC.,

its Managing Member

By:
Name:
Title:

ANNEX K

AMENDMENT NO. 2 TO THE BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 2 (this “Amendment”), dated as of December 16, 2017, to the Business Combination Agreement, dated as of October 17, 2017 (the “BCA”), as amended by Amendment No. 1, dated as of November 21, 2017 (“Amendment No. 1”), by and among Impax Laboratories, Inc., a Delaware corporation (“Impax”), Atlas Holdings, Inc., a Delaware corporation and a wholly-owned Subsidiary of Impax (“Holdco”), K2 Merger Sub Corporation, a Delaware corporation and a wholly-owned Subsidiary of Holdco (“Merger Sub”), and Amneal Pharmaceuticals LLC, a Delaware limited liability company (“Amneal”), is made and entered into by and among Impax, Holdco, Merger Sub and Amneal. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the BCA.

RECITALS

WHEREAS, Impax, Holdco, Merger Sub and Amneal entered into the BCA on October 17, 2017 and Amendment No. 1 thereto on November 21, 2017;

WHEREAS, Section 9.12 of the BCA, as amended by Amendment No. 1, provides that the parties may amend the BCA at any time before or after receipt of the Impax Stockholder Approval;

WHEREAS, each of Impax, Holdco, Merger Sub and Amneal desires to amend certain terms of the BCA, as amended by Amendment No. 1, as set forth in this Amendment; and

WHEREAS, the respective boards of directors or other governing body of each of Impax, Holdco, Merger Sub and Amneal have approved the transactions contemplated by the BCA on the terms and subject to the conditions set forth in the BCA, as amended by Amendment No. 1 and this Amendment, and have approved and declared advisable the BCA, as amended by Amendment No. 1 and this Amendment.

AGREEMENT

NOW, THEREFORE, in consideration of the premises contained herein, the parties hereto hereby agree as follows:

1. Stockholders Agreement. The form of the Amended and Restated Stockholders Agreement entered into on November 21, 2017, by and among Holdco, Amneal Pharmaceuticals Holding Company, LLC, AP Class D Member, LLC, AP Class E Member, LLC, AH PPU Management, LLC (the “A&R Stockholders Agreement”), which is Exhibit I to the BCA, as amended by Amendment No. 1, is replaced in its entirety with the form of the Second Amended and Restated Stockholders Agreement by and among Holdco, Amneal Pharmaceuticals Holding Company, LLC, AP Class D Member, LLC, AP Class E Member, LLC, and AH PPU Management, LLC attached hereto as Annex A.

2. Form of Amended and Restated Holdco Bylaws. The form of the amended and restated bylaws of Holdco (the “Amended and Restated Holdco Bylaws”), which is Exhibit B to the BCA, is replaced in its entirety with the form attached hereto as Annex B.

3. Interpretation; Construction. The fourth sentence of Section 9.04 of the BCA, as amended by Amendment No. 1, is hereby amended and replaced in its entirety with the following:

“The words ‘hereof’, ‘herein’ and ‘hereunder’ and words of similar import when used in this Agreement shall, from and after the date of this Amendment, refer to this Agreement, as amended by

Amendment No. 1 and this Amendment, as a whole and not to any particular provision of this Agreement. Each reference herein to ‘the date of this Amendment’ shall refer to the date set forth above and each reference to the ‘date of this Agreement’, the ‘date hereof’, ‘concurrently with the execution and delivery of this Agreement’ and similar references shall refer to October 17, 2017.”

4. Confirmation of BCA. Other than as expressly modified pursuant to this Amendment, all of the terms, covenants and other provisions of the BCA, as amended by Amendment No. 1, are hereby ratified and confirmed and shall continue to be in full force and effect in accordance with their respective terms.

5. Counterparts. This Amendment may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.

6. General Provisions. The provisions of Article IX of the BCA shall apply mutatis mutandis to this Amendment, and to the BCA as modified by Amendment No. 1 and this Amendment, taken together as a single agreement, reflecting the terms therein as modified by Amendment No. 1 and this Amendment.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

IMPAX LABORATORIES, INC.

By:	/s/ Paul M. Bisaro
Name:	Paul M. Bisaro
Title:	Chief Executive Officer and President

K2 MERGER SUB CORPORATION

By:	/s/ Paul M. Bisaro
Name:	Paul M. Bisaro
Title:	Chief Executive Officer and President

ATLAS HOLDINGS, INC.

By:	/s/ Paul M. Bisaro
Name:	Paul M. Bisaro
Title:	Chief Executive Officer and President

AMNEAL PHARMACEUTICALS, LLC

By:	/s/ Chintu Patel
Name: Chintu Patel
Title: Manager

By:	/s/ Chirag Patel
Name: Chirag Patel
Title: Manager

By:	/s/ Tushar Patel
Name: Tushar Patel
Title: Manager

By:	/s/ Gautam Patel
Name: Gautam Patel
Title: Manager

ANNEX A

SECOND AMENDED AND RESTATED

STOCKHOLDERS AGREEMENT

DATED AS OF

DECEMBER 16, 2017

BY AND AMONG

AMNEAL GROUP (AS DEFINED HEREIN)

AND

ATLAS HOLDINGS, INC.

(continued)

EXHIBIT A	Form of Conflicts Committee Charter

Schedule 7.11(a)	Impax Law Firms
Schedule 7.11(b)	Amneal Law Firms

SECOND AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

SECOND AMENDED AND RESTATED STOCKHOLDERS AGREEMENT, dated December 16, 2017 (this “Agreement”), by and among Amneal Pharmaceuticals Holding Company, LLC, a Delaware limited liability company, AP Class D Member, LLC, a Delaware limited liability company, AP Class E Member, LLC, a Delaware limited liability company, AH PPU Management, LLC, a Delaware limited liability company, and Atlas Holdings, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Parties previously entered into that certain Stockholders Agreement, dated October 17, 2017, as amended and restated by the Parties pursuant to the Amended and Restated Stockholders Agreement, dated November 21, 2017 (the “Prior Agreement”), and the Parties desire to amend and restate the Prior Agreement in the form of this Agreement;

WHEREAS, the Company is party to that certain Business Combination Agreement, dated October 17, 2017 (the “Transaction Agreement”), by and among the Company, Impax Laboratories, Inc. (“Impax”), K2 Merger Sub Corporation and Amneal Pharmaceuticals LLC;

WHEREAS, in connection with the consummation (the “Closing”) of the transactions contemplated by the Transaction Agreement (collectively, the “Transactions”), each Amneal Group Member will enter into the Third Amended and Restated Limited Liability Company Operating Agreement (the “Amneal Pharmaceuticals LLC Agreement”) of Amneal Pharmaceuticals LLC, and the Company will be admitted as the managing member of Amneal Pharmaceuticals LLC;

WHEREAS, in connection with the Closing, Amneal Group will receive (i) common units in Amneal Pharmaceuticals LLC (as reflected in Schedule 1 to the Amneal Pharmaceuticals LLC Agreement) which may be exchanged from time to time in accordance with the terms of the Amneal Pharmaceuticals LLC Agreement for either cash or shares of Class A common stock of the Company, par value $0.01 per share (“Class A Common Stock”), or Class B-1 common stock of the Company, par value $0.01 per share (“Class B-1 Common Stock”), and (ii) shares of Class B common stock of the Company, par value $0.01 per share (“Class B Common Stock” and together with the Class A Common Stock and Class B-1 Common Stock, the “Company Common Stock”); and

WHEREAS, the Company Board (as hereinafter defined) has approved the Transactions and the acquisition by Amneal Group of common units in Amneal Pharmaceuticals LLC and shares of Company Common Stock in connection therewith for all purposes under Section 203 of the General Corporation Law of the State of Delaware; and

WHEREAS, the Amneal Group Members and the Company desire to enter into this Agreement in order to, inter alia, (i) set forth certain of their rights, duties and obligations as a result of the Transactions; (ii) provide for the management, operation and governance of the Company; and (iii) set forth restrictions on certain activities in respect of the Company Common Stock, corporate governance, and other related corporate matters.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree that the Prior Agreement is hereby amended and restated in its entirety as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Action” means any demand, action, claim, dispute, suit, countersuit, arbitration, inquiry, proceeding or investigation by or before any federal, state, local, foreign or international Governmental Entity or any arbitration or mediation tribunal.

“Affiliate” means, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; provided, however, that no Amneal Group Member or any of its Affiliates (other than the Company and its Subsidiaries) shall be deemed to be an Affiliate of the Company or any of its Subsidiaries for purposes of this Agreement, and neither the Company nor any of its Subsidiaries shall be deemed to be an Affiliate of any Amneal Group Member or any of its Subsidiaries (other than the Company and its Subsidiaries) for purposes of this Agreement. As used in this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of voting securities, by contract or otherwise). For the avoidance of doubt, the Affiliates of Amneal Holdings, LLC shall include each of Chirag Patel, Chintu Patel, Gautam Patel and Tushar Patel.

“Amneal Group” means, collectively, Amneal Pharmaceuticals Holding Company, LLC, AP Class D Member, LLC, AP Class E Member, LLC, AH PPU Management, LLC, and any of their respective Affiliates, successors and permitted assigns to which any shares of Company Common Stock have been Transferred in accordance with Section 4.1(b)(i)(E), Section 4.1(b)(i)(F) or Section 4.1(c) (each such Person shall be referred to as an “Amneal Group Member”). Immediately following the Closing, each Amneal Group Member as of the date of this Agreement shall transfer the Amneal Units received by it in connection with the Closing to the Amneal Group Representative, and the Amneal Group Representative shall be assigned all of the rights and obligations of Amneal Group under this Agreement.

“Amneal Group Representative” means Amneal Holdings, LLC, a Delaware limited liability company, or such other designee selected by Amneal Group Members holding a majority of the shares of Company Common Stock beneficially owned by Amneal Group.

“Amneal Units” means Common Units (as defined in the Amneal Pharmaceuticals LLC Agreement).

“beneficially own” means, with respect to Company Common Stock, having the power to vote or direct the vote of shares of Company Common Stock. The terms “beneficial owner” and “beneficial ownership” shall have correlative meanings. “Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in the County of New York, New York are authorized or required by applicable Law to close.

“Charter” means the Amended and Restated Certificate of Incorporation of the Company, as amended from time to time.

“Company Board” means the board of directors of the Company.

“Company Group” means the Company, each Subsidiary of the Company from and after the Closing (in each case so long as such Subsidiary remains a Subsidiary of the Company) and each other Person that is controlled either directly or indirectly by the Company following the Closing (in each case for so long as such Person continues to be controlled either directly or indirectly by the Company).

“Company Independent Director” means each director of the Company who (i) is an Independent Director; (ii) is not an Amneal Designee; (iii) is not a current or former (x) member of the board of directors of any Amneal Group Member or any of its Affiliates or (y) officer or employee of any member of any Amneal Group Member or any of its Affiliates; (iv) does not have and has not had any other material relationship with any member of Amneal Group that a reasonable person would conclude could interfere with the exercise of independent judgment in carrying out director responsibilities; and (v) is designated by the Conflicts Committee as a Company Independent Director.

“Company Sale” means (a) a merger, share exchange, consolidation, recapitalization or similar transaction resulting, directly or indirectly, in more than 50% of the total number of shares of outstanding Company Common Stock being beneficially owned after such transaction by any Person or group of Persons other than the Amneal Group or (b) a sale of all or substantially all of the assets of the Company.

“Company Securities” means (i) the Company Common Stock, (ii) any preferred stock of the Company, (iii) any other common stock issued by the Company and (iv) any securities convertible into or exchangeable for, or options, warrants or other rights to acquire, Company Common Stock or any other common or preferred stock issued by the Company.

“Compensation Committee” means the Compensation Committee of the Company Board.

“Executive Event” means the failure of Robert A. Stewart to be serving as Chief Executive Officer of Amneal Pharmaceuticals LLC as of immediately prior to the Closing, including by reason of his death, resignation, retirement, disqualification, removal from office or other cause.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Governmental Entity” means any United States federal, state or local, or foreign, international or supranational, government, court or tribunal, or administrative, executive, governmental or regulatory or self-regulatory body, agency or authority thereof.

“Group” means Amneal Group or the Company Group, as the context requires.

“Independent Director” means a director who is independent under NYSE listing rules.

“Information” means information, whether or not patentable or copyrightable, in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other Software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memoranda and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, employee or business information or data.

“Law” means any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity.

“Liabilities” means any debt, loss, damage, adverse claim, liability or obligation of any Person (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating thereto.

“Nominating Committee” means the Nominating Committee of the Company Board.

“NYSE” means the New York Stock Exchange, or such other stock exchange or securities market on which shares of Class A Common Stock are at any time listed or quoted.

“Other Stockholder” means a holder of Company Common Stock that is not an Amneal Group Member.

“Parties” means each Amneal Group Member and the Company, and each a “Party”.

“Person” means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization, limited liability company or governmental or other entity.

“Pro Rata Portion” means, with respect to Amneal Group, on any issuance date for Company Securities, the number of Company Securities equal to the product of (i) the total number of Company Securities to be issued by the Company on such date and (ii) the fraction determined by dividing (x) the number of shares of Company Common Stock beneficially owned by Amneal Group immediately prior to such issuance by (y) the total number of shares of Company Common Stock outstanding immediately prior to such issuance.

“Registrable Shares” means, at any time, the shares of Class A Common Stock that are beneficially owned by an Amneal Group Member and the shares of Class A Common Stock issuable upon a Redemption (as defined in the Amneal Pharmaceuticals LLC Agreement) of Amneal Units held by any Amneal Group Member, excluding any such shares of Class A Common Stock that have, after the date hereof, been Transferred pursuant to a registration statement under, and in compliance with the requirements of, the Securities Act.

“Related Party Transaction” means any transaction between any member of the Company Group, on the one hand, and any Amneal Group Member, or any director, officer, employee or “associate” (as defined in Rule 12b-2 promulgated under the Exchange Act) of any Amneal Group Member, on the other hand.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Software” means the object and source code versions of computer programs and associated documentation, training materials and configurations to use and modify such programs, including programmer, administrator, end user and other documentation.

“Subsidiary” means, with respect to any Person, another Person, an amount of the voting securities or other voting ownership interests of which is sufficient, together with any contractual rights, to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person; provided, however, that neither the Company nor any of its Subsidiaries shall be deemed to be a Subsidiary of any Amneal Group Member or any of its Subsidiaries for purposes of this Agreement. For the avoidance of doubt, immediately following the Closing, Amneal Pharmaceuticals LLC shall be a Subsidiary of the Company.

“Tax” has the meaning ascribed thereto in the Transaction Agreement.

“Taxable Transaction” means any transaction (whether a merger, sale of assets, sale of securities, distribution, dividend, liquidation, dissolution, recapitalization, consolidation, reorganization, combination or other transaction) following the Closing which involves the Company or any of its Subsidiaries (including, for the avoidance of doubt, Amneal Pharmaceuticals LLC) and would reasonably be expected to result in the recognition of $40,000,000 or more of taxable income or gain for U.S. federal income tax purposes by the Amneal Group (other than (a) any such transaction in which the consideration to be received by each Amneal Group Member in respect of its Amneal Units consists solely of cash or (b) a Redemption or Direct Exchange in accordance with Article XI of the Amneal Pharmaceuticals LLC Agreement).

“TPG” means TPG Improv Holdings, L.P., a Delaware limited partnership.

“TRA Acceleration Event” means an early termination or acceleration pursuant to Section 4.1 of the Tax Receivable Agreement.

“Transaction Documents” means, collectively, this Agreement, the Transaction Agreement and the other Ancillary Agreements (as defined in the Transaction Agreement).

“Transfer” means, directly or indirectly (whether by merger, operation of law or otherwise), to sell, transfer, assign or otherwise dispose of or encumber (other than as security in connection with any bona fide loan or financing transaction) any direct or indirect economic, voting or other rights in or to any Company Common Stock, including by means of (i) the Transfer of an interest in a Person that directly or indirectly holds such Company Common Stock or (ii) a hedge, swap or other derivative.

“Trigger Date” means the first date on which Amneal Group ceases to beneficially own at least ten percent (10%) of the outstanding shares of the Company Common Stock.

“underwritten offering” means an offering in which Securities of the Company are sold to one or more underwriters (as defined in Section 2(a)(11) of the Securities Act) for resale to the public.

1.2 Other Terms. For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated.

Term	Section
Agreement	Preamble
Amneal Confidential Information	7.2(b)
Amneal Designee	3.2(a)
Amneal Directors	3.1(a)(i)
Amneal Group Representative	Preamble
Amneal Law Firms	7.11(b)
Amneal Pharmaceuticals LLC	Recitals
Amneal Pharmaceuticals LLC Agreement	Recitals
Blackout Period	5.2
Board Expansion Right	3.1(c)
Claim Notice	5.9(a)
Claims	5.8(a)
Class A Common Stock	Recitals
Class B Common Stock	Recitals
Class B-1 Common Stock	Recitals
Closing	Recitals
Company	Preamble
Company-Assisted PIPE Transaction	5.3(e)
Company Common Stock	Recitals
Company Confidential Information	7.2(a)
Conflicts Committee Charter	3.3(c)
Counsel	5.5(a)(i)
Demand Underwritten Offering	5.3(a)(i)
Effective Period	5.5(a)(iii)
Excluded Securities	4.3(a)
Exiting Amneal Director	3.1(d)
Form S-4 Registration Statement	5.1
Immediately Tradeable Shares	4.1(b)(i)(G)
Impax	Recitals
Impax CEO Director	3.1(a)
Impax Law Firms	7.11(a)
Indemnifying Party	5.10(a)
Issuance Notice	4.3(b)
Lockup Period	4.1(b)(i)
Non-Amneal Directors	3.1(a)(ii)
Observer	3.1(c)
Ownership Threshold	3.1(c)
Participating Amneal Member	5.3(a)
Piggyback Registration	5.4(a)
Piggyback Registration Notice	5.4(a)
Piggyback Registration Statement	5.4(a)
PIPE Transaction	4.1(b)(ii)(C)
Privilege	6.6
Privileged Amneal Communications	7.11(b)
Privileged Impax Communications	7.11(a)
Qualifying Investor	3.1(c)
Representatives	7.2(a)
Required Amneal Group Member Information	5.6(a)
Rule 415 Limitation	6.1(a)
Shelf Registration Statement	5.1
Transaction Agreement	Recitals
Transactions	Recitals

ARTICLE II

TERM

2.1 Term and Termination. This Agreement is effective as of the Closing (other than with respect to Section 5.1, which shall be effective as of the date hereof) and shall terminate automatically on the earlier of (i) the termination of the Transaction Agreement pursuant to Article VIII thereof and (ii) the Trigger Date. Notwithstanding the foregoing, (a) the provisions of Article VI (other than Section 6.1) and Article VII (other than Section 7.13) shall survive the termination of this Agreement and (b) the provisions of Article V shall survive the termination of this Agreement until the first (1st) anniversary of the Trigger Date. Notwithstanding the foregoing, in the event any Amneal Group Member assigns its rights and obligations under Article V to the purchaser of any Registrable Shares in connection with a PIPE Transaction (for the avoidance of doubt, not including any Transfer described in clauses (C) through (F) of Section 4.1(b)(i), whether or not such Transfer occurs prior to the end of the Lockup Period), such purchaser’s rights under Article V shall survive for one (1) year following the date of such Transfer (provided, that such securities may be sold without restriction under Rule 144 at such time).

ARTICLE III

CORPORATE GOVERNANCE MATTERS

3.1 Board Composition.

(a) Subject to Section 3.1(c), until the Trigger Date, the Company Board shall consist of no more than thirteen (13) directors (or, in the event that an Executive Event has occurred, eleven (11) directors). Immediately following the Closing, the Company Board shall be comprised of (i) seven (7) directors (or, in the event that an Executive Event has occurred, six (6) directors) designated by the Amneal Group Representative prior to the Closing (collectively, with any of their successors designated in accordance with Section 3.2(a) and Section 3.2(b) hereof and any additional director designated by the Amneal Group Representative pursuant to Section 3.1(c), the “Amneal Directors”) and (ii) five (5) directors designated by Impax prior to the Closing, who shall be (A) the Chief Executive Officer of Impax immediately prior to the Closing (the “Impax CEO Director”) and (B) four (4) Company Independent Directors (selected by Impax from the Impax board of directors as of the date of the Transaction Agreement and including the chairman thereof) and (iii) if and only if an Executive Event has not occurred, Robert A. Stewart (the directors referred to in clauses (ii) and (iii) of this sentence, collectively with their successors and any additional directors appointed or designated in accordance with Section 3.2(c) and Section 3.2(e), being referred to herein as the “Non-Amneal Directors”).

(b) Immediately following the Closing, and for so long as Amneal Group has beneficial ownership of more than fifty percent (50%) of the outstanding shares of the Company Common Stock, (i) the Non-Amneal Directors shall have the right to designate the lead Independent Director of the Company Board, and (ii) the Amneal Directors shall have the right to designate the Co-Chairmen of the Company Board. Immediately following the Closing, the Co-Chairmen of the Company Board shall be Chirag Patel and Chintu Patel, and the lead Independent Director shall be Robert L. Burr.

(c) In the event that Amneal Group Transfers more than four percent (4%) of the outstanding shares of Company Common Stock to a Person or a group of Persons pursuant to a PIPE Transaction (such a Person or group of Persons, a “Qualifying Investor”) and, following such Transfer, Amneal Group continues to beneficially own more than fifty percent (50%) of the outstanding shares of the Company Common Stock, Amneal Group shall have a one-time right exercisable within one year following such transaction (the “Board Expansion Right”) to cause the Company to increase the size of the Company Board by two (2) directors and to fill the resulting vacancies with one new director designated by the Amneal Group Representative and one new director designated by such Qualifying Investor. To the extent requested by such Qualifying Investor, this Agreement shall be amended to provide such Qualifying Investor with the right to appoint a director to the Company Board for so long as such Qualifying Investor continues to beneficially own more than four percent (4%) of the outstanding shares of Company Common Stock (the “Ownership Threshold”). In addition to the foregoing, any Qualifying Investor may, for so long as it satisfies the Ownership Threshold and has not appointed a director to the Company Board, designate one (1) individual (an “Observer”) to attend all meetings of the Company Board and (subject to applicable listing requirements) any committee thereof in a non-voting, observer capacity subject to customary terms and conditions for a board observer; provided, however, that the Observer shall be reasonably acceptable to the Nominating Committee of the Company Board.

(d) In the event that Amneal Group Transfers more than five percent (5%) of the outstanding shares of Company Common Stock to a Qualifying Investor, and, immediately prior to or following such Transfer, Amneal Group beneficially owns less than fifty percent (50%) of the outstanding shares of the Company Common Stock (whether or not the Board Expansion Right pursuant to Section 3.1(c) has been exercised prior to such time), the Amneal Group Representative shall have a one-time right in connection with such transaction to cause the Company to replace any Exiting Amneal Director with a director designated by such Qualifying Investor. For purposes of this Section 3.1(d), an “Exiting Amneal Director” shall mean an Amneal Director that the Amneal Group Representative is no longer entitled to designate pursuant to Section 3.1(a) as a result of such Transfer. To the extent requested by such Qualifying Investor, this Agreement shall be amended to provide such Qualifying Investor with the right to appoint a director to the Company Board for so long as such Qualifying Investor continues to beneficially own more than five percent (5%) of the outstanding shares of Company Common Stock.

3.2 Director Nomination Rights.

(a) Until the Trigger Date and subject to Section 3.2(a)(ii), in connection with any annual or special meeting of the stockholders of the Company at which directors shall be elected, or any solicitation or submission of written consents having the same effect, the Nominating Committee shall nominate for election to the Company Board person(s) designated for nomination by the Amneal Group Representative (each person so designated, an “Amneal Designee”) in accordance with the following:

(i) if Amneal Group has beneficial ownership of more than fifty percent (50%) of the outstanding shares of the Company Common Stock, the Amneal Group Representative shall have the right to designate the lowest number of Amneal Designees that constitutes a majority of the total number of directors comprising the Company Board; and

(ii) if Amneal Group has beneficial ownership of ten percent (10%) or more, but fifty percent (50%) or less, of the outstanding shares of the Company Common Stock, the Amneal Group Representative shall have the right to designate a number of directors equal to the product of (x) the percentage of the shares of Company Common Stock beneficially owned by Amneal Group and (y) the total number of directors comprising the Company Board, rounded up to the nearest whole number (e.g., one and one quarter (1 1/4) directors shall be rounded up to two (2) directors); provided, that such rounding shall not result in the Amneal Group Representative having the right to designate a majority of the total number of directors comprising the Company Board when Amneal Group beneficially owns 50% or less of the outstanding shares of the Company Common Stock.

(b) Until the Trigger Date, the Amneal Group Representative shall have full authority and ability to designate any Amneal Designees, and the Company Board shall approve the nomination of any Amneal Designee. Subject to the requirements of applicable Law, the Amneal Group Representative shall have the exclusive right to remove any Amneal Directors from the Company Board. In the event any Amneal Designee is intended to qualify as an Independent Director on the Company Board, the Amneal Group Representative shall consult in good faith with the Company Board and solicit its input prior to making such designation. The Amneal Group Representative shall not designate any person to be an Amneal Designee (nor shall any Qualifying Investor be entitled to designate any person to be a director) who is unqualified under any applicable Law to serve as a director on the Company Board. For the avoidance of doubt, current or former employment of any Amneal Designee with an Amneal Group Member or any of its Subsidiaries or service by any such Amneal Designee on the board of directors of an Amneal Group Member or any of its Subsidiaries shall not, by itself, disqualify such individual from serving on the Company Board as an Amneal Designee.

(c) Subject to Section 3.1(d) and Section 4.1(d)(ii) and (iii), if at any time the number of Amneal Directors then serving on the Company Board is in excess of the number of Amneal Designees the Amneal Group Representative has the right to designate pursuant to Section 3.1(c) or Section 3.2(a), upon receipt of the written request of the Conflicts Committee, the Amneal Group Representative shall, and the Amneal Group shall take all actions reasonably necessary to cause a number of Amneal Directors equal to the excess to promptly tender his, her or their resignations from the Company Board (and from any committees or subcommittees thereof to which any such Amneal Director is then appointed or on which he or she is then serving) within sixty (60) days of such request; provided, however, that, if within such sixty (60) day period Amneal Group has regained its right to designate any such Amneal Director pursuant to Section 3.1(c), then such Amneal Director shall continue serving on the Company Board. Subject to Section 3.1(d), in the event that an Amneal Director shall cease to serve as a director pursuant to this Section 3.2(c), the Nominating Committee shall have the sole right to fill such vacancy or designate a person for nomination for election to the Company Board to fill such vacancy with a person who shall satisfy all the qualifications of a Company Independent Director, in each case. If at any time the number of Amneal Directors then serving on the Company Board is less than the number of Amneal Designees Amneal Group has the right to designate pursuant to Section 3.1(c) or Section 3.2(a), the Company Board and the Nominating Committee shall, at the request of the Amneal Group Representative, take all actions reasonably necessary to cause a number of Amneal Designees equal to such deficit to be appointed to the Company Board within sixty (60) days of such request.

(d) Until the Trigger Date, in the event that any Amneal Director shall cease to serve as a director for any reason other than pursuant to Section 3.2(c), the vacancy resulting therefrom shall be filled by the Company Board as promptly as reasonably practicable with a substitute Amneal Director selected by Amneal Group in accordance with the requirements for the designation of Amneal Designees pursuant to Section 3.2(b).

(e) From and after the Closing, in the event of a vacancy on the Company Board upon the death, resignation, retirement, disqualification, removal from office or other cause of any Non-Amneal Director (other than a director serving as Chief Executive Officer of the Company), the Nominating Committee shall have the sole right to fill such vacancy or designate a person for nomination for election to the Company Board to fill such vacancy, subject to the prior written consent of the Conflicts Committee, and such person shall satisfy all the qualifications of a Company Independent Director. The Nominating Committee shall take all actions necessary to cause the vacancy upon the death, resignation, retirement, disqualification, removal from office or other cause of a director serving as Chief Executive Officer of the Company to be filled by the successor Chief Executive Officer of the Company or to designate such person for nomination for election to the Company Board to fill such vacancy.

(f) The Nominating Committee shall nominate such number of Amneal Designees and such number of nominees to serve as Non-Amneal Directors as required to comply with the requirements of Section 3.1 hereof and this Section 3.2. The Company shall cause each person nominated by the Nominating Committee to be included in the slate of nominees recommended by the Company Board to holders of Company Common Stock for election (including at any special meeting of stockholders held for the election of directors). Seventy-five percent (75%) of the directors serving on the Nominating Committee shall be required to approve (i) a decision not to nominate any Initial Company Director for re-election to the Company Board at either of the first two annual meetings of stockholders of the Company following the Closing Date and (ii) until the third annual meeting of stockholders of the Company following the Closing Date, any change to the individuals serving as Chairman or Co-Chairmen of the Company Board (for the avoidance of doubt, the individuals initially serving as Chairman or Co-Chairman of the Company Board shall be Chirag Patel, Chintu Patel and, unless an Executive Event has occurred, Paul Bisaro).

3.3 Committees of the Company Board.

(a) Nominating Committee. For so long as Amneal Group has beneficial ownership of more than fifty percent (50%) of the outstanding shares of Company Common Stock, (i) the Nominating Committee shall consist of four (4) directors; (ii) the Amneal Group Representative shall have the right to designate two (2) of the directors to serve on the Nominating Committee; and (iii) the remaining directors on the Nominating Committee shall be designated by a majority of the Company Independent Directors then serving on the Company Board.

(b) Compensation Committee. For so long as Amneal Group has beneficial ownership of more than fifty percent (50%) of the outstanding shares of Company Common Stock, (i) the Compensation Committee shall consist of four (4) directors; (ii) the Amneal Group Representative shall have the right to designate two (2) of the directors to serve on the Compensation Committee; and (iii) the remaining directors on the Compensation Committee shall be designated by a majority of the Company Independent Directors then serving on the Company Board.

(c) Conflicts Committee. Until Trigger Date, the Company Board shall have a Conflicts Committee comprised solely of Company Independent Directors. The Conflicts Committee shall be fully empowered to requisition reasonable assistance from employees of the Company, including legal and financial staff, to retain independent legal, financial and other advisors as the Conflicts Committee deems necessary and to approve or not approve any transaction or other matter submitted to the Conflicts Committee (and such non-approval shall be binding on the Company Board), and shall have the authority and responsibilities set forth in this Agreement, the charter of the Conflicts Committee (the form of which is attached as Exhibit A hereto) (the “Conflicts Committee Charter”) and as may otherwise be delegated to the Conflicts Committee by the Company Board from time to time. Any amendments to the Conflicts Committee Charter shall be approved by (i) seventy-five percent (75%) of the directors comprising the Company Board, (ii) a majority of the Company Independent Directors then serving on the Company Board and (iii) a majority of the Conflicts Committee.

(d) Integration Committee. For a minimum of two (2) years following the Closing, the Company Board shall have an Integration Committee comprised of Chirag Patel, Chintu Patel and Paul M. Bisaro, which shall serve as an advisory committee to management to provide input in connection with the post-Closing integration of Impax and Amneal and shall not be entitled to take any other action on behalf of the Company Board.

(e) Amneal Committee Representation. Until the Trigger Date, each committee of the Company Board shall include at least one (1) Amneal Director, subject to compliance with applicable requirements of the NYSE. If at any time any committee of the Company Board (other than the Conflicts Committee) does not have at least one (1) Amneal Director serving on such committee, the Amneal Group Representative shall be entitled to designate one Amneal Director to have observer rights with respect to such committee.

(f) Committee Charters. Any amendment to the charter of any committee of the Company Board shall require the approval of 75% of the directors comprising the Company Board.

(g) Other Committee Composition. The formation and composition of any other committees of the Company Board not specified in this Section 3.3 shall require the approval of 75% of the directors comprising the Company Board.

3.4 Chief Executive Officer. Immediately following the Closing, if and only if an Executive Event has not occurred, the Chief Executive Officer of the Company shall be Robert A. Stewart. Immediately following the Closing, if and only if an Executive Event has occurred, the Chief Executive Officer of the Company shall be Paul M. Bisaro and for eighteen (18) months following the Closing, the removal of Mr. Bisaro as Chief Executive Officer without cause shall require the approval of (i) a majority of the directors comprising the Company Board and (ii) a majority of the Non-Amneal Directors, in each case with Mr. Bisaro recusing himself from such vote.

3.5 Executive Chairman. Immediately following the Closing, if and only if an Executive Event has not occurred, the Executive Chairman of the Company shall be Paul M. Bisaro and for eighteen (18) months following the Closing, the removal of Mr. Bisaro as Executive Chairman without cause shall require the approval of (i) a majority of the directors comprising the Company Board and (ii) a majority of the Non-Amneal Directors, in each case with Mr. Bisaro recusing himself from such vote.

3.6 Amneal Group Agreement to Vote. From and after the Closing and until the Trigger Date, Amneal Group shall,

(a) cause its shares of Company Common Stock to be present for quorum purposes at any Company stockholder meeting;

(b) with respect to the election of directors, vote its shares of Company Common Stock in accordance with the recommendation of the Company Board (provided, that the slate of nominees recommended by the Company Board complies with the terms of this Agreement); and

(c) not vote its shares of Company Common Stock in favor of the removal of any Non-Amneal Director unless such removal is recommended by the Nominating Committee.

3.7 Amneal Consent Rights. For so long as Amneal Group beneficially owns more than twenty-five percent (25%) of the outstanding shares of Company Common Stock, the Company shall not, without first obtaining the approval (by vote or written consent as provided by Law) of the Amneal Group Representative, take any of the following actions (whether by amendment, merger, recapitalization or otherwise):

(a) amend, modify or repeal any provision of the Charter or the Company’s bylaws in a manner that adversely impacts any Amneal Group Member;

(b) except pursuant to Section 3.1(c), effect any change in the authorized number of directors of the Company;

(c) create or reclassify any new or existing class or series of capital stock having rights, preferences or privileges with respect to voting, liquidation, redemption, conversion or dividends that are senior to or on parity with the Company Common Stock; or

(d) consummate any Company Sale in which any Amneal Group Member receives a different amount or form of consideration per Company Security held by such Amneal Group Member as other holders of such Company Security.

3.8 Taxable Transactions. For so long as Amneal Group beneficially owns either (a) shares of Class B Common Stock representing at least ten percent (10%) of the outstanding shares of Company Common Stock or (b) at least forty-five million (45,000,000) shares of Company Common Stock (as adjusted for any Capital Structure Change), the Company shall not, without first obtaining the approval (by vote or written consent) of the Amneal Group Representative, consummate any Taxable Transaction.

ARTICLE IV

TRANSFER RESTRICTIONS, STANDSTILL, RELATED PARTY TRANSACTIONS,

PARTICIPATION RIGHTS

4.1	Restrictions on Transferability and Acquisitions.

(a) Each Amneal Group Member covenants and agrees that the shares of Company Common Stock beneficially owned or owned of record by such Amneal Group Member may be Transferred only pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act (including a registration statement hereunder), or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and in compliance with any applicable U.S. state and federal securities laws, and any applicable securities laws of other jurisdictions. Each Amneal Group Member further covenants and agrees that the right of Amneal Group to Transfer any Company Common Stock is subject to the restrictions set forth in this Section 4.1, and no Transfer of Company Common Stock by Amneal Group may be effected except in compliance with this Section 4.1. Any attempted Transfer in violation of this Agreement shall be of no effect and null and void ab initio, regardless of whether the purported transferee has any actual or constructive knowledge of the Transfer restrictions set forth in this Agreement, and shall not be recorded on the stock transfer books of the Company.

(b) Lockup and Permitted Transfers.

(i) For the period of one hundred and eighty (180) calendar days following the Closing (the “Lockup Period”), no Amneal Group Member shall Transfer any shares of Company Common Stock beneficially owned or owned of record by such Amneal Group Member to any Person, unless with the prior written consent of the Conflicts Committee, except for:

(A) a Transfer of shares of Company Common Stock pursuant to a tender or exchange offer that has been approved or recommended by the Company Board;

(B) a Transfer of shares of Company Common Stock pursuant to any Company Sale;

(C) a Transfer of shares of Company Common Stock permitted by Section 4.1(c);

(D) a Transfer of shares of Company Common Stock in connection with any pledge or pledges of any Amneal Group Member’s shares of Company Common Stock made pursuant to a bona fide loan or financing transaction with a third party;

(E) with respect to any Amneal Group Member that is an individual, a Transfer of shares of Company Common Stock (x) to such Amneal Group Member’s ancestors, descendants, siblings, cousins or spouse, (y) to trusts for the benefit of such Amneal Group Member or such persons or (z) by way of bequest or inheritance upon death (provided that, prior to any such Transfer referenced in clause (x), (y) or (z), such transferee agrees in a writing reasonably acceptable to the Company to be bound by the terms of this Agreement as a party hereto in the position of an Amneal Group Member);

(F) with respect to any Amneal Group Member that is an entity, a Transfer of shares of Company Common Stock to such Amneal Group Member’s members, partners or other equity holders (provided that, prior to any such Transfer, such transferee agrees in a writing reasonably acceptable to the Company to be bound by the terms of this Agreement as a party hereto in the position of an Amneal Group Member); and

(G) solely during the period beginning on the date hereof and until the Closing Date, one or more Transfers by any Amneal Group Member of up to a total of 60,000,000 shares of Class A Common Stock or Class B-1 Common Stock in the aggregate (such 60,000,000 shares, as adjusted for any stock split, stock dividend, recapitalization, combination, reclassification or similar change in the capital structure of the Company (each, a “Capital Structure Change”) following the date hereof, the “Immediately Tradeable Shares”) (without duplication of the foregoing clauses (A) through (F)).

Any such Transfer described in clauses (C) through (G) shall not be subject to the prior written consent of the Conflicts Committee, but shall require prior written notice to the Company disclosing in reasonable detail the identity of the intended transferee.

(ii) Following the expiration of the Lockup Period, no Amneal Group Member shall, Transfer or agree to Transfer any shares of Company Common Stock to a Person or group (as such term is used in Section 13(d) of the Exchange Act), except for Transfers:

(A) in a registered offering pursuant to the procedures described in Article V (including, for the avoidance of doubt, the resale of shares of Company Common Stock by Amneal Group registered pursuant to the Shelf Registration Statement, once declared effective under the Securities Act);

(B) in open market sales pursuant to, if available, Rule 144 under the Securities Act; provided, however, that Amneal Group may not, in the aggregate, Transfer more than fifteen percent (15%) of the outstanding Class A Common Stock pursuant to this Section 4.1(b)(ii)(B) in any twelve (12)-month period without the approval of the Conflicts Committee;

(C) in one or more privately negotiated sales exempt from the registration requirements of the Securities Act (a “PIPE Transaction”); provided, however, that Amneal Group may not, in the aggregate, Transfer more than fifteen percent (15%) of the outstanding Class A Common Stock pursuant to this Section 4.1(b)(ii)(C) in any twelve (12)-month period without the approval of the Conflicts Committee;

(D) permitted by clauses (A) through (F) of Section 4.1(b)(i); or

(E) in accordance with the prior written consent of the Conflicts Committee.

(iii) Following the expiration of the Lockup Period (other than any Transfer permitted by causes (A) through (F) of Section 4.1(b)(i)), no Amneal Group Member shall, without the prior written consent of the Conflicts Committee, Transfer or agree to Transfer any shares of Company Common Stock to a Person or group (as such term is used in Section 13(d) of the Exchange Act) (i) if such Person or group would beneficially own in excess of fifteen percent (15%) of the voting power of the outstanding shares of Company Common Stock following such Transfer or (ii) to any such Person or group who, prior to such Transfer, beneficially owned fifteen percent (15%) or more of the outstanding Company Common Stock; provided, that such restrictions shall not apply to Transfers to such a Person or group if each of the following conditions are satisfied: such transferee (A) has filed a Schedule 13G under the Exchange Act with respect to the Company and has not subsequently filed a Schedule 13D under the Exchange Act that remains in effect with respect to the Company or (B) is an institutional investor, pension fund, foundation, sovereign wealth fund, real estate fund, mutual fund, index fund or other similar passive investor that invests in securities similar to the Class A Common Stock and has not filed a Schedule 13D with regard to the Company; and provided, further, that the restrictions set forth in this Section 4.1(b)(iii) shall not apply to a Transfer (x) consisting of a block trade executed at prevailing market prices obtainable at the time of such transfer through brokers in transactions on the NYSE, provided that the Amneal Group Member does not know or have good reason to believe that such Transfer would result in a Transfer of Class A Common Stock representing a number of shares equal to fifteen percent (15%) or more of the outstanding shares of Class A Common Stock to any such Person or group that has filed a Schedule 13D with regard to the Company that remains in effect, (y) to or by one or more underwriters in connection with an underwritten offering, including a block trade or a widely distributed public offering, so long as the Amneal Group Member does not know or have good reason to believe that such offering would result in a Transfer of Class A Common Stock representing a number of shares equal to fifteen percent (15%) or more of the outstanding shares of Class A Common Stock to any Person or group that has filed a Schedule 13D with regard to the Company, or (z) effected through a widely distributed public offering.

(c) Transfers to Affiliates. The foregoing Section 4.1(b) shall not apply to any Transfer by an Amneal Group Member, at any time, of all or any portion of its Company Common Stock to an Affiliate of Amneal Group;

provided, that prior to any such Transfer, such Affiliate agrees in a writing reasonably acceptable to the Company to be bound by the terms of this Agreement as a party hereto in the position of an Amneal Group Member. Any such Transfer to an Affiliate of Amneal Group shall not be subject to the prior written consent of the Conflicts Committee.

(d) Standstill.

(i) Except as set forth in Section 4.1(d)(ii) and Section 4.1(d)(iii), until the earlier of (x) the third (3rd) anniversary of the Closing Date and (y) such time as Amneal Group beneficially owns shares of Company Common Stock representing less than twenty percent (20%) of the outstanding shares of Company Common Stock, Amneal Group shall not, without the prior written consent of the Conflicts Committee, directly or indirectly, alone or in concert with any other Person (including assisting or forming a group within the meaning of Section 13(d)(3) of the Exchange Act or participating with or knowingly encouraging other persons to form such a group), in any manner:

(A) acquire or publicly offer or publicly propose to effect, or publicly announce any intention to effect any acquisition of beneficial ownership of Company Common Stock (including in derivative form) or any tender or exchange offer, merger, consolidation, business combination or other similar transaction involving the Company or any of its Subsidiaries that would result in the acquisition of beneficial ownership of Company Common Stock (including in derivative form);

(B) publicly seek a change in the composition or size of the Company Board, except in furtherance of the provisions of this Agreement;

(C) deposit any Company Common Stock (other than in connection with Transfers to Affiliates) into a voting trust or subject any Company Common Stock to any proxy, arrangement or agreement with respect to the voting of such securities or other agreement having a similar effect, in any such case which conflicts with Amneal Group’s obligations under Section 3.6;

(D) publicly initiate, publicly propose or publicly announce any intention to participate in any “solicitation” of “proxies” to vote (as such terms are defined in Regulation 14A under the Exchange Act) with respect to the election of the Non-Amneal Directors or the removal of any Non-Amneal Director or publicly become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to the election of the Non-Amneal Directors or the removal of any Non-Amneal Director; or

(E) call for, or initiate, propose or requisition a call for, any general or special meeting of the Company’s stockholders in furtherance of the actions described in subclause (D).

(ii) Notwithstanding the foregoing Section 4.1(d)(i),

(A) if at any time the Amneal Group Representative loses the right to designate one or more Amneal Designees pursuant to Article III as a result of issuances of Company Securities by the Company, Amneal Group shall be permitted to acquire up to the number of shares of Company Common Stock that is the number of shares of Company Common Stock required to cause the Amneal Group Representative to regain the right to designate such number of Amneal Designee(s) that the Amneal Group Representative was entitled to designate as of immediately prior to such issuance, plus one percent (1%) of the outstanding shares of Company Common Stock; and

(B) if at any time the Amneal Group Representative loses the right to designate one or more Amneal Designees pursuant to Article III as a result of Transfers by any Amneal Group Member of beneficial ownership of shares of Company Common Stock, the other Amneal Group Members shall be permitted to acquire collectively up to the number of shares of Company Common Stock that is the number of shares of Company Common Stock required to cause the Amneal Group Representative to regain the right to designate such number of Amneal Designee(s) that the Amneal Group Representative was entitled to designate as of immediately prior to such Transfer, plus one percent (1%) of the outstanding shares of Company Capital Stock.

(iii) The foregoing Section 4.1(d)(i) shall not prohibit:

(A) Amneal Group from acquiring Company Common Stock by way of stock splits or stock dividends paid by the Company to all holders of Company Common Stock on a pro rata basis;

(B) acquisitions of Company Common Stock by Affiliates of Amneal Group pursuant to Transfers permitted by Section 4.1(c);

(C) acquisitions of Company Common Stock pursuant to Section 4.3; or

(D) Amneal Group from acquiring Company Common Stock pursuant to and in accordance with the terms of the Amneal Pharmaceuticals LLC Agreement.

(e) Legend. Any stock certificates representing the Company Common Stock held by Amneal Group Members shall include a legend referencing the transfer restrictions set forth herein and in the Company’s Charter.

(f) Buyout Transaction. Any proposal by any Amneal Group Member to acquire in a transaction or series of related transactions reasonably expected to result in the acquisition of all of the Company Common Stock held by Other Stockholders must be subject to (i) the review, evaluation and prior written consent of the Conflicts Committee and (ii) for so long as Amneal Group beneficially owns more than thirty seven and one half percent (37.5%) of the outstanding shares of Company Common Stock, a non-waivable condition that a majority of the voting power of the outstanding shares of Company Common Stock held by Other Stockholders approve the transaction (or equivalent tender offer condition).

4.2 Related Party Transactions.

(a) All proposed Related Party Transactions contemplated by the Transaction Documents between the Company and any Amneal Group Member have been approved by the Company Board in connection with its approval of this Agreement. Any material amendments to or material modifications or terminations of or material waivers, consents or elections under any Related Party Transactions contemplated by the Transaction Documents shall require the prior written consent of the Conflicts Committee if such Related Party Transactions (absent the application of the immediately preceding sentence) would require the prior written consent of the Conflicts Committee under the Conflicts Committee Charter. The prior written consent of the Conflicts Committee shall be required with respect to (i) any material amendments or modifications or terminations of any of the Transaction Documents (including, for the avoidance of doubt, the schedules thereto) and (ii) any material waivers, consents (other than any consents of the managing member of Amneal Pharmaceuticals LLC contemplated by the Amneal Pharmaceuticals LLC Agreement where no Amneal Group Member is a counterparty to or beneficiary of the matter in question and such matter would not otherwise require the prior written consent of the Conflicts Committee under this Section 4.2(a)) or elections of the Company’s or Amneal Pharmaceuticals LLC’s rights under any of the Transaction Documents (including, for the avoidance of doubt, the schedules thereto).

(b) All Related Party Transactions that are not contemplated by the Transaction Documents shall require the prior written consent of the Conflicts Committee if such Related Party Transactions would require the prior written consent of the Conflicts Committee under the Conflicts Committee Charter.

4.3 Participation Rights.

(a) To the extent permitted under NYSE rules, the Company hereby grants to Amneal Group the right to purchase the Pro Rata Portion of any Company Securities (other than any Excluded Securities) that the Company may from time to time propose to issue or sell to any Person, which right shall be exercisable by the Amneal Group Representative on behalf of Amneal Group. For purposes of this Section 4.3, “Excluded Securities” means Company Securities issued in connection with: (i) a grant to any existing or prospective consultants, employees, officers or directors pursuant to any stock option, restricted stock award, restricted stock unit, performance share, employee stock purchase or similar equity-based plans or other compensation agreement or arrangement; (ii) any acquisition by the Company of the stock, assets, properties or business of any Person; (iii) a stock split, stock dividend or any similar recapitalization affecting the number of outstanding shares of stock or securities; (iv) any issuance of shares of Class A Common Stock or Class B-1 Common Stock upon a Redemption (as defined in the Amneal Pharmaceuticals LLC Agreement) of Amneal Units held by any Amneal Group Member or (v) any issuance of warrants or other similar rights to purchase Company Common Stock to lenders or other institutional investors in any arm’s length transaction providing debt financing to the Company or any of its Subsidiaries. For the avoidance of doubt, to the extent stockholder approval is required under the NYSE rules for the issuance or sale of Company Securities as provided in this Section 4.3, (x) the Company may issue or sell Company Securities to such other Persons prior to obtaining such stockholder approval in accordance with Section 4.3(d) (to the extent no stockholder approval is required for the issuance or sale of Company Securities to such other Persons), and (y) the Company shall use its reasonable best efforts to obtain such approval, and after receipt of such approval the Company shall issue or sell the Company Securities (if any) that any Amneal Group Member has irrevocably elected to purchase to such Amneal Group Member, on the terms set forth in the relevant Issuance Notice.

(b) The Company shall give written notice (an “Issuance Notice”) of any proposed issuance or sale described in Section 4.3(a) to Amneal Group within five (5) Business Days following any meeting of the Company Board at which any such issuance or sale is approved or, if the approval of the Company Board is not required in connection with such issuance or sale, no less than ten (10) Business Days prior to the date of the proposed issuance or sale. The Issuance Notice shall, if applicable, be accompanied by a written offer from any prospective purchaser seeking to purchase Company Securities and shall set forth the material terms and conditions of the proposed issuance, including:

(i) the number and class of the Company Securities to be issued and the percentage of the outstanding shares of capital stock of the Company such issuance would represent;

(ii) the proposed issuance date, which shall be at least ten (10) Business Days from the date of the Issuance Notice; and

(iii) the proposed purchase price per Company Security.

(c) Amneal Group shall for a period of ten (10) Business Days following the receipt of an Issuance Notice have the right to elect irrevocably to purchase the Pro Rata Portion of the Company Securities at the purchase price set forth in the Issuance Notice by delivering a written notice to the Company, which right shall be exercisable on behalf of Amneal Group by the Amneal Group Representative. If, at the termination of such ten (10) Business Day period, the Amneal Group Representative shall have failed to deliver such notice to the Company, Amneal Group shall be deemed to have waived all of its rights under this Section 4.3 with respect to the purchase of such Company Securities. The closing of any purchase by the Amneal Group Representative shall be consummated concurrently with the consummation of the issuance or sale described in the Issuance Notice; provided, however, that the closing of any purchase by the Amneal Group Representative may be extended beyond the closing of the transaction in the Issuance Notice to the extent necessary to obtain any required approval or consent of a Governmental Entity or any other third party (and the Company and Amneal Group shall use their respective reasonable best efforts to obtain such approvals).

(d) Upon the expiration of the ten (10) Business Day period described in Section 4.3(c), the Company shall be free to sell such Company Securities that the Amneal Group Representative has not elected irrevocably to purchase on terms and conditions no more favorable to the purchasers thereof than those offered to Amneal Group in the Issuance Notice delivered in accordance with
Section 4.3(b).

ARTICLE V

REGISTRATION RIGHTS

5.1 Shelf Registration Statement. Prior to the Closing, the Amneal Group Representative and Impax shall jointly prepare, and Impax shall cause the Company to file with the SEC (no later than five (5) Business Days following the later of (i) the date on which the Registration Statement on Form S-4, to be jointly prepared by Amneal and Impax and filed by the Company in accordance with Section 6.01 of the Transaction Agreement (the “Form S-4 Registration Statement”), is declared effective by the SEC and (ii) the date that Impax has received all information reasonably required from Amneal Group for inclusion in the Shelf Registration Statement, to the extent such information was not previously included in the Form S-4 Registration Statement) a “shelf” registration statement on Form S-1 with the SEC with respect to resales of all Registrable Shares to be held by Amneal Group following the Closing in accordance with Rule 415 (together with any additional registration statements filed to register any Registrable Shares, the “Shelf Registration Statement”). Prior to the Closing, Impax shall use its reasonable best efforts to cause the Company to, and following the Closing the Company shall, use its reasonable best efforts to (i) cause the Shelf Registration Statement on Form S-1 filed pursuant to this Section 5.1 to be declared effective under the Securities Act as promptly as reasonably possible after filing with the SEC and (ii) maintain the effectiveness of (and availability for use of) such Shelf Registration Statement on Form S-1 (including by, without limitation, filing any post-effective amendments thereto or prospectus supplements in respect thereof) until a Shelf Registration Statement on Form S-3 has been declared effective pursuant to the below. Upon becoming eligible to use Form S-3, the Company shall promptly file a Shelf Registration Statement on Form S-3, which may be in the form of a post-effective amendment to the Shelf Registration Statement on Form S-1, covering all of the then Registrable Shares and will maintain the effectiveness of the Shelf Registration Statement on Form S-3 (or such comparable or successor form) then in effect until such time as there are no Registrable Shares. Notwithstanding the foregoing provisions of this Section 5.1, if the SEC prevents the Company from including on a registration statement any or all of the Registrable Shares to be registered pursuant to this Section 5.1 due to limitations on the use of Rule 415 of the Securities Act for the resale of Registrable Shares by Amneal Group (a “Rule 415 Limitation”), such registration statement shall register the resale of a number of Registrable Shares which is equal to the maximum number of shares as is permitted by the SEC, and the Company shall use its reasonable best efforts to register all such remaining Registrable Shares for resale as promptly as reasonably practicable in accordance with the applicable rules, regulations and guidance of the SEC. In such event, the number of Registrable Shares to be registered for each Amneal Group Member in such registration statement shall be reduced pro rata (i) first, among all Amneal Group Members and (ii) second, among purchasers of Company Common Stock in any Company-Assisted PIPE Transaction, in each case based on the proportion that the number of Registrable Shares held by such Amneal Group Member or shares held by such purchasers pursuant to such registration statement bears to the total number of Registrable Shares or shares held by such purchasers, as applicable, to be registered pursuant to such registration statement.

5.2 Blackout Periods. Notwithstanding anything in Section 5.1 to the contrary, the Company shall be entitled to postpone and delay the filing or effectiveness (but not the preparation) of any registration statement or the offer or sale of any Registrable Shares thereunder (i) for reasonable periods of time in advance of the release of the Company’s quarterly and annual financial results and (ii) for reasonable periods of time, not in excess of an aggregate of sixty (60) calendar days in any twelve (12)-month period and in no event more than two times in any twelve (12)-month period (any such postponement and delay permitted by this Section 5.2 being, a “Blackout Period”), if (A) the Conflicts Committee determines in its good faith judgment that any such filing or effectiveness of a registration statement or the offering or sale of any Registrable Shares thereunder would (1) materially impede, materially delay or otherwise materially interfere with any pending or proposed material acquisition, disposition, corporate reorganization or other similar material transaction involving the Company as to which the Company has taken substantial steps and is proceeding with reasonable diligence to effect, (2) materially adversely affect any registered underwritten public offering of the Company’s securities for the Company’s account as to which the Company has taken substantial steps (including, but not limited to, selecting a managing underwriter for such offering) and is proceeding with reasonable diligence to effect such offering, or (3) require disclosure of material non-public information which, in the reasonable discretion of the Board, acting in good faith, would have a material adverse effect on the business, operations or management of the Company or any of its Affiliates if disclosed at such time or (B) the Conflicts Committee determines in its good faith judgment that it is necessary to amend or supplement the affected registration statement or the related prospectus so that such registration statement or prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Company shall give written notice to each Amneal Group Member that holds Registrable Shares of its determination to postpone or delay the filing of such registration statement or other imposition of a Blackout Period and a general statement of the reason for such deferral and an approximation of the anticipated delay; provided, further, that in the event that the Company proposes to register shares of Class A Common Stock (other than in connection with a registered underwritten public offering of the Company’s securities for the Company’s account) during a Blackout Period, the Company shall not pursuant to this Section 5.2 be entitled to postpone or delay the filing or effectiveness of any registration statement or the offer or sale of any Registrable Shares during such Blackout Period. Upon notice by the Company to Amneal Group of any such determination, each Amneal Group Member shall, except as required by applicable Law, keep the fact of any such notice strictly confidential, and during any Blackout Period, promptly halt any offer, sale, trading or transfer by it of any shares of Class A Common Stock pursuant to the registration statement for the duration of the Blackout Period set forth in such notice (or until such Blackout Period shall be earlier terminated in writing by the Company) and promptly halt any use, publication, dissemination or distribution of any prospectus or prospectus supplement covering such Registrable Shares for the duration of the Blackout Period set forth in such notice (or until such Blackout Period shall be earlier terminated in writing by the Company) and, if so directed by the Company, shall deliver to the Company any copies then in its possession of any such prospectus or prospectus supplement. A deferral of the filing or effectiveness of a registration statement or other imposition of a Blackout Period pursuant to this Section 5.2 shall be lifted as soon as practicable (and in no event later than the 46th calendar day in any 12-month period), and the Company shall promptly (and in any event within five (5) Business Days) notify each Amneal Group Member, upon the circumstances giving rise to such Blackout Period no longer being present.

5.3 Demand Underwritten Offerings.

(a) In the period following the expiration of the Lockup Period during which a Shelf Registration Statement covering the Registrable Shares is effective, if any Amneal Group Member (the “Participating Amneal Members”) delivers notice to the Company (such notice to be delivered no less than ten (10) Business Days prior to the date the underwriting agreement for any underwriting pursuant to this Section 5.3 is expected to be executed) stating that it intends to effect an underwritten public offering of all or part of its Registrable Shares included on the Shelf Registration Statement (a “Demand Underwritten Offering”), the Company shall use its reasonable best efforts to amend or supplement the Shelf Registration Statement or related prospectus as may be necessary in order to enable such Registrable Shares to be distributed pursuant to the underwritten offering. Amneal Group shall only be entitled to offer and sell its Registrable Shares pursuant to a Demand Underwritten Offering if the aggregate amount of Registrable Shares to be offered and sold in such offering by the Participating Amneal Members are reasonably expected to result in aggregate gross proceeds (based on the current market price of the number of Registrable Shares to be sold) of not less than $75 million.

(b) Notwithstanding anything set forth herein to the contrary, following the Closing, (i) no Demand Underwritten Offering may be requested prior to the expiration of the Lockup Period, (ii) the Company may delay the commencement of any Demand Underwritten Offering for the same reasons as the Company may institute a Blackout Period prior to the commencement of any marketing efforts or “road shows” by the Company or the underwriters in connection with such Demand Underwritten Offering, and (iii) Amneal Group, collectively, shall have the right to request no more than an aggregate of two (2) Demand Underwritten Offerings or Company-Assisted PIPE Transactions in any twelve (12)-month period (other than the first Company-Assisted PIPE Transaction in any such twelve (12)-month period). Any request for a Demand Underwritten Offering under this Section 5.3 may be revoked or withdrawn upon written notice by the Participating Amneal Members to the Company; provided, that any such Demand Underwritten Offering withdrawn or not consummated for any reason shall be counted toward the total of two (2) Demand Underwritten Offerings or Company-Assisted PIPE Transactions permitted to be requested in any twelve (12)-month period; provided, however, that no revoked or withdrawn Demand Underwritten Offering or Company-Assisted PIPE Transaction shall be counted for determining the number of Demand Underwritten Offerings or Company-Assisted PIPE Transactions requested in any twelve (12)-month period if (1) Amneal Group reimburses the Company for all of its out-of-pocket costs and expenses incurred in connection with any such revoked or withdrawn Demand Underwritten Offering or Company-Assisted PIPE Transaction incurred through the date of such revocation or withdrawal and (2) such revocation or withdrawal shall have been made prior to the commencement of any marketing efforts or “road shows” by the Company or the underwriters in connection with such Demand Underwritten Offering or Company-Assisted PIPE Transaction; provided, further, that the Participating Amneal Members shall be entitled, at any time after receiving notice of the imposition of any Blackout Period by the Company, to withdraw a request for a Demand Underwritten Offering or Company-Assisted PIPE Transaction and, if such request is withdrawn, such Demand Underwritten Offering or Company-Assisted PIPE Transaction shall not count toward the total of two (2) Demand Underwritten Offerings or Company-Assisted PIPE Transactions permitted to be requested in any twelve (12)-month period.

(c) In connection with any Demand Underwritten Offering or Company-Assisted PIPE Transaction, the managing underwriter or placement agent (if any) for such offering shall be selected by the Participating Amneal Members, subject to the prior approval of the Company (which approval shall not be unreasonably withheld, conditioned or delayed).

(d) The Company may include Company Common Stock other than Registrable Shares in a Demand Underwritten Offering for any accounts on the terms provided below. If the managing underwriter of any proposed Demand Underwritten Offering informs the Company and the Participating Amneal Members that, in its or their opinion, the number of Registrable Shares which such Participating Amneal Members and any other Persons intend to include in such offering exceeds the number which can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the Registrable Shares offered, then the Registrable Shares to be included in such underwritten offering shall be (i) first, if requested by the Company on behalf of TPG, the number of shares of Company Common Stock TPG proposes to sell equal to at least the lesser of (A) 50% of the dollar value of the shares of Company Common Stock to be sold in the Demand Underwritten Offering or (B) $150,000,000 of shares of Company Common Stock, (ii) second, and only if all the shares referred to in clause (i) have been included, the number of shares of Registrable Shares that the Participating Amneal Members propose to sell, with such number to be allocated pro rata (provided, that any securities thereby allocated to a Participating Amneal Member that exceed such a Participating Amneal Member’s request shall be reallocated among the remaining requesting a Participating Amneal Members in like manner) and (iii) third, and only if all the shares referred to in clause (ii) have been included, the number of shares of Company Common Stock proposed to be included therein by any other Persons (including Company Common Stock to be sold for the account of the Company) allocated among such Persons in such manner as the Company may determine.

(e) Amneal Group may request in writing that the Company provide assistance in connection with any PIPE Transaction proposed by Amneal Group (a “Company-Assisted PIPE Transaction”). Subject to the limitations on the number of Company-Assisted PIPE Transactions in Section 5.3(b), the Company shall cause its management to support the marketing of the Company Securities included in the Company-Assisted PIPE Transaction and make themselves reasonably available for assistance in the selling effort for such Company-Assisted PIPE Transaction, including, but not limited to, the participation of such members of the Company’s management in road show presentations and the execution of customary stock purchase agreements, engagement letters or ancillary documentation in connection therewith and making customary representations and warranties and covenants and delivering or causing the delivery thereunder of customary deliveries for the subject company in such transaction.

(f) Nothing in this Article V shall affect, supersede or otherwise modify any of the restrictions on Transfer set forth in Article IV or any other provision of this Agreement.

5.4 Piggyback Registration.

(a) Whenever the Company proposes to publicly sell or register for sale any of its securities in an underwritten offering pursuant to a registration statement (a “Piggyback Registration Statement”) under the Securities Act (other than a registration statement on Form S-8 or on Form S-4 or any similar successor forms thereto) (a “Piggyback Registration”), the Company shall give prompt written notice to Amneal Group of its intention to effect such sale or registration (the “Piggyback Registration Notice”) and, subject to Section 5.4(b), shall include in such transaction all Registrable Securities with respect to which the Company has received a written request from any Amneal Group Member for inclusion therein within fifteen (15) days after the receipt of the Company’s notice. The Company may postpone or withdraw the filing or the effectiveness of a Piggyback Registration at any time in its sole discretion, without prejudice to any Amneal Group Member’s right to immediately request a Demand Underwritten Offering hereunder.

(b) If the managing underwriter or underwriters of any proposed underwritten offering of Registrable Shares included in a Piggyback Registration informs the Company and the Amneal Group Members that have requested to participate in such offering that, in its or their opinion, the number of Registrable Shares which such Amneal Group Members and any other Persons intend to include in such offering exceeds the number which can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the Registrable Shares offered, then the Registrable Shares to be included in such underwritten offering shall be (i) first, if requested by the Company on behalf of TPG, the number of shares of Company Common Stock TPG proposes to sell equal to at least the lesser of (A) 50% of the dollar value of the shares of Company Common Stock to be sold in the Demand Underwritten Offering or $150,000,000 of shares of Company Common Stock, (ii) second, and only if all the shares referred to in clause (i) have been included, the shares of Class A Common Stock that the Company proposes to sell, (iii) third, and only if all the shares referred to in clause (ii) have been included, the number of Registrable Shares that, in the opinion of such managing underwriter or underwriters, can be sold without having such adverse effect, with such number to be allocated pro rata (A) first, among purchasers of Company Common Stock in any Company-Assisted PIPE Transaction and (B) second, among the Amneal Group Members, in each of (A) and (B), that have requested to participate in such offering based on the relative number of Registrable Shares then held by each such holder (provided, that any securities thereby allocated to an Amneal Group Member that exceed such Amneal Group Member’s request shall be reallocated among the remaining requesting Amneal Group Members in like manner) and (iv) fourth, and only if all of the Registrable Shares referred to in clause (iii) have been included in such Registration, any other securities eligible for inclusion in such offering.

(c) No registration of Registrable Shares effected pursuant to a request under this Section 5.4 shall be deemed to have been effected pursuant to Section 5.3 or shall relieve the Company of its obligations under Sections 5.1 through 5.3.

5.5 Registration Procedures.

(a) In connection with each registration statement prepared pursuant to this Article V pursuant to which Registrable Shares will be offered and sold, and in accordance with the intended method or methods of distribution of the Registrable Shares as described in such registration statement, the Company shall as expeditiously as reasonably possible:

(i) prepare and file with the SEC such registration statement on an appropriate registration form of the SEC and use reasonable best efforts to cause such registration statement to become effective under the Securities Act as promptly as reasonably practicable after the filing thereof, which registration statement shall comply as to form in all materials respects with the requirements of the applicable form and include all financial statements required by such form to be filed therewith; provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall furnish to one counsel selected by Amneal Group (which such counsel shall be confirmed to the Company in writing (the “Counsel”)) draft copies of all such documents proposed to be filed (other than any portion of any thereof which contains information for which the Company has sought confidential treatment) as far in advance as reasonably practicable prior to filing (and in any event at least five (5) Business Days prior to such filing or such shorter time period as may be agreed by the Amneal Group and the Company), which documents will be subject to the reasonable review and (except for exhibits) comment of the Amneal Group and the Counsel and the underwriters in connection with any underwritten offering, and the Company shall not file any amendment or supplement to the Form S-4 Registration Statement or the Shelf Registration Statement to which the Amneal Group or any such underwriters shall reasonably object;

(ii) furnish without charge to each Amneal Group Member and the underwriters, if any, at least one conformed copy of the registration statement and each post-effective amendment or supplement thereto (including all schedules and exhibits but excluding all documents incorporated or deemed incorporated therein by reference, unless requested in writing by any Amneal Group Member or an underwriter, except to the extent such exhibits and schedules are currently available via EDGAR and other than any portion of any thereof which contains information for which the Company has sought confidential treatment) and such number of copies of the registration statement and each amendment or supplement thereto (excluding exhibits and schedules) and the summary, preliminary, final, amended or supplemented prospectuses included in such registration statement as each Amneal Group Member or such underwriter may reasonably request in order to facilitate the public sale or other disposition of the Registrable Shares being sold by such Amneal Group Member (the Company hereby consents to the use in accordance with the U.S. securities laws of such registration statement (or post-effective amendment thereto) and each such prospectus (or preliminary prospectus or supplement thereto) by such Amneal Group Member and the underwriters, if any, in connection with the offering and sale of the Registrable Shares covered by such registration statement or prospectus);

(iii) keep such registration statement effective and updated (including the filing of a new registration statement upon the expiration of a prior one) with respect to the disposition of all Registrable Securities subject thereto until the date on which there are no Registrable Shares (the “Effective Period”), and prepare and file with the SEC such amendments, post-effective amendments and supplements to the registration statement and the prospectus as may be necessary to maintain the effectiveness of the registration for the Effective Period) and cause the prospectus (and any amendments or supplements thereto) to be filed with the SEC;

(iv) use its reasonable best efforts to register or qualify the Registrable Shares covered by such registration statement under such other securities or “blue sky” laws of such jurisdictions in the United States as are reasonably necessary, keep such registrations or qualifications in effect for so long as the registration statement remains in effect, and do any and all other acts and things which may be reasonably necessary to enable an Amneal Group Member or any underwriter to consummate the disposition of the Registrable Shares in such jurisdictions; provided, however, that in no event shall the Company be required to (A) qualify to do business as a foreign corporation in any jurisdiction where it would not, but for the requirements of this clause (iv), be required to be so qualified, (B) execute or file any general consent to service of process under the laws of any jurisdiction, (C) take any action that would subject it to service of process in suits other than those arising out of the offer and sale of the securities covered by the registration statement, or (D) subject itself to taxation in any jurisdiction where it would not otherwise be obligated to do so, but for this clause (iv);

(v) use its reasonable best efforts to cause all Registrable Shares covered by such registration statement to be listed (after notice of issuance) on the NYSE or on the principal securities exchange or interdealer quotation system on which Class A Common Stock is then listed or quoted;

(vi) promptly notify Amneal Group and the managing underwriter or underwriters in connection with any underwritten offering after becoming aware thereof, (A) when the registration statement or any related prospectus or any amendment or supplement thereto has been filed, and, with respect to the registration statement or any post-effective amendment, when the same has become effective, (B) of any request by the SEC or any U.S. state securities authority for amendments or supplements to the registration statement or the related prospectus or for additional information, (C) of the issuance by the SEC of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings for that purpose, (D) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Shares for sale in any jurisdiction or the initiation of any proceeding for such purpose, or (E) within the Effective Period of the happening of any event or the existence of any fact which makes any statement in the registration statement or any post-effective amendment thereto, prospectus or any amendment or supplement thereto, or any document incorporated therein by reference untrue in any material respect or which requires the making of any changes in the registration statement or post-effective amendment thereto or any prospectus or amendment or supplement thereto so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(vii) during the Effective Period, use its reasonable best efforts to obtain the withdrawal of any order enjoining or suspending the use or effectiveness of the registration statement or any post-effective amendment thereto or the lifting of any suspension of the qualification of any of the Registrable Shares for sale in any jurisdiction;

(viii) deliver to Amneal Group and the managing underwriters in connection with any underwritten offering copies of all correspondence between the SEC and the Company, its counsel or auditors and all memoranda relating to discussions with the SEC or its staff with respect to the registration statement (except to the extent such correspondence is currently available via EDGAR or relates to information subject to a confidential treatment request); provided that any such investigation shall not interfere unreasonably with the Company’s business;

(ix) provide and cause to be maintained a transfer agent and registrar for all Registrable Shares covered by such registration statement not later than the effective date of such registration statement;

(x) cooperate with Amneal Group and the managing underwriter or underwriters in connection with any underwritten offering to facilitate the timely preparation and delivery of certificates representing the Registrable Shares to be sold under the registration statement in a form eligible for deposit with the Depository Trust Corporation not bearing any restrictive legends (other than as required by the Depository Trust Corporation) and not subject to any stop transfer order with any transfer agent, and cause such Registrable Shares to be issued in such denominations and registered in such names as the managing underwriters in connection with any underwritten offering may request in writing or, if not an underwritten offering, in accordance with the instructions of the relevant Amneal Group Members, in each case at least two (2) Business Days prior to any sale of Registrable Shares;

(xi) in the case of a firm commitment underwritten offering, enter into, concurrently with the relevant Amneal Group Members, an underwriting agreement customary in form and substance (taking into account the Company’s prior underwriting agreements) for a firm commitment underwritten secondary offerings of the nature contemplated by the applicable registration statement;

(xii) obtain an opinion from the Company’s counsel and a “cold comfort” letter from the Company’s independent public accountants (and, if necessary, any other independent certified public accountants of any Subsidiary of the Company or of any business acquired by the Company for which financial statements and financial data is, or is required to be, included in the registration statement) in customary form and covering such matters as are customarily covered by such opinions and “cold comfort” letters in connection with an offering of the nature contemplated by the applicable registration statement;

(xiii) provide to the Counsel and to the managing underwriters in connection with any underwritten offering and no later than the time of filing of any document which is to be incorporated by reference into the registration statement or prospectus (after the initial filing of such registration statement), copies of any such document;

(xiv) cause its management to use commercially reasonable efforts to support the marketing of the Registrable Shares covered by a Demand Underwritten Offering or Company-Assisted PIPE Transaction and make themselves reasonably available for assistance in the selling effort covered by such transactions, including, but not limited to, the participation of such members of the Company’s management in road show presentations; and

(xv) otherwise comply with all applicable rules and regulations of the SEC and any applicable national securities exchange.

(b) In the event that the Company would be required, pursuant to Section 5.5(a)(vi)(E) to notify Amneal Group or the managing underwriter or underwriters in connection with any underwritten offering of the occurrence of any event specified therein, the Company shall, subject to Section 5.5(c), as promptly as practicable, prepare and furnish to Amneal Group and to each such underwriter a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to purchasers of Registrable Shares that have been registered pursuant to this Agreement, such prospectus shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each Amneal Group Member agrees that, upon receipt of any notice from the Company pursuant to Section 5.5(a)(vi)(C), Section 5.5(a)(vi)(D) or Section 5.5(a)(vi)(E) hereof, it shall, and shall use all reasonable best efforts to cause any sales or placement agent or agents for the Registrable Shares and the underwriters, if any, to, forthwith discontinue disposition of the Registrable Shares until such Person shall have received notice from the Company that such offers and sales of the Registrable Shares may be resumed and, if applicable, such Person shall have received copies of such amended or supplemented prospectus and, if so directed by the Company, to destroy all copies, other than permanent file copies, then in its possession of the prospectus (prior to such amendment or supplement) covering such Registrable Shares as soon as practicable after the Amneal Groups Members’ receipt of such notice.

(c) In the case of any Demand Underwritten Offering or Piggyback Registration, all Registrable Shares to be included in such offering or registration, as the case may be, shall be subject to the applicable underwriting agreement and no Amneal Group Member may participate in such offering or registration unless such Amneal Group Member agrees to sell such Amneal Group Member’s securities on the basis provided therein and completes and executes all questionnaires, indemnities, underwriting agreements and other documents which must be executed in connection therewith, and provides such other information to the Company or the underwriter as may be reasonably requested to offer or register such Person’s Registrable Shares.

5.6 Obligations of Amneal Group.

(a) Amneal Group Information. Each Amneal Group Member shall furnish to the Company in writing such information (“Required Amneal Group Member Information”) regarding the Amneal Group Member, the Registrable Shares held by it and its intended method of distribution of the Registrable Shares as the Company may from time to time reasonably request in writing, and shall execute such documents in connection with such registration as may reasonably be required to effect the registration, in order for the Company to comply with its obligations under all applicable securities and other laws and to ensure that the prospectus relating to such Registrable Shares, or any amendment or supplement to a registration statement or prospectus, conforms to the applicable requirements of the Securities Act and the rules and regulations thereunder. If an Amneal Group Member fails to provide the requested information or execute such documents in connection with such registration as may reasonably be required to effect the registration within five (5) Business Days of the receipt by the Amneal Group Member of such request, the Company shall be entitled to refuse to register such Amneal Group Member’s Registrable Shares in the applicable registration statement. Each Amneal Group Member shall notify the Company as promptly as practicable of any inaccuracy or change in any Required Amneal Group

Member Information previously furnished by such Amneal Group Member to the Company or of the occurrence of any event, in either case as a result of which any prospectus relating to the Registrable Shares contains or would contain an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in connection with any registration, and promptly furnish to the Company any additional information required to correct and update such previously furnished Amneal Group Member Information or required so that such prospectus shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Filing Cooperation. Each Amneal Group Member agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any registration statement in which any Registrable Shares held by such Amneal Group Member are being included.

(c) Holdback.

(i) The Company shall not effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the ten days prior to and during the 90-day period beginning on the pricing date in connection with any Demand Underwritten Offering or a Piggyback Registration, except pursuant to any registrations on Form S-4 or Form S-8 or any successor form or unless the underwriters managing any such public offering otherwise agree.

(ii) If requested by the managing underwriter(s) for an underwritten offering (primary or secondary) of any equity securities (or securities convertible into or exchangeable or exercisable for equity securities) of the Company, each Amneal Group Member hereby agrees not to effect any Transfer of any Class A Common Stock (or securities convertible into or exchangeable or exercisable for Class A Common Stock), including any sale pursuant to Rule 144 under the Securities Act, and not to effect any Transfer of any other equity security of the Company (in each case, other than as part of such underwritten public offering) during the ten (10) days prior to, and during the 90-day period (or such shorter period as the managing underwriter(s) may permit in writing) beginning on, the effective date of the related registration statement (or date of the prospectus supplement if the offering is made pursuant to a “shelf” registration) pursuant to which such underwritten offering shall be made, provided that all of the Company’s executive officers and directors and any other holders of Class A Common Stock who are selling shares of Class A Common Stock in such underwritten offering enter into similar agreements for the same time period and on no less restrictive terms.

5.7 Expenses. Amneal Group shall bear all agent fees and commissions, underwriting discounts and commissions, and fees and disbursements of its counsel (including the Counsel) and its accountants in connection with any registration of any Registrable Shares pursuant to this Article V and any Company-Assisted PIPE Transaction. The Company shall bear all other fees and expenses in connection with any registration statement prepared, filed or caused to become effective pursuant to this Article V, including all registration and filing fees, all printing costs and all fees and expenses of counsel and accountants for the Company and its Subsidiaries.

5.8 Indemnification; Contribution.

(a) In the event any Registrable Shares are included in a registration statement contemplated by this Agreement, the Company shall, and it hereby agrees to, indemnify and hold harmless, or cause to be indemnified and held harmless, each Amneal Group Member and its respective officers, directors, employees and controlling Persons, if any, in any offering or sale of the Registrable Shares, against any losses, claims, damages or liabilities in respect thereof and expenses (including reasonable fees of counsel) (collectively, “Claims”), to which each such indemnified party may become subject, insofar as such Claims (including any amounts paid in settlement effected with the consent of the Company as provided herein), or actions or proceedings in respect thereof, arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement, or any preliminary or final prospectus contained therein, or any amendment or supplement thereto, or any document incorporated by reference therein, or arise out of or are based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and the Company shall, and it hereby agrees to, reimburse, upon request, each such Amneal Group Member for any legal or other out-of-pocket expenses reasonably incurred and documented by them in connection with investigating or defending any such Claims; provided, however, that the Company shall not be liable to any Amneal Group Member (or its officers, directors, employee and controlling Persons, if any) in any such case to the extent that any such Claims arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, or preliminary or final prospectus, or amendment or supplement thereto, in reliance upon and in conformity with the Required Amneal Group Member Information furnished to the Company in writing by such Amneal Group Member or on behalf of such Amneal Group Member by any Representative of the Amneal Group Member, expressly for use therein, that is the subject of the untrue statement or omission.

(b) In the event any Registrable Shares are included in a registration statement contemplated by this Agreement, each Amneal Group Member shall, and hereby agrees to, indemnify and hold harmless the Company and its officers, directors, employees and controlling Persons, if any, in any offering or sale of its Registrable Shares against any Claims to which each such indemnified party may become subject, insofar as such Claims (including any amounts paid in settlement as provided herein), or actions or proceedings in respect thereof, arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement, or any preliminary or final prospectus contained therein, or any amendment or supplement thereto, or any document incorporated by reference therein, or arise out of or are based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and each Amneal Group Member shall, and it hereby agrees to, reimburse the Company for any legal or other out-of-pocket expenses reasonably incurred and documented by the Company in connection with investigating or defending any such Claims, in each case only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with the Required Amneal Group Member Information furnished to the Company in writing by the Amneal Group Member or its Representative expressly for use therein that is the subject of the untrue statement or omission; provided, however, that the liability of each Amneal Group Member hereunder shall be limited to an amount equal to the dollar amount of the net proceeds received by such Amneal Group Member from the sale of Registrable Shares sold by such Amneal Group Member pursuant to such registration statement or prospectus.

(c) Amneal Group and the Company agree that if, for any reason, the indemnification provisions contemplated by Section 5.8(a) or Section 5.8(b) are unavailable to or are insufficient to hold harmless an indemnified party in respect of any Claims referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such Claims in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other hand, with respect to the applicable offering of securities. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or by such indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. If, however, the allocation in the first sentence of this Section 5.8(c) is not permitted by applicable law, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative faults, but also the relative benefits of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The parties hereto agree that it would not be just and equitable if contributions pursuant to this Section 5.8(c) were to be determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the preceding sentences of this Section 5.8(c). The amount paid or payable by an indemnified party as a result of the Claims referred to above shall be deemed to include (subject to the limitations set forth in

Section 5.9) any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action, proceeding or claim. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Notwithstanding the foregoing, no Amneal Group Member shall be liable to contribute any amount in excess of the dollar amount equal to the sum of (i) the net proceeds received by such Amneal Group Member from the sale of Registrable Shares sold by such Amneal Group Member pursuant to such registration statement or prospectus, minus (ii) any amounts paid or payable by such Amneal Group Member pursuant to Section 5.8(b) (except in the case of fraud or willful misconduct).

5.9 Indemnification Procedures.

(a) If an indemnified party shall desire to assert any claim for indemnification provided for under Section 5.8 in respect of, arising out of or involving a Claim against the indemnified party, such indemnified party shall notify the Company or the Amneal Group Member, as the case may be (the “Indemnifying Party”), in writing of such Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Claim), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Claim Notice”) promptly after receipt by such indemnified party of written notice of the Claim; provided, however, that failure to provide a Claim Notice shall not affect the indemnification obligations provided hereunder except to the extent the Indemnifying Party shall have been materially prejudiced as a result of such failure. The indemnified party shall deliver to the Indemnifying Party, promptly after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Claim; provided, however, that failure to provide any such copies shall not affect the indemnification obligations provided hereunder except to the extent the Indemnifying Party shall have been materially prejudiced as a result of such failure.

(b) The Indemnifying Party shall have the right to assume the defense of any Claim for which indemnification is being sought, including the employment of counsel reasonably satisfactory to the indemnified party and the payment of all reasonable fees and expenses incurred in connection with defense thereof. Should the Indemnifying Party so elect to assume the defense of a Claim, the Indemnifying Party will not be liable to the indemnified party for legal expenses subsequently incurred by the indemnified party in connection with the defense thereof, unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; (2) the Indemnifying Party shall have failed promptly to assume the defense of such Claim and to employ counsel reasonably satisfactory to such indemnified party; or (3) such indemnified party shall have been advised by counsel that an actual or potential conflict of interest exists if the same counsel were to represent such indemnified party and the Indemnifying Party or any other indemnified party (in which case, if such indemnified party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Indemnifying Party); provided, that the Indemnifying Party shall not be liable for the fees and expenses of more than one separate firm of attorneys (in addition to not more than one local counsel that may be required in the opinion of such firm) at any time for all indemnified parties hereunder. If the Indemnifying Party assumes such defense, the indemnified party shall have the right to participate in defense thereof and to employ counsel, at its own expense (except as provided in the immediately preceding sentence), separate from the counsel employed by the Indemnifying Party. If the Indemnifying Party chooses to defend any Claim, the indemnified party shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Claim, and the indemnified party shall use reasonable best efforts to make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the Indemnifying Party shall have assumed the defense of a Claim, the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, such Claim without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld or delayed). The Indemnifying Party may pay, settle or compromise a Claim without the written consent of the indemnified party, so long as such settlement includes (i) an unconditional release of the indemnified party from all liability in respect of such Claim, (ii) does not subject the indemnified party to any injunctive relief or other equitable remedy, and (iii) does not include a statement or admission of fault, culpability or failure to act by or on behalf of any indemnified party.

5.10 Rule 144. The Company will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Company is not required to file such reports, will, upon the request of Amneal Group, make publicly available other information) and will take such further action as any Amneal Group Member may reasonably request, all to the extent required from time to time to enable each Amneal Group Member to sell Class A Common Stock without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such rule may be amended from time to time or (ii) any similar rule or regulation hereafter adopted by the SEC. Upon the reasonable request of any Amneal Group Member, the Company will deliver to such parties a written statement as to whether it has complied with such requirements and will, at its expense, forthwith upon the request of any such Amneal Group Member, deliver to such Amneal Group Member a certificate, signed by the Company’s principal financial officer, stating (a) the Company’s name, address and telephone number (including area code), (b) the Company’s Internal Revenue Service identification number, (c) the Company’s SEC file number, (d) the number of shares of each class of capital stock outstanding as shown by the most recent report or statement published by the Company, and (e) whether the Company has filed the reports required to be filed under the Exchange Act for a period of at least ninety (90) days prior to the date of such certificate and in addition has filed the most recent annual report required to be filed thereunder.

5.11 Preservation of Rights. The Company will not (i) grant any registration rights to third parties which are more favorable than or inconsistent with the rights granted hereunder or (ii) enter into any agreement, take any action, or permit any change to occur, with respect to its securities that violates or subordinates the rights expressly granted to Amneal Group in this Agreement. Notwithstanding the foregoing, the Company is hereby expressly permitted to grant the registration rights contemplated by Section  2 of that certain letter agreement, dated as of the date hereof, between the Company and TPG.

5.12 Transfer of Registration Rights. The rights of each Amneal Group Member under this Agreement may be assigned to any direct or indirect transferee of an Amneal Group Member permitted under this Agreement who agrees in writing to be subject to and bound by all the terms and conditions of this Agreement. In furtherance of the foregoing and in lieu of an assignment of rights pursuant to the foregoing sentence, if requested by any Amneal Group Member in connection with any such Transfer by an Amneal Group Member, the Company will enter into one or standalone registration rights agreements for the benefit of such direct or indirect transferee providing for registration rights that are substantially consistent with the rights of such Amneal Group Member under this Agreement.

ARTICLE VI

FINANCIAL AND OTHER INFORMATION

Unless otherwise expressly provided, each of the covenants and agreements in this Article VI shall terminate at the end of the fiscal year of the Company in which the Trigger Date occurs:

6.1 Exchange of Information. Until the end of the fiscal year of the Company in which the Trigger Date occurs, each of the members of Amneal Group and the Company Group, on behalf of itself and the other members of its respective Group, agrees to use commercially reasonable efforts to provide, or cause to be provided, to the other, at any time after the date hereof, as soon as reasonably practicable after written request therefor, any Information in the possession or under the control of such respective Group which the requesting party reasonably needs to comply with reporting, disclosure or filing requirements imposed on the requesting party or a member of its Group (including under applicable securities or Tax Laws) by a Governmental Entity having jurisdiction over the requesting party or such member of its Group; provided, however, that in the event that any Party determines that any such provision of Information could be commercially detrimental, violate any Law or agreement, or waive any attorney-client privilege, the Parties shall take reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence. In connection therewith, each Party shall use its commercially reasonable efforts to respond to reasonable requests from the other Party for information regarding the Information delivered pursuant to this Section 6.1 and, if requested, shall make appropriate personnel available to discuss such Information.

6.2 Ownership of Information. Any Information owned by one Group that is provided to a requesting Party pursuant to Section 6.1 shall be deemed to remain the property of the providing Group. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such Information.

6.3 Compensation for Providing Information. In connection with Information exchanged pursuant to Section 6.1, the Party requesting Information agrees to reimburse the other Party for the reasonable, documented out-of-pocket costs, if any, of creating, gathering and copying such Information or otherwise performing, to the extent that such costs are incurred for the benefit of the requesting Party. Except as may be otherwise specifically provided elsewhere in this Agreement, or in any other agreement between the Parties, such costs shall be computed in accordance with the providing Party’s standard methodology and procedures.

6.4 Record Retention. To facilitate the possible exchange of Information pursuant to this Article VI and other provisions of this Agreement, Amneal Group and the Company agree to use their reasonable best efforts to retain all Information in their respective possession or control in accordance with the policies of Amneal Group as in effect on the date of the Closing, to the extent such policies are communicated in writing to the Company reasonably in advance, or such other policies as may be reasonably adopted by the appropriate Party after the date hereof. Neither Party will destroy, or permit any of its Subsidiaries to destroy, any Information which the other Party may have the right to obtain pursuant to this Agreement prior to the fifth anniversary of the date of the Closing without first using its reasonable best efforts to notify the other Party of the proposed destruction and giving the other Party the opportunity to take possession of such Information prior to such destruction; provided, however, no Party will destroy, or permit any of its Subsidiaries to destroy, any Information required to be retained by applicable Law.

6.5 Production of Witnesses; Records; Cooperation.

(a) Except in the case of an adversarial Action by one Party against another Party, each member of Amneal Group and the Company shall use its reasonable best efforts to make available to each other Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any Action in which the requesting Party may from time to time be involved. The requesting Party shall bear all costs and expenses in connection therewith.

(b) Without limiting the foregoing, Amneal Group and the Company shall cooperate and consult to the extent reasonably necessary with respect to any Actions.

(c) In connection with any matter contemplated by this Section 6.5, Amneal Group and the Company intend to and will maintain any applicable attorney-client privilege, work product doctrine, and other applicable privileges, doctrines, or immunities of any member of any Group.

6.6 Privilege. To the fullest extent permitted by law, the provision of any information pursuant to this Article VI shall not be deemed a waiver of any privilege, including privileges arising under or related to the attorney-client privilege or any other applicable privilege (a “Privilege”). Neither the Company or any member of the Company Group nor any member of Amneal Group will be required to provide any information pursuant to this Article VI if the provision of such information would serve as a waiver of any Privilege afforded such information.

ARTICLE VII

MISCELLANEOUS

7.1 Corporate Power. Each member of Amneal Group represents on behalf of itself and the Company represents on behalf of itself, as follows:

(a) each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby; and

(b) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof.

7.2 Confidentiality.

(a) Company Confidential Information. For a period of four (4) years following the Closing Date, subject to Section 7.2(c) and except as contemplated by this Agreement or any Transaction Document, Amneal Group shall not, and shall cause its Subsidiaries and their respective officers, directors, employees, and other agents and representatives (collectively, “Representatives”), not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person, other than its Representatives or its Affiliates who reasonably need to know such information in providing services to any member of Amneal Group, any Company Confidential Information. If any disclosures are made in connection with providing services to any member of Amneal Group under this Agreement or any Transaction Document, then the Company Confidential Information so disclosed shall be disclosed solely to the extent necessary to perform such services. Amneal Group shall use the same degree of care to prevent and restrain the unauthorized use or disclosure of the Company Confidential Information by any of their Representatives as they currently use for their own confidential information of a like nature, but in no event less than a reasonable standard of care. For purposes of this Section 7.2(a), any Information relating to the business currently or formerly conducted, or proposed to be conducted, by any member of the Company Group furnished to or in the possession of any member of Amneal Group, irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by any member of Amneal Group or their respective officers, directors and Affiliates, that contain or otherwise reflect such Information is hereinafter referred to as “Company Confidential Information.” Company Confidential Information does not include, and there shall be no obligation hereunder with respect to, information that (i) is or becomes generally available to the public, other than as a result of a disclosure by any Amneal Group Member not otherwise permissible hereunder, (ii) Amneal Group can demonstrate was or became available to any Amneal Group Member from a source other than the Company or its Affiliates or (iii) is developed independently by an Amneal Group Member without reference to the Company Confidential Information; provided, however, that, in the case of clause (ii), the source of such information was not known by such member of Amneal Group to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, any member of the Company Group with respect to such information. In the event any Amneal Group Member receives Company Confidential Information after the Trigger Date, Amneal Group shall keep and shall cause its Representatives to keep such Company Confidential Information confidential for the period of one (1) year following the date such Company Confidential Information was disclosed to Amneal Group.

(b) Amneal Confidential Information. For a period of four (4) years following the Closing Date, subject to Section 7.2(c) and except as contemplated by this Agreement or any Transaction Document, the Company shall not, and shall cause its Affiliates and their respective Representatives, not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person, other than its Representatives or its Affiliates who reasonably need to know such information in providing services to the Company or any member of the Company Group, any Amneal Confidential Information. If any disclosures are made in connection with providing services to any member of the Company Group under this Agreement or any Transaction Document, then the Amneal Confidential Information so disclosed shall be disclosed solely to the extent necessary to perform such services. The Company Group shall use the same degree of care to prevent and restrain the unauthorized use or disclosure of the Amneal Confidential Information by any of their Representatives as they currently use for their own confidential information of a like nature, but in no event less than a reasonable standard of care. For purposes of this Section 7.2(b), any Information relating to the businesses currently or formerly conducted, or proposed to be conducted, by Amneal Group or any of their respective Affiliates (other than any member of the Company Group) furnished to or in the possession of any member of the Company Group, irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by the Company, any member of the Company Group or their respective officers, directors and Affiliates, that contain or otherwise reflect such Information is hereinafter referred to as “Amneal Confidential Information.” Amneal Confidential Information does not include, and there shall be no obligation hereunder with respect to, information that (i) is or becomes generally available to the public, other than as a result of a disclosure by any member of the Company Group not otherwise permissible hereunder, (ii) the Company can demonstrate was or became available to any member of the Company Group from a source other than Amneal Group or its Affiliates or (iii) is developed independently by a member of the Company Group without reference to the Amneal Confidential Information; provided, however, that, in the case of clause (ii), the source of such information was not known by a member of the Company Group to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, any member of Amneal Group with respect to such information. In the event any member of the Company Group receives Amneal Confidential Information after the Trigger Date, the Company shall keep and shall cause its Representatives to keep such Amneal Confidential Information confidential for the period of one (1) year following the date such Amneal Confidential Information was disclosed to the Company Group.

(c) If Amneal Group or its Affiliates, on the one hand, or the Company or its Affiliates, on the other hand, are requested or required (by oral question, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) by any Governmental Entity or pursuant to applicable Law or stock exchange requirements to disclose or provide any Company Confidential Information or Amneal Confidential Information, as applicable, the Person receiving such request or demand, or so required by applicable Law or stock exchange requirements, shall, to the extent practicable and legally permissible, promptly provide the other Party with advance written notice of such request, demand or requirement and will reasonably cooperate other Party (at such other Party’s sole expense) with the other Party’s efforts to seek confidential treatment of any Confidential Information to be disclosed and/or to obtain a protective order narrowing the scope of disclosure. Confidential Information that is disclosed pursuant to this Section 7.2(c) will remain otherwise subject to the confidentiality and non-use provisions set forth herein. Subject to the foregoing, the Party that received such request or demand may thereafter disclose or provide any Company Confidential Information or Amneal Confidential Information, as the case may be, only to the extent required by such Law or stock exchange requirement (as so advised by counsel) or by lawful process or such Governmental Entity.

7.3 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any applicable principles of conflict of laws that would cause the Laws of another State to otherwise govern this Agreement. The Parties agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any Party or any of its Affiliates or against any Party or any of its Affiliates) shall be heard and determined exclusively in the Delaware Court of Chancery; provided, that if the Delaware Court of Chancery does not have jurisdiction over such Action, such

Action shall be heard and determined exclusively in the Superior Court of the State of Delaware (Complex Commercial Division); provided, further, that if subject matter jurisdiction over the matter that is the subject of the Action is vested exclusively in the federal courts of the United States of America, such Action shall be heard in the United States District Court for the District of Delaware. Consistent with the preceding sentence, each of the Parties hereby (i) submits to the exclusive jurisdiction of such courts for the purpose of any Action arising out of or relating to this Agreement brought by any Party; (ii) agrees that service of process will be validly effected by sending notice in accordance with Section 7.5; (iii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above named courts; and (iv) agrees not to move to transfer any such Action to a court other than any of the above-named courts.

7.4 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HEREBY (A) CERTIFIED THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.4.

7.5 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given, delivered and/or provided (a) when delivered personally, by facsimile (which is confirmed by a printed confirmation produced by the sending machine) or by e-mail of a .pdf attachment (for which a confirmation email is obtained), or (b) on the next Business Day when dispatched for overnight delivery by Federal Express or a similar courier, in either case, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Amneal Group, to:

Amneal Holdings, LLC

c/o AE Companies, LLC

995 Route 202/206

Bridgewater, NJ 08807

Attention: Chirag Patel

Email: chiragp@aecollc.com

and

Amneal Holdings, LLC

520 Newport Center Drive

Newport Beach, CA 92660

Attention: Edward G. Coss

Email: edc@tarsadia.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

885 3rd Ave

New York, NY 10022

Attention: Charles K. Ruck; R. Scott Shean

Email: charles.ruck@lw.com; scott.shean@lw.com

If to the Company, to:

Amneal Pharmaceuticals, Inc.

400 Crossing Boulevard, Third Floor

Bridgewater, New Jersey 08807

Attn: General Counsel

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: Francis J. Aquila

Email: aquilaf@sullcrom.com

7.6 Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable Law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the Parties shall be construed and enforced accordingly.

7.7 Entire Agreement. This Agreement (including the annexes, exhibits and letters hereto) and the Transaction Documents constitute the entire agreement, and supersede all other prior agreements and understandings (both written and oral), among the Parties with respect to the subject matter hereof and thereof.

7.8 Assignment; No Third-Party Beneficiaries. This Agreement shall not be assigned by any of the Parties without the prior written consent of the other Parties; provided, that notwithstanding the foregoing, each Amneal Group Member shall be entitled to assign such Amneal Group Member’s rights and obligations (i) under this Agreement, collectively, in connection with any Transfer of shares of Company Common Stock permitted under Section 4.1(b)(i)(E), Section 4.1(b)(i)(F) or Section 4.1(c) (in which case such transferee shall, prior to any such Transfer, agree in a writing reasonably acceptable to the Company to be bound by the terms of this Agreement as a party hereto in the position of an Amneal Group Member) or (ii) under Article V (Registration Rights), in connection with any Transfer of Registrable Shares. This Agreement is for the sole benefit of the Parties to this Agreement and the members of their respective Group and their permitted successors and assigns, including any transferee in a Permitted Transfer (as defined in the Amneal Pharmaceuticals LLC Agreement), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person or entity (other than the Conflicts Committee, which is an intended third party beneficiary of the covenants set forth in this Agreement) any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

7.9 Amendment; Waiver. No provision of this Agreement may be amended or modified except by a written instrument signed by all the Parties to such agreement; provided, that any material amendment or modification of this Agreement shall require the prior written consent of the Conflicts Committee. Either Party may, in its sole discretion, waive any and all rights granted to it in this Agreement; provided, that no waiver by any Party of any provision hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving; provided, further, that any waiver of any or all of the Company’s rights granted under this Agreement shall require the prior written consent of the Conflicts Committee. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other subsequent breach.

7.10 Interpretations. When a reference is made in this Agreement to an Article, Section or Schedule, such reference shall be to an Article, Section or Schedule to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Any references in this Agreement to “the date hereof” refers to the date of execution of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to “this Agreement,” “hereof,” “herein,” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement and include any schedules, annexes, exhibits or other attachments to this Agreement. The word “or” shall be deemed to mean “and/or.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. The Parties have participated jointly in the negotiation and drafting of this Agreement with the assistance of counsel and other advisors and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement or interim drafts of this Agreement.

7.11 Privileged Matters.

(a) Each of the Parties agrees, on its own behalf and on behalf of its directors, officers, employees and Affiliates, that the law firms listed on Schedule 7.11(a) (the “Impax Law Firms”) may serve as counsel following consummation of the Transactions to the Company Group or any director, officer, employee or Affiliate of any member of the Company Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement, the other Transaction Documents or the Transactions notwithstanding any prior representation of Impax or any member of the Company Group by the Impax Law Firms. In connection with any representation expressly permitted pursuant to the prior sentence, Amneal Group hereby irrevocably waives and agrees not to assert any conflict of interest arising from or in connection with prior representation of Impax or any of its Affiliates by the Impax Law Firms. As to any privileged communications, or communications claimed to be privileged, in any form or format whatsoever between or among the Impax Law Firms, on the one hand, and Impax, the Company, any other member of the Company Group, or any of their respective directors, officers, employees or other representatives, on the other hand, prior to the Closing that relate to (i) the negotiation, documentation and consummation of the Transactions or any alternative transactions presented to or considered by Impax, the Company or any other member of the Company Group, or (ii) any dispute arising under this Agreement or the other Transaction Documents (collectively, the “Privileged Impax Communications”), Amneal Group, together with any of its Affiliates, successors or assigns, agrees that it and they may not use or rely on any of the Privileged Impax Communications in any action against or involving any of the other Parties after the Closing (other than in connection with any claim of fraud or any willful and material breach), absent an express waiver or consent by the pertinent member or members of the Company Group or a final determination by a court of law that the communication is not privileged.

(b) Each of the Parties agrees, on its own behalf and on behalf of its directors, officers, employees and Affiliates, that the law firms listed on Schedule 7.11(b) (the “Amneal Law Firms”) may serve as counsel following consummation of the Transactions to the Amneal Group or any director, officer, employee or Affiliate of any Amneal Group Member, in connection with any litigation, claim or obligation arising out of or relating to this Agreement, the other Transaction Documents or the Transactions notwithstanding any prior representation of Amneal Pharmaceuticals LLC or any of its Affiliates by the Amneal Law Firms. In connection with any representation expressly permitted pursuant to the prior sentence, Company Group hereby irrevocably waives and agrees not to assert any conflict of interest arising from or in connection with prior representation of Amneal Pharmaceuticals LLC or any of its Affiliates by the Amneal Law Firms. As to any privileged communications, or communications claimed to be privileged, in any form or format whatsoever between or among the Amneal Law

Firms, on the one hand, and Amneal Pharmaceuticals LLC, any of its Affiliates (including any Amneal Group Member), or any of their respective directors, officers, employees or other representatives, on the other hand, prior to the Closing that relate to (i) the negotiation, documentation and consummation of the Transactions or any alternative transactions presented to or considered by Amneal or any other Amneal Group Member, or (ii) any dispute arising under this Agreement or the other Transaction Documents (collectively, the “Privileged Amneal Communications”), Company Group, together with any of its Affiliates, successors or assigns, agrees that it and they may not use or rely on any of the Privileged Amneal Communications in any action against or involving any of the other Parties after the Closing (other than in connection with any claim of fraud or any willful and material breach), absent an express waiver or consent by the pertinent member or members of the Amneal Group or a final determination by a court of law that the communication is not privileged.

7.12 Counterparts; Electronic Transmission of Signatures. This Agreement may be executed in any number of counterparts and by different Parties in separate counterparts, and delivered by means of electronic mail transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

7.13 Enforceable by the Conflicts Committee. All of the Company’s and Amneal Pharmaceuticals LLC’s rights under this Agreement and the other Transaction Documents may be enforced by the Conflicts Committee; provided that nothing in this Agreement shall require the Conflicts Committee to act on behalf of, or enforce any rights of, the Company or Amneal Pharmaceuticals LLC. Any recovery in connection with an Action brought by the Conflicts Committee hereunder or thereunder shall be for the proportionate benefit of all Other Stockholders.

[The remainder of this page has been intentionally left blank;

the next page is the signature page.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

AMNEAL PHARMACEUTICALS HOLDING COMPANY, LLC

By:	/s/ Chirag Patel
Name: Chirag Patel
Title: Manager

AP CLASS D MEMBER, LLC

By:	/s/ Chirag Patel
Name: Chirag Patel
Title: Manager

AP CLASS E MEMBER, LLC

By	/s/ Chirag Patel
	Name:	Chirag Patel
	Title:	Manager

AH PPU MANAGEMENT, LLC

By	/s/ Chirag Patel
	Name:	Chirag Patel
	Title:	Manager

ATLAS HOLDINGS, INC.

By	/s/ Paul M. Bisaro
	Name:	Paul M. Bisaro
	Title:	Chief Executive Officer and President

Exhibit A

ATLAS HOLDINGS, INC.

CONFLICTS COMMITTEE CHARTER

This Conflicts Committee Charter (the “Charter”) has been adopted by the Company Board of Directors (the “Company Board”) of Atlas Holdings, Inc., a Delaware corporation (the “Company”).

I.	Purpose

The Conflicts Committee (the “Committee”) of the Company Board is responsible for providing leadership and guidance to the Company Board and the Company regarding transactions or situations involving potential conflicts of interest between any member of the Company Group, on the one hand, and any member of Amneal Group, or any director, officer, employee or associate of any Amneal Group Member, on the other hand.

This Charter is intended to implement the provisions of the Stockholders Agreement, dated as of October 17, 2017, by and among the Company and Amneal Group, as defined therein (as amended from time to time, the “Stockholders Agreement”). Capitalized terms used in this Charter but not otherwise defined have the meanings given to such terms in the Stockholders Agreement. In the event of any conflict between this Charter and the Stockholders Agreement, the provisions of the Stockholders Agreement shall prevail.

II.	Term and Composition

The Committee shall exist until the first date on which Amneal Group ceases to beneficially own at least ten percent (10%) of the outstanding shares of the Company Common Stock.

The number of directors which constitute the Committee shall be determined by the Company Board from time to time. The Committee shall be comprised solely of Company Independent Directors appointed to serve on the Committee by a majority of the Company Independent Directors then serving on the Company Board. The Company Board shall elect or appoint a chairperson of the Committee (or, if it does not do so, the Committee members shall elect a chairperson by vote of a majority of the full Committee). The members of the Committee shall serve for a term of one year or until their successors shall be appointed and qualified. No member of the Committee shall be removed except by majority vote of the Company Independent Directors then serving on the Company Board. A majority of the Company Independent Directors then serving on the Company Board shall have the authority to fill vacancies or add additional members to the Committee.

III.	Meetings and Procedure

The Committee shall meet as many times as it deems necessary or advisable to carry out its duties and responsibilities. The chairperson of the Committee or a majority of the members of the Committee may call a special meeting of the Committee. One or more meetings may be conducted in whole or in part by telephone conference call or similar means if it is impracticable to obtain the personal presence of each Committee member. A majority of the members of the Committee shall constitute a quorum.

Information and materials that are important to the Committee’s understanding of the agenda items and other topics to be considered at a Committee meeting should, to the extent practicable, be distributed sufficiently in advance of the meeting to permit prior review by the directors. In the event of a pressing need for the Committee to meet on short notice or if such materials contain highly confidential or sensitive information, it is recognized that written materials may not be available in advance of the meeting.

The Company shall make available to the Committee, at its meetings and otherwise, such individuals and entities as may be designated from time to time by the Committee. Following each of its meetings, the Committee shall deliver a report on the meeting to the Company Board, including a description of all actions taken by the Committee at the meeting. The Committee shall keep written minutes of its meetings, which minutes shall be maintained with the books and records of the Company.

IV.	Responsibilities and Duties of the Conflicts Committee

The Committee shall have the authority and responsibilities set forth in the Stockholders Agreement, the other Transaction Documents and as may otherwise be delegated to the Committee by the Nominating Committee or the Company Board from time to time. Such authority and responsibilities include but are not limited to:

A.	Review and report to the Company Board regarding potential conflicts of interest of directors and director nominees, and review the qualifications of directors and director nominees as Independent Directors and/or Company Independent Directors.

B.	Review and approval of certain Transfers of shares of Company Common Stock by an Amneal Group Member to third parties as required pursuant to Section 4.1(b) of the Stockholders Agreement.

C.	Review and approval of acquisitions of Company Common Stock by Amneal Group and certain other actions of Amneal Group as required pursuant to Section 4.1(d) of the Stockholders Agreement.

D.	Determination of whether any transaction between any member of the Company Group, on the one hand, and any member of Amneal Group, or any director, officer, employee or associate of any Amneal Group Member, on the other hand, is a Related Party Transaction that must be reviewed and approved by the Committee in accordance with the criteria set forth in the immediately following sentence. Specifically, the Committee shall be responsible for the review and approval of the following:

a.	Any Related Party Transaction that (i) involves aggregate amounts above $2,500,000, measured by payments (together with all substantially related payments) to or from the Company Group, or (ii) is otherwise material (with materiality defined in a manner consistent with the Company’s SEC disclosure requirements) to the Company Group, taken as a whole, in any non-monetary respect;

b.	Any material amendments or modifications to, or terminations of, any of the Transaction Documents; and

c.	Any material waivers, consents or elections of the Company’s or Amneal Pharmaceuticals LLC’s rights under any of the Transaction Documents (except as otherwise set forth in Section 4.2(a) of the Stockholders Agreement).

E.	Review and approval of any proposal by any Amneal Group Member of a transaction, or series of related transactions, reasonably expected to result in the acquisition of all of the Company Common Stock held by Other Stockholders, pursuant to Section 4.1(f) of the Stockholders Agreement.

F.	Determination of whether to impose a Blackout Period in accordance with Section 5.2 of the Stockholders Agreement.

G.	Review and approval of any material amendment or modification of the Stockholders Agreement, or any material waiver of any or all of the Company’s rights granted under the Stockholders Agreement.

H.	Enforcement of the Company’s rights under the Stockholders Agreement and the other Transaction Documents, at the Committee’s sole discretion, pursuant to Section 7.13 of the Stockholders Agreement.

I.	Approval of the Charter and any amendments, modifications or supplements hereto from time to time; provided that, any amendments, modifications or supplements of the Charter shall be approved by

(x) seventy-five percent (75%) of the directors comprising the Company Board, (y) a majority of the Company Independent Directors then serving on the Company Board and (z) a majority of the Committee.

V.	Advisors

The Committee shall be fully empowered to requisition reasonable assistance from employees of the Company, including legal and financial staff, to retain independent legal, financial and other advisors, at the Company’s expense, as the Committee deems necessary and to approve or not approve any transaction or other matter submitted to the Committee (and such non-approval shall be binding on the Company Board). The Committee shall have sole authority to approve related fees and retention terms.

VI.	Delegation

Any duties and responsibilities of the Committee may be delegated to a subcommittee of the Committee.

ANNEX B

FORM OF BYLAWS

OF

AMNEAL PHARMACEUTICALS, INC.

(a Delaware corporation)

ARTICLE I

OFFICES

SECTION 1. OFFICES. Amneal Pharmaceuticals, Inc. (the “Corporation”) shall maintain its registered office in the State of Delaware at 251 Little Falls Drive, Wilmington, Delaware, County of New Castle, 19808, and its resident agent at such address is the Corporation Service Company. The Corporation may also have and maintain offices in such other places within or outside of the State of Delaware or elsewhere as the Board of Directors of the Corporation (the “Board”) may, from time to time, determine or as the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

SECTION 2. ANNUAL MEETINGS. Annual meetings of stockholders for the election of directors and for such other business as may properly come before such meeting in accordance with all applicable requirements of these Bylaws and the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”), shall be held at such place, either within or without the State of Delaware, and at such time and date as shall from time to time be determined by the Board. Any previously scheduled annual meeting of the stockholders may be postponed by action of the Board taken prior to the time previously scheduled for such annual meeting of stockholders. The Board may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the DGCL.

SECTION 3. SPECIAL MEETINGS. Special meetings of stockholders, unless otherwise prescribed by the DGCL or the Restated Certificate of Incorporation of the Corporation (as amended from time to time, the “Certificate”), may be called by a Co-Chairman of the Board, the Chief Executive Officer or by resolution adopted by a majority of the total number of authorized directors (whether or not there exists any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption). Only such business as is specified in the Corporation’s notice of any such special meeting of stockholders shall come before, and be conducted at, such meeting. A special meeting shall be held at such place, on such date and at such time as shall be fixed by the Board. Any previously scheduled special meeting of the stockholders may be postponed by action of the Board taken prior to the time previously scheduled for such special meeting of stockholders.

SECTION 4. NOTICE OF MEETINGS. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall, unless otherwise provided by law, the Certificate or these Bylaws, be given not less than ten (10) days nor more than sixty (60) days before the date of any such meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour and, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. Such notice may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

SECTION 5. QUORUM. At all meetings of stockholders, except where otherwise provided by statute, by the Certificate, or by these Bylaws, the presence, in person, by remote communication, if applicable, or represented by proxy duly authorized, of the holders of a majority of the issued and outstanding shares of stock entitled to vote thereat shall constitute a quorum for the transaction of business. Where a separate vote by a class, classes or series is required, except where otherwise provided by statute, the Certificate or these Bylaws, a majority in voting power of the outstanding shares of such class, classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION 6. VOTING. Unless otherwise provided in the Certificate, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. The Board, in its discretion, or the chairperson of the meeting of stockholders, in his or her discretion, may require that any votes cast at a meeting of stockholders shall be cast by written ballot. In all matters other than the election of directors, the affirmative vote of the majority in voting power of shares of stock present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders unless a different or minimum vote is required by the Certificate, these Bylaws or the rules and regulations of any stock exchange applicable to the Corporation or its securities, in which case such different or minimum vote shall be the applicable vote on the matter. Each director shall be elected by the affirmative vote of the majority of the votes cast with respect to such director’s election (meaning the number of shares voted “for” a nominee must exceed the number of shares voted “against” such nominee) at any meeting for the election of directors at which a quorum is present; provided that each director shall be elected by a plurality of the votes cast (instead of by votes cast for or against a nominee) at any meeting at which a quorum in present for which the Board determines that the number of nominees exceeds the number of directors to be elected at such election and such determination has not been rescinded by the Board on or prior to the tenth day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders (a “Contested Election”). In an election other than a Contested Election, stockholders will be given the choice to cast votes “for” or “against” the election of directors or to “abstain” from such vote (with abstentions and broker non-votes not counted as a vote cast “for” or “against” the election of such candidate), and stockholders shall not have the ability to cast any other vote with respect to such election of directors. In a Contested Election, stockholders will be given the choice to cast “for” or “withhold” votes for the election of directors (with abstentions and broker non-votes not counted as a vote cast) and shall not have the ability to cast any other vote with respect to such election of directors.

SECTION 7. INSPECTORS. The Board may, in advance of any meeting of stockholders, appoint one or more inspectors to act at such meeting or any adjournment thereof. If any of the inspectors so appointed shall fail to appear or act, the chairman of the meeting may, or if inspectors shall not have been appointed, the chairman of the meeting shall, appoint one or more inspectors. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors shall (a) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each, (b) ascertain the number of shares represented at the meeting, (c) ascertain the existence of a quorum, (d) ascertain the validity and effect of proxies, (e) count and tabulate all votes, ballots or consents, (f) determine and retain for a reasonable period a record of the disposition of all challenges made to any determination made by the inspectors, (g) certify the determination of the number of shares represented at the meeting and their count of all votes and ballots, and (h) do such other acts as are proper to conduct the election or vote in accordance with applicable law. On request of the chairman of the meeting, the inspectors shall make a report in writing of any challenge, request or matter determined by them and shall execute a certificate of any fact found by them. No director or candidate for the office of director shall act as an inspector of an election of directors. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors. In determining the validity and counting of all proxies and ballots, the inspectors shall act in accordance with applicable law.

SECTION 8. CONDUCT OF MEETINGS. A Co-Chairman of the Board shall preside at all stockholders’ meetings. In the absence of a Co-Chairman of the Board, the Chief Executive Officer shall preside or, in his or her absence, any officer designated by the Board shall preside. The Secretary, or, in the Secretary’s absence, an Assistant Secretary, or in the absence of both the Secretary and Assistant Secretaries, a person appointed by the chairman of the meeting shall serve as secretary of the meeting. In the event that the Secretary presides at a meeting of the stockholders, an Assistant Secretary shall record the minutes of the meeting. To the maximum extent permitted by law, the Board shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board, if any, the chairman of the meeting shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting and to prescribe such rules, regulations and procedures and take such action as, in the discretion of such chairman, are deemed necessary, appropriate or convenient for the proper conduct of the meeting. Such rules, regulations and procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) establishing an agenda for the meeting and the order for the consideration of the items of business on such agenda; (b) restricting admission to the time set for the commencement of the meeting; (c) limiting attendance at the meeting to stockholders of record of the Corporation entitled to vote at the meeting, their duly authorized proxies or other such persons as the chairman of the meeting may determine; (d) limiting participation at the meeting on any matter to stockholders of record of the Corporation entitled to vote on such matter, their duly authorized proxies or other such persons as the chairman of the meeting may determine to recognize and, as a condition to recognizing any such participant, requiring such participant to provide the chairman of the meeting with evidence of his or her name and affiliation, whether he or she is a stockholder or a proxy for a stockholder, and the class and series and number of shares of each class and series of capital stock of the Corporation which are owned beneficially and/or of record by such stockholder; (e) limiting the time allotted to questions or comments by participants; (f) determining when the polls should be opened and closed for voting; (g) taking such actions as are necessary or appropriate to maintain order, decorum, safety and security at the meeting; (h) removing any stockholder who refuses to comply with meeting procedures, rules or guidelines as established by the chairman of the meeting; and (i) complying with any state and local laws and regulations concerning safety and security. Unless otherwise determined by the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

SECTION 9. LISTS OF STOCKHOLDERS. The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, showing the address of each stockholder and the number and class of shares registered in the name of each stockholder. Nothing contained in this Section 9 shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a physical location, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communications, then the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this Section 9 or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

SECTION 10. ACTION WITHOUT A MEETING. Unless otherwise provided by the Certificate, any action required by applicable law to be taken at any annual or special meeting of stockholders, or any action which may be taken at such meetings, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

SECTION 11. ADJOURNMENT. At any meeting of the stockholders of the Corporation, whether annual or special, the chairman of the meeting or the holders of a majority of the votes entitled to be cast by the stockholders who are present in person, by remote communication, if applicable, or represented by proxy may adjourn the meeting from time to time, without notice other than announcement at the meeting of the date, time and place of the adjourned meeting, whether or not a quorum is present. At any such adjourned meeting at which a quorum may be present, any business may be transacted which might have been transacted at the meeting as originally called. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

SECTION 12. NOTICE OF STOCKHOLDER PROPOSALS.

(a) At any annual meeting of the stockholders, only such business (other than nominations of persons for election to the Board which shall be made in accordance with the procedures set forth in Section 17 of these Bylaws) shall be conducted as shall have been properly brought before such meeting. To be properly brought before an annual meeting, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the meeting by or at the direction of the Board, or (iii) otherwise properly and timely brought before the meeting by any stockholder of the Corporation in compliance with the notice procedures and other provisions of this Section 12.

(b) For business to be properly brought before an annual meeting by a stockholder, such business must be a proper subject for stockholder action under the DGCL and other applicable law, as determined by a Co-Chairman of the Board or such other person as is presiding over the meeting, and such stockholder (i) must be a stockholder of record on the date of the giving of the notice provided for in this Section 12 and on the record date for the determination of stockholders entitled to vote at such annual meeting, (ii) must be entitled to vote at such annual meeting, and (iii) must comply with the notice procedures set forth in this Section 12. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary.

(c) To be timely, a stockholder’s notice must be delivered to, or mailed and received by, the Secretary of the Corporation (the “Secretary”) at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) calendar day, and not later than the close of business on the ninetieth (90th) calendar day, prior to the first anniversary of the immediately preceding year’s annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is more than thirty (30) calendar days earlier or more than sixty (60) calendar days later than such anniversary date, notice by the stockholder in order to be timely must be so delivered or received not earlier than the close of business on the one hundred twentieth (120th) calendar day prior to the date of such annual meeting and not later than the close of business on the later of the ninetieth (90th) calendar day prior to the date of such annual meeting or, if the first public disclosure of the date of such annual meeting is less than one hundred (100) calendar days prior to the date of such annual meeting, the tenth (10th) calendar day following the day on which public disclosure of the date of such annual meeting is first made by the Corporation. In no event shall any adjournment or postponement of an annual meeting or the public disclosure thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(d) To be in proper written form, a stockholder’s notice to the Secretary shall set forth in writing, as to each matter the stockholder proposes to bring before the meeting, the following: (i) a description of the business desired to be brought before the meeting, including the text of the proposal or business and the text of any resolutions proposed for consideration; (ii) the name and record address, as they appear on the Corporation’s stock ledger, of such stockholder and the name and address of any Stockholder Associated Person; (iii) (A) the class and series and number of shares of each class and series of capital stock of the Corporation which are, directly or indirectly, owned beneficially and/or of record by such stockholder or any Stockholder Associated Person, documentary evidence of such record or beneficial ownership, and the date or dates such shares were acquired and the investment intent at the time such shares were acquired, (B) any Derivative Instrument directly or indirectly owned beneficially by such stockholder or any Stockholder Associated Person and any other direct or indirect right held by such stockholder or any Stockholder Associated Person to profit from, or share in any profit derived from, any increase or decrease in the value of shares of the Corporation, (C) any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder or any Stockholder Associated Person has a right to vote any securities of the Corporation, (D) any Short Interest indirectly or directly held by such stockholder or any Stockholder Associated Person in any security issued by the Corporation, (E) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder or any Stockholder Associated Person that are separated or separable from the underlying securities of the Corporation, (F) any proportionate interest in securities of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder or any Stockholder Associated Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, and (G) any performance-related fees (other than an asset-based fee) that such stockholder or any Stockholder Associated Person is entitled to based on any increase or decrease in the value of securities of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder’s or any Stockholder Associated Person’s immediate family sharing the same household (which information, in each case, shall be supplemented by such stockholder and any Stockholder Associated Person not later than ten (10) calendar days after the record date for the meeting to disclose such ownership as of the record date); (iv) a description of all arrangements or understandings between such stockholder and/or any Stockholder Associated Person and any other person or persons (naming such person or persons) in connection with the proposal of such business by such stockholder; (v) any material interest of such stockholder or any Stockholder Associated Person in such business, individually or in the aggregate, including any anticipated benefit to such stockholder or any Stockholder Associated Person therefrom; (vi) a representation from such stockholder as to whether the stockholder or any Stockholder Associated Person intends or is part of a group which intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal and/or (2) otherwise to solicit proxies from stockholders in support of such proposal; (vii) a representation that such stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting, that such stockholder intends to vote such stock at such meeting, and that such stockholder intends to appear at the meeting in person or by proxy to bring such business before such meeting; (viii) whether and the extent to which any agreement, arrangement or understanding has been made, the effect or intent of which is to increase or decrease the voting power of such stockholder or any Stockholder Associated Person with respect to any securities of the Corporation, without regard to whether such transaction is required to be reported on a Schedule 13D or other form in accordance with Section 13(d) of the Exchange Act or any successor provisions thereto and the rules and regulations promulgated thereunder; (ix) in the event that such business includes a proposal to amend these Bylaws, the complete text of the proposed amendment; and (x) such other information regarding each matter of business to be proposed by such stockholder, regarding the stockholder in his or her capacity as a proponent of a stockholder proposal, or regarding any Stockholder Associated Person, that would be required to be disclosed in a proxy statement or other filings required to be made with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the solicitations of proxies for such business pursuant to Section 14 of the Exchange Act (or pursuant to any law or statute replacing such section) and the rules and regulations promulgated thereunder. “Stockholder Associated Person” of a stockholder shall include (x) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (y) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder and (z) any person directly or indirectly controlling, controlled by or under common control with such Stockholder Associated Person.

(e) If the information submitted pursuant to this Section 12 by any stockholder proposing business for consideration at an annual meeting shall be inaccurate to any material extent, such information may be deemed not to have been provided in accordance with this Section 12. Upon written request by the Secretary, the Board or any committee thereof, any stockholder proposing business for consideration at an annual meeting shall provide, within seven (7) business days of delivery of such request (or such longer period as may be specified in such request), written verification, satisfactory in the discretion of the Board, any committee thereof or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 12. If a stockholder fails to provide such written verification within such period, the information as to which written verification was requested may be deemed not to have been provided in accordance with this Section 12.

(f) For purposes of these Bylaws, “public disclosure” shall be deemed to include a disclosure made in a (i) press release reported by the Dow Jones News Service, Reuters Information Service, Associated Press or any comparable or successor national news wire service, or (ii) in a document filed by the Corporation with the SEC pursuant to Section 13, 14 or 15(d) of the Exchange Act or any successor provisions thereto.

(g) No business (other than nominations of persons for election to the Board which shall be made in accordance with the procedures set forth in Section 17 of these Bylaws) shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 12.

(h) Except as otherwise required by the DGCL and other applicable law, the Certificate or these Bylaws, a Co-Chairman of the Board or other person presiding at an annual meeting shall have the power and duty (i) to determine whether any business proposed to be brought before the annual meeting was properly brought before the meeting in accordance with the procedures set forth in this Section 12, including whether the stockholder or any Stockholder Associated Person on whose behalf the proposal is made, solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder’s proposal in compliance with such stockholder’s representation as required by this Section 12, and (ii) if any proposed business was not brought in compliance with this Section 12, to declare that such proposal is defective and shall be disregarded.

(i) In addition to the provisions of this Section 12, a stockholder shall also comply with all applicable requirements of the DGCL, other applicable law and the Exchange Act, and the rules and regulations thereunder, with respect to the matters set forth herein, provided, however, that any references in these Bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to stockholder proposals to be considered pursuant to Section 12(a)(iii) of these Bylaws.

(j) Nothing in this Section 12 shall be deemed to affect any rights (i) of stockholders to request the inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act, or (ii) of the holders of any series of preferred stock to elect directors pursuant to any applicable provision of the Certificate.

(k) Notwithstanding anything in this Section 12 to the contrary, a stockholder intending to nominate one or more persons for election as a director at any meeting of stockholders must comply with Section 17 of these Bylaws for any such nomination to be properly brought before such meeting.

(l) Notwithstanding anything in this Section 12 to the contrary, the requirements of this Section 12 shall not apply to the exercise by Amneal of its rights to designate persons for nomination for election to the Board pursuant to the Second Amended and Restated Stockholders Agreement, dated as of December 16, 2017 (as amended from time to time, the “Stockholders Agreement”), among the Corporation and each of the Amneal Group Members (as defined therein). For purposes of these Bylaws, the term “Amneal” is used as defined in Article Fourteenth of the Certificate.

(m) Notwithstanding anything in this Section 12 to the contrary, the requirements of this Section 12 shall not apply to the exercise by the holders of Class B-1 Common Stock of the Corporation of their rights to designate a person for nomination for election to the Board pursuant to the Certificate.

(n) Notwithstanding anything in these Bylaws to the contrary, if a stockholder who has submitted a written notice of intention to propose business at a meeting of stockholders (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present the business, such business shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 12, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

ARTICLE III

BOARD OF DIRECTORS

SECTION 13. POWERS. The property, business and affairs of the Corporation shall be managed by, or under the direction of, the Board. The Board may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute, regulation, the Certificate or these Bylaws directed or required to be exercised or done by the stockholders.

SECTION 14. NUMBER. The authorized number of directors shall be no less than one nor more than fifteen. Within the foregoing limits and subject to the provisions of the Stockholders Agreement, the number of directors shall be fixed from time to time by resolution adopted by the Board.

SECTION 15. TERM. The Board shall be elected by the stockholders at their annual meeting, and each director shall be elected to serve for the term of one year and until his successor shall be elected and qualify or until his earlier death, resignation or removal. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

SECTION 16. QUALIFICATIONS.

(a) Each director shall be at least 21 years of age. Directors need not be stockholders of the Corporation.

(b) Each director and nominee for election as a director of the Corporation must deliver to the Secretary at the principal office of the Corporation a written questionnaire with respect to the background and qualifications of such person (which questionnaire shall be provided by the Secretary upon written request and approved from time to time by the Board or its Nominating and Corporate Governance Committee) and a written representation and agreement (in the form provided by the Secretary upon written request) (the “Prospective Director Agreement”). The Prospective Director Agreement (i) shall provide that such person (A) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if such person is at the time a director or is subsequently elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation, or (2) any Voting Commitment that could limit or interfere with such person’s ability to comply, if such person is at the time a director or is subsequently elected as a director of the Corporation, with such person’s duties as a director under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and (C) would be in compliance, if elected as a director of the Corporation, and will, if such person is at the time a director or is subsequently elected as a director of the Corporation, comply with, all applicable corporate governance, conflicts of interest, confidentiality, corporate opportunities, securities ownership and stock trading policies, and other policies and guidelines of the Corporation (copies of which shall be provided by the Secretary upon written request), and (ii) shall include, if such person is at the time a director or is subsequently elected as a director of the Corporation, such person’s irrevocable resignation as a director if such person is found by a court of competent jurisdiction to have breached the Prospective Director Agreement in any material respect.

SECTION 17. NOTICE OF NOMINATIONS FOR DIRECTORS.

(a) Annual Meetings of Stockholders.

(1) Nominations of persons for election to the Board at an annual meeting of stockholders may be made (A) by or at the direction of the Board or a committee appointed by the Board, or (B) by any stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 17(a), on the record date for the determination of the stockholders entitled to vote at such annual meeting of stockholders and at the time of such annual meeting of stockholders, (ii) who is entitled to vote at the annual meeting of stockholders, and (iii) who complies with the notice procedures set forth in this Section 17(a) as to such nominations, including, but not limited to, the procedures regarding such notice’s timeliness and required form.

(2) For a stockholder’s notice of nomination of persons for election to the Board at an annual meeting of stockholders to be brought before an annual meeting by a stockholder pursuant to Section 17(a)(1)(B) of these Bylaws, the stockholder must have given timely notice thereof, in proper written form, to the Secretary. To be considered timely, a stockholder’s notice of nomination must be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) calendar day, and not later than the close of business on the ninetieth (90th) calendar day, prior to the first anniversary of the immediately preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is more than thirty (30) calendar days earlier or more than sixty (60) calendar days later than such anniversary date, notice by the stockholder in order to be timely must be so delivered or received not earlier than the close of business on the one hundred twentieth (120th) calendar day prior to the date of such annual meeting and not later than the close of business on the later of the ninetieth (90th) calendar day prior to the date of such annual meeting or, if the first public disclosure of the date of such annual meeting is less than one hundred (100) calendar days prior to the date of such annual meeting, the tenth (10th) calendar day following the day on which public disclosure of the date of such annual meeting is first made by the Corporation. In no event shall any adjournment or postponement of an annual meeting or the public disclosure thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

To be in proper written form, a stockholder’s notice of nomination to the Secretary (whether given pursuant to this Section 17(a) or Section 17(b) of these Bylaws) shall set forth in writing the following: (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director (i) the name, age, business address and residence address of such person; (ii) the principal occupation and employment of such person; (iii) the class and series and number of shares of each class and series of capital stock of the Corporation which are owned beneficially or of record by such person (which information shall be supplemented not later than ten (10) calendar days after the record date for the meeting to disclose such ownership as of the record date); (iv) such person’s executed written consent to being named in the Corporation’s proxy statement as a nominee and to serving as a director if elected; (v) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made with the SEC in connection with the solicitation of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act (or pursuant to any law or statute replacing such section), and the rules and regulations promulgated thereunder; (vi) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such person being nominated, on the one hand, and the stockholder and any Stockholder Associated Person, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Item 404 promulgated under Regulation S-K of the Exchange Act if the stockholder making the nomination and any Stockholder Associated Person were the “registrant” for purposes of such rule and the person being nominated were a director or executive officer of such registrant; and (vii) the information, questionnaire and agreement required under Section 16 of these Bylaws; and (b) as to the stockholder giving the notice (i) the name and record address of such stockholder, as they appear on the Corporation’s stock ledger, and the name and address of any Stockholder Associated Person; (ii) (A) the class and series and number of shares of each class and series of capital stock of the Corporation which are, directly or indirectly, owned beneficially and/or of record by such stockholder or any Stockholder Associated Person, documentary evidence of such record or beneficial ownership, and the date or dates such shares were acquired and the investment intent at the time such shares were acquired, (B) any Derivative Instrument directly or indirectly owned beneficially by such stockholder or any Stockholder Associated Person and any other direct or indirect right held by such stockholder or any Stockholder Associated Person to profit from, or share in any profit derived from, any increase or decrease in the value of shares of the Corporation, (C) any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder or any Stockholder Associated Person has a right to vote any shares of any security of the Corporation, (D) any Short Interest indirectly or directly held by such stockholder or any Stockholder Associated Person in any security issued by the Corporation, (E) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder or any Stockholder Associated Person that are separated or separable from the underlying shares of the Corporation, (F) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder or any Stockholder Associated Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, and (G) any performance-related fees (other than an asset-based fee) that such stockholder or any Stockholder Associated Person is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder’s or any Stockholder Associated Person’s immediate family sharing the same household (which information shall, in each case, be supplemented by such stockholder and any Stockholder Associated Person not later than ten (10) calendar days after the record date for the meeting to disclose such ownership as of the record date); (iii) a description of all arrangements or understandings between such stockholder or any Stockholder Associated Person and each proposed nominee and any other person or persons (naming such person or persons) pursuant to which the nomination(s) are to be made by such stockholder; (iv) any material interest of such stockholder or any Stockholder Associated Person in the election of such proposed nominee, individually or in the aggregate, including any anticipated benefit to the stockholder or any Stockholder Associated Person therefrom; (v) a representation that such stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and that such stockholder intends to appear in person or by proxy at the meeting to nominate the person or persons named in its notice; (vi) a representation from the stockholder as to whether the stockholder or any Stockholder Associated Person intends or is part of a group which intends (A) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to elect the person proposed as a nominee and/or (B) otherwise to solicit proxies from stockholders in support of the election of such person; (vii) whether and the extent to which any agreement, arrangement or understanding has been made, the effect or intent of which is to increase or decrease the voting power of such stockholder or such Stockholder Associated Person with respect to any shares of the capital stock of the Corporation, without regard to whether such transaction is required to be reported on a Schedule 13D or other form in accordance with Section 13(d) of the Exchange Act or any successor provisions thereto and the rules and regulations promulgated thereunder; and (viii) any other information relating to such stockholder and any Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filings required to be made with the SEC in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act (or pursuant to any law or statute replacing such section) and the rules and regulations promulgated thereunder. In addition to the information required above, the Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee.

(3) Notwithstanding anything in this Section 17 to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting of the stockholders is increased and there is no public disclosure by the Corporation, naming all of the nominees for directors or specifying the size of the increased Board, at least ninety (90) calendar days prior to the first anniversary of the date of the immediately preceding year’s annual meeting, a stockholder’s notice required by this Section 17 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) calendar day following the day on which such public disclosure is first made by the Corporation.

(b) Special Meetings of Stockholders. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected (i) pursuant to the Corporation’s notice of meeting, (ii) by or at the direction of the Board, or (iii) provided that the Board, has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who (A) is a stockholder of record at the time of giving of notice provided for in this Section 17(b), (B) is a stockholder of record on the record date for the determination of the stockholders entitled to vote at such meeting, (C) is a stockholder of record at the time of such meeting, (D) is entitled to vote at such meeting, and (E) complies with the notice procedures set forth in this Section 17(b) as to such nomination. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the proper form of stockholder’s notice required by Section 17(a)(2) of these Bylaws with respect to any nomination shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) calendar day prior to the date of such special meeting and not later than the close of business on the later of the ninetieth (90th) calendar day prior to the date of such special meeting or, if the first public disclosure made by the Corporation of the date of such special meeting is less than one hundred (100) days prior to the date of such special meeting, not later than the tenth (10th) calendar day following the day on which public disclosure is first made of the date of the special meeting at which directors are to be elected. In no event shall any adjournment or postponement of a special meeting or the public disclosure thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(c) General.

(1) If the information submitted pursuant to this Section 17 by any stockholder proposing a nominee for election as a director at a meeting of stockholders shall be inaccurate to any material extent, such information may be deemed not to have been provided in accordance with this Section 17. Upon written request by the Secretary, the Board or any committee thereof, any stockholder proposing a nominee for election as a director at a meeting shall provide, within seven (7) business days of delivery of such request (or such longer period as may be specified in such request), written verification, satisfactory in the discretion of the Board, any committee thereof or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 17. If a stockholder fails to provide such written verification within such period, the information as to which written verification was requested may be deemed not to have been provided in accordance with this Section 17.

(2) No person shall be eligible for election as a director of the Corporation at any meeting of stockholders unless nominated in accordance with the procedures set forth in this Section 17.

(3) Notwithstanding anything in these Bylaws to the contrary, if a stockholder who has submitted a written notice of intention to propose a nominee for election as a director at a meeting of stockholders (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 17, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(4) Except as otherwise required by the DGCL and other applicable law, the Certificate or these Bylaws, a Co-Chairman of the Board or other person presiding at the meeting shall have the power and duty (A) to determine whether any nomination proposed to be brought before the meeting was properly made in accordance with the procedures set forth in this Section 17, including whether the stockholder or any Stockholder Associated Person on whose behalf the nomination is made, solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of the election of such stockholder’s nominee(s) in compliance with such stockholder’s representation as required by this Section 17, and (B) if any proposed nomination was not made in compliance with this Section 17, to declare that such nomination is defective and shall be disregarded.

(5) In addition to the provisions of this Section 17, a stockholder shall also comply with all applicable requirements of the DGCL, other applicable law and the Exchange Act, and the rules and regulations thereunder, with respect to the matters set forth herein, provided, however, that any references in these Bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the applicable requirements for nominations by stockholders to be considered pursuant to Section 17(a) or Section 17(b) of these Bylaws.

(6) Nothing in this Section 17 shall be deemed to affect any rights of the holders of any series of Preferred Stock, if and to the extent provided for, under applicable law, the Certificate or these Bylaws.

(7) Notwithstanding anything in this Section 17 to the contrary, the requirements of this Section 17 shall not apply to the exercise by Amneal of its rights to designate persons for nomination for election to the Board pursuant to the Stockholders Agreement.

(8) Notwithstanding anything in this Section 17 to the contrary, the requirements of this Section 17 shall not apply to the exercise by the holders of Class B-1 Common Stock of the Corporation of their rights to designate a person for nomination for election to the Board pursuant to the Certificate.

SECTION 18. RESIGNATIONS. Any director may resign at any time by giving written notice thereof to the Board, a Co-Chairman of the Board, the Chief Executive Officer or the Secretary. Such resignation shall take effect at the time specified therein or, if the time is not specified therein, upon receipt thereof; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 19. REMOVAL. Subject to the provisions of the Stockholders Agreement and the Certificate, any director or the entire Board may be removed, either for or without cause, at any time, by the affirmative vote of the holders of a majority of the shares entitled to vote at an election of directors at any annual or special meeting of the stockholders called for that purpose. For purposes of this Section 19, “cause” shall mean (a) a final conviction of a felony involving moral turpitude, or (b) willful misconduct that is materially and demonstrably injurious economically to the Corporation. For purposes of this definition of “cause,” no act, or failure to act, by a director shall be considered “willful” unless committed in bad faith and without a reasonable belief that the act or failure to act was in the best interest of the Corporation or any affiliate of the Corporation. “Cause” shall not exist unless and until the Corporation has delivered to the director a written notice of the director’s failure to act that constitutes “cause” and, if cure is possible, such director shall not have cured such act or omission within ninety (90) days after the delivery of such notice.

SECTION 20. VACANCIES AND NEWLY CREATED DIRECTORSHIPS. Subject to the provisions of the Stockholders Agreement and the Certificate, vacancies in the Board, whether resulting from death, resignation, disqualification, removal or other causes, and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board determines by resolution that any such vacancy or newly created directorships shall be filled by the stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified, except in the event of his or her earlier death, resignation, disqualification or removal.

SECTION 21. MEETINGS.

(a) Organizational Meetings. The newly elected directors shall hold their first meeting to organize the Corporation, elect officers and transact any other business which may properly come before the meeting. An annual organizational meeting of the Board shall be held immediately after each annual meeting of the stockholders, or at such time and place as may be noticed for the meeting.

(b) Regular Meetings. Regular meetings of the Board may be held without notice at such places and times as shall be determined from time to time by resolution of the directors.

(c) Special Meetings and Notice to Directors. Special meetings of the Board shall be called by a Co-Chairman of the Board, the Chief Executive Officer or by the Secretary on the written request of any director with at least forty eight (48) hours’ notice to each director and shall be held at such place as may be determined by the person or persons calling the meeting or as shall be stated in the notice of the meeting. Any notice to directors may be given by telecopier, telephone or other means of electronic transmission.

SECTION 22. QUORUM, VOTING AND ADJOURNMENT. A majority of the total number of directors or any committee thereof, but not less than one (1), shall constitute a quorum for the transaction of business. Subject to the provisions of the Stockholders Agreement, the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board, unless a different vote is required by applicable law, the Certificate or these Bylaws. In the absence of a quorum, a majority of the directors present thereat may adjourn such meeting to another time and place. Notice of such adjourned meeting need not be given if the time and place of such adjourned meeting are announced at the meeting so adjourned.

SECTION 23. COMMITTEES. Subject to the provisions of the Stockholders Agreement, the Board may designate one or more committees, including but not limited to an Executive Committee and an Audit Committee, each such committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee to replace any absent or disqualified member at any meeting of the committee. Subject to the provisions of the Stockholders Agreement, any such committee, to the extent provided in the resolution of the Board and to the extent permitted by applicable law, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority to amend the Certificate, adopt an agreement of merger or consolidation, recommend to the stockholders the sale, lease or exchange of all or substantially all of the Corporation’s properties and assets, recommend to the stockholders a dissolution of the Corporation or a revocation of a dissolution or to amend these Bylaws. Unless a resolution of the Board expressly provides, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock of the Corporation. All committees of the Board shall report their proceedings to the Board when required.

SECTION 24. ACTION WITHOUT A MEETING. Unless otherwise restricted by the Certificate or these Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or any committee thereof consent thereto in writing, or by electronic transmission, and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

SECTION 25. COMPENSATION. Directors shall be entitled to such compensation for their services as may be approved by the Board, including, if so approved, by resolution of the Board, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board and at any meeting of a committee of the Board. Nothing herein contained shall be construed to preclude any Director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

SECTION 26. MEETING BY ELECTRONIC COMMUNICATIONS EQUIPMENT. Any member of the Board, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

ARTICLE IV

OFFICERS

SECTION 27. OFFICERS. The officers of the Corporation shall be two Co-Chairmen of the Board, a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, one or more Vice-Presidents, a Secretary, a Treasurer and such other officers and assistant officers as the Board may from time to time deem advisable and appoint (which persons so appointed shall be deemed “officers” of the Corporation). Except for the Co-Chairmen, Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer and Secretary, the Board may refrain from filling any of the said offices at any time and from time to time. Any number of offices may be held by the same person. The following officers shall be elected by the Board at the time, in the manner and for such terms as the Board from time to time shall determine: Chairman of the Board, Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer and Secretary. The Chief Executive Officer may appoint such other officers and assistant officers as he may deem advisable provided such officers or assistant officers have a title no higher than Vice-President, who shall hold office for such periods as the Chief Executive Officer shall determine.

SECTION 28. CO-CHAIRMAN OF THE BOARD. Each Co-Chairman of the Board shall be a member of the Board and shall preside at all meetings of the Board and of the stockholders. In addition, each Co-Chairman of the Board shall have such powers and perform such other duties as from time to time may be assigned to him by the Board.

SECTION 29. CHIEF EXECUTIVE OFFICER. The Chief Executive Officer shall have general supervision of all of the departments and business of the Corporation; he or she shall prescribe the duties of the other officers and employees and see to the proper performance thereof. The Chief Executive Officer shall be responsible for having all orders and resolutions of the Board carried into effect. The Chief Executive Officer shall execute on behalf of the Corporation and may affix or cause to be affixed a seal to all authorized documents and instruments requiring such execution, except to the extent that signing and execution thereof shall have been delegated to some other officer or agent of the Corporation by the Board or by the Chief Executive Officer. The Chief Executive Officer shall be a member of the Board. In the absence or disability of a Co-Chairman of the Board or his or her refusal to act, the Chief Executive Officer shall preside at meetings of the Board. In general, the Chief Executive Officer shall perform all the duties and exercise all the powers and authorities incident to his or her office or as prescribed by the Board.

SECTION 30. PRESIDENT. The President shall perform such duties as customarily pertain to the office of President or are prescribed by the Board or Chief Executive Officer. In the absence, disability or refusal of the Chief Executive Officer to act, or the vacancy of such office, the President shall perform the duties and have the powers and authorities of the Chief Executive Officer.

SECTION 31. CHIEF OPERATING OFFICER. The Chief Operating Officer shall perform such duties as customarily pertain to the office of Chief Operating Officer or are prescribed by the Board, Chief Executive Officer or President. In the absence, disability or refusal of the President to act, or the vacancy of such office, the Chief Operating Officer shall perform the duties and have the powers and authorities of the President.

SECTION 32. CHIEF FINANCIAL OFFICER. The Chief Financial Officer shall be the principal financial and accounting officer of the Corporation and shall have such other duties as may be prescribed by the Board, Chief Executive Officer or President.

SECTION 33. VICE PRESIDENTS. Each Vice President, if any are elected, of whom one or more may be designated an Executive and/or Senior Vice President, shall have such powers, shall perform such duties and shall be subject to such supervision as may be prescribed by the Board, the Chief Executive Officer, the President or the Chief Operating Officer. In the event of the absence or disability of the Chief Executive Officer or the President or their refusal to act, the Vice-Presidents, in the order of their rank, and within the same rank in the order of their seniority, shall perform the duties and have the powers and authorities of the Chief Executive Officer and President, except to the extent inconsistent with applicable law.

SECTION 34. TREASURER. The Treasurer, if one is elected, shall have custody of the corporate funds, securities, evidences of indebtedness and other valuables of the Corporation and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation. He shall deposit all moneys and other valuables in the name and to the credit of the Corporation in such depositories as may be designated by the Board. The Treasurer shall disburse the funds of the Corporation, taking proper vouchers therefor. He shall render to the Chief Executive Officer and the Board, upon their request, a report of the financial condition of the Corporation. If required by the Board, he shall give the Corporation a bond for the faithful discharge of his duties in such amount and with such surety as the Board shall prescribe. The Treasurer shall have such further powers and perform such other duties incident to the office of Treasurer as from time to time are assigned to him by the Board.

SECTION 35. SECRETARY. The Secretary shall be the Chief Administrative Officer of the Corporation and shall: (a) cause minutes of all meetings of the stockholders and directors to be recorded and kept; (b) cause all notices required by these Bylaws or otherwise to be given properly; (c) see that the minute books, stock books, and other nonfinancial books, records and papers of the Corporation are kept properly; and (d) cause all reports, statements, returns, certificates and other documents to be prepared and filed when and as required. The Secretary shall keep a seal of the Corporation, and, when authorized by the Board, Chief Executive Officer or the President, cause the seal to be affixed to any documents and instruments requiring it. The Secretary shall act under the supervision of the Chief Executive Officer and President or such other officer as the Chief Executive Officer or President may designate. The Secretary shall have such further powers and perform such other duties as prescribed from time to time by the Board, Chief Executive Officer, President or such other supervising officer as the Chief Executive Officer or President may designate.

SECTION 36. ASSISTANT TREASURERS AND ASSISTANT SECRETARIES. Each Assistant Treasurer and each Assistant Secretary, if any are elected, shall be vested with all the powers and shall perform all the duties of the Treasurer and Secretary, respectively, in the absence or disability of such officer, unless or until the Board shall otherwise determine. In addition, Assistant Treasurers and Assistant Secretaries shall have such powers and shall perform such duties as shall be assigned to them by the Board.

SECTION 37. DELEGATION OF DUTIES. In the absence, disability or refusal of any officer to exercise and perform his duties, the Board may delegate to another officer such powers or duties.

SECTION 38. RESIGNATION. Any officer may resign at any time by giving notice in writing or by electronic transmission to the Board or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

SECTION 39. REMOVAL. Subject to the provisions of the Stockholders Agreement, any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any duly authorized committee or, with respect to any officer other than the Chairman of the Board (if the Chairman of the Board is designated as an officer of the corporation by the Board), by the Chief Executive Officer or by other superior officers upon whom such power of removal may have been conferred by the Board.

SECTION 40. VACANCIES. Subject to the provisions of the Stockholders Agreement, the Board shall have power to fill vacancies occurring in any office.

ARTICLE V

STOCK

SECTION 41. CERTIFICATES OF STOCK. The shares of the Corporation shall be represented by certificates provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares. Every holder of stock of the Corporation represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by applicable law and by the Board, representing the number of shares held by such holder registered in certificate form, and signed by, or in the name of the Corporation by two authorized officers of the Corporation including, but not limited to, the Chairman of the Board, the Chief Executive Officer, the President, a Vice President, the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary, certifying the number and class of shares of stock in the Corporation owned by him. Any or all of the signatures on the certificate may be a facsimile. The Board shall have the power to appoint one or more transfer agents and/or registrars for the transfer or registration of certificates of stock of any class, and may require stock certificates to be countersigned or registered by one or more of such transfer agents and/or registrars.

SECTION 42. TRANSFER OF SHARES.

(a) Shares of stock of the Corporation shall be transferable in the manner prescribed by law, the Certificate, the Stockholders Agreement and in these Bylaws. Shares of stock of the Corporation shall be transferable upon its books by the holders thereof, in person or by their duly authorized attorneys or legal representatives, upon surrender to the Corporation by delivery thereof to the person in charge of the stock and transfer books and ledgers. Such certificates shall be cancelled and new certificates shall thereupon be issued. A record shall be made of each transfer. Whenever any transfer of shares shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer if, when the certificates are presented, both the transferor and transferee request the Corporation to do so.

(b) The Board shall have power and authority to make such rules and regulations as it may deem necessary or proper concerning the issue, transfer and registration of certificates for shares of stock of the Corporation.

SECTION 43. LOST CERTIFICATES. A new certificate of stock may be issued in the place of any certificate previously issued by the Corporation, alleged to have to have been lost, stolen, destroyed or mutilated, and the Board may, in their discretion, require the owner of such lost, stolen, destroyed or mutilated certificate, or his legal representative, to give the Corporation a bond, in such sum as the Board may direct, not exceeding double the value of the stock, in order to indemnify the Corporation against any claims that may be made against it in connection therewith.

SECTION 44. STOCKHOLDERS OF RECORD. The Corporation shall be entitled to treat the holder of record of any share or shares of its capital stock as the holder thereof, in fact, and shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by the DGCL or other applicable law.

SECTION 45. RECORD DATE.

(a) Record Date for Meetings of Stockholders. For the purpose of determining the stockholders entitled to notice of, or to vote at, any meeting of stockholders or any adjournment thereof, the directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

(b) Record Date for Payments of Dividends and Distributions. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

(c) Record Date for Corporate Actions by Written Consent.

(i) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting shall be as fixed by the Board or as otherwise established under this Section 46(c). Any person seeking to have the stockholders authorize or take corporate action by written consent without a meeting shall, by written notice addressed to the Secretary and delivered to the Corporation, request that a record date be fixed for such purpose. The Board may fix a record date for such purpose which shall be no more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board and shall not precede the date on which such resolution is adopted. If the Board fails within ten (10) days after the Corporation receives such notice to fix a record date for such purpose, the record date shall be the day on which the first written consent is delivered to the Corporation in the manner described in Section 46(c)(ii) below unless prior action by the Board is required under the DGCL, in which event the record date shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

(ii) (A) Each written consent purporting to take or authorizing the taking of corporate action is referred to in this Section 46(c)(ii) of these Bylaws as a “Consent”. No Consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the first date on which a consent is so delivered to the Corporation in the manner required by this Section 46(c)(ii), Consents signed by a sufficient number of stockholders to take such action, and not revoked, are so delivered to the Corporation.

(B) A Consent shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery to the Corporation’s registered office shall be made by hand or by certified or registered mail, return receipt requested.

(C) In the event of the delivery to the Corporation of a Consent, the Secretary shall provide for the safe-keeping of such Consent and shall promptly conduct such ministerial review of the sufficiency of the Consents and of the validity of the action to be taken by stockholder consent as he deems necessary or appropriate, including, without limitation, whether the holders of a number of shares having the requisite voting power to authorize or take the action specified in the Consent have given consent; provided, however, that if the corporate action to which the Consent relates is the removal or replacement of one or more members of the Board, the Secretary shall promptly designate two persons, who shall not be members of the Board, to serve as inspectors with respect to such Consent and such inspectors shall discharge the functions of the Secretary under this Section 45(c)(ii). If after such investigation the Secretary or the inspectors (as the case may be) shall determine that the Consent is valid and that the action therein specified has been validly authorized, that fact shall forthwith be certified on the records of the Corporation kept for the purpose of recording the proceedings of meetings of stockholders, and the Consent shall be filed in such records, at which time the Consent shall become effective as stockholder action. In conducting the investigation required by this Section 45(c)(ii), the Secretary or the inspectors (as the case may be) may, at the expense of the Corporation, retain special legal counsel and any other necessary or appropriate professional advisors, and such other personnel as they may deem necessary or appropriate to assist them, and to the fullest extent permitted by law shall be fully protected in relying in good faith upon the opinion of such counsel or advisors.

SECTION 46. DIVIDENDS. Subject to the provisions of the Certificate, the Board may at any regular or special meeting, out of funds legally available therefor, declare and pay dividends upon the stock of the Corporation. Before the declaration of any dividend, the Board may set apart, out of any funds of the Corporation available for dividends, such sum or sums as from time to time in their discretion may be deemed proper for working capital or as a reserve fund to meet contingencies or for such other purposes as shall be deemed conducive to the interests of the Corporation.

SECTION 47. FRACTIONAL SHARES. The Company shall have the complete discretion to issue fractional shares.

ARTICLE VI

NOTICE AND WAIVER OF NOTICE

SECTION 48. NOTICE. Whenever any written notice is required to be given by law, the Certificate or these Bylaws, such notice, if mailed, shall be deemed to be given when deposited in the United States mail, postage prepaid, addressed to the person entitled to such notice at his address as it appears in the books and records of the Corporation. Such notice may also be sent by electronic transmission in accordance with applicable law.

SECTION 49. WAIVER OF NOTICE. Whenever notice is required to be given under any provision of the DGCL, the Certificate or these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate or these Bylaws.

ARTICLE VII

AMENDMENT OF BYLAWS

SECTION 50. AMENDMENT OR REPEAL BY THE BOARD. Except as otherwise provided by the DGCL or the Certificate, subject to the provisions of the Stockholders Agreement, these Bylaws may be amended or repealed, in whole or in part, by (x) the affirmative vote of not less than a majority of the Board at any regular or special meeting of the Board provided that notice of such proposed amendment or repeal to be made is included in the notice of the meeting at which such action takes place, which shall also include, without limitation, the text of any such proposed amendment and/or any resolution calling for any such amendment or repeal or (y) by unanimous written consent of the Board.

SECTION 51. AMENDMENT OR REPEAL BY STOCKHOLDERS. Any amendment to, repeal of, or adoption of any provisions inconsistent with these Bylaws, which has not previously received the approval of the Board, shall require for adoption the affirmative vote of the holders of a majority in voting power of the issued and outstanding shares present in person or represented by proxy at a meeting of stockholders and entitled to vote thereon, provided, however, that, notwithstanding anything to the contrary contained herein, any amendment to, repeal of, or adoption of any provisions inconsistent with, Sections 2, 3, 6, 12, 14, 15, 16, 17, 19, 20 and 46 of these Bylaws, this Section 52 and Article IX hereof, which has not previously received the approval of the Board shall require for adoption the affirmative vote of the holders of not less than two-thirds of the voting power of the issued and outstanding shares entitled to vote at a duly called and convened annual or special meeting of stockholders, and provided, further, that, in addition to any other notice required by these Bylaws and other applicable requirements contained herein, notice of such proposed amendment or repeal is included in the notice of the meeting at which such action takes place, which shall also include, without limitation, the text of any such proposed amendment and/or any resolution calling for any such amendment or repeal.

SECTION 52. NO CONFLICT WITH THE CERTIFICATE OF INCORPORATION. No Bylaw shall be adopted, amended or repealed so as to cause such Bylaw or these Bylaws to be inconsistent or in conflict with or violate any provision of the Certificate.

ARTICLE VIII

MISCELLANEOUS

SECTION 53. SEAL. The seal of the Corporation shall be circular in form and shall have the name of the Corporation on the circumference and the jurisdiction and year of incorporation in the center.

SECTION 54. FISCAL YEAR. The fiscal year of the Corporation shall end on December 31 of each year, or such other twelve consecutive months as the Board may designate.

SECTION 55. CORPORATE FUNDS AND CHECKS. The funds of the Corporation shall be kept in such depositories as shall from time to time be prescribed by the Board. All checks or other orders for the payment of money shall be signed by the Chief Executive Officer, President or Chief Financial Officer or such other person or agent as may from time to time be authorized and with such countersignature, if any, as may be required by the Board.

SECTION 56. CONTRACTS AND OTHER DOCUMENTS. The Chief Executive Officer or President, or such other officer or officers as may from time to time be authorized by the Board, shall have power to sign and execute on behalf of the Corporation deeds, conveyances and contracts, and any and all other documents requiring execution by the Corporation.

SECTION 57. OWNERSHIP OF STOCK OF ANOTHER CORPORATION. The Chief Executive Officer or President, or such other officer or agent as shall be authorized by the Board, shall have the power and authority, on behalf of the Corporation, to attend and to vote at any meeting of stockholders or securityholders of any corporation or entity in which the Corporation holds stock or securities and may exercise, on behalf of the Corporation, any and all of the rights and powers incident to the ownership of such stock or securities at any such meeting, including the authority to execute and deliver proxies and consents on behalf of the Corporation.

SECTION 58. SEVERABILITY. If any provision (or part thereof) of these Bylaws is illegal or unenforceable as such, such illegality or unenforceability shall not affect any other provision (or part thereof) of these Bylaws and such other provisions shall continue in full force and effect.

SECTION 59. SUBJECT TO LAW AND THE CERTIFICATE OF INCORPORATION. All rights, powers, duties and responsibilities provided for in these Bylaws, whether or not explicitly so qualified, are qualified by the provisions of the Certificate, the DGCL and any other applicable law.

SECTION 60. EMERGENCY BYLAWS. The provisions of this Section 61 shall be operative only during a national emergency declared by the President of the United States or the person performing the President’s functions, or in the event of a nuclear, atomic or other attack on the United States or a disaster or catastrophe making it impossible or impracticable for the Corporation to conduct its business without recourse to the provisions of this Section 61. Said provisions in such event shall override all other Bylaws or the Corporation in conflict with any provisions of this Section 61, and shall remain operative so long as it remains impossible or impracticable to continue the business of the Corporation otherwise, but thereafter shall be inoperative; provided, however, that all actions taken in good faith pursuant to such provisions shall thereafter remain in full force and effect unless and until revoked by action taken pursuant to the provisions of the Bylaws other than those contained in this Section 61.

(a) A meeting of the Board or of any committee thereof may be called by any officer or director upon one hour’s notice to all persons entitled to notice whom, in the sole judgment of the notifier, it is feasible to notify;

(b) The director or directors in attendance at the meeting of the Board or of any committee thereof shall constitute a quorum; and

(c) These Bylaws may be amended or repealed, in whole or in part, by a majority vote of the directors attending any meeting of the Board, provided such amendment or repeal shall only be effective for the duration of such emergency.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 145 of the DGCL provides, generally, that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (except actions by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Section 102(b)(7) of the DGCL provides, generally, that the certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of Title 8 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective.

The Articles Thirteen of the New Amneal Charter provide as follows:

Section 1. Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person; provided, however, that the Corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by applicable law, (ii) the proceeding was authorized by the Board of Directors of the Corporation, (iii) such indemnification is provided by the Corporation, in its sole discretion, or (iv) such indemnification is required to be made under Section 3 of this ARTICLE THIRTEENTH, pursuant to the powers vested in the Corporation under the DGCL or any other applicable law.

Section 2. Advancement of Expenses.

a) The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in defending any such proceeding, provided, however, that if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter, an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 2 of this ARTICLE THIRTEENTH or otherwise.

b) Notwithstanding the foregoing, unless otherwise determined pursuant to Section 2 of this ARTICLE THIRTEENTH, no advance shall be made by the Corporation to an executive officer of the Corporation (except by reason of the fact that such executive officer is or was a director of the Corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

Section 3. Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this ARTICLE THIRTEENTH shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the director or officer. Any right to indemnification or advances granted by this ARTICLE THIRTEENTH to a director or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within sixty (60) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the Corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the Corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the Corporation) for advances, the Corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, under this ARTICLE THIRTEENTH or otherwise shall be on the Corporation.

Section 4. Good Faith.

a) For purposes of any determination under this ARTICLE THIRTEENTH, a director or executive officer shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, to have had no reasonable cause to believe that his conduct was unlawful, if his action is based on information, opinions, reports and statements, including financial statements and other financial data, in each case prepared or presented by:

i.	one or more officers or employees of the Corporation whom the director or executive officer believed to be reliable and competent in the matters presented;

ii.	counsel, independent accountants or other persons as to matters which the director or executive officer believed to be within such person’s professional competence; and

iii.	with respect to a Director, a committee of the Board of Directors of the Corporation upon which such director does not serve, as to matters within such Committee’s designated authority, which committee the director believes to merit confidence; so long as, in each case, the director or executive officer acts without knowledge that would cause such reliance to be unwarranted.

b) The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal proceeding, that he had reasonable cause to believe that his conduct was unlawful.

c) The provisions of this ARTICLE THIRTEENTH shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth by the DGCL.

Section 5. Non-Exclusivity of Rights. The rights conferred on any person by this ARTICLE THIRTEENTH shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL, or by any other applicable law.

Section 6. Other Indemnification. The Corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit enterprise.

Section 7. Insurance. The Board of Directors of the Corporation may authorize the Corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, member, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this ARTICLE THIRTEENTH or of the DGCL; and the Corporation may create a trust fund, grant a security interest and/or use other means (including, without limitation, letters of credit, surety bonds and/or other similar arrangements) to the full extent authorized or permitted by the DGCL and other applicable law to ensure the payment of such amounts as may become necessary to effect the indemnification as provided in this ARTICLE THIRTEENTH or elsewhere.

Section 8. Definitions. For the purposes of this ARTICLE THIRTEENTH, the following definition shall apply:

a) The term “Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, member, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this ARTICLE THIRTEENTH with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued;

b) The term “other enterprises” shall include employee benefit plans;

c) The term “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan;

d) References to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and

e) A person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this ARTICLE THIRTEENTH.

Section 9. Liability of Directors. No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that this, limitation of liability shall not eliminate or limit the liabilities of the directors for any breach of the director’s duty of loyalty to the Corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Section 174 of the DGCL, or for any transaction from which the director derived an improper personal benefit; provided, further, that this limitation of liability shall not eliminate or limit the liability of a director for any act or omission occurring prior to the filing of this Certificate of Incorporation.

Section 10. Survival of Rights. The rights conferred on any person by this ARTICLE THIRTEENTH shall continue as to a person who has ceased to be a director, officer, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 11. Savings Clause. If this ARTICLE THIRTEENTH or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this ARTICLE THIRTEENTH that shall not have been invalidated, or by any other applicable law. If this ARTICLE THIRTEENTH shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the Corporation shall indemnify each director and officer to the full extent under any other applicable law.

Section 12. Amendment or Repeal. Any repeal or modification of the provisions of this ARTICLE THIRTEENTH shall only be prospective and shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification

From and after the Closing, Impax and Holdco will, and will cause New Amneal to, indemnify and hold harmless each present and former director and officer of Impax and New Amneal determined as of the Closing, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Closing), arising out of the fact that such indemnified person is or was a director, officer, employee or agent of Impax or New Amneal, or is or was serving at the request of Impax or New Amneal as a director, officer, employee or agent of another person prior to the Closing.

Prior to the Closing, Amneal and New Amneal will, and if Amneal and New Amneal are unable to, Impax will cause the surviving company as of the Closing to, obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the completion of the merger with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with benefits and levels of coverage at least as favorable as Impax’s existing policies with respect to matters existing or occurring at or prior to the Closing, subject to certain limitation and premium thresholds.

Item 21. Exhibits and Financial Statement Schedules

A list of exhibits included as part of this registration statement is set forth in the Exhibit Index which immediately precedes such exhibits and is hereby incorporated by reference herein.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)	That every prospectus (i) that is filed pursuant to paragraph (6) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in, this registration statement when it became effective.

(10)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit No.	Description

2.1	Business Combination Agreement, dated as of October 17, 2017, among Impax Laboratories, Inc., Amneal Pharmaceuticals LLC, Atlas Holdings, Inc. and K2 Merger Sub Corporation (attached as Annex A to the combined proxy statement/prospectus which forms part of this registration statement).± **

2.2	Amendment No. 1, dated as of November 21, 2017, to the Business Combination Agreement, dated as of October 17, 2017, by and among Impax Laboratories, Inc., Atlas Holdings, Inc., K2 Merger Sub Corporation and Amneal Pharmaceuticals LLC (attached as Annex I to the combined proxy statement/prospectus which forms part of this registration statement).**

2.3	Amendment No. 2, dated as of December 16, 2017, to the Business Combination Agreement, dated as of October 17, 2017, by and among Impax Laboratories, Inc., Atlas Holdings, Inc., K2 Merger Sub Corporation and Amneal Pharmaceuticals LLC (attached as Annex K to the combined proxy statement/prospectus which forms part of this registration statement).**

2.4	PIPE Side Letter, dated November 21, 2017, by and among Amneal Holdings, LLC, Atlas Holdings, Inc., and TPG Improv Holdings, L.P. (attached as Annex J to the combined proxy statement/prospectus which forms part of this registration statement).**

3.1	Form of Restated Certificate of Incorporation of Atlas Holdings, Inc. (attached as Annex D to the combined proxy statement/prospectus which forms part of this registration statement).**

3.2	Form of Bylaws of Atlas Holdings, Inc. (attached as Annex E to the combined proxy statement/prospectus which forms part of this registration statement).**

5.1	Opinion of Sullivan & Cromwell LLP.**

8.1	Opinion of Sullivan & Cromwell LLP regarding certain federal income tax matters.**

10.1	Commitment Letter, dated as of October 17, 2017, among JPMorgan Chase Bank, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Amneal Pharmaceuticals LLC (attached as Annex G to the combined proxy statement/prospectus which forms part of this registration statement).**

10.2	Second Amended and Restated Stockholders Agreement, dated as of December 16, 2017, among Atlas Holdings, Inc., Amneal Pharmaceuticals Holdings Company LLC, AP Class D Member, LLC, AP Class E Member, LLC and AH PPU Management, LLC (attached as Annex B to the combined proxy statement/prospectus which forms part of this registration statement).**

10.3	Tax Receivable Agreement, among Amneal Pharmaceuticals, Inc., Amneal Pharmaceuticals LLC and the Members of Amneal Pharmaceuticals LLC from time to time party thereto (attached as Annex F to the combined proxy statement/prospectus which forms part of this registration statement).**

10.4	Form of Atlas Holdings, Inc. 2018 Incentive Award Plan.

10.5	Employment Agreement, dated December 16, 2017, by and among Amneal Pharmaceuticals LLC, Atlas Holdings, Inc. and Robert A. Stewart.**

10.6	Memorandum of Understanding, dated December 16, 2017, by and among Amneal Pharmaceuticals LLC, Paul M. Bisaro, Impax Laboratories, Inc., Amneal Holdings, LLC and Atlas Holdings, Inc.**

10.7	Employment Agreement, dated March 24, 2017, by and between Impax Laboratories, Inc. and Paul M. Bisaro.**

21.1	Subsidiaries of the Registrant.**

23.1	Consent of Sullivan & Cromwell LLP (included in Exhibits 5.1 and 8.1).

23.2	Consent of KPMG LLP relating to Impax Laboratories, Inc.’s financial statements.

23.3	Consent of EY LLP relating to relating to Amneal Pharmaceuticals LLC’s financial statements.

24.1	Powers of Attorney (included on the signature page of this registration statement).**

99.1	Form of Impax Laboratories, Inc. Proxy Card.**

99.2	Consent of Morgan Stanley & Co. LLC.

Exhibit No.	Description

99.3	Consent of Paul M. Bisaro.**

99.4	Consent of Robert L. Burr.**

99.5	Consent of Chintu Patel.**

99.6	Consent of Chirag Patel.**

±	Pursuant to Item 601(b)(2) of Regulation S-K, Impax agrees to furnish a supplemental copy of any omitted schedule or exhibit to the Business Combination Agreement to the SEC upon request.
**	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hayward, State of California, on February 1, 2018.

ATLAS HOLDINGS, INC.

By:	/s/ Bryan M. Reasons
	Name:	Bryan M. Reasons
	Title:	Executive Vice President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on February 1, 2018.

	Signature	Title

/s/ Paul M. Bisaro Paul M. Bisaro		President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Bryan M. Reasons Bryan M. Reasons		Executive Vice President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)

* Mark A. Schlossberg		Director

*By:	/s/ Bryan M. Reasons Bryan M. Reasons Attorney-in-fact